Form 20-F
period 2019-12-31
STUDIO CITY INTERNATIONAL HOLDINGS Ltd
filed 2020-03-31
CIK 1713334

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM

20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended
December 31, 2019
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
registered
or to be registered pursuant to
Section
12(b) of the Act:
Title of Each Class	Trading Symbol	Name of Each Exchange on Which Registered
American depositary shares each representing four Class A ordinary shares	MSC	The New York Stock Exchange

Securities
registered
or to be registered pursuant to Section 12(g) of the Act:
None.
(Title of Class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None.
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.
241,818,016 Class A ordinary shares and 72,511,760 Class B ordinary shares outstanding as of December 31, 2019
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes
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
Yes

☒
    No
☐
I
ndicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐	Emerging growth company ☐

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
☐
    No
☒
(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)
Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.    Yes
☐
    No
☐

e
q

i

ii

iii

INTRODUCTION
In this annual report on Form
 20-F,
unless otherwise indicated:
•	“2012 Notes” refers to the 8.50% senior notes due 2020 in an aggregate principal amount of US$825,000,000 issued by Studio City Finance on November 26, 2012 and as to which no amount remains outstanding following the redemption of all remaining outstanding amounts in March 2019;

•	“2012 Notes Tender Offer” refers to the conditional tender offer by Studio City Finance to purchase for cash any and all of the outstanding 2012 Notes, which commenced in January 2019 and settled in February 2019;

•	“2013 Project Facility” refers to the senior secured project facility, dated January 28, 2013 and as amended from time to time, entered into between, among others, Studio City Company, as borrower, and certain subsidiaries as guarantors, comprising a term loan facility of HK$10,080,460,000 (approximately US$1,300 million) and revolving credit facility of HK$775,420,000 (approximately US$100 million), and which has been amended, restated and extended by the 2016 Credit Facility;

•	“2016 Credit Facility” refers to the facility agreement dated November 23, 2016 with, among others, Bank of China Limited, Macau Branch, to amend, restate and extend the 2013 Project Facility to provide for senior secured credit facilities in an aggregate amount of HK$234.0 million, which consist of a HK$233.0 million (approximately US$29.9 million) revolving credit facility and a HK$1.0 million (approximately US$128,000) term loan facility;

•	“2016 Notes” refers to the (i) 5.875% senior secured notes due 2019 in an aggregate principal amount of US$350,000,000, or the 2016 5.875% Notes, which were fully repaid upon maturity in November 2019, and (ii) 7.250% senior secured notes due 2021 in an aggregate principal amount of US$850,000,000, or the 2016 7.250% Notes, both issued by Studio City Company on November 30, 2016;

•	“2019 Notes” refers to the 7.25% senior notes due 2024 in an aggregate principal amount of US$600,000,000 issued by Studio City Finance on February 11, 2019;

•	“ADSs” refers to our American depositary shares, each of which represents four Class A ordinary shares;

•	“Altira Macau” refers to an integrated casino and hotel development located in Taipa, Macau, that caters to Asian VIP rolling chip customers;

•	“board” and “board of directors” refer to the board of directors of our Company or a duly constituted committee thereof;

•	“China” and “PRC” refer to the People’s Republic of China, excluding the Hong Kong Special Administrative Region of the PRC (Hong Kong), the Macau Special Administrative Region of the PRC (Macau) and Taiwan from a geographical point of view;

•	“City of Dreams” refers to a casino, hotel, retail and entertainment integrated resort located in Cotai, Macau, which currently features casino areas and four luxury hotels, including a collection of retail brands, a wet stage performance theater and other entertainment venues;

•	“DICJ” refers to the Direcção de Inspecção e Coordenação de Jogos (the Gaming Inspection and Coordination Bureau), a department of the Public Administration of Macau;

•	“Greater China” refers to mainland China, Hong Kong and Macau, collectively;

•	“HK$” and “H.K. dollar(s)” refer to the legal currency of Hong Kong;

•	“Master Service Providers” refer to certain of our affiliates with whom we entered into a master service agreement and a series of work agreements with respect to the
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

•	“MCO Cotai” refers to MCO Cotai Investments Limited (formerly known as MCE Cotai Investments Limited), a subsidiary of Melco Resorts and a shareholder of our Company;

•	“Melco International” refers to Melco International Development Limited, a Hong Kong-listed company;

•	“Melco Resorts” refers to Melco Resorts & Entertainment Limited, a Cayman Islands company and with its American depositary shares listed on the Nasdaq Global Select Market;

•	“Melco Resorts Macau” or the “Gaming Operator” refers to Melco Resorts (Macau) Limited, a company incorporated under the laws of Macau that is a subsidiary of Melco Resorts, the holder of a subconcession under the Subconcession Contract and the operator of Studio City Casino. The equity interest of the Gaming Operator is 90% owned by Melco Resorts and 10% owned by Mr. Lawrence Ho, the managing director of the Gaming Operator;

•	“MOP” or “Pataca(s)” refers to the legal currency of Macau;

•	“MSC Cotai” refers to our subsidiary, MSC Cotai Limited, which is a company incorporated in the British Virgin Islands with limited liability;

•	“New Cotai” refers to New Cotai, LLC, a Delaware limited liability company;

•	“New Cotai Holdings” refers to New Cotai Holdings, LLC, a Delaware limited liability company;

•	“Renminbi” and “RMB” refer to the legal currency of China;

•	“Studio City” refers to a cinematically-themed integrated entertainment, retail and gaming resort in Cotai, an area of reclaimed land located between the islands of Taipa and Coloane in Macau;

•	“Studio City Casino” refers to the gaming areas being operated within Studio City;

•	“Studio City Company” refers to our subsidiary, Studio City Company Limited, which is a company incorporated in the British Virgin Islands with limited liability;

•	“Studio City Developments” refers to our subsidiary, Studio City Developments Limited, a Macau company;

•	“Studio City Entertainment” refers to our subsidiary, Studio City Entertainment Limited, a Macau company;

•	“Studio City Finance” refers to our subsidiary, Studio City Finance Limited, which is a company incorporated in the British Virgin Islands with limited liability;

•	“Studio City Hotels” refers to our subsidiary, Studio City Hotels Limited, a Macau company;

•	“Studio City Investments” refers to our subsidiary, Studio City Investments Limited, which is a company incorporated in the British Virgin Islands with limited liability;

•	“Subconcession Contract” refers to the subconcession contract executed between the Gaming Operator and Wynn Resorts (Macau) S.A., or Wynn Resorts Macau, on September 8, 2006, that provides for the terms and conditions of the subconcession granted to the Gaming Operator by Wynn Resorts Macau;

•	“US$” and “U.S. dollar(s)” refer to the legal currency of the United States;

•	“U.S. GAAP” refers to the U.S. generally accepted accounting principles; and

•	“we,” “us,” “our,” “our Company” and “the Company” refer to Studio City International Holdings Limited and, as the context requires, its predecessor entities and its consolidated subsidiaries.

This annual report on Form
 20-F
includes our audited consolidated financial statements for the years ended December 31, 2019, 2018 and 2017 and as of December 31, 2019 and 2018.
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

“subconcession”
an agreement for the operation of games of fortune and chance in casinos between the entity holding the concession, or the concessionaire, and a subconcessionaire, pursuant to which the subconcessionaire is authorized to operate games of fortune and chance in casinos in Macau

“table games win”
the amount of wagers won net of wagers lost on gaming tables that is retained and recorded as casino revenues. Table games win is calculated before discounts, commissions, non-discretionary
incentives (including the point-loyalty programs) as administered by the Gaming Operator and allocating casino revenues related to goods and services provided to gaming patrons on a complimentary basis

“VIP gaming room”	gaming rooms or areas that have restricted access to rolling chip patrons and typically offer more personalized service than the general mass market gaming areas

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
This annual report on Form
 20-F
contains forward-looking statements that relate to future events, including our future operating results and conditions, our prospects and our future financial performance and condition, all of which are largely based on our current expectations and projections. The forward-looking statements are contained principally in the sections entitled “Item 3. Key Information — D. Risk Factors,” “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects.” Known and unknown risks, uncertainties and other factors may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. See “Item 3. Key Information — D. Risk Factors” for a discussion of some risk factors that may affect our business and results of operations. Moreover, because we operate in a heavily regulated and evolving industry, may become highly leveraged and operate in Macau, a growth market with intense competition, new risk factors may emerge from time to time. It is not possible for our management to predict all risk factors, nor can we assess the impact of these factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those expressed or implied in any forward-looking statement.
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

A. SELECTED FINANCIAL DATA
The following selected consolidated statement of operations data for the years ended December 31, 2019, 2018 and 2017 and balance sheet data as of December 31, 2019 and 2018 have been derived from our audited consolidated financial statements included elsewhere in this annual report beginning on page
 F-1.
The Company adopted Accounting Standards Codification 842,
Leases (Topic 842)
(“New Leases Standard”) on January 1, 2019 under the modified retrospective method. Results for the periods beginning on or after January 1, 2019 are presented under the New Leases Standard, while prior year amounts are not adjusted and continue to be reported in accordance with the previous basis. The Company adopted a new revenue recognition standard issued by the Financial Accounting Standards Board (the “New Revenue Standard”) on January 1, 2018 under the modified retrospective method. Results for the periods beginning on or after January 1, 2018 are presented under the New Revenue Standard, while prior year amounts are not adjusted and continue to be reported in accordance with the previous basis.
The selected consolidated statement of operations data for the years ended December 31, 2016 and 2015 and the balance sheet data as of December 31, 2017, 2016 and 2015 have been derived from our consolidated financial statements not included in this annual report. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP. You should read the selected consolidated financial data in conjunction with our consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report. The historical results are not necessarily indicative of the results of operations to be expected in the future.

	Year Ended December 31,
	2019 (2)	2018 (3)	2017	2016	2015 (1)
	(In thousands of US$, except for share and per share data)
Consolidated Statements of Operations Data:
Total operating revenues	$626,733	$571,213	$539,814	$424,531	$69,334
Total operating costs and expenses	$(448,737)	$(433,351)	$(459,364)	$(479,297)	$(258,611)
Operating income (loss)	$177,996	$137,862	$80,450	$(54,766)	$(189,277)
Net Income (loss)	$43,629	$(20,745)	$(76,437)	$(242,789)	$(232,560)
Net income attributable to participation interest	$(10,065)	$(853)	$—	$—	$—
Net Income (loss) attributable to Studio City International Holdings Limited	$33,564	$(21,598)	$(76,437)	$(242,789)	$(232,560)
Net Income (loss) attributable to Studio City International Holdings Limited per Class A ordinary share (5) :
Basic and diluted	$0.139	$(0.113)	$(0.422)	$(1.339)	$(1.283)
Net Income (loss) attributable to Studio City International Holdings Limited per ADS (4)(5) :
Basic and diluted	$0.555	$(0.451)	$(1.687)	$(5.357)	$(5.132)
Weighted average Class A ordinary shares outstanding used in net income (loss) attributable to Studio City International Holdings Limited per Class A ordinary share calculation (5) :
Basic and diluted	241,818,016	191,533,455	181,279,400	181,279,400	181,279,400

(1)	We commenced operations in October 2015.

(2)	We adopted the New Leases Standard on January 1, 2019 under the modified retrospective method. There was no material impact on our results of operations for the year ended December 31, 2019 as a result of the adoption of the New Leases Standard.

(3)	We adopted the New Revenue Standard on January 1, 2018 under the modified retrospective method. There was no material impact on our results of operations for the year ended December 31, 2018 as a result of the adoption of the New Revenue Standard.

(4)	Each ADS represents four Class A ordinary shares.

(5)	In connection with the Company’s initial public offering on October 22, 2018, the Company underwent a series of organizational transactions. For the calculation of net loss attributable to Studio City International Holdings Limited per Class A ordinary share for periods prior to the initial public offering, including the year ended December 31, 2018 for which a portion of the period preceded initial public offering, the Company has retrospectively presented net loss attributable to Studio City International Holdings Limited per Class A ordinary share and the share capital as if the organizational transactions had occurred at the beginning of the earliest period presented. Such retrospective presentation reflects the redesignation of the then issued 18,127.94 ordinary shares of US$1 par value each into 181,279,400 Class A ordinary shares of US$0.0001 par value each for the years ended December 31, 2017, 2016 and 2015. For periods prior to the initial public offering date, the retrospective presentation does not include the exchange of 72,511,760 Class A ordinary shares into 72,511,760 Class B ordinary shares of US$0.0001 par value each and the issuance of 115,000,000 Class A ordinary shares in the initial public offering.

	As of December 31,
	2019 (1)	2018 (2)	2017	2016	2015
	(In thousands of US$)
Summary Consolidated Balance Sheets Data:
Total current assets	414,440	459,041	460,927	397,218	661,074
Cash and cash equivalents	299,367	345,854	348,399	336,783	285,067
Bank deposits with original maturities over three months	—	—	9,884	—	—
Restricted cash	27,735	31,582	34,400	34,333	301,096
Amounts due from affiliated companies	61,990	42,339	37,826	1,578	40,837
Total non-current assets	2,297,800	2,343,297	2,466,640	2,624,781	2,731,509
Property and equipment, net	2,107,457	2,175,858	2,280,116	2,419,410	2,518,578
Land use right, net	118,888	121,544	125,672	128,995	132,318
Operating lease right-of-use assets (1)	14,238	—	—	—	—
Restricted cash	130	129	130	130	—
Total assets	2,712,240	2,802,338	2,927,567	3,021,999	3,392,583

Total current liabilities	100,171	438,972	178,070	193,439	327,213
Accrued expenses and other current liabilities (1)	82,553	62,825	155,840	156,495	214,004
Current portion of long-term debts, net	—	347,740	—	—	74,630
Amounts due to affiliated companies	14,248	21,953	19,508	33,462	34,763
Long-term debt, net	1,435,088	1,261,904	1,999,354	1,992,123	1,982,573
Operating lease liabilities, non-current (1)	13,720	—	—	—	—
Other long-term liabilities	3,149	4,017	9,512	19,130	23,097
Total liabilities	1,553,581	1,705,937	2,187,524	2,205,519	2,333,236

Total shareholders’ equity (2)	891,368	843,472	740,043	816,480	1,059,347
Participation interest	267,291	252,929	—	—	—
Total shareholders’ equity and participation interest (2)	1,158,659	1,096,401	740,043	816,480	1,059,347

Total liabilities, shareholders’ equity and participation interest (2)	2,712,240	2,802,338	2,927,567	3,021,999	3,392,583

(1)	We adopted the New Leases Standard on January 1, 2019 under the modified retrospective method and recognized operating lease right-of-use
assets and operating lease liabilities of US$14.7 million and US$14.7 million, respectively as of January 1, 2019. As of December 31, 2019, operating lease right-of-use
assets and operating lease liabilities were US$14.2 million and US$14.6 million, respectively.

(2)	We adopted the New Revenue Standard on January 1, 2018 under the modified retrospective method and recognized an increase to the opening balance of accumulated losses of US$3.3 million due to the cumulative effect of adopting the New Revenue Standard.

Exchange Rate Information
Our reporting currency is the U.S. Dollar and functional currencies are the U.S. Dollar, Hong Kong Dollar and Pataca. This annual report on Form
20-F
contains translations of certain Pataca, Hong Kong Dollar and Renminbi amounts into U.S. Dollars for the convenience of the reader. Unless otherwise stated, all translations of Hong Kong Dollar and Renminbi amounts into U.S. Dollars in this annual report on Form
20-F
were made at the rates of HK$7.7890 to US$1.00 and RMB6.9831 to US$1.00, respectively.
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
The noon buying rate on December 31, 2019 in New York City for cable transfers in H.K. dollars per U.S. dollars, provided in the H.10 weekly statistical release of the Federal Reserve Board of the United States as certified for customs purposes by the Federal Reserve Bank of New York, was HK$7.7894 to US$1.00. On March 20, 2020, the noon buying rate was HK$7.7554 to US$1.00. We make no representation that any H.K. dollar or U.S. dollar amounts could have been, or could be, converted into U.S. dollar or H.K. dollar, as the case may be, at any particular rate, the rates stated below, or at all.
The following table sets forth information concerning the noon buying rate for H.K. dollars for the period indicated.

	Noon Buying Rate
Period	Period End	Average (1)	High	Low
	(H.K. dollar per US$1.00)
March 2020 (through March 20, 2020)	7.7554	7.7707	7.7863	7.7554
February 2020	7.7927	7.7757	7.7951	7.7630
January 2020	7.7665	7.7725	7.7889	7.7661
December 2019	7.7894	7.8045	7.8289	7.7850
November 2019	7.8267	7.8279	7.8365	7.8208
October 2019	7.8376	7.8421	7.8454	7.8371
September 2019	7.8401	7.8350	7.8425	7.8177
2019	7.7894	7.8351	7.8499	7.7850
2018	7.8305	7.8376	7.8499	7.8043
2017	7.8128	7.7926	7.8267	7.7540
2016	7.7534	7.7620	7.8270	7.7505
2015	7.7507	7.7524	7.7686	7.7495

(1)	Annual averages are calculated from month-end rates. Monthly averages are calculated using the average of the daily rates during the relevant period.

On March 20, 2020, the noon buying rate for Renminbi was RMB7.0950 to US$1.00.
The Pataca is pegged to the H.K. dollar at a rate of HK$1.00 = MOP1.03. All translations from Patacas to U.S. dollars in this annual report on Form
 20-F
were made at the exchange rate of MOP8.0227 = US$1.00. The Federal Reserve Bank of New York does not certify for customs purposes a noon buying rate for cable transfers in Patacas.

We make no representation that the Pataca, Hong Kong Dollar, Renminbi or U.S. Dollar amounts referred to in this annual report on Form
20-F
could have been, or could be, converted into U.S. Dollars, Patacas, Renminbi and Hong Kong Dollars, as the case may be, at any particular rate or at all.
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
We may encounter risks and difficulties frequently experienced by companies with early stage operations, and those risks and difficulties may be heightened by challenging market conditions of the gaming business in Macau and other challenges our business faces. Certain of these risks relate to our ability to:
•	operate, support, expand and develop our operations and our facilities;
•	respond to economic uncertainties, including the higher prospect of a global recession and a severe contraction of liquidity in the global credit markets as a result of the recent coronavirus
(Covid-19)
pandemic and recent decline in oil prices;
•	respond to competitive market conditions;
•	fulfill conditions precedent to draw down or roll over funds from current and future credit facilities;
•	comply with covenants under our existing and future debt issuances and credit facilities;
•	respond to changing financial requirements and raise additional capital, as required;
•	complete the development of our remaining project for Studio City on time and in compliance with the conditions under the relevant land concession contract;
•	obtain the necessary authorizations, approvals and licenses from the relevant governmental authorities for the development of our remaining project for Studio City;
•	attract and retain customers and qualified staff;
•	maintain effective control of our operating costs and expenses;
•	maintain internal personnel, systems, controls and procedures to assure compliance with the extensive regulatory requirements applicable to our business as well as regulatory compliance as a public company; and
•	assure compliance with, and respond to changes in, the regulatory environment and government policies.
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
The Gaming Operator and our subsidiary, Studio City Entertainment, have entered into the Services and Right to Use Arrangements under which the Gaming Operator has agreed to operate Studio City Casino since we do not hold a gaming license in Macau. Under such arrangements, the Gaming Operator deducts gaming taxes and the costs incurred in connection with its operations from Studio City Casino’s gross gaming revenues. We receive the residual amount and recognize such residual amount as revenues from provision of gaming related services.
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
According to the Services and Right to Use Arrangements, the Gaming Operator, a subsidiary of Melco Resorts, is responsible for the operation of the Studio City Casino facilities, including hiring, employing, training and supervising casino personnel. The Gaming Operator deducts gaming taxes and the costs incurred in connection with its operations, including staff costs from Studio City Casino’s gross gaming revenues. We expect the Gaming Operator to continue managing all recruitment and training-related matters for staff that have been deployed at Studio City Casino.
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
Under the Services and Right to Use Arrangements, the Gaming Operator deducts gaming taxes and the costs of operation of Studio City Casino. We receive the residual gross gaming revenues and recognize these amounts as our revenues from provision of gaming related services.
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
We are dependent upon the operation of Studio City to generate our revenue and cash flows. Given that our operations are conducted only at Studio City in Macau, we are subject to greater risks than a company with several operating properties in several markets. These risks include, but are not limited to:
•	dependence on the gaming, tourism and leisure market in Macau;

•	limited diversification of our business and sources of revenue;

•	a decline in air, land or ferry passenger traffic to Macau due to higher ticket costs, fears concerning travel, travel restrictions or otherwise, including as a result of the outbreak of widespread health epidemics or pandemics, such as the recent outbreak of the
Covid-19,
or social unrest in Hong Kong;

•	travel restrictions to Macau or from China, including due to the outbreak of infectious disease, such as the recent Covid-19 outbreak;

•	a decline in economic and political conditions in Macau, China or Asia, or an increase in competition within the gaming industry in Macau or generally in Asia;

•	inaccessibility to Macau due to inclement weather, road construction or closure of primary access routes;

•	austerity measures imposed now or in the future by the governments in China or other countries in Asia;

•	tightened control of cross-border fund transfers and/or foreign exchange regulations or policies effected by the Chinese or Macau governments;

•	any enforcement or legal measures taken by the Chinese government to deter gaming activities and/or marketing of gaming activities;

•	changes in Macau governmental laws and regulations, or interpretations thereof, including gaming laws and regulations, anti-smoking legislation, as well as China travel and visa policies;

•	natural and other disasters, including typhoons, outbreaks of infectious diseases, terrorism or violent criminal activities, affecting Macau;

•	relaxation of regulations on gaming laws in other regional economies that could compete with the Macau market;

•	government restrictions on growth of gaming markets, including policies on gaming table allocation and caps; and

•	a decrease in gaming activities and other spending at Studio City Casino.

Any of these developments or events could have a material adverse effect on our business, cash flows, financial condition, results of operations and prospects.
As we derive all of our revenues from our business and operations in Macau, our business may be materially affected by any disruptions or downturns in the Macau gaming market. As a result, our business is sensitive to the willingness of our customers to travel as a substantial portion of our customers travel to reach Macau and our Studio City property. Since December 2019, there have been reported cases of
Covid-19
in Macau, the Philippines, Hong Kong, China, Singapore, South Korea, Japan, Iran, Europe, the U.S. and other parts of the world. On January 31, 2020, the
Covid-19
outbreak was declared a global emergency by the World Health Organization. As a result of the
Covid-19
outbreak, the PRC government suspended the issuance of group and individual travel visas from China to Macau and the Hong Kong SAR government suspended all ferry and helicopter services between Hong Kong and Macau. In addition, the Macau government required all casinos in Macau to be closed for a
15-day
period in February 2020. Upon resumption of operations, casinos in Macau were required to implement health-related precautionary measures, including temperature checks, mask protection, health declarations and requirements that gaming patrons be stopped from congregating together, that the number of players and spectators at tables be limited to three to four, that gaming patrons be prohibited from sitting in adjacent seats at gaming tables and that gaming patrons and casino employees maintain minimum physical distances. According to the Macao Government Tourism Office, visitor arrivals to Macau during the Chinese New Year in 2020 decreased by approximately 78.3% on a year-over-year basis while, according to the DICJ, gross gaming revenues in Macau declined by 49.9% on a year-over-year basis in the first two months of 2020 as compared to the first two months of 2019. On March 11, 2020, the
Covid-19
outbreak was declared a pandemic by the World Health Organization. As the Covid-19 outbreak continues to spread, Macau, China and other countries or regions have imposed new or modified existing travel restrictions and/or quarantine measures to further restrict or discourage individuals from traveling into or out of these countries or regions. For example, in March 2020, the Macau government announced the prohibition of all foreigners from entering Macau other than residents of Hong Kong and Taiwan, provided such residents undergo a mandatory 14-day quarantine upon entry into Macau and have not otherwise been to other areas in the preceding 14 days. The PRC government in March 2020 also announced further measures significantly reducing the movement of individuals between Macau and the province of Guangdong, including general requirements for those entering Guangdong province returning from Macau to be subject to a mandatory 14-day quarantine. The disruptions to our operations caused by the
Covid-19
outbreak have had a material effect on the Company’s financial condition, operations and prospects during the first quarter of 2020. As such disruptions are ongoing, such material adverse effects will continue, and may worsen, beyond the first quarter of 2020. Any recovery from such disruption will depend on future developments, such as the duration of travel and visa restrictions and customer sentiment, including the length of time before customers will resume travelling and participating in entertainment and leisure activities at high-density venues, all of which are highly uncertain. Given the uncertainty around the extent and timing of the potential future spread or mitigation of
Covid-19
and around the imposition or relaxation of protective measures, we are unable to reasonably estimate the impact to our future results of operations, cash flows and financial condition.
In addition, according to the DICJ, while the Macau gaming market generally improved between the third quarter of 2016 and the last quarter of 2018, it experienced a decline in gross gaming revenues from 2014 to 2016 and declined by 3.4% on a year-over-year basis in 2019 as compared to 2018. Our business, financial condition and results of operations may be materially and adversely affected by such decline or other disruptions in the Macau gaming market. The recent
Covid-19
outbreak has had, and will likely to continue to have, a material adverse effect on the Macau gaming market.
Furthermore, as Macau is a limited gaming concession market nearing its land capacity for the development of integrated resorts, opportunities to expand our operations, if any, may be limited.
The Gaming Operator will continue VIP rolling chip tables at the Studio City Casino until January 15, 2021, subject to early termination with 30 days’ prior notice by either Studio City or the Gaming Operator. Any discontinuation of such VIP rolling chip operations is likely to materially and adversely affect our financial condition and results of operations.
VIP rolling chip operations, including both junket and premium direct VIP offerings, were introduced at Studio City Casino in early November 2016. Such VIP rolling chip operations are operated by the Gaming Operator under the Services and Right to Use Arrangements. The VIP tables used in such operations were initially allocated by the Macau government for operation by the Gaming Operator at gaming areas of the Gaming Operator’s other properties in Macau. In January 2020, we announced the Gaming Operator’s continuation of VIP rolling chip operations at the Studio City Casino until January 15, 2021. Such VIP rolling chip operations are subject to early termination with 30 days’ prior notice by either Studio City Entertainment or the Gaming Operator.
The 250 mass market gaming tables permitted to be operated at the Studio City Casino by the Gaming Operator are designated for mass market purposes only and there is no assurance or expectation that such tables may be operated as VIP rolling chip tables in the future as the Macau government has determined that tables authorized for mass market gaming operations may not be utilized for VIP gaming operations. Amounts received from the Studio City Casino VIP gaming operations, as determined under the Services and Right to Use Arrangements, amounted to US$20.0 million and US$35.7 million in 2019 and 2018, respectively.

While we expect our business strategy going forward to continue to focus on cultivating further growth in the premium mass and mass market segments at the Studio City Casino and enhancing our differentiated non-gaming
amenities to complement our gaming operations, any discontinuation of the VIP rolling chip operations at Studio City Casino is likely to have a material adverse effect on our business, prospects, financial condition, results of operations and cash flows.
Studio City Casino’s VIP rolling chip operations, while they continue, may cause volatility in our financial condition and results of operations due to changes in the economic and regulatory environments and Studio City Casino’s ability to attract and retain VIP rolling chip players.
Studio City Casino has and, to the extent VIP rolling chip operations continue, is expected to incur costs associated with the VIP rolling chip operations, while the expected revenues to be generated from the VIP rolling chip operations may be volatile primarily due to high bets and the resulting high winnings and losses. Gross win per VIP table per day were approximately US$21,000 and US$38,000 in 2019 and 2018, respectively. VIP rolling chip operations are also more vulnerable to changes in the economic environment and therefore inherently more volatile than mass market operations. For example, according to statistics compiled from the DICJ, VIP rolling chip gross gaming revenues declined in Macau from 2015 to 2016 and again from 2018 to 2019, while mass market gross gaming revenues increased during the same periods. Moreover, VIP rolling chip operations involve commissions to the gaming promoters and, as a result, the margins associated with VIP rolling chip operations are usually lower than the margins for mass market operations and may also be volatile from period-to-period
due to significant variances in winnings and losses. As a result, Studio City Casino’s business, results of operations and cash flows may become more volatile, while VIP rolling chip operations continue, compared to that of other casinos with only mass market gaming operations.
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
Studio City may not be financially successful or generate the cash flows that we anticipate. We generated net income attributable to Studio City International Holdings Limited of US$33.6 million for the year ended December 31, 2019 while we had net losses attributable to Studio City International Holdings Limited of US$21.6 million, US$76.4 million and US$242.8 million for the years ended December 31, 2018, 2017 and 2016, respectively, primarily because Studio City only commenced operations in October 2015 and was ramping up operations. In addition, we incurred negative operating cash flows of US$113.1 million in 2015.
We expect our costs and expenses to increase in absolute amounts due to (i) the continued expansion of our operations, which will cause us to incur increased costs and expenses associated with the operation of our businesses; and (ii) the continued development of our remaining project.
We also expect that we will continue to incur significant capital expenditures as we continue to expand our existing operations and develop our remaining project. These efforts may be more costly than we expect and our revenue may not increase sufficiently to offset these expenses. We may continue to take actions and make investments that do not generate optimal short-term financial results and may even result in increased operating losses in the short term with no assurance that we will eventually achieve the intended long-term benefits or profitability. These factors may adversely affect our ability to achieve profitability and service debt obligations and interest payments under any of our existing or future financing facilities.
We have a substantial amount of existing indebtedness and may incur additional indebtedness, which could have significant effects on our business and future operations.
We have a substantial amount of existing indebtedness. As of December 31, 2019, we had total outstanding indebtedness of approximately US$1.45 billion, representing the outstanding principal balances of our existing notes and credit facility. See “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources — Indebtedness.” Significant interest and principal payments are required to meet our obligations under the existing indebtedness. Our substantial indebtedness could have important consequences for you and significant effects on our business and future operations. For example:
•	if we fail to meet our payment obligations or otherwise default under the agreements governing our existing indebtedness, the applicable lenders or note holders under our indebtedness will have the right to accelerate such indebtedness and exercise other rights and remedies against us;
•	we may be limited in our ability to obtain additional financing, if needed, to fund our working capital requirements, capital expenditures, debt service, general corporate or other obligations, including our obligations with respect to the existing indebtedness;
•	we are required to use all or a substantial portion of our cash flow from operations of Studio City to service our indebtedness, which will reduce the available cash flow to fund our operations, capital expenditures and other general corporate purposes;
•	we may be limited in our ability to respond to changing business and economic conditions and to withstand competitive pressures, which may affect our financial condition;
•	under certain existing indebtedness, the interest rates we pay in respect of the indebtedness which we are not required to hedge will fluctuate with the current market rates and, accordingly, our interest expense will increase if market interest rates increase;
•	we may be placed at a competitive disadvantage to our competitors who are not as highly leveraged; and
•	in the event that we or one of our subsidiaries were to default, it may result in the loss of all or a substantial portion of our and/or our subsidiaries’ assets over which our creditors have taken or will take security.
Under the terms of the indentures governing our existing indebtedness, we will be permitted to incur additional indebtedness if certain conditions are met, some of which may be senior secured indebtedness. If we incur additional indebtedness, certain risks described above will be exacerbated.
If we are unable to comply with our existing and/or future indebtedness obligations and other agreements, there could be a default under those agreements. If that occurs, lenders could terminate their respective commitments to lend to us or terminate their respective agreements, and holders of our debt securities could accelerate repayment of debt and declare all outstanding amounts due and payable, as the case may be. Furthermore, existing agreements governing our indebtedness contain, and future agreements governing our indebtedness are likely to contain, cross-acceleration or cross-default provisions. As a result, our default under any such agreement may cause the acceleration of repayment of other indebtedness or result in a default under agreements governing our other indebtedness. If any of these events occur, our assets and cash flows may not be sufficient to repay in full all of our indebtedness and we may not be able to find alternative financing. Even if we are able to obtain alternative financing, it may not be on terms that are comparable or acceptable to us.

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
 non-gaming
 offerings.
We generate a portion of our revenues from
non-gaming
offerings and our financial performance in part depends on our ability to attract new and repeat customers to the non-gaming
facilities at Studio City. Both visitation and the level of spending at our themed attractions, hotel, retail shops, restaurants and other leisure and entertainment facilities are key drivers of revenues and profitability, and reductions in either could have a material adverse effect on our business, prospects, results of operations and cash flows. In addition, any cessation of the operation of VIP tables by the Gaming Operator at Studio City Casino, or any reduction in such operation, could have a material adverse effect on visitation and the level of spending at our leisure and entertainment facilities as rolling chip patrons have become increasingly significant growth drivers for our high-end
retail and fine-dining offerings. We do not have a long track record in operating these non-gaming
facilities and may not be able to attract new and recurring customers to our non-gaming
facilities at Studio City. Our success in
non-gaming
offerings depends on, among others, the effectiveness of our advertising and marketing initiatives,

the attractiveness and safety of our entertainment facilities as compared to other resorts in Macau, the compliance with legal and regulatory requirements for our retail, entertainment and food and beverage outlets and our continued cooperation with the popular retail brands and restaurants. Moreover, many of our attractions which draw in large numbers of visitors, such as the Golden Reel and Batman Dark Flight may become obsolete in terms of technology or otherwise fail to continue to attract sufficient number of visitors. We cannot assure you that we will be financially successful in our non-gaming
offerings or be able to maintain the average daily rate, occupancy rate and REVPAR of Studio City hotel or visitation to Studio City in general, which may adversely affect our ability to generate the cash flows that we anticipate and impact our operations and financial condition.
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

We are developing the remaining project for Studio City under the terms of a land concession which currently require us to fully develop the land on which Studio City is located by May 31, 2022. If we do not complete development by that time and the Macau government does not grant us an extension of the development period, we could be forced to forfeit all or part of our investment in Studio City, along with our interest in the land on which Studio City is located and the building and structures on such land.
Land concessions in Macau are issued by the Macau government and generally have terms of 25 years and are renewable for further consecutive periods of ten years. Land concessions further stipulate a period within which the development of the land must be completed. The land on which Studio City is located must be fully developed by May 31, 2022.
While we opened Studio City in October 2015, development for the remaining land of Studio City is still ongoing and in the early stages. Although we have already made significant capital investments for the development for the remaining land of Studio City, we expect to require significant additional capital investments to complete the development. As of December 31, 2019, we had incurred approximately US$80.7 million aggregate costs relating to the development of our remaining project, primarily related to the initial design and planning costs. Based on our current plan for the remaining project, we currently expect a project budget of approximately US$1.35 billion to US$1.40 billion for the development of the remaining project (exclusive of any pre-opening
costs and financing costs). Such development for the remaining project of Studio City may be funded through various sources, including cash on hand, operating free cash flow as well as debt and/or equity financing. Our ability to obtain any debt financing also depends on a number of factors beyond our control, including market conditions such as the higher prospect of a global recession and a severe contraction of liquidity in the global credit markets caused by the effect of the recent large-scale global
Covid-19
pandemic and recent decline in oil prices and lenders’ perceptions of, and demand for the debt financing for the remaining project of Studio City. There is no guarantee that we can secure the necessary additional capital investments, including any debt financing, required for the development of the remaining project of Studio City in a timely manner or at all.
There is also no guarantee that we will complete the development of the remaining land of Studio City by the deadline. Prior to the
Covid-19
outbreak, we estimated a construction period of approximately 32 months for the remaining project. With the disruptions from the
Covid-19
outbreak, the construction period may be delayed and extend beyond the estimated approximately 32 months. In the event that additional time is required to complete the development of the remaining project for Studio City, we will have to apply for an extension of the relevant development period which shall be subject to Macau government review and approval at its discretion. While the Macau government may grant extensions if we meet certain legal requirements and the application for the extension is made in accordance with the relevant rules and regulations, there can be no assurance that the Macau government will grant us any necessary extension of the development period or not exercise its rights to terminate the Studio City land concession. In the event that no further extension is granted or the Studio City land concession is terminated, we could lose all or substantially all of our investment in Studio City, including our interest in the land and building and may not be able to continue to operate Studio City as planned, which will materially and adversely affect our business and prospects, results of operations and financial condition.
Future development of the remaining project is subject to significant risks and uncertainties.
Under our current plan for the remaining project, the remaining project is expected to consist of two hotel towers with a total of approximately 900 rooms and suites and a gaming area. In addition, we currently envision the remaining project to also contain a waterpark with indoor and outdoor areas. Other non-gaming
attractions expected to be part of the remaining project include MICE space, retail and food and beverage outlets and a cineplex.

The development and construction risks of the remaining project at Studio City include:
•	failure or delay in obtaining the necessary permits, authorizations, approvals and licenses from the relevant governmental authorities, including for any further extension of the development period;

•	lack of sufficient, or delays in availability of, financing;

•	changes to plans and specifications;

•	engineering problems, including defective plans and specifications;

•	changes in laws and regulations, or in the interpretation and enforcement of laws and regulations, applicable to leisure, real estate development or construction projects;

•	costs in relation to compliance with environmental rules and regulations in our development plans;

•	disruptions to key supply markets, including shortages of, and price increases in, energy, materials and skilled and unskilled labor, and inflation, including any disruptions resulting from the
Covid-19
outbreak;

•	labor disputes or work stoppages;

•	shortage of qualified contractors and suppliers or inability to enter into definitive contracts with contractors with sufficient skills, financial resources and experience on commercially reasonable terms, or at all;

•	disputes with and defaults by or between suppliers, contractors and subcontractors and other counter-parties;

•	personal injuries to workers and other persons;

•	environmental, health and safety issues, including site accidents and the spread or outbreak of infectious diseases;

•	fires, typhoons and other natural disasters, including weather interferences or delays; and

•	other unanticipated circumstances or cost increases.

We are in the early stages of development of the remaining project. However, there is no assurance that our expected development plan will be successful and that we will be able to secure commercial terms favorable to us from our potential business or financing sources. In addition, we expect that our capital expenditures and depreciation and amortization expenses will increase as we continue to develop our remaining project. As of December 31, 2019, we incurred approximately US$80.7 million of aggregate costs relating to the development of our remaining project, primarily related to the initial design and planning costs. Based on our current plan for the remaining project, we currently expect a project budget of approximately US$1.35 billion to US$1.40 billion for the development of the remaining project (exclusive of any pre-opening
costs and financing costs). As we obtain additional debt and/or equity financing, our leverage may intensify, our financing-related costs may increase and your equity interest in us may be diluted, as the case may be. Furthermore, there is no guarantee that we may be able to respond adequately to competitive or unfavorable market conditions to successfully operate and capitalize on our investment in the remaining project when it commences operations.
The occurrence of any of these developments or construction risks could increase the total costs, delay or prevent the construction or opening or otherwise affect the design and features of the remaining project at Studio City. Prior to the
Covid-19
outbreak, we estimated a construction period of approximately 32 months for the remaining project. With the disruptions from the
Covid-19
outbreak, the construction period may be delayed and extend beyond the estimated approximately 32 months. In addition, we cannot guarantee that our construction costs or total project costs for the remaining project at Studio City will not increase above our budget. Any failure to complete the remaining project on time or within our budget could have a material adverse effect on our business and prospects, financial condition, results of operations and cash flows.

We may not be able to obtain adequate financing on satisfactory terms for our existing business and/or remaining project, or at all.
In the past, we have funded our capital investment projects primarily through credit facilities, issuance of debt securities and other debt financings. We will require additional funding in the future for the expansion of our current business and/or development of our remaining project, which may be substantial and which we may raise through a combination of credit, debt and equity financings. We may be required to seek the approval or consent of or notify the relevant government authorities or third parties in order to obtain such financings. We cannot assure you that we would be able to obtain such required approval or consent from the relevant government authorities or third parties with respect to such financing in a timely manner or at all.
Any financing related to the remaining project at Studio City will also be subject to, among others, the terms of our existing and any future financings. In addition, our ability to obtain credit, debt or equity financing on acceptable terms depends on a variety of factors that are beyond our control, including market conditions such as the higher prospect of a global recession and a severe contraction of liquidity in the global credit markets caused by the effect of the recent large-scale global
Covid-19
pandemic and recent decline in oil prices, investors’ and lenders’ perceptions of, and demand for, bond, bank and equity securities of gaming companies and interest rates. For example, changes in ratings outlooks may subject us to ratings agency downgrades, which could make it more difficult for us to obtain financing on acceptable terms.
As a result, we cannot assure you that we will be able to obtain sufficient funding on terms satisfactory to us, or at all, to finance our existing business and/or remaining project. If we are unable to obtain such funding, our business, cash flow, financial condition, results of operations and prospects could be materially and adversely affected. We may, from time to time, seek to obtain new financings or refinance our outstanding debt through the international markets. Any such financing or refinancing, and our evaluation thereof, will depend on the prevailing market conditions, our liquidity requirements, contractual restrictions and other factors. The amounts involved may be material.
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
Macau consists of a peninsula and two islands and is connected to China by two border crossings. Macau has an international airport and connections to China and Hong Kong by road, ferry and helicopter. To support Macau’s planned future development as a gaming and leisure destination, the frequency of bus, car, air and ferry services to Macau will need to increase. While various projects are under development to improve Macau’s internal and external transportation links, including the Macau Light Rapid Transit and capacity expansion of border crossings, these projects may not be approved, financed or constructed in time to handle the projected increase in demand for transportation or at all, which could impede the expected increase in visitation to Macau and adversely affect Studio City. For example, there had been a delay in the commencement of operation of the Macau Light Rapid Transit, which occurred in December 2019. Any further delays or termination of Macau’s transportation infrastructure projects may have a material adverse effect on our business, prospects, financial condition, results of operations and cash flows.
Furthermore, the expected benefits from the completion of the Hong Kong-Zhuhai-Macau Bridge, which opened to traffic on October 23, 2018, may not fully materialize, and may not result in significantly increased traffic to Macau and to Studio City as a result.
Health and safety or food safety incidents at Studio City may lead to reputational damage and financial exposures.
We provide goods and services to a significant number of customers on a daily basis at Studio City. In particular, with the number of attractions, entertainment and food and beverage offerings in Studio City, there are risks of health and safety incidents or adverse food safety events, such as food poisoning, slip and fall accidents or surges in crowd flow at popular ingress and egress points. While we have a number of measures and controls in place aimed at managing such risks, we cannot guarantee that our insurance is adequate to cover all losses, which may result in us incurring additional costs or damages, and negatively impact our financial performance. Such incidents may also lead to reduced customer flow and reputational damage to Studio City.
Our information technology and other systems are subject to cyber security risks, including misappropriation of customer information, other breaches of information security or other cybercrimes, as well as regulatory and other risks.
We rely on information technology and other systems (including those maintained by third-parties with whom we contract to provide data services) to maintain and transmit large volumes of customer information, credit card settlements, credit card funds transmissions, mailing lists and reservations information and other personally identifiable information. We also maintain important internal company data such as personally identifiable information about our staff and information relating to our operations. The systems and processes we have implemented to protect customers, staff and company information are subject to the rapidly changing risks of compromised security and may therefore become outdated. Despite our preventive efforts, we are subject to the risks of compromised security, including cyber and physical security breaches, system failure, computer viruses, technical malfunction, inadequate system capacity, power outages, natural disasters and inadvertent, negligent or intentional misuse, disclosure or dissemination of information or data by customers, company staff or employees of third-party vendors, ransomware attacks that encrypt, exfiltrate or otherwise render data unusable or unavailable or other forms of cybercrimes that include fraud or extortion. These risks can also be manifested in a variety of other ways, including through methods which may not yet be known to the cyber security community, and have become increasingly difficult to anticipate and prevent.
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
Despite the security measures we currently have in place, our facilities and systems and those of our third-party service providers may be vulnerable to security breaches, acts of vandalism, phishing attacks, computer viruses, misplaced or lost data, programming or human errors, other cybercrimes and other events. Cyber-attacks are becoming increasingly more difficult to anticipate and prevent due to their rapidly evolving nature and, as a result, the technology we use to protect our systems could become outdated. The occurrence of any of the cyber incidents described above could have a material adverse effect on our business, results of operations and cash flows.
Any perceived or actual electronic or physical security breach involving the misappropriation, loss, or other unauthorized disclosure of confidential or personally identifiable information, whether by us or by a third party, could disrupt our business, damage our reputation and relationships with our customers and staff, expose us to risks of litigation, significant fines and penalties and liability, result in the deterioration of our customers’ and staff’s confidence in us, and adversely affect our business, results of operations and financial condition. Any perceived or actual unauthorized disclosure of personally identifiable information of our staff, customers or website visitors could harm our reputation and credibility and reduce our ability to attract and retain staff and customers. We are also subject to enactment of new laws or amendments to existing laws with more stringent requirements in relation to cybersecurity. For example, a new Cybersecurity Law was introduced in Macau in 2019 which also applies to our businesses in Macau. See “Item 4. Information on the Company – B. Business Overview – Cybersecurity Regulations.” As any of the above cybersecurity threats develop and grow and our obligations under cybersecurity regulations increase, we may find it necessary to make significant further investments to protect our data and infrastructure, including the implementation of new computer systems or upgrades to existing systems, deployment of additional personnel and protection-related technologies, engagement of third-party consultants, and training of personnel.
Failure to protect the integrity and security of company staff and customer information and comply with applicable privacy regulations may result in damage to reputation and/or subject us to fines, penalties, lawsuits, restrictions on our use or transfer of data and other risks.
Our businesses collect, use and transmit large volumes of data, including credit card numbers and personal data in various information systems relating to our customers and staff, and such personal data may be collected and/or used in, and transmitted to or from, multiple jurisdictions. Our customers and staff have a high expectation that we will adequately protect their personal information. Such collection, use and/or transmission of personal data are governed by privacy laws and regulations and such laws and regulations change often, vary significantly by jurisdiction and often are newly enacted. For example, the European Union (EU)’s General Data Protection Regulation (“GDPR”), which became effective in May 2018, requires companies to meet new and more stringent requirements regarding the handling of personal data. The GDPR also captures data processing by non-EU
entities with no EU establishment as long as such
non-EU
entities’ processing relates to “offering goods or services” or the “monitoring” of individuals in the EU. As GDPR is a newly enacted law, there is limited precedence on the interpretation and application of GDPR. In addition, we must also comply with other industry standards such as those for the credit card industry and other applicable data security standards.
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
Unfavorable publicity regarding us or our directors, officers or affiliates, whether substantiated or not, may have a material and adverse effect on our business, brand and reputation. Such negative publicity may require us to engage in a defensive media campaign, which may divert our management’s attention, result in an increase in our expenses and adversely impact our results of operations, financial condition, prospects and strategies. The continued expansion in the use of social media over recent years has compounded the potential scope of the negative publicity that could be generated. Any negative press or publicity could also lead to government or other regulatory investigations, including causing regulators to take action against us or the Gaming Operator, including actions that could affect the ability or terms upon which the Gaming Operator holds its subconcession, its or our suitability to continue as a shareholder of certain subsidiaries and/or the suitability of key personnel to remain with the Gaming Operator. If any of these events were to occur, it would cause a material adverse effect on our business and prospects, financial condition and results of operations.
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
The contractors we retain to construct our projects may face difficulties and competition in finding qualified construction labor and managers as more projects commence construction in Macau and as substantial construction activity continues in China as well as due to the imposition of travel restrictions, such as the travel restrictions imposed as a result of the
Covid-19
outbreak. Immigration and labor regulations as well as travel restrictions in Macau or China may cause our contractors to be unable to recruit sufficient laborers from China to make up for any shortage in available labor in Macau and to help reduce the costs of construction, which could cause delays and increase the construction costs of our remaining project.
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
We currently have various insurance policies providing certain coverage typically required by gaming and hospitality operations in Macau. These insurance policies provide coverage that is subject to policy terms, conditions and limits. Certain of these policies have been obtained by us and certain of these policies have been obtained by Melco Resorts. We cannot assure you that we or, in the case of policies obtained by Melco Resorts, Melco Resorts will be able to renew such insurance coverage on equivalent premium costs, terms, conditions and limits upon their expiration. Certain events, such as typhoons and fires, may increase and have increased our premium costs. The cost of coverage may in the future become so high that insurance policies we deem necessary for the operation of our projects may not be obtainable on commercially practicable terms, or at all, or policy limits may need to be reduced or exclusions from our coverage expanded.
We cannot assure you that any such insurance policies we or Melco Resorts obtained or may obtain will be adequate to protect us from material losses. Certain acts and events, including any pandemic, epidemic of infectious diseases, earthquakes, hurricanes and floods, or terrorist acts, could expose us to significant uninsured losses that may be, or are, uninsurable or too expensive to justify obtaining insurance. As a result, we, or Melco Resorts, may not be successful in obtaining insurance without increases in cost or decreases in coverage levels. In addition, in the event of a substantial loss, the insurance coverage we carry or benefit from may not be sufficient to pay the full market value or replacement cost of our lost investment or in some cases could result in certain losses being totally uninsured. In addition to the damages caused directly by a casualty loss (such as fire or natural disasters), infectious disease outbreaks or terrorist acts, we may suffer a disruption of our business as a result of these events or be subject to claims by third parties who may be injured or harmed. As an example, the recent
Covid-19
outbreak has resulted in many governments around the world, including in Macau, placing quarantines disallowing residents to travel into or outside of the quarantined area and other restrictions. While we intend to continue carrying business interruption insurance and general liability insurance, such insurance may not be available on commercially reasonable terms, or at all, and, in any event, may not be adequate to cover any losses that may result from such events.
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
Companies in Macau are subject to complementary tax of 12% of taxable income, as defined in relevant tax laws. The Macau government granted to Studio City Entertainment, one of our subsidiaries, a Macau complementary tax exemption until 2021 on profits generated from income received from the Gaming Operator, to the extent that such income results from gaming operations within Studio City Casino and has been subject to gaming taxes. We cannot assure you that the complementary tax exemption to Studio City Entertainment will be extended beyond its expiration date. If the tax exemption cannot be extended and we are held liable for complementary tax, it may have a material adverse effect on our financial condition.
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
Fluctuation in the value of the H.K. dollar, U.S. dollar, Pataca or RMB may adversely affect our indebtedness, expenses and profitability.
Although the majority of the revenues from the operation of Studio City are denominated in H.K. dollars, we have certain expenses and revenues denominated in Patacas. In addition, a certain portion of our indebtedness and certain expenses are denominated in U.S. dollars, and the costs associated with repaying such debt and servicing interest payments are denominated in U.S. dollars. The value of the H.K. dollar and Patacas against the U.S. dollar may fluctuate and may be affected by, among other things, changes in political and economic conditions. Although the exchange rate between the H.K. dollar and the U.S. dollar has been pegged since 1983 and the Pataca is pegged to the H.K. dollar, we cannot assure you that the H.K. dollar will remain pegged to the U.S. dollar and that the Pataca will remain pegged to the H.K. dollar. In addition, the currency market for Patacas is relatively small and undeveloped and therefore our ability to convert large amounts of Patacas into U.S. dollars over a relatively short period of time may be limited. As a result, we may experience difficulty in converting Patacas into U.S. dollars, which could hinder our ability to service a portion of our indebtedness and certain expenses denominated in U.S. dollars. On the other hand, to the extent that we are required to convert U.S. dollar financings into H.K. dollars or Patacas for our operations, fluctuations in the exchange rates between H.K. dollars or Patacas against the U.S. dollar could have an adverse effect on the amounts we receive from the conversion.
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
Many other clients of our auditors have substantial operations within mainland China, and the PCAOB has been unable to complete inspections of the work of our auditors, and/or their affiliated independent registered public accounting firms in mainland China
,
 without the approval of the Chinese authorities. Thus, our auditors, and/or their affiliated independent registered public accounting firms in mainland China, and their audit work are not currently inspected fully by the PCAOB. On December 7, 2018, the SEC and the PCAOB issued a joint statement highlighting continued challenges faced by the U.S. regulation in their oversight of financial statement audits of U.S.-listed companies with significant operation in China. However, it remains unclear what further actions the SEC and PCAOB will take to address the problem.
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

In addition, in June 2019, a bipartisan group of lawmakers introduced bills in both houses of the U.S. Congress which, if passed, would require the SEC to maintain a list of issuers for which the PCAOB is unable to inspect or investigate an auditor report issued by a foreign public accounting firm. The proposed Ensuring Quality Information and Transparency for Abroad-Based Listings on our Exchanges (“EQUITABLE”) Act prescribes increased disclosure requirements for these issuers and, beginning in 2025, the delisting from U.S. national securities exchanges of issuers included on the SEC’s list for three consecutive years. Enactment of this legislation or other efforts to increase U.S. regulatory access to audit information could cause investor uncertainty for affected issuers, including us, and the market price of our ADSs and ordinary shares could be adversely affected. It is unclear if this proposed legislation will be enacted. Furthermore, there has been recent deliberations within the U.S. government regarding potentially limiting or restricting China-based companies from accessing U.S. capital markets. If any such policies were to materialize, the resulting legislation, if it were to apply to us, would likely have a material adverse impact on our business and the price of our ADSs and ordinary shares.
Risks Relating to Operating in the Gaming Industry in Macau
The Subconcession Contract expires in 2022 and if the Gaming Operator is unable to secure an extension of its subconcession, or a new concession or subconcession, in 2022, or if the Macau government were to exercise its redemption right, the Gaming Operator would be unable to operate Studio City Casino.
The Subconcession Contract expires on June 26, 2022. Unless it is extended beyond this date, a new concession or subconcession is granted and/or legislation on reversion of casino premises is amended, Studio City Casino’s gaming related equipment operated by the Gaming Operator under its subconcession will automatically revert to the Macau government without compensation. In addition, under the Subconcession Contract, from 2017, the Macau government has the right to redeem the Subconcession Contract by providing the Gaming Operator with at least one year’s prior notice. The Macau government has not issued formal guidelines or policies with respect to the renewal or extension of subconcessions or the grant of new concessions or subconcessions. In the event the Gaming Operator is not able to renew or extend the Subconcession Contract or obtain a new concession or subconcession on terms favorable or acceptable to it, or at all, or the Macau government redeems the Subconcession, our results of operations, financial condition, cash flows and prospects may be materially and adversely affected and we would be subject to additional refinancing risks with respect to our existing indebtedness.
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
The gaming industry in Macau and elsewhere in Asia is highly competitive. Our competitors include many of the largest gaming, hospitality, leisure and resort companies in the world. Some of these current and future competitors are larger than us and may have more diversified resources, better brand recognition and greater access to capital to support their developments and operations in Macau and elsewhere. In particular, in recent years, some of our competitors have opened new properties, expanded operations and/or announced their intention for further expansion and developments in Cotai, where Studio City is located. For example, Galaxy Casino, S.A., or Galaxy, opened Galaxy Macau Resort in Cotai in May 2011, phase 2 of the Galaxy Macau Resort opened in May 2015 and phase 3 of the Galaxy Macau Resort is currently being developed and expected to be completed and operational in 2021, while phase 4 is expected to be completed and operational in 2022. Sands Cotai Central in Cotai opened in April 2012, Wynn Palace opened in August 2016, Parisian Macao opened in September 2016 and MGM Cotai opened in February 2018. In addition, Sociedade de Jogos de Macau, S.A., or SJM is currently developing its project in Cotai which is expected to open in the second half of 2020.
Studio City Casino will also compete with casinos located in other countries, such as Singapore, the Philippines, Malaysia, South Korea, Vietnam, Cambodia, Australia, New Zealand, Japan and elsewhere in the world, including Las Vegas and Atlantic City in the United States. In addition, a law which conceptually enables the development of integrated resorts in Japan took effect in December 2016, with corresponding legislation providing a legislative framework for the development and implementation of integrated resorts in Japan taking effect in July 2018. Certain other markets may in the future legalize casino gaming, including Taiwan and Thailand. Certain of these gaming markets may not be subject to as stringent regulations as the Macau market. Studio City Casino will also compete with both legal and illegal online gaming and sports-betting websites, cruise ships operating out of Hong Kong and other areas of Asia that offer gaming. The proliferation of gaming venues in Asia could significantly and adversely affect our business, results of operations, financial condition, cash flows and prospects.
Currently, Macau is the only region in the Greater China area offering legal casino gaming. Although the Chinese government has strictly enforced its regulations prohibiting domestic gaming operations, there may be casinos in parts of China that are operated illegally and without licenses. In addition, there is no assurance that China will not in the future permit domestic gaming operations. Competition from casinos in China, legal or illegal, could materially and adversely affect our business, results of operations, financial condition, cash flows and prospects.
Furthermore, Melco Resorts, as well as the Gaming Operator, may take action to construct and operate new gaming projects or invest in such projects, located in other countries in the Asia region (including new gaming projects in Macau) or outside the Asia region, which, along with their current operations, such as Altira Macau and City of Dreams, may increase the competition Studio City Casino will face. See “— Risks Relating to Our Relationship with Melco Resorts — We may have conflicts of interest with Melco Resorts and, because of Melco Resorts’ controlling ownership interest in our company, we may not be able to resolve such conflicts on favorable terms for us
.
”

Gaming is a highly regulated industry in Macau and adverse changes or developments in gaming laws or regulations could be difficult to comply with or significantly increase costs, which could cause Studio City Casino to be unsuccessful.
Gaming is a highly regulated industry in Macau. Current laws, such as licensing requirements, tax rates and other regulatory obligations, including those for anti-money laundering, could change or become more stringent resulting in additional regulations being imposed upon gaming operations in Macau as well as increased audits and inspections by regulators, including Studio City Casino. Any such adverse developments in the regulation of the gaming industry could be difficult to comply with and could significantly increase costs, which could cause Studio City Casino to be unsuccessful and adversely affect our financial performance.
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
In addition, the Macau government imposed regulations and restrictions that affect the minimum age required for entrance into casinos in Macau, entry into casinos by off-duty
gaming-related employees, location requirements for sites with gaming machine lounges, data privacy and other matters. Any such legislation, regulation or restriction imposed by the Macau government may have a material adverse impact on our operations, business and financial performance. Furthermore, our inability to address any of these requirements or restrictions imposed by the Macau government could adversely affect our reputation and result in criminal or administrative penalties, in addition to any civil liability and other expenses. See “Item 4. Information on the Company — B. Business Overview — Gaming Regulations.”
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
Furthermore, in March 2010, the Macau government announced that the number of gaming tables operating in Macau should not exceed 5,500 until the end of the first quarter of 2013. On September 19, 2011, the Secretary for Economy and Finance of the Macau government announced that for a period of ten years thereafter, the total number of gaming tables to be authorized in Macau will increase by an amount equal to an average 3% per annum for ten years. The Macau government subsequently clarified that the allocation of tables over this ten-year
period does not need to be uniform and tables may be
pre-allocated
to new properties in Macau. There is no assurance that the Studio City Casino will be allocated any new gaming tables authorized by the Macau government, including in connection with the remaining project. The Macau government has also determined that tables authorized by the Macau government for mass market gaming operations may not be utilized for VIP gaming operations. These restrictions are not legislated or enacted into statutes or ordinances and, as such, different policies, including in relation to the annual increase rate in the number of gaming tables, may be adopted, and existing policies amended, at any time by the relevant Macau government authorities.
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
•
Inability to Control Win Rates.
The gaming industry is characterized by an element of chance. In addition to the element of chance, win rates will also be affected by the spread of table limits and factors that are beyond the operator’s control, such as a player’s skill and experience, the mix of games played, the financial resources of players, the volume and mix of bets played, the amount of time players spend on gambling and the number of players. As a result of the variability in these factors, the actual win rates at Studio City Casino may differ from the theoretical win rates anticipated and could result in less winnings than anticipated.
•
Risk of Fraud or Cheating of Gaming Patrons and Staff.
Gaming customers may attempt or commit fraud or cheat in order to increase their winnings, including in collusion with the casino’s staff. Internal acts of cheating could also be conducted by staff through collusion with dealers, surveillance staff, floor managers or other gaming area staff. Failure to discover such acts or schemes in a timely manner could result in losses in Studio City Casino operations and negative publicity for Studio City. In addition, gaming promoters or other persons could, without the knowledge of the Gaming Operator, enter into betting arrangements directly with patrons on the outcomes of games of chance, thus depriving Studio City Casino of revenues.
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
•
Risk of Malfunction of Gaming Machines
. There is no assurance that the slot machines at Studio City will be functioning properly at all times. If any one or more gaming machines malfunction due to technical or other reasons, the win rates associated with the gaming machines may be affected in a way that adversely impact the revenue of Studio City Casino. In addition, Studio City Casino’s reputation may be materially and adversely affected as a result of any incidents of malfunction.
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
Pursuant to the terms of the Macau Gaming Law, the Macau government is precluded from granting more than three gaming concessions. Each concessionaire was permitted to enter into a subconcession agreement with one subconcessionaire. The total number of concessions and subconcessions granted in Macau is six. The Macau government is currently considering the process of renewing, extending or granting gaming concessions or subconcessions for concessions and subconcessions expiring in 2022. The policies and laws of the Macau government could result in the grant of additional concessions or subconcessions, which could significantly increase competition in Macau and cause Studio City Casino to lose or be unable to maintain or gain market share, and as a result, adversely affect our business.

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
The Gaming Operator also deals with significant amounts of cash in Studio City Casino’s operations and is subject to various reporting and anti-money laundering regulations as well as audits and inspections by regulators. Any incidents of money laundering, accusations of money laundering or regulatory investigations into possible money laundering activities involving Studio City Casino, its staff, gaming promoters or customers or others with whom it is associated could have a material adverse impact on our reputation, business, cash flow, financial condition, prospects and results of operations. Any serious incident of, or repeated violation of, laws related to money laundering or any regulatory investigation into money laundering activities may cause a revocation or suspension of the subconcession held by the Gaming Operator. For more information regarding anti-money laundering regulations in Macau, see “Item 4. Information on the Company — B. Business Overview — Anti-Money Laundering and Terrorism Financing Regulations.”
Risks Relating to Our Relationship with Melco Resorts
We are heavily dependent on our shareholder, Melco Resorts, and expect to continue to be dependent on Melco Resorts.
Melco Resorts is a developer, owner and operator of casino gaming and entertainment casino resort facilities in Asia and Europe, and our business has benefited significantly from Melco Resorts’ strong market position in Macau and its expertise in both gaming and non-gaming
businesses. We cannot assure you we will continue to receive the same level of support from Melco Resorts in the future.
Melco Resorts has provided us with substantially all of our financial, administrative, sales and marketing, human resources and legal services and has also provided us with the services of a number of its staff pursuant to the Management and Shared Services Arrangements. Other than our property president, all of the Studio City dedicated staff are employed by the Master Service Providers under such arrangements. See “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions — Management and Shared Services Arrangements.” We expect Melco Resorts to continue to provide us with such support services in the future. However, there is no assurance that employees of Master Service Providers, who also support our financial, management, administration and other corporate functions, will be able to carry out their responsibilities in the best interests of Studio City or provide sufficient support for us to operate as an independent public company in compliance with the relevant financial reporting, internal control and other legal and regulatory requirements. In addition, to the extent Melco Resorts does not continue to provide us with such support, we may need to create our own support systems and may encounter operational, administrative and strategic difficulties. Having to create our own support systems due to lack of support from Melco Resorts may cause us to react more slowly than our competitors to industry changes and may divert our management’s attention from running our business, increase our operating costs or otherwise harm our operations.
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
Conflicts of interest may arise between Melco Resorts and us in a number of areas relating to our past and ongoing relationships. Potential conflicts of interest include:
•
Other Gaming, Retail and Entertainment Resorts in Macau.
Melco Resorts owns other gaming, retail and entertainment resorts in Macau and the Gaming Operator, as a subsidiary of Melco Resorts, operates casinos and gaming areas at such resorts owned by Melco Resorts. The ownership and operation of City of Dreams and Altira Macau by Melco Resorts and the Gaming Operator may divert their attention and resources. For example, VIP rolling chip operations at Studio City Casino are operated by the Gaming Operator under the Services and Right to Use Arrangements and the VIP tables used in such operations were initially allocated by the Macau government for operation by the Gaming Operator at gaming areas of the Gaming Operator’s other properties in Macau. The Gaming Operator will continue VIP rolling chip operations at the Studio City Casino until January 15, 2021, subject to early termination with 30 days’ prior notice by either Studio City Entertainment or the Gaming Operator. Any discontinuation of operation of VIP tables at Studio City Casino and potential allocation of such VIP tables to other Melco Resorts properties, as well as any strategic decisions made by Melco Resorts to focus on their other projects in Macau rather than us, could materially and adversely affect our financial condition and results of operations.
•
Allocation of Business Opportunities
. Melco Resorts, as well as the Gaming Operator, may take action to construct and operate new gaming projects or invest in such projects located in the Asian region (including new gaming projects in Macau) or elsewhere, which, along with their current operations, including City of Dreams and Altira Macau, may divert their attention and resources. For example, in 2015, Melco Resorts opened City of Dreams Manila, a casino, hotel, retail and entertainment resort in Manila, the Philippines. In 2019, Melco Resorts acquired from Melco International a 75% equity interest in the City of Dreams Mediterranean project, which is scheduled to be launched at the end of 2021, as well as the temporary and satellite casinos opened prior to the official launch of the City of Dreams Mediterranean project. We could face competition from these other gaming projects. Due to the Management and Shared Services Arrangements we have with Melco Resorts, should Melco Resorts decide to focus more attention on gaming projects located in other areas, including in jurisdictions that may be expanding or commencing their gaming industries, or should economic conditions or other factors result in a significant decrease in gaming revenues and number of patrons in

Macau, Melco Resorts may make strategic decisions to focus on their other projects rather than us, which could adversely affect our development and operation of Studio City and future growth.
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
•
Our Board Members and Executive Officers May Have Conflicts of Interest
. Certain of our directors are also the directors and/or executive officers of Melco Resorts, our property president serves on Melco Resorts’ executive committee and our chief financial officer is an executive officer of Melco Resorts. In addition, our senior management team (including staff of Melco Resorts designated to Studio City under the Management and Shared Services Arrangements) also has reporting obligations to Melco Resorts. These relationships could create, or appear to create, conflicts of interest when these persons are faced with decisions with potentially different implications for Melco Resorts and us. See “— Risks Relating to Our Business — We rely on services provided by subsidiaries of Melco Resorts, including hiring and training of personnel for Studio City” and “— Certain of our directors and executive officers hold a substantial amount of share options, restricted shares and ordinary shares of Melco Resorts, which could create an appearance of potential conflicts of interests.” While we have appointed independent directors to our board of directors, and our audit and risk committee consists solely of independent directors, due to the nature of their role as independent directors, such directors may not have access to the same information, resources and support as directors who are also directors and/or executive officers of Melco Resorts, which may hinder their ability to eliminate all conflicts of interest presented by our relationships with Melco Resorts.
•
Developing Business Relationships with Melco Resorts’ Competitors
. So long as Melco Resorts remains our controlling shareholder, we may be limited in our ability to do business with its competitors, such as other gaming operators in Macau. This may limit our ability to market our services for the best interests of our company and our other shareholders.
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
Certain of our directors and executive officers hold a substantial amount of share options, restricted shares and ordinary shares of Melco Resorts, and the value of such share options and restricted shares are related to the value of the ordinary shares of Melco Resorts. In addition, our directors and executive officers are eligible to participate in the share incentive plan of Melco Resorts. See “Item 6. Directors, Senior Management and Employees — B. Compensation of Directors and Executive Officers — Share Incentive Plan.” The direct and indirect interests of our directors and executive officers in the ordinary shares of Melco Resorts and the presence of certain directors and executive officers of Melco Resorts on our board of directors or senior executive team could create, or appear to create, conflicts of interest with respect to matters involving both Melco Resorts and us that could have different implications for Melco Resorts and us. For example, potential conflicts of interest could arise in connection with the resolution of any dispute between Melco Resorts and us, or the affiliates of Melco Resorts and us, regarding the terms of the arrangements we have with Melco Resorts or its affiliates. These arrangements include the Services and Right to Use Arrangements, the Management and Shared Services Arrangements and any commercial agreements between Melco Resorts and us, or the affiliates of Melco Resorts and us. Potential conflicts of interest may also arise out of any commercial arrangements that Melco Resorts and us may enter into in the future. Similar potential conflicts may also arise related to the pursuit of certain opportunities, including growth opportunities in Macau or elsewhere.
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
Risks Relating to Conducting Business and Operating in Macau
Our business, financial condition and results of operations may be materially and adversely affected by any economic slowdown in Macau, China and nearby Asia regions as well as globally.
All of our operations are in Macau. Accordingly, our business development plans, results of operations and financial condition may be materially adversely affected by significant political, social and economic developments in Macau and China. A slowdown in economic growth in China could adversely impact the number of visitors from China to Studio City as well as the amount they are willing to spend in our hotel, restaurants and other facilities as well as at Studio City Casino, which could have a material adverse effect on our results of the operations and financial condition. A number of measures taken by the Chinese government in recent years to control the rate of economic growth, including those designed to tighten credit and liquidity, have led to a slowdown of China’s economy. According to the National Bureau of Statistics of China, China’s GDP growth rate was 6.1% in 2019, which was lower than the 6.6% in 2018, and any slowdown in its future growth may have an adverse impact on financial markets, currency exchange rates, as well as the spending of visitors in Macau and Studio City. In addition, in 2019, the value of the Renminbi depreciated approximately 1.2% against the U.S. Dollar. There is no guarantee that economic downturns, whether actual or perceived, any further decrease in economic growth rates or an otherwise uncertain economic outlook in China will not occur or persist in the future, that they will not be protracted or that governments will respond adequately to control and reverse such conditions, any of which could materially and adversely affect our business, financial condition and results of operations.

In addition, the global macroeconomic environment is facing significant challenges, including the higher prospect of a global recession caused by the effect of a large-scale global
Covid-19
pandemic and recent decline in oil prices. These recent events have also caused significant declines in global equity and debt capital markets, further elevating the risk of an extended global economic downturn or even a global recession that could in turn trigger a severe contraction of liquidity in the global credit markets. Even prior to the recent events, the global economy was facing the end of quantitative easing by the U.S. Federal Reserve, the economic slowdown in the Eurozone in 2014, uncertainties relating to the United Kingdom’s withdrawal from the European Union, the continuation of international trade conflicts, including the trade disputes between the United States and China and the potential further escalation of trade tariffs and related retaliatory measures between these two countries and globally. There is considerable uncertainty over the impact and duration of the
Covid-19
outbreak. In addition, considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China, remains. There have been concerns over conflicts, unrest and terrorist threats in the Middle East, Europe and Africa, including between the United States and Iran, which have resulted in volatility in oil and other markets, and over the conflicts involving Ukraine and Syria and potential conflicts involving the Korean peninsula. Any severe or prolonged slowdown in the global economy or increase in international trade or political conflicts may materially and adversely affect our business, results of operations and financial condition. In addition, continued turbulence in the international markets may adversely affect our ability to access capital markets to meet liquidity needs.
Studio City Casino’s operations could be adversely affected by foreign exchange restrictions on the Renminbi.
Gaming operators in Macau are currently prohibited from accepting wagers in Renminbi, the currency of China. There are currently restrictions on the export of the Renminbi outside of China, including to Macau. For example, Chinese citizens traveling abroad are only allowed to take a total of RMB20,000 plus the equivalent of up to US$5,000 out of China. Moreover, an annual limit of RMB100,000 (US$14,320) on the aggregate amount that can be withdrawn overseas from Chinese bank accounts was set by the Chinese government, with effect on January 1, 2018. In addition, the Chinese government’s ongoing anti-corruption campaign has led to tighter monetary transfer regulations, including real-time monitoring of certain financial channels, reducing the amount that China-issued ATM cardholders can withdraw in each withdrawal, imposing a limit on the annual aggregate amount that may be withdrawn and the launch of facial recognition and identity card checks with respect to certain ATM users, which could disrupt the amount of money visitors can bring from mainland China to Macau. Furthermore, the Macau government has launched identity card checks with respect to certain ATM users and recently recommended banks perform adequate due diligence and monitoring of merchants with respect to usage of point-of-sales
machines, such as cash registers where a customer is charged for goods or services purchased. These measures may limit liquidity availability and curb capital outflows. In addition, on June 12, 2017, a law with respect to the control of cross-border transportation of cash and other negotiable instruments to the bearer was enacted and came into effect on November 1, 2017. In accordance with such law, all individuals entering Macau with an amount in cash or negotiable instrument to the bearer equal to or higher than the amount of MOP120,000 (US$14,958) as determined by the Chief Executive of Macau are required to declare such amount to the customs authorities. For further details, please refer to “Item 4. Information on the Company — B. Business Overview — Control of Cross-border Transportation of Cash Regulations.” Restrictions on the export of the Renminbi and related measures may impede the flow of gaming customers from China to Macau, inhibit the growth of gaming in Macau and negatively impact the operation of Studio City Casino.
Policies, campaigns and measures adopted by the PRC and/or Macau governments from time to time could materially and adversely affect our operations.
Our operating results may be adversely affected by:
•	tightening of travel restrictions to Macau or from China, including due to the outbreak of infectious diseases, such as the recent Covid-19 outbreak;

•	austerity measures which may be imposed by the Chinese government;

•	changes in government policies, laws and regulations, or in the interpretation or enforcement of these policies, laws and regulations;

•	changes in cross-border fund transfer and/or foreign exchange regulations or policies effected by the Chinese and/or Macau governments;

•	measures taken by the Chinese government to deter marketing of gaming activities to mainland Chinese residents by foreign casinos;

•	measures that may be introduced to control inflation, such as interest rate increases or bank account withdrawal controls; and

•	changes in the rate or method of taxation by the Macau government.

A significant number of the gaming customers of Studio City Casino come from, and are expected to continue to come from, China. Any travel restrictions imposed by China, such as the recent travel restrictions imposed due to the
Covid-19
outbreak, could have a negative effect the number of patrons visiting Studio City from China. Since mid-2003,
under the Individual Visit Scheme, or IVS, Chinese citizens from certain cities have been able to travel to Macau individually instead of as part of a tour group. In mid-2008
through 2010, the Chinese government adjusted its visa policy and limited the number of visits Chinese citizens may make to Macau in a given time period. China also banned “zero fare tours,” popular among visitors to Macau from mainland China, whereby travelers avail the services of tour guides at minimal or no cost if they agree to shop in designated areas in exchange. Further, in 2014, the Chinese government and the Macau government tightened visa transit policies for mainland China residents. Starting on July 1, 2014, the Macau government has tightened transit visa rule implementation, limiting such travelers to a five-day
stay, with documented proof that they were going to a third destination. From July 2015, Macau eased the restrictions and again allowed mainland Chinese passport holders who transit via the city to stay for up to seven days. While the Chinese government has in the past restricted and then loosened IVS travel frequently, it has recently indicated its intention to maintain tourism development by opening the IVS to more Chinese cities to visit Macau. In March 2016, for instance, the Ministry of Public Security of China announced a new practice to make it easier for some mainland Chinese citizens to apply for the IVS visa. It is unclear whether these and other measures will continue to be in effect or become more restrictive in the future. For instance, as a result of the
Covid-19
outbreak, the PRC government suspended the issuance of group and individual travel visas from China to Macau. A decrease in the number of visitors from China would adversely affect Studio City’s results of operations.
In addition, certain policies and campaigns implemented by the Chinese government may lead to a decline in the number of patrons visiting Studio City and the amount of spending by such patrons. The strength and profitability of the gaming business depends on consumer demand for integrated resorts in general and for the type of luxury amenities that a gaming operator offers. Initiatives and campaigns undertaken by the Chinese government in recent years have resulted in an overall dampening effect on the behavior of Chinese consumers and a decrease in their spending, particularly in luxury good sales and other discretionary spending. For example, the Chinese government’s ongoing anti-corruption campaign has had an overall dampening effect on the behavior of Chinese consumers and their spending patterns both domestically and abroad. In addition, the number of patrons visiting Studio City may be affected by the Chinese government’s focus on deterring marketing of gaming to mainland Chinese residents by casinos and its initiatives to tighten monetary transfer regulations, increase monitoring of various transactions, including bank or credit card transactions, reduce the amount that China-issued ATM cardholders can withdraw in each withdrawal and impose a limit on the annual aggregate amount that may be withdrawn. Prior convictions of staff of a foreign casino in China in relation to gaming related activities in China have also created regulatory uncertainty on marketing activities in China.
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
Terrorism, violent criminal acts, the uncertainty of war, widespread health epidemics or pandemics and other factors affecting discretionary consumer spending and leisure travel may reduce visitation to Macau and harm our operating results.
The strength and profitability of our business will depend on consumer demand for integrated resorts and leisure travel in general. Terrorist and violent criminal activities in Europe, the United States, Southeast Asia and elsewhere, military conflicts in the Middle East, social events, natural disasters such as typhoons, tsunamis and earthquakes, and outbreaks of widespread health epidemics or pandemics, including the recent
Covid-19
outbreak, among other things, have negatively affected travel and leisure expenditures. For example, in June 2017, there were multiple deaths at the Resorts World Manila entertainment complex in Pasay, Metro Manila, Philippines when a gunman caused a stampede and set fire to casino tables and slot machine chairs. Terrorism, other criminal acts of violence or social events and widespread health epidemics or pandemics could have a negative impact on international travel and leisure expenditures, including lodging, gaming and tourism. We cannot predict the extent to which such acts may affect us, directly or indirectly, in the future.
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

An outbreak of widespread health epidemics or pandemics, contagious disease or any other outbreak may have an adverse effect on the economies of affected countries or regions and may have a material adverse effect on our business, financial condition and results of operations.
Our business could be, and in certain cases, such as the recent
Covid-19
outbreak, has been materially and adversely affected by the outbreak of widespread health epidemics or pandemics, such as swine flu, avian influenza, severe acute respiratory syndrome (SARS), Middle East respiratory syndrome (MERS), Zika and Ebola. The occurrence of such health epidemics or pandemics, prolonged outbreak of an epidemic illness or other adverse public health developments in China or elsewhere in the world could materially disrupt our business and operations. Such events could significantly impact our industry and cause severe travel restrictions between China and Macau as well as temporary closures of the facilities we use for our operations, which would severely disrupt our operations and have a material adverse effect on our business, financial condition and results of operations. Such events may also indirectly and materially adversely impact our operations by negatively impacting the outlook, growth or business sentiment in the global, regional or local economy. The recent
Covid-19
global outbreak has resulted in volatility in global capital markets, restrictions on travel within and between countries as well as public transportation, prolonged closures of workplaces and is expected to have a material adverse effect on the global economy, which may have a material adverse effect on our business, financial condition and results of operations.
Since December 2019, there have been reported cases of
Covid-19
in Macau, the Philippines, Hong Kong, China, Singapore, South Korea, Japan, Iran, Europe, the U.S. and other parts of the world. On January 31, 2020, the
Covid-19
outbreak was declared a global emergency by the World Health Organization. As a result of the
Covid-19
outbreak, the PRC government suspended the issuance of group and individual travel visas from China to Macau and the Hong Kong SAR government suspended all ferry and helicopter services between Hong Kong and Macau. In addition, the Macau government required all casinos in Macau to be closed for a
15-day
period in February 2020. Upon resumption of operations, casinos in Macau were required to implement health-related precautionary measures, including temperature checks, mask protection, health declarations and requirements that gaming patrons be stopped from congregating together, that the number of players and spectators at tables be limited to three to four, that gaming patrons be prohibited from sitting in adjacent seats at gaming tables and that gaming patrons and casino employees maintain minimum physical distances. According to the Macao Government Tourism Office, visitor arrivals to Macau during the Chinese New Year in 2020 decreased by approximately 78.3% on a year-over-year basis while, according to the DICJ, gross gaming revenues in Macau declined by 49.9% on a year-over-year basis in the first two months of 2020 as compared to the first two months of 2019. On March 11, 2020, the
Covid-19
outbreak was declared a pandemic by the World Health Organization. As the Covid-19 outbreak continues to spread, Macau, China and other countries or regions have imposed new or modified existing travel restrictions and/or quarantine measures to further restrict or discourage individuals from traveling into or out of these countries or regions. For example, in March 2020, the Macau government announced the prohibition of all foreigners from entering Macau other than residents of Hong Kong and Taiwan, provided such residents undergo a mandatory 14-day quarantine upon entry into Macau and have not otherwise been to other areas in the preceding 14 days. The PRC government in March 2020 also announced further measures significantly reducing the movement of individuals between Macau and the province of Guangdong, including general requirements for those entering Guangdong province returning from Macau to be subject to a mandatory 14-day quarantine. The
Covid-19
outbreak has also caused severe disruptions to the businesses of our tenants and other business partners, which may increase the risk of them defaulting on their contractual obligations with us resulting in potential increases in our bad debts. The disruptions to our operations caused by the
Covid-19
outbreak have had a material effect on the Company’s financial condition, operations and prospects during the first quarter of 2020. As such disruptions are ongoing, such material adverse effects will continue, and may worsen, beyond the first quarter of 2020. Any recovery from such disruption will depend on future developments, such as the duration of travel and visa restrictions and customer sentiment, including the length of time before customers will resume travelling and participating in entertainment and leisure activities at high-density venues, all of which are highly uncertain. Given the uncertainty around the extent and timing of the potential future spread or mitigation of
Covid-19
and around the imposition or relaxation of protective measures,

we are unable to reasonably estimate the impact to our future results of operations, cash flows and financial condition.
In addition, Guangdong Province, China, which is located across the Zhuhai Border from Macau, has confirmed several cases of avian flu. Fully effective avian flu vaccines have not been developed and there is evidence that the H5N1 virus is constantly evolving so we cannot assure you that an effective vaccine can be discovered or commercially manufactured in time to protect against the potential avian flu pandemic. In the first half of 2003, certain countries in Asia experienced an outbreak of SARS, a highly contagious form of atypical pneumonia, which seriously interrupted economic activities and caused the demand for goods and services to plummet in the affected regions.
The perception that an outbreak of any health epidemic or pandemic or contagious disease may occur may also have an adverse effect on the economic conditions of countries in Asia. In addition, our operations could be disrupted if any of our facilities or staff or others involved in our operations were suspected of having
Covid-19,
swine flu, avian influenza, SARS, MERS, Zika or Ebola as this could require us to quarantine some or all of such staff or persons or disinfect the facilities used for our operations. Furthermore, any future outbreak may restrict economic activities in affected regions, which could result in reduced business volume and the temporary closure of our facilities or otherwise disrupt our business operations and adversely affect our results of operations.
Macau is susceptible to typhoons and heavy rainstorms that may damage our property and disrupt our operations.
Macau’s subtropical climate and location on the South China Sea renders it susceptible to typhoons, heavy rainstorms and other natural disasters. In the event of a major typhoon, such as Typhoon Hato in August 2017, Typhoon Mangkhut in September 2018 or other natural disaster in Macau, Studio City may be severely damaged, our operations may be materially and adversely affected and Studio City Casino may even be required to temporarily cease operations by regulatory authorities. Any flooding, unscheduled cessation of operations, interruption in the technology or transportation services or interruption in the supply of public utilities is likely to result in an immediate, and possibly substantial, loss of revenues due to a shutdown of Studio City, including operations at Studio City Casino. Although we benefit from certain insurance coverage with respect to these events, our coverage may not be sufficient to fully indemnify us against all direct and indirect costs, including loss of business, which could result from substantial damage to, or partial or complete destruction of, Studio City or other damages to the infrastructure or economy of Macau.
Risks Relating to Our Shares and ADSs
We are a holding company. Our sole material asset is our equity interest in MSC Cotai and we will be accordingly dependent upon distributions from MSC Cotai to pay dividends and cover our corporate and other expenses.
We are a holding company and have no material assets other than our equity interest in MSC Cotai. We have also undertaken that we will not own equity interests in any other entity other than MSC Cotai and that we will contribute to MSC Cotai all net proceeds received by us from sales of equity securities and sales of assets. Please see “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions —
Pre-IPO
Organizational Transactions.” Because we will have no independent means of generating revenue, our ability to pay dividends, if any, and cover our corporate and other expenses is dependent on the ability of MSC Cotai to generate revenue to pay such dividends and expenses. This ability, in turn, may depend on the ability of MSC Cotai’s subsidiaries to make distributions to it. The ability of MSC Cotai and its subsidiaries to make such distributions will be subject to, among other things, (i) the applicable laws and regulations of the relevant jurisdictions that may limit the amount of funds available for distribution, (ii) restrictions in the Participation Agreement or relevant debt instruments issued by MSC Cotai or its subsidiaries in which it directly or indirectly holds an equity interest and (iii) the availability of funds to distribute. For example, if the
Covid-19
outbreak continues to disrupt our operations or escalates, it may have a material adverse effect on the availability of funds for MSC Cotai and its subsidiaries to distribute. To the extent that we need funds and MSC Cotai or its subsidiaries are restricted from making such distributions or payments under applicable law or regulation or under the terms of any financing arrangements, or are otherwise unable to provide such funds, our liquidity and financial condition could be materially and adversely affected.
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
MCO Cotai, our controlling shareholder, and certain affiliates of New Cotai, one of our principal shareholders, participated in our initial public offering and were allocated 25,550,000 ADSs, or 77.3%, of the total amount of ADSs offered in our initial public offering at the initial public offering price. In addition, of the 33,075,890 ADSs (representing 132,303,560 Class A ordinary shares) outstanding, 15,330,000 ADSs, or 46.3% of such outstanding ADSs, are owned by MCO Cotai and, as of February 26, 2020, 10,405,700 ADSs, or 31.5% of such outstanding ADSs, are owned by certain affiliates of New Cotai. See “Item 7. Major Shareholders and Related Party Transactions — A. Major Shareholders.”
Such purchases and ownership reduced the otherwise available public float for our ADSs and the liquidity of our ADSs relative to what it would have been had these ADSs been purchased by other investors and thereby may adversely impact the trading price of our ADSs.

An active trading market for our ordinary shares or our ADSs may not be maintained and the trading price for our ADSs may fluctuate significantly.
Our ADSs are listed on the New York Stock Exchange. Prior to the completion of our initial public offering, there was no public market for our ADSs or our ordinary shares. We cannot assure you that a liquid public market for our ADSs will be maintained and, historically, there has not been a significant volume of trading in our ADSs. In 2019, the average monthly trading volume of our ADSs on the New York Stock Exchange was approximately 139,600 ADSs, with a low of 10,128 ADSs in August 2019 and a high of 408,948 ADSs in September 2019. If there is no active public market for our ADSs or the volume of trading remains limited, the market price and liquidity of our ADSs may be materially and adversely affected.
In addition, as a company listed on the New York Stock Exchange, we are subject to certain rules and requirements implemented by the New York Stock Exchange. The rules of the New York Stock Exchange impose various continued listing requirements. We cannot assure you that we can or will continually adhere to all of such requirements, including those required to maintain our listing on the New York Stock Exchange. In February 2020, we received a notice from the New York Stock Exchange that we were not in compliance with Section 802.01A of the New York Stock Exchange Listed Company Manual, or the NYSE Manual, which requires the number of total stockholders of the Company’s capital stock be no less than 400 stockholders, or the NYSE Notice. Pursuant to the NYSE Notice, the Company is subject to the procedures set forth in Sections 801 and 802 of the NYSE Manual and has been requested to submit a business plan within 90 days of receipt of the NYSE Notice that demonstrates how we expect to return to compliance with the minimum total stockholder requirement within a maximum period of 18 months of receipt of the notice. If our plan is not submitted on a timely basis or is not accepted or if we are unable to return to compliance within the time period required by the New York Stock Exchange, our ADSs will be subject to suspension and delisting procedures.
Any failure to adhere to the applicable requirements could result in costs, penalties, administrative remedies or other consequences, any of which may result in a material adverse effect on our business, prospects, results of operations and financial condition.
The trading price of our ADSs has been volatile since our ADSs began trading on The New York Stock Exchange and may be subject to fluctuations in the future, which could result in substantial losses to investors.
The trading price of our ADSs has been and may continue to be subject to wide fluctuations. Since our listing on October 18, 2018 to March 27, 2020, the trading prices of our ADSs ranged from US$12.73 to US$28.59 per ADS and the closing sale price on March 27, 2020 was US$18.91 per ADS. The trading price of our ADSs may be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, including the performance and fluctuation of the market prices of other companies with business operations located mainly in Macau or China that have listed their securities in the United States. In addition to market and industry factors, the price and trading volume for our ADSs may be highly volatile for factors specific to our own operations, including the following:
•	limited public float of our ADSs;
•	developments in the Macau market or other Asian gaming markets, including disruptions caused by widespread health epidemics or pandemics, such as the Covid-19 outbreak;
•	uncertainties or delays relating to the financing, completion and successful operation of our remaining project for Studio City;
•	general economic, political or other factors that may affect Macau, where Studio City is located and/or the macroeconomic environment, including the
Covid-19
outbreak or any other global pandemic or crisis;
•	changes in the economic performance or market valuations of the gaming and leisure industry companies;

•	changes in the Gaming Operator’s market share of the Macau gaming market;
•	regulatory developments affecting us or our competitors;
•	actual or anticipated fluctuations in our quarterly or annual operating results;
•	announcements of new investments, acquisitions, strategic partnerships or joint ventures by us or our competitors;
•	changes in financial estimates by securities analysts;
•	detrimental adverse publicity about us, Studio City or our industries;
•	additions or departures of key personnel;
•	fluctuations in the exchange rates between the U.S. dollar, H.K. dollar, Pataca and Renminbi;
•	release or expiration of lock-up or other transfer restrictions on our outstanding equity securities or sales of additional equity securities;
•	sales or perceived sales of additional shares or ADSs or securities convertible or exchangeable or exercisable for shares or ADSs;
•	potential litigation or regulatory investigations; and
•	rumors related to any of the above, irrespective of their veracity.
In addition, the securities market has from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. For example, in connection with the Covid-19 outbreak, securities markets across the globe have experienced significant volatility. These market fluctuations may also have a material adverse effect on the market price of our ADSs.
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
It is not clear what effect such negative publicity could have on us. If we were to become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we could have to expend a significant amount of resources to investigate such allegations and/or defend ourselves. While we would strongly defend against any such short seller attacks, we may be constrained in the manner in which we can proceed against the relevant short seller by principles of freedom of speech, applicable law or issues of commercial confidentiality. Such a situation could be costly and time-consuming and could distract our management from growing our business. Even if such allegations are ultimately proven to be groundless, allegations against us could severely impact our business operations, and any investment in our ADSs could be greatly reduced or even rendered worthless.
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
In addition, certain affiliates of New Cotai, as of February 26, 2020, beneficially owned 41,622,800 Class A ordinary shares in the form of ADSs, representing 17.2% of our outstanding Class A ordinary shares, while Melco International beneficially owns 170,834,928 Class A ordinary shares, representing 70.6%, of our outstanding Class A ordinary shares. See “Item 7. Major Shareholders and Related Party Transactions — A. Major Shareholders.”
Sales of substantial amounts of our ADSs in the public market, including upon the exchange of all or part of the Participation Interest by New Cotai or its permitted transferees, or the perception that these sales could occur, could adversely affect the market price of our ADSs and could materially impair our ability to raise capital through equity offerings in the future. We also cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities fur future sales will have on the market price of our ADSs. ADSs held by holders who are not affiliates of our company will be freely tradeable without restriction or further registration under the Securities Act, and shares and ADSs held by our affiliates (in each case, to the extent such holders are deemed to be affiliates of the Company) may also be sold in the public market subject to the restrictions in Rule 144 and Rule 701 under the Securities Act and any applicable lock-up
agreements. The ADSs represent interests in our Class A ordinary shares. We would, subject to market forces, expect there to be a close correlation in the price of our ADSs and the price of the Class A ordinary shares and any factors contributing to a decline in one market is likely to result to a similar decline in another.
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
We currently intend to retain most, if not all, of our available funds and any future earnings to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. See “Item 8. Financial Information — A. Consolidated Statements and Other Financial Information — Dividend Policy” and note 14 to the consolidated financial statements included elsewhere in this annual report. Therefore, you should not rely on an investment in our ADSs as a source for any future dividend income.
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
We incur increased costs as a result of being a public company.
As a public company, we incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and the New York Stock Exchange, impose various requirements on the corporate governance practices of public companies. These rules and regulations have increased our legal and financial compliance costs and have made some corporate activities more time-consuming and costly. We have also incurred significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the other rules and regulations of the SEC. For example, as a result of becoming a public company, we have increased the number of independent directors and adopted policies regarding internal controls and disclosure controls and procedures. As a public company, it may be more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, we will incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers.
We are a Cayman Islands exempted company and, because judicial precedent regarding the rights of shareholders is more limited under Cayman Islands law than that under U.S. law, you may have less protection for your shareholder rights than you would under U.S. law.
We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Law (as amended) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.
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
As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as shareholders of a U.S. public company. For a discussion of significant differences between the provisions of the Companies Law (as amended) of the Cayman Islands and the laws applicable to companies incorporated in the United States and their shareholders, see “Item 10. Additional Information — B. Memorandum and Articles of Association — Differences in Corporate Law.”
If we are a passive foreign investment company for United States federal income tax purposes for any taxable year, United States holders of our ADSs could be subject to adverse United States federal income tax consequences.
A
non-United
States corporation will be a passive foreign investment company, or PFIC, for United States federal income tax purposes for any taxable year if either (i) at least 75% of its gross income for such taxable year is passive income or (ii) at least 50% of the value of its assets (based on an average of the quarterly values) during such year is attributable to assets that produce or are held for the production of passive income. Based on the value of our assets and the composition of our income and assets, we do not believe we were a PFIC for United States federal income tax purposes for our taxable year ended December 31, 2019. However, the determination of whether or not we are a PFIC according to the PFIC rules is made on an annual basis and will depend on the composition of our income and assets and the value of our assets from time to time. Therefore, changes in the composition of our income or assets or the value of our assets may cause us to become a PFIC. The determination of the value of our assets (including goodwill not reflected on our balance sheet) may be based, in part, on the quarterly market value of our ADSs, which is subject to change and may be volatile.
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

A. HISTORY AND DEVELOPMENT OF THE COMPANY
We were established as an international business company, limited by shares, under the laws of the British Virgin Islands as CYBER ONE AGENTS LIMITED on August 2, 2000 and subsequently re-registered
as a business company, limited by shares, under the British Virgin Islands Business Companies Act, 2004. New Cotai acquired a 40% equity interest in us on December 6, 2006. MCO Cotai acquired a 60% equity interest in us on July 27, 2011. Melco Resorts is an exempted company incorporated with limited liability under the Companies Laws (as amended) of the Cayman Islands and its American Depositary Shares are listed on the Nasdaq Global Select Market in the United States. On January 17, 2012, our name was changed from CYBER ONE AGENTS LIMITED to STUDIO CITY INTERNATIONAL HOLDINGS LIMITED.
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
For a description of our principal capital expenditures for the years ended December 31, 2019, 2018, and 2017, see “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources.”
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
B. BUSINESS OVERVIEW
Overview
Studio City is a world-class gaming, retail and entertainment resort located in Cotai, Macau and its principal operating activities are the provision of gaming related services and the hospitality business in Macau. Studio City Casino has 250 mass market gaming tables and, in 2019, approximately 947 gaming machines, which we believe provide higher margins and attractive long-term growth opportunities. The mass market focus of Studio City Casino is currently complemented with junket and premium direct VIP rolling chip operations, which include up to 45 tables authorized for VIP rolling chip operations. Our cinematically-themed integrated resort is designed to attract a wide range of customers by providing highly differentiated non-gaming
attractions, including the world’s first
figure-8
Ferris wheel, a
4-D
Batman flight simulator, an exclusive night club and a
5,000-seat
live performance arena. Studio City features approximately 1,600 luxury hotel rooms, diverse food and beverage establishments and approximately 30,000 square meters of complementary retail space. Studio City was named
Casino/Integrated Resort of the Year in 2016
by the International Gaming Awards.
Studio City is strategically located in Cotai, as the only property directly adjacent to the Lotus Bridge immigration checkpoint and one of the few dedicated Cotai hotel-casino resort stops planned on the Macau Light Rapid Transit Line, with an access bridge leading to Studio City. The Lotus Bridge connects Cotai with Hengqin Island in Zhuhai, China, a designated special economic district in China undergoing significant business and infrastructure development.
Studio City has delivered continuous earnings improvement since commencing operations in October 2015. We have grown total operating revenues from US$539.8 million in 2017 to US$571.2 million in 2018 and further to US$626.7 million in 2019. We generated net income attributable to Studio City International Holdings Limited of US$33.6 million in 2019 and net losses attributable to Studio City International Holdings Limited of US$76.4 million and US$21.6 million in 2017 and 2018, respectively. We increased our Adjusted EBITDA from US$279.1 million in 2017 to US$314.8 million in 2018 and further to US$361.0 million in 2019, and expanded our Adjusted EBITDA margin from 51.7% to 55.1% and further to 57.6%, respectively, for these periods.
Studio City Casino is operated by the Gaming Operator, one of the subsidiaries of Melco Resorts and a holder of a gaming subconcession, and we operate the non-gaming
businesses of Studio City.
We generated all of our revenues for each of the years ended December 31, 2019, 2018 and 2017 from our operations in Macau, the sole market in which we compete to operate. For further information on the Macau gaming market, see “— Market and Competition — Macau Gaming Market.”
Gaming
Studio City Casino currently consists of a mass market table gaming area, a gaming machine area and a VIP gaming area, with a total operating gross floor area of 23,745 square meters, located on the first two floors of Studio City. Studio City Casino gaming customers currently include mass market and VIP rolling chip players. Studio City Casino catered exclusively to mass market players until it launched its VIP rolling chip operations in November 2016, including both junket and premium direct VIP offerings. For the years ended December 31, 2019, 2018 and 2017, Studio City Casino’s gross gaming revenues was US$1,432.0 million, US$1,583.8 million and US$1,438.1 million, respectively.
Studio City Casino currently has 250 mass market gaming tables and, in 2019, approximately 947 gaming machines. These gaming tables offer gaming patrons a variety of options including baccarat, three card baccarat, fortune baccarat, blackjack, craps, Caribbean stud poker, roulette, sic bo, fortune 3 card poker and other games. Studio City Casino also offers VIP rolling chip operations, with up to 45 tables authorized for such operations until January 15, 2021, subject to early termination with 30 days’ prior notice by either the Gaming Operator or Studio City Entertainment. We currently expect our business strategy going forward to continue to focus on cultivating further growth in the premium mass and mass market segments at the Studio City Casino and enhancing our differentiated non-gaming
amenities to complement our gaming operations.
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
Studio City Casino’s mass market table games drop and hold percentage were US$3.49 billion and 29.1% in 2019, respectively, US$3.27 billion and 26.5% in 2018, respectively, and US$2.91 billion and 26.1% in 2017, respectively. As a result, Studio City Casino had gross gaming revenue from mass market table games of US$1,014.2 million, US$868.5 million and US$759.1 million in 2019, 2018 and 2017, respectively. Studio City Casino’s gaming machine handle and gaming machine win rate were US$2.60 billion and 3.1%, respectively, in 2019, US$2.48 billion and 3.4% in 2018, respectively, and US$2.12 billion and 3.7% in 2017, respectively. As a result, Studio City Casino had gross gaming revenue from gaming machine of US$79.5 million, US$83.9 million and US$78.2 million in 2019, 2018 and 2017, respectively. Average net win per gaming machine per day in 2019, 2018 and 2017 was US$230, US$240 and US$225, respectively.
Studio City Casino will continue to
re-examine
the mass market gaming areas to maximize table utilization, to innovate gaming products and to invest in technologies and analytical capability to enhance table productivity and customer retention.
VIP Rolling Chip Segment
In November 2016, Studio City Casino introduced VIP rolling chip operations, including both junket and premium direct VIP offerings, which include up to 45 tables authorized for VIP rolling chip operations. The VIP rolling chip area is comprised of private gaming salons or areas that have restricted access to rolling chip patrons and offer more personalized and ultra-premium services than the mainstream and premium mass market gaming areas. It is also situated at a higher level than the mass market gaming areas with generally higher-end
dining and beverage options and special decorations. The Gaming Operator will continue VIP rolling chip operations at the Studio City Casino until January 15, 2021, subject to early termination with 30 days’ prior notice by either Studio City Entertainment or the Gaming Operator. Studio City Casino’s VIP rolling chip volume, VIP rolling chip win rate and VIP rolling chip gross gaming revenue were US$11.00 billion, 3.08% and US$338.3 million, respectively, in 2019, US$21.24 billion, 2.97% and US$631.4 million, respectively, in 2018 and US$19.00 billion, 3.16% and US$600.8 million, respectively, in 2017.
Hotel
Studio City includes self-managed luxury hotel facilities with approximately 1,600 hotel rooms, all elegantly furnished and complete with services and amenities to match. The hotel facilities include indoor and outdoor swimming pools, beauty salon, spa, fitness centers and other amenities. The Studio City hotel features two distinct towers, enabling it to provide a variety of accommodation selections to visitors. The premium all-suite
Star Tower offers approximately 600 suites complete with lavish facilities and dedicated services for a luxury retreat. There are six types of suites which range in size from the Star Premier King Suite at 62 square meters to the Star Grand Deluxe Suite at 211 square meters which includes a living room, dining room and a separate bedroom. Personalized check-in,
private indoor heated pool and health club can be enjoyed by all Star Tower guests. The Celebrity Tower with approximately 1,000 rooms brings a deluxe hotel experience to a board range of travelers, which includes access to all of the entertainment facilities offered by Studio City. It offers eleven different room packages ranging from the Celebrity King at 42 square meters to the Celebrity Deluxe Suite at 95 square meters. The following table sets forth certain data with respect to our hotel for the years indicated:

	For the Year Ended December 31,
	2019	2018	2017
Average daily rate (US$)	135	138	140
REVPAR (US$)	135	138	138
Occupancy rate	100%	100%	99%

Studio City garnered the Forbes Travel Guide Five-Star recognition for its hotel, spa and restaurant for two consecutive years in 2020.
Dining
We believe that our selection of dining options that include restaurants, bars and lounges offering a diverse selection of local, regional and international cuisine attracts more visitors to Studio City. Studio City offers both high-end
and casual dining restaurants, cafes, bars and lounges to cater to the tastes and preferences of our patrons. A wide range of food and beverage outlets are located throughout Studio City, including traditional Cantonese, northern Chinese, South East Asian, Japanese, Italian and other western and international cuisines as well as local Macau cuisine. Studio City offers gourmet dining with a range of signature restaurants including one Michelin-starred
Pearl Dragon
.
Retail
Studio City has approximately 30,000 square meters of themed and innovative retail space at the lower levels of the property. It has a net leasable area of approximately 27,000 square meters. The retail mall showcases a variety of shops and food and beverage offerings including a small portion of our self-operated retail outlets.
The Boulevard at Studio City provides a unique retail experience to visitors. The immersive retail entertainment environment at Studio City enables visitors to shop in a streetscape environment with featured streets and squares inspired by iconic shopping and entertainment locations, including New York’s Times Square and Beverly Hills’ Rodeo Drive. Studio City’s retail space offers a mix of fashion-forward labels and internationally-renowned luxury brands.
Entertainment
Macau is an increasingly popular tourist destination and in order to attract more tourists and locals, Studio City incorporated many entertainment themes and elements which appeal to the mainstream mass consumer. Our diverse, immersive and entertainment-driven experiences and innovative venues cater to a wide range of demographic groups, including young professionals and families with children. As a major tourist attraction in Macau, Studio City’s premier entertainment offerings help to drive visitation to our property. Studio City’s entertainment offerings include:
•
Golden Reel
— an iconic landmark of Macau, it is the world’s first
figure-8
and Asia’s highest Ferris wheel. The Golden Reel rises approximately 130 meters high between Studio City’s Art Deco-inspired twin hotel towers. The iconic landmark features 17 spacious Steampunk-themed cabins that can each accommodate up to ten passengers. During 2019, the Golden Reel attracted over 450,000 visitors.

•
Batman Dark Flight
— the world’s first flight simulation ride based on the “Batman” franchise. Enhanced with the latest in flight simulation technology and the very best in audio design and visual graphics, this immersive flying theater 4D motion ride provides thrill-seekers with a dynamic flying experience based on a multi-sensory, action-packed, digitally-animated Batman storyline with Batman’s heart-stopping encounters. Our Batman Dark Flight ride attracted over 200,000 visitors in 2019.

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
e-Sports
events from other parts of the world.

•
Legend Heroes PVRk
— a technology-based entertainment park which combines virtual technology with the physical world to deliver an immersive user experience. Legend Heroes PVRk features flight simulation, VR simulations, Bowling Alleys, a free arcade, trendy retail and a high-tech café featuring Macau’s only Robot Barista.

•	ShowHouse Macau — a deluxe nightclub experience.

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
MICE events typically take place on weekdays, thereby drawing traffic during the portion of the week when hotels and casinos in Macau normally experience lower demand relative to weekends and holidays when occupancy and room rates are typically at their peak due to leisure travel. Since its opening, events held at Studio City included live concerts from headline acts such as Madonna, four time Grammy Awards nominee FLO RIDA, Aaron Kwok (
郭富城
), Han Hong (
韓紅
), Kenny G,
A-mei
(
張惠妹
) and Jam Hsiao (
蕭敬騰
) as well as themed events such as a
three-day
Wedding Showcase (featuring dream wedding venue
set-ups,
tableware demonstrations, wedding gown catwalk shows and instrumental performances), a Chinese New Year’s Promo, Shakemas Campaign for Christmas, Michelin Guide Street Food Festival and The Super 8 basketball tournament.
Customers
We seek to cater to a broad range of customers with a focus on mass market players through the diverse gaming and non-gaming
facilities and amenities at Studio City. The loyalty program, which is operated by the Gaming Operator jointly with other Gaming Operator casinos, at Studio City ensures that each customer segment is specifically recognized and incentivized in accordance with their revenue contribution. The loyalty program is segmented into several tiers. Members earn points for their gaming spending which may be redeemed for a range of retail gifts and complimentary vouchers to be used in our restaurants, bars, shows, hotel and Studio City Casino. Members also receive other benefits such as discounts, parking entitlement and invitations to member-only promotional events. Dedicated customer hosting programs provide service to our most valuable customers and these customers enjoy exclusive access to private luxury gaming salons. In addition, we utilize sophisticated analytical programs and capabilities to track the gaming behavior and spending patterns of our patrons. We believe these tools will help deepen our understanding of our customers to optimize yields and make continued improvements to our Studio City property.

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
VIP rolling chip players are patrons who participate in Studio City Casino’s in-house
rolling chip programs or in the rolling chip programs of the gaming promoters at the dedicated VIP gaming areas. These patrons include premium direct players sourced through the direct marketing efforts and relationships of the Gaming Operator, and junket players sourced by the gaming promoters. VIP rolling chip players can earn a variety of gaming related cash commissions and complimentary products and services, such as rooms, food and beverage and retail products provided by the Gaming Operator. The gaming promoters typically offer similar complimentary products or services and extend credit to the junket players sourced by them.
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
Advertising and Marketing
In order to be competitive in the Macau gaming environment, the Gaming Operator holds various promotions and special events at Studio City Casino and operates a loyalty program for gaming patrons. In addition, Studio City Casino participates in cross marketing and sales campaigns developed by the Gaming Operator. We believe this arrangement helps reduce marketing costs through scale synergies and enhances cross-revenue opportunities.

Moreover, we seek to attract
non-gaming
customers to Studio City and to grow our customer base over time by undertaking a variety of advertising and marketing activities.
There is a public relations and advertising team dedicated to Studio City that cultivates media relationships, promotes Studio City’s brands and directly liaises with customers within target Asian and other countries in order to explore media opportunities in various markets. Advertising activities at Studio City are rolled out through a variety of local and regional media platforms, including digital, social media, print, television, online, outdoor, on property (as permitted by Macau, PRC and any other applicable regional laws) as well as collateral and direct mail pieces. We also engage celebrities for marketing activities. We believe that these marketing and incentive programs will increase our brand awareness and drive further visitation to Studio City.
Awards
In recognition of Studio City’s facilities, games, customer service, atmosphere, style and design, Studio City was awarded the International Five Star Standard, Best Large Hotel Macau, Best City Hotel Macau, Best Resort Hotel Macau and Best Convention Hotel Macau in the International Hotel Awards
2017-18.
Studio City was the Global Winner in the “Luxury Casino Hotel” category and the Regional Winner (East Asia) in the “Luxury Family Hotel” category of the 2017 World Luxury Hotel Awards. The property was also awarded the “Casino/Integrated Resort of the Year” in the International Gaming Awards in 2016 and honored as “Asia’s Leading New Resort” in World Travel Awards in 2016. Moreover, Studio City’s Star Tower received the Forbes Travel Guide Five-Star recognition for three consecutive years in 2020, while Zensa Spa was awarded the Forbes Travel Guide Five-Star recognition for the second time in 2020 and was named “World’s Most Luxurious Spa” by the Guide in 2018. Studio City’s signature Cantonese restaurant,
Pearl Dragon
, received its second Forbes Travel Guide Five-Star recognition in 2020 and one-Michelin-starred
establishment rank for the fourth consecutive year in the Michelin Guide Hong Kong Macau 2020, while
Bi Ying
has been once again been recommended in the guidebook. In addition,
Pearl Dragon
and
Bi Ying
were included in the list of Hong Kong Tatler’s Best Restaurants guide in 2017.
Market and Competition
Macau Gaming Market
Gaming in Macau is administered through government-sanctioned concessions awarded to three different concessionaires: SJM, Galaxy and Wynn Resorts Macau.
SJM is a subsidiary of SJM Holdings Ltd., a company listed on the Hong Kong Stock Exchange in which family members of Mr. Lawrence Ho, the chairman of our company and the chairman and chief executive officer of Melco Resorts, have shareholding interests. SJM currently operates multiple casinos throughout Macau. SJM (through its predecessor Tourism and Entertainment Company of Macau Limited) commenced its gaming operations in Macau in 1962 and is developing its project in Cotai, which is currently expected to open in the second half of 2020.
SJM has granted a subconcession to MGM Grand. MGM Grand is listed on the Hong Kong Stock Exchange and was originally formed as a joint venture by
MGM-Mirage
and Ms. Pansy Ho, sister of Mr. Lawrence Ho. MGM Grand opened MGM Macau on the Macau Peninsula in December 2007 and MGM Cotai in February 2018.
Galaxy currently operates multiple casinos in Macau, including StarWorld, a hotel and casino resort in Macau’s central business and tourism district. The Galaxy Macau Resort opened in Cotai in May 2011 and the opening of Phase 2 of the Galaxy Macau Resort took place in May 2015. Galaxy is currently developing phase 3 of the Galaxy Macau Resort, which is currently expected to be completed and operational in 2021, while Phase 4 is expected to be completed and operational in 2022.

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
The existing concessions and subconcessions do not place any limit on the number of gaming facilities that may be operated. In addition to facing competition from existing operations of these concessionaires and subconcessionaires, we will face increased competition when any of them constructs new or renovates pre-existing
casinos in Macau or enters into leasing, services or other arrangements with hotel owners, developers or other parties for the operation of casinos and gaming activities in new or renovated properties. Each of these concessionaires was permitted to grant one subconcession. The Macau government is currently considering the process of renewal, extension or grant of gaming concessions or subconcessions expiring in 2022. The Macau government further announced that the number of gaming tables in Macau should not exceed 5,500 until the end of the first quarter of 2013 and that, thereafter, for a period of ten years, the total number of gaming tables to be authorized will be limited to an average annual increase of 3%. These restrictions are not legislated or enacted into laws or regulations and, as such, different policies, including the policy on the annual increase rate in the number of gaming tables, may be adopted at any time by the relevant Macau government authorities. According to the DICJ, the number of gaming tables operating in Macau as of December 31, 2019 was 6,739. The Macau government has reiterated further that it does not intend to authorize the operation of any new casino or gaming area that was not previously authorized by the Macau government, or permit tables authorized for mass market gaming operations to be utilized for VIP gaming operations or authorize the expansion of existing casinos or gaming areas. However, the policies and laws of the Macau government may change and permit the Macau government to grant additional gaming concessions or subconcessions. Such change in policies may also result in a change in the number of gaming tables and casinos that the Macau government is prepared to authorize for operation.
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
South Korea has allowed casinos for foreigners for some time including Seven Luck Casino and Paradise Walker Hill Casino in Seoul and Paradise Casinos in Busan and Incheon. Kangwon Land Casino operates the only casino in the country that is open to Korean nationals.
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
Pursuant to our land concession and the extension granted by the Macau government, our granted land, including the remaining project, must be fully developed by May 31, 2022. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Business — We are developing the remaining project for Studio City under the terms of a land concession which currently require us to fully develop the land on which Studio City is located by May 31, 2022. If we do not complete development by that time and the Macau government does not grant us an extension of the development period, we could be forced to forfeit all or part of our investment in Studio City, along with our interest in the land on which Studio City is located and the buildings and structures on such land.”
Development of Our Remaining Project
Under our current plan for the remaining project, the remaining project is expected to consist of two hotel towers with approximately 900 rooms and suites and a gaming area. In addition, we currently envision the remaining project to also contain a waterpark with indoor and outdoor areas. Other non-gaming
attractions expected to be part of the remaining project include MICE space, retail and food and beverage outlets and a cineplex. As of December 31, 2019, we have incurred approximately US$80.7 million of aggregate costs relating to the development of our remaining project, primarily related to the initial design and planning costs. Based on our current plan for the remaining project, we currently expect a project budget of approximately US$1.35 billion to US$1.40 billion for the development of the remaining project (exclusive of any pre-opening
costs and financing costs). Prior to the
Covid-19
outbreak, we estimated a construction period of approximately 32 months for the remaining project. With the disruptions from the
Covid-19
outbreak, the construction period may be delayed and extend beyond the estimated approximately 32 months.
Our plan for the remaining project may be subject to further revision and change and detailed design elements remain subject to further refinement and development. See
“
Item 3. Key Information — D. Risk Factors — Risks Relating to Our Business — We are developing the remaining project for Studio City under the terms of a land concession which currently require us to fully develop the land on which Studio City is located by May 31, 2022. If we do not complete development by that time and the Macau government does not grant us an extension of the development period, we could be forced to forfeit all or part of our investment in Studio City, along with our interest in the land on which Studio City is located and the buildings and structures on such land,” “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Business — Future development of the remaining project is subject to significant risks and uncertainties,” and “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Business — We may not be able to obtain adequate financing on satisfactory terms for our existing business and/or remaining project, or at all.”
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
•	If the Gaming Operator violates the Macau Gaming Law, the Gaming Operator’s subconcession could be limited, conditioned, suspended, revoked, or subject to compliance with certain statutory and regulatory procedures. In addition, the Gaming Operator, and the persons involved, could be subject to substantial fines for each separate violation of the Macau Gaming Law or of the Subconcession Contract at the discretion of the Macau government. Further, if the Gaming Operator terminates or suspends the operation of all or a part of its gaming operations without permission for reasons not due to force majeure, or in the event of the insufficiency of the gaming facilities and equipment which may affect the normal operation of its gaming business, the Macau government would be entitled to replace the Gaming Operator during such disruption and to ensure the continued operation of the gaming business. Under such circumstances, the Gaming Operator would bear the expenses required for maintaining the normal operation of the gaming business.

•	The Macau government also has the power to supervise concessionaires and subconcessionaires in order to assure financial stability and capability. See “— The Gaming Operator’s Subconcession — The Subconcession Contract” below for more details.

•	Any person who fails or refuses to apply for a finding of suitability after being ordered to do so by the Macau government may be found unsuitable. Any shareholder of a concessionaire or subconcessionaire holding shares equal to or in excess of 5% of such concessionaire’s or subconcessionaire’s share capital who is found unsuitable will be required to dispose of such shares by a certain time (the transfer itself being subject to the Macau government’s authorization). If a disposal has not taken place by the time so designated, such shares must be acquired by the concessionaire or subconcessionaire. The Gaming Operator will be subject to disciplinary action if, after it receives notice that a person is unsuitable to be a shareholder or to have any other relationship with it, the Gaming Operator:

•	pays that person any dividend or interest upon its shares;

•	allows that person to exercise, directly or indirectly, any voting right conferred through shares held by that person;

•	pays remuneration in any form to that person for services rendered or otherwise; or

•	fails to pursue all lawful efforts to require that unsuitable person to relinquish his or her shares.

•	The Macau government also requires prior approval for the creation of a lien over shares or property comprising a casino and gaming equipment and utensils of a concession or subconcession holder. In addition, the creation of restrictions on its shares in respect of any public offering requires the approval of the Macau government to be effective.

•	The Macau government must give its prior approval to changes in control through a merger, consolidation, shares acquisition, or any act or conduct by any person whereby such person obtains control of the Gaming Operator. Entities seeking to acquire control of a concessionaire or subconcessionaire must satisfy the Macau government with regards to a variety of stringent standards prior to assuming control. The Macau government may also require controlling shareholders, officers, directors and other persons having a material relationship or involvement with the entity proposing to acquire control, to be investigated for suitability as part of the approval process of the transaction.

Non-compliance
with these obligations could lead to the revocation of the Gaming Operator’s subconcession and could materially and adversely affect its gaming operations.
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
Gaming Promoters Regulations
Macau Administrative Regulation no. 6/2002, as amended pursuant to Administrative Regulation no. 27/2009, or the Gaming Promoters Regulation, regulates licensing of gaming promoters and the operations of gaming promotion business by gaming promoters. Applications to the DICJ by those seeking to become licensed gaming promoters must be sponsored by a concessionaire or subconcessionaire. Such concessionaire or subconcessionaire must confirm that it may contract the applicant’s services subject to the latter being licensed. Licenses are subject to annual renewal and a list of licensed gaming promoters is published every year in the Macau Official Gazette. The DICJ monitors each gaming promoter and its staff and collaborators. In October 2015, the DICJ issued specific accounting related instructions applicable to gaming promoters and their operations. Any failure by gaming promoters to comply with such instructions may impact their license and ability to operate in Macau.
In addition, concessionaires and subconcessionaires are jointly liable for the activities of their gaming promoters and collaborators within their casinos. In addition to the licensing and suitability assessment process performed by the DICJ, all of the Gaming Operator’s gaming promoters undergo a thorough internal vetting procedures. The Gaming Operator conducts background checks and also conducts periodic reviews of the activities of each gaming promoter, its employees and its collaborators for possible non-compliance
with Macau legal and regulatory requirements. Such reviews generally include investigations into compliance with applicable anti-money laundering laws and regulations as well as tax withholding requirements.
Concessionaires and subconcessionaires are required to report periodically on commissions and other remunerations paid to their gaming promoters. A 5% tax must be withheld on commissions and other remunerations paid by a concessionaire or subconcessionaire to its gaming promoters. Under the Gaming Promoters Regulation and in accordance with the Secretary for Economy and Finance Dispatch no. 83/2009, effective as of September 11, 2009, a commission cap of 1.25% of net rolling has been in effect. Any bonuses, gifts, services or other advantages which are subject to monetary valuation and which are granted, directly or indirectly, inside or outside of Macau by any concessionaire or subconcessionaires or any company of their respective group to any gaming promoter shall be considered a commission. The commission cap regulations impose fines, ranging from MOP100,000 (US$12,465) up to MOP500,000 (US$62,323), on gaming operators that do not comply with the cap and other fines, ranging from MOP50,000 (US$6,232) up to MOP250,000 (US$31,162) on gaming operators that do not comply with their reporting obligations regarding commission payments. If breached, the legislation on commission caps has a sanction enabling the relevant government authority to make public a government decision imposing a fine on a concessionaire and subconcessionaire by publishing such decision on the DICJ website and in two Macau newspapers (in Chinese and Portuguese respectively). We believe the Gaming Operator has implemented the necessary internal control systems to ensure compliance with the commission cap and reporting obligations in accordance with applicable rules and regulations.
The Macau government is currently considering amending the Macau Administrative Regulation no. 6/2002. The Macau government is, among other things, proposing that the licensing requirements for gaming promoters be more stringent and restrictive, the imposition of new penalties and the increase of the amounts of current fines.
Gaming Credit Regulations
Macau Law no. 5/2004 has legalized the extension of gaming credit to patrons or gaming promoters by concessionaires and subconcessionaires. Gaming promoters may also extend credit to patrons upon obtaining an authorization by a concessionaire or subconcessionaire to carry out such activity. Assigning or transferring one’s authorization to extend gaming credit is not permitted. This statute sets forth filing obligations for those extending credit and the supervising role of the DICJ in this activity. Gaming debts contracted pursuant to this statute are a source of civil obligations and may be enforced in court.
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
Anti-Money Laundering and Terrorism Financing Regulations
In conjunction with current gaming laws and regulations, we are required to comply with the laws and regulations relating to anti-money laundering activities in Macau. Law no. 2/2006 (as amended pursuant to Law no. 3/2017), the Administrative Regulation no. 7/2006 (as amended pursuant to Administrative Regulation no. 17/2017) and the DICJ Instruction no. 1/2016 in effect from May 13, 2016 (as amended pursuant to DICJ Instruction no. 1/2019), govern compliance requirements with respect to identifying, reporting and preventing anti-money laundering and terrorism financing crimes at casinos in Macau. Under these laws and regulations, the Gaming Operator is required to:
•	implement internal procedures and rules governing the prevention of anti-money laundering and terrorism financing crimes which are subject to prior approval from DICJ;

•	identify and evaluate the money laundering and terrorism financing risk inherent to gaming activities;

•	identify any customer who is in a stable business relationship with the Gaming Operator, who is a politically exposed person or any customer or transaction where there is a sign of money laundering or financing of terrorism or which involves significant sums of money in the context of the transaction, even if any sign of money laundering is absent;

•	refuse to deal with any customers who fail to provide any information requested by the Gaming Operator;

•	keep records on the identification of a customer for a period of five years;

•	establish a regime for electronic transfers;

•	keep individual records of all transactions related to gaming which involve credit securities;

•	keep records of all electronic transactions for amounts equal to or exceeding MOP8,000 (US$997) in cases of occasional transactions and MOP120,000 (US$14,958) in cases of transactions that arose in the context of a continuous business relationship;

•	notify the Finance Information Bureau if there is any sign of money laundering or financing of terrorism;

•	adopt a compliance function and appoint compliance officers; and

•	cooperate with the Macau government by providing all required information and documentation requested in relation to anti-money laundering activities.

Under Article 2 of Administrative Regulation no. 7/2006 (as amended pursuant to Administrative Regulation no. 17/2017) and the DICJ Instruction no. 1/2016 (as amended pursuant to DICJ Instruction no. 1/2019), the Gaming Operator is required to track and report transactions and granting of credit that are MOP500,000 (US$61,985) or above. Pursuant to the legal requirements above, if the customer provides all required information, after submitting the reports, the Gaming Operator may continue to deal with those customers that were reported to the DICJ and, in case of suspicious transactions, to the Finance Information Bureau.
The Gaming Operator employs internal controls and procedures designed to help ensure that gaming and other operations are conducted in a professional manner and in compliance with internal control requirements issued by the DICJ set forth in its instruction on anti-money laundering, the applicable laws and regulations in Macau, as well as the requirements set forth in the Subconcession Contract.
The Gaming Operator has developed a comprehensive anti-money laundering policy and related procedures covering its anti-money laundering responsibilities, which have been approved by the DICJ, and have training programs in place to ensure that all relevant employees understand such anti-money laundering policy and procedures. The Gaming Operator also uses an integrated IT system to track and automatically generate significant cash transaction reports and, if permitted by the DICJ and the Finance Information Bureau, to submit those reports electronically.
Responsible Gaming Regulations
On October 18, 2019, the DICJ issued Instruction no. 4/2019, which came into effect on December 27, 2019, setting out measures for the implementation of responsible gaming principles. Under this instruction, concessionaires and subconcessionaires are required to implement certain measures to promote responsible gambling, including: making information available on the risks of gambling, responsible gambling and odds, both inside and outside the casinos and gaming areas and through electronic means; creation of information and counseling kiosks and a hotline; adequate regulation of lighting inside casinos and gaming areas; self-exclusion and exclusion at third party request procedures, off-duty
gaming related employees entry restriction procedures, physical entry requirements, preventive measures for restricted access by persons under 21 years of age; public exhibition of time; creation and training of teams and a coordinator responsible for promoting responsible gambling.

Control of Cross-border Transportation of Cash Regulations
On June 12, 2017, Law no. 6/2017, with respect to the control of cross-border transportation of cash and other negotiable instruments to the bearer, was enacted. Such law came into effect on November 1, 2017. In accordance with such law, all individuals entering Macau with an amount in cash or negotiable instrument to the bearer equal to or higher than the amount determined by the order of the Chief Executive of Macau at MOP120,000 (US$14,958) will be required to declare such amount to the customs authorities. The customs authorities may also request an individual exiting Macau to declare if such individual is carrying an amount in cash or negotiable instruments to the bearer equal to or higher to such amount. Individuals that fail to duly complete the required declaration may be subject to a fine (ranging from 1% to 5% of the amount that exceeds the amount determined by the order of the Chief Executive of Macau for declaration purposes, such fine being at least MOP1,000 (US$125) and not exceeding MOP500,000 (US$62,323). In the event the relevant customs authorities find that the cash or negotiable instrument to the bearer carried by an individual while entering or exiting Macau may be associated with or result from any criminal activity, such incident shall be notified to the relevant criminal authorities and the relevant amounts shall be seized pending investigation.
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
Asset Freezing Enforcement Regulations
On August 29, 2016, Law no. 6/2016, with respect to the framework for the enforcement of asset freezing orders, which comprised of United Nations Security Council sanctions resolutions for the fight against terrorism and proliferation of weapons of mass destruction, was enacted. Under this law, the Chief Executive of Macau is the competent authority to enforce freezing orders and the Asset Freeze Coordination Commission must assist the Chief Executive of Macau in all technical aspects of such enforcement. Among other entities, gaming operators are subject to certain obligations and duties regarding the freezing of assets ordered by the United Nations Security Council sanctions resolutions, including reporting and cooperation obligations.
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

Personal Data Regulations
Processing of personal data by our subsidiaries in Macau is subject to compliance with the Personal Data Protection Act (Law no. 8/2005) and, in the case of the Gaming Operator, any instructions issued by the DICJ from time to time. The Office for Personal Data Protection, or GPDP, is the regulatory authority in Macau in charge of supervising and enforcing the Personal Data Protection Act. Breaches are subject to civil liability, administrative and criminal sanctions.
The legal framework and the instructions issued by the DICJ require that certain procedures must be adopted before collecting, processing and/or transferring personal data, including obtaining consent from the data subject and/or notifying or requesting authorization from the GPDP and/or DICJ, as applicable, prior to processing personal data.
Cybersecurity Regulations
Law no. 13/2019, the Cybersecurity Law came into effect on December 21, 2019 and is intended to protect networks, systems and data of public and private operators of critical infra-structures, among which operators of games of fortune and chance or other games in casinos are included.
The cybersecurity system will be composed of a Cybersecurity Commission, a Cybersecurity Alert and Response Incident Centre and cybersecurity supervisory entities.
Among other duties, private infra-structures operators shall be required to appoint a suitable and experienced person to be responsible for handling its cybersecurity and to be permanently reachable by the Cybersecurity Alert and Response Incident Centre, create a cybersecurity department, implement adequate internal cybersecurity procedures, conduct evaluations of its networks’ security and risks, submit annual reports to their supervisory entity and inform the Cybersecurity Alert and Response Incident Centre and the respective supervisory entity of any cybersecurity incidents.
It is expected that additional regulations will be enacted to further determine and detail how the above-mentioned obligations are to be fulfilled.
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
Pursuant to Macau social security laws, Macau employers must register their employees under a mandatory social security fund and make social security contributions for each of its resident employees and pay a special duty for each of its non-resident
employees on a quarterly basis. Employers must also buy insurance to cover employment accidents and occupational illnesses for all employees.
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
Restrictions on Distribution of Profits Regulations
All our subsidiaries incorporated in Macau are required to set aside a minimum of 25% of the entity’s profit after tax to the legal reserve until the balance of the legal reserve reaches a level equivalent to 50% of the entity’s share capital in accordance with the provisions of the Macau Commercial Code. The legal reserve sets aside an amount from the subsidiaries’ statements of operations and is not available for distribution to the shareholders of the subsidiaries. The appropriation of legal reserve is recorded in the subsidiaries’ financial statements in the year in which it is approved by the shareholders of the relevant subsidiaries.
FCPA
The FCPA prohibits us and our staff and agents from offering or giving money or any other item of value to win or retain business or to influence any act or decision of any foreign official. The Code includes specific FCPA-related provisions. See “— Our Internal Control Policies.”
The Gaming Operator’s Subconcession
The Concession Regime
The Macau government conducted an international tender process for gaming concessions in Macau in 2001, and granted three gaming concessions to SJM, Galaxy and Wynn Resorts Macau, respectively. Upon authorization by the Macau government, each of SJM, Galaxy and Wynn Resorts Macau subsequently entered into subconcession contracts with their respective subconcessionaires to operate casino games and other games of chance in Macau. No further granting of subconcessions is permitted unless specifically authorized by the Macau government.
Though there are no restrictions on the number of casinos or gaming areas that may be operated under each concession or subconcession, Macau government approval is required for the commencement of operations of any casino or gaming area.
The subconcessionaires that entered into subconcession contracts with SJM, Galaxy and Wynn Resorts Macau, are MGM Grand, Venetian Macau and the Gaming Operator, respectively. The Gaming Operator executed the Subconcession Contract with Wynn Resorts Macau on September 8, 2006. Wynn Resorts Macau will continue to develop and run hotel operations and casino projects independent of the Gaming Operator.
All concessionaires and subconcessionaires must pay a special gaming tax of 35% of gross gaming revenues, defined as all gaming revenues derived from casino or gaming areas, plus an annual gaming premium of:
•	MOP30 million (equivalent to approximately US$3.7 million) per annum fixed premium;

•	MOP300,000 (equivalent to approximately US$37,394) per annum per VIP gaming table;

•	MOP150,000 (equivalent to approximately US$18,697) per annum per mass market gaming table; and

•	MOP1,000 (equivalent to approximately US$125) per annum per electric or mechanical gaming.

The Macau government has been considering the extension, renewal or the grant of new concessions and subconcessions. As part of such efforts, in May 2016, the Macau government conducted a mid-term
review to analyze the impact of the gaming industry on the local economy, business environment of small and medium enterprises, local population and gaming and non-gaming
business sectors and the current status of the gaming promoters.
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
Development of Gaming Projects/Financial Obligations
The Subconcession Contract requires the Gaming Operator to make a minimum investment in Macau of MOP4.0 billion (US$498.6 million), including investment in fully developing Altira Macau and the City of Dreams, by December 2010. In June 2010, the Gaming Operator obtained confirmation from the Macau government that as of the date of the confirmation, the Gaming Operator had invested over MOP4.0 billion (US$498.6 million) in these projects in Macau.
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
See “Item 3. Key Information — D. Risk Factors — Risks Relating to Operating in the Gaming Industry in Macau — The Subconcession Contract expires in 2022 and if the Gaming Operator is unable to secure an extension of its subconcession, or a new concession or subconcession, in 2022, or if the Macau government were to exercise its redemption right, the Gaming Operator would be unable to operate Studio City Casino.”
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
Taxation
We are domiciled in the Cayman Islands and our primary business operations are conducted through our subsidiaries. Under the current laws of the Cayman Islands, we are not subject to tax on income or capital gains. In addition, dividend payments are not subject to withholding tax in the Cayman Islands.

Hong Kong
Our subsidiaries incorporated in Hong Kong are subject to Hong Kong profits tax on their taxable income earned in or derived from Hong Kong at a uniform tax rate of 16.5%. No provision for Hong Kong profits tax has been made for the years ended December 31, 2019, 2018 and 2017 as there was no taxable income during such periods. Payments of dividends by our subsidiaries to us are not subject to withholding tax in Hong Kong.
Macau
Our subsidiaries incorporated in Macau are subject to Macau complementary tax of 12% on taxable income, as defined in the relevant tax laws. Concessionaires and subconcessionaires are currently subject to a 35% special gaming tax as well as other levies of 4% under the relevant concession or subconcession and may benefit from a corporate tax holiday on profit from their gaming revenues. The Gaming Operator benefits from a corporate tax holiday on gaming generated income which expires at the end of 2021. No provision for Macau complementary tax on profits has been made for the years ended December 31, 2019, 2018 and 2017 as there was no taxable income during such periods.
In January 2017, the Macau government granted an extension of the Macau complementary tax exemption for our subsidiary, Studio City Entertainment, for an additional five years from 2017 to 2021, on profits generated from income received from the Gaming Operator, to the extent that such income results from gaming operations within Studio City Casino and has been subject to gaming tax. Dividend distributions by Studio City Entertainment continue to be subject to Macau complementary tax. We remain subject to Macau complementary tax on our non-gaming
related profits.
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

The following diagram illustrates our organizational structure, including the place of formation, ownership interest and affiliation of our significant subsidiaries, as of March 27, 2020:

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
(3)	As of February 26, 2020, certain affiliates of New Cotai beneficially owned ADSs representing 41,622,800 Class A ordinary shares.
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

A. OPERATING RESULTS
Operations
Our principal operating activities are the provision of gaming related services and the hospitality business in Macau. Our chief operating decision maker monitors the operations and evaluate earnings by reviewing the assets and operations of Studio City as one operating segment. Accordingly, we do not present separate segment information. As of December 31, 2019, 2018 and 2017, we operated in one geographical area, Macau, where we generated our revenue and where our long-lived assets were located.
Summary of Financial Results
For the year ended December 31, 2019, our total operating revenues were US$626.7 million, an increase of 9.7% from US$571.2 million of total operating revenues for the year ended December 31, 2018. Net income attributable to Studio City International Holdings Limited for the year ended December 31, 2019 was US$33.6 million, as compared to net loss attributable to Studio City International Holdings Limited of US$21.6 million for the year ended December 31, 2018. Our improvement was mainly attributable to the increase in revenues from the provision of gaming related services.

	Year Ended December 31,
	2019	2018	2017
	(in thousands of US$)
Total operating revenues	$626,733	$571,213	$539,814
Total operating costs and expenses	(448,737)	(433,351)	(459,364)
Operating income	177,996	137,862	80,450
Net income (loss) attributable to Studio City International Holdings Limited	$33,564	$(21,598)	$(76,437)
Since December 2019, there have been reported cases of
Covid-19
in Macau, the Philippines, Hong Kong, China, Singapore, South Korea, Japan, Iran, Europe, the U.S. and other parts of the world. On January 31, 2020, the
Covid-19
outbreak was declared a global emergency by the World Health Organization. As a result of the
Covid-19
outbreak, the PRC government suspended the issuance of group and individual travel visas from China to Macau and the Hong Kong SAR government suspended all ferry and helicopter services between Hong Kong and Macau. In addition, the Macau government required all casinos in Macau to be closed for a
15-day
period in February 2020. Upon resumption of operations, casinos in Macau were required to implement health-related precautionary measures, including temperature checks, mask protection, health declarations and requirements that gaming patrons be stopped from congregating together, that the number of players and spectators at tables be limited to three to four, that gaming patrons be prohibited from sitting in adjacent seats at gaming tables and that gaming patrons and casino employees maintain minimum physical distances. According to the Macao Government Tourism Office, visitor arrivals to Macau during the Chinese New Year in 2020 decreased by approximately 78.3% on a year-over-year basis while, according to the DICJ, gross gaming revenues in Macau declined by 49.9% on a year-over-year basis in the first two months of 2020 as compared to the first two months of 2019. On March 11, 2020, the
Covid-19
outbreak was declared a pandemic by the World Health Organization. As the Covid-19 outbreak continues to spread, Macau, China and other countries or regions have imposed new or modified existing travel restrictions and/or quarantine measures to further restrict or discourage individuals from traveling into or out of these countries or regions. For example, in March 2020, the Macau government announced the prohibition of all foreigners from entering Macau other than residents of Hong Kong and Taiwan, provided such residents undergo a mandatory 14-day quarantine upon entry into Macau and have not otherwise been to other areas in the preceding 14 days. The PRC government in March 2020 also announced further measures significantly reducing the movement of individuals between Macau and the province of Guangdong, including general requirements for those entering Guangdong province returning from Macau to be subject to a mandatory 14-day quarantine. The disruptions to our operations caused by the
Covid-19
outbreak have had a material effect on the Company’s financial condition, operations and prospects during the first quarter of 2020. As such disruptions are ongoing, such material adverse effects will continue, and may worsen, beyond the first quarter of 2020. Any recovery from such disruptions will depend on future developments, such as the duration of travel and visa restrictions and customer sentiment, including the length of time before customers will resume travelling and participating in entertainment and leisure activities at high-density venues, all of which are highly uncertain. Given the uncertainty around the extent and timing of the potential future spread or mitigation of Covid-19 and around the imposition or relaxation of protective measures, we cannot reasonably estimate the impact to our future results of operations, cash flows and financial condition.
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
•
Table games win:
the amount of wagers won net of wagers lost on gaming tables that is retained and recorded as casino revenues. Table games win is calculated before discounts, commissions, non-discretionary
incentives (including the point-loyalty programs) as administered by the Gaming Operator and allocating casino revenues related to goods and services provided to gaming patrons on a complimentary basis.
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
Studio City Casino’s expected rolling chip win rate is 2.85% to 3.15%.
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
Year Ended December 31, 2019 Compared to Year Ended December 31, 2018
Revenues
Our total operating revenues increased by US$55.5 million, or 9.7%, to US$626.7 million in 2019 from US$571.2 million in 2018. The increase in total operating revenues was primarily due to an increase in revenues from the provision of gaming related services as a result of the enhanced performance in the mass market table games operation.
•
Provision of gaming related services.
Revenues from the provision of gaming related services are derived from the provision of facilities for the operations of Studio City Casino by the Gaming Operator and services related thereto pursuant to the Services and Right to Use Arrangements. Revenues from the provision of gaming related services increased by US$53.6 million, or 15.8%, to US$393.5 million in 2019 from US$339.9 million in 2018. This increase was mainly due to enhanced performance in the mass market table games operation.
Studio City Casino generated gross gaming revenues of US$1,432.0 million and US$1,583.8 million in 2019 and 2018, respectively, before the deduction by the Gaming Operator of gaming taxes and the costs incurred in connection with its operation of Studio City Casino pursuant to the Services and Right to Use Arrangements.
Mass market table games revenue increased to US$1,014.2 million in 2019 from US$868.5 million in 2018 due to an increase in both mass market table games drop and mass market table games hold percentage. Mass market table games drop increased to US$3.49 billion in 2019 from US$3.27 billion in 2018. Mass market table games hold percentage also increased to 29.1% in 2019 from 26.5% in 2018.
Gaming machine revenue decreased to US$79.5 million in 2019 from US$83.9 million in 2018 due to a decrease in gaming machine win rate to 3.1% in 2019 from 3.4% in 2018 despite an increase in gaming machine handle to US$2.60 billion in 2019 from US$2.48 billion in 2018. Average net win per gaming machine per day was US$230 and US$240 in 2019 and 2018, respectively.
VIP rolling chip revenue decreased to US$338.3 million in 2019 from US$631.4 million in 2018 due to a decrease in VIP rolling chip volume, partially offset by an increase in VIP rolling chip win rate. Affected by market-wide weakness in the VIP gaming business in Macau, Studio City’s VIP rolling chip volume decreased to US$10.99 billion in 2019 from US$21.24 billion in 2018. VIP rolling chip win rate increased to 3.08% in 2019 from 2.97% in 2018.
In 2019 and 2018, total gaming taxes and costs incurred in connection with the operation of Studio City Casino deducted from gross gaming revenues were US$1,038.5 million and US$1,243.9 million, respectively, which included (i) gaming taxes imposed on the gross gaming revenue of US$558.5 million and US$617.7 million, respectively; (ii) the complimentary services provided by us to Studio City Casino’s gaming patrons of US$87.0 million and US$81.3 million, respectively; (iii) shared administrative services and shuttle bus transportation services provided by us to Studio City

Casino of US$37.0 million and US$36.5 million, respectively and (iv) remaining costs of US$356.0 million and US$508.4 million, respectively, primarily representing gaming-related staff costs and other gaming-related costs, including costs related to table games operations at Studio City Casino.
Revenues from the provision of gaming related services were US$393.5 million and US$339.9 million in 2019 and 2018, respectively. Revenues from the provision of gaming related services are net of gaming taxes and the costs incurred in connection with the operation of Studio City Casino deducted by the Gaming Operator pursuant to the Services and Right to Use Arrangements.
•
Rooms.
We generate room revenues from Studio City hotel consisting of Celebrity Tower and all-suite
Star Tower. Our room revenues decreased by US$2.3 million, or 2.7%, to US$86.0 million in 2019 from US$88.3 million in 2018. Studio City’s average daily rate, occupancy rate and REVPAR were US$135, 100% and US$135, respectively, in 2019, as compared to US$138, 100% and US$138, respectively, in 2018.
•
Food and beverage, entertainment, mall and retail and other
. Our revenues generated from food and beverage, entertainment, mall and retail and other increased by US$3.9 million, or 3.8%, to US$107.8 million in 2019 from US$103.8 million in 2018.
•
Services fee.
Our services fee revenues, which primarily consist of certain shared administrative services and shuttle bus transportation services to Studio City Casino, remained stable at US$39.5 million and US$39.1 million in 2019 and 2018, respectively.
Operating Costs and Expenses
Our total operating costs and expenses increased by US$15.4 million, or 3.6%, to US$448.7 million in 2019 from US$433.4 million in 2018.
•
Provision of gaming related services
. Provision of gaming related services expenses, which mainly represent (1) services fees for shared corporate services provided by the Master Service Providers pursuant to the Management and Shared Services Arrangements and (2) management payroll expenses, are relatively fixed in nature and amounted to US$24.2 million and US$20.3 million in 2019 and 2018, respectively.
•
Rooms
. Room expenses, which represent the costs of operating the hotel facilities and respective payroll expenses, remained stable at US$21.8 million and US$21.9 million in 2019 and 2018, respectively.
•
Food and beverage, entertainment, mall and retail and other
. Expenses related to food and beverage, entertainment, mall and retail and other, which primarily represent the costs of operating the respective non-gaming
services at Studio City and respective payroll expenses, increased by US$9.1 million, or 11.2% to US$90.8 million in 2019 from US$81.7 million in 2018, primarily due to the show operating costs for the stunt show Elēkrŏn.
•
General and administrative
. General and administrative expenses were US$128.9 million and US$132.6 million in 2019 and 2018, respectively. Such expenses primarily consist of payroll expenses, utilities, marketing and advertising costs, repairs and maintenance, legal and professional fees, and fees paid to the Master Service Providers for shared corporate services provided to non-gaming
departments. Expenses relating to services fee revenues are also included in the general and administrative expenses.
•
Pre-opening costs
.
Pre-opening
costs were US$2.6 million in 2019 as compared to US$4.6 million in 2018. Such costs primarily represent personnel, marketing and other costs incurred prior to the opening of new or start-up
operations.
Pre-opening
costs in 2019 and 2018 were both mainly related to the marketing of the stunt show Elēkrŏn.

•	Amortization of land use right . Amortization expenses for the land use right continued to be recognized on a straight-line basis at an annual rate of US$3.3 million in both 2019 and 2018.
•	Depreciation and amortization . Depreciation and amortization expenses increased by US$4.1 million, or 2.5%, to US$168.6 million in 2019 from US$164.6 million in 2018.
•
Property charges and other.
Property charges and other expenses of US$8.5 million in 2019 were primarily attributable to assets write-offs of US$7.6 million as a result of the remodeling of a non-gaming
attraction. Property charges and other expenses of US$4.5 million in 2018 were primarily attributable to a write-off of US$2.2 million in relation to the termination of a contract related to a non-gaming
attraction and US$2.0 million repairs and maintenance costs incurred as a result of Typhoon Hato and Typhoon Mangkhut.
Operating Income
As a result of the foregoing, we had an operating income of US$178.0 million in 2019, compared to an operating income of US$137.9 million in 2018.
Non-operating
Expenses, Net
Net
non-operating
expenses consisted of interest income, interest expenses, loan commitment fees, net foreign exchange (losses) gains, loss on extinguishment of debt, costs associated with debt modification and other non-operating
income (expenses), net. We incurred total net
non-operating
expenses of US$134.0 million in 2019, compared to US$158.1 million in 2018.
•
Interest expenses.
Interest expenses were US$132.3 million in 2019 and US$160.5 million in 2018. The decrease was primarily due to lower interest expenses with respect to the 2012 Notes, US$400.0 million in aggregate principal amount of which was redeemed in December 2018, with remaining outstanding amounts repaid in February and March of 2019, respectively, partially offset by the interest expenses relating to the 2019 Notes issued in February 2019.
•	Loan commitment fees . Loan commitment fees, which were associated with the 2016 Credit Facility, were US$0.4 million in both 2019 and 2018.
•
Loss on extinguishment of debt.
Loss on extinguishment of debt was US$3.0 million in 2019 and was associated with the early redemption of all remaining outstanding 2012 Notes which was refinanced by the issuance of the 2019 Notes. Loss on extinguishment of debt was US$2.5 million in 2018 and was associated with the early partial redemption of the 2012 Notes in December 2018.
•
Costs associated with debt modification.
Costs associated with debt modification was US$0.6 million in 2019 and was associated with the early redemption of all remaining outstanding 2012 Notes which were refinanced by the issuance of the 2019 Notes. No costs associated with debt modification were incurred in 2018.
Income (Loss) before Income Tax
As a result of the foregoing, we had an income before income tax of US$44.0 million in 2019, compared to a loss before income tax of US$20.2 million in 2018.
Income Tax Expense
Income tax expenses were US$0.4 million and US$0.5 million in 2019 and 2018, respectively, and were primarily attributable to deferred income tax expenses. The effective tax rates in 2019 and 2018 were 0.9% and (2.7)%, respectively. Our effective tax rates in 2019 and 2018 differed from the statutory Macau complementary tax rate of 12% primarily due to the effect of expired tax losses, the changes in valuation allowances and expenses for which no income tax benefit is receivable and certain of our profits were exempted from the Macau complementary tax. Our management currently does not expect to realize significant income tax benefits associated with net operating loss carry-forwards and other deferred tax assets generated by our Macau operations. However, to the extent that the financial results of our Macau operations improve and it becomes more likely than not that the deferred tax assets are realizable, we will reduce the valuation allowance related to the net operating losses and other deferred tax assets.
Net Income Attributable to Participation Interest
Our net income attributable to participation interest was US$10.1 million in 2019, compared to a net income attributable to participation interest of US$0.9 million in 2018.
Net Income (Loss) Attributable to Studio City International Holdings Limited
As a result of the foregoing, we had a net income attributable to Studio City International Holdings Limited of US$33.6 million in 2019, compared to a net loss attributable to Studio City International Holdings Limited of US$21.6 million in 2018.
Year Ended December 31, 2018 Compared to Year Ended December 31, 2017
Revenues
Our total operating revenues increased by US$31.4 million, or 5.8%, to US$571.2 million in 2018 from US$539.8 million in 2017. The increase in total operating revenues was primarily due to enhanced performance in the mass market table games and VIP rolling chip operations as a result of the continuous ramp-up
of Studio City. There was no material impact on our revenues in 2018 as a result of the adoption of the New Revenue Standard from January 1, 2018.
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
Studio City Casino generated gross gaming revenues of US$1,583.8 million and US$1,438.1 million in 2018 and 2017, respectively, before the deduction by the Gaming Operator of gaming taxes and the costs incurred in connection with its operation of Studio City Casino pursuant to the Services and Right to Use Arrangements.
Mass market table games revenue increased to US$868.5 million in 2018 from US$759.1 million in 2017 due to an increase in both mass market table games drop and mass market table games hold percentage. Mass market table games drop increased to US$3.27 billion in 2018 from US$2.91 billion in 2017. Mass market table games hold percentage also increased to 26.5% in 2018 from 26.1% in 2017.
Gaming machine revenue increased to US$83.9 million in 2018 from US$78.2 million in 2017 due to an increase in gaming machine handle to US$2.48 billion in 2018 from US$2.12 billion in 2017 despite a decrease in gaming machine win rate to 3.4% in 2018 from 3.7% in 2017. Average net win per gaming machine per day was US$240 and US$225 in 2018 and 2017, respectively.
Studio City Casino launched its VIP rolling chip operations in November 2016 with 33 VIP rolling chip tables and in June 2017 the number of VIP rolling chip tables subsequently increased to 45. VIP rolling chip revenue increased to US$631.4 million in 2018 from US$600.8 million in 2017 due to an increase in VIP rolling chip volume, partially offset by a decrease in VIP rolling chip win rate. VIP rolling chip volume increased to US$21.24 billion in 2018 from US$19.00 billion in 2017. VIP rolling chip win rate decreased to 2.97% in 2018 from 3.16% in 2017.
In 2018 and 2017, total gaming taxes and costs incurred in connection with the operation of Studio City Casino deducted from gross gaming revenues were US$1,243.9 million and US$1,142.5 million, respectively, which included (i) gaming taxes imposed on the gross gaming revenue of US$617.7 million and US$560.9 million, respectively; (ii) complimentary services provided by us to Studio City Casino’s gaming patrons of US$81.3 million and US$74.3 million, respectively; (iii) shared administrative services and shuttle bus transportation services provided by us to Studio City Casino of US$36.5 million and US$36.9 million, respectively and (iv) remaining costs of US$508.4 million and US$470.4 million, respectively, primarily representing gaming-related staff costs and other gaming-related costs, including costs related to VIP operations at Studio City Casino.
Revenues from the provision of gaming related services were US$339.9 million and US$295.6 million in 2018 and 2017, respectively. Revenues from the provision of gaming related services are net of gaming taxes and the costs incurred in connection with the operation of Studio City Casino deducted by the Gaming Operator pursuant to the Services and Right to Use Arrangements
•
Rooms.
We generate room revenues from Studio City hotel consisting of Celebrity Tower and all-suite
Star Tower. Our room revenues remained stable at US$88.3 million and US$88.7 million in 2018 and 2017, respectively. Studio City’s average daily rate, occupancy rate and REVPAR were US$138, 100% and US$138, respectively, in 2018, as compared to US$140, 99% and US$138, respectively, in 2017.
•
Food and beverage, entertainment, mall and retail and other
. Our revenues generated from food and beverage, entertainment, mall and retail and other decreased by US$11.7 million, or 10.1%, to US$103.8 million in 2018 from US$115.5 million in 2017. The decrease was primarily due to the closure of a non-gaming
attraction for remodeling in late 2017 and closure of certain retail shops for the expansion of the northeast entrance of Studio City in mid-2017.

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
•
Provision of gaming related services
. Provision of gaming related services expenses, which mainly represent (1) services fees for shared corporate services provided by the Master Service Providers pursuant to the Management and Shared Services Arrangements and (2) management payroll expenses, are relatively fixed in nature and amounted to US$20.3 million and US$24.0 million in 2018 and 2017, respectively.
•
Rooms
. Room expenses, which represent the costs of operating the hotel facilities and respective payroll expenses, remained stable at US$21.9 million and US$21.8 million in 2018 and 2017, respectively.
•
Food and beverage, entertainment, mall and retail and other
. Expenses related to food and beverage, entertainment, mall and retail and other, which primarily represent the costs of operating the respective non-gaming
services at Studio City and respective payroll expenses, amounted to US$81.7 million and US$84.5 million in 2018 and 2017, respectively.
•	General and administrative . General and administrative expenses were US$132.6 million and US$130.5 million in 2018 and 2017, respectively. Such expenses primarily consist of payroll expenses,

utilities, marketing and advertising costs, repairs and maintenance, legal and professional fees, and fees paid to the Master Service Providers for shared corporate services provided to non-gaming
departments. Expenses relating to services fee revenues are also included in the general and administrative expenses.
•
Pre-opening costs
.
Pre-opening
costs were US$4.6 million in 2018 as compared to US$0.1 million in 2017. Such costs primarily represent personnel, marketing and other costs incurred prior to the opening of new or start-up
operations. The higher
pre-opening
costs in 2018 was mainly related to the marketing of the stunt show Elēkrŏn.
•	Amortization of land use right . Amortization expenses for the land use right continued to be recognized on a straight-line basis at an annual rate of US$3.3 million in both 2018 and 2017.
•	Depreciation and amortization . Depreciation and amortization expenses decreased by US$8.4 million, or 4.9%, to US$164.6 million in 2018 from US$173.0 million in 2017.
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
non-operating
(expenses) income, net. We incurred total net
non-operating
expenses of US$158.1 million in 2018, compared to US$157.1 million in 2017.
•	Interest expenses . Interest expenses remained stable at US$160.5 million and US$159.9 million in 2018 and 2017, respectively.
•	Loan commitment fees . Loan commitment fees, which were associated with the 2016 Credit Facility, were US$0.4 million in both 2018 and 2017.
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
Income Tax (Expense) Credit
Income tax expenses was US$0.5 million and was primarily attributable to deferred income tax expense, compared to income tax credit of US$0.2 million in 2017, which was attributable to deferred income tax credit. The effective tax rates in 2018 and 2017 were (2.7)% and 0.3%, respectively. Our effective tax rates in 2018 and 2017 differed from the statutory Macau complementary tax rate of 12% primarily due to the effect of expenses for which no income tax benefits are receivable, the change in valuation allowances, expired tax losses and certain of our profits were exempted from the Macau complementary tax. Our management currently does not expect to realize significant income tax benefits associated with net operating loss carry-forwards and other deferred tax assets generated by our Macau operations. However, to the extent that the financial results of our Macau operations improve and it becomes more likely than not that the deferred tax assets are realizable, we will reduce the valuation allowance related to the net operating losses and other deferred tax assets.
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
Adjusted EBITDA
Our earnings before interest, taxes, depreciation, amortization, pre-opening
costs, property charges and other, other
non-operating
income and expenses, or Adjusted EBITDA, were US$361.0 million, US$314.8 million and US$279.1 million for the years ended December 31, 2019, 2018 and 2017, respectively.
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

Reconciliation of Net Income (Loss) Attributable to Studio City International Holdings Limited to Adjusted EBITDA

	Year Ended December 31,
	2019 (2)	2018 (3)	2017
	(in thousands of US$)
Net income (loss) attributable to Studio City International Holdings Limited	$33,564	$(21,598)	$(76,437)
Net income attributable to participation interest	10,065	853	—

Net income (loss)	43,629	(20,745)	(76,437)
Income tax expense (credit)	402	544	(239)
Interest and other non-operating expenses, net	133,965	158,063	157,126
Property charges and other	8,521	4,464	22,210
Depreciation and amortization	171,943	167,891	176,326
Pre-opening costs	2,567	4,550	116

Adjusted EBITDA	$361,027	$314,767	$279,102

Adjusted EBITDA margin (1)	57.6%	55.1%	51.7%

(1)	Adjusted EBITDA margin is calculated by dividing Adjusted EBITDA by total operating revenues.

(2)	We adopted the New Leases Standard on January 1, 2019 under the modified retrospective method. There was no material impact on our results of operations and Adjusted EBITDA in 2019 as a result of the adoption of the New Leases Standard.

(3)	We adopted the New Revenue Standard on January 1, 2018 under the modified retrospective method. There was no material impact on our results of operations and Adjusted EBITDA in 2018 as a result of the adoption of the New Revenue Standard.

The Adjusted EBITDA for Studio City in 2019, 2018 and 2017 referred to in Melco Resorts’ 2019 annual report on Form
20-F
were US$54.1 million, US$60.5 million and US$56.5 million more, respectively, than the Adjusted EBITDA of Studio City contained in this report. The Adjusted EBITDA of Studio City contained in this report includes certain intercompany charges that are not included in the Adjusted EBITDA for Studio City contained in such Melco Resorts’ annual report. Such intercompany charges include, among other items, fees and shared service charges billed between the Company and its subsidiaries and certain subsidiaries of Melco Resorts. Additionally, Adjusted EBITDA of Studio City included in such Melco Resorts’ annual report does not reflect certain costs related to the table games operations at Studio City Casino.
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

Allocations and Costs Recognized with the Services and Right to Use Arrangements and the Management and Shared Services Arrangements
Under the Services and Right to Use Arrangements, the Gaming Operator deducts gaming taxes and the costs of operation of Studio City Casino. We receive the residual gross gaming revenues and recognize these amounts as our revenues from provision of gaming related services.
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
We believe the costs incurred under the Services and Right to Use Arrangements and the allocation methods under the Management and Shared Services Arrangements are reasonable and the consolidated financial statements reflect our cost of doing business. However, such allocations may not be indicative of the actual expenses we would have incurred had we operated as an independent company for the periods presented. See a detailed discussion of services and related charges in Note 16 to the consolidated financial statements included elsewhere in this annual report.
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
We did not recognize any impairment loss in 2019 and 2018. We recognized impairment loss of US$19.6 million mainly due to reconfigurations and renovations at Studio City in 2017.
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
Revenues from provision of gaming related services represent revenues arising from the provision of facilities for the operations of Studio City Casino and services related thereto pursuant to the Services and Right to Use Arrangements, under which the Gaming Operator operates the Studio City Casino. The Gaming Operator deducts gaming taxes and the costs incurred in connection with the operations of Studio City Casino pursuant to the Services and Right to Use Arrangements, including the standalone selling prices of complimentary services within Studio City provided to the Studio City gaming patrons, from the Studio City Casino gross gaming revenues. We recognize the residual amount as revenues from provision of gaming related services. We have concluded that we are not the controlling entity to the arrangements and recognize the revenues from provision of gaming related services on a net basis.
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
Minimum operating and right to use fees, representing lease revenues, adjusted for contractual base fees and operating fees escalations, are included in mall revenues and are recognized over the terms of the related agreements on a straight-line basis.
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

Standard, replacing the previously used retail values. The
non-gaming
revenues associated with the provision of these complimentary services by us are measured on the same basis. This change impacts the amount of revenues from the provision of gaming related services received by us with corresponding changes to the non-gaming
revenues.

(2)	The New Revenue Standard changes the measurement basis for the non-discretionary
incentives (including the loyalty program) provided to Studio City Casino’s gaming patrons, as administered by the Gaming Operator, from previously used estimated costs to standalone selling prices. The non-discretionary
incentives are deducted from the gross gaming revenues by the Gaming Operator and impact the amount of revenues from provision of gaming related services received by us. Similarly, the redemption of the non-discretionary
incentives for
non-gaming
services provided by us are measured on the same basis. At the adoption date on January 1, 2018, we recognized an increase in the opening balance of accumulated losses of US$3.3 million with a corresponding decrease in amounts due from affiliated companies.

Income Tax
We recognize deferred income taxes for all significant temporary differences between the tax basis of assets and liabilities and their reported amounts in the consolidated financial statements. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities. As of December 31, 2019 and 2018, we recorded valuation allowances of US$63.9 million and US$58.3 million, respectively, as management believes that it is more likely than not that these deferred tax assets will not be realized. Our assessment considers, among other matters, the nature, frequency and severity of current and cumulative losses, forecasts of future profitability, and the duration of statutory carry-forward periods. To the extent that the financial results of our operations improve and it becomes more likely than not that the deferred tax assets are realizable, the valuation allowances will be reduced.
Recent Changes in Accounting Standards
See note 2 to the consolidated financial statements included elsewhere in this report for a discussion of recent changes in accounting standards.
B. LIQUIDITY AND CAPITAL RESOURCES
We have relied on, and intend to continue to rely on, our cash generated from our operations and our debt and equity financings to meet our financing or refinancing needs.
As of December 31, 2019, we recorded US$299.4 million in cash and cash equivalents. Further, the HK$233.0 million (equivalent to approximately US$29.9 million) revolving credit facility under the 2016 Credit Facility is available for future drawdown as of December 31, 2019, subject to certain conditions precedent.
As of December 31, 2019, restricted cash of US$27.9 million primarily represented the unspent cash from the capital injection for the remaining project for Studio City, which was restricted only for the initial development costs and other project costs of the remaining project of Studio City, and certain bank account balances required to be maintained in accordance with the 2016 Notes to serve the interest repayment obligations.
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
Cash Flows
The following table sets forth a summary of our cash flows for the years presented. The consolidated cash flows data for the year ended December 31, 2017 have been adjusted to reflect the retrospective adoption on January 1, 2018 of Accounting Standards Update
2016-18
Statement of Cash Flows (Topic 230): Restricted Cash (A Consensus of the FASB Emerging Issues Task Force
). As a result of the adoption, restricted cash is included with cash and cash equivalents in the beginning and ending balances, and the changes in restricted cash that were previously reported within net cash used in investing activities in the consolidated statements of cash flows have been eliminated.

	Year Ended December 31,
	2019	2018	2017
	(in thousands of US$)
Net cash provided by operating activities	$228,504	$139,518	$68,313
Net cash used in investing activities	(90,922)	(147,515)	(55,345)
Net cash (used in) provided by financing activities	(189,976)	5,152	(1,285)
Effect of foreign exchange on cash, cash equivalents and restricted cash	2,061	(2,519)	—

Net (decrease) increase in cash, cash equivalents and restricted cash	(50,333)	(5,364)	11,683
Cash, cash equivalents and restricted cash at beginning of year	377,565	382,929	371,246

Cash, cash equivalents and restricted cash at end of year	$327,232	$377,565	$382,929

Operating Activities
Operating cash flows are generally affected by changes in operating income and certain operating assets and liabilities, including the receivables related to the provision of gaming related services and hotel operations, as well as the non-gaming
business, including food and beverage, entertainment, mall, retail and other, which are conducted primarily on a cash basis.
We recorded net cash provided by operating activities of US$228.5 million in 2019, as compared to net cash provided by operating activities of US$139.5 million in 2018, due to the higher contribution of cash generated from operations of Studio City and decreased working capital for operations.
We recorded net cash provided by operating activities of US$139.5 million in 2018, as compared to net cash provided by operating activities of US$68.3 million in 2017, due to the higher contribution of cash generated from the improving operations of Studio City and decreased working capital for operations.

Investing Activities
Net cash used in investing activities was US$90.9 million in 2019, as compared to net cash used in investing activities of US$147.5 million in 2018. Net cash used in investing activities was US$55.3 million in 2017.
Net cash used in investing activities amounted to US$90.9 million in 2019, primarily attributable to capital expenditure payments of US$78.6 million and funds to an affiliated company of US$13.7 million.
Net cash used in investing activities amounted to US$147.5 million in 2018, attributable to (i) capital expenditure payments of US$153.2 million and (ii) funds to an affiliated company of US$13.4 million, partially offset by (iii) net withdrawal of bank deposits with original maturities over three months of US$9.9 million and (iv) proceeds from the sale of property and equipment and other long-term assets of US$9.2 million.
Net cash used in investing activities amounted to US$55.3 million in 2017, primarily attributable to (i) capital expenditure payments of US$43.8 million and (ii) the placement of bank deposits with original maturities over three months of US$9.9 million and (iii) funds to an affiliated company of US$2.8 million.
Our capital expenditures on an accrual basis amounted to US$74.1 million, US$67.0 million and US$35.7 million for the years ended December 31, 2019, 2018 and 2017, respectively, primarily for the construction, development and enhancement of Studio City. We will continue to make capital expenditures to meet the expected growth of our business and expect that cash generated from our operating and financing activities will meet our capital expenditure needs in the foreseeable future. We expect to incur significant capital expenditures for the development of the remaining land of Studio City. See “— Other Financing and Liquidity Matters” below for more information.
Financing Activities
Net cash used in financing activities was US$190.0 million in 2019, as compared to net cash provided by financing activities of US$5.2 million in 2018. Cash used in a financing activity was US$1.3 million in 2017.
Net cash used in financing activities was US$190.0 million in 2019, attributable to the full repayment of 2016 5.875% Notes of US$350.0 million upon maturity, the payment of the 2012 Notes Tender Offer of US$216.5 million in aggregate principal amount and the redemption of the remaining 2012 Notes of US$208.5 million in aggregate principal amount outstanding, partially offset by the proceeds from the issuance of the 2019 Notes of US$600.0 million.
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

Indebtedness
We enter into loan facilities and issue notes through our subsidiaries. The following table sets forth our gross indebtedness, before the reduction of debt issuance costs, as of December 31, 2019:

	Issuer	As of December 31, 2019
		(in thousands of US$)
2016 Credit Facility	Studio City Company	$128
2016 7.250% Notes	Studio City Company	850,000
2019 Notes	Studio City Finance	600,000

Total		$1,450,128

Major changes in our indebtedness during the year ended and subsequent to December 31, 2019 are summarized below.
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
On November 30, 2019, Studio City Company fully repaid the 2016 5.875% Notes upon its maturity with cash on hand.
For further details of the above indebtedness, see note 8 to the consolidated financial statements included elsewhere in this annual report, which includes information regarding the type of debt facilities used, the maturity profile of debt, the currency and interest rate structure, the charge on our assets and the nature and extent of any restrictions on our ability, and the ability of our subsidiaries, to transfer funds as cash dividends, loans or advances. See also “Item 5. Operating and Financial Review and Prospects — F. Tabular Disclosure of Contractual Obligations” for details of the maturity profile of debt and “Item 11. Quantitative and Qualitative Disclosures about Market Risk” for further understanding of our hedging of foreign exchange risk exposure.
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
As of December 31, 2019, we had capital commitments contracted for but not incurred for the construction and acquisition of property and equipment mainly for the development of remaining land at Studio City totaling US$481.4 million. In addition, we have contingent liabilities arising in the ordinary course of business. For further details for our commitments and contingencies, see note 15 to the consolidated financial statements included elsewhere in this annual report.
Each of Studio City Company and Studio City Finance has a corporate rating of
“BB-”
by Standard & Poor’s and a corporate rating of “B1” by Moody’s Investors Service, respectively. For future borrowings, any decrease in our corporate rating could result in an increase in borrowing costs.
Restrictions on Distributions
The Company is a holding company with no operations of its own. We conduct our operations through our subsidiaries. As a result, our ability to pay dividends depends upon dividends paid by our subsidiaries. Our subsidiaries have incurred debt on their own behalf and any of our newly formed subsidiaries may incur debt on their own behalf in the future and the instruments governing their debt have and may restrict their ability to pay dividends to us. For discussion on the ability of our subsidiaries to transfer funds to our Company in the form of cash dividends, loans or advances and the impact such restrictions have on our ability to meet our cash obligations, see “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Business — Certain covenants under our agreements governing our existing indebtedness restrict our ability to engage in certain transactions and may impair our ability to respond to changing business and economic conditions” and “Item 8. Financial Information — A. Consolidated Statements and Other Financial Information — Dividend Policy” and note 14 to the consolidated financial statements included elsewhere in this annual report.
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
D. TREND INFORMATION
The following trends and uncertainties may affect our operations and financial conditions:
•	The impact of the
Covid-19
outbreak, including its severity, magnitude and duration, and any recovery from such impact, which will be significantly affected by the duration of travel and visa restrictions and customer sentiment, including the length of time before customers will resume travelling and participating in entertainment and leisure activities at high-density venues, all of which are highly uncertain. The disruptions to our operations caused by the
Covid-19
outbreak have had a material effect on the Company’s financial condition, operations and prospects during the first quarter of 2020 and as such disruptions are ongoing, such material adverse effects will continue, and may worsen, beyond the first quarter of 2020.

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

•	The impact of new policies and legislation implemented by the Macau government, including travel and visa policies, anti-smoking legislation as well as policies relating to gaming table allocations and gaming machine requirements;

•	Greater regulatory scrutiny, including increased audits and inspections, in relation to movement of capital and anti-money laundering and other financial crime. Anti-money laundering, anti-bribery and corruption and sanctions and counter-terrorism financing laws and regulations have become increasingly complex and subject to greater regulatory scrutiny and supervision by regulators globally and may increase our compliance costs and any potential non-compliances
of such laws and regulations could have an adverse effect on our reputation, financial condition, results of operations or cash flows;

•	Enactment of new laws, or amendments to existing laws with more stringent requirements, in relation to personal data, including, among others, collection, use and/or transmission of personal data, and as to which there may be limited precedence on their interpretation and application, may increase operating costs and/or adversely impact our ability to market to our customers and guests. In addition, any non-compliance
with such laws may result in damage or reputation and/or subject us to lawsuits, fines and other penalties as well as restrictions on our use or transfer of data; and

•	Gaming promoters in Macau are experiencing increased regulatory scrutiny that has resulted in the cessation of business of certain gaming promoters, a trend which may affect Studio City Casino’s operations in a number of ways:

–	a concentration of gaming promoters may result in such gaming promoters having significant leverage and bargaining strength in negotiating agreements with gaming operators, which could result in gaming promoters negotiating changes to the Gaming Operator’s agreements with them or the loss of business to a competitor or the loss of certain relationships with gaming promoters, any of which may adversely affect our results of operations;

–	if any of Studio City Casino’s gaming promoters ceases business or fails to maintain the required standards of regulatory compliance, probity and integrity, their exposure to patron and other litigation and regulatory enforcement actions may increase, which in turn may expose us and the Gaming Operator to an increased risk for litigation, regulatory enforcement actions and damage to our reputations; and

–	since the Gaming Operator depends on gaming promoters for its VIP gaming revenue, difficulties in their operations may expose the Studio City Casino to higher operational risk to the extent Studio City Casino continues to conduct VIP rolling chip operations.

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
F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS
Our total long-term indebtedness and other contractual obligations as of December 31, 2019 are summarized below.

	Payments Due by Period
	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
	(in millions of US$)
Long-term debt obligations (1) :
2016 Credit Facility	$—	$0.1	$—	$—	$0.1
2016 7.250% Notes	—	850.0	—	—	850.0
2019 Notes	—	—	600.0	—	600.0
Fixed interest payments	105.1	143.5	48.4	—	297.0
Operating leases (2)	0.9	2.1	2.3	34.8	40.1
Construction costs and property and equipment retention payables	1.1	0.8	—	—	1.9
Other contractual commitments:
Construction costs and property and equipment acquisition commitments (3)	223.6	257.8	—	—	481.4

Total contractual obligations	$330.7	$1,254.3	$650.7	$34.8	$2,270.5

(1)	See note 8 to the consolidated financial statements included elsewhere in this annual report for further details on these debt facilities.

(2)	See note 9 to the consolidated financial statements included elsewhere in this annual report for further details on these lease liabilities.

(3)	See note 15(a) to the consolidated financial statements included elsewhere in this annual report for further details on construction costs and property and equipment acquisition commitments.

G. SAFE HARBOR
See “Special Note Regarding Forward-Looking Statements.”

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. DIRECTORS AND SENIOR MANAGEMENT
Directors and Executive Officers
The following table sets forth information regarding our directors and executive officers as of the date of this annual report on Form
20-F.

Directors and Executive Officers	Age	Position/Title
Lawrence Yau Lung Ho	43	Director
Evan Andrew Winkler	45	Director
Clarence Yuk Man Chung	57	Director
Geoffrey Stuart Davis	51	Director and Chief Financial Officer
Stephanie Cheung	57	Director
Akiko Takahashi	66	Director
David Anthony Reganato	40	Director
Timothy Paul Lavelle	35	Director
Dominique Mielle	51	Independent Director
Kevin F. Sullivan	67	Independent Director
Nigel Alan Dean	66	Independent Director
Geoffry Philip Andres	53	Property President

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
In recognition of Mr. Ho’s excellent directorship and entrepreneurial spirit, Institutional Investor honored him as the “Best CEO” in 2005. He was also granted the “5th China Enterprise Award for Creative Businessmen” by the China Marketing Association and China Enterprise News, “Leader of Tomorrow” by Hong Kong Tatler and the “Directors of the Year Award” by the Hong Kong Institute of Directors in 2005. In 2017, Mr. Ho was awarded the Medal of Merit—Tourism by the Macau SAR government for his significant contributions to tourism in the territory.
As a socially responsible young entrepreneur in Hong Kong, Mr. Ho was selected as one of the “Ten Outstanding Young Persons Selection 2006,” organized by Junior Chamber International Hong Kong. In 2007,

he was elected as a finalist in the “Best Chairman” category in the “Stevie International Business Awards” and one of the “100 Most Influential People across Asia Pacific” by Asiamoney magazine. In 2008, he was granted the “China Charity Award” by the Ministry of Civil Affairs of the People’s Republic of China. In 2009, Mr. Ho was selected as one of the “China Top Ten Financial and Intelligent Persons” judged by a panel led by the Beijing Cultural Development Study Institute and Fortune Times and was named “Young Entrepreneur of the Year” at Hong Kong’s first Asia Pacific Entrepreneurship Awards. Mr. Ho was selected by FinanceAsia magazine as one of the “Best CEOs in Hong Kong” for the fifth time in 2014 and was granted the “Leadership Gold Award” in the Business Awards of Macau in 2015. Mr. Ho has been honored as one of the recipients of the “Asian Corporate Director Recognition Awards” by Corporate Governance Asia magazine for eight consecutive years since 2012 and was awarded “Asia’s Best CEO” at the Asian Excellence Awards for the eighth time in 2019.
Mr. Ho graduated with a Bachelor of Arts degree in commerce from the University of Toronto, Canada, in June 1999 and was awarded the Honorary Doctor of Business Administration degree by Edinburgh Napier University, Scotland, in July 2009 for his contribution to business, education and the community in Hong Kong, Macau and China.
Mr. Evan Andrew Winkler
has been a member of our board of directors since August 2016. Mr. Winkler was also appointed as a director of Melco Resorts on August 3, 2016 and the president of Melco Resorts on September 4, 2019. Mr. Winkler has served as the managing director and the president of Melco International since August 2016 and May 2018, respectively, and a director of various subsidiaries of Melco International. Before joining Melco International, Mr. Winkler served as a managing director at Moelis & Company, a global investment bank. Prior to that, he was a managing director and co-head
of technology, media and telecommunications M&A at UBS Investment Bank. Mr. Winkler has extensive experience in providing senior level advisory services on mergers and acquisitions and other corporate finance initiatives, having spent nearly two decades working on Wall Street. He holds a bachelor’s degree in Economics from the University of Chicago.
Mr. Clarence Yuk Man Chung
has been a member of our board of directors since October 2018. Mr. Chung was appointed as a non-executive
director of Melco Resorts on November 21, 2006. Mr. Chung has also been an executive director of Melco International since May 2006, which he joined in December 2003. In addition, Mr. Chung has been the chairman and president of Melco Resorts and Entertainment (Philippines) Corporation, or MRP, since December 2012 and has also been appointed as a director of certain subsidiaries of Melco International and Melco Resorts incorporated in various jurisdictions. Before joining Melco International, Mr. Chung had been in the financial industry in various capacities as a chief financial officer, an investment banker and a merger and acquisition specialist. He was named one of the “Asian Gaming 50” for multiple years (including 2018) by Inside Asian Gaming magazine. Mr. Chung is a member of the Hong Kong Institute of Certified Public Accountants and the Institute of Chartered Accountants in England and Wales and obtained a master’s degree in business administration from the Kellogg School of Management at Northwestern University and The Hong Kong University of Science and Technology.
Mr. Geoffrey Stuart Davis
has been a member of our board of directors since October 2018 and has also been our chief financial officer since June 2019. Mr. Davis is the executive vice president and chief financial officer of Melco Resorts and he was appointed to this role in April 2011. Prior to that, he served as the deputy chief financial officer of Melco Resorts from August 2010 to March 2011 and senior vice president, corporate finance of Melco Resorts since 2007, when he joined Melco Resorts. In addition, Mr. Davis has been the chief financial officer of Melco International since December 2017 and a director of MRP since January 2018. Prior to joining Melco Resorts, Mr. Davis was a research analyst for Citigroup Investment Research, where he covered the U.S. gaming industry from 2001 to 2007. From 1996 to 2000, he held a number of positions at Hilton Hotels Corporation and Park Place Entertainment. Park Place was spun off from Hilton Hotels Corporation and subsequently renamed Caesars Entertainment. Mr. Davis has been a CFA charter holder since 2000 and obtained a bachelor of arts degree from Brown University.

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
Ms. Akiko Takahashi
has been a member of our board of directors since October 2018. Ms. Takahashi is the executive vice president and chief of staff to the president & chief executive officer of Melco Resorts and was appointed to this role in June 2019. Prior to that, she held the title of chief officer, human resources/corporate social responsibility from December 2008 and group human resources director of Melco Resorts from December 2006, when she joined Melco Resorts. Prior to joining Melco Resorts, Ms. Takahashi worked as a consultant in her own consultancy company from 2003 to 2006 where she conducted
“C-level”
executive searches for clients and assisted with brand/service culture alignment for a luxury hotel in New York City and where her last engagement prior to joining Melco Resorts was to lead the human resources integration for the largest international hospitality joint venture in Japan between InterContinental Hotels Group and ANA Hotels. She was the global group director of human resources for
Shangri-la
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
Mr. David Anthony Reganato
has been a member of our board of directors since March 2014. Mr. Reganato also serves on the boards of Codere S.A., Granite Broadcasting LLC, Rotech Healthcare, Inc. and Trident Topco LLC. Mr. Reganato is a Partner with Silver Point Capital, L.P., an investment advisor, which he joined in November 2002. Prior to Silver Point Capital, L.P., Mr. Reganato worked in the investment banking division of Morgan Stanley. Mr. Reganato earned his B.S. in Finance and Accounting from the Stern School of Business at New York University.
Mr. Timothy Paul Lavelle
has been a member of our board of directors since October 2018. Mr. Lavelle serves on the boards of Codere S.A., Rotech Healthcare Holdings, Inc. and Trident Topco LLC. Previously, Mr. Lavelle was a senior investment analyst with Silver Point Capital, L.P., an investment advisor, which he joined in August 2008. Prior to Silver Point Capital, L.P., Mr. Lavelle worked in the investment banking division of Credit Suisse. Mr. Lavelle graduated with his B.B.A. in Finance and Psychology from the University of Notre Dame.
Ms. Dominique Mielle
has been a member of our board of directors since October 2018. Ms. Mielle was a partner at Canyon Capital Advisors, LLC, or Canyon, from August 1998 to December 2017 where she primarily focused on the transportation, technology, retail and consumer products sectors, specialized in corporate and municipal bond securitizations and was responsible for all aspects of Canyon’s collateralized loan obligations business. Ms. Mielle has over 25 years of experience on Wall Street, investing in fixed income and leading capital structure optimizations and restructurings. She was named one of the “Top 50 Women in Hedge Funds” by Ernst & Young in 2017. Prior to joining Canyon in 1998, Ms. Mielle worked at Libra Investments, Inc. as an associate in the corporate finance department covering middle market companies. Prior to that, she worked at Lehman Brothers as an analyst in the Financial Institutions group, focusing on mergers and acquisitions. Ms. Mielle also serves on the board of directors of PG&E Corporation, Anworth Mortgage Asset Corporation and Tiptree Inc. Ms. Mielle graduated with an M.B.A. (Finance) from Stanford University and a Master in Management degree from Ecole des Hautes Etudes Commerciales in France (HEC Paris).

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
Executive Officer
Mr. Geoffry Philip Andres
has served as our property president since February 2018. Prior to Mr. Andres’ current position, Mr. Andres served as property president / chief operating officer of MRP from November 2015 to January 2018. Prior to joining MRP, Mr. Andres was the chief executive officer and executive director on the board of Aquis Entertainment Limited in Canberra, Australia, responsible for an existing casino and assisting with the development and acquisition of additional casinos. Prior to this position, from September 2011 until April 2015, Mr. Andres was senior vice president and general manager of Sands Macau, responsible for its overall operations, including a casino with 300 tables and 1,100 slot machines, six restaurants and a
289-room
hotel. From December 2010 to September 2011, Mr. Andres was vice-president, slots, for all of Sands China Limited, including The Venetian Macao, Sands Macao and The Plaza Macao, totaling 3,490 slot machines. Mr. Andres began his career with Harrah’s in 1988, and from June 2005 to December 2010, Mr. Andres was the vice president and general manager for Harrah’s
Ak-Chin
Casino Resort in Arizona. Mr. Andres graduated from the University of Nevada with a bachelor of science degree in business administration and a master’s degree in business administration.
B. COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS
In 2019, we paid an aggregate of US$2.4 million in cash and benefits to our directors and executive officers. We have not set aside or accrued any material amount to provide pension, retirement or other similar benefits to our directors and executive officers. None of the service agreements between us and our directors provide benefits upon termination of services.

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

In addition to our audit and risk committee, Ms. Mielle also serves on the audit committees of three other public companies. Our board has determined that such simultaneous service would not impair Ms. Mielle’s ability to effectively serve on our audit and risk committee.
Compensation Committee
Our compensation committee consists of Dominique Mielle, Kevin F. Sullivan, David Anthony Reganato and Nigel Alan Dean, and is chaired by Mr. Dean. Each of Dominique Mielle, Kevin F. Sullivan and Nigel Alan Dean satisfies the “independence” requirements of Section 303A of the New York Stock Exchange Listed Company Manual. Our compensation committee assists the board in discharging the responsibilities of the board relating to compensation of our directors and property president, including, among others, to design (in consultation with management), evaluate and approve the compensation for the property president and evaluate and recommend to our board for approval proposals related to directors’ compensation. Members of this committee are not prohibited from direct involvement in determining their own compensation.
Our property president may not be present at any compensation committee meeting during which his compensation is deliberated upon. The compensation committee will be responsible for, among other things:
•	overseeing the development and implementation of executive compensation programs in consultation with our management;

•	at least annually, making recommendations to our board with respect to the compensation arrangements for our independent directors, and approving compensation arrangements for our property president;

•	as applicable, reviewing and approving our incentive-compensation plans (if any) and equity grant (if any) under its share incentive plans (if any) and overseeing the administration of these plans and discharging any responsibilities imposed on the compensation committee by any of these plans;

•	reviewing and approving the compensation payable to our directors and property president in connection with any loss or termination of their office or appointment;

•	reviewing and approving any benefits in kind received by any director or property president where such benefits are not provided for under the relevant employment terms;

•	reviewing executive officer and director indemnification and insurance matters;

•	overseeing our regulatory compliance with respect to compensation matters, including our policies and restrictions on compensation plans and loans to officers;

•	together with the board, evaluating the performance of the compensation committee on an annual basis;

•	assessing the adequacy of the charter of the compensation committee; and

•	co-operating with the other board committees in any areas of overlapping responsibilities.

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

Employment Agreements
We have, through our subsidiary, entered into an employment agreement with our property president. Our property president is employed for a continuous term, unless either party gives prior notice to terminate such employment. We may terminate the employment for cause at any time by immediate notice and without remuneration for certain acts, including but not limited to the commitment of any serious breach, continued failure to perform duties and responsibilities, any serious criminal offense or habitual neglect of duties. Our property president may terminate his employment at any time with a six-month
prior written notice.

Our property president has agreed to hold, both during and after the employment agreement expires or is earlier terminated, in confidence and not to use or disclose to any person, firm or corporation, any confidential information. Our property president has also agreed to disclose to us all intellectual property rights created, generated, made, conceived, authored, developed or acquired during employment with us and to waive all moral rights and rights of a similar nature in which copyright may subsist, created by him during the period of employment with us. In addition, our property president has agreed not to, for a certain period following termination of his employment: (i) be engaged, concerned or interested in any capacity (other than as a passive investor of not more than 5% of the issued ordinary shares of any company listed on a recognized investment exchange) with any business carried on within, among others, Hong Kong, Macau and the Philippines similar to or in competition with any restricted business, (ii) solicit or seek or endeavor to entice away any business orders of customers or (iii) induce, solicit or entice or endeavor to induce, solicit or entice away, or offer employment or engagement to, certain employees.
Our chief financial officer provides services to us pursuant to the Management and Shared Services Arrangements.
D. EMPLOYEES
Staff
There were 4,485, 4,374 and 4,520 dedicated staff members as of December 31, 2019, 2018 and 2017, respectively, performing services solely at Studio City. The Gaming Operator is responsible for the hiring, managing and training of the gaming staff and deducts such costs relating to such gaming staff from Studio City Casino’s gross gaming revenue in accordance with the Services and Right to Use Arrangements. See “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions — Services and Right to Use Arrangements.” Under the Management and Shared Services Arrangements, the Master Service Providers, recruit, place, allocate, train, manage and supervise the staff who are solely dedicated to our property to perform corporate and administrative functions and carry out other non-gaming
 activities, and the relevant personnel costs are charged back to us. In addition, we receive certain centralized corporate and management services from the senior management and other shared service staff of the Master Service Providers who devote a portion of their time under the arrangements. See “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions — Management and Shared Services Arrangements.” The property president is employed by us. Our property president has oversight over all non-gaming
staff members solely dedicated to Studio City and exercises input over their performance, which enables us to effectively evaluate their performance and manage talent. Our chief financial officer has oversight over our expenses (including shared service related items), receipts and disbursements, record-keeping and financial reporting to management and facilitates in the financial budgeting process. The following table indicates the distribution of these staff by function pursuant to the Management and Shared Services Arrangements as of December 31, 2019:

Function	Number of Staff
Management, Administrative and Finance	15
Gaming	1,899
Hotel	744
Food and Beverage	937
Property Operations	182
Entertainment and Projects	136
Marketing	185
Others	387

Total	4,485

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

E. SHARE OWNERSHIP
Share Ownership of Directors and Members of Senior Management
The following table sets forth the beneficial interest of each director and executive officer in our ordinary shares as of March 27, 2020.

	Number of Class A ordinary shares	Number of Class B ordinary shares	Approximate percentage of voting power (1)
Directors and Executive Officers:
Lawrence Yau Lung Ho (2)	170,834,928	—	54.3%
Evan Andrew Winkler	—	—	—
Clarence Yuk Man Chung	*	—	*
Geoffrey Stuart Davis	—	—	—
Stephanie Cheung	—	—	—
Akiko Takahashi	—	—	—
David Anthony Reganato	—	—	—
Timothy Paul Lavelle	—	—	—
Dominique Mielle	—	—	—
Kevin F. Sullivan	*	—	*
Nigel Alan Dean	—	—	—
Geoffry Philip Andres	—	—	—
Directors and executive officers as a group	170,859,860	—	54.4%

*	Represents less than 1% of our total outstanding shares.

(1)	Percentage of voting power represents percentage of voting interest of our Class A ordinary shares and Class B ordinary shares voting together as a single class. Class B ordinary share have no economic rights. Percentage of voting power of each director and executive officer is calculated by dividing the number of Class A ordinary shares and Class B ordinary shares beneficially owned by such person or group, including shares that such person or group has the right to acquire within 60 days after March 27, 2020, by the sum of (i) 314,329,776 which is the total number of Class A ordinary shares and Class B ordinary shares outstanding as of March 27, 2020, and (ii) the number of Class A ordinary shares and Class B ordinary shares that such person or group has the right to acquire beneficial ownership within 60 days of March 27, 2020.

(2)	Represents 108,767,640 Class A ordinary shares and 15,330,000 ADSs (representing 61,320,000 Class A ordinary shares) held by MCO Cotai and 747,288 Class A ordinary shares held by Melco International, among which include 118 ADSs (representing 472 Class A ordinary shares) held by agents on its behalf. Mr. Ho holds approximately 55.52% of the total issued shares of Melco International, including beneficial interest, interest of his controlled corporations, interest of his spouse and interest of a trust in which he is one of the beneficiaries and taken to have interest by virtue of the Securities and Futures Ordinance (Chapter 571, the Laws of Hong Kong). See “Item 7. Major Shareholders and Related Party Transactions – A. Major Shareholders.”

None of our directors or executive officers who are shareholders have different voting rights from other shareholders of our Company.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. MAJOR SHAREHOLDERS
The following table sets forth the beneficial ownership of our ordinary shares as of March 27, 2020 by all persons who are known to us to be the beneficial owners of 5% or more of our share capital.

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

(3)	Represents 72,511,760 Class B ordinary shares, constituting 100.0% of outstanding Class B ordinary shares, directly held by New Cotai, which is a Delaware limited liability company, and, as of February 26, 2020, 41,622,800 Class A ordinary shares, constituting 17.2% of outstanding Class A ordinary shares, held by certain affiliates of New Cotai in the form of ADSs. Subject to the terms of the exchange arrangements described in “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions —
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

The registered address of New Cotai is Two Greenwich Plaza, Greenwich, CT 06830. The address of the principal business office of Silver Point Capital, L.P., Mr. Mulé and Mr. O’Shea is Two Greenwich Plaza, Greenwich, CT 06830.

As of December 31, 2019, a total of 314,329,776 Class A ordinary shares and Class B ordinary shares were outstanding, of which 132,303,560 Class A ordinary shares were registered in the name of a nominee of Deutsche Bank Trust Company Americas, the depositary under the deposit agreement. Other than as described in this annual report, we have no further information as to shares held, or beneficially owned, by U.S. persons. Since the completion of our initial public offering in October 2018, all ordinary shares underlying the ADSs have been held in Hong Kong by the custodian, Deutsche Bank AG, Hong Kong Branch, on behalf of the depositary.
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
See “Item 4. Information on the Company — C. Organizational Structure” for our current corporate structure.
B. RELATED PARTY TRANSACTIONS
For a discussion of significant related party transactions we entered into during the years ended December 31, 2019, 2018 and 2017, see note 16 to the consolidated financial statements included elsewhere in this annual report.
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

Participation Agreement
As part of the Organizational Transactions, we, MSC Cotai and New Cotai entered into the participation agreement, or the Participation Agreement, pursuant to which MSC Cotai granted a participation interest, or the Participation Interest, to New Cotai (as the sole initial holder of the Participation Interest). Pursuant to the terms of the Participation Agreement, New Cotai or any permitted transferees to whom all or part of the Participation Interest may be transferred (collectively referred to as the Participants) are entitled to receive from MSC Cotai a ratable proportionate amount of the distributions and dividends paid by MSC Cotai to the Company. The Participation Agreement also provides that the Participants are entitled to exchange all or a portion of its Participation Interest, along with the deemed surrender and automatic cancelation of a corresponding number of Class B ordinary shares, for the ratable number of Class A ordinary shares.
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
In 2019, 2018 and 2017, total gaming taxes and costs incurred in connection with the operation of Studio City Casino deducted from gross gaming revenues were US$1,038.5 million, US$1,243.9 million and US$1,142.5 million, respectively. Revenues from the provision of gaming related services were US$393.5 million, US$339.9 million and US$295.6 million in 2019, 2018 and 2017, respectively. Revenues from the provision of gaming related services are net of gaming taxes and the costs incurred in connection with the operation of Studio City Casino deducted by the Gaming Operator pursuant to the Services and Right to Use Arrangements.
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
Under the Services and Right to Use Arrangements, Studio City Entertainment allows the Gaming Operator to use and occupy Studio City Casino for purposes of managing all day-to-day
 operations, and the Gaming Operator provides the necessary security and develops and implements all systems and controls necessary for Studio City Casino. The Gaming Operator also recruits all casino staff, including dealers, cashiers, security and surveillance personnel and managers. The Gaming Operator will deduct gaming taxes and costs incurred in connection with its operation of Studio City Casino. Studio City Entertainment receives the residual gross gaming revenues and recognizes these amounts as our revenues from provision of gaming related services.

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
In November 2016, pursuant to a request we made under the Services and Right to Use Agreement, the Gaming Operator commenced the operation of VIP tables at Studio City Casino. The Gaming Operator will continue VIP rolling chip operations at the Studio City Casino until January 15, 2021, subject to early termination with 30 days’ prior notice by either Studio City Entertainment or the Gaming Operator.
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
Legal and Administrative Proceedings
From time to time, we may become subject to legal and administrative proceedings, investigations and claims incidental to, or arising out of, the ordinary course of our business, including but not limited to, the construction, renovation, licensing or operation of non-gaming
premises which may, from time to time, involve closure or suspension of operations or construction works while administrative proceedings are pending. We are not currently a party to, nor are we aware of, any material legal or administrative proceeding, investigation or claim which, in the opinion of our management, individually or in the aggregate, is likely to have a significant effect on our business, financial condition or results of operations. We may also from time to time initiate legal proceedings to protect our rights and interests.
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
In addition, the respective indentures governing our existing notes including the agreement for the 2016 Credit Facility, the 2016 7.250% Notes and the 2019 Notes contain certain covenants that, subject to certain exceptions and conditions, restrict the payment of dividends by some of our subsidiaries. See “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources — Restrictions on Distributions.”
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
20-F.
D. EXCHANGE CONTROLS
With regard to our operations in Macau, no foreign exchange controls exist in Macau and Hong Kong and there is a free flow of capital into and out of Macau and Hong Kong. There are no restrictions on remittances of H.K. dollar or any other currency from Macau and Hong Kong to persons not resident in Macau and Hong Kong for the purpose of paying dividends or otherwise. No foreign exchange controls exist in the Cayman Islands.

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
Passive Foreign Investment Company
Based on the value of our assets and the composition of our income and assets, we do not believe we were a PFIC for our taxable year ended December 31, 2019. However, the determination of PFIC status involves extensive factual investigation, including ascertaining the fair market value of all of our assets on a quarterly basis and the character of each item of income that we earn, and is subject to uncertainty in several respects. Changes in the composition of our income or assets or the value of our assets may cause us to become a PFIC. The determination of the value of our assets may depend in part upon the value of our goodwill not reflected on our balance sheet (which may depend upon the market value of the ADSs from time to time, which may be volatile). Accordingly, we cannot assure you that we will not be a PFIC for our current taxable year ending December 31, 2020, or for any future taxable year. Our United States tax counsel therefore expresses no opinion with respect to our PFIC status for any taxable year or our beliefs and expectations relating to such status set forth in this discussion.
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
Information with Respect to Foreign Financial Assets
United States Holders who are individuals (and certain entities closely held by individuals) generally will be required to report our name, address and such information relating to an interest in the ADSs as is necessary to identify the class or issue of which the ADSs are a part. These requirements are subject to exceptions, including an exception for ADSs held in accounts maintained by certain financial institutions and an exception applicable if the aggregate value of all “specified foreign financial assets” (as defined in the Code) does not exceed US$50,000.
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
Copies of reports and other information, when so filed, may be inspected without charge at the SEC’s Public Reference Room at 100 F Street, N.E., Washington D.C. 20549. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a web site at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system.

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
In accordance with NYSE Rule 203.01, we will post this annual report on our website
www.studiocity-macau.com
. In addition, we will provide hardcopies of our annual report to shareholders, including ADS holders, free of charge upon request.
I. SUBSIDIARY INFORMATION
Not applicable.
ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
Market risk is the risk of losses arising from adverse changes in market rates and prices, such as interest rates, foreign currency exchange rates and commodity prices. We believe our and our subsidiaries’ primary exposure to market risk will be foreign exchange risk associated with our operations.
Foreign Exchange Risk
Our exposure to foreign exchange rate risk is associated with the currency of our operations and the presentation of our consolidated financial statements in U.S. Dollars. The majority of our revenues are denominated in Hong Kong Dollars, since the Hong Kong Dollar is the predominant currency used in Macau and is often used interchangeably with Patacas, while our expenses are denominated predominantly in Patacas and Hong Kong Dollars. A significant portion of our indebtedness as a result of the 2016 Notes and the 2019 Notes and the costs associated with servicing and repaying such debts are denominated in U.S. Dollars. In addition, the 2016 Credit Facility and the costs associated with servicing and repaying such debt are denominated in Hong Kong Dollars. The Hong Kong Dollar is pegged to the U.S. Dollar within a narrow range and the Pataca is in turn pegged to the Hong Kong Dollar, and the exchange rates between these currencies have remained relatively stable over the past several years. However, we cannot assure you that the current peg or linkages between the U.S. Dollar, Hong Kong Dollar and Pataca will not be de-pegged,
de-linked
or modified and subjected to fluctuation as such exchange rates may be affected by, among other things, changes in political and economic conditions.
Major currencies in which our cash and bank balances (including restricted cash) were held as of December 31, 2019 included U.S. Dollars, Hong Kong Dollars and Patacas. Based on the cash and bank balances as of December 31, 2019, an assumed 1% change in the exchange rates between currencies other than U.S. Dollars against the U.S. Dollar would cause a maximum foreign transaction gain or loss of approximately US$3.0 million for the year ended December 31, 2019.
To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk.
Inflation Risk
We generated all of our revenues from our operations in Macau in 2019, 2018 and 2017. Inflation did not have a material impact on our results of operations. According to the Statistics and Census Services of the

Macau government, inflation as measured by the consumer price index in Macau was 2.75%, 3.01% and 1.23% in 2019, 2018 and 2017, respectively. Although we have not been materially affected by inflation since our inception, we can provide no assurance that we will not be affected in the future by higher rates of inflation in Macau.
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
In 2019, we did not receive any fees or other payments from the depositary.

PART II
ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
None.
ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
See “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions — Pre-IPO Organizational Transactions.”
ITEM 15.	CONTROLS AND PROCEDURES
Disclosure Controls and Procedures
As of the end of the period covered by this annual report, our management, with the participation of our property president and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures within the meaning of Rules
 13a-15(e)
 and
15d-15(e)
of the Exchange Act. In designing and evaluating the disclosure controls and procedures, it should be noted that any controls and procedures, no matter how well designed and operated, can only provide reasonable, but not absolute, assurance of achieving the desired control objectives and management is required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based upon that evaluation, our property president and chief financial officer have concluded that, as of the end of the period covered by this annual report, our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time period specified in the SEC’s rules and forms, and accumulated and communicated to our management, including our property president and chief financial officer, to allow timely decisions regarding required disclosure.
Management’s Annual Report on Internal Control Over Financial Reporting
Our Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules
 13a-15(f)
 and
 15d-15(f)
 of the Exchange Act.
Our Company’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Our Company’s internal control over financial reporting includes those policies and procedures that:
(1)	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our Company’s assets;
(2)	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles and that our Company’s receipts and expenditures are being made only in accordance with authorizations of its management and directors; and
(3)	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our Company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our Company’s management assessed the effectiveness of our Company’s internal control over financial reporting as of December 31, 2019. In making this assessment, our Company’s management used the framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission in
 Internal Control — Integrated Framework (2013)
.
Based on this assessment, management concluded that, as of December 31, 2019, our Company’s internal control over financial reporting is effective based on the framework set forth by Committee of Sponsoring Organizations of the Treadway Commission in
 Internal Control — Integrated Framework (2013)
.
Attestation Report of the Registered Public Accounting Firm
The effectiveness of our Company’s internal control over financial reporting as of December 31, 2019, has been audited by Ernst & Young, an independent registered public accounting firm, as stated in their report which appears herein.
Changes in Internal Controls Over Financial Reporting
There were no changes in our Company’s internal control over financial reporting (as such term is defined in Rules
 13a-15(f)
and
15d-15(f)
under the Exchange Act) during the year ended December 31, 2019 that have materially affected, or are reasonably likely to materially affect, our Company’s internal control over financial reporting.
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
Our board has adopted a code of business conduct and ethics that applies to our directors, officers, employees and agents, including our Property President, Chief Financial Officer and any other persons who perform similar functions for us. We have posted our current code of business conduct and ethics on our website at
www.studiocity-macau.com
. We hereby undertake to provide to any person without charge, a copy of our code of business conduct and ethics within ten working days after we receive such person’s written request.
ITEM	16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by our principal external auditors, for the years indicated. We did not pay any other fees to our auditor during the years indicated below.

	Year Ended December 31,
	2019	2018
	(In thousands of US$)
Audit fees (1)	$591	$481
Audit-related fees (2)	—	270
Tax fees (3)	—	24
All other fees	—	—
(1)	“Audit fees” means the aggregate fees in each of the fiscal years indicated for our calendar year audits.

(2)	“Audit-related fees” include the aggregate fees for professional services provided in connection with our registration statement on Form
F-1
for our initial public offering and the issuance of the 2019 Notes.
(3)	“Tax fees” include fees billed for tax consultations.
The policy of our audit and risk committee is to
 pre-approve
 all audit and
 non-audit
 services provided by our independent registered public accounting firm, including audit services, audit-related services, tax services and other services, other than those for de minimis
 services which are approved by our audit and risk committee prior to the completion of the audit.
For the years ended December 31, 2019 and 2018, none of the total audit-related, tax and all other fees as described above were approved by our audit and risk committee pursuant to paragraph (c)(7)(i)(C) of Rule
 2-01
 of Regulation
S-X.
ITEM	16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
Not applicable.
ITEM	16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
No purchase of equity security in the Company was made by or on behalf of the Company or any affiliated purchaser in the fiscal year ended December 31, 2019.
ITEM	16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT
Not applicable.
ITEM	16G. CORPORATE GOVERNANCE
NYSE Rule 303A.00 permits foreign private issuers like us to follow “home country practice” in certain corporate governance matters. For example, NYSE Rule 303A.01 generally requires that a majority of an issuer’s board of directors must consist of independent directors. In addition, NYSE Rules 303A.04 and 303A.05, respectively, generally require that an issuer’s nominating and corporate governance committee and compensation committee must consist entirely of independent directors. We rely on this “home country practice” exception and do not have a majority of independent directors serving on our board and also do not have a nominating and corporate governance committee or compensation committee consisting entirely of independent directors. We also rely on this “home country practice” exception in relation to certain responsibilities of the compensation committee set forth in NYSE Rule 303A.05.
ITEM	16H. MINE SAFETY DISCLOSURE
Not applicable.
PART III
ITEM 17.	FINANCIAL STATEMENTS
We have elected to provide financial statements pursuant to Item 18.
ITEM 18.	FINANCIAL STATEMENTS
The consolidated financial statements of Studio City International Holdings Limited and its subsidiaries are included at the end of this annual report.

ITEM 19.	EXHIBITS

Exhibit Number	Description of Document

1.1
Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated by reference to Exhibit 1.1 from our annual report on Form 20-F for the fiscal year ended December 31, 2018 (File No. 001-38699), filed with the SEC on March 29, 2019)

1.2
Memorandum and Articles of Association of MSC Cotai Limited (incorporated by reference to Exhibit 1.2 from our annual report on Form 20-F for the fiscal year ended December 31, 2018 (File No. 001-38699), filed with the SEC on March 29, 2019)

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

2.9
Second Supplemental Indenture relating to 7.250% senior secured notes due 2021 and dated July 30, 2018, among Studio City (HK) Two Limited, as a new guarantor, Studio City Company Limited, Studio City Investments Limited, as parent guarantor, the subsidiary guarantors parties thereto and Deutsche Bank Trust Company Americas, as the trustee (incorporated herein by reference to Exhibit 4.14 from our registration statement on Form F-1 (File No. 333-227232), as amended, initially filed with the SEC on September 7, 2018)

2.10
Amended and Restated Credit Agreement relating to HK$233 million revolving credit facility and HK$1 million term loan facility dated November 23, 2016, among Studio City Company Limited and certain of its subsidiaries and affiliates with Bank of China Limited, Macau Branch, among others (incorporated herein by reference to Exhibit 4.15 from our registration statement on Form F-1 (File No. 333-227232), as amended, initially filed with the SEC on September 7, 2018)

2.11
Intercreditor Agreement dated December 1, 2016, among Studio City Company Limited, the guarantors of the 5.875% senior secured notes due 2019 and 7.250% senior secured notes due 2021, the lenders and agent for Studio City Company Limited’s HK$233 million revolving credit facility and HK$1 million term loan facility, the security agent and intercreditor agent named therein, among others (incorporated herein by reference to Exhibit 4.16 from our registration statement on Form F-1 (File No. 333-227232), as amended, initially filed with the SEC on September 7, 2018)

2.12
Amended and Restated Shareholders’ Agreement, among MCO Cotai Investments Limited, New Cotai, LLC, Melco Resorts & Entertainment Limited and the Registrant (incorporated by reference to Exhibit 2.12 from our annual report on Form 20-F for the fiscal year ended December 31, 2018 (File No. 001-38699), filed with the SEC on March 29, 2019)

2.13
Amended and Restated Registration Rights Agreement, between New Cotai, LLC and the Registrant (form of which is incorporated herein by reference to Exhibit 10.5 from our registration statement on Form F-1 (File No. 333-227232), as amended, initially filed with the SEC on September 7, 2018)

2.14
Subscription Agreement between Melco International Development Limited and the Registrant (incorporated by reference to Exhibit 2.14 from our annual report on Form 20-F for the fiscal year ended December 31, 2018 (File No. 001-38699), filed with the SEC on March 29, 2019)

2.15
Indenture relating to 7.250% senior notes due 2024 and dated February 11, 2019, among Studio City Finance Limited, as issuer, the subsidiary guarantors parties thereto, and Deutsche Bank Trust Company Americas, as trustee (incorporated by reference to Exhibit 2.15 from our annual report on Form 20-F for the fiscal year ended December 31, 2018 (File No. 001-38699), filed with the SEC on March 29, 2019)

2.16*	Description of Registrant’s Securities

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

4.12
Work Agreement No. 5 dated December 21, 2015, related to limousine transportation services among Studio City Hotels Limited and other subsidiaries and affiliates of the Registrant (incorporated herein by reference to Exhibit 10.15 from our registration statement on Form F-1 (File No. 333-227232), as amended, initially filed with the SEC on September 7, 2018)

4.13
Work Agreement No. 6 dated December 21, 2015, related to aviation services among Studio City Entertainment Limited and other subsidiaries and affiliates of the Registrant (incorporated herein by reference to Exhibit 10.16 from our registration statement on Form F-1 (File No. 333-227232), as amended, initially filed with the SEC on September 7, 2018)

4.14
Work Agreement No. 7 dated December 21, 2015, related to collection and payment services among Studio City Entertainment Limited and other subsidiaries and affiliates of the Registrant (incorporated herein by reference to Exhibit 10.17 from our registration statement on Form F-1 (File No. 333-227232), as amended, initially filed with the SEC on September 7, 2018)

4.15
Work Agreement No. 8 dated December 21, 2015, related to limousine transportation services among Studio City Hotels Limited and other subsidiaries and affiliates of the Registrant (incorporated herein by reference to Exhibit 10.18 from our registration statement on Form F-1 (File No. 333-227232), as amended, initially filed with the SEC on September 7, 2018)

4.16
English Translation of the Order of Secretary for Public Works and Transportation published in Macau Official Gazette No. 100/2001 dated October 9, 2001, in relation to the Studio City Land Concession (incorporated herein by reference to Exhibit 10.19 from our registration statement on Form F-1 (File No. 333-227232), as amended, initially filed with the SEC on September 7, 2018)

4.17
English Translation of the amended Order of Secretary for Public Works and Transportation published in Macau Official Gazette No. 31/2012 dated July 19, 2012, in relation to the Studio City Land Concession (incorporated herein by reference to Exhibit 10.20 from our registration statement on Form F-1 (File No. 333-227232), as amended, initially filed with the SEC on September 7, 2018)

4.18
English Translation of the amended Order of Secretary for Public Works and Transportation published in Macau Official Gazette No. 92/2015 dated September 10, 2015, in relation to the Studio City Land Concession (incorporated herein by reference to Exhibit 10.21 from our registration statement on Form F-1 (File No. 333-227232), as amended, initially filed with the SEC on September 7, 2018)

4.19
Participation Agreement among MSC Cotai Limited, New Cotai, LLC and the Registrant (form of which is incorporated herein by reference to Exhibit 10.22 from our registration statement on Form F-1 (File No. 333-227232), as amended, initially filed with the SEC on September 7, 2018)

4.20
Implementation Agreement among MCO Cotai Investments Limited, New Cotai, LLC, Melco Resorts & Entertainment Limited and the Registrant (form of which is incorporated herein by reference to Exhibit 10.23 from our registration statement on Form F-1 (File No. 333-227232), as amended, initially filed with the SEC on September 7, 2018)

4.21
Underwriting Agreement, dated October 17, 2018, among the Registrant, Deutsche Bank Securities Inc., Credit Suisse Securities (USA) LLC and Morgan Stanley & Co. International plc as underwriters (incorporated by reference to Exhibit 4.21 from our annual report on Form 20-F for the fiscal year ended December 31, 2018 (File No. 001-38699), filed with the SEC on March 29, 2019)

Exhibit Number	Description of Document

4.22
Purchase Agreement, dated January 29, 2019, among Studio City Finance Limited, the subsidiary guarantors as specified therein, Deutsche Bank AG, Singapore Branch, Australia and New Zealand Banking Group Limited, Bank of Communications Co., Ltd. Macau Branch, BOCI Asia Limited, Industrial and Commercial Bank of China (Asia) Limited, ICBC (Macau) Capital Limited and Mizuho Securities Asia Limited regarding the 7.250% Senior Notes due 2024 (incorporated by reference to Exhibit 4.22 from our annual report on Form 20-F for the fiscal year ended December 31, 2018 (File No. 001-38699), filed with the SEC on March 29, 2019)

8.1*	Significant Subsidiaries of the Registrant

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

101.INS*	Inline XBRL Instance Document-this instance document does not appear in the Interactive Data file because its XBRL tags are not embedded within the Inline XBRL document

101.SCH*	Inline XBRL Taxonomy Extension Schema Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Furnished with this annual report on Form 20-F.

†	Previously filed with the Registration Statement on Form F-6 (File No. 333-227759), dated October 9, 2018, and incorporated herein by reference.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form
 20-F
and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

STUDIO CITY INTERNATIONAL HOLDINGS LIMITED

Date: March 31, 2020	By:	/s/ Geoffry Philip Andres
Name: Geoffry Philip Andres
Title: Property President

STUDIO CITY INTERNATIONAL HOLDINGS LIMITED
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017

Page

Report of Independent Registered Public Accounting Firm	F- 2

Report of Independent Registered Public Accounting Firm	F- 3

Consolidated Balance Sheets as of December 31, 2019 and 2018	F- 4

Consolidated Statements of Operations for the years ended December 31, 2019, 2018 and 2017	F- 6

Consolidated Statements of Comprehensive Income (Loss) for the years ended December 31, 2019, 2018 and 2017	F- 8

Consolidated Statements of Shareholders’ Equity for the years ended December 31, 2019, 2018 and 2017	F- 9

Consolidated Statements of Cash Flows for the years ended December 31, 2019, 2018 and 2017	F- 10

Notes to Consolidated Financial Statements for the years ended December 31, 2019, 2018 and 2017	F- 12

Schedule 1 – Studio City International Holdings Limited Condensed Financial Statements as of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017	F- 40

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and the Board of Directors of Studio City International Holdings Limited
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Studio City International Holdings Limited (the Company) as of December 31, 2019 and 2018, the related consolidated statements of operations, comprehensive income (loss), shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2019, and the related notes and the financial statement schedule included in Schedule 1 (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019, in conformity with U.S. generally accepted accounting principles.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated March 31, 2020 expressed an unqualified opinion thereon.
Adoption of New Accounting Standards
As discussed in Note 2 to the consolidated financial statements, the Company changed its method for accounting for leases using the modified retrospective approach in the year ended December 31, 2019 and its method for accounting for revenue from contracts with customers using the modified retrospective approach in the year ended December 31, 2018.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
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
March 31, 2020

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and the Board of Directors of Studio City International Holdings Limited
Opinion on Internal Control over Financial Reporting
We have audited Studio City International Holdings Limited’s internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Studio City International Holdings Limited (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019, based on the COSO criteria.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2019 and 2018, the related consolidated statements of operations, comprehensive income (loss), shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2019, and the related notes and the financial statement schedule included in Schedule 1 and our report dated March 31, 2020 expressed an unqualified opinion thereon.
Basis for Opinion
The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.
Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
Definition and Limitations of Internal Control Over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
/s/ Ernst & Young
Hong Kong
March 31, 2020

STUDIO CITY INTERNATIONAL HOLDINGS LIMITED
CONSOLIDATED BALANCE SHEETS
(In thousands of U.S. dollars, except share and per share data)

	December 31,
	2019	2018
ASSETS

CURRENT ASSETS
Cash and cash equivalents	$299,367	$345,854
Restricted cash	27,735	31,582
Accounts receivable, net	1,397	1,712
Amounts due from affiliated companies	61,990	42,339
Inventories	9,763	9,904
Prepaid expenses and other current assets	14,188	27,650

Total current assets	414,440	459,041

PROPERTY AND EQUIPMENT, NET	2,107,457	2,175,858

LONG-TERM PREPAYMENTS, DEPOSITS AND OTHER ASSETS	57,087	45,766

RESTRICTED CASH	130	129

OPERATING LEASE RIGHT-OF-USE ASSETS	14,238	—

LAND USE RIGHT, NET	118,888	121,544

TOTAL ASSETS	$2,712,240	$2,802,338

LIABILITIES, SHAREHOLDERS’ EQUITY AND PARTICIPATION INTEREST

CURRENT LIABILITIES
Accounts payable	$3,337	$6,421
Accrued expenses and other current liabilities	82,553	62,825
Income tax payable	33	33
Current portion of long-term debt, net	—	347,740
Amounts due to affiliated companies	14,248	21,953

Total current liabilities	100,171	438,972

LONG-TERM DEBT, NET	1,435,088	1,261,904

OTHER LONG-TERM LIABILITIES	3,149	4,017

DEFERRED TAX LIABILITIES	1,453	1,044

OPERATING LEASE LIABILITIES, NON-CURRENT	13,720	—

TOTAL LIABILITIES	$1,553,581	$1,705,937

COMMITMENTS AND CONTINGENCIES (Note 15 )

STUDIO CITY INTERNATIONAL HOLDINGS LIMITED
CONSOLIDATED BALANCE SHEETS - continued
(In thousands of U.S. dollars, except share and per share data)

	December 31,
	2019	2018
SHAREHOLDERS’ EQUITY AND PARTICIPATION INTEREST
Class A ordinary shares, par value $0.0001; 1,927,488,240 shares authorized; 241,818,016 shares issued and outstanding	$24	$24
Class B ordinary shares, par value $0.0001; 72,511,760 shares authorized; 72,511,760 shares issued and outstanding	7	7
Additional paid-in capital	1,655,602	1,655,602
Accumulated other comprehensive income (loss)	269	(14,063)
Accumulated losses	(764,534)	(798,098)

Total shareholders’ equity	891,368	843,472

PARTICIPATION INTEREST	267,291	252,929

Total shareholders’ equity and participation interest	1,158,659	1,096,401

TOTAL LIABILITIES, SHAREHOLDERS’ EQUITY AND PARTICIPATION INTEREST	$2,712,240	$2,802,338

The accompanying notes are an integral part of these consolidated financial statements.

STUDIO CITY INTERNATIONAL HOLDINGS LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands of U.S. dollars, except share and per share data)

	Year Ended December 31,
	2019	2018	2017
OPERATING REVENUES
Provision of gaming related services from related parties	$393,512	$339,924	$295,638
Rooms (including revenues from related parties of $53,865, $53,925 and $53,945 for the years ended December 31, 2019, 2018 and 2017, respectively)	85,975	88,317	88,699
Food and beverage (including revenues from related parties of $38,719, $35,937 and $28,917 for the years ended December 31, 2019, 2018 and 2017, respectively)	68,706	65,904	60,705
Entertainment (including revenues from related parties of $7,685, $1,191 and $1,328 for the years ended December 31, 2019, 2018 and 2017, respectively)	21,815	12,073	18,534
Services fee from related parties	39,470	39,126	39,971
Mall	14,844	22,298	29,498
Retail and other	2,411	3,571	6,769

Total operating revenues	626,733	571,213	539,814

OPERATING COSTS AND EXPENSES
Provision of gaming related services (including costs to related parties of $21,445, $17,634 and $20,386 for the years ended December 31, 2019, 2018 and 2017, respectively)	(24,179)	(20,263)	(24,019)
Rooms (including costs to related parties of $12,491, $12,572 and $12,926 for the years ended December 31, 2019, 2018 and 2017, respectively)	(21,766)	(21,855)	(21,750)
Food and beverage (including costs to related parties of $27,797, $27,089 and $28,954 for the years ended December 31, 2019, 2018 and 2017, respectively)	(57,718)	(56,342)	(54,266)
Entertainment (including costs to related parties of $4,521, $4,815 and $6,884 for the years ended December 31, 2019, 2018 and 2017, respectively)	(22,719)	(11,978)	(16,364)
Mall (including costs to related parties of $2,026, $2,010 and $2,181 for the years ended December 31, 2019, 2018 and 2017, respectively)	(8,658)	(10,960)	(9,098)
Retail and other (including costs to related parties of $1,739, $2,370 and $3,523 for the years ended December 31, 2019, 2018 and 2017, respectively)	(1,735)	(2,411)	(4,750)
General and administrative (including expenses to related parties of $72,847, $74,514 and $69,043 for the years ended December 31, 2019, 2018 and 2017, respectively)	(128,931)	(132,637)	(130,465)
Pre-opening costs (including expenses to related parties of $32, $152 and $101 for the years ended December 31, 2019, 2018 and 2017, respectively)	(2,567)	(4,550)	(116)
Amortization of land use right	(3,300)	(3,298)	(3,323)
Depreciation and amortization	(168,643)	(164,593)	(173,003)
Property charges and other (including expenses to related parties of $630 for the year ended December 31, 2019)	(8,521)	(4,464)	(22,210)

Total operating costs and expenses	(448,737)	(433,351)	(459,364)

OPERATING INCOME	$177,996	$137,862	$80,450

STUDIO CITY INTERNATIONAL HOLDINGS LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS - continued
(In thousands of U.S. dollars, except share and per share data)

	Year Ended December 31,
	2019	2018	2017
NON-OPERATING INCOME (EXPENSES)
Interest income	$5,861	$3,578	$2,171
Interest expenses	(132,291)	(160,508)	(159,918)
Loan commitment fees	(416)	(419)	(419)
Foreign exchange (losses) gains, net	(3,975)	1,972	466
Other income (expenses), net	430	(197)	574
Loss on extinguishment of debt	(2,995)	(2,489)	—
Costs associated with debt modification	(579)	—	—

Total non-operating expenses, net	(133,965)	(158,063)	(157,126)

INCOME (LOSS) BEFORE INCOME TAX	44,031	(20,201)	(76,676)
INCOME TAX (EXPENSE) CREDIT	(402)	(544)	239

NET INCOME (LOSS)	43,629	(20,745)	(76,437)
NET INCOME ATTRIBUTABLE TO PARTICIPATION INTEREST	(10,065)	(853)	—

NET INCOME (LOSS) ATTRIBUTABLE TO STUDIO CITY INTERNATIONAL HOLDINGS LIMITED	$33,564	$(21,598)	$(76,437)

NET INCOME (LOSS) ATTRIBUTABLE TO STUDIO CITY INTERNATIONAL HOLDINGS LIMITED PER CLASS A ORDINARY SHARE:
Basic and diluted	$0.139	$(0.113)	$(0.422)

WEIGHTED AVERAGE CLASS A ORDINARY SHARES OUTSTANDING USED IN NET INCOME (LOSS) ATTRIBUTABLE TO STUDIO CITY INTERNATIONAL HOLDINGS LIMITED PER CLASS A ORDINARY SHARE CALCULATION:
Basic and diluted	241,818,016	191,533,455	181,279,400

The accompanying notes are an integral part of these consolidated financial statements.

STUDIO CITY INTERNATIONAL HOLDINGS LIMITED
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(In thousands of U.S. dollars)

	Year Ended December 31,
	2019	2018	2017
Net income (loss)	$43,629	$(20,745)	$(76,437)
Other comprehensive income (loss):
Foreign currency translation adjustments, before and after tax	18,629	(18,774)	—

Other comprehensive income (loss)	18,629	(18,774)	—

Total comprehensive income (loss)	62,258	(39,519)	(76,437)
Comprehensive (income) loss attributable to participation interest	(14,362)	3,370	—

Comprehensive income (loss) attributable to Studio City International Holdings Limited	$47,896	$(36,149)	$(76,437)

The accompanying notes are an integral part of these consolidated financial statements.

STUDIO CITY INTERNATIONAL HOLDINGS LIMITED
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(In thousands of U.S. dollars, except share and per share data)

	Studio City International Holdings Limited Shareholders’ Equity
	Class A Ordinary Shares		Class B Ordinary Shares		Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Losses	Participation Interest	Total Equity
	Shares	Amount	Shares	Amount
BALANCE AT JANUARY 1, 2017	181,279,400	$18	—	$—	$1,512,705	$488	$(696,731)	$—	$816,480
Net loss for the year	—	—	—	—	—	—	(76,437)	—	(76,437)

BALANCE AT DECEMBER 31, 2017	181,279,400	18	—	—	1,512,705	488	(773,168)	—	740,043
Cumulative-effect adjustment upon adoption of New Revenue Standard (as described in Note 2(o))	—	—	—	—	—	—	(3,332)	—	(3,332)
Net loss for the year	—	—	—	—	—	—	(21,598)	853	(20,745)
Foreign currency translation adjustments	—	—	—	—	—	(14,551)	—	(4,223)	(18,774)
Exchange of Class A ordinary shares to Class B ordinary shares	(72,511,760)	(7)	72,511,760	7	—	—	—	—	—
Shares issued, net of offering expenses	133,050,376	13	—	—	399,196	—	—	—	399,209
Participation Interest resulted from Organizational Transactions and the Offering (as described in Note 1)	—	—	—	—	(256,299)	—	—	256,299	—

BALANCE AT DECEMBER 31, 2018	241,818,016	24	72,511,760	7	1,655,602	(14,063)	(798,098)	252,929	1,096,401
Net income for the year	—	—	—	—	—	—	33,564	10,065	43,629
Foreign currency translation adjustments	—	—	—	—	—	14,332	—	4,297	18,629

BALANCE AT DECEMBER 31, 2019	241,818,016	$24	72,511,760	$7	$1,655,602	$269	$(764,534)	$267,291	$1,158,659

The accompanying notes are an integral part of these consolidated financial statements.

STUDIO CITY INTERNATIONAL HOLDINGS LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands of U.S. dollars)

	Year Ended December 31,
	2019	2018	2017
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	$43,629	$(20,745)	$(76,437)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	171,943	167,891	176,326
Amortization of deferred financing costs	7,554	8,189	7,600
Loss on disposal of property and equipment and other long-term assets	545	905	489
Impairment loss recognized on property and equipment	—	—	19,645
Written-off of other assets	7,556	—	—
Provision for doubtful debts	19	109	887
Loss on extinguishment of debt	2,995	2,489	—
Costs associated with debt modification	579	—	—
Changes in operating assets and liabilities:
Accounts receivable	324	241	442
Amounts due from affiliated companies	(23,426)	(9,906)	(38,269)
Inventories and prepaid expenses and other	3,621	(9,390)	(7,223)
Long-term prepayments, deposits and other	6,267	9,869	(854)
Accounts payable and accrued expenses and other	9,521	(4,806)	5,817
Amounts due to affiliated companies	(3,525)	140	(13,054)
Other long-term liabilities	902	(5,468)	(7,056)

Net cash provided by operating activities	228,504	139,518	68,313

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of property and equipment	(78,588)	(153,247)	(43,797)
Placement of bank deposits with original maturities over three months	(60,152)	(24,823)	(9,884)
Funds to an affiliated company	(13,711)	(13,355)	(2,839)
Proceeds from sale of property and equipment and other long-term assets	1,377	9,235	1,067
Withdrawals of bank deposits with original maturities over three months	60,152	34,675	—
Insurance proceeds received for damaged property and equipment and other long-term assets	—	—	108

Net cash used in investing activities	(90,922)	(147,515)	(55,345)

CASH FLOWS FROM FINANCING ACTIVITIES
Principal payments on long-term debt	(558,466)	(400,000)	—
Payments of deferred financing costs	(9,913)	—	(1,285)
(Payments for) net proceeds from issuance of shares	(5,063)	405,152	—
Proceeds from long-term debt	383,466	—	—

Net cash (used in) provided by financing activities	(189,976)	5,152	(1,285)

EFFECT OF FOREIGN EXCHANGE ON CASH, CASH EQUIVALENTS AND RESTRICTED CASH	2,061	(2,519)	—

NET (DECREASE) INCREASE IN CASH, CASH EQUIVALENTS AND RESTRICTED CASH	(50,333)	(5,364)	11,683
CASH, CASH EQUIVALENTS AND RESTRICTED CASH AT BEGINNING OF YEAR	377,565	382,929	371,246

CASH, CASH EQUIVALENTS AND RESTRICTED CASH AT END OF YEAR	$327,232	$377,565	$382,929

STUDIO CITY INTERNATIONAL HOLDINGS LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS - continued
(In thousands of U.S. dollars)

	Year Ended December 31,
	2019	2018	2017
SUPPLEMENTAL CASH FLOW DISCLOSURES
Cash paid for interest	$ (112,544)	$ (155,153)	$ (152,318)
Cash paid for amounts included in the measurement of lease liabilities – operating cash flows from operating leases	(1,032)	—	—
Change in accrued expenses and other current liabilities and other long-term liabilities related to acquisition of property and equipment	20,728	10,316	18,817
Change in amounts due from/to affiliated companies related to acquisition of property and equipment and other long-term assets	18,521	19,320	4,696
Offering expenses capitalized for the issuance of shares included in accrued expenses and other current liabilities	—	5,943	—
Amounts due from affiliated companies offsetting with amounts due to affiliated companies	—	—	2,950

The accompanying notes are an integral part of these consolidated financial statements.

STUDIO CITY INTERNATIONAL HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except share and per share data)
1.	COMPANY INFORMATION
Studio City International Holdings Limited (“Studio City International”) was redomiciled by way of continuation as an exempted company incorporated with limited liability in the Cayman Islands in connection with the Organizational Transactions as described below. On October 22, 2018, Studio City International completed an initial public offering of 28,750,000 American depositary shares (“ADSs”), representing
115,000,000
Class A ordinary shares with par value of $
0.0001
per share, and listed its ADSs on the New York Stock Exchange under the symbol “MSC” in the United States of America (the “Offering”).
Studio City International conducts its principal activities through its subsidiaries, which are primarily located in the Macau Special Administrative Region of the People’s Republic of China (“Macau”). Studio City International together with its subsidiaries (collectively referred to as the “Company”) currently operates the non-gaming
operations of Studio City, a cinematically-themed integrated entertainment, retail and gaming resort in Cotai, Macau, and provides gaming related services to Melco Resorts (Macau) Limited (“Melco Resorts Macau”), a subsidiary of Melco Resorts & Entertainment Limited (“Melco”), which holds the gaming subconcession in Macau, for the operations of the gaming area at Studio City (“Studio City Casino”). Melco’s ADSs are listed on the NASDAQ Global Select Market in the United States of America.
Immediately prior to the Organizational Transactions as described below, Studio City International was
60
% held directly by MCO Cotai Investments Limited (“MCO Cotai”), a subsidiary of Melco, and
40
% held directly by New Cotai, LLC (“New Cotai”), a private company organized in the United States of America. As of December 31, 2019 and 2018, Melco International Development Limited (“Melco International”), a company listed in the Hong Kong Special Administrative Region of the People’s Republic of China (“Hong Kong”)
,

is the single largest shareholder of Melco
.
Organizational Transactions
Prior to the completion of the Offering, the Company underwent a series of organizational transactions (the “Organizational Transactions”), all of which were completed in October 2018, pursuant to, among others, an implementation agreement entered into among MCO Cotai, Melco, New Cotai, MSC Cotai Limited (“MSC Cotai”), a subsidiary of Studio City International, and Studio City International. The Organizational Transactions included, among other things, the following: (i) Studio City International contributed substantially all of its assets and liabilities to MSC Cotai in exchange for newly-issued ordinary shares of MSC Cotai; (ii) Studio City International authorized two classes of ordinary shares, the Class A ordinary shares and the Class B ordinary shares, in each case with a par value of $
0.0001
each; (iii) the
60
% equity interest in Studio City International held directly by MCO Cotai prior to the Organizational Transactions was reclassified into 108,767,640 Class A ordinary shares; (iv) the
40
% equity interest in Studio City International held directly by New Cotai prior to the Organizational Transactions was exchanged for
72,511,760
Class B ordinary shares, which have only voting and no economic rights and, through its Class B ordinary shares, New Cotai has voting rights in Studio City International which controls MSC Cotai; (v) New Cotai has a non-voting,
non-shareholding
economic participation interest (the “Participation Interest”) in MSC Cotai, the terms of which are set forth in a participation agreement (the “Participation Agreement”) that was entered into by MSC Cotai, New Cotai and Studio City International; and (iv) Studio City International was redomiciled by way of continuation as an exempted company incorporated with limited liability in the Cayman Islands.
The Class A ordinary share and Class B ordinary share have the same rights, except that holders of the Class B ordinary shares do not have any right to receive dividends or distributions upon the liquidation or winding up of Studio City International or to otherwise share in its profits and surplus assets. Immediately

STUDIO CITY INTERNATIONAL HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
(In thousands of U.S. dollars, except share and per share data)
1.	COMPANY INFORMATION - continued
prior to the Offering, the Participation Interest entitled New Cotai to receive from MSC Cotai an amount equal to 66 2/3% of the amount of any distribution, dividend or other consideration paid by MSC Cotai to Studio City International, subject to adjustments, exceptions and conditions as set out in the Participation Agreement (the “MSC Cotai’s Distribution”). The 66
2
/
3
% represented the equivalent of New Cotai’s 40% interest in Studio City International prior to the Organizational Transactions. The Participation Agreement also provides that New Cotai is entitled to exchange all or a portion of its Participation Interest for a number of Class A ordinary shares subject to adjustments, exceptions and conditions as set out in the Participation Agreement and a proportionate number of Class B ordinary shares will be deemed surrendered and automatically canceled for no consideration as set out in the Participation Agreement when New Cotai exchanges all or a portion of the Participation Interest for Class A ordinary shares.
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
As a result of the Organizational Transactions, the Offering including the concurrent private placement, and the full exercise by the underwriters of the over-allotment option as mentioned above, the Company recognized an adjustment to the Participation Interest in accordance with the Participation Agreement with a corresponding decrease in the Company’s additional paid-in
capital. As of December 31, 2019 and 2018, the Participation Interest entitled New Cotai to receive from MSC Cotai an amount equal to approximately
30.0
% of the MSC Cotai’s Distribution.
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
(a)	Basis of Presentation and Principles of Consolidation
On May 11, 2007, one of the Studio City International’s subsidiaries and Melco Resorts Macau entered into a services and right to use agreement, as amended on June 15, 2012, together with related agreements (together, the “Services and Right to Use Arrangements”). Under these arrangements, Melco Resorts Macau deducts gaming tax es
 and the costs of operation of Studio City Casino. The Company receives the residual gross gaming revenues and recognizes these amounts as revenues from provision of gaming related services.
In December 2015, certain of the Studio City International’s subsidiaries entered into a master services agreement and related work agreements (collectively, the “Management and Shared Services Arrangements”) with certain of Melco’s subsidiaries with respect to services provided to and from Studio City.
Under the Management and Shared Services Arrangements, certain of the corporate and administrative functions as well as operational activities of the Company are administered by staff employed by certain Melco’s subsidiaries, including senior management services, centralized corporate functions and operational and venue support services. Payment arrangements for the services are provided for in the individual work agreements and may vary depending on the services provided. Corporate services are charged at pre-negotiated
rates, subject to a base fee and cap. Senior management service fees and staff costs on operational services are allocated to the Company based on percentages of efforts on the

STUDIO CITY INTERNATIONAL HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
(In thousands of U.S. dollars, except share and per share data)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued
(a)	Basis of Presentation and Principles of Consolidation - continued
services provided to the Company. Other costs in relation to shared office equipment are allocated based on a percentage of usage.
The Company believes the costs incurred under the Services and Right to Use Arrangements and the allocation methods under the Management and Shared Services Arrangements are reasonable and the accompanying consolidated financial statements reflect the Company’s cost of doing business. However, such allocations may not be indicative of the actual expenses the Company would have incurred had it operated as an independent company for the periods presented. Details of the services and related charges are disclosed in Note 16.
The accompanying consolidated financial statements have been prepared in conformity with U.S. generally accepted accounting principles (“U.S. GAAP”).
The accompanying consolidated financial statements include the accounts of Studio City International and its subsidiaries. All intercompany accounts and transactions have been eliminated
on consolidation.
(b)	Use of Estimates
The preparation of
accompanying
consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities, revenues and expenses and related disclosures of contingent assets and liabilities. These estimates and judgments are based on historical information, information that is currently available to the Company and on various other assumptions that the Company believes to be reasonable under the circumstances. Accordingly, actual results could differ from those estimates.
(c)	Fair Value of Financial Instruments
Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e. the “exit price”) in an orderly transaction between market participants at the measurement date. The Company estimated the fair values using appropriate valuation methodologies and market information available as of the balance sheet date.
(d)	Cash and Cash Equivalents
Cash and cash equivalents consist of cash and highly liquid investments with original maturities of three months or less.
Cash equivalents are placed with financial institutions with high-credit ratings and quality.
(e)	Restricted Cash
The current portion of restricted cash represents cash deposited into bank accounts which are restricted as to withdrawal and use and the Company expects these funds will be released or utilized in accordance with the terms of the respective agreements within the next twelve months, while the non-current
portion of restricted cash represents funds that will not be released or utilized within the next twelve months. Restricted cash mainly consists of i) bank accounts that are restricted for withdrawals and for payment of project costs or debt servicing associated with borrowings under the respective senior notes and credit facilities; and ii) collateral bank accounts associated with borrowings under the credit facilities.

STUDIO CITY INTERNATIONAL HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
(In thousands of U.S. dollars, except share and per share data)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued
(f)	Accounts Receivable and Credit Risk
Accounts receivable, including hotel and other receivables, are typically non-interest
bearing and are initially recorded at cost. Accounts are written off when management deems it is probable the receivables are uncollectible. Recoveries of accounts previously written off are recorded when received. An estimated allowance for doubtful debts is maintained to reduce the Company’s receivables to their carrying amounts, which approximate fair values. The allowance is estimated based on specific reviews of customer accounts as well as management’s experience with collection trends in the industry and current economic and business conditions. Management believes that as of December 31, 2019 and 2018, no significant concentrations of credit risk existed for which an allowance had not already been recorded.
(g)	Inventories
Inventories consist of retail merchandise, food and beverage items and certain operating supplies, which are stated at the lower of cost or net realizable value. Cost is calculated using the first-in,
first-out,
weighted average and specific identification methods.
(h)	Property and Equipment
Property and equipment are stated at cost, net of accumulated depreciation and amortization, and impairment losses, if any. Gains or losses on dispositions of property and equipment are included in the accompanying consolidated statements of operations. Major additions, renewals and betterments are capitalized, while maintenance and repairs are expensed as incurred.
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
Other long-term assets, represent the payments for the future economic benefits of certain plant and equipment for the operations of the Studio City Casino transferred from Melco Resorts Macau to the Company pursuant to the Services and Right to Use Arrangements (the “Studio City Gaming Assets”),

STUDIO CITY INTERNATIONAL HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
(In thousands of U.S. dollars, except share and per share data)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued
(i)	Other Long-term Assets - continued
are stated at cost, net of accumulated amortization, and impairment losses, if any. The legal ownerships of the Studio City Gaming Assets are retained by Melco Resorts Macau. An item of the Studio City Gaming Assets is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of an item of the Studio City Gaming Assets. Any gain or loss arising on the disposal or retirement of an item of the Studio City Gaming Assets is determined as the difference between the sale proceeds and the carrying amount of an item of the Studio City Gaming Assets and is recognized in the accompanying consolidated statements of operations.
Amortization is recognized so as to write off the cost of the Studio City Gaming Assets using straight-line method over the respective estimated useful lives of the Studio City Gaming Assets, ranging from
2
to
10
years.
(j)	Capitalized Interest
Interest, including amortization of deferred financing costs, associated with major development and construction projects is capitalized and included in the cost of the project
s
. The capitalization of interest ceases when the project is substantially completed or the development activity is suspended for more than a brief period. The amount to be capitalized is determined by applying the weighted average interest rate of the Company’s outstanding borrowings to the average amount of accumulated qualifying capital expenditures for assets under construction during the year. Total interest expenses incurred amounted to $
132,291
, $
160,508
and $
159,918
, of which no interest expenses were capitalized during the years ended December 31, 2019, 2018 and 2017, respectively.
(k)	Impairment of Long-lived Assets
The Company evaluates the long-lived assets with finite lives to be held and used for impairment whenever indicators of impairment exist. The Company then compares the estimated future cash flows of the assets, on an undiscounted basis, to the carrying values of the assets. If the undiscounted cash flows exceed the carrying values, no impairments are indicated. If the undiscounted cash flows do not exceed the carrying values, then an impairment charge is recorded based on the fair values of the assets, typically measured using a discounted cash flow model. If an asset is still under development, future cash flows include remaining construction costs.
During the year ended December 31, 2017, impairment loss of $
19,645
was recognized, mainly due to reconfigurations and renovations at Studio City, and included in the accompanying
consolidated statements of operations.
No
impairment loss was recognized during the years ended December 31, 2019 and 2018.
(l)	Deferred Financing Costs
Direct and incremental costs incurred in obtaining loans or in connection with the issuance of long-term debt are capitalized and amortized to interest expenses over the terms of the related debt agreements using the effective interest method. Deferred financing costs incurred in connection with the issuance of revolving credit facilities are included in other assets either current or non-current in the accompanying consolidated balance sheets, based on the maturity of each revolving credit facility. All other deferred financing costs are presented as a reduction of long-term debt in the accompanying consolidated balance sheets.

STUDIO CITY INTERNATIONAL HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
(In thousands of U.S. dollars, except share and per share data)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued
(m)	Land Use Right
Land use right represents the upfront land premium paid for the use of land held under operating lease, which is recorded at cost less accumulated amortization.
Amortization
is provided over the estimated term of the land use right
of
40
years on a straight-line basis.
(n)	Leases
On January 1, 2019, the Company adopted the Accounting Standard
s
Codification 842,
Leases,
using the modified retrospective method. At the inception of the contract or upon modification, the Company will perform an assessment as to whether the contract is a lease or contains a lease. A contract is or contains a lease if the contract conveys the right to control the use of an identified asset for a period in exchange for consideration. A lessee has control of an identified asset if it has both the right to direct the use of the asset and the right to receive substantially all of the economic benefits from the use of the asset.
Operating lease
right-of-use
assets and liabilities are recognized based on the present value of the future minimum lease payments over the lease term at commencement date. The initial measurement of the right-of-use
assets also includes any prepaid lease payments and any initial direct costs incurred, and is reduced by any lease incentive received. For leases where the rate implicit in the lease is not readily determinable, the Company uses its incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. The expected lease terms include options to extend or terminate the lease when it is reasonably certain that the Company will exercise such option. Lease expense for minimum lease payments is recognized on a straight-line basis over the expected lease term. Leases with an expected term of 12 months or less are not accounted for on the balance sheet and the related lease expense is recognized on a straight-line basis over the expected lease term.
The Company’s lease contracts have lease and
non-lease
components. For contracts in which the Company is a lessee, the Company accounts for the lease components and non-lease
components as a single lease component for all classes of underlying assets, except for real estate. For contracts in which the Company is a lessor, all are
accounted for as operating leases, and the lease components and non-lease
components are accounted for separately.
The major changes from the previous basis, as a result of the adoption of the new leases standard are summarized in Note 2(v).
(o)	Revenue Recognition
On January 1, 2018, the Company adopted the Accounting Standards Codification 606,
Revenue from Contracts with Customers
(“New Revenue Standard”), using the modified retrospective method. The cumulative effect of the adoption of this guidance did not have a material impact on the accumulated losses as of January 1, 2018. In addition, the adoption of this guidance did not have a material impact on net loss, comprehensive loss, basic and diluted net loss attributable to Studio City International Holdings Limited per Class A ordinary share amounts for the year ended December 31, 2018 and net assets as of December 31, 2018.
The Company’s revenues from contracts with customers consist of provision of gaming related services, sales of rooms, food and beverage, entertainment, retail and other goods and services.

STUDIO CITY INTERNATIONAL HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
(In thousands of U.S. dollars, except share and per share data)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued
(o)	Revenue Recognition - continued
Revenues from provision of gaming related services represent revenues arising from the provision of facilities for the operations of Studio City Casino and services related thereto pursuant to the Services and Right to Use Arrangements, under which Melco Resorts Macau operates the Studio City Casino. Melco Resorts Macau deducts gaming taxes and the costs incurred in connection with the operations of Studio City Casino pursuant to the Services and Right to Use Arrangements, including the standalone selling prices of complimentary services within Studio City provided to the Studio City gaming patrons, from the Studio City Casino gross gaming revenues. The Company recognizes the residual amount as revenues from provision of gaming related services. The Company has concluded that it is not the controlling entity to the arrangements and recognizes the revenues from provision of gaming related services on a net basis.
Non-gaming
revenues include services provided for cash consideration and services provided on a complimentary basis to the gaming patrons at Studio City. The transaction prices for rooms, food and beverage, entertainment, retail and other goods and services are the net amounts collected from customers for such goods and services that are recorded as revenues when the goods are provided, services are performed or events are held. Service taxes and other applicable taxes collected by the Company are excluded from revenues. Advance deposits on rooms and advance ticket sales are recorded as customer deposits until services are provided to the customers. Revenues from contracts with multiple goods or services provided by the Company are allocated to each good or service based on its relative standalone selling price.
Minimum operating and right to use fees representing lease revenues, adjusted for contractual base fees and operating fee escalations, are included in mall revenues and are recognized over the terms of the related agreements on a straight-line basis.
Contract and Contract-Related Liabilities
In providing goods and services to its customers, there may be a timing difference between cash receipts from customers and recognition of revenues, resulting in a contract or contract-related liability. The Company’s primary type of liabilities related to contracts with customers is advance deposits on rooms and advance ticket sales which represent cash received in advance for goods or services to be provided in the future. These amounts are included in accrued expenses and other current liabilities on the accompanying
consolidated balance sheets and will be recognized as revenues when the goods or services are provided or the events are held. Decreases in this balance generally represent the recognition of revenues and increases in the balance represent additional deposits made by customers. The deposits are expected to primarily be recognized as revenues within one year. Advance customer deposits and ticket sales of $
3,946
as of December 31, 2019 decreased by $
434
from the balance of $
4,380
as of December 31, 2018. Advance customer deposits and ticket sales of $
4,380
as of December 31, 2018 decreased by $
29
from the balance of $
4,409
as of January 1, 2018.
(p)	Pre-opening Costs
Pre-opening
costs represent personnel, marketing and other costs incurred prior to the opening of new or start-up
operations and are expensed as incurred. During the years ended December 31, 2019, 2018 and 2017, the Company incurred pre-opening
costs in connection with the development and other
one-off
activities related to the marketing of new facilities and operations of Studio City.

STUDIO CITY INTERNATIONAL HOLDINGS
LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
(In thousands of U.S. dollars, except share and per share data)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued
(q)	Advertising and Promotional Costs
The Company expenses advertising and promotional costs the first time the advertising takes place or as incurred. Advertising and promotional costs included in the accompanying consolidated statements of operations were $22,177, $28,009 and $23,854 for the years ended December 31, 2019, 2018 and 2017, respectively.

(r)	Foreign Currency Transactions and Translations
All transactions in currencies other than functional currencies of Studio City International and its subsidiaries during the year are remeasured at the exchange rates prevailing on the respective transaction dates. Monetary assets and liabilities existing at the balance sheet date denominated in currencies other than functional currencies are remeasured at the exchange rates existing on that date. Exchange differences are recorded in the accompanying consolidated statements of operations.
The functional currency of Studio City International is the United States dollar (“$” or “US$”) and the functional currency of most of Studio City International’s foreign subsidiaries is the local currency in which the subsidiary operates. All assets and liabilities are translated at the rates of exchange prevailing at the balance sheet date and all income and expense items are translated at the average rates of exchange over the year. All exchange differences arising from the translation of foreign subsidiaries’ financial statements are recorded as a component of other comprehensive income (loss).
(s)	Comprehensive Income (Loss) and Accumulated Other Comprehensive Income (Loss)
Comprehensive income (loss) includes net income (loss) and other non-shareholder changes in equity, or other comprehensive income (loss) and is reported in the accompanying consolidated statements of comprehensive income (loss).
As of December 31, 2019 and 2018, the Company’s accumulated other comprehensive income (loss) consisted solely of foreign currency translation adjustments.

( t )	Income Tax
The Company is subject to income taxes in Macau and Hong Kong where it operates.
Deferred income taxes are recognized for all significant temporary differences between the tax basis of assets and liabilities and their reported amounts in the accompanying consolidated financial statements. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.
The Company’s income tax
returns
are subject to examination by tax authorities in the jurisdictions where it operates. The Company assesses potentially unfavorable outcomes of such examinations based on accounting standards for uncertain income taxes. These accounting standards utilize a two-step
approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates it is more likely than not that the position, based on the technical merits of position, will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount which is more than
50
% likely,
based on cumulative probability.

STUDIO CITY INTERNATIONAL HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
(In thousands of U.S. dollars, except share and per share data)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued
( u )	Net Income (Loss) Attributable to Studio City International Holdings Limited Per Class A Ordinary Share
Basic net income (loss) attributable to Studio City International Holdings Limited per Class A ordinary share is calculated by dividing the net income (loss) attributable to Studio City International Holdings Limited by the weighted average number of Class A ordinary shares outstanding during the year.
Diluted net income (loss) attributable to Studio City International Holdings Limited per Class A ordinary share is calculated by dividing the net income (loss) attributable to Studio City International
Holdings Limited by the weighted average number of Class A ordinary shares outstanding during the year adjusted to include the number of additional Class A ordinary shares that would have been outstanding if potential dilutive securities had been issued and the if-converted
method is applied for the potential dilutive effect of the exchange of Class B ordinary share for the proportionate number of Class A ordinary share. During the years ended December 31, 2019, 2018 and 2017, there were no potentially dilutive securities issued or outstanding.
Basic and diluted net income (loss) attributable to Studio City International
Holdings
Limited per Class A ordinary share does not include Class B ordinary share as such share do not participate in the income
(
loss
)
of Studio City International. As a result, Class B ordinary shares are not considered participating securities and are not included in the weighted average number of shares outstanding for purposes of computing net income (loss) attributable to Studio City International Holdings Limited per share. For the calculation of net loss attributable to Studio City International Holdings Limited per Class A ordinary share for periods prior to the Offering, including the year ended December 31, 2018 for which a portion of the period preceded the Offering, Studio City International has retrospectively presented net loss attributable to Studio City International Holdings Limited per Class A ordinary share and the share capital as if the Organizational Transactions had occurred at the beginning of the earliest period presented. Such retrospective presentation reflects the redesignation
of the then

issued
18,127.94
ordinary shares of $
1
par value each into
181,279,400
Class A ordinary shares of $
0.0001
par value each. For periods prior to the Offering date, the retrospective presentation does not include the exchange of
72,511,760
Class A ordinary shares into
72,511,760
Class B ordinary shares of $
0.0001
par value each and the issuance of
115,000,000
Class A ordinary shares in the Offering.
(v)	Recent Changes in Accounting Standards
Newly Adopted Accounting Pronouncement:
In February 2016, the Financial Accounting Standards Board (“FASB”) issued an accounting standards update (as subsequently amended) on leases, which amends various aspects of existing accounting guidance for leases (“New Leases Standard”). The guidance requires all lessees to recognize a lease liability and a right-of-use
asset, measured at the present value of the future minimum lease payments, at the lease commencement date. Lessor accounting remains largely unchanged under the new guidance. The standard also requires more detailed disclosures regarding the amount, timing, and uncertainty of cash flows arising from leases.
On January 1, 2019, the Company adopted the New Leases Standard using the modified retrospective method without restating comparative information. The Company has elected the package of practical expedients, which allows the Company not to reassess (1) whether any expired or existing contracts as of the adoption date are or contain a lease, (2) lease classification for any expired or existing leases as of the adoption date; and (3) initial direct costs for any existing leases as of the adoption date. As a

STUDIO CITY INTERNATIONAL HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
(In thousands of U.S. dollars, except share and per share data)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued
(v)	Recent Changes in Accounting Standards - continued
Newly Adopted Accounting Pronouncement
:
 - continued
result of adoption, the Company recognized $14,745 of operating lease right-of-use
assets and $14,745 of operating lease liabilities as of January 1, 2019. The adoption of this guidance did not have a material impact on net income or cash flows.
Recent Accounting Pronouncement Not Yet Adopted:
In June 2016, the FASB issued an accounting standard
s
update which replaces the incurred loss impairment methodology in current U.S. GAAP with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. The guidance is effective for interim and fiscal years beginning after December 15, 2019, with early adoption permitted. The guidance is applied using a modified retrospective approach through a cumulative-effect adjustment to retained earnings as of the effective date. The Company adopted this new guidance on January 1, 2020 and this adoption did not have a material impact on the Company’s consolidated
financial statements.
3.	CASH, CASH EQUIVALENTS AND RESTRICTED CASH
Cash, cash equivalents and restricted cash reported within the accompanying consolidated statements of cash flows consisted of the following:

	December 31,
	2019	2018
Cash and cash equivalents	$299,367	$345,854
Current portion of restricted cash	27,735	31,582
Non-current portion of restricted cash	130	129

Total cash, cash equivalents and restricted cash	$327,232	$377,565

4.	ACCOUNTS RECEIVABLE, NET
Components of accounts receivable, net are as follows:

	December 31,
	2019	2018
Hotel	$1,104	$1,420
Other	1,258	1,252

Sub-total	2,362	2,672
Less: allowances for doubtful debts	(965)	(960)

	$1,397	$1,712

During the years ended December 31, 2019, 2018 and 2017, the Company has made additional provision for doubtful debts of nil, $

and $
33
, respectively, and
nil
,
nil
and $
33
were written off during the years ended December 31, 2019, 2018 and 2017, respectively.

STUDIO CITY INTERNATIONAL HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
(In thousands of U.S. dollars, except share and per share data)
5.	PROPERTY AND EQUIPMENT, NET

	December 31,
	2019	2018
Cost
Buildings	$2,320,265	$2,309,897
Furniture, fixtures and equipment	199,098	206,629
Leasehold improvements	109,834	80,670
Motor vehicles	2,602	2,588
Construction in progress	80,732	39,554

Sub-total	2,712,531	2,639,338
Less: accumulated depreciation and amortization	(605,074)	(463,480)

Property and equipment, net	$2,107,457	$2,175,858

As of December 31, 2019 and 2018, construction in progress in relation to Studio City included interest capitalized in accordance with applicable accounting standards and other direct incidental costs capitalized which, in the aggregate, amounted to $11,676 and $5,110, respectively.
6 .	LAND USE RIGHT, NET

	December 31,
	2019	2018
Cost	$178,258	$177,290
Less: accumulated amortization	(59,370)	(55,746)

Land use right, net	$118,888	$121,544

7.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	December 31,
	2019	2018
Operating expense and other accruals and liabilities	$52,326	$45,293
Property and equipment payables	25,386	13,152
Advance customer deposits and ticket sales	3,946	4,380
Operating lease liabilities	895	—

	$82,553	$62,825

STUDIO CITY
INTERNATIONAL
HOLDINGS
LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
(In thousands of U.S. dollars, except share and per share data)

8.	LONG-TERM DEBT, NET
Long-term debt, net consisted of the

following:

	December 31,
	2019	2018
Senior Notes (a)
2016 7.250% SC Secured Notes, due 2021 (net of unamortized deferred financing costs of $7,211 and $10,580 , respectively )	$842,789	$839,420
2019 7.250% Studio City Notes, due 2024 (net of unamortized deferred financing costs of $7,829)	592,171	—
2012 8.500% Studio City Notes, due 2020 (net of unamortized deferred financing costs of $2,644)	—	422,356
2016 5.875% SC Secured Notes, due 2019 (net of unamortized deferred financing costs of $2,260)	—	347,740

Credit Facilities (b)
2016 Studio City Credit Facilities (1)	128	128

	1,435,088	1,609,644
Current portion of long-term debt (net of unamortized deferred financing costs of $2,260)	—	(347,740)

	$1,435,088	$1,261,904

Note
(1)	Unamortized deferred financing costs of $885 and $1,299 as of December 31, 2019 and 2018, respectively, related to the 2016 SC Revolving Credit Facility of 2016 Studio City Credit Facilities are included in long-term prepayments, deposits and other assets in the accompanying consolidated balance sheets.
(a)	Senior Notes
2016 Studio City Secured Notes
On November 30, 2016, Studio City Company Limited (“Studio City Company”), a subsidiary of Studio City International, issued $350,000 in aggregate principal amount of 5.875% senior secured notes due November 30, 2019 and priced at 100% (the “2016 5.875% SC Secured Notes”) and $850,000 in aggregate principal amount of 7.250% senior secured notes due November 30, 2021 and priced at 100% (the “2016 7.250% SC Secured Notes” and together with the 2016 5.875% SC Secured Notes, the “2016 Studio City Secured Notes”). The net proceeds from the offering of the 2016 Studio City Secured Notes were used to partially repay the Studio City Borrower’s prior senior secured credit facilities (as described below).
The interest on the 2016 5.875% SC Secured Notes was accrued at a rate of 5.875% per annum, payable semi-annually in arrears. On November 30, 2019, Studio City Company repaid the 2016 5.875% SC Secured Notes in full at maturity with cash on hand.
The interest on the 2016 7.250% SC Secured Notes is accrued at a rate of 7.250% per annum, payable semi-
annually
in arrears on May 30 and November 30 of each year.
The 2016 7.250% SC Secured Notes are senior secured obligations of Studio City Company, rank equally in right of payment to all existing and future senior indebtedness of Studio City Company (although any

STUDIO CITY INTERNATIONAL HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
(In thousands of U.S. dollars, except share and per share data)
8.	LONG-TERM DEBT, NET - continued
(a)	Senior Notes - continued
2016 Studio City Secured Notes

- continued
liabilities in respect of obligations under the 2016 Studio City Credit Facilities (as described below) that are secured by common collateral securing the 2016 7.250% SC Secured Notes will have priority over the 2016 7.250% SC Secured Notes with respect to any proceeds received upon any enforcement action of such common collateral) and rank senior in right of payment to any existing and future subordinated indebtedness of Studio City Company and effectively subordinated to Studio City Company’s existing and future secured indebtedness that is secured by assets that do not secure the 2016 7.250% SC Secured Notes, to the extent of the assets securing such indebtedness.
All of the existing subsidiaries of Studio City Investments Limited (“Studio City Investments”), the shareholder of the Studio City Company, (other than Studio City Company) and any other future restricted subsidiaries that provide guarantees of certain specified indebtedness (including the 2016 Studio City Credit Facilities) (the “2016 7.250% SC Secured Notes Guarantors”) jointly, severally and unconditionally guarantee the 2016 7.250% SC Secured Notes on a senior basis (the “2016 7.250% SC Secured Notes Guarantees”). The 2016 7.250% SC Secured Notes Guarantees are senior obligations of the 2016 7.250% SC Secured Notes Guarantors, rank equally in right of payment to all existing and future senior indebtedness of the 2016 7.250% SC Secured Notes Guarantors and rank senior in right of payment to any existing and future subordinated indebtedness of the 2016 7.250% SC Secured Notes Guarantors. The 2016 7.250% SC Secured Notes Guarantees are pari passu to the 2016 7.250% SC Secured Notes Guarantors’ obligations under the 2016
Studio
C
ity
 Credit Fa
cilities
, and effectively subordinated to any future secured indebtedness that is secured by assets that do not secure the 2016 7.250% SC Secured Notes and the 2016 7.250% SC Secured Notes Guarantees, to the extent of the value of the assets.
The 2016 7.250% SC Secured Notes are secured, on an equal basis with the 2016 Studio City Credit Facilities, by substantially all of the material assets of Studio City Investments and its subsidiaries (although obligations under the 2016 Studio City Credit Facilities that are secured by common collateral securing the 2016 7.250% SC Secured Notes will have priority over the 2016 7.250% SC Secured Notes with respect to any proceeds received upon any enforcement action of such common collateral). The common collateral (shared with the 2016 Studio City Credit Facilities) includes a first-priority mortgage over any rights under the land concession contract of Studio City and an assignment of certain leases or rights to use agreements; as well as other customary security. The 2016 7.250% SC Secured Notes are secured by the common collateral and, in addition, certain bank accounts (together with the common collateral, the “Collateral”). Certain specified bank accounts of Melco Resorts Macau are pledged under 2016 Studio City Credit Facilities and related finance documents. In addition, the 2016 7.250% SC Secured Notes are also separately secured by certain specified bank accounts.
At any time prior to November 30, 2018, Studio City Company had the options i) to redeem all or a portion of the 2016 7.250% SC Secured Notes at a “make-whole” redemption price; and ii) to redeem up to 35% of the 2016 7.250% SC Secured Notes with the net cash proceeds of certain equity offerings at a fixed redemption price. Thereafter, Studio City Company has the option to redeem all or a portion of the 2016 7.250% SC Secured Notes at any time at fixed redemption prices that decline ratably over time. Further, under certain circumstances and subject to certain exceptions as more fully described in the indenture governing the 2016 7.250% SC Secured Notes, Studio City Company also has the option to redeem in whole, but not in part the 2016 7.250% SC Secured Notes at fixed redemption prices.

STUDIO CITY INTERNATIONAL HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
(In thousands of U.S. dollars, except share and per share data)

8.	LONG-TERM DEBT, NET - continued

(a)	Senior Notes - continued

2016 Studio City Secured Notes
 - continued
The indenture governing the 2016 7.250% SC Secured Notes contains certain covenants that, subject to certain exceptions and conditions, limit the ability of Studio City Company, Studio City Investments and their respective restricted subsidiaries to, among other things: (i) incur or guarantee additional indebtedness and issue certain preferred stock; (ii) make specified restricted payments and investments; (iii) prepay or redeem subordinated debt or equity; (iv) issue or sell capital stock; (v) transfer, lease or sell assets; (vi) create or incur certain liens; (vii) impair the security interests in the Collateral; (viii) enter into agreements that restrict the restricted subsidiaries’ ability to pay dividends, transfer assets or make intercompany loans; (ix) change the nature of the business of the relevant group; (x) enter into transactions with shareholders or affiliates; and (xi) effect a consolidation or merger. The indenture governing the 2016 7.250% SC Secured Notes also contains conditions and events of default customary for such financings.
There are provisions under the indenture governing the 2016 7.250% SC Secured Notes that limit or prohibit certain payments of dividends and other distributions by Studio City Company, Studio City Investments and their respective restricted subsidiaries to companies or persons who are not Studio City Company, Studio City Investments and their respective restricted subsidiaries, subject to certain exceptions and conditions. As of December 31, 2019, the net assets of Studio City Investments and its restricted subsidiaries of approximately $1,082,000 were restricted from being distributed under the terms of the 2016 7.250% SC Secured Notes.
2019 Studio City Notes

On February 11, 2019, Studio City Finance Limited (“Studio City Finance”), a subsidiary of Studio City International, issued $600,000 in aggregate principal amount of 7.250% senior notes due February 11, 2024 and priced at 100% (the “2019 Studio City Notes”). The interest on the 2019 Studio City Notes is accrued at a rate of 7.250% per annum, payable semi-annually in arrears on February 11 and August 11 of each year, commenced on August 11, 2019. The 2019 Studio City Notes are general obligations of Studio City Finance, rank equally in right of payment to all existing and future senior indebtedness of Studio City Finance, rank senior in right of payment to any existing and future subordinated indebtedness of Studio City Finance and effectively subordinated to all of Studio City Finance’s existing and future secured indebtedness to the extent of the value of the property and assets securing such indebtedness.
The net proceeds from the offering of the 2019 Studio City Notes were used to partially fund the Conditional Tender Offer, redeem in full the remaining outstanding balance of 2012 Studio City Notes with accrued interest (as described below) in March 2019 and with the remaining amount used for general corporate purposes.
All of the existing subsidiaries of Studio City Finance and any other future restricted subsidiaries that provide guarantees of certain specified indebtedness (including the 2016 Studio City Credit Facilities) (the “2019 Studio City Notes Guarantors”) jointly, severally and unconditionally guarantee the 2019 Studio City Notes on a senior basis (the “2019 Studio City Notes Guarantees”). The 2019 Studio City Notes Guarantees are general obligations of the 2019 Studio City Notes Guarantors, rank equally in right of payment to all existing and future senior indebtedness of the 2019 Studio City Notes Guarantors and rank senior in right of payment to any existing and future subordinated indebtedness of the 2019 Studio City Notes Guarantors. The 2019 Studio City Notes Guarantees are effectively subordinated to the 2019 Studio City Notes

STUDIO CITY INTERNATIONAL HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
(In thousands of U.S. dollars, except share and per share data)
8.	LONG-TERM DEBT, NET - continued

(a)	Senior Notes - continued

2019 Studio City Notes
 - continued
Guarantors’ obligations under all existing and any future secured indebtedness to the extent of the value of such property and assets securing such indebtedness.
At any time prior to February 11, 2021, Studio City Finance has the options i) to redeem all or a portion of the 2019 Studio City Notes at a “make-whole” redemption price; and ii) to redeem up to 35% of the 2019 Studio City Notes with the net cash proceeds of certain equity offerings at a fixed redemption price. Thereafter, Studio City Finance has the option to redeem all or a portion of the 2019 Studio City Notes at any time at fixed redemption prices that decline ratably over time. Further, under certain circumstances and subject to certain exceptions as more fully described in the indenture governing the 2019 Studio City Notes, Studio City Finance also has the option to redeem in whole, but not in part the 2019 Studio City Notes at fixed redemption prices. In certain events that relate to the gaming subconcession of Melco Resorts Macau and subject to certain exceptions as more fully described in the indenture governing the 2019 Studio City Notes, each holder of the 2019 Studio City Notes will have the right to require Studio City Finance to repurchase all or any part of such holder’s 2019 Studio City Notes at a fixed redemption price.
The indenture governing the 2019 Studio City Notes contains certain covenants that, subject to certain exceptions and conditions, limit the ability of Studio City Finance and its restricted subsidiaries to, among other things: (i) incur or guarantee additional indebtedness; (ii) make specified restricted payments; (iii) issue or sell capital stock; (iv) sell assets; (v) create liens; (vi) enter into agreements that restrict the restricted subsidiaries’ ability to pay dividends, transfer assets or make intercompany loans; (vii) enter into transactions with shareholders or affiliates; and (viii) effect a consolidation or merger. The indenture governing the 2019 Studio City Notes also contains conditions and events of default customary for such financings.
There are provisions under the indenture governing the 2019 Studio City Notes that limit or prohibit certain payments of dividends and other distributions by Studio City Finance and its restricted subsidiaries to companies or persons who are not Studio City Finance or restricted subsidiaries of Studio City Finance, subject to certain exceptions and conditions. As of December 31, 2019, the net assets of Studio City Finance and its restricted subsidiaries of approximately $1,180,000 were restricted from being distributed under the terms of the 2019 Studio City Notes.
2012 Studio City Notes
On November 26, 2012, Studio City Finance issued $825,000 in aggregate principal amount of 8.5% senior notes due December 1, 2020 and priced at 100% (the “2012 Studio City Notes”). The interest on the 2012 Studio City Notes was accrued at a rate of 8.5% per annum, payable semi-annually in arrears. The net proceeds from the offering of the 2012 Studio City Notes were used to fund the Studio City project with conditions and sequence for disbursements in accordance with an agreement.
On December 31, 2018, Studio City Finance partially redeemed the 2012 Studio City Notes in aggregate principal amount of $400,000 at a price of 100%, together with accrued interest. The Company recorded a loss on extinguishment of debt of $2,489 during the year ended December 31, 2018 in connection with this redemption.
On January 22, 2019, Studio City Finance initiated a conditional tender offer (the “Conditional Tender Offer”), subject to sufficient funding, to purchase the outstanding balance of 2012 Studio City Notes in

STUDIO CITY INTERNATIONAL HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
(In thousands of U.S. dollars, except share and per share data)
8.	LONG-TERM DEBT, NET - continued

(a)	Senior Notes - continued

2012 Studio City Notes
 - continued
aggregate principal amount of $425,000, with accrued interest. The Conditional Tender Offer expired on February 4, 2019 with $216,534 aggregate principal amount of the 2012 Studio City Notes tendered. Studio City Finance used a portion of the net proceeds from the offering of the 2019 Studio City Notes (as described above) to fund the Conditional Tender Offer, and to redeem in full the remaining outstanding balance of 2012 Studio City Notes in aggregate principal amount of $208,466, with accrued interest on March 13, 2019. In connection with the redemption of the 2012 Studio City Notes, the Company recorded a loss on extinguishment of debt of $2,995 and a cost associated with debt modification
of $579, during the year ended December 31, 2019.
(b)	Credit Facilities

2016 Studio City Credit Facilities
On November 30, 2016, Studio City Company (the “Studio City Borrower”) amended and restated the Studio City Borrower’s prior senior secured credit facilities agreement from 10,855,880,000
Hong Kong dollars (
“
HK$
”
)
(equivalent to $1,395,357) to
 a
HK$234,000,000 (equivalent to $30,077) senior secured credit facilities agreement (the “2016 Studio City Credit Facilities”), comprising a HK$1,000,000 (equivalent to $129) term loan facility (the “2016 SC Term Loan Facility”) and a HK$233,000,000 (equivalent to $29,948) revolving credit facility (the “2016 SC Revolving Credit Facility”). As of December 31, 2019, the outstanding principal amount of

t
he 2016 SC
Term Loan Facility
and the 2016 SC Revolving Credit Facility
were HK$
1,000,000 (equivalent to $128) and nil, respectively, and the available borrowing capacity under the 2016 SC Revolving Credit Facility was
HK$233,000,000 (equivalent to $29,914).
The 2016 SC Term Loan Facility and the 2016 SC Revolving Credit Facility mature on November 30, 2021. The 2016 SC Term Loan Facility has to be repaid at maturity with no interim amortization payments. The 2016 SC Revolving Credit Facility is available up to the date that is one month prior to the 2016 SC Revolving Credit Facility’s maturity date. The 2016 SC Term Loan Facility is collateralized by cash of
HK$1,012,500 (equivalent to $130). The Studio City Borrower is subject to mandatory prepayment requirements in respect of various amounts of the 2016 SC Revolving Credit Facility as specified in the 2016 Studio City Credit Facilities; in the event of the disposal of all or substantially all of the business and assets of the Studio City borrowing group which includes the Studio City Borrower and certain of its subsidiaries as defined under the 2016 Studio City Credit Facilities (the “2016 Studio City Borrowing Group”), the 2016 Studio City Credit Facilities are required to be repaid in full.
In the event of a change of control, the Studio City Borrower may be required, at the election of any lender under the 2016 Studio City Credit Facilities, to repay such lender in full (other than the principal amount of the 2016 SC Term Loan Facility).
The indebtedness under the 2016 Studio City Credit Facilities is guaranteed by Studio City Investments and its subsidiaries (other than the Studio City Borrower). Security for the 2016 Studio City Credit Facilities includes a first-priority mortgage over any rights under the land concession contract of Studio City and an assignment of certain leases or rights to use agreements; as well as other customary security. The 2016 Studio City Credit Facilities contain certain affirmative and negative covenants customary for such financings, as well as affirmative, negative and financial covenants equivalent to those contained in the 2016 7.250% SC Secured Notes. Certain specified bank accounts of Melco Resorts Macau are pledged

STUDIO CITY INTERNATIONAL HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
(In thousands of U.S. dollars, except share and per share data)
8.	LONG-TERM DEBT, NET - continued
(b)	Credit Facilities - continued
2
016 Studio City Credit Facilities - continued
under 2016 Studio City Credit Facilities and related finance documents. The 2016 Studio City Credit Facilities are secured, on an equal basis with the 2016 7.250% SC Secured Notes, by substantially all of the material assets of Studio City Investments and its subsidiaries (although obligations under the 2016 Studio City Credit Facilities that are secured by common collateral securing the 2016 7.250% SC Secured Notes will have priority over the 2016 7.250% SC Secured Notes with respect to any proceeds received upon any enforcement action of such common collateral).
The 2016 Studio City Credit Facilities contain certain covenants that, subject to certain exceptions and conditions, limit the ability of Studio City Company, Studio City Investments and their respective restricted subsidiaries to, among other things: (i) incur or guarantee additional indebtedness and issue certain preferred stock; (ii) make specified restricted payments and investments; (iii) prepay or redeem subordinated debt or equity; (iv) issue or sell capital stock; (v) transfer, lease or sell assets; (vi) create or incur certain liens; (vii) impair the security interests in the Collateral; (viii) enter into agreements that restrict the restricted subsidiaries’ ability to pay dividends, transfer assets or make intercompany loans; (ix) change the nature of the business of the relevant group; (x) enter into transactions with shareholders or affiliates; and (xi) effect a consolidation or merger. The 2016 Studio City Credit Facilities also contains conditions and events of default customary for such financings.
There are provisions that limit certain payments of dividends and other distributions by the 2016 Studio City Borrowing Group to companies or persons who are not members of the 2016 Studio City Borrowing Group. As of December 31, 2019, the net assets of Studio City Investments and its restricted subsidiaries of approximately $1,082,000

were restricted from being distributed under the terms of the 2016 Studio City Credit Facilities.
Borrowings under the 2016 Studio City Credit Facilities bear interest at HIBOR plus a margin of 4% per annum
. The Studio City Borrower may select an interest period for borrowings under the 2016 Studio City Credit Facilities ranging from one to six months or any other agreed period. The Studio City Borrower is obligated to pay a commitment fee on the undrawn amount of the 2016 SC Revolving Credit Facility and recognized loan commitment fees of $416, $419 and $419

during the years ended December 31, 2019, 2018 and 2017, respectively.
(c)	Borrowing Rates and Scheduled Maturities of Long-term Debt
During the years ended December 31, 2019, 2018 and 2017, the Company’s average borrowing rates were approximately 7.05%, 7.50% and 7.52% per annum, respectively.

STUDIO CITY INTERNATIONAL HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
(In thousands of U.S. dollars, except share and per share data)
8.	LONG-TERM DEBT, NET - continued
(c)	Borrowing Rates and Scheduled Maturities of Long-term Debt - continued
Scheduled maturities of the long-term debt (excluding unamortized deferred
financing costs) as of December 31, 2019 are as follows:

Year ending December 31,
2020	$—
2021	850,128
2022	—
2023	—
2024	600,000

$1,450,128

9 .	LEASES
Lessee Arrangements
The Company is the lessee under operating leases for equipment and real estate, including the land in Macau on which Studio City is located.  Certain leases include options to extend the lease term and options to terminate the lease term. The land concession contract of Studio City has a term of 25 years, which is renewable for further consecutive periods of 10 years, subject to applicable legislation in Macau. The estimated term related to the land concession contract of Studio City is 40 years.
The components of lease cost are as follows:

Year Ended December 31, 2019
Operating lease cost:
Amortization of land use right	$3,300
Operating lease cost	1,409
Short-term lease cost	1,049

Total lease cost	$5,758

Other information related to lease term and discount rate is as follows:

December 31, 2019
Weighted average remaining lease term Operating leases	35.9 y ears
Weighted average discount rate Operating leases	7.01%

STUDIO CITY INTERNATIONAL HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
(In thousands of U.S. dollars, except share and per share data)
9.	LEASES - continued
Lessee Arrangements - continued
Maturities of operating lease liabilities as of December 31, 2019 are as follows:

Year ending December 31,
2020	$921
2021	1,012
2022	1,130
2023	1,130
2024	1,130
Over 2024	34,792

Total future minimum lease payments	40,115
Less: amount representing interest	(25,500)

Present value of future minimum lease payments	14,615
Current portion	(895)

Non-current portion	$13,720

Lessor Arrangements
The Company is the lessor under
non-cancellable
operating leases mainly for mall spaces in Studio City with various retailers that expire at various dates through August 2028. Certain of the operating leases include minimum base fees with contingent fee clauses based on a percentage of turnover.
During the years ended December 31, 2019, 2018 and 2017, the Company earned minimum operating lease income of $
150
, $
7,428
and $
13,151
and contingent operating lease income of $
8,077
, $
9,301
and $
10,216
, respectively.
Future minimum fees, excluding the contingent fees to be received under non-cancellable
operating leases as of December 31, 2019 were as follows:

Year ending December 31,
2020	$15,955
2021	6,825
2022	2,896
2023	2,170
2024	1,509
Over 2024	3,539

$32,894

10 .	FAIR VALUE MEASUREMENTS

Authoritative literature provides a fair value hierarchy, which prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The level in the hierarchy within which the fair value

STUDIO CITY INTERNATIONAL HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
(In thousands of U.S. dollars, except share and per share data)
10.	FAIR VALUE MEASUREMENTS - continued

measurement in its entirety falls is based upon the lowest level of input that is significant
to the fair value measurement as follows:
•	Level 1 – inputs are based upon unadjusted quoted prices for identical instruments traded in active markets.

•	Level 2 – inputs are based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active and model-based valuation techniques for which all significant assumptions are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

•	Level 3 – inputs are generally unobservable and typically reflect management’s estimates of assumptions that market participants would use in pricing the asset or liability. The fair values are therefore determined using model-based techniques that include option pricing models, discounted cash flow models and similar techniques.

The carrying values of cash and cash equivalents and restricted cash approximated fair value and were classified as level 1 in the fair value hierarchy. The carrying values of long-term deposits and other long-term liabilities approximated fair value and were classified as level 2 in the fair value hierarchy. The estimated fair value of long-term debt as of December 31, 2019 and 2018, which included the 201
6
Studio City
Secured
Notes, the 2019 Studio City Notes, the 201
2
Studio City Notes and the 2016 Studio City Credit Facilities, were approximately $1,505,673 and $1,648,050, respectively, as compared to its carrying value, excluding unamortized deferred financing costs, of $1,450,128 and $1,625,128, respectively. Fair values were estimated using quoted market prices and were classified as level 1 in the fair value hierarchy for the 201
6
Studio City
Secured
Notes, the 2019 Studio City Notes and the 201
2
Studio City Notes. Fair value for the 2016 Studio City Credit Facilities approximated the carrying value as the instrument carried variable interest rates approximated the market rates and was classified as level 2 in the fair value hierarchy.
As of December 31, 2019 and 2018, the Company did not have any non-financial
assets or liabilities that were recognized or disclosed at fair value in the accompanying
consolidated financial statements.

1 1 .	CAPITAL STRUCTURE

Immediately prior to the Organizational Transactions, Studio City International’s authorized share capital was
200,000
shares of $
1
par value per share and 18,127.94 ordinary shares were issued and fully paid.
In October 2018, in connection with the Organizational Transactions, Studio City International amended and restated the memorandum and articles of association to, among other things, authorized two classes of ordinary shares, the Class A ordinary shares and the Class B ordinary shares, in each case with a par value of $0.0001 each. Studio City International’s authorized share capital of $200 was divided into 2,000,000,000 shares comprising of 1,927,488,240 Class A ordinary shares and 72,511,760 Class B ordinary shares of a par value of $0.0001 each. The 60% equity interest in Studio City International held directly by MCO Cotai prior to the Organizational Transactions was reclassified into 108,767,640 Class A ordinary shares while the 40% equity interest in Studio City International held directly by New Cotai prior to the Organizational Transactions was exchanged for 72,511,760 Class B ordinary shares.
Each Class A ordinary share and each Class B ordinary share entitles its holder to one vote on all matters to be voted on by shareholders generally and holders of Class A ordinary shares and Class B ordinary shares will vote together as a single class on all matters presented to the shareholders for their vote or approval,
F-3
1

STUDIO CITY INTERNATIONAL HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
(In thousands of U.S. dollars, except share and per share data)
11.	CAPITAL STRUCTURE - continued

except as otherwise required by applicable law or the memorandum of association and articles of association. The Class A ordinary shares and the Class B ordinary shares have the same rights, except that holders of the Class B ordinary shares only have voting and no economic rights to receive dividends or distribution upon the liquidation or winding up of Studio City International. In addition, pursuant to the terms of the Participation Agreement, New Cotai has a non-voting,
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
On October 22, 2018, Studio City International completed the Offering of 28,750,000 ADSs, representing 115,000,000 Class A ordinary shares, and together with the concurrent private placement of 800,376 Class A ordinary shares to Melco International to effect an assured entitlement distribution, a total of 115,800,376 Class A ordinary shares were issued with gross proceeds amounting to $361,876 and offering expenses of $16,573.
On November 19, 2018, pursuant to the full exercise by the underwriters of the over-allotment option, Studio City International issued an additional 4,312,500 ADSs, representing 17,250,000 Class A ordinary shares with gross proceeds amounting to $53,906.
As of December 31, 2019 and 2018, Studio City International had 241,818,016 Class A ordinary shares and 72,511,760 Class B ordinary shares
issued and outstanding.
For the preparation of the accompanying consolidated financial statements, Studio City International has retrospectively presented the share capital as if the Organizational Transactions had occur
r
ed at the beginning of the earliest period presented. Such retrospective presentation reflects the redesignation of the then issued 18,127.94 ordinary shares of $1 par value each into 181,279,400 Class A ordinary shares of $0.0001 par value each. Further information is included in Note 2(
u
).
12.	INCOME TAXES

Income (loss) before income tax consisted of:

	Year Ended December 31,
	2019	2018	2017
Macau operations	$181,579	$137,918	$83,201
Hong Kong and other jurisdictions operations	(137,548)	(158,119)	(159,877)

Income (loss) before income tax	$44,031	$(20,201)	$(76,676)

STUDIO CITY INTERNATIONAL HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
(In thousands of U.S. dollars, except share and per share data)
12.	INCOME TAXES - continued

The income tax expense (credit) consisted of:

	Year Ended December 31,
	2019	2018	2017
Under provision of income taxes in prior years:
Macau Complementary Tax	$—	$86	$—

Income tax expense (credit) - deferred:
Macau Complementary Tax	402	458	(239)

Total income tax expense (credit)	$402	$544	$(239)

A reconciliation of the income tax expense (credit) from income (loss) before income tax per
the accompanying consolidated statements of operations is as follows:

	Year Ended December 31,
	2019	2018	2017
Income (loss) before income tax	$44,031	$(20,201)	$(76,676)
Macau Complementary Tax rate	12%	12%	12%
Income tax expense (credit) at Macau Complementary Tax rate	5,284	(2,424)	(9,201)
Under provision in prior years	—	86	—
Effect of income for which no income tax expense is payable	—	(177)	—
Effect of expenses for which no income tax benefit is receivable	17,438	20,001	20,190
Effect of profits exempted from Macau Complementary Tax	(42,203)	(35,698)	(29,833)
Changes in valuation allowances	5,017	(1,456)	17,993
Expired tax loss es	14,866	20,212	612

Income tax expense (credit)	$402	$544	$(239)

Studio City International and certain of its subsidiaries are exempt from tax in the Cayman Islands or BVI, where they are incorporated. The remaining subsidiaries of Studio City International incorporated in Macau and Hong Kong are subject to Macau Complementary Tax and Hong Kong Profits Tax, respectively, during the years ended December 31, 2019, 2018 and 2017.
Macau Complementary Tax and Hong Kong Profits Tax are provided at 12% and 16.5% on the estimated taxable income earned in or derived from Macau and Hong Kong, respectively, during the years ended December 31, 2019, 2018 and 2017, if applicable.
Pursuant to the approval notice issued by the Macau government in January 2017, one of the Studio City International’s subsidiaries in Macau was granted an extension of the Macau Complementary Tax exemption on profits generated from income received from Melco Resorts Macau under the Services and Right to Use Arrangements for an additional five years from 2017 to 2021, to the extent that such income is derived from Studio City gaming operations and has been subject to gaming tax. The non-gaming
profits and dividend distributions of such subsidiary to its shareholders continue to be subject to Macau Complementary Tax.

STUDIO CITY INTERNATIONAL HOLDINGS
LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
(In thousands of U.S. dollars, except share and per share data)
1 2 .	INCOME TAXES - continued

During the years ended December 31, 2019 and 2018, had the Company not received the income tax exemption on profits generated from income received from Melco Resorts Macau under the Services and Right to Use Arrangements, the Company’s consolidated net income attributable to Studio City International Holdings Limited for the year ended December 31, 2019 would have been decreased by $32,467 and diluted net income attributable to Studio City International Holdings Limited per Class A ordinary share would have been decreased by $0.134 per share, and the Company’s consolidated net loss attributable to Studio City International Holdings Limited for the years ended December 31, 2018 and 2017 would have been increased
by $33,835 and $29,833,
and diluted net

loss attributable to Studio City International Holdings Limited per Class A ordinary share would have been increased by $0.177 and $0.165 per share, respectively.
The effective tax rates for the years ended December 31, 2019, 2018 and 2017 were 0.9%, (2.7)% and 0.3%, respectively. Such rates differ from the statutory Macau Complem
e
ntary Tax rate of 12% primarily due to the effect of profits exempted from Macau Complementary Tax, the effect of expired
tax
loss
es
, the effect of changes in valuat
i
on allowances and the effect of
expenses for which no income tax
benefit is
receivable for the years ended December 31, 2019, 2018 and 2017.
The net deferred tax liabilities as of December 31, 2019 and 2018 consisted of the following:

	December 31,
	2019	2018
Deferred tax assets
Net operating losses carried forward	$45,658	$44,237
Depreciation and amortization	18,166	14,101
Lease liabilities	1,754	—

Sub-total	65,578	58,338

Valuation allowances	(63,869)	(58,338)

Total deferred tax assets	1,709	—

Deferred tax liabilities
Right- of- use assets	(1,709)	—
Unrealized capital allowances	(1,453)	(1,044)

Total deferred tax liabilities	(3,162)	(1,044)

Deferred tax liabilities, net	$(1,453)	$(1,044)

As of December 31, 2019 and 2018, valuation allowances of $63,869 and $58,338 were provided, respectively, as management believes it is more likely than not that these deferred tax assets will not be realized. As of December 31, 2019, adjusted operating tax losses carry forward, amounting to $111,823, $135,237 and $133,424 will expire in 2020, 2021 and 2022, respectively. Adjusted operating tax losses carried forward of $123,886 expired during the year ended December 31, 2019.
Deferred tax, where applicable, is provided under the asset and liability method at the enacted
statutory income tax rate of the respective tax jurisdictions, applicable to the respective financial years, on the difference between the consolidated financial statements carrying amounts and income tax base of assets and liabilities.
Undistributed earnings of a foreign subsidiary of Studio City International available for distribution to Studio City International of approximately $982,864 and $631,174 as at December 31, 2019 and 2018,

STUDIO CITY INTERNATIONAL HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
(In thousands of U.S. dollars, except share and per share data)
12.	INCOME TAXES - continued

respectively, are considered to be indefinitely reinvested. Accordingly, no provision has been made for the dividend withholding taxes that would be payable upon the distribution of those amounts to Studio City International. If those earnings were to be distributed or they were determined to be no longer permanently reinvested, Studio City International would have to record a deferred income tax liability in respect of those undistributed earnings of approximately $117,944 and $75,741 as at December 31, 2019 and 2018, respectively.
The Company concluded that there were no significant uncertain tax positions requiring recognition in the accompanying consolidated financial statements for the years ended December 31, 2019, 2018 and 2017 and there are no material unrecognized tax benefits which would favorably affect the effective income tax rates in future periods. As of December 31, 2019 and 2018, there were no interest and penalties related to uncertain tax positions recognized in the accompanying consolidated financial statements. The Company does not anticipate any significant increases or decreases in unrecognized tax benefits within the next twelve months.
Income tax returns of Studio City
International’s
subsidiaries remain open and subject to examination by the tax authorities of Macau and Hong Kong until the statute of limitations expire in each corresponding jurisdiction. The statute of limitations in Macau and Hong Kong are five years and six years, respectively.
13 .	EMPLOYEE BENEFIT PLANS

The Company provides defined contribution plans for its employees in Macau. Certain executive officers of the Company are members of defined contribution plan in Hong Kong operated by Melco. During the years ended December 31, 2019, 2018 and 2017, the Company’s contributions into these plans were $
(20),
$(324) and $85, respectively.
14 .	DISTRIBUTION OF PROFITS

All subsidiaries of Studio City International incorporated in Macau are required to set aside a minimum of 25% of the entity’s profit after tax to the legal reserve until the balance of the legal reserve reaches a level equivalent to 50% of the entity’s share capital in accordance with the provisions of the Macau Commercial Code. The legal reserve sets aside an amount from the subsidiaries’ statements of operations and is not available for distribution to the shareholders of the subsidiaries. The appropriation of the
legal reserve is recorded in the subsidiaries’ financial statements in the year in which it is approved by the board of directors of the relevant subsidiaries. As of December 31, 2019 and 2018, the balance of the reserve amounted to $6 and $6, respectively.
The Company’s borrowings, subject to certain exceptions and conditions, contain certain restrictions on paying dividends and other distributions, as defined in the respective indentures governing the relevant senior notes and the credit facility agreement, details of which are disclosed in Note
8
under each of the respective borrowings.
During the years ended December 31, 2019, 2018 and 2017, Studio City International did not declare or pay any cash dividends on the ordinary shares. No dividends have been proposed since the end of the reporting period.

F-3
5

STUDIO CITY INTERNATIONAL HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
(In thousands of U.S. dollars, except share and per share data)
1 5 .	COMMITMENTS AND CONTINGENCIES

(a)	Capital Commitments

As of December 31, 2019, the Company had capital commitments contracted for but not incurred for the construction and acquisition of property and equipment for Studio City totaling $481,446.
(b)	Guarantee

Except as disclosed in Note
8
, the Company has made the following significant guarantee as of December 31, 2019:
Trade Credit Facility
In October 2013, one of the Studio City International’s subsidiaries entered into a trade credit facility agreement for HK$200,000,000 (equivalent to $25,677) (“Trade Credit Facility”) with a bank to meet certain payment obligations of the Studio City project. The Trade Credit Facility which matured on August 31, 2019 was further extended to August 31, 2021, and is guaranteed by Studio City Company. As of December 31, 2019, approximately $642 of the Trade Credit Facility had been utilized.
(c)	Litigation

As of December 31, 2019, the Company
was
a party to certain legal proceedings which relate to matters arising out of the ordinary course of its business. Management believes that the outcome of such proceedings have no material impacts on the Company’s consolidated financial statements as a whole.

F-3
6

STUDIO CITY INTERNATIONAL HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
(In thousands of U.S. dollars, except share and per share data)
1 6 .	RELATED PARTY TRANSACTIONS

During the years ended December 31, 2019, 2018 and 2017, the Company entered into the following significant related party transactions:

		Year Ended December 31,
Related companies	Nature of transactions	2019	2018	2017

Transactions with affiliated companies

Melco and its subsidiaries	Revenues (services provided by the Company):
	Provision of gaming related services	$393,512	$339,924	$295,638
	Rooms and food and beverage (1)	92,584	89,862	82,862
	Services fee (2)	39,470	39,126	39,971
	Entertainment (1)	7,685	1,191	1,328

	Costs and expenses (services provided to the Company):
	Staff costs recharges (3)	89,273	92,214	98,622
	Corporate services (4)	34,519	33,256	33,453
	Other services	16,117	12,498	11,043
	Staff and related costs capitalized in construction in progress	7,864	3,617	1,504
	Purchases of goods and services	523	310	312

	Sale and purchase of assets:
	Transfer-in of other long-term assets	17,516	15,246	2,584
	Purchases of property and equipment	8	41	282
	Sale of property and equipment and other long-term assets	1,323	9,112	1,667

A joint venture and a subsidiary of MECOM Power and Construction Limited (“MECOM”) (5)	Costs and expenses (services provided to the Company): Consultancy fee	3,096	2,878	568
	Purchase of assets:
	Construction and renovation work performed and recognized as property and equipment	4,328	3,741	5,101

Notes
(1)	These revenues primarily represented the retail values (before the adoption of the New Revenue Standard) or standalone selling prices (upon the adoption of the New Revenue Standard) of the complimentary services (including rooms, food and beverage and entertainment services) provided to Studio City Casino’s gaming patrons and charged to Melco Resorts Macau. For the years ended December 31, 2019, 2018 and 2017, the related party rooms and food and beverage revenues and entertainment revenues aggregated to $100,269, $91,053 and $84,190, respectively, of which $87,005, $81,267 and $74,326 related to Studio City Casino’s gaming patrons and $13,264, $9,786 and $9,864 related to non-Studio City Casino’s gaming patrons, respectively.

(2)	Services provided by the Company to Melco and its subsidiaries mainly include, but are not limited to, certain shared administrative services and shuttle bus transportation services provided to Studio City Casino.

F-3
7

STUDIO CITY INTERNATIONAL HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
(In thousands of U.S. dollars, except share and per share data)
16.	RELATED PARTY TRANSACTIONS - continued

(3)
Staff costs are recharged by Melco and its subsidiaries for staff who are solely dedicated to Studio City to carry out activities, including food and beverage management, retail management, hotel management, entertainment projects, mall development and sales and marketing activities and staff costs for certain shared administrative services.

(4)
Corporate services are provided to the Company by Melco and its subsidiaries. These services include, but are not limited to, general corporate services and senior executive management services for operational purposes.

(5)
A company in which Mr. Lawrence Yau Lung Ho, Studio City International’s director, had beneficial interest of approximately 20% until December 10, 2019, the date on which Mr. Lawrence Yau Lung Ho disposed his entire beneficial interest in MECOM. The amount in 2019 represents the transaction
s
with a joint venture and a subsidiary of MECOM during the period from January 1, 2019 to December 10, 2019.

(a)	Amounts Due from Affiliated Companies

The outstanding balances mainly arising from operating income or prepayment of operating expenses as of December 31, 2019 and 2018, are unsecured, non-interest
bearing and repayable on demand with details as follows:

	December 31,
	2019	2018
Melco’s subsidiaries	$61,990	$42,338
Others	—	1

	$61,990	$42,339

(b)	Amounts Due to Affiliated Companies

The outstanding balances mainly arising from construction and renovation work performed and operating expenses as of December 31, 2019 and 2018, are unsecured, non-interest
bearing and repayable on demand with details as follows:

	December 31,
	2019	2018
Melco and its subsidiaries	$14,248	$18,543
A joint venture and a subsidiary of MECOM	—	3,410

	$14,248	$21,953

17.	SEGMENT INFORMATION

The Company’s principal operating activities are engaged in the hospitality business and provision of gaming related services in Macau. The Company monitors its operations and evaluates earnings by reviewing the assets and operations of Studio City as one operating segment. Accordingly, the Company does not present separate segment information. As of December 31, 2019 and 2018, the Company operated in one geographical area, Macau, where it derives its revenue and its long-lived assets are located.

STUDIO CITY INTERNATIONAL HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
(In thousands of U.S. dollars, except share and per share data)
18.	SUBSEQUENT EVENTS
(a)
In January 2019, Melco Resorts Macau informed the Company that it would cease VIP rolling chip operations at the Studio City Casino on January 15, 2020. In January 2020, Melco Resorts Macau agreed to continue the VIP rolling chip operations at the Studio City Casino until January 15, 2021, subject to early termination with 30 days’ prior notice by either the Company or Melco Resorts Macau.

(b)
In connection with the outbreak of the coronavirus (Covid-19) in the first quarter of 2020, severe travel restrictions, temporary business closures and other prohibitions have been imposed by the People’s Republic of China (“PRC”), Macau and other countries throughout the world, which has significantly disrupted the Company’s operations. On February 5, 2020, the Studio City casino operations were suspended for a 15-day period. On February 20, 2020, casino operations resumed in Macau with limited visitation from Hong Kong, Taiwan and certain regions of the PRC among other countries. In March 2020, the Macau government, the Hong Kong government and several provinces in the PRC, including Guangdong, imposed further entry bans, restrictions and quarantine requirements on nearly all visitors traveling to and from Macau, which is expected to significantly impact the Studio City casino and resort operations.

The Covid-19 outbreak and the related events have also caused severe disruptions to the Company’s resort tenants and other business partners, which may increase the risk of these entities defaulting on their contractual obligations with the Company.
The disruptions to the Company’s business had material adverse effects on its financial condition and operations during the first quarter of 2020. As the disruptions are ongoing, the Company expects such adverse effects will continue, and may worsen beyond the first quarter of 2020. The Company is unable to reasonably estimate the financial impact to the Company’s future results of operations, cash flows and financial condition due to uncertainties surrounding the business closures, travel restrictions and other events related to the Covid-19 outbreak.

STUDIO CITY INTERNATIONAL HOLDINGS LIMITED
ADDITIONAL INFORMATION - FINANCIAL STATEMENT SCHEDULE 1
FINANCIAL INFORMATION OF PARENT COMPANY
CONDENSED BALANCE SHEETS
(In thousands of U.S. dollars, except share and per share data)

	December 31,
	2019	2018
ASSETS

CURRENT ASSETS
Cash and cash equivalents	$908	$5,970
Amount due from a subsidiary	5	1

Total current assets	913	5,971

INVESTMENTS IN SUBSIDIARIES	891,367	843,472

TOTAL ASSETS	$892,280	$849,443

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Accrued expenses and other current liabilities	$880	$5,925
Amounts due to subsidiaries	32	46

Total current liabilities	912	5,971

TOTAL LIABILITIES	912	5,971

SHAREHOLDERS’ EQUITY

Class A ordinary shares, par value $0.0001; 1,927,488,240 shares authorized; 241,818,016 shares issued and outstanding	24	24
Class B ordinary shares, par value $0.0001; 72,511,760 shares authorized; 72,511,760 shares issued and outstanding	7	7
Additional paid-in capital	1,655,602	1,655,602
Accumulated other comprehensive income ( loss )	269	(14,063)
Accumulated losses	(764,534)	(798,098)

Total shareholders’ equity	891,368	843,472

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$892,280	$849,443

F-
40

STUDIO CITY INTERNATIONAL HOLDINGS LIMITED
ADDITIONAL INFORMATION - FINANCIAL STATEMENT SCHEDULE 1
FINANCIAL INFORMATION OF PARENT COMPANY
CONDENSED STATEMENTS OF OPERATIONS
(In thousands of U.S. dollars)

	Year Ended December 31,
	2019	2018	2017
REVENUE	$—	$—	$—

OPERATING COSTS AND EXPENSES
General and administrative	—	(133)	(412)

Total operating costs and expenses	—	(133)	(412)

OPERATING LOSS	—	(133)	(412)

NON-OPERATING INCOME (EXPENSES)
Interest income	—	102	129
Foreign exchange gains, net	1	616	—
Share of results of subsidiaries	33,563	(22,183)	(76,154)

Total non-operating income (expenses), net	33,564	(21,465)	(76,025)

INCOME (LOSS) BEFORE INCOME TAX	33,564	(21,598)	(76,437)
INCOME TAX EXPENSE	—	—	—

NET INCOME (LOSS)	$33,564	$(21,598)	$(76,437)

F-
41

STUDIO CITY INTERNATIONAL HOLDINGS LIMITED
ADDITIONAL INFORMATION - FINANCIAL STATEMENT SCHEDULE 1
FINANCIAL INFORMATION OF PARENT COMPANY
CONDENSED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(In thousands of U.S. dollars)

	Year Ended December 31,
	2019	2018	2017
Net income (loss)	$33,564	$(21,598)	$(76,437)
Other comprehensive income (loss):
Foreign currency translation adjustments, before and after tax	14,332	(14,551)	—

Other comprehensive income (loss)	14,332	(14,551)	—

Total comprehensive income (loss)	$47,896	$(36,149)	$(76,437)

F-4
2

STUDIO CITY INTERNATIONAL HOLDINGS LIMITED
ADDITIONAL INFORMATION - FINANCIAL STATEMENT SCHEDULE 1
FINANCIAL INFORMATION OF PARENT COMPANY
CONDENSED STATEMENTS OF CASH FLOWS
(In thousands of U.S. dollars)

	Year Ended December 31,
	2019	2018	2017
CASH FLOWS FROM OPERATING ACTIVITIES
Net cash provided by (used in) operating activities	$1	$(2,346)	$(321)

CASH FLOWS FROM INVESTING ACTIVITIES
Advances to subsidiaries	—	(423,553)	(6)
Withdrawal of bank deposit with original maturity over three months	—	5,000	—
Placement of bank deposit with original maturity over three months	—	—	(5,000)

Net cash used in investing activities	—	(418,553)	(5,006)

CASH FLOW FROM A FINANCING ACTIVITY
(Payments for) net proceeds from issuance of shares	(5,063)	405,152	—

Cash (used in) provided by a financing activity	(5,063)	405,152	—

NET DECREASE IN CASH, CASH EQUIVALENTS AND RESTRICTED CASH	(5,062)	(15,747)	(5,327)
CASH, CASH EQUIVALENTS AND RESTRICTED CASH AT BEGINNING OF YEAR	5,970	21,717	27,044

CASH, CASH EQUIVALENTS AND RESTRICTED CASH AT END OF YEAR	$908	$5,970	$21,717

SUPPLEMENTAL CASH FLOW DISCLOSURE
Offering expenses capitalized for the issuance of shares included in accrued expenses and other current liabilities	$—	$5,943	$—

F-
43

STUDIO CITY INTERNATIONAL HOLDINGS LIMITED
ADDITIONAL INFORMATION - FINANCIAL STATEMENT SCHEDULE 1
FINANCIAL INFORMATION OF PARENT COMPANY
NOTES TO CONDENSED FINANCIAL STATEMENT SCHEDULE 1
(In thousands of U.S. dollars)
1.	Schedule 1 has been provided pursuant to the requirements of Rule
12-04(a)
and
4-08(e)(3)
of Regulation
S-X,
which require condensed financial information as to financial position, cash flows and results and operations of a parent company as of the same dates and for the same periods for which audited consolidated financial statements have been presented when the restricted net assets of the consolidated and unconsolidated subsidiaries together exceed 25 percent of consolidated net assets as of end of the most recently completed fiscal year. As of December 31, 2019, approximately $1,180,000 of the restricted net assets were not available for distribution, and as such, the condensed financial information of Studio City International has been presented for the years ended December 31, 2019, 2018 and 2017. Studio City International did not receive any cash dividend from its subsidiary during the years ended December 31, 2019, 2018 and 2017.

2.	Basis of Presentation

The
accompanying
condensed financial information has been prepared using the same accounting policies as set out in Studio City International’s consolidated financial statements except that the parent company has used equity method to account for its investments in subsidiaries.

F-
44