Form 20-F
period 2020-12-31
STUDIO CITY INTERNATIONAL HOLDINGS Ltd
filed 2021-03-31
CIK 1713334

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2020
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
370,352,700 Class A ordinary shares and 72,511,760 Class B ordinary shares outstanding as of December 31, 2020
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule
 405 of the Securities Act.

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
 S-T
 (
§
232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

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
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.    Yes
☒
    No
☐
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
☐
    No
☐

i

ii

iii

INTRODUCTION
In this annual report on
Form 20-F,
unless otherwise indicated:

•
“2018 Project Facility” refers to the senior secured project facility, dated January 28, 2013 and as amended from time to time, entered into between, among others, Studio City Company, as borrower, and certain subsidiaries as guarantors, comprising a term loan facility of HK$10,080,460,000 (approximately US$1.3 billion) and revolving credit facility of HK$775,420,000 (approximately US$100 million), and which was amended, restated and extended by the 2021 Studio City Senior Secured Credit Facility;

•
“2020 Notes” refers to the 8.50% senior notes due 2020 in an aggregate principal amount of US$825,000,000 issued by Studio City Finance on November 26, 2012 and as to which no amount remains outstanding following the redemption of all remaining outstanding amounts in March 2019;

•
“2020 Notes Tender Offer” refers to the conditional tender offer by Studio City Finance to purchase for cash any and all of the outstanding 2020 Notes, which commenced in January 2019 and settled in February 2019;

•
“2021 Studio City Senior Secured Credit Facility” refers to the facility agreement dated November 23, 2016 with, among others, Bank of China Limited, Macau Branch, to amend, restate and extend the 2018 Project Facility to provide for senior secured credit facilities in an aggregate amount of HK$234.0 million, which consist of a HK$233.0 million (approximately US$30.1 million) revolving credit facility and a HK$1.0 million (approximately US$129,000) term loan facility, and which has been amended, restated and extended by the 2028 Studio City Senior Secured Credit Facility;

•
“2024 Notes” refers to the 7.25% senior notes due 2024 in an aggregate principal amount of US$600,000,000 issued by Studio City Finance on February 11, 2019 and as to which no amount remains outstanding following the redemption of all remaining outstanding amounts in February 2021;

•	“2024 Notes Tender Offer” refers to the conditional tender offer by Studio City Finance to purchase for cash any and all of the outstanding 2024 Notes, which commenced and settled in January 2021;

•	“2025 Notes” refers to the 6.00% senior notes due 2025 in an aggregate principal amount of US$500,000,000 issued by Studio City Finance on July 15, 2020;

•	“2028 Notes” refers to the 6.50% senior notes due 2028 in an aggregate principal amount of US$500,000,000 issued by Studio City Finance on July 15, 2020;

•
“2028 Studio City Senior Secured Credit Facility” refers to the facility agreement dated March 15, 2021 with, among others, Bank of China Limited, Macau Branch, to amend, restate and extend the 2021 Studio City Senior Secured Credit Facility to provide for senior secured credit facilities in an aggregate amount of HK$234.0 million, which consist of a HK$233.0 million (approximately US$30.1 million) revolving credit facility and a HK$1.0 million (approximately US$129,000) term loan facility;

•	“2029 Notes” refers to the 5.00% senior notes due 2029 in an aggregate principal amount of US$750,000,000 issued by Studio City Finance on January 14, 2021;

•	“ADSs” refers to our American depositary shares, each of which represents four Class A ordinary shares;

•	“Altira Macau” refers to an integrated resort located in Taipa, Macau, that caters to Asian VIP rolling chip customers;

•	“board” and “board of directors” refer to the board of directors of our Company or a duly constituted committee thereof;

•
“China” and “PRC” refer to the People’s Republic of China, excluding the Hong Kong Special Administrative Region of the PRC (Hong Kong), the Macau Special Administrative Region of the PRC (Macau) and Taiwan from a geographical point of view;

•
“City of Dreams” refers to an integrated resort located in Cotai, Macau, which currently features casino areas and four luxury hotels, including a collection of retail brands, a wet stage performance theater (temporarily closed since June 2020) and other entertainment venues;

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

•	“MOP” or “Pataca(s)” refers to the legal currency of Macau;

•	“MSC Cotai” refers to our subsidiary, MSC Cotai Limited, which is a company incorporated in the British Virgin Islands with limited liability;

•	“New Cotai” refers to New Cotai, LLC, a Delaware limited liability company;

•	“Renminbi” and “RMB” refer to the legal currency of China;

•	“Studio City” refers to a cinematically-themed integrated resort in Cotai, an area of reclaimed land located between the islands of Taipa and Coloane in Macau;

•	“Studio City Casino” refers to the gaming areas being operated within Studio City;

•	“Studio City Company” refers to our subsidiary, Studio City Company Limited, which is a company incorporated in the British Virgin Islands with limited liability;

•
“Studio City Company Notes” refers to, collectively, the US$350.0 million aggregate principal amount of 5.875% senior secured notes due 2019 (the “2019 Studio City Company Notes”) and the US$850.0 million aggregate principal amount of 7.250% senior secured notes due 2021 (the “2021

Studio City Company Notes”), each issued by Studio City Company on November 30, 2016 and as to which no amount remains outstanding following the repayment in full upon maturity in November 2019 (in the case of the 2019 Studio City Company Notes) and the redemption of all remaining outstanding amounts in August 2020 (in the case of the 2021 Studio City Company Notes);

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

•
“Studio City Project Facility” refers to the senior secured project facility, dated January 28, 2013 and as amended from time to time, entered into between, among others, Studio City Company, as borrower, and certain subsidiaries as guarantors, comprising a term loan facility of HK$10,080,460,000 (approximately US$1,300 million) and revolving credit facility of HK$775,420,000 (approximately US$100 million), and which was amended, restated and extended by the 2021 Studio City Senior Secured Credit Facility;

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
This annual report on
Form 20-F
includes our audited consolidated financial statements for the years ended December 31, 2020, 2019 and 2018 and as of December 31, 2020 and 2019.
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

“mass market table games segment”	the mass market segment consisting of mass market patrons who play table games

“MICE”	Meetings, Incentives, Conventions and Exhibitions, an acronym commonly used to refer to tourism involving large groups brought together for an event or specific purpose

“net rolling”	net turnover in a non-negotiable chip game

“non-negotiable chip”	promotional casino chip that is not to be exchanged for cash

“non-rolling chip”	chip that can be exchanged for cash, used by mass market patrons to make wagers

“occupancy rate”	the average percentage of available hotel rooms occupied, including complimentary rooms, during a period

“premium direct player”	a rolling chip player who is a direct customer of the concessionaires or subconcessionaires and is attracted to the casino through marketing efforts of the gaming operator

“progressive jackpot”	a jackpot for a gaming machine or table game where the value of the jackpot increases as wagers are made; multiple gaming machines or table games may be linked together to establish one progressive jackpot

“revenue per available room” or “REVPAR”	calculated by dividing total room revenues including complimentary rooms (less service charges, if any) by total rooms available, thereby representing a combination of hotel average daily room rates and occupancy

“rolling chip” or “VIP rolling chip”	non-negotiable chip primarily used by rolling chip patrons to make wagers

“rolling chip patron”	a player who primarily plays on a rolling chip or VIP rolling chip tables and typically plays for higher stakes than mass market gaming patrons

“rolling chip segment”	consists of table games played in private VIP gaming rooms or areas by rolling chip patrons who are either premium direct players or junket players

“rolling chip volume”	the amount of non-negotiable chips wagered and lost by the rolling chip market segment

“rolling chip win rate”	rolling chip table games win (calculated before discounts, commissions,
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
In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. We have based the forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, among other things, statements relating to:

•	our goals and strategies;

•	the material impact of the global COVID-19 pandemic on our business, financial results and liquidity, which could worsen and persist for an unknown duration;

•	the reduced access to our target markets due to travel restrictions, and the potential long-term impact on customer retention;

•	the expected growth of the gaming and leisure market in Macau and visitation in Macau;

•
restrictions or conditions on visitation by citizens of mainland China to Macau, including in connection with the
COVID-19
pandemic, with respect to which we are unable to predict when all, or any of, such travel restrictions will be eased, or the period of time required for tourism to return to pre-pandemic levels
(if at all);

•
the impact on the travel and leisure industry from factors such as an outbreak of an infectious disease, such as the
COVID-19
pandemic, extreme weather patterns or natural disasters, military conflicts and any future security alerts and/or terrorist attacks or other acts of violence;

•	general domestic or global political and economic conditions, including in China and Hong Kong, which may impact levels of travel, leisure and consumer spending;

•	our ability to successfully operate Studio City;

•	our ability to obtain all required governmental approval, authorizations and licenses for the remaining project;

•	our ability to obtain adequate financing for the remaining project;

•	our ability to develop the remaining project in accordance with our business plan, completion time and within budget;

•	our compliance with conditions and covenants under the existing and future indebtedness;

•	construction cost estimates for the remaining project, including projected variances from budgeted costs;

•	our ability to enter into definitive contracts with contractors with sufficient skill, financial strength and relevant experience for the construction of the remaining project;

•	capital and credit market volatility;

•	our ability to raise additional capital, if and when required;

•
increased competition from other casino hotel and resort projects in Macau and elsewhere in Asia, including the concessionaires (SJM, Wynn Resorts Macau and Galaxy) and subconcessionaires (including MGM Grand Paradise, S.A., or MGM Grand, and Venetian Macau Limited, or Venetian Macau) in Macau;

•	government policies and regulation relating to the gaming industry, including gaming license approvals and the legalization of gaming in other jurisdictions, and leisure market in Macau;

•	the uncertainty of tourist behavior related to spending and vacationing at casino resorts in Macau;

•	fluctuations in occupancy rates and average daily room rates in Macau;

•	the liberalization of travel restrictions on PRC citizens and convertibility of the Renminbi;

•	the tightened control of certain cross-border fund transfers from the PRC;

•	the completion of infrastructure projects in Macau;

•	our ability to retain and increase our customers;

•	our ability to offer new services and attractions;

•	our future business development, financial condition and results of operations;

•	the expected growth in, market size of and trends in the market in Macau;

•	expected changes in our revenues, costs or expenditures;

•	our expectations regarding demand for and market acceptance of our brand and business;

•	our ability to continue to develop new technologies and/or upgrade our existing technologies;

•	cybersecurity risks including misappropriation of customer information or other breaches of information security;

•	our ability to protect our intellectual property rights;

•	growth of and trends of competition in the gaming and leisure market in Macau;

•	general economic and business conditions globally and in Macau;

•
our ability to comply with the NYSE Business Plan (as defined herein), the New York Stock Exchange’s continued listing standards and maintain the listing of our ADSs on the New York Stock Exchange; and

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
A. SELECTED FINANCIAL DATA
The following selected consolidated statement of operations data for the years ended December 31, 2020, 2019 and 2018 and balance sheet data as of December 31, 2020 and 2019 have been derived from our audited consolidated financial statements included elsewhere in this annual report beginning on page F-1.
The Company adopted Accounting Standards Codification 326,
Financial Instruments — Credit Losses (Topic 326)
(“ASU
2016-13”)
on January 1, 2020 under the modified retrospective method. Results for the periods beginning on or after January 1, 2020 are presented under the ASU
2016-13,
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
The selected consolidated statement of operations data for the years ended December 31, 2017 and 2016 and the balance sheet data as of December 31, 2018, 2017 and 2016 have been derived from our consolidated financial statements not included in this annual report. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP. You should read the selected consolidated financial data in conjunction with our consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report. The historical results are not necessarily indicative of the results of operations to be expected in the future.

	Year Ended December 31,
	2020 (1)	2019 (2)	2018 (3)	2017	2016
	(In thousands of US$, except for share and per share data)
Consolidated Statements of Operations Data:
Total operating revenues	$49,208	$626,733	$571,213	$539,814	$424,531
Total operating costs and expenses	$(329,136)	$(448,737)	$(433,351)	$(459,364)	$(479,297)
Operating (loss) income	$(279,928)	$177,996	$137,862	$80,450	$(54,766)
Net (loss) income	$(405,092)	$43,629	$(20,745)	$(76,437)	$(242,789)
Net loss (income) attributable to participation interest	$83,466	$(10,065)	$(853)	$—	$—
Net (loss) income attributable to Studio City International Holdings Limited	$(321,626)	$33,564	$(21,598)	$(76,437)	$(242,789)
Net (loss) income attributable to Studio City International Holdings Limited per Class A ordinary share (5) :
Basic	$(1.091)	$0.139	$(0.113)	$(0.422)	$(1.339)
Diluted	$(1.103)	$0.139	$(0.113)	$(0.422)	$(1.339)
Net (loss) income attributable to Studio City International Holdings Limited per ADS (4)(5) :
Basic	$(4.363)	$0.555	$(0.451)	$(1.687)	$(5.357)
Diluted	$(4.411)	$0.555	$(0.451)	$(1.687)	$(5.357)
Weighted average Class A ordinary shares outstanding used in net (loss) income attributable to Studio City International Holdings Limited per Class A ordinary share calculation (5) :
Basic	294,837,092	241,818,016	191,533,455	181,279,400	181,279,400
Diluted	367,348,852	241,818,016	191,533,455	181,279,400	181,279,400

(1)
We adopted the ASU
2016-13
on January 1, 2020 under the modified retrospective method. There was no material impact on our results of operations for the year ended December 31, 2020 as a result of the adoption of the ASU
2016-13.

(2)
We adopted the New Leases Standard on January 1, 2019 under the modified retrospective method. There was no material impact on our results of operations for the year ended December 31, 2019 as a result of the adoption of the New Leases Standard.

(3)
We adopted the New Revenue Standard on January 1, 2018 under the modified retrospective method. There was no material impact on our results of operations for the year ended December 31, 2018 as a result of the adoption of the New Revenue Standard.

(4)	Each ADS represents four Class A ordinary shares.

(5)
In connection with the Company’s initial public offering on October 22, 2018, the Company underwent a series of organizational transactions. For the calculation of net loss attributable to Studio City International Holdings Limited per Class A ordinary share for periods prior to the initial public offering, including the year ended December 31, 2018 for which a portion of the period preceded initial public offering, the Company has retrospectively presented net loss attributable to Studio City International Holdings Limited per Class A ordinary share and the share capital as if the organizational transactions had occurred at the beginning of the earliest period presented. Such retrospective presentation reflects the re-designation
of the then issued 18,127.94 ordinary shares of US$1 par value each into 181,279,400 Class A ordinary shares of US$0.0001 par value each for the years ended December 31, 2017, 2016 and 2015. For periods prior to the initial public offering date, the retrospective presentation does not include the exchange of 72,511,760 Class A ordinary shares into 72,511,760 Class B ordinary shares of US$0.0001 par value each and the issuance of 115,000,000 Class A ordinary shares in the initial public offering.

	As of December 31,
	2020 (1)	2019 (2)	2018 (3)	2017	2016
	(In thousands of US$)
Summary Consolidated Balance Sheets Data:
Total current assets	607,821	414,440	459,041	460,927	397,218
Cash and cash equivalents	575,215	299,367	345,854	348,399	336,783
Bank deposits with original maturities over three months	—	—	—	9,884	—
Restricted cash	13	27,735	31,582	34,400	34,333
Amounts due from affiliated companies	10,672	61,990	42,339	37,826	1,578
Total non-current assets	2,436,076	2,297,800	2,343,297	2,466,640	2,624,781
Property and equipment, net	2,180,897	2,107,457	2,175,858	2,280,116	2,419,410
Land use right, net	116,109	118,888	121,544	125,672	128,995
Operating lease right-of-use assets (2)	17,379	14,238	—	—	—
Restricted cash	131	130	129	130	130
Total assets	3,043,897	2,712,240	2,802,338	2,927,567	3,021,999

Total current liabilities	162,151	100,171	438,972	178,070	193,439
Accrued expenses and other current liabilities (2)	118,946	82,553	62,825	155,840	156,495
Current portion of long-term debts, net	—	—	347,740	—	—
Amounts due to affiliated companies	42,966	14,248	21,953	19,508	33,462
Long-term debt, net	1,584,660	1,435,088	1,261,904	1,999,354	1,992,123
Operating lease liabilities, non-current (2)	17,137	13,720	—	—	—
Other long-term liabilities	11,778	3,149	4,017	9,512	19,130
Total liabilities	1,776,174	1,553,581	1,705,937	2,187,524	2,205,519

Total shareholders’ equity (3)	1,059,987	891,368	843,472	740,043	816,480
Participation interest	207,736	267,291	252,929	—	—
Total shareholders’ equity and participation interest (3)	1,267,723	1,158,659	1,096,401	740,043	816,480

Total liabilities, shareholders’ equity and participation interest (3)	3,043,897	2,712,240	2,802,338	2,927,567	3,021,999

(1)
We adopted the ASU
2016-13
on January 1, 2020 under the modified retrospective method. There was no material impact on our financial position as of January 1, 2020 and December 31, 2020 as a result of the adoption of the ASU
2016-13.

(2)
We adopted the New Leases Standard on January 1, 2019 under the modified retrospective method and recognized operating lease right-of-use
assets and operating lease liabilities of US$14.7 million and US$14.7 million, respectively as of January 1, 2019. As of December 31, 2019, operating lease right-of-use
assets and operating lease liabilities were US$14.2 million and US$14.6 million, respectively.

(3)
We adopted the New Revenue Standard on January 1, 2018 under the modified retrospective method and recognized an increase to the opening balance of accumulated losses of US$3.3 million due to the cumulative effect of adopting the New Revenue Standard.

Exchange Rate Information
Our reporting currency is the U.S. Dollar and functional currencies are the U.S. Dollar, Hong Kong Dollar and Pataca. This annual report on Form
20-F
contains translations of certain Pataca, Hong Kong Dollar and Renminbi amounts into U.S. Dollars for the convenience of the reader. Unless otherwise stated, all translations of Hong Kong Dollar and Renminbi amounts into U.S. Dollars in this annual report on Form
20-F
were made at the rates of HK$7.7528 to US$1.00 and RMB6.5067 to US$1.00, respectively.
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
The noon buying rate on December 31, 2020 in New York City for cable transfers in H.K. dollars per U.S. dollars, provided in the H.10 weekly statistical release of the Federal Reserve Board of the United States as certified for customs purposes by the Federal Reserve Bank of New York, was HK$7.7534 to US$1.00. On March 19, 2021, the noon buying rate was HK$7.7646 to US$1.00. We make no representation that any H.K. dollar or U.S. dollar amounts could have been, or could be, converted into U.S. dollar or H.K. dollar, as the case may be, at any particular rate or at all.
On March 19, 2021, the noon buying rate for Renminbi was RMB6.5070 to US$1.00.
The Pataca is pegged to the H.K. dollar at a rate of HK$1.00 = MOP1.03. All translations from Patacas to U.S. dollars in this annual report on
Form 20-F
were made at the exchange rate of MOP7.9854 = US$1.00. The Federal Reserve Bank of New York does not certify for customs purposes a noon buying rate for cable transfers in Patacas.
We make no representation that the Pataca, Hong Kong Dollar, Renminbi or U.S. Dollar amounts referred to in this annual report on Form
20-F
could have been, or could be, converted into U.S. Dollars, Patacas, Renminbi and Hong Kong Dollars, as the case may be, at any particular rate or at all.
B. CAPITALIZATION AND INDEBTEDNESS
Not applicable.
C. REASONS FOR THE OFFER AND USE OF PROCEEDS
Not applicable.

D. RISK FACTORS
The following summarizes some, but not all, of the risks provided below. Please carefully consider all of the information discussed in this Item 3.D. “Risk Factors” in this annual report for a more thorough description of these and other risks.
You should carefully consider the following risk factors in addition to the other information set forth in this annual report. Our business, financial condition and results of operations can be affected materially and adversely by any of the following risk factors.
Risks Relating to Our Business

•	Risks relating to the COVID-19 pandemic and other epidemics and pandemics.

•	Risks relating to our short operating history.

•	Risks relating to our reliance on the operation of the Studio City Casino under the Services and Rights to Use Arrangements.

•	Risks relating to our sole operation of Studio City.

•	Risks relating to the potential discontinuation of VIP rolling chip operations at Studio City Casino.

•	Risks relating to our history of net losses.

•	Risks relating to the development of our remaining project for Studio City.

•	Risks relating to the inability to generate sufficient cash flow to meet our debt service obligations.

•	Risks relating to our compliance with credit facility and debt instruments.

•	Risks relating to our current and potential future indebtedness and our need for additional financing.

•	Risks relating to depending on the continued efforts or our senior management and retaining qualified personnel.

•	Risks relating to failure to comply with anti-corruption laws and anti-money laundering policies.

•	Risks relating to failure to protect the integrity and security of data, including customer information.

•	Risks relating to being delisted from the New York Stock Exchange if the PCAOB continues to be unable to inspect our independent registered public accounting firm for three years.

•	Risks relating to inadequate insurance coverage.
Risks Relating to Operating in the Gaming Industry in Macau

•	Risks relating to the Gaming Operator’s Subconcession Contract.

•	Risks relating to facing intense competition.

•	Risks relating to adverse changes or developments in gaming laws or regulations in Macau.
Risks Relating to Our Relationship with Melco Resorts

•	Risks relating to our dependence on our shareholder, Melco Resorts.
Risks Relating to Conducting Business and Operating in Macau

•	Risks relating to restrictions on export of Renminbi.

Risks Relating to Our Shares and ADSs

•	Risks relating to compliance with the New York Stock Exchange requirements for continued listing.
Risks Relating to Our Business
The
COVID-19
pandemic has had, and will likely to continue to have, a material and adverse effect on our business, financial condition and results of operations.
In December 2019, an outbreak of
COVID-19
was identified and has since spread around the world. In March 2020, the World Health Organization declared the
COVID-19
outbreak a global pandemic. Many governments around the world have implemented a variety of measures to reduce the spread of
COVID-19,
including travel restrictions and bans, instructions to residents to practice social distancing, quarantine advisories, shelter-in-place
orders and required closures of
non-essential
businesses. The
COVID-19
pandemic has negatively impacted the global economy, disrupted global supply chains and created significant volatility and disruption of financial markets.
As a result of the
COVID-19
outbreak, the PRC government suspended the issuance of group and individual travel visas from China to Macau and the Hong Kong SAR government suspended all ferry and helicopter services between Hong Kong and Macau. In addition, the Macau government required all casinos in Macau to be closed for a
15-day
period in February 2020. Upon resumption of operations in February 2020, casinos in Macau were required to implement health-related precautionary measures, including temperature checks, mask protection, health declarations and requirements that gaming patrons be stopped from congregating together, that the number of players and spectators at tables be limited to three to four, that gaming patrons be prohibited from sitting in adjacent seats at gaming tables and that gaming patrons and casino employees maintain minimum physical distances.
Quarantine-free travel, subject to
COVID-19
safeguards such as testing and the usual visa requirements, was reintroduced between Macau and an increasing number of areas and cities within the PRC in progressive phases from June to August 2020, commencing with an area in Guangdong Province, which is adjacent to Macau, and expanding to additional areas and major cities within Guangdong Province, followed by most other areas of the PRC. On September 23, 2020, mainland China authorities fully resumed the IVS exit visa program, which permits individual PRC citizens from nearly 50 PRC cities to travel to Macau for tourism purposes. On December 21, 2020, the Macau government announced that generally, individuals who have been to countries and regions other than mainland China and Taiwan in the preceding 21 days are required to undergo a mandatory
21-day
quarantine upon entry into Macau from mainland China, Taiwan or Hong Kong. While certain travel restrictions have eased, health-related precautionary measures remain in place and customers were only recently permitted to enter casino premises in Macau without a negative nucleic acid test certificate. In addition, foreigners continue to be unable to enter Macau, except if they have been in mainland China in the preceding 21 days and are eligible for an exemption application.
According to the DSEC, visitor arrivals to Macau decreased by 85.0% on a year-over-year basis in 2020 as compared to 2019 while, according to the DICJ, gross gaming revenues in Macau declined by 79.3% on a year-over-year basis in 2020. As we derive all of our revenues from our business and operations in Macau, our business has been materially and adversely affected by the
COVID-19
pandemic.
The
COVID-19
pandemic has also caused severe disruptions to the businesses of our tenants and other business partners, which may increase the risk of them defaulting on their contractual obligations with us resulting in potential increases in our bad debts.
As the impact from
the COVID-19 pandemic
is ongoing, any recovery from such disruptions will depend on future events, such as the successful production, distribution and widespread acceptance of safe and effective vaccines; the development of effective treatments
for COVID-19; the
duration of travel and visa restrictions and customer sentiment and behavior (including the length of time before customers resume travel and participation in entertainment and leisure activities at high-density venues and the impact of potential higher unemployment rates, declines in income levels and loss of personal wealth resulting from the COVID-19 pandemic
on consumer behavior related to discretionary spending and traveling), all of which are highly uncertain. While
COVID-19
vaccines have been approved in various countries, the production, distribution and administration of any such vaccines on a widespread basis may take a significant amount of time, and there can be no assurances as to the long-term safety and efficacy of such vaccines or if the current vaccines will be effective against new strains of the coronavirus that causes
COVID-19.
Moreover, even if the
COVID-19
pandemic subsides, there is no guarantee that travel and consumer sentiment will rebound quickly or at all.
The disruptions to our business caused by the
COVID-19
pandemic have had a material and adverse effect on our business, financial condition and results of operations and as such disruptions are ongoing, such material and adverse effects will likely continue.
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
We may encounter risks and difficulties frequently experienced by companies with early stage operations, and those risks and difficulties may be heightened by challenging market conditions of the gaming business in Macau and other challenges our business faces. Certain of these risks relate to our ability to:

•	operate, support, expand and develop our operations and our facilities;

•	respond to economic uncertainties, including the higher prospect of a global recession and a contraction of liquidity in the global credit markets as a result of the coronavirus (COVID-19) pandemic;

•	respond to competitive market conditions;

•	fulfill conditions precedent to draw down or roll over funds from current and future credit facilities;

•	comply with covenants under our existing and future debt issuances and credit facilities;

•	respond to changing financial requirements and raise additional capital, as required;

•	complete the development of our remaining project for Studio City on time and in compliance with the conditions under the relevant land concession contract;

•	obtain the necessary authorizations, approvals and licenses from the relevant governmental authorities for the development of our remaining project for Studio City;

•	attract and retain customers and qualified staff;

•	maintain effective control of our operating costs and expenses;

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

•
a decline in air, land or ferry passenger traffic to Macau from China or other areas or countries due to higher ticket costs, fears concerning travel, travel restrictions or otherwise, including as a result of the outbreak of widespread health epidemics or pandemics, such as the outbreak of
COVID-19,
or any social unrest in Hong Kong;

•	a decline in economic and political conditions in Macau, China or Asia, or an increase in competition within the gaming industry in Macau or generally in Asia;

•	inaccessibility to Macau due to inclement weather, road construction or closure of primary access routes;

•	austerity measures imposed now or in the future by the governments in China or other countries in Asia;

•	tightened control of cross-border fund transfers and/or foreign exchange regulations or policies effected by the Chinese or Macau governments;

•	any enforcement or legal measures taken by the Chinese government to deter gaming activities and/or marketing thereof;

•	changes in Macau governmental laws and regulations, including gaming laws and regulations, anti-smoking legislation, or interpretations thereof, as well as China travel and visa policies;

•	lower than expected rate of increase or decrease in the number of visitors to Macau;

•	natural and other disasters, including typhoons, outbreaks of infectious diseases, terrorism or violent criminal activities, affecting Macau;

•	relaxation of regulations on gaming laws in other regional economies that could compete with the Macau market;

•	government restrictions on growth of gaming markets, including policies on gaming table allocation and caps; and

•	a decrease in gaming activities and other spending at Studio City Casino.
Any of these developments or events could have a material adverse effect on our business, cash flows, financial condition, results of operations and prospects.
Furthermore, as Macau is a limited gaming concession market nearing its land capacity for the development of integrated resorts, opportunities to expand our operations, if any, may be limited.
The Gaming Operator will continue the operation of VIP rolling chip tables at the Studio City Casino until December 31, 2021, subject to early termination with 30 days’ prior notice by either Studio City or the Gaming Operator. Any discontinuation of such VIP rolling chip operations is likely to materially and adversely affect our financial condition and results of operations.
VIP rolling chip operations, including both junket and premium direct VIP offerings, were introduced at Studio City Casino in early November 2016. Such VIP rolling chip operations are operated by the Gaming Operator under the Services and Right to Use Arrangements. The VIP tables used in such operations were initially allocated by the Macau government for operation by the Gaming Operator at gaming areas of the

Gaming Operator’s other properties in Macau. In December 2020, we announced the Gaming Operator’s continuation of VIP rolling chip operations at the Studio City Casino until December 31, 2021. Such VIP rolling chip operations are subject to early termination with 30 days’ prior notice by either Studio City Entertainment or the Gaming Operator.
The 250 mass market gaming tables permitted to be operated at the Studio City Casino by the Gaming Operator are designated for mass market purposes only and there is no assurance or expectation that such tables may be operated as VIP rolling chip tables in the future as the Macau government has determined that tables authorized for mass market gaming operations may not be utilized for VIP gaming operations. Amounts received from the Studio City Casino VIP gaming operations, as determined under the Services and Right to Use Arrangements, amounted to negative US$16.7 million, US$20.0 million and US$35.7 million in 2020, 2019 and 2018, respectively.
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
Studio City Casino has and, to the extent VIP rolling chip operations continue, is expected to incur costs associated with the VIP rolling chip operations, while the expected revenues to be generated from the VIP rolling chip operations may be volatile primarily due to high bets and the resulting high winnings and losses. Gross win per VIP table per day were approximately US$3,700, US$21,000 and US$38,000 in 2020, 2019 and 2018, respectively. VIP rolling chip operations are also more vulnerable to changes in the economic environment and therefore inherently more volatile than mass market operations. For example, according to statistics compiled from the DICJ, VIP rolling chip gross gaming revenues declined in Macau from 2015 to 2016 and again from 2018 to 2019, while mass market gross gaming revenues increased during the same periods. Moreover, VIP rolling chip operations involve commissions to the gaming promoters and, as a result, the margins associated with VIP rolling chip operations are usually lower than the margins for mass market operations and may also be volatile from period-to-period
due to significant variances in winnings and losses. As a result, Studio City Casino’s business, results of operations and cash flows may become more volatile, while VIP rolling chip operations continue, compared to that of other casinos with only mass market gaming operations.
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
Studio City may not be financially successful or generate the cash flows that we anticipate. We generated net income attributable to Studio City International Holdings Limited of US$33.6 million for the year ended December 31, 2019 while we had net losses attributable to Studio City International Holdings Limited of US$321.6 million, US$21.6 million, US$76.4 million and US$242.8 million for the years ended December 31,

2020, 2018, 2017 and 2016, respectively, primarily because of the impact of the
COVID-19
pandemic in the case of December 31, 2020 and Studio City only commenced operations in October 2015 and was ramping up operations. In addition, we incurred negative operating cash flows of US$113.1 million in 2015.
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
We have a substantial amount of existing indebtedness. As of December 31, 2020, we had total outstanding indebtedness of approximately US$1.60 billion, representing the outstanding principal balances of our existing notes and credit facility. See “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources — Indebtedness.” Significant interest and principal payments are required to meet our obligations under the existing indebtedness. Our substantial indebtedness could have important consequences for you and significant effects on our business and future operations. For example:

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
Certain of our credit facilities are secured by mortgages, assignment of land use rights, leases or equivalents, security over shares, charges over bank accounts, security over assets and other customary security over the assets of our subsidiaries. In the event of a default under such credit facilities, the holders of such secured indebtedness would first be entitled to payment from their collateral security and only then would holders of certain of our subsidiaries’ unsecured debt be entitled to payment from their remaining assets.
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
We are developing the remaining project for Studio City under the terms of a land concession which currently require us to fully develop the land on which Studio City is located by May 31, 2022. Any extension of the development period is subject to Macau government review and approval at its discretion. In the event of any failure to complete the remaining project, we could be forced to forfeit all or part of our investment in Studio City, along with our interest in the land on which Studio City is located and the building and structures on such land.
Land concessions in Macau are issued by the Macau government and generally have terms of 25 years and are renewable for further consecutive periods of ten years. Land concessions further stipulate a period within which the development of the land must be completed. The land on which Studio City is located must be fully developed by May 31, 2022.
While we opened Studio City in October 2015, development for the remaining land of Studio City is still ongoing. Although we have already made significant capital investments for the development for the remaining land of Studio City, we expect to require significant additional capital investments to complete the development. As of December 31, 2020, we had incurred approximately US$256.2 million aggregate costs relating to the development of our remaining project, primarily related to the initial design and planning costs. Based on our current plan for the remaining project, we currently expect a project budget of approximately US$1.25 billion to US$1.30 billion for the development of the remaining project (exclusive of any pre-opening
costs and financing costs). Such development for the remaining project of Studio City may be funded through various sources, including cash on hand, operating free cash flow as well as debt and/or equity financing. Our ability to obtain any debt financing also depends on a number of factors beyond our control, including market conditions such as the higher prospect of a global recession and a contraction of liquidity in the global credit markets caused by the effect of the large-scale global
COVID-19
pandemic and investors’ and lenders’ perceptions of, and demand for the debt financing for the remaining project of Studio City. There is no guarantee that we can secure the necessary additional capital investments, including any debt financing, required for the development of the remaining project of Studio City in a timely manner or at all.
There is also no guarantee that we will complete the development of the remaining land of Studio City by the deadline. With the disruptions from the
COVID-19
outbreak, the construction period has been delayed and is expected to extend beyond the estimated approximately 32 months and the current development period. The extension of the development period of the remaining project for Studio City is subject to Macau government review and approval at its discretion. While the Macau government may grant extensions if we meet certain legal requirements, there can be no assurance that the Macau government will grant us the necessary extension of the development period or not exercise its rights to terminate the Studio City land concession. In the event that no further extension is granted or the Studio City land concession is terminated, we could lose all or substantially all of our investment in Studio City, including our interest in the land and building and may not be able to continue to operate Studio City as planned, which will materially and adversely affect our business and prospects, results of operations and financial condition.
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

•	disputes with and defaults by or between suppliers, contractors and subcontractors and other counter-parties;

•	personal injuries to workers and other persons;

•	environmental, health and safety issues, including site accidents and the spread or outbreak of infectious diseases, such as the ongoing COVID-19 pandemic;

•	fires, typhoons and other natural disasters, including weather interferences or delays; and

•	other unanticipated circumstances or cost increases.
We are currently developing the remaining project. However, there is no assurance that our expected development plan will be successful and that we will be able to secure commercial terms favorable to us from our potential business or financing sources. In addition, we expect that our capital expenditures and depreciation and amortization expenses will increase as we continue to develop our remaining project. As of December 31, 2020, we incurred approximately US$256.2 million of aggregate costs relating to the development of our remaining project, primarily related to the initial design and planning costs and construction costs. Based on our current plan for the remaining project, we currently expect a project budget of approximately US$1.25 billion to US$1.30 billion for the development of the remaining project (exclusive of any pre-opening
costs and financing costs). As we obtain additional debt and/or equity financing, our leverage may intensify, our financing-related costs may increase and your equity interest in us may be diluted, as the case may be. Furthermore, there is no guarantee that we may be able to respond adequately to competitive or unfavorable market conditions to successfully operate and capitalize on our investment in the remaining project when it commences operations.
The occurrence of any of these developments or construction risks could increase the total costs, delay or prevent the construction or opening or otherwise affect the design and features of the remaining project at Studio City. With the disruptions from the
COVID-19
outbreak, the construction period has been delayed and is expected to extend beyond the estimated approximately 32 months. In addition, we cannot guarantee that our construction costs or total project costs for the remaining project at Studio City will not increase above our budget. The extension of the development period of the remaining project for Studio City is subject to Macau government review and approval at its discretion. Any failure to complete the remaining project on time or within our budget could have a material adverse effect on our business and prospects, financial condition, results of operations and cash flows.

We may not be able to obtain adequate financing on satisfactory terms for our existing business and/or remaining project, or at all.
In the past, we have funded our capital investment projects primarily through credit facilities, issuance of debt securities and other debt and equity financings. We will require additional funding in the future for the expansion of our current business and/or development of our remaining project, which may be substantial and which we may raise through a combination of credit, debt and equity financings. We may be required to seek the approval or consent of or notify the relevant government authorities or third parties in order to obtain such financings. We cannot assure you that we would be able to obtain such required approval or consent from the relevant government authorities or third parties with respect to such financing in a timely manner or at all.
Any financing related to the remaining project at Studio City will also be subject to, among others, the terms of our existing and any future financings. In addition, our ability to obtain credit, debt or equity financing on acceptable terms depends on a variety of factors that are beyond our control, including market conditions such as the higher prospect of a global recession and a contraction of liquidity in the global credit markets caused by the effect of the large-scale global
COVID-19
pandemic, investors’ and lenders’ perceptions of, and demand for, bond, bank and equity securities of gaming companies and interest rates. For example, changes in ratings outlooks may subject us to ratings agency downgrades, which could make it more difficult for us to obtain financing on acceptable terms. Moody’s revised the outlook for Studio City Finance to negative in May 2020. S&P placed Studio City Company on credit watch negative in February 2020 and revised the outlook to negative in September 2020.
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
Furthermore, the expected benefits from the completion of the Hong Kong-Zhuhai-Macau Bridge, which opened to traffic on October 23, 2018, may not fully materialize, and may not result in significantly increased traffic to Macau and to Studio City.
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
The steps we take to deter and mitigate these risks may not be successful and our insurance coverage for protecting against cyber security risks may not be sufficient. Our third-party information system service providers face risks relating to cyber security similar to ours, and we do not directly control any of such service providers’ information security operations. A significant theft, loss or fraudulent use of customer or company data maintained by us or by a third-party service provider could have an adverse effect on our reputation, cause a material disruption to our operations and management team, and result in remediation expenses, regulatory penalties and litigation by customers and other parties whose information was subject to such attacks, all of which could have a material adverse effect on our business, prospects, results of operations and cash flows. If our information technology systems become damaged or otherwise cease to function properly, our service and results of operations may be adversely affected and we may have to make significant investments to repair or replace them. Furthermore, any extended downtime from power supply disruptions or information technology system outages which may be caused by cyber security attacks or other reasons at Studio City may lead to an adverse impact on our operating results if we are unable to deliver services to customers for an extended period of time.
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
Any perceived or actual electronic or physical security breach involving the misappropriation, loss, or other unauthorized disclosure of confidential or personally identifiable information, whether by us or by a third party, could disrupt our business, damage our reputation and relationships with our customers, suppliers and staff, expose us to risks of litigation, significant fines and penalties and liability, result in the deterioration of our customers’, suppliers’ and staff’s confidence in us, and adversely affect our business, results of operations and financial condition. Any perceived or actual unauthorized disclosure of personally identifiable information of our staff, customers, suppliers or website visitors could harm our reputation and credibility and reduce our ability to attract and retain staff, customers and suppliers. We are also subject to enactment of new laws or amendments to existing laws with more stringent requirements in relation to cybersecurity. For example, a new Cybersecurity Law was introduced in Macau in 2019 which also applies to our businesses in Macau. See “Item 4. Information on the Company — B. Business Overview — Cybersecurity Regulations.” As any of the above cybersecurity threats develop and grow and our obligations under cybersecurity regulations increase, we may find it necessary to make significant further investments to protect our data and infrastructure, including the implementation of new computer systems or upgrades to existing systems, deployment of additional personnel and protection-related technologies, engagement of third-party consultants, and training of personnel.
Failure to protect the integrity and security of company staff, supplier and customer information and comply with applicable privacy regulations may result in damage to reputation and/or subject us to fines, penalties, lawsuits, restrictions on our use or transfer of data and other risks.
Our businesses collect, use and transmit large volumes of data, including credit card numbers and personal data in various information systems relating to our customers, suppliers and staff, and such personal data may be collected and/or used in, and transmitted to or from, multiple jurisdictions. Our customers, suppliers and staff have a high expectation that we will adequately protect their personal information. Such collection, use and/or transmission of personal data are governed by privacy laws and regulations and such laws and regulations change often, vary significantly by jurisdiction and often are newly enacted. For example, the European Union (EU)’s General Data Protection Regulation (“GDPR”), which became effective in May 2018, requires companies to meet new and more stringent requirements regarding the handling of personal data. The GDPR may also capture data processing by non-EU
firms with no EU establishment if, for example, they conduct direct marketing that specifically targets individuals in the EU. As GDPR is a newly enacted law, there is limited precedence on the interpretation and application of GDPR. In addition, the Chinese government published a draft personal information protection law in October 2020 and if enacted, may impose further obligations on organizations handling personal information of Chinese citizens. Furthermore, we must also comply with other industry standards such as those for the credit card industry and other applicable data security standards.
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
Operation of Studio City also requires extensive operational management and staff. The supply of experienced skilled and unskilled personnel in Macau is severely limited. Many of the personnel occupy sensitive positions requiring qualifications sufficient to meet gaming regulatory and other requirements or are required to possess other skills for which substantial training and experience may be needed. Moreover, competition to recruit and retain qualified gaming and other personnel is likely to intensify further as competition in the Macau integrated resort market increases. In addition, concessionaires and subconcessionaires are not currently allowed under the Macau government’s policy to hire non-Macau
resident dealers and supervisors. We cannot assure you that a sufficient number of qualified individuals will be attracted and retained to operate Studio City or that costs to recruit and retain such personnel will not increase significantly. In addition, the Gaming Operator has previously been subject to certain labor demands and rallies. The inability to attract, retain and motivate qualified staff by the Gaming Operator and Master Service Providers could have a material adverse effect on our business.
In addition, recruitment efforts for the operations of Studio City may be adversely impacted by Macau government’s policies with respect to the approval and renewal of work permits for non-resident
workers. In its policy address for 2017, the Macau government announced that it would continue to submit the applications for employment of non-resident
workers to a rigorous exam and to stimulate the promotion of local workers to management positions in the gaming industry, signaling a tighter control on the employment of non-resident

workers. Further, in its policy addresses for 2018, 2019 and 2020, the Macau government has stressed once again that it will continue to monitor the proportion of management positions held by local workers in gaming operators and implement measures to ensure that such proportion is kept at a percentage not lower than 85% for senior and mid-management
positions.
As we develop our remaining project, the construction of such project is subject to hazards that may cause personal injury or loss of life that expose us to liabilities and possible losses.
The construction of large-scale properties, such as the remaining project for Studio City, can be dangerous. Construction workers at such sites are subject to hazards that may cause personal injury or loss of life, thereby subjecting the contractors and us to liabilities, possible losses, delays in completion of the projects and negative publicity. We believe, and require that, our contractors take safety precautions that are consistent with industry practice, but these safety precautions may not be adequate to prevent serious personal injuries or loss of life, damage to property or delays. We are currently developing the remaining project. However, if accidents occur during the construction of our remaining project, there may be serious delays, including delays imposed by regulators, liabilities and possible losses which may not be covered by insurance, and our business, prospects and reputation may be materially and adversely affected.
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
We cannot assure you that any such insurance policies we or Melco Resorts obtained or may obtain will be adequate to protect us from material losses. Certain acts and events, including any pandemic, epidemic of infectious diseases, earthquakes, hurricanes and floods, or terrorist acts, could expose us to significant uninsured losses that may be, or are, uninsurable or too expensive to justify obtaining insurance. As a result, we, or Melco Resorts, may not be successful in obtaining insurance without increases in cost or decreases in coverage levels. In addition, in the event of a substantial loss, the insurance coverage we carry or benefit from may not be sufficient to pay the full market value or replacement cost of our lost investment or in some cases could result in certain losses being totally uninsured. In addition to the damages caused directly by a casualty loss (such as fire or natural disasters), infectious disease outbreaks or terrorist acts, we may suffer a disruption of our business as a result of these events or be subject to claims by third parties who may be injured or harmed. As an example, the
COVID-19
pandemic has resulted in many governments around the world, including in Macau, placing quarantines disallowing residents to travel into or outside of the quarantined area, enforcing business closures and other restrictions. While we intend to continue carrying business interruption insurance and general liability insurance, such insurance may not be available on commercially reasonable terms, or at all, and, in any event, may not be adequate to cover any losses that may result from such events.
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
In addition, claims and proceedings against us, including but not limited to any claims alleging that we received, misappropriated or misapplied funds, or violated any anti-corruption law or regulation, may result in our business operations being subject to greater scrutiny from relevant regulatory authorities and requiring us to make further improvements to our existing systems and controls and business operations, all of which may increase our compliance costs. No assurance can be provided that any provisions we have made for such matters will be sufficient. Litigation and regulatory proceedings and investigation are inherently unpredictable and our results of operations or cash flows may be adversely affected by an unfavorable resolution of any pending or future litigation, disputes and regulatory investigation.
Any failure or alleged failure to comply with anti-corruption laws, including the U.S. Foreign Corrupt Practices Act (“FCPA”), could result in penalties, which could harm our reputation and have an adverse effect on our business, results of operations and financial condition.
We are subject to various anti-corruption laws, including the FCPA. The FCPA prohibits companies and any individuals or entities acting on their behalf from offering or making improper payments or providing things of value to foreign officials for the purpose of obtaining or keeping business. The FCPA also requires companies to maintain accurate books and records and to devise and maintain a system of internal accounting controls. There has been a general increase in FCPA enforcement activities in recent years by the SEC and the U.S. Department of Justice. Both the number of FCPA cases and sanctions imposed have risen significantly.
While we and our affiliated companies have adopted and implemented an anti-corruption compliance program covering both commercial bribery and public corruption which includes internal policies, procedures and training aimed to prevent and detect anti-corruption compliance issues and risks, and procedures to take remedial action when compliance issues are identified, we cannot assure you that our employees, consultants, contractors and agents, and those of our affiliates, will adhere to the anti-corruption compliance program, or that any action taken to comply with, or address compliance issues, will be considered adequate by the regulatory bodies with jurisdiction over us and our affiliates. Any violation of our compliance program or applicable law by us or our affiliates could subject us or our affiliates to investigations, prosecutions and other legal proceedings and actions which could result in civil penalties, administrative remedies and criminal sanctions, any of which may result in a material adverse effect on our reputation, cause us to lose customer relationships or lead to other adverse consequences on our business, prospects, results of operations and financial condition. In addition, as a U.S. listed company, certain U.S. laws and regulations apply to our operations and compliance with those laws and regulations increases our cost of doing business.
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
Furthermore, China has tightened currency exchange controls and restrictions on the export and conversion of the Renminbi, the currency of mainland China, in recent years. Restrictions on the export of the Renminbi, as well as the increased effectiveness of such restrictions, may impede the flow of patrons from mainland China to Macau, inhibit the growth of gaming in those markets and negatively impact our gaming operations.

Our audit report included in this annual report has been prepared by auditors who are not inspected by the PCAOB. As such, you are deprived of the benefits of a PCAOB inspection. In addition, various legislative and regulatory developments related to U.S.-listed China-based companies due to a lack of PCAOB inspection and other developments may have a material adverse impact on our listing and trading in the U.S. and the trading prices of our ADSs. We could be delisted from the New York Stock Exchange if the PCAOB continues to be unable to inspect our independent registered public accounting firm for three consecutive years.
Our independent registered public accounting firm that issues the audit reports included in our annual reports filed with the SEC as an auditor of companies that are traded publicly in the United States and firms registered with the Public Company Accounting Oversight Board (United States), or the PCAOB, is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards.
Our auditor is located in Hong Kong, a special administrative region of China, a jurisdiction where the PCAOB is currently unable to conduct full inspections without the approval of the Chinese authorities. As a result, we understand that our auditor is not currently inspected by the PCAOB.
Inspections of other firms that the PCAOB has conducted outside mainland China have identified deficiencies in those firms’ audit procedures and quality control procedures, which can be addressed as part of the inspection process to improve future audit quality. The lack of PCAOB inspections in mainland China and Hong Kong prevents the PCAOB from regularly evaluating our auditors’ audit procedures and quality control procedures as they relate to their work, and/or their affiliated independent registered public accounting firms’ work, in mainland China and Hong Kong. As a result, we and investors are deprived of the benefits of such regular inspections.
The inability of the PCAOB to conduct full inspections of auditors in mainland China and Hong Kong makes it more difficult to evaluate the effectiveness of our auditors’ audit procedures and quality control procedures as compared to auditors who primarily work in jurisdictions where the PCAOB has full inspection access. In addition, the SEC may initiate proceedings against our independent registered public accounting firm, whether in connection with an audit of our company or other China-based companies, which could result in the imposition of penalties against our independent registered public accounting firm, such as suspension of its ability to practice before the SEC. All of these could cause our investors and potential investors in our ADSs to lose confidence in our audit procedures, reported financial information and the quality of our financial statements.
In May 2013, the PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the China Securities Regulatory Commission, or the CSRC, and the PRC Ministry of Finance, which established a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations undertaken by the PCAOB, the CSRC or the PRC Ministry of Finance in the United States and the PRC. The PCAOB continued to discuss with the CSRC and the PRC Ministry of Finance on joint inspections in the PRC of PCAOB-registered audit firms that provide auditing services to Chinese companies that trade on U.S. stock exchanges. In December 2018, the SEC and the PCAOB issued a joint statement on regulatory access to audit and other information internationally that cites the ongoing challenges faced by them in overseeing the financial reporting of companies listed in the United States with operations in China, the absence of satisfactory progress in discussions on these issues with Chinese authorities and the potential for remedial action if significant information barriers persist. In April 2020, the SEC and the PCAOB issued another joint statement reiterating the greater risks of insufficient disclosures from companies in many emerging markets, including China, compared to those from U.S. domestic companies. In discussing the specific issues related to these risks, the statement again highlighted the PCAOB’s inability to inspect audit work and practices of accounting firms in China with respect to U.S. reporting companies. In June 2020, the U.S. President at that time issued a memorandum ordering the President’s Working Group on Financial Markets, or the PWG, to submit a report to him within 60 days of the memorandum that includes recommendations for actions that can be taken by the executive branch and by the SEC or the PCAOB on Chinese companies listed on U.S. stock exchanges and their audit firms. In August 2020, the PWG released the report. In particular, with respect to jurisdictions that do not grant the PCAOB sufficient access to fulfill its statutory mandate, or NCJs, the PWG recommended that enhanced listing standards be applied to companies from NCJs for seeking initial listing and remaining listed on U.S. stock exchanges. Under the enhanced listing standards, if the PCAOB does not have access to work papers of the principal audit firm located in a NCJ for the audit of a U.S.-listed company as a result of governmental restrictions, the U.S.-listed company may satisfy this standard by providing a co-audit
from an audit firm with comparable resources and experience where the PCAOB determines that it has sufficient access to the firm’s audit work papers and practices to inspect the co-audit.
There is currently no legal framework under which such a
co-audit
may be conducted for China-based companies. The report recommended a transition period until January 1, 2022 before the new listing standards apply to companies already listed on U.S. stock exchanges. Under the PWG recommendations, if we fail to meet the enhanced listing standards before January 1, 2022, we could face de-listing
from the New York Stock Exchange, deregistration from the SEC and/or other risks, which may materially and adversely affect, or effectively terminate, our ADS trading in the United States. There were recent media reports about the SEC’s proposed rulemaking in this regard. It is uncertain whether the PWG recommendations will be adopted, in whole or in part, and the impact of any new rule on us cannot be estimated at this time.
As part of a continued regulatory focus in the United States on access to audit and other information currently protected by national law, in particular China’s, in June 2019, a bipartisan group of lawmakers introduced bills in both houses of Congress that would require the SEC to maintain a list of issuers for which the PCAOB is not able to inspect or investigate an auditor report issued by a foreign public accounting firm. In June 2019, the Senate introduced The Ensuring Quality Information and Transparency for Abroad-Based Listings on our Exchanges (EQUITABLE) Act, which prescribes increased disclosure requirements for such issuers and, beginning in 2025, the delisting from national securities exchanges such as the New York Stock Exchange of issuers included for three consecutive years on the SEC’s list. On December 18, 2020, the Holding Foreign Companies Accountable Act, or the Act, was enacted. In essence, the Act requires the SEC to prohibit foreign companies from listing securities on U.S. securities exchanges if a company retains a foreign accounting firm that cannot be inspected by the PCAOB for three consecutive years, beginning in 2021. The SEC is currently in the process of implementing the requirements of the Act. The enactment of the Act and any additional rulemaking efforts to increase U.S. regulatory access to audit information in China could cause investor uncertainty for affected SEC registrants, including us, the market price of our ADSs could be materially adversely affected, and we could be delisted if we are unable to meet the PCAOB inspection requirement in time.
Our audit and risk committee is aware of the Act and regularly communicates with our independent auditor to monitor developments in the rulemaking.
Economic or trade sanctions and a heightened trend towards trade and technology
“de-coupling”
could negatively affect the relationships and collaborations with our suppliers, service providers, technology partners and other business partners, which could materially and adversely affect our competitiveness and business operations.
The United Nations and a number of countries and jurisdictions, including China, the United States and the EU, have adopted various economic or trade sanction regimes. In particular, economic and trade sanctions have been threatened and/or imposed by the U.S. government on a number of China-based technology companies, including ZTE Corporation, Huawei Technologies Co., Ltd., or Huawei, Tencent Holdings Limited, certain of their respective affiliates, and other China-based technology companies. These Chinese technology conglomerates manufacture and/or develop telecommunications and other equipment, software, mobile Apps and devices that are popular and widely used globally, including by us and by our customers, especially those in mainland China. Actions have been brought against ZTE Corporation and Huawei and related persons by the U.S. government. The United States has also in certain circumstances threatened to impose further sanctions, trade embargoes, and other heightened regulatory requirements on China and China-based companies.

These restrictions, and similar or more expansive restrictions that may be imposed by the U.S. or other jurisdictions in the future, though may not be directly applicable to us, may materially and adversely affect our suppliers, service providers, technology partners or other business partners’ abilities to acquire technologies, systems, devices or components that may be critical to our relationships or collaborations with them. In addition, if any of our suppliers, service providers, technology partners or other business partners that have collaborative relationships with us or our affiliates were to become subject to sanctions or other restrictions, this might restrict or negatively impact our ongoing relationships or collaborations with them, which could materially and adversely affect our competitiveness and business operations. Media reports on alleged uses of the technologies, systems or innovations developed by business partners or other parties not affiliated with or controlled by us, even on matters not involving us, could nevertheless damage our reputation and lead to regulatory investigations, fines and penalties against us.
Risks Relating to Operating in the Gaming Industry in Macau
The Subconcession Contract expires in June 2022 and if the Gaming Operator is unable to secure a new concession or subconcession or an extension of the subconcession in 2022, or if the Macau government were to exercise its redemption right, the Gaming Operator would be unable to operate Studio City Casino.
The Subconcession Contract expires on June 26, 2022. Unless a new concession or subconcession is granted or the subconcession is extended, the Gaming Operator’s operations will cease on such expiration date, and in accordance with current legislation on reversion of casino premises, Studio City Casino’s gaming related equipment operated by the Gaming Operator under its subconcession will automatically revert to the Macau government without compensation. The COVID-19 pandemic has affected and may continue to affect the Macau government’s process in relation to the granting of new concessions and may hinder the process related to an extension of the current concessions and subconcessions. In addition, under the Subconcession Contract, from 2017, the Macau government has the right to redeem the Subconcession Contract by providing the Gaming Operator with at least one year’s prior notice. The Macau government has not issued formal guidelines or policies with respect to the renewal or extension of subconcessions or the grant of new concessions or subconcessions. In the event the Gaming Operator is not able to secure any new concession or subconcession or extend its subconcession on terms favorable or acceptable to it, or at all, or the Macau government redeems the subconcession, our results of operations, financial condition, cash flows and prospects may be materially and adversely affected and we would be subject to additional refinancing risks with respect to our existing indebtedness.
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
The gaming industry in Macau and elsewhere in Asia is highly competitive. Our competitors include many of the largest gaming, hospitality, leisure and resort companies in the world. Some of these current and future competitors are larger than us and may have more diversified resources, better brand recognition and greater access to capital to support their developments and operations in Macau and elsewhere. In particular, in recent years, some of our competitors have opened new properties, expanded operations and/or announced their intention for further expansion and developments in Cotai, where Studio City is located. For example, Galaxy Casino, S.A., or Galaxy, opened Galaxy Macau Resort in Cotai in May 2011, phase 2 of the Galaxy Macau Resort opened in May 2015 and phase 3 of the Galaxy Macau Resort is currently being developed and expected to be completed and fully operational in the first half of 2022, while phase 4 is expected to be completed and operational within a few years after the completion of Phase 3. Sands Cotai Central in Cotai opened in April 2012, Wynn Palace opened in August 2016, Parisian Macao opened in September 2016 and MGM Cotai opened in February 2018. In addition, Sociedade de Jogos de Macau, S.A., or SJM is currently developing its project in Cotai which is expected to open in the first half of 2021 and Sands Cotai Central in Cotai has been rebranded and redeveloped into The Londoner Macau, which opened in February 2021.
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
Gaming is a highly regulated industry in Macau and is subject to the risk of changes in laws and policies. Current laws, such as licensing requirements, tax rates and other regulatory obligations, including those for anti-money laundering, could change or become more stringent resulting in additional regulations being imposed upon gaming operations in Macau as well as increased audits and inspections by regulators, including Studio City Casino. Any such adverse developments in the regulation of the gaming industry could be difficult to comply with and could significantly increase costs, which could cause Studio City Casino to be unsuccessful and adversely affect our financial performance.
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

•
Dependence on Relationships with Gaming Promoters.
With the rise in casino operations in Macau, the competition for relationships with gaming promoters has increased and is expected to continue to increase. If the Gaming Operator is unable to utilize, maintain and/or develop relationships with gaming promoters for the Studio City Casino, the Gaming Operator will have to seek alternative ways to develop and maintain relationships with VIP rolling chip players, which may not be available, or if available, may not be as profitable as relationships developed through gaming promoters. Also, in the event the Macau government reduces the cap on the commission rates payable to gaming promoters, gaming promoters’ incentives to bring travelers to casinos in Macau would be further diminished and certain of the gaming promoters may be forced to cease or reduced operations. Increased regulatory scrutiny of gaming promoters in Macau has resulted, and may continue to result, in the cessation of business of certain gaming promoters, thereby resulting in the remaining gaming promoters having significant leverage and bargaining strength in negotiating agreements, including negotiating changes to existing agreements with the Gaming Operator, the loss of business to competitors or the loss of relationships with certain gaming promoters by the Gaming Operator for the Studio City Casino. These developments may have a material adverse effect on the business, prospects, results of operation and financial condition of Studio City Casino. For example, amendments to China’s criminal laws, such that anyone that organizes trips for Chinese citizens for the purpose of gambling outside of mainland China, including Macau, may be deemed to have conducted a criminal act, took effect on March 1, 2021. It is currently unclear whether and to what extent this amendment will adversely impact the operations of the Gaming Operator’s gaming promoters in the future. See also “— Risks Relating to Conducting Business and Operating in Macau — Policies, campaigns and measures adopted by the PRC and/or Macau governments from time to time could materially and adversely affect our operations.”

•
Inability to Control Win Rates.
The gaming industry is characterized by an element of chance. In addition to the element of chance, theoretical expected win rates will also be affected by the spread of table limits and factors that are beyond the operator’s control, such as a player’s skill and experience, the mix of games played, the financial resources of players, the volume and mix of bets played, the amount of time players spend on gambling and the number of players. As a result of the variability in these factors, the actual win rates at Studio City Casino may differ from the theoretical win rates anticipated and could result in less winnings than anticipated.

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
Melco Resorts is a developer, owner and operator of integrated resort facilities in Asia and Europe, and our business has benefited significantly from Melco Resorts’ strong market position in Macau and its expertise in both gaming and non-gaming
businesses. We cannot assure you we will continue to receive the same level of support from Melco Resorts in the future.
Melco Resorts has provided us with substantially all of our financial, administrative, sales and marketing, human resources and legal services and has also provided us with the services of a number of its staff pursuant to the Management and Shared Services Arrangements. Other than our property general manager, all of the Studio City dedicated staff are employed by the Master Service Providers under such arrangements. See “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions — Management and Shared Services Arrangements.” We expect Melco Resorts to continue to provide us with such support services in the future. However, there is no assurance that employees of Master Service Providers, who also support our financial, management, administration and other corporate functions, will be able to carry out their responsibilities in the best interests of Studio City or provide sufficient support for us to operate as an independent public company in compliance with the relevant financial reporting, internal control and other legal and regulatory requirements. In addition, to the extent Melco Resorts does not continue to provide us with such support, we may need to create our own support systems and may encounter operational, administrative and strategic difficulties. Having to create our own support systems due to lack of support from Melco Resorts may cause us to react more slowly than our competitors to industry changes and may divert our management’s attention from running our business, increase our operating costs or otherwise harm our operations.
In addition, since we have only been a public company since October 2018, our management team will need to develop the expertise necessary to comply with the numerous regulatory and other requirements applicable to public companies, including requirements relating to corporate governance, listing standards and securities and investor relations issues. Prior to our initial public offering, we were indirectly subject to requirements to maintain an effective internal control over financial reporting under Section 404 of the Sarbanes–Oxley Act of 2002 as a subsidiary of Melco Resorts. However, as a public company itself, our management will have to evaluate our internal control system independently with new thresholds of materiality and to implement necessary changes to our internal control system. We cannot guarantee that we will be able to do so in a timely and effective manner.
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
Conflicts of interest may arise between Melco Resorts and us in a number of areas relating to our past and ongoing relationships. Potential conflicts of interest include:

•
Other Gaming, Retail and Entertainment Resorts in Macau.
Melco Resorts owns other gaming, retail and entertainment resorts in Macau and the Gaming Operator, as a subsidiary of Melco Resorts, operates casinos and gaming areas at such resorts owned by Melco Resorts. The ownership and operation of City of Dreams and Altira Macau by Melco Resorts and the Gaming Operator may divert their attention and resources. For example, VIP rolling chip operations at Studio City Casino are operated by the Gaming Operator under the Services and Right to Use Arrangements and the VIP tables used in such operations were initially allocated by the Macau government for operation by the Gaming Operator at gaming areas of the Gaming Operator’s other properties in Macau. The Gaming Operator will continue VIP rolling chip operations at the Studio City Casino until December 31, 2021, subject to early termination with 30 days’ prior notice by either Studio City Entertainment or the Gaming Operator. Any discontinuation of operation of VIP tables at Studio City Casino and potential allocation of such VIP tables to other Melco Resorts properties, as well as any strategic decisions made by Melco Resorts to focus on their other projects in Macau rather than us, could materially and adversely affect our financial condition and results of operations.

•
Allocation of Business Opportunities
. Melco Resorts, as well as the Gaming Operator, may take action to construct and operate new gaming projects or invest in such projects located in the Asian region (including new gaming projects in Macau) or elsewhere, which, along with their current operations, including City of Dreams and Altira Macau, may divert their attention and resources. For example, in

2015, Melco Resorts opened City of Dreams Manila, a casino, hotel, retail and entertainment resort in Manila, the Philippines. In 2019, Melco Resorts acquired from Melco International a 75% equity interest in the City of Dreams Mediterranean project, which is currently under development, as well as the temporary and satellite casinos opened prior to the official launch of the City of Dreams Mediterranean project. We could face competition from these other gaming projects. Due to the Management and Shared Services Arrangements we have with Melco Resorts, should Melco Resorts decide to focus more attention on gaming projects located in other areas, including in jurisdictions that may be expanding or commencing their gaming industries, or should economic conditions or other factors result in a significant decrease in gaming revenues and number of patrons in Macau, Melco Resorts may make strategic decisions to focus on their other projects rather than us, which could adversely affect our development and operation of Studio City and future growth.

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

•
Our Board Members and Executive Officers May Have Conflicts of Interest
. Certain of our directors are also the directors and/or executive officers of Melco Resorts, our property general manager serves on Melco Resorts’ executive committee and our chief financial officer is an executive officer of Melco Resorts. In addition, our senior management team (including staff of Melco Resorts designated to Studio City under the Management and Shared Services Arrangements) also has reporting obligations to Melco Resorts. Certain of our directors have also been appointed by New Cotai. These relationships could create, or appear to create, conflicts of interest when these persons are faced with decisions with potentially different implications for Melco Resorts or New Cotai, as the case may be, and us. See “— Risks Relating to Our Business — We rely on services provided by subsidiaries of Melco Resorts, including hiring and training of personnel for Studio City” and “— Certain of our directors and executive officers hold a substantial amount of share options, restricted shares and ordinary shares of Melco Resorts, which could create an appearance of potential conflicts of interests.” While we have appointed independent directors to our board of directors, and our audit and risk committee consists solely of independent directors, due to the nature of their role as independent directors, such directors may not have access to the same information, resources and support as directors who are also directors and/or executive officers of Melco Resorts, which may hinder their ability to eliminate all conflicts of interest presented by our relationships with Melco Resorts.

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
All of our operations are in Macau. Accordingly, our results of operations and financial condition may be materially adversely affected by significant political, social and economic developments in Macau and China. A slowdown in economic growth in China could adversely impact the number of visitors from China to Studio City as well as the amount they are willing to spend in our hotel, restaurants and other facilities as well as at Studio City Casino, which could have a material adverse effect on our results of the operations and financial condition. A number of measures taken by the Chinese government in recent years to control the rate of economic growth, including those designed to tighten credit and liquidity, have led to a slowdown of China’s economy. According to the National Bureau of Statistics of China, China’s GDP growth rate was 2.3% in 2020, which was much lower than the 6.0% in 2019, and any slowdown in its future growth may have an adverse impact on financial markets, currency exchange rates, as well as the spending of visitors in Macau and Studio City. In addition, in 2020, the value of the Renminbi appreciated approximately 6.7% against the U.S. Dollar. There is no guarantee that economic downturns, whether actual or perceived, any further decrease in economic growth rates or an otherwise uncertain economic outlook in China will not occur or persist in the future, that they will not be protracted or that governments will respond adequately to control and reverse such conditions, any of which could materially and adversely affect our business, financial condition and results of operations.
In addition, the global macroeconomic environment is facing significant challenges, including the higher prospect of a global recession caused by the effect of a large-scale global
COVID-19
pandemic, and dampened business sentiment and outlook. These events have also caused significant declines as well as volatility in global equity and debt capital markets, further elevating the risk of an extended global economic downturn or even a global recession that could in turn trigger a severe contraction of liquidity in the global credit markets. Even prior to these events, the global economy was facing the end of quantitative easing by the U.S. Federal Reserve, the economic slowdown in the Eurozone in 2014, uncertainties relating to the United Kingdom’s withdrawal from the European Union, the continuation of international trade conflicts, including the trade disputes between the United States and China and the potential further escalation of trade tariffs and related retaliatory measures between these two countries and globally. The United States and China have, in recent years, been involved in disputes over trade policies and practices and each has implemented or proposed to implement tariffs on certain imported products. There is considerable uncertainty over the impact and duration of the
COVID-19
pandemic on the global macroeconomic environment. In addition, tensions between the United States and China have continued to escalate in 2020 in connection with ongoing trade disputes as well as other political factors, including the
COVID-19
pandemic and the status of Hong Kong. Continued rising political tensions could reduce levels of trade, investment, technological exchanges and other economic activities between the two major economies, which would have a material adverse effect on global economic conditions and the stability of global financial markets.
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
Gaming operators in Macau are currently prohibited from accepting wagers in Renminbi, the currency of China. There are currently restrictions on the export of the Renminbi outside of China, including to Macau. For example, a Chinese citizen traveling abroad is only allowed to take a total of RMB20,000 plus the equivalent of up to US$5,000 out of China. Moreover, an annual limit of RMB100,000 (US$15,369) on the aggregate amount that can be withdrawn overseas from Chinese bank accounts was set by the Chinese government, with effect on January 1, 2018. In addition, the Chinese government’s ongoing anti-corruption campaign has led to tighter monetary transfer regulations, including real-time monitoring of certain financial channels, reducing the amount that China-issued ATM cardholders can withdraw in each withdrawal, imposing a limit on the annual aggregate amount that may be withdrawn and the launch of facial recognition and identity card checks with respect to certain ATM users, which could disrupt the amount of money visitors can bring from mainland China to Macau. Furthermore, the Macau government has launched identity card checks with respect to certain ATM users and recently recommended banks perform adequate due diligence and monitoring of merchants with respect to usage of point-of-sales
machines, such as cash registers where a customer is charged for goods or services purchased. These measures may limit liquidity availability and curb capital outflows. In addition, on June 12, 2017, a law with respect to the control of cross-border transportation of cash and other negotiable instruments to the bearer was enacted and came into effect on November 1, 2017. In accordance with such law, all individuals entering Macau with an amount in cash or negotiable instrument to the bearer equal to or higher than the amount of MOP120,000 (US$15,027) as determined by the Chief Executive of Macau are required to declare such amount to the customs authorities. For further details, please refer to “Item 4. Information on the Company — B. Business Overview — Control of Cross-border Transportation of Cash Regulations.” Restrictions on the export of the Renminbi and related measures may impede the flow of customers from China to Macau, inhibit the growth of gaming in Macau and negatively impact the operation of Studio City Casino.
Policies, campaigns and measures adopted by the PRC and/or Macau governments from time to time could materially and adversely affect our operations.
Our operating results may be adversely affected by:

•	tightening of travel restrictions to Macau or from China, including due to the outbreak of infectious diseases, such as the COVID-19 outbreak;

•	austerity measures which may be imposed by the Chinese government;

•	changes in government policies, laws and regulations, or in the interpretation or enforcement of these policies, laws and regulations;

•	changes in cross-border fund transfer and/or foreign exchange regulations or policies effected by the Chinese and/or Macau governments;

•	measures taken by the Chinese government to deter marketing of gaming activities to mainland Chinese residents by foreign casinos;

•	measures that may be introduced to control inflation, such as interest rate increases or bank account withdrawal controls; and

•	changes in the rate or method of taxation by the Macau government.
A significant number of the customers of Studio City Casino come from, and are expected to continue to come from, China. Any travel restrictions imposed by China, such as the travel restrictions imposed due to the
COVID-19
outbreak, could negatively affect the number of patrons visiting Studio City from China. Since mid-2003,
under the Individual Visit Scheme, or IVS, Chinese citizens from certain cities have been able to travel to Macau individually instead of as part of a tour group. In mid-2008
through 2010, the Chinese government adjusted its visa policy and limited the number of visits Chinese citizens may make to Macau in a given time period. China also banned “zero fare tours,” popular among visitors to Macau from mainland China, whereby travelers avail the services of tour guides at minimal or no cost if they agree to shop in designated areas in exchange. Further, in 2014, the Chinese government and the Macau government tightened visa transit policies for mainland China residents. Starting on July 1, 2014, the Macau government has tightened transit visa rule implementation, limiting such travelers to a five-day
stay, with documented proof that they were going to a third destination. From July 2015, Macau eased the restrictions and again allowed mainland Chinese passport holders who transit via the city to stay for up to seven days. While the Chinese government has in the past restricted and then loosened IVS travel frequently, it has recently indicated its intention to maintain tourism development by opening the IVS to more Chinese cities to visit Macau. In March 2016, for instance, the Ministry of Public Security of China announced a new practice to make it easier for some mainland Chinese citizens to apply for the IVS visa. It is unclear whether these and other measures will continue to be in effect or become more restrictive in the future. For instance, as a result of the
COVID-19
outbreak, the PRC government suspended the issuance of group and individual travel visas from China to Macau. The IVS program was fully resumed by the PRC government on September 23, 2020. A decrease in the number of visitors from China would adversely affect Studio City’s results of operations.

In addition, certain policies and campaigns implemented by the Chinese government may lead to a decline in the number of patrons visiting Studio City and the amount of spending by such patrons. The strength and profitability of our business depends on consumer demand for integrated resorts in general and for the type of luxury amenities that a gaming operator offers. Initiatives and campaigns undertaken by the Chinese government in recent years have resulted in an overall dampening effect on the behavior of Chinese consumers and a decrease in their spending, particularly in luxury good sales and other discretionary spending. For example, the Chinese government’s ongoing anti-corruption campaign has had an overall dampening effect on the behavior of Chinese consumers and their spending patterns both domestically and abroad. In addition, the number of patrons visiting Studio City may be affected by the Chinese government’s focus on deterring marketing of gaming to mainland Chinese citizens by casinos and its initiatives to tighten monetary transfer regulations, increase monitoring of various transactions, including bank or credit card transactions, reduce the amount that China-issued ATM cardholders can withdraw in each withdrawal and impose a limit on the annual aggregate amount that may be withdrawn. It has also been reported that the Chinese government is developing its digital currency and has performed certain test trials in its application within mainland China. If a digital currency is adopted by the Macau government for gaming operations in Macau, there could be a material and adverse impact on Studio City Casino’s VIP rolling chip operations if limitations on transactions per player are also introduced in conjunction with the adoption of the digital currency. In addition, amendments to China’s criminal laws, such that anyone that organizes trips for Chinese citizens for the purpose of gambling outside of mainland China, including Macau, may be deemed to have conducted a criminal act, came into effect on March 1, 2021. It is currently unclear whether, and to what extent, these amendments will adversely impact the operations of gaming promoters and any knock-on
effects on VIP rolling chip operations as well as on the premium direct, premium mass and mass market segments. Further, prior convictions of staff of a foreign casino in China in relation to gaming related activities in China have also created regulatory uncertainty on marketing activities in China. A wide interpretation, application or enforcement of these amendments by the PRC governmental authorities could have a material and adverse effect on our business and prospects, financial condition and results of operations.
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
Gaming related activities in the PRC, including marketing activities, are strictly regulated by the PRC government and subject to various PRC laws and regulations. The PRC legal system continues to rapidly evolve and the interpretations of many laws, regulations and rules are not always uniform. In addition, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all. As a result, we may not be aware of all policies and rules imposed by the PRC authorities which may affect or relate to our business and operations. There is also no assurance that our interpretation of the laws and regulations that affect our activities and operations in the PRC is or will be consistent with the interpretation and application by the PRC governmental authorities. These uncertainties may impede our ability to assess our legal rights or risks relating to our business and activities. Any changes in the laws and regulations, or in the interpretation or enforcement of these laws and regulations, which affect gaming related activities in the PRC could have a material and adverse effect on our business and prospects, financial condition and results of operations.
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
Terrorism, violent criminal acts, the uncertainty of war, widespread health epidemics or pandemics, political developments and other factors affecting discretionary consumer spending and leisure travel may reduce visitation to Macau and harm our operating results.
The strength and profitability of our business will depend on consumer demand for integrated resorts and leisure travel in general. Terrorist and violent criminal activities in Europe, the United States, Southeast Asia and elsewhere, military conflicts in the Middle East, social events and natural disasters such as typhoons, tsunamis and earthquakes, and outbreaks of widespread health epidemics or pandemics, including the
COVID-19
outbreak, among other things, have negatively affected travel and leisure expenditures. Terrorism, other criminal acts of violence or social events and widespread health epidemics or pandemics could have a negative impact on international travel and leisure expenditures, including lodging, gaming and tourism. We cannot predict the extent to which such acts may affect us, directly or indirectly, in the future. In addition, introduction of the National Security Law for Hong Kong and the U.S. State Department’s statements in reaction to it has resulted in further deterioration in the
Sino-U.S.
bilateral relationship, which could negatively affect the Chinese economy and its demand for gaming and leisure activities. See also “— The
COVID-19
pandemic has had, and will likely continue to have, a material and adverse effect on our business, financial condition and results of operations” and “— An outbreak of widespread health epidemics or pandemics, contagious disease or other outbreaks may have an adverse effect on the economies of affected countries or regions and may have a material adverse effect on our business, financial condition and results of operations”.
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
An outbreak of widespread health epidemics or pandemics, contagious disease or other outbreaks may have an adverse effect on the economies of affected countries or regions and may have a material adverse effect on our business, financial condition and results of operations.
Our business could be, and in certain cases, such as the
COVID-19
pandemic, has been materially and adversely affected by the outbreak of widespread health epidemics or pandemics, such as swine flu, avian influenza, severe acute respiratory syndrome (SARS), Middle East respiratory syndrome (MERS), Zika and Ebola. The occurrence of such health epidemics or pandemics, prolonged outbreak of an epidemic illness or other adverse public health developments in China or elsewhere in the world could materially disrupt our business and operations. Such events could significantly impact our industry and cause severe travel restrictions between China and Macau as well as temporary or prolonged closures of the facilities we use for our operations and disruptions to public transportation, which would severely disrupt our operations and have a material adverse effect on our business, financial condition and results of operations. Such events may also indirectly and materially adversely impact our operations by negatively impacting the outlook, growth or business sentiment in the global, regional or local economy. See also “— The
COVID-19
pandemic has had, and will likely continue to have, a material and adverse effect on our business, financial condition and results of operations.”
Several countries, including Japan, South Korea and Vietnam, have registered cases of avian flu since the end of 2020. Fully effective avian flu vaccines have not been developed and there is evidence that the H5N1 virus is constantly evolving so we cannot assure you that an effective vaccine can be discovered or commercially manufactured in time to protect against the potential avian flu pandemic. In the first half of 2003, certain countries in Asia experienced an outbreak of SARS, a highly contagious form of atypical pneumonia, which seriously interrupted economic activities and caused the demand for goods and services to plummet in the affected regions.
In addition to the ongoing outbreak of
COVID-19,
there can be no assurance that an outbreak of swine flu, avian influenza, SARS, MERS, Zika, Ebola or other contagious disease or any measures taken by the governments of affected countries against such potential outbreaks will not seriously interrupt our gaming operations. The perception that an outbreak of any health epidemic or contagious disease may occur may also have an adverse effect on the economic conditions of countries in Asia. In addition, our operations could be disrupted if any of our facilities or employees or others involved in our operations were suspected of having
COVID-19,
swine flu, avian influenza, SARS, MERS, Zika or Ebola as this could require us to quarantine some or all of such employees or persons or disinfect the facilities used for our operations. Furthermore, any future outbreak may restrict economic activities in affected regions, which could result in reduced business volume and the temporary closure of our facilities or otherwise disrupt our business operations and adversely affect our results of operations. Our revenues and profitability could be materially reduced to the extent that a health epidemic or other outbreak harms the global or PRC economy in general.
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
We are a holding company and have no material assets other than our equity interest in MSC Cotai. We have also undertaken that we will not own equity interests in any other entity other than MSC Cotai and that we will contribute to MSC Cotai all net proceeds received by us from sales of equity securities and sales of assets. Please see “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions —
Pre-IPO
Organizational Transactions.” Because we will have no independent means of generating revenue, our ability to pay dividends, if any, and cover our corporate and other expenses is dependent on the ability of MSC Cotai to generate revenue to pay such dividends and expenses. This ability, in turn, may depend on the ability of MSC Cotai’s subsidiaries to make distributions to it. The ability of MSC Cotai and its subsidiaries to make such distributions will be subject to, among other things, (i) the applicable laws and regulations of the relevant jurisdictions that may limit the amount of funds available for distribution, (ii) restrictions in the Participation Agreement or relevant debt instruments issued by MSC Cotai or its subsidiaries in which it directly or indirectly holds an equity interest and (iii) the availability of funds to distribute. For example, if the
COVID-19
pandemic continues to disrupt our operations or escalates, it may have a material adverse effect on the availability of funds for MSC Cotai and its subsidiaries to distribute. To the extent that we need funds and MSC Cotai or its subsidiaries are restricted from making such distributions or payments under applicable law or regulation or under the terms of any financing arrangements, or are otherwise unable to provide such funds, our liquidity and financial condition could be materially and adversely affected.
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
Participation by certain of our principal shareholders in our equity offerings has reduced the available public float for our ADSs.
MCO Cotai, our controlling shareholder, and certain funds managed by Silver Point Capital, L.P., one of our principal shareholders, participated in our initial public offering and were allocated 25,550,000 ADSs, or 77.3%, of the total amount of ADSs offered in our initial public offering at the initial public offering price. In addition, MCO Cotai, New Cotai and certain funds managed by Silver Point Capital, L.P. also participated in the series of private offers we announced in July 2020 and purchased 121,304,652 Class A shares, or 94.4% of the total amount of Class A shares purchased in such offerings. Out of the 47,163,189 ADSs (representing 188,652,756 Class A ordinary shares) outstanding, 15,330,000 ADSs, or 32.5% of such outstanding ADSs, are owned by MCO Cotai and, as of December 31, 2020, 15,392,680, or 32.6%, and 7,693,529 ADSs, or 16.3% of such outstanding ADSs, are owned funds managed by Silver Point, L.P. and New Cotai, respectively. See “Item 7. Major Shareholders and Related Party Transactions — A. Major Shareholders.”
Such purchases and ownership reduced the otherwise available public float for our ADSs and the liquidity of our ADSs relative to what it would have been had these ADSs been purchased by other investors and thereby may adversely impact the trading price of our ADSs.

We have not been in compliance with the New York Stock Exchange requirements for continued listing and as a result our ADSs may be delisted from trading on the New York Stock Exchange, which would have a material effect on us and the liquidity of our ADSs and Class A ordinary shares.
On February 20, 2020, we announced that we received a notice from the New York Stock Exchange notifying us that we were not in compliance with Section 802.01A of the New York Stock Exchange Listed Company Manual, or the NYSE Manual, which requires the number of total shareholders of the Company’s capital stock be no less than 400 shareholders, or the NYSE Notice. Pursuant to the NYSE Notice, the Company is subject to the procedures set forth in Sections 801 and 802 of the NYSE Manual and was requested to submit a business plan within 90 days of receipt of the NYSE Notice that demonstrates how we expect to return to compliance with the minimum total shareholder requirement within a maximum period of 18 months of receipt of the notice.
In accordance with the timing requirement under the NYSE Notice, we submitted a business plan in May 2020, or the NYSE Business Plan. On July 2, 2020, we were notified the NYSE Business Plan was accepted by the New York Stock Exchange. In such notification, the New York Stock Exchange also notified us that we were not in compliance with the requirement under Section 802.01A of the NYSE Manual which requires the number of total shareholders of the Company’s capital stock to be no less than 1,200 shareholders if the average monthly volume of its ADSs is less than 100,000 for the most recent 12 months, or the Additional
NYSE Non-Compliance,
and subject to the procedures set forth in Sections 801 and 802 of the NYSE Manual for the Additional
NYSE Non-Compliance. The NYSE
Business Plan addressed both
the non-compliance contained
in the NYSE Notice and the Additional
NYSE Non-Compliance. We
expect to have a period of 18 months from receipt of the NYSE Notice to regain compliance with both of the afore-mentioned continued listing standards. We are subject to quarterly monitoring by the New York Stock Exchange for compliance with the NYSE Business Plan. If we fail to comply with the NYSE Business Plan or do not meet the continued listing standards at the end of the 18-month period,
we expect we will be subject to prompt initiation of NYSE suspension and delisting procedures.
We cannot assure you that we can or will continually adhere to all of the continued listing requirements of the New York Stock Exchange, including those required to maintain our listing on the New York Stock Exchange, or that the New York Stock Exchange will not take any other action in the course of monitoring our implementation of the NYSE Business Plan, including any reduction of the remediation period. If we are delisted from the New York Stock Exchange, our ADSs or ordinary shares may be eligible for trading on an over-the-counter
market in the United States. In the event that we are not able to obtain a listing on another U.S. stock exchange or quotation service for our ADSs, it may be extremely difficult for holders of our ADSs and shareholders to sell their ADSs or ordinary shares. Moreover, if our ADSs are delisted from the New York Stock Exchange but listed elsewhere, it will likely be on a market with less liquidity and more price volatility than experienced on the New York Stock Exchange. Holders of our ADSs and our shareholders may not be able to sell their ADSs or ordinary shares on any such substitute market in the quantities, at the times or at the prices that could potentially be available on a more liquid trading market. In addition, following a delisting from the New York Stock Exchange, as direct or indirect holders of 5% or more of our shares are subject to suitability and financial capacity review by the DICJ, a direct or indirect sales of our ADSs or ordinary shares representing 5% or more of our outstanding share capital may require prior approval by the Macau government. See “Item 4. Information on the Company — B. Business Overview — Gaming Regulations,” “Item 4. Information on the Company — B. Business Overview — Gaming Regulations — The Gaming Operator’s Subconcession” and “Item 4. Information on the Company — B. Business Overview — Gaming Regulations — Services and Right to Use Arrangements Regulatory Requirements.” As a result of these factors, if our ADSs are delisted from the New York Stock Exchange, the price and liquidity of our ADSs and ordinary shares may be materially and adversely affected.

The trading price of our ADSs has been volatile since our ADSs began trading on The New York Stock Exchange and may be subject to fluctuations in the future, which could result in substantial losses to investors.
The trading price of our ADSs has been and may continue to be subject to wide fluctuations. Since our listing on October 18, 2018 to March 26, 2021, the trading prices of our ADSs ranged from US$11.87 to US$28.59 per ADS and the closing sale price on March 26, 2021 was US$13.51 per ADS. The trading price of our ADSs may be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, including the performance and fluctuation of the market prices of other companies with business operations located mainly in Macau or China that have listed their securities in the United States. In addition to market and industry factors, the price and trading volume for our ADSs may be highly volatile for factors specific to our own operations, including the following:

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
pandemic or any other global pandemic or crisis;

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
As of December 31, 2020, New Cotai owned 7,693,529 ADSs, representing approximately a 6.9% voting and economic interest in our company, and 72,511,760 Class B ordinary shares, representing approximately a 16.4% voting, non-economic
interest in our company. New Cotai also has a Participation Interest, which entitles New Cotai to receive from MSC Cotai an amount equal to approximately 20% of the amount of any distribution, dividend or other consideration paid by MSC Cotai to us, subject to adjustments, exceptions and conditions. Under the Participation Agreement, New Cotai and its permitted transferees will be entitled to exchange its Participation Interest for Class A ordinary shares. We have granted registration rights with respect to the Class A ordinary shares delivered in exchange for Participation Interests. See “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions —
Pre-IPO
Organizational Transactions” and “— Registration Rights Agreement.”
In addition, certain funds managed by Silver Point Capital, L.P., as of December 31, 2020, beneficially owned 61,570,720 Class A ordinary shares in the form of ADSs, representing 16.6% of our outstanding Class A ordinary shares, while Melco International beneficially owned 243,020,416 Class A ordinary shares, representing 65.6%, of our outstanding Class A ordinary shares. See “Item 7. Major Shareholders and Related Party Transactions — A. Major Shareholders.”
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
We currently intend to retain most, if not all, of our available funds and any future earnings to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. See “Item 8. Financial Information — A. Consolidated Statements and Other Financial Information — Dividend Policy” and note 17 to the consolidated financial statements included elsewhere in this annual report. Therefore, you should not rely on an investment in our ADSs as a source for any future dividend income.
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
We will be required to file an annual report on Form
20-F
within four months of the end of each fiscal year. In addition, we currently publish our results on a quarterly basis through press releases, distributed pursuant to the rules and regulations of the New York Stock Exchange. Press releases relating to financial results and material events will be furnished to the SEC on Form
6-K.
However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers.
As a foreign private issuer, we are subject to New York Stock Exchange corporate governance listing standards. However, the New York Stock Exchange rules permit a foreign private issuer like us to follow the corporate governance practices of its home country, including with respect to board and committee composition and shareholder approval requirements with respect to issuances of equity securities. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from New York Stock Exchange corporate governance listing standards. For instance, shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. In addition, we rely on this “home country practice” exception and do not have a majority of independent directors serving on our board and we are not required to obtain shareholder approval prior to issuances of ordinary shares or ADSs under New York Stock Exchange rules. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.
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
We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Act (as amended) of the Cayman Islands, or Companies Act, and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.
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
As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as shareholders of a U.S. public company. For a discussion of significant differences between the provisions of the Companies Act (as amended) of the Cayman Islands and the laws applicable to companies incorporated in the United States and their shareholders, see “Item 10. Additional Information — B. Memorandum and Articles of Association — Differences in Corporate Law.”
If we are a passive foreign investment company for United States federal income tax purposes for any taxable year, United States holders of our ADSs could be subject to adverse United States federal income tax consequences.
A
non-United
States corporation will be a passive foreign investment company, or PFIC, for United States federal income tax purposes for any taxable year if either (i) at least 75% of its gross income for such taxable year is passive income or (ii) at least 50% of the value of its assets (based on an average of the quarterly values) during such year is attributable to assets that produce or are held for the production of passive income. Based on the value of our assets and the composition of our income and assets, we do not believe we were a PFIC for United States federal income tax purposes for our taxable year ended December 31, 2020. However, the determination of whether or not we are a PFIC according to the PFIC rules is made on an annual basis and will depend on the composition of our income and assets and the value of our assets from time to time. Therefore, changes in the composition of our income or assets or the value of our assets may cause us to become a PFIC. The determination of the value of our assets (including goodwill not reflected on our balance sheet) may be based, in part, on the quarterly market value of our ADSs, which is subject to change and may be volatile.
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
A. HISTORY AND DEVELOPMENT OF THE COMPANY
We were established as an international business company, limited by shares, under the laws of the British Virgin Islands as CYBER ONE AGENTS LIMITED on August 2, 2000 and subsequently re-registered
as a business company, limited by shares, under the British Virgin Islands Business Companies Act, 2004. New Cotai acquired a 40% equity interest in us on December 6, 2006. MCO Cotai acquired a 60% equity interest in us on July 27, 2011. Melco Resorts is an exempted company incorporated with limited liability under the Companies Act (as amended) of the Cayman Islands and its American Depositary Shares are listed on the Nasdaq Global Select Market in the United States. On January 17, 2012, our name was changed from CYBER ONE AGENTS LIMITED to STUDIO CITY INTERNATIONAL HOLDINGS LIMITED.
In October 2001, we were granted a land concession in Cotai by the Macau government for the development of Studio City, a cinematically-themed integrated resort. Studio City commenced operations on October 27, 2015. We conduct our principal activities through our subsidiaries, which are primarily located in Macau. We currently operate the non-gaming
operations of Studio City. The Gaming Operator operates the Studio City Casino. See “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions.”
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
For a description of our principal capital expenditures for the years ended December 31, 2020, 2019, and 2018, see “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources.”
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
B. BUSINESS OVERVIEW
Overview
Studio City is a world-class integrated resort located in Cotai, Macau and its principal operating activities are the provision of gaming related services and the hospitality business in Macau. Studio City Casino has 250 mass market gaming tables and, in 2019, approximately 947 gaming machines, which we believe provide higher margins and attractive long-term growth opportunities. The mass market focus of Studio City Casino is currently complemented with junket and premium direct VIP rolling chip operations, which include up to 45 tables authorized for VIP rolling chip operations. In 2020, excluding gaming tables and gaming machines that were not in operation due to government-mandated closures or social distancing measures in relation to the
COVID-19
outbreak, Studio City Casino had an average of approximately 282 gaming tables and 586 gaming machines in operation. Our cinematically-themed integrated resort is designed to attract a wide range of customers by providing highly differentiated non-gaming
attractions, including the world’s first
figure-8
Ferris wheel, a Batman flying theater ride, a deluxe night club and karaoke and a
5,000-seat
live performance arena. Studio City features approximately 1,600 luxury hotel rooms, diverse food and beverage establishments and approximately 25,000 square meters of complementary retail space. Studio City was named Casino/Integrated Resort of the Year in 2016 by the International Gaming Awards.
Studio City is strategically located in Cotai, as one of the few dedicated Cotai hotel-casino resort stops on the Macau Light Rapid Transit Line, with an access bridge leading to Studio City.
Studio City has delivered continuous earnings improvement since commencing operations in October 2015 through 2019. We have grown total operating revenues from US$539.8 million in 2017 to US$571.2 million in 2018 and further to US$626.7 million in 2019. We generated net income attributable to Studio City International Holdings Limited of US$33.6 million in 2019 and net losses attributable to Studio City International Holdings Limited of US$76.4 million and US$21.6 million in 2017 and 2018, respectively. We increased our Adjusted EBITDA from US$279.1 million in 2017 to US$314.8 million in 2018 and further to US$361.0 million in 2019, and expanded our Adjusted EBITDA margin from 51.7% to 55.1% and further to 57.6%, respectively, for these periods. However, due to the temporary casino closure and enhanced quarantine and social distancing measures to contain the
COVID-19
pandemic in 2020, our total operating revenues decreased from US$626.7 million in 2019 to US$49.2 million in 2020 and we generated net loss attributable to Studio City International Holdings Limited of US$321.6 million in 2020 compared to a net income attributable to Studio City International Holdings Limited of US$33.6 million in 2019.
Studio City Casino is operated by the Gaming Operator, one of the subsidiaries of Melco Resorts and a holder of a gaming subconcession, and we operate the non-gaming
businesses of Studio City.
We generated all of our revenues for each of the years ended December 31, 2020, 2019 and 2018 from our operations in Macau, the sole market in which we compete to operate. For further information on the Macau gaming market, see “— Market and Competition — Macau Gaming Market.”
Gaming
Studio City Casino currently consists of a mass market table gaming area, a gaming machine area and a VIP gaming area, with a total operating gross floor area of 23,745 square meters, located on the first two floors of Studio City. Studio City Casino gaming customers currently include mass market and VIP rolling chip players. Studio City Casino catered exclusively to mass market players until it launched its VIP rolling chip operations in November 2016, including both junket and premium direct VIP offerings. For the years ended December 31, 2020, 2019 and 2018, Studio City Casino’s gross gaming revenues was US$264.4 million, US$1,432.0 million and US$1,583.8 million, respectively.
Studio City Casino currently has 250 mass market gaming tables and, in 2019, approximately 947 gaming machines. In 2020, excluding gaming tables and gaming machines that were not in operation due to government-mandated closures or social distancing measures in relation to the
COVID-19
outbreak, Studio City Casino had an average of approximately 282 gaming tables and 586 gaming machines in operation. These gaming tables offer gaming patrons a variety of options including baccarat, three card baccarat, fortune baccarat, blackjack, craps, Caribbean stud poker, roulette, sic bo, fortune 3 card poker and other games. Studio City Casino also offers VIP rolling chip operations, with up to 45 tables authorized for such operations until December 31,

2021, subject to early termination with 30 days’ prior notice by either the Gaming Operator or Studio City Entertainment. We currently expect our business strategy going forward to continue to focus on cultivating further growth in the premium mass and mass market segments at the Studio City Casino and enhancing our differentiated non-gaming
amenities to complement our gaming operations.
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
Studio City Casino’s mass market table games drop and hold percentage were US$0.73 billion and 26.6% in 2020, respectively, US$3.49 billion and 29.1% in 2019, respectively, and US$3.27 billion and 26.5% in 2018, respectively. As a result, Studio City Casino had gross gaming revenue from mass market table games of US$193.8 million, US$1,014.2 million and US$868.5 million in 2020, 2019 and 2018, respectively. Studio City Casino’s gaming machine handle and gaming machine win rate were US$0.74 billion and 2.8% in 2020, respectively, US$2.60 billion and 3.1%, respectively, in 2019, and US$2.48 billion and 3.4% in 2018, respectively. As a result, Studio City Casino had gross gaming revenue from gaming machine of US$20.2 million, US$79.5 million and US$83.9 million in 2020, 2019 and 2018, respectively. Average net win per gaming machine per day in 2020, 2019 and 2018 was US$98, US$230 and US$240, respectively.
Studio City Casino will continue to
re-examine
the mass market gaming areas to maximize table utilization, to innovate gaming products and to invest in technologies and analytical capability to enhance table productivity and customer retention.
VIP Rolling Chip Segment
In November 2016, Studio City Casino introduced VIP rolling chip operations, including both junket and premium direct VIP offerings, which include up to 45 tables authorized for VIP rolling chip operations. The VIP rolling chip area is comprised of private gaming salons or areas that have restricted access to rolling chip patrons and offer more personalized and ultra-premium services than the mainstream and premium mass market gaming areas. It is also situated at a higher level than the mass market gaming areas with generally higher-end
dining and beverage options and special decorations. The Gaming Operator will continue VIP rolling chip operations at the Studio City Casino until December 31, 2021, subject to early termination with 30 days’ prior notice by either Studio City Entertainment or the Gaming Operator. Studio City Casino’s VIP rolling chip volume, VIP rolling chip win rate and VIP rolling chip gross gaming revenue were US$2.21 billion, 2.28% and US$50.4 million, respectively, in 2020, US$10.99 billion, 3.08% and US$338.3 million, respectively, in 2019 and US$21.24 billion, 2.97% and US$631.4 million, respectively, in 2018.
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

	For the Year Ended December 31,
	2020	2019	2018
Average daily rate (US$)	128	135	138
REVPAR (US$)	36	135	138
Occupancy rate	28%	100%	100%
Studio City garnered the Forbes Travel Guide Five-Star recognition for its hotel, spa and restaurant for two consecutive years in 2020. Its Star Tower achieved the Sharecare Health Security VERIFIED
®
with Forbes Travel Guide certification in 2020, recognizing its commitment to creating a culture of accountability and following global best practices to heighten health security.
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
Pearl Dragon
.
Retail
Studio City has approximately 25,000 square meters of themed and innovative retail space at the lower levels of the property. It has a net leasable area of approximately 23,000 square meters. The retail mall showcases a variety of shops and food and beverage offerings including a small portion of our self-operated retail outlets.
The Boulevard at Studio City provides a unique retail experience to visitors. The immersive retail entertainment environment at Studio City enables visitors to shop in a streetscape environment with featured streets and squares inspired by iconic shopping and entertainment locations, including New York’s Times Square. Studio City’s retail space offers a mix of fashion-forward labels and internationally-renowned brands.
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

graphics, this immersive flying theater ride provides thrill-seekers with a dynamic flying experience based on a multi-sensory, action-packed, digitally-animated Batman storyline with Batman’s heart-stopping encounters.

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

•
Studio City Water Park
(opening in 2021) — a water park featuring several high-thrill and family-focused attractions, including the High Point Twister, a
20-meter
tall slide tower with waterslides for individuals and small families alike, and the Golden Bucket, a massive water play structure with a classic tipping bucket, four slides and over 60 water features. For small children, the Studio City Water Park includes the Little Lagoon with four slides for kids of all ages and their parents. Finally, the Studio City Water Park also includes Studio City’s Riverscape, a jungle-themed action river that is over 450 meters long which offers three routes of differing lengths, three white-sand beaches and 16 water features throughout the guest’s journey.

•
Macau EStadium
— a high-performance
e-Sports
venue that can seat approximately 220 guests. Macau EStadium is equipped with virtual non-casino
gaming facilities and cutting-edge technology capable of hosting an array of
e-Sports
events, including top multiplayer gaming tournaments and live-streaming of
e-Sports
events from other parts of the world.

•
Legend Heroes PVRk
— a technology-based entertainment park which combines virtual technology with the physical world to deliver an immersive user experience. Legend Heroes PVRk features flight simulation, VR simulations, Bowling Alleys, a free arcade, trendy retail, and a high-tech café featuring Macau’s only Robot Barista.

•	Studio 88 KTV — a deluxe night club and karaoke.

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
Mass market players are
non-VIP
rolling chip players that come to Studio City Casino for a variety of reasons, including our brand, the quality and comfort of the mass market gaming offerings. Mass market players are classified as mainstream mass market and premium mass market players. Our premium mass market players generally do not take advantage of our luxury amenities to the same degree as VIP rolling chip players, but they are offered a variety of premium mass market amenities and loyalty programs, such as reserved space on the regular gaming floor and various other services, that are generally unavailable to mainstream mass market players. Mass market players play table games and gaming machines for cash stakes that are typically lower than those of VIP rolling chip players.
VIP rolling chip players are patrons who participate in Studio City Casino’s in-house
rolling chip programs or in the rolling chip programs of the gaming promoters at the dedicated VIP gaming areas. These patrons include premium direct players sourced through the marketing efforts of the Gaming Operator, and junket players sourced by the gaming promoters. VIP rolling chip players can earn a variety of gaming related cash commissions and complimentary products and services, such as rooms, food and beverage and retail products provided by the Gaming Operator. The gaming promoters typically offer similar complimentary products or services and extend credit to the junket players sourced by them.
Non-Gaming
Patrons
We provide
non-gaming
patrons with a broad array of accommodations and leisure and entertainment offerings featured at Studio City, including interactive attractions, rides and attractive retail offerings and food and beverage selections.
We assess and evaluate our focus on different market segments from time to time and adjust our operations accordingly.
Gaming Promoters
Gaming promoters in Macau are independent third parties that include both individuals and corporate entities, all of which are officially required to be licensed by the DICJ. The Gaming Operator has procedures to screen prospective gaming promoters prior to their engagement and conducts periodic checks that are designed to ensure that the gaming promoters with whom the Gaming Operator associates meet suitability standards.

The gaming promoters are compensated through commission arrangements that are calculated on a monthly or a per trip basis. Commission is calculated either by reference to revenue share or monthly rolling chip volume. The gaming promoters may also receive complimentary allowances for food and beverage, hotel accommodation and transportation.
Advertising and Marketing
In order to be competitive in the Macau gaming environment, the Gaming Operator holds various promotions and special events at Studio City and operates a loyalty program for patrons. In addition, Studio City participates in cross marketing and sales campaigns developed by the Gaming Operator. We believe this arrangement helps reduce marketing costs through scale synergies and enhances cross-revenue opportunities.
Moreover, we seek to attract customers to Studio City and to grow our customer base over time by undertaking a variety of advertising and marketing activities.
There are public relations and marketing and branding teams dedicated to Studio City that cultivate media relationships, promote Studio City’s brands and directly liaise with customers within target Asian and other countries in order to explore media opportunities in various markets. Advertising activities at Studio City are rolled out through a variety of local and regional media platforms, including digital, social media, print, television, online, outdoor as well as collateral and direct mail pieces. We also engage celebrities for marketing activities. We believe that these marketing and incentive programs will increase our brand awareness and drive further visitation to Studio City.
Awards
In recognition of Studio City’s facilities, games, customer service, atmosphere, style and design, Studio City was awarded the International Five Star Standard, Best Large Hotel Macau, Best City Hotel Macau, Best Resort Hotel Macau and Best Convention Hotel Macau in the International Hotel Awards
2017-18.
Studio City was the Global Winner in the “Luxury Casino Hotel” category and the Regional Winner (East Asia) in the “Luxury Family Hotel” category of the 2017 World Luxury Hotel Awards. The property was also awarded the “Casino/Integrated Resort of the Year” in the International Gaming Awards in 2016 and honored as “Asia’s Leading New Resort” in World Travel Awards in 2016. Studio City’s Star Tower received the Forbes Travel Guide Five-Star recognition the fourth consecutive year in 2021 and achieved the Sharecare Health Security VERIFIED
®
with Forbes Travel Guide certification in 2020, recognizing its commitment to creating a culture of accountability and following global best practices to heighten health security. Zensa Spa was awarded the Forbes Travel Guide Five-Star recognition for the third time in 2021 and was named “World’s Most Luxurious Spa” by the Guide in 2018. Studio City’s signature Cantonese restaurant,
Pearl Dragon
, received its third Forbes Travel Guide Five-Star recognition in 2021 and was selected as a Regional Winner in the “Chinese Cuisine” category at the 2020 World Luxury Restaurant Award. It received one-Michelin-starred
establishment rank for the fifth consecutive year in the Michelin Guide Hong Kong Macau 2021, while Bi Ying has once again been recommended in the guidebook. In addition,
Pearl Dragon
and
Bi Ying
were included in the list of Hong Kong Tatler’s Best Restaurants guide in 2017.
Market and Competition
Macau Gaming Market
Gaming in Macau is administered through government-sanctioned concessions awarded to three different concessionaires: SJM, Galaxy and Wynn Resorts Macau.
SJM is a subsidiary of SJM Holdings Ltd., a company listed on the Hong Kong Stock Exchange in which family members of Mr. Lawrence Ho, the chairman of our company and the chairman and chief executive officer of Melco Resorts, have shareholding interests. SJM currently operates multiple casinos throughout Macau. SJM (through its predecessor Tourism and Entertainment Company of Macau Limited) commenced its gaming operations in Macau in 1962 and is developing its project in Cotai, which is currently expected to open in the first half of 2021.
SJM has granted a subconcession to MGM Grand. MGM Grand is listed on the Hong Kong Stock Exchange and was originally formed as a joint venture by
MGM-Mirage
and Ms. Pansy Ho, sister of Mr. Lawrence Ho. MGM Grand opened MGM Macau on the Macau Peninsula in December 2007 and MGM Cotai in February 2018.
Galaxy currently operates multiple casinos in Macau, including StarWorld, a hotel and casino resort in Macau’s central business and tourism district. The Galaxy Macau Resort opened in Cotai in May 2011 and the opening of Phase 2 of the Galaxy Macau Resort took place in May 2015. Galaxy is currently developing phase 3 of the Galaxy Macau Resort, which is currently expected to be completed and fully operational in the first half of 2022, while phase 4 is expected to be completed and operational within a few years after the completion of Phase 3.
Galaxy has granted a subconcession to Venetian Macau Limited, a subsidiary of Las Vegas Sands Corporation and Sands China Limited, which are listed on the New York Stock Exchange and the Hong Kong Stock Exchange, respectively. Las Vegas Sands Corporation is the developer of Sands Macao, The Venetian Macau, Sands Cotai Central and Parisian Macao. Venetian Macau Limited, with a subconcession under Galaxy’s concession, operates Sands Macao on the Macau peninsula, together with The Venetian Macau and the Plaza Casino at The Four Seasons Hotel Macao, which are located in Cotai. Venetian Macau Limited also operated Sands Cotai Central in Cotai, which has been rebranded and redeveloped into The Londoner Macau, which opened in February 2021. Sands China Ltd. opened the Parisian Macao in Cotai in September 2016.
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
The existing concessions and subconcessions do not place any limit on the number of gaming facilities that may be operated. In addition to facing competition from existing operations of these concessionaires and subconcessionaires, we will face increased competition when any of them constructs new or renovates pre-existing
casinos in Macau or enters into leasing, services or other arrangements with hotel owners, developers or other parties for the operation of casinos and gaming activities in new or renovated properties. Each of these concessionaires was permitted to grant one subconcession. The Macau government is currently considering the process of renewal, extension or grant of gaming concessions or subconcessions expiring in 2022. The Macau government further announced that the number of gaming tables in Macau should not exceed 5,500 until the end of the first quarter of 2013 and that, thereafter, for a period of ten years, the total number of gaming tables to be authorized will be limited to an average annual increase of 3%. These restrictions are not legislated or enacted into laws or regulations and, as such, different policies, including the policy on the annual increase rate in the number of gaming tables, may be adopted at any time by the relevant Macau government authorities. According to the DICJ, the number of gaming tables operating in Macau as of December 31, 2020 was 6,080. The Macau government has reiterated further that it does not intend to authorize the operation of any new casino or gaming area that was not previously authorized by the Macau government, or permit tables authorized for mass market gaming operations to be utilized for VIP gaming operations or authorize the expansion of existing casinos or gaming areas. However, the policies and laws of the Macau government may change and permit the Macau government to grant additional gaming concessions or subconcessions. Such change in policies may also result in a change in the number of gaming tables and casinos that the Macau government is prepared to authorize for operation.
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
The granted land is located in Cotai, Macau, with a total area of approximately 130,789 square meters. The gross construction area of our granted land is approximately 707,078 square meters. Currently, the gross floor area of Studio City is approximately 457,462 square meters.
The land concession contract has a term of 25 years commencing on October 2001 and is renewable for further consecutive periods of ten years, subject to applicable legislation in Macau. Under the land concession contract, the Macau government may exercise its termination rights under certain conditions.
Pursuant to our land concession and the extension granted by the Macau government, our granted land, including the remaining project, must be fully developed by May 31, 2022. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Business — We are developing the remaining project for Studio City under the terms of a land concession which currently require us to fully develop the land on which Studio City is located by May 31, 2022. Any extension of the development period is subject to Macau government review and approval at its discretion. In the event of any failure to complete the remaining project, we could be forced to forfeit all or part of our investment in Studio City, along with our interest in the land on which Studio City is located and the building and structures on such land.”
Development of Our Remaining Project
Under our current plan for the remaining project, the remaining project is expected to consist of two hotel towers with approximately 900 rooms and suites and a gaming area. In addition, we currently envision the remaining project to also contain a waterpark with indoor and outdoor areas. Other attractions expected to be part of the remaining project include MICE space, retail and food and beverage outlets and a cineplex. As of December 31, 2020, we have incurred approximately US$256.2 million of aggregate costs relating to the development of our remaining project, primarily related to the initial design and planning costs. Based on our current plan for the remaining project, we currently expect a project budget of approximately US$1.25 billion to US$1.30 billion for the development of the remaining project (exclusive of any pre-opening
costs and financing costs). With the disruptions from the
COVID-19
outbreak, the construction period has been delayed and is expected to extend beyond the estimated approximately 32 months and the current development period. The extension of the relevant development period is subject to Macau government review and approval at its discretion.
Our plan for the remaining project may be subject to further revision and change and detailed design elements remain subject to further refinement and development. See
“
Item 3. Key Information — D. Risk Factors — Risks Relating to Our Business — We are developing the remaining project for Studio City under the terms of a land concession which currently require us to fully develop the land on which Studio City is located by May 31, 2022. Any extension of the development period is subject to Macau government review and approval at its discretion. In the event of any failure to complete the remaining project, we could be forced to forfeit all or part of our investment in Studio City, along with our interest in the land on which Studio City is located and the building and structures on such land,” “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Business — Future development of the remaining project is subject to significant risks and uncertainties,” and “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Business — We may not be able to obtain adequate financing on satisfactory terms for our existing business and/or remaining project, or at all.”
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

Concessionaires and subconcessionaires are required to report periodically on commissions and other remunerations paid to their gaming promoters. A 5% tax must be withheld on commissions and other remunerations paid by a concessionaire or subconcessionaire to its gaming promoters. Under the Gaming Promoters Regulation and in accordance with the Secretary for Economy and Finance Dispatch no. 83/2009, effective as of September 11, 2009, a commission cap of 1.25% of net rolling has been in effect. Any bonuses, gifts, services or other advantages which are subject to monetary valuation and which are granted, directly or indirectly, inside or outside of Macau by any concessionaire or subconcessionaires or any company of their respective group to any gaming promoter shall be considered a commission. The commission cap regulations impose fines, ranging from MOP100,000 (US$12,523) up to MOP500,000 (US$62,614), on gaming operators that do not comply with the cap and other fines, ranging from MOP50,000 (US$6,261) up to MOP250,000 (US$31,307) on gaming operators that do not comply with their reporting obligations regarding commission payments. If breached, the legislation on commission caps has a sanction enabling the relevant government authority to make public a government decision imposing a fine on a concessionaire and subconcessionaire by publishing such decision on the DICJ website and in two Macau newspapers (in Chinese and Portuguese respectively). We believe the Gaming Operator has implemented the necessary internal control systems to ensure compliance with the commission cap and reporting obligations in accordance with applicable rules and regulations.
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

•
keep records of all electronic transactions for amounts equal to or exceeding MOP8,000 (US$1,002) in cases of occasional transactions and MOP120,000 (US$15,027) in cases of transactions that arose in the context of a continuous business relationship;

•	notify the Finance Information Bureau if there is any sign of money laundering or financing of terrorism;

•	adopt a compliance function and appoint compliance officers; and

•	cooperate with the Macau government by providing all required information and documentation requested in relation to anti-money laundering activities.
Under Article 2 of Administrative Regulation no. 7/2006 (as amended pursuant to Administrative Regulation no. 17/2017) and the DICJ Instruction no. 1/2016 (as amended pursuant to DICJ Instruction no. 1/2019), the Gaming Operator is required to track and report transactions and granting of credit that are MOP500,000 (US$62,614) or above. Pursuant to the legal requirements above, if the customer provides all required information, after submitting the reports, the Gaming Operator may continue to deal with those customers that were reported to the DICJ and, in case of suspicious transactions, to the Finance Information Bureau.
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
Control of Cross-border Transportation of Cash Regulations
On June 12, 2017, Law no. 6/2017, with respect to the control of cross-border transportation of cash and other negotiable instruments to the bearer, was enacted. Such law came into effect on November 1, 2017. In accordance with such law, all individuals entering Macau with an amount in cash or negotiable instrument to the bearer equal to or higher than the amount determined by the order of the Chief Executive of Macau at MOP120,000 (US$15,027) will be required to declare such amount to the customs authorities. The customs authorities may also request an individual exiting Macau to declare if such individual is carrying an amount in cash or negotiable instruments to the bearer equal to or higher to such amount. Individuals that fail to duly complete the required declaration may be subject to a fine (ranging from 1% to 5% of the amount that exceeds the amount determined by the order of the Chief Executive of Macau for declaration purposes, such fine being at least MOP1,000 (US$125) and not exceeding MOP500,000 (US$62,614). In the event the relevant customs authorities find that the cash or negotiable instrument to the bearer carried by an individual while entering or exiting Macau may be associated with or result from any criminal activity, such incident shall be notified to the relevant criminal authorities and the relevant amounts shall be seized pending investigation.
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
The cybersecurity system is composed of a Cybersecurity Commission, a Cybersecurity Alert and Response Incident Centre, or CARIC, and cybersecurity supervisory entities.
Among other duties, private infra-structures operators are required to appoint a suitable and experienced person to be responsible for handling its cybersecurity and to be permanently reachable by the CARIC, create a cybersecurity department, implement adequate internal cybersecurity procedures, conduct evaluations of its networks’ security and risks, submit annual reports to their supervisory entity and inform the CARIC and the respective supervisory entity of any cybersecurity incidents.
Additional regulations have been enacted to further determine and detail how the above-mentioned obligations are to be fulfilled.
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
Minimum Salary Regulations
On April 27, 2020, Law no. 5/2020, with respect to minimum salary, was enacted. Such law came into effect on November 1, 2020. In accordance with such law, the monthly minimum salary in Macau is MOP6,656 (US$834) per month (excluding overtime, night and shift allowances and regular bonus related payments). The minimum salary requirement applies to all workers in Macau except domestic helpers and special needs workers.
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
All concessionaires and subconcessionaires must pay a special gaming tax of 35% of gross gaming revenues, defined as all gaming revenues derived from casino or gaming areas, plus an annual gaming premium of:

•	MOP30 million (equivalent to approximately US$3.8 million) per annum fixed premium;

•	MOP300,000 (equivalent to approximately US$37,569) per annum per VIP gaming table;

•	MOP150,000 (equivalent to approximately US$18,784) per annum per mass market gaming table; and

•	MOP1,000 (equivalent to approximately US$125) per annum per electric or mechanical gaming.
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
Development of Gaming Projects/Financial Obligations
The Subconcession Contract requires the Gaming Operator to make a minimum investment in Macau of MOP4.0 billion (US$500.9 million), including investment in fully developing Altira Macau and the City of Dreams, by December 2010. In June 2010, the Gaming Operator obtained confirmation from the Macau government that as of the date of the confirmation, the Gaming Operator had invested over MOP4.0 billion (US$500.9 million) in these projects in Macau.
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
See “Item 3. Key Information — D. Risk Factors — Risks Relating to Operating in the Gaming Industry in Macau — The Subconcession Contract expires in June 2022 and if the Gaming Operator is unable to secure a new concession or subconcession or an extension of the subconcession in 2022, or if the Macau government were to exercise its redemption right, the Gaming Operator would be unable to operate Studio City Casino.”
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
Hong Kong
Our subsidiaries incorporated in Hong Kong and one of our subsidiaries incorporated in the BVI are subject to Hong Kong profits tax on their taxable income earned in or derived from Hong Kong at a uniform tax rate of 16.5%. No provision for Hong Kong profits tax has been made for the years ended December 31, 2020, 2019 and 2018 as there was no taxable income during such periods. Payments of dividends by our subsidiaries to us are not subject to withholding tax in Hong Kong.
Macau
Our subsidiaries incorporated in Macau are subject to Macau complementary tax of 12% on taxable income, as defined in the relevant tax laws. Concessionaires and subconcessionaires are currently subject to a 35% special gaming tax as well as other levies of 4% under the relevant concession or subconcession and may benefit from a corporate tax holiday on profit from their gaming revenues. The Gaming Operator benefits from a corporate tax holiday on gaming generated income which expires at the end of 2021. No provision for Macau complementary tax on profits has been made for the years ended December 31, 2020, 2019 and 2018 as there was no taxable income during such periods.
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
The following diagram illustrates our organizational structure, including the place of formation, ownership interest and affiliation of our significant subsidiaries, as of March 26, 2021:

Notes:

1.	Includes 747,288 Class A ordinary shares held by Melco International. See “Item 7. Major Shareholders and Related Party Transactions — A. Major Shareholders.”

2.
Reflects 30,774,116 Class A ordinary shares of SCI represented by ADSs. Information regarding beneficial ownership is reported as of December 31, 2020 and is based on the information contained in the Schedule 13G filed by New Cotai, LLC with the SEC on February 16, 2021.

3.
New Cotai also has a Participation Interest in MSC Cotai which represents its economic right to receive an amount equal to approximately 20% of the dividends, distributions or other consideration paid to the Company by MSC Cotai, if any, from time to time. New Cotai may exchange all or a portion of its Participation Interest for Class A ordinary shares, subject to certain conditions. See “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions —
Pre-IPO
Organizational Transactions.” If New Cotai were to exercise its right to exchange all of the Participation Interest for Class A ordinary shares, New Cotai would receive 72,511,760 Class A ordinary shares and the corresponding number of Class B ordinary shares held by New Cotai would be surrendered and canceled.

4.
Reflects 61,570,720 Class A ordinary shares of SCI represented by ADSs. Information regarding beneficial ownership is reported as of December 31, 2020 and is based on the information contained in the Schedule 13G/A filed by Silver Point Capital L.P. with the SEC on February 16, 2021.

5.
The remaining 50% of the equity interests of these companies are owned by Studio City Holdings Five Limited, a wholly-owned subsidiary of the Company. The 50% interest held by Studio City Holdings Five Limited in various Studio City companies incorporated in the British Virgin Islands is non-voting.

6.	3.96% and 1% of the equity interests are owned by Studio City Holdings Four Limited and Studio City Holdings Five Limited, respectively.

7.	3.85% and 3.85% of the equity interests are owned by Studio City Holdings Five Limited and Studio City Holdings Three Limited, respectively.

8.	0.02% of the equity interests are owned by Studio City Holdings Five Limited.
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
A. OPERATING RESULTS
Operations
Our principal operating activities are the provision of gaming related services and the hospitality business in Macau. The Company monitors the operations and evaluate earnings by reviewing the assets and operations of Studio City as one operating segment. Accordingly, we do not present separate segment information. As of December 31, 2020, 2019 and 2018, we operated in one geographical area, Macau, where we generated our revenue and where our long-lived assets were located.
Our operations continue to be impacted by significant travel bans, restrictions and quarantine requirements imposed by the governments in Macau, Hong Kong and certain provinces in China on visitors traveling to and from Macau, and such bans, restrictions and requirements have been, and may continue to be, modified by the relevant authorities from time to time as
COVID-19
developments unfold. In addition, lifted measures may be reintroduced if there are adverse developments in the
COVID-19
situation in Macau and other regions with access to Macau.
Other than during the
15-day
closure mandated by the Macau government in February 2020, the Studio City Casino and our hotel facilities have remained open. The majority of retail outlets in our property are open with reduced operating hours. Operating hours at our dining and entertainment facilities are continuously being adjusted in line with customer visitation and we have closed certain facilities due to low visitation. The timing and manner in which these areas will return to full operation are currently unknown. Furthermore, health-related precautionary measures remain in place at our property, which could continue to impact visitation and customer spending.
The disruptions to our business caused by the
COVID-19
pandemic have had a material and adverse effect on our business, financial condition and results of operations and as such disruptions are ongoing, such material and adverse effects will likely continue. We expect that gross gaming revenues in Macau will continue to be negatively impacted by the
COVID-19
pandemic. We have taken various mitigating measures to manage through the
COVID-19
pandemic challenges, such as implementing a cost reduction program to minimize cash outflow of non-essential
items and rationalizing our capital expenditure program with deferrals and reductions which benefits our balance sheet.
Given the uncertainty around the extent and duration of the
COVID-19
pandemic and around the imposition or relaxation of protective measures, we cannot reasonably estimate the impact to our future results of operations, cash flows and financial condition. Moreover, even if the
COVID-19
pandemic subsides, there is no guarantee that travel and consumer sentiment will rebound quickly or at all. See “Item 3. Key Information. —
D.

Risk Factors — Risks Relating to Our Business — The
COVID-19
pandemic has had, and will likely to continue to have, a material and adverse effect on our business, financial condition and results of operations.
”
Summary of Financial Results
For the year ended December 31, 2020, our total operating revenues were US$49.2 million, a decrease of 92.1% from US$626.7 million of total operating revenues for the year ended December 31, 2019. Net loss attributable to Studio City International Holdings Limited for the year ended December 31, 2020 was US$321.6 million, as compared to a net income attributable to Studio City International Holdings Limited of

US$33.6 million for the year ended December 31, 2019. The decrease was mainly attributable to the decrease in revenues from the provision of gaming related services and lower non-gaming
revenues as a result of the
COVID-19
pandemic, which resulted in temporary casino closure and a significant decline in inbound tourism in 2020.

	Year Ended December 31,
	2020	2019	2018
	(in thousands of US$)
Total operating revenues	$49,208	$626,733	$571,213
Total operating costs and expenses	(329,136)	(448,737)	(433,351)
Operating (loss) income	(279,928)	177,996	137,862
Net (loss) income attributable to Studio City International Holdings Limited	$(321,626)	$33,564	$(21,598)
Key Performance Indicators (KPIs)
We use the following KPIs to evaluate the operations of Studio City Casino, including table games and gaming machines:

•	Rolling chip volume: the amount of non-negotiable chips wagered and lost by the rolling chip market segment.

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
During the year ended December 31, 2020, tables games and gaming machines that were not in operation due to government mandated closures or social distancing measures in relation to the
COVID-19
outbreak have been excluded. Room statistics also excluded rooms that were temporarily closed or provided to staff members due to the
COVID-19
outbreak.
Year Ended December 31, 2020 Compared to Year Ended December 31, 2019
Revenues
Our total operating revenues decreased by US$577.5 million, or 92.1%, to US$49.2 million in 2020 from US$626.7 million in 2019. The decrease in total operating revenues was due to the decrease in revenues from the provision of gaming related services and lower non-gaming
revenues as a result of the
COVID-19
pandemic, which resulted in a significant decline in inbound tourism in 2020.

•
Provision of gaming related services. Revenues from the provision of gaming related services are derived from the provision of facilities for the operations of Studio City Casino by the Gaming Operator and services related thereto pursuant to the Services and Right to Use Arrangements. Revenues from the provision of gaming related services was negative US$42.7 million in 2020, compared with revenues from provision of gaming related services of US$393.5 million in 2019. The decrease was primarily due to softer performance in the gaming operations at Studio City Casino as a result of the
COVID-19
pandemic, which resulted in temporary casino closure and a significant decline in inbound tourism in 2020.

Studio City Casino generated gross gaming revenues of US$264.4 million and US$1,432.0 million in 2020 and 2019, respectively, before the deduction by the Gaming Operator of gaming taxes and the costs incurred in connection with its operation of Studio City Casino pursuant to the Services and Right to Use Arrangements.
Mass market table games revenue decreased to US$193.8 million in 2020 from US$1,014.2 million in 2019 due to a decrease in both mass market table games drop and mass market table games hold percentage. Mass market table games drop decreased to US$0.73 billion in 2020 from US$3.49 billion in 2019. Mass market table games hold percentage also decreased to 26.6% in 2020 from 29.1% in 2019.
Gaming machine revenue decreased to US$20.2 million in 2020 from US$79.5 million in 2019 due to a decrease in gaming machine win rate to 2.8% in 2020 from 3.1% in 2019 and a decrease in gaming machine handle to US$0.74 billion in 2020 from US$2.60 billion in 2019. Average net win per gaming machine per day was US$98 and US$230 in 2020 and 2019, respectively.
VIP rolling chip revenue decreased to US$50.4 million in 2020 from US$338.3 million in 2019 due to a decrease in VIP rolling chip volume and VIP rolling chip win rate. Studio City’s VIP rolling chip volume decreased to US$2.21 billion in 2020 from US$10.99 billion in 2019. VIP rolling chip win rate decreased to 2.28% in 2020 from 3.08% in 2019.
In 2020 and 2019, total gaming taxes and costs incurred in connection with the operation of Studio City Casino deducted from gross gaming revenues were US$307.1 million and US$1,038.5 million, respectively, which included (i) gaming taxes imposed on the gross gaming revenue of US$103.1 million and US$558.5 million, respectively; (ii) the complimentary services provided by us to Studio City Casino’s gaming patrons of US$27.1 million and US$87.0 million, respectively; (iii) shared administrative services and shuttle bus transportation services provided by us to Studio City Casino of US$22.5 million and US$37.0 million, respectively and (iv) remaining costs of US$154.4 million and US$356.0 million, respectively, primarily representing gaming-related staff costs and other gaming-related costs, including costs related to table games operations at Studio City Casino.
Revenues from the provision of gaming related services were negative US$42.7 million and US$393.5 million in 2020 and 2019, respectively. Revenues from the provision of gaming related services are net of gaming taxes and the costs incurred in connection with the operation of Studio City Casino deducted by the Gaming Operator pursuant to the Services and Right to Use Arrangements.

•
Rooms. We generate room revenues from Studio City hotel consisting of Celebrity Tower and all-suite
Star Tower. Our room revenues decreased by US$64.0 million, or 74.4%, to US$22.0 million in 2020 from US$86.0 million in 2019. The decrease was primarily due to a decreased occupancy rate as a result of the
COVID-19
pandemic, which resulted in temporary casino closure and a significant decline in inbound tourism during 2020. Studio City’s average daily rate, occupancy rate and REVPAR were US$128, 28% and US$36, respectively, in 2020, as compared to US$135, 100% and US$135, respectively, in 2019.

•
Food and beverage, entertainment, mall and retail and other. Our revenues generated from food and beverage, entertainment, mall and retail and other decreased by US$64.0 million, or 59.4%, to US$43.7 million in 2020 from US$107.8 million in 2019. The decrease was primarily due to decrease in business activities as a result of the
COVID-19
pandemic, which resulted in temporary casino closure and a significant decline in inbound tourism during 2020.

•
Services fee. Our services fee revenues, which primarily consist of certain shared administrative services and shuttle bus transportation services to Studio City Casino, decreased by US$13.3 million, or 33.7%, to US$26.2 million in 2020 from US$39.5 million in 2019.

Operating Costs and Expenses
Our total operating costs and expenses decreased by US$119.6 million, or 26.7%, to US$329.1 million in 2020 from US$448.7 million in 2019.

•
Provision of gaming related services. Provision of gaming related services expenses, which mainly represent (1) services fees for shared corporate services provided by the Master Service Providers pursuant to the Management and Shared Services Arrangements and (2) management payroll expenses, are relatively fixed in nature and amounted to US$27.0 million and US$24.2 million in 2020 and 2019, respectively.

•
Rooms. Room expenses, which represent the costs of operating the hotel facilities and respective payroll expenses, decreased by US$10.5 million, or 48.4%, to US$11.2 million in 2020 from US$21.8 million in 2019, primarily due to lower operating costs, which was in-line
with the decrease in revenues as well as our cost containment efforts.

•
Food and beverage, entertainment, mall and retail and other. Expenses related to food and beverage, entertainment, mall and retail and other, which primarily represent the costs of operating the respective non-gaming
services at Studio City and respective payroll expenses, decreased by US$54.3 million, or 59.7% to US$36.6 million in 2020 from US$90.8 million in 2019, primarily due to lower operating costs and food and beverage expenses, which was in-line
with the decrease in revenues.

•
General and administrative. General and administrative expenses were US$89.0 million and US$128.9 million in 2020 and 2019, respectively. Such expenses primarily consist of payroll expenses, utilities, marketing and advertising costs, repairs and maintenance, legal and professional fees, and fees paid to the Master Service Providers for shared corporate services provided to non-gaming
departments. Expenses relating to services fee revenues are also included in the general and administrative expenses. General and administrative expenses decreased by US$39.9 million, or 31.0% to US$89.0 million in 2020 from US$128.9 million in 2019 primarily due to our cost containment efforts.

•
Pre-opening
costs.
Pre-opening
costs were US$0.2 million in 2020 as compared to US$2.6 million in 2019. Such costs primarily represent personnel, marketing and other costs incurred prior to the opening of new or start-up
operations. The higher
pre-opening
costs in 2019 were mainly related to the marketing of the stunt show Elēkrŏn.

•	Amortization of land use right. Amortization expenses for the land use right continued to be recognized on a straight-line basis at an annual rate of US$3.3 million in both 2020 and 2019.

•	Depreciation and amortization. Depreciation and amortization expenses decreased by US$11.6 million, or 6.9%, to US$157.0 million in 2020 from US$168.6 million in 2019.

•
Property charges and other. Property charges and other expenses of US$4.8 million in 2020 were primarily attributable to impairment of assets as a result of the remodeling of a non-gaming
attraction. Property charges and other expenses of US$8.5 million in 2019 were primarily attributable to assets write-offs of US$7.6 million as a result of the remodeling of a non-gaming
attraction.

Operating (Loss) Income
As a result of the foregoing, we had an operating loss of US$279.9 million in 2020, compared to an operating income of US$178.0 million in 2019.
Non-operating
Expenses, Net
Net
non-operating
expenses consisted of interest income, interest expenses, net of amounts capitalized, other financing costs, net foreign exchange (losses) gains, loss on extinguishment of debt, costs associated with debt modification and other non-operating
(expenses) income, net. We incurred total net
non-operating
expenses of US$126.2 million in 2020, compared to US$134.0 million in 2019.

•
Interest expenses. Interest expenses were US$104.8 million in 2020 and US$132.3 million in 2019. The decrease was primarily due to lower interest expenses with respect to the repayment in full of the 2019 Studio City Company Notes upon maturity in November 2019 and the redemption in full of 2021 Studio City Company Notes in August 2020 as well as capitalized interest and amortization of deferred financing costs for the remaining project for Studio City in 2020, partially offset by the interest expenses relating to the 2025 Notes and 2028 Notes issued in July 2020.

•	Other financing costs. Other financing costs, which were associated with the 2021 Studio City Senior Secured Credit Facility, were US$0.4 million in both 2020 and 2019.

•
Loss on extinguishment of debt. Loss on extinguishment of debt was US$18.7 million in 2020 and was associated with the early redemption of all outstanding 2021 Studio City Company Notes which were refinanced by the issuance of the 2025 Notes and 2028 Notes. Loss on extinguishment of debt was

US$3.0 million in 2019 and was associated with the early redemption of all remaining outstanding 2020 Notes which was refinanced by the issuance of the 2024 Notes.

•
Costs associated with debt modification. Costs associated with debt modification was US$0.6 million in 2019 and was associated with the early redemption of all remaining outstanding 2020 Notes which were refinanced by the issuance of the 2024 Notes. We incurred US$nil costs associated with debt modification for 2020.

(Loss) Income before Income Tax
As a result of the foregoing, we had a loss before income tax of US$406.1 million in 2020, compared to an income before income tax of US$44.0 million in 2019.
Income Tax Credit (Expense)
Income tax credit were US$1.0 million in 2020 and income tax expenses were US$0.4 million in 2019, respectively, and were primarily attributable to deferred income tax credit/expenses. The effective tax rates in 2020 and 2019 were 0.2% and 0.9%, respectively. Our effective tax rates in 2020 and 2019 differed from the statutory Macau complementary tax rate of 12% primarily due to the effect of expenses for which no income tax benefit is receivable, the effect of expired tax losses and the effect of changes in valuation allowances for the relevant years together with the effect of tax losses that cannot be carried forward for the year ended December 31, 2020 and the effect of profits exempted from Macau Complementary Tax for the year ended December 31, 2019. Our management currently does not expect to realize significant income tax benefits associated with net operating loss carry-forwards and other deferred tax assets generated by our Macau operations. However, to the extent that the financial results of our Macau operations improve and it becomes more likely than not that the deferred tax assets are realizable, we will reduce the valuation allowance related to the net operating losses and other deferred tax assets.
Net Loss (Income) Attributable to Participation Interest
Our net loss attributable to participation interest was US$83.5 million in 2020, compared to a net income attributable to participation interest of US$10.1 million in 2019.
Net (Loss) Income Attributable to Studio City International Holdings Limited
As a result of the foregoing, we had a net loss attributable to Studio City International Holdings Limited of US$321.6 million in 2020, compared to a net income attributable to Studio City International Holdings Limited of US$33.6 million in 2019.
For a discussion of our results of operations for the year ended December 31, 2019 compared with the year ended December 31, 2018, see “Item 5. Operating and Financial Review and Prospects — A. Operating Results — Year Ended December 31, 2019 Compared to Year Ended December 31, 2018” of our annual report on Form
20-F
for the fiscal year ended December 31, 2019, filed with the SEC on March 31, 2020.
Adjusted EBITDA
Our net income/loss before interest, taxes, depreciation, amortization, pre-opening
costs, share-based compensation, property charges and other, other non-operating
income and expenses, or Adjusted EBITDA, were negative US$113.8 million, US$361.0 million and US$314.8 million for the years ended December 31, 2020, 2019 and 2018, respectively.
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
Reconciliation of Net (Loss) Income Attributable to Studio City International Holdings Limited to Adjusted EBITDA

	Year Ended December 31,
	2020 (2)	2019 (3)	2018 (4)
	(in thousands of US$)
Net (loss) income attributable to Studio City International Holdings Limited	$(321,626)	$33,564	$(21,598)
Net (loss) income attributable to participation interest	(83,466)	10,065	853

Net (loss) income	(405,092)	43,629	(20,745)
Income tax (credit) expense	(1,011)	402	544
Interest and other non-operating expenses, net	126,175	133,965	158,063
Property charges and other	4,798	8,521	4,464
Depreciation and amortization	160,334	171,943	167,891
Share-based compensation	791	—	—
Pre-opening costs	201	2,567	4,550

Adjusted EBITDA	$(113,804)	$361,027	$314,767

Adjusted EBITDA margin (1)	(231.3)%	57.6%	55.1%

(1)	Adjusted EBITDA margin is calculated by dividing Adjusted EBITDA by total operating revenues.

(2)
We adopted ASU
2016-13
on January 1, 2020 under the modified retrospective method. There was no material impact on our results of operations and Adjusted EBITDA in 2020 as a result of the adoption of ASU
2016-13.

(3)
We adopted the New Leases Standard on January 1, 2019 under the modified retrospective method. There was no material impact on our results of operations and Adjusted EBITDA in 2019 as a result of the adoption of the New Leases Standard.

(4)
We adopted the New Revenue Standard on January 1, 2018 under the modified retrospective method. There was no material impact on our results of operations and Adjusted EBITDA in 2018 as a result of the adoption of the New Revenue Standard.

The Adjusted EBITDA for Studio City in 2020, 2019 and 2018 referred to in Melco Resorts’ 2020 annual report on Form
20-F
were US$34.8 million, US$54.1 million and US$60.5 million more, respectively, than the Adjusted EBITDA of Studio City contained in this report. The Adjusted EBITDA of Studio City contained in this report includes certain intercompany charges that are not included in the Adjusted EBITDA for Studio City contained in such Melco Resorts’ annual report. Such intercompany charges include, among other items, fees and shared service charges billed between the Company and its subsidiaries and certain subsidiaries of Melco Resorts. Additionally, Adjusted EBITDA of Studio City included in such Melco Resorts’ annual report does not reflect certain intercompany costs related to the table games operations at Studio City Casino.
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
We believe the costs incurred under the Services and Right to Use Arrangements and the allocation methods under the Management and Shared Services Arrangements are reasonable and the consolidated financial statements reflect our cost of doing business. However, such allocations may not be indicative of the actual expenses we would have incurred had we operated as an independent company for the periods presented. See a detailed discussion of services and related charges in Note 19 to the consolidated financial statements included elsewhere in this annual report.
Property and Equipment and Other Long-lived Assets
During the construction and development stage of Studio City, direct and incremental costs related to the design and construction, including costs under the construction contracts, duties and tariffs, equipment installation, shipping costs, payroll and payroll benefit related costs, applicable portions of interest, including amortization of deferred financing costs, are capitalized in property and equipment. The capitalization of such costs begins when the construction and development of a project starts and ceases once the construction is substantially completed or development activity is substantially suspended.
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
We also review our long-lived assets with finite lives to be held and used for impairment whenever indicators of impairment exist. If an indicator of impairment exists, we then compare the estimated future cash flows of the asset, on an undiscounted basis, to the carrying value of the asset. Estimating future cash flows of the assets involves significant assumptions, including future revenue growth rates and gross margin. The undiscounted cash flows of such assets are measured by first grouping our long-lived assets into asset groups and, secondly, estimating the undiscounted future cash flows that are directly associated with and expected to arise from the use of and eventual disposition of such asset group. We define an asset group as the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities and estimate the undiscounted cash flows over the remaining useful life of the primary asset within the asset group. If the undiscounted cash flows exceed the carrying value, no impairment is indicated. If the undiscounted cash flows do not exceed the carrying value, we then record an impairment charge based on the fair value of the asset group, typically measured using a discounted cash flow model. If an asset is still under development, future cash flows include remaining construction costs. We record all recognized impairment losses, whether for assets to be disposed of or assets to be held and used as operating expenses.
During the year ended December 31, 2020, impairment losses of US$3.8 million recognized mainly due to reconfigurations and renovations at Studio City. We did not recognize any impairment loss in 2019 and 2018.
The disruptions to our business caused by the
COVID-19
pandemic had material adverse effects on our financial condition and operations for the year ended December 31, 2020. As a result, we concluded that a triggering event occurred and we evaluated our long-lived assets for recoverability at interim and as of December 31, 2020 and concluded no impairment existed at that date as the estimated undiscounted future cash flows exceeded their carrying values. As discussed above, estimating future cash flows of the assets involves significant assumptions. Future changes to our estimates and assumptions based upon changes in operating results, macro-economic factors or management’s intentions may result in future changes to the future cash flows of our long-lived assets.
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

Income Tax
Deferred income taxes are recognized for all significant temporary differences between the tax basis of assets and liabilities and their reported amounts in the consolidated financial statements. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities. As of December 31, 2020 and 2019, we recorded valuation allowances of US$75.9 million and US$63.9 million, respectively, as management believes that it is more likely than not that these deferred tax assets will not be realized. Our assessment considers, among other matters, the nature, frequency and severity of current and cumulative losses, forecasts of future profitability, and the duration of statutory carry-forward periods. To the extent that the financial results of our operations improve and it becomes more likely than not that the deferred tax assets are realizable, the valuation allowances will be reduced.
Recent Changes in Accounting Standards
See note 2 to the consolidated financial statements included elsewhere in this annual report for a discussion of recent changes in accounting standards.
B. LIQUIDITY AND CAPITAL RESOURCES
We have relied on, and intend to continue to rely on, our cash generated from our operations and our debt and equity financings to meet our financing or refinancing needs.
As of December 31, 2020, we recorded US$575.2 million in cash and cash equivalents. Further, the HK$233.0 million (equivalent to approximately US$30.1 million) revolving credit facility under the 2021 Studio City Senior Secured Credit Facility is available for future drawdown as of December 31, 2020, subject to certain conditions precedent.
As of December 31, 2020, restricted cash of US$0.1 million primarily represented the cash collateral in relation to the 2021 Studio City Senior Secured Credit Facility.
We have been able to meet our working capital needs, and we believe that our current available cash and cash equivalents, bank deposits, funds available for drawdown under the 2028 Studio City Senior Secured Credit Facility and any additional equity or debt financings will be adequate to satisfy our current and anticipated operating, debt and capital commitments, including our development project plans, as described in “— Other Financing and Liquidity Matters” below. For any additional financing requirements, we cannot provide assurance that future borrowings will be available. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Business — We may not be able to obtain adequate financing on satisfactory terms for our existing business and/or remaining project, or at all” for more information.
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

Cash Flows
The following table sets forth a summary of our cash flows for the years presented.

	Year Ended December 31,
	2020	2019	2018
	(in thousands of US$)
Net cash (used in) provided by operating activities	$(167,425)	$228,504	$139,518
Net cash used in investing activities	(209,789)	(90,922)	(147,515)
Net cash provided by (used in) financing activities	623,811	(189,976)	5,152
Effect of exchange rate on cash, cash equivalents and restricted cash	1,530	2,061	(2,519)

Increase (decrease) in cash, cash equivalents and restricted cash	248,127	(50,333)	(5,364)
Cash, cash equivalents and restricted cash at beginning of year	327,232	377,565	382,929

Cash, cash equivalents and restricted cash at end of year	$575,359	$327,232	$377,565

Operating Activities
Operating cash flows are generally affected by changes in operating income and certain operating assets and liabilities, including the receivables related to the provision of gaming related services and hotel operations, as well as the non-gaming
business, including food and beverage, entertainment, mall, retail and other, which are conducted primarily on a cash basis.
We recorded net cash used in operating activities of US$167.4 million in 2020, as compared to net cash provided by operating activities of US$228.5 million in 2019, primarily due to the softer performance of Studio City’s operations as described in the foregoing section.
We recorded net cash provided by operating activities of US$228.5 million in 2019, as compared to net cash provided by operating activities of US$139.5 million in 2018, due to the higher contribution of cash generated from operations of Studio City and decreased working capital for operations.
Investing Activities
Net cash used in investing activities was US$209.8 million in 2020, as compared to net cash used in investing activities of US$90.9 million in 2019. Net cash used in investing activities was US$147.5 million in 2018.
Net cash used in investing activities amounted to US$209.8 million in 2020, primarily attributable to payments for acquisition of property and equipment of US$202.7 million and funds to an affiliated company of US$9.6 million.
Net cash used in investing activities amounted to US$90.9 million in 2019, primarily attributable to payments for acquisition of property and equipment of US$78.6 million and funds to an affiliated company of US$13.7 million.
Net cash used in investing activities amounted to US$147.5 million in 2018, attributable to (i) payments for acquisition of property and equipment of US$153.2 million and (ii) funds to an affiliated company of US$13.4 million, partially offset by (iii) net withdrawal of bank deposits with original maturities over three months of US$9.9 million and (iv) proceeds from the sale of property and equipment and other long-term assets of US$9.2 million.

Our capital expenditures on an accrual basis amounted to US$214.0 million, US$74.1 million and US$67.0 million for the years ended December 31, 2020, 2019 and 2018, respectively, primarily for the construction, development and enhancement of Studio City. We will continue to make capital expenditures to meet the expected growth of our business and expect that cash generated from our operating and financing activities will meet our capital expenditure needs in the foreseeable future. We expect to incur significant capital expenditures for the development of the remaining land of Studio City. See “— Other Financing and Liquidity Matters” below for more information.
Financing Activities
Net cash provided by financing activities was US$623.8 million in 2020, as compared to net cash used in financing activities of US$190.0 million in 2019. Net cash provided by financing activities was US$5.2 million in 2018.
Net cash provided by financing activities was US$623.8 million in 2020, attributable to net proceeds from issuance of shares of US$499.2 million, proceeds from the issuance of the 2025 Notes in aggregate principal amount of US$500.0 million and the 2028 Notes in aggregate principal amount of US$500.0 million, partially offset by the full redemption of the 2021 Studio City Company Notes in aggregate principal amount of US$850.0 million and the payment of deferred financing costs arisen from the refinancing of the 2021 Studio City Company Notes with the 2025 Notes and 2028 Notes.
Net cash used in financing activities was US$190.0 million in 2019, attributable to the full repayment of 2019 Studio City Company Notes of US$350.0 million upon maturity, the payment of the 2020 Notes Tender Offer of US$216.5 million in aggregate principal amount and the redemption of the remaining 2020 Notes of US$208.5 million in aggregate principal amount outstanding, partially offset by the proceeds from the issuance of the 2024 Notes of US$600.0 million.
Net cash provided by financing activities was US$5.2 million in 2018, attributable to the net proceeds from our initial public offering of ADSs of US$405.2 million, partially offset by the early partial redemption of the 2020 Notes of US$400.0 million.
Indebtedness
We enter into loan facilities and issue notes through our subsidiaries. The following table sets forth our gross indebtedness, before the reduction of debt issuance costs, as of December 31, 2020:

	Issuer	As of December 31, 2020
		(in thousands of US$)
2021 Studio City Senior Secured Credit Facility	Studio City Company	$129
2024 Notes	Studio City Finance	600,000
2025 Notes	Studio City Finance	500,000
2028 Notes	Studio City Finance	500,000

Total		$1,600,129

Major changes in our indebtedness during the year ended and subsequent to December 31, 2020 are summarized below.
On July 15, 2020, Studio City Finance issued US$500.0 million in aggregate principal amount of the 2025 Notes and US$500.0 million in aggregate principal amount of the 2028 Notes. On August 14, 2020, Studio

City Company used a portion of the net proceeds to redeem in full the 2021 Studio City Company Notes, together with accrued interest and the applicable redemption premium.
On January 4, 2021, Studio City Finance commenced the 2024 Notes Tender Offer. The 2024 Notes Tender Offer expired on January 11, 2021. The aggregate principal amount of valid tenders received and not validly withdrawn under the 2024 Notes Tender Offer amounted to US$347.1 million. On January 14, 2021, Studio City Finance issued US$750.0 million in aggregate principal amount of the 2029 Notes, the net proceeds of which were used to pay the tendering noteholders from the 2024 Notes Tender Offer and, on February 17, 2021, to redeem, together with accrued interest, all remaining outstanding amounts of the 2024 Notes, which amounted to US$252.9 million in aggregate principal amount.
On March 15, 2021, Studio City Company amended the terms of the 2021 Studio City Senior Secured Credit Facility, including the extension of maturity date for each of the HK$233.0 million (approximately US$30.1 million) revolving credit facility and the HK$1.0 million (approximately US$129,000) term loan facility from November 30, 2021 to January 15, 2028. The revolving credit facility is available up to the date that is one month prior to the new extended maturity date. The amendments also included certain covenants in order to align them with certain financings by Studio City Finance Limited.
For further details of the above indebtedness, see note 10 to the consolidated financial statements included elsewhere in this annual report, which includes information regarding the type of debt facilities used, the maturity profile of debt, the currency and interest rate structure, the charge on our assets and the nature and extent of any restrictions on our ability, and the ability of our subsidiaries, to transfer funds as cash dividends, loans or advances. See also “Item 5. Operating and Financial Review and Prospects — F. Tabular Disclosure of Contractual Obligations” for details of the maturity profile of debt and “Item 11. Quantitative and Qualitative Disclosures about Market Risk” for further understanding of our hedging of foreign exchange risk exposure.
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

In relation to a series of private offers of its Class A ordinary shares announced by the Company on July 7, 2020, or the Private Placements, Studio City International completed a US$500 million private placement of shares. The net proceeds from this private placement was approximately US$499.2 million.
Any other future developments may be subject to further financing and a number of other factors, many of which are beyond our control.
As of December 31, 2020, we had capital commitments contracted for but not incurred for the construction and acquisition of property and equipment mainly for the development of remaining land at Studio City totaling US$498.5 million. In addition, we have contingent liabilities arising in the ordinary course of business. For further details for our commitments and contingencies, see note 18 to the consolidated financial statements included elsewhere in this annual report.
Each of Studio City Company and Studio City Finance has a corporate rating of
“BB-”
by Standard & Poor’s and a corporate rating of “B1” by Moody’s Investors Service, respectively. For future borrowings, any decrease in our corporate rating could result in an increase in borrowing costs.
Restrictions on Distributions
The Company is a holding company with no operations of its own. We conduct our operations through our subsidiaries. As a result, our ability to pay dividends depends upon dividends paid by our subsidiaries. Our subsidiaries have incurred debt on their own behalf and any of our newly formed subsidiaries may incur debt on their own behalf in the future and the instruments governing their debt have and may restrict their ability to pay dividends to us. For discussion on the ability of our subsidiaries to transfer funds to our Company in the form of cash dividends, loans or advances and the impact such restrictions have on our ability to meet our cash obligations, see “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Business — Certain covenants under our agreements governing our existing indebtedness restrict our ability to engage in certain transactions and may impair our ability to respond to changing business and economic conditions” and “Item 8. Financial Information — A. Consolidated Statements and Other Financial Information — Dividend Policy” and note 17 to the consolidated financial statements included elsewhere in this annual report.
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
D. TREND INFORMATION
The following trends and uncertainties may affect our operations and financial conditions:

•
The impact of the
COVID-19
outbreak, including its severity, magnitude and duration, and any recovery from such disruptions, which will depend on future events, such as the successful production, distribution and widespread acceptance of safe and effective vaccines; the development of effective treatments
for COVID-19; the
duration of travel and visa restrictions and customer sentiment and behavior (including the length of time before customers resume travel and participation in entertainment and leisure activities at high-density venues and the impact of potential higher unemployment rates, declines in income levels and loss of personal wealth resulting from the COVID-19 pandemic
on consumer behavior related to discretionary spending and traveling), all of which are highly uncertain. The disruptions to our business caused by the
COVID-19
pandemic have had a material and adverse effect on our business, financial condition and results of operations and as such disruptions are ongoing, such material and adverse effects will likely continue;

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
F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS
Our total long-term indebtedness and other contractual obligations as of December 31, 2020 are summarized below.

	Payments Due by Period
	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
	(in millions of US$)
Long-term debt obligations (1) :
2021 Studio City Senior Secured Credit Facility (2)	$—	$—	$—	$0.1	$0.1
2024 Notes (3)	—	—	600.0	—	600.0
2025 Notes	—	—	500.0	—	500.0
2028 Notes	—	—	—	500.0	500.0
Fixed interest payments	106.0	212.0	116.0	66.2	500.2
Operating leases (4)	1.0	2.3	2.3	33.8	39.4
Construction costs and property and equipment retention payables	2.3	8.6	—	—	10.9
Other contractual commitments:
Construction costs and property and equipment acquisition commitments (5)	314.2	184.3	—	—	498.5

Total contractual obligations	$423.5	$407.2	$1,218.3	$600.1	$2,649.1

(1)	See note 10 to the consolidated financial statements included elsewhere in this annual report for further details on these debt facilities.

(2)
On March 15, 2021, Studio City Company amended the terms of the 2021 Studio City Senior Secured Credit Facility, including the extension of the maturity date from November 30, 2021 to January 15, 2028.

See note 21 to the consolidated financial statements included elsewhere in this annual report for further details on this subsequent event.

(3)
On January 14, 2021, Studio City Finance issued US$750.0 million in aggregate principal amount of the 2029 Notes, the net proceeds of which were partly used to pay the tendering noteholders from the 2024 Notes Tender Offer, which amounted to US$347.1 million in aggregate principal amount of the 2024 Notes, and on February 17, 2021, together with accrued interest, redeem the remaining outstanding principal amount of the 2024 Notes, which amounted to US$252.9 million in aggregate principal amount. See note 21 to the consolidated financial statements included elsewhere in this annual report for further details on these subsequent events.

(4)	See note 11 to the consolidated financial statements included elsewhere in this annual report for further details on these lease liabilities.

(5)	See note 18(a) to the consolidated financial statements included elsewhere in this annual report for further details on construction costs and property and equipment acquisition commitments.
G. SAFE HARBOR
See “Special Note Regarding Forward-Looking Statements.”

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A. DIRECTORS AND SENIOR MANAGEMENT
Directors and Executive Officers
The following table sets forth information regarding our directors and executive officers as of the date of this annual report on Form
20-F.

Directors and Executive Officers	Age	Position/Title
Lawrence Yau Lung Ho	44	Director
Evan Andrew Winkler	46	Director
Clarence Yuk Man Chung	58	Director
Geoffrey Stuart Davis	52	Director and Chief Financial Officer
Stephanie Cheung	58	Director
Akiko Takahashi	67	Director
David Anthony Reganato	41	Director
Timothy Paul Lavelle	36	Director
Dominique Mielle	52	Independent Director
Kevin F. Sullivan	68	Independent Director
Nigel Alan Dean	67	Independent Director
Kevin Richard Benning	38	Property General Manager
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
Mr.
 Geoffrey Stuart Davis
has been a member of our board of directors since October 2018 and has also been our chief financial officer since June 2019. Mr. Davis is the executive vice president and chief financial officer of Melco Resorts and he was appointed to this role in April 2011. Prior to that, he served as the deputy chief financial officer of Melco Resorts from August 2010 to March 2011 and senior vice president, corporate finance of Melco Resorts since 2007, when he joined Melco Resorts. In addition, Mr. Davis has been the chief financial officer of Melco International since December 2017. Prior to joining Melco Resorts, Mr. Davis was a research analyst for Citigroup Investment Research, where he covered the U.S. gaming industry from 2001 to 2007. From 1996 to 2000, he held a number of positions at Hilton Hotels Corporation and Park Place Entertainment. Park Place was spun off from Hilton Hotels Corporation and subsequently renamed Caesars Entertainment. Mr. Davis has been a CFA charter holder since 2000 and obtained a bachelor of arts degree from Brown University.

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
Ms.
 Akiko Takahashi
has been a member of our board of directors since October 2018. Ms. Takahashi is executive vice president and chief of staff to Chairman and CEO of Melco Resorts, and was appointed to this role in June 2019. Prior to her present roles, she was the executive vice president and chief officer, human resources/corporate social responsibility from December 2008 and held the title of group human resources director of Melco Resorts from December 2006, when she joined Melco Resorts. Prior to joining Melco Resorts, Ms. Takahashi worked as a consultant in her own consultancy company from 2003 to 2006 where she conducted
“C-level”
executive searches for clients and assisted with brand/service culture alignment for a luxury hotel in New York City and where her last engagement prior to joining Melco Resorts was to lead the human resources integration for the largest international hospitality joint venture in Japan between InterContinental Hotels Group and ANA Hotels. She was the global group director of human resources for
Shangri-la
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
Mr.
 Timothy Paul Lavelle
has been a member of our board of directors since October 2018. Mr. Lavelle serves on the boards of Codere S.A., Rotech Healthcare Holdings, Inc. and Trident Topco LLC. Mr. Lavelle is a partner at Fairfield Dental Partners, LLC, an emerging dental services organization. Previously, Mr. Lavelle was a senior investment analyst with Silver Point Capital, L.P., an investment advisor, which he joined in August 2008. Prior to Silver Point Capital, L.P., Mr. Lavelle worked in the investment banking division of Credit Suisse. Mr. Lavelle graduated with his B.B.A. in Finance and Psychology from the University of Notre Dame.
Ms.
 Dominique Mielle
has been a member of our board of directors since October 2018. Ms. Mielle was a partner at Canyon Capital Advisors, LLC, or Canyon, from August 1998 to December 2017 where she primarily focused on the transportation, technology, retail and consumer products sectors, specialized in corporate and municipal bond securitizations and was responsible for all aspects of Canyon’s collateralized loan obligations business. Ms. Mielle has over 25 years of experience on Wall Street, investing in fixed income and leading capital structure optimizations and restructurings. She was named one of the “Top 50 Women in Hedge Funds” by Ernst & Young in 2017. Prior to joining Canyon in 1998, Ms. Mielle worked at Libra Investments, Inc. as an associate in the corporate finance department covering middle market companies. Prior to that, she worked at Lehman Brothers as an analyst in the Financial Institutions group, focusing on mergers and acquisitions. Ms. Mielle also serves on the board of directors of Ready Capital Corporation, Tiptree

Inc. and Digicel Group. Ms. Mielle graduated with an M.B.A. (Finance) from Stanford University and a Master in Management degree from Ecole des Hautes Etudes Commerciales in France (HEC Paris).
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
Executive Officer
Mr.
 Kevin Richard Benning
has served as our property general manager since December 2020. Prior to Mr. Benning’s current position, Mr. Benning served as property president / chief operating officer of MRP from January 2018 to December 2020 as well as vice president of casino operations of MRP from March 2016 to January 2018. Prior to joining MRP, Mr. Benning was the vice president of casino marketing for Resorts World Sentosa from April 2015 to March 2016. From January 2013 to April 2015, Mr. Benning was executive director of marketing operations for Sands China Limited as well as director of marketing from June 2012 to January 2013 and director of slot operations from April 2011 to June 2012. Mr. Benning started his career with Harrah’s
Ak-Chin
Resort in Arizona holding a variety of operational roles from July 2004 to April 2011. Mr. Benning graduated from Arizona State University with a Bachelor of Arts degree in business administration.
B. COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS
In 2020, we paid an aggregate of US$1.3 million in cash and benefits to our directors and executive officers. We have not set aside or accrued any material amount to provide pension, retirement or other similar benefits to our directors and executive officers. None of the service agreements between us and our directors provide benefits upon termination of services.

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
Compensation Committee
Our compensation committee consists of Dominique Mielle, Kevin F. Sullivan, David Anthony Reganato and Nigel Alan Dean, and is chaired by Mr. Dean. Each of Dominique Mielle, Kevin F. Sullivan and Nigel Alan Dean satisfies the “independence” requirements of Section 303A of the New York Stock Exchange Listed Company Manual. Our compensation committee assists the board in discharging the responsibilities of the board relating to compensation of our directors and property general manager, including, among others, to design (in consultation with management), evaluate and approve the compensation for the property general manager and evaluate and recommend to our board for approval proposals related to directors’ compensation. Members of this committee are not prohibited from direct involvement in determining their own compensation.
Our property general manager may not be present at any compensation committee meeting during which his compensation is deliberated upon. The compensation committee will be responsible for, among other things:

•	overseeing the development and implementation of executive compensation programs in consultation with our management;

•
at least annually, making recommendations to our board with respect to the compensation arrangements for our independent directors, and approving compensation arrangements for our property general manager;

•
as applicable, reviewing and approving our incentive-compensation plans (if any) and equity grant (if any) under its share incentive plans (if any) and overseeing the administration of these plans and discharging any responsibilities imposed on the compensation committee by any of these plans;

•	reviewing and approving the compensation payable to our directors and property general manager in connection with any loss or termination of their office or appointment;

•	reviewing and approving any benefits in kind received by any director or property general manager where such benefits are not provided for under the relevant employment terms;

•	reviewing executive officer and director indemnification and insurance matters;

•	overseeing our regulatory compliance with respect to compensation matters, including our policies and restrictions on compensation plans and loans to officers;

•	together with the board, evaluating the performance of the compensation committee on an annual basis;

•	assessing the adequacy of the charter of the compensation committee; and

•	co-operating with the other board committees in any areas of overlapping responsibilities.
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
Employment Agreements
We have, through our subsidiary, entered into an employment agreement with our property general manager. Our property general manager is employed for a continuous term, unless either party gives prior notice to terminate such employment. We may terminate the employment for cause at any time by immediate notice and without remuneration for certain acts, including but not limited to the commitment of any serious breach, continued failure to perform duties and responsibilities, any serious criminal offense or habitual neglect of duties. Our property general manager may terminate his employment at any time with a six-month
prior written notice.
Our property general manager has agreed to hold, both during and after the employment agreement expires or is earlier terminated, in confidence and not to use or disclose to any person, firm or corporation, any confidential information. Our property general manager has also agreed to disclose to us all intellectual property rights created, generated, made, conceived, authored, developed or acquired during employment with us and to waive all moral rights and rights of a similar nature in which copyright may subsist, created by him during the period of employment with us. In addition, our property general manager has agreed not to, for a certain period following termination of his employment: (i) be engaged, concerned or interested in any capacity (other than as a passive investor of not more than 5% of the issued ordinary shares of any company listed on a recognized investment exchange) with any business carried on within, among others, Hong Kong, Macau and the Philippines similar to or in competition with any restricted business, (ii) solicit or seek or endeavor to entice away any business orders of customers or (iii) induce, solicit or entice or endeavor to induce, solicit or entice away, or offer employment or engagement to, certain employees.
Our chief financial officer provides services to us pursuant to the Management and Shared Services Arrangements.
D. EMPLOYEES
Staff
There were 3,924, 4,485 and 4,374 dedicated staff members as of December 31, 2020, 2019 and 2018, respectively, performing services solely at Studio City. The Gaming Operator is responsible for the hiring, managing and training of the gaming staff and deducts such costs relating to such gaming staff from Studio City Casino’s gross gaming revenue in accordance with the Services and Right to Use Arrangements. See “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions — Services and Right to Use Arrangements.” Under the Management and Shared Services Arrangements, the Master Service Providers, recruit, place, allocate, train, manage and supervise the staff who are solely dedicated to our property to perform corporate and administrative functions and carry out other non-gaming activities,
and the relevant personnel costs are charged back to us. In addition, we receive certain centralized corporate and management services from the senior management and other shared service staff of the Master Service Providers who devote a portion of their time under the arrangements. See “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions — Management and Shared Services Arrangements.” The property general manager is employed by us. Our property general manager has oversight over all non-gaming
staff members solely dedicated to Studio City and exercises input over their performance, which enables us to effectively evaluate their performance and manage talent. Our chief financial officer has oversight over our expenses (including shared service related items), receipts and disbursements, record-keeping and financial reporting to management and facilitates in the financial budgeting process. The following table indicates the distribution of these staff by function pursuant to the Management and Shared Services Arrangements as of December 31, 2020:

Function	Number of Staff
Management, Administrative and Finance	15
Gaming	1,877
Hotel	556
Food and Beverage	661
Property Operations	191
Entertainment	85
Marketing	182
Others	357

Total	3,924

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

E. SHARE OWNERSHIP
Share Ownership of Directors and Members of Senior Management
The following table sets forth the beneficial interest of each director and executive officer in our ordinary shares as of March 26, 2021.

	Number of Class A ordinary shares	Number of Class B ordinary shares	Approximate percentage of voting power (1)
Directors and Executive Officers:
Lawrence Yau Lung Ho (2)	243,020,416	—	54.9%
Evan Andrew Winkler	—	—	—
Clarence Yuk Man Chung	*	—	*
Geoffrey Stuart Davis	—	—	—
Stephanie Cheung	—	—	—
Akiko Takahashi	—	—	—
David Anthony Reganato	—	—	—
Timothy Paul Lavelle	—	—	—
Dominique Mielle	—	—	—
Kevin F. Sullivan	*	—	*
Nigel Alan Dean	—	—	—
Kevin Richard Benning	—	—	—
Directors and executive officers as a group	243,045,348	—	54.9%

*	Represents less than 1% of our total outstanding shares.

(1)
Percentage of voting power represents percentage of voting interest of our Class A ordinary shares and Class B ordinary shares voting together as a single class. Class B ordinary share have no economic rights. Percentage of voting power of each director and executive officer is calculated by dividing the number of Class A ordinary shares and Class B ordinary shares beneficially owned by such person or group, including shares that such person or group has the right to acquire within 60 days after March 26, 2021, by the sum of (i) 442,864,460 which is the total number of Class A ordinary shares and Class B ordinary shares outstanding as of March 26, 2021, and (ii) the number of Class A ordinary shares and Class B ordinary shares that such person or group has the right to acquire beneficial ownership within 60 days of March 26, 2021.

(2)
Represents 180,953,128 Class A ordinary shares and 15,330,000 ADSs (representing 61,320,000 Class A ordinary shares) held by MCO Cotai and 747,288 Class A ordinary shares held by Melco International, among which include 118 ADSs (representing 472 Class A ordinary shares) held by an agent on its behalf. Mr. Ho holds approximately 58.13% of the total issued shares of Melco International, including beneficial interest, interest of his controlled corporations, interest of his spouse and interest of a trust in which he is one of the beneficiaries and taken to have interest by virtue of the Securities and Futures Ordinance (Chapter 571, the Laws of Hong Kong). See “Item 7. Major Shareholders and Related Party Transactions – A. Major Shareholders.”

None of our directors or executive officers who are shareholders have different voting rights from other shareholders of our Company.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A. MAJOR SHAREHOLDERS
The following table sets forth the beneficial ownership of our ordinary shares as of March 26, 2021 by all persons who are known to us to be the beneficial owners of 5% or more of our share capital.

Name	Number of Class A ordinary shares beneficially owned	Number of Class B ordinary shares beneficially owned	Percentage Voting Power (1)
Melco International (2)	243,020,416	—	54.88%
New Cotai, LLC (3)	30,774,116	72,511,760	23.32%
The Silver Point Funds (4)	61,570,720	—	13.90%

(1)
Beneficial ownership is determined in accordance with Rule
13d-3
under the Exchange Act, and includes voting or investment power with respect to the securities. Percentage voting power represents percentage of voting interest of our Class A ordinary shares and Class B ordinary shares voting together as a single class. Class B ordinary share have no economic rights.

(2)
Represents 180,953,128 Class A ordinary shares and 15,330,000 ADSs (representing 61,320,000 Class A ordinary shares), constituting 65.41% of the outstanding Class A ordinary shares, held by MCO Cotai and 747,288 Class A ordinary shares, constituting 0.2% of the outstanding Class A ordinary shares, held by Melco International, among which include 118 ADSs (representing 472 Class A ordinary shares) held by an agent on its behalf. Mr. Ho is the majority shareholder of Melco International, which is the sole shareholder of Melco Leisure and Entertainment Group Limited, or Melco Leisure, which is the majority shareholder of Melco Resorts, a publicly-traded company whose American depositary shares are listed on the Nasdaq Global Select Market. Melco Resorts is the sole shareholder of MCO Holdings Limited, or MCO Holdings, which is the sole shareholder of MCO Cotai. The registered address for each of MCO Cotai and MCO Holdings is Intertrust Corporate Services (Cayman) Limited, One Nexus Way, Camana Bay, Grand Cayman
KY1-9005,
Cayman Islands. The principal business address for Melco Resorts is 36th Floor, The Centrium, 60 Wyndham Street, Central, Hong Kong. The principal business address for Melco Leisure is c/o 38th Floor, The Centrium, 60 Wyndham Street, Central, Hong Kong. The principal business address for Mr. Lawrence Ho and Melco International is 38th Floor, The Centrium, 60 Wyndham Street, Central, Hong Kong.

(3)
Represents 72,511,760 Class B ordinary shares, constituting 100.0% of the outstanding Class B ordinary shares and, as of December 31, 2020, 7,693,529 ADS (representing 30,774,116 Class A ordinary shares), constituting 8.3% of the outstanding Class A ordinary shares, directly held by New Cotai, LLC. Subject to the terms of the exchange arrangements described in “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions —
Pre-IPO
Organizational Transactions,” New Cotai, subject to certain conditions, may exchange its Participation Interest for Class A ordinary shares. In connection with such exchange, the corresponding number of Class B ordinary shares will be canceled for no consideration. See “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions —
Pre-IPO
Organizational Transactions — Participation Agreement.” The number of Class A ordinary shares do not reflect the 72,511,760 of Class A ordinary shares issuable upon exchange by New Cotai of its Participation Interest. The business address of New Cotai is 2700 Patriot Boulevard, Suite 250, Glenview, Illinois 60026.

(4)
Represents 15,392,680 ADSs (representing 61,570,720 Class A ordinary shares), constituting 16.62% of the outstanding Class A ordinary shares, held by Silver Point Capital Fund, L.P. and Silver Point Capital Offshore Master Fund, L.P. as of December 31, 2020. Silver Point Capital, L.P. is the investment manager of Silver Point Capital Fund, L.P. and Silver Point Capital Offshore Master Fund, L.P. The address of the principal business office of Silver Point Capital, L.P. is Two Greenwich Plaza, Greenwich, Connecticut 06830.

As of December 31, 2020, a total of 442,864,460 Class A ordinary shares and Class B ordinary shares were outstanding, of which 188,652,756 Class A ordinary shares were registered in the name of a nominee of Deutsche Bank Trust Company Americas, the depositary under the deposit agreement. Other than as described in this annual report, we have no further information as to shares held, or beneficially owned, by U.S. persons. Since the completion of our initial public offering in October 2018, all ordinary shares underlying the ADSs have been held in Hong Kong by the custodian, Deutsche Bank AG, Hong Kong Branch, on behalf of the depositary.
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
See “Item 4. Information on the Company — C. Organizational Structure” for our current corporate structure.
B. RELATED PARTY TRANSACTIONS
For a discussion of significant related party transactions we entered into during the years ended December 31, 2020, 2019 and 2018, see note 19 to the consolidated financial statements included elsewhere in this annual report.
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
In 2020, 2019 and 2018, total gaming taxes and costs incurred in connection with the operation of Studio City Casino deducted from gross gaming revenues were US$307.1 million, US$1,038.5 million and US$1,243.9 million, respectively. Revenues from the provision of gaming related services were negative US$42.7 million, US$393.5 million and US$339.9 million in 2020, 2019 and 2018, respectively. Revenues from the provision of gaming related services are net of gaming taxes and the costs incurred in connection with the operation of Studio City Casino deducted by the Gaming Operator pursuant to the Services and Right to Use Arrangements.
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
In November 2016, pursuant to a request we made under the Services and Right to Use Agreement, the Gaming Operator commenced the operation of VIP tables at Studio City Casino. The Gaming Operator will continue VIP rolling chip operations at the Studio City Casino until December 31, 2021, subject to early termination with 30 days’ prior notice by either Studio City Entertainment or the Gaming Operator.
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
Services and Right to Use Direct Agreement
On November 26, 2013, Studio City Company, the Gaming Operator, Studio City Holdings Five Limited and the security agent under the 2018 Project Facility, among others, entered into the Services and Right to Use Direct Agreement, which sets forth, among other things, certain restrictions on the rights of the Gaming Operator to (subject to the necessary regulatory approvals being obtained) suspend the continued operation of Studio City Casino and/or terminate the Services and Right to Use Arrangements.
Private Placements
In relation to the Private Placements, the Company entered into subscription agreements with certain existing institutional shareholders and holders of its ADSs, including MCO Cotai, New Cotai and Silver Point Capital, L.P. Under such subscription agreements, the Company agreed to file a registration statement covering the respective purchased securities, to use commercially reasonable efforts to have the registration statement declared effective by the SEC promptly after filing and to keep such registration statement continuously effective for a period of the earlier of 180 days after the effectiveness of the registration statement or when the respective purchaser no longer holds any of the purchased securities. The Company filed such registration statement on September 15, 2020 and such registration statement was declared effective by the SEC on September 29, 2020. On March 29, 2021, the Company deregistered all securities registered under such registration statement.
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
In addition, the respective indentures governing our existing notes including the agreement for the 2028 Studio City Senior Secured Credit Facility, the 2025 Notes, the 2028 Notes and the 2029 Notes contain certain covenants that, subject to certain exceptions and conditions, restrict the payment of dividends by some of our subsidiaries. See “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources — Restrictions on Distributions.”
B. SIGNIFICANT CHANGES
Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.
ITEM 9. THE OFFER AND LISTING
Not applicable, except for Item 9.A.4 and Item 9.C.

Our ADSs, each representing four Class A ordinary shares, have been listed on the New York Stock Exchange under the symbol “MSC” from October 18, 2018.

ITEM 10.	ADDITIONAL INFORMATION
A. SHARE CAPITAL
Not applicable.
B. MEMORANDUM AND ARTICLES OF ASSOCIATION
Our registered office is located at Walkers Corporate Limited, 190 Elgin Avenue, George Town, Grand Cayman,
KY1-9008,
Cayman Islands. We are registered by way of continuation with the Cayman Islands Registrar of Companies and have been assigned company number 343696.
The following are summaries of material provisions of our memorandum and articles of association and the Companies Act below, insofar as they relate to the material terms of our ordinary shares.
General
All of our outstanding ordinary shares are fully paid
and non-assessable. Some
of the ordinary shares are issued in registered form only with no share certificates. Our shareholders who are non-residents of
the Cayman Islands may freely hold and vote their ordinary shares. Under Article 4 of our memorandum of association, the objects for which we were established are unrestricted and we have full power and authority to carry out any object not prohibited by any law as provided by Section 7(4) of the Companies Act.
Dividends
The holders of our Class A ordinary shares are entitled to such dividends as may be declared by our board of directors subject to the Companies Act and our articles of association. Holders of the Class B ordinary shares do not have any right to receive dividends or distributions upon our liquidation or winding up.
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
Redemption of Ordinary Shares
Subject to the provisions of the Companies Act, we may issue shares on terms that are subject to redemption, at our option or at the option of the holders, on such terms and in such manner as the directors may determine.
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
Variations of Rights of Shares
All or any of the rights attached to any class of shares may, subject to the provisions of our memorandum and articles of association and the Companies Act, be varied or abrogated either with the written consent of the holders of at least a majority of the issued shares of that class or with the approval of the holders of at least a majority of the shares of that class present in person or by proxy at a separate general meeting of the holders of the shares of that class.
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
Exempted Company
We are an exempted company incorporated with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary resident company except for the exemptions and privileges listed below:

•
annual reporting requirements are minimal and consist mainly of a statement that the company has conducted its operations mainly outside of the Cayman Islands and has complied with the provisions of the Companies Act;

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
Differences in Corporate Law
The Companies Act is modeled after that of England and Wales but does not follow recent statutory enactments in England. In addition, the Companies Act differs from laws applicable to Delaware corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Act applicable to us and the laws applicable to Delaware corporations and their shareholders.

Mergers and Similar Arrangements
The Companies Act permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman
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

•	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

•	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act.

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
Shareholder Action by Written Resolution
Under the Delaware General Corporation Law, a corporation’s certificate of incorporation may eliminate the right of shareholders to act by written consent. Our memorandum and articles of association allow shareholders to act by written resolutions.
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
Passive Foreign Investment Company
Based on the value of our assets and the composition of our income and assets, we do not believe we were a PFIC for our taxable year ended December 31, 2020. However, the determination of PFIC status involves extensive factual investigation, including ascertaining the fair market value of all of our assets on a quarterly basis and the character of each item of income that we earn, and is subject to uncertainty in several respects. Changes in the composition of our income or assets or the value of our assets may cause us to become a PFIC. The determination of the value of our assets may depend in part upon the value of our goodwill not reflected on our balance sheet (which may depend upon the market value of the ADSs from time to time, which may be volatile). Accordingly, we cannot assure you that we will not be a PFIC for our current taxable year ending December 31, 2020, or for any future taxable year. Our United States tax counsel therefore expresses no opinion with respect to our PFIC status for any taxable year or our beliefs and expectations relating to such status set forth in this discussion.
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
Foreign Exchange Risk
Our exposure to foreign exchange rate risk is associated with the currency of our operations and the presentation of our consolidated financial statements in U.S. Dollars. The majority of our revenues are denominated in Hong Kong Dollars, since the Hong Kong Dollar is the predominant currency used in Macau and is often used interchangeably with Patacas, while our expenses are denominated predominantly in Patacas and Hong Kong Dollars. A significant portion of our indebtedness as a result of the 2024 Notes, 2025 Notes, 2028 Notes and 2029 Notes and the costs associated with servicing and repaying such debts are denominated in U.S. Dollars. In addition, the 2028 Studio City Senior Secured Credit Facility and the costs associated with servicing and repaying such debt are denominated in Hong Kong Dollars. The Hong Kong Dollar is pegged to the U.S. Dollar within a narrow range and the Pataca is in turn pegged to the Hong Kong Dollar, and the exchange rates between these currencies have remained relatively stable over the past several years. However, we cannot assure you that the current peg or linkages between the U.S. Dollar, Hong Kong Dollar and Pataca will not be de-pegged,
de-linked
or modified and subjected to fluctuation as such exchange rates may be affected by, among other things, changes in political and economic conditions.
Major currencies in which our cash and bank balances (including restricted cash) were held as of December 31, 2020 included U.S. Dollars, Hong Kong Dollars and Patacas. Based on the cash and bank balances as of December 31, 2020, an assumed 1% change in the exchange rates between currencies other than U.S. Dollars against the U.S. Dollar would cause a maximum foreign transaction gain or loss of approximately US$1.0 million for the year ended December 31, 2020.
To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk.
Inflation Risk
We generated all of our revenues from our operations in Macau in 2020, 2019 and 2018. Inflation did not have a material impact on our results of operations. According to the Statistics and Census Services of the Macau government, inflation as measured by the consumer price index in Macau was 0.81%, 2.75% and 3.01% in 2020, 2019 and 2018, respectively. Although we have not been materially affected by inflation since our inception, we can provide no assurance that we will not be affected in the future by higher rates of inflation in Macau.

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
In 2020, we did not receive any fees or other payments from the depositary.
PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
See “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions —
Pre-IPO
Organizational Transactions.”

ITEM 15.	CONTROLS AND PROCEDURES
Disclosure Controls and Procedures
As of the end of the period covered by this annual report, our management, with the participation of our property general manager and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures within the meaning of Rules 13a-15(e) and
15d-15(e)
of the Exchange Act. In designing and evaluating the disclosure controls and procedures, it should be noted that any controls and procedures, no matter how well designed and operated, can only provide reasonable, but not absolute, assurance of achieving the desired control objectives and management is required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based upon that evaluation, our property general manager and chief financial officer have concluded that, as of the end of the period covered by this annual report, our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time period specified in the SEC’s rules and forms, and accumulated and communicated to our management, including our property general manager and chief financial officer, to allow timely decisions regarding required disclosure.
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
Our Company’s management assessed the effectiveness of our Company’s internal control over financial reporting as of December 31, 2020. In making this assessment, our Company’s management used the framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission in
 Internal Control — Integrated Framework (2013)
.
Based on this assessment, management concluded that, as of December 31, 2020, our Company’s internal control over financial reporting is effective based on the framework set forth by Committee of Sponsoring Organizations of the Treadway Commission in
 Internal Control — Integrated Framework (2013)
.
Attestation Report of the Registered Public Accounting Firm
The effectiveness of our Company’s internal control over financial reporting as of December 31, 2020, has been audited by Ernst & Young, an independent registered public accounting firm, as stated in their report which appears herein.
Changes in Internal Controls Over Financial Reporting
There were no changes in our Company’s internal control over financial reporting (as such term is defined in Rules 13a-15(f)
and
15d-15(f)
under the Exchange Act) during the year ended December 31, 2020 that have materially affected, or are reasonably likely to materially affect, our Company’s internal control over financial reporting.

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
Our board has adopted a code of business conduct and ethics that applies to our directors, officers, employees and agents, including our property general manager, chief financial officer and any other persons who perform similar functions for us. The code of business conduct was last amended on December 8, 2020 to include additional guidelines relating to workplace health and safety. We have posted our current code of business conduct and ethics on our website at
www.studiocity-macau.com
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

	Year Ended December 31,
	2020	2019
	(In thousands of US$)
Audit fees (1)	$468	$591
Audit-related fees (2)	417	—
Tax fees	—	—
All other fees	—	—

(1)	“Audit fees” means the aggregate fees in each of the fiscal years indicated for our calendar year audits.

(2)	“Audit-related fees” primarily include the aggregate fees for professional services provided in connection with the issuances of senior notes by the Company.
The policy of our audit and risk committee
is to pre-approve all audit and non-audit services provided
by our independent registered public accounting firm, including audit services, audit-related services, tax services and other services, other than those for de minimis
 services which are approved by our audit and risk committee prior to the completion of the audit.
For the years ended December 31, 2020 and 2019, none of the total audit-related fees as described above were approved by our audit and risk committee pursuant to paragraph (c)(7)(i)(C) of
Rule 2-01 of
Regulation
S-X.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
No purchase of equity security in the Company was made by or on behalf of the Company or any affiliated purchaser in the fiscal year ended December 31, 2020.

In connection with the Private Placements, MCO Cotai purchased 72,185,488 Class A shares, New Cotai purchased 30,774,116 Class A shares and funds managed by Silver Point, L.P. purchased 18,345,048 Class A shares, each at the purchase price of US$3.89 per Class A share. See “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions — Private Placements.”

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT
Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE
NYSE Rule 303A.00 permits foreign private issuers like us to follow “home country practice” in certain corporate governance matters. For example, NYSE Rule 303A.01 generally requires that a majority of an issuer’s board of directors must consist of independent directors. In addition, NYSE Rules 303A.04 and 303A.05, respectively, generally require that an issuer’s nominating and corporate governance committee and compensation committee must consist entirely of independent directors. We rely on this “home country practice” exception and do not have a majority of independent directors serving on our board and also do not have a nominating and corporate governance committee or compensation committee consisting entirely of independent directors. We also rely on this “home country practice” exception in relation to certain responsibilities of the compensation committee set forth in NYSE Rule 303A.05. The New York Stock Exchange rules also permit a foreign private issuer like us to follow the corporate governance practices of its home country with respect to shareholder approval requirements with respect to issuances of equity securities.

ITEM 16H.	MINE SAFETY DISCLOSURE
Not applicable.
PART III

ITEM 17.	FINANCIAL STATEMENTS
We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS
The consolidated financial statements of Studio City International Holdings Limited and its subsidiaries are included at the end of this annual report.

ITEM 19.	EXHIBITS

Exhibit Number	Description of Document

1.1	Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated by reference to Exhibit 1.1 from our annual report on Form 20-F for the fiscal year ended December 31, 2018 (File No. 001-38699), filed with the SEC on March 29, 2019)

1.2	Memorandum and Articles of Association of MSC Cotai Limited (incorporated by reference to Exhibit 1.2 from our annual report on Form 20-F for the fiscal year ended December 31, 2018 (File No. 001-38699), filed with the SEC on March 29, 2019)

2.1	Form of Registrant’s Specimen American Depositary Receipt (included in Exhibit 2.3)

2.2	Registrant’s Specimen Certificate for Ordinary Shares (incorporated herein by reference to Exhibit 4.2 from our registration statement on Form F-1 (File No. 333-227232), as amended, initially filed with the SEC on September 7, 2018)

2.3†	Form of Deposit Agreement between the Registrant, the depositary and owners and holders of the ADSs

2.4	Indenture relating to 5.875% senior secured notes due 2019 and dated November 30, 2016, among Studio City Company Limited, as issuer, Studio City Investments Limited, as parent guarantor, the subsidiary guarantors parties thereto, and Deutsche Bank Trust Company Americas, as trustee (incorporated herein by reference to Exhibit 4.9 from our registration statement on Form F-1 (File No. 333-227232), as amended, initially filed with the SEC on September 7, 2018)

2.5	Supplemental Indenture relating to 5.875% senior secured notes due 2019 and dated November 30, 2016, among Studio City Company Limited, Industrial and Commercial Bank of China (Macau) Limited, as the security agent, DB Trustees (Hong Kong) Limited, as the intercreditor agent and Deutsche Bank Trust Company Americas, as trustee (incorporated herein by reference to Exhibit 4.10 from our registration statement on Form F-1 (File No. 333-227232), as amended, initially filed with the SEC on September 7, 2018)

2.6	Second Supplemental Indenture relating to 5.875% senior secured notes due 2019 and dated July 30, 2018, among Studio City Company Limited, Studio City (HK) Two Limited, as a new guarantor, Studio City Investments Limited, as parent guarantor, the subsidiary guarantors parties thereto and Deutsche Bank Trust Company Americas, as the trustee (incorporated herein by reference to Exhibit 4.11 from our registration statement on Form F-1 (File No. 333-227232), as amended, initially filed with the SEC on September 7, 2018)

2.7	Indenture relating to 7.250% senior secured notes due 2021 and dated November 30, 2016, among Studio City Company Limited, as issuer, Studio City Investments Limited, as parent guarantor, the subsidiary guarantors parties thereto, and Deutsche Bank Trust Company Americas, as trustee (incorporated herein by reference to Exhibit 4.12 from our registration statement on Form F-1 (File No. 333-227232), as amended, initially filed with the SEC on September 7, 2018)

2.8	Supplemental Indenture relating to 7.250% senior secured notes due 2021 and dated November 30, 2016, among Studio City Company Limited, Industrial and Commercial Bank of China (Macau) Limited, as the security agent, DB Trustees (Hong Kong) Limited, as the intercreditor agent and Deutsche Bank Trust Company Americas, as the trustee (incorporated herein by reference to Exhibit 4.13 from our registration statement on Form F-1 (File No. 333-227232), as amended, initially filed with the SEC on September 7, 2018)

Exhibit Number	Description of Document

2.9	Second Supplemental Indenture relating to 7.250% senior secured notes due 2021 and dated July 30, 2018, among Studio City (HK) Two Limited, as a new guarantor, Studio City Company Limited, Studio City Investments Limited, as parent guarantor, the subsidiary guarantors parties thereto and Deutsche Bank Trust Company Americas, as the trustee (incorporated herein by reference to Exhibit 4.14 from our registration statement on Form F-1 (File No. 333-227232), as amended, initially filed with the SEC on September 7, 2018)

2.10	Amended and Restated Credit Agreement relating to HK$233 million revolving credit facility and HK$1 million term loan facility dated November 23, 2016, among Studio City Company Limited and certain of its subsidiaries and affiliates with Bank of China Limited, Macau Branch, among others (incorporated herein by reference to Exhibit 4.15 from our registration statement on Form F-1 (File No. 333-227232), as amended, initially filed with the SEC on September 7, 2018)

2.11	Intercreditor Agreement dated December 1, 2016, among Studio City Company Limited, the guarantors of the 5.875% senior secured notes due 2019 and 7.250% senior secured notes due 2021, the lenders and agent for Studio City Company Limited’s HK$233 million revolving credit facility and HK$1 million term loan facility, the security agent and intercreditor agent named therein, among others (incorporated herein by reference to Exhibit 4.16 from our registration statement on Form F-1 (File No. 333-227232), as amended, initially filed with the SEC on September 7, 2018)

2.12	Amended and Restated Shareholders’ Agreement, among MCO Cotai Investments Limited, New Cotai, LLC, Melco Resorts & Entertainment Limited and the Registrant (incorporated by reference to Exhibit 2.12 from our annual report on Form 20-F for the fiscal year ended December 31, 2018 (File No. 001-38699), filed with the SEC on March 29, 2019)

2.13	Amended and Restated Registration Rights Agreement, between New Cotai, LLC and the Registrant (form of which is incorporated herein by reference to Exhibit 10.5 from our registration statement on Form F-1 (File No. 333-227232), as amended, initially filed with the SEC on September 7, 2018)

2.14	Subscription Agreement between Melco International Development Limited and the Registrant (incorporated by reference to Exhibit 2.14 from our annual report on Form 20-F for the fiscal year ended December 31, 2018 (File No. 001-38699), filed with the SEC on March 29, 2019)

2.15	Indenture relating to 7.250% senior notes due 2024 and dated February 11, 2019, among Studio City Finance Limited, as issuer, the subsidiary guarantors parties thereto, and Deutsche Bank Trust Company Americas, as trustee (incorporated by reference to Exhibit 2.15 from our annual report on Form 20-F for the fiscal year ended December 31, 2018 (File No. 001-38699), filed with the SEC on March 29, 2019)

2.16*	Indenture relating to 6.000% senior notes due 2025 and dated July 15, 2020, among Studio City Finance Limited, as issuer, the subsidiary guarantors parties thereto, and Deutsche Bank Trust Company Americas, as trustee

2.17*	Indenture relating to 6.500% senior notes due 2028 and dated July 15, 2020, among Studio City Finance Limited, as issuer, the subsidiary guarantors parties thereto, and Deutsche Bank Trust Company Americas, as trustee

2.18*	Indenture relating to 5.000% senior notes due 2029 and dated January 14, 2021, among Studio City Finance Limited, as issuer, the subsidiary guarantors parties thereto, and Deutsche Bank Trust Company Americas, as trustee

2.19*	Description of Registrant’s Securities

Exhibit Number	Description of Document

2.20*	Amended and Restated Credit Agreement relating to HK$233 million revolving credit facility and HK$1 million term loan facility dated March 15, 2021, among Studio City Company Limited and certain of its subsidiaries and affiliates with Bank of China Limited, Macau Branch, among others

4.1	Form of Indemnification Agreement between the Registrant and each of its directors and executive officers (incorporated herein by reference to Exhibit 10.1 from our registration statement on Form F-1 (File No. 333-227232), as amended, initially filed with the SEC on September 7, 2018)

4.2	Form of Employment Agreement with the Executive Officers of the Registrant (incorporated herein by reference to Exhibit 10.2 from our registration statement on Form F-1 (File No. 333-227232), as amended, initially filed with the SEC on September 7, 2018)

4.3	English Translation of subconcession contract for operating casino games of chance or games of other forms in the Macau Special Administrative Region dated September 8, 2006, between Wynn Resorts (Macau) S.A. and Melco Resorts (Macau) Limited, which was formerly known as Melco Crown (Macau) Limited (incorporated herein by reference to Exhibit 10.3 from our registration statement on Form F-1 (File No. 333-227232), as amended, initially filed with the SEC on September 7, 2018)

4.4	Services and Right to Use Agreement dated May 11, 2007, as amended, between Studio City Entertainment Limited and Melco Resorts (Macau) Limited, which was formerly known as Melco Crown (Macau) Limited (incorporated herein by reference to Exhibit 10.7 from our registration statement on Form F-1 (File No. 333-227232), as amended, initially filed with the SEC on September 7, 2018)

4.5	Reimbursement Agreement dated June 15, 2012, between Studio City Entertainment Limited and Melco Resorts (Macau) Limited, which was formerly known as Melco Crown (Macau) Limited (incorporated herein by reference to Exhibit 10.8 from our registration statement on Form F-1 (File No. 333-227232), as amended, initially filed with the SEC on September 7, 2018)

4.6	Services and Right to Use Direct Agreement dated November 26, 2013, among Studio City Company Limited as borrower, Melco Resorts (Macau) Limited, which was formerly known as Melco Crown (Macau) Limited, Studio City Holdings Five Limited, Industrial and Commercial Bank of China (Macau) Limited as security agent and POA agent and Deutsche Bank AG, Hong Kong Branch as agent, among others (incorporated herein by reference to Exhibit 10.9 from our registration statement on Form F-1 (File No. 333-227232), as amended, initially filed with the SEC on September 7, 2018)

4.7	Master Services Agreement dated December 21, 2015, among Studio City Entertainment Limited, Melco Resorts (Macau) Limited, which was formerly known as Melco Crown (Macau) Limited, and other subsidiaries and affiliates of the Registrant (incorporated herein by reference to Exhibit 10.10 from our registration statement on Form F-1 (File No. 333-227232), as amended, initially filed with the SEC on September 7, 2018)

4.8	Work Agreement No. 1 dated December 21, 2015, related to sale and purchase of certain property, plant and equipment and inventory and supplies among Studio City Entertainment Limited and other subsidiaries and affiliates of the Registrant (incorporated herein by reference to Exhibit 10.11 from our registration statement on Form F-1 (File No. 333-227232), as amended, initially filed with the SEC on September 7, 2018)

4.9	Work Agreement No. 2 dated December 21, 2015, related to corporate services among Studio City Entertainment Limited and other subsidiaries and affiliates of the Registrant (incorporated herein by reference to Exhibit 10.12 from our registration statement on Form F-1 (File No. 333-227232), as amended, initially filed with the SEC on September 7, 2018)

Exhibit Number	Description of Document

4.10	Work Agreement No. 3 dated December 21, 2015, related to certain pay-as-used charges among Studio City Entertainment Limited and other subsidiaries and affiliates of the Registrant (incorporated herein by reference to Exhibit 10.13 from our registration statement on Form F-1 (File No. 333-227232), as amended, initially filed with the SEC on September 7, 2018)

4.11	Work Agreement No. 4 dated December 21, 2015, related to operational and property sharing services among Studio City Entertainment Limited and other subsidiaries and affiliates of the Registrant (incorporated herein by reference to Exhibit 10.14 from our registration statement on Form F-1 (File No. 333-227232), as amended, initially filed with the SEC on September 7, 2018)

4.12	Work Agreement No. 5 dated December 21, 2015, related to limousine transportation services among Studio City Hotels Limited and other subsidiaries and affiliates of the Registrant (incorporated herein by reference to Exhibit 10.15 from our registration statement on Form F-1 (File No. 333-227232), as amended, initially filed with the SEC on September 7, 2018)

4.13	Work Agreement No. 6 dated December 21, 2015, related to aviation services among Studio City Entertainment Limited and other subsidiaries and affiliates of the Registrant (incorporated herein by reference to Exhibit 10.16 from our registration statement on Form F-1 (File No. 333-227232), as amended, initially filed with the SEC on September 7, 2018)

4.14	Work Agreement No. 7 dated December 21, 2015, related to collection and payment services among Studio City Entertainment Limited and other subsidiaries and affiliates of the Registrant (incorporated herein by reference to Exhibit 10.17 from our registration statement on Form F-1 (File No. 333-227232), as amended, initially filed with the SEC on September 7, 2018)

4.15	Work Agreement No. 8 dated December 21, 2015, related to limousine transportation services among Studio City Hotels Limited and other subsidiaries and affiliates of the Registrant (incorporated herein by reference to Exhibit 10.18 from our registration statement on Form F-1 (File No. 333-227232), as amended, initially filed with the SEC on September 7, 2018)

4.16	English Translation of the Order of Secretary for Public Works and Transportation published in Macau Official Gazette No. 100/2001 dated October 9, 2001, in relation to the Studio City Land Concession (incorporated herein by reference to Exhibit 10.19 from our registration statement on Form F-1 (File No. 333-227232), as amended, initially filed with the SEC on September 7, 2018)

4.17	English Translation of the amended Order of Secretary for Public Works and Transportation published in Macau Official Gazette No. 31/2012 dated July 19, 2012, in relation to the Studio City Land Concession (incorporated herein by reference to Exhibit 10.20 from our registration statement on Form F-1 (File No. 333-227232), as amended, initially filed with the SEC on September 7, 2018)

4.18	English Translation of the amended Order of Secretary for Public Works and Transportation published in Macau Official Gazette No. 92/2015 dated September 10, 2015, in relation to the Studio City Land Concession (incorporated herein by reference to Exhibit 10.21 from our registration statement on Form F-1 (File No. 333-227232), as amended, initially filed with the SEC on September 7, 2018)

4.19	Participation Agreement among MSC Cotai Limited, New Cotai, LLC and the Registrant (form of which is incorporated herein by reference to Exhibit 10.22 from our registration statement on Form F-1 (File No. 333-227232), as amended, initially filed with the SEC on September 7, 2018)

4.20	Implementation Agreement among MCO Cotai Investments Limited, New Cotai, LLC, Melco Resorts & Entertainment Limited and the Registrant (form of which is incorporated herein by reference to Exhibit 10.23 from our registration statement on Form F-1 (File No. 333-227232), as amended, initially filed with the SEC on September 7, 2018)

Exhibit Number	Description of Document

4.21	Underwriting Agreement, dated October 17, 2018, among the Registrant, Deutsche Bank Securities Inc., Credit Suisse Securities (USA) LLC and Morgan Stanley & Co. International plc as underwriters (incorporated by reference to Exhibit 4.21 from our annual report on Form 20-F for the fiscal year ended December 31, 2018 (File No. 001-38699), filed with the SEC on March 29, 2019)

4.22	Purchase Agreement, dated January 29, 2019, among Studio City Finance Limited, the subsidiary guarantors as specified therein, Deutsche Bank AG, Singapore Branch, Australia and New Zealand Banking Group Limited, Bank of Communications Co., Ltd. Macau Branch, BOCI Asia Limited, Industrial and Commercial Bank of China (Asia) Limited, ICBC (Macau) Capital Limited and Mizuho Securities Asia Limited regarding the 7.250% Senior Notes due 2024 (incorporated by reference to Exhibit 4.22 from our annual report on Form 20-F for the fiscal year ended December 31, 2018 (File No. 001-38699), filed with the SEC on March 29, 2019)

8.1*	Significant Subsidiaries of the Registrant

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

101.INS*	Inline XBRL Instance Document-this instance document does not appear in the Interactive Data file because its XBRL tags are not embedded within the Inline XBRL document

101.SCH*	Inline XBRL Taxonomy Extension Schema Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Furnished with this annual report on Form 20-F.

†	Previously filed with the Registration Statement on Form F-6 (File No. 333-227759), dated October 9, 2018, and incorporated herein by reference.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on
Form 20-F
and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

STUDIO CITY INTERNATIONAL HOLDINGS LIMITED

Date: March 31, 2021	By:	/s/ Kevin Richard Benning
Name: Kevin Richard Benning
Title: Property General Manager

STUDIO CITY INTERNATIONAL HOLDINGS LIMITED
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018

Page

Report of Independent Registered Public Accounting Firm	F-2

Report of Independent Registered Public Accounting Firm	F-4

Consolidated Balance Sheets as of December 31, 2020 and 2019	F-6

Consolidated Statements of Operations for the Years Ended December 31, 2020, 2019 and 2018	F-8

Consolidated Statements of Comprehensive (Loss) Income for the Years Ended December 31, 2020, 2019 and 2018	F-10

Consolidated Statements of Shareholders’ Equity for the Years Ended December 31, 2020, 2019 and 2018	F-11

Consolidated Statements of Cash Flows for the Years Ended December 31, 2020, 2019 and 2018	F-12

Notes to Consolidated Financial Statements for the Years Ended December 31, 2020, 2019 and 2018	F-14

Schedule 1 – Studio City International Holdings Limited Condensed Financial Statements as of December 31, 2020 and 2019 and for the Years Ended December 31, 2020, 2019 and 2018	F-46

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and the Board of Directors of Studio City International Holdings Limited
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Studio City International Holdings Limited (the Company) as of December 31, 2020 and 2019, the related consolidated statements of operations, comprehensive (loss) income, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2020, and the related notes and the financial statement schedule included in Schedule 1 (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020, in conformity with U.S. generally accepted accounting principles.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated March 31, 2021 expressed an unqualified opinion thereon.
Adoption of New Accounting Standards
As discussed in Note 2 to the consolidated financial statements, the Company changed its method for accounting for credit losses on financial instruments using the modified retrospective approach in the year ended December 31, 2020 and its method for accounting for leases using the modified retrospective approach in the year ended December 31, 2019.
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
Critical Audit Matter
The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the account or disclosure to which it relates.

Impairment assessment of long-lived assets

D escription of the M atter
At December 31, 2020, the Company’s long-lived asset group to be held and used in the Company’s business, comprising of property and equipment, intangible assets, other long-term assets, land use right and operating lease right-of-use assets, was US$2,344.5 million. As discussed in the Company’s accounting policy in notes 1(b) and 2(l) of the consolidated financial statements, long-lived assets (asset groups) with finite lives to be held and used shall be evaluated for impairment whenever indicators of impairment exist. As the Company generated operating losses due to the severe decline in overall market conditions resulting from the outbreak of coronavirus disease (“COVID-19”) in early 2020, the Company evaluated its long-lived assets for recoverability as of December 31, 2020 and concluded no impairment existed at that date as the estimated undiscounted future cash flows exceeded their carrying values.

Auditing the Company’s impairment assessment involved a high degree of subjectivity due to the significant estimations required to determine the projected future cash flows of the asset group. In particular, the estimate is sensitive to significant assumptions, including future revenue growth rates and gross margin, which can be affected by expectations about future market and economic conditions, including the impact of COVID-19.

H ow W e A ddressed the M atter in O ur A udit
We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the Company’s impairment assessment process. For example, we tested the controls over management’s identification of impairment indicators. We also tested controls over management’s review of the significant assumptions described above used to develop the undiscounted cash flow projections.

To test the Company’s impairment assessment of the long-lived asset group, our audit procedures included, among others, evaluating the significant assumptions used to develop the projected future cash flow of the asset group and testing the completeness and accuracy of the underlying data used by the Company. We compared the significant assumptions, including future revenue growth rates and gross margin, to current industry and economic trends, including the impact of COVID-19, as well as to changes in the Company’s strategic plans. We assessed the historical accuracy of the Company’s cash flow projections by comparing them with actual operating results. Furthermore, we performed sensitivity analyses of the significant assumptions to evaluate the changes in the future cash flows that could result from changes in the assumptions.

/s/ Ernst & Young
We have served as the Company’s auditor since 2017.
Hong Kong
March 31, 2021

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and the Board of Directors of Studio City International Holdings Limited
Opinion on Internal Control Over Financial Reporting
We have audited Studio City International Holdings Limited’s internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Studio City International Holdings Limited (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020, based on the COSO criteria.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2020 and 2019, the related consolidated statements of operations, comprehensive (loss) income, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2020, and the related notes and the financial statement schedule included in Schedule 1 and our report dated March 31, 2021 expressed an unqualified opinion thereon.
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
March 31, 2021

STUDIO CITY INTERNATIONAL HOLDINGS LIMITED
CONSOLIDATED BALANCE SHEETS
(In thousands of U.S. dollars, except share and per share data)

	December 31,
	2020	2019
ASSETS

Current assets:
Cash and cash equivalents	$575,215	$299,367
Restricted cash	13	27,735
Accounts receivable, net of allowances for credit losses of $976 and $965	157	1,397
Amounts due from affiliated companies	10,672	61,990
Inventories	9,297	9,763
Prepaid expenses and other current assets	12,467	14,188

Total current assets	607,821	414,440

Property and equipment, net	2,180,897	2,107,457

Intangible assets, net	4,005	—

Long-term prepayments, deposits and other assets	117,555	57,087

Restricted cash	131	130

Operating lease right-of-use assets	17,379	14,238

Land use right, net	116,109	118,888

Total assets	$3,043,897	$2,712,240

LIABILITIES, SHAREHOLDERS’ EQUITY AND PARTICIPATION INTEREST

Current liabilities:
Accounts payable	$206	$3,337
Accrued expenses and other current liabilities	118,946	82,553
Income tax payable	33	33
Amounts due to affiliated companies	42,966	14,248

Total current liabilities	162,151	100,171

Long-term debt, net	1,584,660	1,435,088

Other long-term liabilities	11,778	3,149

Deferred tax liabilities, net	448	1,453

Operating lease liabilities, non-current	17,137	13,720

Total liabilities	$1,776,174	$1,553,581

Commitments and contingencies (Note 18)

STUDIO CITY INTERNATIONAL HOLDINGS LIMITED
CONSOLIDATED BALANCE SHEETS
 - continued
(In thousands of U.S. dollars, except share and per share data)

	December 31,
	2020	2019
Shareholders’ equity and participation interest:
Class A ordinary shares, par value $0.0001; 1,927,488,240 shares authorized; 370,352,700 and 241,818,016 shares issued and outstanding, respectively	$37	$24
Class B ordinary shares, par value $0.0001; 72,511,760 shares authorized; 72,511,760 shares issued and outstanding	7	7
Additional paid-in capital	2,134,227	1,655,602
Accumulated other comprehensive income	11,876	269
Accumulated losses	(1,086,160)	(764,534)

Total shareholders’ equity	1,059,987	891,368

Participation interest	207,736	267,291

Total shareholders’ equity and participation interest	1,267,723	1,158,659

Total liabilities, shareholders’ equity and participation interest	$3,043,897	$2,712,240

The accompanying notes are an integral part of these consolidated financial statements.

STUDIO CITY INTERNATIONAL HOLDINGS LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands of U.S. dollars, except share and per share data)

	Year Ended December 31,
	2020	2019	2018
Operating revenues:
Provision of gaming related services from related parties	$(42,682)	$393,512	$339,924
Rooms (including revenues from related parties of $15,981, $53,865 and $53,925 for the years ended December 31, 2020, 2019 and 2018, respectively)	21,997	85,975	88,317
Food and beverage (including revenues from related parties of $14,487, $38,719 and $35,937 for the years ended December 31, 2020, 2019 and 2018, respectively)	22,653	68,706	65,904
Entertainment (including revenues from related parties of $25, $7,685 and $1,191 for the years ended December 31, 2020, 2019 and 2018, respectively)	1,389	21,815	12,073
Services fee from related parties	26,151	39,470	39,126
Mall	17,008	14,844	22,298
Retail and other	2,692	2,411	3,571

Total operating revenues	49,208	626,733	571,213

Operating costs and expenses:
Provision of gaming related services (including costs to related parties of $25,576, $21,445 and $17,634 for the years ended December 31, 2020, 2019 and 2018, respectively)	(26,993)	(24,179)	(20,263)
Rooms (including costs to related parties of $7,527, $12,491 and $12,572 for the years ended December 31, 2020, 2019 and 2018, respectively)	(11,229)	(21,766)	(21,855)
Food and beverage (including costs to related parties of $19,370, $27,797 and $27,089 for the years ended December 31, 2020, 2019 and 2018, respectively)	(27,301)	(57,718)	(56,342)
Entertainment (including costs to related parties of $2,273, $4,521 and $4,815 for the years ended December 31, 2020, 2019 and 2018, respectively)	(3,409)	(22,719)	(11,978)
Mall (including costs to related parties of $2,025, $2,026 and $2,010 for the years ended December 31, 2020, 2019 and 2018, respectively)	(4,661)	(8,658)	(10,960)
Retail and other (including costs to related parties of $1,220, $1,739 and $2,370 for the years ended December 31, 2020, 2019 and 2018, respectively)	(1,204)	(1,735)	(2,411)
General and administrative (including expenses to related parties of $52,213, $72,847 and $74,514 for the years ended December 31, 2020, 2019 and 2018, respectively)	(89,006)	(128,931)	(132,637)
Pre-opening costs (including expenses to related parties of $240, $32 and $152 for the years ended December 31, 2020, 2019 and 2018, respectively)	(201)	(2,567)	(4,550)
Amortization of land use right	(3,333)	(3,300)	(3,298)
Depreciation and amortization	(157,001)	(168,643)	(164,593)
Property charges and other (including expenses to related parties of $1,694 and $630 for the years ended December 31, 2020 and 2019, respectively)	(4,798)	(8,521)	(4,464)

Total operating costs and expenses	(329,136)	(448,737)	(433,351)

Operating (loss) income	$(279,928)	$177,996	$137,862

STUDIO CITY INTERNATIONAL HOLDINGS LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS
 - continued
(In thousands of U.S. dollars, except share and per share data)

	Year Ended December 31,
	2020	2019	2018
Non-operating income (expenses):
Interest income	$1,276	$5,861	$3,578
Interest expenses, net of amounts capitalized	(104,799)	(132,291)	(160,508)
Other financing costs	(421)	(416)	(419)
Foreign exchange (losses) gains, net	(3,434)	(3,975)	1,972
Other (expenses) income, net	(81)	430	(197)
Loss on extinguishment of debt	(18,716)	(2,995)	(2,489)
Costs associated with debt modification	—	(579)	—

Total non-operating expenses, net	(126,175)	(133,965)	(158,063)

(Loss) income before income tax	(406,103)	44,031	(20,201)
Income tax credit (expense)	1,011	(402)	(544)

Net (loss) income	(405,092)	43,629	(20,745)
Net loss (income) attributable to participation interest	83,466	(10,065)	(853)

Net (loss) income attributable to Studio City International Holdings Limited	$(321,626)	$33,564	$(21,598)

Net (loss) income attributable to Studio City International Holdings Limited per Class A ordinary share:
Basic	$(1.091)	$0.139	$(0.113)

Diluted	$(1.103)	$0.139	$(0.113)

Weighted average Class A ordinary shares outstanding used in net (loss) income attributable to Studio City International Holdings Limited per Class A ordinary share calculation:
Basic	294,837,092	241,818,016	191,533,455

Diluted	367,348,852	241,818,016	191,533,455

The accompanying notes are an integral part of these consolidated financial statements.

STUDIO CITY INTERNATIONAL HOLDINGS LIMITED
CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME
(In thousands of U.S. dollars)

	Year Ended December 31,
	2020	2019	2018
Net (loss) income	$(405,092)	$43,629	$(20,745)
Other comprehensive income (loss):
Foreign currency translation adjustments, before and after tax	15,208	18,629	(18,774)

Other comprehensive income (loss)	15,208	18,629	(18,774)

Total comprehensive (loss) income	(389,884)	62,258	(39,519)
Comprehensive loss (income) attributable to participation interest	79,865	(14,362)	3,370

Comprehensive (loss) income attributable to Studio City International Holdings Limited	$(310,019)	$47,896	$(36,149)

The accompanying notes are an integral part of these consolidated financial statements.

STUDIO CITY INTERNATIONAL HOLDINGS LIMITED
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(In thousands of U.S. dollars, except share and per share data)

	Studio City International Holdings Limited Shareholders’ Equity
	Class A Ordinary Shares		Class B Ordinary Shares		Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Losses	Participation Interest	Total Equity
	Shares	Amount	Shares	Amount
Balance at January 1, 2018	181,279,400	$18	—	$—	$1,512,705	$488	$(773,168)	$—	$740,043
Cumulative-effect adjustment upon adoption of New Revenue Standard (as described in Note 2(p))	—	—	—	—	—	—	(3,332)	—	(3,332)
Net loss for the year	—	—	—	—	—	—	(21,598)	853	(20,745)
Foreign currency translation adjustments	—	—	—	—	—	(14,551)	—	(4,223)	(18,774)
Exchange of Class A ordinary shares to Class B ordinary shares	(72,511,760)	(7)	72,511,760	7	—	—	—	—	—
Shares issued, net of offering expenses	133,050,376	13	—	—	399,196	—	—	—	399,209
Participation Interest resulted from Organizational Transactions and the Offering (as described in Note 1)	—	—	—	—	(256,299)	—	—	256,299	—

Balance at December 31, 2018	241,818,016	24	72,511,760	7	1,655,602	(14,063)	(798,098)	252,929	1,096,401
Net income for the year	—	—	—	—	—	—	33,564	10,065	43,629
Foreign currency translation adjustments	—	—	—	—	—	14,332	—	4,297	18,629

Balance at December 31, 2019	241,818,016	24	72,511,760	7	1,655,602	269	(764,534)	267,291	1,158,659
Net loss for the year	—	—	—	—	—	—	(321,626)	(83,466)	(405,092)
Foreign currency translation adjustments	—	—	—	—	—	11,607	—	3,601	15,208
Shares issued, net of offering expenses	128,534,684	13	—	—	498,935	—	—	—	498,948
Change in Participation Interest resulted from Private Placements (as described in Note 1)	—	—	—	—	(20,310)	—	—	20,310	—

Balance at December 31, 2020	370,352,700	$37	72,511,760	$7	$2,134,227	$11,876	$(1,086,160)	$207,736	$1,267,723

The accompanying notes are an integral part of these consolidated financial statements.

STUDIO CITY INTERNATIONAL HOLDINGS LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands of U.S. dollars)

	Year Ended December 31,
	2020	2019	2018
Cash flows from operating activities:
Net (loss) income	$(405,092)	$43,629	$(20,745)
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities:
Depreciation and amortization	160,334	171,943	167,891
Amortization of deferred financing costs	4,507	7,554	8,189
(Gain) loss on disposal of property and equipment and other long-term assets	(272)	545	905
Impairment loss recognized on property and equipment	3,769	—	—
Write-off of other assets	—	7,556	—
Provision for credit losses	1,277	19	109
Loss on extinguishment of debt	18,716	2,995	2,489
Costs associated with debt modification	—	579	—
Changes in operating assets and liabilities:
Accounts receivable	1,241	324	241
Amounts due from affiliated companies	54,405	(23,426)	(9,906)
Inventories , prepaid expenses and other	1,931	3,621	(9,390)
Long-term prepayments, deposits and other	(54,748)	6,267	9,869
Accounts payable , accrued expenses and other	22,134	9,521	(4,806)
Amounts due to affiliated companies	24,512	(3,525)	140
Other long-term liabilities	(139)	902	(5,468)

Net cash (used in) provided by operating activities	(167,425)	228,504	139,518

Cash flows from investing activities:
Acquisition of property and equipment	(202,712)	(78,588)	(153,247)
Funds to an affiliated company	(9,616)	(13,711)	(13,355)
Acquisition of intangible assets	(101)	—	—
Proceeds from sale of property and equipment and other long-term assets	2,640	1,377	9,235
Placement of bank deposits with original maturities over three months	—	(60,152)	(24,823)
Withdrawals of bank deposits with original maturities over three months	—	60,152	34,675

Net cash used in investing activities	(209,789)	(90,922)	(147,515)

Cash flows from financing activities:
Principal payments on long-term debt	(850,000)	(558,466)	(400,000)
Payments of deferred financing costs	(25,411)	(9,913)	—
Net proceeds from (payments for) issuance of shares	499,222	(5,063)	405,152
Proceeds from long-term debt	1,000,000	383,466	—

Net cash provided by (used in) financing activities	623,811	(189,976)	5,152

Effect of exchange rate on cash, cash equivalents and restricted cash	1,530	2,061	(2,519)

Increase (decrease) in cash, cash equivalents and restricted cash	248,127	(50,333)	(5,364)
Cash, cash equivalents and restricted cash at beginning of year	327,232	377,565	382,929

Cash, cash equivalents and restricted cash at end of year	$575,359	$327,232	$377,565

STUDIO CITY INTERNATIONAL HOLDINGS LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
 - continued
(In thousands of U.S. dollars)

	Year Ended December 31,
	2020	2019	2018
Supplemental cash flow disclosures:
Cash paid for interest, net of amounts capitalized	$(81,488)	$(112,544)	$(155,153)
Cash paid for amounts included in the measurement of lease liabilities - operating cash flows from operating leases	$(735)	$(1,032)	$—
Change in operating lease right-of-use assets and lease liabilities arising from lease modification	$3,213	$(187)	$—
Change in accrued expenses and other current liabilities and other long-term liabilities related to acquisition of property and equipment	$61,024	$20,728	$10,316
Change in amounts due from/to affiliated companies related to acquisition of property and equipment and other long-term assets	$9,464	$18,521	$19,320
Change in amounts due to affiliated companies related to acquisition of intangible assets	$3,938	$—	$—
Offering expenses capitalized for the issuance of shares included in accrued expenses and other current liabilities	$445	$—	$5,943

The accompanying notes are an integral part of these consolidated financial statements.

STUDIO CITY INTERNATIONAL HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except share and per share data)

1.	ORGANIZATION AND BUSINESS

(a)	Company Information
Studio City International Holdings Limited (“Studio City International”) was redomiciled by way of continuation as an exempted company incorporated with limited liability in the Cayman Islands in connection with the Organizational Transactions as described below. On October 22, 2018, Studio City International completed an initial public offering of 28,750,000 American depositary shares (“ADSs”), representing 115,000,000 Class A ordinary shares with par value of $0.0001 per share, and listed its ADSs on the New York Stock Exchange under the symbol “MSC” in the United States of America (the “Offering”).
Studio City International together with its subsidiaries (collectively referred to as the “Company”) currently operates the non-gaming operations
of Studio City, a cinematically-themed integrated resort in Cotai, Macau Special Administrative Region of the People’s Republic of China (“Macau”), and provides gaming related services to Melco Resorts (Macau) Limited (“Melco Resorts Macau”), a subsidiary of Melco Resorts & Entertainment Limited (“Melco”), which holds the gaming subconcession in Macau, for the operations of the gaming area at Studio City (“Studio City Casino”). Melco’s ADSs are listed on the Nasdaq Global Select Market in the United States of America.
Immediately prior to the Organizational Transactions as described below, Studio City International was 60% held directly by MCO Cotai Investments Limited (“MCO Cotai”), a subsidiary of Melco, and 40% held directly by New Cotai, LLC (“New Cotai”), a private company organized in the United States of America. As of December 31, 2020 and 2019, Melco International Development Limited (“Melco International”), a company listed in the Hong Kong Special Administrative Region of the People’s Republic of China (“Hong Kong”), is the single largest shareholder of Melco.
Organizational Transactions
Prior to the completion of the Offering, the Company underwent a series of organizational transactions (the “Organizational Transactions”), all of which were completed in October 2018, pursuant to, among others, an implementation agreement entered into among MCO Cotai, Melco, New Cotai, MSC Cotai Limited (“MSC Cotai”), a subsidiary of Studio City International, and Studio City International. The Organizational Transactions included, among other things, the following: (i) Studio City International contributed substantially all of its assets and liabilities to MSC Cotai in exchange for newly-issued ordinary shares of MSC Cotai; (ii) Studio City International authorized two classes of ordinary shares, the Class A ordinary shares and the Class B ordinary shares, in each case with a par value of $0.0001 each; (iii) the 60% equity interest in Studio City International held directly by MCO Cotai prior to the Organizational Transactions was reclassified into 108,767,640 Class A ordinary shares; (iv) the 40% equity interest in Studio City International held directly by New Cotai prior to the Organizational Transactions was exchanged for 72,511,760 Class B ordinary shares, which have only voting and no economic rights and, through its Class B ordinary shares, New Cotai has voting rights in Studio City International which controls MSC Cotai; (v) New Cotai has a non-voting,
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

STUDIO CITY INTERNATIONAL HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands of U.S. dollars, except share and per share data)

1.	ORGANIZATION AND BUSINESS - continued

(a)	Company Information - continued
Organizational Transactions
 - continued

or winding up of Studio City International or to otherwise share in its profits and surplus assets. Immediately prior to the Offering, the Participation Interest entitled New Cotai to receive from MSC Cotai an amount equal to 66 2/3% of the amount of any distribution, dividend or other consideration paid by MSC Cotai to Studio City International, subject to adjustments, exceptions and conditions as set out in the Participation Agreement (the “MSC Cotai’s Distribution”). The 66 2/3% represented the equivalent of New Cotai’s 40% interest in Studio City International prior to the Organizational Transactions. The Participation Agreement also provides that New Cotai is entitled to exchange all or a portion of its Participation Interest for a number of Class A ordinary shares subject to adjustments, exceptions and conditions as set out in the Participation Agreement and a proportionate number of Class B ordinary shares will be deemed surrendered and automatically canceled for no consideration as set out in the Participation Agreement when New Cotai exchanges all or a portion of the Participation Interest for Class A ordinary shares.
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
capital.
Private Placements
During July and August 2020, Studio City International announced and completed a series of private offers (the “Private Placements”) of its
72,185,488
Class A ordinary shares and
14,087,299
ADSs
(
representing
56,349,196
Class A ordinary shares
)
to certain existing shareholders and holders of its ADSs, including Melco, which resulted in an adjustment to the carrying amount of the Participation Interest with a corresponding decrease in the Company’s additional paid-in
capital.
As of December 31, 2020 and 2019, the Participation Interest entitled New Cotai to receive from MSC Cotai an amount equal to approximately 19.6% and 30.0% of the MSC Cotai’s Distribution, respectively.

(b)	Recent Developments Related to COVID-19 and Other Business Developments
In connection with the outbreak of the coronavirus
(COVID-19)
in the first quarter of 2020, travel restrictions, temporary business closures and other prohibitions have been imposed by the People’s Republic of China (“PRC”), Macau and other countries or regions throughout the world. Additionally, health-related precautionary measures have been imposed and remain in place at Studio City which have significantly disrupted its casino and resort operations.
On February 5, 2020, the Studio City’s casino operations were suspended for a
15-day
period and resumed operations only on a reduced basis on February 20, 2020 with limited visitations from Hong

STUDIO CITY INTERNATIONAL HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands of U.S. dollars, except share and per share data)

1.	ORGANIZATION AND BUSINESS - continued

(b)	Recent Developments Related to COVID-19 and Other Business Developments - continued

Kong, Taiwan and certain regions of the PRC among other countries. In March 2020, the governments in Macau, Hong Kong and certain provinces in the PRC, including

Guangdong, imposed further entry bans, restrictions and quarantine requirements on nearly all visitors traveling to and from Macau.
Commencing from July 15, 2020, certain travelers entering Guangdong from Macau were no longer subject to mandatory quarantine, while from August 12, 2020, those entering the
PRC from Macau were generally no longer subject to mandatory quarantine
s
. On August 26, 2020, the Chinese authorities resumed the issuance of Individual Visit Scheme (“IVS”) visas for Guangdong residents, while the nationwide resumption of IVS visa issuance
s
commenced on September 23, 2020. On December 21, 2020, the Macau government announced that
,
generally, individuals who have been to countries and regions other than the
PRC and Taiwan in the p
r
eceding 21 days are required to undergo a mandatory
21-day
quarantine upon entry into Macau from
the
PRC, Taiwan or Hong Kong. Foreigners continue to be unable to enter Macau, except if they have been in the
PRC in the preceding 21 days and are eligible for an exemption application. Despite these developments, the Company’s operations continue to be impacted by significant travel bans, restrictions, and quarantine requirements imposed by the governments in Macau, Hong Kong and certain provinces in the PRC
on visitors traveling to and from Macau, and such bans, restrictions and requirements have been, and may continue to be, modified by the relevant authorities from time to time as
COVID-19
developments unfold.
The
COVID-19
outbreak has also impacted
 on
the construction
 sch
edules
 of the remaining
development
project
at
 Studio City. The Company currently expects additional time will be needed to complete the construction of the project.
The
COVID-19
outbreak and the related events have also caused severe disruptions to the Company’s resort tenants and other business partners, which may increase the risk of these entities defaulting on their contractual obligations with the Company.
The disruptions to the Company’s business had material adverse effects on its financial condition and operations for the year ended December 31, 2020. As the disruptions are ongoing, such adverse effects have continued beyond the
2020
year and the Company is unable to reasonably estimate the financial impact to its future results of operations, cash flows and financial condition due to uncertainties surrounding the business recovery from such disruptions, successful development of safe and effective vaccines and treatment of COVID-19, travel restrictions, customer sentiment and other events related to the
COVID-19
outbreak.
As of December 31, 2020, the Company had cash and cash equivalents of $575,215 and available borrowing capacity under the 2016 SC Revolving Credit Facility (as described in Note 10) of HK$233,000,000 (equivalent to $30,054), subject to the satisfaction of certain conditions precedent.
The Company has taken various mitigating measures to manage through the current
COVID-19
outbreak challenges, such as implementing cost reduction programs to minimize cash outflow
s
for
non-essential
items, rationalizing the Company’s capital expenditure programs with deferrals and reductions, refinancing existing borrowing
s
and raising additional capital through the Private Placements and new senior note offering
s
.
The Company believes it will be able to support continuing operations and capital expenditures for
at least twelve months from the date of these consolidated financial statements.

STUDIO CITY INTERNATIONAL HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands of U.S. dollars, except share and per share data)

1.	ORGANIZATION AND BUSINESS - continued

(b)	Recent Developments Related to COVID-19 and Other Business Developments - continued

In January 2019, Melco Resorts Macau informed the Company that it would cease VIP rolling chip operations at the Studio City Casino on January 15, 2020. In January 2020, Melco Resorts Macau agreed to continue the VIP rolling chip operations at the Studio City Casino until January 15, 2021, and in December 2020, it further agreed to continue VIP rolling chip operations at Studio City Casino until December 31, 2021, subject to early termination with 30 days’ prior notice by either the Company or Melco Resorts Macau.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of Presentation and Principles of Consolidation
On May 11, 2007, one of the Studio City International’s subsidiaries and Melco Resorts Macau entered into a services and right to use agreement, as amended on June 15, 2012, together with related agreements (together, the “Services and Right to Use Arrangements”). Under these arrangements, Melco Resorts Macau deducts gaming taxes and the costs of operation of Studio City Casino. The Company receives the residual gross gaming revenues and recognizes these amounts as revenues from provision of gaming related services.
In December 2015, certain of the Studio City International’s subsidiaries entered into a master services agreement and related work agreements (collectively, the “Management and Shared Services Arrangements”) with certain of Melco’s subsidiaries with respect to services provided to and from Studio City.
Under the Management and Shared Services Arrangements, certain of the corporate and administrative functions as well as operational activities of the Company are administered by staff employed by certain Melco’s subsidiaries, including senior management services, centralized corporate functions and operational and venue support services. Payment arrangements for the services are provided for in the individual work agreements and may vary depending on the services provided. Corporate services are charged at pre-negotiated
rates, subject to a base fee and cap. Senior management service fees and staff costs on operational services are allocated to the Company based on percentages of efforts on the services provided to the Company. Other costs in relation to shared office equipment are allocated based on a percentage of usage.
The Company believes the costs incurred under the Services and Right to Use Arrangements and the allocation methods under the Management and Shared Services Arrangements are reasonable and the accompanying consolidated financial statements reflect the Company’s cost of doing business. However, such allocations may not be indicative of the actual expenses the Company would have incurred had it operated as an independent company for the periods presented. Details of the services and related charges are disclosed in Note 19.
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

STUDIO CITY INTERNATIONAL HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands of U.S. dollars, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(b)	Use of Estimates
The preparation of the accompanying consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities, revenues and expenses and related disclosures of contingent assets and liabilities. These estimates and judgments are based on historical information, information that is currently available to the Company and on various other assumptions that the Company believes to be reasonable under the circumstances. Accordingly, actual results could differ from those estimates.

(c)	Fair Value of Financial Instruments
Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e. the “exit price”) in an orderly transaction between market participants at the measurement date. The Company estimated the fair values using appropriate valuation methodologies and market information available as of the balance sheet date
.

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
Accounts receivable, including hotel and other receivables, are typically non-interest
bearing and are recorded at
 amortized
cost. Accounts are written off when management deems it is probable the receivables are uncollectible. Recoveries of accounts previously written off are recorded when received. An estimated allowance for credit losses is maintained to reduce the Company’s receivables to their carrying amounts, which reflects the net amount the Company expects to collect. The allowance is estimated based on specific reviews of customer accounts with a balance over a specified dollar amount, based upon the age of the account, the customer’
s
financial condition as well as management’s experience with collection trends of
 the
customers
, current economic and business conditions, and management’s expectations of future economic and business conditions and forecasts.
Management believes that as of December 31, 2020 and 2019, no significant concentrations of credit risk existed for which an allowance had not already been recorded.

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
During the construction and development stage of Studio City, direct and incremental costs related to the design and construction, including costs under the construction contracts, duties and tariffs, equipment installation, shipping costs, payroll and payroll-benefit related costs, applicable portions of interest, including amortization of deferred financing costs, are capitalized in property and equipment. The capitalization of such costs begins when the construction and development of a project starts and ceases once the construction is substantially completed or development activity is substantially suspended.
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
Interest, including amortization of deferred financing costs, associated with major development and construction projects is capitalized and included in the cost of the projects. The capitalization of interest ceases when the project is substantially completed or the development activity is substantially suspended
. The amount to be capitalized is determined by applying the weighted average interest rate of the Company’s outstanding borrowings to the average amount of accumulated qualifying capital expenditures for assets under construction during the year. Total interest expenses incurred amounted to $
115,697
, $
132,291
and $
160,508
, of which $
10,898
,
nil
and
nil
were capitalized during the years ended December
31
,
2020
,
2019
and
2018
, respectively.

(k)	Intangible Assets
Intangible assets are amortized over their useful lives unless their lives are determined to be indefinite in which case they are not amortized. Intangible assets are carried at cost, less accumulated amortization. The Company’s intangible assets consist of internal-use software, a finite-lived intangible asset. Finite-lived intangible assets are amortized over the shorter of their contractual terms or estimated useful lives.
Costs incurred to develop software for internal use are capitalized and amortized over the estimated useful lives of the software of 3 years on a straight-line basis. The capitalization of such costs begins during the application development stage of the software project and ceases once the software project is substantially complete and ready for its intended use. Costs of specified upgrades and enhancements to the internal-use software are capitalized, while costs associated with preliminary project stage activities, training, maintenance and all other post-implementation stage activities are expensed as incurred.

(l)	Impairment of Long-lived Assets
The Company evaluates the long-lived assets with finite lives to be held and used for impairment whenever indicators of impairment exist. The Company then compares the estimated future cash flows of the assets, on an undiscounted basis, to the carrying values of the assets.
 Estimating future cash flows of the assets involves significant assumptions, including future revenue growth rates and gross margin.
If the undiscounted cash flows exceed the carrying values, no impairments are indicated. If the undiscounted cash flows do not exceed the carrying values, then an impairment charge is recorded based on the fair values of the assets, typically measured using a discounted cash flow model. If an asset is still under development, future cash flows include remaining construction costs.
During the year ended December 31, 2020,
 an
impairment loss of $3,769
was recognized, mainly due to reconfigurations and renovations at Studio City, and included in property charges and other in the accompanying consolidated statements of operations. As a result of the COVID-19 pandemic as disclosed in Note 1(b), the Company evaluated its long-lived assets for recoverability as of December 31, 2020 and concluded no impairment existed at that date as the estimated undiscounted future cash flows exceeded their carrying values
. No impairment loss
e
s were
 recognized during the years ended December 31, 2019 and 2018.

(m)	Deferred Financing Costs
Direct and incremental costs incurred in obtaining loans or in connection with the issuance of long-term
debt are capitalized and amortized to interest expenses over the terms of the related debt

STUDIO CITY INTERNATIONAL HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands of U.S. dollars, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(m)	Deferred Financing Costs - continued

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

(n)	Land Use Right
Land use right represents the upfront land premium paid for the use of land held under operating lease, which is recorded at cost less accumulated amortization. Amortization is provided over the estimated term of the land use right of 40 years on a straight-line basis.

(o)	Leases
On January 1, 2019, the Company adopted the guidance on leases under the accounting standards update (as subsequently amended) issued in February 2016 by the Financial Accounting Standards Board (“FASB”), which amends various aspects of existing accounting guidance for leases, using the modified retrospective method without restating comparative information.
The Company elected the package of practical expedients, which allows the Company not to reassess (1) whether any expired or existing contracts as of the adoption date are or contain a lease, (2) lease classification for any expired or existing leases as of the adoption date; and (3) initial direct costs for any existing leases as of the adoption date. As a result of adoption, the Company recognized $14,745 of operating lease right-of-use
assets and $14,745 of operating lease liabilities as of January 1, 2019. The adoption of this guidance did not have a material impact on net income or cash flows.
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

STUDIO CITY INTERNATIONAL HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands of U.S. dollars, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(p)	Revenue Recognition
On January 1, 2018, the Company adopted the guidance under the accounting standards update (as subsequently amended) issued in May 2014 by the FASB, which outlined a single comprehensive model for entities to use in accounting for revenues arising from contracts with customers and superseded most current revenue recognition guidance, including industry-specific guidance (“New Revenue Standard”), using the modified retrospective method. The cumulative effect of the adoption of this guidance did not have a material impact on the accumulated losses as of January 1, 2018. In addition, the adoption of this guidance did not have a material impact on net loss, comprehensive loss, basic and diluted net loss attributable to Studio City International Holdings Limited per Class A ordinary share amounts for the year ended December 31, 2018 and net assets as of December 31, 2018.
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
Contract and Contract-Related Liabilities
In providing goods and services to its customers, there may be a timing difference between cash receipts from customers and recognition of revenues, resulting in a contract or contract-related liability. The Company’s primary type of liabilities related to contracts with customers is advance deposits on rooms and advance ticket sales which represent cash received in advance for goods or services yet to be provided. These amounts are included in accrued expenses and other current liabilities on the accompanying consolidated balance sheets and will be recognized as revenues when the goods or services are provided or the events are held. Decreases in this balance generally represent the

STUDIO CITY INTERNATIONAL HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands of U.S. dollars, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(p)	Revenue Recognition - continued
Contract and Contract-Related Liabilities
 - continued

recognition of revenues and increases in the balance represent additional deposits made by customers. The deposits are expected to primarily be recognized as revenues within one year. Advance customer deposits and ticket sales of $2,403 as of December 31, 2020 decreased by $1,543 from the balance of $3,946 as of December 31, 2019. Advance customer deposits and ticket sales of $3,946 as of December 31, 2019 decreased by $434 from the balance of $4,380 as of December 31, 2018.

(q)	Pre-opening Costs
Pre-opening
costs represent personnel, marketing and other costs incurred prior to the opening of new or start-up
operations and are expensed as incurred. During the years ended December 31, 2020, 2019 and 2018, the Company incurred pre-opening
costs in connection with the development and other
one-off
activities related to the marketing of new facilities and operations of Studio City.

(r)	Advertising and Promotional Costs
The Company expenses advertising and promotional costs the first time the advertising takes place or as incurred. Advertising and promotional costs included in the accompanying consolidated statements of operations were $4,607, $22,177 and $28,009 for the years ended December 31, 2020, 2019 and 2018, respectively.

(s)	Foreign Currency Transactions and Translations
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

(t)	Comprehensive (Loss) Income and Accumulated Other Comprehensive (Loss) Income
Comprehensive (loss) income includes net (loss) income and other non-shareholder
changes in equity, or other comprehensive (loss) income and is reported in the accompanying consolidated statements of comprehensive (loss) income.
As of December 31, 2020 and 2019, the Company’s accumulated other comprehensive (loss) income consisted solely of foreign currency translation adjustments, net of tax and participation interest.

(u)	Income Tax
The Company is subject to income taxes in Macau and Hong Kong where it operates.

STUDIO CITY INTERNATIONAL HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands of U.S. dollars, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(u)	Income Tax - continued

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

(v)	Net (L oss ) Income Attributable to Studio City International Holdings Limited Per Class A Ordinary Share
Basic net (loss) income attributable to Studio City International Holdings Limited per Class A ordinary share is calculated by dividing the net (loss) income attributable to Studio City International Holdings Limited by the weighted average number of Class A ordinary shares outstanding during the year.
Diluted net (loss) income attributable to Studio City International Holdings Limited per Class A ordinary share is calculated by dividing the net (loss) income attributable to Studio City International Holdings Limited by the weighted average number of Class A ordinary shares outstanding during the year adjusted to include the number of additional Class A ordinary shares that would have been outstanding if potential dilutive securities had been issued and the if-converted
method is applied for the potential dilutive effect of the exchange of Class B ordinary share for the proportionate number of Class A ordinary share. During the years ended December 31, 2019 and 2018, there were no potentially dilutive securities issued or outstanding.
Basic and diluted net (loss) income attributable to Studio City International Holdings Limited per Class A ordinary share does not include Class B ordinary share as such share do not participate in the (loss) income of Studio City International. As a result, Class B ordinary shares are not considered participating securities and are not included in the weighted average number of shares outstanding for purposes of computing net (loss) income attributable to Studio City International Holdings Limited per share. For the calculation of net loss attributable to Studio City International Holdings Limited per Class A ordinary share for the year ended December 31, 2018 for which a portion of the period preceded the Offering, Studio City International has retrospectively presented net loss attributable to Studio City International Holdings Limited per Class A ordinary share and the share capital as if the Organizational Transactions had occurred at the beginning of
2018
. Such retrospective presentation reflects the redesignation of the then issued 18,127.94 ordinary shares of $1 par value each into 181,279,400 Class A ordinary shares of $0.0001 par value each.
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
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands of U.S. dollars, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued
(v)	Net (Loss) Income Attributable to Studio City International Holdings Limited Per Class A Ordinary Share - continued

The weighted average number of Class A ordinary shares used in the calculation of basic and diluted net (loss) income attributable to Studio City International Holdings Limited per Class A ordinary share consisted of the following:

	Year Ended December 31,
	2020	2019	2018
Weighted average number of Class A ordinary shares outstanding used in the calculation of basic net (loss) income attributable to Studio City International Holdings Limited per Class A ordinary share	294,837,092	241,818,016	191,533,455
Incremental weighted average number of Class A ordinary shares from assumed exchange of Class B ordinary shares to Class A ordinary shares under the if-converted method	72,511,760	—	—

Weighted average number of Class A ordinary shares outstanding used in the calculation of diluted net (loss) income attributable to Studio City International Holdings Limited per Class A ordinary share	367,348,852	241,818,016	191,533,455

Anti-dilutive Class A ordinary shares under the if-converted method excluded from the calculation of diluted net (loss) income attributable to Studio City International Holdings Limited per Class A ordinary share	—	72,511,760	14,303,690

(w)	Recent Changes in Accounting Standards
Newly Adopted Accounting Pronouncement
s
In June 2016, the FASB issued an accounting standards update which replaces the incurred loss impairment methodology in current U.S. GAAP with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. The guidance is applied using a modified retrospective approach through a cumulative-effect adjustment to retained earnings as of the effective date. The Company adopted this new guidance on January 1, 2020 and this adoption did not have a material impact on it
s consolidated financial statements.
In August 2018, the FASB issued an accounting standards update which aligns the requirements for capitalizing implementation costs incurred in a hosting arrangement that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use
software (and hosting arrangements that include an
internal-use
software license). The accounting for the service element of a hosting arrangement that is a service contract is not affected by this new guidance. The guidance is applied prospectively. The Company adopted this new guidance on January 1, 2020 and this adoption did not have a material impact on
it
s consolidated financial statements.

STUDIO CITY INTERNATIONAL HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands of U.S. dollars, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(w)	Recent Changes in Accounting Standards - continued
Recent Accounting Pronouncement Not Yet Adopted
In December 2019, the FASB issued an accounting standards update which simplifies the accounting for income taxes by eliminating certain exceptions to the guidance in Accounting Standards Codification 740,
Income Taxes
, in order to reduce cost and complexity of its application. This guidance is effective for interim and fiscal years beginning after December 15, 2020, with early adoption permitted. The Company is currently evaluating the impact of the adoption of this guidance on its consolidated financial statements.

3.	CASH, CASH EQUIVALENTS AND RESTRICTED CASH
Cash, cash equivalents and restricted cash reported within the accompanying consolidated statements of cash flows consisted of the following:

	December 31,
	2020	2019
Cash and cash equivalents	$575,215	$299,367
Current portion of restricted cash	13	27,735
Non-current portion of restricted cash	131	130

Total cash, cash equivalents and restricted cash	$575,359	$327,232

4.	ACCOUNTS RECEIVABLE, NET
Components of accounts receivable, net are as follows:

	December 31,
	2020	2019
Hotel	$106	$1,104
Other	1,027	1,258

Sub-total	1,133	2,362
Less: allowances for credit losses	(976)	(965)

	$157	$1,397

The Company’s allowances for credit losses as of December 31, 2020 and 2019 were primarily related to receivables for entertainment business.

STUDIO CITY INTERNATIONAL HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands of U.S. dollars, except share and per share data)

4.	ACCOUNTS RECEIVABLE, NET - continued

Movement in the allowances for credit losses are as follows:

	Year Ended December 31,
	2020	2019	2018
Balance at beginning of year	$965	$960	$588
Provision for credit losses	6	—	376
Effect of exchange rate	5	5	(4)

Balance at end of year	$976	$965	$960

5.	PROPERTY AND EQUIPMENT, NET

	December 31,
	2020	2019
Cost
Buildings	$2,328,832	$2,320,265
Furniture, fixtures and equipment	196,428	199,098
Leasehold improvements	126,538	109,834
Motor vehicles	2,615	2,602
Construction in progress	256,225	80,732

Sub-total	2,910,638	2,712,531
Less: accumulated depreciation and amortization	(729,741)	(605,074)

Property and equipment, net	$2,180,897	$2,107,457

As of December 31, 2020 and 2019, construction in progress
,
in relation to Studio City
,
included interest capitalized in accordance with applicable accounting standards and other direct incidental costs capitalized which, in the aggregate, amounted to $32,497 and $11,676, respectively.

6.	INTANGIBLE ASSETS, NET
As of December 31, 2020, intangible assets comprised the carrying amounts of internal-use
software, finite-lived intangible asset
s
, of $4,005.
The cost and the accumulated amortization of
internal-use
software amounted to $4,038 and $33 as of December 31, 2020. The amortization expense
s
of
internal-use
software recognized for the year ended December 31, 2020 were $33.
As of December 31, 2020, the estimated future amortization expenses of internal-use
software are as follows:

Year ending December 31,
2021	$1,346
2022	1,346
2023	1,313

$4,005

STUDIO CITY INTERNATIONAL HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands of U.S. dollars, except share and per share data)

7.	LONG-TERM PREPAYMENTS, DEPOSITS AND OTHER ASSETS
Long-term prepayments, deposits and other assets consisted of the following:

	December 31,
	2020	2019
Other long-term assets	$106,268	$103,699
Less: accumulated amortization	(80,170)	(67,845)

Other long-term assets, net	26,098	35,854
Long-term prepayments	48,469	—
Advance payments and deposits for acquisition of property and equipment	30,928	14,217
Other deposits and other	11,620	4,517
Deferred financing costs, net	440	885
Other long-term receivables	—	1,614

Long-term prepayments, deposits and other assets	$117,555	$57,087

During the year ended December 31, 2020, the Company has made additional provision for credit losses, primarily related to other long-term receivables for mall operations, of $903 which was written off during the year ended December 31, 2020.

8.	LAND USE RIGHT, NET

	December 31,
	2020	2019
Cost	$179,091	$178,258
Less: accumulated amortization	(62,982)	(59,370)

Land use right, net	$116,109	$118,888

9.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	December 31,
	2020	2019
Property and equipment payables	$49,161	$25,386
Interest expenses payable	45,737	22,053
Operating expense and other accruals and liabilities	20,650	30,273
Advance customer deposits and ticket sales	2,403	3,946
Operating lease liabilities	995	895

	$118,946	$82,553

STUDIO CITY INTERNATIONAL HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands of U.S. dollars, except share and per share data)

10.	LONG-TERM DEBT, NET
Long-term debt, net consisted of the following:

	December 31,
	2020	2019
Senior Notes (a)
2019 7.250% Studio City Notes, due 2024 (net of unamortized deferred financing costs of $6,165 and $7,829, respectively)	$593,835	$592,171
2020 6.000% SC Notes, due 2025 (net of unamortized deferred financing costs of $4,566)	495,434	—
2020 6.500% SC Notes, due 2028 (net of unamortized deferred financing costs of $4,738)	495,262	—
2016 7.250% SC Secured Notes, due 2021 (net of unamortized deferred financing costs of $7,211)	—	842,789

Credit Facilities (b)
2016 Studio City Credit Facilities (1)	129	128

	$1,584,660	$1,435,088

Note
(1)
As of December 31, 2020 and 2019, the unamortized deferred financing costs related to the 2016 SC Revolving Credit Facility of the 2016 Studio City Credit Facilities of $440 and $885 are included in long-term prepayments, deposits and other assets in the accompanying consolidated balance sheets, respectively.

(a)	Senior Notes
2019 7.250% Studio City Notes
On February 11, 2019, Studio City Finance Limited (“Studio City Finance”), a subsidiary of Studio City International, issued $600,000 in aggregate principal amount of 7.250% senior notes which would have been
due
 on
February 11, 2024 at

an issue price of

100
%

of the principal amount

(
the “2019 7.250% Studio City Notes”). The interest on the 2019 7.250% Studio City Notes was
accrued at a rate of
7.250
% per annum, payable semi-annually in arrears on February 11 and August 11 of each year,
and
commenced on August 11, 2019. The 2019 7.250% Studio City Notes
we
re general obligations of Studio City Finance, rank
ed
equally in right of payment to all existing and future senior indebtedness of Studio City Finance, rank ed
senior in right of payment to any existing and future subordinated indebtedness of Studio City Finance and we
re effectively subordinated to all of Studio City Finance’s existing and future secured indebtedness to the extent of the value of the property and assets securing such indebtedness.
The net proceeds from the offering of the 2019 7.250% Studio City Notes were used to partially fund the conditional tender offer and the remaining outstanding balance with accrued interest
of the previous senior notes of Studio City Finance
in March
 2019

and with the remaining amount used for general corporate purposes.

STUDIO CITY INTERNATIONAL HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands of U.S. dollars, except share and per share data)

10.	LONG-TERM DEBT, NET - continued

(a)	Senior Notes - continued
2019 7.250% Studio City Notes
 - continued

As of February 17, 2021, no amount of the 2019 7.250% Studio City Notes remained outstanding following the conditional tender offer in January 2021 as disclosed in Note 21(b) and the redemption of the remaining outstanding amount in February 2021 as disclosed in Note 21(c).
All of the existing subsidiaries of Studio City Finance and any other future restricted subsidiaries that provide
d
guarantees of certain specified indebtedness (including the 2016 Studio City Credit Facilities as described below
) (the “2019 7.250% Studio City Notes Guarantors”) jointly, severally and unconditionally guarantee
d
the 2019 7.250% Studio City Notes on a senior basis (the “2019 7.250% Studio City Notes Guarantees”). The 2019 7.250% Studio City Notes Guarantees
 were
general obligations of the 2019 7.250% Studio City Notes Guarantors, rank ed
equally in right of payment to all existing and future senior indebtedness of the 2019 7.250% Studio City Notes Guarantors and rank ed
senior in right of payment to any existing and future subordinated indebtedness of the 2019 7.250% Studio City Notes Guarantors. The 2019 7.250% Studio City Notes Guarantees
we
re effectively subordinated to the 2019 7.250% Studio City Notes Guarantors’ obligations under all existing and any future secured indebtedness to the extent of the value of such property and assets securing such indebtedness.
At any time prior to February 11, 2021, Studio City Finance ha
d
 the options i) to redeem all or a portion of the 2019 7.250% Studio City Notes at a “make-whole” redemption price; and ii) to redeem up to 35% of the 2019 7.250% Studio City Notes with the net cash proceeds of certain equity offerings at a fixed redemption price. Thereafter, Studio City Finance ha
d
 the option to redeem all or a portion of the 2019 7.250% Studio City Notes at any time at fixed redemption prices that decline ratably over time. Further, under certain circumstances and subject to certain exceptions as more fully described in the indenture governing the 2019 7.250% Studio City Notes, Studio City Finance also ha
d
 the option to redeem in whole, but not in part the 2019 7.250% Studio City Notes at fixed redemption prices. In certain events that relate
d
to the gaming subconcession of Melco Resorts Macau and subject to certain exceptions as more fully described in the indenture governing the 2019 7.250% Studio City Notes, each holder of the 2019 7.250% Studio City Notes w ould
 have the right to require Studio City Finance to repurchase all or any part of such holder’s 2019 7.250% Studio City Notes at a fixed redemption price.
The indenture governing the 2019 7.250% Studio City Notes contain ed
 certain covenants that, subject to certain exceptions and conditions, limit ed
 the ability of Studio City Finance and its restricted subsidiaries to, among other things: (i) incur or guarantee additional indebtedness; (ii) make specified restricted payments; (iii) issue or sell capital stock; (iv) sell assets; (v) create liens; (vi) enter into agreements that restrict the restricted subsidiaries’ ability to pay dividends, transfer assets or make intercompany loans; (vii) enter into transactions with shareholders or affiliates; and (viii) effect a consolidation or merger. The indenture governing the 2019 7.250% Studio City Notes also contain
ed
 conditions and events of default customary for such financings.
There
we
re provisions under the indenture governing the 2019 7.250% Studio City Notes that limit ed
or prohibit
ed
certain payments of dividends and other distributions by Studio City Finance and its restricted subsidiaries to companies or persons who we
re not Studio City Finance or restricted subsidiaries of Studio City Finance, subject to certain exceptions and conditions. As of December 31, 2020, the net assets of Studio City Finance and its restricted subsidiaries of approximately $1,288,000 were restricted from being distributed under the terms of the 2019 7.250% Studio City Notes.

STUDIO CITY INTERNATIONAL HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands of U.S. dollars, except share and per share data)

10.	LONG-TERM DEBT, NET - continued

(a)	Senior Notes - continued

2020 Studio City Notes
On July 15, 2020, Studio City Finance issued $500,000 in aggregate principal amount of 6.000% senior notes due July 15, 2025 at an issue price of
100%
 of the
principal amount
 (the “2020 6.000% SC Notes”) and $500,000 in aggregate principal amount of 6.500% senior notes due January 15, 2028 at an issue price of

100
%
of the principal amount
(t
he “2020 6.500% SC Notes” and together with 2020 6.000% SC Notes, the “2020 Studio City Notes”). The interest on the 2020 6.000% SC Notes and 2020 6.500% SC Notes is accrued at a rate of
6.000
% and
6.500
% per annum, respectively, payable semi-annually in arrears on January 15 and July 15 of each year,
and
commenced
on January 15, 2021. The 2020 Studio City Notes are general obligations of Studio City Finance, rank equally in right of payment to all existing and future senior indebtedness of Studio City Finance, rank senior in right of payment to any existing and future subordinated indebtedness of Studio City Finance and are effectively subordinated to all of Studio City Finance’s existing and future secured indebtedness to the extent of the value of the property and assets securing such indebtedness.
The net proceeds from the offering of the 2020 Studio City Notes were partially used to redeem in full the 2016 7.250% SC Secured Notes (as described below) with accrued interest and redemption premium in August 2020 and with the remaining amount used for the capital expenditures of the remaining developmen
t
project
at
Studio City.
All of the existing subsidiaries of Studio City Finance and any other future restricted subsidiaries that provide guarantees of certain specified indebtedness (including the 2016 Studio City Credit Facilities) (the “2020 Studio City Notes Guarantors”) jointly, severally and unconditionally guarantee the 2020 Studio City Notes on a senior basis (the “2020 Studio City Notes Guarantees”). The 2020 Studio City Notes Guarantees are general obligations of the 2020 Studio City Notes Guarantors, rank equally in right of payment to all existing and future senior indebtedness of the 2020 Studio City Notes Guarantors and rank senior in right of payment to any existing and future subordinated indebtedness of the 2020 Studio City Notes Guarantors. The 2020 Studio City Notes Guarantees are effectively subordinated to the 2020 Studio City Notes Guarantors’ obligations under all existing and any future secured indebtedness to the extent of the value of such property and assets securing such indebtedness.
At any time prior to July 15, 2022, Studio City Finance has the options i) to redeem all or a portion of the 2020 6.000% SC Notes at a “make-whole” redemption price; and ii) to redeem up to 35% of the 2020 6.000% SC Notes with the net cash proceeds of certain equity offerings at a fixed redemption price. Thereafter, Studio City Finance has the option to redeem all or a portion of the 2020 6.000% SC Notes at any time at fixed redemption prices that decline ratably over time. At any time prior to July 15, 2023, Studio City Finance has the options i) to redeem all or a portion of the 2020 6.500% SC Notes at a “make-whole” redemption price; and ii) to redeem up to 35% of the 2020 6.500% SC Notes with the net cash proceeds of certain equity offerings at a fixed redemption price. Thereafter, Studio City Finance has the option to redeem all or a portion of the 2020 6.500% SC Notes at any time at fixed redemption prices that decline ratably over time. Further, under certain circumstances and subject to certain exceptions as more fully described in the indenture governing the 2020 Studio City Notes, Studio City Finance also has the option to redeem in whole, but not in part the 2020 Studio City Notes at fixed redemption prices. In certain events that relate to the gaming subconcession of Melco Resorts Macau and subject to certain exceptions as more fully described in the indenture governing the 2020 Studio City Notes, each holder of the 2020 Studio City Notes

STUDIO CITY INTERNATIONAL HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands of U.S. dollars, except share and per share data)

10.	LONG-TERM DEBT, NET - continued

(a)	Senior Notes - continued
2020 Studio City Notes
 - continued

will have the right to require Studio City Finance to repurchase all or any part of such holder’s 2020 Studio City Notes at a fixed redemption price.
The indenture governing the 2020 Studio City Notes contains certain covenants that, subject to certain exceptions and conditions, limit the ability of Studio City Finance and its restricted subsidiaries to, among other things: (i) incur or guarantee additional indebtedness; (ii) make specified restricted payments; (iii) issue or sell capital stock; (iv) sell assets; (v) create liens; (vi) enter into agreements that restrict the restricted subsidiaries’ ability to pay dividends, transfer assets or make intercompany loans; (vii) enter into transactions with shareholders or affiliates; and (viii) effect a consolidation or merger. The indenture governing the 2020 Studio City Notes also contains conditions and events of default customary for such financings.
There are provisions under t
h
e indenture governing the 2020 Studio City Notes that limit or prohibit certain payments of dividends and other distributions by Studio City Finance and its restricted subsidiaries to companies or persons who are not Studio City Finance or restricted subsidiaries of Studio City Finance, subject to certain exceptions and conditions. As of December 31, 2020, the net assets of Studio City Finance and its restricted subsidiaries of approximately $1,288,000 were restricted from being distributed under the terms of the 2020 Studio City Notes.
2016 7.250% SC Secured Notes
On November 30, 2016, Studio City Company Limited (“Studio City Company”), a subsidiary of Studio City International, issued $
850,000
in aggregate principal amount of 7.250% senior secured notes due
November 30, 2021
 at
 a
n issue price of

100
%
of the principal amount
(the “2016 7.250% SC Secured Notes”). The net proceeds from the offering of the 2016 7.250% SC Secured Notes were used to partially repay the Studio City Borrower’s prior senior secured credit facilities (as described below).
The interest on the 2016 7.250% SC Secured Notes was accrued at a rate of 7.250% per annum
 a
nd was
 payable semi-annually in arrears. On August 14, 2020, Studio City Company used a portion of the net proceeds from the offering of the 2020 Studio City Notes to redeem in full the 2016 7.250% SC Secured Notes, together with accrued interest and redemption premium. In connection with the redemption of the 2016 7.250% SC Secured Notes, the Company recorded a loss on extinguishment of debt of $18,716 during the year ended December 31, 2020.

(b)	Credit Facilities
2016 Studio City Credit Facilities
On November 30, 2016, Studio City Company (the “Studio City Borrower”) amended and restated the Studio City Borrower’s prior senior secured credit facilities agreement from 10,855,880,000 Hong Kong dollars (“HK$”) (equivalent to $1,395,357) to a HK$234,000,000 (equivalent to $30,077) senior secured credit facilities agreement (the “2016 Studio City Credit Facilities”), comprising a HK$1,000,000 (equivalent to $129) term loan facility (the “2016 SC Term Loan Facility”) and a HK$233,000,000 (equivalent to $29,948) revolving credit facility (the “2016 SC Revolving Credit Facility”). As of December 31, 2020, the outstanding principal amount of the
2016
SC Term Loan Facility and the 2016 SC Revolving Credit Facility were HK$1,000,000 (equivalent to $129) and nil, respectively, and the available borrowing capacity under the 2016 SC Revolving Credit Facility was HK$233,000,000 (equivalent to $30,054).

STUDIO CITY INTERNATIONAL HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands of U.S. dollars, except share and per share data)

10.	LONG-TERM DEBT, NET - continued

(b)	Credit Facilities - continued
2016 Studio City Credit Facilities
 - continued

The 2016 SC Term Loan Facility and the 2016 SC Revolving Credit Facility
which would have
matured
 on November 30, 2021
 were extended to January 15, 2028 as dis
closed in Note 21
(d)
. The 2016 SC Term Loan Facility has to be repaid at maturity with no interim amortization payments. The 2016 SC Revolving Credit Facility is available up to the date that is one month prior to the 2016 SC Revolving Credit Facility’s maturity date. The 2016 SC Term Loan Facility is collateralized by cash of HK$1,012,500 (equivalent to $131). The Studio City Borrower is subject to mandatory prepayment requirements in respect of various amounts of the 2016 SC Revolving Credit Facility as specified in the 2016 Studio City Credit Facilities; in the event of the disposal of all or substantially all of the business and assets of the Studio City borrowing group which includes the Studio City Borrower and certain of its subsidiaries as defined under the 2016 Studio City Credit Facilities (the “2016 Studio City Borrowing Group”), the 2016 Studio City Credit Facilities are required to be repaid in full. In the event of a change of control, the Studio City Borrower may be required, at the election of any lender under the 2016 Studio City Credit Facilities, to repay such lender in full (other than the principal amount of the 2016 SC Term Loan Facility).
The indebtedness under the 2016 Studio City Credit Facilities is guaranteed by Studio City Investments Limited (“Studio City Investments”), the shareholder of Studio City Company, and its subsidiaries (other than the Studio City Borrower). Security for the 2016 Studio City Credit Facilities includes a first-priority mortgage over any rights under the land concession contract of Studio City and an assignment of certain leases or rights to use agreements; as well as other customary security. The 2016 Studio City Credit Facilities contain certain affirmative and negative covenants customary for such financings. Certain specified bank accounts of Melco Resorts Macau are pledged under 2016 Studio City Credit Facilities and related finance documents. The 2016 Studio City Credit Facilities are secured by substantially all of the material assets of Studio City Investments and its subsidiaries.
The 2016 Studio City Credit Facilities contain certain covenants that, subject to certain exceptions and conditions, limit the ability of Studio City Company, Studio City Investments and their respective restricted subsidiaries to, among other things: (i) incur or guarantee additional indebtedness and issue certain preferred stock; (ii) make specified restricted payments and investments; (iii) prepay or redeem subordinated debt or equity; (iv) issue or sell capital stock; (v) transfer, lease or sell assets; (vi) create or incur certain liens; (vii) impair the security interests in the collateral; (viii) enter into agreements that restrict the restricted subsidiaries’ ability to pay dividends, transfer assets or make intercompany loans; (ix) change the nature of the business of the relevant group; (x) enter into transactions with shareholders or affiliates; and (xi) effect a consolidation or merger. The 2016 Studio City Credit Facilities also contain conditions and events of default customary for such financings.
There are provisions that limit certain payments of dividends and other distributions by the 2016 Studio City Borrowing Group to companies or persons who are not members of the 2016 Studio City Borrowing Group. As of December 31, 2020, the net assets of Studio City Investments and its restricted subsidiaries of approximately $1,192,000 were restricted from being distributed under the terms of the 2016 Studio City Credit Facilities.
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
2016 Studio City Credit Facilities
 - continued

obligated to pay a commitment fee on the undrawn amount of the 2016 SC Revolving Credit Facility and recognized loan commitment fees of $421, $416 and $419 during the years ended December 31, 2020, 2019 and 2018, respectively.
(c)	Borrowing Rates and Scheduled Maturities of Long-term Debt
During the years ended December 31, 2020, 2019 and 2018, the Company’s average borrowing rates were approximately 6.98%, 7.05% and 7.50% per annum, respectively.
Scheduled maturities of the long-term debt (excluding unamortized deferred financing costs) as of December 31, 2020 are as follows:

Year end i n g December 31,
2021	$—
2022	—
2023	—
2024	600,000
2025	500,000
Over 2025	500,129

$1,600,129

11.	LEASES
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
The components of operating lease cost
s
are as follows:

	Year Ended December 31,
	2020	2019
Amortization of land use right	$3,333	$3,300
Operating lease cost s	1,108	1,409
Short-term lease cost s	405	1,049

Total operating lease cost s	$4,846	$5,758

STUDIO CITY INTERNATIONAL HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands of U.S. dollars, except share and per share data)

11.	LEASES - continued
Lessee Arrangements
 - continued

Other information related to lease term and discount rate of operating leases is as follows:

	December 31,
	2020	2019
Weighted average remaining lease term	34.9 years	35.9 years
Weighted average discount rate	5.25%	7.01%
Maturities of operating lease liabilities as of December 31, 2020 are as fo
l
lows:

Year ending December 31,
2021	$1,017
2022	1,135
2023	1,135
2024	1,135
2025	1,135
Over 2025	33,820

Total future minimum lease payments	39,377
Less: amount representing interest	(21,245)

Present value of future minimum lease payments	18,132
Current portion	(995)

Non-current portion	$17,137

Lessor Arrangements
The Company is the lessor under
non-cancellable
operating leases mainly for mall spaces in Studio City with various retailers that expire at various dates through August 2028. Certain of the operating leases include minimum base fees with contingent fee clauses based on percentage
s
of turnover.
During the year ended December 31, 2020, the Company earned minimum operating lease income of $12,064 and contingent operating lease income of $(1,254). Total lease income was reduced by $3,913 as a result of the rent concessions and uncollectible lease income
related to the effects of the
COVID-19
pandemic. During the years ended December 31, 2019 and 2018, the Company earned minimum operating lease income of $150 and $7,428 and contingent operating lease income of $8,077 and $9,301, respectively.

STUDIO CITY INTERNATIONAL HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands of U.S. dollars, except share and per share data)

11.	LEASES - continued
Lessor Arrangements
 - continued

Future minimum fees, excluding the contingent fees to be received under non-cance
l
lable
operating leases as of December 31, 2020 were as follows:

Year ending December 31,
2021	$8,579
2022	7,090
2023	2,407
2024	1,882
2025	1,408
Over 2025	2,532

$23,898

12.	FAIR VALUE MEASUREMENTS
Authoritative literature provides a fair value hierarchy, which prioritizes the input to valuation techniques used to measure fair value
s
into three broad levels. The level in the hierarchy within which the fair value measurement
s
in its entirety is based upon the lowest level of input that is significant to the fair value measurement as follows:

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

The carrying values of cash and cash equivalents and restricted cash approximated fair value and were classified as level 1 in the fair value hierarchy. The carrying values of long-term deposits
, other
long-term

rece
ivables
 and other long-term liabilities approximated fair value and were classified as level 2 in the fair value hierarchy.
The estimated fair value of long-term debt as of December 31, 2020 and 2019 were approximately $1,693,260 and $1,505,673, respectively, as compared to its carrying value, excluding unamortized deferred financing costs, of $1,600,129 and $1,450,128, respectively. Fair values were estimated using quoted market prices and were classified as level 1 in the fair value hierarchy for the 2019 7.250% Studio City Notes, the 2020 Studio City Notes and the 2016 7.250% SC Secured Notes. Fair value for the 2016 Studio City Credit Facilities approximated the carrying value as the instrument carried variable interest rates that approximated the market rates and was classified as level 2 in the fair value hierarchy.

STUDIO CITY INTERNATIONAL HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands of U.S. dollars, except share and per share data)

12.	FAIR VALUE MEASUREMENTS - continued

As of December 31, 2020 and 2019, the Company did not have any non-financial
assets or liabilities that were recognized or disclosed at fair value in the accompanying consolidated financial statements.

13.	CAPITAL STRUCTURE
Immediately prior to the Organizational Transactions, Studio City International’s authorized share ca
p
ital was 200,000 shares of $1 par value per share and 18,127.94 ordinary shares were issued and fully paid.
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
On October 22, 2018, Studio City International completed the Offering of 28,750,000 ADSs
,
 representing 115,000,000 Class A ordinary shares, and together with the concurrent private placement of 800,376 Class A ordinary shares to Melco International to effect an assured entitlement distribution, a total of 115,800,376 Class A ordinary shares were issued with gross proceeds amounting to $361,876 and offering expenses of $16,573.
On November 19, 2018, pursuant to the full exercise by the underwriters of the over-allotment option, Studio City International issued an additional 4,312,500 ADSs, representing 17,250,000 Class A ordinary shares with gross proceeds amounting to $53,906.

During July
 and

August 2020
, Studio City International
announced and
completed the Private Placements of
72,185,488
Class A ordinary shares and
14,087,299
ADSs
 (
representing
56,349,196
Class A ordinary shares
)
to certain existing shareholders and holders of its ADSs, including Melco, with gross proceeds amounting to $
500,000
and offering expenses of $
1,052
.

STUDIO CITY INTERNATIONAL HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands of U.S. dollars, except share and per share data)

13.	CAPITAL STRUCTURE - continued

As of December 31, 2020 and 2019, Studio City International had 370,352,700 and 241,818,016 Class A ordinary shares and 72,511,760 and 72,511,760 Class B ordinary shares issued and outstanding, respectively.
For the preparation of the accompanying consolidated financial statements, Studio City International has retrospectively presented the share capital as if the Organizational Transactions had occurred at the beginning of
2018
. Such retrospective presentation reflects the redesignation of the then issued 18,127.94 ordinary shares of $1 par value each into 181,279,400 Class A ordinary shares of $0.0001 par value each. Further information is included in Note 2(v).

14.	INCOME TAXES
(Loss) income before income tax consisted of:

	Year Ended December 31,
	2020	2019	2018
Macau operations	$(278,388)	$181,579	$137,918
Hong Kong and other jurisdictions operations	(127,715)	(137,548)	(158,119)

(Loss) income before income tax	$(406,103)	$44,031	$(20,201)

The income tax (credit) expense consisted of:

	Year Ended December 31,
	2020	2019	2018
Under provision of income taxes in prior years:
Macau Complementary Tax	$—	$—	$86

Income tax (credit) expense - deferred:
Macau Complementary Tax	(1,011)	402	458

Total income tax (credit) expense	$(1,011)	$402	$544

STUDIO CITY INTERNATIONAL HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands of U.S. dollars, except share and per share data)

14.	INCOME TAXES - continued

A reconciliation of the income tax (credit) expense from (loss) income before income tax per the accompanying consolidated statements of operations is as follows:

	Year Ended December 31,
	2020	2019	2018

(Loss) income before income tax	$(406,103)	$44,031	$(20,201)
Macau Complementary Tax rate	12%	12%	12%
Income tax (credit) expense at Macau Complementary Tax rate	(48,732)	5,284	(2,424)
Effect of different tax rates of subsidiaries operating in other jurisdictions	(2,995)	—	—
Under provision in prior years	—	—	86
Effect of income for which no income tax expense is payable	(295)	—	(177)
Effect of expenses for which no income tax benefit is receivable	19,724	17,438	20,001
Effect of profits exempted from Macau Complementary Tax	—	(42,203)	(35,698)
Effect of tax losses that cannot be carried forward	10,768	—	—
Changes in valuation allowances	7,361	5,017	(1,456)
Expired tax losses	13,158	14,866	20,212

Income tax (credit) expense	$(1,011)	$402	$544

Studio City International and certain of its subsidiaries are exempt from tax in the Cayman Islands or British Virgin Islands (“BVI”), where they are incorporated, while
 one of these subsidiaries incorporated in BVI
is
subject to Hong Kong Profits Tax on income derived from Hong Kong during the years ended December 31, 2020 and 2019. The remaining subsidiaries of Studio City International incorporated in Macau and Hong Kong are subject to Macau Complementary Tax and Hong Kong Profits Tax, respectively, during the years ended December 31, 2020, 2019 and 2018.
Macau Complementary Tax and Hong Kong Profits Tax have been provided at

12
% and
16.5
% on the estimated taxable income earned in or

derived from Macau and Hong Kong, respectively, during the years ended December
31
,
2020
,
2019
and
2018
, if applicable.
Pursuant to the approval notice issued by the Macau government in January 2017, one of Studio City International’s subsidiaries in Macau was granted an extension of the Macau Complementary Tax exemption on profits generated from income received from Melco Resorts Macau under the Services and Right to Use Arrangements for an additional five years from 2017 to 2021, to the extent that such income is derived from Studio City gaming operations and has been subject to gaming tax. The non-gaming
profits and dividend distributions of such subsidiary to its shareholders continue to be subject to Macau Complementary Tax.
During the year ended December 31, 2020, the
subsidiary of Studio City International
did not have any profits generated from income received from Melco Resorts Macau under the Services and Right to Use Arrangements
.
During the years ended December 31, 2019 and 2018, had the
subsidiary of
Studio City International
 not received the income tax exemption on profits generated from income received from Melco Resorts Macau under the Services and Right to Use Arrangements, the Company’s

consolidated net

incom
e

attributable to Studio City International Holdings Limited for the year ended December 31, 2019 would have been decreased by $32,467 and diluted net income attributable to Studio City International Holdings Limited per Class A ordinary share would have been decreased by $0.134 per share, and the Company’s

STUDIO CITY INTERNATIONAL HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands of U.S. dollars, except share and per share data)

14.	INCOME TAXES - continued

consolidated net loss attributable to Studio City International Holdings Limited for the year ended December 31, 2018 would have been increased by $33,835 and diluted net loss attributable to Studio City International Holdings Limited per Class A ordinary share would have been increased by $0.177 per share.
The effective tax rates for the years ended December 31, 2020, 2019 and 2018 were 0.2%, 0.9% and (2.7)%, respectively. Such rates differ from the statutory Macau Complementary Tax rate of 12% primarily due to the effect of expenses for which no income tax benefit is receivable, the effect of expired tax losses and the effect of changes in valuation allowances for the relevant years together with the effect of tax losses that cannot be carried forward for the year ended December 31, 2020 and the effect of profits exempted from Macau Complementary Tax for the years ended December 31, 2019 and 2018.
The net deferred tax liabilities as of Dec
e
mber 31, 2020 and 2019 consisted of the following:

	December 31,
	2020	2019
Deferred tax assets
Net operating losses carried forward	$49,448	$45,658
Depreciation and amortization	27,004	18,166
Lease liabilities	2,176	1,754
Others	207	—

Sub-total	78,835	65,578

Valuation allowances	(75,867)	(63,869)

Total deferred tax assets	2,968	1,709

Deferred tax liabilities
Right-of-use assets	(2,086)	(1,709)
Unrealized capital allowances	(1,330)	(1,453)

Total deferred tax liabilities	(3,416)	(3,162)

Deferred tax liabilities, net	$(448)	$(1,453)

As of December 31, 2020 and 2019, valuation allowances of $75,867 and $63,869 were provided, respectively, as management believes it is more likely than not that these deferred tax assets will not be realized. As of December 31, 2020, adjusted operating tax losses carr ied
 forward, amounting to $135,869, $131,364 and $144,836 will expire in 2021, 2022 and 2023, respectively. Adjusted operating tax losses carried forward of $109,654 expired during the year ended December 31, 2020.
Deferred tax, where applicable, is provided under the asset and liability method at the enacted statutory income tax rate of the respective tax jurisdictions, applicable to the respective financial years, on the difference between the consolidated financial statements carrying amounts and income tax base of assets and liabilities.
Undistributed earnings of a foreign subsidiary of Studio City International available for distribution to Studio City International of approximately $892,924 and $982,864 as at December 31, 2020 and 2019, respectively, are considered to be indefinitely reinvested. Accordingly, no provision has been made for the dividend withholding taxes that would be payable upon the distribution of those amounts to Studio City International. If those earnings were to be distributed or they were determined to be no longer permanently

STUDIO CITY INTERNATIONAL HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands of U.S. dollars, except share and per share data)

14.	INCOME TAXES - continued

reinvested, Studio City International would have to record a deferred income tax liability in respect of those undistributed earnings of approximately $107,151 and $117,944 as at December 31, 2020 and 2019, respectively.
The Company concluded that there were no significant uncertain tax positions requiring recognition in the accompanying consolidated financial statements for the years ended December 31, 2020, 2019 and 2018 and there are no material unrecognized tax benefits which would favorably affect the effective income tax rates in future periods. As of December 31, 2020 and 2019, there were no interest and penalties related to uncertain tax positions recognized in the accompanying consolidated financial statements. The Company does not anticipate any significant increases or decreases in unrecognized tax benefits within the next twelve months.
Income tax returns of Studio City International’s subsidiaries remain open and subject to examination by the tax authorities of Macau and Hong Kong until the statute of limitations expire in each corresponding jurisdiction. The statute of limitations in Macau and Hong Kong are five years and six years, respectively.

15.	SHARE-BASED COMPENSATION
In January 2021, Melco approved the grant of restricted shares under a share incentive plan adopted by Melco in 2011 (“Melco Share Incentive Plan”) to the eligible management personnel of Melco in lieu of the 2020 bonus for their services performed during 2020. The grant vested immediately on the grant date on March 31, 2021 and the grant date fair value was determined with reference to the closing price of Melco’s ADS trading on the Nasdaq Global Select Market on the date of grant.
In accordance with the applicable accounting standards, the share-based compensation expenses related to this grant of restricted shares under Melco Share Incentive Plan to the eligible management personnel of Melco, to the extent of services received by the Company, were recognized in the accompanying consolidated statements of operations with a corresponding increase in amounts due to affiliated companies as the amounts were charged to the Company by Melco’s subsidiaries under the Management and Shared Services Arrangements.
The share-based compensation expenses for the Company were recognized as follows:

Year Ended
December 31, 2020
Share-based compensation expenses	$1,200
Less: share-based compensation expenses capitalized in construction in progress	(409)

Share-based compensation expenses recognized in general and administrative expenses	$791

16.	EMPLOYEE BENEFIT PLANS
The Company provides defined contribution plans for its employees in Macau. Certain executive officers of the Company are members of defined contribution plan in Hong Kong operated by Melco. During the years ended December 31, 2020, 2019 and 2018, the Company’s contributions into these plans were $28, $(20) and $(324), respectively.

STUDIO CITY INTERNATIONAL HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands of U.S. dollars, except share and per share data)

17.	DISTRIBUTION OF PROFITS
All subsidiaries of Studio City International incorporated in Macau are required to set aside a minimum of 25% of the entity’s profit after tax to the legal reserve until the balance of the legal reserve reaches a level equivalent to 50% of the entity’s share capital in accordance with the provisions of the Macau Commercial Code. The legal reserve sets aside an amount from the subsidiaries’ statements of operations and is not available for distribution to the shareholders of the subsidiaries. The appropriation of the legal reserve is recorded in the subsidiaries’ financial statements in the year in which it is approved by the board of directors of the relevant subsidiaries. As of December 31, 2020 and 2019, the balance of the reserve amounted to $6 and $6, respectively.
The Company’s borrowings, subject to certain exceptions and conditions, contain certain restrictions on paying dividends and other distributions, as defined in the respective indentures governing the relevant senior notes and the credit facility agreement, details of which are disclosed in Note 10 under each of the respective borrowings.
During the years ended December 31, 2020, 2019 and 2018, Studio City International did not declare or pay any cash dividends on the ordinary shares. No dividends have been proposed since the end of the reporting period.

18.	COMMITMENTS AND CONTINGENCIES

(a)	Capital and Other Commitments
As of December 31, 2020, the Company had capital commitments contracted for but not incurred for the construction and acquisition of property and equipment for Studio City totaling $498,490.

In accordance with the Studio City land concession and the extension granted by the Macau government in November 2019, the land on which Studio City is located must be fully developed by May 31, 2022.

(b)	Guarantee
Except as disclosed in Note 10, the Company has made the following significant guarantee as of December 31, 2020:
Trade Credit Facility
In October 2013, one of the Studio City International’s subsidiaries entered into a trade credit facility agreement for HK$200,000,000 (equivalent to $25,797) (“Trade Credit Facility”) with a bank to meet certain payment obligations of the Studio City project. The Trade Credit Facility which matured on August 31, 2019 was further extended to August 31, 2021, and is guaranteed by Studio City Company. As of December 31, 2020, approximately $645 of the Trade Credit Facility had been utilized.

(c)	Litigation
As of December 31, 2020, the Company was a party to certain legal proceedings which relate to matters arising out of the ordinary course of its business. Management believes that the outcome of such proceedings have no material impacts on the Company’s consolidated financial statements as a whole.

STUDIO CITY INTERNATIONAL HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands of U.S. dollars, except share and per share data)

19.	RELATED PARTY TRANSACTIONS
During the years ended December 31, 2020, 2019 and 2018, the C
o
mpany entered into the following significant related party transactions:

		Year Ended December 31,
Related companies	Nature of transactions	2020	2019	2018

Transactions with affiliated companies

Melco and its subsidiaries	Revenues (services provided by the Company):
	Provision of gaming related services	$(42,682)	$393,512	$339,924
	Rooms and food and beverage (1)	30,468	92,584	89,862
	Services fee (2)	26,151	39,470	39,126
	Entertainment (1)	25	7,685	1,191

	Costs and expenses (services provided to the Company):
	Staff costs recharges (3)(4)	65,515	89,273	92,214
	Corporate services (5)	32,354	34,519	33,256
	Other services	14,118	16,117	12,498
	Staff costs capitalized in construction in progress (4)	10,949	7,864	3,617
	Purchases of goods and services	151	523	310

	Sale and purchase of assets:
	Sale of property and equipment and other long-term assets	2,692	1,323	9,112
	Transfer-in of other long-term assets	7,206	17,516	15,246
	Purchases of intangible assets	3,938	—	—

A joint venture and a subsidiary of MECOM Power and Construction Limited (“MECOM”) (6)	Costs and expenses (services provided to the Company):
	Consultancy fee	—	3,096	2,878

	Purchase of assets:
	Construction and renovation work performed and recognized as property and equipment	—	4,328	3,741
Notes
(1)
These revenues primarily represented the standalone selling prices (upon the adoption of the New Revenue Standard) of the complimentary services (including rooms, food and beverage and entertainment services) provided to Studio City Casino’s gaming patrons and charged to Melco Resorts Macau. For the years ended December 31, 2020, 2019 and 2018, the related party rooms and food and beverage revenues and entertainment revenues aggregated to $30,493, $100,269 and $91,053, respectively, of which $27,090, $87,005 and $81,267 related to Studio City Casino’s gaming patrons and $3,403, $13,264 and $9,786 related to non-Studio
City Casino’s gaming patrons, respectively.

(2)
Services provided by the Company to Melco and its subsidiaries mainly include, but are not limited to, certain shared administrative services and shuttle bus transportation services provided to Studio City Casino.

STUDIO CITY INTERNATIONAL HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands of U.S. dollars, except share and per share data)

19.	RELATED PARTY TRANSACTIONS - continued

(3)
Staff costs are recharged by Melco and its subsidiaries for staff who are solely dedicated to Studio City to carry out activities, including food and beverage management, retail management, hotel management, entertainment projects, mall development and sales and marketing activities and staff costs for certain shared administrative services.

(4)	These staff costs included share-based compensation expenses.
(5)
Corporate services are provided to the Company by Melco and its subsidiaries. These services include, but are not limited to, general corporate services and senior executive management services for operational purposes.

(6)
A company in which Mr. Lawrence Yau Lung Ho, Studio City International’s director, had beneficial interest of approximately 20% until December 10, 2019, the date on which Mr. Lawrence Yau Lung Ho disposed his entire beneficial interest in MECOM. The amount in 2019 represents the transactions with a joint venture and a subsidiary of MECOM during the period from January 1, 2019 to December 10, 2019.

(a)	Amounts Due from Affiliated Companies
The outstanding balances as of December 31, 2020 and 2019 are receivables from Melco’s subsidiaries mainly arising from operating income or prepayment of operating expenses, and are unsecured, non-interest
bearing and repayable on demand.

(b)	Amounts Due to Affiliated Companies
The outstanding balances as of December 31, 2020 and 2019 are payables to Melco and its subsidiaries mainly arising from operating expenses, and are unsecured, non-interest
bearing and repayable on demand.

20.	SEGMENT INFORMATION
The Company’s principal operating activities are engaged in the hospitality business and provision of gaming related services in Macau. The Company monitors its operations and evaluates its earnings by reviewing the assets and operations of Studio City as one operating segment. Accordingly, the Company does not present separate segment information. As of December 31, 2020 and 2019, the Company operated in one geographical area, Macau, where it derives its revenues and its long-lived assets are located.

21.	SUBSEQUENT EVENTS

(a)
In December 2020, Melco Resorts Macau further agreed to continue VIP rolling chip operations at the Studio City Casino until December 2021, subject to early termination with 30 day’s prior notice by either the Company or Melco Resorts Macau.

(b)
On January 4, 2021, Studio City Finance initiated a conditional tender offer (the “Conditional Tender Offer”) to purchase for cash any and all of the outstanding 2019 7.250% Studio City Notes with accrued interest. The Conditional Tender Offer was conditional upon, among other things, Studio City Finance raising sufficient funding from the completion of one or more financing transactions, together with cash on hand, to fund the purchase of validly tendered notes. The Conditional Tender Offer expired on January 11, 2021 with $347,056 aggregate principal amount of the 2019 7.250% Studio City Notes tendered.

(c)
On January 14, 2021, Studio City Finance issued $750,000 in aggregate principal amount of 5.000% senior notes due

January 15,
2029  at

an issue price of
100
%

of the principal amount
(the “
2021
5.000
% Studio City Notes”). The net proceeds from the offering of the
2021
5.000
% Studio City Notes were used to fund the Conditional Tender Offer and, on
February 17, 2021
, redeem the
2019
7.250
% Studio

STUDIO CITY INTERNATIONAL HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands of U.S. dollars, except share and per share data)

21.	SUBSEQUENT EVENTS - continued

City Notes in aggregate principal amount of $252,944
which remained outstanding following the completion of the Conditional Tender Offer, together with accrued interest.

The remaining proceeds will be used to partially fund the capital expenditures of the remaining development
project at Studio City and for general corporate purposes.
All of the existing subsidiaries of Studio City Finance and any other future restricted subsidiaries as defined in the
2021
5.000
% Studio City Notes are guarantors to guarantee the indebtedness under the
2021
5.000
% Studio City Notes
.

(d)
On March 15, 2021, Studio City Company amended the terms of the 2016 Studio City Credit Facilities, including the extension of the maturity date for the 2016 SC Term Loan Facility and the 2016 SC Revolving Credit Facility from November 30, 2021 to January 15, 2028 (the “Extended Maturity Date”). The 2016 SC Term Loan Facility shall be repaid at the Extended Maturity Date with no interim amortization payments. The 2016 SC Revolving Credit Facility is available up to the date that is one month prior to the 2016 SC Revolving Credit Facility’s Extended Maturity Date. Changes have also been made to the covenants in order to align them with those of certain other financings at Studio City Finance, including amending the threshold sizes and measurement dates of the covenants. Accordingly, the outstanding principal amount of the 2016 SC Term Loan Facility, and the related deferred financing costs and restricted cash as of December 31, 2020 were classified as non-current liabilities or assets in the accompanying consolidated balance sheets.

STUDIO CITY INTERNATIONAL HOLDINGS LIMITED
ADDITIONAL INFORMATION - FINANCIAL STATEMENT SCHEDULE 1
FINANCIAL INFORMATION OF PARENT COMPANY
CONDENSED BALANCE SHEETS
(In thousands of U.S. dollars, except share and per share data)

	December 31,
	2020	2019
ASSETS

Current assets:
Cash and cash equivalents	$11	$908
Amount due from a subsidiary	—	5

Total current assets	11	913

Investments in subsidiaries	1,061,037	891,367

Total assets	$1,061,048	$892,280

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Accrued expenses and other current liabilities	$445	$880
Amounts due to subsidiaries	616	32

Total current liabilities	1,061	912

Total liabilities	1,061	912

Shareholders’ equity:
Class A ordinary shares, par value $0.0001; 1,927,488,240 shares authorized; 370,352,700 a nd 241,818,016 shares issued and outstanding, respectively	37	24
Class B ordinary shares, par value $0.0001; 72,511,760 shares authorized; 72,511,760 shares issued and outstanding	7	7
Additional paid-in capital	2,134,227	1,655,602
Accumulated other comprehensive income	11,876	269
Accumulated losses	(1,086,160)	(764,534)

Total shareholders’ equity	1,059,987	891,368

Total liabilities and shareholders’ equity	$1,061,048	$892,280

STUDIO CITY INTERNATIONAL HOLDINGS LIMITED
ADDITIONAL INFORMATION - FINANCIAL STATEMENT SCHEDULE 1
FINANCIAL INFORMATION OF PARENT COMPANY
CONDENSED STATEMENTS OF OPERATIONS
(In thousands of U.S. dollars)

	Year Ended December 31,
	2020	2019	2018
Operating revenue	$—	$—	$—

Operating costs and expenses:
General and administrative	—	—	(133)

Total operating costs and expenses	—	—	(133)

Operating loss	—	—	(133)

Non-operating income (expenses):
Interest income	—	—	102
Foreign exchange gains, net	1	1	616
Share of results of subsidiaries	(321,627)	33,563	(22,183)

Total non-operating income (expenses), net	(321,626)	33,564	(21,465)

(Loss) income before income tax	(321,626)	33,564	(21,598)
Income tax expense	—	—	—

Net (loss) income	$(321,626)	$33,564	$(21,598)

STUDIO CITY INTERNATIONAL HOLDINGS LIMITED
ADDITIONAL INFORMATION - FINANCIAL STATEMENT SCHEDULE 1
FINANCIAL INFORMATION OF PARENT COMPANY
CONDENSED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME
(In thousands of U.S. dollars)

	Year Ended December 31,
	2020	2019	2018
Net (loss) income	$(321,626)	$33,564	$(21,598)
Other comprehensive income (loss):
Foreign currency translation adjustments, before and after tax	11,607	14,332	(14,551)

Other comprehensive income (loss)	11,607	14,332	(14,551)

Total comprehensive (loss) income	$(310,019)	$47,896	$(36,149)

STUDIO CITY INTERNATIONAL HOLDINGS LIMITED
ADDITIONAL INFORMATION - FINANCIAL STATEMENT SCHEDULE 1
FINANCIAL INFORMATION OF PARENT COMPANY
CONDENSED STATEMENTS OF CASH FLOWS
(In thousands of U.S. dollars)

	Year Ended December 31,
	2020	2019	2018
Cash flows from operating activities:
Net cash (used in) provided by operating activities	$(119)	$1	$(2,346)

Cash flows from investing activities:
Advances to subsidiaries	(500,000)	—	(423,553)
Withdrawal of a bank deposit with an original maturity over three months	—	—	5,000

Net cash used in investing activities	(500,000)	—	(418,553)

Cash flow from a financing activity:
Net proceeds from (payments for) issuance of shares	499,222	(5,063)	405,152

Cash provided by (used in) a financing activity	499,222	(5,063)	405,152

Decrease in cash, cash equivalent and restricted cash	(897)	(5,062)	(15,747)
Cash, cash equivalents and restricted cash at beginning of year	908	5,970	21,717

Cash and cash equivalents at end of year	$11	$908	$5,970

Supplemental cash flow disclosure:
Offering expenses capitalized for the issuance of shares included in accrued expenses and other current liabilities	$445	$—	$5,943

STUDIO CITY INTERNATIONAL HOLDINGS LIMITED
ADDITIONAL INFORMATION - FINANCIAL STATEMENT SCHEDULE 1
FINANCIAL INFORMATION OF PARENT COMPANY
NOTES TO CONDENSED FINANCIAL STATEMENT SCHEDULE 1
(In thousands of U.S. dollars)

1.
Schedule 1 has been provided pursuant to the requirements of Rule
12-04(a)
and
4-08(e)(3)
of Regulation
S-X,
which require condensed financial information as to financial position, cash flows and results and operations of a parent company as of the same dates and for the same periods for which audited consolidated financial statements have been presented when the restricted net assets of the consolidated and unconsolidated subsidiaries together exceed 25 percent of consolidated net assets as of the
end of the most recently completed fiscal year. As of December 31, 2020, approximately $1,288,000 of the restricted net assets were not available for distribution and
,
as such, the condensed financial information of Studio City International has been presented for the years ended December 31, 2020, 2019 and 2018. Studio City International did not receive any cash dividend from its subsidiary during the years ended December 31, 2020, 2019 and 2018.

2.	Basis of Presentation
The accompanying condensed financial information has been prepared using the same accounting policies as set out in Studio City International’s consolidated financial statements except that the parent company has used the
equity method to account for its investments in subsidiaries.