Form 20-F
period 2021-12-31
STUDIO CITY INTERNATIONAL HOLDINGS Ltd
filed 2022-03-31
CIK 1713334

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2021
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
38th Floor, The Centrium, 60 Wyndham Street, Central, Hong Kong
(Address of principal executive offices)
Company Secretary, Tel +852 2598 3600, Fax +852 2537 3618
38th Floor, The Centrium, 60 Wyndham Street, Central, Hong Kong
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
370,352,700 Class A ordinary shares and 72,511,760 Class B ordinary shares outstanding as of December 31, 2021
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule
 405 of the Securities Act.

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

•
“2019 Studio City Company Notes” refers to the US$350.0 million aggregate principal amount of 5.875% senior secured notes due 2019 issued by Studio City Company on November 30, 2016 and as to which no amount remains outstanding following the repayment in full upon maturity in November 2019;

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

•
“2021 Studio City Company Notes” refers to the US$850.0 million aggregate principal amount of 7.250% senior secured notes due 2021 issued by Studio City Company on November 30, 2016 and as to which no amount remains outstanding following the redemption of all remaining outstanding amounts in August 2020;

•
“2021 Studio City Senior Secured Credit Facility” refers to the facility agreement dated November 23, 2016 with, among others, Bank of China Limited, Macau Branch, to amend, restate and extend the 2018 Project Facility to provide for senior secured credit facilities in an aggregate amount of HK$234.0 million, which consist of a HK$233.0 million (approximately US$29.9 million) revolving credit facility and a HK$1.0 million (approximately US$128,000) term loan facility, and which has been amended, restated and extended by the 2028 Studio City Senior Secured Credit Facility;

•
“2024 Notes” refers to the 7.25% senior notes due 2024 in an aggregate principal amount of US$600,000,000 issued by Studio City Finance on February 11, 2019 and as to which no amount remains outstanding following the redemption of all remaining outstanding amounts in February 2021;

•	“2024 Notes Tender Offer” refers to the conditional tender offer by Studio City Finance to purchase for cash any and all of the outstanding 2024 Notes, which commenced and settled in January 2021;

•	“2025 Notes” refers to the 6.00% senior notes due 2025 in an aggregate principal amount of US$500,000,000 issued by Studio City Finance on July 15, 2020;

•	“2027 Notes” refers to the 7.00% senior secured notes due 2027 in an aggregate principal amount of US$350,000,000 issued by Studio City Company on February 16, 2022;

•	“2028 Notes” refers to the 6.50% senior notes due 2028 in an aggregate principal amount of US$500,000,000 issued by Studio City Finance on July 15, 2020;

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

•
“2029 Notes” refers to the 5.00% senior notes due 2029 in an aggregate principal amount of US$1,100,000,000 issued by Studio City Finance, of which US$750,000,000 was issued on January 14, 2021 (the “First 2029 Notes”) and US$350,000,000 was issued on May 20, 2021 (the “Additional 2029 Notes”);

•	“ADSs” refers to our American depositary shares, each of which represents four Class A ordinary shares;

•	“Altira Macau” refers to an integrated resort located in Taipa, Macau;

•	“board” and “board of directors” refer to the board of directors of our Company or a duly constituted committee thereof;

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

•	“MOP” or “Pataca(s)” refers to the legal currency of Macau;

•	“MSC Cotai” refers to our subsidiary, MSC Cotai Limited, which is a company incorporated in the British Virgin Islands with limited liability;

•	“New Cotai” refers to New Cotai, LLC, a Delaware limited liability company;

•	“Renminbi” and “RMB” refer to the legal currency of the PRC;

•	“Studio City” refers to a cinematically-themed integrated resort in Cotai, an area of reclaimed land located between the islands of Taipa and Coloane in Macau;

•	“Studio City Casino” refers to the gaming areas being operated within Studio City;

•	“Studio City Company” refers to our subsidiary, Studio City Company Limited, which is a company incorporated in the British Virgin Islands with limited liability;

•	“Studio City Developments” refers to our subsidiary, Studio City Developments Limited, a Macau company;

•	“Studio City Entertainment” refers to our subsidiary, Studio City Entertainment Limited, a Macau company;

•	“Studio City Finance” refers to our subsidiary, Studio City Finance Limited, which is a company incorporated in the British Virgin Islands with limited liability;

•	“Studio City Hotels” refers to our subsidiary, Studio City Hotels Limited, a Macau company;

•	“Studio City Investments” refers to our subsidiary, Studio City Investments Limited, which is a company incorporated in the British Virgin Islands with limited liability;

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
This annual report on
Form 20-F
includes our audited consolidated financial statements for the years ended December 31, 2021, 2020 and 2019 and as of December 31, 2021 and 2020.
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

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
This annual report on
Form 20-F
contains forward-looking statements that relate to future events, including our future operating results and conditions, our prospects and our future financial performance and condition, all of which are largely based on our current expectations and projections. The forward-looking statements are contained principally in the sections entitled “Item 3. Key Information — D. Risk Factors,” “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects.” Known and unknown risks, uncertainties and other factors may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. See “Item 3. Key Information — D. Risk Factors” for a discussion of some risk factors that may affect our business and results of operations. Moreover, because we operate in a heavily regulated and evolving industry where the Macau Legislative Assembly is currently considering a proposal to amend the key gaming legislation, may become highly leveraged and operate in Macau, a market with intense competition, new risk factors may emerge from time to time. It is not possible for our management to predict all risk factors, nor can we assess the impact of these factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those expressed or implied in any forward-looking statement.
In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. We have based the forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, among other things, statements relating to:

•	our goals and strategies;

•	the material impact of the global COVID-19 outbreak on our business, financial results and liquidity, which could worsen and persist for an unknown duration;

•	the reduced access to our target markets due to travel restrictions, and the potential long-term impact on customer retention;

•	the expected growth of the gaming and leisure market in Macau and visitation in Macau;

•
restrictions or conditions on visitation by citizens of the PRC to Macau, including in connection with the
COVID-19
outbreak, with respect to which we are unable to predict when all, or any of, such travel restrictions will be eased, or the period of time required for tourism to return to pre-pandemic levels
(if at all);

•
the impact on the travel and leisure industry from factors such as an outbreak of an infectious disease, such as the
COVID-19
outbreak, extreme weather patterns or natural disasters, military conflicts and any future security alerts and/or terrorist attacks or other acts of violence;

•	general domestic or global political and economic conditions, including in the PRC and Hong Kong, which may impact levels of travel, leisure and consumer spending;

•	our ability to successfully operate Studio City;

•	our ability to obtain all required governmental approvals, authorizations and licenses for the remaining project;

•	our ability to obtain adequate financing for the remaining project;

•	our ability to develop the remaining project in accordance with our business plan, completion time and within budget;

•	our compliance with conditions and covenants under the existing and future indebtedness;

•	construction cost estimates for the remaining project, including projected variances from budgeted costs;

•	our ability to enter into definitive contracts with contractors with sufficient skill, financial strength and relevant experience for the construction of the remaining project;

•
laws, rules and regulations which could bar the trading of the American depositary shares of our company in the United States, such as the Holding Foreign Companies Accountable Act and the rules promulgated thereunder;

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

•
government policies, laws and regulations relating to the leisure and gaming industry in Macau, including proposed amendments to the gaming law, the extension of current concessions and subconcessions contracts, the tender for new gaming concessions, and the legalization of gaming in other jurisdictions;

•	the uncertainty of tourist behavior related to spending and vacationing at casino resorts in Macau;

•	fluctuations in occupancy rates and average daily room rates in Macau;

•	the liberalization of travel restrictions on PRC citizens and convertibility of the Renminbi;

•	the tightened control of certain cross-border fund transfers from the PRC;

•	significantly increased regulatory scrutiny on Macau gaming promoters’ operations that has resulted in the cessation of business of many gaming promoters in Macau;

•	the completion of infrastructure projects in Macau;

•	our ability to retain and increase our customers;

•	our ability to offer new services and attractions;

•	our future business development, financial condition and results of operations;

•	the expected growth, size of and trends in the market in Macau;

•	expected changes in our revenues, costs or expenditures;

•	our expectations regarding demand for and market acceptance of our brand and business;

•	our ability to continue to develop new technologies and/or upgrade our existing technologies;

•	cybersecurity risks including misappropriation of customer information or other breaches of information security;

•	our ability to protect our intellectual property rights;

•	growth of and trends of competition in the gaming and leisure market in Macau;

•	general economic and business conditions globally and in Macau;

•	our ability to comply with the New York Stock Exchange’s continued listing standards and maintain the listing of our ADSs on the New York Stock Exchange; and

•	other factors described under “Item 3. Key Information — D. Risk Factors.”

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
EXCHANGE RATE INFORMATION
Our reporting currency is the U.S. dollar and functional currencies are the U.S. dollar, Hong Kong dollar and Pataca. This annual report on Form 20-F contains translations of certain Pataca, Hong Kong dollar and Renminbi amounts into U.S. dollars for the convenience of the reader. Unless otherwise stated, all translations of Hong Kong dollar and Renminbi amounts into U.S. dollars in this annual report on Form 20-F were made at the rates of HK$7.798487 to US$1.00 and RMB6.376006 to US$1.00, respectively.
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
The Pataca is pegged to the H.K. dollar at a rate of HK$1.00 = MOP1.03. All translations from Patacas to U.S. dollars in this annual report on Form 20-F were made at the exchange rate of MOP8.032451 = US$1.00.
We make no representation that any Pataca, Hong Kong dollar, Renminbi or U.S. dollar amounts referred to in this annual report on Form 20-F could have been, or could be, converted into U.S. dollar, Pataca, Hong Kong dollar, Renminbi, as the case may be, at any particular rate or at all.
PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE
Not applicable.

ITEM 3.	KEY INFORMATION
A. [RESERVED]
B. CAPITALIZATION AND INDEBTEDNESS
Not applicable.
C. REASONS FOR THE OFFER AND USE OF PROCEEDS
Not applicable.

D. RISK FACTORS
We are a company incorporated under the laws of the Cayman Islands. We conduct our operations in Macau and we do not have any assets or operations in the PRC. We have no variable interest entities in our corporate structure.
We face various legal and operational risks and uncertainties as a company operating in Macau. Actions by the PRC government can also significantly affect our business by, for example, placing limits on the ability of PRC residents to travel or remit currency outside of the PRC. We also face risks associated with the recently proposed amendments to Macau’s gaming laws, as well as the lack of inspection from the U.S. Public Company Accounting Oversight Board, or PCAOB, on our auditors.
You should carefully consider all of the information in this annual report before making an investment in the ADSs. The following summarizes some, but not all, of the risks provided below. Please carefully consider all of the information discussed in this Item 3.D. “Risk Factors” in this annual report for a more thorough description of these and other risks.
You should carefully consider the following risk factors in addition to the other information set forth in this annual report. Our business, financial condition and results of operations can be affected materially and adversely by any of the following risk factors.
Risks Relating to Our Business

•	Risks relating to the COVID-19 outbreak and other epidemics and pandemics.

•	Risks relating to our reliance on the operation of the Studio City Casino under the Services and Rights to Use Arrangements.

•	Risks relating to our short operating history.

•	Risks relating to our sole operation of Studio City.

•	Risks relating to the potential discontinuation of VIP rolling chip operations at Studio City Casino.

•	Risks relating to our history of net losses.

•	Risks relating to the development of our remaining project for Studio City.

•	Risks relating to the inability to generate sufficient cash flow to meet our debt service obligations.

•	Risks relating to our compliance with credit facility and debt instruments.

•	Risks relating to our current and potential future indebtedness and our need for additional financing.

•	Risks relating to depending on the continued efforts or our senior management and retaining qualified personnel.

•	Risks relating to failure to comply with anti-corruption laws and anti-money laundering policies.

•	Risks relating to failure to protect the integrity and security of data, including customer information.

•	Risks relating to being delisted from the New York Stock Exchange if the PCAOB continues to be unable to inspect our independent registered public accounting firm for three years.

•
Risks relating to being based in or having all of our operations in Hong Kong and Macau, uncertainties in the legal systems in the PRC, and policies, campaigns and measures adopted by the PRC and/or Macau governments from time to time.

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
Risks Relating to Our Business
The
COVID-19
outbreak has had, and will likely continue to have, an adverse effect on our operations, which has negatively affected and may continue to materially impact our business, prospects, financial condition and results of operations.
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
orders and required closures of
non-essential
businesses. Since the beginning of the
COVID-19
outbreak, variants of the coronavirus such as Delta and Omicron have emerged and caused widespread global outbreaks due to their increased transmissibility and/or ability to cause more severe disease. The
COVID-19
outbreak has negatively impacted the global economy, disrupted global supply chains and created significant volatility and disruption of financial markets.
As a result of the
COVID-19
outbreak, the PRC government suspended the issuance of group and individual travel visas from the PRC to Macau and the Hong Kong SAR government suspended all ferry and helicopter services between Hong Kong and Macau in February 2020. In addition, the Macau government required all casinos in Macau to be closed for a
15-day
period in February 2020. Upon resumption of operations in February 2020, casinos in Macau were required to implement health-related precautionary measures, including temperature checks, mask protection, health declarations and requirements that gaming patrons be stopped from congregating together, that limits are imposed on the number of players and spectators at tables, that gaming patrons be prohibited from sitting in adjacent seats at gaming tables and that gaming patrons and casino employees maintain minimum physical distances.
While some quarantine-free travel, subject to
COVID-19
safeguards such as testing and the usual visa requirements, was reintroduced between Macau and an increasing number of areas and cities within the PRC in progressive phases from June 2020, our operations have been impacted by periodic travel restrictions and quarantine requirements being imposed by the governments of Macau, Hong Kong and the PRC in response to various outbreaks and also due to the PRC’s “dynamic zero” policy. The appearance of
COVID-19
cases in Macau in early August 2021 and late September 2021 led to city-wide mandatory testing, mandatory closure of most entertainment and leisure venues (casinos and gaming areas excluded), and strict travel restrictions and requirements being implemented to enter and exit Macau. Since October 19, 2021, authorities have eased pandemic prevention measures such that travelers are no longer required to undergo a 14 day quarantine on arrival in Zhuhai (which borders Macau in mainland China), and the validity of nucleic acid tests to enter Zhuhai was extended from 24 hours to 7 days. The validity of nucleic acid tests to enter Macau and quarantine requirements upon entry to Macau vary from time to time and is currently set at 24 hours for entry from Zhuhai. Health-related precautionary measures remain in place and non-resident
individuals who are not residents of Taiwan, Hong Kong, or the PRC continue to be unable to enter Macau, except if they have been in Hong Kong or the PRC in the preceding 21 days and are eligible for an exemption application.
According to the DSEC, visitor arrivals to Macau increased by 30.7% on a year-over-year basis in 2021 as compared to 2020 while, according to the DICJ, gross gaming revenues in Macau rose by 43.7% on a year-over-year basis in 2021. However, visitor arrivals in 2021 were still 80.4% lower than in 2019, and gross gaming revenues in 2021 were still 70.3% lower than in 2019.
The
COVID-19
outbreak has also caused severe disruptions to the businesses of our tenants and other business partners, which may increase the risk of them defaulting on their contractual obligations with us, which may adversely affect our business, financial condition and results of operations, including causing increases in our bad debts.
As the impact from the
COVID-19
outbreak is ongoing, the pace of recovery from
COVID-19
will depend on future events, including the duration of travel and visa restrictions, the pace of vaccination progress, development of new medicines for
COVID-19,
the impact of potentially higher unemployment rates, declines in income levels, and loss of personal wealth resulting from the
COVID-19
outbreak, and remains highly uncertain. While
COVID-19
vaccines have been approved and administered in various countries, the continued production, distribution and administration of any such vaccines on a widespread basis may take a significant amount of time, and there can be no assurances as to the long-term safety and efficacy of such vaccines or if the current vaccines will be effective against new strains of the coronavirus that causes
COVID-19.
Moreover, even if the
COVID-19
outbreak subsides, there is no guarantee that travel and consumer sentiment will rebound quickly or at all.
The disruptions to our business caused by the
COVID-19
outbreak have had an adverse effect on our operations. As such disruptions are ongoing, they could materially impact our business, prospects, financial condition and results of operations.
Because neither we nor any of our subsidiaries hold a gaming license in Macau, Studio City Casino is operated by the Gaming Operator through the Services and Right to Use Arrangements under the Gaming Operator’s subconcession. Changes in Macau’s gaming law or the requirements applicable to a new concession granted to the Gaming Operator by the Macau government could necessitate amendments to or the termination of the Services and Right to Use Arrangements, which may have a material adverse effect on the operation of Studio City Casino.
The Gaming Operator and our subsidiary, Studio City Entertainment, have entered into the Services and Right to Use Arrangements under which the Gaming Operator has agreed to operate Studio City Casino since we do not hold a gaming license in Macau. Under such arrangements, the Gaming Operator deducts gaming taxes and the costs incurred in connection with its on-going
operations from Studio City Casino’s gross gaming revenues. We receive the residual amount and recognize such residual amount as revenue from provision of gaming related services.
The Services and Right to Use Arrangements were approved by the Macau government and are subject to the satisfaction of certain conditions imposed by the Macau government on the Gaming Operator and us in connection with granting its approval. Such conditions include but are not limited to Studio City Entertainment being subject to Macau government supervision applicable to gaming concessionaires and subconcessionaires. As a substantial part of our revenues and cash flows are generated from the Gaming Operator’s operation of Studio City Casino, any failure by the Gaming Operator to comply with any statutory, contractual or any other duties imposed on it as a subconcessionaire, or any failure by the Gaming Operator or us to comply with its or our respective obligations under the Services and Right to Use Arrangements, including but not limited to any conditions imposed by the Macau government in granting its approval for our entry into the Services and Right to

Use Arrangements, may result in the approval for the Services and Right to Use Arrangements being revoked by the Macau government and consequently an inability to receive any amounts thereunder or provide any gaming facilities at Studio City and may have a material adverse effect on the operation of Studio City Casino including its suspension or cessation, and may cause the suspension or termination of the Gaming Operator’s subconcession.
In January 2022, the Macau government put forth a proposed law amending the gaming law for approval by the Macau Legislative Assembly. Such proposed law is under review and a revised proposed law amending the gaming law is expected to be put forth by the Macau government for final approval by the Macau Legislative Assembly in April 2022. In accordance to the proposed law, initially put forth by the Macau Government after a transition period of three years, gaming activities must be operated by a concessionaire within premises owned by the gaming concessionaire or premises leased or otherwise granted a right to use by the Macau government. Premises owned by a gaming concessionare are to revert to the Macau government without compensation upon the concession expiration or earlier termination. At present, we, and not the Gaming Operator, own the premises of Studio City Casino. In order to comply with the requirements of the proposed law, if enacted under its currently proposed terms, in order for the gaming business to continue at the Studio City Casino, we would be required to transfer the Studio City Casino premises to the Gaming Operator. For that purpose, we would need to seek an amendment to the terms of the Studio City land grant as well as comply with and complete various other administrative procedures which are subject to Macau government’s consents, approvals and authorizations. We will be required to comply with the requirements of the proposed law once those requirements are enacted as law and become effective. Under the proposed law, the status of the existing services agreements or the arrangements implemented in such agreements after the three-year transition period is unclear. There is a risk that, after the three-year transition period, the existing services arrangements may terminate, be required to be amended or replaced to comply with the amended gaming law or other applicable regulations. As a result, if the Services and Right to Use Arrangements terminates, we may not be able to enter into a new services agreement. In addition, any amended or replaced terms of the Services and Right to Use Arrangements required to comply with any amendments to the applicable law may not be comparable to our current arrangements and may not be, totally or partially, acceptable to us. Even if these provisions of the proposed law are not adopted, upon the award of new concessions, the Macau government approval for the Services and Rights to Use Arrangements may be revoked and we may not be able to enter into an arrangement for the operation of Studio City Casino on comparable terms or terms that are acceptable to us or at all.
If the Gaming Operator’s subconcession terminates and the Gaming Operator is not awarded a new concession, the Gaming Operator will discontinue operating the Studio City Casino and the Services and Right to Use Arrangements will terminate and we may not be able to enter into an arrangement for the operation of Studio City Casino with another concessionaire on terms that are comparable or acceptable to us or at all, and the casino and gaming equipment operated by the Gaming Operator under its subconcession will revert to the Macau government without compensation.
Furthermore, the Gaming Operator has exclusive access to the customer database of the gaming operations at Studio City Casino and in the event of termination of the arrangement under the Services and Right to Use Arrangements, we may not be able to gain access to such database.
Any material dispute with the Gaming Operator or any failure by the Gaming Operator to comply with its obligations under its subconcession or under a new concession, including in relation to ownership of premises, or by the Gaming Operator or us to comply with its or our respective obligations under, or any termination of, the Services and Right to Use Arrangements, including but not limited to any conditions imposed by the Macau government in granting its approval for our entry into the Services and Right to Use Arrangements, may have a material adverse effect on the operation of Studio City Casino and in turn affect our financial condition and results of operations and may also result in a default under the terms of our existing and/or future indebtedness obligations and other agreements.

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
We may encounter risks and difficulties frequently experienced by companies with early stage operations, and those risks and difficulties may be heightened by challenging market conditions of the gaming business in Macau and other challenges our business faces. Certain of these risks relate to our ability to:

•	operate, support, expand and develop our operations and our facilities;

•	respond to economic uncertainties, including the social and economic disruptions caused by the coronavirus (COVID-19) pandemic;

•	respond to competitive market conditions;

•	fulfill conditions precedent to draw down or roll over funds from current and future credit facilities;

•	comply with covenants under our existing and future debt issuances and credit facilities;

•	respond to changing financial requirements and raise additional capital, as required;

•	complete the development of our remaining project for Studio City on time and in compliance with the conditions under the relevant land concession contract;

•	obtain the necessary authorizations, approvals and licenses from the relevant governmental authorities for the development of our remaining project for Studio City;

•	attract and retain customers and qualified staff;

•	maintain effective control of our operating costs and expenses;

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
on-going
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
We are dependent upon the operation of Studio City to generate our revenue and cash flows. Given that our operations are conducted only at Studio City in Macau, we are subject to greater risks than a company with several operating properties in several markets. These risks include, but are not limited to:

•	changes in Macau governmental laws and regulations, including gaming laws and regulations, or interpretations thereof, as well as PRC travel and visa policies;

•	dependence on the gaming, tourism and leisure market in Macau;

•	limited diversification of our business and sources of revenue;

•
a decline in air, land or ferry passenger traffic to Macau from the PRC or other areas or countries due to higher ticket costs, fears concerning travel, travel restrictions or otherwise, including as a result of the outbreak of widespread health epidemics or pandemics, such as the outbreak of COVID-19, or any social unrest in Hong Kong;

•	a decline in economic and political conditions in Macau, the PRC or Asia, or an increase in competition within the gaming industry in Macau or generally in Asia;

•	inaccessibility to Macau due to inclement weather, road construction or closure of primary access routes;

•	austerity measures imposed now or in the future by the governments in the PRC or other countries in Asia;

•	tightened control of cross-border fund transfers, foreign exchange and/or anti-money laundering regulations or policies effected by the PRC or Macau governments;

•	any enforcement or legal measures taken by the PRC government to deter gaming activities and/or marketing thereof;

•	lower than expected rate of increase or decrease in the number of visitors to Macau;

•	natural and other disasters, including typhoons, outbreaks of infectious diseases, terrorism or violent criminal activities, affecting Macau;

•	relaxation of regulations on gaming laws in other regional economies that could compete with the Macau market;

•	government restrictions on growth of gaming markets, including policies on gaming table allocation and caps; and

•	a decrease in gaming activities and other spending at Studio City Casino.
Any of these developments or events could have a material adverse effect on our business, cash flows, financial condition, results of operations and prospects.
Furthermore, Macau is a limited gaming concession market nearing its land capacity for the development of integrated resorts and there are no opportunities to expand our operations.
The Gaming Operator will continue the operation of VIP rolling chip tables at the Studio City Casino until December 31, 2022, subject to early termination with 30 days’ prior notice by either Studio City or the Gaming Operator. Any discontinuation of such VIP rolling chip operations may materially and adversely affect our financial condition and results of operations.
VIP rolling chip operations were introduced at Studio City Casino in early November 2016. Such VIP rolling chip operations are operated by the Gaming Operator under the Services and Right to Use Arrangements. The VIP tables used in such operations were initially allocated by the Macau government for operation by the Gaming Operator at gaming areas of the Gaming Operator’s other properties in Macau. In December 2021, the Gaming Operator agreed to extend the VIP rolling chip operations at Studio City Casino to December 31, 2022. Such VIP rolling chip operations are subject to early termination with 30 days’ prior notice by either Studio City Entertainment or the Gaming Operator.
The 250 mass market gaming tables permitted to be operated at the Studio City Casino by the Gaming Operator are designated for mass market purposes only and there is no assurance or expectation that such tables may be operated as VIP rolling chip tables in the future as the Macau government does not currently allow for tables authorized for mass market gaming operations to be utilized for VIP gaming operations. Amounts received from the Studio City Casino VIP gaming operations, as determined under the Services and Right to Use Arrangements, amounted to negative US$15.2 million, negative US$16.7 million and US$20.0 million in 2021, 2020 and 2019, respectively.

While we expect our business strategy going forward to continue to focus on cultivating further growth in the premium mass and mass market segments at the Studio City Casino and enhancing our differentiated non-gaming
amenities to complement our gaming operations, any discontinuation of the VIP rolling chip operations at Studio City Casino may have a material adverse effect on our business, prospects, financial condition, results of operations and cash flows.
Studio City Casino’s VIP rolling chip operations, while they continue, may cause volatility in our financial condition and results of operations due to changes in the economic and regulatory environments and Studio City Casino’s ability to attract and retain VIP rolling chip players.
Studio City Casino has and, to the extent VIP rolling chip operations continue, is expected to incur costs associated with the VIP rolling chip operations, while the expected revenues to be generated from the VIP rolling chip operations may be volatile primarily due to high bets and the resulting high winnings and losses. Gross win per VIP table per day were approximately US$2,400, US$3,700 and US$21,000 in 2021, 2020 and 2019, respectively. VIP rolling chip operations are also more vulnerable to changes in the economic environment and therefore inherently more volatile than mass market operations. For example, according to statistics compiled from the DICJ, VIP rolling chip gross gaming revenues declined in Macau from 2015 to 2016 and again from 2018 to 2019 and in 2021, while mass market gross gaming revenues increased during the same periods. Moreover, VIP rolling chip operations may involve commissions to gaming promoters and, as a result, the margins associated with VIP rolling chip operations are usually lower than the margins for the mass market operations and may be volatile from period to period due to significant variances in winnings and losses. As a result, Studio City Casino’s business, results of operations and cash flows may become more volatile, while VIP rolling chip operations continue, compared to that of other casinos with only mass market gaming operations.
Further, the VIP rolling chip players pool is limited and we cannot assure you that the existing VIP rolling chip players at Studio City Casino will be recurring players. If Studio City Casino loses its existing VIP rolling chip players or fails to attract new VIP rolling chip players while VIP rolling chip operations are ongoing, our revenues and cash flows from the provision of gaming-related services could be materially and adversely affected. In addition, the VIP rolling chip segment may be particularly susceptible to certain changes in government policies, regulations and enforcement actions. For instance, the anti-corruption campaign of the PRC government has had a negative effect on the VIP rolling chip segment in Macau. In addition, in November 2021, the Court of Final Appeal in Macau issued a final unappealable decision that a gaming operator is jointly liable with a gaming promoter for the refund of funds deposited with such gaming promoter and the Macau authorities arrested executives from a gaming promoter for alleged illegal overseas gaming related activities. In January 2022, the Macau authorities also arrested an executive from another gaming promoter and certain related individuals. Any further changes in government policies, regulations and enforcement actions may negatively affect the numbers of VIP rolling chip players in Macau and in turn, may materially and adversely affect our business.
We have a history of net losses and may not achieve profitability in the future.
Studio City may not be financially successful or generate the cash flows that we anticipate. We generated net income attributable to Studio City International Holdings Limited of US$33.6 million for the year ended December 31, 2019 while we had net losses attributable to Studio City International Holdings Limited of US$252.6 million, US$321.6 million, US$21.6 million, US$76.4 million and US$242.8 million for the years ended December 31, 2021, 2020, 2018, 2017 and 2016, respectively, primarily because of the impact of the
COVID-19
outbreak in the case of the years ended December 31, 2021 and 2020 and also due to Studio City having commenced operations only in October 2015 and was ramping up operations. In addition, we incurred negative operating cash flows of US$136.8 million, US$167.4 million and US$113.1 million in 2021, 2020 and 2015, respectively.

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
We have a substantial amount of existing indebtedness. As of December 31, 2021, we had total principal amount of outstanding indebtedness of approximately US$2.10 billion, representing the outstanding principal balances of our existing notes and credit facility. See “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources — Indebtedness.” Significant interest and principal payments are required to meet our obligations under the existing indebtedness. This substantial indebtedness could have important consequences for you and significant effects on our business and future operations. For example:

•
if Studio City is not operating with certain minimum requirements as specified in the 2028 Studio City Senior Secured Credit Facility, or if we fail to meet our payment obligations or otherwise default under the agreements governing our existing indebtedness, including due to any termination or any substantial or adverse amendment of the terms of the Services and Right to Use Arrangements, the applicable lenders or note holders under our indebtedness will have the right to accelerate such indebtedness and exercise other rights and remedies against us;

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

•
we may be limited in our ability to respond to changing business and economic conditions, including regulatory changes, and to withstand competitive pressures, which may affect our financial condition;

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
If we are unable to comply with our existing and/or future indebtedness obligations and other agreements, including due to any termination or any substantial or adverse amendment to the terms of the

Services and Right to Use Arrangements, there could be a default under those agreements. If that occurs, lenders could terminate their respective commitments to lend to us or terminate their respective agreements, and holders of our debt securities could accelerate repayment of debt and declare all outstanding amounts due and payable, as the case may be. Furthermore, existing agreements governing our indebtedness contain, and future agreements governing our indebtedness are likely to contain, cross-acceleration or cross-default provisions. As a result, our default under any such agreement may cause the acceleration of repayment of other indebtedness or result in a default under agreements governing our other indebtedness. If any of these events occur, our assets and cash flows may not be sufficient to repay in full all of our indebtedness and we may not be able to find alternative financing. Even if we are able to obtain alternative financing, it may not be on terms that are comparable or acceptable to us.
Certain covenants under our agreements governing our existing indebtedness restrict our ability to engage in certain transactions and may impair our ability to respond to changing business and economic conditions.
Certain covenants under our agreements governing our existing indebtedness impose operating and financial restrictions on us. The restrictions that are imposed under these debt instruments include, among other things, limitations on our ability to do some or all of the following:

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
Certain of our indebtedness is secured by mortgages, assignment of land use rights, leases or equivalents, security over shares, charges over bank accounts, security over assets and other customary security over the assets of our subsidiaries. In the event of a default under such agreements governing our existing indebtedness, the holders of such secured indebtedness would first be entitled to payment from their collateral security and only then would holders of certain of our subsidiaries’ unsecured debt be entitled to payment from their remaining assets.
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
We generate a portion of our revenues from
non-gaming
offerings and our financial performance in part depends on our ability to attract new and repeat customers to the non-gaming
facilities at Studio City. Both

visitation and the level of spending at our themed attractions, hotel, retail shops, restaurants and other leisure and entertainment facilities are key drivers of revenues and profitability, and reductions in either could have a material adverse effect on our business, prospects, results of operations and cash flows. In addition, any cessation of the operation of VIP tables by the Gaming Operator at Studio City Casino, or any reduction in such operation, could have a material adverse effect on visitation and the level of spending at our leisure and entertainment facilities as rolling chip patrons have become increasingly significant growth drivers for our high-end
retail and fine-dining offerings. We do not have a long track record in operating these non-gaming
facilities and may not be able to attract new and recurring customers to our non-gaming
facilities at Studio City. Our success in
non-gaming
offerings depends on, among others, the effectiveness of our advertising and marketing initiatives, the attractiveness and safety of our entertainment facilities as compared to other resorts in Macau, the compliance with legal and regulatory requirements for our retail, entertainment and food and beverage outlets and our continued cooperation with the popular retail brands and restaurants. Moreover, many of our attractions which draw in large numbers of visitors, such as the Golden Reel may become obsolete in terms of technology or otherwise fail to continue to attract sufficient number of visitors. We cannot assure you that we will be financially successful in our non-gaming
offerings or be able to maintain the average daily rate, occupancy rate and REVPAR of Studio City hotel or visitation to Studio City in general, which may adversely affect our ability to generate the cash flows that we anticipate and impact our operations and financial condition.
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
In particular, the reputation of the gaming promoters that may operate in Studio City Casino from time to time is important to the Gaming Operator’s ability to continue to operate in compliance with its subconcession and our own reputation. While we endeavor, and we expect that the Gaming Operator also endeavors, to ensure high standards of probity and integrity in any such gaming promoters, we cannot assure you that such gaming promoters will always maintain such high standards. In addition, if the probity of any gaming promoter associated with Studio City Casino was in doubt or such promoter failed to operate in compliance with Macau laws consistently, this may be considered by regulators or investors to reflect negatively on the Gaming Operator’s and on our own probity and compliance records. Such a gaming promoter may fall below the Gaming Operator’s or our standards of probity, integrity and legal compliance. There can also be no assurance that any allegation against, or negative publicity relating to, the gaming promoters operating in Studio City Casino from time to time or the Gaming Operator’s or our standards of probity, integrity and legal compliance will not have a material adverse impact on our reputation and business operations.

If any of the above were to occur, we, the Gaming Operator and our shareholders may suffer harm to our, the Gaming Operator’s and our shareholders’ reputation, as well as impaired relationships with, and possibly sanctions from, gaming regulators with authority over operations.
We are developing the remaining project for Studio City under the terms of a land concession which currently require us to fully develop the land on which Studio City is located by December 27, 2022. Any extension of the development period is subject to Macau government review and approval at its discretion. In the event of any failure to complete the remaining project, we could be forced to forfeit all or part of our investment in Studio City, along with our interest in the land on which Studio City is located and the building and structures on such land.
Land concessions in Macau are issued by the Macau government and generally have terms of 25 years and are renewable for further consecutive periods of ten years. Land concessions further stipulate a period within which the development of the land must be completed. The land on which Studio City is located must be fully developed by December 27, 2022.
While we opened Studio City in October 2015, development for the remaining land of Studio City is still ongoing. Although we have already made significant capital investments for the development for the remaining land of Studio City, we expect to require significant additional capital investments to complete the development. As of December 31, 2021, we had incurred approximately US$721.5 million aggregate costs relating to the development of our remaining project, primarily related to the initial design and planning and construction costs. Based on our current plan for the remaining project, we currently expect a project budget of approximately US$1.2 billion for the development of the remaining project (exclusive of any pre-opening
costs and financing costs). Such development for the remaining project of Studio City may be funded through various sources, including cash on hand, operating free cash flow as well as debt and/or equity financing. Our ability to obtain any debt financing also depends on a number of factors beyond our control, including market volatility and a contraction of liquidity in the global credit markets caused by the global
COVID-19
outbreak and investors’ and lenders’ perceptions of, and demand for the debt financing for the remaining project of Studio City. The recent sell-off
in Chinese property bonds has negatively impacted the market for high yield bonds of issuers in other sectors connected with the PRC, including those issued by Macau gaming operators. There is no guarantee that we can secure the necessary additional capital investments, including any debt or equity financing, required for the development of the remaining project at Studio City in a timely manner or at all.
There is also no guarantee that we will complete the development of the remaining land of Studio City by the deadline, including due to, among others, any disruptions from the
COVID-19
outbreak, worldwide supply chain disruption and constraints or inclement weather, among other factors. Any further extension of the development period for the remaining project at Studio City is subject to Macau government review and approval at its discretion. While the Macau government may grant extensions if we meet certain legal requirements, there can be no assurance that the Macau government will grant us any further extension of the development period or not exercise its rights to terminate the Studio City land concession. In the event that no further extension is granted or the Studio City land concession is terminated, we could lose all or substantially all of our investment in Studio City, including our interest in the land and building and may not be able to continue to operate Studio City as planned, which will materially and adversely affect our business and prospects, results of operations and financial condition.
We may be required to amend the terms of the land concession for Studio City and complete certain procedures to comply with the terms of the proposed amended gaming law. In the event we are unable to complete such procedures on time or at all, this may have material adverse effect on the operation of Studio City Casino, including its suspension or cessation of operation, which will materially and adversely affect our business, our operations and our financial condition.
In January 2022, the Macau government put forth a proposed law amending the gaming law for approval by the Macau Legislative Assembly. Such proposed law is under review and a revised proposed law amending the gaming law is expected to be put forth by the Macau government for final approval by the Macau Legislative Assembly in April 2022. Under the proposed law initially put forth by the Macau Government, it is contemplated that after a transition period of three years, gaming activities must be operated by a concessionaire within premises owned by the gaming concessionaire or premises leased or otherwise granted a right to use by the Macau government or such premises will revert to the Macau government without compensation upon the concession expiration or earlier termination. At present, we, and not the Gaming Operator, own the premises of Studio City Casino. In order to comply with the requirements of the proposed law, if enacted under its currently proposed terms, in order for the gaming business to continue at the Studio City Casino, we would be required to transfer the Studio City Casino premises to the Gaming Operator. For that purpose, we may need to seek an amendment to the terms of the Studio City land grant as well as comply with and complete various other administrative procedures which are subject to Macau government’s consents, approvals and authorizations. If the proposed law is adopted in its current form and we are unable to obtain all consents, approvals and/or authorizations from the Macau government and complete the necessary procedures within the three year transition period, or at all, it could have a material adverse effect on the operation of the Studio City Casino, including suspension or cessation of operations, which will materially and adversely affect our business and prospects, results of operations and financial condition.
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

•	disputes with and defaults by or between suppliers, contractors and subcontractors and other counter-parties;

•	personal injuries to workers and other persons;

•	environmental, health and safety issues, including site accidents and the spread or outbreak of infectious diseases, such as the ongoing COVID-19 outbreak;

•	fires, typhoons and other natural disasters, including weather interferences or delays; and

•	other unanticipated circumstances or cost increases.

We are currently developing the remaining project. However, there is no assurance that our expected development plan will be successful and that we will be able to secure commercial terms favorable to us from our potential business or financing sources. In addition, we expect that our capital expenditures and depreciation and amortization expenses will increase as we continue to develop our remaining project. As of December 31, 2021, we incurred approximately US$721.5 million of aggregate costs relating to the development of our remaining project, primarily related to the initial design and planning costs and construction costs. Based on our current plan for the remaining project, we currently expect a project budget of approximately US$1.2 billion for the development of the remaining project (exclusive of any pre-opening
costs and financing costs). As we obtain additional debt and/or equity financing, our leverage may intensify, our financing-related costs may increase and your equity interest in us may be diluted, as the case may be. Furthermore, there is no guarantee that we may be able to respond adequately to competitive or unfavorable market conditions to successfully operate and capitalize on our investment in the remaining project when it commences operations.
The occurrence of any of these developments or construction risks could increase the total costs, delay or prevent the construction or opening or otherwise affect the design and features of the remaining project at Studio City. In addition, we cannot guarantee that our construction costs or total project costs for the remaining project at Studio City will not increase above our budget. Any extension of the development period of the remaining project for Studio City is subject to Macau government review and approval at its discretion. Any failure to complete the remaining project on time or within our budget could have a material adverse effect on our business and prospects, financial condition, results of operations and cash flows.
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
Any financing related to the remaining project at Studio City will also be subject to, among others, the terms of our existing and any future financings. In addition, our ability to obtain credit, debt or equity financing on acceptable terms depends on a variety of factors that are beyond our control, including market conditions such as the economic disruptions caused by the effect of the large-scale global
COVID-19
outbreak, investors’ and lenders’ perceptions of, and demand for, bond, bank and equity securities of gaming companies and interest rates. For example, changes in ratings outlooks may subject us to ratings agency downgrades, which could make it more difficult for us to obtain financing on acceptable terms. Moody’s revised the outlook for Studio City Finance to negative in May 2020. S&P placed Studio City Company on credit watch negative in February 2020, revised the outlook to negative in September 2020 and subsequently downgraded Studio City Company to B+ in October 2021.
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
Macau consists of a peninsula and two islands and is connected to the PRC by two border crossings. Macau has an international airport and connections to the PRC and Hong Kong by road, ferry and helicopter. To support Macau’s planned future development as a gaming and leisure destination, the frequency of bus, car, air and ferry services to Macau will need to increase. While various projects are under development to improve Macau’s internal and external transportation links, including the Macau Light Rapid Transit and capacity expansion of border crossings, these projects may not be approved, financed or constructed in time to handle the projected increase in demand for transportation or at all, which could impede the expected increase in visitation to Macau and adversely affect Studio City. For example, there had been a delay in the commencement of operation of the Macau Light Rapid Transit, which occurred in December 2019. Any further delays or termination of Macau’s transportation infrastructure projects may have a material adverse effect on our business, prospects, financial condition, results of operations and cash flows.
Furthermore, the expected benefits from the completion of the Hong Kong-Zhuhai-Macau Bridge, which opened to traffic on October 23, 2018, may not fully materialize, and may not result in significantly increased traffic to Macau and to Studio City.
Health and safety or food safety incidents at Studio City may lead to reputational damage and financial exposures.
We provide goods and services to a significant number of customers on a daily basis at Studio City. In particular, with the number of attractions, entertainment and food and beverage offerings in Studio City, there are risks of health and safety incidents, personal injury or adverse food safety events, such as food poisoning, physical trauma, slip and fall accidents or surges in crowd flow at popular ingress and egress points. While we have a number of measures and controls in place aimed at managing such risks, we cannot guarantee that our insurance is adequate to cover all losses, which may result in us incurring additional costs or damages, and negatively impact our financial performance. Such incidents may also lead to reduced customer flow and reputational damage to Studio City.
Our information technology and other systems are subject to cybersecurity risks, including misappropriation of customer information, other breaches of information security or other cybercrimes, as well as regulatory and other risks.
We rely on information technology and other systems (including those maintained by third-parties with whom we contract to provide data services) to maintain and transmit large volumes of customer information, credit card settlements, credit card funds transmissions, mailing lists and reservations information and other personally identifiable information. We also maintain important internal company data such as personally identifiable information about our staff and information relating to our operations. The systems and processes we have implemented to protect customers, staff and company information are subject to the rapidly changing risks of compromised security and may therefore become outdated. Despite our preventive efforts, we are subject to the risks of compromised security, including cyber and physical security breaches, system failures, computer viruses, technical malfunctions, inadequate system capacities, power outages, natural disasters and inadvertent, negligent or intentional misuses, disclosure or dissemination of information or data by customers, company staff or employees of third-party vendors, ransomware attacks that encrypt, exfiltrate or otherwise render data unusable or unavailable or other forms of cybercrimes that include fraud or extortion. These risks can also be manifested in a variety of other ways, including through methods which may not yet be known to the cybersecurity community, and have become increasingly difficult to anticipate and prevent.
The steps we take to deter and mitigate these risks may not be successful and our insurance coverage for protecting against cybersecurity risks may not be sufficient. Our third-party information system service providers face risks relating to cyber security similar to ours, and we do not directly control any of such service providers’ information security operations. A significant theft, loss or fraudulent use of customer or company data maintained by us or by a third-party service provider could have an adverse effect on our reputation, cause a material disruption to our operations and management team, and result in remediation expenses, regulatory penalties and litigation by customers and other parties whose information was subject to such attacks, all of which could have a material adverse effect on our business, prospects, results of operations and cash flows. If our information technology systems become damaged or otherwise cease to function properly, our service and results of operations may be adversely affected and we may have to make significant investments to repair or replace them. Furthermore, any extended downtime from power supply disruptions or information technology system outages which may be caused by cyber security attacks or other reasons at Studio City may lead to an adverse impact on our operating results if we are unable to deliver services to customers for an extended period of time.
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

Failure to protect the integrity and security of company staff, supplier and customer information and comply with cybersecurity, data privacy, data protection or any other laws and regulations related to data may materially and adversely affect our business, financial condition and results of operations, and/or result in damage to reputation and/or subject us to fines, penalties, lawsuits, restrictions on our use or transfer of data and other risks.
Our businesses collect, use and transmit large volumes of data, including credit card numbers and personal data in various information systems relating to our customers, suppliers and staff, and such personal data may be collected and/or used in, and transmitted to or from, multiple jurisdictions. We may be subject to a variety of cybersecurity, data privacy, data protection and other laws and regulations related to data, including those relating to the collection, use, sharing, retention, security, disclosure, and transfer of confidential and private information, such as personal information and other data. These laws and regulations apply not only to third-party transactions, but also to transfers of information within our organization. These laws and regulations may restrict our business activities and increase our compliance costs and efforts. Any breach or non-compliance
may subject us to proceedings, damage our reputation, or result in penalties and other significant legal liabilities, and thus may materially and adversely affect our business, financial condition, and results of operations.
Our customers, suppliers and staff have a high expectation that we will adequately protect their personal information. Such collection, use and/or transmission of personal data are governed by privacy laws and regulations and such laws and regulations change often, vary significantly by jurisdiction and often are newly enacted. For example, the European Union (EU)’s General Data Protection Regulation, or the GDPR, which became effective in May 2018, requires companies to meet new and more stringent requirements regarding the handling of personal data. The GDPR may also capture data processing by non-EU
firms with no EU establishment if, for example, they conduct direct marketing that specifically targets individuals in the EU. As GDPR is a newly enacted law, there is limited precedence on the interpretation and application of GDPR.
In some jurisdictions, including the PRC where we do not currently have operations, the cybersecurity, data privacy, data protection, or other data-related laws and regulations are relatively new and evolving, and their interpretation and application may be uncertain. For example, the Cybersecurity Administration of China, or CAC, issued the New Measures for Cybersecurity Review, or the New Measures, on January 4, 2022, which amended the Measures for Cybersecurity Review (Draft Revision for Comments) released on July 10, 2021 and came into effect on February 15, 2022. The New Measures extend the scope of cybersecurity review to network platform operators engaging in data processing activities that affect or may affect national security, including overseas listings. Specifically, the New Measures provide that if a network platform operator who possesses personal information of more than one million users plans to be listed in foreign countries, it must apply for cybersecurity review and, in any event, the CAC has the authority to initiate a cybersecurity review if it considers the data processing activities in connection with a proposed listing will or may affect national security. The New Measures do not specify the types of public listings that will be subject to cybersecurity review and do not give sufficient guidance on the specific types of data processing activities that may be subject to cybersecurity review. As such, we cannot predict the impact of the New Measures on us, if any, at this stage, and we will closely monitor and assess the developments in the rule-making process. If the practical application of the New Measures results in mandated clearance of cybersecurity reviews and other specific actions to be completed by companies operating in Macau like us, we face uncertainties as to whether such clearance can be timely obtained, or at all.
We do not have any operations or maintain any office or personnel in mainland China. We have not collected, stored, or managed any personal information in mainland China. As such, we currently do not expect the draft measures by the CAC or other recent regulations to have an impact on our business or results of operations. However, we still face uncertainties regarding the interpretation and implementation of these laws and regulations in the future. Cybersecurity review could result in disruption in our operations, negative publicity with respect to our company, and diversion of our managerial and financial resources. Therefore, potential cybersecurity review, if applicable to us, could materially and adversely affect our business, financial condition, and results of operations.
In addition, the PRC Data Security Law, which was promulgated by the Standing Committee of the National People’s Congress on June 10, 2021 and took effect on September 1, 2021, requires data collection to be conducted in a legitimate and proper manner, and stipulates that, for the purpose of data protection, data processing activities must be conducted based on data classification and hierarchical protection system for data security. Furthermore, the recently issued Opinions on Strictly Cracking Down Illegal Securities Activities requires (i) speeding up the revision of the provisions on strengthening the confidentiality and archives management relating to overseas issuance and listing of securities and (ii) improving the laws and regulations relating to data security, cross-border data flow, and management of confidential information. The PRC Personal Information Protection Law, which was promulgated by the Standing Committee of the National People’s Congress on August 20, 2021 and took effect on November 1, 2021, integrates the various rules with respect to personal information rights and privacy protection and applies to the processing of personal information within mainland China as well as certain personal information processing activities outside mainland China, including those for the provision of products and services to natural persons within the PRC or for the analysis and assessment of acts of natural persons within the PRC. Although we have not collected, stored or managed any personal information in mainland China, given that there remain uncertainties regarding the further interpretation and implementation of those laws and regulations, if they are deemed to be applicable to companies operating in Macau, like us, we cannot assure you that we will be compliant with such new regulations in all respects, and we may be ordered to rectify and terminate any actions that are deemed illegal by the government authorities and become subject to fines and other government sanctions, which may materially and adversely affect our business, financial condition, and results of operations. Furthermore, we must also comply with other industry standards such as those for the credit card industry and other applicable data security standards.
Compliance with applicable privacy laws, regulations and standards may increase our operating costs and/or adversely impact our ability to market our products, properties and services to our customers and guests. For example, these laws, regulations and standards may restrict information sharing in ways that make it more difficult to obtain or share information concerning at risk individuals. In addition, non-compliance
with applicable privacy laws, regulations and standards by us (or in some circumstances non-compliance
by third parties engaged by us) may result in damage of reputation and/or subject us to fines, penalties, payment of damages, lawsuits, criminal liability or restrictions on our use or transfer of data. Failure to meet the GDPR requirements, for example, may result in penalties of up to four percent of worldwide revenue.
Negative press or publicity about us or our directors, officers or affiliates may lead to government investigations, result in harm to our business, brand or reputation and have a material and adverse effect on our business.
Unfavorable publicity regarding us or our directors, officers or affiliates, whether substantiated or not, may have a material and adverse effect on our business, brand and reputation. Such negative publicity may require us to engage in a defensive media campaign, which may divert our management’s attention, result in an increase in our expenses and adversely impact our results of operations, financial condition, prospects and strategies. The continued expansion in the use of social media over recent years has compounded the potential scope of the negative publicity that could be generated. Any negative press or publicity could also lead to government or other regulatory investigations, including causing regulators to take action against us or the Gaming Operator, including actions that could affect the ability or terms upon which the Gaming Operator holds its subconcession, its or our suitability to continue as a shareholder of certain subsidiaries and/or the suitability of key personnel to remain with the Gaming Operator. If any of these events were to occur, it could cause a material adverse effect on our business and prospects, financial condition and results of operations.
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
Operation of Studio City also requires extensive operational management and staff. The supply of experienced skilled personnel in Macau is severely limited. Many of the personnel occupy sensitive positions requiring qualifications sufficient to meet gaming regulatory and other requirements or are required to possess other skills for which substantial training and experience may be needed. Competition to retain qualified personnel is likely to continue as competition in the Macau integrated resort market increases. In addition, concessionaires and subconcessionaires are not currently allowed under the Macau government’s policy to hire non-Macau
resident dealers and supervisors. We cannot assure you that a sufficient number of qualified individuals will be attracted and retained to operate Studio City or that costs to recruit and retain such personnel will not increase significantly. In addition, the Gaming Operator has previously been subject to certain labor demands. The inability to attract, retain and motivate qualified staff and to continuously optimize our workforce based on changing business demands by the Gaming Operator and Master Service Providers could have a material adverse effect on our business.
In addition, recruitment efforts for the operations of Studio City may be adversely impacted by Macau government’s policies with respect to the approval and renewal of work permits for non-resident
workers. In its policy address for 2017, the Macau government announced that it would continue to submit the applications for employment of non-resident
workers to a rigorous exam and to stimulate the promotion of local workers to management positions in the gaming industry, signaling a tighter control on the employment of non-resident
workers. Further, in its policy addresses for 2018 to 2022, the Macau government has continuously stressed that it will continue to monitor the proportion of management positions held by local workers in gaming operators and implement measures to ensure that such proportion is kept at a percentage not lower than 85% for senior and mid-management
positions.
As we develop our remaining project, the construction of such project is subject to hazards that may cause personal injury or loss of life that expose us to liabilities and possible losses.
The construction of large-scale properties, such as the remaining project for Studio City, can be dangerous. Construction workers at such sites are subject to hazards that may cause personal injury or loss of life, thereby subjecting the contractors and us to liabilities, possible losses, delays in completion of the projects and negative publicity. For example, in December 2021, there was a fatality at the construction site at the remaining project and certain façade related works were suspended for approximately two weeks. We believe, and require that, our contractors take safety precautions that are consistent with industry practice, but these safety precautions may not be adequate to prevent serious personal injuries or loss of life, damage to property or delays. We are currently developing the remaining project. However, if accidents occur during the construction of our remaining project, there may be serious delays, including delays imposed by regulators, liabilities and possible losses which may not be covered by insurance, and our business, prospects and reputation may be materially and adversely affected.
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
Our contractors may face difficulties in finding sufficient labor at an acceptable cost, which could cause delays and increase construction costs in the development of our remaining project.
The contractors we retain to construct our projects may face difficulties and competition in finding qualified construction labor and managers as more projects commence construction in Macau and as substantial construction activity continues in the PRC as well as due to the imposition of travel restrictions, such as the travel restrictions imposed as a result of a
COVID-19
outbreak. Immigration and labor regulations as well as travel restrictions in Macau or the PRC may cause our contractors to be unable to recruit sufficient laborers from the PRC to make up for any shortage in available labor in Macau and to help reduce the costs of construction, which could cause delays and increase the construction costs of our remaining project. The
COVID-19
outbreak has caused, among others, disruptions to the supply and import of labor and also equipment and materials for our remaining project.
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
We cannot assure you that any such insurance policies we or Melco Resorts obtained or may obtain will be adequate to protect us from material losses. Certain acts and events, including any pandemic, epidemic of infectious diseases, earthquakes, hurricanes and floods, terrorist acts, or cybersecurity attacks could expose us to significant uninsured losses that may be, or are, uninsurable or too expensive to justify obtaining insurance. As a result, we, or Melco Resorts, may not be successful in obtaining insurance without increases in cost or decreases in coverage levels. In addition, in the event of a substantial loss, the insurance coverage we carry or benefit from may not be sufficient to pay the full market value or replacement cost of our lost investment or in some cases could result in certain losses being totally uninsured. In addition to the damages caused directly by a casualty loss (such as fire or natural disasters), infectious disease outbreaks or terrorist acts, we may suffer a disruption of our business as a result of these events or be subject to claims by third parties who may be injured or harmed. As an example, the
COVID-19
outbreak has resulted in many governments around the world, including in Macau, placing quarantines disallowing residents to travel into or outside of the quarantined area, enforcing business closures and other restrictions. While we intend to continue carrying business interruption insurance and general liability insurance, such insurance may not be available on commercially reasonable terms, or at all, and, in any event, may not be adequate to cover any losses that may result from such events.
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
Studio City Entertainment’s tax exemption from complementary tax on income received from the Gaming Operator under the Services and Right to Use Arrangements expired in 2021.
Companies in Macau are subject to complementary tax of 12% of taxable income, as defined in relevant tax laws. The Macau government granted to Studio City Entertainment, one of our subsidiaries, a Macau complementary tax exemption until 2021 on profits generated from income received from the Gaming Operator, to the extent that such income results from gaming operations within Studio City Casino and has been subject to gaming taxes. Studio City Entertainment has applied for the extension of the complementary tax exemption for 2022. However, we cannot assure you that the complementary tax exemption to Studio City Entertainment will be extended beyond its expiration date. If the tax exemption cannot be extended and we are held liable for complementary tax, it may have a material adverse effect on our financial condition.
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
Furthermore, the PRC has tightened currency exchange controls and restrictions on the export and conversion of the Renminbi, the currency of mainland China, in recent years. Restrictions on the export of the Renminbi, as well as the increased effectiveness of such restrictions, may impede the flow of patrons from mainland China to Macau, inhibit the growth of gaming in those markets and negatively impact our gaming operations.
The PCAOB is currently unable to inspect our auditor in relation to their audit work performed for our financial statements and internal control over financial reporting and the inability of the PCAOB to conduct inspections over our auditor deprives our investors with the benefits of such inspections.
Our auditor, the independent registered public accounting firm that issues the audit reports included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board (United States), or the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Since our auditor is located in Hong Kong, a special administrative region of the PRC where the PCAOB has been unable to conduct inspections without the approval of the local authorities, our auditor and its audit work is not currently inspected by the PCAOB.
This lack of PCAOB inspections prevents the PCAOB from fully evaluating audits and quality control procedures of our independent registered public accounting firm. As a result, we and investors of our ADSs are deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in Hong Kong makes it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of Hong Kong and China that are subject to the PCAOB inspections, which could cause investors and potential investors of our securities to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

Our ADSs may be delisted and our ADSs and shares prohibited from trading in the over-the-counter market under the Holding Foreign Companies Accountable Act, or the HFCAA, if the PCAOB is unable to inspect or fully investigate auditors located in Hong Kong. On December 16, 2021, the PCAOB issued the HFCAA Determination Report, according to which our auditor is subject to the determinations that the PCAOB is unable to inspect or investigate completely. Under the current law, delisting and prohibition from trading on a national securities exchange and in the over-the-counter market in the U.S. could take place in 2024. If this happens there is no certainty that we will be able to list our ADS or shares on a non-U.S. exchange or that a market for our shares will develop outside of the U.S. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.
As part of a continued regulatory focus in the United States on access to audit and other information currently protected by national law, in particular China’s, the HFCAA has been signed into law on December 18,
2020. The HFCAA states if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the U.S. Accordingly, under the current law this could happen in 2024.
On December 2, 2021, the SEC adopted final amendments to its rules implementing the HFCAA (the “Final Amendments”). The Final Amendments include requirements to disclose information, including the auditor name and location, the percentage of shares of the issuer owned by governmental entities, whether governmental entities in the applicable foreign jurisdiction with respect to the auditor has a controlling financial interest with respect to the issuer, the name of each official of the Chinese Communist Party who is a member of the board of the issuer, and whether the articles of incorporation of the issuer contains any charter of the Chinese Communist Party. The Final Amendments also establish procedures the SEC will follow in identifying issuers and prohibiting trading by certain issuers under the HFCAA.
On December 16, 2021, the PCAOB issued the HFCAA Determination Report, according to which our auditor is subject to the determinations that the PCAOB is unable to inspect or investigate completely.
The HFCAA or other efforts to increase U.S. regulatory access to audit information could cause investor uncertainty for affected issuers, including us, and the market price of the ADSs could be adversely affected. Additionally, whether the PCAOB will be able to conduct inspections of our auditor before the issuance of our financial statements on Form 20-F for the year ended December 31, 2023, which is due by April 30, 2024, or at all, is subject to substantial uncertainty and depends on a number of factors out of our control. If we are unable to meet the PCAOB inspection requirement in time, we could be delisted from the New York Stock Exchange and our ADSs will not be permitted for trading “over-the-counter” either. Such a delisting would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our listed securities. Also, such a delisting would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.
The potential enactment of the Accelerating Holding Foreign Companies Accountable Act would decrease the number of non-inspection years from three years to two, thus reducing the time period before our ADSs may be delisted or prohibited from trading on a national securities exchange and in the over-the-counter market. If this bill were enacted, our ADS could be delisted from the New York Stock Exchange and prohibited from over-the-counter trading in the U.S. in 2023.
On June 22, 2021, the U.S. Senate passed a bill known as the Accelerating Holding Foreign Companies Accountable Act, to amend Section 104(i) of the Sarbanes-Oxley Act of 2002 (15 U.S.C. 7214(i)) to prohibit securities of any registrant from being listed on any of the U.S. securities exchanges or traded over-the-counter if the auditor of the registrant’s financial statements is not subject to PCAOB inspection for two consecutive years, instead of three consecutive years as currently enacted in the HFCAA.

On February 4, 2022, the U.S. House of Representatives passed the America Competes Act of 2022 which includes the exact same amendments as the bill passed by the Senate. The America Competes Act however includes a broader range of legislation not related to the HFCAA in response to the U.S. Innovation and Competition Act passed by the Senate in 2021. The U.S. House of Representatives and U.S. Senate will need to agree on amendments to these respective bills to align the legislation and pass their amended bills before the U.S. President can sign into law. It is unclear when the U.S. Senate and U.S. House of Representatives will resolve the differences in the U.S. Innovation and Competition Act and the America Competes Act of 2022 bills, or when the U.S. President will sign on the bill to make the amendment into law, or at all.
In the case that the bill becomes the law, it will reduce the time period before our ADSs could be delisted from the New York Stock Exchange and prohibited from over-the-counter trading in the U.S. from 2024 to 2023.
Economic or trade sanctions and a heightened trend towards trade and technology
“de-coupling”
could negatively affect the relationships and collaborations with our suppliers, service providers, technology partners and other business partners, which could materially and adversely affect our competitiveness and business operations.
The United Nations and a number of countries and jurisdictions, including the PRC, the United States and the EU, have adopted various economic or trade sanction regimes. In particular, economic and trade sanctions have been threatened and/or imposed by the U.S. government on a number of
PRC-based
technology companies, including ZTE Corporation, Huawei Technologies Co., Ltd., or Huawei, Tencent Holdings Limited, certain of their respective affiliates, and other
PRC-based
technology companies. These PRC technology conglomerates manufacture and/or develop telecommunications and other equipment, software, mobile Apps and devices that are popular and widely used globally, including by us and by our customers, especially those in mainland China. Actions have been brought against ZTE Corporation and Huawei and related persons by the U.S. government. The United States has also in certain circumstances threatened to impose further sanctions, trade embargoes, and other heightened regulatory requirements on the PRC and
PRC-based
companies.
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
Climate change, environmental, social and governance and sustainability related concerns could have a significant negative impact on our business and results of operations.
Governments, regulatory authorities, investors, customers, employees and other stakeholders are increasingly focusing on environmental, social and governance, or ESG, and sustainability practices and disclosures, and expectations in this area are rapidly evolving and growing. There are also risks associated with the physical effects of climate change (including changes in sea levels, water shortages, droughts, typhoons and other extreme weather phenomena and natural disasters). Inability to maintain reliable energy supply due to extreme weather and climate change disruptions may also impact our business continuity. See “— Risks Relating to Conducting Business and Operating in Macau — Macau is susceptible to typhoons and heavy rainstorms that may damage our property and disrupt our operations.”

We are also subject to the changes in related laws and regulation and their compliance could be difficult and costly. The criteria by which our ESG and sustainability practices are assessed may also change due to the evolution of the sustainability landscape, which could result in greater expectations of us and cause us to undertake costly initiatives to satisfy such new criteria. If we are unable to satisfy such new criteria, stakeholders may conclude our policies and/or actions with respect to ESG and sustainability matters are inadequate. In addition, we utilize a significant amount of energy and water and produce a substantial amount of waste in our operations and any failure in our efforts to use materials efficiently or reduce waste may not meet the expectations of our stakeholders and our own ESG objectives. Compliance with future climate-related legislation and regulation, and our efforts to achieve emissions reduction targets, could also be difficult and costly. Consumer travel and consumption preferences may also shift due to sustainability related concerns or costs. As a result of the foregoing, we may experience significant increased operating and compliance costs, operating disruptions or limitations, reduced demand, and constraints on our growth, all of which could adversely affect our profits.
Risks Relating to Operating in the Gaming Industry in Macau
The Subconcession Contract expires in June 2022 and if the Gaming Operator is unable to secure an extension of the subconcession and thereafter a new concession, the Gaming Operator would be unable to operate Studio City Casino.
The Subconcession Contract expires on June 26, 2022. The Macau government has publicly stated that the concessions and subconcessions contracts may be extended until December 31, 2022 to enable the conclusion of the proposed amendments to Macau’s gaming law and the completion of the tender process for new concessions. In March 2022, the Gaming Operator filed an application with the Macau government for the extension of its Subconcession Contract until December 31, 2022 and, in connection with such application, will be required to pay an extension premium of up to MOP47 million (equivalent to approximately US$5.9 million) and provide a bank guarantee in favor of the Macau government for the payment of potential labor liabilities should the Gaming Operator not be granted a new concession (or have its subconcession further extended) after December 31, 2022. The extension of the Subconcession Contract is subject to the approval of the Macau government and execution of an addendum to the Subconcession Contract.
The Macau government has put forth to the Macau Legislative Assembly a proposed law to amend the gaming law pursuant to which it is contemplated that up to six new concessions may be granted with terms of up to ten years (which period may be extended, one or more times, for up to a maximum of an additional three years by dispatch from the Chief Executive of Macau). The
COVID-19
outbreak has affected and may continue to affect the Macau government’s process in relation to the award of new concessions and may hinder the process related to an extension of the current concessions and subconcessions. Apart from the existing three concessionaires and three subconcessionaries authorized to operate gaming activities in Macau, new bidders can also enter into the first public tender for the grant of concessions for the operation of gaming activities in Macau held after the amended law becomes effective. The new bidders, if any, could have more financial resources than the current concessionaires and subconcessionaries, among other things. In the event the Gaming Operator is not able to secure the extension of the subconcession and thereafter a new concession on terms favorable or acceptable to it, or at all, the Gaming Operator’s operations will cease on the current expiration date of June 26, 2022, and in accordance with current legislation on reversion of casino premises, Studio City Casino’s casino and gaming equipment operated by the Gaming Operator under its subconcession will revert to the Macau government without compensation. In such an event, our results of operations, financial condition, cash flows and prospects may be materially and adversely affected, and it would result in an event of default or a mandatory prepayment obligation under our credit facilities and the cancellation of committed amounts as well as a requirement to prepay the credit facilities in relation to such indebtedness in full. Furthermore, under the terms of the senior notes issued by our subsidiaries, we would also be required to offer to repurchase such notes at a price equal to 100% of their principal amount, plus accrued and unpaid interest and, if any, additional amounts and other amounts specified under such indebtedness to the date of repurchase. See also “— Risks Relating to Our Relationship with Melco Resorts — Changes in Melco Resorts’ share ownership, including a change of control of its subsidiaries’ shares, could result in our inability to draw loans or cause events of default under our indebtedness, or could require us to prepay or make offers to repurchase certain indebtedness.”
The Macau government may terminate the subconcession under certain circumstances without compensation to the Gaming Operator and may, pursuant to the Gaming Operator’s subconcession or the proposed law amending the gaming law, determine that Studio City Casino may not continue to operate under the Services and Right to Use Arrangements, which would prevent the operation of Studio City Casino.
Under the Gaming Operator’s subconcession, the Macau government has the right to unilaterally terminate the subconcession in the event of non-compliance
by the Gaming Operator with its basic obligations under the subconcession and applicable Macau laws. If such a termination were to occur, the Gaming Operator would be unable to operate gaming in Macau, including at Studio City Casino. Termination events include, among others, the operation of gaming without permission or operation of a business which does not fall within the business scope of the subconcession; abandonment of approved business or suspension of operations of its gaming business in Macau without reasonable grounds for more than seven consecutive days or more than 14 non-consecutive
days within one calendar year; transfer of all or part of the Gaming Operator’s operation in Macau in violation of the relevant laws and administrative regulations governing the operation of games of fortune or chance and other casino games in Macau and without Macau government approval; failure to pay taxes, premiums, levies or other amounts payable to the Macau government; and systematic non-compliance
with the Macau Gaming Law’s basic obligations. These events could lead to the termination of the Gaming Operator’s subconcession without compensation and the Gaming Operator would be unable to operate gaming in Macau, which may have a material adverse effect on our financial condition, results of operations and cash flows and could result in defaults under our indebtedness agreements and a partial or complete loss of our investments in Studio City. In many of these instances, the Subconcession Contract does not provide a specific cure period within which any such events may be cured and, instead, the Gaming Operator would rely on consultations and negotiations with the Macau government to remedy any such violation.
Under the terms of the Services and Right to Use Arrangements to which Studio City Entertainment, one of our subsidiaries, is a party, the Gaming Operator has agreed to operate Studio City Casino. If, upon termination of the Gaming Operator’s subconcession, or upon the effectiveness of the law amending the gaming law, or upon the Gaming Operator being awarded a new concession, Studio City Entertainment were not able to continue the same arrangements or enter into similar arrangements, Studio City Casino may not be able to continue to operate in the same manner or at all, and the casino and gaming equipment operated by the Gaming Operator under its subconcession will revert to the Macau government without compensation.
Further, under the proposed law amending the gaming law initially put forth for review by the Macau government, during a transition period of three years, Studio City Entertainment shall be subject to the legal framework set for management companies. See “Item 4. Information on the Company — B. Business Overview — Gaming Regulations.” If Studio City Entertainment were to breach the obligations set for management companies or were to be found unsuitable or to undertake actions that are inconsistent with the Gaming Operator’s subconcession terms and requirements, the terms and requirements of a new concession or any then applicable law, the Gaming Operator could suffer penalties, including the termination of its subconcession, or any new concession, and the Macau government may determine that Studio City Casino may not continue to operate under the Services and Right to Use Arrangements or at all. This could have a material adverse effect on our financial condition, results of operations and cash flows and could result in defaults under our indebtedness, and a partial or complete loss of our investments in Studio City. For details of the terms of the Services and Right to Use Arrangements, see “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions — Services and Right to Use Arrangements.”
Under the Gaming Operator’s subconcession, the Macau government is allowed to request various changes in the plans and specifications of the properties operated by the Gaming Operator, including the Studio City Casino, and to make various other decisions and determinations that may be binding on us. The proposed law amending the gaming law also grants the Macau government authority to require for changes and specifications to be made to properties operated by concessionaires, including the Gaming Operator. In addition, the Chief Executive of Macau has the right to, and the proposed law amending the gaming law contemplates, the increase of the Gaming Operator’s share capital or that the Gaming Operator provides certain deposits or other guarantees of performance with respect to its obligations in any amount determined by the Macau government to be necessary. The Gaming Operator also needs to first obtain the approval of the Macau governmental authorities before raising certain financing. The Gaming Operator’s ability to incur indebtedness or raise equity may be further restricted by its existing and any future financings. As a result, we cannot assure you that the Gaming Operator will be able to comply with these requirements or any other requirements of the Macau government or with the other requirements and obligations imposed by the subconcession, a new concession or the law amending the gaming law or other related regulations.
The Subconcession Contract also contains various covenants and other obligations as to which the determination of compliance is subjective, and any failure to comply with any such covenant or obligation could result in the termination of the subconcession. For example, requirements of compliance with general and special duties of cooperation and special duties of information may be subjective, and we cannot assure you that the Gaming Operator will always be able to operate gaming activities in a manner satisfactory to the Macau government. The recently proposed law amending the Macau gaming law also contemplates imposing various covenants and obligations the determination of which is discretionary or subjective. Accordingly, we will be impacted by the Gaming Operator’s continuing communications and good faith negotiations with the Macau government to ensure that the Gaming Operator is performing its obligations under the subconcession, a new concession and then applicable law in a manner that would avoid any violations.
Furthermore, pursuant to the Subconcession Contract, the Gaming Operator is obligated to comply not only with the terms of that agreement, but also with laws, regulations, rulings and orders that the Macau government might issue or enact in the future. We cannot assure you that it will be able to comply with all such laws, regulations, rulings or orders or that any such laws, regulations, rulings or orders would not adversely affect its ability to operate the Studio City Casino. If any disagreement arises between the Gaming Operator and the Macau government regarding the interpretation of, or its compliance with, a provision of the Subconcession Contract or then applicable law, we will be relying on its consultation and negotiation process with the applicable Macau government department as described above. During any such consultation, however, the Gaming Operator will be obligated to comply with the terms of the Subconcession Contract or law, as interpreted by the Macau government.
Upon the expiration or termination of the Gaming Operator’s subconcession by the Macau government, all of the Gaming Operator’s casino and gaming equipment, including Studio City Casino’s gaming area and equipment, would revert to the Macau government without compensation to the Gaming Operator.
Studio City Casino faces intense competition in the gaming industry of Macau and elsewhere in Asia, and it may not be able to compete successfully.
The gaming industry in Macau and elsewhere in Asia is highly competitive. Our competitors include many of the largest gaming, hospitality, leisure and resort companies in the world. Some of these current and future competitors are larger than us and may have more diversified resources, better brand recognition and greater access to capital to support their developments and operations in Macau and elsewhere. In particular, in recent years, some of our competitors have opened new properties, expanded operations and/or announced their intention for further expansion and developments in Cotai, where Studio City is located. For example, Galaxy Casino, S.A., or Galaxy, opened Galaxy Macau Resort in Cotai in May 2011, phase 2 of the Galaxy Macau Resort opened in May 2015 and phase 3 of the Galaxy Macau Resort is currently being developed and expected to be completed and fully operational as early as 2022, while phase 4 is expected to be completed and operational within a few years after the completion of Phase 3. Sands Cotai Central in Cotai opened in April 2012, Wynn Palace opened in August 2016, Parisian Macao opened in September 2016 and MGM Cotai opened in February

2018. In addition, Sociedade de Jogos de Macau, S.A., or SJM, opened Grand Lisboa Palace in July 2021 and Sands Cotai Central in Cotai has been rebranded and redeveloped into The Londoner Macau, which opened in February 2021.
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
Currently, Macau is the only region in the Greater China area offering legal casino gaming. Although the PRC government has strictly enforced its regulations prohibiting domestic gaming operations, there may be casinos in parts of the PRC that are operated illegally and without licenses. In addition, there is no assurance that the PRC will not in the future permit domestic gaming operations. Competition from casinos in the PRC, legal or illegal, could materially and adversely affect our business, results of operations, financial condition, cash flows and prospects.
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
Gaming is a highly regulated industry in Macau and is subject to the risk of changes in laws and policies. Current laws, such as licensing requirements, tax rates and other regulatory obligations, including those for anti-money laundering, could change or become more stringent resulting in additional regulations being imposed upon gaming operations in Macau as well as increased audits and inspections by regulators, including the Studio City Casino. Any such adverse developments in the regulation of the gaming industry could be difficult to comply with and could significantly increase costs, which could cause Studio City Casino to be unsuccessful and adversely affect our financial performance.
Under the initially proposed law amending the gaming law, it is contemplated that concessionaires will become subject to the payment of a special premium if the actual gross gaming revenue of a concessionaire does not reach the minimum limit set by the Macau government in an amount equal to the difference between the amount of the special tax on games of chance payable, calculated according to the actual gross gaming revenue, and such minimum limit. The actual gross revenue is calculated based on the maximum number of gaming tables and gaming machines authorized for the concessionaire in the year to which it relates. The minimum limit for gross gaming revenue of each gaming table and each gaming machine is determined by dispatch from the Chief Executive of Macau. If the minimum limit is set at a higher or substantially higher level than the actual gross gaming revenue for the relevant period, Studio City Casino’s financial performance and results of operation may be materially and adversely affected.

While the Gaming Operator does not currently have gaming promoters arrangements at the Studio City Casino following their cessation in December 2021, if the Gaming Operator decides to enter into new arrangements with gaming promoters in the future, such arrangements and related activities will be subject to the requirements under the applicable laws and regulations. In September 2009, the Macau government set a cap on commission payments to gaming promoters of 1.25% of net rolling. This policy may limit the Gaming Operator’s ability to develop successful relationships with gaming promoters from time to time in the future and attract VIP rolling chip players, which in turn may adversely affect the financial performance of the VIP rolling chip operations at Studio City Casino. In addition, the Macau government is currently considering amending the Macau Administrative Regulation no. 6/2002, as amended by the Administrative Regulation 27/2009, which, if adopted, would, among other things, impose more stringent and restrictive licensing requirements for gaming promoters. Separately, the proposed law amending the gaming law contemplates that gaming promoters may only operate with one concessionaire and that revenue share and fixed room operations are not permitted. Any failure to comply with these regulations, as they may be applicable, may result in the imposition of liabilities, fines and other penalties and may materially and adversely affect the Gaming Operator’s subconcession or new concession or the operation of the Studio City Casino. See “Item 4. Information on the Company — B. Business Overview — Gaming Promoters Regulations.”
In addition, the Macau government has imposed regulations and restrictions that affect the minimum age required for entrance into casinos in Macau, entry into casinos by off-duty
gaming-related employees, location requirements for sites with gaming machine lounges, data privacy and other matters. Any such legislation, regulation or restriction which is being or may in the future be imposed by the Macau government may have a material adverse impact on our operations, business and financial performance. Furthermore, our inability to address any of these requirements or restrictions imposed by the Macau government could adversely affect our reputation and result in criminal or administrative penalties, in addition to any civil liability and other expenses. See “Item 4. Information on the Company — B. Business Overview — Gaming Regulations.”
Also, starting from January 1, 2019, smoking on the premises of casinos is only permitted in authorized segregated smoking lounges with no gaming activities, and such segregated smoking lounges are required to meet certain standards determined by the Macau government. Studio City Casino currently has a number of segregated smoking lounges. We cannot assure you that the Macau government will not enact more stringent smoking control legislations. Such limitations imposed on smoking have and may deter potential gaming patrons who are smokers from visiting casinos in Macau, which could adversely affect our business, results of operations and financial condition. See “Item 4. Information on the Company — B. Business Overview — Smoking Regulations.”
Furthermore, in March 2010, the Macau government announced that the number of gaming tables operating in Macau should not exceed 5,500 until the end of the first quarter of 2013. On September 19, 2011, the Secretary for Economy and Finance of the Macau government announced that for a period of ten years thereafter, the total number of gaming tables to be authorized in Macau will increase by an amount equal to an average 3% per annum for ten years. The Macau government subsequently clarified that the allocation of tables over this ten-year
period does not need to be uniform and tables may be
pre-allocated
to new properties in Macau. Under the proposed law amending the gaming law, if adopted in its current form, the maximum number of gaming tables permitted to be operated by a concessionaire will be determined by the Chief Executive of Macau and gaming tables previously allocated may be revoked if certain minimum gross gaming revenue thresholds are not met for two consecutive years or the tables are not fully utilized without reason within a certain period. There is no assurance that the Studio City Casino will be allocated any new gaming tables or be able to retain any existing gaming tables authorized by the Macau government. The Macau government does not currently allow tables authorized for mass market gaming operations to be utilized for VIP gaming operations or the reallocation of gaming tables between properties operated by the same concessionaire or subconcessionaire. Some of these restrictions may not be legislated or enacted into statutes or ordinances and, as such, different policies, may be adopted, and existing policies amended, at any time by the relevant Macau government authorities.

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

•
Limited Availability of Credit to Gaming Patrons.
The Gaming Operator conducts its table gaming activities at Studio City Casino partially on a credit basis. The Gaming Operator may extend credit to certain of its patrons. Any general economic downturn and turmoil in the financial markets may result in broad limitations on the availability of credit from credit sources as well as lengthening the recovery cycle of extended credit. In particular, due to credit conditions in the PRC and the tightening of cross-border fund transfers by the PRC government to control capital outflows in recent years, the number of visitors to Macau from the PRC, as well as the amounts they are willing to spend in casinos, may decrease, which could have a material adverse effect on our business, financial condition and results of operations.

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

•
Risk of Fraud or Cheating of Gaming Patrons and Staff.
Gaming customers may attempt or commit fraud or cheat in order to increase their winnings, including in collusion with the casino’s staff. Internal acts of cheating could also be conducted by staff through collusion with dealers, surveillance staff, floor managers or other gaming area staff. Failure to discover such acts or schemes in a timely manner could result in losses in Studio City Casino operations and negative publicity for Studio City. In addition, gaming promoters, if any, or other persons could, without the knowledge of the Gaming Operator, enter into betting arrangements directly with patrons on the outcomes of games of chance, thus depriving Studio City Casino of revenues.

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
Pursuant to the terms of the Macau Gaming Law, the Macau government is precluded from granting more than three gaming concessions. Each concessionaire was permitted to enter into a subconcession agreement with one subconcessionaire. The total number of concessions and subconcessions granted in Macau is six. The initially proposed law amending the gaming law under review by the Macau Legislative Assembly contemplates the award of up to six concessions in total and the prohibition of subconsessions. Even if the Gaming Operation is able to secure any new concession, in the event any new bidder apart from the existing concessionaires and subconcessionaries is able to secure one or more of the new concessions, these new concessionaires may have more competitive advantages than the Gaming Operator and could cause Studio City Casino to lose or be unable to maintain or gain market share. In addition, the policies and laws of the Macau government could result in the grant of additional concessions or subconcessions, which could significantly increase competition in Macau and also cause Studio City Casino to lose or be unable to maintain or gain market share and as a result, adversely affect our business.
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

The Gaming Operator also deals with significant amounts of cash in Studio City Casino’s operations and is subject to various reporting and anti-money laundering regulations as well as audits and inspections by regulators. Any incidents of money laundering, accusations of money laundering or regulatory investigations into possible money laundering activities involving Studio City Casino, its staff, gaming promoters, if any, or customers or others with whom it is associated could have a material adverse impact on our reputation, business, cash flow, financial condition, prospects and results of operations. Any serious incident of, or repeated violation of, laws related to money laundering or any regulatory investigation into money laundering activities may cause a revocation or suspension of the subconcession held by the Gaming Operator. For more information regarding anti-money laundering regulations in Macau, see “Item 4. Information on the Company — B. Business Overview — Anti-Money Laundering and Terrorism Financing Regulations.”
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
Conflicts of interest may arise between Melco Resorts and us in a number of areas relating to our past and ongoing relationships. Potential conflicts of interest include:

•
Other Integrated Resorts in Macau.
Melco Resorts owns other integrated resorts in Macau and the Gaming Operator, as a subsidiary of Melco Resorts, operates casinos and gaming areas at such resorts owned by Melco Resorts. The ownership and operation of City of Dreams and Altira Macau by Melco Resorts and the Gaming Operator may divert their attention and resources. For example, VIP rolling chip operations at Studio City Casino are operated by the Gaming Operator under the Services and Right to Use Arrangements and the VIP tables used in such operations were initially allocated by the Macau government for operation by the Gaming Operator at gaming areas of the Gaming Operator’s other properties in Macau. The Gaming Operator will continue VIP rolling chip operations at the Studio City Casino until December 31, 2022, subject to early termination with 30 days’ prior notice by either Studio City Entertainment or the Gaming Operator. Any discontinuation of operation of VIP tables at Studio City Casino and potential allocation of such VIP tables to other Melco Resorts properties, as well as any strategic decisions made by Melco Resorts to focus on their other projects in Macau rather than us, could materially and adversely affect our financial condition and results of operations.

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
Credit facility agreements relating to certain of our indebtedness contain change of control provisions, including in respect of Melco Resorts’ obligations relating to the control and/or ownership of certain of its and our subsidiaries including their and our assets. Under the terms of such credit facility agreements, the occurrence of certain change of control events, including a decline below certain thresholds in the aggregate direct or indirect shareholdings in certain of Melco Resorts’ subsidiaries, including Studio City Holdings Five Limited, Studio City Finance and Studio City Investments, may result in an event of default and/or a cancellation of committed amounts as well as a requirement to prepay the credit facilities in relation to such indebtedness in full.
The terms of the agreement of certain indebtedness also contain change of control provisions whereby the occurrence of a relevant change of control event will require us to offer to repurchase the securities at a price equal to 101% of their principal amount, plus accrued and unpaid interest and, if any, additional amounts and other amounts specified under such indebtedness to the date of repurchase.
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
Risks Relating to Conducting Business and Operating in Macau
Our business, financial condition and results of operations may be materially and adversely affected by any economic slowdown in Macau, the PRC and nearby Asia regions as well as globally.
All of our operations are in Macau. Accordingly, our results of operations and financial condition may be materially adversely affected by significant political, social and economic developments in Macau and the PRC. A slowdown in economic growth in the PRC could adversely impact the number of visitors from the PRC to Studio City as well as the amount they are willing to spend in our hotel, restaurants and other facilities as well as at Studio City Casino, which could have a material adverse effect on our results of the operations and financial condition. Various factors have recently negatively impacted economic growth in the PRC, including the government’s efforts to cool the PRC’s housing market and disruptions caused by
COVID-19,
leading to reduced consumer discretionary budget and ultimately affecting their spend on travel and leisure. Moreover, the PRC’s common prosperity drive which started in 2021 aims to narrow the nation’s wealth gap by reducing wealth inequality; any changes in the income tax rate or government policy which discourages conspicuous consumption may affect the spending patterns of our patrons. All of these measures as well as a number of measures taken by the PRC government in recent years to control the rate of economic growth, including those designed to tighten credit and liquidity, may have contributed to a slowdown of the PRC’s economy. According to the National Bureau of Statistics of China, the PRC’s GDP growth rate was 8.1% in 2021. Although this figure was higher than the 2.2% in 2020, the GDP growth has been slowing down on each sequential quarter with the fourth quarter of 2021 reporting a 4.0% year-over-year growth only. Any slowdown in the PRC’s future growth may have an adverse impact on financial markets, currency exchange rates and other economies, as well as the spending of visitors in Macau and Studio City. There is no guarantee that economic downturns, whether actual or perceived, any further decrease in economic growth rates or an otherwise uncertain economic outlook in the PRC will not occur or persist in the future, that they will not be protracted or that governments will respond adequately to control and reverse such conditions, any of which could materially and adversely affect our business, financial condition and results of operations
In addition, the global macroeconomic environment is facing significant challenges, including the effects from the global
COVID-19
outbreak and dampened business sentiment and outlook. These events have also caused significant declines as well as volatility in global equity and debt capital markets, further elevating the risk of an extended global economic downturn or even a global recession that could in turn trigger a contraction of liquidity in the global credit markets. Even prior to these events, the global economy was facing the end of quantitative easing by the U.S. Federal Reserve, the economic slowdown in the Eurozone in 2014, uncertainties relating to the United Kingdom’s withdrawal from the European Union, the continuation of international trade conflicts, including the trade disputes between the United States and the PRC and the potential further escalation of trade tariffs and related retaliatory measures between these two countries and globally. The United States and the PRC have, in recent years, been involved in disputes over trade policies and practices and each has implemented or proposed to implement tariffs on certain imported products. There is considerable uncertainty over the impact and duration of the
COVID-19
outbreak on the global macroeconomic environment. In addition, tensions between the United States and the PRC have continued to escalate in 2021 in connection with ongoing trade disputes as well as other political factors, including the
COVID-19
outbreak and the status of Hong Kong. Finally, rising inflation rates globally and in Macau may not only weaken discretionary spending of our customers but also increase our operating costs due to possible hikes in salary payments for our staff or key expenditures in our business. Potential interest rate hikes from one or more central banks across the world to address inflation or other macroeconomic factors would increase the cost of credit throughout the economies, impacting cashflows for both businesses and consumers as they spend more on interest payments, which in turn reduces the amount available for capital investments and for discretionary consumption.
Continued rising political tensions could reduce levels of trade, investment, technological exchanges and other economic activities between the two major economies, which would have a material adverse effect on global economic conditions and the stability of global financial markets. The introduction of the National Security Law for Hong Kong and the U.S. State Department’s statements in reaction to it has resulted in a further deterioration in the
Sino-U.S.
bilateral relationship, which could negatively affect the PRC economy and its demand for gaming and leisure activities.
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
Considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and the PRC, remains. There have been concerns over conflicts, unrest and terrorist threats in the Ukraine, Middle East, Europe and Africa, including the recent military conflict between Russia and Ukraine has led to sanctions and export controls being imposed by the United States, the European Union, the United Kingdom and other countries targeting Russia, its financial system and major financial institutions and certain Russian entities and persons. The conflict has also caused volatility in global financial markets as well as rising prices in oil, gas and other commodities. In addition, concerns over conflicts involving the United States and Iran and potential conflicts involving the Korean peninsula persist. Any severe or prolonged slowdown in the global economy or increase in international trade or political conflicts may materially and adversely affect our business, results of operations and financial condition. In addition, continued turbulence in the international markets may adversely affect our ability to access capital markets to meet liquidity needs.
Studio City Casino’s operations could be adversely affected by foreign exchange restrictions on the Renminbi.
Gaming operators in Macau are currently prohibited from accepting wagers in Renminbi, the currency of the PRC. There are currently restrictions on the export of the Renminbi outside of the PRC, including to Macau. For example, a PRC citizen traveling abroad is only allowed to take a total of RMB20,000 (US$3,137) plus the equivalent of up to US$5,000 out of the PRC. Moreover, an annual limit of RMB100,000 (US$15,684) on the aggregate amount that can be withdrawn overseas from PRC bank accounts was set by the PRC government, with effect on January 1, 2018. In addition, the PRC government’s ongoing anti-corruption campaign has led to tighter monetary transfer regulations, including real-time monitoring of certain financial channels, reducing the amount that
PRC-issued
ATM cardholders can withdraw in each withdrawal, imposing a limit on the annual aggregate amount that may be withdrawn and the launch of facial recognition and identity card checks with respect to certain ATM users, which could disrupt the amount of money visitors can bring from mainland China to Macau. Furthermore, the Macau government has launched identity card checks with respect to certain ATM users and recently recommended banks perform adequate due diligence and monitoring of merchants with respect to usage of point-of-sales
machines, such as cash registers where a customer is charged for goods or services purchased. These measures may limit liquidity availability and curb capital outflows. In addition, on June 12, 2017, a law with respect to the control of cross-border transportation of cash and other negotiable instruments to the bearer was enacted and came into effect on November 1, 2017. In accordance with such law, all individuals entering Macau with an amount in cash or negotiable instrument to the bearer equal to or higher than the amount of MOP120,000 (US$14,939) as determined by the Chief Executive of Macau are required to declare such amount to the customs authorities. For further details, please refer to “Item 4. Information on the Company — B. Business Overview — Control of Cross-border Transportation of Cash Regulations.” The adoption of digital currency by the Chinese government may also cause more restrictions on the export of the Renminbi out of the PRC, which may impede the flow of customers from the PRC to Macau, inhibit the growth of gaming in Macau and negatively impact the operation of Studio City Casino.
Policies, campaigns and measures adopted by the PRC and/or Macau governments from time to time could materially and adversely affect our operations.
Our operating results may be adversely affected by:

•	tightening of travel restrictions to Macau or from the PRC, including due to the outbreak of infectious diseases, such as the COVID-19 outbreak;

•	austerity measures which may be imposed by the PRC government;

•	changes in government policies, laws and regulations, or in the interpretation or enforcement of these policies, laws and regulations;

•	changes in cross-border fund transfer and/or foreign exchange regulations or policies effected by the PRC and/or Macau governments;

•	measures taken by the PRC government to deter marketing of gaming activities to mainland Chinese residents by offshore casinos;

•	measures that may be introduced to control inflation, such as interest rate increases or bank account withdrawal controls; and

•	changes in the rate or method of taxation by the Macau government.
A significant number of the customers of Studio City Casino come from, and are expected to continue to come from, the PRC. Any travel restrictions imposed by the PRC, such as the travel restrictions imposed due to the
COVID-19
outbreak, could negatively affect the number of patrons visiting Studio City from the PRC. Since mid-2003,
under the Individual Visit Scheme, or IVS, PRC citizens from certain cities have been able to travel to Macau individually instead of as part of a tour group. In mid-2008
through 2010, the PRC government adjusted its visa policy and limited the number of visits PRC citizens may make to Macau in a given time period. The PRC also banned “zero fare tours,” popular among visitors to Macau from the PRC, whereby travelers avail the services of tour guides at minimal or no cost if they agree to shop in designated areas in exchange. Further, in 2014, the PRC government and the Macau government tightened visa transit policies for mainland China residents. Starting on July 1, 2014, the Macau government has tightened transit visa rule implementation, limiting such travelers to a five-day
stay, with documented proof that they were going to a third destination. From July 2015, Macau eased the restrictions and again allowed mainland Chinese passport holders who transit via the city to stay for up to seven days. While the PRC government has restricted and then loosened IVS travel frequently, it has recently indicated its intention to maintain tourism development by opening the IVS to more PRC cities to visit Macau. In March 2016, for instance, the Ministry of Public Security of China announced a new practice to make it easier for some mainland Chinese citizens to apply for the IVS visa. It is unclear whether these and other measures will continue to be in effect or become more restrictive in the future. For instance, as a result of the
COVID-19
outbreak, the PRC government suspended the issuance of group and individual travel visas from the PRC to Macau. The IVS program was fully resumed by the PRC government on September 23, 2020. A decrease in the number of visitors from the PRC could adversely affect Studio City’s results of operations.
In addition, certain policies and campaigns implemented by the PRC government may lead to a decline in the number of patrons visiting Studio City and the amount of spending by such patrons. The strength and profitability of our business depends on consumer demand for integrated resorts in general and for the type of luxury amenities that a gaming operator offers. Initiatives and campaigns undertaken by the PRC government in recent years have resulted in an overall dampening effect on the behavior of PRC consumers and a decrease in their spending, particularly in luxury good sales and other discretionary spending. For example, the PRC government’s ongoing anti-corruption campaign has had an overall dampening effect on the behavior of PRC consumers and their spending patterns both domestically and abroad. In addition, the number of patrons visiting Studio City may be affected by the PRC government’s focus on deterring marketing of gaming to mainland Chinese citizens by casinos and its initiatives to tighten monetary transfer regulations, increase monitoring of various transactions, including bank or credit card transactions, reduce the amount that
PRC-issued
ATM cardholders can withdraw in each withdrawal and impose a limit on the annual aggregate amount that may be withdrawn. For example, certain staff of a foreign casino were convicted in the PRC in connection with gaming-related promotional activities in the PRC which created regulatory uncertainty on marketing activities in the PRC. More recently, amendments to the PRC’s criminal laws, which provide that anyone that organizes trips for PRC citizens for the purpose of gambling outside of mainland China, including Macau, may be deemed to have conducted a criminal act, came into effect on March 1, 2021. Furthermore, in November 2021, the Court of Final Appeal in Macau issued a final unappealable decision that a gaming operator is jointly liable with a gaming promoter for the refund of funds deposited with such gaming promoter and the Macau authorities arrested executives from a gaming promoter for alleged illegal overseas gaming related activities. In January 2022, the Macau authorities also arrested an executive from another gaming promoter and certain related individuals. The PRC government has also developed its digital currency and has performed certain test trials in its application within mainland China. If a digital currency is adopted by the Macau government for gaming operations in Macau, there could be a material and adverse impact on Studio City Casino’s VIP rolling chip operations if limitations on transactions per player are also introduced in conjunction with the adoption of the digital currency. A wide interpretation, application or enforcement of these laws and regulations by the PRC governmental authorities could have a material and adverse effect on our business and prospects, financial condition and results of operations.
Our operations in Macau are also exposed to the risk of changes in laws and policies that govern operations of Macau-based companies. Tax laws and regulations may also be subject to amendment or different interpretation and implementation, thereby adversely affecting our profitability after tax. Further, certain terms of the Gaming Operator’s subconcession, the proposed extension of such subconcession from June 26, 2022 to December 31, 2022, or the grant of a new concession may be subject to negotiations with the Macau government, including with respect to the amount of any premium the Gaming Operator will be obligated to pay the Macau government in order to continue operations including at Studio City Casino. For example, the proposed law to amend the Macau gaming law contemplates the payment of a special premium if gross gaming revenue falls below the gross gaming revenue threshold set by the Macau government. As Studio City Entertainment is expected to fund part of the premium for the operation of Studio City Casino, increased premium could have a material adverse effect on the results of our operations and financial condition. Significantly increased regulatory scrutiny of gaming promoters in Macau has resulted, and may continue to result, in the cessation of business of many gaming promoters. In December 2021, the Gaming Operator terminated the arrangements with gaming promoters in Macau, including at Studio City Casino.

Uncertainties in the legal systems in the PRC may expose us to risks.
We are based in and have all of our operations in Hong Kong and Macau. In addition, as a significant number of our customers come from, and are expected to continue to come from, the PRC, our results of operations and financial condition may be materially and adversely affected by significant regulatory developments not only in Macau but also in the PRC. Gaming related activities in the PRC, including marketing activities, are strictly regulated by the PRC government and subject to various PRC laws and regulations. The PRC legal system continues to rapidly evolve and the interpretations of many laws, regulations and rules are not always uniform. In addition, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all. As a result, we may not be aware of all policies and rules imposed by the PRC authorities which may affect or relate to our business and operations. There is also no assurance that our interpretation of the laws and regulations that affect our activities in the PRC is or will be consistent with the interpretation and application by the PRC governmental authorities. These uncertainties may impede our ability to assess our legal rights or risks relating to our business and activities. Any changes in the laws and regulations, or in the interpretation or enforcement of these laws and regulations, which affect gaming related activities in the PRC could have a material and adverse effect on our business and prospects, financial condition and results of operations. The PRC may also intervene or influence our operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in PRC-based issuers, which could result in a material change in our operations and/or the value of our ordinary shares. Additionally, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, any such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or be worthless. See also “— Risks Relating to Our Business — Failure to protect the integrity and security of company staff, supplier and customer information and comply with cybersecurity, data privacy, data protection or any other laws and regulations related to data may materially and adversely affect our business, financial condition and results of operations, and/or result in damage to reputation and/or subject us to fines, penalties, lawsuits, restrictions on our use or transfer of data and other risks.”
In addition, PRC administrative and court authorities have significant discretion in interpreting and implementing statutory terms. Such discretion of the PRC administrative and court authorities increases the uncertainties in the PRC legal system and makes it difficult to evaluate the likely outcome of any administrative and court proceedings in the PRC. Any litigation or proceedings in the PRC may be protracted and result in substantial costs and diversion of our resources and management attention. Any such litigation or proceedings could have a material adverse effect on our business, reputation, financial condition and results of operations.
Terrorism, violent criminal acts, the uncertainty of war, widespread health epidemics or pandemics, political developments and other factors affecting discretionary consumer spending and leisure travel may reduce visitation to Macau and harm our operating results.
The strength and profitability of our business will depend on consumer demand for integrated resorts and leisure travel in general. Terrorist and violent criminal activities in Europe, the United States, Southeast Asia and elsewhere, military conflicts in the Middle East, social events and natural disasters such as typhoons, tsunamis and earthquakes, and outbreaks of widespread health epidemics or pandemics, including the
COVID-19
outbreak, among other things, have negatively affected travel and leisure expenditures. Terrorism, other criminal acts of violence or social events and widespread health epidemics or pandemics could have a negative impact on international travel and leisure expenditures, including lodging, gaming and tourism. We cannot predict the extent to which such acts may affect us, directly or indirectly, in the future. See also “— Risks Relating to Our Business — The
COVID-19
outbreak has had, and will likely continue to have, an adverse effect on our operations, which has negatively affected and may continue to materially impact our business, prospects, financial condition and results of operations” and “— An outbreak of widespread health epidemics or pandemics, contagious disease or other outbreaks may have an adverse effect on the economies of affected countries or regions and may have a material adverse effect on our business, financial condition and results of operations.”

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
Our operations could be, and in certain cases, such as the
COVID-19
outbreak, have been adversely affected by the outbreak of widespread health epidemics or pandemics, such as swine flu, avian influenza, severe acute respiratory syndrome (SARS), Middle East respiratory syndrome (MERS), Zika and Ebola. The occurrence of such health epidemics or pandemics, prolonged outbreak of an epidemic illness or other adverse public health developments in the PRC or elsewhere in the world could materially disrupt our business and operations. Such events could significantly impact our industry and cause severe travel restrictions between the PRC and Macau as well as temporary or prolonged closures of the facilities we use for our operations and disruptions to public transportation, which could severely disrupt our operations and have a material adverse effect on our business, financial condition and results of operations. Such events may also indirectly and materially adversely impact our operations by negatively impacting the outlook, growth or business sentiment in the global, regional or local economy. See also “— Risks Relating to Our Business — The
COVID-19
outbreak has had, and will likely continue to have, an adverse effect on our operations, which has negatively affected and may continue to materially impact our business, prospects, financial condition and results of operations.”
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
Risks Relating to Our Shares and ADSs
We are a Cayman Islands holding company. Our sole material asset is our equity interest in MSC Cotai and we will be accordingly dependent upon distributions from MSC Cotai to pay dividends and cover our corporate and other expenses.
We are a Cayman Islands holding company and have no material assets other than our equity interest in MSC Cotai. We have also undertaken that we will not own equity interests in any other entity other than MSC Cotai and that we will contribute to MSC Cotai all net proceeds received by us from sales of equity securities and sales of assets. Please see “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions —
Pre-IPO
Organizational Transactions.” Because we will have no independent means of generating revenue, our ability to pay dividends, if any, and cover our corporate and other expenses is dependent on the ability of MSC Cotai to generate revenue to pay such dividends and expenses. This ability, in turn, may depend on the ability of MSC Cotai’s subsidiaries to make distributions to it. The ability of MSC Cotai and its subsidiaries to make such distributions will be subject to, among other things, (i) the applicable laws and regulations of the relevant jurisdictions that may limit the amount of funds available for distribution, (ii) restrictions in the Participation Agreement or relevant debt instruments issued by MSC Cotai or its subsidiaries in which it directly or indirectly holds an equity interest and (iii) the availability of funds to distribute. For example, if the
COVID-19
outbreak continues to disrupt our operations or escalates, it may have a material adverse effect on the availability of funds for MSC Cotai and its subsidiaries to distribute. To the extent that we need funds and MSC Cotai or its subsidiaries are restricted from making such distributions or payments under applicable law or regulation or under the terms of any financing arrangements, or are otherwise unable to provide such funds, our liquidity and financial condition could be materially and adversely affected. In addition, we are not a Chinese operating company and investors may never directly hold equity interests in our operating subsidiaries. This organizational structure involves unique risks to investors, including the possibility of Chinese or Macau regulatory authorities disallowing our organizational structure, which would likely result in a material change in our operations and/or value of our ADSs making them significantly decline or worthless.
Our listing was authorized by the Macau government subject to certain conditions imposed on the Gaming Operator, us and our direct and indirect shareholders. Failure by the Gaming Operator, us or our direct and indirect shareholders to comply with such conditions may result in our obligation to delist the ADSs from the New York Stock Exchange or, if we fail to do so, result in the approval of the Services and Right to Use Arrangements being revoked.
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
MCO Cotai, our controlling shareholder, and certain funds managed by Silver Point Capital, L.P., one of our principal shareholders, participated in our initial public offering and were allocated 25,550,000 ADSs, or 77.3%, of the total amount of ADSs offered in our initial public offering at the initial public offering price. In addition, MCO Cotai, New Cotai and certain funds managed by Silver Point Capital, L.P. also participated in the series of private offers we announced in July 2020 and February 2022 and purchased 121,304,652 Class A shares and 369,645,292 Class A shares, respectively, or 94.4% and 92.4% of the total amount of Class A shares purchased in such offerings. See “Item 7. Major Shareholders and Related Party Transactions — A. Major Shareholders.”
Such purchases and ownership reduced the otherwise available public float for our ADSs and the liquidity of our ADSs relative to what it would have been had these ADSs been purchased by other investors and thereby may adversely impact the trading price of our ADSs.
We may be unable to remain in compliance with the New York Stock Exchange requirements for continued listing and as a result our ADSs may be delisted from trading on the New York Stock Exchange, which would have a material effect on us and the liquidity of our ADSs and Class A ordinary shares.
On February 20, 2020, we announced that we received a notice from the New York Stock Exchange notifying us that we were not in compliance with Section 802.01A of the New York Stock Exchange Listed Company Manual, or the NYSE Manual, which requires the number of total shareholders of the Company’s capital stock be no less than 400 shareholders, or the NYSE Notice. Pursuant to the NYSE Notice, the Company became subject to the procedures set forth in Sections 801 and 802 of the NYSE Manual and was requested to submit a business plan within 90 days of receipt of the NYSE Notice that demonstrated how we expected to return to compliance with the minimum total shareholder requirement within a maximum period of 18 months of receipt of the notice.
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
Non-Compliance.

On May 7, 2021, the NYSE notified the Company that it had regained compliance with the continued listing requirement contained in the initial NYSE Notice. Subsequently on July 30, 2021, the NYSE further notified the Company that it had regained compliance with the Additional NYSE
Non-Compliance.
The NYSE also indicated that the Company will be subject to a
12-month
monitoring period within which the Company will be reviewed to ensure it does not once again fall below any of the NYSE’s continued listing standards, in which case the NYSE may truncate the compliance procedures described in the NYSE Manual or initiate delisting procedures.
We cannot assure you that we can or will continually adhere to all of the continued listing requirements of the New York Stock Exchange, including those required to maintain our listing on the New York Stock Exchange, or that the New York Stock Exchange will not take any other action in the course of monitoring our compliance with the continued listing requirements of the New York Stock Exchange. If we are delisted from the New York Stock Exchange, our ADSs or ordinary shares may be eligible for trading on an over-the-counter
market in the United States. In the event that we are not able to obtain a listing on another U.S. stock exchange or quotation service for our ADSs, it may be extremely difficult for holders of our ADSs and shareholders to sell their ADSs or ordinary shares. Moreover, if our ADSs are delisted from the New York Stock Exchange but listed elsewhere, it will likely be on a market with less liquidity and more price volatility than experienced on the New York Stock Exchange. Holders of our ADSs and our shareholders may not be able to sell their ADSs or ordinary shares on any such substitute market in the quantities, at the times or at the prices that could potentially be available on a more liquid trading market. In addition, following a delisting from the New York Stock Exchange, as direct or indirect holders of 5% or more of our shares are subject to suitability and financial capacity reviews by the DICJ, any direct or indirect sales of our ADSs or ordinary shares representing 5% or more of our outstanding share capital may require prior approval by the Macau government. See “Item 4. Information on the Company — B. Business Overview — Gaming Regulations,” “Item 4. Information on the Company — B. Business Overview — Gaming Regulations — The Gaming Operator’s Subconcession” and “Item 4. Information on the Company — B. Business Overview — Gaming Regulations — Services and Right to Use Arrangements Regulatory Requirements.” As a result of these factors, if our ADSs are delisted from the New York Stock Exchange, the price and liquidity of our ADSs and ordinary shares may be materially and adversely affected.
The trading price of our ADSs has been volatile since our ADSs began trading on The New York Stock Exchange and may be subject to fluctuations in the future, which could result in substantial losses to investors.
The trading price of our ADSs has been and may continue to be subject to wide fluctuations. Since our listing on October 18, 2018 to March 25, 2022, the trading prices of our ADSs ranged from US$4.71 to US$28.59 per ADS and the closing sale price on March 25, 2022 was US$7.30 per ADS. The trading price of our ADSs may be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, including the performance and fluctuation of the market prices of other companies with business operations located mainly in Macau or the PRC that have listed their securities in the United States. In addition to market and industry factors, the price and trading volume for our ADSs may be highly volatile for factors specific to our own operations, including the following:

•	limited public float of our ADSs;

•	developments in the Macau market or other Asian gaming markets, including disruptions caused by widespread health epidemics or pandemics, such as the COVID-19 outbreak;

•	uncertainties or delays relating to the financing, completion and successful operation of our remaining project for Studio City;

•
general economic, political or other factors that may affect Macau, where Studio City is located and/or the macroeconomic environment, including the
COVID-19
outbreak or any other global pandemic or crisis;

•	changes in the economic performance or market valuations of the gaming and leisure industry companies;

•	changes in the Gaming Operator’s market share of the Macau gaming market;

•	regulatory developments affecting us or our competitors;

•	actual or anticipated fluctuations in our quarterly or annual operating results;

•	announcements of new investments, acquisitions, strategic partnerships, joint ventures or divestments by us or our competitors;

•	changes in financial estimates by securities analysts;

•	detrimental adverse publicity about us, Studio City or our industries;

•	additions or departures of key personnel;

•	fluctuations in the exchange rates between the U.S. dollar, H.K. dollar, Pataca and Renminbi;

•	release or expiration of lock-up or other transfer restrictions on our outstanding equity securities or sales of additional equity securities;

•	sales or perceived sales of additional shares or ADSs or securities convertible or exchangeable or exercisable for shares or ADSs;

•	potential litigation or regulatory investigations; and

•	rumors related to any of the above, irrespective of their veracity.
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
As of March 21, 2022, New Cotai owned 31,149,140 ADSs, representing approximately a 14.8% voting and economic interest in our company, and 72,511,760 Class B ordinary shares, representing approximately a 8.6% voting, non-economic
interest in our company. New Cotai also has a Participation Interest, which entitles New Cotai to receive from MSC Cotai an amount equal to approximately 9.4% of the amount of any distribution, dividend or other consideration paid by MSC Cotai to us, subject to adjustments, exceptions and conditions. Under the Participation Agreement, New Cotai and its permitted transferees will be entitled to exchange its Participation Interest for Class A ordinary shares. We have granted registration rights with respect to the Class A ordinary shares delivered in exchange for Participation Interests. See “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions —
Pre-IPO
Organizational Transactions” and “— Registration Rights Agreement.”
In addition, certain funds managed by Silver Point Capital, L.P., as of December 31, 2021 and after taking into account their participation in the 2022 Private Placements, beneficially owned 117,118,352 Class A ordinary shares in the form of ADSs, representing 13.9% of our outstanding ordinary shares, while Melco International beneficially owned 463,095,592 Class A ordinary shares, representing 54.9%, of our outstanding ordinary shares. See “Item 7. Major Shareholders and Related Party Transactions — A. Major Shareholders.”
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
A
non-United
States corporation will be a passive foreign investment company, or PFIC, for United States federal income tax purposes for any taxable year if either (i) at least 75% of its gross income for such taxable year is passive income or (ii) at least 50% of the value of its assets (based on an average of the quarterly values) during such year is attributable to assets that produce or are held for the production of passive income. Based on the value of our assets and the composition of our income and assets, we do not believe we were a PFIC for United States federal income tax purposes for our taxable year ended December 31, 2021. However, the determination of whether or not we are a PFIC according to the PFIC rules is made on an annual basis and will depend on the composition of our income and assets and the value of our assets from time to time. Therefore, changes in the composition of our income or assets or the value of our assets may cause us to become a PFIC. The determination of the value of our assets (including goodwill not reflected on our balance sheet) may be based, in part, on the quarterly market value of our ADSs, which is subject to change and may be volatile.
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
On December 18, 2020, the HFCAA was enacted. In essence, the HFCAA requires the SEC to prohibit foreign companies from listing securities on U.S. securities exchanges if a company retains a foreign accounting firm that cannot be inspected by the PCAOB for three consecutive years, beginning in 2021. The enactment of the HFCAA and any additional rulemaking efforts to increase U.S. regulatory access to audit information in the PRC could cause investor uncertainty for affected SEC registrants, including us, the market price of our ADSs and other securities could be materially adversely affected, and we could be delisted if we are unable to meet the PCAOB inspection requirements in time. See “Item 3. Key Information — D. Risk Factors.”
For a description of our principal capital expenditures for the years ended December 31, 2021, 2020 and 2019, see “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources.”
Our principal executive offices are located at 38th Floor, The Centrium, 60 Wyndham Street, Central, Hong Kong. Our telephone number at this address is
852-2598-3600
and our fax number is
852-2537-3618.
Our website is www.studiocity-macau.com. The information contained on our website is not part of this annual report on Form
20-F.
The SEC maintains an internet site (http://www.sec.gov) that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC.

B. BUSINESS OVERVIEW
Overview
Studio City is a world-class integrated resort located in Cotai, Macau and its principal operating activities are the provision of gaming related services and the hospitality business in Macau. Studio City Casino has 250 mass market gaming tables and, in 2019, approximately 947 gaming machines, which we believe provide higher margins and attractive long-term growth opportunities. The mass market focus of Studio City Casino is currently complemented with VIP rolling chip operations, which include up to 45 tables authorized for VIP rolling chip operations. In 2021, Studio City Casino had an average of approximately 290 gaming tables and 645 gaming machines in operation. In 2020, excluding gaming tables and gaming machines that were not in operation due to government-mandated closures or social distancing measures in relation to the
COVID-19
outbreak, Studio City Casino had an average of approximately 282 gaming tables and 586 gaming machines in operation. Our cinematically-themed integrated resort is designed to attract a wide range of customers by providing highly differentiated non-gaming
attractions, including the world’s first
figure-8
Ferris wheel, a deluxe night club and karaoke, a
5,000-seat
live performance arena and an outdoor water park. Studio City features approximately 1,600 luxury hotel rooms, diverse food and beverage establishments and approximately 27,000 square meters of complementary retail space.
Studio City is strategically located in Cotai, as one of the few dedicated Cotai hotel-casino resort stops on the Macau Light Rapid Transit Line, with an access bridge leading to Studio City.
Studio City has delivered continuous earnings improvement since commencing operations in October 2015 through 2019. We have grown total operating revenues from US$539.8 million in 2017 to US$571.2 million in 2018 and further to US$626.7 million in 2019. We generated net income attributable to Studio City International Holdings Limited of US$33.6 million in 2019 and net losses attributable to Studio City International Holdings Limited of US$76.4 million and US$21.6 million in 2017 and 2018, respectively. We increased our Adjusted EBITDA from US$279.1 million in 2017 to US$314.8 million in 2018 and further to US$361.0 million in 2019, and expanded our Adjusted EBITDA margin from 51.7% to 55.1% and further to 57.6%, respectively, for these periods. However, due to the temporary casino closure and enhanced quarantine and social distancing measures to contain the
COVID-19
outbreak in 2020, our total operating revenues decreased from US$626.7 million in 2019 to US$49.2 million in 2020 and we generated net loss attributable to Studio City International Holdings Limited of US$321.6 million in 2020 compared to a net income attributable to Studio City International Holdings Limited of US$33.6 million in 2019. Due to the year-over-year increase in inbound tourism in 2021, total operating revenues increased to US$106.9 million in 2021 from US$49.2 million in 2020, and we generated net loss attributable to Studio City International Holdings Limited of US$252.6 million in 2021 compared to US$321.6 million in 2020.
Studio City Casino is operated by the Gaming Operator, one of the subsidiaries of Melco Resorts and a holder of a gaming subconcession, and we operate the non-gaming
businesses of Studio City.
We generated all of our revenues for each of the years ended December 31, 2021, 2020 and 2019 from our operations in Macau, the sole market in which we compete to operate. For further information on the Macau gaming market, see “— Market and Competition — Macau Gaming Market.”
Gaming
Studio City Casino currently consists of mass market table gaming, gaming machine and VIP gaming areas, with a total operating gross floor area of 23,420 square meters, located on the ground, first and second floors of Studio City. Studio City Casino gaming customers currently include mass market and VIP rolling chip players. Studio City Casino catered exclusively to mass market players until it launched its VIP rolling chip operations in November 2016. For the years ended December 31, 2021, 2020 and 2019, Studio City Casino’s gross gaming revenues was US$380.8 million, US$264.4 million and US$1,432.0 million, respectively.

Excluding gaming tables and gaming machines that were not in operation due to government-mandated closures or social distancing measures in relation to the
COVID-19
outbreak, Studio City Casino had an average of approximately 290 gaming tables and 645 gaming machines in operation in 2021, compared to an average of approximately 282 gaming tables and 586 gaming machines in operation in 2020. These gaming tables offer gaming patrons a variety of options including baccarat, three card baccarat, fortune baccarat, blackjack, craps, Caribbean stud poker, roulette, sic bo, fortune 3 card poker and other games. Studio City Casino also offers VIP rolling chip operations, with up to 45 tables authorized for such operations until December 31, 2022, subject to early termination with 30 days’ prior notice by either the Gaming Operator or Studio City Entertainment. We currently expect our business strategy going forward to continue to focus on cultivating further growth in the premium mass and mass market segments at the Studio City Casino and enhancing our differentiated non-gaming
amenities to complement our gaming operations.
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
Studio City Casino’s mass market table games drop and hold percentage were US$1.13 billion and 27.7% in 2021, respectively, and US$0.73 billion and 26.6% in 2020, respectively, US$3.49 billion and 29.1% in 2019, respectively. As a result, Studio City Casino had gross gaming revenue from mass market table games of US$313.6 million, US$193.8 million and US$1,014.2 million in 2021, 2020 and 2019, respectively. Studio City Casino’s gaming machine handle and gaming machine win rate were US$1.11 billion and 2.7% in 2021, respectively, US$0.74 billion and 2.8% in 2020, respectively, and US$2.60 billion and 3.1%, respectively, in 2019. As a result, Studio City Casino had gross gaming revenue from gaming machine of US$30.4 million, US$20.2 million and US$79.5 million in 2021, 2020 and 2019, respectively. Average net win per gaming machine per day in 2021, 2020 and 2019 was US$129, US$98 and US$230, respectively.
Studio City Casino will continue to
re-examine
the mass market gaming areas to maximize table utilization, to innovate gaming products and to invest in technologies and analytical capability to enhance table productivity and customer retention.
VIP Rolling Chip Segment
In November 2016, Studio City Casino introduced VIP rolling chip operations, which include up to 45 tables authorized for VIP rolling chip operations. The VIP rolling chip area is comprised of private gaming salons or areas that have restricted access to rolling chip patrons and offer more personalized and ultra-premium services than the mainstream and premium mass market gaming areas. It is also situated at a higher level than the mass market gaming areas with generally higher-end
dining and beverage options and special decorations. The Gaming Operator will continue VIP rolling chip operations at the Studio City Casino until December 31, 2022, subject to early termination with 30 days’ prior notice by either Studio City Entertainment or the Gaming Operator. Studio City Casino’s VIP rolling chip volume, VIP rolling chip win rate and VIP rolling chip gross gaming revenue were US$1.84 billion, 2.00% and US$36.8 million, respectively, in 2021, US$2.21 billion, 2.28% and US$50.4 million, respectively, in 2020 and US$10.99 billion, 3.08% and US$338.3 million, respectively, in 2019.
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

	For the Year Ended December 31,
	2021	2020	2019
Average daily rate (US$)	123	128	135
REVPAR (US$)	62	36	135
Occupancy rate	51%	28%	100%
Studio City garnered the Forbes Travel Guide Five-Star recognition for the fourth consecutive year in 2021. Its Star Tower achieved the Sharecare Health Security VERIFIED
®
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
.
Retail
Studio City has approximately 27,000 square meters of themed and innovative retail space at the lower levels of the property. The retail mall showcases a variety of shops and food and beverage offerings including a small portion of our self-operated retail outlets.
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
VIP rolling chip players are patrons who participate in Studio City Casino’s in-house
rolling chip programs at the dedicated VIP gaming areas. These patrons include premium direct players sourced through the marketing efforts of the Gaming Operator. VIP rolling chip players can earn a variety of gaming related cash commissions and complimentary products and services, such as rooms, food and beverage and retail products provided by the Gaming Operator.
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
The Gaming Operator typically enters into
one-year
term gaming promoter agreements that are automatically renewed in subsequent years unless otherwise terminated. The gaming promoters are compensated through commission arrangements that are calculated on a monthly or a per trip basis. Commission is calculated by reference to monthly rolling chip volume. The gaming promoters may also receive complimentary allowances for food and beverage, hotel accommodation and transportation.
In December 2021, the Gaming Operator terminated the arrangements with gaming promoters in Macau, including at Studio City Casino.

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
Awards
Since opening in 2015, Studio City has received numerous awards, including:

•
Studio City’s Star Tower received the Forbes Travel Guide Five-Star recognition for the fourth consecutive year in 2021 and achieved the Sharecare Health Security VERIFIED
®
with Forbes Travel Guide certification in 2020, recognizing its commitment to creating a culture of accountability and following global best practices to heighten health security,

•	Zensa Spa was awarded the Forbes Travel Guide Five-Star recognition for the third time in 2021,

•
Its signature Cantonese restaurant Pearl Dragon received its third Forbes Travel Guide Five-Star recognition in 2021 and was selected as a Regional Winner in the “Chinese Cuisine” category at the 2020 World Luxury Restaurant Award. It received one-Michelin-starred establishment
rank for the sixth consecutive year in the Michelin Guide Hong Kong Macau 2022, and

•
Studio City Phase 2 received the “Regional Award, Asia” at the 2021 BREEAM Awards which acknowledges the sustainability-related measures implemented during the project, as well as its contribution to the goals of carbon neutrality and zero waste.

Market and Competition
Macau Gaming Market
Gaming in Macau is administered through government-sanctioned concessions awarded to three different concessionaires: SJM, Galaxy and Wynn Resorts Macau.
SJM is a subsidiary of SJM Holdings Ltd., a company listed on the Hong Kong Stock Exchange in which family members of Mr. Lawrence Ho, the chairman of our company and the chairman and chief executive officer of Melco Resorts, have shareholding interests. SJM currently operates multiple casinos throughout Macau. SJM (through its predecessor Tourism and Entertainment Company of Macau Limited) commenced its gaming operations in Macau in 1962 and opened Grand Lisboa Palace in Cotai in July 2021.
SJM has granted a subconcession to MGM Grand. MGM Grand is listed on the Hong Kong Stock Exchange and was originally formed as a joint venture by
MGM-Mirage
and Ms. Pansy Ho, sister of Mr. Lawrence Ho. MGM Grand opened MGM Macau on the Macau Peninsula in December 2007 and MGM Cotai in February 2018.

Galaxy currently operates multiple casinos in Macau, including StarWorld, a hotel and casino resort in Macau’s central business and tourism district. The Galaxy Macau Resort opened in Cotai in May 2011 and the opening of Phase 2 of the Galaxy Macau Resort took place in May 2015. Galaxy is currently developing phase 3 of the Galaxy Macau Resort, which is currently expected to be completed and fully operational as early as 2022, while phase 4 is expected to be completed and operational within a few years after the completion of Phase 3.
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
The existing concessions and subconcessions do not place any limit on the number of gaming facilities that may be operated. The Macau government does, however, limit the aggregate number of gaming tables in Macau. The Macau government has previously announced that the number of gaming tables in Macau should not exceed 5,500 until the end of the first quarter of 2013 and that, thereafter, for a period of ten years, the total number of gaming tables to be authorized will be limited to an average annual increase of 3%. According to the DICJ, the number of gaming tables operating in Macau as of December 31, 2021 was 6,198. The Macau government has reiterated further that it does not intend to authorize the operation of any new casino or gaming area that was not previously authorized by the Macau government, or permit tables authorized for mass market gaming operations to be utilized for VIP gaming operations or authorize the expansion of existing casinos or gaming areas.
In January 2022, the Macau government put forth a proposed law amending the Macau Gaming Law for approval by the Legislative Assembly. Such proposed law is under review and a revised proposed law amending the gaming law is expected to be put forth by the Macau government for final approval by the Macau Legislative Assembly in April 2022. Changes proposed under the initially proposed law include, among others, the following:

•	the number of gaming concessions that may be awarded by the Macau government is up to six;

•	the term of the concessions may be up to ten years, subject to extension(s) of up to three years in total;

•	the registered share capital of each concessionaire shall be at least MOP5 billion (US$622.5 million);

•	the managing director of each concessionaire must be a Macau permanent resident and hold at least 15% of the concessionaire’s registered share capital;

•	significant transactions should be notified by concessionaires to the Macau government in advance;

•	an administrative sanctions regime is to be established;

•	national security is one of the main objectives of the Macau gaming legal framework and a concession may be terminated without compensation in case it is considered a threat to national security;

•	a per gaming table and per gaming machine special premium is due should gross gaming revenue fall below the gross gaming revenue threshold set by the Macau government;

•
after a transition period of three years, gaming activities must be operated by a concessionaire within premises owned by the gaming concessionaire, such premises to revert to the Macau government without compensation upon the concession expiration or earlier termination or within premises owned by the Macau government;

•
the Macau government sets the maximum number of gaming tables and gaming machines allocated to each concessionaire and the allocation of such gaming tables and gaming machines to a specific casino is subject to the approval of the Macau government;

•	the Macau government may reduce the number of gaming tables or gaming machines in certain circumstances;

•	the amount of gaming chips of each concessionaire in circulation is subject to Macau government approval; and

•	listing of concessionaire or entities in which such concessionaires are a dominant shareholder will be subject to certain requirements, including Macau government approval.
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
Pursuant to our land concession contract and the extension granted by the Macau government, our granted land, including the remaining project, must be fully developed by December 27, 2022. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Business — We are developing the remaining project for Studio City under the terms of a land concession which currently require us to fully develop the land on which Studio City is located by December 27, 2022. Any extension of the development period is subject to Macau government review and approval at its discretion. In the event of any failure to complete the remaining project, we could be forced to forfeit all or part of our investment in Studio City, along with our interest in the land on which Studio City is located and the building and structures on such land.” and “ We may be required to amend the terms of the land concession for Studio City and complete certain procedures to comply with the terms of the proposed amended gaming law. In the event we are unable to complete such procedures on time or at all, this may have material adverse effect on the operation of Studio City Casino, including its suspension or cessation of operation, which will materially and adversely affect our business, our operations and our financial condition.”
Development of Our Remaining Project
Under our current plan for the remaining project, the remaining project is expected to consist of two hotel towers with approximately 900 rooms and suites. In addition, we currently envision the remaining project to also contain a waterpark with indoor and outdoor areas. Other attractions expected to be part of the remaining project include MICE space, retail and food and beverage outlets and a cineplex. As of December 31, 2021, we have incurred approximately US$721.5 million of aggregate costs relating to the development of our remaining project, primarily related to the initial design and planning and construction costs. Based on our current plan for the remaining project, we currently expect a project budget of approximately US$1.2 billion for the development of the remaining project (exclusive of any pre-opening
costs and financing costs).
Our plan for the remaining project may be subject to further revision and change and detailed design elements remain subject to further refinement and development. See
“
Item 3. Key Information — D. Risk Factors — Risks Relating to Our Business — We are developing the remaining project for Studio City under the terms of a land concession which currently require us to fully develop the land on which Studio City is located by December 27, 2022. Any extension of the development period is subject to Macau government review and approval at its discretion. In the event of any failure to complete the remaining project, we could be forced to forfeit all or part of our investment in Studio City, along with our interest in the land on which Studio City is located and the building and structures on such land.” and “We may be required to amend the terms of the land concession for Studio City and complete certain procedures to comply with the terms of the proposed amended gaming law. In the event we are unable to complete such procedures on time or at all, this may have material adverse effect on the operation of Studio City Casino, including its suspension or cessation of operation, which will materially and adversely affect our business, our operations and our financial condition,” “— Future development of the remaining project is subject to significant risks and uncertainties,” and “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Business — We may not be able to obtain adequate financing on satisfactory terms for our existing business and/or remaining project, or at all.”
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
Below are the main features of the Macau Gaming Law, as supplemented by Administrative Regulation no. 26/2001, that are currently applicable to the gaming business.

•
If the Gaming Operator breaches the Macau Gaming Law, the Gaming Operator’s subconcession could be limited, conditioned, suspended, revoked, or subject to compliance with certain statutory and regulatory procedures. In addition, the Gaming Operator, and the persons involved, could be subject to substantial fines for each separate breach of the Macau Gaming Law or of the Subconcession Contract at the discretion of the Macau government. Further, if the Gaming Operator terminates or suspends the operation of all or a part of its gaming operations without permission for reasons not due to force majeure, or in the event of the insufficiency of the gaming facilities and equipment which may affect the normal operation of its gaming business, the Macau government would be entitled to replace the Gaming Operator during such disruption and to ensure the continued operation of the gaming business. Under such circumstances, the Gaming Operator would bear the expenses required for maintaining the normal operation of the gaming business.

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

The Macau government has also enacted other gaming legislation, rules and policies. Further, it imposed policies, regulations and restrictions that affect the minimum age required for entrance into casinos in Macau, the number of gaming tables that may be operated in Macau, location requirements for sites with gaming machine lounges, supply and requirements of gaming machines, equipment and systems, instructions on promoting responsible gaming, restrictions on the utilization of mass market gaming tables for VIP gaming operations, restrictions on the reallocation of gaming tables between properties and other matters. In addition, the Macau government may consider enacting new regulations that may adversely affect the Gaming Operator’s gaming operations. The Gaming Operator’s inability to address the requirements or restrictions imposed by the Macau government under such legislation or rules could adversely affect its gaming operations, including Studio City Casino.
On January 14, 2022, the Macau government put forward to the Legislative Assembly in Macau the terms of the proposed law amending the gaming law. Such law is under review and a revised proposed law amending the gaming law is expected to be put forth by the Macau government for final approval by the Macau Legislative Assembly in April 2022. In accordance with the initially proposed law, the following changes, among others, are contemplated:

•	The maximum number of gaming concessions is six.

•
The term of a gaming concession is set in the concession contract and cannot exceed 10 years but the term of the concession may exceptionally be extended by a dispatch from the Chief Executive of Macau, one or more times up to three years.

•
The concessionaires general contractual compliance is subject to review by the DICJ every three years. In the event that the result of the review reveal non-compliance
or lack of proactiveness in complying with the concession contracts, concessionaires should improve compliance within the deadline determined by the Secretary for Economy and Finance.

•
The concessionaires registered share capital shall not be less than MOP5 billion (US$622.5 million) and concessionaires must mandatorily notify the Chief Executive of Macau prior to executing large financial initiatives with a value greater than that provided for in the concession contracts.

•
The main objectives of the gaming law are, amongst others, safeguarding of national and Macau security, adequate diversification and sustainable development of the Macau economy, assurance that the development and operation of games of chance in casinos are in line with Macau’s policies and mechanisms in respect of combating the illegal flow of cross-border capital and preventing money laundering, and the dimension and operation of games of chance in casinos and the entry into casinos are subject to legal restrictions. A concession may be terminated if it poses a threat to national security or that of Macau.

•
The operation of games of chance in casinos is limited to the locations and premises authorized by the Chief Executive of Macau with such authorization having to take into account, amongst others, Macau urban planning, its impact on the social community and the opinion of the Specialized Committee for the Games of Chance Sector.

•
The concessionaires undertake to operate games of chance in self-owned premises or premises leased or otherwise granted a right to use by the Macau government. Premises owned by a concessionaire will revert to the Macau government without compensation upon the concession expiration or earlier termination. In the event that in the first public tender for the grant of concessions for the operation of games of chance in casinos held after the entry into force of the amended law, a concession is awarded to the current concessionaires, they may continue to operate games of chance in casino, by means of a contract, in properties that are not owned by them, for a period of three years, provided that the Chief Executive of Macau, after hearing the opinion of the Specialized Committee for the Games of Chance Sector, grants such authorization. This does not affect the maintenance of the concessionaires operations with collaborating companies, pursuant to the terms of original contracts, with the respective contracts to be submitted by the concessionaires to the DICJ within 30 days from the date of entry into force of the law. All provisions relating to managing companies provided for in the law and other regulations, apply, with the necessary adaptations, to the collaborating companies during the three-year transition period, save for the profit sharing or payment of commissions prohibitions.

•
The concessionaires shall assume certain corporate social responsibilities, including support for the development of small and medium-sized
enterprises; support the diversification of local industries, assuring labor rights and interests, namely those concerning on-the-job
training and professional advancement of local employees, as well as a pension scheme designed to protect employees; hiring disabled or rehabilitated individuals; support for public interest activities; support for activities of an educational, scientific and technological, environmental protection, cultural and sporting nature, among others.

•
The concessionaires and the shareholders holding 5% or more of their registered share capital, shall not be direct or indirect owners of any registered share capital of another concessionaire for the operation of games of chance in casinos in Macau.

•
Management companies are entities that have management powers over all or some casinos from one concessionaire and are subject to suitability reviews at DICJ’s discretion. The execution of a contract between a concessionaire and a managing company pursuant to which the company assumes or may assume management powers relating to the concessionaire is prohibited and any such contract will be deemed null and void. Notwithstanding, the Chief Executive of Macau may authorize and approve the engagement of a management company by a concessionaire provided that under such engagement, a concessionaire may only pay to the managing company management expenses, with profit sharing or payment of commissions not being permitted. Members of the corporate bodies of a management company may not be members of a corporate body of a concessionaire or gaming promoter.

•	The concessionaires must have a managing-director who is a Macau permanent resident and holds at least 15% of the registered share capital of the concessionaire.

•
The concessionaires will be subject to the payment of an annual premium, to be established in the concession contracts, which will vary depending on the number of casinos that each concessionaire is authorized to operate, the number of authorized gaming tables and gaming machines, the games operated, the location of the casinos, and other relevant criteria set by the Macau government. The amount of the annual premium included in the tender proposal may not be subsequently reduced unless agreement from the Chief Executive of Macau is obtained.

•
If the actual gross gaming revenue does not reach a set minimum limit, the concessionaire must pay a special premium, in an amount equal to the difference between the amount of the special tax on games of chance, calculated according to the actual gross gaming revenue, and such minimum limit. The actual gross revenue is calculated according to the maximum number of gaming tables and gaming machines authorized for the concessionaire in the year to which it relates. The annual minimum limit of the gross gaming revenue of each gaming table and each gaming machine are determined by dispatches from the Chief Executive of Macau.

•
With respect to the gaming promotion activities, the concessionaires must inform the DICJ of any facts that may affect the solvency of gaming promoters, including the fact that they have been named as defendants in civil proceedings or have entered into loan or financing agreements that exceed their solvency, within a period of five days counted from the date of occurrence of the respective facts or the concessionaires’ knowledge thereof; inform the DICJ of facts that indicate the practice, by gaming promoters, of crimes and administrative offenses provided for in the law, within five days from the date of the concessionaires’ knowledge thereof, without prejudice to obligations provided in other laws; supervise the activity of the gaming promoters, including their fulfillment of the obligations provided in laws and regulations; ensure the compliance by the gaming promoters with the provisions of the law, adopting appropriate measures to prevent gaming promoters from conducting illegal activities in the casinos of the concessionaires.

•
Each gaming promoter can only conduct gaming promotion activities with one concessionaire and gaming promoters are prohibited from sharing with the concessionaires, in any form or agreement, the revenue derived from the casinos; are prohibited from operating in exclusive reserved areas of the casino, and are limited to providing support to concessionaires in the promotion of games of chance in casinos, through receipts of commissions.

•
The concessionaires are jointly and severally liable for the liabilities arising from the exercise, by their gaming promoters, of the gaming promotion activity in their casinos, as well as for gaming promoters compliance with the applicable laws and regulations and the concessionaires are jointly and severally liable for the liabilities arising from the exercise, by the members of the management body, employees and collaborators of their gaming promoters, of the gaming promotion activities in their casinos, as well as for their compliance with applicable laws and regulations.

•
The maximum number of gaming tables and gaming machines to be operated is determined by dispatch from the Chief Executive of Macau and the number of gaming tables and gaming machines to be established, increased and reduced in each casino of the concessionaires is subject to authorization of the Secretary for Economy and Finance. The Secretary for Economy and Finance may reduce the number of gaming tables or gaming machines if the gross gaming revenue from gaming tables or gaming machines fails, for two consecutive years, to reach the minimum limit of the gross revenue determined by dispatch from the Chief Executive of Macau or if the authorized gaming tables or gaming machines are not fully utilized without just cause, by the concessionaires, within the deadline set out by the Secretary for Economy and Finance.

•	The number of chips intended to be put into circulation is subject to authorization from the Secretary for Economy and Finance.

•	The concessionaires cannot, by any means, disseminate information or activities related to gaming in Macau.

•
The listing of concessionaires or of companies in which the concessionaires are dominant shareholders is mandatorily subject to the authorization of the Chief Executive of Macau and the total shares in circulation on a stock exchange shall not exceed 30% of the total shares of these listed companies.

•
An administrative sanctions regime is established with fines ranging from MOP100,000 (equivalent to approximately US$12,450) and MOP5,000,000 (equivalent to approximately US$622,475) and, for the more serious offenses, a supplemental penalty of total or partial closure of gaming areas for periods ranging from one month to one year.

•
In the event of dissolution of the concessionaire for failing to obtain a new concession in the next tender, the shareholders of the concessionaire holding 5% or more of the concessionaire’s share capital and the concessionaire’s directors are jointly liable for the concessionaires debt, including outstanding chips liability.

The provisions of the proposed law do not affect the current concession or subconcession contracts for the operation of games of chance in casinos, which continue to be governed by the current Macau gaming law until the end of the term of the concession or subconcession contracts. The proposed law shall become effective on the day following its publication in the Macau official gazette, except for certain specified provisions, including those related to corporate social responsibility, concessionaires share capital, managing director share capital holding requirements, payment of special premium, periodic general contractual compliance reviews by the DICJ, obligations to notify the Chief Executive of Macau of significant financial transactions and listing requirements which shall only become effective upon the provisional award of the concessions resulting from the public tender for the award of new concessions. During the ongoing review and approval process currently being undertaken by the Macau government and the Macau Legislative Assembly, the provisions of the proposed law may change.

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
In addition, concessionaires and subconcessionaires are jointly liable for the activities of their gaming promoters and collaborators within their casinos. In addition to the licensing and suitability assessment process performed by the DICJ, all of the Gaming Operator’s gaming promoters (if any) undergo thorough internal vetting procedures. The Gaming Operator conducts background checks and also conducts periodic reviews of the activities of each gaming promoter (if any), its employees and its collaborators for possible non-compliance
with Macau legal and regulatory requirements. Such reviews generally include investigations into compliance with applicable anti-money laundering laws and regulations as well as tax withholding requirements.
Concessionaires and subconcessionaires are required to report periodically on commissions and other remunerations paid to their gaming promoters. A 5% tax must be withheld on commissions and other remunerations paid by a concessionaire or subconcessionaire to its gaming promoters. Under the Gaming Promoters Regulation and in accordance with the Secretary for Economy and Finance Dispatch no. 83/2009, effective as of September 11, 2009, a commission cap of 1.25% of net rolling has been in effect. Any bonuses, gifts, services or other advantages which are subject to monetary valuation and which are granted, directly or indirectly, inside or outside of Macau by any concessionaire or subconcessionaires or any company of their respective group to any gaming promoter shall be considered a commission. The commission cap regulations impose fines, ranging from MOP100,000 (US$12,450) up to MOP500,000 (US$62,248), on concessionaires or subconcessionaires that do not comply with the cap and other fines, ranging from MOP50,000 (US$6,225) up to MOP250,000 (US$31,124) on concessionaires or subconcessionaires that do not comply with their reporting obligations regarding commission payments. If breached, the legislation on commission caps has a sanction enabling the relevant government authority to make public a government decision imposing a fine on a concessionaire and subconcessionaire by publishing such decision on the DICJ website and in two Macau newspapers (in Chinese and Portuguese respectively). We believe the Gaming Operator has implemented the necessary internal control systems to ensure compliance with the commission cap and reporting obligations in accordance with applicable rules and regulations.
The Macau government is currently considering amending Macau Administrative Regulation no. 6/2002 and is expected to put forth such legislation for review and approval by the Macau Legislative Assembly on or before the second quarter of 2022. Such law is also expected to govern certain aspects of concessonaires’ suitability review and qualifications and concessionaires’ liability towards gaming promoters and related individuals and collaborators and management companies’ qualification requirements.
Gaming Credit Regulations
Macau Law no. 5/2004 has legalized the extension of gaming credit to patrons or gaming promoters by concessionaires and subconcessionaires. Gaming promoters may also extend credit to patrons upon obtaining an authorization by a concessionaire or subconcessionaire to carry out such activity. Assigning or transferring one’s authorization to extend gaming credit is not permitted. This statute sets forth filing obligations for those extending credit and the supervising role of the DICJ in this activity. Gaming debts contracted pursuant to this statute are a source of civil obligations and may be enforced in courts in Macau.

Access to Casinos and Gaming Areas Regulations
Under Law no. 10/2012, as amended pursuant to Law no. 17/2018, the minimum age required for entrance into casinos in Macau is 21 years of age. The director of the DICJ may authorize employees under 21 years of age to temporarily enter casinos or gaming areas, after considering their special technical qualifications. In addition, off-duty
gaming related employees of concessionaires and subconcessionaires and gaming promoters may not, starting from December 2019, access any casinos or gaming areas, except during the Chinese New Year festive season or under specific circumstances.
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

•
keep records of all electronic transactions for amounts equal to or exceeding MOP8,000 (US$996) in cases of occasional transactions and MOP120,000 (US$14,939) in cases of transactions that arose in the context of a continuous business relationship;

•	notify the Macau Finance Information Bureau if there is any sign of money laundering or financing of terrorism;

•	adopt a compliance function and appoint compliance officers; and

•	cooperate with the Macau government by providing all required information and documentation requested in relation to anti-money laundering activities.
Under Article 2 of Administrative Regulation no. 7/2006 (as amended pursuant to Administrative Regulation no. 17/2017) and the DICJ Instruction no. 1/2016 (as amended pursuant to DICJ Instruction

no. 1/2019), the Gaming Operator is required to track and report transactions and granting of credit that are MOP500,000 (US$62,248) or above. Pursuant to the legal requirements above, if the customer provides all required information, after submitting the reports, the Gaming Operator may continue to deal with those customers that were reported to the DICJ and, in case of suspicious transactions, to the Macau Finance Information Bureau.
The Gaming Operator employs internal controls and procedures designed to help ensure that gaming and other operations are conducted in a professional manner and in compliance with internal control requirements issued by the DICJ set forth in its instruction on anti-money laundering, the applicable laws and regulations in Macau, as well as the requirements set forth in the Subconcession Contract.
The Gaming Operator has developed a comprehensive anti-money laundering policy and related procedures covering its anti-money laundering responsibilities, which have been approved by the DICJ, and has training programs in place to ensure that all relevant employees understand such anti-money laundering policy and procedures. The Gaming Operator also uses an integrated IT system to track and automatically generate significant cash transaction reports and, as permitted by the DICJ and the Macau Finance Information Bureau, submit those reports electronically.
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
Control of Cross-border Transportation of Cash Regulations
On June 12, 2017, Law no. 6/2017, with respect to the control of cross-border transportation of cash and other negotiable instruments to the bearer, was enacted. Such law came into effect on November 1, 2017. In accordance with such law, all individuals entering Macau with an amount in cash or negotiable instrument to the bearer equal to or higher than the amount determined by the order of the Chief Executive of Macau at MOP120,000 (US$14,939) will be required to declare such amount to the customs authorities. The customs authorities may also request an individual exiting Macau to declare if such individual is carrying an amount in cash or negotiable instruments to the bearer equal to or higher to such amount. Individuals that fail to duly complete the required declaration may be subject to a fine (ranging from 1% to 5% of the amount that exceeds the amount determined by the order of the Chief Executive of Macau for declaration purposes, such fine being at least MOP1,000 (US$124) and not exceeding MOP500,000 (US$62,248). In the event the relevant customs authorities find that the cash or negotiable instrument to the bearer carried by an individual while entering or exiting Macau may be associated with or result from any criminal activity, such incident shall be notified to the relevant criminal authorities and the relevant amounts shall be seized pending investigation.
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

Asset Freezing Enforcement Regulations
On August 29, 2016, Law no. 6/2016, with respect to the framework for the enforcement of asset freezing orders, which comprised of United Nations Security Council sanctions resolutions for the fight against terrorism and proliferation of weapons of mass destruction, was enacted. Under this law, the Chief Executive of Macau is the competent authority to enforce freezing orders and the Asset Freeze Coordination Commission must assist the Chief Executive of Macau in all technical aspects of such enforcement. Among other entities, concessionaires and subconcessionaires are subject to certain obligations and duties regarding the freezing of assets ordered by the United Nations Security Council sanctions resolutions, including reporting and cooperation obligations.
Foreign Exchange Regulations
Concessionaires and subconcessionaires in Macau may be authorized to open foreign exchange counters at their casinos and gaming areas subject to compliance with the Foreign Exchange Agencies Constitution and Operation Law
(Decree-Law
no. 38/97/M), the Exchange Rate Regime
(Decree-Law
no. 39/97/M) and the specific requirements determined by the Monetary Authority of Macau. The transaction permitted to be performed in such counters is limited to buying and selling bank bills and coins in foreign currency, and to buying travelers checks.
Intellectual Property Rights Regulations
Our subsidiaries incorporated in Macau are subject to local intellectual property regulations. Intellectual property protection in Macau is supervised by the Intellectual Property Department of the Economic and Technological Development Bureau of the Macau government.
The applicable regime in Macau with regard to intellectual property rights is defined by two main laws. The Industrial Property Code
(Decree-Law
no. 97/99/M, as amended pursuant to Law no. 11/2001), covers: (i) inventions meeting the patentability requirements; (ii) semiconductor topography products; (iii) trademarks; (iv) designations of origin and geographical indications; and (v) awards. The Regime of Copyright and Related Rights
(Decree-Law
no. 43/99/M, as amended by Law no. 5/2012), protects intellectual works and creations in the literary, scientific and artistic fields, by copyright and related rights.
Personal Data Regulations
Processing of personal data by our subsidiaries in Macau is subject to compliance with the Personal Data Protection Act (Law no. 8/2005) and, in the case of the Gaming Operator, any instructions issued by DICJ from time to time. The Office for Personal Data Protection, or GPDP, is the regulatory authority in Macau specially in charge of supervising and enforcing the Personal Data Protection Act. Breaches are subject to civil liability, administrative and criminal sanctions.
The legal framework and the instructions issued by DICJ require that certain procedures must be adopted before collecting, processing and/or transferring personal data, including obtaining consent from the data subject and/or notifying or requesting authorization from the GPDP and/or DICJ, as applicable, prior to processing personal data.
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
Labor Quotas Regulations
All businesses in Macau must apply to the Labor Affairs Bureau for labor quotas to import non-resident
unskilled workers from the PRC and other regions or countries.
Non-resident
skilled workers are also subject to the issuance of a work permit by the Macau government, which is given individually on a case-by-case
basis. Businesses are free to employ Macau residents in any position, as by definition all Macau residents have the right to work in Macau. Melco Resorts has, through its subsidiaries, two main groups of labor quotas in Macau, one to import non-skilled
workers from the PRC and the other to import
non-skilled
workers from all other countries. Concessionaires and subconcessionaires (the Gaming Operator included) are not currently allowed to hire non-Macau
resident dealers and supervisors under the Macau government’s policy.
Pursuant to Macau social security laws, Macau employers must register their employees under a mandatory social security fund and make social security contributions for each of its resident employees and pay a special duty for each of its non-resident
employees on a quarterly basis. Employers must also buy insurance to cover employment accidents and occupational illnesses for all employees.
Minimum Salary Regulations
On April 27, 2020, Law no. 5/2020, with respect to minimum salary, was enacted. Such law came into effect on November 1, 2020. In accordance with such law, the monthly minimum salary in Macau is MOP6,656 (US$829) per month (excluding overtime, night and shift allowances and regular bonus related payments). The minimum salary requirement applies to all workers in Macau except domestic helpers and special needs workers.
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
All concessionaires and subconcessionaires must pay a special gaming tax of 35% of gross gaming revenues, defined as all gaming revenues derived from casino or gaming areas, plus an annual gaming premium of:

•	MOP30 million (equivalent to approximately US$3.7 million) per annum fixed premium;

•	MOP300,000 (equivalent to approximately US$37,349) per annum per VIP gaming table;

•	MOP150,000 (equivalent to approximately US$18,674) per annum per mass market gaming table; and

•	MOP1,000 (equivalent to approximately US$124) per annum per electric or mechanical gaming.
The Macau government has publicly stated that the concessions and subconcessions contracts may be extended until December 31, 2022 to enable the conclusion of the proposed amendments to Macau’s gaming law and the completion of the tender process for new concessions. In March 2022, the Gaming Operator filed an application with the Macau government for the extension of its Subconcession Contract until December 31, 2022 and, in connection with such application, will be required to pay an extension premium of up to MOP47 million (equivalent to approximately US$5.9 million) and provide a bank guarantee in favor of the Macau government for the payment of potential labor liabilities should the Gaming Operator not be granted a new concession (or have its subconcession further extended) after December 31, 2022. The extension of the Subconcession Contract is subject to the approval of the Macau government and execution of an addendum to the Subconcession Contract.

The Subconcession Contract
The Subconcession Contract provides for the terms and conditions of the subconcession granted to the Gaming Operator by Wynn Resorts Macau. The Gaming Operator does not have the right to further grant a subconcession or transfer the operation to third parties.
The provisions of the proposed law amending the gaming law do not affect the Subconcession Contract which continues to be governed by the current Macau Gaming law until the end of its term.
The Gaming Operator paid a consideration of US$900 million to Wynn Resorts Macau. On September 8, 2006, the Gaming Operator was granted the right to operate games of fortune and chance or other games in casinos in Macau until the expiration of the subconcession on June 26, 2022. No further payments need to be made to Wynn Resorts Macau during the subconcession period.
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
Development of Gaming Projects/Financial Obligations
The Subconcession Contract requires the Gaming Operator to make a minimum investment in Macau of MOP4.0 billion (US$498.0 million), including investment in fully developing Altira Macau and the City of Dreams, by December 2010. In June 2010, the Gaming Operator obtained confirmation from the Macau government that as of the date of the confirmation, the Gaming Operator had invested over MOP4.0 billion (US$498.0 million) in these projects in Macau.
Payments
Subconcession premiums and taxes, computed in various ways depending upon the type of gaming or activity involved, are payable to the Macau government. The method for computing these fees and taxes may be changed from time to time by the Macau government. Depending upon the particular fee or tax involved, these fees and taxes are payable either monthly or annually and are based upon either a percentage of the gross revenues or the number and type of gaming devices operated. In addition to special gaming taxes of 35% of gross gaming revenues, the Gaming Operator is also required to contribute to the Macau government an amount equivalent to 1.6% of the gross gaming revenues. Such contribution must be delivered to a public foundation designated by the Macau government whose goal is to promote, develop or study culture, society, economy, education and science and engage in academic and charitable activities. Furthermore, the Gaming Operator is also obligated to contribute to Macau an amount equivalent to 2.4% of the gross gaming revenues for urban development, tourism promotion and the social security of Macau. The Gaming Operator is required to collect and pay, through withholding, statutory taxes on commissions or other remunerations paid to gaming promoters.
Termination Rights
The Macau government has the right, after notifying Wynn Resorts Macau, to unilaterally terminate the Gaming Operator’s subconcession in the event of noncompliance by the Gaming Operator with its basic obligations under the subconcession and applicable Macau laws. Upon termination, all of the Gaming Operator’s casino premises and gaming equipment, including the Studio City Casino, would revert to the Macau government automatically without compensation and the Gaming Operator would cease to generate any revenues from these operations. In many of these instances, the Subconcession Contract does not provide a specific cure period within which any such events may be cured and, instead, the Gaming Operator may be dependent on consultations and negotiations with the Macau government to enable it to remedy any such default. Neither the Gaming Operator nor Wynn Resorts Macau is granted explicit rights of veto, or of prior consultation. The Macau government may be able to unilaterally rescind the Subconcession Contract upon the following termination events:

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
See “Item 3. Key Information — D. Risk Factors — Risks Relating to Operating in the Gaming Industry in Macau — The Subconcession Contract expires in June 2022 and if the Gaming Operator is unable to secure an extension of the subconcession and thereafter a new concession, the Gaming Operator would be unable to operate Studio City Casino.”
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
The Macau government also has the right to revoke such listing authorization if it deems that the listing is contrary to the public interest or in case of any breach of the mentioned conditions. In case of revocation of the listing authorization by the Macau government, we may be required by the Macau government to delist the ADSs from the New York Stock Exchange. Failure to do so could result in the approval of the Services and Right to Use Arrangements being revoked, preventing us from receiving any amounts thereunder, or result in a closure order being issued with respect to the Studio City Casino or the suspension or termination of the Gaming Operator’s subconcession, in which case we may be unable to offer any gaming facilities at Studio City.
In January 2022, the Macau government put forth to the Legislative Assembly in Macau the terms of the proposed law amending the gaming law. In accordance to the initially proposed law, after a transition period of three years, gaming activities must be operated by a concessionaire within premises owned by the gaming concessionaire or in premises leased or otherwise granted a right to use by the Macau government. It is not clear from the proposed law how this would affect the status of the Services and Rights to Use Arrangements after the
3-year
transition period. It is possible that the Services and Rights to Use Arrangements may terminate or may be required to be amended or replaced to comply with the law amending the gaming law or other applicable regulations. If, as a result, the Services and Right to Use Arrangements terminates, Studio City Entertainment may not be able to enter into a new services agreement. It is also possible that any amended or replaced terms of the Services and Right to Use Arrangements required to comply with any amendments to the applicable law may not be comparable to the current terms. Even if the relevant provisions of the proposed law are not adopted in its current form or at all, upon the award of new concessions, the Macau government approval for the Services and Rights to Use Arrangements may be revoked and Studio City Entertainment may not be able to enter into an arrangement for the operation of Studio City Casino, or into an arrangement on the same or similar terms.
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
Macau
Our subsidiaries incorporated in Macau are subject to Macau complementary tax of up to 12% on profits earned in or derived from their activities conducted in Macau. The Gaming Operator applied for and was granted the benefit of a corporate tax holiday on Macau complementary tax (but not gaming tax) from 2017 through 2021 on profits generated from gaming operations. The Gaming Operator was further granted such benefit for the period from January 1, 2022 to June 26, 2022.
In January 2017, the Macau government granted an extension of the Macau complementary tax exemption for our subsidiary, Studio City Entertainment, until 2021, on profits generated from income received from the Gaming Operator, to the extent that such income results from gaming operations within Studio City Casino and has been subject to gaming tax. Studio City Entertainment has applied for an extension of the complementary tax exemption for January 1, 2022 to June 26, 2022 and such application is currently pending approval by the Macau government. Dividend distributions by Studio City Entertainment continue to be subject to Macau complementary tax. We remain subject to Macau complementary tax on our non-gaming
profits.
In September 2017, the Macau government granted Studio City Hotels the declaration of touristic utility purpose pursuant to which Studio City Hotels is entitled to a property tax holiday for a period of twelve years on the immovable property to which the touristic utility was granted, owned or operated by Studio City Hotels. Under such tax holiday, Studio City Hotels is allowed to double the maximum rates applicable to depreciation and reintegration for the purposes of assessment of the Macau complementary tax. In August 2021, the hotel license of Studio City Hotel was transferred from Studio City Hotels to Studio City Developments, the owner of the Studio City property. We have applied for the declaration of touristic utility purpose pursuant to which Studio City Developments would be entitled to the property tax holiday and be allowed to double the maximum rates applicable to depreciation and reintegration for the purposes of assessment of the Macau complementary tax to be granted to Studio City Developments. Such application is currently pending and there is no assurance that the Macau government will extend such benefit to Studio City Developments.

C. ORGANIZATIONAL STRUCTURE
We are a Cayman Islands holding company for Studio City. Our operations are conducted by our subsidiaries. Investors may never directly hold equity interests in our operating subsidiaries.
The following diagram illustrates our organizational structure, including the place of formation, ownership interest and affiliation of our significant subsidiaries, as of March 25, 2022:

Notes:

1.	Includes 747,288 Class A ordinary shares held by Melco International. See “Item 7. Major Shareholders and Related Party Transactions — A. Major Shareholders.”

2.	Reflects 124,596,560 Class A ordinary shares of SCI represented by ADSs. Information regarding beneficial ownership is reported as of March 21, 2022.

3.
New Cotai also has a Participation Interest in MSC Cotai which represents its economic right to receive an amount equal to approximately 9.4% of the dividends, distributions or other consideration paid to the Company by MSC Cotai, if any, from time to time. New Cotai may exchange all or a portion of its Participation Interest for Class A ordinary shares, subject to certain conditions. See “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions —
Pre-IPO
Organizational Transactions.” If New Cotai were to exercise its right to exchange all of the Participation Interest for Class A ordinary shares, New Cotai would receive 72,511,760 Class A ordinary shares and the corresponding number of Class B ordinary shares held by New Cotai would be surrendered and canceled.

4.
Reflects 117,118,352 Class A ordinary shares of SCI represented by ADSs. Information regarding beneficial ownership is reported as of December 31, 2021 and is based on the information contained in the Schedule 13G/A filed by Silver Point Capital L.P. with the SEC on February 14, 2022 and after taking into account the 2022 Private Placements.

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
D. PROPERTY, PLANT AND EQUIPMENT
See “Item 4. Information on the Company — B. Business Overview” and “Item 5. Operating and Financial Review and Prospects — E. Critical Accounting Estimates — Property and Equipment and Other Long-lived Assets” for information regarding our material tangible property, plant and equipment.

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
A. OPERATING RESULTS
Operations
Our principal operating activities are the provision of gaming related services and the hospitality business in Macau. The Company monitors the operations and evaluate earnings by reviewing the assets and operations of Studio City as one operating segment. Accordingly, we do not present separate segment information. As of December 31, 2021, 2020 and 2019, we operated in one geographical area, Macau, where we generated our revenue and where our long-lived assets were located.
Our operations remain impacted by travel restrictions and quarantine requirements. The appearance of COVID-19 cases
in Macau in early August 2021 and late September 2021 led to city-wide mandatory testing, mandatory closure of most entertainment and leisure venues (casinos and gaming areas excluded), and strict travel restrictions and requirements being implemented to enter and exit Macau. Since October 19, 2021, authorities have eased pandemic prevention measures such that travelers no longer require 14-day quarantine
on arrival in Zhuhai, and the validity of nucleic acid tests to enter Zhuhai was extended from 24 hours to 7 days. The validity of nucleic acid tests to enter Macau and quarantine requirements upon entry to Macau vary from time to time and is currently set at 24 hours for entry from Zhuhai. Health-related precautionary measures remain in place and non-Macau resident
individuals who are not residents of Taiwan, Hong Kong, or the PRC continue to be unable to enter Macau, except if they have been in Hong Kong or mainland PRC in the preceding 21 days and are eligible for an exemption application.
Uncertainty
around COVID-19 outbreaks
continue into 2022. Key factors impacting 2022 performance and the pace of recovery from
COVID-19-related
disruptions continue to depend on future events, including the duration of travel and visa restrictions, quarantine requirements, the pace of vaccination progress, development of new medicines for
COVID-19
as well as customer sentiment and consumer behavior related to discretionary spending and travel, all of which remain highly uncertain. We are currently unable to reasonably estimate the financial impact to our future results of operations, cash flows and financial condition.
The disruptions to our business caused by the
COVID-19
outbreak have had an adverse effect on our operations and as such disruptions are ongoing, such adverse effects will likely continue. We expect that gross gaming revenues in Macau will continue to be negatively impacted by the
COVID-19
outbreak. We have taken various mitigating measures to manage through the
COVID-19
outbreak challenges, such as implementing a cost reduction program to minimize cash outflow of non-essential
items and rationalizing our capital expenditure program with deferrals and reductions which benefits our balance sheet. In addition, operating hours at our retail dining and entertainment facilities are continuously being adjusted in line with customer visitation and, from time to time, we have closed certain facilities due to low visitation. The timing and manner in which all these areas will return to full operation are currently unknown. Furthermore, health-related precautionary measures remain in place at our property, which could continue to impact visitation and customer spending.
Given the uncertainty around the extent and duration of the
COVID-19
outbreak and around the imposition or relaxation of protective measures, we cannot reasonably estimate the impact to our future results of operations, cash flows and financial condition. Moreover, even if the
COVID-19
outbreak subsides, there is no guarantee that travel and consumer sentiment will rebound quickly or at all. See “Item 3. Key Information. — D. Risk Factors — Risks Relating to Our Business — The
COVID-19
outbreak has had, and will likely to continue to have, an adverse effect on our operations, which has negatively affected and may continue to materially impact our business, prospects, financial condition and results of operations.”

Summary of Financial Results
For the year ended December 31, 2021, our total operating revenues were US$106.9 million, an increase of 117.2% from US$49.2 million of total operating revenues for the year ended December 31, 2020. Net loss attributable to Studio City International Holdings Limited for the year ended December 31, 2021 was US$252.6 million, as compared to a net loss attributable to Studio City International Holdings Limited of US$321.6 million for the year ended December 31, 2020. The change was mainly attributable to higher revenues from the provision of gaming related services and non-gaming
revenues as a result of a year-over-year increase in inbound tourism in 2021.

	Year Ended December 31,
	2021	2020	2019
	(in thousands of US$)
Total operating revenues	$106,868	$49,208	$626,733
Total operating costs and expenses	(298,441)	(329,136)	(448,737)
Operating (loss) income	(191,573)	(279,928)	177,996
Net (loss) income attributable to Studio City International Holdings Limited	$(252,555)	$(321,626)	$33,564
Key Performance Indicators (KPIs)
We use the following KPIs to evaluate the operations of Studio City Casino, including table games and gaming machines:

•	Rolling chip volume: the amount of non-negotiable chips wagered and lost by the rolling chip market segment.

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
COVID-19
outbreak.
Year Ended December 31, 2021 Compared to Year Ended December 31, 2020
Revenues
Our total operating revenues were US$106.9 million in 2021, an increase of US$57.7 million, or 117.2%, from US$49.2 million of total operating revenues in 2020. The increase in total operating revenues was primarily attributable to the higher revenues from the provision of gaming related services and non-gaming
revenues as a result of a year-over-year increase in inbound tourism in 2021.

•
Provision of gaming related services.
Revenues from the provision of gaming related services are derived from the provision of facilities for the operations of Studio City Casino by the Gaming Operator and services related thereto pursuant to the Services and Right to Use Arrangements. Revenues from the provision of gaming related services were negative US$1.5 million in 2021, compared with revenues from provision of gaming related services of negative US$42.7 million in 2020. The change was primarily attributable to improved performance in the gaming operations at Studio City Casino as a result of a year-over-year increase in inbound tourism in 2021.

Studio City Casino generated gross gaming revenues of US$380.8 million and US$264.4 million in 2021 and 2020, respectively, before the deduction by the Gaming Operator of gaming taxes and the costs incurred in connection with its on-going
operation of Studio City Casino pursuant to the Services and Right to Use Arrangements.
Mass market table games revenue increased to US$313.6 million in 2021 from US$193.8 million in 2020, attributable to an increase in both mass market table games drop and mass market table games hold percentage. Mass market table games drop increased to US$1.13 billion in 2021 from US$0.73 billion in 2020. Mass market table games hold percentage also increased to 27.7% in 2021 from 26.6% in 2020.

Gaming machine revenue increased to US$30.4 million in 2021 from US$20.2 million in 2020. This increase is attributable to an increase of gaming machine handle to US$1.11 billion in 2021 from US$0.74 billion in 2020, partially offset by a decrease in gaming machine win rate to 2.7% in 2021 from 2.8% in 2020. Average net win per gaming machine per day was US$129 and US$98 in 2021 and 2020, respectively.
VIP rolling chip revenue decreased to US$36.8 million in 2021 from US$50.4 million in 2020, attributable to a decrease in both VIP rolling chip volume and VIP rolling chip win rate. Studio City’s VIP rolling chip volume decreased to US$1.84 billion in 2021 from US$2.21 billion in 2020. VIP rolling chip win rate decreased to 2.00% in 2021 from 2.28% in 2020.
In 2021 and 2020, total gaming taxes and costs incurred in connection with the on-going
operation of Studio City Casino deducted from gross gaming revenues were US$382.3 million and US$307.1 million, respectively, which included (i) gaming taxes imposed on the gross gaming revenue of US$148.5 million and US$103.1 million, respectively; (ii) the complimentary services provided by us to Studio City Casino’s gaming patrons of US$44.1 million and US$27.1 million, respectively; (iii) shared administrative services and shuttle bus transportation services provided by us to Studio City Casino of US$20.9 million and US$22.5 million, respectively and (iv) remaining costs of US$168.8 million and US$154.4 million, respectively, primarily representing gaming-related staff costs and other gaming-related costs, including costs related to table games operations at Studio City Casino.
Revenues from the provision of gaming related services were negative US$1.5 million and negative US$42.7 million in 2021 and 2020, respectively. Revenues from the provision of gaming related services are net of gaming taxes and the costs incurred in connection with the on-going
operation of Studio City Casino deducted by the Gaming Operator pursuant to the Services and Right to Use Arrangements.

•
Rooms.
We generate room revenues from Studio City hotel consisting of Celebrity Tower and all-suite
Star Tower. Our room revenues increased by US$16.8 million, or 76.2%, to US$38.7 million in 2021 from US$22.0 million in 2020. The increase was primarily attributable to an increased occupancy rate as a result of a year-over-year increase in inbound tourism in 2021. Studio City’s average daily rate, occupancy rate and REVPAR were US$123, 51% and US$62, respectively, in 2021, as compared to US$128, 28% and US$36, respectively, in 2020.

•
Food and beverage, entertainment, mall and retail and other.
Our revenues generated from food and beverage, entertainment, mall and retail and other increased by US$0.9 million, or 2.1%, to US$44.7 million in 2021 from US$43.7 million in 2020, primarily attributable to an increase in business activities as a result of a year-over-year increase in inbound tourism in 2021.

•
Services fee.
Our services fee revenues, which primarily consist of certain shared administrative services and shuttle bus transportation services to Studio City Casino, decreased by US$1.2 million, or 4.8%, to US$24.9 million in 2021 from US$26.2 million in 2020.

Operating Costs and Expenses
Our total operating costs and expenses decreased by US$30.7 million, or 9.3%, to US$298.4 million in 2021 from US$329.1 million in 2020.

•
Provision of gaming related services.
Provision of gaming related services expenses, which mainly represent (1) services fees for shared corporate services provided by the Master Service Providers pursuant to the Management and Shared Services Arrangements and (2) management payroll expenses, are relatively fixed in nature and amounted to US$28.1 million and US$27.0 million in 2021 and 2020, respectively.

•
Rooms.
Room expenses, which represent the costs of operating the hotel facilities and respective payroll expenses, increased by US$0.9 million, or 8.4%, to US$12.2 million in 2021 from US$11.2 million in 2020, which was in-line
with the increase in revenues, partially offset by lower operating costs, as a result of our cost containment efforts.

•
Food and beverage, entertainment, mall and retail and other.
Expenses related to food and beverage, entertainment, mall and retail and other, which primarily represent the costs of operating the respective non-gaming
services at Studio City and respective payroll expenses, decreased by US$0.6 million, or 1.7% to US$36.0 million in 2021 and US$36.6 million in 2020.

•
General and administrative.
General and administrative expenses were US$87.6 million and US$89.0 million in 2021 and 2020, respectively. Such expenses primarily consist of payroll expenses, utilities, marketing and advertising costs, repairs and maintenance, legal and professional fees, and fees paid to the Master Service Providers for shared corporate services provided to non-gaming
departments. Expenses relating to services fee revenues are also included in the general and administrative expenses.

•
Pre-opening
costs.
Pre-opening
costs were US$1.0 million in 2021 as compared to US$0.2 million in 2020. Such costs primarily represent personnel, marketing and other costs incurred prior to the opening of new or start-up
operations. The higher
pre-opening
costs in 2021 were mainly related to the marketing of the Water Park, which officially opened in May 2021.

•	Amortization of land use right. Amortization expenses for the land use right continued to be recognized on a straight-line basis at an annual rate of US$3.3 million in both 2021 and 2020.

•
Depreciation and amortization. Depreciation and amortization expenses decreased by US$32.7 million, or 20.8%, to US$124.3 million in 2021 from US$157.0 million in 2020, primarily due to the decrease in depreciation for furniture, fittings and equipment, as well as amortization of leasehold improvement.

•
Property charges and other.
Property charges and other expenses of US$6.0 million in 2021 were primarily attributable to termination costs as a result of departmental restructuring and impairment of assets as a result of the remodeling of a non-gaming
attraction. Property charges and other expenses of US$4.8 million in 2020 were primarily attributable to impairment of assets as a result of the remodeling of a non-gaming
attraction.

Operating Loss
As a result of the foregoing, we had an operating loss of US$191.6 million in 2021, compared to an operating loss of US$279.9 million in 2020.
Non-operating
Expenses, Net
Net
non-operating
expenses consisted of interest income, interest expenses, net of amounts capitalized, other financing costs, net foreign exchange gains (losses), loss on extinguishment of debt and other non-operating
expenses, net. We incurred total net
non-operating
expenses of US$110.9 million in 2021, compared to US$126.2 million in 2020.

•
Interest expenses, net of amounts capitalized.
Interest expenses were US$91.0 million (net of amounts capitalized of US$23.7 million) in 2021, compared to US$104.8 million (net of amounts capitalized of US$10.9 million) in 2020. The decrease was primarily attributable to higher amounts capitalized for the remaining project for Studio City in 2021.

•	Other financing costs. Other financing costs, which were associated with the 2021/2028 Studio City Senior Secured Credit Facility, were US$0.4 million in both 2021 and 2020.

•	Loss on extinguishment of debt. Loss on extinguishment of debt was US$28.8 million in 2021 and was associated with the early redemption of the 2024 Notes, which were refinanced by the issuance of the

First 2029 Notes. Loss on extinguishment of debt was US$18.7 million in 2020 and was associated with the early redemption of all outstanding 2021 Studio City Company Notes, which was refinanced by the issuance of the 2025 Notes and 2028 Notes.

Loss before Income Tax
As a result of the foregoing, we had a loss before income tax of US$302.5 million in 2021, compared to a loss before income tax of US$406.1 million in 2020.
Income Tax Credit
Income tax credits were US$0.5 million and US$1.0 million in 2021 and 2020, respectively, and were primarily attributable to deferred income tax credits. The effective tax rates in 2021 and 2020 were both 0.2%. Our effective tax rates in 2021 and 2020 differed from the statutory Macau complementary tax rate of 12%, where the Company’s majority operations are located, primarily due to the effect of expenses for which no income tax benefit is receivable, the effect of expired tax losses and the effect of changes in valuation allowances for the relevant years together with the effect of different tax rates of subsidiaries operating in other jurisdictions and the effect of tax losses that cannot be carried forward for the years ended December 31, 2021 and 2020. Our management currently does not expect to realize significant income tax benefits associated with net operating loss carry-forwards and other deferred tax assets generated by our Macau operations. However, to the extent that the financial results of our Macau operations improve and it becomes more likely than not that the deferred tax assets are realizable, we will reduce the valuation allowance related to the net operating losses and other deferred tax assets.
Net Loss Attributable to Participation Interest
Our net loss attributable to participation interest was US$49.4 million in 2021, compared to a net loss attributable to participation interest of US$83.5 million in 2020.
Net Loss Attributable to Studio City International Holdings Limited
As a result of the foregoing, we had a net loss attributable to Studio City International Holdings Limited of US$252.6 million in 2021, compared to a net loss attributable to Studio City International Holdings Limited of US$321.6 million in 2020.
For a discussion of our results of operations for the year ended December 31, 2020 compared with the year ended December 31, 2019, see “Item 5. Operating and Financial Review and Prospects — A. Operating Results — Year Ended December 31, 2020 Compared to Year Ended December 31, 2019” of our annual report on Form
20-F
for the fiscal year ended December 31, 2020, filed with the SEC on March 31, 2021.
Adjusted EBITDA
Our net income/loss before interest, taxes, depreciation, amortization, pre-opening
costs, share-based compensation, property charges and other, other non-operating
income and expenses, or Adjusted EBITDA, was negative US$56.5 million, negative US$113.8 million and US$361.0 million for the years ended December 31, 2021, 2020 and 2019, respectively.
We believe that Adjusted EBITDA provides useful information to investors and others in understanding and evaluating our operating results. This non-GAAP
financial measure eliminates the impact of items that we do not consider indicative of the performance of our business. While we believe that this non-GAAP
financial measure is useful in evaluating our business, this information should be considered as supplemental in nature and is not meant as a substitute for the related financial information prepared in accordance with U.S. GAAP. It should not be considered in isolation or construed as an alternative to net income/

loss, cash flow or any other measure of financial performance or as an indicator of our operating performance, liquidity, profitability or cash flows generated by operating, investing or financing activities. This non-GAAP
financial measure, which may differ from similarly titled measures used by other companies should not be considered a substitute for, or superior to, the financial information prepared and presented in accordance with U.S. GAAP.
The use of Adjusted EBITDA has material limitations as an analytical tool, as Adjusted EBITDA does not include all items that impact our net income/loss. Investors are encouraged to review the reconciliation of the historical non-GAAP
financial measure to its most directly comparable GAAP financial measure.
Reconciliation of Net (Loss) Income Attributable to Studio City International Holdings Limited to Adjusted EBITDA

	Year Ended December 31,
	2021	2020 (2)	2019 (3)
	(in thousands of US$)
Net (loss) income attributable to Studio City International Holdings Limited	$(252,555)	$(321,626)	$33,564
Net (loss) income attributable to participation interest	(49,447)	(83,466)	10,065

Net (loss) income	(302,002)	(405,092)	43,629
Income tax (credit) expense	(457)	(1,011)	402
Interest and other non-operating expenses, net	110,886	126,175	133,965
Property charges and other	6,031	4,798	8,521
Share-based compensation	438	791	—
Depreciation and amortization	127,634	160,334	171,943
Pre-opening costs	984	201	2,567

Adjusted EBITDA	$(56,486)	$(113,804)	$361,027

Adjusted EBITDA margin (1)	(52.9)%	(231.3)%	57.6%

(1)	Adjusted EBITDA margin is calculated by dividing Adjusted EBITDA by total operating revenues.

(2)
We adopted Accounting Standards Codification 326,
Financial Instruments - Credit Losses
(
Topic 326
) (“ASU 2016-13”) on January 1, 2020 under the modified retrospective method. There was no material impact on our results of operations and Adjusted EBITDA in 2020 as a result of the adoption of ASU
2016-13.

(3)
We adopted Accounting Standards Codification 842,
Leases (Topic 842)
(“New Leases Standard”) on January 1, 2019 under the modified retrospective method. There was no material impact on our results of operations and Adjusted EBITDA in 2019 as a result of the adoption of the New Leases Standard.

The negative Adjusted EBITDA for Studio City in 2021 and 2020 referred to in Melco Resorts’ 2021 annual report on Form
20-F
were US$36.0 million and US$34.8 million less, respectively, than the negative Adjusted EBITDA of Studio City contained in this report. The Adjusted EBITDA for Studio City in 2019 referred to in Melco Resorts’ 2021 annual report on Form
20-F
was US$54.1 million more than the Adjusted EBITDA of Studio City contained in this report. The Adjusted EBITDA of Studio City contained in this report includes certain intercompany charges that are not included in the Adjusted EBITDA for Studio City contained in such Melco Resorts’ annual report. Such intercompany charges include, among other items, fees and shared service charges billed between the Company and its subsidiaries and certain subsidiaries of Melco Resorts. Additionally, Adjusted EBITDA of Studio City included in such Melco Resorts’ annual report does not reflect certain intercompany costs related to the table games operations at Studio City Casino.

B. LIQUIDITY AND CAPITAL RESOURCES
We have relied on, and intend to continue to rely on, our cash generated from our operations and our debt and equity financings to meet our financing or refinancing needs.
As of December 31, 2021, we recorded US$499.3 million in cash and cash equivalents. Further, the HK$233.0 million (equivalent to approximately US$29.9 million) revolving credit facility under the 2028 Studio City Senior Secured Credit Facility is available for future drawdown as of December 31, 2021, subject to certain conditions precedent.
As of December 31, 2021, restricted cash of US$0.1 million primarily represented the cash collateral in relation to the 2028 Studio City Senior Secured Credit Facility.
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
Cash Flows
The following table sets forth a summary of our cash flows for the years presented.

	Year Ended December 31,
	2021	2020	2019
	(in thousands of US$)
Net cash (used in) provided by operating activities	$(136,841)	$(167,425)	$228,504
Net cash used in investing activities	(407,235)	(209,789)	(90,922)
Net cash provided by (used in) financing activities	471,508	623,811	(189,976)
Effect of exchange rate on cash, cash equivalents and restricted cash	(3,372)	1,530	2,061

(Decrease) increase in cash, cash equivalents and restricted cash	(75,940)	248,127	(50,333)
Cash, cash equivalents and restricted cash at beginning of year	575,359	327,232	377,565

Cash, cash equivalents and restricted cash at end of year	$499,419	$575,359	$327,232

Operating Activities
Operating cash flows are generally affected by changes in operating income and certain operating assets and liabilities, including the receivables related to the provision of gaming related services and hotel operations, as well as the
non-gaming
business, including food and beverage, entertainment, mall, retail and other, which are conducted primarily on a cash basis.
We recorded net cash used in operating activities of US$136.8 million in 2021, as compared to net cash used in operating activities of US$167.4 million in 2020. The change was primarily attributable to the improved performance of Studio City’s operations as described in the foregoing sections, partially offset by the increased working capital needed for operations.
We recorded net cash used in operating activities of US$167.4 million in 2020, as compared to net cash provided by operating activities of US$228.5 million in 2019, primarily due to the softer performance of Studio City’s operations.
Investing Activities
Net cash used in investing activities was US$407.2 million in 2021, as compared to net cash used in investing activities of US$209.8 million in 2020. Net cash used in investing activities was US$90.9 million in 2019.
Net cash used in investing activities of US$407.2 million in 2021 was primarily attributable to payments for acquisition of property and equipment of US$400.4 million, funds to an affiliated company of US$4.4 million and payments for acquisition of intangible assets of US$4.1 million, partially offset by proceeds from sale of property and equipment and other long-term assets of US$1.7 million.
Net cash used in investing activities of US$209.8 million in 2020 was primarily attributable to payments for acquisition of property and equipment of US$202.7 million and funds to an affiliated company of US$9.6 million.
Net cash used in investing activities of US$90.9 million in 2019 was primarily attributable to payments for acquisition of property and equipment of US$78.6 million and funds to an affiliated company of US$13.7 million.
Our capital expenditures on an accrual basis amounted to US$503.7 million, US$214.0 million and US$74.1 million for the years ended December 31, 2021, 2020 and 2019, respectively, primarily for the construction, development and enhancement of Studio City. We will continue to make capital expenditures to meet the expected growth of our business and expect that cash generated from our operating and financing activities will meet our capital expenditure needs in the foreseeable future. We expect to incur significant capital expenditures for the development of the remaining land of Studio City. See “— Other Financing and Liquidity Matters” below for more information.
Financing Activities
Net cash provided by financing activities was US$471.5 million in 2021, as compared to net cash provided by financing activities of US$623.8 million in 2020. Net cash used in financing activities was US$190.0 million in 2019.
Net cash provided by financing activities of US$471.5 million in 2021 was primarily attributable to the proceeds from the issuance of the First 2029 Notes in aggregate principal amount of US$750.0 million and the issuance of the Additional 2029 Notes of US$355.3 million, partially offset by the payment of the 2024 Notes Tender Offer of US$347.1 million in aggregate principal amount and the redemption of the remaining 2024 Notes of US$252.9 million in aggregate principal amount outstanding, as well as payments of deferred financing costs of US$33.3 million.

Net cash provided by financing activities of US$623.8 million in 2020 was attributable to net proceeds from issuance of shares of US$499.2 million, proceeds from the issuance of the 2025 Notes in aggregate principal amount of US$500.0 million and the 2028 Notes in aggregate principal amount of US$500.0 million, partially offset by the full redemption of the 2021 Studio City Company Notes in aggregate principal amount of US$850.0 million and the payment of deferred financing costs from the refinancing of the 2021 Studio City Company Notes with the 2025 Notes and 2028 Notes.
Net cash used in financing activities of US$190.0 million in 2019 was primarily attributable to the full repayment of 2019 Studio City Company Notes of US$350.0 million upon maturity, the payment of the 2020 Notes Tender Offer of US$216.5 million in aggregate principal amount and the redemption of the remaining 2020 Notes of US$208.5 million in aggregate principal amount outstanding, partially offset by the proceeds from the issuance of the 2024 Notes of US$600.0 million.
Indebtedness
We enter into loan facilities and issue notes through our subsidiaries. The following table sets forth our gross indebtedness as of December 31, 2021:

	Issuer	As of December 31, 2021
		(in thousands of US$)
2028 Studio City Senior Secured Credit Facility	Studio City Company	$128
2025 Notes	Studio City Finance	500,000
2028 Notes	Studio City Finance	500,000
2029 Notes	Studio City Finance	1,100,000

Total		$2,100,128

Major changes in our indebtedness during the year ended and subsequent to December 31, 2021 are summarized below.
On January 4, 2021, Studio City Finance commenced the 2024 Notes Tender Offer. The 2024 Notes Tender Offer expired on January 11, 2021. The aggregate principal amount of valid tenders received and not validly withdrawn under the 2024 Notes Tender Offer amounted to US$347.1 million. On January 14, 2021, Studio City Finance issued US$750.0 million in aggregate principal amount of the First 2029 Notes, the net proceeds of which were used to pay the tendering noteholders from the 2024 Notes Tender Offer and, on February 17, 2021, to redeem, together with accrued interest, all remaining outstanding amounts of the 2024 Notes, which amounted to US$252.9 million in aggregate principal amount.
On March 15, 2021, Studio City Company amended the terms of the 2021 Studio City Senior Secured Credit Facility, including the extension of maturity date for each of the HK$233.0 million (approximately US$29.9 million) revolving credit facility and the HK$1.0 million (approximately US$128,000) term loan facility from November 30, 2021 to January 15, 2028. The revolving credit facility is available up to the date that is one month prior to the new extended maturity date. The amendments also included certain covenants in order to align them with certain financings by Studio City Finance.
On May 20, 2021, Studio City Finance issued US$350.0 million in aggregate principal amount of the Additional 2029 Notes.
On July 26, 2021, the 2029 Notes were listed on the Chongwa (Macao) Financial Asset Exchange Co., Limited.
On February 16, 2022, Studio City Company issued US$350.0 million in aggregate principal amount of the 2027 Notes.

For further details of the above indebtedness, see note 10 to the consolidated financial statements included elsewhere in this annual report, which includes information regarding the type of debt facilities used, the maturity profile of debt, the currency and interest rate structure, the charge on our assets and the nature and extent of any restrictions on our ability, and the ability of our subsidiaries, to transfer funds as cash dividends, loans or advances. See also “— Other Financing and Liquidity Matters” below for details of the maturity profile of debt and “Item 11. Quantitative and Qualitative Disclosures about Market Risk” for further understanding of our hedging of foreign exchange risk exposure.
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
In August 2020, Studio City International Holdings Limited completed a US$500 million private placement of shares, or the 2020 Private Placements. The net proceeds from this private placement was approximately US$499.2 million.
In March 2022, Studio City International Holdings Limited completed a US$300 million private placement of shares, or the 2022 Private Placements. The net proceeds from this private placement was approximately US$299.2 million.
Any other future developments may be subject to further financing and a number of other factors, many of which are beyond our control.
Our material cash requirements arise from the development of the remaining land at Studio City and the payment of interest expenses and repayment of principal relating to our indebtedness.
Cash from financings and operations is primarily retained by our operating subsidiaries for the purpose of funding our operating activities and capital expenditures. Cash within our group is primarily transferred between our subsidiaries through intercompany loan arrangements. Financing raised by Studio City International Holdings Limited has been transferred to our financing and operating subsidiaries through the use of equity capital contributions or intercompany loan arrangements. In 2021, excluding cash transferred for the purpose of the settlement of intragroup charges, no cash has been transferred to our holding company, Studio City

International Holdings Limited, from its subsidiaries. See also “Item 4. Information on the Company — B. Business Overview — Taxation” and “Item 8. Financial Information — A. Consolidated Statements and Other Financial Information — Dividend Policy.” There are no regulatory or foreign exchange restrictions or limitations on our ability to transfer cash within our corporate group or to declare dividends to holders of our ADSs, except that our subsidiaries incorporated in Macau are required to set aside a specified amount of the entity’s profit after tax as legal reserve which is not distributable to the shareholders of such subsidiaries. See “Item 4. Information on the Company — B. Business Overview — Regulations — Restrictions on Distribution of Profits Regulations” and “Item 10. Additional Information — D. Exchange Controls.”
As of December 31, 2021, we had capital commitments contracted for but not incurred for the construction and acquisition of property and equipment mainly for the development of remaining land at Studio City totaling US$298.9 million. In addition, we have contingent liabilities arising in the ordinary course of business.
Our total long-term indebtedness and other contractual obligations as of December 31, 2021 are summarized below.

	Payments Due by Period
	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
	(in millions of US$)
Long-term debt obligations (1) :
2028 Studio City Senior Secured Credit Facility	$—	$—	$—	$0.1	$0.1
2025 Notes	—	—	500.0	—	500.0
2028 Notes	—	—	—	500.0	500.0
2029 Notes	—	—	—	1,100.0	1,100.0
Fixed interest payments	117.5	235.0	191.1	145.8	689.4
Operating leases (2)	0.9	2.3	2.3	32.4	37.9
Construction costs and property and equipment retention payables	18.3	16.4	—	—	34.7
Other contractual commitments:
Construction costs and property and equipment acquisition commitments	298.5	0.4	—	—	298.9

Total contractual obligations	$435.2	$254.1	$693.4	$1,778.3	$3,161.0

(1)	See note 10 to the consolidated financial statements included elsewhere in this annual report for further details on these debt facilities.

(2)	See note 11 to the consolidated financial statements included elsewhere in this annual report for further details on these lease liabilities.
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

Studio City Company has a corporate rating of “B+” by Standard & Poor’s and Studio City Finance has a corporate rating of “B1” by Moody’s Investors Service, respectively. For future borrowings, any decrease in our corporate rating could result in an increase in borrowing costs.
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
D. TREND INFORMATION
The following trends and uncertainties may affect our operations and financial conditions:

•
The impact of the
COVID-19
outbreak, including its severity, magnitude and duration, and any recovery from such disruptions, which will depend on future events, including the duration of travel and visa restrictions, quarantine requirements, the pace of vaccination progress, development of new medicine for COVID-19, the
impact of potentially higher unemployment rates, declines in income levels, and loss of personal wealth resulting from the COVID-19 outbreak
affecting discretionary spending and travel, all of which remain highly uncertain. The disruptions to our business caused by the
COVID-19
outbreak have had an adverse effect on our operations and as such disruptions are ongoing, such adverse effects are likely to continue;

•
The impact of policies and legislation implemented by the Macau government and interpretations thereof, including the proposed law amending the gaming law, such as those relating to gaming activities being operated within premises owned by a gaming concessionaire, the granting of new gaming concessions, gaming operator liability, travel and visa policies as well as policies relating to gaming table allocations and gaming machine requirements;

•	Policies and campaigns implemented by the PRC government, including restrictions on travel, anti-corruption campaigns, heightened monitoring of cross-border currency movement and adoption of new measures to eliminate perceived channels of illicit cross-border currency movements, restrictions on currency withdrawal, increased scrutiny of marketing activities in the PRC or new measures taken by the PRC government, including criminalizing certain conduct, to deter marketing of gaming activities to mainland Chinese residents by foreign casinos, as well as any slowdown of economic growth in the PRC, may lead to a decline and limit the recovery and growth in the number of patrons visiting our property and the spending amount of such patrons;

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

•
Increases in cybersecurity and ransomware attacks around the world and the need to continually evaluate, enhance and improve our internal process, systems and technology infrastructure to comply with the increasing cybersecurity, data privacy and data protection laws, regulations and requirements; and

•	Gaming promoters in Macau have experienced significantly increased regulatory scrutiny that has resulted in the cessation of business of many gaming promoters.
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
E. CRITICAL ACCOUNTING ESTIMATES
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
Allocations and Costs Recognized with the Services and Right to Use Arrangements and the Management and Shared Services Arrangements
Under the Services and Right to Use Arrangements, the Gaming Operator pays gaming taxes and the costs of operation of Studio City Casino. We receive the residual gross gaming revenues and recognize these amounts as our revenues from provision of gaming related services.
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
Property and equipment are depreciated and amortized on a straight-line basis over the asset’s estimated useful life. The estimated useful lives are based on factors including the nature of the assets, its relationship to other assets, our operating plans and anticipated use and other economic and legal factors that impose limits. We review periodically the remaining estimated useful lives of the property and equipment. Refer to note 2(h) to the consolidated financial statements included elsewhere in this annual report for further details of estimated useful lives of the property and equipment.
Our land use right in Macau under the land concession contract for Studio City is being amortized over the estimated term of the land use right on a straight-line basis. The estimated term of the land use right under the land concession contract is based on factors including the business and operating environment of the gaming industry in Macau, laws and regulations in Macau, and our development plans. The estimated term of the land use right is periodically reviewed. Refer to note 2(n) to the consolidated financial statements included elsewhere in this annual report for further details of estimated term of the land use right.

We charge costs of repairs and maintenance to expense when incurred. The cost and accumulated depreciation of property and equipment retired or otherwise disposed of are eliminated from the respective accounts and any resulting gain or loss is included in operating income or loss.
We also review our long-lived assets with finite lives to be held and used for impairment whenever indicators of impairment exist. If an indicator of impairment exists, we then compare the estimated future cash flows of the asset, on an undiscounted basis, to the carrying value of the asset. Estimating future cash flows of the assets involves significant assumptions, including future revenue growth rates and gross margin. The undiscounted cash flows of such assets are measured by first grouping our long-lived assets into asset groups and, secondly, estimating the undiscounted future cash flows that are directly associated with and expected to arise from the use of and eventual disposition of such asset group. We define an asset group as the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities and estimate the undiscounted cash flows over the remaining useful life of the primary asset within the asset group. If the undiscounted cash flows exceed the carrying value, no impairment is indicated. If the undiscounted cash flows do not exceed the carrying value, we then record an impairment charge based on the fair value of the asset group, typically measured using a discounted cash flow model with assumptions that market participants would use in their estimates of fair value, including the estimated future cash flows and discount rate. If an asset is still under development, future cash flows include remaining construction costs. We record all recognized impairment losses, whether for assets to be disposed of or assets to be held and used as operating expenses.
During the year ended December 31, 2021 and 2020, impairment losses of US$1.5 million and US$3.8 million were recognized, respectively, mainly due to reconfigurations and renovations at Studio City.
The disruptions to our business caused by the
COVID-19
outbreak have had adverse effects on our financial condition and operations for the year ended December 31, 2021. As a result, we concluded that a triggering event occurred and we evaluated our long-lived assets for recoverability at interim and as of December 31, 2021 and concluded no impairment existed at that date. As discussed above, estimating future cash flows of the assets involves significant assumptions. Future changes to our estimates and assumptions based upon changes in operating results, macro-economic factors or management’s intentions may result in future changes to the future cash flows of our long-lived assets.
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
Income Tax
Deferred income taxes are recognized for all significant temporary differences between the tax basis of assets and liabilities and their reported amounts in the consolidated financial statements. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities. As of December 31, 2021 and 2020, we recorded valuation allowances of US$74.4 million and US$75.9 million, respectively, as management believes that it is more likely than not that these deferred tax assets will not be realized. Our assessment considers, among other matters, the nature, frequency and severity of current and cumulative losses, forecasts of future profitability, and the duration of statutory carry-forward periods. To the extent that the financial results of our operations improve and it becomes more likely than not that the deferred tax assets are realizable, the valuation allowances will be reduced.
Other Estimates
In addition to the critical accounting estimates described above, there are other accounting estimates within the consolidated financial statements. Management believes the current assumptions and other considerations used to estimate amounts reflected in the consolidated financial statements are appropriate. However, if actual experience differs from the assumptions and other considerations used in estimating amounts reflected in the consolidated financial statements, the resulting changes could have a material adverse effect on the consolidated financial statements. See Note 2 to the consolidated financial statements for further information on significant accounting policies.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A. DIRECTORS AND SENIOR MANAGEMENT
Directors and Executive Officers
The following table sets forth information regarding our directors and executive officers as of the date of this annual report on Form
20-F.

Directors and Executive Officers	Age	Position/Title
Lawrence Yau Lung Ho	45	Director
Evan Andrew Winkler	47	Director
Clarence Yuk Man Chung	59	Director
Geoffrey Stuart Davis	53	Director and Chief Financial Officer
Stephanie Cheung	59	Director
Akiko Takahashi	68	Director
David Anthony Reganato	42	Director
Dale Robert Black	58	Director
Dominique Mielle	53	Independent Director
Kevin F. Sullivan	69	Independent Director
Nigel Alan Dean	68	Independent Director
Kevin Richard Benning	39	Property General Manager
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
Federation of Industry and Commerce; a member of the All China Youth Federation; a member of the Macau Basic Law Promotion Association; chairman of the Macau International Volunteers Association; a member of the Board of Governors of The Canadian Chamber of Commerce in Hong Kong; a member of Asia International Leadership Council; honorary lifetime director of The Chinese General Chamber of Commerce of Hong Kong; honorary patron of The Canadian Chamber of Commerce in Macao; honorary president of the Association of Property Agents and Real Estate Developers of Macau and director executive of the Macao Chamber of Commerce.
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
Mr. Ho was selected by FinanceAsia magazine as one of the “Best CEOs in Hong Kong” for the fifth time in 2014. He was granted the “Leadership Gold Award” in the Business Awards of Macau in 2015 and was awarded the “Outstanding Individual Award” at the Industry Community Award in 2020. Mr. Ho has been honored as one of the recipients of the “Asian Corporate Director Recognition Awards” by Corporate Governance Asia magazine nine consecutive times since 2012 and was awarded “Asia’s Best CEO” at the Asian Excellence Awards for the tenth time in 2021.
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
Mr.
 Clarence Yuk Man Chung
has been a member of our board of directors since October 2018. Mr. Chung was appointed as a non-executive
director of Melco Resorts on November 21, 2006. Mr. Chung has also been an executive director of Melco International since May 2006, which he joined in December 2003. In addition, Mr. Chung has been the chairman and president of Melco Resorts and Entertainment (Philippines) Corporation, or MRP, since December 2012 and has also been appointed as a director of certain subsidiaries of Melco International and Melco Resorts incorporated in various jurisdictions. Before joining Melco International, Mr. Chung had been in the financial industry in various capacities as a chief financial officer, an investment banker and a merger and acquisition specialist. He was named one of the “Asian Gaming 50” for multiple years by Inside Asian Gaming magazine. Mr. Chung is a member of the Hong Kong Institute of Certified Public Accountants and the Institute of Chartered Accountants in England and Wales and obtained a master’s degree in business administration from the Kellogg School of Management at Northwestern University and The Hong Kong University of Science and Technology.
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
Mr.
 David Anthony Reganato
has been a member of our board of directors since March 2014. Mr. Reganato also serves on the boards of Granite Broadcasting LLC, Rotech Healthcare, Inc., Gulfport Energy Corporation, New Cotai, LLC and Trident Topco LLC. Mr. Reganato is a Partner with Silver Point Capital, L.P., an investment advisor, which he joined in November 2002. Prior to Silver Point Capital, L.P., Mr. Reganato worked in the investment banking division of Morgan Stanley. Mr. Reganato earned his B.S. in Finance and Accounting from the Stern School of Business at New York University.
Mr.
 Dale Robert Black
 has been a member of our board of directors since September 2021. From 2015 to 2018, Mr. Black served as executive vice president, chief financial officer of CEC Entertainment, Inc., which owns and operates family dining and entertainment venues, including the Chuck E. Cheese and Peter Piper Pizza venues. Prior to CEC Entertainment, Inc., Mr. Black served as executive vice president and chief financial officer of Great Wolf Resorts, Inc. from January 2015 to June 2015 and associate director with Protiviti, Inc., a global consulting firm, from September 2014 to December 2014. From November 2007 to July 2014, he served as chief financial officer at Isle of Capri Casinos, Inc. and from November 2005 to December 2007, he served as executive vice president — chief financial officer of Trump Entertainment Resorts, Inc. Prior to holding that position, Mr. Black was chief financial officer at Argosy Gaming Company. Mr. Black is a certified public accountant and began his career with Arthur Andersen LLP. Mr. Black earned his B.S. in Accounting from Southern Illinois University.
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
Mr.
 Kevin
 F. Sullivan
has been a member of our board of directors since October 2018. From 2013 to 2021, Mr. Sullivan was a Managing Director at MidOcean Credit Partners, a private investment firm that specializes in U.S. hedge fund investments. Prior to joining MidOcean Credit Partners, Mr. Sullivan was a Managing Director at Deutsche Bank, and a predecessor bank, Bankers Trust, from 1980 until November 2012. Mr. Sullivan held positions of increasing responsibility over his 32 years at Deutsche Bank and Bankers Trust, including Group Head of the loan sales, trading and capital markets division, Asia Head of the leveraged finance division, Group Head of the Asset Based Lending division, Member of the Capital Commitments Committee and Member of the Equity Investment Committee. Prior to that, he worked at Price Waterhouse & Co. as part of its New York senior audit staff from 1975 to 1979. Mr. Sullivan has also been the lead independent director of Griffon Corporation and has served on its board, audit and head of finance committees since January 2013. Mr. Sullivan graduated with an M.B.A. in Finance from St. John’s University and a B.S. degree in Accounting from Fordham University.
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

B. COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS
In 2021, we paid an aggregate of US$0.9 million in cash and benefits to our directors and executive officers. We have not set aside or accrued any material amount to provide pension, retirement or other similar benefits to our directors and executive officers. None of the service agreements between us and our directors provide benefits upon termination of services.
Share Incentive Plan
We currently do not have a share incentive plan. However, our directors, employees and consultants are eligible to participate in the share incentive plan of Melco Resorts, which is open to directors, employees and consultants of Melco Resorts and any parent or subsidiary of Melco Resorts.
The types of awards that may be granted under the share incentive plan of Melco Resorts include options, incentive share options, restricted shares, share appreciation rights, dividend equivalents, share payments, deferred shares and restricted share units. The compensation committee of Melco Resorts may, from time to time, select from among all eligible individuals, those to whom awards will be granted and determine the nature and amount of each award. The maximum aggregate number of shares which may be issued pursuant to the current share incentive plan of Melco Resorts is 145,654,794, which is subject to adjustment pursuant to the terms and conditions contained therein.
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

•	the audits of the financial statements of our company;

•	the qualifications and independence of our independent auditors;

•	the performance of our independent auditors;

•	the accounting and financial reporting processes of our company and the integrity of our systems of internal accounting and financial controls;

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

•	reviewing and approving the compensation payable to our directors and property general manager in connection with any loss or termination of their office or appointment;

•	reviewing and approving any benefits in kind received by any director or property general manager where such benefits are not provided for under the relevant employment terms;

•	reviewing executive officer and director indemnification and insurance matters;

•	overseeing our regulatory compliance with respect to compensation matters, including our policies and restrictions on compensation plans and loans to officers and directors;

•	together with the board, evaluating the performance of the compensation committee on an annual basis;

•	assessing the adequacy of the charter of the compensation committee; and

•	co-operating with the other board committees in any areas of overlapping responsibilities.
Nominating and Corporate Governance Committee
Our nominating and corporate governance committee consists of Dominique Mielle, Kevin F. Sullivan, Dale Robert Black and Nigel Alan Dean, and is chaired by Ms. Mielle. Each of Dominique Mielle, Kevin F. Sullivan and Nigel Alan Dean satisfies the “independence” requirements of Section 303A of the New York Stock Exchange

Listed Company Manual. The nominating and corporate governance committee will be responsible for, among other things, assisting our board in discharging its responsibilities regarding:

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
Employment Agreements
We have, through our subsidiary, entered into an employment agreement with our property general manager. Subject to all relevant permits being in place, our property general manager is employed for a continuous term, unless either party gives prior notice to terminate such employment. We may terminate the employment for cause at any time by immediate notice and without remuneration for certain acts, including but not limited to the commitment of any serious breach, continued failure to perform duties and responsibilities, any serious criminal offense or habitual neglect of duties. Our property general manager may terminate his employment at any time with a six-month
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
D. EMPLOYEES
Staff
There were 3,794, 3,924 and 4,485 dedicated staff members as of December 31, 2021, 2020 and 2019, respectively, performing services solely at Studio City. The Gaming Operator is responsible for the hiring, managing and training of the gaming staff and deducts such costs relating to such gaming staff from Studio City Casino’s gross gaming revenue in accordance with the Services and Right to Use Arrangements. See “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions — Services and Right to Use Arrangements.” Under the Management and Shared Services Arrangements, the Master Service Providers, recruit, place, allocate, train, manage and supervise the staff who are solely dedicated to our property to perform corporate and administrative functions and carry out other non-gaming activities,
and the relevant personnel costs are charged back to us. In addition, we receive certain centralized corporate and management services from the senior management and other shared service staff of the Master Service Providers who devote a portion of their time under the arrangements. See “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions — Management and Shared Services Arrangements.” The property general manager is employed by us. Our property general manager has oversight over all non-gaming
staff members solely dedicated to Studio City and exercises input over their performance, which enables us to effectively evaluate their performance and manage talent. Our chief financial officer has oversight over our expenses (including shared service related items), receipts and disbursements, record-keeping and financial reporting to management and facilitates in the financial budgeting process. The following table indicates the distribution of these staff by function pursuant to the Management and Shared Services Arrangements as of December 31, 2021:

Function	Number of Staff
Management, Administrative and Finance	15
Gaming	1,841
Hotel	555
Food and Beverage	617
Property Operations	201
Entertainment	75
Marketing	175
Others	315

Total	3,794

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

E. SHARE OWNERSHIP
Share Ownership of Directors and Members of Senior Management
The following table sets forth the beneficial interest of each director and executive officer in our ordinary shares as of March 25, 2022.

	Number of Class A ordinary shares	Number of Class B ordinary shares	Approximate percentage of voting power (1)
Directors and Executive Officers:
Lawrence Yau Lung Ho (2)	463,095,592	—	54.9%
Evan Andrew Winkler	—	—	—
Clarence Yuk Man Chung	*	—	*
Geoffrey Stuart Davis	—	—	—
Stephanie Cheung	—	—	—
Akiko Takahashi	—	—	—
David Anthony Reganato	—	—	—
Dale Robert Black	—	—	—
Dominique Mielle	—	—	—
Kevin F. Sullivan	*	—	*
Nigel Alan Dean	—	—	—
Kevin Richard Benning	—	—	—
Directors and executive officers as a group	463,150,896	—	54.9%

*	Represents less than 1% of our total outstanding shares.

(1)
Percentage of voting power represents percentage of voting interest of our Class A ordinary shares and Class B ordinary shares voting together as a single class. Class B ordinary share have no economic rights. Percentage of voting power of each director and executive officer is calculated by dividing the number of Class A ordinary shares and Class B ordinary shares beneficially owned by such person or group, including shares that such person or group has the right to acquire within 60 days after March 25, 2022, by the sum of (i) 842,864,460 which is the total number of Class A ordinary shares and Class B ordinary shares outstanding as of March 25, 2022, and (ii) the number of Class A ordinary shares and Class B ordinary shares that such person or group has the right to acquire beneficial ownership within 60 days of March 25, 2022.

(2)
Represents 401,028,304 Class A ordinary shares and 15,330,000 ADSs (representing 61,320,000 Class A ordinary shares) held by MCO Cotai and 747,288 Class A ordinary shares held by Melco International, among which include 118 ADSs (representing 472 Class A ordinary shares) held by an agent on its behalf. Mr. Lawrence Ho holds approximately 58.48% of the total issued shares of Melco International, including beneficial interest, interest of his controlled corporations, interest of his spouse and interest of a trust in which he is one of the beneficiaries and taken to have interest by virtue of the Securities and Futures Ordinance (Chapter 571, the Laws of Hong Kong). See “Item 7. Major Shareholders and Related Party Transactions — A. Major Shareholders.”

None of our directors or executive officers who are shareholders have different voting rights from other shareholders of our Company.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A. MAJOR SHAREHOLDERS
The following table sets forth the beneficial ownership of our ordinary shares as of March 25, 2022 by all persons who are known to us to be the beneficial owners of 5% or more of our share capital.

Name	Number of Class A ordinary shares beneficially owned	Number of Class B ordinary shares beneficially owned	Percentage Voting Power (1)
Melco International (2)	463,095,592	—	54.94%
New Cotai, LLC (3)	124,596,560	72,511,760	23.38%
The Silver Point Funds (4)	117,118,352	—	13.90%

(1)
Beneficial ownership is determined in accordance with Rule
13d-3
under the Exchange Act, and includes voting or investment power with respect to the securities. Percentage voting power represents percentage of voting interest of our Class A ordinary shares and Class B ordinary shares voting together as a single class. Class B ordinary share have no economic rights.

(2)
Represents 401,028,304 Class A ordinary shares and 15,330,000 ADSs (representing 61,320,000 Class A ordinary shares), constituting 60.02% of the outstanding Class A ordinary shares, held by MCO Cotai and 747,288 Class A ordinary shares, constituting 0.1% of the outstanding Class A ordinary shares, held by Melco International, among which include 118 ADSs (representing 472 Class A ordinary shares) held by an agent on its behalf. Mr. Ho is the majority shareholder of Melco International, which is the sole shareholder of Melco Leisure and Entertainment Group Limited, or Melco Leisure, which is the majority shareholder of Melco Resorts, a publicly-traded company whose American depositary shares are listed on the Nasdaq Global Select Market. Melco Resorts is the sole shareholder of MCO Holdings Limited, or MCO Holdings, which is the sole shareholder of MCO Cotai. The registered address for each of MCO Cotai and MCO Holdings is Intertrust Corporate Services (Cayman) Limited, One Nexus Way, Camana Bay, Grand Cayman
KY1-9005,
Cayman Islands. The principal business address for Melco Resorts is 38th Floor, The Centrium, 60 Wyndham Street, Central, Hong Kong. The principal business address for Melco Leisure is c/o 38th Floor, The Centrium, 60 Wyndham Street, Central, Hong Kong. The principal business address for Mr. Lawrence Ho and Melco International is 38th Floor, The Centrium, 60 Wyndham Street, Central, Hong Kong.

(3)
Represents 72,511,760 Class B ordinary shares, constituting 100.0% of the outstanding Class B ordinary shares and, as of March 21, 2022, 31,149,140 ADS (representing 124,596,560 Class A ordinary shares), constituting 16.2% of the outstanding Class A ordinary shares, directly held by New Cotai, LLC. Subject to the terms of the exchange arrangements described in “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions —
Pre-IPO
Organizational Transactions,” New Cotai, subject to certain conditions, may exchange its Participation Interest for Class A ordinary shares. In connection with such exchange, the corresponding number of Class B ordinary shares will be canceled for no consideration. See “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions —
Pre-IPO
Organizational Transactions — Participation Agreement.” The number of Class A ordinary shares do not reflect the 72,511,760 of Class A ordinary shares issuable upon exchange by New Cotai of its Participation Interest. The business address of New Cotai is 2700 Patriot Boulevard, Suite 250, Glenview, Illinois 60026.

(4)
Represents 29,279,588 ADSs (representing 117,118,352 Class A ordinary shares), constituting 15.20% of the outstanding Class A ordinary shares, held by Silver Point Capital Fund, L.P., Silver Point Capital Offshore Master Fund, L.P., Silver Point Distressed Opportunities Fund, L.P., Silver Point Distressed Opportunities Offshore Master Fund, L.P., Silver Point Distressed Opportunity Institutional Partners Master Fund (Offshore), L.P. and Silver Point Distressed Opportunity Institutional Partners, L.P., or the Silver Point Funds, as of December 31, 2021 and after taking into account the 2022 Private Placements. Silver Point

Capital, L.P. or its wholly owned subsidiaries are the investment manager of the Silver Point Funds and Silver Point Capital Management, LLC is the general partner of Silver Point Capital Fund, L.P. The address of the principal business office of Silver Point Capital, L.P. is Two Greenwich Plaza, Greenwich, Connecticut 06830.
As of December 31, 2021, a total of 442,864,460 Class A ordinary shares and Class B ordinary shares were outstanding, of which 188,652,756 Class A ordinary shares were registered in the name of a nominee of Deutsche Bank Trust Company Americas, the depositary under the deposit agreement. Other than as described in this annual report, we have no further information as to shares held, or beneficially owned, by U.S. persons. Since the completion of our initial public offering in October 2018, all ordinary shares underlying the ADSs have been held in Hong Kong by the custodian, Deutsche Bank AG, Hong Kong Branch, on behalf of the depositary.
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
See “Item 4. Information on the Company — C. Organizational Structure” for our current corporate structure.
B. RELATED PARTY TRANSACTIONS
For a discussion of significant related party transactions we entered into during the years ended December 31, 2021, 2020 and 2019, see note 19 to the consolidated financial statements included elsewhere in this annual report.
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
Employment Agreements
See “Item 6. Directors, Senior Management and Employees — C. Board Practices — Employment Agreements.”
Transaction with the Gaming Operator under Services and Right to Use Arrangements
Under the Services and Right to Use Arrangements, the Gaming Operator is responsible for the operation of Studio City Casino and deducts gaming taxes and the costs incurred in connection with its on-going
operation of Studio City Casino from the gross gaming revenues. We receive the residual gross gaming revenues and recognize these amounts as revenues from provision of gaming related services. See “— Services and Right to Use Arrangements” for details of the terms of the Services and Right to Use Arrangements.
In 2021, 2020 and 2019, total gaming taxes and costs incurred in connection with the on-going
operation of Studio City Casino deducted from gross gaming revenues were US$382.3 million, US$307.1 million and US$1,038.5 million, respectively. Revenues from the provision of gaming related services were negative US$1.5 million, negative US$42.7 million and US$393.5 million in 2021, 2020 and 2019, respectively. Revenues from the provision of gaming related services are net of gaming taxes and the costs incurred in connection with the on-going
operation of Studio City Casino deducted by the Gaming Operator pursuant to the Services and Right to Use Arrangements.
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
on-going
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
In November 2016, pursuant to a request we made under the Services and Right to Use Agreement, the Gaming Operator commenced the operation of VIP tables at Studio City Casino. The Gaming Operator will continue VIP rolling chip operations at the Studio City Casino until December 31, 2022, subject to early termination with 30 days’ prior notice by either Studio City Entertainment or the Gaming Operator.
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
2022 Private Placements
In relation to the 2022 Private Placements, the Company entered into subscription agreements with certain existing institutional shareholders and holders of its ADSs, including MCO Cotai, New Cotai and Silver Point Capital, L.P. at a price of US$0.75 per Class A ordinary share or US$3.00 per ADS.
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
Passive Foreign Investment Company
Based on the value of our assets and the composition of our income and assets, we do not believe we were a PFIC for our taxable year ended December 31, 2021. However, the determination of PFIC status involves extensive factual investigation, including ascertaining the fair market value of all of our assets on a quarterly basis and the character of each item of income that we earn, and is subject to uncertainty in several respects.

Changes in the composition of our income or assets or the value of our assets may cause us to become a PFIC. The determination of the value of our assets may depend in part upon the value of our goodwill not reflected on our balance sheet (which may depend upon the market value of the ADSs and ordinary shares from time to time, which may be volatile). Accordingly, we cannot assure you that we will not be a PFIC for our current taxable year ending December 31, 2021, or for any future taxable year. Our United States tax counsel therefore expresses no opinion with respect to our PFIC status for any taxable year or our beliefs and expectations relating to such status set forth in this discussion.
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

Foreign Exchange Risk
Our exposure to foreign exchange rate risk is associated with the currency of our operations and the presentation of our consolidated financial statements in U.S. Dollars. The majority of our revenues are denominated in Hong Kong Dollars, since the Hong Kong Dollar is the predominant currency used in Macau and is often used interchangeably with Patacas, while our expenses are denominated predominantly in Patacas and Hong Kong Dollars. A significant portion of our indebtedness as a result of the 2025 Notes, 2027 Notes, 2028 Notes and 2029 Notes and the costs associated with servicing and repaying such debts are denominated in U.S. Dollars. In addition, the 2028 Studio City Senior Secured Credit Facility and the costs associated with servicing and repaying such debt are denominated in Hong Kong Dollars. The Hong Kong Dollar is pegged to the U.S. Dollar within a narrow range and the Pataca is in turn pegged to the Hong Kong Dollar, and the exchange rates between these currencies have remained relatively stable over the past several years. However, we cannot assure you that the current peg or linkages between the U.S. Dollar, Hong Kong Dollar and Pataca will not be de-pegged,
de-linked
or modified and subjected to fluctuation as such exchange rates may be affected by, among other things, changes in political and economic conditions.
Major currencies in which our cash and bank balances (including restricted cash) were held as of December 31, 2021 included U.S. Dollars, Hong Kong Dollars and Patacas. Based on the cash and bank balances as of December 31, 2021, an assumed 1% change in the exchange rates between currencies other than U.S. Dollars against the U.S. Dollar would cause a maximum foreign transaction gain or loss of approximately US$1.0 million for the year ended December 31, 2021.
To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk.
Inflation Risk
We generated all of our revenues from our operations in Macau in 2021, 2020 and 2019. Inflation did not have a material impact on our results of operations. According to the Statistics and Census Services of the Macau government, inflation as measured by the consumer price index in Macau was 0.03%, 0.81% and 2.75% in 2021, 2020 and 2019, respectively. Although we have not been materially affected by inflation since our inception, we can provide no assurance that we will not be affected in the future by higher rates of inflation in Macau.
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
Fees and Other Payments Made by the Depositary to Us
In 2021, we did not receive any fees or other payments from the depositary.
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
Our Company’s management assessed the effectiveness of our Company’s internal control over financial reporting as of December 31, 2021. In making this assessment, our Company’s management used the framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission in
 Internal Control — Integrated Framework (2013)
.
Based on this assessment, management concluded that, as of December 31, 2021, our Company’s internal control over financial reporting is effective based on the framework set forth by Committee of Sponsoring Organizations of the Treadway Commission in
 Internal Control — Integrated Framework (2013)
.
Attestation Report of the Registered Public Accounting Firm
The effectiveness of our Company’s internal control over financial reporting as of December 31, 2021, has been audited by Ernst & Young, an independent registered public accounting firm, as stated in their report which appears herein.
Changes in Internal Controls Over Financial Reporting
There were no changes in our Company’s internal control over financial reporting (as such term is defined in Rules 13a-15(f)
and
15d-15(f)
under the Exchange Act) during the year ended December 31, 2021 that have materially affected, or are reasonably likely to materially affect, our Company’s internal control over financial reporting.

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
ITEM 16B. CODE OF ETHICS
Our board has adopted a code of business conduct and ethics that applies to our directors, officers, employees and agents, including our property general manager, chief financial officer and any other persons who perform similar functions for us. The code of business conduct was last amended on December 7, 2021. We have posted our current code of business conduct and ethics on our website at
www.studiocity-macau.com
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

	Year Ended December 31,
	2021	2020
	(In thousands of US$)
Audit fees (1)	$511	$468
Audit-related fees (2)	216	417
Tax fees (3)	4	—
All other fees	—	—

(1)	“Audit fees” means the aggregate fees in each of the fiscal years indicated for our calendar year audits.

(2)	“Audit-related fees” primarily include the aggregate fees for professional services provided in connection with the issuances of senior notes by the Company and other assurance services.

(3)	“Tax fees” include fees billed for tax consultations.
The policy of our audit and risk committee
is to pre-approve all audit and non-audit services provided
by our independent registered public accounting firm, including audit services, audit-related services, tax services and other services, other than those for de minimis
 services which are approved by our audit and risk committee prior to the completion of the audit.
For the years ended December 31, 2021 and 2020, none of the total audit-related fees as described above were approved by our audit and risk committee pursuant to paragraph (c)(7)(i)(C) of
Rule 2-01 of
Regulation
S-X.
ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
Not applicable.
ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
No purchase of equity security in the Company was made by or on behalf of the Company or any affiliated purchaser in the fiscal year ended December 31, 2021.

In connection with the 2022 Private Placements, MCO Cotai purchased 220,075,176 Class A shares and New Cotai purchased ADSs representing 93,822,444 Class A shares and funds managed by Silver Point, L.P. purchased ADSs representing 55,747,672 Class A shares, each at the purchase price of US$0.75 per Class A share or US$3.00 per ADS. See “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions — 2022 Private Placements.”
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
ITEM 16H. MINE SAFETY DISCLOSURE
Not applicable.
ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS
Not applicable.
PART III
ITEM 17. FINANCIAL STATEMENTS
We have elected to provide financial statements pursuant to Item 18.
ITEM 18. FINANCIAL STATEMENTS
The consolidated financial statements of Studio City International Holdings Limited and its subsidiaries are included at the end of this annual report.

ITEM 19.	EXHIBITS

Exhibit Number	Description of Document

1.1	Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated by reference to Exhibit 1.1 from our annual report on Form 20-F for the fiscal year ended December 31, 2018 (File No. 001-38699), filed with the SEC on March 29, 2019)

1.2	Memorandum and Articles of Association of MSC Cotai Limited (incorporated by reference to Exhibit 1.2 from our annual report on Form 20-F for the fiscal year ended December 31, 2018 (File No. 001-38699), filed with the SEC on March 29, 2019)

2.1	Form of Registrant’s Specimen American Depositary Receipt (included in Exhibit 2.3)

2.2	Registrant’s Specimen Certificate for Ordinary Shares (incorporated herein by reference to Exhibit 4.2 from our registration statement on Form F-1 (File No. 333-227232), as amended, initially filed with the SEC on September 7, 2018)

2.3†	Form of Deposit Agreement between the Registrant, the depositary and owners and holders of the ADSs

2.4	Amended and Restated Credit Agreement relating to HK$233 million revolving credit facility and HK$1 million term loan facility dated November 23, 2016, among Studio City Company Limited and certain of its subsidiaries and affiliates with Bank of China Limited, Macau Branch, among others (incorporated herein by reference to Exhibit 4.15 from our registration statement on Form F-1 (File No. 333-227232), as amended, initially filed with the SEC on September 7, 2018)

2.5	Amended and Restated Shareholders’ Agreement, among MCO Cotai Investments Limited, New Cotai, LLC, Melco Resorts & Entertainment Limited and the Registrant (incorporated by reference to Exhibit 2.12 from our annual report on Form 20-F for the fiscal year ended December 31, 2018 (File No. 001-38699), filed with the SEC on March 29, 2019)

2.6	Amended and Restated Registration Rights Agreement, between New Cotai, LLC and the Registrant (form of which is incorporated herein by reference to Exhibit 10.5 from our registration statement on Form F-1 (File No. 333-227232), as amended, initially filed with the SEC on September 7, 2018)

2.7	Indenture relating to 6.000% senior notes due 2025 and dated July 15, 2020, among Studio City Finance Limited, as issuer, the subsidiary guarantors parties thereto, and Deutsche Bank Trust Company Americas, as trustee (incorporated by reference to Exhibit 2.16 from our annual report on Form 20-F for the fiscal year ended December 31, 2019 (File No. 001-38699), filed with the SEC on March 31, 2021)

2.8	Indenture relating to 6.500% senior notes due 2028 and dated July 15, 2020, among Studio City Finance Limited, as issuer, the subsidiary guarantors parties thereto, and Deutsche Bank Trust Company Americas, as trustee (incorporated by reference to Exhibit 2.17 from our annual report on Form 20-F for the fiscal year ended December 31, 2019 (File No. 001-38699), filed with the SEC on March 31, 2021)

2.9	Indenture relating to 5.000% senior notes due 2029 and dated January 14, 2021, among Studio City Finance Limited, as issuer, the subsidiary guarantors parties thereto, and Deutsche Bank Trust Company Americas, as trustee (incorporated by reference to Exhibit 2.18 from our annual report on Form 20-F for the fiscal year ended December 31, 2019 (File No. 001-38699), filed with the SEC on March 31, 2021)

Exhibit Number	Description of Document

2.10	Amended and Restated Credit Agreement relating to HK$233 million revolving credit facility and HK$1 million term loan facility dated March 15, 2021, among Studio City Company Limited and certain of its subsidiaries and affiliates with Bank of China Limited, Macau Branch, among others (incorporated by reference to Exhibit 2.20 from our annual report on Form 20-F for the fiscal year ended December 31, 2019 (File No. 001-38699), filed with the SEC on March 31, 2021)

2.11*	Indenture relating to 7.000% senior notes due 2027 and dated February 16, 2022, among Studio City Company Limited, as issuer, the guarantors parties thereto, and Deutsche Bank Trust Company Americas, as trustee

2.12*	Supplemental Indenture relating to 7.000% senior notes due 2027 and dated February 16, 2022, among Studio City Company Limited, Industrial and Commercial Bank of China (Macau) Limited, as the security agent, DB Trustees (Hong Kong) Limited, as the intercreditor agent, and Deutsche Bank Trust Company Americas, as the trustee

2.13*	Amendment and Restatement dated February 7, 2022 (in respect of the Intercreditor Agreement originally dated December 1, 2016) among Studio City Company Limited, the guarantors of the 7.000% senior secured notes due 2027, the lenders and agent for Studio City Company Limited’s HK$233 million revolving credit facility and HK$1 million term loan facility, the security agent and intercreditor agent named therein, among others

2.14*	Description of Registrant’s Securities

4.1	Form of Indemnification Agreement between the Registrant and each of its directors and executive officers (incorporated herein by reference to Exhibit 10.1 from our registration statement on Form F-1 (File No. 333-227232), as amended, initially filed with the SEC on September 7, 2018)

4.2	Form of Employment Agreement with the Executive Officers of the Registrant (incorporated herein by reference to Exhibit 10.2 from our registration statement on Form F-1 (File No. 333-227232), as amended, initially filed with the SEC on September 7, 2018)

4.3	English Translation of subconcession contract for operating casino games of chance or games of other forms in the Macau Special Administrative Region dated September 8, 2006, between Wynn Resorts (Macau) S.A. and Melco Resorts (Macau) Limited, which was formerly known as Melco Crown (Macau) Limited (incorporated herein by reference to Exhibit 10.3 from our registration statement on Form F-1 (File No. 333-227232), as amended, initially filed with the SEC on September 7, 2018)

4.4	Services and Right to Use Agreement dated May 11, 2007, as amended, between Studio City Entertainment Limited and Melco Resorts (Macau) Limited, which was formerly known as Melco Crown (Macau) Limited (incorporated herein by reference to Exhibit 10.7 from our registration statement on Form F-1 (File No. 333-227232), as amended, initially filed with the SEC on September 7, 2018)

4.5	Reimbursement Agreement dated June 15, 2012, between Studio City Entertainment Limited and Melco Resorts (Macau) Limited, which was formerly known as Melco Crown (Macau) Limited (incorporated herein by reference to Exhibit 10.8 from our registration statement on Form F-1 (File No. 333-227232), as amended, initially filed with the SEC on September 7, 2018)

4.6	Services and Right to Use Direct Agreement dated November 26, 2013, among Studio City Company Limited as borrower, Melco Resorts (Macau) Limited, which was formerly known as Melco Crown (Macau) Limited, Studio City Holdings Five Limited, Industrial and Commercial Bank of China (Macau) Limited as security agent and POA agent and Deutsche Bank AG, Hong Kong Branch as agent, among others (incorporated herein by reference to Exhibit 10.9 from our registration statement on Form F-1 (File No. 333-227232), as amended, initially filed with the SEC on September 7, 2018)

Exhibit Number	Description of Document

4.7	Master Services Agreement dated December 21, 2015, among Studio City Entertainment Limited, Melco Resorts (Macau) Limited, which was formerly known as Melco Crown (Macau) Limited, and other subsidiaries and affiliates of the Registrant (incorporated herein by reference to Exhibit 10.10 from our registration statement on Form F-1 (File No. 333-227232), as amended, initially filed with the SEC on September 7, 2018)

4.8	Work Agreement No. 1 dated December 21, 2015, related to sale and purchase of certain property, plant and equipment and inventory and supplies among Studio City Entertainment Limited and other subsidiaries and affiliates of the Registrant (incorporated herein by reference to Exhibit 10.11 from our registration statement on Form F-1 (File No. 333-227232), as amended, initially filed with the SEC on September 7, 2018)

4.9	Work Agreement No. 2 dated December 21, 2015, related to corporate services among Studio City Entertainment Limited and other subsidiaries and affiliates of the Registrant (incorporated herein by reference to Exhibit 10.12 from our registration statement on Form F-1 (File No. 333-227232), as amended, initially filed with the SEC on September 7, 2018)

4.10	Work Agreement No. 3 dated December 21, 2015, related to certain pay-as-used charges among Studio City Entertainment Limited and other subsidiaries and affiliates of the Registrant (incorporated herein by reference to Exhibit 10.13 from our registration statement on Form F-1 (File No. 333-227232), as amended, initially filed with the SEC on September 7, 2018)

4.11	Work Agreement No. 4 dated December 21, 2015, related to operational and property sharing services among Studio City Entertainment Limited and other subsidiaries and affiliates of the Registrant (incorporated herein by reference to Exhibit 10.14 from our registration statement on Form F-1 (File No. 333-227232), as amended, initially filed with the SEC on September 7, 2018)

4.12	Work Agreement No. 5 dated December 21, 2015, related to limousine transportation services among Studio City Hotels Limited and other subsidiaries and affiliates of the Registrant (incorporated herein by reference to Exhibit 10.15 from our registration statement on Form F-1 (File No. 333-227232), as amended, initially filed with the SEC on September 7, 2018)

4.13	Work Agreement No. 6 dated December 21, 2015, related to aviation services among Studio City Entertainment Limited and other subsidiaries and affiliates of the Registrant (incorporated herein by reference to Exhibit 10.16 from our registration statement on Form F-1 (File No. 333-227232), as amended, initially filed with the SEC on September 7, 2018)

4.14	Work Agreement No. 7 dated December 21, 2015, related to collection and payment services among Studio City Entertainment Limited and other subsidiaries and affiliates of the Registrant (incorporated herein by reference to Exhibit 10.17 from our registration statement on Form F-1 (File No. 333-227232), as amended, initially filed with the SEC on September 7, 2018)

4.15	Work Agreement No. 8 dated December 21, 2015, related to limousine transportation services among Studio City Hotels Limited and other subsidiaries and affiliates of the Registrant (incorporated herein by reference to Exhibit 10.18 from our registration statement on Form F-1 (File No. 333-227232), as amended, initially filed with the SEC on September 7, 2018)

4.16	English Translation of the Order of Secretary for Public Works and Transportation published in Macau Official Gazette No. 100/2001 dated October 9, 2001, in relation to the Studio City Land Concession (incorporated herein by reference to Exhibit 10.19 from our registration statement on Form F-1 (File No. 333-227232), as amended, initially filed with the SEC on September 7, 2018)

Exhibit Number	Description of Document

4.17	English Translation of the amended Order of Secretary for Public Works and Transportation published in Macau Official Gazette No. 31/2012 dated July 19, 2012, in relation to the Studio City Land Concession (incorporated herein by reference to Exhibit 10.20 from our registration statement on Form F-1 (File No. 333-227232), as amended, initially filed with the SEC on September 7, 2018)

4.18	English Translation of the amended Order of Secretary for Public Works and Transportation published in Macau Official Gazette No. 92/2015 dated September 10, 2015, in relation to the Studio City Land Concession (incorporated herein by reference to Exhibit 10.21 from our registration statement on Form F-1 (File No. 333-227232), as amended, initially filed with the SEC on September 7, 2018)

4.19	Participation Agreement among MSC Cotai Limited, New Cotai, LLC and the Registrant (form of which is incorporated herein by reference to Exhibit 10.22 from our registration statement on Form F-1 (File No. 333-227232), as amended, initially filed with the SEC on September 7, 2018)

4.20	Implementation Agreement among MCO Cotai Investments Limited, New Cotai, LLC, Melco Resorts & Entertainment Limited and the Registrant (form of which is incorporated herein by reference to Exhibit 10.23 from our registration statement on Form F-1 (File No. 333-227232), as amended, initially filed with the SEC on September 7, 2018)

8.1*	Significant Subsidiaries of the Registrant

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

101.INS*	Inline XBRL Instance Document-this instance document does not appear in the Interactive Data file because its XBRL tags are embedded within the Inline XBRL document

101.SCH*	Inline XBRL Taxonomy Extension Schema Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Furnished with this annual report on Form 20-F.

†	Previously filed with the Registration Statement on Form F-6 (File No. 333-227759), dated October 9, 2018, and incorporated herein by reference.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on
Form 20-F
and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

STUDIO CITY INTERNATIONAL HOLDINGS LIMITED

Date: March 31, 2022	By:	/s/ Kevin Richard Benning
Name: Kevin Richard Benning
Title: Property General Manager

STUDIO CITY INTERNATIONAL HOLDINGS LIMITED
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

Page

Reports of Independent Registered Public Accounting Firm (PCAOB ID: 1409)	F-2

Consolidated Balance Sheets as of December 31, 2021 and 2020	F-6

Consolidated Statements of Operations for the Years Ended December 31, 2021, 2020 and 2019	F-8

Consolidated Statements of Comprehensive (Loss) Income for the Years Ended December 31, 2021, 2020 and 2019	F-10

Consolidated Statements of Equity for the Years Ended December 31, 2021, 2020 and 2019	F-11

Consolidated Statements of Cash Flows for the Years Ended December 31, 2021, 2020 and 2019	F-12

Notes to Consolidated Financial Statements for the Years Ended December 31, 2021, 2020 and 2019	F-14

Schedule 1 – Studio City International Holdings Limited Condensed Financial Statements as of December 31, 2021 and 2020 and for the Years Ended December 31, 2021, 2020 and 2019	F-44

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and the Board of Directors of Studio City International Holdings Limited
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Studio City International Holdings Limited (the Company) as of December 31, 2021 and 2020, the related consolidated statements of operations, comprehensive (loss) income, equity and cash flows for each of the three years in the period ended December 31, 2021, and the related notes and the financial statement schedule included in Schedule 1 (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021, in conformity with U.S. generally accepted accounting principles.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated March 31, 2022 expressed an unqualified opinion thereon.
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

Impairment assessment of long-lived assets

Description of the Matter
At December 31, 2021, the Company’s long-lived asset group to be held and used in the Company’s business, comprising of property and equipment, intangible assets, other long-term assets, land use right and operating lease right-of-use
assets, was US$2,705.0 million. As discussed in the Company’s accounting policy in notes 1(b) and 2(l) of the consolidated financial statements, long-lived assets (asset groups) with finite lives to be held and used shall be evaluated for impairment whenever indicators of impairment exist. As the Company generated operating losses due to the severe decline in overall market conditions resulting from the continuing impact of coronavirus disease
(“COVID-19”)
during 2021, the Company evaluated its long-lived assets for recoverability as of December 31, 2021 and concluded no impairment existed at that date as the estimated undiscounted future cash flows exceeded their carrying values.

Auditing the Company’s impairment assessment involved a high degree of subjectivity due to the significant estimations required to determine the projected future cash flows of the asset group. In particular, the estimate is sensitive to significant assumptions, including future revenue growth rates and gross margin which can be affected by expectations about future market and economic conditions, including the continuing impact of
COVID-19.

How We Addressed the Matter in Our Audit
We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the Company’s impairment assessment process. For example, we tested the controls over management’s identification of impairment indicators. We also tested controls over management’s review of the significant assumptions described above used to develop the undiscounted cash flow projections.

To test the Company’s impairment assessment of the asset group, our audit procedures included, among others, evaluating the significant assumptions used to develop the projected future cash flows of the asset group and testing the completeness and accuracy of the underlying data used by the Company. We compared the significant assumptions, including future revenue growth rates and gross margin, to current industry and economic trends, including the impact of
COVID-19,
as well as to changes in the Company’s strategic plans. We assessed the historical accuracy of the Company’s cash flow projections by comparing them with actual operating results. Furthermore, we performed sensitivity analyses of the significant assumptions to evaluate the changes in the future cash flows that could result from changes in the assumptions.

/s/ Ernst & Young
We have served as the Company’s auditor since 2017.
Hong Kong
March 31, 2022

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and the Board of Directors of Studio City International Holdings Limited
Opinion on Internal Control Over Financial Reporting
We have audited Studio City International Holdings Limited’s internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Studio City International Holdings Limited (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on the COSO criteria.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2021 and 2020, the related consolidated statements of operations, comprehensive (loss) income, equity and cash flows for each of the three years in the period ended December 31, 2021, and the related notes and the financial statement schedule included in Schedule 1 and our report dated March 31, 2022 expressed an unqualified opinion thereon.
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
March 31, 2022

STUDIO CITY INTERNATIONAL HOLDINGS LIMITED
CONSOLIDATED BALANCE SHEETS
(In thousands of U.S. dollars, except share and per share data)

	December 31,
	2021	2020
ASSETS

Current assets:
Cash and cash equivalents	$499,289	$575,215
Restricted cash	—	13
Accounts receivable, net of allowances for credit losses of nil and $976	247	157
Amounts due from affiliated companies	15,697	10,672
Inventories	5,828	9,297
Prepaid expenses and other current assets	42,633	12,467

Total current assets	563,694	607,821

Property and equipment, net	2,556,040	2,180,897

Intangible assets, net	2,777	4,005

Long-term prepayments, deposits and other assets	69,624	117,555

Restricted cash	130	131

Operating lease right-of-use assets	14,588	17,379

Land use right, net	112,114	116,109

Total assets	$3,318,967	$3,043,897

LIABILITIES, SHAREHOLDERS’ EQUITY AND PARTICIPATION INTEREST

Current liabilities:
Accounts payable	$211	$206
Accrued expenses and other current liabilities	201,405	118,946
Income tax payable	21	33
Amounts due to affiliated companies	53,093	42,966

Total current liabilities	254,730	162,151

Long-term debt, net	2,087,486	1,584,660

Other long-term liabilities	17,771	11,778

Deferred tax liabilities, net	—	448

Operating lease liabilities, non-current	14,797	17,137

Total liabilities	$2,374,784	$1,776,174

Commitments and contingencies (Note 18)

STUDIO CITY INTERNATIONAL HOLDINGS LIMITED
CONSOLIDATED BALANCE SHEETS
 - continued
(In thousands of U.S. dollars, except share and per share data)

	December 31,
	2021	2020
Shareholders’ equity and participation interest:
Class A ordinary shares, par value $0.0001; 1,927,488,240 shares authorized; 370,352,700 shares issued and outstanding	$37	$37
Class B ordinary shares, par value $0.0001; 72,511,760 shares authorized; 72,511,760 shares issued and outstanding	7	7
Additional paid-in capital	2,134,227	2,134,227
Accumulated other comprehensive (loss) income	(6,136)	11,876
Accumulated losses	(1,338,715)	(1,086,160)

Total shareholders’ equity	789,420	1,059,987

Participation interest	154,763	207,736

Total shareholders’ equity and participation interest	944,183	1,267,723

Total liabilities, shareholders’ equity and participation interest	$3,318,967	$3,043,897

The accompanying notes are an integral part of these consolidated financial statements.

STUDIO CITY INTERNATIONAL HOLDINGS LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands of U.S. dollars, except share and per share data)

	Year Ended December 31,
	2021	2020	2019
Operating revenues:
Provision of gaming related services from related parties	$(1,455)	$(42,682)	$393,512
Rooms (including revenues from related parties of $30,974, $15,981 and $53,865 for the years ended December 31, 2021, 2020 and 2019, respectively)	38,749	21,997	85,975
Food and beverage (including revenues from related parties of $18,004, $14,487 and $38,719 for the years ended December 31, 2021, 2020 and 2019, respectively)	26,734	22,653	68,706
Entertainment (including revenues from related parties of $361, $25 and $7,685 for the years ended December 31, 2021, 2020 and 2019, respectively)	2,649	1,389	21,815
Services fee from related parties	24,906	26,151	39,470
Mall	13,683	17,008	14,844
Retail and other	1,602	2,692	2,411

Total operating revenues	106,868	49,208	626,733

Operating costs and expenses:
Provision of gaming related services (including costs to related parties of $27,223, $25,576 and $21,445 for the years ended December 31, 2021, 2020 and 2019, respectively)	(28,085)	(26,993)	(24,179)
Rooms (including costs to related parties of $7,948, $7,527 and $12,491 for the years ended December 31, 2021, 2020 and 2019, respectively)	(12,176)	(11,229)	(21,766)
Food and beverage (including costs to related parties of $17,146, $19,370 and $27,797 for the years ended December 31, 2021, 2020 and 2019, respectively)	(27,853)	(27,301)	(57,718)
Entertainment (including costs to related parties of $2,207, $2,273 and $4,521 for the years ended December 31, 2021, 2020 and 2019, respectively)	(2,842)	(3,409)	(22,719)
Mall (including costs to related parties of $1,711, $2,025 and $2,026 for the years ended December 31, 2021, 2020 and 2019, respectively)	(3,785)	(4,661)	(8,658)
Retail and other (including costs to related parties of $1,331, $1,220 and $1,739 for the years ended December 31, 2021, 2020 and 2019, respectively)	(1,474)	(1,204)	(1,735)
General and administrative (including expenses to related parties of $46,712, $52,213 and $72,847 for the years ended December 31, 2021, 2020 and 2019, respectively)	(87,577)	(89,006)	(128,931)
Pre-opening costs (including expenses to related parties of $351, $240 and $32 for the years ended December 31, 2021, 2020 and 2019, respectively)	(984)	(201)	(2,567)
Amortization of land use right	(3,325)	(3,333)	(3,300)
Depreciation and amortization	(124,309)	(157,001)	(168,643)
Property charges and other (including expenses to related parties of $4,246, $1,694 and $630 for the years ended December 31, 2021, 2020 and 2019, respectively)	(6,031)	(4,798)	(8,521)

Total operating costs and expenses	(298,441)	(329,136)	(448,737)

Operating (loss) income	$(191,573)	$(279,928)	$177,996

STUDIO CITY INTERNATIONAL HOLDINGS LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS
 - continued
(In thousands of U.S. dollars, except share and per share data)

	Year Ended December 31,
	2021	2020	2019

Non-operating income (expenses):
Interest income	$3,060	$1,276	$5,861
Interest expenses, net of amounts capitalized	(90,967)	(104,799)	(132,291)
Other financing costs	(419)	(421)	(416)
Foreign exchange gains (losses), net	6,257	(3,434)	(3,975)
Other (expenses) income, net	—	(81)	430
Loss on extinguishment of debt	(28,817)	(18,716)	(2,995)
Costs associated with debt modification	—	—	(579)

Total non-operating expenses, net	(110,886)	(126,175)	(133,965)

(Loss) income before income tax	(302,459)	(406,103)	44,031
Income tax credit (expense)	457	1,011	(402)

Net (loss) income	(302,002)	(405,092)	43,629
Net loss (income) attributable to participation interest	49,447	83,466	(10,065)

Net (loss) income attributable to Studio City International Holdings Limited	$(252,555)	$(321,626)	$33,564

Net (loss) income attributable to Studio City International Holdings Limited per Class A ordinary share:
Basic	$(0.682)	$(1.091)	$0.139

Diluted	$(0.682)	$(1.103)	$0.139

Weighted average Class A ordinary shares outstanding used in net (loss) income attributable to Studio City International Holdings Limited per Class A ordinary share calculation:
Basic	370,352,700	294,837,092	241,818,016

Diluted	370,352,700	367,348,852	241,818,016

The accompanying notes are an integral part of these consolidated financial statements.

STUDIO CITY INTERNATIONAL HOLDINGS LIMITED
CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME
(In thousands of U.S. dollars)

	Year Ended December 31,
	2021	2020	2019
Net (loss) income	$(302,002)	$(405,092)	$43,629
Other comprehensive (loss) income:
Foreign currency translation adjustments	(21,538)	15,208	18,629

Other comprehensive (loss) income	(21,538)	15,208	18,629

Total comprehensive (loss) income	(323,540)	(389,884)	62,258
Comprehensive loss (income) attributable to participation interest	52,973	79,865	(14,362)

Comprehensive (loss) income attributable to Studio City International Holdings Limited	$(270,567)	$(310,019)	$47,896

The accompanying notes are an integral part of these consolidated financial statements.

STUDIO CITY INTERNATIONAL HOLDINGS LIMITED
CONSOLIDATED STATEMENTS OF EQUITY
(In thousands of U.S. dollars, except share and per share data)

	Studio City International Holdings Limited Shareholders’ Equity
	Class A Ordinary Shares		Class B Ordinary Shares		Additional Paid-in Capital	Accumulated Other Comprehensive (Loss) Income	Accumulated Losses	Participation Interest	Total Equity
	Shares	Amount	Shares	Amount
Balance at January 1, 2019	241,818,016	$24	72,511,760	$7	$1,655,602	$(14,063)	$(798,098)	$252,929	$1,096,401
Net income	—	—	—	—	—	—	33,564	10,065	43,629
Foreign currency translation adjustments	—	—	—	—	—	14,332	—	4,297	18,629

Balance at December 31, 2019	241,818,016	24	72,511,760	7	1,655,602	269	(764,534)	267,291	1,158,659
Net loss	—	—	—	—	—	—	(321,626)	(83,466)	(405,092)
Foreign currency translation adjustments	—	—	—	—	—	11,607	—	3,601	15,208
Shares issued, net of offering expenses	128,534,684	13	—	—	498,935	—	—	—	498,948
Change in Participation Interest resulted from 2020 Private Placements (as described in Note 13)	—	—	—	—	(20,310)	—	—	20,310	—

Balance at December 31, 2020	370,352,700	37	72,511,760	7	2,134,227	11,876	(1,086,160)	207,736	1,267,723
Net loss	—	—	—	—	—	—	(252,555)	(49,447)	(302,002)
Foreign currency translation adjustments	—	—	—	—	—	(18,012)	—	(3,526)	(21,538)

Balance at December 31, 2021	370,352,700	$37	72,511,760	$7	$2,134,227	$(6,136)	$(1,338,715)	$154,763	$944,183

The accompanying notes are an integral part of these consolidated financial statements.

STUDIO CITY INTERNATIONAL HOLDINGS LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands of U.S. dollars)

	Year Ended December 31,
	2021	2020	2019
Cash flows from operating activities:
Net (loss) income	$(302,002)	$(405,092)	$43,629
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities:
Depreciation and amortization	127,634	160,334	171,943
Amortization of deferred financing costs and original issue premiums	1,466	4,507	7,554
Loss (gain) on disposal of property and equipment and other long-term assets	171	(272)	545
Impairment loss recognized on property and equipment	1,500	3,769	—
Write-off of other assets	—	—	7,556
(Reversal) provision for credit losses	(65)	1,277	19
Loss on extinguishment of debt	28,817	18,716	2,995
Costs associated with debt modification	—	—	579
Changes in operating assets and liabilities:
Accounts receivable	(91)	1,241	324
Amounts due from affiliated companies	(5,750)	54,405	(23,426)
Inventories, prepaid expenses and other	(1,789)	1,931	3,621
Long-term prepayments, deposits and other	6,939	(54,748)	6,267
Accounts payable, accrued expenses and other	(6,024)	22,134	9,521
Amounts due to affiliated companies	14,207	24,512	(3,525)
Other long-term liabilities	(1,854)	(139)	902

Net cash (used in) provided by operating activities	(136,841)	(167,425)	228,504

Cash flows from investing activities:
Acquisition of property and equipment	(400,367)	(202,712)	(78,588)
Placement of bank deposits with original maturities over three months	(278,700)	—	(60,152)
Funds to an affiliated company	(4,449)	(9,616)	(13,711)
Acquisition of intangible assets	(4,113)	(101)	—
Proceeds from sale of property and equipment and other long-term assets	1,694	2,640	1,377
Withdrawals of bank deposits with original maturities over three months	278,700	—	60,152

Net cash used in investing activities	(407,235)	(209,789)	(90,922)

Cash flows from financing activities:
Principal payments on long-term debt	(252,944)	(850,000)	(558,466)
Payments of deferred financing costs	(33,297)	(25,411)	(9,913)
Net (payments for) proceeds from issuance of shares	(445)	499,222	(5,063)
Proceeds from long-term debt	758,194	1,000,000	383,466

Net cash provided by (used in) financing activities	471,508	623,811	(189,976)

Effect of exchange rate on cash, cash equivalents and restricted cash	(3,372)	1,530	2,061

(Decrease) increase in cash, cash equivalents and restricted cash	(75,940)	248,127	(50,333)
Cash, cash equivalents and restricted cash at beginning of year	575,359	327,232	377,565

Cash, cash equivalents and restricted cash at end of year	$499,419	$575,359	$327,232

STUDIO CITY INTERNATIONAL HOLDINGS LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
 - continued
(In thousands of U.S. dollars)

	Year Ended December 31,
	2021	2020	2019
Supplemental cash flow disclosures:
Cash paid for interest, net of amounts capitalized	$(84,141)	$(81,488)	$(112,544)
Cash paid for amounts included in the measurement of lease liabilities - operating cash flows from operating leases	$(734)	$(735)	$(1,032)
Change in operating lease right-of-use assets and lease liabilities arising from lease modification	$(2,575)	$3,213	$(187)
Change in accrued expenses and other current liabilities and other long-term liabilities related to acquisition of property and equipment	$142,682	$61,024	$20,728
Change in amounts due from/to affiliated companies related to acquisition of property and equipment and other long-term assets	$7,477	$9,464	$18,521
Change in amounts due to affiliated companies related to acquisition of intangible assets	$—	$3,938	$—
Offering expenses capitalized for the issuance of shares included in accrued expenses and other current liabilities	$—	$445	$—

The accompanying notes are an integral part of these consolidated financial statements.

STUDIO CITY INTERNATIONAL HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except share and per share data)

1.	ORGANIZATION AND BUSINESS

(a)	Company Information
Studio City International Holdings Limited (“Studio City International”)
is
an exempted company with limited liability registered by way of continuation in the Cayman Islands, with its American depositary shares (“ADSs”) listed on the New York Stock Exchange under the symbol “MSC” in the United States of America.
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
Studio City International authorized two classes of ordinary shares, the Class A ordinary shares and the Class B ordinary shares, in each case with a par value of $0.0001 each. The Class A ordinary share and Class B ordinary share have the same rights, except that holders of the Class B ordinary shares do not have any right to receive dividends or distributions upon the liquidation or winding up of Studio City International or to otherwise share in profits and surplus assets. MCO Cotai Investments Limited (“MCO Cotai”), a subsidiary of Melco, through its ownership of the Class A ordinary shares, is the controlling shareholder of Studio City International. New Cotai, LLC (“New Cotai”), a private company organized in the United States of America, is the holder of all outstanding Class B ordinary shares which have only voting and no economic rights. New Cotai has a non-voting,
non-shareholding
economic participation interest (“Participation Interest”) in MSC Cotai Limited (“MSC Cotai”), a subsidiary of Studio City International, which entitles New Cotai to receive from MSC Cotai an amount equal to a certain percentage of the amount of any distribution, dividend or other consideration paid by MSC Cotai to Studio City International, subject to adjustments, exceptions and conditions as set out in the participation agreement (the “Participation Agreement”) entered into by MSC Cotai, New Cotai and Studio City International in 2018 (the “MSC Cotai’s Distribution”). The Participation Agreement also provides that New Cotai is entitled to exchange all or a portion of its Participation Interest for a number of Class A ordinary shares subject to adjustments, exceptions and conditions as set out in the Participation Agreement and a proportionate number of Class B ordinary shares will be deemed surrendered and automatically canceled for no consideration as set out in the Participation Agreement when New Cotai exchanges all or a portion of the Participation Interest for Class A ordinary shares. As of December 31, 2021 and 2020, the Participation Interest entitled New Cotai to receive from MSC Cotai an amount equal to approximately 19.6% of the MSC Cotai’s Distribution.
As of December 31, 2021 and 2020, Melco International Development Limited (“Melco International”), a company listed in the Hong Kong Special Administrative Region of the People’s Republic of China (“Hong Kong”), is the single largest shareholder of Melco.

(b)	Recent Developments Related to COVID-19 and Business Operation
The disruptions to the Company’s business caused by the coronavirus
(COVID-19)
outbreak continue to have a material effect on its financial condition and operations during 2021.
The Company’s operations have been impacted by periodic travel restrictions and quarantine requirements being imposed by the governments of Macau, Hong Kong and the People’s Republic of

STUDIO CITY INTERNATIONAL HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands of U.S. dollars, except share and per share data)

1.	ORGANIZATION AND BUSINESS - continued

(b)	Recent Developments Related to COVID-19 and Business Operation - continued

China (“PRC”) in response to various outbreaks and also due to the PRC’s “dynamic zero” policy. The appearance of
COVID-19
cases in Macau in early August 2021 and late September 2021 led to city-wide mandatory testing, mandatory closure of most entertainment and leisure venues (casinos and gaming areas excluded), and strict travel restrictions and requirements being implemented to enter and exit Macau. Since October 19, 2021, authorities have eased pandemic prevention measures such that travelers are no longer required to undergo a
14-day
quarantine on arrival in Zhuhai, and the validity of nucleic acid tests to enter Zhuhai was extended from 24 hours to 7 days. The validity of nucleic acid tests to enter Macau and quarantine requirements upon entry to Macau vary from time to time and is currently set at 24 hours for entry from Zhuhai. Health-related precautionary measures remain in place and non-Macau resident individuals who are not residents of Taiwan, Hong Kong, or the PRC continue to be unable to enter Macau, except if they have been in Hong Kong or the PRC in the preceding 21 days and are eligible for an exemption application.
The
COVID-19
outbreak has also impacted the construction schedules of the remaining development project at Studio City. As announced by Studio City International in May 2021, the Macau government granted an extension of the development period under the Studio City land concession to December 27, 2022.
The pace of recovery from
COVID-19-related
disruptions continues to depend on future events, including duration of travel and visa restrictions, the pace of vaccination progress, development of new medicines for
COVID-19
as well as customer sentiment and consumer behavior related to discretionary spending and travel, all of which remain highly uncertain. The Company is currently unable to reasonably estimate the financial impact to its future results of operations, cash flows and financial condition from these disruptions.
As of December 31, 2021, the Company had cash and cash equivalents of $499,289 and available borrowing capacity under the 2016 SC Revolving Credit Facility (as defined in Note 10) of Hong Kong dollars (“HK$”)
233,000,000
(equivalent to $29,878), subject to the satisfaction of certain conditions precedent. On February 16, 2022, Studio City Company Limited (“Studio City Company”), a subsidiary of Studio City International, issued $350,000 in aggregate principal amount of 2022 7.000% Studio City Secured Notes (as described in Note 21). In addition, during February and March 2022, Studio City International announced and completed the 2022 Private Placements (as described in Note 21) with gross proceeds amounting to $300,000.
The Company has taken various mitigating measures to manage through the current
COVID-19
outbreak challenges, such as implementing cost reduction programs to minimize cash outflows for non-essential
items, rationalizing the Company’s capital expenditure programs with deferrals and reductions, refinancing existing borrowings and raising additional capital through debt and equity offerings.
The Company believes it will be able to support continuing operations and capital expenditures for at least twelve months after the date that these consolidated financial statements are issued.
Unrelated to the COVID-19 outbreak, in December 2021, Melco Resorts Macau ceased all gaming promoter arrangements at the Studio City Casino. This may impact the provision of gaming related services revenue of the Company going forward.

STUDIO CITY INTERNATIONAL HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands of U.S. dollars, except share and per share data)

1.	ORGANIZATION AND BUSINESS - continued

(c)	Macau gaming subconcession contract
On September 8, 2006, Melco Resorts Macau entered into a subconcession contract to operate its gaming business in Macau. Melco Resorts Macau’s subconcession contract expires on June 26, 2022. Under current applicable Macau gaming law, a concession or subconcession may be extended or renewed by order of the Macau Chief Executive, one or more times, up to a maximum of five years.
Melco Resorts Macau and one of the Studio City International’s subsidiaries entered into a services and right to use agreement on May 11, 2007, as amended on June 15, 2012, together with related agreements (the “Services and Right to Use Arrangements”) under which Melco Resorts Macau agreed to operate the Studio City Casino since the Company does not hold a gaming license in Macau. These arrangements remain effective until June 26, 2022 and will be extended if Melco Resorts Macau obtains a gaming concession, subconcession or other right to legally operate gaming in Macau beyond June 26, 2022 and if the Macau government permits such extension.
The Services and Right to Use Arrangements were approved by the Macau government and are subject to the satisfaction of certain conditions imposed by the Macau government on Melco Resorts Macau and one of the Studio City International’s subsidiaries in connection with granting its approval.
In January 2022, the Macau government put forth a proposed law amending the Macau gaming law which is under review and a revised proposed law amending the gaming law is expected to be put forth by the Macau government for final approval by the Macau Legislative Assembly in April 2022.
The Macau government has publicly stated that the concessions and subconcessions contracts may be extended until December 31, 2022 to enable the conclusion of the proposed amendments to Macau’s gaming law and the completion of the tender process for new concessions. In March 2022, Melco Resorts Macau filed an application with the Macau government for the extension of its subconcession contract until December 31, 2022. The extension of the subconcession contract is subject to the approval of the Macau government and execution of an addendum to the subconcession contract.
Under the indentures of the senior notes issued by Studio City Finance Limited (“Studio City Finance”), a subsidiary of Studio City International, and the senior secured notes issued by Studio City Company, the respective holders of the senior notes can require the respective issuer to repurchase all or any part of the respective senior notes at par, plus any accrued and unpaid interest (the “Special Put Option”) (i) upon the occurrence of any event after which Melco Resorts Macau’s subconcession or other permits or authorizations as are necessary for the operation of the Studio City Casino in substantially the same manner and scope as operations were conducted at the issue date of the respective senior notes issued by Studio City Finance and Studio City Company cease to be in full force and effect, for a period of ten consecutive days or more, and such event has a material adverse effect on the financial condition, business, properties or results of operations of the respective issuer and its subsidiaries, taken as a whole; or (ii) if the termination, rescission, revocation or modification of Melco Resorts Macau’s subconcession has had a material adverse effect on the financial condition, business, properties, or results of operations of the respective issuer and its subsidiaries.
In relation to the credit facilities of Studio City Company, any termination, revocation, rescission or modification of Melco Resorts Macau’s subconcession which has had a material adverse effect on the financial condition, business, properties, or results of operations of the Company, taken as a whole, would constitute a mandatory prepayment event, which would result in (i) the cancellation of available commitments; and (ii) subject to each lender’s election, such electing lender’s share of all outstanding amounts under such facilities becoming immediately due and payable.

STUDIO CITY INTERNATIONAL HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands of U.S. dollars, except share and per share data)

1.	ORGANIZATION AND BUSINESS - continued

(c)	Macau gaming subconcession contract - continued

The Company believes Melco Resorts Macau is in a position to satisfy the requirements related to the extension of its subconcession and the award of a new concession as they may be established by the Macau government and, the Services and Right to Use Arrangements will be extended, at least for the transition period of three years. Accordingly, the accompanying consolidated financial statements are prepared on a going concern basis.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of Presentation and Principles of Consolidation
Under the Services and Right to Use Arrangements, Melco Resorts Macau deducts gaming taxes and the costs incurred in connection with its operations from Studio City Casino’s gross gaming revenues. The Company receives the residual gross gaming revenues and recognizes these amounts as revenues from provision of gaming related services.
In December 2015, certain of the Studio City International’s subsidiaries entered into a master services agreement and related work agreements (collectively, the “Management and Shared Services Arrangements”) with certain of Melco’s subsidiaries with respect to services provided to and from Studio City.
Under the Management and Shared Services Arrangements, certain of the corporate and administrative functions as well as operational activities of the Company are administered by staff employed by certain Melco subsidiaries, including senior management services, centralized corporate functions and operational and venue support services. Payment arrangements for the services are provided for in the individual work agreements and may vary depending on the services provided. Corporate services are charged at pre-negotiated
rates, subject to a base fee and cap. Senior management service fees and staff costs on operational services are allocated to the Company based on percentages of efforts on the services provided to the Company. Other costs in relation to shared office equipment are allocated based on a percentage of usage.
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
The accompanying consolidated financial statements include the accounts of Studio City International and its subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation.

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

STUDIO CITY INTERNATIONAL HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands of U.S. dollars, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(b)	Use of Estimates - continued

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
The current portion of restricted cash represents cash deposited into bank accounts which are restricted as to withdrawal and use and the Company expects these funds will be released or utilized in accordance with the terms of the respective agreements within the next twelve months, while the non-current
portion of restricted cash represents funds that will not be released or utilized within the next twelve months. Restricted cash mainly represents collateral bank accounts associated with borrowings under the credit facilities.

(f)	Accounts Receivable and Credit Risk
Accounts receivable, including hotel and other receivables, are typically non-interest
bearing and are recorded at amortized cost. Accounts are written off when management deems it is probable the receivables are uncollectible. Recoveries of accounts previously written off are recorded when received. An estimated allowance for credit losses is maintained to reduce the Company’s receivables to their carrying amounts, which reflects the net amount the Company expects to collect. The allowance is estimated based on specific reviews of customer accounts with a balance over a specified dollar amount, the age of the balances owed, the customers’ financial condition, management’s experience with the collection trends of the customers and management’s expectations of current and future economic conditions.
Management believes that as of December 31, 2021 and 2020, no significant concentrations of credit risk existed for which an allowance had not already been recorded.

(g)	Inventories
Inventories consist of retail merchandise, food and beverage items and certain operating supplies, which are stated at the lower of cost or net realizable value. Cost is calculated using the first-in,
first-out
and weighted average methods.

(h)	Property and Equipment
Property and equipment are stated at cost, net of accumulated depreciation and amortization, and impairment losses, if any. Gains or losses on dispositions of property and equipment are included in the

STUDIO CITY INTERNATIONAL HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands of U.S. dollars, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(h)	Property and Equipment - continued

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
Other long-term assets, represent the payments for the future economic benefits of certain plant and equipment for the operation of Studio City Casino, transferred from Melco Resorts Macau to the Company pursuant to the Services and Right to Use Arrangements (the “Studio City Gaming Assets”), are stated at cost, net of accumulated amortization, and impairment losses, if any. The legal ownerships of the Studio City Gaming Assets are retained by Melco Resorts Macau. An item of the Studio City Gaming Assets is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of an item of the Studio City Gaming Assets. Any gain or loss arising on the disposal or retirement of an item of the Studio City Gaming Assets is determined as the difference between the sale proceeds and the carrying amount of an item of the Studio City Gaming Assets and is recognized in the accompanying consolidated statements of operations.
Amortization is recognized so as to write off the cost of the Studio City Gaming Assets using straight-line method over the respective estimated useful lives of the Studio City Gaming Assets, ranging from 2 to 10 years.

(j)	Capitalized Interest
Interest, including amortization of deferred financing costs, associated with major development and construction projects is capitalized and included in the cost of the projects. The capitalization of interest ceases when the project is substantially completed or the development activity is substantially suspended. The amount to be capitalized is determined by applying the weighted average interest rate of the Company’s outstanding borrowings to the average amount of accumulated qualifying capital expenditures for assets under construction during the year. Total interest expenses incurred amounted

STUDIO CITY INTERNATIONAL HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands of U.S. dollars, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(j)	Capitalized Interest - continued

to

$
114,694
, $
115,697
and $
132,291
, of which $
23,727
, $
10,898
and
nil
were capitalized during the years ended December 31, 2021, 2020 and 2019, respectively.

(k)	Intangible Assets
Intangible assets are amortized over their useful lives unless their lives are determined to be indefinite in which case they are not amortized. Intangible assets are carried at cost, less accumulated amortization. The Company’s intangible assets consist of internal-use
software, finite-lived intangible assets. Finite-lived intangible assets are amortized over the shorter of their contractual terms or estimated useful lives.
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
During the years ended December 31, 2021 and 2020, impairment losses of $1,500 and $3,769 were recognized, respectively, mainly due to reconfigurations and renovations at Studio City, and included in property charges and other in the accompanying consolidated statements of operations.
As a result of the
COVID-19
outbreak as disclosed in Note 1(b), the Company evaluated its long-lived assets for recoverability as of December 31, 2021 and 2020 and concluded no other impairment charges to be recorded. No impairment loss was recognized during the year ended December 31, 2019.

(m)	Deferred Financing Costs
Direct and incremental costs incurred in obtaining loans or in connection with the issuance of long-term debt are capitalized and amortized to interest expenses over the terms of the related debt agreements using the effective interest method. Deferred financing costs incurred in connection with the issuance of revolving credit facilities are included in other assets, either current or non-current,
in the accompanying consolidated balance sheets, based on the maturity of each revolving credit facility. All other deferred financing costs are presented as a reduction of long-term debt in the accompanying consolidated balance sheets.

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
Operating lease
right-of-use
assets and liabilities are recognized based on the present value of the future minimum lease payments over the lease term at the commencement date. The initial measurement of the right-of-use
assets also includes any prepaid lease payments and any initial direct costs incurred, and is reduced by any lease incentive received. For leases where the rate implicit in the lease is not readily determinable, the Company uses its incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. The expected lease terms include options to extend or terminate the lease when it is reasonably certain that the Company will exercise such option. Lease expense for minimum lease payments is recognized on a straight-line basis over the expected lease term. Leases with an expected term of 12 months or less are not accounted for on the balance sheet and the related lease expense is recognized on a straight-line basis over the expected lease term.
The Company’s lease contracts have lease and
non-lease
components. For contracts in which the Company is a lessee, the Company accounts for the lease components and non-lease
components as a single lease component for all classes of underlying assets, except for real estate. For contracts in which the Company is a lessor, all are accounted for as operating leases, and the lease components and non-lease
components are accounted for separately.

(p)	Revenue Recognition
The Company’s revenues from contracts with customers consist of provision of gaming related services, sales of rooms, food and beverage, entertainment, retail and other goods and services.
Revenues from provision of gaming related services represent revenues arising from the provision of facilities for the operations of Studio City Casino and services related thereto pursuant to the Services

F-2
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

Contract and Contract-Related Liabilities
In providing goods and services to customers, there may be a timing difference between cash receipts from customers and recognition of revenues, resulting in a contract or contract-related liability. The Company’s primary types of liabilities related to contracts with customers are advance deposits on rooms and advance ticket sales which represent cash received in advance for goods or services yet to be provided. These amounts are included in accrued expenses and other current liabilities on the accompanying consolidated balance sheets and will be recognized as revenues when the goods or services

are provided or the events are held. Decreases in this balance generally represent the recognition of revenues and increases in the balance represent additional deposits made by customers. The deposits are expected to primarily be recognized as revenues within one year
. Advance customer deposits and ticket sales of $
2,259
as of December 31, 2021 decreased by $
144
from the balance of $
2,403
as of December 31, 2020. Advance customer deposits and ticket sales of $
2,403
as of December 31, 2020 decreased by $
1,543
from the balance of $
3,946
as of December 31, 2019.

(q)	Pre-opening Costs
Pre-opening
costs represent personnel, marketing and other costs incurred prior to the opening of new or start-up
operations and are expensed as incurred. During the years ended December 31, 2021, 2020 and 2019, the Company incurred pre-opening
costs in connection with the development and other
one-off
activities related to the marketing of new facilities and operations of Studio
City.

STUDIO CITY INTERNATIONAL HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands of U.S. dollars, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(r)	Advertising and Promotional Costs
The Company expenses advertising and promotional costs the first time the advertising takes place or as incurred. Advertising and promotional costs included in the accompanying consolidated statements of operations were $4,977, $4,607 and $22,177 for the years ended December 31, 2021, 2020 and 2019, respectively.

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
The functional currency of Studio City International is the United States dollar (“$” or “US$”) and the functional currency of most of Studio City International’s foreign subsidiaries is the local currency in which the subsidiary operates. All assets and liabilities are translated at the rates of exchange prevailing at the balance sheet date and all income and expense items are translated at the average rates of exchange over the year. All exchange differences arising from the translation of foreign subsidiaries’ financial statements are recorded as a component of other comprehensive (loss) income.

(t)	Comprehensive (Loss) Income and Accumulated Other Comprehensive (Loss) Income
Comprehensive (loss) income includes net (loss) income and other non-shareholder
changes in equity, or other comprehensive (loss) income and is reported in the accompanying consolidated statements of comprehensive (loss) income.
As of December 31, 2021 and 2020, the Company’s accumulated other comprehensive (loss) income consisted solely of foreign currency translation adjustments, net of tax and participation interest.

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
The Company’s income tax returns are subject to examination by tax authorities in the jurisdictions where it operates. The Company assesses potentially unfavorable outcomes of such examinations based on accounting standards for uncertain income taxes. These accounting standards utilize a two-step
approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates it is more likely than not that the position, based on the technical merits of the
position, will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount which is more than 50% likely, based on cumulative probability.

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
Diluted net (loss) income attributable to Studio City International Holdings Limited per Class A ordinary share is calculated by dividing the net (loss) income attributable to Studio City International Holdings Limited by the weighted average number of Class A ordinary shares outstanding during the year adjusted to include the number of additional Class A ordinary shares that would have been outstanding if potential dilutive securities had been issued and the if-converted
method is applied for the potential dilutive effect of the exchange of Class B ordinary shares for the proportionate number of Class A ordinary shares. During the years ended December 31, 2021 and 2019, there were no potentially dilutive securities issued or outstanding.
Basic and diluted net (loss) income attributable to Studio City International Holdings Limited per Class A ordinary share does not include Class B ordinary shares as such shares do not participate in the (loss) income of Studio City International. As a result, Class B ordinary shares are not considered participating securities and are not included in the weighted average number of shares outstanding for purposes of computing net (loss) income attributable to Studio City International Holdings Limited per share.

The weighted average number of Class A ordinary shares used in the calculation of basic and diluted net (loss) income attributable to Studio City International Holdings Limited per Class A ordinary share consisted of the following:

	Year Ended December 31,
	2021	2020	2019
Weighted average number of Class A ordinary shares outstanding used in the calculation of basic net (loss) income attributable to Studio City International Holdings Limited per Class A ordinary share	370,352,700	294,837,092	241,818,016

Incremental weighted average number of Class A ordinary shares from assumed exchange of Class B ordinary shares to Class A ordinary shares under the if-converted method	—	72,511,760	—

Weighted average number of Class A ordinary shares outstanding used in the calculation of diluted net (loss) income attributable to Studio City International Holdings Limited per Class A ordinary share	370,352,700	367,348,852	241,818,016

Anti-dilutive Class A ordinary shares under the if-converted method excluded from the calculation of diluted net (loss) income attributable to Studio City International Holdings Limited per Class A ordinary share	72,511,760	—	72,511,760

STUDIO CITY INTERNATIONAL HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands of U.S. dollars, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(w)	Recent Changes in Accounting Standards
Newly Adopted Accounting Pronouncement
In December 2019, the FASB issued an accounting standards update which simplifies the accounting for income taxes by eliminating certain exceptions to the guidance in Accounting Standards Codification 740,
Income Taxes
, in order to reduce cost and complexity of its application. The Company adopted this new guidance on January 1, 2021 and this adoption did not have a material impact on its consolidated financial statements.
Recent Accounting Pronouncement Not Yet Adopted
The Company has evaluated the recently issued, but not yet effective, accounting pronouncements that have been issued or proposed by the FASB or other standards-setting bodies through the filing date of these financial statements, and anticipated the future adoption of these pronouncements will not have a material effect on the Company’s financial position, results of operations and cash flows.

3.	CASH, CASH EQUIVALENTS AND RESTRICTED CASH
Cash, cash equivalents and restricted cash reported within the accompanying consolidated statements of cash flows consisted of the following:

	December 31,
	2021	2020
Cash and cash equivalents	$499,289	$575,215
Current portion of restricted cash	—	13
Non-current portion of restricted cash	130	131

Total cash, cash equivalents and restricted cash	$499,419	$575,359

4.	ACCOUNTS RECEIVABLE, NET
Components of accounts receivable, net are as follows:

	December 31,
	2021	2020
Hotel	$204	$106
Other	43	1,027

Sub-total	247	1,133
Less: allowances for credit losses	—	(976)

	$247	$157

The Company’s allowances for credit losses as of December 31, 2020 were primarily related to receivables for entertainment business.

STUDIO CITY INTERNATIONAL HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands of U.S. dollars, except share and per share data)

4.	ACCOUNTS RECEIVABLE, NET - continued

Movement in the allowances for credit losses are as follows:

	Year Ended December 31,
	2021	2020	2019
Balance at beginning of year	$976	$965	$960
Provision for credit losses	—	6	—
Write-offs	(970)	—	—
Effect of exchange rate	(6)	5	5

Balance at end of year	$—	$976	$965

5.	PROPERTY AND EQUIPMENT, NET

	December 31,
	2021	2020
Cost

Buildings	$2,306,889	$2,328,832
Furniture, fixtures and equipment	224,826	196,428
Leasehold improvements	106,200	126,538
Motor vehicles	2,599	2,615
Construction in progress	721,471	256,225

Sub-total	3,361,985	2,910,638
Less: accumulated depreciation and amortization	(805,945)	(729,741)

Property and equipment, net	$2,556,040	$2,180,897

As of December 31, 2021 and 2020, construction in progress, in relation to Studio City, included interest capitalized in accordance with applicable accounting standards and other direct incidental costs capitalized which, in the aggregate, amounted to $67,974 and $32,497, respectively.

6.	INTANGIBLE ASSETS, NET

	December 31,
	2021	2020
Finite-lived intangible assets:
Internal-use software	$4,207	$4,038
Less: accumulated amortization	(1,430)	(33)

	$2,777	$4,005

The amortization expenses of
internal-use
software recognized for the years ended December 31, 2021 and 2020 were $1,401 and $33, respectively.

STUDIO CITY INTERNATIONAL HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands of U.S. dollars, except share and per share data)

6.	INTANGIBLE ASSETS, NET - continued

As of December 31, 2021, the estimated future amortization expenses of internal-use
software are as follows:

Year ending December 31,
2022	$1,402
2023	1,369
2024	6

$2,777

7.	LONG-TERM PREPAYMENTS, DEPOSITS AND OTHER ASSETS
Long-term prepayments, deposits and other assets consisted of the following:

	December 31,
	2021	2020
Other long-term assets	$108,494	$106,268
Less: accumulated amortization	(89,017)	(80,170)

Other long-term assets, net	19,477	26,098
Long-term prepayments	23,644	48,469
Advance payments and deposits for acquisition of property and equipment	21,651	30,928
Other deposits and other	4,463	11,620
Deferred financing costs, net	389	440

Long-term prepayments, deposits and other assets	$69,624	$117,555

8.	LAND USE RIGHT, NET

	December 31,
	2021	2020
Cost	$178,041	$179,091
Less: accumulated amortization	(65,927)	(62,982)

Land use right, net	$112,114	$116,109

9.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	December 31,
	2021	2020
Property and equipment payables	$131,071	$49,161
Interest expenses payable	54,182	45,737
Operating expense and other accruals and liabilities	12,994	20,650
Advance customer deposits and ticket sales	2,259	2,403
Operating lease liabilities	899	995

	$201,405	$118,946

F-2
7

STUDIO CITY INTERNATIONAL HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands of U.S. dollars, except share and per share data)

10.	LONG-TERM DEBT, NET
Long-term debt, net consisted of the following:

	December 31,
	2021	2020
Senior Notes
2021 5.000% Studio City Notes, due 2029 (net of unamortized deferred financing costs and original issue premiums of $4,798)	$1,095,202	$—
2020 6.000% SC Notes, due 2025 (net of unamortized deferred financing costs of $3,658 and $4,566, respectively)	496,342	495,434
2020 6.500% SC Notes, due 2028 (net of unamortized deferred financing costs of $4,186 and $4,738, respectively)	495,814	495,262
2019 7.250% Studio City Notes, due 2024 (net of unamortized deferred financing costs of $6,165)	—	593,835

Credit Facilities
2016 Studio City Credit Facilities (1)	128	129

	$2,087,486	$1,584,660

Note
(1)
As of December 31, 2021 and 2020, the unamortized deferred financing costs related to the 2016 SC Revolving Credit Facility of the 2016 Studio City Credit Facilities of $389 and $440 are included in long-term prepayments, deposits and other assets in the accompanying consolidated balance sheets, respectively.

(a)	Senior Notes
2021 5.000% Studio City Notes
On January 14, 2021, Studio City Finance issued $750,000 in aggregate principal amount of 5.000% senior notes due January 15, 2029 at an issue price of 100% of the principal amount (the “First 2021 5.000% Studio City Notes”); and on May 20, 2021, Studio City Finance further issued $350,000 in aggregate principal amount of 5.000% senior notes due January 15, 2029 at an issue price of 101.50
% of the principal amount (the “Additional 2021 5.000% Studio City Notes” and together with the First 2021 5.000% Studio City Notes, the “2021 5.000% Studio City Notes”). The Additional 2021 5.000% Studio City Notes are consolidated and form a single series with the First 2021 5.000% Studio City Notes. The interest on the 2021 5.000% Studio City Notes is accrued at a rate of
5.000
% per annum, payable semi-annually in arrears on January 15 and July 15 of each year, and commenced on July 15, 2021. The 2021 5.000% Studio City Notes are general obligations of Studio City Finance, rank equally in right of payment to all existing and future senior indebtedness of Studio City Finance, rank senior in right of payment to any existing and future subordinated indebtedness of Studio City Finance and are effectively subordinated to all of Studio City Finance’s existing and future secured indebtedness to the extent of the value of the property and assets securing such indebtedness.
The net proceeds from the offering of the 2021 5.000% Studio City Notes were partially used to fund the Conditional Tender Offer and the Redemption of the 2019 7.250% Studio City Notes (as described below); and with the remaining balance to partially fund the capital expenditures of the remaining development project at Studio City and for general corporate purposes.

F-
28

STUDIO CITY INTERNATIONAL HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands of U.S. dollars, except share and per share data)

10.	LONG-TERM DEBT, NET - continued

(a)	Senior Notes - continued
2021 5.000% Studio City Notes
 - continued

All of the existing subsidiaries of Studio City Finance and any other future restricted subsidiaries that provide guarantees of certain specified indebtedness (including the 2016 Studio City Credit Facilities as described below) (the “2021 5.000% Studio City Notes Guarantors”) jointly, severally and unconditionally guarantee the 2021 5.000% Studio City Notes on a senior basis (the “2021 5.000% Studio City Notes Guarantees”). The 2021 5.000% Studio City Notes Guarantees are general obligations of the 2021 5.000% Studio City Notes Guarantors, rank equally in right of payment to all existing and future senior indebtedness of the 2021 5.000% Studio City Notes Guarantors and rank senior in right of payment to any existing and future subordinated indebtedness of the 2021 5.000% Studio City Notes Guarantors. The 2021 5.000% Studio City Notes Guarantees are effectively subordinated to the 2021 5.000% Studio City Notes Guarantors’ obligations under all existing and any future secured indebtedness to the extent of the value of such property and assets securing such indebtedness.
At any time prior to January 15, 2024, Studio City Finance has the options i) to redeem all or a portion of the 2021 5.000% Studio City Notes at a “make-whole” redemption price; and ii) to redeem up to 35%
of the 2021 5.000% Studio City Notes with the net cash proceeds of certain equity offerings at a fixed redemption price. Thereafter, Studio City Finance has the option to redeem all or a portion of the 2021 5.000% Studio City Notes at any time at fixed redemption prices that decline ratably over time. Further, under certain circumstances and subject to certain exceptions as more fully described in the indenture governing the 2021 5.000% Studio City Notes, Studio City Finance also has the option to redeem in whole, but not in part the 2021 5.000% Studio City Notes at fixed redemption prices. In certain events that relate to a change of control or a termination of the gaming subconcession of Melco Resorts Macau and subject to certain exceptions as more fully described in the indenture governing the 2021 5.000% Studio City Notes, each holder of the 2021 5.000% Studio City Notes will have the right to require Studio City Finance to repurchase all or any part of such holder’s 2021 5.000% Studio City Notes at a fixed redemption price.
The indenture governing the 2021 5.000% Studio City Notes contains certain covenants that, subject to certain exceptions and conditions, limit the ability of Studio City Finance and its restricted subsidiaries to, among other things: (i) incur or guarantee additional indebtedness; (ii) make specified restricted payments; (iii) issue or sell capital stock; (iv) sell assets; (v) create liens; (vi) enter into agreements that restrict the restricted subsidiaries’ ability to pay dividends, transfer assets or make intercompany loans; (vii) enter into transactions with shareholders or affiliates; and (viii) effect a consolidation or merger. The indenture governing the 2021 5.000% Studio City Notes also contains conditions and events of default customary for such financings.
There are provisions under the indenture governing the 2021 5.000% Studio City Notes that limit or prohibit certain payments of dividends and other distributions by Studio City Finance and its restricted subsidiaries to companies or persons who are not Studio City Finance or restricted subsidiaries of Studio City Finance, subject to certain exceptions and conditions. As of December 31, 2021, the net assets of Studio City Finance and its restricted subsidiaries of approximately $964,000 were restricted from being distributed under the terms of the 2021 5.000% Studio City Notes.
On July 26, 2021, the 2021 5.000% Studio City Notes which were originally listed on the Official List of the Singapore Exchange Securities Trading Limited, were also listed on the Chongwa (Macao) Financial Asset Exchange Co., Limited.

F-
29

STUDIO CITY INTERNATIONAL HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands of U.S. dollars, except share and per share data)

10.	LONG-TERM DEBT, NET - continued

(a)	Senior Notes - continued

2020 Studio City Notes
On July 15, 2020, Studio City Finance issued $500,000 in aggregate principal amount of 6.000% senior notes due July 15, 2025 at an issue price of 100% of the principal amount (the “2020 6.000% SC Notes”) and $500,000 in aggregate principal amount of 6.500% senior notes due
January 15, 2028 at an issue price of 100% of the principal amount (the “2020 6.500% SC Notes” and together with 2020 6.000% SC Notes, the “2020 Studio City Notes”). The interest on the 2020 6.000% SC Notes and 2020 6.500% SC Notes is accrued at a rate of 6.000% and 6.500% per annum, respectively, payable semi-annually in arrears on January 15 and July 15 of each year, and commenced on January 15, 2021. The 2020
Studio City Notes are general obligations of Studio City Finance, rank equally in right of payment to all existing and future senior indebtedness of Studio City Finance, rank senior in right of payment to any existing and future subordinated indebtedness of Studio City Finance and are effectively subordinated to all of Studio City Finance’s existing and future secured indebtedness to the extent of the value of the property and assets securing such indebtedness.
The net proceeds from the offering of the 2020 Studio City Notes were partially used to redeem in full the previous senior secured notes of Studio City Company with accrued interest and redemption premium in August 2020 and with the remaining amount used for the capital expenditures of the remaining development project at Studio City.
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
At any time prior to July 15, 2022, Studio City Finance has the options i) to redeem all or a portion of the 2020 6.000% SC Notes at a “make-whole” redemption price; and ii) to redeem up to 35% of the 2020 6.000% SC Notes with the net cash proceeds of certain equity offerings at a fixed redemption price. Thereafter, Studio City Finance has the option to redeem all or a portion of the 2020 6.000% SC Notes at any time at fixed redemption prices that decline ratably over time. At any time prior to July 15, 2023, Studio City Finance has the options i) to redeem all or a portion of the 2020 6.500% SC Notes at a “make-whole” redemption price; and ii) to redeem up to 35% of the 2020 6.500% SC
Notes with the net cash proceeds of certain equity offerings at a fixed redemption price. Thereafter, Studio City Finance has the option to redeem all or a portion of the 2020 6.500% SC Notes at any time at fixed redemption prices that decline ratably over time. Further, under certain circumstances and subject to certain exceptions as more fully described in the indenture governing the 2020 Studio City Notes, Studio City Finance also has the option to redeem in whole, but not in part the 2020 Studio City Notes at fixed redemption prices. In certain events that relate to a change of control or a termination of the gaming subconcession of Melco Resorts Macau and subject to certain exceptions as more fully described in the indenture governing the 2020 Studio City Notes,

F-3
0

STUDIO CITY INTERNATIONAL HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands of U.S. dollars, except share and per share data)

10.	LONG-TERM DEBT, NET - continued

(a)	Senior Notes - continued
2020 Studio City Notes
 - continued

each holder of the 2020 Studio City Notes will have the right to require Studio City Finance to repurchase all or any part of such holder’s 2020 Studio City Notes at a fixed redemption price.
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
There are provisions under the indenture governing the 2020 Studio City Notes that limit or prohibit certain payments of dividends and other distributions by Studio City Finance and its restricted subsidiaries to companies or persons who are not Studio City Finance or restricted subsidiaries of Studio City Finance, subject to certain exceptions and conditions. As of December 31, 2021, the net assets of Studio City Finance and its restricted subsidiaries of approximately $964,000 were restricted from being distributed under the terms of the 2020 Studio City Notes.
2019 7.250% Studio City Notes
On February 11, 2019, Studio City Finance issued $600,000 in aggregate principal amount of 7.250% senior notes due February 11, 2024 at an issue price of 100% of the principal amount (the “2019 7.250% Studio City Notes”). The interest on the 2019 7.250% Studio City Notes was accrued at a rate of 7.250% per annum and was payable semi-annually in arrears. The net proceeds from the offering of the 2019 7.250% Studio City Notes were used to partially fund the conditional tender offer and the remaining outstanding balance with accrued interest of the previous senior notes of Studio City Finance in March 2019 and with the remaining amount used for general corporate purposes.
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
Studio City Finance used a portion of the net proceeds from the offering of the First 2021 5.000% Studio City Notes to fund the Conditional Tender Offer, and, on February 17, 2021, redeem the 2019 7.250% Studio City Notes in aggregate principal amount of $252,944 which remained outstanding following the completion of the Conditional Tender Offer, together with accrued interest (the “Redemption”).
In connection with the full redemption of the 2019 7.250% Studio City Notes, the Company recorded a loss on extinguishment of debt of $28,817 during the year ended December 31, 2021.

F-3
1

STUDIO CITY INTERNATIONAL HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands of U.S. dollars, except share and per share data)

10.	LONG-TERM DEBT, NET - continued

(b)	Credit Facilities
2016 Studio City Credit Facilities
On November 30, 2016, Studio City Company (the “Studio City Borrower”) amended and restated the Studio City Borrower’s prior senior secured credit facilities agreement from HK$10,855,880,000 (equivalent to $1,395,357) to a HK$234,000,000 (equivalent to $30,077) senior secured credit facilities agreement (the “2016 Studio City Credit Facilities”), comprising a HK$1,000,000 (equivalent to $129) term loan facility (the “2016 SC Term Loan Facility”) and a HK$233,000,000 (equivalent to $29,948) revolving credit facility (the “2016 SC Revolving Credit Facility”). As of December 31, 2021, the outstanding principal amount of the 2016 SC Term Loan Facility and the 2016 SC Revolving Credit Facility were HK$1,000,000 (equivalent to $128) and nil, respectively, and the available borrowing capacity under the 2016 SC Revolving Credit Facility was HK$233,000,000 (equivalent to $29,878).
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

F-3
2

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
In addition, modification, expiry, or termination of the gaming subconcession of Melco Resorts Macau in circumstances that have a material adverse effect on the 2016 Studio City Borrowing Group (as a whole) will allow lenders to elect for the mandatory prepayment of all outstanding loan amounts.
There are provisions that limit certain payments of dividends and other distributions by the 2016 Studio City Borrowing Group to companies or persons who are not members of the 2016 Studio City Borrowing Group. As of December 31, 2021, the net assets of Studio City Investments and its restricted subsidiaries of approximately $900,000 were restricted from being distributed under the terms of the 2016 Studio City Credit Facilities.
Borrowings under the 2016 Studio City Credit Facilities bear interest at HIBOR plus a margin of 4% per annum. The Studio City Borrower may select an interest period for borrowings under the 2016 Studio City Credit Facilities ranging from one to six months or any other agreed period. The Studio City Borrower is obligated to pay a commitment fee on the undrawn amount of the 2016 SC Revolving Credit Facility and recognized loan commitment fees of $419, $421 and $416 during the years ended December 31, 2021, 2020 and 2019, respectively.

(c)	Borrowing Rates and Scheduled Maturities of Long-term Debt
During the years ended December 31, 2021, 2020 and 2019, the Company’s average borrowing rates were approximately 5.69%, 6.98% and 7.05% per annum, respectively.
Scheduled maturities of the long-term debt (excluding unamortized deferred financing costs and original issue premiums) as of December 31, 2021 are as follows:

Year ending December 31,
2022	$—
2023	—
2024	—
2025	500,000
2026	—
Over 2026	1,600,128

$2,100,128

11.	LEASES
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
Lessee Arrangements
 - continued

terminate the lease term. The land concession contract of Studio City has a term of 25 years, which is renewable for further consecutive periods of 10 years, subject to applicable legislation in Macau. The estimated term related to the land concession contract of Studio City is 40 years
.
The components of operating lease costs are as follows:

	Year Ended December 31,
	2021	2020

Amortization of land use right	$3,325	$3,333
Operating lease costs	1,094	1,108
Short-term lease costs	—	405

Total operating lease costs	$4,419	$4,846

Other information related to lease term and discount rate of operating leases is as follows:

	December 31,
	2021	2020

Weighted average remaining lease term	33.9 years	34.9 years
Weighted average discount rate	6.30%	5.25%
Maturities of operating lease liabilities as of December 31, 2021 are as follows:

Year ending December 31,
2022	$923
2023	1,128
2024	1,128
2025	1,128
2026	1,128
Over 2026	32,494

Total future minimum lease payments	37,929
Less: amount representing interest	(22,233)

Present value of future minimum lease payments	15,696
Current portion	(899)

Non-current portion	$14,797

Lessor Arrangements
The Company is the lessor under
non-
cancellable
operating leases mainly for mall spaces in Studio City with various retailers that expire at various dates through August 2028. Certain of the operating leases include minimum base fees with contingent fee clauses based on percentages of turnover.
During the years ended December 31, 2021 and 2019, the Company earned minimum operating lease income of $7,125 and $150 and contingent operating lease income of $1,638 and $8,077, respectively. During the year ended December 31, 2020, the Company earned minimum operating lease income of

STUDIO CITY INTERNATIONAL HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands of U.S. dollars, except share and per share data)

11.	LEASES - continued
Lessor Arrangements
 - continued

$
12,064
and contingent operating lease income of $
(1,254
). Total lease income for the year ended December 31,
2020
was reduced by $
3,913
 as a result of the rent concessions and uncollectible lease income related to the effects of the COVID-19 outbreak.

Future
minimum fees, excluding the contingent fees to be received under non-cancellable
operating leases as of December 31, 2021 were as follows:

Year ending December 31,
2022	$6,972
2023	2,293
2024	1,791
2025	979
2026	979
Over 2026	1,300

$14,314

12.	FAIR VALUE MEASUREMENTS
Authoritative
literature provides a fair value hierarchy, which prioritizes the input to valuation techniques used to measure fair values into three broad levels. The level in the hierarchy within which the fair value measurements in its entirety is based upon the lowest level of input that is significant to the fair value measurement as follows:

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
The estimated fair value of long-term debt as of December 31, 2021 and 2020 were approximately $1,953,539 and $1,693,260, respectively, as compared to its carrying value, excluding unamortized deferred financing costs and original issue premiums, of $2,100,128 and $1,600,129, respectively. Fair values were estimated using quoted market prices and were classified as level 1 in the fair value hierarchy for the 2021 5.000% Studio City Notes , the 2020 Studio City Notes and the 2019 7.250% Studio City Notes. Fair value for the 2016 Studio City Credit Facilities approximated the carrying value as the instrument carried variable interest rates that approximated the market rates and was classified as level 2 in the fair value hierarchy
.

F-3
5

STUDIO CITY INTERNATIONAL HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands of U.S. dollars, except share and per share data)

12.	FAIR VALUE MEASUREMENTS - continued

As of December 31, 2021 and 2020, the Company did not have any non-financial
assets or liabilities that were recognized or disclosed at fair value in the accompanying consolidated financial statements.

13.	CAPITAL STRUCTURE
During July and August 2020, Studio City International respectively announced and completed a series of private offers (the “2020 Private Placements”)
of
72,185,488
Class A ordinary shares and
14,087,299
ADSs (representing
56,349,196
Class A ordinary shares) to certain existing shareholders and holders of its ADSs, including Melco, with gross proceeds amounting to $
500,000
and offering expenses of $
1,052
. The
2020
Private Placements resulted in an adjustment to the carrying amount of the Participation Interest with a corresponding decrease in the Company’s additional paid-in
capital.
As of December 31, 2021 and 2020, Studio City International’s authorized share capital was 1,927,488,240 Class A ordinary shares and 72,511,760 Class B ordinary shares of a par value of $0.0001 each; and 370,352,700 Class A ordinary shares and 72,511,760 Class B ordinary shares were issued and outstanding.

14.	INCOME TAXES
(Loss) income before income tax consisted of:

	Year Ended December 31,
	2021	2020	2019
Macau operations	$(191,655)	$(278,388)	$181,579
Hong Kong and other jurisdictions operations	(110,804)	(127,715)	(137,548)

(Loss) income before income tax	$(302,459)	$(406,103)	$44,031

The income tax (credit) expense consisted of:

	Year Ended December 31,
	2021	2020	2019
Income tax expense - current:
Hong Kong Profits Tax	$9	$—	$—
(Over) under provision of income taxes in prior years:
Macau Complementary Tax	(29)	—	—
Hong Kong Profits Tax	8	—	—

Sub-total	(21)	—	—

Income tax (credit) expense - deferred:
Macau Complementary Tax	(445)	(1,011)	402

Total income tax (credit) expense	$(457)	$(1,011)	$402

F-3
6

STUDIO CITY INTERNATIONAL HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands of U.S. dollars, except share and per share data)

14.	INCOME TAXES - continued

A reconciliation of the income tax (credit) expense from (loss) income before income tax per the accompanying consolidated statements of operations is as follows:

	Year Ended December 31,
	2021	2020	2019
(Loss) income before income tax	$(302,459)	$(406,103)	$44,031
Macau Complementary Tax rate	12%	12%	12%
Income tax (credit) expense at Macau Complementary Tax rate	(36,295)	(48,732)	5,284
Effect of different tax rates of subsidiaries operating in other jurisdictions	(5,385)	(2,995)	—
Over provision in prior years	(21)	—	—
Effect of income for which no income tax expense is payable	(534)	(295)	—
Effect of expenses for which no income tax benefit is receivable	20,970	19,724	17,438
Effect of profits exempted from Macau Complementary Tax	—	—	(42,203)
Effect of tax losses that cannot be carried forward	5,532	10,768	—
Changes in valuation allowances	(925)	7,361	5,017
Expired tax losses	16,201	13,158	14,866

Income tax (credit) expense	$(457)	$(1,011)	$402

Studio City International and certain of its subsidiaries are exempt from tax in the Cayman Islands or British Virgin Islands (“BVI”), where they are incorporated, while one of these subsidiaries incorporated in BVI is subject to Hong Kong Profits Tax on income derived from Hong Kong during the years ended December 31, 2021, 2020 and 2019. The remaining subsidiaries of Studio City International incorporated in Macau and Hong Kong are subject to Macau Complementary Tax and Hong Kong Profits Tax, respectively, during the years ended December 31, 2021, 2020 and 2019.
Macau Complementary Tax and Hong Kong Profits Tax have been provided at 12% and 16.5% on the estimated taxable income earned in or derived from Macau and Hong Kong, respectively, during the years ended December 31, 2021, 2020 and 2019, if applicable.
Pursuant to the approval notice issued by the Macau government in January 2017, one of the Studio City International’s subsidiaries in Macau was granted an extension of the Macau Complementary Tax exemption on profits generated from income received from Melco Resorts Macau under the Services and Right to Use Arrangements for an additional five years
from 2017 to 2021, to the extent that such income is derived from Studio City gaming operations and has been subject to gaming tax. Such subsidiary has applied for an extension of the Macau Complementary Tax exemption for the period from January 1, 2022 to June 26, 2022 and the application is currently pending approval by the Macau government. The non-gaming
profits and dividend distributions of such subsidiary to its shareholders continue to be subject to Macau Complementary Tax.
During the years ended December 31, 2021 and 2020, the subsidiary of Studio City International did not have any profits generated from income received from Melco Resorts Macau under the Services and Right to Use Arrangements. During the year ended December 31, 2019, had the subsidiary of Studio City International not received the income tax exemption on profits generated from income received from Melco Resorts Macau under the Services and Right to Use Arrangements, the Company’s consolidated net income attributable to Studio City International Holdings Limited for the year ended December 31, 2019 would have been decreased by $32,467 and diluted net income attributable to Studio City International Holdings Limited per Class A ordinary share would have been decreased by $0.134 per share.

F-3
7

STUDIO CITY INTERNATIONAL HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands of U.S. dollars, except share and per share data)

14.	INCOME TAXES - continued

The effective tax rates for the years ended December 31, 2021, 2020 and 2019 were 0.2%, 0.2% and 0.9%, respectively. Such rates differ from the statutory Macau Complementary Tax rate of 12
%, where the Company’s majority operations are located, primarily due to the effect of expenses for which no income tax benefit is receivable, the effect of expired tax losses and the effect of changes in valuation allowances for the relevant years together with the effect of different tax rates of subsidiaries operating in other jurisdictions, the effect of tax losses that cannot be carried forward for the years ended December 31, 2021 and 2020, and the effect of profits exempted from Macau Complementary Tax for the year ended December 31, 2019.
The net deferred tax liabilities as of December 31, 2021 and 2020 consisted of the following:

	December 31,
	2021	2020
Deferred tax assets
Net operating losses carried forward	$45,009	$49,448
Depreciation and amortization	30,076	27,004
Lease liabilities	1,883	2,176
Others	58	207

Sub-total	77,026	78,835

Valuation allowances	(74,417)	(75,867)

Total deferred tax assets	2,609	2,968

Deferred tax liabilities
Right-of-use assets	(1,750)	(2,086)
Unrealized capital allowances	(859)	(1,330)

Total deferred tax liabilities	(2,609)	(3,416)

Deferred tax liabilities, net	$—	$(448)

As of December 31, 2021 and 2020, valuation allowances of $74,417 and $75,867 were provided, respectively, as management believes it is more likely than not that these deferred tax assets will not be realized. As of December 31, 2021, adjusted operating tax losses carried forward, amounting to $130,596, $144,252 and $100,227 will expire in 2022, 2023 and 2024, respectively. Adjusted operating tax losses carried forward of $135,008 expired during the year ended December 31, 2021.
Deferred tax, where applicable, is provided under the asset and liability method at the enacted statutory income tax rate of the respective tax jurisdictions, applicable to the respective financial years, on the difference between the consolidated financial statements carrying amounts and income tax base of assets and liabilities.
Undistributed earnings of a foreign subsidiary of Studio City International available for distribution to Studio City International of approximately $846,735 and $892,924 as at December 31, 2021 and 2020, respectively, are considered to be indefinitely reinvested. Accordingly, no provision has been made for the dividend withholding taxes that would be payable upon the distribution of those amounts to Studio City International. If those earnings were to be distributed or they were determined to be no longer permanently reinvested, Studio City International would have to record a deferred income tax liability in respect of those

STUDIO CITY INTERNATIONAL HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands of U.S. dollars, except share and per share data)

14.	INCOME TAXES - continued
undistributed earnings of approximately $101,608 and $107,151 as at December 31, 2021 and 2020, respectively.
The

Company concluded that there were
no
significant uncertain tax positions requiring recognition in the accompanying consolidated financial statements for the years ended December 31, 2021, 2020 and 2019 and there are no
material unrecognized tax benefits which would favorably affect the effective income tax rates in future periods. As of December 31, 2021 and 2020, there were no
interest and penalties related to uncertain tax positions recognized in the accompanying consolidated financial statements. The Company does not anticipate any significant increases or decreases in unrecognized tax benefits within the next twelve months.
Income tax returns of Studio City International’s subsidiaries remain open and subject to examination by the tax authorities of Macau and Hong Kong until the statute of limitations expire in each corresponding jurisdiction. The statute of limitations in Macau and Hong Kong are five years and six years, respectively.

15.	SHARE-BASED COMPENSATION
Certain restricted shares were approved by Melco be granted to the eligible management personnel of Melco in lieu of the bonus for their services performed during 2021 and 2020 under respective share incentive plans adopted by Melco in 2021 and 2011 (the “Bonus Restricted Shares”). The Bonus Restricted Shares for 2021 are expected to be granted in April 2022 and the Bonus Restricted Shares for 2020 were granted in March 2021. The Bonus Restricted Shares vest immediately on its grant dates and the grant date fair value was determined with reference to the closing price of Melco’s ADS trading on the Nasdaq Global Select Market on the date of grant.
In accordance with the applicable accounting standards, the share-based compensation expenses related to the grant of Bonus Restricted Shares for 2021 and 2020 to the eligible management personnel of Melco, to the extent of services received by the Company, were recognized for the years ended December 31, 2021 and 2020, respectively, in the accompanying consolidated statements of operations with a corresponding increase in amounts due to affiliated companies as the amounts were charged to the Company by Melco and its subsidiaries under the Management and Shared Services Arrangements.
The share-based compensation expenses for the Company were recognized as follows:

	Year Ended December 31,
	2021	2020
Share-based compensation expenses	$438	$1,200
Less: share-based compensation expenses capitalized in construction in progress	—	(409)

Share-based compensation expenses recognized in General and administrative expenses	$438	$791

16.	EMPLOYEE BENEFIT PLANS
The Company provides defined contribution plans for its employees in Macau. Certain executive officers of the Company are members of defined contribution plan in Hong Kong operated by Melco. During the years

STUDIO CITY INTERNATIONAL HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands of U.S. dollars, except share and per share data)

16.	EMPLOYEE BENEFIT PLANS - continued

ended December 31, 2021, 2020 and 2019
, the Company’s contributions into these plans were $
8
, $
28
and $
(20)
,
respectively.

17.	DISTRIBUTION OF PROFITS
All subsidiaries of Studio City International incorporated in Macau are required to set aside a minimum of 25% of the entity’s profit after tax to the legal reserve until the balance of the legal reserve reaches a level equivalent to 50% of the entity’s share capital in accordance with the provisions of the Macau Commercial Code. The legal reserve sets aside an amount from the subsidiaries’ statements of operations and is not available for distribution to the shareholders of the subsidiaries. The appropriation of the legal reserve is recorded in the subsidiaries’ financial statements in the year in which it is approved by the board of directors of the relevant subsidiaries. As of December 31, 2021 and 2020, the balance of the reserve amounted to $6 and $6, respectively.
The Company’s borrowings, subject to certain exceptions and conditions, contain certain restrictions on paying dividends and other distributions, as defined in the respective indentures governing the relevant senior notes and the credit facility agreement, details of which are disclosed in Note 10 under each of the respective borrowings.
During the years ended December 31, 2021, 2020 and 2019, Studio City International did not declare or pay any cash dividends on the ordinary shares. No dividends have been proposed since the end of the reporting period.

18.	COMMITMENTS AND CONTINGENCIES

(a)	Capital Commitments
As of December 31, 2021, the Company had capital commitments contracted for but not incurred for the construction and acquisition of property and equipment for Studio City totaling $298,918.

(b)	Other Commitment
Studio City Land Concession
In accordance with the Studio City land concession and the extension granted by the Macau government as announced by Studio City International in May 2021, the land on which Studio City is located must be fully developed by December 27, 2022.

(c)	Guarantee
Except as disclosed in Note 10, the Company has made the following significant guarantee as of December 31, 2021:
Trade Credit Facility
In October 2013, one of the Studio City International’s subsidiaries entered into a trade credit facility agreement for HK$200,000,000 (equivalent to $25,646) (“Trade Credit Facility”) with a bank to meet certain payment obligations of the Studio City project. The Trade Credit Facility which matured on August 31, 2021 was further extended to August 31, 2023, and is guaranteed by Studio City Company. As of December 31, 2021, approximately $641 of the Trade Credit Facility had been utilized.

STUDIO CITY INTERNATIONAL HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands of U.S. dollars, except share and per share data)

18.	COMMITMENTS AND CONTINGENCIES - continued

(d)	Litigation
As of December 31, 2021, the Company was a party to certain legal proceedings which relate to matters arising out of the ordinary course of its business. Management believes that the outcomes of such proceedings have been adequately provided for or have no material impacts on the Company’s consolidated financial statements as a whole.

19.	RELATED PARTY TRANSACTIONS
During the years ended December 31, 2021, 2020 and 2019, the Company entered into the following significant related party transactions:

		Year Ended December 31,
Related companies	Nature of transactions	2021	2020	2019

Transactions with affiliated companies

Melco and its subsidiaries	Revenues (services provided by the Company):
	Provision of gaming related services	$(1,455)	$(42,682)	$393,512
	Rooms and food and beverage (1)	48,978	30,468	92,584
	Services fee (2)	24,906	26,151	39,470
	Entertainment (1)	361	25	7,685

	Costs and expenses (services provided to the Company):
	Staff costs recharges (3) (4)	59,676	65,515	89,273
	Corporate services (5)	32,354	32,354	34,519
	Other services	16,696	14,118	16,117
	Staff costs for construction and renovation work capitalized (4)	11,362	10,949	7,864
	Purchases of goods and services	149	151	523

	Sale and purchase of assets:
	Sale of property and equipment and other long-term assets	1,695	2,692	1,323
	Transfer-in of other long-term assets	5,167	7,206	17,516
	Purchases of intangible assets	192	3,938	—

A joint venture and a subsidiary of MECOM Power and Construction Limited (“MECOM”) (6)	Costs and expenses (services provided to the Company):
	Consultancy fee	—	—	3,096

	Purchase of assets:
	Construction and renovation work performed and recognized as property and equipment	—	—	4,328

STUDIO CITY INTERNATIONAL HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands of U.S. dollars, except share and per share data)

19.	RELATED PARTY TRANSACTIONS - continued

Notes
(1)
These revenues primarily represented the standalone selling prices of the complimentary services (including rooms, food and beverage and entertainment services) provided to Studio City Casino’s gaming patrons and charged to Melco Resorts Macau. For the years ended December 31, 2021, 2020 and 2019, the related party rooms and food and beverage revenues and entertainment revenues aggregated to $49,339, $30,493 and $100,269, respectively, of which $44,117, $27,090 and $87,005 related to Studio City Casino’s gaming patrons and $5,222, $3,403 and $13,264 related to non-Studio

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

Other Related Party Transaction
As of December 31, 2021 and 2020, Mr. Lawrence Yau Lung Ho and his controlled entity held an aggregate principal amount of $60,000 and $60,000 of senior notes issued by Studio City Finance, respectively.
During the years ended December 31, 2021 and 2020, total interest expenses of $
4,494
 and $1,740 in relation to the senior notes issued by Studio City Finance, were paid or payable to Mr. Lawrence Yau Lung Ho and his controlled entity, respectively.

(a)	Amounts Due from Affiliated Companies
The outstanding balances as of December 31, 2021 and 2020 are receivables from Melco’s subsidiaries mainly arising from operating income or prepayment of operating expenses, and are unsecured, non-interest
bearing and repayable on demand.

(b)	Amounts Due to Affiliated Companies
The outstanding balances as of December 31, 2021 and 2020 are payables to Melco and its subsidiaries mainly arising from operating expenses, and are unsecured, non-interest
bearing and repayable on demand.

20.	SEGMENT INFORMATION
The Company’s principal operating activities are engaged in the hospitality business and provision of gaming related services in Macau. The Company monitors its operations and evaluates its earnings by reviewing the assets and operations of Studio City as one operating segment. Accordingly, the Company does not present separate segment information. As of December 31, 2021 and 2020, the Company operated in one geographical area, Macau, where it derives its revenues and its long-lived assets are located.

STUDIO CITY INTERNATIONAL HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands of U.S. dollars, except share and per share data)

21.	SUBSEQUENT EVENTS

(a)
On February 16, 2022, Studio City Company issued $350,000 in aggregate principal amount of 7.000% senior secured notes due February 15, 2027 at an issue price of 100% of the principal amount (the “2022 7.000% Studio City Secured Notes”). The net proceeds from the offering of the 2022 7.000% Studio City Secured Notes will be used to fund the capital expenditures of the remaining development project at Studio City and for general corporate purposes. All of the existing subsidiaries of Studio City Investments (other than Studio City Company) and any other future restricted subsidiaries as defined in the 2022 7.000% Studio City Secured Notes are guarantors to guarantee the indebtedness under the 2022 7.000% Studio City Secured Notes.

(b)
During February and March 2022, Studio City International respectively announced and completed a series of private offers of its 400,000,000 Class A ordinary shares to certain existing shareholders and holders of its ADSs, including Melco, with gross proceeds amounting to $300,000 (the “2022 Private Placements”).

STUDIO CITY INTERNATIONAL HOLDINGS LIMITED
ADDITIONAL INFORMATION - FINANCIAL STATEMENT SCHEDULE 1
FINANCIAL INFORMATION OF PARENT COMPANY
CONDENSED BALANCE SHEETS
(In thousands of U.S. dollars, except share and per share data)

	December 31,
	2021	2020
ASSETS

Current assets:
Cash and cash equivalents	$38	$11

Total current assets	38	11

Investments in subsidiaries	790,471	1,061,037

Other long-term assets	452	—

Total assets	$790,961	$1,061,048

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Accrued expenses and other current liabilities	$1,186	$445
Amounts due to subsidiaries	355	616

Total current liabilities	1,541	1,061

Total liabilities	1,541	1,061

Shareholders’ equity:
Class A ordinary shares, par value $0.0001; 1,927,488,240 shares authorized; 370,352,700 shares issued and outstanding	37	37
Class B ordinary shares, par value $0.0001; 72,511,760 shares authorized; 72,511,760 shares issued and outstanding	7	7
Additional paid-in capital	2,134,227	2,134,227
Accumulated other comprehensive (loss) income	(6,136)	11,876
Accumulated losses	(1,338,715)	(1,086,160)

Total shareholders’ equity	789,420	1,059,987

Total liabilities and shareholders’ equity	$790,961	$1,061,048

F-4
4

STUDIO CITY INTERNATIONAL HOLDINGS LIMITED
ADDITIONAL INFORMATION - FINANCIAL STATEMENT SCHEDULE 1
FINANCIAL INFORMATION OF PARENT COMPANY
CONDENSED STATEMENTS OF OPERATIONS
(In thousands of U.S. dollars)

	Year Ended December 31,
	2021	2020	2019
Operating revenue s	$—	$—	$—
Operating costs and expenses	—	—	—

Operating loss	—	—	—

Non-operating (expenses) income:
Foreign exchange (losses) gains, net	(1)	1	1
Share of results of subsidiaries	(252,554)	(321,627)	33,563

Total non-operating (expenses) income, net	(252,555)	(321,626)	33,564

(Loss) income before income tax	(252,555)	(321,626)	33,564
Income tax expense	—	—	—

Net (loss) income	$(252,555)	$(321,626)	$33,564

F-4
5

STUDIO CITY INTERNATIONAL HOLDINGS LIMITED
ADDITIONAL INFORMATION - FINANCIAL STATEMENT SCHEDULE 1
FINANCIAL INFORMATION OF PARENT COMPANY
CONDENSED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME
(In thousands of U.S. dollars)

	Year Ended December 31,
	2021	2020	2019
Net (loss) income	$(252,555)	$(321,626)	$33,564
Other comprehensive (loss) income:
Foreign currency translation adjustments	(18,012)	11,607	14,332

Other comprehensive (loss) income	(18,012)	11,607	14,332

Total comprehensive (loss) income	$(270,567)	$(310,019)	$47,896

F-4
6

STUDIO CITY INTERNATIONAL HOLDINGS LIMITED
ADDITIONAL INFORMATION - FINANCIAL STATEMENT SCHEDULE 1
FINANCIAL INFORMATION OF PARENT COMPANY
CONDENSED STATEMENTS OF CASH FLOWS
(In thousands of U.S. dollars)

	Year Ended December 31,
	2021	2020	2019

Cash flows from operating activities:
Net cash provided by (used in) operating activities	$472	$(119)	$1

Cash flow from an investing activity:
Advances to subsidiaries	—	(500,000)	—

Cash used in an investing activity	—	(500,000)	—

Cash flow from a financing activity:
Net (payments for) proceeds from issuance of shares	(445)	499,222	(5,063)

Cash (used in) provided by a financing activity	(445)	499,222	(5,063)

Increase (decrease) in cash and cash equivalents	27	(897)	(5,062)
Cash and cash equivalents at beginning of year	11	908	5,970

Cash and cash equivalents at end of year	$38	$11	$908

Supplemental cash flow disclosure:
Offering expenses capitalized for the issuance of shares included in accrued expenses and other current liabilities	$—	$445	$—

F-4
7

STUDIO CITY INTERNATIONAL HOLDINGS LIMITED
ADDITIONAL INFORMATION - FINANCIAL STATEMENT SCHEDULE 1
FINANCIAL INFORMATION OF PARENT COMPANY
NOTES TO CONDENSED FINANCIAL STATEMENT SCHEDULE 1
(In thousands of U.S. dollars)

1.
Schedule 1 has been provided pursuant to the requirements of Rule
12-04(a)
and
4-08(e)(3)
of Regulation
S-X,
which require condensed financial information as to financial position, cash flows and results and operations of a parent company as of the same dates and for the same periods for which audited consolidated financial statements have been presented when the restricted net assets of the consolidated and unconsolidated subsidiaries together exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year. As of December 31, 2021, approximately $964,000 of the restricted net assets were not available for distribution and, as such, the condensed financial information of Studio City International has been presented for the years ended December 31, 2021, 2020 and 2019. Studio City International did not receive any cash dividend from its subsidiary during the years ended December 31, 2021, 2020 and 2019.

2.	Basis of Presentation
The accompanying condensed financial information has been prepared using the same accounting policies as set out in Studio City International’s consolidated financial statements except that the parent company has used the equity method to account for its investments in subsidiaries.

F-
48