Form 20-F
period 2022-12-31
STUDIO CITY INTERNATIONAL HOLDINGS Ltd
filed 2023-03-31
CIK 1713334

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM
20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31,
2022
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission
file number
001-38699

STUDIO CITY INTERNATIONAL HOLDINGS LIMITED
(Exact name of Registrant as specified in its charter)

Not applicable
(Translation of Registrant’s name into English)
Cayman Islands
(Jurisdiction of incorporation or organization)
71 Robinson Road #04-03, Singapore 068895 and 38th Floor, The Centrium, 60 Wyndham Street, Central, Hong Kong
(Address of principal executive offices)
Company Secretary, Tel +852 2598 3600, Fax +852 2537 3618
38th Floor
,
The Centrium
,
60 Wyndham Street
, Central, Hong Kong
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
770,352,700 Class A ordinary shares and 72,511,760 Class B ordinary shares outstanding as of December 31, 2022
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule
 405 of the Securities Act.

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
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.    Yes
☒
    No
☐
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.
☐
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b).
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

INTRODUCTION

In this annual report on Form 20-F, unless otherwise indicated:

•

“2018 Project Facility” refers to the senior secured project facility, dated January 28, 2013 and as amended from time to time, entered into between, among others, Studio City Company, as borrower, and certain subsidiaries as guarantors, comprising a term loan facility of HK$10,080,460,000 (approximately US$1.3 billion) and revolving credit facility of HK$775,420,000 (approximately US$99 million), and which was amended, restated and extended by the 2021 Studio City Senior Secured Credit Facility;

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

•

“Concession Contract” refers to the concession contract executed between the Macau Special Administrative Region and the Gaming Operator on December 16, 2022, that provides for the terms and conditions of the concession granted to the Gaming Operator;

•	“DICJ” refers to the Direcção de Inspecção e Coordenação de Jogos (the Gaming Inspection and Coordination Bureau), a department of the Public Administration of Macau;

•	“Greater China” refers to mainland China, Hong Kong and Macau, collectively;

•	“HK$” and “H.K. dollar(s)” refer to the legal currency of Hong Kong;

•

“Management and Shared Services Arrangements” refer to, collectively, (i) the Master Services Agreement (the “Master Services Agreement”) entered into on December 21, 2015 by and between Studio City Entertainment, Studio City Hotels, Studio City Retail Services Limited, Studio City Developments, Studio City Ventures Limited, Studio City Services Limited and the Company (the “Studio City Entities,” each a “Studio City Entity”) and the Master Service Providers, and (ii) the individual work agreements (the “Work Agreements,” each a “Work Agreement”) which sets out the terms and conditions that apply to certain services to be provided thereunder and other arrangements for the provision of non-gaming services at Studio City by the Master Service Providers to the Studio City Entities and vice versa;

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

•

“Melco Resorts Macau” or the “Gaming Operator” refers to Melco Resorts (Macau) Limited, a company incorporated under the laws of Macau that is a subsidiary of Melco Resorts, the holder of a concession under the Concession Contract and the operator of Studio City Casino. The equity interest of the Gaming Operator is 85% owned by Melco Resorts and 15% owned by Mr. Lawrence Ho, the managing director of the Gaming Operator;

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

•

“Studio City Casino Agreement” (previously referred to as the Services and Right to Use Arrangements) refers to the agreement entered into among Melco Resorts Macau and Studio City Entertainment, dated May 11, 2007 and amended on June 15, 2012 and June 23, 2022 and any other agreements or arrangements entered into from time to time, which may amend, supplement or relate to the aforementioned agreements or arrangements;

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

This annual report on Form 20-F includes our audited consolidated financial statements for the years ended December 31, 2022, 2021 and 2020 and as of December 31, 2022 and 2021.

Any discrepancies in any table between totals and sums of amounts listed therein are due to rounding. Accordingly, figures shown as totals in certain tables may not be an arithmetic aggregation of the figures preceding them.

GLOSSARY

“average daily rate” or “ADR”	calculated by dividing total room revenues including complimentary rooms (less service charges, if any) by total rooms occupied, including complimentary rooms, i.e., average price of occupied rooms per day

“cage”	a secure room within a casino with a facility that allows patrons to carry out transactions required to participate in gaming activities, such as exchange of cash for chips and exchange of chips for cash or other chips

“chip”	round token that is used on casino gaming tables in lieu of cash

“concession”	a government grant for the operation of games of fortune and chance in casinos in Macau under an administrative contract pursuant to which a concessionaire, or the entity holding the concession, is authorized to operate games of fortune and chance in casinos in Macau

“dealer”	a casino employee who takes and pays out wagers or otherwise oversees a gaming table

“drop”	the amount of cash to purchase gaming chips and promotional vouchers that is deposited in a gaming table’s drop box, plus gaming chips purchased at the casino cage

“drop box”	a box or container that serves as a repository for cash, chip purchase vouchers, credit markers and forms used to record movements in the chip inventory on each table game

“electronic gaming table”	table with an electronic or computerized wagering and payment system that allow players to place bets from multiple-player gaming seats

“gaming machine”	slot machine and/or electronic gaming table

“gaming machine handle”	the total amount wagered in gaming machines

“gaming machine win rate”	gaming machine win (calculated before non-discretionary incentives (including the point-loyalty programs) as administered by the Gaming Operator and allocating casino revenues related to goods and services provided to gaming patrons on a complimentary basis) expressed as a percentage of gaming machine handle

“gaming promoter”	an individual or corporate entity who, for the purpose of promoting rolling chip and other gaming activities, arranges customer transportation and accommodation, provides credit in its sole discretion if authorized by a gaming operator and arranges food and beverage services and entertainment in exchange for commissions or other compensation from a gaming concessionaire or subconcessionaire

“integrated resort”	a resort which provides customers with a combination of hotel accommodations, casinos or gaming areas, retail and dining facilities, MICE space, entertainment venues and spas

“junket player”	a player sourced by gaming promoters to play in the VIP gaming rooms or areas

“marker”	evidence of indebtedness by a player to the casino or gaming operator

“mass market patron”	a customer who plays in the mass market segment

“mass market segment”	consists of both table games and gaming machines played by mass market players primarily for cash stakes

“mass market table games drop”	the amount of table games drop in the mass market table games segment

“mass market table games hold percentage”	mass market table games win (calculated before discounts, commissions, non-discretionary incentives (including the point-loyalty programs) as administered by the Gaming Operator and allocating casino revenues related to goods and services provided to gaming patrons on a complimentary basis) as a percentage of mass market table games drop

“mass market table games segment”	the mass market segment consisting of mass market patrons who play table games

“MICE”	Meetings, Incentives, Conventions and Exhibitions, an acronym commonly used to refer to tourism involving large groups brought together for an event or specific purpose

“net rolling”	net turnover in a non-negotiable chip game

“non-negotiable chip”	promotional casino chip that is not to be exchanged for cash

“non-rolling chip”	chip that can be exchanged for cash, used by mass market patrons to make wagers

“occupancy rate”	the average percentage of available hotel rooms occupied, including complimentary rooms, during a period

“premium direct player”	a rolling chip player who is a direct customer of the concessionaire and is attracted to the casino through marketing efforts of the gaming operator

“progressive jackpot”	a jackpot for a gaming machine or table game where the value of the jackpot increases as wagers are made; multiple gaming machines or table games may be linked together to establish one progressive jackpot

“revenue per available room” or “REVPAR”	calculated by dividing total room revenues including complimentary rooms (less service charges, if any) by total rooms available, thereby representing a combination of hotel average daily room rates and occupancy

“rolling chip” or “VIP rolling chip”	non-negotiable chip primarily used by rolling chip patrons to make wagers

“rolling chip patron”	a player who primarily plays on a rolling chip or VIP rolling chip tables and typically plays for higher stakes than mass market gaming patrons

“rolling chip segment”	consists of table games played in private VIP gaming rooms or areas by rolling chip patrons who are either premium direct players or junket players

“rolling chip volume”	the amount of non-negotiable chips wagered and lost by the rolling chip market segment

“rolling chip win rate”	rolling chip table games win (calculated before discounts, commissions, non-discretionary incentives (including the point-loyalty programs) as administered by the Gaming Operator and allocating casino revenues related to goods and services provided to gaming patrons on a complimentary basis) as a percentage of rolling chip volume

“slot machine”	traditional slot or electronic gaming machine operated by a single player

“subconcession”	an agreement for the operation of games of fortune and chance in casinos between the entity holding the concession, or the concessionaire, and a subconcessionaire, pursuant to which the subconcessionaire is authorized to operate games of fortune and chance in casinos in Macau

“table games win”	the amount of wagers won net of wagers lost on gaming tables that is retained and recorded as casino revenues. Table games win is calculated before discounts, commissions, non-discretionary incentives (including the point-loyalty programs) as administered by the Gaming Operator and allocating casino revenues related to goods and services provided to gaming patrons on a complimentary basis

“VIP gaming room”	gaming rooms or areas that have restricted access to rolling chip patrons and typically offer more personalized service than the general mass market gaming areas

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements relate to future events, including our future operating results and conditions, our prospects and our future financial performance and condition, all of which are largely based on our current expectations and projections. Known and unknown risks, uncertainties and other factors may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. See “Item 3. Key Information — D. Risk Factors” for a discussion of some risk factors that may affect our business and results of operations. Moreover, because we operate in a heavily regulated and evolving industry where the new gaming law was adopted and implemented by the Macau government, may become highly leveraged and operate in Macau, a market with intense competition, new risk factors may emerge from time to time. It is not possible for our management to predict all risk factors, nor can we assess the impact of these factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those expressed or implied in any forward-looking statement.

In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. We have based the forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, among other things, statements relating to:

•	our goals and strategies;

•	the impact of the global COVID-19 outbreak on our business, financial results and liquidity, which could worsen and persist for an unknown duration;

•	the reduced access to our target markets due to travel restrictions, and the potential long-term impact on customer retention;

•	the expected growth of the gaming and leisure market in Macau and visitation in Macau;

•

restrictions or conditions on visitation by citizens of the PRC to Macau, including in connection with COVID-19, or the period of time required for tourism to return to pre-pandemic levels (if at all);

•

the impact on the travel and leisure industry from factors such as an outbreak of an infectious disease, such as COVID-19 outbreaks, extreme weather patterns or natural disasters, military conflicts and any future security alerts and/or terrorist attacks or other acts of violence;

•	general domestic or global political and economic conditions, including in the PRC and Hong Kong, which may impact levels of travel, leisure and consumer spending;

•	our ability to successfully operate Studio City;

•	our ability to obtain all required governmental approvals, authorizations and licenses for the Phase 2 project at Studio City;

•	our compliance with conditions and covenants under the existing and future indebtedness;

•

laws, rules and regulations which could bar the trading of the American depositary shares of our Company in the United States, such as the Holding Foreign Companies Accountable Act and the rules promulgated thereunder;

•	capital and credit market volatility;

•	our ability to raise additional capital, if and when required;

•	increased competition from other casino hotel and resort projects in Macau and elsewhere in Asia, including the concessionaires in Macau;

•

government policies, laws and regulations relating to the leisure and gaming industry in Macau, including the implementation of the new gaming law, and the legalization of gaming in other jurisdictions;

•	the uncertainty of tourist behavior related to spending and vacationing at casino resorts in Macau;

•	fluctuations in occupancy rates and average daily room rates in Macau;

•	the liberalization of travel restrictions on PRC citizens and convertibility of the Renminbi;

•	the tightened control of certain cross-border fund transfers from the PRC;

•	significantly increased regulatory scrutiny on Macau gaming promoters’ operations that has resulted in the cessation of business by many gaming promoters in Macau;

•	the completion of infrastructure projects in Macau;

•	our ability to retain and gain new customers;

•	our ability to offer new services and attractions;

•	our future business development, financial condition and results of operations;

•	the expected growth, size of and trends in the market in Macau;

•	expected changes in our revenues, costs or expenditures;

•	our expectations regarding demand for and market acceptance of our brand and business;

•	our ability to continue to develop new technologies and/or upgrade our existing technologies;

•	cybersecurity risks including misappropriation of customer information or other breaches of information security;

•	our ability to protect our intellectual property rights;

•	growth of and trends of competition in the gaming and leisure market in Macau;

•	general economic and business conditions globally and in Macau;

•	our ability to comply with the New York Stock Exchange’s (“NYSE”) continued listing standards and maintain the listing of our ADSs on the New York Stock Exchange; and

•	other factors described under “Item 3. Key Information — D. Risk Factors.”

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

EXCHANGE RATE INFORMATION

Our reporting currency is the U.S. dollar and functional currencies are the U.S. dollar, Hong Kong dollar and Pataca . This annual report on Form 20-F contains translations of certain Pataca, Hong Kong dollar and Renminbi amounts into U.S. dollars for the convenience of the reader. Unless otherwise stated, all translations of Hong Kong dollar and Renminbi amounts into U.S. dollars in this annual report on Form 20-F were made at the rates of HK$7.809510 to US$1.00 and RMB6.923625 to US$1.00, respectively.

The H.K. dollar is freely convertible into other currencies (including the U.S. dollar). Since October 17, 1983, the H.K. dollar has been officially linked to the U.S. dollar at the rate of HK$7.80 to US$1.00. The market exchange rate has not deviated materially from the level of HK$7.80 to US$1.00 since the peg was first established. However, in May 2005, the Hong Kong Monetary Authority broadened the trading band from the original rate of HK$7.80 per U.S. dollar to a rate range of HK$7.75 to HK$7.85 per U.S. dollar. The Hong Kong government has stated its intention to maintain the link at that rate range and, acting through the Hong Kong Monetary Authority, has a number of means by which it may act to maintain exchange rate stability. However, no assurance can be given that the Hong Kong government will maintain the link at HK$7.75 to HK$7.85 per U.S. dollar or at all.

The Pataca is pegged to the H.K. dollar at a rate of HK$1.00 = MOP1.03. All translations from Patacas to U.S. dollars and Singapore dollars to U.S. dollars in this annual report on Form 20-F were made at the exchange rate of MOP8.043823 = US$1.00 and SGD1.339479 to US$1.00, respectively.

We make no representation that any Pataca, Hong Kong dollar, Renminbi, Singapore dollar or U.S. dollar amounts referred to in this annual report on Form 20-F could have been, or could be, converted into U.S. dollar, Pataca, Hong Kong dollar, Renminbi or Singapore dollar, as the case may be, at any particular rate or at all.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A. [RESERVED]

B. CAPITALIZATION AND INDEBTEDNESS

Not applicable.

C. REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

D. RISK FACTORS

Studio City International Holdings Limited is a company incorporated under the laws of the Cayman Islands. All of our current operations, and administrative and corporate functions are conducted in Macau, Hong Kong and Singapore. We conduct our operations in Macau and we do not have any assets or operations in the PRC. Our principal executive offices are located in Singapore and Hong Kong. We have no variable interest entities in our corporate structure.

We face various legal and operational risks and uncertainties as a company operating in Macau. Since we derive all of our revenues from our Macau business and a significant number of our customers come from, and are expected to continue to come from, the PRC, our results of operations and financial condition may be materially and adversely affected by significant regulatory developments in the PRC. Actions by the PRC government can also significantly affect our business by, for example, placing limits on the ability of PRC residents to travel or remit currency outside of the PRC or by restricting gaming-related marketing activities in China. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Conducting Business and Operating in Macau —Policies, campaigns and measures adopted by the PRC and/or Macau governments from time to time could materially and adversely affect our operations.”

The PRC may also intervene or influence our operations in Macau, Hong Kong or elsewhere at any time, or may exert more control over offerings conducted overseas and/or foreign investment in issuers in China, which could result in a material change in our operations and/or the value of our ordinary shares. Additionally, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, any such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or be worthless. There are risks and uncertainties which we cannot foresee for the time being, and rules and regulations in China can change quickly with little or no advance notice. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Conducting Business and Operating in Macau — Changes in law, regulations and policies in the PRC and uncertainties in the legal systems in the PRC may expose us to risks. In addition, rules and regulations in the PRC can change quickly with little advance notice” and “— The PRC government may influence our operations in Macau or elsewhere or intervene in our offerings conducted overseas or foreign investments in us. Its oversight and discretion over our business could result in material adverse changes in our operations and the value of our ordinary shares and ADSs.”

We also face risks associated with interpretations of or changes to gaming laws in Macau, including the interpretation of the recently amended gaming law in Macau, as well as the continued ability by the U.S. Public Company Accounting Oversight Board, or PCAOB, to inspect our auditors.

Permissions, Approvals, Licenses, Certificates and Permits Required from the PRC, Hong Kong and Macau Authorities for Our Operations and for the Offering of Our Securities to Foreign Investors

As of the date of this annual report, we have obtained the requisite permissions, approvals, licenses, certificates and permits from the PRC, Hong Kong and Macau government authorities that are material for our business operations in those jurisdictions, and none have been denied. See “Item 4. Information on the Company — B. Business Overview — Regulations.”

Given the uncertainties of interpretation and implementation of relevant laws and regulations and enforcement practice by PRC government authorities, we may be required to obtain additional licenses, permits, filings or approvals for our business operations in the future, and may not be able to maintain or renew our current licenses, permits, filings or approvals. In addition, rules and regulations in China can change quickly with little advance notice. Uncertainties due to evolving laws and regulations could impede our ability to obtain or maintain certificates, permits or licenses required to conduct business in China. In the absence of required certificates, permits or licenses, governmental authorities could impose material sanctions or penalties on us.

Furthermore, in connection with our issuance of securities to foreign investors, under current PRC laws, regulations and regulatory rules, as of the date of this annual report, we do not believe we are currently required to obtain permissions from or complete any filing with the China Securities Regulatory Commission, or CSRC, or required to go through cybersecurity review by the Cyberspace Administration of China, or CAC. In addition, we have not been asked to obtain such permissions by any PRC authority or received any denial to do so. However, the PRC government has recently indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment by issuers like us. There remains significant uncertainty as to the enactment, interpretation and implementation of regulatory requirements related to overseas securities offerings and other capital markets activities.

If (i) we inadvertently conclude that certain regulatory permissions and approvals are not required or (ii) applicable laws, regulations, or interpretations change in a way that requires us to complete such filings or obtain such approvals in the future, and (iii) we are required to obtain such permissions or approvals in the future, but fail to receive or maintain such permissions or approvals, we may face sanctions by the CSRC, the CAC or other PRC regulatory agencies. These regulatory agencies may impose fines and penalties on us, limit our operations, limit our ability to pay dividends outside of China, limit our ability to list on stock exchanges outside of China or offer our securities to foreign investors or take other actions that could have a material adverse effect on our business, financial condition, results of operations and prospects, as well as the trading price of our securities.

Cash Flows Through Our Organization

Cash from financings and operations is primarily retained by our operating subsidiaries for the purposes of funding our operating activities and capital expenditures. Cash within our group is primarily transferred between our subsidiaries through intercompany loan arrangements. Financing raised by Studio City International Holdings Limited has been transferred to our financing and operating subsidiaries through the use of equity capital contributions or intercompany loan arrangements. In 2022, excluding cash transferred for the purpose of the settlement of intragroup charges, no cash has been transferred to our holding company, Studio City International Holdings Limited, from its subsidiaries. See also “Item 4. Information on the Company — B. Business Overview — Taxation” and “Item 8. Financial Information — A. Consolidated Statements and Other Financial Information — Dividend Policy.” There are no regulatory or foreign exchange restrictions or limitations on our ability to transfer cash within our corporate group or to declare dividends to holders of our ADSs, except that our subsidiaries incorporated in Macau are required to set aside a specified amount of the entity’s profit after tax as a legal reserve which is not distributable to the shareholders of such subsidiaries. See “Item 4. Information on the Company — B. Business Overview — Regulations — Restrictions on Distribution of Profits Regulations” and “Item 10. Additional Information — D. Exchange Controls.”

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

Risks Relating to Our Business

•	Risks relating to COVID-19 outbreaks and other epidemics and pandemics.

•	Risks relating to our reliance on the operation of the Studio City Casino under the Studio City Casino Agreement.

•	Risks relating to our short operating history.

•	Risks relating to our sole operation of Studio City.

•	Risks relating to our history of net losses.

•	Risks relating to finalizing the licensing procedures and opening up of our Phase 2 project for Studio City.

•	Risks relating to the inability to generate sufficient cash flow to meet our debt service obligations.

•	Risks relating to our compliance with credit facility and debt instruments.

•	Risks relating to our current and potential future indebtedness and our need for additional financing.

•	Risks relating to depending on the continued efforts or our senior management and retaining qualified personnel.

•	Risks relating to failure to comply with anti-corruption laws and anti-money laundering policies.

•	Risks relating to failure to protect the integrity and security of data, including customer information.

•

Risks relating to being based in or having all of our operations in Singapore, Hong Kong and Macau, uncertainties in the legal systems in the PRC, and policies, campaigns and measures adopted by the PRC and/or Macau governments from time to time.

•	Risks relating to inadequate insurance coverage.

Risks Relating to Operating in the Gaming Industry in Macau

•	Risks relating to the Gaming Operator’s Concession Contract.

•	Risks relating to facing intense competition.

•	Risks relating to interpretation of the newly adopted gaming law in Macau and its implementation by the Macau government.

•	Risks relating to adverse changes or developments in gaming laws or regulations in Macau.

Risks Relating to Our Relationship with Melco Resorts

•	Risks relating to our dependence on our shareholder, Melco Resorts.

Risks Relating to Conducting Business and Operating in Macau

•	Risks relating to restrictions on export of Renminbi.

Risks Relating to Our Shares and ADSs

•	Risks relating to compliance with the New York Stock Exchange requirements for continued listing.

Risks Relating to Our Business

COVID-19 outbreaks have had an adverse effect on our operations, which has had a significant negative effect over the past three years and may continue to materially impact our business, prospects, financial condition and results of operations.

Uncertainty around COVID-19 outbreaks and related restrictions continue to have a material effect on our operations, financial position, and future prospects. In addition, the COVID-19 outbreak’s negative impact on the global economy, disruption to global supply chains and creation of significant volatility and disruption of financial markets is still being experienced.

While pandemic prevention measures in Macau were eased in 2021, in response to a COVID-19 outbreak in Macau, on June 23, 2022, the Macau government issued a closure order for certain entertainment venues which did not include casinos. Effective from July 11, 2022, however, the Macau government issued a further order whereby from July 11 until July 18, 2022, all entities performing industrial and commercial activities, including gaming activities, were required to suspend operation, except for those in categories of activity deemed essential to the community and to the day-to-day lives of the members of the public. These restrictions were further extended until July 23, 2022 and, as a result, the Studio City Casino was closed for a total of 12 days in 2022. The Macau government continued to implement special prevention measures on operations until August 2, 2022, including the closure of certain outlets and limitations to capacity of operating outlets.

According to the DSEC, visitor arrivals to Macau decreased by 26.0% on a year-over-year basis in 2022 as compared to 2021 while, according to the DICJ, gross gaming revenues in Macau declined by 51.4% on a year-over-year basis in 2022. As we derive all of our revenues from our business and operations in Macau, our business has been materially and adversely affected by the COVID-19 pandemic.

While quarantine-free travel within Greater China has resumed and pandemic measures have eased significantly, the pace of our business recovery from COVID-19 is highly uncertain and will depend on the extent of any future COVID-19 outbreaks and government responses to such outbreaks, the efficacy of COVID-19 vaccines, including against any new strains of the coronavirus that causes COVID-19, the impact of potentially higher unemployment rates, declines in income levels and loss of personal wealth resulting from COVID-19 outbreaks. Moreover, even if COVID-19 outbreaks subside, there is no guarantee that travel and consumer sentiment will rebound quickly or at all. In addition, although travel restrictions have eased in Macau, we cannot be certain whether authorities in these jurisdictions, or the jurisdictions where many of our customers reside, will reintroduce any of the previously imposed restrictions or any new restrictions in response to COVID-19 or other health emergencies.

The COVID-19 outbreak has also caused severe disruptions to the businesses of our tenants and other business partners, which has increased the risk of them defaulting on their contractual obligations with us, which may adversely affect our business, financial condition and results of operations, including causing increases in our bad debts.

The disruptions to our business caused by COVID-19 outbreaks have had an adverse effect on our operations. For the years ended December 31, 2022, 2021 and 2020, our total operating revenues generated amounted to US$11.5 million, US$106.9 million and US$49.2 million, respectively.

Lower operating revenues since 2020 were mainly due to the effects of COVID-19. As such disruptions remain, they could materially impact our business, prospects, financial condition and results of operations.

Because neither we nor any of our subsidiaries hold a gaming license in Macau, Studio City Casino is operated by the Gaming Operator through the Studio City Casino Agreement under the Gaming Operator’s concession. Any failure by the Gaming Operator to comply with its obligations as a concessionaire or any failure by the Gaming Operator or us to comply with its or our respective obligations under the Studio City Casino Agreement, including any regulatory requirements thereunder, may have a material adverse effect on the operation of the Studio City Casino.

The Gaming Operator and our subsidiary, Studio City Entertainment, have entered into the Studio City Casino Agreement under which the Gaming Operator has agreed to operate Studio City Casino since we do not hold a gaming license in Macau. Under the Studio City Casino Agreement, the Gaming Operator, among other things, manages the day-to-day operations at the Studio City Casino, including determining the number and mix of gaming tables and gaming machines operated at the Studio City Casino, and recruits all casino staff, including dealers, cashiers, security and surveillance personnel and managers. The Gaming Operator deducts gaming taxes and the costs incurred in connection with its on-going operations from Studio City Casino’s gross gaming revenues and we receive the residual amount and recognize such residual amount as revenue from the Studio City Casino Agreement. While the Studio City Casino Agreement obligates the Gaming Operator to manage the day-to-day operations of the Studio City Casino in a manner intended to appeal to the VIP and mass gaming markets at a standard of quality of service set by the Gaming Operator in line with the overall development and operational strategy determined by the Company, the Studio City Casino Agreement does not require the Gaming Operator to operate a minimum number of gaming tables or gaming machines at the Studio City Casino or any specified mix of gaming tables and gaming machines. Accordingly, while 250 gaming tables, including 15 gaming tables for VIP rolling chip operations, and 552 gaming machines are currently available for operation at the Studio City Casino, there is no assurance that such number and mix of gaming tables and gaming machines will be maintained by the Gaming Operator and the number of gaming tables and/or gaming machines may be reduced or increased by the Gaming Operator as it may determine pursuant to the terms and conditions of the Studio City Casino Agreement.

The Studio City Casino Agreement was initially approved by the Macau government and was subject to the satisfaction of certain conditions imposed by the Macau government on the Gaming Operator and us in connection with granting its approval. Such conditions included but were not limited to Studio City Entertainment being subject to Macau government supervision applicable to gaming concessionaires. Upon the execution of the amendment to the Studio City Casino Agreement on June 23, 2022, such conditions ceased to apply. As a substantial part of our revenues and cash flows are generated from the Gaming Operator’s operation of Studio City Casino, any failure by the Gaming Operator to comply with any statutory, contractual or any other duties imposed on it as a concessionaire, or any failure by the Gaming Operator or us to comply with its or our respective obligations under the Studio City Casino Agreement may have a material adverse effect on the operation of Studio City Casino including its suspension or cessation, and may cause the suspension or termination of the Gaming Operator’s concession.

Any changes in Macau’s gaming law or other requirements applicable to the concession granted to the Gaming Operator by the Macau government that necessitate amendments to, or termination of, the Studio City Casino Agreement, would have a material adverse effect on the operation of the Studio City Casino and, in turn, our financial condition and results of operations. If the Studio City Casino Agreement terminates, we may not be able to enter into a new similar agreement. In addition, any amended or replaced terms of the Studio City Casino Agreement may not be comparable to our current arrangements and may not be, totally or partially, acceptable to us. In addition, if the Gaming Operator’s concession terminates, the Gaming Operator will discontinue operating the Studio City Casino and the Studio City Casino Agreement will terminate and we may not be able to enter into an arrangement for the operation of Studio City Casino with another concessionaire on terms that are comparable or acceptable to us or at all, and the Studio City Casino premises and gaming equipment will revert or be transferred to the Macau government without compensation. Furthermore, the Gaming Operator has exclusive access to the customer database of the gaming operations at Studio City Casino and in the event of termination of the arrangement under the Studio City Casino Agreement, we may not be able to gain access to such database.

Any material dispute with the Gaming Operator or any failure by the Gaming Operator to comply with its obligations under its concession, or by the Gaming Operator or us to comply with its or our respective obligations under, or any termination of, the Studio City Casino Agreement may have a material adverse effect on the operation of Studio City Casino and in turn affect our financial condition and results of operations and may also result in a default under the terms of our existing and/or future indebtedness obligations and other agreements.

We have a short operating history compared to many of our competitors and are therefore subject to significant risks and uncertainties. Our short operating history may not be indicative of our future operating results and prospects.

We have a short business operating history compared to many of our competitors, and there is limited historical information available about us upon which you can base your evaluation of our business and prospects. Studio City commenced operations in October 2015 and the first stage of Phase 2 is expected to commence operations in the second quarter of 2023. As a result, you should consider our business and prospects in light of the risks, expenses, uncertainties and challenges that we may face given our short operating history in the intensely competitive market of the gaming business. The historical performance at the other casinos operated by the Gaming Operator should not be taken as an indication of Studio City Casino’s future performance or the performance of our Phase 2 project once it commences operations.

We may encounter risks and difficulties frequently experienced by companies with early stage operations, and those risks and difficulties may be heightened by challenging market conditions of the gaming business in Macau and other challenges our business faces. Certain of these risks relate to our ability to:

•	operate, support, expand and develop our operations and our facilities, including opening Phase 2 of Studio City;

•	respond to economic uncertainties, including the social and economic disruptions caused by the coronavirus (COVID-19) pandemic;

•	respond to competitive market conditions;

•	fulfill conditions precedent to draw down or roll over funds from current and future credit facilities;

•	comply with covenants under our existing and future debt issuances and credit facilities;

•	respond to changing financial requirements and raise additional capital, as required;

•	obtain the necessary authorizations, approvals and licenses from the relevant governmental authorities for our Phase 2 project for Studio City;

•	attract and retain customers and qualified staff;

•	maintain effective control of our operating costs and expenses;

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

According to the Studio City Casino Agreement, the Gaming Operator, a subsidiary of Melco Resorts, is responsible for the operation of the Studio City Casino facilities, including hiring, employing, training and supervising casino personnel. The Gaming Operator deducts gaming taxes and the costs incurred in connection with its on-going operations, including staff costs from Studio City Casino’s gross gaming revenues. We expect the Gaming Operator to continue managing all recruitment and training-related matters for staff that have been deployed at Studio City Casino.

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

With the easing of COVID-19 travel restrictions in Macau and the increase in business volumes, Studio City will need more personnel to operate at full capacity as well as the opening of the Phase 2 project, with a significant portion of these vacancies expected to be filled by non-resident workers for which Macau government-issued quotas are required. If the Gaming Operator or the Master Service Providers are unable to attract and retain a sufficient number of qualified staff or to provide satisfactory services to us or the costs of qualified staff increase significantly, our business, financial condition and results of operations could be materially and adversely affected.

The costs associated with the Studio City Casino Agreement and the Management and Shared Services Arrangements may not be indicative of the actual costs we could have incurred as an independent company.

Under the Studio City Casino Agreement, the Gaming Operator deducts gaming taxes and the costs of operation of Studio City Casino. We receive the residual gross gaming revenues and recognize these amounts as our revenue from casino contract.

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

We believe the costs incurred under the Studio City Casino Agreement and the allocation methods under the Management and Shared Services Arrangements are reasonable and the consolidated financial statements reflect our cost of doing business. However, such allocations may not be indicative of the actual expenses we would have incurred had we operated as an independent company.

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

Studio City Casino’s VIP rolling chip operations may cause volatility in our financial condition and results of operations due to changes in the economic and regulatory environments and Studio City Casino’s ability to attract and retain VIP rolling chip players.

Studio City Casino has and is expected to incur costs associated with the VIP rolling chip operations, while the expected revenues to be generated from the VIP rolling chip operations may be volatile primarily due to high bets and the resulting high winnings and losses. Gross win per VIP table per day were approximately

US$2,000, US$2,400 and US$3,700 in 2022, 2021 and 2020, respectively. VIP rolling chip operations are also more vulnerable to changes in the economic environment and therefore inherently more volatile than mass market operations. Moreover, VIP rolling chip operations may involve commissions to gaming promoters, if any are engaged to provide services to Studio City Casino, and, as a result, the margins associated with VIP rolling chip operations are usually lower than the margins for the mass market operations and may be volatile from period to period due to significant variances in winnings and losses. As a result, Studio City Casino’s business, results of operations and cash flows may become more volatile, while VIP rolling chip operations continue, compared to that of other casinos with only mass market gaming operations.

Further, the VIP rolling chip players pool is limited and we cannot assure you that the existing VIP rolling chip players at Studio City Casino will be recurring players. If Studio City Casino loses its existing VIP rolling chip players or fails to attract new VIP rolling chip players, our revenues and cash flows from the revenue from casino contract could be materially and adversely affected. In addition, the VIP rolling chip segment may be particularly susceptible to certain changes in government policies, regulations and enforcement actions. For instance, the anti-corruption campaign of the PRC government has had a negative effect on the VIP rolling chip segment in Macau. In addition, in November 2021, the Court of Final Appeal in Macau issued a final unappealable decision that a gaming operator is jointly liable with a gaming promoter for the refund of funds deposited with such gaming promoter and the Macau authorities arrested executives from a gaming promoter for alleged illegal overseas gaming related activities. In January 2022, the Macau authorities also arrested an executive from another gaming promoter and certain related individuals and certain of these individuals were sentenced to jail terms in addition to the payment of monetary compensation to the Macau government in January 2023. Any further changes in government policies, regulations and enforcement actions may negatively affect the numbers of VIP rolling chip players in Macau and in turn, may materially and adversely affect our business.

We have a history of net losses and may not achieve profitability in the future.

Studio City may not be financially successful or generate the cash flows that we anticipate. We generated net income attributable to Studio City International Holdings Limited of US$33.6 million for the year ended December 31, 2019 while we had net losses attributable to Studio City International Holdings Limited of US$326.5 million, US$252.6 million, US$321.6 million, US$21.6 million, US$76.4 million and US$242.8 million for the years ended December 31, 2022, 2021, 2020, 2018, 2017 and 2016, respectively, primarily because of the impact of the COVID-19 outbreaks in the case of the years ended December 31, 2022, 2021 and 2020 and also due to Studio City having commenced operations only in October 2015 and was ramping up operations. In addition, we incurred negative operating cash flows of US$178.8 million, US$136.8 million, US$167.4 million and US$113.1 million in 2022, 2021, 2020 and 2015, respectively.

We expect our costs and expenses to increase in absolute amounts due to the continued expansion of our operations, including in relation to the opening of Phase 2 of Studio City, which will cause us to incur increased costs and expenses associated with the operation of our businesses.

We also expect that we will continue to incur capital expenditures as we continue to expand our existing operations and open our Phase 2 project. These efforts may be more costly than we expect and our revenue may not increase sufficiently to offset these expenses. We may continue to take actions and make investments that do not generate optimal short-term financial results and may even result in increased operating losses in the short term with no assurance that we will eventually achieve the intended long-term benefits or profitability. These factors may adversely affect our ability to achieve profitability and service debt obligations and interest payments under any of our existing or future financing facilities.

We have a substantial amount of existing indebtedness and may incur additional indebtedness, which could have significant effects on our business and future operations.

We have a substantial amount of existing indebtedness. As of December 31, 2022, we had total principal amount of outstanding indebtedness of US$2.45 billion, representing the outstanding principal balances of our existing notes and credit facility. See “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources — Indebtedness.” Significant interest and principal payments are required to meet our obligations under the existing indebtedness. This substantial indebtedness could have important consequences for you and significant effects on our business and future operations. For example:

•

if Studio City is not operating with certain minimum requirements as specified in the 2028 Studio City Senior Secured Credit Facility, or if we fail to meet our payment obligations or otherwise default under the agreements governing our existing indebtedness, including due to any termination or any substantial or adverse amendment of the terms of the Studio City Casino Agreement, the applicable lenders or note holders under our indebtedness will have the right to accelerate such indebtedness and exercise other rights and remedies against us;

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

If we are unable to comply with our existing and/or future indebtedness obligations and other agreements, including due to any termination or any substantial or adverse amendment to the terms of the Studio City Casino Agreement, there could be a default under those agreements. If that occurs, lenders could terminate their respective commitments to lend to us or terminate their respective agreements, and holders of our debt securities could accelerate repayment of debt and declare all outstanding amounts due and payable, as the case may be. Furthermore, existing agreements governing our indebtedness contain, and future agreements governing our indebtedness are likely to contain, cross-acceleration or cross-default provisions. As a result, our default under any such agreement may cause the acceleration of repayment of other indebtedness or result in a default under agreements governing our other indebtedness. If any of these events occur, our assets and cash flows may not be sufficient to repay in full all of our indebtedness and we may not be able to find alternative financing. Even if we are able to obtain alternative financing, it may not be on terms that are comparable or acceptable to us.

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

The reputation and integrity of the parties who are or will be engaged in gaming activities at Studio City Casino are important to the continued operations of the casino in compliance with Gaming Operator’s concession and our own reputation. For parties that engage in gaming related activities, where relevant, the gaming regulators are expected to undertake their own probity checks and will reach their own suitability findings in respect of the activities and parties with which Studio City Casino may be associated. In addition, we conduct, and we expect that the Gaming Operator will conduct, an internal due diligence and evaluation process prior to the engagement of such parties. However, notwithstanding such regulatory probity checks, the Gaming Operator’s due diligence and our own due diligence, we cannot assure you that the parties with whom Studio City Casino is or will be associated will always maintain the high standards that gaming regulators, the Gaming Operator and we require or that such parties will maintain their suitability throughout the term of Studio City Casino’s association with them. If Studio City Casino were to be associated with any party whose probity was in doubt, this may reflect negatively on the Gaming Operator. A party associated with Studio City Casino may fall below the gaming regulators’ suitability standards.

In particular, the reputation of the gaming promoters that may operate in Studio City Casino from time to time is important to the Gaming Operator’s ability to continue to operate in compliance with its concession and our own reputation. While we expect that the Gaming Operator endeavors to ensure high standards of probity and integrity in any such gaming promoters, we cannot assure you that such gaming promoters will always maintain such high standards. In addition, if the probity of any gaming promoter associated with Studio City Casino was in doubt or such promoter failed to operate in compliance with Macau laws consistently, this may be considered by regulators or investors to reflect negatively on the Gaming Operator’s probity and compliance records. Such a gaming promoter may fall below the Gaming Operator’s or our standards of probity, integrity and legal compliance. There can also be no assurance that any allegation against, or negative publicity relating to, the gaming promoters operating in Studio City Casino from time to time or the Gaming Operator’s or our standards of probity, integrity and legal compliance will not have a material adverse impact on our reputation and business operations.

If any of the above were to occur, we, the Gaming Operator and our shareholders may suffer harm to our, the Gaming Operator’s and our shareholders’ reputation, as well as impaired relationships with, and possibly sanctions from, gaming regulators with authority over operations.

As of March 30, 2023, we are finalizing the licensing procedures for the Phase 2 project for Studio City under the terms of a land concession which currently requires us to fully develop the land on which Studio City is located by June 30, 2023. Any extension of the development period is subject to Macau government review and approval at its discretion. In the event of any failure to complete certain licensing procedures by June 30, 2023, we could be forced to forfeit all or part of our investment in Studio City, along with our interest in the land on which Studio City is located and the building and structures on such land.

Land concessions in Macau are issued by the Macau government and generally have terms of 25 years and are renewable for further consecutive periods of ten years. Land concessions further stipulate a period within which the development of the land must be completed. The land on which Studio City is located must be fully developed by June 30, 2023, including obtaining the necessary permits, authorizations, approvals and licenses from the relevant governmental authorities.

While we opened Studio City in October 2015 and the construction of Phase 2 has been completed, as of March 30, 2023, the licensing procedures for the Phase 2 project of Studio City are still ongoing. There is no guarantee that we will obtain the required regulatory approvals by the deadline. Any further extension under the land concession is subject to Macau government review and approval at its discretion. While the Macau government may grant extensions if we meet certain legal requirements, there can be no assurance that the Macau government will grant us any further extension of the development period or not exercise its rights to terminate the Studio City land concession. In the event that no further extension is granted or the Studio City land concession is terminated, we could lose all or substantially all of our investment in Studio City, including our interest in the land and building and may not be able to continue to operate Studio City as planned, which will materially and adversely affect our business and prospects, results of operations and financial condition.

We may not be able to obtain adequate financing on satisfactory terms for our existing business, or at all.

In the past, we have funded our capital investment projects primarily through credit facilities, issuance of debt securities and other debt and equity financings. We may require additional funding in the future for our existing business, which may be substantial and which we may raise through a combination of credit, debt and equity financings. We may be required to seek the approval or consent of or notify the relevant government authorities or third parties in order to obtain such financings. We cannot assure you that we would be able to obtain such required approval or consent from the relevant government authorities or third parties with respect to such financing in a timely manner or at all.

Any financing will also be subject to, among others, the terms of our existing and any future financings. In addition, our ability to obtain credit, debt or equity financing on acceptable terms depends on a variety of factors that are beyond our control, including market conditions such as the economic disruptions caused by the effect of the large-scale global COVID-19 outbreak, investors’ and lenders’ perceptions of, and demand for, bond, bank and equity securities of gaming companies and interest rates. For example, changes in ratings outlooks may subject us to ratings agency downgrades, which could make it more difficult for us to obtain financing on acceptable terms. S&P placed Studio City Company on credit watch negative in February 2020, revised the outlook to negative in September 2020 and subsequently downgraded Studio City Company to B+ in October 2021. We are currently rated B1 by Moody’s and B+ by S&P, with negative outlooks by both rating agencies. Central banks across the world have been increasing interest rates at an accelerated pace in 2022 which in turn could increase our borrowing costs. The sell-off in Chinese property bonds in 2022 also negatively impacted the market for high yield bonds of issuers in other sectors connected with the PRC, including those issued by Macau gaming operators and associated entities. As a result, we cannot assure you that we will be able to obtain sufficient funding on terms satisfactory to us, or at all, to finance our existing business. If we are unable to obtain such funding, our business, cash flow, financial condition, results of operations and prospects could be materially and adversely affected. We may, from time to time, seek to obtain new financings or refinance our outstanding debt through the international markets. Any such financing or refinancing, and our evaluation thereof, will depend on the prevailing market conditions, our liquidity requirements, contractual restrictions and other factors. The amounts involved may be material.

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

Macau consists of a peninsula and two islands and is connected to the PRC by five border crossings. Macau has an international airport and connections to the PRC and Hong Kong by road and ferry. To support Macau’s planned future development as a gaming and leisure destination, the frequency of bus, car, air and ferry services to Macau will need to increase. While various projects are under development to improve Macau’s internal and external transportation links, including the expansion of the Macau Light Rapid Transit and capacity expansion of border crossings, these projects may not be approved, financed or constructed in time to handle the projected increase in demand for transportation or at all, which could impede the expected increase in visitation to Macau and adversely affect Studio City. Any further delays or termination of Macau’s transportation infrastructure projects may have a material adverse effect on our business, prospects, financial condition, results of operations and cash flows.

Furthermore, the expected benefits from the Hong Kong-Zhuhai-Macau Bridge, which opened to traffic on October 23, 2018, may not fully materialize, and may not result in significantly increased traffic to Macau and to Studio City.

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

The steps we take to deter and mitigate these risks may not be successful or effective and our insurance coverage for protecting against cybersecurity risks may not be sufficient. Our third-party information system service providers face risks relating to cyber security similar to ours, and we do not directly control any of such service providers’ information security operations. A significant theft, loss or fraudulent use of customer or company data maintained by us or by a third-party service provider could have an adverse effect on our reputation, cause a material disruption to our operations and management team, and result in remediation expenses, regulatory penalties and litigation by customers and other parties whose information was subject to such attacks, all of which could have a material adverse effect on our business, prospects, results of operations and cash flows. If our information technology systems become damaged or otherwise cease to function properly, our service and results of operations may be adversely affected and we may have to make significant investments to repair or replace them. Furthermore, any extended downtime from power supply disruptions or information technology system outages which may be caused by cyber security attacks or other reasons at Studio City may lead to an adverse impact on our operating results if we are unable to deliver services to customers for an extended period of time.

Despite the security measures we currently have in place, our facilities and systems and those of our third-party service providers may be vulnerable to security breaches, acts of vandalism, phishing attacks, computer viruses, misplaced or lost data, programming or human errors, other cybercrimes and other events. Cyber-attacks are becoming increasingly more difficult to anticipate and prevent due to their rapidly evolving nature and, as a result, the technology we use to protect our systems could become outdated. The occurrence of any of the cyber incidents described above could cause reputational harm to us, expose us to legal proceedings and have a material adverse effect on our business, results of operations and cash flows.

Any perceived or actual electronic or physical security breach involving the misappropriation, loss, or other unauthorized disclosure of confidential or personally identifiable information, whether by us or by a third party, could disrupt our business, damage our reputation and relationships with our customers, suppliers and staff, expose us to risks of litigation, significant fines and penalties and liability, result in the deterioration of our customers’, suppliers’ and staff’s confidence in us, and adversely affect our business, results of operations and financial condition. Any perceived or actual unauthorized disclosure of personally identifiable information of our staff, customers, suppliers or website visitors could harm our reputation and credibility and reduce our ability to attract and retain staff, customers and suppliers. We are also subject to enactment of new laws or amendments to existing laws with more stringent requirements in relation to cybersecurity. For example, a new Cybersecurity Law was introduced in Macau in 2019 which also applies to our businesses in Macau. See “Item 4. Information on the Company — B. Business Overview — Regulations — Cybersecurity Regulations.” As any of the above cybersecurity threats develop and grow and our obligations under cybersecurity regulations increase, we may find it necessary to make significant further investments to protect our data and infrastructure, including the implementation of new computer systems or upgrades to existing systems, deployment of additional personnel and protection-related technologies, engagement of third-party consultants, and training of personnel.

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

In some jurisdictions, including the PRC where we do not currently have operations, the cybersecurity, data privacy, data protection, or other data-related laws and regulations are relatively new and evolving, and their interpretation and application may be uncertain. For example, the Cybersecurity Administration of China, or CAC, issued the New Measures for Cybersecurity Review, or the New Measures, on January 4, 2022, which amended the Measures for Cybersecurity Review (Draft Revision for Comments) released on July 10, 2021 and came into effect on February 15, 2022. The New Measures extend the scope of cybersecurity review to network platform operators engaging in data processing activities that affect or may affect national security, including overseas listings. Specifically, the New Measures provide that if a network platform operator who possesses personal information of more than one million users plans to be listed in foreign countries, it must apply for cybersecurity review and, in any event, the CAC has the authority to initiate a cybersecurity review if it considers the data processing activities in connection with a proposed listing will or may affect national security. The New Measures do not specify the types of public listings that will be subject to cybersecurity review and do not give sufficient guidance on the specific types of data processing activities that may be subject to cybersecurity review. The PRC government authorities may have wide discretion in the interpretation and enforcement of the applicable laws. As such, we cannot predict the impact of the New Measures on us, if any, at this stage, and we will closely monitor and assess the developments in the rule-making process. If the practical application of the New Measures results in mandated clearance of cybersecurity reviews and other specific actions to be completed by companies operating in Macau like us, we face uncertainties as to whether such clearance can be timely obtained, or at all. As of the date of this annual report, we have not received any formal notice from any PRC cybersecurity regulator that we should apply for or otherwise be subject to a cybersecurity review, but we cannot be certain that such notifications will not occur in the future.

On November 14, 2021, the draft Regulations for the Administration of Cyber Data Security was published by the CAC for public comments, which provides that data processors conducting the following activities shall apply for cybersecurity review: (i) a merger, reorganization or division of online platform operators that have acquired a large number of data resources related to national security, economic development or public interests which affect or may affect national security; (ii) a listing abroad when the data processor processes over one million users’ personal information; (iii) a listing in Hong Kong which affects or may affect national security; or (iv) other data processing activities that affect or may affect national security. It also requires data processors processing important data or listed outside China to carry out a data security assessment annually by itself or through a third party data security service provider and submit an assessment report to the local agency of the CAC. As there are still uncertainties regarding the further enactment of new laws and regulations as well as the revision, interpretation and implementation of those existing laws and regulations, we cannot predict the impact of the Regulations for the Administration of Cyber Data Security on us, if any.

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

In addition, the PRC Data Security Law, which was promulgated by the Standing Committee of the National People’s Congress on June 10, 2021 and took effect on September 1, 2021, requires data collection to be conducted in a legitimate and proper manner, and stipulates that, for the purpose of data protection, data processing activities must be conducted based on data classification and hierarchical protection systems for data security. Furthermore, the recently issued Opinions on Strictly Cracking Down Illegal Securities Activities requires (i) speeding up the revision of the provisions on strengthening the confidentiality and archives management relating to overseas issuance and listing of securities and (ii) improving the laws and regulations relating to data security, cross-border data flow, and management of confidential information. The PRC Personal Information Protection Law, which was promulgated by the Standing Committee of the National People’s Congress on August 20, 2021 and took effect on November 1, 2021, integrates the various rules with respect to personal information rights and privacy protection and applies to the processing of personal information within mainland China as well as certain personal information processing activities outside mainland China, including those for the provision of products and services to natural persons within the PRC or for the analysis and assessment of acts of natural persons within the PRC. Although we have not collected, stored or managed any personal information in mainland China, given that there remain uncertainties regarding the further interpretation and implementation of those laws and regulations, if they are deemed to be applicable to companies operating in Macau, like us, we cannot assure you that we will be compliant with such new regulations in all respects, and we may be ordered to rectify and terminate any actions that are deemed illegal by the government authorities and become subject to fines and other government sanctions, which may materially and adversely affect our business, financial condition, and results of operations. Furthermore, we must also comply with other industry standards such as those for the credit card industry and other applicable data security standards.

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

Unfavorable publicity regarding us or our directors, officers or affiliates, whether substantiated or not, may have a material and adverse effect on our business, brand and reputation. Such negative publicity may require us to engage in a defensive media campaign, which may divert our management’s attention, result in an increase in our expenses and adversely impact our results of operations, financial condition, prospects and strategies. The continued expansion in the use of social media over recent years has compounded the potential scope of the negative publicity that could be generated. Any negative press or publicity could also lead to government or other regulatory investigations, including causing regulators to take action against us or the Gaming Operator, including actions that could affect the ability or terms upon which the Gaming Operator holds its concession, its or our suitability to continue as a shareholder of certain subsidiaries and/or the suitability of key personnel to remain with the Gaming Operator. If any of these events were to occur, it could cause a material adverse effect on our business and prospects, financial condition and results of operations.

If qualified management and personnel cannot be retained at Studio City, our business could be significantly harmed.

We place substantial reliance on the gaming, project development and hospitality industry experience and knowledge of the Macau market possessed by members of our board of directors, our senior management team as well as other management personnel who serve Studio City under the Studio City Casino Agreement and the Management and Shared Services Arrangements. We may experience changes in our key management in the future for reasons beyond our control. Loss of Mr. Lawrence Ho’s services or the services of the other members of our board of directors or key management personnel could hinder our ability to effectively manage our business and implement our growth and development strategies. Finding suitable replacements for members of our board of directors or senior management could be difficult, and competition for personnel of similar experience could be intense in Macau. In addition, we do not currently carry key person insurance on any members of our senior management team.

Operation of Studio City also requires extensive operational management and staff. The supply of experienced skilled personnel in Macau is severely limited. Many of the personnel occupy sensitive positions requiring qualifications sufficient to meet gaming regulatory and other requirements or are required to possess other skills for which substantial training and experience may be needed. Competition to retain qualified personnel is likely to continue as competition in the Macau integrated resort market increases. In addition, concessionaires are not currently allowed under the Macau government’s policy to hire non-Macau resident dealers and supervisors. We cannot assure you that a sufficient number of qualified individuals will be attracted and retained to operate Studio City or that costs to recruit and retain such personnel will not increase significantly. In addition, the Gaming Operator has previously been subject to certain labor demands. The inability to attract, retain and motivate qualified staff and to continuously optimize our workforce based on changing business demands by the Gaming Operator and Master Service Providers could have a material adverse effect on our business.

In addition, recruitment efforts for the operations of Studio City may be adversely impacted by Macau government’s policies with respect to the approval and renewal of work permits for non-resident workers. In its policy address for 2017, the Macau government announced that it would continue to submit the applications for employment of non-resident workers to a rigorous exam and to stimulate the promotion of local workers to management positions in the gaming industry, signaling a tighter control on the employment of non-resident workers. Further, in its policy addresses for 2019 to 2023, the Macau government has continuously stressed that it will continue to monitor the proportion of management positions held by local workers in gaming operators and implement measures to ensure that such proportion is kept at a percentage not lower than 85% for senior and mid-management positions.

Construction is subject to hazards that may cause personal injury or loss of life that expose us to liabilities and possible losses.

The construction of large-scale properties can be dangerous. Construction workers at such sites are subject to hazards that may cause personal injury or loss of life, thereby subjecting the contractors and us to liabilities, possible losses, delays in completion of the projects and negative publicity. For example, in December 2021, there was a fatality at the construction site at the Phase 2 project and certain façade related works were suspended for approximately two weeks. We believe, and require that, our contractors take safety precautions that are consistent with industry practice, but these safety precautions may not be adequate to prevent serious personal injuries or loss of life, damage to property or delays. However, if accidents occur during construction at our property, there may be serious delays, including delays imposed by regulators, liabilities and possible losses which may not be covered by insurance, and our business, prospects and reputation may be materially and adversely affected.

Our contractors may face difficulties in finding sufficient labor at an acceptable cost, which could cause delays and increase construction costs.

The contractors we retain to construct our projects may face difficulties and competition in finding qualified construction labor and managers as more projects commence construction in Macau and as substantial construction activity continues in the PRC as well as due to the imposition of travel restrictions. Immigration and labor regulations as well as travel restrictions in Macau or the PRC may cause our contractors to be unable to recruit sufficient laborers from the PRC to make up for any shortage in available labor in Macau and to help reduce the costs of construction, which could cause delays and increase our construction costs.

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

We currently have various insurance policies providing certain coverage typically required by gaming and hospitality operations in Macau. These insurance policies provide coverage that is subject to policy terms, conditions and limits. Certain of these policies have been obtained by us and certain of these policies have been obtained by Melco Resorts. We cannot assure you that we or, in the case of policies obtained by Melco Resorts, Melco Resorts will be able to renew such insurance coverage on equivalent premium costs, terms, conditions and limits upon their expiration. Certain events, such as typhoons and fires, may increase and have increased our premium costs. The cost of coverage may in the future become so high that insurance policies we deem necessary for the operation of our projects may not be obtainable on commercially practicable terms, or at all, or policy limits may need to be reduced or exclusions from our coverage expanded. Our cyber insurance may not cover all expenses and losses and, accordingly, such breaches or other compromises of our information security or that of its third-party service providers or business partners may have an adverse impact on our operating results and financial condition.

We cannot assure you that any such insurance policies we or Melco Resorts obtained or may obtain will be adequate to protect us from material losses. Certain acts and events, including any pandemic, epidemic of infectious diseases, earthquakes, hurricanes and floods, terrorist acts, or cybersecurity attacks could expose us to significant uninsured losses that may be, or are, uninsurable or too expensive to justify obtaining insurance. As a result, we, or Melco Resorts, may not be successful in obtaining insurance without increases in cost or decreases in coverage levels. In addition, in the event of a substantial loss, the insurance coverage we carry or benefit from may not be sufficient to pay the full market value or replacement cost of our lost investment or in some cases could result in certain losses being totally uninsured. In addition to the damages caused directly by a casualty loss (such as fire or natural disasters), infectious disease outbreaks or terrorist acts, we may suffer a disruption of our business as a result of these events or be subject to claims by third parties who may be injured or harmed. As an example, COVID-19 outbreaks have resulted in many governments around the world, including in Macau, placing quarantines disallowing residents to travel into or outside of the quarantined area, enforcing business closures and other restrictions. While we intend to continue carrying business interruption insurance and general liability insurance, such insurance may not be available on commercially reasonable terms, or at all, and, in any event, may not be adequate to cover any losses that may result from such events.

There is limited available insurance in Macau and insurers in Macau may need to secure reinsurance in order to provide adequate cover for our property and development projects. Our credit agreements, the Gaming Operator’s Concession Contract and certain other material agreements require a certain level of insurance to be maintained, which must be obtained in Macau, unless otherwise authorized by the respective counter-parties. Failure to maintain adequate coverage could be an event of default under our credit agreements or the Gaming Operator’s Concession Contract and may have a material adverse effect on our business, financial condition, results of operations and cash flows.

Studio City Entertainment’s tax exemption from complementary tax on income received from the Gaming Operator under the Studio City Casino Agreement expired in 2021.

Companies in Macau are subject to complementary tax of 12% of taxable income, as defined in relevant tax laws. The Macau government granted to Studio City Entertainment, one of our subsidiaries, a Macau complementary tax exemption until 2021 on profits generated from income received from the Gaming Operator, to the extent that such income results from gaming operations within Studio City Casino and has been subject to gaming taxes. Studio City Entertainment has applied for the extension of the complementary tax exemption for 2022 and for the period from January 1, 2023 through December 31, 2027. However, we cannot assure you that the complementary tax exemption to Studio City Entertainment will be extended beyond its expiration date. If the tax exemption cannot be extended and we are held liable for complementary tax, it may have a material adverse effect on our financial condition.

From time to time, we may be involved in legal and other proceedings arising out of our operations.

We may be involved in disputes with various parties involved in the construction and operation of Studio City, including contractual disputes with contractors, consultants, suppliers, retailers, food and beverage operators and construction workers. See “Item 8. Financial Information — A. Consolidated Statements and Other Financial Information — Legal and Administrative Proceedings.” Regardless of the outcome, these disputes may lead to legal or other proceedings and may result in substantial costs, delays in our schedule and the diversion of resources and management’s attention. In addition, we may be involved in a variety of litigation, regulatory proceedings and investigation arising out of our business, which are inherently unpredictable. Ultimate judgments or settlements for such proceedings could increase our costs and thereby lower our profitability or have a material adverse effect on our liquidity. We cannot assure you that we will be able to obtain the appropriate and sufficient types or levels of insurance for Studio City. We may also have disagreements with regulatory bodies in the course of our operations, which may subject us to administrative proceedings and unfavorable decisions that result in penalties, suspension or restrictions on our operations, and/or delay the opening of our Phase 2 project at Studio City or closure of outlets at Studio City that are currently in operation. In such cases, our business, financial condition, results of operations and cash flows could be materially and adversely affected.

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

The United Nations and a number of countries and jurisdictions, including the PRC, the United States and the EU, have adopted various economic or trade sanction regimes. In particular, economic and trade sanctions have been threatened and/or imposed by the U.S. government on a number of PRC-based technology companies, including ZTE Corporation, Huawei Technologies Co., Ltd., or Huawei, Tencent Holdings Limited, certain of their respective affiliates, and other PRC-based technology companies. These PRC technology conglomerates manufacture and/or develop telecommunications and other equipment, software, mobile Apps and devices that are popular and widely used globally, including by us and by our customers, especially those in mainland China. The United States has also in certain circumstances threatened to impose further sanctions, trade embargoes, and other heightened regulatory requirements on the PRC and PRC-based companies. The U.S. government has brought enforcement actions against ZTE Corporation and Huawei and related persons, as well as companies who engaged in unauthorized transactions with Huawei.

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

Governments, regulatory authorities, investors, customers, employees and other stakeholders are increasingly focusing on environmental, social and governance, or ESG, and sustainability practices and disclosures, and expectations in this area are rapidly evolving and growing. There are also risks associated with the chronic and acute physical effects of climate change (including changes in sea levels, water shortages, droughts, typhoons and other extreme weather phenomena and natural disasters). Inability to maintain reliable energy supplies due to climate change disruptions may also impact our business continuity and an increase in frequency of extreme weather events could leave us vulnerable to increased insurance costs or limit or ability to obtain sufficient coverage. See “— Risks Relating to Conducting Business and Operating in Macau — Macau is susceptible to typhoons and heavy rainstorms that may damage our property and disrupt our operations.”

We are also subject to the changes in related laws and regulation and their compliance could be difficult and costly. The criteria by which our ESG and sustainability practices are assessed may also change due to the evolution of the sustainability landscape, which could result in greater expectations of us and cause us to undertake costly initiatives to satisfy such new criteria. We have potentially high exposure to net zero transition-related policies and carbon prices that could result in energy inflationary pressures. Implicit carbon costs could also affect us where investments are required to meet building efficiency requirements and emissions regulations that are introduced as part of net zero transition plans. In addition, we have exposure to potential commodity price increase pressures on energy intensive goods and construction materials procured as a result of net zero transition-related regulations. If we are unable to satisfy such new criteria, stakeholders may conclude our policies and/or actions with respect to ESG and sustainability matters are inadequate. In addition, we utilize a significant amount of energy and water and produce a substantial amount of waste in our operations and any failure in our efforts to use materials efficiently or reduce waste may not meet the expectations of our stakeholders and our own ESG objectives. Compliance with future climate-related legislation and regulation, and our efforts to achieve emissions reduction targets, could also be difficult and costly. Consumer travel and consumption preferences may also shift due to sustainability related concerns or costs. As a result of the foregoing, we may experience significant increased operating and compliance costs, operating disruptions or limitations, reduced demand, and constraints on our growth, all of which could adversely affect our profits.

Risks Relating to Operating in the Gaming Industry in Macau

The Macau government may terminate the concession under certain circumstances without compensation to the Gaming Operator and may, pursuant to the Gaming Operator’s concession, determine that Studio City Casino may not continue to operate under the Studio City Casino Agreement, which would prevent the operation of Studio City Casino.

Under the Gaming Operator’s concession, the Macau government has the right to unilaterally terminate the concession in the event of non-compliance by the Gaming Operator with its basic obligations under the concession and applicable Macau laws. If such a termination were to occur, the Gaming Operator would be unable to operate gaming in Macau, including at Studio City Casino. Termination events include, among others, endangerment to the national security of the PRC or Macau; the operation of gaming without permission or operation of a business which does not fall within the business scope of the concession; abandonment of approved business or suspension of operations of its gaming business in Macau without reasonable grounds; transfer of all or part of the Gaming Operator’s operation in Macau in violation of the relevant laws and administrative regulations governing the operation of games of fortune or chance and other casino games in Macau and without Macau government approval; failure to pay taxes, premiums, levies or other amounts payable to the Macau government; systematic non-compliance with the Macau Gaming Operations Law’s basic obligations; for reasons of public interest; and for failure to meet probity standards or failure to meet the investment amount and other criteria set in the Concession Contract within the period set by the Macau government. These events could lead to the termination of the Gaming Operator’s concession without compensation and the Gaming Operator would be unable to operate gaming in Macau, which may have a material adverse effect on our financial condition, results of operations and cash flows and could result in defaults under our indebtedness agreements and a partial or complete loss of our investments in Studio City. In many of these instances, the Concession Contract does not provide a specific cure period within which any such events may be cured and, instead, the Gaming Operator would rely on consultations and negotiations with the Macau government to remedy any such violation.

Under the terms of the Studio City Casino Agreement to which Studio City Entertainment, one of our subsidiaries, is a party, the Gaming Operator has agreed to operate Studio City Casino. If, upon termination of the Gaming Operator’s concession, or under the new gaming law, Studio City Entertainment were not able to continue the same arrangements or enter into similar arrangements, Studio City Casino may not be able to continue to operate in the same manner or at all, and the casino and gaming equipment operated by the Gaming Operator under its concession will revert or be transferred to the Macau government without compensation.

Under the Gaming Operator’s concession, the Macau government is allowed to request various changes in its investment plans and to make various other decisions and determinations. The law amending the gaming law also grants the Macau government authority to require for changes and specifications to be made to properties operated by concessionaires, including the Gaming Operator. In addition, the Chief Executive of Macau has the right to require an increase of the Gaming Operator’s share capital or that the Gaming Operator provides certain deposits or other guarantees of performance with respect to its obligations in any amount determined by the Macau government to be necessary. The Gaming Operator also needs to first obtain the approval of the Macau governmental authorities before raising certain financing and must notify the Macau government before taking certain financial decisions. The Gaming Operator’s ability to incur indebtedness or raise equity may be further restricted by its existing and any future financings. As a result, we cannot assure you that the Gaming Operator will be able to comply with these requirements or any other requirements of the Macau government or with the other requirements and obligations imposed by the concession or the law amending the gaming law or other related regulations.

The Concession Contract also contains various covenants and other obligations as to which the determination of compliance is subjective, and any failure to comply with any such covenant or obligation could result in the termination of the concession. For example, requirements of compliance with general and special duties of cooperation and special duties of information may be subjective, and we cannot assure you that the Gaming Operator will always be able to operate gaming activities in a manner satisfactory to the Macau government. The law amending the Macau gaming law also contemplates various covenants and obligations the determination of which is discretionary or subjective. Accordingly, we will be impacted by the Gaming Operator’s continuing communications and good faith negotiations with the Macau government to ensure that the Gaming Operator is performing its obligations under the concession and applicable law in a manner that would avoid any violations.

Furthermore, pursuant to the Concession Contract, the Gaming Operator is obligated to comply not only with the terms of that agreement, but also with laws, regulations, rulings and orders that the Macau government might issue or enact in the future. We cannot assure you that it will be able to comply with all such laws, regulations, rulings or orders or that any such laws, regulations, rulings or orders would not adversely affect its ability to operate the Studio City Casino. If any disagreement arises between the Gaming Operator and the Macau government regarding the interpretation of, or its compliance with, a provision of the Concession Contract or then applicable law, we will be relying on its consultation and negotiation process with the Macau government as described above. During any such consultation, however, the Gaming Operator will be obligated to comply with the terms of the Concession Contract or law, as interpreted by the Macau government.

Upon the expiration or termination of the Gaming Operator’s concession by the Macau government, the Studio City Casino’s gaming area and equipment will revert or be transferred to the Macau government without compensation to the Gaming Operator.

Studio City Casino faces intense competition in the gaming industry of Macau and elsewhere in Asia, and it may not be able to compete successfully.

The gaming industry in Macau and elsewhere in Asia is highly competitive. Our competitors include many of the largest gaming, hospitality, leisure and resort companies in the world. Some of these current and future competitors are larger than us and may have more diversified resources, better brand recognition and greater access to capital to support their developments and operations in Macau and elsewhere. In particular, in recent years, competitors have opened new properties, expanded operations and/or announced their intention for further expansion and developments in Cotai, where Studio City is located. For example, Galaxy Casino, S.A., or Galaxy, completed phase 3 of the Galaxy Macau Resort, which is expected to be progressively opened in the second quarter of 2023, while phase 4 is currently under development. MGM Cotai opened in February 2018. In addition, Sociedade de Jogos de Macau, S.A., or SJM, opened Grand Lisboa Palace in July 2021 and is expected to open two additional hotels in 2023, while Sands Cotai Central in Cotai has been rebranded and redeveloped into The Londoner Macau, which opened in February 2021.

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

While the Gaming Operator does not currently have gaming promoters arrangements at the Studio City Casino following their cessation in December 2021, if the Gaming Operator decides to enter into new arrangements with gaming promoters in the future, such arrangements and related activities will be subject to the requirements under the applicable laws and regulations. In September 2009, the Macau government set a cap on commission payments to gaming promoters of 1.25% of net rolling. This policy may limit the Gaming Operator’s ability to develop successful relationships with gaming promoters from time to time in the future and attract VIP rolling chip players, which in turn may adversely affect the financial performance of the VIP rolling chip operations at Studio City Casino. On June 22, 2022, Law no. 7/2022, which amends Law no. 16/2001, or the Macau Gaming Operations Law, was published and on December 19, 2022, Law no. 16/2022, the new Gaming Activities Law, which replaces Administrative Regulation no. 6/2022, or the Gaming Promoter Regulation was published. These laws set additional requirements applicable to the Studio City Casino. Any failure to comply with these regulations, as they may be applicable, may result in the imposition of liabilities, fines and other penalties and may materially and adversely affect the Gaming Operator’s concession or the operation of the Studio City Casino. See “Item 4. Information on the Company — B. Business Overview — Regulations — Gaming Activities Regulations.”

In addition, the Macau government imposed regulations and restrictions that affect the minimum age required for entrance into casinos in Macau, entry into casinos by off-duty gaming-related employees, location requirements for sites with gaming machine lounges, data privacy and other matters. Any such legislation, regulation or restriction which is being or may in the future be imposed by the Macau government may have a material adverse impact on our operations, business and financial performance. Furthermore, our inability to address any of these requirements or restrictions imposed by the Macau government could adversely affect our reputation and result in criminal or administrative penalties, in addition to any civil liability and other expenses. See “Item 4. Information on the Company — B. Business Overview — Regulations — Gaming Operation Regulations.”

Also, smoking on the premises of casinos is only permitted in authorized segregated smoking lounges with no gaming activities, and such segregated smoking lounges are required to meet certain standards determined by the Macau government. Studio City Casino currently has a number of segregated smoking lounges. We cannot assure you that the Macau government will not enact more stringent smoking control legislation. Such limitations imposed on smoking have and may deter potential gaming patrons who are smokers from visiting casinos in Macau, which could adversely affect our business, results of operations and financial condition. See “Item 4. Information on the Company — B. Business Overview — Regulations — Smoking Regulations.”

Under the amended gaming law, the Macau government has set a cap on gaming tables and gaming machines that may be operated in Macau at 6,000 gaming tables and 12,000 gaming machines. In addition, gaming tables and gaming machines previously allocated to a concessionaire may also be revoked if the minimum average annual gross gaming revenue of MOP7 million (equivalent to approximately US$870,233) for gaming tables and MOP300,000 (equivalent to approximately US$37,296) for gaming machines are not met for two consecutive years or the tables or gaming machines are not fully utilized without reason within a certain period.

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

Our activities in Macau are subject to administrative review and approval by various departments of the Macau government. For example, our business activities and Studio City Casino are subject to the administrative review and approval by the DICJ, Macau health department, Macau labor bureau, Macau construction works bureau, Macau fire department, Macau finance department and Macau government tourism office. We cannot assure you that we or the Gaming Operator will be able to obtain or maintain all necessary approvals, which may materially affect our business, financial condition, results of operations, cash flows and prospects. Macau law permits redress to the courts with respect to administrative actions. However, such redress is largely untested in relation to gaming regulatory issues.

Studio City Casino is subject to operational risks commonly faced by other gaming facilities in Macau.

Studio City Casino faces operational risks commonly experienced in the gaming industry in Macau. Such risks include, but are not limited to, the following:

•

Inability to Collect Gaming Receivables from Credit Customers. The Gaming Operator may grant gaming credit directly to certain customers at Studio City Casino, which will often be unsecured. The Gaming Operator may not be able to collect all of its gaming receivables from, or fully realize the value of collateral posted by, its credit customers at Studio City Casino, and we expect that the Gaming Operator will be able to enforce its gaming receivables only in a limited number of jurisdictions, including Macau and under certain circumstances, Hong Kong. The Gaming Operator’s inability to collect gaming receivables from credit customers may in turn affect our financial performance.

•

Limited Availability of Credit to Gaming Patrons. The Gaming Operator conducts its table gaming activities at Studio City Casino partially on a credit basis. The Gaming Operator may extend credit to certain of its patrons and, if any are engaged to provide services to Studio City Casino, gaming promoters. Any general economic downturn and turmoil in the financial markets may result in broad limitations on the availability of credit from credit sources as well as lengthening the recovery cycle of extended credit. In particular, due to credit conditions in the PRC and the tightening of cross-border fund transfers by the PRC government to control capital outflows in recent years, the number of visitors to Macau from the PRC, as well as the amounts they are willing to spend in casinos, may decrease, which could have a material adverse effect on our business, financial condition and results of operations.

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

Pursuant to the terms of Macau Law No. 16/2001, or the Macau Gaming Operations Law, as amended, the maximum number of gaming concessions is six. Concessionaires are prohibited from entering into a subconcession agreement. Notwithstanding, the policies and laws of the Macau government may change and could result in the grant of additional concessions or subconcessions, which could significantly increase competition in Macau and also cause Studio City Casino to lose or be unable to maintain or gain market share and, as a result, adversely affect our business.

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

The Gaming Operator also deals with significant amounts of cash in Studio City Casino’s operations and is subject to various reporting and anti-money laundering regulations as well as audits and inspections by regulators. Any incidents of money laundering, accusations of money laundering or regulatory investigations into possible money laundering activities involving Studio City Casino, its staff, gaming promoters, if any, or customers or others with whom it is associated could have a material adverse impact on our reputation, business, cash flow, financial condition, prospects and results of operations. Any serious incident of, or repeated violation of, laws related to money laundering or any regulatory investigation into money laundering activities may cause a revocation or suspension of the concession held by the Gaming Operator. For more information regarding anti-money laundering regulations in Macau, see “Item 4. Information on the Company — B. Business Overview — Regulations — Anti-Money Laundering and Terrorism Financing Regulations.”

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

•

Our Board Members and Executive Officers May Have Conflicts of Interest. Certain of our directors are also the directors and/or executive officers of Melco Resorts, our property general manager serves on Melco Resorts’ executive committee and our chief financial officer is an executive officer of Melco Resorts. In addition, our senior management team (including staff of Melco Resorts designated to Studio City under the Management and Shared Services Arrangements) also has reporting obligations to Melco Resorts. Certain of our directors have also been appointed by New Cotai. These relationships could create, or appear to create, conflicts of interest when these persons are faced with decisions with potentially different implications for Melco Resorts or New Cotai, as the case may be, and us. See “— Risks Relating to Our Business — We rely on services provided by subsidiaries of Melco Resorts, including hiring and training of personnel for Studio City” and “— Risks Relating to Our Relationship with Melco Resorts — Certain of our directors and executive officers hold a substantial amount of share options, restricted shares and ordinary shares of Melco Resorts, which could create an appearance of potential conflicts of interests.” While we have appointed independent directors to our board of directors, and our audit and risk committee consists solely of independent directors, due to the nature of their role as independent directors, such directors may not have access to the same information, resources and support as directors who are also directors and/or executive officers of Melco Resorts, which may hinder their ability to eliminate all conflicts of interest presented by our relationships with Melco Resorts.

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

Certain of our directors and executive officers hold a substantial amount of share options, restricted shares and ordinary shares of Melco Resorts, and the value of such share options and restricted shares are related to the value of the ordinary shares of Melco Resorts. In addition, our directors and executive officers are eligible to participate in the share incentive plan of Melco Resorts. See “Item 6. Directors, Senior Management and Employees — B. Compensation of Directors and Executive Officers — Share Incentive Plan.” The direct and indirect interests of our directors and executive officers in the ordinary shares of Melco Resorts and the presence of certain directors and executive officers of Melco Resorts on our board of directors or senior executive team could create, or appear to create, conflicts of interest with respect to matters involving both Melco Resorts and us that could have different implications for Melco Resorts and us. For example, potential conflicts of interest could arise in connection with the resolution of any dispute between Melco Resorts and us, or the affiliates of Melco Resorts and us, regarding the terms of the arrangements we have with Melco Resorts or its affiliates. These arrangements include the Studio City Casino Agreement, the Management and Shared Services Arrangements and any commercial agreements between Melco Resorts and us, or the affiliates of Melco Resorts and us. Potential conflicts of interest may also arise out of any commercial arrangements that Melco Resorts and us may enter into in the future. Similar potential conflicts may also arise related to the pursuit of certain opportunities, including growth opportunities in Macau or elsewhere.

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

All of our operations are in Macau. Accordingly, our results of operations and financial condition may be materially adversely affected by significant political, social and economic developments in Macau and the

PRC. A slowdown in economic growth in the PRC could adversely impact the number of visitors from the PRC to Studio City as well as the amount they are willing to spend in our hotel, restaurants and other facilities as well as at Studio City Casino, which could have a material adverse effect on our results of the operations and financial condition. Various factors have recently negatively impacted economic growth in the PRC, including the government’s efforts to cool the PRC’s housing market and disruptions caused by COVID-19, leading to reduced consumer discretionary budget and ultimately affecting their spending on travel and leisure. Moreover, the PRC’s common prosperity drive which started in 2021 aims to narrow the nation’s wealth gap by reducing wealth inequality. Any changes in the income tax rate or government policy which discourages conspicuous consumption may affect the spending patterns of our patrons. All of these measures as well as a number of measures taken by the PRC government in recent years to control the rate of economic growth, including those designed to tighten credit and liquidity, may have contributed to a slowdown of the PRC’s economy. According to preliminary estimates from the National Bureau of Statistics of China, the PRC’s GDP growth rate was 3.0% in 2022, which was lower than the 8.4% in 2021. Any slowdown in the PRC’s future growth may have an adverse impact on financial markets, currency exchange rates and other economies, as well as the spending of visitors in Macau and Studio City. There is no guarantee that economic downturns, whether actual or perceived, any further decrease in economic growth rates or an otherwise uncertain economic outlook in the PRC will not occur or persist in the future, that they will not be protracted or that governments will respond adequately to control and reverse such conditions, any of which could materially and adversely affect our business, financial condition and results of operations.

In addition, the global macroeconomic environment is facing significant challenges, including disruptions to global economic conditions as a result of the responses to the global COVID-19 outbreaks, and dampened business sentiment and outlook. These events have also caused significant declines as well as volatility in global equity and debt capital markets, further elevating the risk of an extended global economic downturn or even a global recession that could in turn trigger a severe contraction of liquidity in the global credit markets. Even prior to these events, the global economy was facing the end of quantitative easing by the U.S. Federal Reserve, the continuation of international trade conflicts, including the trade disputes between the United States and China and the potential further escalation of trade tariffs and related retaliatory measures between these two countries and globally. Even though it recently eased its “zero Covid” policy, the PRC government may re-impose lockdown or travel restriction measures in response to COVID-19 outbreaks or the outbreak of another contagious disease. Such measures, if re-imposed, may significantly affect visitations to our property and have a material adverse effect on our results of operations.

Tensions between the United States and China have continued to escalate since 2020 in connection with ongoing trade disputes as well as other political factors, including COVID-19 outbreaks and the status of Hong Kong. Continued rising political tensions globally could reduce levels of trade, investment, technological exchanges and other economic activities between these two major economies, which would have a material adverse effect on global economic conditions and the stability of global financial markets. The introduction of the National Security Law for Hong Kong and the U.S. Department of State’s statements in reaction to it have resulted in a further deterioration in the Sino-U.S. bilateral relationship, which could negatively affect the Chinese economy and its demand for gaming and leisure activities.

Rising inflation rates globally and in places where we operate may not only weaken discretionary spending of our customers but also increase our operating costs due to possible hikes in salary payments for our staff or key expenditures in our business. Interest rate hikes from one or more central banks across the world to address inflation or other macroeconomic factors would increase the cost of credit throughout global economies, impacting cashflows for both businesses and consumers as they spend more on interest payments which, in turn, reduces the amount available for capital investments and for discretionary consumption. The sell-off in Chinese property bonds has also negatively impacted the market for high yield bonds of issuers in other sectors connected with the PRC, including those issued by Macau gaming operators and associated entities. Other factors affecting discretionary consumer spending, including amounts of disposable consumer income, fears of recession, lack of consumer confidence in the economy, change in consumer preferences, high energy, fuel and other commodity costs and increased cost of travel may negatively impact our business. An extended period of reduced discretionary spending and/or disruptions or declines in airline travel have had and could materially adversely affect our business, results of operations and financial condition.

Considerable uncertainty remains over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and the PRC. There have been concerns over conflicts, unrest and terrorist threats in the Ukraine, Middle East, Europe and Africa, including the continuing military conflict between Russia and Ukraine has led to sanctions and export controls being imposed by the United States, the European Union, the United Kingdom and other countries targeting Russia, its financial system and major financial institutions and certain Russian entities and persons. Such sanctions and measures have had and may continue to have a negative impact on our business and our ability to accept certain customers. The conflict has also caused volatility in global financial markets as well as rising prices in oil, gas and other commodities. In addition, concerns over conflicts involving the United States and Iran and potential conflicts involving the Korean peninsula persist. Any severe or prolonged slowdown in the global economy or increase in international trade or political conflicts may materially and adversely affect our business, results of operations and financial condition. In addition, continued turbulence in the international markets may adversely affect our ability to access capital markets to meet liquidity needs.

Studio City Casino’s operations could be adversely affected by foreign exchange restrictions on the Renminbi.

Gaming operators in Macau are currently prohibited from accepting wagers in Renminbi, the currency of the PRC. There are currently restrictions on the export of the Renminbi outside of the PRC, including to Macau. For example, a PRC citizen traveling abroad is only allowed to take a total of RMB20,000 (US$2,889) plus the equivalent of up to US$5,000 out of the PRC. Moreover, an annual limit of RMB100,000 (US$14,443) on the aggregate amount that can be withdrawn overseas from PRC bank accounts was set by the PRC government, with effect on January 1, 2018. In addition, the PRC government’s ongoing anti-corruption campaign has led to tighter monetary transfer regulations, including real-time monitoring of certain financial channels, reducing the amount that PRC-issued ATM cardholders can withdraw in each withdrawal, imposing a limit on the annual aggregate amount that may be withdrawn and the launch of facial recognition and identity card checks with respect to certain ATM users, which could disrupt the amount of money visitors can bring from mainland China to Macau. Furthermore, the Macau government has launched identity card checks with respect to certain ATM users and recommended banks perform adequate due diligence and monitoring of merchants with respect to usage of point-of-sales machines, such as cash registers where a customer is charged for goods or services purchased. These measures may limit liquidity availability and curb capital outflows. In addition, all individuals entering Macau with an amount in cash or negotiable instrument to the bearer equal to or higher than the amount of MOP120,000 (US$14,918) as determined by the Chief Executive of Macau are required to declare such amount to the customs authorities. For further details, please refer to “Item 4. Information on the Company — B. Business Overview — Regulations — Control of Cross-border Transportation of Cash Regulations.” The adoption of digital currency by the Chinese government may also cause more restrictions on the export of the Renminbi out of the PRC, which may impede the flow of customers from the PRC to Macau, inhibit the growth of gaming in Macau and negatively impact the operation of Studio City Casino.

Policies, campaigns and measures adopted by the PRC and/or Macau governments from time to time could materially and adversely affect our operations.

Our operating results may be adversely affected by:

•	tightening of travel restrictions to Macau or from the PRC, including due to the outbreak of infectious diseases, such as COVID-19 outbreaks;

•	austerity measures which may be imposed by the PRC government;

•	changes in government policies, laws and regulations, or in the interpretation or enforcement of these policies, laws and regulations;

•	changes in cross-border fund transfer and/or foreign exchange regulations or policies effected by the PRC and/or Macau governments;

•	measures taken by the PRC government to deter marketing of gaming activities to mainland Chinese residents by offshore casinos;

•	measures that may be introduced to control inflation, such as interest rate increases or bank account withdrawal controls; and

•	changes in the rate or method of taxation by the Macau government.

A significant number of the customers of Studio City Casino come from, and are expected to continue to come from, the PRC. Any travel restrictions imposed by the PRC, such as the travel restrictions imposed due to COVID-19 outbreaks, could negatively affect the number of patrons visiting Studio City from the PRC. Since mid-2003, under the Individual Visit Scheme, or IVS, PRC citizens from certain cities have been able to travel to Macau individually instead of as part of a tour group. In mid-2008 through 2010, the PRC government adjusted its visa policy and limited the number of visits PRC citizens may make to Macau in a given time period. The PRC also banned “zero fare tours,” popular among visitors to Macau from the PRC, whereby travelers avail the services of tour guides at minimal or no cost if they agree to shop in designated areas in exchange. Further, in 2014, the PRC government and the Macau government tightened visa transit policies for mainland China residents. Starting on July 1, 2014, the Macau government has tightened transit visa rule implementation, limiting such travelers to a five-day stay, with documented proof that they were going to a third destination. From July 2015, Macau eased the restrictions and again allowed mainland Chinese passport holders who transit via the city to stay for up to seven days. While the PRC government has restricted and then loosened IVS travel frequently, it has recently indicated its intention to maintain tourism development by opening the IVS to more PRC cities to visit Macau. In March 2016, for instance, the Ministry of Public Security of China announced a new practice to make it easier for some mainland Chinese citizens to apply for the IVS visa. It is unclear whether these and other measures will continue to be in effect or become more restrictive in the future. For instance, as a result of the COVID-19 outbreak, the PRC government suspended the issuance of group and individual travel visas from the PRC to Macau. The IVS program was resumed by the PRC government on September 23, 2020, with e-Visa applications being accepted from November 1, 2022. A decrease in the number of visitors from the PRC could adversely affect Studio City’s results of operations.

In addition, certain policies and campaigns implemented by the PRC government may lead to a decline in the number of patrons visiting Studio City and the amount of spending by such patrons. The strength and profitability of our business depends on consumer demand for integrated resorts in general and for the type of luxury amenities that a gaming operator offers. Initiatives and campaigns undertaken by the PRC government in recent years have resulted in an overall dampening effect on the behavior of PRC consumers and a decrease in their spending, particularly in luxury good sales and other discretionary spending. For example, the PRC government’s ongoing anti-corruption campaign has had an overall dampening effect on the behavior of PRC consumers and their spending patterns both domestically and abroad. In addition, the number of patrons visiting Studio City may be affected by the PRC government’s focus on deterring marketing of gaming to mainland Chinese citizens by casinos and its initiatives to tighten monetary transfer regulations, increase monitoring of various transactions, including bank or credit card transactions, reduce the amount that PRC-issued ATM cardholders can withdraw in each withdrawal and impose a limit on the annual aggregate amount that may be withdrawn. For example, certain staff of a foreign casino were convicted in the PRC in connection with gaming-related promotional activities in the PRC which created regulatory uncertainty on marketing activities in the PRC. More recently, amendments to the PRC’s criminal laws, which provide that anyone that organizes trips for PRC citizens for the purpose of gambling outside of mainland China, including Macau, may be deemed to have conducted a criminal act, came into effect on March 1, 2021. Furthermore, in November 2021, the Court of Final Appeal in Macau issued a final unappealable decision that a gaming operator is jointly liable with a gaming promoter for the refund of funds deposited with such gaming promoter and the Macau authorities arrested executives from a gaming promoter for alleged illegal overseas gaming related activities. In January 2022, the Macau authorities also arrested an executive from another gaming promoter and certain related individuals and certain of these individuals were sentenced to jail terms in addition to the payment of monetary compensation to the Macau government in January 2023. The PRC government has also developed its digital currency and has performed certain test trials in its application within mainland China. If a digital currency is adopted by the Macau government for gaming operations in Macau, there could be a material and adverse impact on Studio City Casino’s VIP rolling chip operations if limitations on transactions per player are also introduced in conjunction with the adoption of the digital currency. A wide interpretation, application or enforcement of these laws and regulations by the PRC governmental authorities could have a material and adverse effect on our business and prospects, financial condition and results of operations.

Our operations in Macau are also exposed to the risk of changes in laws and policies that govern operations of Macau-based companies. Tax laws and regulations may also be subject to amendments or different interpretations and implementation, thereby adversely affecting our profitability after tax. For example, the newly amended Macau gaming law requires the payment of a special premium if gross gaming revenue falls below the gross gaming revenue threshold set by the Macau government. As Studio City Entertainment is expected to fund such premium for the operation of Studio City Casino, increased premium could have a material adverse effect on the results of our operations and financial condition. Significantly increased regulatory scrutiny of gaming promoters in Macau has resulted, and may continue to result, in the cessation of business of many gaming promoters. In December 2021, the Gaming Operator terminated the arrangements with gaming promoters in Macau, including at Studio City Casino.

Changes in law, regulations and policies in the PRC and uncertainties in the legal systems in the PRC may expose us to risks. In addition, rules and regulations in the PRC can change quickly with little advance notice.

We are based in and have all of our operations in Hong Kong and Macau. In addition, as a significant number of our customers come from, and are expected to continue to come from, the PRC, our results of operations and financial condition may be materially and adversely affected by significant regulatory developments not only in Macau but also in the PRC. Gaming related activities in the PRC, including marketing activities, are strictly regulated by the PRC government and subject to various PRC laws and regulations. The PRC legal system continues to rapidly evolve and the interpretations of many laws, regulations and rules are not always uniform. Rules and regulations in the PRC can change quickly with little advance notice. In addition, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all. As a result, we may not be aware of all policies and rules imposed by the PRC authorities which may affect or relate to our business and operations. There is also no assurance that our interpretation of the laws and regulations that affect our activities in the PRC is or will be consistent with the interpretation and application by the PRC governmental authorities. These uncertainties may impede our ability to assess our legal rights or risks relating to our business and activities. Any changes in the laws and regulations, or in the interpretation or enforcement of these laws and regulations, which affect gaming-related activities in the PRC could require additional expenditures and efforts on our part to ensure our compliance with such regulations or interpretations and have a material and adverse effect on our business and prospects, financial condition and results of operations. We may incur penalties for any failure to comply with PRC laws and regulations.

In addition, PRC administrative and court authorities have significant discretion in interpreting and implementing statutory terms. Such discretion of the PRC administrative and court authorities increases the uncertainties in the PRC legal system and makes it difficult to evaluate the likely outcome of any administrative and court proceedings in the PRC and the level of legal protection we enjoy than in other legal systems. Any litigation or proceedings in the PRC may be protracted and result in substantial costs and diversion of our resources and management attention. Any such litigation or proceedings could have a material adverse effect on our business, reputation, financial condition and results of operations.

The PRC government may influence our operations in Macau or elsewhere or intervene in our offerings conducted overseas or foreign investments in us. Its oversight and discretion over our business could result in material adverse changes in our operations and the value of our ordinary shares and ADSs.

The Chinese government has exercised and continues to exercise substantial control over virtually every sector of the Chinese economy through regulation and state ownership. The PRC may also intervene or influence our operations in Macau or elsewhere at any time as the PRC government deems appropriate to further regulatory, political and societal goals, or may exert more control over offerings conducted overseas and/or foreign investment in PRC-based issuers, which could result in a material change in our operations and/or the value of our ordinary shares. Additionally, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, any such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or be worthless. See also “— Risks Relating to Our Business — Failure to protect the integrity and security of company staff, supplier and customer information and comply with cybersecurity, data privacy, data protection or any other laws and regulations related to data may materially and adversely affect our business, financial condition and results of operations, and/or result in damage to reputation and/or subject us to fines, penalties, lawsuits, restrictions on our use or transfer of data and other risks” for discussions relating to the PRC Data Security Law.

If (i) we inadvertently conclude that certain regulatory permissions and approvals are not required or (ii) applicable laws, regulations, or interpretations change in a way that requires us to complete such filings or obtain such approvals in the future, and (iii) we are required to obtain such permissions or approvals in the future, but fail to receive or maintain such permissions or approvals, we may face sanctions by the CSRC, the CAC or other PRC regulatory agencies. These regulatory agencies may impose fines and penalties on us, limit our operations, limit our ability to pay dividends outside of China, limit our ability to list on stock exchanges outside of China or offer our securities to foreign investors or take other actions that could have a material adverse effect on our business, financial condition, results of operations and prospects, as well as the trading price of our securities.

Terrorism, violent criminal acts, the uncertainty of war, widespread health epidemics or pandemics, political developments and other factors affecting discretionary consumer spending and leisure travel may reduce visitation to Macau and harm our operating results.

The strength and profitability of our business will depend on consumer demand for integrated resorts and leisure travel in general. Terrorist and violent criminal activities in Europe, the United States, Southeast Asia and elsewhere, military conflicts between Russia and Ukraine, military conflicts in the Middle East, social events and natural disasters such as typhoons, tsunamis and earthquakes, and outbreaks of widespread health epidemics or pandemics, including COVID-19 outbreaks, among other things, have negatively affected travel and leisure expenditures. Terrorism, other criminal acts of violence or social events and widespread health epidemics or pandemics could have a negative impact on international travel and leisure expenditures, including lodging, gaming and tourism. We cannot predict the extent to which such acts may affect us, directly or indirectly, in the future. See also “— Risks Relating to Our Business — COVID-19 outbreaks have had an adverse effect on our operations, which has had a significant negative effect over the past three years and may continue to materially impact our business, prospects, financial condition and results of operations,” “— Risks Relating to Conducting Business and Operating in Macau — An outbreak of widespread health epidemics or pandemics, contagious disease or other outbreaks may have an adverse effect on the economies of affected countries or regions and may have a material adverse effect on our business, financial condition and results of operations” and “— Risks relating to Our Business — Economic or trade sanctions and a heightened trend towards trade and technology “de-coupling” could negatively affect the relationships and collaborations with our suppliers, service providers, technology partners and other business partners, which could materially and adversely affect our competitiveness and business operations.”

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

Our operations could be, and in certain cases, such as COVID-19 outbreaks, have been adversely affected by the outbreak of widespread health epidemics or pandemics, such as swine flu, avian influenza, severe acute respiratory syndrome (SARS), Middle East respiratory syndrome (MERS), Zika and Ebola. The occurrence of such health epidemics or pandemics, prolonged outbreak of an epidemic illness or other adverse public health developments in the PRC or elsewhere in the world could materially disrupt our business and operations. Such events could significantly impact our industry and cause severe travel restrictions between the PRC and Macau as well as temporary or prolonged closures of the facilities we use for our operations and disruptions to public transportation, which could severely disrupt our operations and have a material adverse effect on our business, financial condition and results of operations. Such events may also indirectly and materially adversely impact our operations by negatively impacting the outlook, growth or business sentiment in the global, regional or local economy. See also “— Risks Relating to Our Business — COVID-19 outbreaks have had an adverse effect on our operations, which has had a significant negative effect over the past three years and may continue to materially impact our business, prospects, financial condition and results of operations.”

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

In addition to the ongoing outbreak of COVID-19, there can be no assurance that an outbreak of swine flu, avian influenza, SARS, MERS, Zika, Ebola or other contagious disease or any measures taken by the governments of affected countries against such potential outbreaks will not seriously interrupt our gaming operations. The perception that an outbreak of any health epidemic or contagious disease may occur may also have an adverse effect on the economic conditions of countries in Asia. In addition, our operations could be disrupted if any of our facilities or employees or others involved in our operations were suspected of having COVID-19, swine flu, avian influenza, SARS, MERS, Zika or Ebola as this could require us to quarantine some or all of such employees or persons or disinfect the facilities used for our operations. Furthermore, any future outbreak may restrict economic activities in affected regions, which could result in reduced business volume and the temporary closure of our facilities or otherwise disrupt our business operations and adversely affect our results of operations. Our revenues and profitability could be materially reduced to the extent that a health epidemic or other outbreak harms the PRC or global economy in general.

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

We are a Cayman Islands holding company and have no material assets other than our equity interest in MSC Cotai. We have also undertaken that we will not own equity interests in any other entity other than MSC Cotai and that we will contribute to MSC Cotai all net proceeds received by us from sales of equity securities and sales of assets. Please see “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions — Pre-IPO Organizational Transactions.” Because we will have no independent means of generating revenue, our ability to pay dividends, if any, and cover our corporate and other expenses is dependent on the ability of MSC Cotai to generate revenue to pay such dividends and expenses. This ability, in turn, may depend on the ability of MSC Cotai’s subsidiaries to make distributions to it. The ability of MSC Cotai and its subsidiaries to make such distributions will be subject to, among other things, (i) the applicable laws and regulations of the relevant jurisdictions that may limit the amount of funds available for distribution, (ii) restrictions in the Participation Agreement or relevant debt instruments issued by MSC Cotai or its subsidiaries in which it directly or indirectly holds an equity interest and (iii) the availability of funds to distribute. For example, if COVID-19 outbreaks continue to disrupt our operations or escalates, it may have a material adverse effect on the availability of funds for MSC Cotai and its subsidiaries to distribute. To the extent that we need funds and MSC Cotai or its subsidiaries are restricted from making such distributions or payments under applicable law or regulation or under the terms of any financing arrangements, or are otherwise unable to provide such funds, our liquidity and financial condition could be materially and adversely affected. In addition, we are not a Chinese operating company and investors may never directly hold equity interests in our operating subsidiaries. This organizational structure involves unique risks to investors, including the possibility of Chinese or Macau regulatory authorities disallowing our organizational structure, which would likely result in a material change in our operations and/or value of our ADSs making them significantly decline or worthless.

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

We cannot assure you that we can or will continually adhere to all of the continued listing requirements of the New York Stock Exchange, including those required to maintain our listing on the New York Stock Exchange, or that the New York Stock Exchange will not take any other action in the course of monitoring our compliance with the continued listing requirements of the New York Stock Exchange. If we are delisted from the New York Stock Exchange, our ADSs or ordinary shares may be eligible for trading on an over-the-counter market in the United States. In the event that we are not able to obtain a listing on another U.S. stock exchange or quotation service for our ADSs, it may be extremely difficult for holders of our ADSs and shareholders to sell their ADSs or ordinary shares. Moreover, if our ADSs are delisted from the New York Stock Exchange but listed elsewhere, it will likely be on a market with less liquidity and more price volatility than experienced on the New York Stock Exchange. Holders of our ADSs and our shareholders may not be able to sell their ADSs or ordinary shares on any such substitute market in the quantities, at the times or at the prices that could potentially be available on a more liquid trading market. In addition, following a delisting from the New York Stock Exchange, as direct or indirect holders of 5% or more of our shares are subject to suitability and financial capacity reviews by the DICJ, any direct or indirect sales of our ADSs or ordinary shares representing 5% or more of our outstanding share capital may require prior approval by the Macau government. See “Item 4. Information on the Company — B. Business Overview — Regulations — Gaming Operation Regulations” and “Item 4. Information on the Company — B. Business Overview — The Gaming Operator’s Concession.” As a result of these factors, if our ADSs are delisted from the New York Stock Exchange, the price and liquidity of our ADSs and ordinary shares may be materially and adversely affected.

The trading price of our ADSs has been volatile since our ADSs began trading on The New York Stock Exchange and may be subject to fluctuations in the future, which could result in substantial losses to investors.

The trading price of our ADSs has been and may continue to be subject to wide fluctuations. Since our listing on October 18, 2018 to March 24, 2023, the trading prices of our ADSs ranged from US$1.52 to US$28.59 per ADS and the closing sale price on March 24, 2023 was US$6.19 per ADS. The trading price of our

ADSs may be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, including the performance and fluctuation of the market prices of other companies with business operations located mainly in Macau or the PRC that have listed their securities in the United States. In addition to market and industry factors, the price and trading volume for our ADSs may be highly volatile for factors specific to our own operations, including the following:

•	limited public float of our ADSs;

•	developments in the Macau market or other Asian gaming markets, including disruptions caused by widespread health epidemics or pandemics, such as COVID-19 outbreaks;

•	uncertainties or delays relating to the opening of our Phase 2 project for Studio City;

•	international political tensions, including between China and the U.S., and policies and/or legislation which may be proposed and/or enacted in relation to such tensions;

•

general economic, political or other factors that may affect Macau, where Studio City is located and/or the macroeconomic environment, including COVID-19 outbreaks or any other global pandemic or crisis;

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

In addition, the securities market has from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. For example, in connection with COVID-19 outbreaks, securities markets across the globe have experienced significant volatility. These market fluctuations may also have a material adverse effect on the market price of our ADSs.

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

As of December 31, 2022, New Cotai owned 31,149,140 ADSs, representing approximately a 14.8% voting and economic interest in our Company, and 72,511,760 Class B ordinary shares, representing approximately a 8.6% voting, non-economic interest in our Company. New Cotai also has a Participation Interest, which entitles New Cotai to receive from MSC Cotai an amount equal to approximately 9.4% of the amount of any distribution, dividend or other consideration paid by MSC Cotai to us, subject to adjustments, exceptions and conditions. Under the Participation Agreement, New Cotai and its permitted transferees will be entitled to exchange its Participation Interest for Class A ordinary shares. We have granted registration rights with respect to the Class A ordinary shares delivered in exchange for Participation Interests. See “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions — Pre-IPO Organizational Transactions” and “— Registration Rights Agreement.”

In addition, certain funds managed by Silver Point Capital, L.P., as of December 31, 2022, beneficially owned 114,020,172 Class A ordinary shares in the form of ADSs, representing 13.5% of our outstanding ordinary shares, while Melco International beneficially owned 463,095,592 Class A ordinary shares, representing 54.9%, of our outstanding ordinary shares. See “Item 7. Major Shareholders and Related Party Transactions — A. Major Shareholders.”

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

We are a company incorporated under the laws of the Cayman Islands and substantially all of our assets are located outside the United States. All of our current operations are conducted in Macau. Due to the lack of reciprocity and treaties between the United States and some of these foreign jurisdictions, together with cost and time constraints, it may be difficult or impossible for you to bring an action against us in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. In particular, while none of our directors or officers spend a significant amount of time physically located in mainland China, all of our directors and officers, other than Ms. Mielle and Messrs. Sullivan, Dean, Reganato and Black, spend a significant amount of time physically located in Hong Kong and/or Macau, and it will be more difficult to enforce liabilities and enforce judgments on those individuals.

It may also be difficult for you to enforce in the Cayman Islands, Macau, Hong Kong and Singapore courts judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors. For instance, judgments of United States courts may not be directly enforced in Hong Kong. There are currently no treaties or other arrangements providing for reciprocal enforcement of foreign judgments between Hong Kong and the United States. However, the common law permits an action to be brought upon a foreign judgment. Similarly, the judgment of United States courts may not be directly enforced in Macau. There are currently no treaties or other arrangements providing for reciprocal enforcement of foreign judgments between Macau and the United States. However, Macau’s civil procedure law permits an action to be brought to the Macau Second Instance Court for the recognition of a judgment obtained in a foreign jurisdiction. However, a separate legal action for enforcement of the foreign judgment must be commenced in Macau in order to recover a debt from the judgment debtor, in case the debtor does not make voluntary payment of its debt upon recognition of the foreign judgment by the Courts in Macau.

In addition, there is uncertainty as to whether the courts of the Cayman Islands, Macau, Hong Kong and Singapore would recognize or enforce judgments of U.S. courts against us or such individuals predicated upon the civil liability provisions of the securities laws of the United States or any state. It is also uncertain whether such Cayman Islands, Macau, Hong Kong and Singapore courts would be competent to hear original actions brought in the Cayman Islands, Macau, Hong Kong or Singapore against us or such individuals predicated upon the securities laws of the United States or any state.

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

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Act (as amended) of the Cayman Islands, or Companies Act, and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands (except for those decisions handed down from the Judicial Committee of the Privy Council to the extent that these have been appealed from the Cayman Islands courts). The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

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

A non-United States corporation will be a passive foreign investment company, or PFIC, for United States federal income tax purposes for any taxable year if either (i) at least 75% of its gross income for such taxable year is passive income or (ii) at least 50% of the value of its assets (based on an average of the quarterly values) during such year is attributable to assets that produce or are held for the production of passive income. Based on the value of our assets and the composition of our income and assets, we do not believe we were a PFIC for United States federal income tax purposes for our taxable year ended December 31, 2022. However, the determination of whether or not we are a PFIC according to the PFIC rules is made on an annual basis and will depend on the composition of our income and assets and the value of our assets from time to time. Therefore, changes in the composition of our income or assets or the value of our assets may cause us to become a PFIC. The determination of the value of our assets (including goodwill not reflected on our balance sheet) may be based, in part, on the quarterly market value of our ADSs, which is subject to change and may be volatile.

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

On May 4, 2022, we were identified as a Commission-Identified Issuer under the Holding Foreign Companies Accountable Act (“HFCAA”) and the rules promulgated thereunder because our auditor at that time was Ernst & Young, located in Hong Kong, which was a PCAOB-Identified Firm as of May 4, 2022. On August 16, 2022, we changed our auditor from Ernst & Young, located in Hong Kong, to Ernst & Young LLP, located in Singapore, which is not a PCAOB-Identified Firm. In December 2022, the PCAOB announced that it secured complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong. As a result, until such time as the PCAOB issues any new determination, we do not believe we are at risk of being a Commission-Identified Issuer for a second consecutive year and are no longer at risk of having our securities subject to a trading prohibition under the HFCAA.

Our principal executive offices are located at 71 Robinson Road, #04-03, Singapore 068895 and 38th Floor, The Centrium, 60 Wyndham Street, Central, Hong Kong. Our telephone number is 852-2598-3600 and our fax number is 852-2537-3618. Our website is www.studiocity-macau.com. The information contained on our website is not part of this annual report on Form 20-F.

The SEC maintains an internet site (http://www.sec.gov) that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC.

B. BUSINESS OVERVIEW

Overview

Studio City is a world-class integrated resort located in Cotai, Macau and its principal operating activities are the provision of services pursuant to a casino contract and the hospitality business in Macau. The gaming operations of Studio City Casino are focused on the mass market and target all ranges of mass market patrons. The mass market focus of the Studio City Casino is currently complemented with VIP rolling chip operations. The Gaming Operator currently has 250 gaming tables, including 15 tables for VIP rolling chip operations, and 552 gaming machines available for operation at the Studio City Casino pursuant to the Studio City Casino Agreement. Excluding gaming tables and gaming machines that were not in operation due to government-mandated closures or social distancing measures in relation to COVID-19 outbreaks, the Gaming Operator operated an average of approximately 277 gaming tables and 700 gaming machines in in 2022 at the Studio City Casino, compared to an average of approximately 290 gaming tables and 645 gaming machines in operation in 2021 and an average of approximately 282 gaming tables and 586 gaming machines in operation in 2020. Our cinematically-themed integrated resort is designed to attract a wide range of customers by providing highly differentiated non-gaming attractions, including the world’s first figure-8 Ferris wheel, a deluxe night club and karaoke, a 5,000-seat live performance arena and an outdoor water park. Studio City features approximately 1,600 luxury hotel rooms, diverse food and beverage establishments and approximately 34,400 square meters of complementary retail space.

Studio City is strategically located in Cotai, as one of the few dedicated Cotai hotel-casino resort stops on the Macau Light Rapid Transit Line, with an access bridge leading to Studio City.

Studio City has delivered continuous earnings improvement since commencing operations in October 2015 through 2019. We have grown total operating revenues from US$539.8 million in 2017 to US$571.2 million in 2018 and further to US$626.7 million in 2019. We generated net income attributable to Studio City International Holdings Limited of US$33.6 million in 2019 and net losses attributable to Studio City International Holdings Limited of US$76.4 million and US$21.6 million in 2017 and 2018, respectively. We increased our Adjusted EBITDA from US$279.1 million in 2017 to US$314.8 million in 2018 and further to US$361.0 million in 2019, and expanded our Adjusted EBITDA margin from 51.7% to 55.1% and further to 57.6%, respectively, for these periods. However, due to the temporary casino closure and enhanced quarantine and social distancing measures to contain the COVID-19 outbreak in 2020, our total operating revenues decreased from US$626.7 million in 2019 to US$49.2 million in 2020 and we generated net loss attributable to Studio City International Holdings Limited of US$321.6 million in 2020 compared to a net income attributable to Studio City International Holdings Limited of US$33.6 million in 2019. Due to the year-over-year increase in inbound tourism in 2021, total operating revenues increased to US$106.9 million in 2021 from US$49.2 million in 2020, and we generated net loss attributable to Studio City International Holdings Limited of US$252.6 million in 2021 compared to US$321.6 million in 2020. In 2022, total operating revenues decreased to US$11.5 million and we generated net loss attributable to Studio City International Holdings Limited of US$326.5 million due to the temporary casino closure and quarantine and social distancing measures to contain the COVID-19 outbreak in 2022.

Studio City Casino is operated by the Gaming Operator, one of the subsidiaries of Melco Resorts and a holder of a gaming concession, and we operate the non-gaming businesses of Studio City.

We generated all of our revenues for each of the years ended December 31, 2022, 2021 and 2020 from our operations in Macau, the sole market in which we compete to operate. For further information on the Macau gaming market, see “— Market and Competition — Macau Gaming Market.”

Gaming

Studio City Casino currently consists of mass market table gaming, gaming machine and VIP gaming areas, with a total operating gross floor area of 22,048 square meters, located on the ground and first floors of

Studio City. Studio City Casino gaming customers currently include mass market and VIP rolling chip players. Studio City Casino catered exclusively to mass market players until it launched its VIP rolling chip operations in November 2016. For the years ended December 31, 2022, 2021 and 2020, Studio City Casino’s gross gaming revenues was US$171.2 million, US$380.8 million and US$264.4 million, respectively.

Excluding gaming tables and gaming machines that were not in operation due to government-mandated closures or social distancing measures in relation to the COVID-19 outbreak, Studio City Casino had an average of approximately 277 gaming tables and 700 gaming machines in operation in 2022, compared to an average of approximately 290 gaming tables and 645 gaming machines in operation in 2021. These gaming tables offer gaming patrons a variety of options including baccarat, three card baccarat, blackjack, craps, Caribbean stud poker, roulette, sic bo, fortune 3 card poker and other games. Studio City Casino also offers VIP rolling chip operations, with 15 tables authorized for such operations. We currently expect our business strategy going forward to continue to focus on cultivating further growth in the premium mass and mass market segments at the Studio City Casino and enhancing our differentiated non-gaming amenities to complement our gaming operations.

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

Studio City Casino’s mass market table games drop and hold percentage were US$0.46 billion and 28.5% in 2022, respectively, US$1.13 billion and 27.7% in 2021, respectively, and US$0.73 billion and 26.6% in 2020, respectively. As a result, Studio City Casino had gross gaming revenue from mass market table games of US$131.3 million, US$313.6 million and US$193.8 million in 2022, 2021 and 2020, respectively. Studio City Casino’s gaming machine handle and gaming machine win rate were US$0.66 billion and 2.8% in 2022, respectively, US$1.11 billion and 2.7% in 2021, respectively, and US$0.74 billion and 2.8% in 2020, respectively. As a result, Studio City Casino had gross gaming revenue from gaming machine of US$18.6 million, US$30.4 million and US$20.2 million in 2022, 2021 and 2020, respectively. Average net win per gaming machine per day in 2022, 2021 and 2020 was US$75, US$129 and US$98, respectively.

Studio City Casino will continue to re-examine the mass market gaming areas to maximize table utilization, to innovate gaming products and to invest in technologies and analytical capability to enhance table productivity and customer retention.

VIP Rolling Chip Segment

In November 2016, Studio City Casino introduced VIP rolling chip operations. The VIP rolling chip area is comprised of private gaming salons or areas that have restricted access to rolling chip patrons and offer more personalized and ultra-premium services than the mainstream and premium mass market gaming areas. It is also situated at a higher level than the mass market gaming areas with generally higher-end dining and beverage options and special decorations. Studio City Casino’s VIP rolling chip volume, VIP rolling chip win rate and VIP rolling chip gross gaming revenue were US$0.84 billion, 2.56% and US$21.4 million, respectively, in 2022, US$1.84 billion, 2.00% and US$36.8 million, respectively, in 2021 and US$2.21 billion, 2.28% and US$50.4 million, respectively, in 2020.

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

	For the Year Ended December 31,
	2022	2021	2020
Average daily rate (US$)	111	123	128
REVPAR (US$)	31	62	36
Occupancy rate	28%	51%	28%

Studio City’s Star Tower garnered the Forbes Travel Guide Five-Star recognition for the sixth consecutive year in 2023. It also achieved the Sharecare Health Security VERIFIED® with Forbes Travel Guide certification in 2020, recognizing its commitment to creating a culture of accountability and following global best practices to heighten health security.

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

Retail

Studio City has approximately 34,400 square meters of themed and innovative retail space at the lower levels of the property. The retail mall showcases a variety of shops and food and beverage offerings including a small portion of our self-operated retail outlets.

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

•

Super Fun Zone — covering 29,600 square feet, the four-level Super Fun Zone is capable of hosting up to 500 people. Divided into five zones—Mountain, Forest, Under the Sea, Outer Space and Space Station – it is a space for children of all ages to climb, jump and enjoy a wide range of experiences featuring more than ten attractions. Super Fun Zone also offers three party rooms, one retail store and one clubhouse diner.

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

MICE events typically take place on weekdays, thereby drawing traffic during the portion of the week when hotels and casinos in Macau normally experience lower demand relative to weekends and holidays when occupancy and room rates are typically at their peak due to leisure travel. Since its opening, events held at Studio City included live concerts from headline acts such as Madonna, four time Grammy Awards nominee FLO RIDA, Aaron Kwok (郭富城), Han Hong (韓紅), Kenny G, A-mei (張惠妹) and Jam Hsiao (蕭敬騰) as well as themed events such as a three-day Wedding Showcase (featuring dream wedding venue set-ups, tableware demonstrations, wedding gown catwalk shows and instrumental performances), a Chinese New Year’s Promo, Shakemas Campaign for Christmas, Michelin Guide Street Food Festival and The Super 8 basketball tournament.

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

While the Gaming Operator does not currently have gaming promoters arrangements at the Studio City Casino following the termination of such arrangements in December 2021, the Gaming Operator may engage and grant credit to gaming promoters in the future.

Advertising and Marketing

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

Awards

Studio City has received numerous awards, including:

•

Studio City’s Star Tower received the Forbes Travel Guide Five-Star recognition for the sixth consecutive year in 2023 and achieved the Sharecare Health Security VERIFIED® with Forbes Travel Guide certification in 2020, recognizing its commitment to creating a culture of accountability and following global best practices to heighten health security,

•	Zensa Spa was awarded the Forbes Travel Guide Five-Star recognition for the fifth time in 2023,

•

Its signature Cantonese restaurant Pearl Dragon received its fifth Forbes Travel Guide Five-Star recognition in 2023. It was honored Best Chinese Cuisine in Asia - Excellence Award winner by 2022 Haute Grandeur Global Restaurant Awards and was selected as a Regional Winner in the “Chinese Cuisine” category at the 2020 World Luxury Restaurant Award. It received one-Michelin-starred establishment rank for the sixth consecutive year in the Michelin Guide Hong Kong Macau 2022, and

•

Studio City Phase 2 received the “Regional Award, Asia” at the 2021 BREEAM Awards which acknowledges the sustainability-related measures implemented during the project, as well as its contribution to the goals of carbon neutrality and zero waste.

Market and Competition

Macau Gaming Market

Gaming in Macau is administered through concessions awarded by the Macau government to six different concessionaires: SJM, MGM Grand, Galaxy, Venetian Macau Limited, Wynn Resorts Macau and Melco Resorts Macau.

SJM is a subsidiary of SJM Holdings Ltd., a company listed on the Hong Kong Stock Exchange in which family members of Mr. Lawrence Ho, the chairman of our Company and the chairman and chief executive officer of Melco Resorts, have shareholding interests. SJM currently operates multiple casinos throughout Macau. SJM (through its predecessor Tourism and Entertainment Company of Macau Limited) commenced its gaming operations in Macau in 1962 and opened Grand Lisboa Palace in Cotai in July 2021 and is expected to open two additional hotels in 2023.

MGM Grand Paradise S.A. or MGM Grand is a subsidiary of MGM China Holdings Limited, a company listed on the Hong Kong Stock Exchange. MGM Grand was originally formed as a joint venture by MGM-Mirage and Ms. Pansy Ho, sister of Mr. Lawrence Ho. MGM Grand opened MGM Macau on the Macau Peninsula in December 2007 and MGM Cotai in February 2018.

Galaxy currently operates multiple casinos in Macau, including StarWorld, a hotel and casino resort in Macau’s central business and tourism district. The Galaxy Macau Resort opened in Cotai in May 2011 and the opening of Phase 2 of the Galaxy Macau Resort took place in May 2015. Galaxy is currently developing phase 3 of the Galaxy Macau Resort, which is completed and is currently expected to be progressively opened in the second quarter of 2023, while phase 4 is currently under development.

Venetian Macau Limited is a subsidiary of Las Vegas Sands Corporation and Sands China Limited, which are listed on the New York Stock Exchange and the Hong Kong Stock Exchange, respectively. Las Vegas Sands Corporation is the developer of Sands Macao, The Venetian Macau, Sands Cotai Central and Parisian Macao. Venetian Macau Limited operates Sands Macao on the Macau peninsula, together with The Venetian Macau and the Plaza Casino at The Four Seasons Hotel Macao, which are located in Cotai. Venetian Macau Limited also operated Sands Cotai Central in Cotai, which has been rebranded and redeveloped into The Londoner Macau, which opened in February 2021. Sands China Ltd. opened the Parisian Macao in Cotai in September 2016.

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

In addition to facing competition from existing operations of these concessionaires, we will face increased competition when any of them constructs new, or renovates pre-existing, hotels and casinos in Macau or enters into leasing, services or other arrangements with hotel owners, developers or other parties for the operation of casinos and gaming activities in new or renovated properties.

Under the amended gaming law, the Macau government has set a cap on gaming tables and gaming machines that may be operated in Macau at 6,000 gaming tables and 12,000 gaming machines. In addition, gaming tables and gaming machines previously allocated to a concessionaire may also be revoked if the minimum average annual gross gaming revenue of MOP7 million (equivalent to approximately US$870,233) for gaming tables and MOP300,000 (equivalent to approximately US$37,296) for gaming machines are not met for two consecutive years or the tables or gaming machines are not fully utilized without reason within a certain period.

Law no. 7/2022 which amends the Macau Gaming Operations Law (Law no. 16/2001) came into force in June 2022. Principal changes under the recently amended law include, among others, the following:

•	the number of gaming concessions that may be awarded by the Macau government is up to six;

•	the term of the concessions may be up to ten years, subject to extension(s) of up to three years in total;

•	the registered share capital of each concessionaire shall be at least MOP5 billion (US$621.6 million);

•	the managing director of each concessionaire must be a Macau permanent resident and hold at least 15% of the concessionaire’s registered share capital;

•	significant transactions should be notified by concessionaires to the Macau government in advance;

•	an administrative sanctions regime is to be established;

•	national security is one of the main objectives of the Macau gaming legal framework and a concession may be terminated without compensation in case it is considered a threat to national security;

•	a per gaming table and per gaming machine special premium is due should gross gaming revenue fall below the gross gaming revenue threshold set by the Macau government;

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

•

the concessionaires are jointly and severally liable for administrative fines and civil liability arising from the exercise in their casinos of the authorized gaming promotion activity by gaming promoters, their directors and key employees, as well as their collaborators. Such joint and several liability may be excluded when it is proved that the concessionaire has responsibly fulfilled its supervision duty.

Other Regional Markets

Studio City may also face competition from casinos and gaming resorts located in other Asian or European destinations together with cruise ships. Casinos and integrated gaming resorts are becoming increasingly popular in Asia, giving rise to more opportunities for industry participants and increasing regional competition. There are major gaming facilities in Australia located in Melbourne, Perth, Sydney and the Gold Coast. Genting Highlands is a popular international gaming resort in Malaysia, approximately a one-hour drive from Kuala Lumpur. South Korea has allowed gaming for some time but these offerings are available primarily to foreign visitors. Kangwon Land operates the only casino in the country that is open to Korean nationals. There are two major gaming facilities in Singapore located on Sentosa and at Marina Bay. There are also casinos in Vietnam and Cambodia, although they are relatively small compared to those in Macau.

In December 2016, a law which conceptually enables the development of integrated resorts in Japan took effect, with corresponding legislation providing a legislative framework for the development and implementation of integrated resorts in Japan taking effect in July 2018 and a proposed project in Osaka announced in September 2021. In addition, several other Asian countries are considering or are in the process of legalizing gambling and establishing casino-based entertainment complexes.

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

The granted land is located in Cotai, Macau, with a total area of approximately 130,789 square meters. The gross construction area of our granted land is approximately 657,879.39 square meters, of which approximately 28,784.3 square meters, or 4.38%, comprises the gaming and gaming support area and is owned by the Macau SAR. Effective from January 1, 2023, the Macau government has transferred this area to the Gaming Operator for usage in its operations of the Studio City Casino during the duration of the concession for a fee of MOP750.00 (equivalent to approximately US$93) per square meter for years 1 to 3 of the Concession Contract, subject to consumer price index increase in years 2 and 3 of the concession. The fee will increase to MOP2,500.00 (equivalent to approximately US$311) per square meter for years 4 to 10 of the concession, subject to consumer price index increase in years 5 to 10 of the concession. The Gaming Operator deducts the fees paid by the Gaming Operator to the Macau government as costs of operation pursuant to the terms of the Studio City Casino Agreement.

The land concession contract has a term of 25 years commencing on October 2001 and is renewable for further consecutive periods of ten years, subject to applicable legislation in Macau. Under the land concession contract, the Macau government may exercise its termination rights under certain conditions.

Pursuant to our land concession contract and the extension granted by the Macau government, our granted land, including the Phase 2 project, must be fully developed by June 30, 2023. Land use fees of approximately MOP3.9 million (equivalent to approximately US$490,000) per annum are payable to the Macau government during the development stage. The annual land use fees payable to the Macau government after completion of development will be MOP9.1 million (equivalent to approximately US$1.1 million). The amounts may be adjusted every five years using the applicable rates in effect at the time of the rent adjustment. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Business — As of March 30, 2023, we are finalizing the licensing procedures for the Phase 2 project for Studio City under the terms of a land concession which currently requires us to fully develop the land on which Studio City is located by June 30, 2023. Any extension of the development period is subject to Macau government review and approval at its discretion. In the event of any failure to complete certain licensing procedures by June 30, 2023, we could be forced to forfeit all or part of our investment in Studio City, along with our interest in the land on which Studio City is located and the building and structures on such land.”

Development of Our Phase 2 Project

Construction of our Phase 2 project has been completed. The project consists of two hotel towers with 895 rooms, suites and villas. The project also contains a waterpark with indoor and outdoor areas. Other attractions expected to be part of the project include MICE space, retail and food and beverage outlets and a cineplex.

As of March 30, 2023, we are finalizing the licensing procedures of the Phase 2 project of Studio City. We currently anticipate opening the first stage of the Phase 2 project in the second quarter of 2023 and the second stage in the third quarter of 2023. The first stage of opening is expected to include one of the hotel towers and the indoor water park.

In accordance with the Studio City land concession and the extension granted by the Macau government, the land on which Studio City is located must be fully developed by June 30, 2023. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Business — As of March 30, 2023, we are finalizing the licensing procedures for the Phase 2 project for Studio City under the terms of a land concession which currently requires us to fully develop the land on which Studio City is located by June 30, 2023. Any extension of the development period is subject to Macau government review and approval at its discretion. In the event of any failure to complete certain licensing procedures by June 30, 2023, we could be forced to forfeit all or part of our investment in Studio City, along with our interest in the land on which Studio City is located and the building and structures on such land,” and “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Business — We may not be able to obtain adequate financing on satisfactory terms for our existing business, or at all.”

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

Studio City Casino is managed and operated by the Gaming Operator guided by requirements under the Concession Contract and applicable laws and Melco Resorts’ governance policies, including a set of anti-money laundering policies and procedures, or AML Policy, approved by the DICJ, addressing requirements issued by the DICJ and the DICJ’s instructions on anti-money laundering, counter-terrorist financing and other applicable laws and regulations in Macau.

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

Regulations

Gaming Operation Regulations

The ownership and operation of casino gaming facilities in Macau are subject to the general civil and commercial laws and specific gaming laws, in particular, Law no. 16/2001, as amended in June 2022 pursuant to Law no. 7/2022, or the Macau Gaming Operations Law. Macau’s gaming operations are also subject to the grant of a concession by, and regulatory control of, the Macau government. See “— The Gaming Operator’s Concession” below for more details.

The DICJ is the supervisory authority and regulator of the gaming industry in Macau. The core functions of the DICJ are:

•	to collaborate in the definition of gaming policies;

•	to supervise and monitor the activities of the concessionaires;

•	to investigate and monitor the continuing suitability and financial capacity requirements of concessionaires and gaming promoters;

•	to issue licenses to gaming promoters;

•	to license and certify gaming equipment; and

•	to issue directives and recommend practices with respect to the ordinary operation of casinos.

Below are the main features of the Macau Gaming Operations Law, including amended provisions, as supplemented by Administrative Regulation no. 26/2001 (as amended in July 2022 pursuant to Administrative Regulation no. 28/2022), that are currently applicable to our business.

•

If the Gaming Operator breaches the Macau Gaming Operations Law, its Concession Contract could be limited, conditioned, suspended or revoked, subject to compliance with certain statutory and regulatory procedures. In addition, the Gaming Operator, and the persons involved, could be subject to substantial fines for each separate breach of Macau Gaming Operations Law or of the Concession Contract at the discretion of the Macau government. Further, if the Gaming Operator terminates or suspends the operation of all or a part of its gaming operations without permission for reasons not due to force majeure, or in the event of serious disruptions or deficiencies in its organization and operation or in the general condition of its facilities and equipment which may affect the normal operation of our gaming business, the Macau government would be entitled to replace the Gaming Operator during such disruption and to ensure the continued operation of the gaming business. Under such circumstances, the Gaming Operator would bear the expenses required for maintaining the normal operation of the gaming business.

•	The Macau government also has the power to supervise concessionaires in order to assure financial stability and capability. See “— The Gaming Operator’s Concession — The Concession Contract in Macau.”

•

Any person who fails or refuses to apply for a finding of suitability after being ordered to do so by the Macau government may be found unsuitable. Any shareholder of a concessionaire holding shares equal to or in excess of 5% of such concessionaire’s share capital who is found unsuitable will be required to dispose of such shares by a certain time (the transfer itself being subject to the Macau government’s authorization). If a disposal has not taken place by the time so designated, such shares must be acquired by the concessionaire. The Gaming Operator may be subject to administrative sanctions if, after it receives notice that a person is unsuitable to be a shareholder or to have any other relationship with it, the Gaming Operator:

•	pays that person any dividend or interest upon its shares;

•	allows that person to exercise, directly or indirectly, any voting right conferred through shares held by that person;

•	pays remuneration in any form to that person for services rendered or otherwise; or

•	fails to pursue all lawful efforts to require that unsuitable person to relinquish his or her shares.

•	The Macau government also requires prior approval for the creation of a lien over shares or gaming equipment and utensils of a concession holder.

•

The Macau government must give its prior approval to changes in control through a merger, consolidation, shares acquisition, or any act or conduct by any person whereby such person obtains control. Entities seeking to acquire control of a concessionaire must satisfy the Macau government with regards to a variety of stringent standards prior to assuming control. The Macau government may also require controlling shareholders, directors and key employees, to be investigated for suitability as part of the approval process of the transaction.

•	The maximum number of gaming concessions is six.

•

The term of a gaming concession is set in the concession contract and cannot exceed 10 years but the Chief Executive of Macau may exceptionally authorize, based on justified reasons, one or more extensions of the term of the concession up to the total period of three years.

•

The concessionaires’ general contractual compliance is subject to review by the DICJ every three years. In the event that the results of the review reveal non-compliance or lack of proactiveness in complying with the concession contracts, concessionaires should improve compliance within the deadline determined by the Secretary for Economy and Finance.

•

The concessionaires registered share capital shall not be less than MOP5 billion (equivalent to approximately US$621.6 million) and during the term of the concession their net assets shall not be less than such amount. The concessionaires must mandatorily notify the Chief Executive of Macau prior to executing large financial initiatives, which are defined as those with a value greater than

MOP2.5 billion (equivalent to approximately US$310.8 million) regarding the internal movement of funds and MOP500 million (equivalent to approximately US$62.2 million) regarding salaries, remunerations, benefits of employees, and any other financial decisions.

•

The main objectives of the gaming law are, amongst others, safeguarding of national and Macau security, adequate diversification and sustainable development of the Macau economy, assurance that the development and operation of games of chance in casinos are in line with Macau’s policies and mechanisms in respect of combating the illegal flow of cross-border capital and preventing money laundering, and the scale, operation and practice of games of chance in casinos are subject to legal restrictions. A concession may be terminated if it poses a threat to national security or that of Macau.

•

The operation of games of chance in casinos is limited to the locations and premises authorized by the Chief Executive of Macau with such authorization having to take into account, amongst others, Macau urban planning, its impact on the social community and the opinion of the Specialized Committee for the Games of Chance Sector.

•

The concessionaires undertake to operate games of chance in self owned premises or premises leased or otherwise granted a right to use by the Macau government. Premises owned by a concessionaire will revert to the Macau government without compensation upon the concession expiration or earlier termination. The concessionaires may continue to operate games of chance in casinos by means of a contract in properties that are not owned by them for a period of three years from January 1, 2023 under authorization of the Chief Executive of Macau. After the end of such three-year transition period the concessionaires may only continue to operate games of chance in casino in properties that are not owned by them by engaging a managing company. If such locations are closed pursuant to the law or the concession contracts, new operation of games of chance in casino will not be permitted in such locations. The Macau government owns the Studio City Casino gaming and gaming support areas, and the Macau government has transferred these areas to the Gaming Operator for usage in its operations during the duration of the concession for a fee of MOP750.00 (equivalent to approximately US$93) per square meter for years 1 to 3 of the Concession Contract, subject to consumer price index increase in years 2 and 3 of the concession. The fee will increase to MOP2,500.00 (equivalent to approximately US$311) per square meter for years 4 to 10 of the concession, subject to consumer price index increase in years 5 to 10 of the concession.

•

The concessionaires shall assume certain corporate social responsibilities, including support for the development of local small and medium-sized enterprises; support the diversification of local industries, guaranteeing labor rights and interests, namely those concerning the guarantee of labor credits, on-the-job training and professional advancement of local employees, as well as a pension scheme designed to protect employees; hiring disabled or rehabilitated individuals; support for public interest activities; support for activities of an educational, scientific and technological, environmental protection, cultural and sporting nature, among others.

•

The concessionaires and the shareholders holding 5% or more of their registered share capital shall not hold directly any capital of another concessionaire for the operation of games of chance in casinos in Macau, and shall not hold indirectly 5% or more of its registered share capital.

•

Management companies are entities that have management powers over all or some casinos from one concessionaire and are subject to suitability reviews at DICJ’s discretion. The execution of a contract between a concessionaire and a managing company pursuant to which the company assumes or may assume management powers relating to the concessionaire is prohibited and any such contract will be deemed null and void. Notwithstanding, the Chief Executive of Macau may authorize and approve the engagement of a management company by a concessionaire provided that under such engagement, a concessionaire may only pay to the managing company management fees, with casino revenue sharing or payment of commissions not being permitted by any means. Members of the corporate bodies of a management company may not be members of a corporate body of a concessionaire or gaming promoter.

•	The concessionaires must have a managing-director who is a Macau permanent resident and holds at least 15% of the registered share capital of the concessionaire.

•

The concessionaires are subject to the payment of an annual premium established in the concession contracts, which varies depending on the number of casinos that each concessionaire is authorized to operate, the number of authorized gaming tables and gaming machines, the type of games of chance operated, the location of the casinos, and other relevant criteria set by the Macau government.

•

If the average gross gaming revenue of the gaming tables or gaming machines does not reach a set minimum limit, the concessionaire must pay a special premium, in an amount equal to the difference between the amount of the special tax on gaming, calculated according to the average gross gaming revenue, and such minimum limit. The average gross revenue is calculated according to the maximum number of gaming tables and gaming machines authorized for the concessionaire in the year to which it relates, with the exception of the number of gaming tables and gaming machines authorized to operate provisionally during the period designated for such purpose. The annual minimum limit of the gross gaming revenue of each gaming table and each gaming machine, as well as the period designated for the provisional operation of gaming tables and gaming machines, are determined by dispatch from the Chief Executive of Macau. The annual minimum limit of the gross gaming revenue must be set out in view of the past gross gaming revenue of Macau and the current situation of the economic development of Macau, and may be adjusted exceptionally in case of extraordinary, unpredictable or force majeure incidents, and is currently in the amount of MOP7 million (equivalent to approximately US$870,233) annual gross gaming revenue for gaming tables and MOP300,000 (equivalent to approximately US$37,296) annual gross gaming revenue for gaming machines.

•

With respect to the gaming promotion activities, the concessionaires must inform the DICJ of any facts that may affect the solvency of gaming promoters, including the fact that they have been named as defendants in civil proceedings or have entered into loan or financing agreements that exceed their solvency, within a period of five days counted from the date of occurrence of the respective facts or the concessionaires’ knowledge thereof; inform the DICJ of facts that indicate the practice, by gaming promoters, of crimes and administrative offenses provided for in the law, within five days from the date of the concessionaires’ knowledge thereof, without prejudice to duties provided in other laws; supervise the activity of the gaming promoters, including their fulfillment of the duties provided in gaming laws and regulations; and adopt appropriate measures to prevent gaming promoters from conducting illegal activities in the casinos of the concessionaires.

•

Each gaming promoter can only conduct gaming promotion activities with one concessionaire and may only receive a commission, not being a gaming promoter permitted to share with the concessionaires, in any form whatsoever, the casino revenue.

•

The concessionaires are jointly and severally liable for administrative fines and civil liability arising from the exercise in their casinos of the authorized gaming promotion activity by gaming promoters, their directors and key employees, as well as their collaborators. Such joint and several liability may be excluded when it is proved that the concessionaire has responsibly fulfilled its supervision duty.

•

The maximum number of gaming tables and gaming machines that may be operated by the concessionaires is determined by dispatch from the Chief Executive of Macau and the gaming tables and gaming machines to be installed, added or reduced in each casino by the concessionaires is subject to authorization of the Secretary for Economy and Finance. The Secretary for Economy and Finance may reduce the number of gaming tables or gaming machines if the gross gaming revenue from gaming tables or gaming machines fails, for two consecutive years, to reach the minimum limit of the annual gross revenue determined by dispatch from the Chief Executive of Macau or if the authorized gaming tables or gaming machines are not fully utilized without just cause, by the concessionaires, within the deadline set out by the Secretary for Economy and Finance. Currently the maximum number of gaming tables that may be operated in Macau is 6,000 and the maximum number of gaming machines is 12,000 and the Gaming Operator has been authorized to operate 750 gaming tables and 2,100 gaming machines.

•	The circulation of chips is subject to authorization from the Secretary for Economy and Finance, which may establish the maximum limit of the total amount of chips in circulation.

•	The concessionaires can only disseminate information or activities related to gaming in the zones for games of changes of the casinos, under the applicable laws and regulations.

•	The concessionaires and the companies of which they are dominant shareholders cannot be admitted to listing on stock exchanges.

•

An administrative sanctions regime is established with fines ranging from MOP100,000 (equivalent to approximately US$12,432) and MOP5,000,000 (equivalent to approximately US$621,595) and, depending on the seriousness of the offense, damages, fault, benefits obtained, economic situation and previous conduct, a supplemental penalty of total or partial closure of gaming areas for periods ranging from one month to one year.

•

In the event of dissolution of a current concessionaire for failing to obtain a new concession in the next tender, the shareholders of the concessionaire holding 5% or more of the concessionaire’s share capital as of the date of termination of the concession contract or the date of termination of the concession are jointly and severally liable for the concessionaire’s outstanding chips.

Non-compliance with these obligations could lead to the revocation of the Gaming Operator’s Concession Contract and could materially and adversely affect gaming operations at the Studio City Casino.

The Macau government has also enacted other gaming legislation, rules and policies. Further, it imposed policies, regulations and restrictions that affect the minimum age required for entrance into casinos in Macau, location requirements for sites with gaming machine lounges, supply and requirements of gaming machines, equipment and systems, instructions on promoting responsible gaming, restrictions on the reallocation of gaming tables between properties and other matters. In addition, the Macau government may consider enacting new regulations that may adversely affect the gaming operations at the Studio City Casino. The Gaming Operator’s inability to address the requirements or restrictions imposed by the Macau government under such legislation or rules could adversely affect the gaming operations at the Studio City Casino.

Gaming Activities Regulations

Macau Law no. 16/2022 regulates, among other things, the exercise of the gaming promotion activity. Such activity is subject to a gaming promoter license. Licenses are subject to annual renewal and a list of licensed gaming promoters is published in the DICJ’s website and is subject to regular updates. The issuance, renewal and cancellation of gaming promoter licenses are the responsibility of the Secretary for Economy and Finance, who also determines the maximum annual number of gaming promoters which each concessionaire may engage as published on the DICJ’s website.

The granting or renewal of a gaming promoter license may be requested by a commercial company that fulfills certain cumulative requirements, such as having its registered office in Macau, being a limited liability company by shares with the activity of gaming promotion as its exclusive business purpose, having a registered capital of not less than MOP10 million (equivalent to approximately US$1.2 million) fully paid up in cash, and net assets of not less than such amount during the license period, having as shareholders individuals only, having 50% or more of its registered capital being held by permanent residents of Macau who have completed 21 years of age, having agreed with one concessionaire the provision of gaming promotion services to the same, having provided a security deposit, not having any debts or fines imposed for breach of legal provisions relating to gaming under tax enforcement proceedings, having adequate financial capacity, not having the company and its shareholders, directors and key employees been declared insolvent or bankrupt, nor being responsible for debts arising from the insolvency or bankruptcy of third parties, and the company and its shareholders, directors and key employees being deemed suitable.

Each gaming promoter can only conduct the gaming promotion activity with one concessionaire, and only for a commission. Gaming promoters are prohibited from resorting to the support of entities that are not their directors, employees or collaborators, in the exercise of the gaming promotion activity; from sharing, by any means, the revenues from the casinos with the concessionaire; from making, through the sharing of revenues from the casinos, the payment of commissions to any entity with which it cooperates; from cooperating with those who are prohibited from carrying out the activity of gaming promotion or of collaborator; and from depositing, by themselves or through third parties, chips or funds from third parties. The DICJ and the Macau Financial Services Bureau monitor each gaming promoter and its staff and collaborators. In October 2015, the DICJ issued specific accounting related instructions applicable to gaming promoters and their operations. Any failure by the gaming promoters to comply with such instructions may impact their license and ability to operate in Macau.

In addition, concessionaires are jointly and severally liable for administrative fines and civil liability arising from the exercise in their casinos of the authorized gaming promotion activity by gaming promoters, their directors and key employees, as well as their collaborators. Such joint and several liability may be excluded when it is proved that the concessionaire has responsibly fulfilled its supervision duty. Law no. 16/2022 also clarified that under Macau Administrative Regulation no. 6/2002 concessionaires may only be jointly and severally liable for the acceptance, in their casinos, of the deposit of funds or chips from third parties, by gaming promoters, their directors and their collaborators, as well as by the employees of the gaming promoters who exercise duties in the casinos, if such funds or chips were used in games of chance in their casino or were earned in these games. When assessing whether the funds or chips deposited were used in games of chance in casino or were earned in these games, the law provides that it shall be taken into account, in particular, the concessionaire’s records.

Furthermore, gaming promoters, including their shareholders, directors, and key employees, are subject to verification of suitability based on criteria such as reputation, tendency to take on excessive risks in view of how they usually conduct business or the nature of their professional activities, their economic and financial situation, existence of well-founded suspicions on the legality of the origin of the funds to be used in the gaming promotion activity or regarding the true identity of the holder of such funds, existence of improper transactions with criminal groups, and indictment or conviction for crime punishable by imprisonment of three years or more.

In addition to the licensing and suitability assessment process performed by the DICJ, all of the Gaming Operator’s gaming promoters (if any) undergo thorough vetting procedures by the Gaming Operator. The Gaming Operator conducts background checks and also conducts periodic reviews of the activities of each gaming promoter (if any), its employees and its collaborators for possible non-compliance with Macau legal and regulatory requirements. Such reviews generally include investigations into compliance with applicable anti-money laundering laws and regulations as well as tax withholding requirements.

Concessionaires are required to report periodically on commissions paid to their gaming promoters. A 5% tax must be withheld on commissions paid by a concessionaire to its gaming promoters. Under Law no. 16/2022 and in accordance with the Secretary for Economy and Finance Dispatch no. 90/2022, a commission cap of 1.25% of net rolling has been in effect. Any advantages or liberalities offered or provided, in Macau or abroad, directly or indirectly, to the gaming promoter by the concessionaire, a company in which the concessionaire holds participation, or others with which the concessionaire is in a group relationship, shall be considered and calculated as commission and be within such commission cap. The commission cap regulations impose fines, ranging from MOP2,000,000 (equivalent to approximately US$248,638) up to MOP5,000,000 (equivalent to approximately US$621,595) on concessionaires that do not comply with the cap and other fines, ranging from MOP600,000 (equivalent to approximately US$74,591) up to MOP1,500,000 (equivalent to approximately US$186,478) on concessionaires that do not comply with their reporting obligations regarding commission payments. If breached by the concessionaire, the legislation on commission caps has a sanction enabling the relevant government authority to determine the closure, in whole or in part, of the areas for games of chance, for a period of one month to one year, and/or to make public a government decision imposing a fine on a concessionaire, by publishing such decision on the DICJ website and in two Macau newspapers (in Chinese and

Portuguese respectively). We believe the Gaming Operator has implemented the necessary internal control systems to ensure compliance with the commission cap and reporting obligations in accordance with applicable rules and regulations.

The exercise of the activity of collaborators and managing companies is also governed under Macau Law no. 16/2022. Collaborators, managing companies, as well as managing companies’ shareholders holding an amount equal to or greater than 5% of their registered capital, directors, and key employees are subject to suitability assessment process performed by the DICJ.

The issuance and renewal of the authorization of collaborator are the responsibility of the DICJ and may be requested by those who fulfill certain requirements, including having completed 21 years of age, being deemed suitable, having agreed to collaborate with, at least, one gaming promoter, and having provided a security deposit. The maximum annual total number of collaborators is set out by the DICJ and published on its website. Collaborators shall not perform operations of credit concession for gaming or betting in casino, on behalf of any person, and shall be prohibited from depositing, by itself or through third parties, chips or funds from third parties.

A concessionaire that intends to engage a managing company to provide casino management services must obtain authorization from the Chief Executive of Macau and submit the draft management agreement for approval. The business purpose of the managing company is limited to the management of the concessionaires’ casinos. A managing company can only enter into a managing agreement with one concessionaire, and can only receive management fees from the concessionaire, with casino revenue sharing or payment of commissions not being permitted. Managing companies are prohibited from managing the financial activities of casinos, including in matters of accounting or settlement of chips and gaming funds, as well as from depositing, by themselves or through third parties, chips or funds from third parties.

Macau Law no. 16/2022 further established the crime of unlawful deposit and the crime of disobedience. The crime of unlawful deposit is applicable to concessionaires, gaming promoters or managing companies, their directors or representatives, or persons under their authority, in the exercise of their duties, or collaborators, in the exercise of their activity, who deposit funds from third parties not intended for gaming, and is punishable by imprisonment from 2 to 5 years in case of individuals, or fines up to MOP18 million (equivalent to approximately US$2.2 million) or judicial dissolution in case of legal persons. The crime of disobedience is applicable to whoever refuses to fulfill the access and presence of the DICJ and Macau Financial Services Bureau supervisory personnel in the areas subject to supervision until the conclusion of the supervisory action, or the presentation or provision of the documents, data and assets required under the terms of the law by the supervisory personnel, or to whoever does not comply with the measure of preventive suspension of activity, with individuals being subject to imprisonment from 1 to 2 years and legal persons being punishable by fines up to MOP9 million (equivalent to approximately US$1.1 million) or judicial dissolution. In addition to such penalties, certain accessory penalties may be applied, including closure of gaming areas, prohibition of the exercise of the activity of gaming promotion, collaborator or management of casinos, for a period of 1 month to 2 years, interdiction on applying for a gaming promoter license or collaborator authorization for a period of 1 to 2 years, judicial injunction or publication of the decision in two Macau newspapers (in Chinese and Portuguese, respectively) and through public notice.

Gaming Credit Regulations

Macau Law no. 5/2004 has legalized the extension of gaming credit to patrons or gaming promoters by concessionaires. Gaming promoters may also extend credit to patrons upon obtaining an authorization by a concessionaire to carry out such activity. Assigning or transferring one’s authorization to extend gaming credit is not permitted. This statute sets forth filing obligations for those extending credit and the supervising role of the DICJ in this activity. Gaming debts contracted pursuant to this statute are a source of civil obligations and may be enforced in courts in Macau.

Access to Casinos and Gaming Areas Regulations

Under Law no. 10/2012, as amended pursuant to Law no. 17/2018, the minimum age required for entrance into casinos in Macau is 21 years of age. The director of the DICJ may authorize employees under 21 years of age to temporarily enter casinos or gaming areas, after considering their special technical qualifications. In addition, off-duty gaming related employees of concessionaires and gaming promoters may not, starting from December 2019, access any casinos or gaming areas, except during the Chinese New Year festive season or under specific circumstances.

Smoking Regulations

Under the Smoking Prevention and Tobacco Control Law, as amended pursuant to Law no. 9/2017, smoking on casino premises is only permitted in authorized segregated smoking lounges with no gaming activities and such smoking lounges are required to meet certain standards determined by the Macau government.

Anti-Money Laundering and Terrorism Financing Regulations

In conjunction with current gaming laws and regulations, the Gaming Operator is required to comply with the laws and regulations relating to anti-money laundering activities in Macau. Law no. 2/2006 (as amended pursuant to Law no. 3/2017), the Administrative Regulation no. 7/2006 (as amended pursuant to Administrative Regulation no. 17/2017) and the DICJ Instruction no. 1/2016 in effect from May 13, 2016 (as amended pursuant to DICJ Instruction no. 1/2019), govern the Gaming Operator’s compliance requirements with respect to identifying, reporting and preventing anti-money laundering and terrorism financing crimes at its casinos in Macau. Under these laws and regulations, the Gaming Operator is required to:

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

•

keep records of all electronic transactions for amounts equal to or exceeding MOP8,000 (equivalent to approximately US$995) in cases of occasional transactions and MOP120,000 (equivalent to approximately US$14,918) in cases of transactions that arose in the context of a continuous business relationship;

•	notify the Macau Finance Information Bureau if there is any sign of money laundering or financing of terrorism;

•	adopt as compliance function and appoint compliance officers; and

•	cooperate with the Macau government by providing all required information and documentation requested in relation to anti-money laundering activities.

Under Article 2 of Administrative Regulation no. 7/2006 (as amended pursuant to Administrative Regulation no. 17/2017) and the DICJ Instruction no. 1/2016 (as amended pursuant to DICJ Instruction

no.1/2019), the Gaming Operator is required to track and report transactions and granting of credit that are of MOP500,000 (equivalent to approximately US$62,159) or above. Pursuant to the legal requirements above, if the customer provides all required information, after submitting the reports, the Gaming Operator may continue to deal with those customers that were reported to the DICJ and, in case of suspicious transactions, to the Macau Finance Information Bureau.

The Gaming Operator employs internal controls and procedures designed to help ensure that its gaming and other operations are conducted in a professional manner and in compliance with internal control requirements issued by the DICJ set forth in its instruction on anti-money laundering, the applicable laws and regulations in Macau, as well as the requirements set forth in the Concession Contract.

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

Responsible Gaming Regulations

On October 18, 2019, the DICJ issued Instruction no. 4/2019, which came into effect on December 27, 2019, setting out measures for the implementation of responsible gaming principles. Under this instruction, concessionaires are required to implement certain measures to promote responsible gambling, including making information available on the risks of gambling, responsible gambling and odds, both inside and outside the casinos and gaming areas and through electronic means; creation of information and counseling kiosks and a hotline; adequate regulation of lighting inside casinos and gaming areas; self-exclusion and exclusion at third party request procedures, off-duty gaming related employees entry restriction procedures, physical entry requirements, preventive measures for restricted access by persons under 21 years of age; public exhibition of time; creation and training of teams and a coordinator responsible for promoting responsible gambling.

Law no. 16/2001, as amended in June 2022 pursuant to Law no. 7/2022, or the Macau Gaming Operations Law, also sets out responsible gaming obligations, including the obligation of the concessionaires to prepare a plan for the promotion of responsible gaming, as well as to adopt measures that allow the public, including tourists, to have sufficient information to assume a responsible, moderate and controlled posture towards gaming. These measures include providing players with information about responsible gaming behaviors, as well as about gaming dependency and addiction issues, including the information on responsible gaming; adequate measures to ensure the prohibition of entry into casinos of those to whom access is prohibited; information on the dissemination of the measure of interdiction of entry in casino upon request, as well as the means of submitting such request; creation of a specialized gaming group to provide adequate assistance and counseling services to those in need; and training and recycling actions on responsible gaming aimed at employees, as well as counselling services. Furthermore, the concessionaires must annually submit to the DICJ a report on the execution of the plan for the promotion of responsible gaming of such year, as well as a plan for the promotion of responsible gaming for the subsequent year.

Control of Cross-border Transportation of Cash Regulations

On June 12, 2017, Law no. 6/2017 with respect to the control of cross-border transportation of cash and other negotiable instruments to the bearer, was enacted. Such law came into effect on November 1, 2017. In accordance with such law, all individuals entering Macau with an amount in cash or negotiable instrument to the bearer equal to or higher than the amount determined by the order of the Chief Executive of Macau at MOP120,000 (equivalent to approximately US$14,918) will be required to declare such amount to the customs authorities. The customs authorities may also request an individual exiting Macau to declare if such individual is carrying an amount in cash or negotiable instruments to the bearer equal to or higher to such amount. Individuals that fail to duly complete the required declaration may be subject to a fine (ranging from 1% to 5% of the amount that exceeds the amount determined by the order of the Chief Executive of Macau for declaration purposes, such fine being at least MOP1,000 (equivalent to approximately US$124) and not exceeding MOP500,000 (equivalent to approximately US$62,159)). In the event the relevant customs authorities find that the cash or negotiable instrument to the bearer carried by an individual while entering or exiting Macau may be associated with or result from any criminal activity, such incident shall be notified to the relevant criminal authorities and the relevant amounts shall be seized pending investigation. See “Item 3. Key Information — D. Risk Factors — Risks relating to Conducting Business and Operating in Macau — Studio City Casino’s operations could be adversely affected by foreign exchange restrictions on the Renminbi.”

Prevention and Suppression of Corruption in External Trade Regulations

In addition to the general criminal laws regarding corrupt practices in the public and private sector that are in force in Macau, on January 1, 2015, Law no. 10/2014, criminalizing corruption acts in external trade and providing for a system for prevention and suppression of such criminal acts came into effect in Macau. Our internal policies, address this issue.

Asset Freezing Enforcement Regulations

On August 29, 2016, Law no. 6/2016 with respect to the framework for the enforcement of asset freezing orders, which comprised of United Nations Security Council sanctions resolutions for the fight against terrorism and proliferation of weapons of mass destruction, was enacted. Under this law, the Chief Executive of Macau is the competent authority to enforce freezing orders and the Asset Freeze Coordination Commission must assist the Chief Executive in all technical aspects of such enforcement. Among other entities, concessionaires are subject to certain obligations and duties regarding the freezing of assets ordered by the United Nations Security Council sanctions resolutions, including reporting and cooperation obligations.

Foreign Exchange Regulations

Concessionaires in Macau may be authorized to open foreign exchange counters at their casinos and gaming areas subject to compliance with the Foreign Exchange Agencies Constitution and Operation Law (Decree-Law no. 38/97/M), the Exchange Rate Regime (Decree-Law no. 39/97/M) and the specific requirements determined by the Monetary Authority of Macau. The transaction permitted to be performed in such counters is limited to buying and selling bank bills and coins in foreign currency, and to buying travelers checks.

Intellectual Property Rights Regulations

Our subsidiaries incorporated in Macau are subject to local intellectual property regulations. Intellectual property protection in Macau is supervised by the Intellectual Property Department of the Economic and Technological Development Bureau of the Macau government.

The applicable regime in Macau with regard to intellectual property rights is defined by two main laws. The Industrial Property Code (Decree-Law no. 97/99/M, as amended pursuant to Law no. 11/2001), covers (i) inventions meeting the patentability requirements; (ii) semiconductor topography products; (iii) trademarks; (iv) designations of origin and geographical indications; and (v) awards. The Regime of Copyright and Related Rights (Decree-Law no. 43/99/M, as amended by Law no. 5/2012), protects intellectual works and creations in the literary, scientific and artistic fields, by copyright and related rights. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Business — The possible infringement of key intellectual property used in our business, the dissemination of proprietary information used in our business or the infringement or alleged infringement of intellectual property rights belonging to third parties could adversely affect our business.”

Personal Data Regulations

Processing of personal data by our subsidiaries in Macau is subject to compliance with the Personal Data Protection Act (Law no. 8/2005), in the case of Melco Resorts Macau, any instructions issued by DICJ from time to time. The Office for Personal Data Protection, or GPDP, is the regulatory authority in Macau specially in charge of supervising and enforcing the Personal Data Protection Act. Breaches are subject to civil liability, administrative and criminal sanctions.

The legal framework and the instructions issued by DICJ require that certain procedures must be adopted before collecting, processing and/or transferring personal data, including obtaining consent from the data subject and/or notifying or requesting authorization from the GPDP and/or DICJ, as applicable, prior to processing personal data.

Cybersecurity Regulations

Law no. 13/2019, the Cybersecurity Law came into effect on December 21, 2019 and is intended to protect networks, systems and data of public and private operators of critical infra-structures, among which operators of games of chance in casino are included.

The cybersecurity system is composed of a Cybersecurity Commission, a Cybersecurity Alert and Response Incident Centre (“CARIC”) and cybersecurity supervisory entities.

Among other duties, private infrastructure operators are required to appoint a suitable and experienced person to be responsible for handling its cybersecurity and to be permanently reachable by CARIC, create a cybersecurity department, implement adequate internal cybersecurity procedures, conduct evaluations of its networks’ security and risks, submit annual reports to their supervisory entity and inform CARIC and the respective supervisory entity of any cybersecurity incidents.

Additional regulations have been enacted to further determine and detail how the above-mentioned obligations are to be fulfilled.

Labor Quotas Regulations

All businesses in Macau must apply to the Labor Affairs Bureau for labor quotas to import non-resident unskilled workers from the PRC and other regions or countries. Non-resident skilled workers are also subject to the issuance of a work permit by the Macau government, which is given individually on a case-by-case basis. Businesses are free to employ Macau residents in any position, as by definition all Macau residents have the right to work in Macau. Melco Resorts has, through its subsidiaries, two main groups of labor quotas in Macau, one to import non-skilled workers from the PRC and the other to import non-skilled workers from all other countries. The Gaming Operator is not currently allowed to hire non-Macau resident dealers and supervisors under the Macau government’s policy.

Pursuant to Macau social security laws, Macau employers must register their employees under a mandatory social security fund and make social security contributions for each of its resident employees and pay a special duty for each of its non-resident employees on a quarterly basis. Employers must also buy insurance to cover employment accidents and occupational illnesses for all employees.

Minimum Salary Regulations

On April 27, 2020, Law no. 5/2020, with respect to minimum salary, was enacted. Such law came into effect on November 1, 2020. In accordance with such law, the monthly minimum salary in Macau is MOP6,656 (equivalent to approximately US$827) per month (excluding overtime, night and shift allowances and regular bonus related payments). The minimum salary requirement applies to all workers in Macau, except domestic helpers and special needs workers.

Land Regulations

Land in Macau is legally divided into plots. In most cases, private interests in real property located in Macau are obtained through long-term leases from the Macau government.

Our subsidiary has entered into a land concession contract for the land on which the Studio City property is located. The contract has a term of 25 years and is renewable for further consecutive periods of ten years and imposes, among other conditions, a development period, a land premium payment, a nominal annual government land use fee, which may be adjusted every five years, and a guarantee deposit upon acceptance of the land lease terms, which are subject to adjustments from time to time in line with the amounts paid as annual land use fees.

The land is initially granted on a provisional basis and registered as such with the Macau Real Property Registry and only upon completion of the development is the land concession converted into definitive status and so registered with the Macau Real Property Registry.

Restrictions on Distribution of Profits Regulations

All of our subsidiaries incorporated in Macau are required to set aside a minimum of 25% of the entity’s profit after tax to the legal reserve until the balance of the legal reserve reaches a level equivalent to 50% of the entity’s share capital in accordance with the provisions of the Macau Commercial Code. The legal reserve sets aside an amount from the subsidiaries’ statements of operations and is not available for distribution to the shareholders of the subsidiaries. The appropriation of legal reserve is recorded in the subsidiaries’ financial statements in the year in which it is approved by the shareholders of the relevant subsidiaries.

As of December 31, 2022, the balance of the reserve amounted to US$6,000.

FCPA

The FCPA prohibits us and our staff and agents from offering or giving money or any other item of value to win or retain business or to influence any act or decision of any foreign official. The Code includes specific FCPA-related provisions. See “— Our Internal Control Policies.”

The Gaming Operator’s Concession

The Concession Regime

The Macau government conducted an international tender process for gaming concessions in Macau in 2022, and granted six gaming concessions to SJM, MGM Grand, Galaxy, Venetian Macau Limited (“VML”), Wynn Macau and Melco Resorts Macau, respectively. Subconcessions are prohibited. Though there are no restrictions on the number of casinos or gaming areas that may be operated under each concession, Macau government approval is required for the commencement of operations of any casino or gaming area. Prior to the tendering process in 2022, the subconcessionaires that entered into subconcession contracts with Wynn Macau, SJM and Galaxy were Melco Resorts Macau, MGM Grand Paradise and VML, respectively. The Gaming Operator executed the Subconcession Contract with Wynn Macau on September 8, 2006, which was extended until December 31, 2022 pursuant to the execution of an Amendment Agreement to the Subconcession Contract dated June 23, 2022, with Wynn Macau continuing to develop and run hotel operations and casino projects independent of the Gaming Operator. Upon the completion of the tender process for new concessions, the Gaming Operator was granted with a new gaming concession by the Macau government for a period of 10 years, effective from January 1, 2023 until December 31, 2032, and entered into the respective Concession Contract on December 16, 2022.

A summary of the key terms of the Concession Contract is as follows.

All concessionaires must pay a special gaming tax of 35% of gross gaming revenues, defined as all gaming revenues derived from casino or gaming areas, plus an annual gaming premium of:

•	MOP30 million (equivalent to approximately US$3.7 million) per annum fixed premium;

•	MOP300,000 (equivalent to approximately US$37,296) per annum per VIP gaming table;

•	MOP150,000 (equivalent to approximately US$18,648) per annum per mass market gaming table; and

•	MOP1,000 (equivalent to approximately US$124) per annum per electric or mechanical gaming subject to a minimum annual payment of an amount required for the operation of 500 gaming tables and 1,000 electronic gaming machines.

A special premium may be due by the Gaming Operator in the event the average gross gaming revenue of the Gaming Operator’s gaming tables does not reach the annual minimum of MOP7,000,000 (equivalent to approximately US$870,233) and the average gross gaming revenue of the gaming machines does not reach the annual minimum of MOP300,000 (equivalent to approximately US$37,296). The amount of the special premium is equivalent to the difference between the amount of the special gaming tax paid by the Gaming Operator and the amount that would be paid under the annual minimum set average gross gaming revenue for gaming tables and gaming machines.

The Concession Contract in Macau

The Concession Contract in Macau provides for the terms and conditions of the concession granted to the Gaming Operator with expiration on December 31, 2032. The Gaming Operator, pursuant to a legal restriction applicable to all concessionaires, does not have the right to grant a subconcession or transfer the operation to third parties.

On December 16, 2022, the Gaming Operator was granted the right to operate games of chance in casinos in Macau under a new gaming concession effective from January 1, 2023 until the expiration of the concession on December 31, 2032.

A summary of the key terms of the Concession Contract is as follows.

Gaming and Non-Gaming Investment Obligations. The Concession Contract requires the Gaming Operator to make a minimum investment in Macau of MOP11,823,700,000 (equivalent to approximately US$1.5 billion) The investment plan includes gaming and non-gaming related projects in the expansion of foreign market patrons, conventions and exhibitions, entertainment shows, sports events, art and culture, health and well-being, thematic entertainment, gastronomy, community and maritime tourism and others. Of the total investment amount referred to above, MOP10,008,000,000 (equivalent to approximately US$1.2 billion) will be applied to non-gaming related projects, with the balance applied to gaming related projects. The Gaming Operator has undertaken to carry out incremental additional non-gaming investment in the amount of approximately 20% of its initial non-gaming investment, or MOP2,003,000,000 (equivalent to approximately US$249.0 million), in the event Macau’s annual gross gaming revenue reaches MOP180,000,000,000 (equivalent to approximately US$22.4 billion) (“Incremental Investment Trigger”). This incremental investment amount is reduced to 16%, 12%, 8%, 4% of the initial non-gaming investment amount or nil, if the Incremental Investment Trigger occurs in year 6, year 7, year 8, year 9 or year 10 of the Concession, respectively.

If, after the completion of the execution of the investment plan under the Concession Contract, the total amount of expenses made by the concessionaire, directly or, with approval from the Macau government, indirectly, is lower than the global amount and the amount committed at the time of activation of the Incremental Investment Trigger, the concessionaire undertakes to use the remaining amount on projects correlated to its activity to be designated by the concessionaire and accepted by the Macau government and/or on projects that are designated by the Macau government with significant public benefit to Macau.

During the implementation of the investment plan under the Concession Contract, the Macau government may request the concessionaire to provide any document or to amend the implementation of projects contained in the investment plans to ensure compliance with current technical norms or rules and the required quality standard. However, the Macau government shall not impose any amendment that may result in an increase of the global investment amount and the amount committed at the time of activation of the Incremental Investment Trigger.

The execution of the investment plan under the Concession Contract is subject to the supervision of the Macau government, with the concessionaire being required to submit to the Macau government’s approval on an annual basis the proposal for the execution of specific projects that it intends to execute in the subsequent year, which shall contain, at least, the content of such projects, the amount of the investment, and the deadline for execution. Furthermore, the concessionaire must submit to the Macau government on an annual basis a report on the execution, in the previous year, of the investment plan under the Concession Contract and of the approved proposal for the execution of the specific investment projects, which must contain, at least, an update on the execution of the specific investment projects, the invested amount, the deadline and the results of its execution. The concessionaire must also submit any other additional information as requested by the Macau government.

Payments. Concession premiums and taxes, computed in various ways depending upon the type of gaming or activity involved, are payable to the Macau government. The method for computing these fees and taxes may be changed from time to time by the Macau government. Depending upon the particular fee or tax involved, these fees and taxes are payable either monthly or annually and are based upon either a percentage of the gross revenues or the number and type of gaming devices operated. In addition to special gaming taxes of 35% of gross gaming revenues, the Gaming Operator is also required to contribute to the Macau government an annual amount equivalent to 2% of the gross gaming revenues to a public fund that has as purposes the promotion, development or study of cultural, social, economic, educational, scientific, academic and philanthropic actions. Furthermore, the Gaming Operator is also obligated to contribute to Macau an amount equivalent to 3% of the gross gaming revenues for urban development, tourism promotion and the social security of Macau. The Gaming Operator is required to collect and pay, through withholding, statutory taxes on commissions or other remunerations paid to gaming promoters.

Termination Rights. The Macau government has the right to unilaterally terminate the Gaming Operator’s concession in the event of non-compliance by us with our basic obligations under the concession and applicable Macau laws. Upon termination, all of the Gaming Operator’s casino premises and gaming equipment, would revert or be transferred to the Macau government automatically without compensation to the Gaming Operator and the Gaming Operator would cease to generate any revenues from these operations. In many of these instances, the Concession Contract does not provide a specific cure period within which any such events may be cured and, instead, the Gaming Operator may be dependent on consultations and negotiations with the Macau government to give it an opportunity to remedy any such default. The Gaming Operator is not granted with explicit rights of veto, or of prior consultation. The Macau government may be able to unilaterally rescind the Concession Contract upon the following termination events:

•	the operation of gaming without permission or operation of business which does not fall within the business scope of the concession;

•	abandonment of approved business or suspension of operations of our gaming business in Macau without reasonable grounds;

•

transfer of all or part of the Gaming Operator’s operation in Macau in violation of the relevant laws and administrative regulations governing the operation of games of chance in casino in Macau and without Macau government approval;

•	failure to pay taxes, premiums, levies or other amounts payable to the Macau government;

•	refusal or failure to resume operations following the temporary assumption of operations by the Macau government;

•

repeated opposition to the supervision and inspection by the Macau government and failure to comply with decisions and recommendations of the Macau government, especially those of the DICJ, applicable to the Gaming Operator;

•	failure to provide or supplement the guarantee deposit or the guarantees specified in the concession within the prescribed period;

•	bankruptcy or insolvency of the Gaming Operator;

•	fraudulent activity harming public interest;

•	serious and repeated violation of the applicable rules for carrying out games of chance in casino or damage to the fairness of games of chance in casino;

•	systematic non-compliance with the Macau Gaming Operations Law’s or Concession Contract’s obligations; or

•	non-compliance with the investment amount and the respective criteria provided for in the Concession Contract, within the deadline set out by the Secretary for Economy and Finance.

In addition, the Macau government may, from the eighth year of the Concession, redeem the Concession by notice to the Gaming Operator at least one year in advance. Pursuant to such redemption, the Macau government would assume all rights and obligations of the Gaming Operator resulting from business legally and validly conducted by the Gaming Operator before the date of the redemption notice and the Gaming Operator would have a right to obtain reasonable and fair compensation under applicable Macau law.

Ownership and Capitalization. Set out below are the key terms in relation to ownership and capitalization under the Concession Contract:

•

the registered share capital and net asset value of the Gaming Operator cannot be less than MOP5,000,000,000 (equivalent to approximately US$621,595,000) and, to guarantee its performance of certain of its legal and contractual obligations, including labor obligations, the Gaming Operator must maintain a guarantee issued by a Macau SAR bank in favor of the Macau SAR in the amount of MOP1,000,000,000 (equivalent to approximately US$124,319,000) until 180 days after the earlier of the expiration or termination of the Concession;

•	the managing director of the Gaming Operator must be a permanent resident of the Macau SAR and must hold at least 15% of the registered share capital of the Gaming Operator;

•	any person who directly acquires voting rights in the Gaming Operator will be subject to authorization from the Macau government;

•

the Gaming Operator will be required to take the necessary measures to ensure that any person who directly or indirectly acquires more than 5% of the shares in the Gaming Operator would be subject to authorization from the Macau government, except when such acquisition is wholly made through the shares of publicly-listed companies tradable at a stock exchange;

•

any person who directly or indirectly acquires more than 5% of the shares in the Gaming Operator will be required to report the acquisition to the Macau government (except when such acquisition is wholly made through shares tradable on a stock exchange as a publicly-listed company);

•	the Macau government’s prior approval would be required for any recapitalization plan of the Gaming Operator; and

•	the Chief Executive of Macau could require the increase of the Gaming Operator’s share capital, if deemed necessary.

Others. In addition, the Concession Contract contains various general covenants and obligations and other provisions, including special duties of cooperation, special duties of information, and execution of the Gaming Operator’s investment obligations.

Transfers of property and credit rights of the Gaming Operator exceeding MOP100,000,000 (equivalent to approximately US$12,432,000) and loan agreements or similar arrangements executed by the Gaming Operator as borrower or creditor equal to or exceeding that amount are each subject to approval by the Macau SAR government, except for those loan agreements related to credit granted for gaming purposes. The issue of debt securities by the Gaming Operator is also subject to approval by the Macau government and the Concession prohibits the Gaming Operator from being listed on a stock exchange. The Concession requires that prior notice be given to the Macau government of financial decisions relating to the internal movement of funds of the Gaming Operator exceeding 50% of its registered capital, financial decisions relating to salaries, remuneration or benefits of employees, among others, exceeding 10% of its registered capital and other financial decisions exceeding 10% of its registered capital.

The Concession Contract provides for the Gaming Operator’s right to use the casino premises and related land for the purpose of operating games of chance under the Concession Contract during the term of the Concession Contract. On the termination or expiry of the Concession Contract, the casino premises operated by the concessionaire and the gaming equipment would automatically revert or be transferred to the Macau SAR without compensation

Taxation

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

Macau

Our subsidiaries incorporated in Macau are subject to Macau complementary tax of up to 12% on profits earned in or derived from their activities conducted in Macau. The Gaming Operator applied for and was granted the benefit of a corporate tax holiday on Macau complementary tax (but not gaming tax) from 2017 through 2021 on profits generated from gaming operations. The Gaming Operator was further granted such benefit for the period from January 1, 2022 to June 26, 2022, and from 27 June 2022 to 31 December 2022. The Gaming Operator has applied for an extension of the corporate tax holiday for the period from 1 January 2023 through 31 December 2027, and the application is currently pending approval by the Macau government.

In January 2017, the Macau government granted an extension of the Macau complementary tax exemption for our subsidiary, Studio City Entertainment, until 2021, on profits generated from income received from the Gaming Operator, to the extent that such income results from gaming operations within Studio City Casino and has been subject to gaming tax. Studio City Entertainment has applied for an extension of the complementary tax exemption for 2022 and for the period from January 1, 2023 through December 31, 2027 and such applications are currently pending approval by the Macau government. Dividend distributions by Studio City Entertainment continue to be subject to Macau complementary tax. We remain subject to Macau complementary tax on our non-gaming profits.

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

The following diagram illustrates our organizational structure, including the place of formation, ownership interest and affiliation of our significant subsidiaries, as of March 24, 2023:

Notes:

1.	Includes 747,288 Class A ordinary shares held by Melco International. See “Item 7. Major Shareholders and Related Party Transactions — A. Major Shareholders.”

2.

Reflects 124,596,560 Class A ordinary shares of SCI represented by ADSs. Information regarding beneficial ownership of the Class A ordinary shares is reported as of December 31, 2022 and is based on the information contained in the Schedule 13G/A filed by New Cotai, LLC with the SEC on February 9, 2023.

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

4.

Reflects 114,020,172 Class A ordinary shares of SCI represented by ADSs. Information regarding beneficial ownership is reported as of December 31, 2022 and is based on the information contained in the Schedule 13G/A filed by Silver Point Capital L.P. with the SEC on February 14, 2023.

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

See “Item 7. Major Shareholders and Related Party Transactions — A. Major Shareholders” for more information regarding the beneficial ownership in our Company and “Exhibit 8.1 — List of Significant Subsidiaries.”

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

Overview

We are a holding company and, through our subsidiaries, operate the non-gaming businesses of Studio City. Studio City Casino is operated by the Gaming Operator, one of the subsidiaries of Melco Resorts and a holder of a gaming concession. Our future operating results are subject to significant business, economic, regulatory and competitive uncertainties and risks, many of which are beyond our control. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Business.” For detailed information regarding our operations and development projects, see “Item 4. Information on the Company — B. Business Overview.”

A. OPERATING RESULTS

Operations

Our principal operating activities are the provision of services pursuant to a casino contract and the hospitality business in Macau. The Company monitors the operations and evaluate earnings by reviewing the assets and operations of Studio City as one operating segment. Accordingly, we do not present separate segment information. As of December 31, 2022, 2021 and 2020, we operated in one geographical area, Macau, where we generated our revenue and where our long-lived assets were located.

Our operations in 2022 continued to be significantly impacted by travel restrictions and quarantine requirements as well as casino closures. According to the DSEC, visitor arrivals to Macau decreased by 26.0% on a year-over-year basis in 2022 as compared to 2021 while, according to the DICJ, gross gaming revenues in Macau declined by 51.4% on a year- over-year basis in 2022. As we derive all of our revenues from our business and operations in Macau, our business has been materially and adversely affected by the COVID-19 pandemic.

While quarantine-free travel within Greater China has resumed and pandemic measures in Macau have eased significantly, the pace of recovery from COVID-19 is highly uncertain and will depend on the extent of any future COVID-19 outbreaks and government responses to such outbreaks, the efficacy of COVID-19 vaccines, including against any new strains of the coronavirus that causes COVID-19, the impact of potentially higher unemployment rates, declines in income levels and loss of personal wealth resulting from COVID-19 outbreaks. Moreover, even if COVID-19 outbreaks subside, there is no guarantee that travel and consumer sentiment will rebound quickly or at all. In addition, although restrictions related to COVID-19 have eased in mainland China and Macau, we cannot be certain whether authorities in these jurisdictions will reintroduce any of the previously imposed restrictions or any new restrictions in response to COVID-19 or other health emergencies.

The COVID-19 outbreak has also caused severe disruptions to the businesses of our tenants and other business partners, which may increase the risk of them defaulting on their contractual obligations with us, which may adversely affect our business, financial condition and results of operations, including causing increases in our bad debts.

Given the uncertainty around the pace of recovery from COVID-19 and the extent of any future COVID-19 outbreaks and government responses to any such outbreaks, we cannot reasonably estimate the impact to our future results of operations, cash flows and financial condition. See “Item 3. Key Information. — D. Risk Factors — Risks Relating to Our Business — COVID-19 outbreaks have had an adverse effect on our operations, which has had a significant negative effect over the past three years and may continue to materially impact our business, prospects, financial condition and results of operations.”

Summary of Financial Results

For the year ended December 31, 2022, our total operating revenues were US$11.5 million, a decrease of 89.2% from US$106.9 million of total operating revenues for the year ended December 31, 2021. Net loss attributable to Studio City International Holdings Limited for the year ended December 31, 2022 was US$326.5 million, as compared to a net loss attributable to Studio City International Holdings Limited of US$252.6 million for the year ended December 31, 2021. The change was mainly attributable to the government mandated temporary casino closures in Macau in July and heightened travel restrictions in Macau and mainland China related to COVID-19 in 2022.

	Year Ended December 31,
	2022	2021	2020
	(in thousands of US$)
Total operating revenues	$11,548	$106,868	$49,208
Total operating costs and expenses	(288,764)	(298,441)	(329,136)
Operating loss	(277,216)	(191,573)	(279,928)
Net loss attributable to Studio City International Holdings Limited	$(326,451)	$(252,555)	$(321,626)

Key Performance Indicators (KPIs)

We use the following KPIs to evaluate the operations of Studio City Casino, including table games and gaming machines:

•	Rolling chip volume: the amount of non-negotiable chips wagered and lost by the rolling chip market segment.

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

Tables games and gaming machines that were not in operation due to government mandated closures or social distancing measures in relation to the COVID-19 outbreak have been excluded. Room statistics also exclude rooms that were temporarily closed or provided to staff members due to the COVID-19 outbreak.

Year Ended December 31, 2022 Compared to Year Ended December 31, 2021

Revenues

Certain revenues of the Company were previously captioned as revenue from provision of gaming related services and are now captioned as revenue from casino contract as a result of the amendments made to the agreement for the operation of the Studio City Casino announced on June 23, 2022. The change in the revenue caption does not impact the revenue recognition policy and figures are comparable to prior periods. Our total operating revenues were US$11.5 million in 2022, a decrease of US$95.3 million, or 89.2%, from US$106.9 million of total operating revenues in 2021. The change was primarily attributable to the government mandated temporary casino closures in Macau in July and heightened travel restrictions in Macau and mainland China related to COVID-19 in 2022 which led to a decrease in revenue from casino contract and lower non-gaming revenues.

•

Revenue from casino contract. Revenue from casino contract is derived from the provision of facilities for the operations of Studio City Casino by the Gaming Operator and services related thereto pursuant to the Studio City Casino Agreement. Revenue from casino contract were negative US$56.7 million in 2022, compared with revenue from casino contract of negative US$1.5 million in 2021. The change was primarily attributable to the government mandated temporary casino closures in Macau in July and heightened travel restrictions in Macau and mainland China related to COVID-19 in 2022.

Studio City Casino generated gross gaming revenues of US$171.2 million and US$380.8 million in 2022 and 2021, respectively, before the deduction by the Gaming Operator of gaming taxes and the costs incurred in connection with its on-going operation of Studio City Casino pursuant to the Studio City Casino Agreement.

Mass market table games revenue increased to US$131.3 million in 2022 from US$313.6 million in 2021, attributable to a decrease in mass market table games drop, partially offset by an increase in mass market table games hold percentage. Mass market table games drop decreased to US$0.46 billion in 2022 from US$1.13 billion in 2021. Mass market table games hold percentage increased to 28.5% in 2022 from 27.7% in 2021.

Gaming machine revenue decreased to US$18.6 million in 2022 from US$30.4 million in 2021. This decrease is attributable to a decrease of gaming machine handle to US$0.66 billion in 2022 from

US$1.11 billion in 2021, partially offset by an increase in gaming machine win rate to 2.8% in 2022 from 2.7% in 2021. Average net win per gaming machine per day was US$75 and US$129 in 2022 and 2021, respectively.

VIP rolling chip revenue decreased to US$21.4 million in 2022 from US$36.8 million in 2021, attributable to a decrease in VIP rolling chip volume, partially offset by an increase in VIP rolling chip win rate. Studio City’s VIP rolling chip volume decreased to US$0.84 billion in 2022 from US$1.84 billion in 2021. VIP rolling chip win rate increased to 2.56% in 2022 from 2.00% in 2021.

Revenue from casino contract were negative US$56.7 million and negative US$1.5 million in 2022 and 2021, respectively. Revenue from casino contract is net of gaming taxes and the costs incurred in connection with the on-going operation of Studio City Casino deducted by the Gaming Operator.

In 2022 and 2021, total gaming taxes and costs incurred in connection with the on-going operation of Studio City Casino deducted from gross gaming revenues were US$227.9 million and US$382.3 million, respectively, which included (i) gaming taxes imposed on the gross gaming revenue of US$66.8 million and US$148.5 million, respectively; (ii) the complimentary services provided by us to Studio City Casino’s gaming patrons of US$22.9 million and US$44.1 million, respectively; (iii) shared administrative services and shuttle bus transportation services provided by us to Studio City Casino of US$17.9 million and US$20.9 million, respectively and (iv) remaining costs of US$120.3 million and US$168.8 million, respectively, primarily representing gaming-related staff costs and other gaming-related costs, including costs related to table games operations at Studio City Casino.

•

Rooms. We generate room revenues from Studio City hotel consisting of Celebrity Tower and all-suite Star Tower. Our room revenues decreased by US$20.8 million, or 53.8%, to US$17.9 million in 2022 from US$38.7 million in 2021. The decrease was primarily attributable to a decreased occupancy rate as a result of a year-over-year decrease in inbound tourism in 2022. Studio City’s average daily rate, occupancy rate and REVPAR were US$111, 28% and US$31, respectively, in 2022, as compared to US$123, 51% and US$62, respectively, in 2021.

•

Food and beverage, entertainment, mall and retail and other. Our revenues generated from food and beverage, entertainment, mall and retail and other decreased by US$16.3 million, or 36.4%, to US$28.4 million in 2022 from US$44.7 million in 2021, primarily attributable to a decrease in business activities as a result of a year-over-year decrease in inbound tourism in 2022.

•

Services fee. Our services fee revenues, which primarily consist of certain shared administrative services and shuttle bus transportation services to Studio City Casino, decreased by US$3.0 million, or 12.1%, to US$21.9 million in 2022 from US$24.9 million in 2021.

Operating Costs and Expenses

Our total operating costs and expenses decreased by US$9.7 million, or 3.2%, to US$288.8 million in 2022 from US$298.4 million in 2021.

•

Costs related to casino contract. Costs related to casino contract, which mainly represent (1) services fees for shared corporate services provided by the Master Service Providers pursuant to the Management and Shared Services Arrangements and (2) management payroll expenses, are relatively fixed in nature and amounted to US$29.9 million and US$28.1 million in 2022 and 2021, respectively.

•

Rooms. Room expenses, which represent the costs of operating the hotel facilities and respective payroll expenses, decreased by US$1.1 million, or 8.7%, to US$11.1 million in 2022 from US$12.2 million in 2021.

•

Food and beverage, entertainment, mall and retail and other. Expenses related to food and beverage, entertainment, mall and retail and other, which primarily represent the costs of operating the respective non-gaming services at Studio City and respective payroll expenses, decreased by US$4.0 million, or 11.1% to US$32.0 million in 2022 and US$36.0 million in 2021.

•

General and administrative. General and administrative expenses were US$79.8 million and US$87.6 million in 2022 and 2021, respectively. Such expenses primarily consist of payroll expenses, utilities, marketing and advertising costs, repairs and maintenance, legal and professional fees, and fees paid to the Master Service Providers for shared corporate services provided to non-gaming departments. Expenses relating to services fee revenues are also included in the general and administrative expenses.

•

Pre-opening costs. Pre-opening costs were US$3.3 million in 2022 as compared to US$1.0 million in 2021. Such costs primarily represent personnel, marketing and other costs incurred prior to the opening of new or start-up operations. The higher pre-opening costs in 2022 were mainly related to Phase 2 of Studio City.

•	Amortization of land use right. Amortization expenses for the land use right continued to be recognized on a straight-line basis at an annual rate of US$3.3 million in both 2022 and 2021.

•	Depreciation and amortization. Depreciation and amortization expenses slightly decreased by US$0.7 million, or 0.5%, to US$123.7 million in 2022 from US$124.3 million in 2021.

•

Property charges and other. Property charges and other expenses of US$5.8 million in 2022 were primarily attributable to payroll costs as a result of departmental restructuring. Property charges and other expenses of US$6.0 million in 2021 were primarily attributable to termination costs as a result of departmental restructuring and impairment of assets as a result of the remodeling of a non-gaming attraction.

Operating Loss

As a result of the foregoing, we had an operating loss of US$277.2 million in 2022, compared to an operating loss of US$191.6 million in 2021.

Non-operating Expenses, Net

Net non-operating expenses consisted of interest income, interest expenses, net of amounts capitalized, other financing costs, net foreign exchange gains, loss on extinguishment of debt and other non-operating income, net. We incurred total net non-operating expenses of US$83.7 million in 2022, compared to US$110.9 million in 2021.

•

Interest expenses, net of amounts capitalized. Interest expenses were US$92.4 million (net of amounts capitalized of US$49.6 million) in 2022, compared to US$91.0 million (net of amounts capitalized of US$23.7 million) in 2021. The increase was primarily attributable to higher interest expenses primarily a result of the issuance of 2027 Notes on February 16, 2022, and the issuance of the Additional 2029 Notes on May 20, 2021, partially offset by higher amounts capitalized for the Phase 2 project for Studio City in 2022.

•	Other financing costs. Other financing costs, which were associated with the 2021/2028 Studio City Senior Secured Credit Facility, were US$0.4 million in both 2022 and 2021.

•

Loss on extinguishment of debt. Loss on extinguishment of debt was US$28.8 million in 2021 and was associated with the early redemption of the 2024 Notes, which were refinanced by the issuance of the First 2029 Notes. No loss on extinguishment of debt was incurred in 2022.

Loss before Income Tax

As a result of the foregoing, we had a loss before income tax of US$360.9 million in 2022, compared to a loss before income tax of US$302.5 million in 2021.

Income Tax Expense/Benefit

Income tax expense was US$0.4 million in 2022 and was primarily attributable to deferred income tax expense as compared to income tax benefit of US$0.5 million in 2021 which was primarily attributable to deferred income tax benefit. The effective tax rates in 2022 and 2021 were (0.1%) and 0.2%, respectively. Our effective tax rates in 2022 and 2021 differed from the statutory Macau complementary tax rate of 12%, where the Company’s majority operations are located, primarily due to the effects of expenses for which no income tax benefit is receivable, expired tax losses, changes in valuation allowances, different tax rates of subsidiaries operating in other jurisdictions and income for which no income tax expense is payable for the relevant years together with the effect of tax losses that cannot be carried forward for the year ended December 31, 2021. Our management currently does not expect to realize significant income tax benefits associated with net operating loss carry-forwards and other deferred tax assets generated by our Macau operations. However, to the extent that the financial results of our Macau operations improve and it becomes more likely than not that the deferred tax assets are realizable, we will reduce the valuation allowance related to the net operating losses and other deferred tax assets.

Net Loss Attributable to Participation Interest

Our net loss attributable to participation interest was US$34.9 million in 2022, compared to a net loss attributable to participation interest of US$49.4 million in 2021.

Net Loss Attributable to Studio City International Holdings Limited

As a result of the foregoing, we had a net loss attributable to Studio City International Holdings Limited of US$326.5 million in 2022, compared to a net loss attributable to Studio City International Holdings Limited of US$252.6 million in 2021.

For a discussion of our results of operations for the year ended December 31, 2021 compared with the year ended December 31, 2020, see “Item 5. Operating and Financial Review and Prospects — A. Operating Results — Year Ended December 31, 2021 Compared to Year Ended December 31, 2020” of our annual report on Form 20-F for the fiscal year ended December 31, 2021, filed with the SEC on March 31, 2022.

Adjusted EBITDA

Our net income/loss before interest, taxes, depreciation, amortization, pre-opening costs, share-based compensation, property charges and other, other non-operating income and expenses, or Adjusted EBITDA, was negative US$140.8 million, negative US$56.5 million and negative US$113.8 million for the years ended December 31, 2022, 2021 and 2020, respectively.

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

Reconciliation of Net Loss Attributable to Studio City International Holdings Limited to Adjusted EBITDA

	Year Ended December 31,
	2022	2021	2020 (2)
	(in thousands of US$)
Net loss attributable to Studio City International Holdings Limited	$(326,451)	$(252,555)	$(321,626)
Net loss attributable to participation interest	(34,856)	(49,447)	(83,466)

Net loss	(361,307)	(302,002)	(405,092)
Income tax expense (credit)	382	(457)	(1,011)
Interest and other non-operating expenses, net	83,709	110,886	126,175
Property charges and other	5,799	6,031	4,798
Depreciation and amortization	126,956	127,634	160,334
Share-based compensation	361	438	791
Pre-opening costs	3,263	984	201

Adjusted EBITDA	$(140,837)	$(56,486)	$(113,804)

Adjusted EBITDA margin (1)	(1,219.6)%	(52.9)%	(231.3)%

(1)	Adjusted EBITDA margin is calculated by dividing Adjusted EBITDA by total operating revenues.

(2)

We adopted Accounting Standards Codification 326, Financial Instruments – Credit Losses (Topic 326) (“ASU 2016-13”) on January 1, 2020 under the modified retrospective method. There was no material impact on our results of operations and Adjusted EBITDA in 2020 as a result of the adoption of ASU 2016-13.

The negative Adjusted EBITDA for Studio City in 2022, 2021 and 2020 referred to in Melco Resorts’ 2022 annual report on Form 20-F were US$35.7 million, US$36.0 million and US$34.8 million less, respectively, than the negative Adjusted EBITDA of Studio City contained in this report. The Adjusted EBITDA of Studio City contained in this report includes certain intercompany charges that are not included in the Adjusted EBITDA for Studio City contained in such Melco Resorts’ annual report. Such intercompany charges include, among other items, fees and shared service charges billed between the Company and its subsidiaries and certain subsidiaries of Melco Resorts. Additionally, Adjusted EBITDA of Studio City included in such Melco Resorts’ annual report does not reflect certain intercompany costs related to the table games operations at Studio City Casino.

B. LIQUIDITY AND CAPITAL RESOURCES

We have relied on, and intend to continue to rely on, our cash generated from our operations and our debt and equity financings to meet our financing or refinancing needs.

As of December 31, 2022, we recorded US$509.5 million in cash and cash equivalents. Further, the HK$233.0 million (equivalent to approximately US$29.8 million) revolving credit facility under the 2028 Studio City Senior Secured Credit Facility is available for future drawdown as of December 31, 2022, subject to certain conditions precedent.

As of December 31, 2022, restricted cash of US$0.1 million primarily represented the cash collateral in relation to the 2028 Studio City Senior Secured Credit Facility.

We have been able to meet our working capital needs, and we believe that our current available cash and cash equivalents, bank deposits, funds available for drawdown under the 2028 Studio City Senior Secured

Credit Facility and any additional equity or debt financings will be adequate to satisfy our current and anticipated operating, debt and capital commitments, including our development project plans, as described in “— Other Financing and Liquidity Matters” below. For any additional financing requirements, we cannot provide assurance that future borrowings will be available. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Business — We may not be able to obtain adequate financing on satisfactory terms for our existing business, or at all” for more information.

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

Cash Flows

The following table sets forth a summary of our cash flows for the years presented.

	Year Ended December 31,
	2022	2021	2020
	(in thousands of US$)
Net cash used in operating activities	$(178,775)	$(136,841)	$(167,425)
Net cash used in investing activities	(453,395)	(407,235)	(209,789)
Net cash provided by financing activities	643,109	471,508	623,811
Effect of exchange rate on cash, cash equivalents and restricted cash	(705)	(3,372)	1,530

Increase (decrease) in cash, cash equivalents and restricted cash	10,234	(75,940)	248,127
Cash, cash equivalents and restricted cash at beginning of year	499,419	575,359	327,232

Cash, cash equivalents and restricted cash at end of year	$509,653	$499,419	$575,359

Operating Activities

Operating cash flows are generally affected by changes in operating income and certain operating assets and liabilities, including the receivables related to the revenue from casino contract and hotel operations, as well as the non-gaming business, including food and beverage, entertainment, mall, retail and other, which are conducted primarily on a cash basis.

We recorded net cash used in operating activities of US$178.8 million in 2022, as compared to net cash used in operating activities of US$136.8 million in 2021. The change was primarily attributable to softer performance of Studio City’s operations as described in the foregoing sections, partially offset by the decreased working capital needed for operations.

We recorded net cash used in operating activities of US$136.8 million in 2021, as compared to net cash used in operating activities of US$167.4 million in 2020. The change was primarily attributable to the improved performance of Studio City’s operations, partially offset by the increased working capital needed for operations.

Investing Activities

Net cash used in investing activities was US$453.4 million in 2022, as compared to net cash used in investing activities of US$407.2 million in 2021. Net cash used in investing activities was US$209.8 million in 2020.

Net cash used in investing activities of US$453.4 million in 2022 was primarily attributable to payments for acquisition of property and equipment of US$452.1 million.

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

Our capital expenditures on an accrual basis amounted to US$427.7 million, US$503.7 million and US$214.0 million for the years ended December 31, 2022, 2021 and 2020, respectively, primarily for the construction, development and enhancement of Studio City. We will continue to make capital expenditures to grow our business and expect that cash generated from our operating and financing activities will meet our capital expenditure needs in the foreseeable future. We expect to incur capital expenditures as we continue to expand our existing operations and open our Phase 2 project. See “— Other Financing and Liquidity Matters” below for more information.

Financing Activities

Net cash provided by financing activities was US$643.1 million in 2022, as compared to net cash provided by financing activities of US$471.5 million in 2021. Net cash provided by financing activities of US$623.8 million in 2020.

Net cash provided by financing activities of US$643.1 million in 2022 was attributable to the proceeds from the issuance of the 2027 Notes in the aggregate principal amount of US$350.0 million and net proceeds from issuance of shares of US$299.2 million, partially offset by payments of deferred financing costs of US$6.1 million.

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

Indebtedness

We enter into loan facilities and issue notes through our subsidiaries. The following table sets forth our gross indebtedness as of December 31, 2022:

	Issuer	As of December 31, 2022
		(in thousands of US$)
2028 Studio City Senior Secured Credit Facility	Studio City Company	$128
2025 Notes	Studio City Finance	500,000
2027 Notes	Studio City Company	350,000
2028 Notes	Studio City Finance	500,000
2029 Notes	Studio City Finance	1,100,000

Total		$2,450,128

Major changes in our indebtedness during the year ended and subsequent to December 31, 2022 are summarized below.

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

Other Financing and Liquidity Matters

We may obtain financing in the form of, among other things, equity or debt, including additional bank loans or high yield, mezzanine or other debt, or rely on our operating cash flow to fund the development of our projects. We are a growing company with significant financial needs. We expect to incur capital expenditures in the future as we continue to expand our existing operations and open our Phase 2 project.

We have relied, and intend in the future to rely, on our operating cash flow and different forms of financing to meet our funding needs and repay our indebtedness, as the case may be.

The timing of any future debt and equity financing activities will be dependent on our funding needs, our construction schedule, the availability of funds on terms acceptable to us and prevailing market conditions. We may carry out activities from time to time to strengthen our financial position and ability to better fund our business expansion plans. Such activities may include refinancing existing debt, monetizing assets, sale-and-leaseback transactions or other similar activities.

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

Our material cash requirements arise from the payment of interest expenses and repayment of principal relating to our indebtedness and, prior to the completion of construction, the development of the remaining land at Studio City.

Cash from financings and operations is primarily retained by our operating subsidiaries for the purposes of funding our operating activities and capital expenditures. Cash within our group is primarily transferred between our subsidiaries through intercompany loan arrangements. Financing raised by Studio City International Holdings Limited has been transferred to our financing and operating subsidiaries through the use of equity capital contributions or intercompany loan arrangements. In 2022, excluding cash transferred for the purpose of the settlement of intragroup charges, no cash has been transferred to our holding company, Studio City International Holdings Limited, from its subsidiaries. See also “Item 4. Information on the Company — B. Business Overview — Taxation” and “Item 8. Financial Information — A. Consolidated Statements and Other Financial Information — Dividend Policy.” There are no regulatory or foreign exchange restrictions or limitations on our ability to transfer cash within our corporate group or to declare dividends to holders of our ADSs, except that our subsidiaries incorporated in Macau are required to set aside a specified amount of the entity’s profit after tax as a legal reserve which is not distributable to the shareholders of such subsidiaries. See “Item 4. Information on the Company — B. Business Overview — Regulations — Restrictions on Distribution of Profits Regulations” and “Item 10. Additional Information — D. Exchange Controls.”

As of December 31, 2022, we had capital commitments contracted for but not incurred for the construction and acquisition of property and equipment mainly for the development of remaining land at Studio City totaling US$23.4 million. In addition, we have contingent liabilities arising in the ordinary course of business.

Our total long-term indebtedness and other contractual obligations as of December 31, 2022 are summarized below.

	Payments Due by Period
	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
	(in millions of US$)
Long-term debt obligations(1):
2028 Studio City Senior Secured Credit Facility	$—	$—	$—	$0.1	$0.1
2025 Notes	—	500.0	—	—	500.0
2027 Notes	—	—	350.0	—	350.0
2028 Notes	—	—	—	500.0	500.0
2029 Notes	—	—	—	1,100.0	1,100.0
Fixed interest payments	142.0	270.1	202.6	58.3	673.0
Operating leases(2)	1.1	2.3	2.3	31.3	37.0
Construction costs and property and equipment retention payables	20.4	19.4	—	—	39.8
Other contractual commitments:
Construction costs and property and equipment acquisition commitments	22.9	0.5	—	—	23.4

Total contractual obligations	$186.4	$792.3	$554.9	$1,689.7	$3,223.3

(1)	See note 10 to the consolidated financial statements included elsewhere in this annual report for further details on these debt facilities.

(2)	See note 11 to the consolidated financial statements included elsewhere in this annual report for further details on these lease liabilities.

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

C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

We have entered into licensing agreements for the use of certain trade names, including the Marriott International group in relation to the use of its various trademarks for the operation of a W-branded hotel tower by the Marriot International group at Studio City. For other intellectual property that we owned, see “Item 4. Information on the Company — B. Business Overview — Intellectual Property.”

D. TREND INFORMATION

The following trends and uncertainties may affect our operations and financial conditions:

•

The recovery from the disruptions caused by COVID-19 outbreaks, including any re-imposition of travel and visa restrictions and quarantine requirements due to any future COVID-19 outbreaks, the efficacy of COVID-19 vaccines, including against any new strains of the coronavirus that causes COVID-19, the impact of potentially higher unemployment rates, declines in income levels, and loss of personal wealth resulting from COVID-19 outbreaks affecting discretionary spending and travel, all of which remain highly uncertain. The disruptions to our business caused by COVID-19 outbreaks have had an adverse effect on our operations and any recovery from such disruptions is highly uncertain;

•

The implementation of the amended Macau Gaming Operations Law, as well as any other policies and legislation implemented by the Macau government, including interpretations thereof, such as those relating to travel and visa policies;

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

Allocations and Costs Recognized with the Studio City Casino Agreement and the Management and Shared Services Arrangements

Under the Studio City Casino Agreement, the Gaming Operator pays gaming taxes and the costs of operation of Studio City Casino. We receive the residual gross gaming revenues and recognize these amounts as our revenue from casino contract.

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

We believe the costs incurred under the Studio City Casino Agreement and the allocation methods under the Management and Shared Services Arrangements are reasonable and the consolidated financial statements reflect our cost of doing business. However, such allocations may not be indicative of the actual expenses we would have incurred had we operated as an independent company for the periods presented. See a detailed discussion of services and related charges in Note 19 to the consolidated financial statements included elsewhere in this annual report.

Property and Equipment and Other Long-lived Assets

During the construction and development stage of Studio City, direct and incremental costs related to the design and construction, including costs under construction contracts, duties and tariffs, equipment installations, shipping costs, payroll and payroll benefit related costs, applicable portions of interest, including amortization of deferred financing costs, are capitalized in property and equipment. The capitalization of such costs begins when the construction and development of a project starts and ceases once the construction is substantially completed or development activity is substantially suspended. Pre-opening costs, consisting of marketing and other expenses related to our new or start-up operations are expensed as incurred.

We recognize depreciation and amortization expense related to capitalized construction costs and other property and equipment from the time each asset is placed in service. This may occur at different stages as Studio City’s facilities are completed and opened.

Property and equipment are depreciated and amortized on a straight-line basis over the asset’s estimated useful life. The estimated useful lives are based on factors including the nature of the assets, its relationship to other assets, our operating plans and anticipated use and other economic and legal factors that impose limits. We review periodically the remaining estimated useful lives of the property and equipment. Refer to note 2(i) to the consolidated financial statements included elsewhere in this annual report for further details of estimated useful lives of the property and equipment.

Our land use right in Macau under the land concession contract for Studio City is being amortized over the estimated term of the land use right on a straight-line basis. The estimated term of the land use right under the land concession contract is based on factors including the business and operating environment of the gaming industry in Macau, laws and regulations in Macau, and our development plans. The estimated term of the land use right is periodically reviewed. Refer to note 2(o) to the consolidated financial statements included elsewhere in this annual report for further details of estimated term of the land use right.

We charge costs of repairs and maintenance to expense when incurred. The cost and accumulated depreciation of property and equipment retired or otherwise disposed of are eliminated from the respective accounts and any resulting gain or loss is included in operating income or loss.

We also review our long-lived assets with finite lives to be held and used for impairment whenever indicators of impairment exist. If an indicator of impairment exists, we then compare the estimated future cash flows of the asset, on an undiscounted basis, to the carrying value of the asset. Estimating future cash flows of the assets involves significant assumptions, including future revenue growth rates and gross margins. The undiscounted cash flows of such assets are measured by first grouping our long-lived assets into asset groups and, secondly, estimating the undiscounted future cash flows that are directly associated with and expected to arise from the use of and eventual disposition of such asset group. We define an asset group as the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities and estimate the undiscounted cash flows over the remaining useful life of the primary asset within the asset group. If the undiscounted cash flows exceed the carrying value, no impairment is indicated. If the undiscounted cash flows do not exceed the carrying value, we then record an impairment charge based on the fair value of the asset group, typically measured using a discounted cash flow model with assumptions that market participants would use in their estimates of fair value, including the estimated future cash flows and discount rate. If an asset is still under development, future cash flows include remaining construction costs. We record all recognized impairment losses, whether for assets to be disposed of or assets to be held and used as operating expenses.

During the year ended December 31, 2022 and 2021, impairment losses of nil and US$1.5 million were recognized, respectively, mainly due to reconfigurations and renovations at Studio City.

The disruptions to our business caused by COVID-19 outbreaks have had adverse effects on our financial condition and operations for the year ended December 31, 2022. As a result, we concluded that a triggering event occurred and we evaluated our long-lived assets for recoverability at interim and as of December 31, 2022 and concluded no impairment existed for the year ended and as of December 31, 2022. As discussed above, estimating future cash flows of the assets involves significant assumptions. Future changes to our estimates and assumptions based upon changes in operating results, macro-economic factors or management’s intentions may result in future changes to the future cash flows of our long-lived assets.

Revenue Recognition

Our revenues from contracts with customers consist of revenue from casino contract, sales of rooms, food and beverage, entertainment, retail and other goods and services.

Revenue from casino contract represents revenue arising from the Studio City Casino Agreement for the operations of Studio City Casino by Melco Resorts Macau. Revenue was previously captioned as revenue from provision of gaming related services before the amendment of the Services and Right to Use Arrangements on June 23, 2022, for the provision of facilities and services thereto by Studio City Entertainment to Melco Resorts Macau, under which Melco Resorts Macau operates the Studio City Casino. Melco Resorts Macau deducts gaming taxes and the costs incurred in connection with the operations of Studio City Casino pursuant to the Studio City Casino Agreement, including the standalone selling prices of complimentary services within Studio City provided to the Studio City gaming patrons, from the Studio City Casino gross gaming revenues. We recognize the residual amount as revenue from casino contract and was previously captioned as revenues from provision of gaming related services. We have concluded that we are not the controlling entity to the arrangements and recognizes the revenue from casino contract on a net basis.

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

Income Tax

Deferred income taxes are recognized for all significant temporary differences between the tax basis of assets and liabilities and their reported amounts in the consolidated financial statements. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities. As of December 31, 2022 and 2021, we recorded valuation allowances of US$91.1 million and US$74.4 million, respectively, as management believes that it is more likely than not that these deferred tax assets will not be realized. Our assessment considers, among other matters, the nature, frequency and severity of current and cumulative losses, forecasts of future profitability, and the duration of statutory carry-forward periods. To the extent that the financial results of our operations improve and it becomes more likely than not that the deferred tax assets are realizable, the valuation allowances will be reduced.

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

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. DIRECTORS AND SENIOR MANAGEMENT

Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of the date of this annual report on Form 20-F.

Directors and Executive Officers	Age	Position/Title
Lawrence Yau Lung Ho	46	Director
Evan Andrew Winkler	48	Director
Clarence Yuk Man Chung	60	Director
Geoffrey Stuart Davis	54	Director and Chief Financial Officer
Stephanie Cheung	60	Director
Akiko Takahashi	69	Director
David Anthony Reganato	43	Director
Dale Robert Black	59	Director
Dominique Mielle	54	Independent Director
Kevin F. Sullivan	70	Independent Director
Nigel Alan Dean	69	Independent Director
Kevin Richard Benning	40	Property General Manager

Directors

Mr. Lawrence Yau Lung Ho has been a member of our board of directors since July 2011. Mr. Ho was also appointed as the executive director of Melco Resorts on December 20, 2004 and served as its co-chairman and chief executive officer between December 2004 and April 2016 before being re-designated as chairman and chief executive officer in May 2016. Since November 2001, Mr. Ho has served as the managing director of Melco International and its chairman and chief executive officer since March 2006. Mr. Ho has also been appointed as the chairman and director of Maple Peak Investment Inc., a company listed on the TSX Venture Exchange in Canada, since July 2016, and also serves on numerous boards and committees of privately-held companies in Hong Kong, Macau and mainland China.

As a member of the National Committee of the Chinese People’s Political Consultative Conference, Mr. Ho serves on the board or participates as a committee member in various organizations in Hong Kong, Macau and mainland China. He is a vice chairman of All-China Federation of Industry and Commerce; a member of the All-China Youth Federation; a member of the Macau Basic Law Promotion Association; chairman of the Macau International Volunteers Association; a member of the Board of Governors of The Canadian Chamber of Commerce in Hong Kong; a member of the Asia International Leadership Council; permanent honorary committee member of The Chinese General Chamber of Commerce of Hong Kong; honorary patron of The Canadian Chamber of Commerce in Macao; honorary president of the Association of Property Agents and Real Estate Developers of Macau and a director executive of the Macao Chamber of Commerce.

In 2017, Mr. Ho was awarded the Medal of Merit-Tourism by the Macau SAR government for his significant contributions to tourism in the territory.

In recognition of Mr. Ho’s directorship and entrepreneurial spirit, he was granted the Business Awards of Macau’s “Leadership Gold Award” in 2015 and honored with the “Outstanding Individual Award” at the Industry Community Awards in 2020. Mr. Ho has been honored as one of the recipients of the “Asian Corporate Director Recognition Awards” by Corporate Governance Asia magazine for nine years since 2012 and was awarded “Asia’s Best CEO” at the Asian Excellence Awards for the 11th year in 2022.

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

Mr. David Anthony Reganato has been a member of our board of directors since March 2014. Mr. Reganato also serves on the boards of Granite Broadcasting LLC, Rotech Healthcare, Inc., Gulfport Energy Corporation, New Cotai, LLC and Trident Topco LLC (holding company of TridentCare). Mr. Reganato is a Partner with Silver Point Capital, L.P., an investment advisor, which he joined in November 2002. Prior to Silver Point Capital, L.P., Mr. Reganato worked in the investment banking division of Morgan Stanley. Mr. Reganato earned his B.S. in Finance and Accounting from the Stern School of Business at New York University.

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

Ms. Dominique Mielle has been a member of our board of directors since October 2018. Ms. Mielle was a partner at Canyon Capital Advisors, LLC, or Canyon, from August 1998 to December 2017 where she primarily focused on the transportation, technology, retail and consumer products sectors, specialized in corporate and municipal bond securitizations and was responsible for all aspects of Canyon’s collateralized loan obligations business. Ms. Mielle has over 25 years of experience on Wall Street, investing in fixed income and leading capital structure optimizations and restructurings. She was named one of the “Top 50 Women in Hedge Funds” by Ernst & Young in 2017. Prior to joining Canyon in 1998, Ms. Mielle worked at Libra Investments, Inc. as an associate in the corporate finance department covering middle market companies. Prior to that, she worked at Lehman Brothers as an analyst in the Financial Institutions group, focusing on mergers and acquisitions. Ms. Mielle also serves on the board of directors of Ready Capital Corporation, Tiptree Inc., Digicel Group and Osiris Acquisition Corp. Ms. Mielle graduated with an M.B.A. (Finance) from Stanford University and a Master in Management degree from Ecole des Hautes Etudes Commerciales in France (HEC Paris).

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

B. COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

In 2022, we paid an aggregate of US$0.9 million in cash and benefits to our directors and executive officers. We have not set aside or accrued any material amount to provide pension, retirement or other similar benefits to our directors and executive officers. None of the service agreements between us and our directors provide benefits upon termination of services.

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

D. EMPLOYEES

Staff

There were 3,571, 3,794 and 3,924 dedicated staff members as of December 31, 2022, 2021 and 2020, respectively, performing services solely at Studio City. The Gaming Operator is responsible for the hiring, managing and training of the gaming staff and deducts such costs relating to such gaming staff from Studio City Casino’s gross gaming revenue in accordance with the Studio City Casino Agreement. See “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions — Studio City Casino Agreement.” Under the Management and Shared Services Arrangements, the Master Service Providers, recruit, place, allocate, train, manage and supervise the staff who are solely dedicated to our property to perform corporate and administrative functions and carry out other non-gaming activities, and the relevant personnel costs are charged back to us. In addition, we receive certain centralized corporate and management services from the senior management and other shared service staff of the Master Service Providers who devote a portion of their time under the arrangements. See “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions — Management and Shared Services Arrangements.” The property general manager is employed by us. Our property general manager has oversight over all non-gaming staff members solely dedicated to Studio City and exercises input over their performance, which enables us to effectively evaluate their performance and manage talent. Our chief financial officer has oversight over our expenses (including shared service related items), receipts and disbursements, record-keeping and financial reporting to management and facilitates in the financial budgeting process. The following table indicates the distribution of these staff by function pursuant to the Management and Shared Services Arrangements as of December 31, 2022:

Function	Number of Staff
Management, Administrative and Finance	13
Gaming	1,690
Hotel	565
Food and Beverage	554
Property Operations	198
Entertainment	86
Marketing	176
Others	289

Total	3,571

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

E. SHARE OWNERSHIP

Share Ownership of Directors and Members of Senior Management

The following table sets forth the beneficial interest of each director and executive officer in our ordinary shares as of March 24, 2023.

	Number of Class A ordinary shares	Number of Class B ordinary shares	Approximate percentage of voting power (1)
Directors and Executive Officers:
Lawrence Yau Lung Ho (2)	463,095,592	—	54.94%
Evan Andrew Winkler	—	—	—
Clarence Yuk Man Chung	*	—	*
Geoffrey Stuart Davis	—	—	—
Stephanie Cheung	—	—	—
Akiko Takahashi	—	—	—
David Anthony Reganato	—	—	—
Dale Robert Black	—	—	—
Dominique Mielle	—	—	—
Kevin F. Sullivan	*	—	*
Nigel Alan Dean	—	—	—
Kevin Richard Benning	—	—	—
Directors and executive officers as a group	463,150,896	—	54.94%

*	Represents less than 1% of our total outstanding shares.

(1)

Percentage of voting power represents percentage of voting interest of our Class A ordinary shares and Class B ordinary shares voting together as a single class. Class B ordinary share have no economic rights. Percentage of voting power of each director and executive officer is calculated by dividing the number of Class A ordinary shares and Class B ordinary shares beneficially owned by such person or group, including shares that such person or group has the right to acquire within 60 days after March 24, 2023, by the sum of (i) 842,864,460 which is the total number of Class A ordinary shares and Class B ordinary shares outstanding as of March 24, 2023, and (ii) the number of Class A ordinary shares and Class B ordinary shares that such person or group has the right to acquire beneficial ownership within 60 days of March 24, 2023.

(2)

Represents 401,028,304 Class A ordinary shares and 15,330,000 ADSs (representing 61,320,000 Class A ordinary shares) held by MCO Cotai and 747,288 Class A ordinary shares held by Melco International, among which include 118 ADSs (representing 472 Class A ordinary shares) held by an agent on its behalf. Mr. Lawrence Ho holds approximately 58.48% of the total issued shares of Melco International, including interests of the companies which are owned or controlled by persons and/or trusts associated with him, interest of his spouse and interest of a trust in which he is one of the beneficiaries and is taken to have interest under the Securities and Futures Ordinance (Chapter 571, the Laws of Hong Kong). See “Item 7. Major Shareholders and Related Party Transactions — A. Major Shareholders.”

None of our directors or executive officers who are shareholders have different voting rights from other shareholders of our Company.

F. DISCLOSURE OF A REGISTRANT’S ACTION TO RECOVER ERRONEOUSLY AWARDED COMPENSATION

Not applicable.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. MAJOR SHAREHOLDERS

The following table sets forth the beneficial ownership of our ordinary shares as of March 24, 2023 by all persons who are known to us to be the beneficial owners of 5% or more of our share capital.

Name	Number of Class A ordinary shares beneficially owned	Number of Class B ordinary shares beneficially owned	Percentage Voting Power (1)
Melco International (2)	463,095,592	—	54.94%
New Cotai, LLC(3)	124,596,560	72,511,760	23.39%
The Silver Point Funds(4)	114,020,172	—	13.53%

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

(3)

Represents 72,511,760 Class B ordinary shares, constituting 100.0% of the outstanding Class B ordinary shares and, as of December 31, 2022, 31,149,140 ADS (representing 124,596,560 Class A ordinary shares), constituting 16.2% of the outstanding Class A ordinary shares, directly held by New Cotai, LLC. Subject to the terms of the exchange arrangements described in “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions — Pre-IPO Organizational Transactions,” New Cotai, subject to certain conditions, may exchange its Participation Interest for Class A ordinary shares. In connection with such exchange, the corresponding number of Class B ordinary shares will be canceled for no consideration. See “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions — Pre-IPO Organizational Transactions — Participation Agreement.” The number of Class A ordinary shares do not reflect the 72,511,760 of Class A ordinary shares issuable upon exchange by New Cotai of its Participation Interest. The business address of New Cotai is 2700 Patriot Boulevard, Suite 250, Glenview, Illinois 60026. Information regarding beneficial ownership of the Class A ordinary shares is reported as of December 31, 2022 and is based on the information contained in the Schedule 13G/A filed by New Cotai, LLC with the SEC on February 9, 2023.

(4)

Represents 28,505,043 ADSs (representing 114,020,172 Class A ordinary shares), constituting 14.8% of the outstanding Class A ordinary shares, held by Silver Point Capital Fund, L.P., Silver Point Capital Offshore Master Fund, L.P., Silver Point Distressed Opportunities Fund, L.P., Silver Point Distressed Opportunities Offshore Master Fund, L.P., Silver Point Distressed Opportunity Institutional Partners Master Fund

(Offshore), L.P. and Silver Point Distressed Opportunity Institutional Partners, L.P., or the Silver Point Funds, as of December 31, 2022. Silver Point Capital, L.P. or its wholly owned subsidiaries are the investment manager of the Silver Point Funds and Silver Point Capital Management, LLC is the general partner of Silver Point Capital Fund, L.P. The address of the principal business office of Silver Point Capital, L.P. is Two Greenwich Plaza, Greenwich, Connecticut 06830. Information regarding beneficial ownership is based on the information contained in the Schedule 13G/A filed by Silver Point Capital L.P. with the SEC on February 14, 2023.

As of December 31, 2022, a total of 842,864,460 Class A ordinary shares and Class B ordinary shares were outstanding, of which 368,577,580 Class A ordinary shares were registered in the name of a nominee of Deutsche Bank Trust Company Americas, the depositary under the deposit agreement. Other than as described in this annual report, we have no further information as to shares held, or beneficially owned, by U.S. persons. Since the completion of our initial public offering in October 2018, all ordinary shares underlying the ADSs have been held in Hong Kong by the custodian, Deutsche Bank AG, Hong Kong Branch, on behalf of the depositary.

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

See “Item 4. Information on the Company — C. Organizational Structure” for our current corporate structure.

B. RELATED PARTY TRANSACTIONS

For a discussion of significant related party transactions we entered into during the years ended December 31, 2022, 2021 and 2020, see note 19 to the consolidated financial statements included elsewhere in this annual report.

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

Employment Agreements

See “Item 6. Directors, Senior Management and Employees — C. Board Practices — Employment Agreements.”

Transaction with the Gaming Operator under Studio City Casino Agreement

Under the Studio City Casino Agreement, the Gaming Operator is responsible for the operation of Studio City Casino and deducts gaming taxes and the costs incurred in connection with its on-going operation of Studio City Casino from the gross gaming revenues. We receive the residual gross gaming revenues and recognize these amounts as revenue from casino contract. See “— Studio City Casino Agreement” for details of the terms of the Studio City Casino Agreement.

In 2022, 2021 and 2020, revenue from casino contract were negative US$56.7 million, negative US$1.5 million and negative US$42.7 million, respectively. Revenue from casino contract is net of gaming taxes and the costs incurred in connection with the on-going operation of Studio City Casino which are deducted by the Gaming Operator. Total gaming taxes and the costs incurred in connection with the on-going operation of Studio City Casino deducted from gross gaming revenues were US$227.9 million, US$382.3 million and US$307.1 million in 2022, 2021 and 2020, respectively.

Studio City Casino Agreement

On May 11, 2007, our subsidiary, Studio City Entertainment, and the Gaming Operator entered into a services and right to use agreement (as amended on June 15, 2012, together with the reimbursement agreement of the same date and other agreements or arrangements entered into from time to time regarding the operation of Studio City Casino) pursuant to which the Gaming Operator operated Studio City Casino. These arrangements were further amended on June 23, 2022. The Studio City Casino Agreement set forth the terms and conditions for the operation of Studio City Casino by the Gaming Operator and the obligations of Studio City Entertainment in respect thereof.

Under the Studio City Casino Agreement, the Gaming Operator manages the day-to-day operations of the Studio City Casino, provides the necessary security and develops and implements all systems and controls necessary for Studio City Casino. The Gaming Operator also recruits all casino staff, including dealers, cashiers, security and surveillance personnel and managers. The Gaming Operator will deduct gaming taxes and costs incurred in connection with its on-going operation of Studio City Casino. Such costs include the costs for allocation of any gaming tables for operation of the Studio City Casino above 26.4% of the Gaming Operator’s overall gaming tables allocated to the Gaming Operator by the Macau government. Studio City Entertainment receives the residual gross gaming revenues and recognizes these amounts as our revenue from the Studio City Casino Agreement. As the Gaming Operator was allocated 750 gaming tables by the Macau government, pursuant to the Studio City Casino Agreement, the Gaming Operator is permitted to deduct costs for the allocation of gaming tables for operation at the Studio City Casino which exceed 198 gaming tables provided such costs have been approved by the Company’s related party transactions policy.

The Studio City Casino Agreement is subject to customary events of default, including failure of Studio City Entertainment to make any payment required by the agreement or any action by Studio City Entertainment which causes or is likely to cause the Gaming Operator to be in breach of its concession. The parties may terminate the Studio City Casino Agreement in the event of a default under the Studio City Casino Agreement or, among others, as a result of regulatory review, except that as long as Studio City Entertainment is directly or indirectly under the control of Melco Resorts, the Gaming Operator may not terminate the Studio City Casino Agreement.

Management and Shared Services Arrangements

Master Services Agreement

On December 21, 2015, the Studio City Entities and the Master Service Providers entered into the Master Services Agreement, which sets out the terms and conditions that apply to certain services to be provided under the Work Agreements by the Master Service Providers to the Studio City Entities and vice versa.

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

The Master Services Agreement is effective until December 31, 2032 unless terminated, extended or renewed by mutual agreement of the parties in writing. The Master Services Agreement may be terminated (a) by mutual agreement in writing, (b) automatically if the Services and Right to Use Agreement is terminated, (c) by any party upon a 30-day prior written notice if all Work Agreements have been terminated and are no longer in effect, (d) by the Master Service Providers (i) when there is a material breach by a Studio City Entity which remains uncured after 30 days of written notice provided by the Master Service Providers of such breach, or (ii) upon a specified change of control event whereby Melco Resorts does not directly or indirectly control the Company or any other entity that controls Studio City and the gaming areas in particular, or where relevant actions taken by any lenders lead to the foregoing results, and (e) by the Studio City Entities upon any material breach by a Master Service Provider which remains uncured after 30 days of written notice of such breach. If the Master Services Agreement is terminated, all Work Agreements shall automatically terminate.

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

In the event the Management and Shared Services Arrangements are terminated, all accrued unpaid fees for relevant services will be due and payable immediately. Between the notice of termination or six months prior to the expiration and the termination or expiration date, the parties to such agreements may enter a period of transition. During the transition period, at the request of a service recipient, a service provider will cause its third-party vendors to assist and cooperate and work together with the service recipient to assist in the transition of the performance of such terminated services, including by (a) making available necessary information and materials as requested by the service recipient (excluding intellectual property), (b) complying with the termination or transition provisions of the applicable Work Agreement, (c) making available to the service recipient any personnel to answer questions that the service recipient may have regarding the terminated services or management and operation in relation thereto, and (d) assisting in development and installation of hardware and software systems as necessary to continue to manage and operate its business and properties relating to the terminated services. The transition period can be extended by up to 180 days, but cannot be extended beyond December 31, 2032.

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

Services and Right to Use Direct Agreement

On November 26, 2013, Studio City Company, the Gaming Operator, Studio City Holdings Five Limited and the security agent under the 2018 Project Facility, among others, entered into the Services and Right to Use Direct Agreement, which sets forth, among other things, certain restrictions on the rights of the Gaming Operator to (subject to the necessary regulatory approvals being obtained) suspend the continued operation of Studio City Casino and/or terminate the Studio City Casino Agreement.

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

In addition, the respective indentures governing our existing notes including the agreement for the 2028 Studio City Senior Secured Credit Facility, the 2025 Notes, the 2027 Notes, the 2028 Notes and the 2029 Notes contain certain covenants that, subject to certain exceptions and conditions, restrict the payment of dividends by some of our subsidiaries. See “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources — Restrictions on Distributions.”

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

Enforceability of Civil Liabilities

We are incorporated in the Cayman Islands because of certain benefits associated with being a Cayman Islands exempted company, such as:

•	political and economic stability;

•	an effective judicial system;

•	a favorable tax system;

•	the absence of exchange control or currency restrictions; and

•	the availability of professional and support services.

However, certain disadvantages accompany incorporation in the Cayman Islands. For example, the Cayman Islands has a less developed body of securities laws as compared to the United States and provides fewer protections to investors.

Virtually all of our assets are located outside of the United States. All of our current operations, and administrative and corporate functions are conducted in Macau, Hong Kong and Singapore. In addition, several of our directors and officers are nationals and residents of countries other than the United States. A very significant portion of the assets of these persons are located outside the United States. Due to the lack of reciprocity and treaties between the United States and some of these foreign jurisdictions, together with cost and time constraints, it may be difficult for you to effect service of process within the United States upon these persons. In particular, while none of our directors or officers spend a significant amount of time physically located in mainland China, all of our directors and officers, other than Ms. Mielle and Messrs. Sullivan, Dean, Reganato and Black, spend a significant amount of time physically located in Hong Kong and/or Macau. For the same reasons, it may also be difficult for you to enforce in the Cayman Islands, Macau, Hong Kong and Singapore courts judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against our Company and our officers and directors, several of whom are not residents in the United States and the substantial portion of whose assets are located outside of the United States.

In addition, there is uncertainty as to whether the courts of the Cayman Islands, Macau, Hong Kong or Singapore would recognize or enforce judgments of U.S. courts against our Company or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state. For instance, judgments of United States courts may not be directly enforced in Hong Kong. There are currently no treaties or other arrangements providing for reciprocal enforcement of foreign judgments between Hong Kong and the United States. However, the common law permits an action to be brought upon a foreign judgment. That is to say, a foreign judgment itself may form the basis of a cause of action since the judgment may be regarded as creating a debt between the parties to it. In a common law action for enforcement of a foreign judgment in Hong Kong, the enforcement is subject to various conditions, including but not limited to, that the foreign judgment is a final judgment conclusive upon the merits of the claim (but not otherwise), the judgment is for a liquidated amount in a civil matter and not in respect of taxes, fines, penalties, or similar charges, the proceedings in which the judgment was obtained were not contrary to natural justice, and the enforcement of the judgment is not contrary to public policy of Hong Kong. Such a judgment must be for a fixed sum and must also come from a “competent” court as determined by the private international law rules applied by the Hong Kong courts. The defenses that are available to a defendant in a common law action brought on the basis of a foreign judgment include lack of jurisdiction, breach of natural justice, fraud, and contrary to public policy. However, a separate legal action for debt must be commenced in Hong Kong in order to recover such debt from the judgment debtor. Similarly, the judgment of United States courts may not be directly enforced in Macau. There are currently no treaties or other arrangements providing for reciprocal enforcement of foreign judgments between Macau and the United States. However, Macau’s civil procedure law permits an action to be brought to the Macau Second Instance Court for the recognition of a judgment obtained in a foreign jurisdiction. That is to say, upon recognition, a foreign judgment itself would be treated by the courts of Macau as a cause of action in itself so that no retrial of the issues would be necessary. In an action for recognition of a foreign judgment in Macau, the recognition is subject to various conditions, including but not limited to, that the foreign judgment is a final judgment conclusive upon the merits of the claim, the judgment is not in respect of taxes, fines, penalties, or similar fiscal or tax revenue obligations, the proceedings in which the judgment was obtained were not contrary to natural justice, the enforcement of the judgment is not contrary to public policy of Macau, and interest charged to the debtor does not breach usury laws. Such a judgment must be for a definite sum and must also come from a “competent” court as determined by the private international law rules applied by the Macau courts. The defenses that are available to a defendant in an action brought for the recognition of a foreign judgment include lack of jurisdiction, breach of natural justice, fraud, inobservance of due process, improper service of process to the defendant, and contrary to public policy. However, a separate legal action for enforcement of the foreign judgment must be commenced in Macau in order to recover a debt from the judgment debtor, in case the debtor does not make voluntary payment of its debt upon recognition of the foreign judgment by the Courts in Macau.

Furthermore, it is uncertain whether such Cayman Islands, Macau, Hong Kong or Singapore courts would be competent to hear original actions brought in the Cayman Islands, Macau, Hong Kong or Singapore against us or such persons predicated upon the securities laws of the United States or any state. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Shares and ADSs — You may have difficulty enforcing judgments obtained against us.”

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

A quorum required for a meeting of shareholders consists of one or more shareholders who hold at least 50 percent of our ordinary shares at the meeting present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative. Shareholders’ meetings are held at least annually and may be convened by our board on its own initiative or, failing a request by our board, upon a request to the directors by shareholders holding in aggregate at least 20 percent of our paid-up capital as at the date of deposit of the requisition carries the right of voting at such meetings. Advance notice of at least seven clear days is required for the convening of our annual general meeting and other shareholders meetings.

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

The plan of merger or consolidation must be filed with the Registrar of Companies in the Cayman Islands together with a declaration (among other matters) as to the solvency of the consolidated or surviving company, a declaration as to the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger and consolidation will be published in the Cayman Islands Gazette. Dissenting shareholders have the right to be paid the fair value of their shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) if they follow the required procedures, subject to certain exceptions. The fair value of the shares will be determined by the Cayman Islands court if it cannot be agreed among the parties. Court approval is not required for a merger or consolidation effected in compliance with these statutory procedures.

In addition, there are statutory provisions that facilitate, compromises or arrangements between a Cayman Islands company and its shareholders (or any class of them).

Following amendments to the Companies Act that became effective on August 31. 2022, the majority-in-number “headcount test” in relation to the approval of shareholders’ schemes of arrangement was abolished. Section 86(2A) of the Companies Act provides that, if 75% in value of the shareholders (or class of shareholders) of a Cayman Islands company agree to any compromise or arrangement, such compromise or arrangement shall, if sanctioned by the Cayman Court, be binding on all shareholders (or class of shareholders) of such company and on the company itself. Where a Cayman Islands company is in the course of being wound up, such compromise or arrangement would be binding on the liquidator and contributories of the company. In contrast, section 86(2) of the Companies Act continues to require (a) approval by a majority in number representing 75% in value; and (b) the sanction of the Grand Court of the Cayman Islands, in relation to any compromise or arrangement between a company and its creditors (or any class of them). At the initial directions hearing, the Cayman Islands court will make orders for (among other things) the convening of the meetings of creditors or shareholders (or classes of them, as applicable). While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

•	the company has complied with the directions set down by the Cayman Islands court;

•	meeting was properly held and the statutory provisions as to the required majority vote have been met;

•

the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

•	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his/her interest.

If a compromise or arrangement of a Cayman Islands company is thus approved by the shareholders in the context of a shareholders’ scheme and the Cayman Islands court subsequently sanctions such scheme, the dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares. This is because such scheme will be binding on all shareholders (or class of shareholders), regardless of whether all the shareholders (or class of shareholders) approved the scheme, upon the sanction order being made. Having said that, a dissenting shareholder would have the right to appeal the making of the sanction order to the Cayman Islands Court of Appeal, if there were grounds for doing so.

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

Passive Foreign Investment Company

Based on the value of our assets and the composition of our income and assets, we do not believe we were a PFIC for our taxable year ended December 31, 2022. However, the determination of PFIC status involves extensive factual investigation, including ascertaining the fair market value of all of our assets on a quarterly basis and the character of each item of income that we earn, and is subject to uncertainty in several respects. Changes in the composition of our income or assets or the value of our assets may cause us to become a PFIC. The determination of the value of our assets may depend in part upon the value of our goodwill not reflected on our balance sheet (which may depend upon the market value of the ADSs and ordinary shares from time to time, which may be volatile). Accordingly, we cannot assure you that we will not be a PFIC for our current taxable year ending December 31, 2023 or for any future taxable year. Our United States tax counsel therefore expresses no opinion with respect to our PFIC status for any taxable year or our beliefs and expectations relating to such status set forth in this discussion.

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

For this purpose, passive income generally includes dividends, interest, gains from the sale or exchange of investment property, royalties and rents (other than certain royalties and rents derived in the active conduct of a trade or business and not derived from a related person). We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% by value of the stock.

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

J. ANNUAL REPORT TO SECURITY HOLDERS

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

Major currencies in which our cash and bank balances (including restricted cash) were held as of December 31, 2022 included U.S. Dollars, Hong Kong Dollars and Patacas. Based on the cash and bank balances as of December 31, 2022, an assumed 1% change in the exchange rates between currencies other than U.S. Dollars against the U.S. Dollar would cause a maximum foreign transaction gain or loss of approximately US$0.5 million for the year ended December 31, 2022.

To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk.

Inflation Risk

We generated all of our revenues from our operations in Macau in 2022, 2021 and 2020. Inflation did not have a material impact on our results of operations. According to the Statistics and Census Services of the Macau government, inflation as measured by the consumer price index in Macau was 1.04%, 0.03% and 0.81% in 2022, 2021 and 2020, respectively. Although we have not been materially affected by inflation since our inception, we can provide no assurance that we will not be affected in the future by higher rates of inflation in Macau.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. DEBT SECURITIES

Not applicable.

B. WARRANTS AND RIGHTS

Not applicable.

C. OTHER SECURITIES

Not applicable.

D. AMERICAN DEPOSITARY SHARES

Deutsche Bank Trust Company Americas serves as the depositary bank for our ADS facility. Its principal executive office is located at 1 Columbus Circle, Mail Stop NYC01-1710, New York, New York, 10019.

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

In 2022, we did not receive any fees or other payments from the depositary.

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

Our Company’s management assessed the effectiveness of our Company’s internal control over financial reporting as of December 31, 2022. In making this assessment, our Company’s management used the framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control — Integrated Framework (2013).

Based on this assessment, management concluded that, as of December 31, 2022, our Company’s internal control over financial reporting is effective based on the framework set forth by Committee of Sponsoring Organizations of the Treadway Commission in Internal Control — Integrated Framework (2013).

Ernst & Young LLP, our independent registered public accounting firm that issues the audit report included elsewhere in this annual report on Form 20-F, has issued an attestation report on management’s assessment of the issuer’s internal control over financial reporting.

Attestation Report of the Registered Public Accounting Firm

The effectiveness of our Company’s internal control over financial reporting as of December 31, 2022, has been audited by Ernst & Young LLP, located in Singapore, an independent registered public accounting firm, as stated in their report which appears herein.

Changes in Internal Controls Over Financial Reporting

There were no changes in our Company’s internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the year ended December 31, 2022 that have materially affected, or are reasonably likely to materially affect, our Company’s internal control over financial reporting.

ITEM 16.	[Reserved]

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

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

Our board has adopted a code of business conduct and ethics that applies to our directors, officers, employees and agents, including our property general manager, chief financial officer and any other persons who perform similar functions for us. The code of business conduct was last amended on December 7, 2021. We have posted our current code of business conduct and ethics on our website at www.studiocity-macau.com. We intend to disclose future amendments to certain provisions of the code of business conduct and ethics, and waivers thereof granted to executive officers and directors, on the website within four business days following the date of the amendment or waiver. We hereby undertake to provide to any person without charge, a copy of our code of business conduct and ethics within ten working days after we receive such person’s written request.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by our principal external auditors, for the years indicated. We did not pay any other fees to our auditor during the years indicated below.

	Year Ended December 31,
	2022	2021
	(In thousands of US$)
Audit fees (1)	$902	$511
Audit-related fees (2)	149	216
Tax fees(3)	—	4
All other fees	—	—

(1)	“Audit fees” means the aggregate fees in each of the fiscal years indicated for our calendar year audits.

(2)	“Audit-related fees” primarily include the aggregate fees for professional services provided in connection with the issuances of senior notes by the Company and other assurance services.

(3)	“Tax fees” include fees billed for tax consultations.

The policy of our audit and risk committee is to pre-approve all audit and non-audit services provided by our independent registered public accounting firm, including audit services, audit-related services, tax services and other services, other than those for de minimis services which are approved by our audit and risk committee prior to the completion of the audit.

For the years ended December 31, 2022 and 2021, none of the total audit-related fees as described above were approved by our audit and risk committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

No purchase of equity security in the Company was made by or on behalf of the Company or any affiliated purchaser in the fiscal year ended December 31, 2022.

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

The audit and risk committee, or the audit committee, of the board of directors of the Company conducted a review process to consider the selection of the Company’s independent registered public accounting firm for the audits of the Company’s consolidated financial statements and internal control over financial reporting as of and for the fiscal year ending December 31, 2022 to be filed with the SEC.

On August 16, 2022, the board of directors of the Company approved the appointment of Ernst & Young LLP, located in Singapore, or EY SG, and dismissed Ernst & Young, located in Hong Kong, Special Administrative Region of the PRC, or EY HK, as the Company’s independent registered public accounting firm for the audits of the Company’s consolidated financial statements and internal control over financial reporting to be filed with the SEC, effective on August 16, 2022. Both EY SG and EY HK are member firms of Ernst & Young Global Limited, each of which is a separate legal entity. The change of the Company’s independent registered public accounting firm was recommended by the audit committee and made after a review process conducted by the audit committee. In addition, EY SG will also replace EY HK as the independent auditors of Studio City Finance Limited and Studio City Investments Limited, including with respect to filings to be made with the Singapore Stock Exchange.

EY HK’s audit reports on the Company’s consolidated financial statements as of and for the years ended December 31, 2021 and 2020 did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles.

During each of the years ended December 31, 2021 and 2020, and in the subsequent interim period through August 18, 2022, there has been no disagreement (as defined in Item 16F(a)(1)(iv) to Form 20-F and the related instructions thereto) with EY HK on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of EY HK, would have caused them to make reference to the subject matter of the disagreements in their reports on the consolidated financial statements for such years, and no “reportable events” occurred (as set forth in Item 16F(a)(1)(v) of Form 20-F).

The Company provided EY HK with a copy of the disclosures it is making in this annual report on Form 20-F and requested from EY HK a letter addressed to the Securities and Exchange Commission indicating whether it agrees with such disclosures. A copy of EY HK’s letter dated March 31, 2023 is attached as Exhibit 15.1.

During each of the years ended December 31, 2021 and 2020, and the subsequent interim period through August 15, 2022, neither the Company nor anyone on behalf of the Company has consulted with EY SG regarding (i) the application of accounting principles to a specific transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s consolidated financial statements, and neither a written report nor oral advice was provided to the Company that EY SG concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing, or financial reporting issues, (ii) any matter that was the subject of disagreement pursuant to Item 16F(a)(1)(iv) of the instructions to Form 20-F, or (iii) any reportable events pursuant to Item 16F(a)(1)(v) of the instructions to Form 20-F.

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

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

(a)    As disclosed under Item 4.C., Item 6.E. and Item 7.A., a majority of our voting securities are held of record by MCO Cotai, which is majority owned by Melco Resorts. The majority of the voting securities of Melco Resorts are held of record by Melco Leisure, which is wholly owned by Melco International. A majority of Melco International’s voting securities are beneficially owned by our Chairman, Mr. Lawrence Ho, through interests of the companies which are owned or controlled by the persons and/or trusts associated with him, the interest of his spouse and the interest of a trust in which he is one of the beneficiaries and is taken to have interest under the Securities and Futures Ordinance (Chapter 571, the Laws of Hong Kong). Neither Mr. Ho, nor any of our other directors, are members of the Chinese Communist Party.

A significant portion of our voting securities, and those of Melco International, are publicly held. Based on a review of the stockholder lists of our Company, Melco Resorts and Melco International, we are not aware of any governmental entities in mainland China or Hong Kong that are beneficial or record holders of any shares of our Company, Melco Resorts or Melco International. In addition, no such governmental entities have made any disclosures on Schedule 13D, Schedule 13G or under Part XV of the Hong Kong Securities and Futures Ordinance indicating that they own any shares of our Company, Melco or Melco International.

Based on the above, we believe that our Company is not owned or controlled by any governmental entities in mainland China or Hong Kong as of the date of filing of this Form 20-F.

(b)

(1)    For the fiscal year ended December 31, 2021, Ernst & Young, located in Hong Kong, Special Administrative Region of the PRC (“EY HK”), issued an audit report for our Company. On December 16, 2021, the U.S. Public Company Accounting Oversight Board (“PCAOB”) determined that it was unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong (including EY HK) because of positions taken by authorities in the PRC and Hong Kong. On December 15, 2022, the PCAOB vacated its December 16, 2021 determination, and announced that it had secured complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong (including EY HK).

(2)     Based on a review of the shareholder lists of our Company, Melco Resorts and Melco International, we are not aware of any governmental entities in mainland China, Hong Kong or the Cayman Islands (where we are incorporated) that are beneficial or record owners of any shares of our Company, Melco Resorts or Melco International. In addition, no such governmental entities have made any disclosures on Schedule 13D, Schedule 13G or under Part XV of the Hong Kong Securities and Futures Ordinance indicating that they own any shares of our Company, Melco Resorts or Melco International. Based on the above, we believe that none of our ordinary shares or ADSs are owned beneficially or of record by any governmental entities in either mainland China, Hong Kong or the Cayman Islands. However, a significant, but minority, portion of the shares of our Company, Melco Resorts and Melco International are publicly held by intermediaries on behalf of beneficial owners who are not known to us. None of these unknown beneficial owners has ever asserted any control or influence over us.

(3)     No governmental entities in mainland China or Hong Kong have a controlling financial interest in our Company as of the date of filing of this Form 20-F.

(4)     No members of our board or any of our subsidiaries is an official of the Chinese Communist Party.

(5)     The Company’s amended and restated memorandum and articles of association do not contain any portion of the charter of the Chinese Communist Party.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements of Studio City International Holdings Limited and its subsidiaries are included at the end of this annual report.

ITEM 19.	EXHIBITS

Exhibit Number	Description of Document

1.1	Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated by reference to Exhibit 1.1 from our annual report on Form 20-F for the fiscal year ended December 31, 2018 (File No. 001-38699), filed with the SEC on March 29, 2019)

1.2	Memorandum and Articles of Association of MSC Cotai Limited (incorporated by reference to Exhibit 1.2 from our annual report on Form 20-F for the fiscal year ended December 31, 2018 (File No. 001-38699), filed with the SEC on March 29, 2019)

2.1	Form of Registrant’s Specimen American Depositary Receipt (included in Exhibit 2.3)

2.2	Registrant’s Specimen Certificate for Ordinary Shares (incorporated herein by reference to Exhibit 4.2 from our registration statement on Form F-1 (File No. 333-227232), as amended, initially filed with the SEC on September 7, 2018)

2.3†	Form of Deposit Agreement between the Registrant, the depositary and owners and holders of the ADSs

2.4	Amended and Restated Credit Agreement relating to HK$233 million revolving credit facility and HK$1 million term loan facility dated November 23, 2016, among Studio City Company Limited and certain of its subsidiaries and affiliates with Bank of China Limited, Macau Branch, among others (incorporated herein by reference to Exhibit 4.15 from our registration statement on Form F-1 (File No. 333-227232), as amended, initially filed with the SEC on September 7, 2018)

2.5	Amended and Restated Shareholders’ Agreement, among MCO Cotai Investments Limited, New Cotai, LLC, Melco Resorts & Entertainment Limited and the Registrant (incorporated by reference to Exhibit 2.12 from our annual report on Form 20-F for the fiscal year ended December 31, 2018 (File No. 001-38699), filed with the SEC on March 29, 2019)

2.6	Amended and Restated Registration Rights Agreement, between New Cotai, LLC and the Registrant (form of which is incorporated herein by reference to Exhibit 10.5 from our registration statement on Form F-1 (File No. 333-227232), as amended, initially filed with the SEC on September 7, 2018)

2.7	Indenture relating to 6.000% senior notes due 2025 and dated July 15, 2020, among Studio City Finance Limited, as issuer, the subsidiary guarantors parties thereto, and Deutsche Bank Trust Company Americas, as trustee (incorporated by reference to Exhibit 2.16 from our annual report on Form 20-F for the fiscal year ended December 31, 2020 (File No. 001-38699), filed with the SEC on March 31, 2021)

2.8	Indenture relating to 6.500% senior notes due 2028 and dated July 15, 2020, among Studio City Finance Limited, as issuer, the subsidiary guarantors parties thereto, and Deutsche Bank Trust Company Americas, as trustee (incorporated by reference to Exhibit 2.17 from our annual report on Form 20-F for the fiscal year ended December 31, 2020 (File No. 001-38699), filed with the SEC on March 31, 2021)

2.9	Indenture relating to 5.000% senior notes due 2029 and dated January 14, 2021, among Studio City Finance Limited, as issuer, the subsidiary guarantors parties thereto, and Deutsche Bank Trust Company Americas, as trustee (incorporated by reference to Exhibit 2.18 from our annual report on Form 20-F for the fiscal year ended December 31, 2020 (File No. 001-38699), filed with the SEC on March 31, 2021)

2.10	Amended and Restated Credit Agreement relating to HK$233 million revolving credit facility and HK$1 million term loan facility dated March 15, 2021, among Studio City Company Limited and certain of its subsidiaries and affiliates with Bank of China Limited, Macau Branch, among others (incorporated by reference to Exhibit 2.20 from our annual report on Form 20-F for the fiscal year ended December 31, 2020 (File No. 001-38699), filed with the SEC on March 31, 2021)

Exhibit Number	Description of Document

2.11	Indenture relating to 7.000% senior notes due 2027 and dated February 16, 2022, among Studio City Company Limited, as issuer, the guarantors parties thereto, and Deutsche Bank Trust Company Americas, as trustee (incorporated by reference to Exhibit 2.11 from our annual report on Form 20-F for the fiscal year ended December 31, 2021 (File No. 001-38699), filed with the SEC on March 31, 2022)

2.12	Supplemental Indenture relating to 7.000% senior notes due 2027 and dated February 16, 2022, among Studio City Company Limited, Industrial and Commercial Bank of China (Macau) Limited, as the security agent, DB Trustees (Hong Kong) Limited, as the intercreditor agent, and Deutsche Bank Trust Company Americas, as the trustee (incorporated by reference to Exhibit 2.12 from our annual report on Form 20-F for the fiscal year ended December 31, 2021 (File No. 001-38699), filed with the SEC on March 31, 2022)

2.13	Amendment and Restatement dated February 7, 2022 (in respect of the Intercreditor Agreement originally dated December 1, 2016) among Studio City Company Limited, the guarantors of the 7.000% senior secured notes due 2027, the lenders and agent for Studio City Company Limited’s HK$233 million revolving credit facility and HK$1 million term loan facility, the security agent and intercreditor agent named therein, among others (incorporated by reference to Exhibit 2.13 from our annual report on Form 20-F for the fiscal year ended December 31, 2021 (File No. 001-38699), filed with the SEC on March 31, 2022)

2.14*	Description of Registrant’s Securities

4.1	Form of Indemnification Agreement between the Registrant and each of its directors and executive officers (incorporated herein by reference to Exhibit 10.1 from our registration statement on Form F-1 (File No. 333-227232), as amended, initially filed with the SEC on September 7, 2018)

4.2	Form of Employment Agreement with the Executive Officers of the Registrant (incorporated herein by reference to Exhibit 10.2 from our registration statement on Form F-1 (File No. 333-227232), as amended, initially filed with the SEC on September 7, 2018)

4.3	Reimbursement Agreement dated June 15, 2012, between Studio City Entertainment Limited and Melco Resorts (Macau) Limited, which was formerly known as Melco Crown (Macau) Limited (incorporated herein by reference to Exhibit 10.8 from our registration statement on Form F-1 (File No. 333-227232), as amended, initially filed with the SEC on September 7, 2018)

4.4	Services and Right to Use Direct Agreement dated November 26, 2013, among Studio City Company Limited as borrower, Melco Resorts (Macau) Limited, which was formerly known as Melco Crown (Macau) Limited, Studio City Holdings Five Limited, Industrial and Commercial Bank of China (Macau) Limited as security agent and POA agent and Deutsche Bank AG, Hong Kong Branch as agent, among others (incorporated herein by reference to Exhibit 10.9 from our registration statement on Form F-1 (File No. 333-227232), as amended, initially filed with the SEC on September 7, 2018)

4.5	Master Services Agreement dated December 21, 2015, among Studio City Entertainment Limited, Melco Resorts (Macau) Limited, which was formerly known as Melco Crown (Macau) Limited, and other subsidiaries and affiliates of the Registrant (incorporated herein by reference to Exhibit 10.10 from our registration statement on Form F-1 (File No. 333-227232), as amended, initially filed with the SEC on September 7, 2018)

4.6	Work Agreement No. 1 dated December 21, 2015, related to sale and purchase of certain property, plant and equipment and inventory and supplies among Studio City Entertainment Limited and other subsidiaries and affiliates of the Registrant (incorporated herein by reference to Exhibit 10.11 from our registration statement on Form F-1 (File No. 333-227232), as amended, initially filed with the SEC on September 7, 2018)

Exhibit Number	Description of Document

4.7	Work Agreement No. 2 dated December 21, 2015, related to corporate services among Studio City Entertainment Limited and other subsidiaries and affiliates of the Registrant (incorporated herein by reference to Exhibit 10.12 from our registration statement on Form F-1 (File No. 333-227232), as amended, initially filed with the SEC on September 7, 2018)

4.8	Work Agreement No. 3 dated December 21, 2015, related to certain pay-as-used charges among Studio City Entertainment Limited and other subsidiaries and affiliates of the Registrant (incorporated herein by reference to Exhibit 10.13 from our registration statement on Form F-1 (File No. 333-227232), as amended, initially filed with the SEC on September 7, 2018)

4.9	Work Agreement No. 4 dated December 21, 2015, related to operational and property sharing services among Studio City Entertainment Limited and other subsidiaries and affiliates of the Registrant (incorporated herein by reference to Exhibit 10.14 from our registration statement on Form F-1 (File No. 333-227232), as amended, initially filed with the SEC on September 7, 2018)

4.10	Work Agreement No. 5 dated December 21, 2015, related to limousine transportation services among Studio City Hotels Limited and other subsidiaries and affiliates of the Registrant (incorporated herein by reference to Exhibit 10.15 from our registration statement on Form F-1 (File No. 333-227232), as amended, initially filed with the SEC on September 7, 2018)

4.11	Work Agreement No. 6 dated December 21, 2015, related to aviation services among Studio City Entertainment Limited and other subsidiaries and affiliates of the Registrant (incorporated herein by reference to Exhibit 10.16 from our registration statement on Form F-1 (File No. 333-227232), as amended, initially filed with the SEC on September 7, 2018)

4.12	Work Agreement No. 7 dated December 21, 2015, related to collection and payment services among Studio City Entertainment Limited and other subsidiaries and affiliates of the Registrant (incorporated herein by reference to Exhibit 10.17 from our registration statement on Form F-1 (File No. 333-227232), as amended, initially filed with the SEC on September 7, 2018)

4.13	Work Agreement No. 8 dated December 21, 2015, related to limousine transportation services among Studio City Hotels Limited and other subsidiaries and affiliates of the Registrant (incorporated herein by reference to Exhibit 10.18 from our registration statement on Form F-1 (File No. 333-227232), as amended, initially filed with the SEC on September 7, 2018)

4.14	English Translation of the Order of Secretary for Public Works and Transportation published in Macau Official Gazette No. 100/2001 dated October 9, 2001, in relation to the Studio City Land Concession (incorporated herein by reference to Exhibit 10.19 from our registration statement on Form F-1 (File No. 333-227232), as amended, initially filed with the SEC on September 7, 2018)

4.15	English Translation of the amended Order of Secretary for Public Works and Transportation published in Macau Official Gazette No. 31/2012 dated July 19, 2012, in relation to the Studio City Land Concession (incorporated herein by reference to Exhibit 10.20 from our registration statement on Form F-1 (File No. 333-227232), as amended, initially filed with the SEC on September 7, 2018)

4.16	English Translation of the amended Order of Secretary for Public Works and Transportation published in Macau Official Gazette No. 92/2015 dated September 10, 2015, in relation to the Studio City Land Concession (incorporated herein by reference to Exhibit 10.21 from our registration statement on Form F-1 (File No. 333-227232), as amended, initially filed with the SEC on September 7, 2018)

4.17	Participation Agreement among MSC Cotai Limited, New Cotai, LLC and the Registrant (form of which is incorporated herein by reference to Exhibit 10.22 from our registration statement on Form F-1 (File No. 333-227232), as amended, initially filed with the SEC on September 7, 2018)

Exhibit Number	Description of Document

4.18	Implementation Agreement among MCO Cotai Investments Limited, New Cotai, LLC, Melco Resorts & Entertainment Limited and the Registrant (form of which is incorporated herein by reference to Exhibit 10.23 from our registration statement on Form F-1 (File No. 333-227232), as amended, initially filed with the SEC on September 7, 2018)

4.19*	Studio City Casino Agreement by and among Studio City Entertainment Limited and Melco Resorts (Macau) Limited, dated June 23, 2022

4.20*	Extension Agreement to Master Services Agreement and Work Agreements, dated March 30, 2023

8.1*	List of Significant Subsidiaries

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Letter from Ernst & Young, located in Hong Kong, Special Administrative Region of the PRC, to the U.S. Securities and Exchange Commission

101.INS*	Inline XBRL Instance Document-this instance document does not appear in the Interactive Data file because its XBRL tags are embedded within the Inline XBRL document

101.SCH*	Inline XBRL Taxonomy Extension Schema Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Furnished with this annual report on Form 20-F.

†	Previously filed with the Registration Statement on Form F-6 (File No. 333-227759), dated October 9, 2018, and incorporated herein by reference.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

STUDIO CITY INTERNATIONAL HOLDINGS LIMITED

Date: March 31, 2023	By:	/s/ Kevin Richard Benning
Name: Kevin Richard Benning
Title: Property General Manager

STUDIO CITY INTERNATIONAL HOLDINGS LIMITED
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020

Page

Reports of Independent Registered Public Accounting Firm (PCAOB ID: 1247 and 1409)	F-2

Consolidated Balance Sheets as of December 31, 2022 and 2021	F- 7

Consolidated Statements of Operations for the Years Ended December 31, 2022, 2021 and 2020	F- 9

Consolidated Statements of Comprehensive Loss for the Years Ended December 31, 2022, 2021 and 2020	F-1 1

Consolidated Statements of Equity for the Years Ended December 31, 2022, 2021 and 2020	F-1 2

Consolidated Statements of Cash Flows for the Years Ended December 31, 2022, 2021 and 2020	F-1 3

Notes to Consolidated Financial Statements for the Years Ended December 31, 2022, 2021 and 2020	F-1 5

Schedule 1 – Studio City International Holdings Limited Condensed Financial Statements as of December 31, 2022 and 2021 and for the Years Ended December 31, 2022, 2021 and 2020	F- 4 6

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and the Board of Directors of Studio City International Holdings Limited
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheet of Studio City International Holdings Limited (the Company) as of December 31, 2022, the related consolidated statements of operations, comprehensive loss, equity and cash flows for the year ended December 31, 2022, and the related notes and the financial statement schedule included in Schedule 1 (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2022, and the results of its operations and its cash flows for the year ended December 31, 2022, in conformity with U.S. generally accepted accounting principles.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated March 31, 2023 expressed an unqualified opinion thereon.
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

Impairment assessment of long-lived assets

Description of the Matter
At December 31, 2022, the Company’s long-lived asset group to be held and used, comprised of property and equipment, intangible assets, other long-term assets, land use right and operating lease right-of-use
assets, were $3.0 billion. As described in Note 2(m) to the consolidated financial statements, long-lived assets with finite lives to be held and used are evaluated for impairment whenever indicators of impairment exist. As the Company generated operating losses due to the severe decline in overall market conditions resulting from the impact of
COVID-19
during 2022, the Company evaluated the asset group for recoverability as of December 31, 2022 and concluded no impairment existed at that date.

Auditing management’s impairment assessment involved a high degree of subjectivity due to the significant estimations required to determine the projected future undiscounted cash flows of the asset group. In particular, these estimates are sensitive to significant assumptions including future revenue growth rates and gross margin, which can be affected by expectations about future market and economic conditions, including the continuing impact of
COVID-19.

How We Addressed the Matter in Our Audit
We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the Company’s impairment assessment process. For example, we tested the controls over management’s identification of impairment indicators, and over management’s review of the significant assumptions described above used to develop the undiscounted cash flow projections of the asset group.

To test the Company’s impairment of the asset group, our audit procedures included, among others, evaluating the significant assumptions used to develop the projected future cash flows of the asset group and testing the completeness and accuracy of the underlying data used by the Company. We compared the significant assumptions, including future revenue growth rates and gross margin, to current industry and economic trends, including the impact of
COVID-19,
as well as to changes in the Company’s strategic plans. We assessed the historical accuracy of the Company’s cash flow projections by comparing them with actual operating results. We performed sensitivity analyses of the significant assumptions, to evaluate the changes in the future cash flows that could result from changes in the assumptions.

/s/ Ernst & Young LLP
We have served as the Company’s auditor since 2022.
Singapore
March 31, 2023

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and the Board of Directors of Studio City International Holdings Limited
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheet of Studio City International Holdings Limited (the Company) as of December 31, 2021, the related consolidated statements of operations, comprehensive loss, equity and cash flows for each of the two years in the period ended December 31, 2021, and the related notes and the financial statement schedule included in Schedule 1 (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2021, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2021, in conformity with U.S. generally accepted accounting principles.
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
/s/ Ernst & Young
We served as the Company’s auditor from 2017 to 2022.
Hong Kong, The People’s Republic of China
March 31, 2022

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and the Board of Directors of Studio City International Holdings Limited
Opinion on Internal Control Over Financial Reporting
We have audited Studio City International Holdings Limited’s internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Studio City International Holdings Limited (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on the COSO criteria.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheet of the Company as of December 31, 2022, the related consolidated statements of operations, comprehensive loss, equity, and cash flows for the year ended December 31, 2022, and the related notes and the financial statement schedule included in Schedule 1, and our report dated March 31, 2023 expressed an unqualified opinion thereon.
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
/s/ Ernst & Young LLP
Singapore
March 31, 2023

F-
6

STUDIO CITY INTERNATIONAL HOLDINGS LIMITED
CONSOLIDATED BALANCE SHEETS
(In thousands, except share and per share data)

	December 31,
	2022	2021
ASSETS

Current assets:
Cash and cash equivalents	$509,523	$499,289
Accounts receivable	263	247
Receivables from affiliated companies	221	15,697
Inventories	5,121	5,828
Prepaid expenses and other current assets	38,721	42,633

Total current assets	553,849	563,694

Property and equipment, net	2,868,064	2,556,040

Intangible assets, net	1,373	2,777

Long-term prepayments, deposits and other assets	48,325	69,624

Restricted cash	130	130

Operating lease right-of-use assets	13,136	14,588

Land use right, net	108,645	112,114

Total assets	$3,593,522	$3,318,967

LIABILITIES, SHAREHOLDERS’ EQUITY AND PARTICIPATION INTEREST

Current liabilities:
Accounts payable	$501	$211
Accrued expenses and other current liabilities	165,688	201,405
Income tax payable	22	21
Payables to affiliated companies	81,178	53,093

Total current liabilities	247,389	254,730

Long-term debt, net	2,434,476	2,087,486

Other long-term liabilities	21,631	17,771

Deferred tax liabilities, net	382	—

Operating lease liabilities, non-current	13,499	14,797

Total liabilities	$2,717,377	$2,374,784

Commitments and contingencies (Note 18)

F-
7

STUDIO CITY INTERNATIONAL HOLDINGS LIMITED
CONSOLIDATED BALANCE SHEETS
 - continued
(In thousands, except share and per share data)

	December 31,
	2022	2021
Shareholders’ equity and participation interest:
Class A ordinary shares, par value $0.0001; 1,927,488,240 shares authorized; 770,352,700 and 370,352,700 shares issued and outstanding, respectively	$77	$37
Class B ordinary shares, par value $0.0001; 72,511,760 shares authorized; 72,511,760 shares issued and outstanding	7	7
Additional paid-in capital	2,477,359	2,134,227
Accumulated other comprehensive losses	(11,671)	(6,136)
Accumulated losses	(1,665,166)	(1,338,715)

Total shareholders’ equity	800,606	789,420

Participation interest	75,539	154,763

Total shareholders’ equity and participation interest	876,145	944,183

Total liabilities, shareholders’ equity and participation interest	$3,593,522	$3,318,967

The accompanying notes are an integral part of these consolidated financial statements.

F-
8

STUDIO CITY INTERNATIONAL HOLDINGS LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except share and per share data)

	Year Ended December 31,
	2022	2021	2020

Operating revenues:
Revenue from casino contract with a related party	$(56,665)	$(1,455)	$(42,682)
Rooms (including revenues from related parties of $13,088, $30,974 and $15,981 for the years ended December 31, 2022, 2021 and 2020, respectively)	17,915	38,749	21,997
Food and beverage (including revenues from related parties of $11,951, $18,004 and $14,487 for the years ended December 31, 2022, 2021 and 2020, respectively)	17,489	26,734	22,653
Entertainment (including revenues from related parties of $499, $361 and $25 for the years ended December 31, 2022, 2021 and 2020, respectively)	1,649	2,649	1,389
Services fee from related parties	21,889	24,906	26,151
Mall	7,189	13,683	17,008
Retail and other	2,082	1,602	2,692

Total operating revenues	11,548	106,868	49,208

Operating costs and expenses:
Costs related to casino contract (including costs to related parties of $ 28,740 , $27,223 and $25,576 for the years ended December 31, 2022, 2021 and 2020, respectively)	(29,871)	(28,085)	(26,993)
Rooms (including costs to related parties of $7,277, $7,948 and $7,527 for the years ended December 31, 2022, 2021 and 2020, respectively)	(11,119)	(12,176)	(11,229)
Food and beverage (including costs to related parties of $15,501, $17,146 and $19,370 for the years ended December 31, 2022, 2021 and 2020, respectively)	(24,403)	(27,853)	(27,301)
Entertainment (including costs to related parties of $2,061, $2,207 and $2,273 for the years ended December 31, 2022, 2021 and 2020, respectively)	(2,253)	(2,842)	(3,409)
Mall (including costs to related parties of $1,588, $1,711 and $2,025 for the years ended December 31, 2022, 2021 and 2020, respectively)	(4,115)	(3,785)	(4,661)
Retail and other (including costs to related parties of $1,005, $1,331 and $1,220 for the years ended December 31, 2022, 2021 and 2020, respectively)	(1,200)	(1,474)	(1,204)
General and administrative (including expenses to related parties of $44,005, $46,712 and $52,213 for the years ended December 31, 2022, 2021 and 2020, respectively)	(79,785)	(87,577)	(89,006)
Pre-opening costs (including expenses to related parties of $1,975, $351 and $240 for the years ended December 31, 2022, 2021 and 2020, respectively)	(3,263)	(984)	(201)
Amortization of land use right	(3,300)	(3,325)	(3,333)
Depreciation and amortization	(123,656)	(124,309)	(157,001)
Property charges and other (including expenses to related parties of $5,622, $4,246 and $1,694 for the years ended December 31, 2022, 2021 and 2020, respectively)	(5,799)	(6,031)	(4,798)

Total operating costs and expenses	(288,764)	(298,441)	(329,136)

Operating loss	$(277,216)	$(191,573)	$(279,928)

F-
9

STUDIO CITY INTERNATIONAL HOLDINGS LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS
 - continued
(In thousands, except share and per share data)

	Year Ended December 31,
	2022	2021	2020
Non-operating income (expenses):
Interest income	$6,427	$3,060	$1,276
Interest expenses, net of amounts capitalized	(92,358)	(90,967)	(104,799)
Other financing costs	(417)	(419)	(421)
Foreign exchange gains (losses), net	2,390	6,257	(3,434)
Other income (expenses), net	249	—	(81)
Loss on extinguishment of debt	—	(28,817)	(18,716)

Total non-operating expenses, net	(83,709)	(110,886)	(126,175)

Loss before income tax	(360,925)	(302,459)	(406,103)
Income tax (expense) benef it	(382)	457	1,011

Net loss	(361,307)	(302,002)	(405,092)
Net loss attributable to participation interest	34,856	49,447	83,466

Net loss attributable to Studio City International Holdings Limited	$(326,451)	$(252,555)	$(321,626)

Net loss attributable to Studio City International Holdings Limited per Class A ordinary share:
Basic	$(0.459)	$(0.682)	$(1.091)

Diluted	$(0.461)	$(0.682)	$(1.103)

Weighted average Class A ordinary shares outstanding used in net loss attributable to Studio City International Holdings Limited per Class A ordinary share calculation:
Basic	710,582,947	370,352,700	294,837,092

Diluted	783,094,707	370,352,700	367,348,852

The accompanying notes are an integral part of these consolidated financial statements.

F-
1
0

STUDIO CITY INTERNATIONAL HOLDINGS LIMITED
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(In thousands)

	Year Ended December 31,
	2022	2021	2020

Net loss	$(361,307)	$(302,002)	$(405,092)
Other comprehensive (loss) income:
Foreign currency translation adjustments	(5,890)	(21,538)	15,208

Other comprehensive (loss) income	(5,890)	(21,538)	15,208

Total comprehensive loss	(367,197)	(323,540)	(389,884)
Comprehensive loss attributable to participation interest	35,211	52,973	79,865

Comprehensive loss attributable to Studio City International Holdings Limited	$(331,986)	$(270,567)	$(310,019)

The accompanying notes are an integral part of these consolidated financial statements.

F-1
1

STUDIO CITY INTERNATIONAL HOLDINGS LIMITED
CONSOLIDATED STATEMENTS OF EQUITY
(In thousands, except share and per share data)

	Studio City International Holdings Limited Shareholders’ Equity
	Class A Ordinary Shares		Class B Ordinary Shares		Additional Paid-in Capital	Accumulated Other Comprehensive Income (Losses)	Accumulated Losses	Participation Interest	Total Equity
	Shares	Amount	Shares	Amount
Balance at January 1, 2020	241,818,016	$24	72,511,760	$7	$1,655,602	$269	$(764,534)	$267,291	$1,158,659
Net loss	—	—	—	—	—	—	(321,626)	(83,466)	(405,092)
Foreign currency translation adjustments	—	—	—	—	—	11,607	—	3,601	15,208
Shares issued, net of offering expenses	128,534,684	13	—	—	498,935	—	—	—	498,948
Change in Participation Interest result ing from 2020 Private Placements (as described in Note 13)	—	—	—	—	(20,310)	—	—	20,310	—

Balance at December 31, 2020	370,352,700	37	72,511,760	7	2,134,227	11,876	(1,086,160)	207,736	1,267,723
Net loss	—	—	—	—	—	—	(252,555)	(49,447)	(302,002)
Foreign currency translation adjustments	—	—	—	—	—	(18,012)	—	(3,526)	(21,538)

Balance at December 31, 2021	370,352,700	37	72,511,760	7	2,134,227	(6,136)	(1,338,715)	154,763	944,183
Net loss	—	—	—	—	—	—	(326,451)	(34,856)	(361,307)
Foreign currency translation adjustments	—	—	—	—	—	(5,535)	—	(355)	(5,890)
Shares issued, net of offering expenses	400,000,000	40	—	—	299,119	—	—	—	299,159
Change in Participation Interest result ing from 2022 Private Placements (as described in Note 13)	—	—	—	—	44,013	—	—	(44,013)	—

Balance at December 31, 2022	770,352,700	$77	72,511,760	$7	$2,477,359	$(11,671)	$(1,665,166)	$75,539	$876,145

The accompanying notes are an integral part of these consolidated financial statements.

F-1
2

STUDIO CITY INTERNATIONAL HOLDINGS LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Year Ended December 31,
	2022	2021	2020
Cash flows from operating activities:
Net loss	$(361,307)	$(302,002)	$(405,092)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	126,956	127,634	160,334
Amortization of deferred financing costs and original issue premiums	1,404	1,466	4,507
Loss (gain) on disposal of property and equipment and other long-term assets	134	171	(272)
Impairment loss recognized on property and equipment	—	1,500	3,769
Provision for (reversal of) credit losses	481	(65)	1,277
Loss on extinguishment of debt	—	28,817	18,716
Changes in operating assets and liabilities:
Accounts receivable	(16)	(91)	1,241
Receivables from affiliated companies	15,454	(5,750)	54,405
Inventories, prepaid expenses and other	4,070	(1,789)	1,931
Long-term prepayments, deposits and other	(5,678)	6,939	(54,748)
Accounts payable, accrued expenses and other	10,876	(6,024)	22,134
Payables to affiliated companies	27,967	14,207	24,512
Other long-term liabilities	884	(1,854)	(139)

Net cash used in operating activities	(178,775)	(136,841)	(167,425)

Cash flows from investing activities:
Acquisition of property and equipment	(452,126)	(400,367)	(202,712)
Funds to an affiliated company	(1,278)	(4,449)	(9,616)
Proceeds from sale of property and equipment and other long-term assets	9	1,694	2,640
Placement of bank deposits with original maturities over three months	—	(278,700)	—
Acquisition of intangible assets	—	(4,113)	(101)
Withdrawals of bank deposits with original maturities over three months	—	278,700	—

Net cash used in investing activities	(453,395)	(407,235)	(209,789)

Cash flows from financing activities:
Payments of deferred financing costs	(6,050)	(33,297)	(25,411)
Net proceeds from (payments for) issuance of shares	299,159	(445)	499,222
Proceeds from long-term debt	350,000	758,194	1,000,000
Principal payments on long-term debt	—	(252,944)	(850,000)

Net cash provided by financing activities	643,109	471,508	623,811

Effect of exchange rate on cash, cash equivalents and restricted cash	(705)	(3,372)	1,530

Increase (decrease) in cash, cash equivalents and restricted cash	10,234	(75,940)	248,127
Cash, cash equivalents and restricted cash at beginning of year	499,419	575,359	327,232

Cash, cash equivalents and restricted cash at end of year	$509,653	$499,419	$575,359

F-1
3

STUDIO CITY INTERNATIONAL HOLDINGS LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
 - continued
(In thousands)

	Year Ended December 31,
	2022	2021	2020
Supplemental cash flow disclosures:
Cash paid for interest, net of amounts capitalized	$(87,892)	$(84,141)	$(81,488)
Cash paid for amounts included in the measurement of lease liabilities - operating cash flows from operating leases	$(726)	$(734)	$(735)
Change in operating lease right-of-use assets and lease liabilities arising from lease modification	$(1,343)	$(2,575)	$3,213
Change in accrued expenses and other current liabilities and other long-term liabilities related to acquisition of property and equipment	$100,394	$142,682	$61,024
Change in receivables from/payables to affiliated companies related to acquisition of property and equipment and other long-term assets	$3,819	$7,477	$9,464
Change in payables to affiliated companies related to acquisition of intangible assets	$—	$—	$3,938
Offering expenses capitalized for the issuance of shares included in accrued expenses and other current liabilities	$—	$—	$445
The accompanying notes are an integral part of these consolidated financial statements.

F-1
4

STUDIO CITY INTERNATIONAL HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data)

1.	ORGANIZATION AND BUSINESS

(a)	Company Information
Studio City International Holdings Limited (“Studio City International”) is an exempted company with limited liability registered by way of continuation in the Cayman Islands, with its American depositary shares (“ADSs”) listed on the New York Stock Exchange under the symbol “MSC” in the United States of America.
Studio City International together with its subsidiaries (collectively referred to as the “Company”) currently operates the non-gaming operations
of Studio City, a cinematically-themed integrated resort in Cotai, Macau Special Administrative Region of the People’s Republic of China (“Macau”), and provides services pursuant to a casino contract to Melco Resorts (Macau) Limited (“Melco Resorts Macau”), a subsidiary of Melco Resorts & Entertainment Limited (“Melco”), which holds the gaming concession in Macau, for the operations of the gaming area at Studio City (“Studio City Casino”). Melco’s ADSs are listed on the Nasdaq Global Select Market in the United States of America.
Studio City International authorized two classes of ordinary shares, the Class A ordinary shares and the Class B ordinary shares, in each case with a par value of $0.0001 each.

The Class A ordinary share and Class B ordinary share have the same rights, except that holders of the Class B ordinary shares do not have any right to receive dividends or distributions upon the liquidation or winding up of Studio City International or to otherwise share in profits and surplus assets. MCO Cotai Investments Limited, a subsidiary of Melco, through its ownership of the Class A ordinary shares, is the controlling shareholder of Studio City International. New Cotai, LLC (“New Cotai”), a private company organized in the United States of America, is the holder of all outstanding Class B ordinary shares which have only voting and no economic rights. New Cotai has a non-voting, non-shareholding economic participation interest (“Participation Interest”) in MSC Cotai Limited (“MSC Cotai”), a subsidiary of Studio City International, which entitles New Cotai to receive from MSC Cotai an amount equal to a certain percentage of the amount of any distribution, dividend or other consideration paid by MSC Cotai to Studio City International, subject to adjustments, exceptions and conditions as set out in the participation agreement (the “Participation Agreement”) entered into by MSC Cotai, New Cotai and Studio City International in 2018 (the “MSC Cotai’s Distribution”). The Participation Agreement also provides that New Cotai is entitled to exchange all or a portion of its Participation Interest for a number of Class A ordinary shares subject to adjustments, exceptions and conditions as set out in the Participation Agreement and a proportionate number of Class B ordinary shares will be deemed surrendered and automatically cancelled for no consideration as set out in the Participation Agreement when New Cotai exchanges all or a portion of the Participation Interest for Class A ordinary shares. As of December 31, 2022 and 2021, the Participation Interest entitled New Cotai to receive from MSC Cotai an amount equal to approximately
9.4% and 19.6% of the MSC Cotai’s Distribution, respectively.
As of December 31, 2022 and 2021, Melco International Development Limited, a company listed in the Hong Kong Special Administrative Region of the People’s Republic of China (“Hong Kong”), is the single largest shareholder of Melco.

(b)	Recent Developments Related to COVID-19 and Other Business Operation
The disruptions to the Company’s business caused by the
COVID-19
 outbreak continue
d
to have a material effect on its financial condition and operations during 2022.

F-1
5

STUDIO CITY INTERNATIONAL HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands, except share and per share data)

1.	ORGANIZATION AND BUSINESS - continued

(b)	Recent Developments Related to COVID-19 and Other Business Operation - continued

The Company’s operations
were
significantly impacted by travel restrictions and quarantine requirements as imposed by the governments of Macau, Hong Kong and the People’s Republic of China (the “PRC”)
 during
 2022
.

A stream of
COVID-19
outbreaks in the PRC in the first half of 2022 led to a tightening of border controls for entry from Guangdong province. In June 2022, the resurgence of
COVID-19
cases in Macau led to citywide mandatory testing and strict travel restrictions and requirements implemented to enter and exit Macau. On June 23, 2022, the Macau government issued a mandatory closure order for entertainment and leisure venues, with casinos and gaming areas excluded. During the period from July 11, 2022 to July 22, 2022, such mandatory closure order was further extended to almost all entities including gaming. Studio City Casino was closed for 12 days and resumed operations on July 23, 2022. From August 2, 2022, all closure orders were lifted but health-related precautionary measures remained in place. The validity of nucleic acid tests to enter Macau varied from time to time. Since September 1, 2022, certain non-Macau
resident individuals who are not residents of Taiwan, Hong Kong, and the PRC became eligible to enter Macau without prior approval provided they comply with certain conditions imposed by the Macau government, subject to valid nucleic acid tests, and, from November 12, 2022, a five-day
quarantine at a government designated facility and a
three-day
home quarantine period. On November 1, 2022, China’s National Immigration Administration commenced electronic processing of visa applications for individual or group travel to Macau. Since January 8, 2023, travelers arriving in Macau from Taiwan, Hong Kong and the PRC were no longer required to present negative nucleic acid tests. From February 27, 2023, masks were
 not required in outdoor places. However, masks are still required on public transportation (except taxis) and in certain indoor areas. The requirement to wear masks was waived in most private indoor areas by their operators or supervisory entities.
While quarantine-free travel to and from the PRC has resumed and pandemic measures eased significantly, the pace of recovery from COVID-19 related disruptions remains highly uncertain.
As announced by Studio City International in May 2022, the Macau government granted a further extension of the development period under the Studio City land concession to June 30, 2023. The first stage opening of Studio City Phase 2 is expected to be in the second quarter of 2023, with the second stage opening expected in the third quarter of 2023.
The Company is currently unable to reasonably estimate the financial impact to its future results of operations, cash flows and financial condition from these disruptions.
As of December 31, 2022, the Company had cash and cash equivalents of $509,523 and available unused borrowing capacity under the 2016 SC Revolving Credit Facility (as defined in Note 10) of Hong Kong dollars (“HK$”) 233,000 (equivalent to $29,835), subject to the satisfaction of certain conditions precedent.
The Company has taken various mitigating measures to manage through the

COVID-19
outbreak challenges, such as implementing cost reduction programs to minimize cash outflows for non-essential
items, rationalizing the Company’s capital expenditure programs with deferrals and reductions and raising additional capital through debt and equity offerings.
The Company believes it will be able to support continuing operations and capital expenditures for at least twelve months after the date that these consolidated financial statements are issued.

F-1
6

STUDIO CITY INTERNATIONAL HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands, except share and per share data)

1.	ORGANIZATION AND BUSINESS - continued

(c)	Macau Gaming Subconcession and Concession Contract
On September 8, 2006, Melco Resorts Macau entered into a subconcession contract to operate its gaming business in Macau, which expired on June 26, 2022. This subconcession contract was extended to December 31, 2022 by order of the Macau Chief Executive under the Macau gaming law pursuant to an amendment agreement entered into by Melco Resorts Macau on June 23, 2022. Such extension coincided with the extended expiration date of all the other concessions and subconcessions in Macau.
On December 16, 2022, the Macau government awarded a ten-year concession to operate games of fortune and chance in casinos in Macau (the “Concession”) to Melco Resorts Macau. The term of the Concession commenced on January 1, 2023 and ends on December 31, 2032. Under the Concession, Melco Resorts Macau is authorized to operate the Studio City Casino.
On December 30, 2022, in accordance with the obligations under letter of undertakings dated June 23, 2022, Melco Resorts Macau and Studio City Developments Limited (“Studio City Developments”), a subsidiary of Studio City International, which holds the land lease right for the property on which Studio City Casino is located, executed a public deed pursuant to which the gaming and gaming support areas comprising the Studio City Casino with an area
 o
f
28,784.3
square meters, and related gaming equipment and utensils (collectively as referred to the “Reversion Assets”), reverted to the Macau government, without compensation and free and clear from any charges or encumbrances, at the expiration of the subconcession in accordance with the Macau gaming law. Under the terms of the Macau gaming law and the Concession, effective as of January 1, 2023, the Reversion Assets have been transferred by the Macau government to Melco Resorts Macau for use in its operations during the Concession for a fee of MOP
0.75
per square meter of the casino for years
1
to
3
of the Concession, subject to a consumer price index increase in years
2
and
3
of the Concession. The fee will increase to MOP
2.5
per square meter of the casino for years
4
to
10
of the Concession, subject to a consumer price index increase in years
5
to
10
of the Concession.

Melco Resorts Macau and Studio City Entertainment Limited (“Studio City Entertainment”), a subsidiary of Studio City International, entered into a services and right to use agreement on May 11, 2007, as amended on June 15, 2012, together with related agreements (the “Services and Right to Use Arrangements”), under which Melco Resorts Macau agreed to operate the Studio City Casino since the Company does not hold a gaming concession in Macau. These arrangements were amended on June 23, 2022 (the “Studio City Casino Agreement”) to align such agreement with the enacted amendments to the Macau gaming law. In addition, certain conditions imposed by the Macau government relating to the previously existing agreement, including in relation to shareholding requirements for certain direct and indirect shareholders of Studio City Entertainment, are no longer applicable.
F-1
7

STUDIO CITY INTERNATIONAL HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of Presentation and Principles of Consolidation
Under the Services and Right to Use Arrangements, Melco Resorts Macau deducts gaming taxes and the costs incurred in connection with its operations from Studio City Casino’s gross gaming revenues. The residual gross gaming revenues which the Company receives as revenue, previously captioned as revenue from provision of gaming related services, is now captioned as revenue from casino contract as a result of the amendments made to the Studio City Casino Agreement.
In December 2015, certain of the Studio City International’s subsidiaries entered into a master services agreement and related work agreements (collectively, the “Management and Shared Services Arrangements”) with certain of Melco’s subsidiaries with respect to services provided to and from Studio City, which expired in June 2022 and were extended to December 31, 2032 in March 2023
.
Under the Management and Shared Services Arrangements, certain of the corporate and administrative functions as well as operational activities of the Company are administered by staff employed by certain Melco subsidiaries, including senior management services, centralized corporate functions and operational and venue support services. Payment arrangements for the services are provided for in the individual work agreements and may vary depending on the services provided. Corporate services are charged at pre-negotiated
rates, subject to a base fee and cap. Senior management service fees and staff costs on operational services are allocated to the Company based on percentages of efforts on the services provided to the Company. Other costs in relation to shared office equipment are allocated based on a percentage of usage.
The Company believes the costs incurred under the Studio City Casino Agreement, previously captioned as costs for provision of gaming related services and now captioned as costs related to casino contract, and the allocation methods under the Management and Shared Services Arrangements are reasonable and the accompanying consolidated financial statements reflect the Company’s cost of doing business. However, such allocations may not be indicative of the actual expenses the Company would have incurred had it operated as an independent company for the periods presented. Details of the services and related charges are disclosed in Note 19.

The accompanying consolidated financial statements have been prepared in conformity with U.S. generally accepted accounting principles (“U.S. GAAP”).
The accompanying consolidated financial statements include the accounts of Studio City International and its subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation.

(b)	Use of Estimates
The preparation of the accompanying consolidated fina
nci
al statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities, revenues and expenses and related disclosures of contingent assets and liabilities. These estimates and judgments are based on historical information, information that is currently available to the Company and on various other assumptions that the Company believes to be reasonable under the circumstances. Accordingly, actual results could differ from those estimates.

STUDIO CITY INTERNATIONAL HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands, except share and per share data)
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
Cash equivalents

consist of bank time deposits
placed with financial institutions with high-credit ratings and quality.

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
Accounts receivable, including hotel and other receivables, are typically non-interest
bearing and are recorded at amortized cost. Accounts are written off when management deems it is probable the receivables are uncollectible. Recoveries of accounts previously written off are recorded when received. An estimated allowance for credit losses is maintained to reduce the Company’s receivables to their carrying amounts, which reflects the net amount the Company expects to collect. The allowance is estimated based on specific reviews of the age of the balances owed, the customers’ financial condition, management’s experience with the collection trends of the customers and management’s expectations of current and future economic conditions.
Management believes that as of December 31, 2022 and 2021, no significant concentrations of credit risk existed for which an allowance had not already been recorded.

(g)	Inventories
Inventories consist of retail merchandise, food and beverage items and certain operating supplies, which are stated at the lower of cost or net realizable value. Cost is calculated using the first-in,
first-out
and weighted average methods.

(h)	Prepaid Expenses and Other Current Assets
Prepaid expenses and other current assets represent current assets that are typically used up or expire within the normal operating cycle of the Company. The prepaid expenses as of December 31, 2022 and 2021 were $35,801 and $38,581, respectively, and the other current assets as of December 31, 2022 and 2021 were $2,920 and $4,052, respectively
.

STUDIO CITY INTERNATIONAL HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(i)	Property and Equipment
Property and equipment are stated at cost, net of accumulated depreciation and amortization, and impairment losses, if any. Gains or losses on dispositions of property and equipment are included in the accompanying consolidated statements of operations. Major additions, renewals and betterments are capitalized, while maintenance and repairs are expensed as incurred.
During the construction and development stage of Studio City, direct and incremental costs related to the design and construction, including costs under construction contracts, duties and tariffs, equipment installations, shipping costs, payroll and payroll-benefit related costs, applicable portions of interest, including amortization of deferred financing costs, are capitalized in property and equipment. The capitalization of such costs begins when the construction and development of a project starts and ceases once the construction is substantially completed or development activity is substantially suspended.
Depreciation and amortization expense related to capitalized construction costs and other property and equipment is recognized from the time each asset is placed in service. This may occur at different stages as Studio City’s facilities are completed and opened.
Property and equipment are depreciated and amortized over the following estimated useful lives on a straight-line basis:

Buildings	4 to 40 years
Furniture, fixtures and equipment	2 to 15 years
Leasehold improvements	5 to 10 years or over the lease term, whichever is shorter
Motor vehicles	5 years

( j )	Capitalized Interest
Interest, including amortization of deferred financing costs, associated with major development and construction projects is capitalized and included in the cost of the projects. The capitalization of interest ceases when the project is substantially completed or the development activity is substantially suspended. The amount to be capitalized is determined by applying the weighted average interest rate of the Company’s outstanding borrowings to the average amount of accumulated qualifying capital expenditures for assets under construction during the year. Total interest expenses incurred amounted to $141,977, $114,694 and $115,697, of which $49,619, $23,727 and $10,898 were capitalized during the years ended December 31, 2022, 2021 and 2020, respectively.

( k )	Other Long-term Assets
Before the amendment of the Services and Right to Use Arrangements on June 23, 2022, other long-term assets, net represent the payments for the future economic benefits of certain plant and equipment for the operation of Studio City Casino (the “Studio City Gaming Assets”), transferred from Melco Resorts Macau to the Company pursuant to the Services and Right to Use Arrangements, less subsequent accumulated amortization and accumulated impairment losses, if any. After the amendment of the Services and Right to Use Arrangement on June 23, 2022, other long-term assets, net represent the payments to Melco Resorts Macau in accordance with the Studio City Casino Agreement for the future economic benefits of the Studio City Gaming Assets to be generated from the Studio City Casino Agreement for the operation of Studio City Casino, less subsequent accumulated amortization and accumulated impairment losses, if any.

STUDIO CITY INTERNATIONAL HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

( k )	Other Long-term Assets - continued

Other long-term assets are amortized using straight-line method over the respective estimated useful lives of the Studio City Gaming Assets, ranging from 2 to 10 years. The legal ownership of the Studio City Gaming Assets is retained by Melco Resorts Macau before and after the amendment of the Services and Right to Use Arrangements until the expiration of the subconcession on December 31, 2022, where the Reversion Assets (including certain of the Studio City Gaming Assets) that reverted to the Macau government at the expiration of the subconcession are owned by the Macau government. Effective as of January 1, 2023, the Reversion Assets were transferred to Melco Resorts Macau for the duration of the Concession, in return for annual payments for the right to operate the Reversion Assets as part of the Concession as disclosed in Note 1(c).
The cost of the other long-term assets is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of an item of the Studio City Gaming Assets in Studio City Casino. Any gain or loss arising on the disposal or retirement of cost of the other long-term assets is determined as the difference between the sale proceeds and the carrying amount of an item of the Studio City Gaming Assets and is recognized in the accompanying consolidated statements of operations.

( l )	Intangible Assets
Intangible assets are amortized over their useful lives unless their lives are determined to be indefinite in which case they are not amortized. Intangible assets are carried at cost, less accumulated amortization. The Company’s intangible assets, which are finite-lived, consist of internal-use software. Finite-lived intangible assets are amortized over the shorter of their contractual terms or estimated useful lives on a straight-line basis.
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

( m )	Impairment of Long-lived Assets
The Company evaluates the long-lived assets with finite lives to be held and used for impairment whenever indicators of impairment exist. The Company then compares the estimated future cash flows of the assets, on an undiscounted basis, to the carrying values of the assets. Estimating future cash flows of the assets involves significant assumptions, including future revenue growth rates and gross margin
s
. If the undiscounted cash flows exceed the carrying values, no impairments are indicated. If the undiscounted cash flows do not exceed the carrying values, then an impairment charge is recorded based on the fair values of the assets, typically measured using a discounted cash flow model. If an asset is still under development, future cash flows include remaining construction costs.
No
impairment loss was recognized during the year ended December 31, 2022
.

During the years ended December
31
,
202
1
 and

0
, impairment losses of
$
1,500
 and $
3,769
were recognized, respectively, mainly due to reconfigurations and renovations at Studio City, and included in property charges and other in the accompanying consolidated statements of operations. As a result of the
COVID-1
9

STUDIO CITY INTERNATIONAL HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(m)	Impairment of Long-lived Assets - continued

outbreak as disclosed in Note 1(b), the Company evaluated its long-lived assets for recoverability as of December 31, 2022 and 2021 and concluded no other impairment charges to be recorded.

(n)	Deferred Financing Costs
Direct and incremental costs incurred in obtaining loans or in connection with the issuance of long-term debt are capitalized and amortized to interest expenses over the terms of the related debt agreements using the effective interest method.
Deferred
financing costs incurred in connection with the issuance of revolving credit facilities are included in other assets, either current or non-current,

in the accompanying consolidated balance sheets, based on the maturity of each revolving credit facility. All other deferred financing costs are presented as a reduction of long-term debt in the accompanying consolidated balance sheets
.

(o)	Land Use Right
Land use right represents the upfront land premium paid for the use of land held under operating lease, which is recorded at cost less accumulated amortization. Amortization is provided over the estimated term of the land use right of 40 years on a straight-line basis.

( p )	Leases
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
Operating
lease
right-of-use
assets and liabilities are recognized based on the present value of the future minimum lease payments over the lease term at the commencement date. The initial measurement of the right-of-use
assets also includes any prepaid lease payments and any initial direct costs incurred and is reduced by any lease incentive received. For leases where the rate implicit in the lease is not readily determinable, the Company uses its incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. The expected lease terms include options to extend or terminate the lease when it is reasonably certain that the Company will exercise such option. Lease expense for minimum lease payments is recognized on a straight-line basis over the expected lease term. Leases with an expected term of 12 months or less are not accounted for on the balance sheet and the related lease expense is recognized on a straight-line basis over the expected lease term.
The Company’s lease contracts have lease and
non-lease
components. For contracts in which the Company is a lessee, the Company accounts for the lease components and non-lease
components as a single lease component for all classes of underlying assets, except for real estate. For contracts in which the Company is a lessor, all are accounted for as operating leases, and the lease components and non-lease
components are accounted for separately.

( q )	Revenue Recognition
The Company’s revenues from contracts with customers consist of revenue from casino contract, sales of rooms, food and beverage, entertainment, retail and other goods and services.

STUDIO CITY INTERNATIONAL HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(q)	Revenue Recognition - continued

Revenue from casino contract represents revenue arising from the Studio City Casino Agreement for the operations of Studio City Casino by Melco Resorts Macau. Revenue was previously captioned as revenue from provision of gaming related services before the amendment of the Services and Right to Use Arrangements on June 23, 2022, for the provision of facilities and services thereto by Studio City Entertainment to Melco Resorts Macau, under which Melco Resorts Macau operates the Studio City Casino. Melco Resorts Macau deducts gaming taxes and the costs incurred in connection with the operations of Studio City Casino pursuant to the Studio City Casino Agreement, including the standalone selling prices of complimentary services within Studio City provided to the Studio City gaming patrons, from the Studio City Casino gross gaming revenues. The Company recognizes the residual amount as revenue from casino contract and was previously captioned as revenues from provision of gaming related services. The Company has concluded that it is not the controlling entity to the arrangements and recognizes the revenue from casino contract on a net basis
.

Non-gaming

revenues include services provided for cash consideration and services provided on a complimentary basis to the gaming patrons at Studio City. The transaction prices for rooms, food and beverage, entertainment, retail and other goods and services are the net amounts collected from customers for such goods and services that are recorded as revenues when the goods are provided, services are performed or events are held. Service taxes and other applicable taxes collected by the Company are excluded from revenues. Advance deposits on rooms and advance ticket sales are recorded as customer deposits until services are provided to the customers. Revenues from contracts with multiple goods or services provided by the Company are allocated to each good or service based on its relative standalone selling price.
Minimum operating and right to use fees representing lease revenues, adjusted for contractual base fees and operating fee escalations, are included in mall revenues and are recognized over the terms of the related agreements on a straight-line basis.
Contract and Contract-Related Liabilities
In providing goods and services to customers, there may be a timing difference between cash receipts from customers and recognition of revenues, resulting in a contract or contract-related liability. The Company’s primary types of liabilities related to contracts with customers are advance deposits on rooms and advance ticket sales which represent cash received in advance for goods or services yet to be provided. These amounts are included in accrued expenses and other current liabilities on the accompanying consolidated balance sheets and will be recognized as revenues when the goods or services are provided or the events are held. Decreases in this balance generally represent the recognition of revenues and increases in the balance represent additional deposits made by customers. The deposits are expected to primarily be recognized as revenues within one year. Advance customer deposits and ticket sales of $1,793 as of December 31, 2022 decreased by $466 from the balance of $2,259 as of December 31, 2021. Advance customer deposits and ticket sales of $2,259 as of December 31, 2021 decreased by $144 from the balance of $2,403 as of December 31, 2020.

( r )	Pre-opening Costs
Pre-opening
costs represent personnel, marketing and other costs incurred prior to the opening of new or start-up
operations and are expensed as incurred. During the years ended December 31, 2022, 2021 and 2020, the Company incurred pre-opening
costs in connection with the development and other
one-off
activities related to the marketing of new facilities and operations of Studio City.

STUDIO CITY INTERNATIONAL HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

( s )	Advertising and Promotional Costs
The Company expenses advertising and promotional costs the first time the advertising takes place or as incurred. Advertising and promotional costs included in the accompanying consolidated statements of operations were $3,692, $4,977 and $4,607 for the years ended December 31, 2022, 2021 and 2020, respectively.

( t )	Foreign Currency Transactions and Translations
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

( u )	Comprehensive Loss and Accumulated Other Comprehensive Losses
Comprehensive loss includes net loss and other
non-shareholder
changes in equity, or other comprehensive (loss) income and is reported in the accompanying consolidated statements of comprehensive loss.
As of December 31, 2022 and 2021, the Company’s accumulated other comprehensive losses consisted solely of foreign currency translation adjustments, net of tax and participation interest.

( v )	Income Tax
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

STUDIO CITY INTERNATIONAL HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

( w )	Net Loss Attributable to Studio City International Holdings Limited Per Class A Ordinary Share
Basic net loss attributable to Studio City International Holdings Limited per Class A ordinary share is calculated by dividing the net loss attributable to Studio City International Holdings Limited by the weighted average number of Class A ordinary shares outstanding during the year.
Diluted net loss attributable to Studio City International Holdings Limited per Class A ordinary share is calculated by dividing the net loss attributable to Studio City International Holdings Limited adjusted for participation interest by the weighted average number of Class A ordinary shares outstanding during the year adjusted to include the number of additional Class A ordinary shares that would have been outstanding if potential dilutive securities had been issued and the if-converted
method is applied for the potential dilutive effect of the exchange of Class B ordinary shares for the proportionate number of Class A ordinary shares. During the year ended December 31, 2021, there were no potentially dilutive securities issued or outstanding.
Basic and diluted net loss attributable to Studio City International Holdings Limited per Class A ordinary share does not include Class B ordinary shares as such shares do not participate in t he
loss of Studio City International. As a result, Class B ordinary shares are not considered participating securities and are not included in the weighted average number of shares outstanding for purposes of computing net loss attributable to Studio City International Holdings Limited per
share.
The
weighted average number of Class A ordinary shares used in the calculation of basic and diluted net loss attributable to Studio City International Holdings Limited per Class A ordinary share consisted of the following:

	Year Ended December 31,
	2022	2021	2020
Weighted average number of Class A ordinary shares outstanding used in the calculation of basic net loss attributable to Studio City International Holdings Limited per Class A ordinary share	710,582,947	370,352,700	294,837,092

Incremental weighted average number of Class A ordinary shares from assumed exchange of Class B ordinary shares to Class A ordinary shares under the if-converted method	72,511,760	—	72,511,760

Weighted average number of Class A ordinary shares outstanding used in the calculation of diluted net loss attributable to Studio City International Holdings Limited per Class A ordinary share	783,094,707	370,352,700	367,348,852

Anti-dilutive Class A ordinary shares under the if-converted method excluded from the calculation of diluted net loss attributable to Studio City International Holdings Limited per Class A ordinary share	—	72,511,760	—

STUDIO CITY INTERNATIONAL HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

( x )	Recent Changes in Accounting Standards
Recent Accounting Pronouncement Not Yet Adopted
The Company has evaluated the recently issued, but not yet effective, accounting pronouncements that have been issued or proposed by the Financial Accounting Standards Board or other standards-setting bodies through the filing date of these financial statements, and anticipated the future adoption of these pronouncements will not have a material effect on the Company’s financial position, results of operations and cash flows.

3.	CASH, CASH EQUIVALENTS AND RESTRICTED CASH
Cash, cash equivalents and restricted cash reported within the accompanying consolidated statements of cash flows consisted of the following:

	December 31,
	2022	2021
Cash	$54,340	$81,370
Cash equivalents	455,183	417,919

Total c ash and cash equivalents	509,523	499,289
Non-current portion of restricted cash	130	130

Total cash, cash equivalents and restricted cash	$509,653	$499,419

4.	ACCOUNTS RECEIVABLE
Components of accounts receivable are as follows:

	December 31,
	2022	2021
Hotel	$250	$204
Other	13	43

	$263	$247

Movement in the allowances for credit losses are as follows:

	Year Ended December 31,
	2022	2021	2020
Balance at beginning of year	$—	$976	$965
Provision for credit losses	—	—	6
Write-offs	—	(970)	—
Effect of exchange rate	—	(6)	5

Balance at end of year	$—	$—	$976

F-2
6

STUDIO CITY INTERNATIONAL HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands, except share and per share data)

5.	PROPERTY AND EQUIPMENT, NET

	December 31,
	2022	2021

Cost
Buildings	$2,301,644	$2,306,889
Furniture, fixtures and equipment	286,436	224,826
Leasehold improvements	110,981	106,200
Motor vehicles	2,596	2,599
Construction in progress	1,079,112	721,471

Sub-total	3,780,769	3,361,985
Less: accumulated depreciation and amortization	(912,705)	(805,945)

Property and equipment, net	$2,868,064	$2,556,040

As of December 31, 2022 and 2021, construction in progress, in relation to Studio City, included interest capitalized in accordance with applicable accounting standards and other direct incidental costs capitalized which, in the aggregate, amounted to $131,854 and $67,974, respectively
.

The depreciation and amortization expenses of property and equipment recognized for the years ended December 31, 2022, 2021 and 2020 were $113,028, $111,335 and $139,891, respectively.
The Reversion Assets

that
 reverted to the Macau government at the expiration of the subconcession are owned by the Macau government. Effective as of January 1, 2023, the Reversion Assets were transferred to Melco Resorts Macau for the duration of the Concession, in return for annual payments for the right to operate the Reversion Assets as part of the Concession
as disclosed in
Note 1(c).
 Part of these Reversion Assets that reverted to the Macau government on December 31, 2022, and included in the above table, consisted of the cost and accumulated depreciation of buildings as of December 31, 2022 of $144,824 and $41,976, respectively.
As Melco Resorts Macau and Studio City Developments will continue to operate the Reversion Assets in the same manner as under the previous subconcession, obtain substantially all of the economic benefits and bear all of the risks arising from the use of these assets, as well as assuming Melco Resorts Macau will be successful in the awarding of a new concession upon expiry of the Concession, Melco Resorts Macau and Studio City Developments will continue to recognize these Reversion Assets as property and equipment over their remaining estimated useful lives.

6.	INTANGIBLE ASSETS, NET

	December 31,
	2022	2021
Finite-lived intangible assets:
Internal-use software	$4,200	$4,207
Less: accumulated amortization	(2,827)	(1,430)

	$1,373	$2,777

The amortization expenses of
internal-use
software recognized for the years ended December 31, 2022, 2021 and 2020 were $1,396, $1,401 and $33, respectively.

F-2
7

STUDIO CITY INTERNATIONAL HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands, except share and per share data)

6.	INTANGIBLE ASSETS, NET - continued

As of December 31, 2022, the estimated future amortization expenses of internal-use
software are as follows:

Year ending December 31,
2023	$1,368
2024	5

$1,373

7.	LONG-TERM PREPAYMENTS, DEPOSITS AND OTHER ASSETS
Long-term prepayments, deposits and other assets consisted of the following:

	December 31,
	2022	2021
Other long-term assets	$16,824	$108,494
Less: accumulated amortization	(4,309)	(89,017)

Other long-term assets, net	12,515	19,477
Long-term prepayments	29,250	23,644
Advance payments and deposits for acquisition of property and equipment	1,645	21,651
Other deposits and other	4,582	4,463
Deferred financing costs, net	333	389

Long-term prepayments, deposits and other assets	$48,325	$69,624

The amortization expenses of other long-term assets recognized for the years ended December 31, 2022, 2021 and 2020 were $9,232, $11,573 and $17,077, respectively.

8.	LAND USE RIGHT, NET

	December 31,
	2022	2021
Cost	$177,790	$178,041
Less: accumulated amortization	(69,145)	(65,927)

Land use right, net	$108,645	$112,114

F-
2
8

STUDIO CITY INTERNATIONAL HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands, except share and per share data)

9.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	December 31,
	2022	2021

Property and equipment payables	$87,701	$131,071
Interest expenses payable	63,371	54,182
Operating expense and other accruals and liabilities	11,728	12,994
Advance customer deposits and ticket sales	1,793	2,259
Operating lease liabilities	1,095	899

	$165,688	$201,405

10.	LONG-TERM DEBT, NET
Long-term debt, net consisted of the following:

	December 31,
	2022	2021
Senior Notes
2022 7.000% Studio City Secured Notes, due 2027 (net of unamortized deferred financing costs of $5,134)	$344,866	$—
2021 5.000% Studio City Notes, due 2029 (net of unamortized deferred financing costs and original issue premiums of $4,228 and $4,798, respectively)	1,095,772	1,095,202
2020 6.000% SC Notes, due 2025 (net of unamortized deferred financing costs of $2,692 and $3,658, respectively)	497,308	496,342
2020 6.500% SC Notes, due 2028 (net of unamortized deferred financing costs of $3,598 and $4,186, respectively)	496,402	495,814

Credit Facilities
2016 Studio City Credit Facilities (1)	128	128

	$2,434,476	$2,087,486

Note
(1)
As of December 31, 2022 and 2021, the unamortized deferred financing costs related to the 2016 SC Revolving Credit Facility of the 2016 Studio City Credit Facilities of $333 and $389 are included in long-term prepayments, deposits and other assets in the accompanying consolidated balance sheets, respectively.

(a)	Senior Notes
2022 7.000% Studio City Secured Notes
On February 16, 2022, Studio City Company
Limited (“Studio City Company”), a subsidiary of Studio City International
,
issued $350,000 in aggregate principal amount of 7.000% senior secured notes due February 15, 2027 at an issue price of 100% of the principal amount (the “2022 7.000% Studio City Secured Notes”). The interest on the 2022 7.000% Studio City Secured Notes is accrued at a rate of 7.000%
per annum, payable semi-annually in arrears on February 15 and August 15 of each year and commenced on August 15, 2022. The 2022 7.000% Studio City Secured Notes are senior secured obligations of Studio
City

STUDIO CITY INTERNATIONAL HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands, except share and per share data)

10.	LONG-TERM DEBT, NET - continued

(a)	Senior Notes - continued
2022 7.000% Studio City Secured Notes
 - continued

Company, rank equally in right of payment to all existing and future senior indebtedness of Studio City Company (although any liabilities in respect of obligations under the 2016 Studio City Credit Facilities (as described below) that are secured by common collateral securing the 2022 7.000% Studio City Secured Notes will have priority over the 2022 7.000% Studio City Secured Notes with respect to any proceeds received upon any enforcement action of such common collateral) and rank senior in right of payment to any existing and future subordinated indebtedness of Studio City Company and effectively subordinated to Studio City Company’s existing and future secured indebtedness that is secured by assets that do not secure the 2022 7.000% Studio City Secured Notes, to the extent of the assets securing such indebtedness. The net proceeds from the offering of the 2022 7.000% Studio City Secured Notes will be used to fund the capital expenditures of the remaining development project at Studio City and for general corporate purposes.
Studio City Investments Limited (“Studio City Investments”), the shareholder of Studio City Company, all of its existing subsidiaries (other than Studio City Company) and any other future restricted subsidiaries that provide guarantees of certain specified indebtedness (including the 2016 Studio City Credit Facilities) (the “2022 7.000% Studio City Secured Notes Guarantors”) jointly, severally and unconditionally guarantee the 2022 7.000% Studio City Secured Notes on a senior basis (the “2022 7.000% Studio City Secured Notes Guarantees”). The 2022 7.000% Studio City Secured Notes Guarantees are senior obligations of the 2022 7.000% Studio City Secured Notes Guarantors, rank equally in right of payment to all existing and future senior indebtedness of the 2022 7.000% Studio City Secured Notes Guarantors and rank senior in right of payment to any existing and future subordinated indebtedness of the 2022 7.000% Studio City Secured Notes Guarantors. The 2022 7.000% Studio City Secured Notes Guarantees are pari passu to the 2022 7.000% Studio City Secured Notes Guarantors’ obligations under the 2016 Studio City Credit Facilities, and effectively subordinated to any future secured indebtedness that is secured by assets that do not secure the 2022 7.000% Studio City Secured Notes and the 2022 7.000% Studio City Secured Notes Guarantees, to the extent of the value of the assets.
The 2022 7.000% Studio City Secured Notes are secured, on an equal basis with the 2016 Studio City Credit Facilities, by substantially all of the material assets of Studio City Investments and its subsidiaries (although obligations under the 2016 Studio City Credit Facilities that are secured by the common collateral securing the 2022 7.000% Studio City Secured Notes will have priority over the 2022 7.000% Studio City Secured Notes with respect to any proceeds received upon any enforcement action of such common collateral); in addition, in line with the 2016 Studio City Credit Facilities, the 2022 7.000% Studio City Secured Notes are also secured by certain specified bank accounts.
At any time prior to February 15, 2024, Studio City Company has the options i) to redeem all or a portion of the 2022 7.000% Studio City Secured Notes at a “make-whole” redemption price; and ii) to redeem up to 35%
of the 2022 7.000% Studio City Secured Notes with the net cash proceeds of certain equity offerings at a fixed redemption price. Thereafter, Studio City Company has the option to redeem all or a portion of the 2022 7.000% Studio City Secured Notes at any time at fixed redemption prices that decline ratably over time. Further, under certain circumstances and subject to certain exceptions as more fully described in the indenture governing the 2022 7.000% Studio City Secured Notes, Studio City Company also has the option to redeem in whole, but not in part the 2022 7.000% Studio City Secured Notes at fixed redemption prices. In certain events that relate to a change of control or a termination of the gaming concession of Melco Resorts Macau and subject to certain exceptions as more fully described in the indenture governing

F-3
0

STUDIO CITY INTERNATIONAL HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands, except share and per share data)

10.	LONG-TERM DEBT, NET - continued

(a)	Senior Notes - continued
2022 7.000% Studio City Secured Notes
 - continued

the 2022 7.000% Studio City Secured Notes, each holder of the 2022 7.000% Studio City Secured Notes will have the right to require Studio City Company to repurchase all or any part of such holder’s 2022 7.000% Studio City Secured Notes at a fixed redemption price.
The indenture governing the 2022 7.000% Studio City Secured Notes contains certain covenants that, subject to certain exceptions and conditions, limit the ability of Studio City Company, Studio City Investments and their respective restricted subsidiaries to, among other things: (i) incur or guarantee additional indebtedness and issue certain preferred stock; (ii) make specified restricted payments and investments; (iii) prepay or redeem subordinated debt or equity; (iv) issue or sell capital stock; (v) transfer, lease or sell assets; (vi) create or incur certain liens; (vii) impair the security interests in the collateral; (viii) enter into agreements that restrict the restricted subsidiaries’ ability to pay dividends, transfer assets or make intercompany loans; (ix) change the nature of the business of the relevant group; (x) enter into transactions with shareholders or affiliates; and (xi) effect a consolidation or merger. The indenture governing the 2022 7.000% Studio City Secured Notes also contains conditions and events of default customary for such financings.
There are provisions under the indenture governing the 2022 7.000% Studio City Secured Notes that limit or prohibit certain payments of dividends and other distributions by Studio City Company, Studio City Investments and their respective restricted subsidiaries to companies or persons who are not Studio City Company, Studio City Investments and their respective restricted subsidiaries, subject to certain exceptions and conditions. As of December 31, 2022, the net assets of Studio City Investments and its restricted subsidiaries of approximately $821,000 were restricted from being distributed under the terms of the 2022 7.000% Studio City Secured Notes.
2021 5.000% Studio City Notes
On January 14, 2021, Studio City Finance
Limited (“Studio City Finance”), a subsidiary of Studio City International
,
issued $750,000 in aggregate principal amount of 5.000% senior notes due January 15, 2029 at an issue price of 100% of the principal amount (the “First 2021 5.000% Studio City Notes”); and on May 20, 2021, Studio City Finance further issued $350,000 in aggregate principal amount of
5.000
% senior notes due January 15, 2029 at an issue price of 101.50% of the principal amount (the “Additional 2021
5.000
% Studio City Notes” and together with the First 2021 5.000% Studio City Notes, the “2021
5.000
% Studio City Notes”). The Additional 2021
5.000
% Studio City Notes are consolidated and form a single series with the First 2021
5.000
% Studio City Notes. The interest on the 2021
5.000
% Studio City Notes is accrued at a rate of 5.000%
per annum, payable semi-annually in arrears on January 15 and July 15 of each year and commenced on July 15, 2021. The 2021
5.000
% Studio City Notes are general obligations of Studio City Finance, rank equally in right of payment to all existing and future senior indebtedness of Studio City Finance, rank senior in right of payment to any existing and future subordinated indebtedness of Studio City Finance and are effectively subordinated to all of Studio City Finance’s existing and future secured indebtedness to the extent of the value of the property and assets securing such indebtedness.
The net proceeds from the offering of the 2021 5.000% Studio City Notes were partially used to fund the conditional tender offer and the remaining outstanding balance with accrued interest of previous senior notes of Studio City Finance in February 2021; and with the remaining balance to partially fund the capital expenditures of the remaining development project at Studio City and for general corporate purposes.
F-3
1

STUDIO CITY INTERNATIONAL HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands, except share and per share data)

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
At any time prior to January 15, 2024, Studio City Finance has the options i) to redeem all or a portion of the 2021 5.000% Studio City Notes at a “make-whole” redemption price; and ii) to redeem up to 35% of the 2021 5.000% Studio City Notes with the net cash proceeds of certain equity offerings at a fixed redemption price. Thereafter, Studio City Finance has the option to redeem all or a portion of the 2021 5.000% Studio City Notes at any time at fixed redemption prices that decline ratably over time. Further, under certain circumstances and subject to certain exceptions as more fully described in the indenture governing the 2021 5.000% Studio City Notes, Studio City Finance also has the option to redeem in whole, but not in part the 2021 5.000% Studio City Notes at fixed redemption prices. In certain events that relate to a change of control or a termination of the gaming concession of Melco Resorts Macau and subject to certain exceptions as more fully described in the indenture governing the 2021 5.000% Studio City Notes, each holder of the 2021 5.000% Studio City Notes will have the right to require Studio City Finance to repurchase all or any part of such holder’s 2021 5.000% Studio City Notes at a fixed redemption price.
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
There are provisions under the indenture governing the 2021 5.000% Studio City Notes that limit or prohibit certain payments of dividends and other distributions by Studio City Finance and its restricted subsidiaries to companies or persons who are not Studio City Finance or restricted subsidiaries of Studio City Finance, subject to certain exceptions and conditions. As of December 31, 2022, the net assets of Studio City Finance and its restricted subsidiaries of approximately $887,000 were restricted from being distributed under the terms of the 2021 5.000% Studio City Notes.

F-3
2

STUDIO CITY INTERNATIONAL HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands, except share and per share data)

10.	LONG-TERM DEBT, NET - continued

(a)	Senior Notes - continued

2020 Studio City Notes
On July 15, 2020, Studio City Finance issued $500,000 in aggregate principal amount of 6.000% senior notes due July 15, 2025 at an issue price of 100% of the principal amount (the “2020 6.000% SC Notes”) and $500,000 in aggregate principal amount of 6.500% senior notes due
January 15, 2028 at an issue price of 100% of the principal amount (the “2020 6.500% SC Notes” and together with 2020 6.000% SC Notes, the “2020 Studio City Notes”). The interest on the 2020 6.000% SC Notes and 2020 6.500% SC Notes is accrued at a rate of 6.000% and 6.500% per annum, respectively, payable semi-annually in arrears on January 15 and July 15 of each year and commenced on January 15, 2021. The 2020 Studio City Notes are general obligations of Studio City Finance, rank equally in right of payment to all existing and future senior indebtedness of Studio City Finance, rank senior in right of payment to any existing and future subordinated indebtedness of Studio City Finance and are effectively subordinated to all of Studio City Finance’s existing and future secured indebtedness to the extent of the value of the property and assets securing such indebtedness.
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
At any time prior to July 15, 2022, Studio City Finance ha
d
 the options i) to redeem all or a portion of the 2020 6.000% SC Notes at a “make-whole” redemption price; and ii) to redeem up to 35% of the 2020 6.000% SC Notes with the net cash proceeds of certain equity offerings at a fixed redemption price. Thereafter, Studio City Finance has the option to redeem all or a portion of the 2020 6.000% SC Notes at any time at fixed redemption prices that decline ratably over time. At any time prior to July 15, 2023, Studio City Finance has the options i) to redeem all or a portion of the 2020 6.500% SC Notes at a “make-whole” redemption price; and ii) to redeem up to 35% of the 2020 6.500% SC Notes with the net cash proceeds of certain equity offerings at a fixed redemption price. Thereafter, Studio City Finance has the option to redeem all or a portion of the 2020 6.500% SC Notes at any time at fixed redemption prices that decline ratably over time. Further, under certain circumstances and subject to certain exceptions as more fully described in the indenture governing the 2020 Studio City Notes, Studio City Finance also has the option to redeem in whole, but not in part the 2020 Studio City Notes at fixed redemption prices. In certain events that relate to a change of control or a termination of the gaming concession of Melco Resorts Macau and subject to certain exceptions as more fully described in the indenture governing the 2020 Studio City Notes, each holder of the 2020 Studio City Notes will have the right to require Studio City Finance to repurchase all or any part of such holder’s 2020 Studio City Notes at a fixed redemption price.

F-3
3

STUDIO CITY INTERNATIONAL HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands, except share and per share data)

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
There are provisions under the indenture governing the 2020 Studio City Notes that limit or prohibit certain payments of dividends and other distributions by Studio City Finance and its restricted subsidiaries to companies or persons who are not Studio City Finance or restricted subsidiaries of Studio City Finance, subject to certain exceptions and conditions. As of December 31, 2022, the net assets of Studio City Finance and its restricted subsidiaries of approximately $887,000 were restricted from being distributed under the terms of the 2020 Studio City
Notes.

(b)	Credit Facilities
2016 Studio City Credit Facilities
On November 30, 2016, Studio City Company (the “Studio City Borrower”) amended and restated the Studio City Borrower’s prior senior secured credit facilities agreement from HK$10,855,880 (equivalent to $1,395,357) to a HK$234,000 (equivalent to $30,077) senior secured credit facilities agreement (the “2016 Studio City Credit Facilities”), comprising a HK$1,000 (equivalent to $129) term loan facility (the “2016 SC Term Loan Facility”) and a HK$233,000 (equivalent to $29,948) revolving credit facility (the “2016 SC Revolving Credit Facility”). As of December 31, 2022, the outstanding principal amount of the 2016 SC Term Loan Facility and the 2016 SC Revolving Credit Facility were HK$1,000 (equivalent to $128) and nil, respectively, and the available unused borrowing capacity under the 2016 SC Revolving Credit Facility was HK$233,000 (equivalent to $29,835).
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
The 2016 SC Term Loan Facility is collateralized by cash of HK$1,012 (equivalent to $130).
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

F-3
4

STUDIO CITY INTERNATIONAL HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands, except share and per share data)

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
The indebtedness under the 2016 Studio City Credit Facilities is guaranteed by Studio City Investments and its subsidiaries (other than the Studio City Borrower). Security for the 2016 Studio City Credit Facilities includes a first-priority mortgage over any rights under the land concession contract of Studio City and an assignment of certain leases or rights to use agreements; as well as other customary security. The 2016 Studio City Credit Facilities contain certain affirmative and negative covenants customary for such financings, as well as affirmative, negative and financial covenants aligned with those of certain other financings at Studio City Finance. Certain specified bank accounts of Melco Resorts Macau are pledged under 2016 Studio City Credit Facilities and related finance documents. The 2016 Studio City Credit Facilities are secured by substantially all of the material assets of Studio City Investments and its subsidiaries.
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
In addition, modification, expiry, or termination of the gaming concession of Melco Resorts Macau in circumstances that have a material adverse effect on the 2016 Studio City Borrowing Group (as a whole) will allow lenders to elect for the mandatory prepayment of all outstanding loan amounts.
There are provisions that limit certain payments of dividends and other distributions by the 2016 Studio City Borrowing Group to companies or persons who are not members of the 2016 Studio City Borrowing Group. As of December 31, 2022, the net assets of Studio City Investments and its restricted subsidiaries of approximately $821,000 were restricted from being distributed under the terms of the 2016 Studio City Credit Facilities.
Borrowings under the 2016 Studio City Credit Facilities bear interest at the Hong Kong Interbank Offered Rate plus a margin of 4% per annum. The Studio City Borrower may select an interest period for borrowings under the 2016 Studio City Credit Facilities ranging from one to six months or any other agreed period. The Studio City Borrower is obligated to pay a commitment fee on the undrawn amount of the 2016 SC Revolving Credit Facility and recognized loan commitment fees of $417, $419 and $421 during the years ended December 31, 2022, 2021 and 2020, respectively.

STUDIO CITY INTERNATIONAL HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands, except share and per share data)

10.	LONG-TERM DEBT, NET - continued

(c)	Borrowing Rates and Scheduled Maturities of Long-term Debt
During the years ended December 31, 2022, 2021 and 2020, the Company’s average borrowing rates were approximately 5.77%, 5.69% and 6.98% per annum, respectively.
Scheduled maturities of the long-term debt (excluding unamortized deferred financing costs and original issue premiums) as of December 31, 2022 are as follows:

Year ending December 31,
2023	$—
2024	—
2025	500,000
2026	—
2027	350,000
Over 2027	1,600,128

$2,450,128

11.	LEASES
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
The components of operating lease costs are as follows:

	Year Ended December 31,
	2022	2021	2020

Amortization of land use right	$3,300	$3,325	$3,333
Operating lease costs	1,078	1,094	1,108
Short-term lease costs	—	—	405

Total operating lease costs	$4,378	$4,419	$4,846

Other information related to lease terms and discount rates of operating leases is as follows:

	December 31,
	2022	2021

Weighted average remaining lease term	32.9 years	33.9 years
Weighted average discount rate	7.00%	6.30%

F-3
6

STUDIO CITY INTERNATIONAL HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands, except share and per share data)

1 1 .	LEASES - continued
Lessee Arrangements
 - continued

Maturities of operating lease liabilities as of December 31, 2022 are as follows:

Year ending December 31,
2023	$1,127
2024	1,127
2025	1,127
2026	1,127
2027	1,127
Over 2027	31,320

Total future minimum lease payments	36,955
Less: amount representing interest	(22,361)

Present value of future minimum lease payments	14,594
Current portion	(1,095)

Non-current portion	$13,499

Lessor Arrangements
The Company is the lessor under
non-cancellable
operating leases mainly for mall spaces in Studio City with various retailers that expire at various dates through December 2034. Certain of the operating leases include minimum base fees with contingent fee clauses based on percentages of turnover.
During the years ended December 31, 2022, 2021 and 2020, the Company earned minimum operating lease income of $3,714, $7,125 and
$12,064
,
respectively
,
and contingent operating lease income of $449, $1,638 and
$(1,254)
, respectively. Total lease income for the years ended December 31, 2022, 2021 and 2020 were reduced by $198, nil and
$3,913
, respectively, as a result of the rent concessions and uncollectible lease income related to the effects of the
COVID-19
outbreak.
Future minimum fees, excluding the contingent fees to be received under non-cancellable
operating leases as of December 31, 2022 were as follows:

Year ending December 31,
2023	$3,117
2024	2,333
2025	1,352
2026	1,288
2027	908
Over 2027	1,106

$10,104

F-3
7

STUDIO CITY INTERNATIONAL HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands, except share and per share data)

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

The carrying values of cash equivalents, long-term deposits and other long-term liabilities approximated fair value and were classified as level 2 in the fair value hierarchy.
The estimated fair
values
of long-term debt as of December 31, 2022 and 2021
,
were approximately $1,959,195 and $1,953,539, respectively, as compared to their
carrying
values
, excluding unamortized deferred financing costs and original issue premiums, of $2,450,128 and $2,100,128, respectively. Fair values were estimated using quoted market prices and were classified as level 1 in the fair value hierarchy for the 2022 7.000% Studio City Secured Notes, 2021 5.000% Studio City Notes and the 2020 Studio City Notes. Fair value for the 2016 Studio City Credit Facilities approximated its
carrying value as the instrument carried variable interest rates that approximated the market rates and was classified as level 2 in the fair value hierarchy.
As of December 31, 2022 and 2021, the Company did not have any non-financial
assets or liabilities that were recognized or disclosed at fair value in the accompanying consolidated financial statements.

13.	CAPITAL STRUCTURE
During July and August 2020, Studio City International
,
respectively
,
announced and completed a series of private offers (the “2020 Private Placements”) of 72,185,488 Class A ordinary shares and 14,087,299 ADSs (representing 56,349,196 Class A ordinary shares) to certain existing shareholders and holders of its ADSs, including Melco, with gross proceeds amounting to $500,000 and offering expenses of $1,052. The 2020 Private Placements resulted in an adjustment to the carrying amount of the Participation Interest with a corresponding decrease in the Company’s additional paid-in
capital.
During February and March 2022, Studio City International
,
respectively
,
announced and completed a series of private offers (the “2022 Private Placements”) of 400,000,000 Class A ordinary shares to certain existing shareholders and holders of its ADSs, including Melco, with gross proceeds amounting to $300,000 and offering expenses of $841. The 2022 Private Placements resulted in an adjustment to the carrying amount of the Participation Interest with a corresponding increase in the Company’s additional paid-in
capital.
As of December 31, 2022 and 2021, Studio City International’s authorized share capital was 1,927,488,240 Class A ordinary shares and 72,511,760 Class B ordinary shares of a par value of $0.0001 each
. As of

F-
3
8

STUDIO CITY INTERNATIONAL HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands, except share and per share data)

13.	CAPITAL STRUCTURE - continued

December 31, 2022,
770,352,700
Class A ordinary shares and
72,511,760
Class
B ordinary shares were issued and outstanding and as of December 31, 2021, 370,352,700 Class A ordinary shares and 72,511,760 Class B ordinary shares were issued and outstanding.

14.	INCOME TAXES
Loss before income tax consisted of:

	Year Ended December 31,

	2022	2021	2020

Macau operations	$(271,801)	$(191,655)	$(278,388)
Hong Kong and other jurisdictions operations	(89,124)	(110,804)	(127,715)

Loss before income tax	$(360,925)	$(302,459)	$(406,103)

The income tax expense (benefit) consisted of:

	Year Ended December 31,

	2022	2021	2020

Income tax expense - current:
Hong Kong Profits Tax	$1	$9	$—

(Over) under provision of income taxes in prior years:
Macau Complementary Tax	—	(29)	—
Hong Kong Profits Tax	—	8	—

Sub-total	—	(21)	—

Income tax expense ( benefit ) - deferred:
Macau Complementary Tax	381	(445)	(1,011)

Total income tax expense ( benefit )	$382	$(457)	$(1,011)

F-
39

STUDIO CITY INTERNATIONAL HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands, except share and per share data)

14.	INCOME TAXES - continued

A reconciliation of the income tax expense (
benefit
) from loss before income tax per the accompanying consolidated statements of operations is as follows:

	Year Ended December 31,
	2022	2021	2020
Loss before income tax	$(360,925)	$(302,459)	$(406,103)
Macau Complementary Tax rate	12%	12%	12%
Income tax benefit at Macau Complementary Tax rate	(43,311)	(36,295)	(48,732)
Effect of different tax rates of subsidiaries operating in other jurisdictions	(3,449)	(5,385)	(2,995)
Over provision in prior years	—	(21)	—
Effect of income for which no income tax expense is payable	(1,438)	(534)	(295)
Effect of expenses for which no income tax benefit is receivable	16,560	20,970	19,724
Effect of tax losses that cannot be carried forward	—	5,532	10,768
Changes in valuation allowances	16,202	(925)	7,361
Expired tax losses	15,818	16,201	13,158

Income tax expense ( benefit )	$382	$(457)	$(1,011)

Studio City International and certain of its subsidiaries are exempt from tax in the Cayman Islands or British Virgin Islands (“BVI”), where they are incorporated, while one of these subsidiaries incorporated in BVI is subject to Hong Kong Profits Tax on income derived from Hong Kong during the years ended December 31, 2022, 2021 and 2020. The remaining subsidiaries of Studio City International incorporated in Macau and Hong Kong are subject to Macau Complementary Tax and Hong Kong
Profits
Tax, respectively, during the years ended December 31, 2022, 2021 and 2020.
Macau Complementary Tax and Hong Kong Profits Tax have been provided at 12% and 16.5% on the estimated taxable income earned in or derived from Macau and Hong Kong, respectively, during the years ended December 31, 2022, 2021 and 2020, if applicable.
Pursuant to the approval notice issued by the Macau government in January 2017, Studio City Entertainment was granted an extension of the Macau Complementary Tax exemption on profits generated from income received from Melco Resorts Macau under the Services and Right to Use Arrangements (as amended on June 23, 2022 as Studio City Casino Agreement) for an additional five years
from 2017 to 2021, to the extent that such income is derived from Studio City gaming operations and has been subject to gaming tax. Studio City Entertainment applied for an extension of the Macau Complementary Tax exemption for 2022 and for the period from

January 1, 2023 through December 31, 2027
,
and the applications are currently pending approval by the Macau government. The non-gaming
profits and dividend distributions of Studio City Entertainment to its shareholders continue to be subject to Macau Complementary Tax.
During the years ended December 31, 2022, 2021 and 2020, Studio City Entertainment did not have any taxable income or profits generated from income received from Melco Resorts Macau under the Studio City Casino Agreement or the Services and Right to Use Arrangements.
The effective tax rates for the years ended December 31, 2022, 2021 and 2020 were (0.1)%, 0.2% and 0.2%, respectively. Such rates differ from the statutory Macau Complementary Tax rate of 12%, where the

F-4
0

STUDIO CITY INTERNATIONAL HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands, except share and per share data)

14.	INCOME TAXES - continued

Company’s majority operations are located, primarily due to the effects of expenses for which no income tax benefit is receivable, expired tax losses, changes in valuation allowances, different tax rates of subsidiaries operating in other jurisdictions and income for which no income tax expense is payable for the relevant years together with the effect of tax losses that cannot be carried forward for the years ended December 31, 2021 and 2020.
The net deferred tax liabilities as of December 31, 2022 and 2021 consisted of the following:

	December 31,
	2022	2021
Deferred tax assets
Net operating losses carried forward	$57,522	$45,009
Depreciation and amortization	33,512	30,076
Lease liabilities	1,751	1,883
Others	154	58

Sub-total	92,939	77,026

Valuation allowances	(91,092)	(74,417)

Total deferred tax assets	1,847	2,609

Deferred tax liabilities
Right-of-use assets	(1,576)	(1,750)
Unrealized capital allowances	(653)	(859)

Total deferred tax liabilities	(2,229)	(2,609)

Deferred tax liabilities, net	$(382)	$—

As of December 31, 2022 and 2021, valuation allowances of $91,092 and $74,417 were provided, respectively, as management believes it is more likely than not that these deferred tax assets will not be realized. As of December 31, 2022, adjusted operating tax losses carried forward, amounting to $144,253, $100,792 and $234,291 will expire in 2023, 2024 and 2025, respectively. Adjusted operating tax losses carried forward of $131,813 expired during the year ended December 31, 2022.
Deferred tax, where applicable, is provided under the asset and liability method at the enacted statutory income tax rate of the respective tax jurisdictions, applicable to the respective financial years, on the difference between the consolidated financial statements carrying amounts and income tax base of assets and liabilities.
Undistributed earnings of a foreign subsidiary of Studio City International available for distribution to Studio City International of approximately $745,397 and $846,735 as at December 31, 2022 and 2021, respectively, are considered to be indefinitely reinvested. Accordingly, no provision has been made for the dividend withholding taxes that would be payable upon the distribution of those amounts to Studio City International. If those earnings were to be distributed or they were determined to be no longer permanently reinvested, Studio City International would have to record a deferred income tax liability in respect of those undistributed earnings of approximately $89,448 and $101,608 as at December 31, 2022 and 2021, respectively.
The Company concluded that there were no significant uncertain tax positions requiring recognition in the accompanying consolidated financial statements for the years ended December 31, 2022, 2021 and 2020 and

F-4
1

STUDIO CITY INTERNATIONAL HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands, except share and per share data)

14.	INCOME TAXES - continued

there are no material unrecognized tax benefits which would favorably affect the effective income tax rates in future periods. As of December 31, 2022 and 2021, there were no interest and penalties related to uncertain tax positions recognized in the accompanying consolidated financial statements. The Company does not anticipate any significant increases or decreases in unrecognized tax benefits within the next twelve months.
Income tax returns of Studio City International’s subsidiaries remain open and subject to examination by the tax authorities of Macau and Hong Kong until the statute of limitations expire in each corresponding jurisdiction. The statute of limitations in Macau and Hong Kong are five years and six years, respectively.

15.	SHARE-BASED COMPENSATION
Certain restricted shares were approved by Melco be granted to the eligible management personnel of Melco in lieu of the bonus for their services performed during 2022, 2021 and 2020 under respective share incentive plans adopted by Melco in 2021 and 2011 (the “Bonus Restricted Shares”). The Bonus Restricted Shares for 2022 are expected to be granted in April 2023 and the Bonus Restricted Shares for 2021 and 2020 were granted in April 2022 and March 2021, respectively. The Bonus Restricted Shares vest immediately on its grant dates and the grant date fair value was determined with reference to the closing price of Melco’s ADS trading on the Nasdaq Global Select Market on the date of grant.
In accordance with the applicable accounting standards, the share-based compensation expenses related to the grant of Bonus Restricted Shares for 2022, 2021 and 2020 to the eligible management personnel of Melco, to the extent of services received by the Company, were recognized for the years ended December 31, 2022, 2021 and 2020, respectively, in the accompanying consolidated statements of operations with a corresponding increase in payables to affiliated companies as the amounts were charged to the Company by Melco and its subsidiaries under the Management and Shared Services Arrangements.
The share-based compensation expenses for the Company were recognized as follows:

	Year Ended December 31,
	2022	2021	2020

Share-based compensation expenses	$361	$438	$1,200
Less: share-based compensation expenses capitalized in construction in progress	—	—	(409)

Share-based compensation expenses recognized in general and administrative expenses	$361	$438	$791

16.	EMPLOYEE BENEFIT PLANS
The Company provides defined contribution plans for its employees in Macau. Certain executive officers of the Company are members of defined contribution plan in Hong Kong operated by Melco. During the years ended December 31, 2022, 2021 and 2020, the Company’s contributions into these plans were $21, $8 and $28, respectively.

F-4
2

STUDIO CITY INTERNATIONAL HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands, except share and per share data)

17.	DISTRIBUTION OF PROFITS
All subsidiaries of Studio City International incorporated in Macau are required to set aside a minimum of 25% of the entity’s profit after tax to the legal reserve until the balance of the legal reserve reaches a level equivalent to 50% of the entity’s share capital in accordance with the provisions of the Macau Commercial Code. The legal reserve sets aside an amount from the subsidiaries’ statements of operations and is not available for distribution to the shareholders of the subsidiaries. The appropriation of the legal reserve is recorded in the subsidiaries’ financial statements in the year in which it is approved by the shareholders of the relevant subsidiaries. As of December 31, 2022 and 2021, the balance of the reserve amounted to $6 and $6, respectively.
The Company’s borrowings, subject to certain exceptions and conditions, contain certain restrictions on paying dividends and other distributions, as defined in the respective indentures governing the relevant senior notes and the credit facility agreement, details of which are disclosed in Note 10 under each of the respective borrowings.
During the years ended December 31, 2022, 2021 and 2020, Studio City International did not declare or pay any cash dividends on the ordinary shares. No dividends have been proposed since the end of the reporting period.

18.	COMMITMENTS AND CONTINGENCIES

(a)	Capital Commitments
As of December 31, 2022, the Company had capital commitments contracted for but not incurred for the construction and acquisition of property and equipment for Studio City totaling $23,371.

(b)	Other Commitment
Studio City Land Concession
In accordance with the Studio City land concession and the further extension granted by the Macau government as announced by Studio City International in May 2022, the land on which Studio City is located must be fully developed by June 30, 2023.

(c)	Guarantee
Except as disclosed in Note 10, the Company has made the following significant guarantee as of December 31, 2022:
Trade Credit Facility
In October 2013, one of the Studio City International’s subsidiaries entered into a trade credit facility agreement for HK$200,000 (equivalent to $25,610) (“Trade Credit Facility”) with a bank to meet certain payment obligations of the Studio City project. The Trade Credit Facility which matured on August 31, 2021 was further extended to August 31, 2023, and is guaranteed by Studio City Company. As of December 31, 2022, approximately $640 of the Trade Credit Facility had been utilized.

(d)	Litigation
As of December 31, 2022, the Company was a party to certain legal proceedings which relate to matters arising out of the ordinary course of its business. Management believes that the outcomes of such proceedings have been adequately provided for or have no material impacts on the Company’s consolidated financial statements as a whole.

F-4
3

STUDIO CITY INTERNATIONAL HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands, except share and per share data)

19.	RELATED PARTY TRANSACTIONS
During the years ended December 31, 2022, 2021 and 2020, the Company entered into the following significant related party transactions:

		Year Ended December 31,
Related companies	Nature of transactions	2022	2021	2020

Transactions with affiliated companies

Melco and its subsidiaries	Revenues (services provided by the Company):
	Revenue from casino contract	$(56,665)	$(1,455)	$(42,682)
	Rooms and food and beverage (1)	25,039	48,978	30,468
	Services fee (2)	21,889	24,906	26,151
	Entertainment (1)	499	361	25

	Costs and expenses (services provided to the Company):
	Staff costs recharges (3) (4)	56,620	59,676	65,515
	Corporate services (5)	33,263	32,354	32,354
	Other services	17,705	16,696	14,118
	Staff costs for construction and renovation work capitalized (4)	11,864	11,362	10,949
	Purchases of goods and services	186	149	151

	Sale and purchase of assets:
	Sale of property and equipment and other long-term assets	8	1,695	2,692
	Transfer-in of other long-term assets	2,423	5,167	7,206
	Purchases of intangible assets	—	192	3,938
Notes
(1)
These revenues primarily represented the standalone selling prices of the complimentary services (including rooms, food and beverage and entertainment services) provided to Studio City Casino’s gaming patrons and charged to Melco Resorts Macau. For the years ended December 31, 2022, 2021 and 2020, the related party rooms and food and beverage revenues and entertainment revenues aggregated to $25,538, $49,339 and $30,493, respectively, of which $22,884, $44,117 and $27,090 related to Studio City Casino’s gaming patrons and $2,654, $5,222 and $3,403 related to non-Studio
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

Other Related Party Transaction
As of December 31, 2022 and 2021, Mr. Lawrence Yau Lung Ho, Studio City International’s director, and his controlled entity held an aggregate principal amount of $60,000 and $60,000 of senior notes issued by Studio City Finance, respectively. As of December 31, 2022, an independent director of Studio City International held an aggregate principal amount of $400 of senior notes issued by Studio City Company.

F-4
4

STUDIO CITY INTERNATIONAL HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands, except share and per share data)

19.	RELATED PARTY TRANSACTIONS - continued
Other Related Party Transaction
 - continued

During the years ended December 31, 2022, 2021 and 2020, total interest expenses of $3,300, $4,494 and $1,740 in relation to the senior notes issued by Studio City Finance, were paid or payable to Mr. Lawrence Yau Lung Ho and his controlled entity, respectively. During the year ended December 31, 2022, total interest expenses of $14 in relation to the senior notes issued by Studio City Company, were paid or payable to the independent director of Studio City International.

(a)	Receivables from Affiliated Companies
The outstanding balances as of December 31, 2022 and 2021 are receivables from Melco’s subsidiaries mainly arising from operating income or prepayment of operating expenses, and are unsecured, non-interest
bearing and repayable on demand.

(b)	Payables to Affiliated Companies
The outstanding balances as of December 31, 2022 and 2021 are payables to Melco and its subsidiaries mainly arising from operating expenses, and are unsecured, non-interest
bearing and repayable on demand.

20.	SEGMENT INFORMATION
The Company’s principal operating activities are engaged in the hospitality business and provision of services pursuant to a casino contract in Macau. The Company monitors its operations and evaluates its earnings by reviewing the assets and operations of Studio City as one operating segment. Accordingly, the Company does not present separate segment information. As of December 31, 2022 and 2021, the Company operated in one geographical area, Macau, where it derives its revenues and its long-lived assets are located.

21.	SUBSEQUENT EVENTS
The Management and Shared Services Arrangements which expired in June 2022 were extended to December 31, 2032 in March
2023.

STUDIO CITY INTERNATIONAL HOLDINGS LIMITED
ADDITIONAL INFORMATION - FINANCIAL STATEMENT SCHEDULE 1
FINANCIAL INFORMATION OF PARENT COMPANY
CONDENSED BALANCE SHEETS
(In thousands, except share and per share data)

	December 31,
	2022	2021
ASSETS

Current assets:
Cash and cash equivalents	$27	$38
Receivables from a subsidiary	3,398	—
Prepaid expenses and other current assets	7	—

Total current assets	3,432	38

Investments in subsidiaries	802,512	790,471

Other long-term assets	—	452

Total assets	$805,944	$790,961

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Accrued expenses and other current liabilities	$739	$1,186
Payables to an affiliated company	474	—
Payables to subsidiaries	4,125	355

Total current liabilities	5,338	1,541

Total liabilities	5,338	1,541

Shareholders’ equity:
Class A ordinary shares, par value $0.0001; 1,927,488,240 shares authorized; 770,352,700 and 370,352,700 shares issued and outstanding , respectively	77	37
Class B ordinary shares, par value $0.0001; 72,511,760 shares authorized; 72,511,760 shares issued and outstanding	7	7
Additional paid-in capital	2,477,359	2,134,227
Accumulated other comprehensive losses	(11,671)	(6,136)
Accumulated losses	(1,665,166)	(1,338,715)

Total shareholders’ equity	800,606	789,420

Total liabilities and shareholders’ equity	$805,944	$790,961

F-4
6

STUDIO CITY INTERNATIONAL HOLDINGS LIMITED
ADDITIONAL INFORMATION - FINANCIAL STATEMENT SCHEDULE 1
FINANCIAL INFORMATION OF PARENT COMPANY
CONDENSED STATEMENTS OF OPERATIONS
(In thousands)

	Year Ended December 31,
	2022	2021	2020

Operating revenues	$—	$—	$—
Operating costs and expenses	(12)	—	—

Operating loss	(12)	—	—

Non-operating (expenses) income:
Foreign exchange (losses) gains, net	(2)	(1)	1
Share of results of subsidiaries	(326,437)	(252,554)	(321,627)

Total non-operating expenses, net	(326,439)	(252,555)	(321,626)

Loss before income tax	(326,451)	(252,555)	(321,626)
Income tax expense	—	—	—

Net loss	$(326,451)	$(252,555)	$(321,626)

F-4
7

STUDIO CITY INTERNATIONAL HOLDINGS LIMITED
ADDITIONAL INFORMATION - FINANCIAL STATEMENT SCHEDULE 1
FINANCIAL INFORMATION OF PARENT COMPANY
CONDENSED STATEMENTS OF COMPREHENSIVE LOSS
(In thousands)

	Year Ended December 31,
	2022	2021	2020

Net loss	$(326,451)	$(252,555)	$(321,626)
Other comprehensive (loss) income:
Foreign currency translation adjustments	(5,535)	(18,012)	11,607

Other comprehensive (loss) income	(5,535)	(18,012)	11,607

Total comprehensive loss	$(331,986)	$(270,567)	$(310,019)

F-
4
8

STUDIO CITY INTERNATIONAL HOLDINGS LIMITED
ADDITIONAL INFORMATION - FINANCIAL STATEMENT SCHEDULE 1
FINANCIAL INFORMATION OF PARENT COMPANY
CONDENSED STATEMENTS OF CASH FLOWS
(In thousands)

	Year Ended December 31,
	2022	2021	2020
Cash flows from operating activities:

Net cash provided by (used in) operating activities	$830	$472	$(119)

Cash flow from an investing activity:
Capital contribution to a subsidiary	(300,000)	—	(500,000)

Cash used in an investing activity	(300,000)	—	(500,000)

Cash flow from a financing activity:
Net proceeds from (payments for) issuance of shares	299,159	(445)	499,222

Cash provided by (used in) a financing activity	299,159	(445)	499,222

(Decrease) increase in cash and cash equivalents	(11)	27	(897)
Cash and cash equivalents at beginning of year	38	11	908

Cash and cash equivalents at end of year	$27	$38	$11

Supplemental cash flow disclosure:
Offering expenses capitalized for the issuance of shares included in accrued expenses and other current liabilities	$—	$—	$445

F-
49

STUDIO CITY INTERNATIONAL HOLDINGS LIMITED
ADDITIONAL INFORMATION - FINANCIAL STATEMENT SCHEDULE 1
FINANCIAL INFORMATION OF PARENT COMPANY
NOTES TO CONDENSED FINANCIAL STATEMENT SCHEDULE 1
(In thousands)

1.
Schedule 1 has been provided pursuant to the requirements of Rule
12-04(a)
and
4-08(e)(3)
of Regulation
S-X,
which require condensed financial information as to financial position, cash flows and results and operations of a parent company as of the same dates and for the same periods for which audited consolidated financial statements have been presented when the restricted net assets of the consolidated and unconsolidated subsidiaries together exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year. As of December 31, 2022, approximately $887,000 of the restricted net assets were not available for distribution and, as such, the condensed financial information of Studio City International has been presented for the years ended December 31, 2022, 2
02
1 and 2020. Studio City International did not receive any cash dividend from its subsidiary during the years ended December 31, 2022, 2021 and 2020.

2.	Basis of Presentation
The accompanying condensed financial information has been prepared using the same accounting policies as set out in Studio City International’s consolidated financial statements except that the parent company has used the equity method to account for its investments in subsidiaries.

F-5
0