Form 20-F
period 2023-12-31
STUDIO CITY INTERNATIONAL HOLDINGS Ltd
filed 2024-03-22
CIK 1713334

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2023
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission
file number 001-38699

STUDIO CITY INTERNATIONAL HOLDINGS LIMITED
(Exact name of Registrant as specified in its charter)

Not applicable
(Translation of Registrant’s name into English)
Cayman Islands
(Jurisdiction of incorporation or organization)
71 Robinson Road
#04-03
,
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

770,352,700
 Class A ordinary shares and
72,511,760
 Class B ordinary shares outstanding as of December 31, 2023
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
 Yes
☐

No

☒
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section
 13 or 15(d) of the Securities Exchange Act of 1934.
 Yes
☐

No

☒
Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.
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
 S-T
 (
§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

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

INTRODUCTION

In this annual report on Form 20-F, unless otherwise indicated:

•

“2018 Project Facility” refers to the senior secured project facility, dated January 28, 2013 and as amended from time to time, entered into between, among others, Studio City Company, as borrower, and certain subsidiaries as guarantors, comprising a term loan facility of HK$10,080,460,000 (equivalent to US$1.3 billion) and revolving credit facility of HK$775,420,000 (equivalent to US$100 million), and which was amended, restated and extended by the 2021 Studio City Senior Secured Credit Facility;

•

“2021 Studio City Senior Secured Credit Facility” refers to the facility agreement dated November 23, 2016 with, among others, Bank of China Limited, Macau Branch, to amend, restate and extend the 2018 Project Facility to provide for senior secured credit facilities in an aggregate amount of HK$234.0 million (equivalent to US$30.0 million), which consist of a HK$233.0 million (equivalent to US$29.9 million) revolving credit facility and a HK$1.0 million (equivalent to US$0.1 million) term loan facility, and which would have matured on November 30, 2021, and was amended, restated and extended by the 2028 Studio City Senior Secured Credit Facility;

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

•

“2025 Notes Tender Offer” refers to the conditional tender offer by Studio City Finance pursuant to which it purchased for cash an aggregate principal amount of US$100.0 million of the outstanding 2025 Notes in November 2023;

•	“2027 Notes” refers to the 7.00% senior secured notes due 2027 in an aggregate principal amount of US$350,000,000 issued by Studio City Company on February 16, 2022;

•	“2028 Notes” refers to the 6.50% senior notes due 2028 in an aggregate principal amount of US$500,000,000 issued by Studio City Finance on July 15, 2020;

•

“2028 Studio City Senior Secured Credit Facility” refers to the facility agreement dated March 15, 2021 with, among others, Bank of China Limited, Macau Branch, to amend, restate and extend the 2021 Studio City Senior Secured Credit Facility to provide for senior secured credit facilities in an aggregate amount of HK$234.0 million (equivalent to US$30.0 million), which consist of a HK$233.0 million (equivalent to US$29.9 million) revolving credit facility and a HK$1.0 million (equivalent to US$0.1 million) term loan facility, with the maturity date of January 15, 2028;

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

•

“Concession Contract” refers to the concession contract executed between the Macau Special Administrative Region and the Gaming Operator on December 16, 2022, that provides for the terms and conditions of the concession granted to the Gaming Operator, which expires on December 31, 2032;

•	“DICJ” refers to the Direcção de Inspecção e Coordenação de Jogos (the Gaming Inspection and Coordination Bureau), a department of the Public Administration of Macau;

•	“DSEC” refers to the Statistics and Census Service of Macau, a department of the government of Macau;

•	“Greater China” refers to mainland China, Hong Kong and Macau, collectively;

•	“HK$” and “H.K. dollar(s)” refer to the legal currency of Hong Kong;

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

•

“Master Service Providers” refer to certain of our affiliates with whom we entered into a master services agreement and a series of work agreements with respect to the non-gaming services at the properties in Macau, and that are also subsidiaries of Melco Resorts, including Melco Crown (COD) Developments Limited (now known as COD Resorts Limited), Altira Developments Limited (now known as Altira Resorts Limited), the Gaming Operator, MPEL Services Limited (now known as Melco Resorts Services Limited), Golden Future (Management Services) Limited, MPEL Properties (Macau) Limited, Melco Crown Security Services Limited (now known as Melco Resorts Security Services Limited), MCE Travel Limited (now known as Melco Resorts Travel Limited), MCE Transportation Limited and MCE Transportation Two Limited (now known as MCO Transportation Two Limited);

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

•	“MOP” and “Pataca(s)” refer to the legal currency of Macau;

•	“MSC Cotai” refers to our subsidiary, MSC Cotai Limited, which is a company incorporated in the British Virgin Islands with limited liability;

•	“New Cotai” refers to New Cotai, LLC, a Delaware limited liability company;

•	“Renminbi” and “RMB” refer to the legal currency of the PRC;

•	“Studio City” refers to a cinematically-themed integrated resort in Cotai, an area of reclaimed land located between the islands of Taipa and Coloane in Macau;

•	“Studio City Casino” refers to the gaming areas being operated within Studio City;

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

•	“Studio City Company” refers to our subsidiary, Studio City Company Limited, which is a company incorporated in the British Virgin Islands with limited liability;

•	“Studio City Developments” refers to our subsidiary, Studio City Developments Limited, a Macau company;

•	“Studio City Entertainment” refers to our subsidiary, Studio City Entertainment Limited, a Macau company;

•	“Studio City Finance” refers to our subsidiary, Studio City Finance Limited, which is a company incorporated in the British Virgin Islands with limited liability;

•	“Studio City Hotel” refers to the hotel owned by Studio City Developments which includes the four hotel towers at Studio City;

•	“Studio City Hotels” refers to our subsidiary, Studio City Hotels Limited, a Macau company;

•	“Studio City Investments” refers to our subsidiary, Studio City Investments Limited, which is a company incorporated in the British Virgin Islands with limited liability;

•	“US$” and “U.S. dollar(s)” refer to the legal currency of the United States;

•	“U.S. GAAP” refers to the U.S. generally accepted accounting principles; and

•	“we,” “us,” “our,” “our Company” and “the Company” refer to Studio City International Holdings Limited and, as the context requires, its predecessor entities and its consolidated subsidiaries.

This annual report on Form 20-F includes our audited consolidated financial statements for the years ended December 31, 2023, 2022 and 2021 and as of December 31, 2023 and 2022.

Certain monetary amounts, percentages, and other figures included in this annual report have been subject to rounding adjustments. Certain other amounts that appear in this annual report may not sum due to rounding. Figures shown as totals in certain tables may not be an arithmetic aggregation of the figures preceding them.

GLOSSARY

“average daily rate” or “ADR”	calculated by dividing total room revenues including complimentary rooms (less service charges, if any) by total rooms occupied, including complimentary rooms, i.e., average price of occupied rooms per day

“cage”	a secure room within a casino with a facility that allows patrons to carry out transactions required to participate in gaming activities, such as exchange of cash for chips and exchange of chips for cash or other chips

“chip”	round token that is used on casino gaming tables in lieu of cash

“concession”	a government grant for the operation of games of fortune and chance in casinos in Macau under an administrative contract pursuant to which a concessionaire, or the entity holding the concession, is authorized to operate games of fortune and chance in casinos in Macau

“dealer”	a casino employee who takes and pays out wagers or otherwise oversees a gaming table

“drop”	the amount of cash to purchase gaming chips and promotional vouchers that is deposited in a gaming table’s drop box, plus gaming chips purchased at the casino cage

“drop box”	a box or container that serves as a repository for cash, chip purchase vouchers, credit markers and forms used to record movements in the chip inventory on each table game

“electronic gaming table”	table with an electronic or computerized wagering and payment system that allow players to place bets from multiple-player gaming seats

“gaming machine”	slot machine and/or electronic gaming table

“gaming machine handle”	the total amount wagered in gaming machines

“gaming machine win rate”	gaming machine win (calculated before non-discretionary incentives (including the point-loyalty programs) as administered by the Gaming Operator and allocating casino revenues related to goods and services provided to gaming patrons on a complimentary basis) expressed as a percentage of gaming machine handle

“gaming promoter”	an individual or corporate entity who, for the purpose of promoting rolling chip and other gaming activities, arranges customer transportation and accommodation, provides credit in its sole discretion if authorized by a gaming operator and arranges food and beverage services and entertainment in exchange for commissions or other compensation from a gaming concessionaire

“integrated resort”	a resort which provides customers with a combination of hotel accommodations, casinos or gaming areas, retail and dining facilities, MICE space, entertainment venues and spas

“junket player”	a player sourced by gaming promoters to play in the VIP gaming rooms or areas

“marker”	evidence of indebtedness by a player to the casino or gaming operator

“mass market patron”	a customer who plays in the mass market segment

“mass market segment”	consists of both table games and gaming machines played by mass market patrons primarily for cash stakes

“mass market table games drop”	the amount of table games drop in the mass market table games segment

“mass market table games hold percentage”	mass market table games win (calculated before discounts, commissions, non-discretionary incentives (including the point-loyalty programs) as administered by the Gaming Operator and allocating casino revenues related to goods and services provided to gaming patrons on a complimentary basis) as a percentage of mass market table games drop

“mass market table games segment”	the mass market segment consisting of mass market patrons who play table games

“MICE”	Meetings, Incentives, Conventions and Exhibitions, an acronym commonly used to refer to tourism involving large groups brought together for an event or specific purpose

“net rolling”	net turnover in a non-negotiable chip game

“non-negotiable chip”	promotional casino chip that is not to be exchanged for cash

“non-rolling chip”	chip that can be exchanged for cash, used by mass market patrons to make wagers

“occupancy rate”	the average percentage of available hotel rooms occupied, including complimentary rooms, during a period

“premium direct player”	a rolling chip patron who is a direct customer of the concessionaire and is attracted to the casino through marketing efforts of the gaming operator

“progressive jackpot”	a jackpot for a gaming machine or table game where the value of the jackpot increases as wagers are made; multiple gaming machines or table games may be linked together to establish one progressive jackpot

“revenue per available room” or “REVPAR”	calculated by dividing total room revenues including complimentary rooms (less service charges, if any) by total rooms available, thereby representing a combination of hotel average daily room rates and occupancy

“rolling chip” or “VIP rolling chip”	non-negotiable chip primarily used by rolling chip patrons to make wagers

“rolling chip patron”	a player who primarily plays on a rolling chip or VIP rolling chip tables and typically plays for higher stakes than mass market gaming patrons

“rolling chip segment”	consists of table games played in private VIP gaming rooms or areas by rolling chip patrons who are either premium direct players or junket players

“rolling chip volume”	the amount of non-negotiable chips wagered and lost by the rolling chip market segment

“rolling chip win rate”	rolling chip table games win (calculated before discounts, commissions, non-discretionary incentives (including the point-loyalty programs) as administered by the Gaming Operator and allocating casino revenues related to goods and services provided to gaming patrons on a complimentary basis) as a percentage of rolling chip volume

“slot machine”	traditional slot or electronic gaming machine operated by a single player

“subconcession”	an agreement for the operation of games of fortune and chance in casinos between the entity holding the concession, or the concessionaire, and a subconcessionaire, pursuant to which the subconcessionaire is authorized to operate games of fortune and chance in casinos in Macau

“table games win”	the amount of wagers won net of wagers lost on gaming tables that is retained and recorded as casino revenues. Table games win is calculated before discounts, commissions, non-discretionary incentives (including the point-loyalty programs) as administered by the Gaming Operator and allocating casino revenues related to goods and services provided to gaming patrons on a complimentary basis

“VIP gaming room”	gaming rooms or areas that have restricted access to rolling chip patrons and typically offer more personalized service than the general mass market gaming areas

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements relate to future events, including our future operating results and conditions, our prospects and our future financial performance and condition, all of which are largely based on our current expectations and projections. Known and unknown risks, uncertainties and other factors may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. See “Item 3. Key Information — D. Risk Factors” for a discussion of some risk factors that may affect our business and results of operations. Moreover, because we operate in a heavily regulated and evolving industry where the amended gaming law was adopted and implemented by the Macau government, may become highly leveraged and operate in Macau, a market with intense competition, new risk factors may emerge from time to time. It is not possible for our management to predict all risk factors, nor can we assess the impact of these factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those expressed or implied in any forward-looking statement.

In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. We have based the forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, among other things, statements relating to:

•	our goals and strategies;

•	pace of recovery from the impact of the global COVID-19 outbreak on our business, financial results and liquidity;

•	the reduced access to our target markets due to travel restrictions, and the potential long-term impact on customer retention;

•	the expected growth of the gaming and leisure market in Macau and visitation in Macau;

•	restrictions or conditions on visitation by citizens of the PRC to Macau;

•

the impact on the travel and leisure industry from factors such as an outbreak of an infectious disease, such as the COVID-19 pandemic or the period of time required for tourism to return to pre-pandemic levels (if at all), extreme weather patterns or natural disasters, military conflicts and any future security alerts and/or terrorist attacks or other acts of violence;

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

•

government policies, laws and regulations relating to the leisure and gaming industry in Macau, including the implementation of the amended gaming law, and the legalization of gaming in other jurisdictions;

•	the uncertainty of tourist behavior related to spending and vacationing at casino resorts in Macau;

•	fluctuations in occupancy rates and average daily room rates in Macau;

•	the liberalization of travel restrictions on PRC citizens and convertibility of the Renminbi;

•	the tightened control of certain cross-border fund transfers from the PRC;

•	significantly increased regulatory scrutiny on Macau gaming promoters’ operations that has resulted in the cessation of business by many gaming promoters in Macau;

•	the completion of infrastructure projects in Macau;

•	our ability to retain and gain new customers;

•	our ability to offer new services and attractions;

•	our future business development, financial condition and results of operations;

•	the expected growth, size of and trends in the market in Macau;

•	expected changes in our revenues, costs or expenditures;

•	our expectations regarding demand for our services and market acceptance of our brand and business;

•	our ability to continue to develop new technologies and/or upgrade our existing technologies;

•	cybersecurity risks including misappropriation of customer information or other breaches of information security;

•	our ability to protect our intellectual property rights;

•	growth of and trends of competition in the gaming and leisure market in Macau;

•	general economic and business conditions globally and in Macau;

•	our ability to comply with the New York Stock Exchange’s (“NYSE”) continued listing standards and maintain the listing of our ADSs on the New York Stock Exchange; and

•	other factors described under “Item 3. Key Information — D. Risk Factors.”

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

EXCHANGE RATE INFORMATION

Our reporting currency is the U.S. dollar and functional currencies are the U.S. dollar, Hong Kong dollar and Pataca. This annual report on Form 20-F contains translations of certain Pataca, Hong Kong dollar and Renminbi amounts into U.S. dollars for the convenience of the reader. Unless otherwise stated, all translations of Hong Kong dollar and Renminbi amounts into U.S. dollars in this annual report on Form 20-F were made at the rates of HK$7.811768 to US$1.00 and RMB7.119414 to US$1.00, respectively.

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

The Pataca is pegged to the H.K. dollar at a rate of HK$1.00 = MOP1.03. All translations from Patacas to U.S. dollars and Singapore dollars to U.S. dollars in this annual report on Form 20-F were made at the exchange rate of MOP8.046088 = US$1.00 and SGD1.319838 to US$1.00, respectively.

We make no representation that any Pataca, Hong Kong dollar, Renminbi, Singapore dollar or U.S. dollar amounts referred to in this annual report on Form 20-F could have been, or could be, converted into U.S. dollar, Pataca, Hong Kong dollar, Renminbi or Singapore dollar, as the case may be, at any particular rate or at all.

In this annual report, U.S. dollar equivalents of H.K. dollar amounts of indebtedness are based on the prevailing exchange rate on the relevant transaction date, except for the indebtedness balance translations as of the balance sheet date, which are based on the prevailing exchange rate on the applicable balance sheet date.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

Studio City International Holdings Limited is a company incorporated under the laws of the Cayman Islands. We are not a Chinese operating company but a Cayman Islands holding company with operations conducted by our subsidiaries in Macau, Hong Kong and Singapore. We do not have any operations or maintain any office or personnel in mainland China. All of our current operations, and administrative and corporate functions are conducted in Macau, Hong Kong and Singapore. We conduct our operations in Macau and we do not have any assets or operations in the PRC. Our principal executive offices are located in Singapore and Hong Kong. We have no variable interest entities in our corporate structure.

We face various legal and operational risks and uncertainties as a company operating in Macau. Since we derive all of our revenues from our Macau business and a significant number of our customers come from, and are expected to continue to come from, the PRC, our results of operations and financial condition may be materially and adversely affected by significant regulatory developments in the PRC. Actions by the PRC government can also significantly affect our business by, for example, placing limits on the ability of PRC residents to travel or remit currency outside of the PRC or by restricting gaming-related marketing activities in China. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Conducting Business and Operating in Macau — Policies, campaigns and measures adopted by the PRC and/or Macau governments from time to time could materially and adversely affect our operations.”

The PRC may also intervene or influence our operations in Macau, Hong Kong or elsewhere at any time, or may exert more control over offerings conducted overseas and/or foreign investment in issuers in China, which could result in a material change in our operations and/or the value of our ordinary shares. For example, in recent years, the PRC government has enhanced regulation in areas such as anti-monopoly, anti-unfair competition, cybersecurity and data privacy. See “— Risks Relating to Our Business — Failure to protect the integrity and security of company staff, supplier and customer information and comply with cybersecurity, data privacy, data protection or any other laws and regulations related to data may materially and adversely affect our business, financial condition and results of operations, and/or result in damage to reputation and/or subject us to fines, penalties, lawsuits, restrictions on our use or transfer of data and other risks” and “— Claims or regulatory actions against us under China’s competition laws may result in fines, constraints on our business and damage to our reputation.” These laws and regulations can be complex and stringent, and many are subject to change and uncertain interpretations, which could result in claims, changes to our data and other business practices, regulatory investigations, penalties, increased cost of operations, or declines in customer growth or engagement, or otherwise affect our business. As a result, the trading prices of our ADSs and ordinary shares could significantly decline or become worthless.

Additionally, the Chinese government has in the past made statements indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers and any such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or be worthless. There are risks and uncertainties which we cannot foresee for the time being, and rules and regulations in China can change quickly with little or no advance notice. See “ — Risks Relating to Conducting Business and Operating in Macau — Changes in law, regulations and policies in the PRC and uncertainties in the legal systems in the PRC may expose us to risks. In addition, rules and regulations in the PRC can change quickly with little advance notice” and “— The PRC government may influence our operations in Macau or elsewhere or intervene in our offerings conducted overseas or foreign investments in us. Its oversight and discretion over our business could result in material adverse changes in our operations and the value of our ordinary shares and ADSs.”

We also face risks associated with interpretations of or changes to gaming laws in Macau, including the interpretation of the amended gaming law in Macau, as well as the continued ability by the U.S. Public Company Accounting Oversight Board, or PCAOB, to inspect our auditors.

On May 4, 2022, we were identified as a Commission-Identified Issuer under the Holding Foreign Companies Accountable Act (“HFCAA”) and the rules promulgated thereunder because our auditor at that time was Ernst & Young, located in Hong Kong, which was a PCAOB-Identified Firm as of May 4, 2022. On August 16, 2022, we changed our auditor from Ernst & Young, located in Hong Kong, to Ernst & Young LLP, located in Singapore, which is not a PCAOB-Identified Firm. In December 2022, the PCAOB announced that it secured complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong. As a result, until such time as the PCAOB issues any new determination, we do not believe we are at risk of being a Commission-Identified Issuer nor at risk of having our securities subject to a trading prohibition under the HFCAA.

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

Furthermore, in connection with our issuance of securities to foreign investors, under current PRC laws, regulations and regulatory rules, as of the date of this annual report, we do not believe we are currently required to obtain permissions from or complete any filing with the China Securities Regulatory Commission, or CSRC, or required to go through cybersecurity review by the Cyberspace Administration of China, or CAC. In addition, we have not been asked to obtain such permissions by any PRC authority or received any denial to do so. However, the PRC government has in the past made statements indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment by issuers like us and may do so in the future. There remains significant uncertainty as to the enactment, interpretation and implementation of regulatory requirements related to overseas securities offerings and other capital markets activities.

If (i) we incorrectly conclude that certain regulatory permissions and approvals are not required or (ii) applicable laws, regulations, or interpretations change in a way that requires us to complete such filings or obtain such approvals in the future, and (iii) we are required to obtain such permissions or approvals in the future, but fail to receive or maintain such permissions or approvals, we may face sanctions by the CSRC, the CAC or other PRC regulatory agencies. These regulatory agencies may impose fines and penalties on us, limit our operations, limit our ability to pay dividends outside of China, limit our ability to list on stock exchanges outside of China or offer our securities to foreign investors or take other actions that could have a material adverse effect on our business, financial condition, results of operations and prospects, as well as the trading price of our securities.

Cash Flows Through Our Organization

Cash from financings and operations is primarily retained by our operating subsidiaries for the purposes of funding our operating activities and capital expenditures. Cash within our group is primarily transferred between our subsidiaries through intercompany loan arrangements. Financing raised by Studio City International Holdings Limited has been transferred to our financing and operating subsidiaries through the use of equity capital contributions or intercompany loan arrangements. In 2023, excluding cash transferred for the purpose of the settlement of intragroup charges, no cash has been transferred to our holding company, Studio City International Holdings Limited, from its subsidiaries. See also “Item 4. Information on the Company — B. Business Overview — Taxation” and “Item 8. Financial Information — A. Consolidated Statements and Other Financial Information — Dividend Policy.” There are no regulatory or foreign exchange restrictions or limitations on our ability to transfer cash within our corporate group or to declare dividends to holders of our ADSs, except that our subsidiaries incorporated in Macau are required to set aside a specified amount of the entity’s profit after tax as a legal reserve which is not distributable to the shareholders of such subsidiaries. See “Item 4. Information on the Company — B. Business Overview — Regulations — Restrictions on Distribution of Profits Regulations” and “Item 10. Additional Information — D. Exchange Controls.”

We currently intend to retain most, if not all, of our available funds and any future earnings to repay or refinance our debt, fund our ongoing operations and fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. See “Item 8. Financial Information — A. Consolidated Statements and Other Financial Information — Dividend Policy” and note 17 to the consolidated financial statements included elsewhere in this annual report.

You should carefully consider all of the information in this annual report before making an investment in the ADSs.

A. [RESERVED]

B. CAPITALIZATION AND INDEBTEDNESS

Not applicable.

C. REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

D. RISK FACTORS

Studio City International Holdings Limited is a company incorporated under the laws of the Cayman Islands. We are not a Chinese operating company but a Cayman Islands holding company with operations conducted by our subsidiaries in Macau, Hong Kong and Singapore. We do not have any operations or maintain any office or personnel in mainland China. All of our current operations, and administrative and corporate functions are conducted in Macau, Hong Kong and Singapore. We conduct our operations in Macau and we do not have any assets or operations in the PRC. Our principal executive offices are located in Singapore and Hong Kong. We have no variable interest entities in our corporate structure.

We face various legal and operational risks and uncertainties as a company operating in Macau. Since we derive all of our revenues from our Macau business and a significant number of our customers come from, and are expected to continue to come from, the PRC, our results of operations and financial condition may be materially and adversely affected by significant regulatory developments in the PRC. Actions by the PRC government can also significantly affect our business by, for example, placing limits on the ability of PRC residents to travel or remit currency outside of the PRC or by restricting gaming-related marketing activities in China. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Conducting Business and Operating in Macau — Policies, campaigns and measures adopted by the PRC and/or Macau governments from time to time could materially and adversely affect our operations.”

The PRC may also intervene or influence our operations in Macau, Hong Kong or elsewhere at any time, or may exert more control over offerings conducted overseas and/or foreign investment in issuers in China, which could result in a material change in our operations and/or the value of our ordinary shares. For example, in recent years, the PRC government has enhanced regulation in areas such as anti-monopoly, anti-unfair competition, cybersecurity and data privacy. See “— Risks Relating to Our Business — Failure to protect the integrity and security of company staff, supplier and customer information and comply with cybersecurity, data privacy, data protection or any other laws and regulations related to data may materially and adversely affect our business, financial condition and results of operations, and/or result in damage to reputation and/or subject us to fines, penalties, lawsuits, restrictions on our use or transfer of data and other risks” and “— Claims or regulatory actions against us under China’s competition laws may result in fines, constraints on our business and damage to our reputation.” These laws and regulations can be complex and stringent, and many are subject to change and uncertain interpretations, which could result in claims, changes to our data and other business practices, regulatory investigations, penalties, increased cost of operations, or declines in customer growth or engagement, or otherwise affect our business. As a result, the trading prices of our ADSs and ordinary shares could significantly decline or become worthless.

Additionally, the Chinese government has in the past made statements indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers and any such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or be worthless. There are risks and uncertainties which we cannot foresee for the time being, and rules and regulations in China can change quickly with little or no advance notice. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Conducting Business and Operating in Macau — Changes in law, regulations and policies in the PRC and uncertainties in the legal systems in the PRC may expose us to risks. In addition, rules and regulations in the PRC can change quickly with little advance notice” and “— The PRC government may influence our operations in Macau or elsewhere or intervene in our offerings conducted overseas or foreign investments in us. Its oversight and discretion over our business could result in material adverse changes in our operations and the value of our ordinary shares and ADSs.”

We also face risks associated with interpretations of or changes to gaming laws in Macau, including the interpretation of the amended gaming law in Macau, as well as the continued ability by the U.S. Public Company Accounting Oversight Board, or PCAOB, to inspect our auditors.

On May 4, 2022, we were identified as a Commission-Identified Issuer under the HFCAA and the rules promulgated thereunder because our auditor at that time was Ernst & Young, located in Hong Kong, which was a PCAOB-Identified Firm as of May 4, 2022. On August 16, 2022, we changed our auditor from Ernst & Young, located in Hong Kong, to Ernst & Young LLP, located in Singapore, which is not a PCAOB-Identified Firm. In December 2022, the PCAOB announced that it secured complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong. As a result, until such time as the PCAOB issues any new determination, we do not believe we are at risk of being a Commission-Identified Issuer nor at risk of having our securities subject to a trading prohibition under the HFCAA.

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

Furthermore, in connection with our issuance of securities to foreign investors, under current PRC laws, regulations and regulatory rules, as of the date of this annual report, we do not believe we are currently required to obtain permissions from or complete any filing with the CSRC or required to go through cybersecurity review by the CAC. In addition, we have not been asked to obtain such permissions by any PRC authority or received any denial to do so. However, the PRC government has in the past made statements indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment by issuers like us and may do so in the future. There remains significant uncertainty as to the enactment, interpretation and implementation of regulatory requirements related to overseas securities offerings and other capital markets activities.

If (i) we incorrectly conclude that certain regulatory permissions and approvals are not required or (ii) applicable laws, regulations, or interpretations change in a way that requires us to complete such filings or obtain such approvals in the future, and (iii) we are required to obtain such permissions or approvals in the future, but fail to receive or maintain such permissions or approvals, we may face sanctions by the CSRC, the CAC or other PRC regulatory agencies. These regulatory agencies may impose fines and penalties on us, limit our operations, limit our ability to pay dividends outside of China, limit our ability to list on stock exchanges outside of China or offer our securities to foreign investors or take other actions that could have a material adverse effect on our business, financial condition, results of operations and prospects, as well as the trading price of our securities.

Cash Flows Through Our Organization

Cash from financings and operations is primarily retained by our operating subsidiaries for the purposes of funding our operating activities and capital expenditures. Cash within our group is primarily transferred between our subsidiaries through intercompany loan arrangements. Financing raised by Studio City International Holdings Limited has been transferred to our financing and operating subsidiaries through the use of equity capital contributions or intercompany loan arrangements. In 2023, excluding cash transferred for the purpose of the settlement of intragroup charges, no cash has been transferred to our holding company, Studio City International Holdings Limited, from its subsidiaries. See also “Item 4. Information on the Company — B. Business Overview — Taxation” and “Item 8. Financial Information — A. Consolidated Statements and Other Financial Information — Dividend Policy.” There are no regulatory or foreign exchange restrictions or limitations on our ability to transfer cash within our corporate group or to declare dividends to holders of our ADSs, except that our subsidiaries incorporated in Macau are required to set aside a specified amount of the entity’s profit after tax as a legal reserve which is not distributable to the shareholders of such subsidiaries. See “Item 4. Information on the Company — B. Business Overview — Regulations — Restrictions on Distribution of Profits Regulations” and “Item 10. Additional Information — D. Exchange Controls.”

We currently intend to retain most, if not all, of our available funds and any future earnings to repay or refinance our debt, fund our ongoing operations and fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. See “Item 8. Financial Information — A. Consolidated Statements and Other Financial Information — Dividend Policy” and note 17 to the consolidated financial statements included elsewhere in this annual report.

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

Risks Relating to Our Business

•	Risks relating to recovery from the COVID-19 pandemic.

•	Risks relating to our reliance on the operation of the Studio City Casino under the Studio City Casino Agreement.

•	Risks relating to our short operating history.

•	Risks relating to our sole operation of Studio City.

•	Risks relating to our history of net losses.

•	Risks relating to the inability to generate sufficient cash flow to meet our debt service obligations.

•	Risks relating to our compliance with credit facility and debt instruments.

•	Risks relating to our current and potential future indebtedness and our need for additional financing.

•	Risks relating to depending on the continued efforts or our senior management and retaining qualified personnel.

•	Risks relating to failure to comply with anti-corruption laws and anti-money laundering policies.

•	Risks relating to cybersecurity and failure to protect the integrity and security of data, including customer information.

•

Risks relating to being based in or having all of our operations in Singapore, Hong Kong and Macau, uncertainties in the legal systems in the PRC, and policies, campaigns and measures adopted by the PRC and/or Macau governments from time to time.

•	Risks relating to inadequate insurance coverage.

Risks Relating to Operating in the Gaming Industry in Macau

•	Risks relating to the Gaming Operator’s Concession Contract.

•	Risks relating to facing intense competition.

•	Risks relating to the interpretation of the Macau gaming law amended in 2022 and related laws and their implementation by the Macau government.

•	Risks relating to adverse changes or developments in gaming laws or regulations in Macau.

Risks Relating to Our Relationship with Melco Resorts

•	Risks relating to our dependence on our shareholder, Melco Resorts.

Risks Relating to Conducting Business and Operating in Macau

•	Risks relating to restrictions on export of Renminbi.

Risks Relating to Our Shares and ADSs

•	Risks relating to compliance with the New York Stock Exchange requirements for continued listing.

Risks Relating to Our Business

We continue to recover from the impact of, and disruptions caused by, COVID-19 on our operations, and the pace of recovery may continue to materially affect our business, prospects, financial condition and results of operations.

While quarantine-free travel within Greater China has resumed and pandemic measures have been lifted, negative impacts of COVID-19 on the PRC economy and nearby Asian regions are still being experienced. The pace of our business recovery from COVID-19 is highly uncertain and will depend on the impact of potentially higher unemployment rates, declines in income levels and loss of personal wealth resulting from COVID-19 outbreaks. There is no guarantee that travel and consumer sentiment will rebound quickly or at all.

According to the DSEC, visitor arrivals to Macau increased by 395% on a year-over-year basis in 2023 as compared to 2022 while, according to the DICJ, gross gaming revenues in Macau increased by 334% on a year-over-year basis in 2023. However, visitor arrivals in 2023 were still 28% lower than in 2019, and gross gaming revenues in 2023 were still 37% lower than in 2019. As we derive all of our revenues from our business and operations in Macau, our business has been materially affected and continues to be adversely affected by the disruptions from the COVID-19 pandemic.

The COVID-19 outbreak also caused severe disruptions to the businesses of our tenants and other business partners, which has increased the risk of them defaulting on their contractual obligations with us, which may adversely affect our business, financial condition and results of operations, including causing increases in our bad debts.

The disruptions to our business caused by COVID-19 outbreaks have had an adverse effect on our operations. For the years ended December 31, 2023, 2022 and 2021, our total operating revenues generated amounted to US$445.5 million, US$11.5 million and US$106.9 million, respectively.

Lower operating revenues in 2021 and 2022 were mainly due to the effects of COVID-19. As we continue to recover from the impact of, and disruptions caused by, COVID-19, such impact and disruptions could materially affect our business, prospects, financial condition and results of operations.

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

The Gaming Operator and our subsidiary, Studio City Entertainment, have entered into the Studio City Casino Agreement under which the Gaming Operator has agreed to operate Studio City Casino since we do not hold a gaming license in Macau. Under the Studio City Casino Agreement, the Gaming Operator, among other things, manages the day-to-day operations at the Studio City Casino, including determining the number and mix of gaming tables and gaming machines operated at the Studio City Casino, and recruits all casino staff, including dealers, cashiers, security and surveillance personnel and managers. The Gaming Operator deducts gaming taxes and the costs incurred in connection with its operations from Studio City Casino’s gross gaming revenues and we receive the residual amount and recognize such residual amount as revenue from the Studio City Casino Agreement. While the Studio City Casino Agreement obligates the Gaming Operator to manage the day-to-day operations of the Studio City Casino in a manner intended to appeal to the VIP and mass gaming markets at a standard of quality of service set by the Gaming Operator in line with the overall development and operational strategy determined by the Company, the Studio City Casino Agreement does not require the Gaming Operator to operate a minimum number of gaming tables or gaming machines at the Studio City Casino or any specified mix of gaming tables and gaming machines. Accordingly, while 250 gaming tables, including 15 gaming tables for VIP rolling chip operations, and 552 gaming machines are currently available for operation at the Studio City Casino, there is no assurance that such number and mix of gaming tables and gaming machines will be maintained by the Gaming Operator and the number of gaming tables and/or gaming machines may be reduced or increased by the Gaming Operator as it may determine pursuant to the terms and conditions of the Studio City Casino Agreement.

The Studio City Casino Agreement was initially approved by the Macau government and was subject to the satisfaction of certain conditions imposed by the Macau government on the Gaming Operator and us in connection with granting its approval. Such conditions included but were not limited to Studio City Entertainment being subject to Macau government supervision applicable to gaming concessionaires. Upon the execution of the amendment to the Studio City Casino Agreement on June 23, 2022, such conditions ceased to apply. As a substantial part of our revenues and cash flows are generated from the Gaming Operator’s operation of Studio City Casino, any failure by the Gaming Operator to comply with any statutory, contractual or any other duties imposed on it as a concessionaire, or any failure by the Gaming Operator or us to comply with its or our respective obligations under the Studio City Casino Agreement, may have a material adverse effect on the operation of Studio City Casino, including its suspension or cessation, and may cause the suspension or termination of the Gaming Operator’s concession.

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

We have a short business operating history compared to many of our competitors, and there is limited historical information available about us upon which you can base your evaluation of our business and prospects. Studio City commenced operations in October 2015 and Phase 2 progressively opened in April and September of 2023. As a result, you should consider our business and prospects in light of the risks, expenses, uncertainties and challenges that we may face given our short operating history in the intensely competitive market of the gaming business. The historical performance at the other casinos operated by the Gaming Operator should not be taken as an indication of Studio City Casino’s future performance or the performance of our Phase 2 project.

We may encounter risks and difficulties frequently experienced by companies with early stage operations, and those risks and difficulties may be heightened by challenging market conditions of the gaming business in Macau and other challenges our business faces. Certain of these risks relate to our ability to:

•	operate, support, expand and develop our operations and our facilities, including new operations and facilities introduced with Phase 2;

•	respond to economic uncertainties, including the social and economic disruptions caused by the COVID-19 outbreaks and other global or regional health events;

•	respond to competitive market conditions;

•	fulfill conditions precedent to draw down or roll over funds from current and future credit facilities;

•	comply with covenants under our existing and future debt issuances and credit facilities;

•	respond to changing financial requirements and raise additional capital, as required;

•	attract and retain customers and qualified staff;

•	maintain effective control of our operating costs and expenses;

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

With the lifting of COVID-19 travel restrictions in Macau and the increase in business volumes and opening of Phase 2, Studio City will need more personnel to operate at full capacity, with a significant portion of these vacancies expected to be filled by non-resident workers for which Macau government-issued quotas are required. If the Gaming Operator or the Master Service Providers are unable to attract and retain a sufficient number of qualified staff or to provide satisfactory services to us or the costs of qualified staff increase significantly, our business, financial condition and results of operations could be materially and adversely affected.

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

We are dependent upon the operation of Studio City to generate our revenue and cash flows. Given that our operations are conducted only at Studio City in Macau, we are subject to greater risks than a company with several operating properties in several markets. These risks include, but are not limited to:

•	changes in Macau laws and regulations, including gaming laws and regulations, or interpretations thereof, as well as PRC travel and visa policies;

•	dependence on the gaming, tourism and leisure market in Macau;

•	limited diversification of our business and sources of revenue;

•

a decline in air, land or ferry passenger traffic to Macau from the PRC or other areas or countries due to higher ticket costs, fears concerning travel, travel restrictions or otherwise, including as a result of the outbreak of widespread health epidemics or pandemics, such as the outbreak of COVID-19;

•	a decline in economic and political conditions in Macau, the PRC or Asia;

•	an increase in competition within the gaming industry in Macau or generally in Asia;

•	inaccessibility to Macau due to inclement weather, road construction or closure of primary access routes;

•	austerity measures imposed now or in the future by the governments in the PRC or other countries in Asia;

•	tightened control of cross-border fund transfers, foreign exchange and/or anti-money laundering regulations or policies effected by the PRC or Macau governments;

•	any enforcement or legal measures taken by the PRC government to deter gaming activities and/or marketing thereof;

•	lower than expected rate of increase or decrease in the number of visitors to Macau;

•	natural and other disasters, including typhoons, outbreaks of infectious diseases, terrorism or violent criminal activities, affecting Macau;

•	relaxation of regulations on gaming laws in other regional economies that could compete with the Macau market;

•	government restrictions on growth of gaming markets, including policies on gaming table allocation and caps; and

•	a decrease in gaming activities and other spending at Studio City Casino.

See also “Risks Relating to Conducting Business and Operating in Macau.”

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

Studio City Casino has and is expected to incur costs associated with the VIP rolling chip operations, while the expected revenues to be generated from the VIP rolling chip operations may be volatile primarily due to high bets and the resulting high winnings and losses. Gross win per VIP table per day were approximately US$8,400, US$2,000 and US$2,400 in 2023, 2022 and 2021, respectively. VIP rolling chip operations are also more vulnerable to changes in the economic environment and therefore inherently more volatile than mass market operations. Moreover, VIP rolling chip operations may involve commissions to gaming promoters, if any are engaged to provide services to Studio City Casino, and, as a result, the margins associated with VIP rolling chip operations are usually lower than the margins for the mass market operations and may be volatile from period to period due to significant variances in winnings and losses. As a result, Studio City Casino’s business, results of operations and cash flows may become more volatile, while VIP rolling chip operations continue, compared to that of other casinos with only mass market gaming operations.

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

Studio City may not be financially successful or generate the cash flows that we anticipate. We generated net income attributable to Studio City International Holdings Limited of US$33.6 million for the years ended December 31, 2019, while we had net losses attributable to Studio City International Holdings Limited of US$133.5 million, US$326.5 million, US$252.6 million, US$321.6 million, US$21.6 million, US$76.4 million and US$242.8 million for the years ended December 31, 2023, 2022, 2021, 2020, 2018, 2017 and 2016, respectively, primarily because of the impact of COVID-19 outbreaks in the case of the years ended December 31, 2022, 2021 and 2020 and also due to Studio City having commenced operations only in October 2015 and was ramping up operations. In addition, we incurred negative operating cash flows of US$18.9 million, US$178.8 million, US$136.8 million, US$167.4 million and US$113.1 million in 2023, 2022, 2021, 2020 and 2015, respectively.

We expect our costs and expenses to increase in absolute amounts due to the continued expansion of our operations, which will cause us to incur increased costs and expenses associated with the operation of our businesses.

We also expect that we will continue to incur capital expenditures as we continue to expand our existing operations. These efforts may be more costly than we expect and our revenue may not increase sufficiently to offset these expenses. We may continue to take actions and make investments that do not generate optimal short-term financial results and may even result in increased operating losses in the short term with no assurance that we will eventually achieve the intended long-term benefits or profitability. These factors may adversely affect our ability to achieve profitability and service debt obligations and interest payments under any of our existing or future financing facilities.

We have a substantial amount of existing indebtedness and may incur additional indebtedness, which could have significant effects on our business and future operations.

We have a substantial amount of existing indebtedness. As of December 31, 2023, we had total principal amount of outstanding indebtedness of US$2.35 billion, representing the outstanding principal balances of our existing notes and credit facility. See “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources — Indebtedness.” Significant interest and principal payments are required to meet our obligations under the existing indebtedness. This substantial indebtedness could have important consequences for you and significant effects on our business and future operations. For example:

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

Under the terms of the agreements governing our existing indebtedness, we will be permitted to incur additional indebtedness if certain conditions are met, some of which may be senior secured indebtedness. If we incur additional indebtedness, certain risks described above will be exacerbated.

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

We generate a portion of our revenues from non-gaming offerings and our financial performance in part depends on our ability to attract new and repeat customers to the non-gaming facilities at Studio City. Both visitation and the level of spending at our themed attractions, hotel, retail shops, restaurants and other leisure and entertainment facilities are key drivers of revenues and profitability, and reductions in either could have a material adverse effect on our business, prospects, results of operations and cash flows. We do not have a long track record in operating these non-gaming facilities and may not be able to attract new and recurring customers to our non-gaming facilities at Studio City. Our success in non-gaming offerings depends on, among others, the effectiveness of our advertising and marketing initiatives, the attractiveness and safety of our entertainment facilities as compared to other resorts in Macau, the compliance with legal and regulatory requirements for our retail, entertainment and food and beverage outlets and our continued cooperation with the popular retail brands and restaurants. Moreover, many of our attractions which draw in large numbers of visitors, such as the Golden

Reel, may become obsolete in terms of technology or otherwise fail to continue to attract sufficient number of visitors. We cannot assure you that we will be financially successful in our non-gaming offerings or be able to maintain the average daily rate, occupancy rate and REVPAR of Studio City hotel or visitation to Studio City in general, which may adversely affect our ability to generate the cash flows that we anticipate and impact our operations and financial condition.

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

The renewal of a land concession is subject to compliance with certain legal requirements. In the event of any failure to meet such legal requirements, we could be forced to forfeit all or part of our investment in Studio City, along with our interest in the land on which Studio City is located and the building and structures on such land.

Land concessions in Macau are issued by the Macau government and generally have terms of 25 years and are renewable for further consecutive periods of ten years, subject to compliance with certain legal and administrative requirements, including the registration of the definitive concession.

In the event that we do not timely meet the legal and administrative requirements to enable the renewal of the concession, we could lose all or substantially all of our investment in Studio City, including our interest in the land and building and may not be able to continue to operate Studio City as planned, which will materially and adversely affect our business and prospects, results of operations and financial condition. See also “Item 4. Information on the Company — B. Business Overview — Regulations — Land Regulations.”

We may not be able to obtain adequate financing on satisfactory terms for our existing business, or at all.

In the past, we have funded our capital investment projects primarily through credit facilities, issuance of debt securities and equity financings. We may require additional funding in the future for our existing business, which may be substantial and which we may raise through a combination of credit, debt and equity financings. We may be required to seek the approval or consent of or notify the relevant government authorities or third parties in order to obtain such financings. We cannot assure you that we would be able to obtain such required approval or consent from the relevant government authorities or third parties with respect to such financing in a timely manner or at all.

Any financing will also be subject to, among others, the terms of our existing and any future financings. In addition, our ability to obtain credit, debt or equity financing on acceptable terms depends on a variety of factors that are beyond our control, including market conditions, investors’ and lenders’ perceptions of, and demand for, bond, bank and equity securities of gaming companies and interest rates. For example, changes in ratings outlooks may subject us to ratings agency downgrades, which could make it more difficult for us to obtain financing on acceptable terms. Standard & Poor’s placed Studio City Company on credit watch negative in February 2020, revised the outlook to negative in September 2020 and subsequently downgraded Studio City Company to “B+” in October 2021. Studio City Company currently has a corporate rating of “B+” with a positive outlook by Standard & Poor’s. Studio City Finance currently has a corporate rating of “B1” by Moody’s Investors Service with a stable outlook. Central banks across the world increased interest rates since 2022 and if such increase persists, our borrowing costs will be increased. The continued pressure on the Chinese property market since 2022, as well as the deterioration in the Chinese economy post-COVID-19 also negatively impacted the market for high yield bonds of issuers in other sectors connected with the PRC, including those issued by Macau gaming operators and associated entities. As a result, we cannot assure you that we will be able to obtain sufficient funding on terms satisfactory to us, or at all, to finance our existing business. If we are unable to obtain such funding, our business, cash flow, financial condition, results of operations and prospects could be materially and adversely affected. We may, from time to time, seek to obtain new financings or refinance our outstanding debt through the international markets. Any such financing or refinancing, and our evaluation thereof, will depend on the prevailing market conditions, our liquidity requirements, contractual restrictions and other factors. The amounts involved may be material.

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

Macau consists of a peninsula and two islands and is connected to the PRC by five border crossings. Macau has an international airport and connections to the PRC and Hong Kong by road and ferry. To support Macau’s planned future development as a gaming and leisure destination, the frequency of bus, car, air and ferry services to Macau will need to increase. While various projects are under development to improve Macau’s internal and external transportation links, including the expansion of the Macau Light Rapid Transit and capacity expansion of border crossings, these projects may not be approved, financed or constructed in time to handle the projected increase in demand for transportation or at all, which could impede the expected increase in visitation to Macau and adversely affect Studio City. Furthermore, even if constructed, the expected benefits of these projects may not fully materialize, and may not result in significantly increased traffic to Macau and to Studio City. Any further delays or termination of Macau’s transportation infrastructure projects may have a material adverse effect on our business, prospects, financial condition, results of operations and cash flows.

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

Despite the security measures we currently have in place, our facilities and systems and those of our third-party service providers may be vulnerable to security breaches, acts of vandalism, phishing attacks, computer viruses, misplaced or lost data, programming or human errors, other cybercrimes and other events. Cybersecurity risks continue to intensify globally, with cybercriminals employing increasingly sophisticated methods of cyber-attack. There were a number of well-publicized attacks on large corporations, including several in our industry. Cyber-attacks are becoming increasingly more difficult to anticipate and prevent due to their rapidly evolving nature and, as a result, the technology we use to protect our systems could become outdated. The occurrence of any of the cyber incidents described above could cause reputational harm to us, expose us to legal proceedings and have a material adverse effect on our business, results of operations and cash flows.

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

Finally, while we have implemented a cybersecurity risk management program, there can be no assurance that our cybersecurity risk management program and processes, including our policies, controls or procedures, will be fully implemented, complied with or effective in protecting our systems and information. See also “Item 16K. Cybersecurity.”

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

Our businesses collect, use and transmit large volumes of data, including credit card numbers and personal information in various information systems relating to our customers, suppliers and staff, and such personal information may be collected and/or used in, and transmitted to or from, multiple jurisdictions. We may be subject to a variety of cybersecurity, data privacy, data protection and other laws and regulations related to data, including those relating to the collection, use, sharing, retention, security, disclosure, and transfer of confidential and private information, such as personal information and other data. These laws and regulations apply not only to third-party transactions, but also to transfers of information within our organization. These laws and regulations may restrict our business activities and increase our compliance costs and efforts. Any breach or non-compliance may subject us to proceedings, damage our reputation, or result in penalties and other significant legal liabilities, and thus may materially and adversely affect our business, financial condition, and results of operations.

Our customers, suppliers and staff have a high expectation that we will adequately protect their personal information. Such collection, use and/or transmission of personal information are governed by privacy laws and regulations and such laws and regulations change often, vary significantly by jurisdiction and often are newly enacted. For example, the European Union (EU)’s General Data Protection Regulation, or the GDPR, which became effective in May 2018, requires companies to meet new and more stringent requirements regarding the handling of personal information. The GDPR may also capture data processing by non-EU firms with no EU establishment if, for example, they conduct direct marketing that specifically targets individuals in the EU. In addition, on November 1, 2023, the PRC National Information Security Standardization Technical Committee issued the Network Security Standard Practice Guide –Guangdong-Hong Kong-Macau Greater Bay Area Cross-Border Personal Information Protection Requirements (Draft for Comment), setting out the basic principles and protection requirements in the personal information cross-border flow in the Guangdong-Hong Kong-Macao Greater Bay Area, which requires personal information processors to comply with the local laws and regulations in the jurisdictions concerned. It is likely that this Standard Practice Guide, if effective, will be applicable to companies operating in Macau and Hong Kong, like us.

In some jurisdictions, including the PRC where we do not currently have operations, the cybersecurity, data privacy, data protection, or other data-related laws and regulations are relatively new and evolving, and their interpretation and application may be uncertain. For example, the Cybersecurity Administration of China, or CAC, introduced the Management Measures for Reporting Cybersecurity Incidents (Draft for Comment) in December 2023, which require mandatory reporting within one hour for significant, major, or exceptionally major incidents. On January 4, 2022, the CAC issued the New Measures for Cybersecurity Review, or the New Measures, which amended the Measures for Cybersecurity Review (Draft Revision for Comments) released on July 10, 2021 and came into effect on February 15, 2022. The New Measures extend the scope of cybersecurity review to network platform operators engaging in data processing activities that affect or may affect national security, including overseas listings. Specifically, the New Measures provide that if a network platform operator who possesses personal information of more than one million users plans to be listed in foreign countries, it must apply for cybersecurity review and, in any event, the CAC has the authority to initiate a cybersecurity review if it considers the data processing activities in connection with a proposed listing will or may affect national security. The New Measures do not specify the types of public listings that will be subject to cybersecurity review and do not give sufficient guidance on the specific types of data processing activities that may be subject to cybersecurity review. The PRC government authorities may have wide discretion in the interpretation and enforcement of the applicable laws. As such, we cannot predict the impact of the New Measures on us, if any, at this stage, and we will closely monitor and assess the developments in the rule-making process. If the practical application of the New Measures results in mandated clearance of cybersecurity reviews and other specific actions to be completed by companies operating in Macau like us, we face uncertainties as to whether such clearance can be timely obtained, or at all. We have not received any formal notice from any PRC cybersecurity regulator that we should apply for or otherwise be subject to a cybersecurity review, but we cannot be certain that such notifications will not occur in the future.

On November 14, 2021, the draft Regulations for the Administration of Cyber Data Security was published by the CAC for public comments, which provides that data processors conducting the following activities shall apply for cybersecurity review: (i) a merger, reorganization or division of online platform operators that have acquired a large number of data resources related to national security, economic development or public interests which affect or may affect national security; (ii) a listing abroad when the data processor processes over one million users’ personal information; (iii) a listing in Hong Kong which affects or may affect national security; or (iv) other data processing activities that affect or may affect national security. It also requires data processors processing important data or listed outside China to carry out a data security assessment annually by itself or through a third party data security service provider and submit an assessment report to the local agency of the CAC. As there are still uncertainties regarding the further enactment of new laws and regulations as well as the revision, interpretation and implementation of those existing laws and regulations, we cannot predict the impact of the Regulations for the Administration of Cyber Data Security on us, if any. In September 2023, the National People’s Congress announced that it intends to finalize the ongoing review of the PRC Cyber Security Law, in effect since 2017, and the draft amendments include increasing the penalties for individuals and companies.

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

Unfavorable publicity regarding us or our directors, officers or affiliates, whether substantiated or not, may have a material and adverse effect on our business, brand and reputation. Such negative publicity may require us to engage in a defensive media campaign, which may divert our management’s attention, result in an increase in our expenses and adversely impact our results of operations, financial condition, prospects and strategies. The prevalence of social media compounds the potential scope of the negative publicity that could be generated. Any negative press or publicity could also lead to government or other regulatory investigations, including causing regulators to take action against us or the Gaming Operator, including actions that could affect the ability or terms upon which the Gaming Operator holds its concession, its or our suitability to continue as a shareholder of certain subsidiaries and/or the suitability of key personnel to remain with the Gaming Operator. If any of these events were to occur, it could cause a material adverse effect on our business and prospects, financial condition and results of operations.

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

In addition, recruitment efforts for the operations of Studio City may be adversely impacted by Macau government’s policies with respect to the approval and renewal of work permits for non-resident workers. In its policy address for 2017, the Macau government announced that it would continue to submit the applications for employment of non-resident workers to a rigorous review and to stimulate the promotion of local workers to management positions in the gaming industry, signaling a tighter control on the employment of non-resident workers. Further, in its policy addresses for 2019 to 2023, the Macau government has continuously stressed that it will continue to monitor the proportion of management positions held by local workers in gaming operators and implement measures to ensure that such proportion is kept at a percentage not lower than 85% for senior and mid-management positions.

Construction is subject to hazards that may cause personal injury or loss of life that expose us to liabilities and possible losses.

The construction of large-scale properties can be dangerous. Construction workers at such sites are subject to hazards that may cause personal injury or loss of life, thereby subjecting the contractors and us to liabilities, possible losses, delays in completion of the projects and negative publicity. For example, in December 2021, there was a fatality at the Studio City Phase 2 construction site and certain façade related works were suspended for approximately two weeks. We believe, and require that, our contractors take safety precautions that are consistent with industry practice, but these safety precautions may not be adequate to prevent serious personal injuries or loss of life, damage to property or delays. However, if accidents occur during construction at our property, there may be serious delays, including delays imposed by regulators, liabilities and possible losses which may not be covered by insurance, and our business, prospects and reputation may be materially and adversely affected.

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

We currently have various insurance policies providing certain coverage typically required by gaming and hospitality operations in Macau. These insurance policies provide coverage that is subject to policy terms, conditions and limits. Certain of these policies have been obtained by us and certain of these policies have been obtained by Melco Resorts. We cannot assure you that we or, in the case of policies obtained by Melco Resorts, Melco Resorts will be able to renew such insurance coverage on equivalent premium costs, terms, conditions and limits upon their expiration. Certain events, such as typhoons and fires, have increased our premium costs and reduced policy limits. The cost of coverage may in the future become so high that insurance policies we deem necessary for the operation of our projects may not be obtainable on commercially practicable terms, or at all, or policy limits may need to be reduced or exclusions from our coverage expanded. Our cyber insurance may not cover all expenses and losses arising from any cybersecurity incidents and, accordingly, such breaches or other compromises of our or Melco Resorts’ information security or that of ours or its third-party service providers or business partners may have an adverse impact on our operating results and financial condition.

We cannot assure you that any such insurance policies we or Melco Resorts obtained or may obtain will be adequate to protect us from material losses. Certain acts and events, including any pandemic, epidemic of infectious diseases, earthquakes, hurricanes and floods, terrorist acts, or cybersecurity attacks could expose us to significant uninsured losses that may be, or are, uninsurable or too expensive to justify obtaining insurance. As a result, we, or Melco Resorts, may not be successful in obtaining insurance without increases in cost or decreases in coverage levels. In addition, in the event of a substantial loss, the insurance coverage we carry or benefit from may not be sufficient to pay the full market value or replacement cost of our lost investment or in some cases could result in certain losses being totally uninsured. In addition to the damages caused directly by a casualty loss (such as fire or natural disasters), infectious disease outbreaks, terrorist acts or cybersecurity attacks, we may suffer a disruption of our business as a result of these events or be subject to claims by third parties who may be injured or harmed. As an example, COVID-19 outbreaks resulted in many governments around the world, including in Macau, placing quarantines disallowing residents to travel into or outside of the quarantined area, enforcing business closures and other restrictions. While we intend to continue carrying business interruption insurance and general liability insurance, such insurance may not be available on commercially reasonable terms, or at all, and, in any event, may not be adequate to cover any losses that may result from such events.

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

Companies in Macau are subject to complementary tax of 12% of taxable income, as defined in relevant tax laws. The Macau government granted to Studio City Entertainment, one of our subsidiaries, a Macau complementary tax exemption until 2021 on profits generated from income received from the Gaming Operator, to the extent that such income results from gaming operations within Studio City Casino and has been subject to gaming taxes. Studio City Entertainment has applied for the extension of the complementary tax exemption for 2022 and for the period from January 1, 2023 through December 31, 2027. However, we cannot assure you that the complementary tax exemption to Studio City Entertainment has been or will be extended beyond its expiration date. If the tax exemption cannot be extended and we are held liable for complementary tax, it may have a material adverse effect on our financial condition.

From time to time, we may be involved in legal and other proceedings arising out of our operations.

We may be involved in disputes with various parties involved in the operation of Studio City, including contractual disputes with contractors, consultants, suppliers, retailers, food and beverage operators and construction workers. See “Item 8. Financial Information — A. Consolidated Statements and Other Financial Information — Legal and Administrative Proceedings.” Regardless of the outcome, these disputes may lead to legal or other proceedings and may result in substantial costs, delays in our schedule and the diversion of resources and management’s attention. In addition, we may be involved in a variety of litigation, regulatory proceedings and investigation arising out of our business, which are inherently unpredictable. Ultimate judgments or settlements for such proceedings could increase our costs and thereby lower our profitability or have a material adverse effect on our liquidity. We cannot assure you that we will be able to obtain the appropriate and sufficient types or levels of insurance for Studio City. We may also have disagreements with regulatory bodies in the course of our operations, which may subject us to administrative proceedings and unfavorable decisions that result in penalties, suspension or restrictions on our operations or closure of outlets at Studio City that are currently in operation. In such cases, our business, financial condition, results of operations and cash flows could be materially and adversely affected.

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

Although the majority of the revenues from the operation of Studio City are denominated in H.K. dollars, we have certain expenses and revenues denominated in Patacas. In addition, a significant portion of our indebtedness and certain expenses are denominated in U.S. dollars, and the costs associated with repaying such debt and servicing interest payments are denominated in U.S. dollars. The value of the H.K. dollar and Patacas against the U.S. dollar may fluctuate and may be affected by, among other things, changes in political and economic conditions. Although the exchange rate between the H.K. dollar and the U.S. dollar has been pegged since 1983 and the Pataca is pegged to the H.K. dollar, we cannot assure you that the H.K. dollar will remain pegged to the U.S. dollar and that the Pataca will remain pegged to the H.K. dollar. In addition, the currency market for Patacas is relatively small and undeveloped and therefore our ability to convert large amounts of Patacas into U.S. dollars over a relatively short period of time may be limited. As a result, we may experience difficulty in converting Patacas into U.S. dollars, which could hinder our ability to service a portion of our indebtedness and certain expenses denominated in U.S. dollars. On the other hand, to the extent that we are required to convert U.S. dollar financings into H.K. dollars or Patacas for our operations, fluctuations in the exchange rates between H.K. dollars or Patacas against the U.S. dollar could have an adverse effect on the amounts we receive from the conversion.

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

Claims or regulatory actions against us under China’s competition laws may result in fines, constraints on our business and damage to our reputation.

In recent years, the PRC government has stepped up enforcement against concentration of undertakings, cartel activities, monopoly agreements, unfair pricing, abusive behaviors by companies with market dominance and other anti-competitive activities. In December 2020, the PRC central government announced that strengthening anti-monopoly measures and preventing the disorderly expansion of capital has become one of its focuses, and that it intended to improve digital regulations and legal standards for the identification of platform enterprise monopolies for the gathering, usage and management of data, and for the protection of consumer rights.

For example, the PRC government has enhanced its anti-monopoly and anti-unfair competition laws and regulations, such as the enactment of the Online Trading Measures, which took effect on May 1, 2021, and the amended Anti-monopoly Law, which came into effect on August 1, 2022 and significantly increased the consequences of liability for violations, including for failing to notify the State Administration for Market Regulation prior to implementing transactions if certain thresholds are met.

As of the date of this annual report, the PRC’s statements and regulatory actions related to anti-monopoly concerns have not impacted our business, our ability to accept foreign investments or our ability to issue our securities to foreign investors. However, in the future, we may become subject to these or similar laws and regulations and compliance with such laws and regulations, as well as administrative guidance and requirements by regulators from time to time, may require significant resources and efforts, including changing our operations and pricing practices, restructuring our operations and adjusting our investment activities, which may materially and adversely affect our operations growth prospects, reputation and the trading prices of our ordinary shares and/or ADSs.

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

The gaming industry in Macau and elsewhere in Asia is highly competitive. Our competitors include many of the largest gaming, hospitality, leisure and resort companies in the world. Some of these current and future competitors are larger than us and may have more diversified resources, better brand recognition and greater access to capital to support their developments and operations in Macau and elsewhere. In particular, in recent years, competitors have opened new properties, expanded operations and/or announced their intention for further expansion and developments in Cotai, where Studio City is located. For example, Galaxy Casino, S.A., or Galaxy, progressively opened phase 3 of the Galaxy Macau Resort from the second quarter of 2023, while phase 4 is currently under development and is expected to open in 2027. In addition, Sociedade de Jogos de Macau, S.A., or SJM, opened Grand Lisboa Palace in July 2021 and opened two additional hotels in 2023, while Sands Cotai Central in Cotai has been rebranded and redeveloped into The Londoner Macau, which opened in February 2021.

Studio City Casino will also compete to some extent with casinos located in other countries, such as Singapore, the Philippines, Malaysia, South Korea, Vietnam, Cambodia, Australia, New Zealand, Japan and

elsewhere in the world, including Las Vegas and Atlantic City in the United States, and in the future, proposed developments in Japan and the United Arab Emirates, among others. Certain other markets may in the future legalize casino gaming, including Taiwan and Thailand. Certain of these gaming markets may not be subject to as stringent regulations as the Macau market. Studio City Casino will also compete with both legal and illegal online gaming and sports-betting websites, cruise ships operating out of Hong Kong and other areas of Asia that offer gaming. The proliferation of gaming venues in Asia could significantly and adversely affect our business, results of operations, financial condition, cash flows and prospects.

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

While the Gaming Operator does not currently have gaming promoters arrangements at the Studio City Casino following their cessation in December 2021, if the Gaming Operator decides to enter into new arrangements with gaming promoters in the future, such arrangements and related activities will be subject to the requirements under the applicable laws and regulations. In September 2009, the Macau government set a cap on commission payments to gaming promoters of 1.25% of net rolling. Such cap on commission payments was confirmed by the Macau government in 2022. On June 22, 2022, Law no. 7/2022, which amends Law no. 16/2001, or the Macau Gaming Operations Law, was published and on December 19, 2022, Law no. 16/2022, the new Gaming Activities Law, which replaces Administrative Regulation no. 6/2022, or the Gaming Promoter Regulation, was published. These laws set additional requirements applicable to the Studio City Casino. Any failure to comply with these regulations, as they may be applicable, may result in the imposition of liabilities, fines and other penalties and may materially and adversely affect the Gaming Operator’s concession or the operation of the Studio City Casino. See “Item 4. Information on the Company — B. Business Overview — Regulations — Gaming Activities Regulations.”

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

Under the amended gaming law, the Macau government has set a cap on gaming tables and gaming machines that may be operated in Macau at 6,000 gaming tables and 12,000 gaming machines. In addition, gaming tables and gaming machines previously allocated to a concessionaire may also be revoked if the minimum average annual gross gaming revenue of MOP7 million (equivalent to approximately US$869,988) for gaming tables and MOP300,000 (equivalent to approximately US$37,285) for gaming machines are not met for two consecutive years or the tables or gaming machines are not fully utilized without reason within a certain period.

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

•

Allocation of Business Opportunities. Melco Resorts, as well as the Gaming Operator, may take action to construct and operate new gaming projects or invest in such projects located in the Asian region (including new gaming projects in Macau) or elsewhere, which, along with their current operations, including City of Dreams and Altira Macau, may divert their attention and resources. For example, in 2015, Melco Resorts opened City of Dreams Manila, a casino, hotel, retail and entertainment resort in Manila, the Philippines. In 2019, Melco Resorts acquired from Melco International a 75% equity interest in the City of Dreams Mediterranean project, which was launched in 2023, as well as the satellite casinos operating in conjunction with the City of Dreams Mediterranean in Cyprus. We could face competition from these other gaming projects. Due to the Management and Shared Services Arrangements we have with Melco Resorts, should Melco Resorts decide to focus more attention on gaming projects located in other areas, including in jurisdictions that may be expanding or commencing their gaming industries, or should economic conditions or other factors result in a significant decrease in gaming revenues and number of patrons in Macau, Melco Resorts may make strategic decisions to focus on their other projects rather than us, which could adversely affect our development and operation of Studio City and future growth.

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

Credit facility agreements relating to certain of our indebtedness contain change of control provisions, including in respect of Melco Resorts’ obligations relating to the control and/or ownership of certain of its and our subsidiaries including their and our assets. Under the terms of such credit facility agreements, the occurrence of certain change of control events, including a decline below certain thresholds in the aggregate direct or indirect shareholdings in certain of Melco Resorts’ subsidiaries, including Studio City Holdings Five Limited, Studio City Finance and Studio City Investments, may result in an event of default and/or a cancelation of committed amounts as well as a requirement to prepay the credit facilities in relation to such indebtedness in full.

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

All of our operations are in Macau. Accordingly, our results of operations and financial condition may be materially adversely affected by significant political, social and economic developments in Macau and the PRC. A slowdown in economic growth in the PRC could adversely impact the number of visitors from the PRC to Studio City as well as the amount they are willing to spend in our hotel, restaurants and other facilities as well as at Studio City Casino, which could have a material adverse effect on our results of the operations and financial condition. Various factors have negatively impacted economic growth in the PRC in recent years, including the government’s efforts to cool the PRC’s housing market and disruptions caused by COVID-19, leading to reduced consumer discretionary budget and ultimately affecting their spending on travel and leisure. Moreover, the PRC’s common prosperity drive which started in 2021 aims to narrow the nation’s wealth gap by reducing wealth inequality. Any changes in the income tax rate or government policy which discourages conspicuous consumption may affect the spending patterns of our patrons. All of these measures as well as a number of measures taken by the PRC government in recent years to control the rate of economic growth, including those designed to tighten credit and liquidity, may have contributed to a slowdown of the PRC’s economy. According to preliminary estimates from the National Bureau of Statistics of China, the PRC’s GDP growth rate was 5.2% in 2023, which was higher than the 3.0% in 2022 but lower than 8.4% in 2021. Any slowdown in the PRC’s future growth may have an adverse impact on financial markets, currency exchange rates and other economies, as well as the spending of visitors in Macau and Studio City. There is no guarantee that economic downturns, whether actual or perceived, any further decrease in economic growth rates or an otherwise uncertain economic outlook in the PRC will not occur or persist in the future, that they will not be protracted or that governments will respond adequately to control and reverse such conditions, any of which could materially and adversely affect our business, financial condition and results of operations.

In addition, the global macroeconomic environment continues to face significant challenges, including disruptions to global economic conditions as a result of the responses to the global COVID-19 outbreaks and other global economic, political and social conditions. These events have caused and may continue to cause significant declines as well as volatility in global equity and debt capital markets, elevating the risk of an extended global economic downturn or even a global recession that could in turn trigger a severe contraction of liquidity in the global credit markets. Even prior to the global COVID-19 outbreak, the global economy was facing the end of quantitative easing by the U.S. Federal Reserve, the continuation of international trade conflicts, including the trade disputes between the United States and China and the potential further escalation of trade tariffs and related retaliatory measures between these two countries and globally. Even though it eased its “zero Covid” policy, the PRC government may re-impose lockdown or travel restriction measures in response to COVID-19 outbreaks or the outbreak of another contagious disease. Such measures, if re-imposed, may significantly affect visitations to our property and have a material adverse effect on our results of operations.

Tensions between the United States and China have continued to escalate in connection with ongoing trade disputes as well as other political factors. Continued rising political tensions globally could reduce levels of trade, investment, technological exchanges and other economic activities between these two major economies, which would have a material adverse effect on global economic conditions and the stability of global financial markets. The introduction of the National Security Law for Hong Kong and the U.S. Department of State’s statements in reaction to it have resulted in a further deterioration in the Sino-U.S. bilateral relationship, which could negatively affect the Chinese economy and its demand for gaming and leisure activities.

Rising inflation rates globally and in places where we operate may not only weaken discretionary spending of our customers but also increase our operating costs due to possible hikes in salary payments for our staff or key expenditures in our business. Interest rate hikes from one or more central banks across the world to address inflation or other macroeconomic factors would increase the cost of credit throughout global economies, impacting cashflows for both businesses and consumers as they spend more on interest payments which, in turn, reduces the amount available for capital investments and for discretionary consumption. In 2022, as the pandemic-related economic instability eased, the U.S. Federal Reserve started tapering its quantitative easing monetary policies in response to elevated inflation levels (from high food and energy prices and broader pressures) and supply and demand imbalances, brought about by the COVID-19 pandemic and the ongoing Russia-Ukraine conflict. The U.S. Federal Reserve raised the benchmark federal-funds rate from near-zero in March 2022 to 5% to 5.25% in May 2023 and to 5.25% to 5.50% in July 2023. The direction that the U.S. Federal Reserve will take with regards to its monetary policies is uncertain. The financial conditions of banking institutions have come under severe pressure and deterioration, as exemplified by the restructuring of several banks in the first half of 2023, driven by bank runs or simultaneous withdrawals by depositors due to various reasons, including lack of confidence in the banking system. These developments may adversely impact global liquidity, heighten market volatility and increase U.S. dollar funding costs resulting in tightened global financial conditions and fears of a recession. A prolonged period of volatile and unstable market conditions would likely increase our funding costs and negatively affect our market risk mitigation strategies.

The continued pressure on the Chinese property market since 2022, as well as the deterioration in the Chinese economy post-COVID-19, also negatively impacted the market for high yield bonds of issuers in other sectors connected with the PRC, including those issued by Macau gaming operators and associated entities. Other factors affecting discretionary consumer spending, including amounts of disposable consumer income, fears of recession, lack of consumer confidence in the economy, change in consumer preferences, high energy, fuel and other commodity costs and increased cost of travel may negatively impact our business. An extended period of reduced discretionary spending and/or disruptions or declines in travel have had and could materially adversely affect our business, results of operations and financial condition.

Considerable uncertainty remains over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and the PRC. There have been concerns over conflicts, unrest and terrorist threats in the Ukraine, Middle East, Europe and Africa, including, but not limited to, the Israel-Hamas conflict, and the continuing military conflict between Russia and Ukraine leading to sanctions and export controls being imposed by the United States, the European Union, the United Kingdom and other countries targeting Russia, its financial system and major financial institutions and certain Russian entities and persons. Such sanctions and measures and the Israel-Hamas conflict have had and may continue to have a negative impact on our business and our ability to accept certain customers. These conflicts have also caused volatility in global financial markets as well as a rise in prices of oil, gas and other commodities. In addition, concerns over conflicts involving the United States and Iran and potential conflicts involving the Korean peninsula persist. Any severe or prolonged slowdown in the global economy or increase in international trade or political conflicts may materially and adversely affect our business, results of operations and financial condition. In addition, continued turbulence in the international markets may adversely affect our ability to access capital markets to meet liquidity needs.

Studio City Casino’s operations could be adversely affected by foreign exchange restrictions on the Renminbi.

Gaming operators in Macau are currently prohibited from accepting wagers in Renminbi, the currency of the PRC. There are currently restrictions on the export of the Renminbi outside of the PRC, including to Macau. For example, a PRC citizen traveling abroad is only allowed to take a total of RMB20,000 (equivalent to approximately US$2,809) plus the equivalent of up to US$5,000 out of the PRC. Moreover, an annual limit of RMB100,000 (equivalent to approximately US$14,046) on the aggregate amount that can be withdrawn overseas from PRC bank accounts was set by the PRC government, with effect on January 1, 2018. In addition, the PRC government’s ongoing anti-corruption campaign has led to tighter monetary transfer regulations, including real-time monitoring of certain financial channels, reducing the amount that PRC-issued ATM cardholders can withdraw in each withdrawal, imposing a limit on the annual aggregate amount that may be withdrawn and the launch of facial recognition and identity card checks with respect to certain ATM users, which could disrupt the amount of money visitors can bring from mainland China to Macau. Furthermore, the Macau government has launched identity card checks with respect to certain ATM users and recommended banks perform adequate due diligence and monitoring of merchants with respect to usage of point-of-sales machines, such as cash registers where a customer is charged for goods or services purchased. These measures may limit liquidity availability and curb capital outflows. In addition, all individuals entering Macau with an amount in cash or negotiable instrument to the bearer equal to or higher than the amount of MOP120,000 (equivalent to approximately US$14,914) as determined by the Chief Executive of Macau are required to declare such amount to the customs authorities. For further details, please refer to “Item 4. Information on the Company — B. Business Overview — Regulations — Control of Cross-border Transportation of Cash Regulations.” The adoption of digital currency by the Chinese government may also cause more restrictions on the export of the Renminbi out of the PRC, which may impede the flow of customers from the PRC to Macau, inhibit the growth of gaming in Macau and negatively impact the operation of Studio City Casino.

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

A significant number of the customers of Studio City Casino come from, and are expected to continue to come from, the PRC. Any travel restrictions imposed by the PRC, such as the travel restrictions imposed due to COVID-19 outbreaks, could negatively affect the number of patrons visiting Studio City from the PRC. Since mid-2003, under the Individual Visit Scheme, or IVS, PRC citizens from certain cities have been able to travel to Macau individually instead of as part of a tour group. In mid-2008 through 2010, the PRC government adjusted its visa policy and limited the number of visits PRC citizens may make to Macau in a given time period. The PRC also banned “zero fare tours,” popular among visitors to Macau from the PRC, whereby travelers avail the services of tour guides at minimal or no cost if they agree to shop in designated areas in exchange. Further, in 2014, the PRC government and the Macau government tightened visa transit policies for mainland China residents. Starting on July 1, 2014, the Macau government has tightened transit visa rule implementation, limiting such travelers to a five-day stay, with documented proof that they were going to a third destination. From July 2015, Macau eased the restrictions and again allowed mainland Chinese passport holders who transit via the city to stay for up to seven days. While the PRC government has restricted and then loosened IVS travel frequently, it has recently indicated its intention to maintain tourism development by opening the IVS to more PRC cities to visit Macau. In March 2016, for instance, the Ministry of Public Security of China announced a new practice to make it easier for some mainland Chinese citizens to apply for the IVS visa. The IVS was further expanded to Qingdao and Xi’an beginning in March 2024. It is unclear whether these and other measures will continue to be in effect or become more restrictive in the future. For instance, as a result of the COVID-19 outbreak, the PRC government suspended the issuance of group and individual travel visas from the PRC to Macau. The IVS program was resumed by the PRC government on September 23, 2020, with e-Visa applications being accepted from November 1, 2022. A decrease in the number of visitors from the PRC could adversely affect Studio City’s results of operations.

In addition, certain policies and campaigns implemented by the PRC government may lead to a decline in the number of patrons visiting Studio City and the amount of spending by such patrons. The strength and profitability of our business depends on consumer demand for integrated resorts in general and for the type of luxury amenities that a gaming operator offers. Initiatives and campaigns undertaken by the PRC government in recent years have resulted in an overall dampening effect on the behavior of PRC consumers and a decrease in their spending, particularly in luxury good sales and other discretionary spending. For example, the PRC government’s ongoing anti-corruption campaign has had an overall dampening effect on the behavior of PRC consumers and their spending patterns both domestically and abroad. In addition, the number of patrons visiting Studio City may be affected by the PRC government’s focus on deterring marketing of gaming to mainland Chinese citizens and its initiatives to tighten monetary transfer regulations, increase monitoring of various transactions, including bank or credit card transactions, reduce the amount that PRC-issued ATM cardholders can withdraw in each withdrawal and impose a limit on the annual aggregate amount that may be withdrawn. For example, certain staff of a foreign casino were convicted in the PRC in connection with gaming-related promotional activities in the PRC which created regulatory uncertainty on marketing activities in the PRC. More recently, amendments to the PRC’s criminal laws, which provide that anyone that organizes trips for PRC citizens for the purpose of gambling outside of mainland China, including Macau, may be deemed to have conducted a criminal act, came into effect on March 1, 2021. Furthermore, in November 2021, the Court of Final Appeal in Macau issued a final unappealable decision that a gaming operator is jointly liable with a gaming promoter for the refund of funds deposited with such gaming promoter and the Macau authorities arrested executives from a gaming promoter for alleged illegal overseas gaming related activities. In January 2022, the Macau authorities also arrested an executive from another gaming promoter and certain related individuals and certain of these individuals were sentenced to jail terms in addition to the payment of monetary compensation to the Macau government in January 2023. The PRC government has also developed its digital currency and has performed certain test trials in its application within mainland China. If a digital currency is adopted by the

Macau government for gaming operations in Macau, there could be a material and adverse impact on Studio City Casino’s VIP rolling chip operations if limitations on transactions per player are also introduced in conjunction with the adoption of the digital currency. A wide interpretation, application or enforcement of these laws and regulations by the PRC governmental authorities could have a material and adverse effect on our business and prospects, financial condition and results of operations.

Our operations in Macau are also exposed to the risk of changes in laws and policies that govern operations of Macau-based companies. Tax laws and regulations may also be subject to amendments or different interpretations and implementation, thereby adversely affecting our profitability after tax. For example, the Macau gaming law amended in 2022 requires the payment of a special premium if gross gaming revenue falls below the gross gaming revenue threshold set by the Macau government. As Studio City Entertainment is expected to fund such premium for the operation of Studio City Casino, increased premium could have a material adverse effect on the results of our operations and financial condition. Significantly increased regulatory scrutiny of gaming promoters in Macau has resulted, and may continue to result, in the cessation of business of many gaming promoters. In December 2021, the Gaming Operator terminated the arrangements with gaming promoters at Studio City Casino. Notwithstanding, the Gaming Operator may enter into arrangements with gaming promoters at Studio City Casino in the future.

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

The Chinese government has exercised and continues to exercise substantial control over virtually every sector of the Chinese economy through evolving development, interpretation and implementation of applicable laws and regulations. The PRC may also enact new PRC laws, rules or regulations which may influence our operations in Macau or elsewhere at any time as the PRC government deems appropriate to further regulatory, political and societal goals, or may exert more control over offerings conducted overseas and/or foreign investment in PRC-based issuers, which could result in a material change in our operations and/or the value of our ordinary shares. Additionally, the Chinese government has in the past made statements indicating an intent to exert more oversight and control over offerings by China-based issuers that are conducted overseas and/or foreign investment in China-based issuers and any such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or be worthless. See also “— Risks Relating to Our Business — Failure to protect the integrity and security of company staff, supplier and customer information and comply with cybersecurity, data privacy, data protection or any other laws and regulations related to data may materially and adversely affect our business, financial condition and results of operations, and/or result in damage to reputation and/or subject us to fines, penalties, lawsuits, restrictions on our use or transfer of data and other risks” for discussions relating to the PRC Data Security Law.

For example, on February 17, 2023, the CSRC released a set of regulations, including the Trial Administrative Measures of Overseas Securities Offerings and Listings by Domestic Companies, or the Trial Administrative New Measures, and related guidelines, which came into effect on March 31, 2023, and the Notice on the Arrangements for the Recordation Management of Overseas Issuances and Listings of Domestic Enterprises, or the Notice, on Overseas Issuance and Listing.

Under the first paragraph of Article 15 of the Trial Administrative New Measures, overseas offerings and listings of a listing applicant by a PRC company must conduct and complete the relevant filing procedures with the CSRC if (i) more than 50% of its operating revenue, total profit, total assets or net assets were derived from its PRC entities based on the audited consolidated financial statements for the most recent financial year, and (ii) the main parts of its business activities are conducted in the PRC, its principal places of business are located in the PRC, or the majority of senior management in charge of its business operations are Chinese citizens or domiciled in the PRC. Furthermore, the second paragraph of Article 15 of the Trial Administrative New Measures provides that a “substance over form” principle, or the Principle, shall be followed when determining whether an issuer is subject to the filing requirements under the Trial Administrative New Measures. In addition, according to the Notice on Overseas Issuance and Listing, companies which have completed overseas listings or offerings prior to March 31, 2023 are not required to complete any filing procedures immediately, but may be required to file with the CSRC for any follow-on offerings.

We do not believe that our previous or any future offshore offerings are or will be subject to the filing procedures under the Trial Administrative New Measures and related guidelines as (i) we do not and do not expect to have any subsidiaries in the PRC, and none of our operating revenue, total profit, total assets or net assets as recorded in our audited consolidated financial statements for the most recent financial year is being accounted for by any PRC domestic subsidiaries; (ii) the main parts of the Company’s business activities are not and are not expected to be conducted in the PRC; (iii) the Company’s principal places of business are not and are not expected to be located in the PRC; (iv) the senior management in charge of the Company’s business operation are not PRC citizens and the management does not and is not expected to be domiciled in the PRC; and (v) the risk factors disclosed in the offering document of any future offshore offerings are not expected to be predominately related to the PRC as compared to other countries and regions. However, significant uncertainties exist as to how the Trial Administrative New Measures and the related guidelines will be interpreted and implemented since they are newly published. Particularly, the Principle is subject to any new laws, rules and regulations or interpretations and implementations in any form relating to the filing requirements under the Trial Administrative New Measures at the discretion of the PRC government authorities.

If (i) we incorrectly conclude that certain regulatory permissions and approvals are not required or (ii) applicable laws, regulations, or interpretations change in a way that requires us to complete such filings or obtain such approvals in the future, and (iii) we are required to obtain such permissions or approvals in the future, but fail to receive or maintain such permissions or approvals, we may face sanctions by the CSRC, the CAC or other PRC regulatory agencies. These regulatory agencies may impose fines and penalties on us, limit our operations, limit our ability to list on stock exchanges outside of China or offer our securities to foreign investors or take other actions that could have a material adverse effect on our business, financial condition, results of operations and prospects, as well as the trading price of our securities.

Terrorism, violent criminal acts, the uncertainty of war, widespread health epidemics or pandemics, political developments and other factors affecting discretionary consumer spending and leisure travel may reduce visitation to Macau and harm our operating results.

The strength and profitability of our business will depend on consumer demand for integrated resorts and leisure travel in general. Terrorist and violent criminal activities in Europe, the United States, Southeast Asia and elsewhere, the Israel-Hamas conflict, the military conflict between Russia and Ukraine and other conflicts in the Middle East, and/or social events and natural disasters such as typhoons, tsunamis and earthquakes, and outbreaks of widespread health epidemics or pandemics, including COVID-19 outbreaks, among other things, have negatively affected travel and leisure expenditures. Terrorism, other criminal acts of violence or social events and widespread health epidemics or pandemics could have a negative impact on international travel and leisure expenditures, including lodging, gaming and tourism. We cannot predict the extent to which such acts may affect us, directly or indirectly, in the future. See also “— Risks Relating to Our Business — We continue to recover from the impact of, and disruptions caused by, COVID-19 on our operations, and the pace of recovery may continue to materially affect our business, prospects, financial condition and results of operations,” “— Risks Relating to Conducting Business and Operating in Macau — An outbreak of widespread health epidemics or pandemics, contagious disease or other outbreaks may have an adverse effect on the economies of affected countries or regions and may have a material adverse effect on our business, financial condition and results of operations” and “— Risks relating to Our Business — Economic or trade sanctions and a heightened trend towards trade and technology “de-coupling” could negatively affect the relationships and collaborations with our suppliers, service providers, technology partners and other business partners, which could materially and adversely affect our competitiveness and business operations.”

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

Our operations could be, and in certain cases, such as COVID-19 outbreaks, have been adversely affected by the outbreak of widespread health epidemics or pandemics, such as swine flu, avian influenza, severe acute respiratory syndrome (SARS), Middle East respiratory syndrome (MERS), Zika and Ebola. The occurrence of such health epidemics or pandemics, prolonged outbreak of an epidemic illness or other adverse public health developments in the PRC or elsewhere in the world could materially disrupt our business and operations. Such events could significantly impact our industry and cause severe travel restrictions between the PRC and Macau as well as temporary or prolonged closures of the facilities we use for our operations and disruptions to public transportation, which could severely disrupt our operations and have a material adverse effect on our business, financial condition and results of operations. Such events may also indirectly and materially adversely impact our operations by negatively impacting the outlook, growth or business sentiment in the global, regional or local economy. See also “— Risks Relating to Our Business — We continue to recover from the impact of, and disruptions caused by, COVID-19 on our operations, and the pace of recovery may continue to materially affect our business, prospects, financial condition and results of operations.”

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

There can be no assurance that any further outbreak of COVID-19 or an outbreak of swine flu, avian influenza, SARS, MERS, Zika, Ebola or other contagious disease or any measures taken by the governments of affected countries against such potential outbreaks will not seriously interrupt our gaming operations. The perception that an outbreak of any health epidemic or contagious disease may occur may also have an adverse effect on the economic conditions of countries in Asia. In addition, our operations could be disrupted if any of our facilities or employees or others involved in our operations were suspected of having COVID-19, swine flu, avian influenza, SARS, MERS, Zika or Ebola as this could require us to quarantine some or all of such employees or persons or disinfect the facilities used for our operations. Furthermore, any future outbreak may restrict economic activities in affected regions, which could result in reduced business volume and the temporary closure of our facilities or otherwise disrupt our business operations and adversely affect our results of operations. Our revenues and profitability could be materially reduced to the extent that a health epidemic or other outbreak harms the PRC or global economy in general.

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

We are a Cayman Islands holding company and have no material assets other than our equity interest in MSC Cotai. We have also undertaken that we will not own equity interests in any other entity other than MSC Cotai and that we will contribute to MSC Cotai all net proceeds received by us from sales of equity securities and sales of assets. Please see “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions — Pre-IPO Organizational Transactions.” Because we will have no independent means of generating revenue, our ability to pay dividends, if any, and cover our corporate and other expenses is dependent on the ability of MSC Cotai to generate revenue to pay such dividends and expenses. This ability, in turn, may depend on the ability of MSC Cotai’s subsidiaries to make distributions to it. The ability of MSC Cotai and its subsidiaries to make such distributions will be subject to, among other things, (i) the applicable laws and regulations of the relevant jurisdictions that may limit the amount of funds available for distribution, (ii) restrictions in the Participation Agreement or relevant debt instruments issued by MSC Cotai or its subsidiaries in which it directly or indirectly holds an equity interest and (iii) the availability of funds to distribute. For example, if COVID-19 outbreaks return and disrupt our operations or escalates, it may have a material adverse effect on the availability of funds for MSC Cotai and its subsidiaries to distribute. To the extent that we need funds and MSC Cotai or its subsidiaries are restricted from making such distributions or payments under applicable law or regulation or under the terms of any financing arrangements, or are otherwise unable to provide such funds, our liquidity and financial condition could be materially and adversely affected. In addition, we are not a Chinese operating company and investors may never directly hold equity interests in our operating subsidiaries. This organizational structure involves unique risks to investors, including the possibility of Chinese or Macau regulatory authorities disallowing our organizational structure, which would likely result in a material change in our operations and/or value of our ADSs making them significantly decline or worthless.

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

The trading price of our ADSs has been and may continue to be subject to wide fluctuations. Since our listing on October 18, 2018 to March 15, 2024, the trading prices of our ADSs ranged from US$1.52 to US$28.59 per ADS and the closing sale price on March 15, 2024 was US$6.50 per ADS. The trading price of our ADSs may be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, including the performance and fluctuation of the market prices of other companies with business operations located mainly in Macau or the PRC that have listed their securities in the United States. In addition to market and industry factors, the price and trading volume for our ADSs may be highly volatile for factors specific to our own operations, including the following:

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

In addition, the securities market has from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. For example, in connection with COVID-19 outbreaks, securities markets across the globe experienced significant volatility. These market fluctuations may also have a material adverse effect on the market price of our ADSs.

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

As of January 30, 2024, New Cotai owned 31,149,140 ADSs, representing approximately a 14.8% voting and economic interest in our Company, and 72,511,760 Class B ordinary shares, representing approximately a 8.6% voting, non-economic interest in our Company. New Cotai also has a Participation Interest, which entitles New Cotai to receive from MSC Cotai an amount equal to approximately 9.4% of the amount of any distribution, dividend or other consideration paid by MSC Cotai to us, subject to adjustments, exceptions and conditions. Under the Participation Agreement, New Cotai and its permitted transferees will be entitled to exchange its Participation Interest for Class A ordinary shares. We have granted registration rights with respect to the Class A ordinary shares delivered in exchange for Participation Interests. See “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions — Pre-IPO Organizational Transactions” and “— Registration Rights Agreement.”

In addition, certain funds managed by Silver Point Capital, L.P., as of December 31, 2023, beneficially owned 114,569,116 Class A ordinary shares in the form of ADSs, representing 13.6% of our outstanding ordinary shares, while Melco International beneficially owned 463,095,592 Class A ordinary shares, representing 54.9%, of our outstanding ordinary shares. See “Item 7. Major Shareholders and Related Party Transactions — A. Major Shareholders.”

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

We currently intend to retain most, if not all, of our available funds and any future earnings to repay or refinance our debt, fund our ongoing operations and fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. See “Item 8. Financial Information — A. Consolidated Statements and Other Financial Information — Dividend Policy” and note 17 to the consolidated financial statements included elsewhere in this annual report. Therefore, you should not rely on an investment in our ADSs as a source for any future dividend income.

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

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (other than the memorandum and articles of association, a list of the current directors and the register of mortgages and charges) or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

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

A non-United States corporation will be a passive foreign investment company, or PFIC, for United States federal income tax purposes for any taxable year if either (i) at least 75% of its gross income for such taxable year is passive income or (ii) at least 50% of the value of its assets (generally based on an average of the quarterly values) during such year is attributable to assets that produce or are held for the production of passive income. Based on the value of our assets and the composition of our income and assets, we do not believe we were a PFIC for United States federal income tax purposes for our taxable year ended December 31, 2023. However, the determination of whether or not we are a PFIC according to the PFIC rules is made on an annual basis and will depend on the composition of our income and assets and the value of our assets from time to time. Therefore, changes in the composition of our income or assets or the value of our assets may cause us to become a PFIC. The determination of the value of our assets (including goodwill not reflected on our balance sheet) may be based, in part, on the quarterly market value of our ADSs, which is subject to change and may be volatile.

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

Changes in tax law relating to multinational corporations could adversely affect our tax position.

The member countries of the Organization for Economic Co-operation and Development (“OECD”), with the support of the G20, initiated the base erosion and profit shifting (“BEPS”) project in 2013 in response to concerns that changes were needed to international tax laws. In November 2015, the G20 finance ministers adopted final BEPS reports designed to prevent, among other things, the artificial shifting of income to low-tax jurisdictions, and legislation to adopt and implement the standards set forth in such reports has been enacted or is currently under consideration in a number of jurisdictions. In May 2019, the OECD published a “Programme of Work,” which was divided into two pillars. Pillar One focused on the allocation of group profits among taxing jurisdictions based on a market-based concept rather than the historical “permanent establishment” concept. Pillar Two, among other things, introduced a global minimum tax. On October 10, 2021, 137 member jurisdictions of the G20/OECD Inclusive Framework on BEPS (including Israel) joined the “Statement on a Two-Pillar Solution to Address the Tax Challenges Arising from the Digitalisation of the Economy” which sets forth the key terms of such two-pillar solution, including a reallocation of taxing rights among market jurisdictions under Pillar One and a global minimum tax rate of 15% under Pillar Two. The agreement reached by 137 of the 140 members of the OECD’s Inclusive Framework on BEPS calls for law enactment by OECD and G20 members in 2022 to take effect in 2023 and 2024. On December 20, 2021, the OECD published model rules to implement the Pillar Two rules and released commentary to the Pillar Two model rules in March 2022 and published administrative guidance in February 2023, July 2023 and December 2023. The model rules and commentary allow the OECD’s Inclusive Framework members to begin implementing the Pillar Two rules in accordance with the agreement reached in October 2021. As the Two Pillar solution is subject to implementation by each member country, the timing and ultimate impact of any such changes on our tax obligations is uncertain. These changes, when enacted, by various countries in which we do business may increase our taxes in these countries. The foregoing tax changes and other possible future tax changes may have an adverse impact on us, our business, financial condition, results of operations and cash flow.

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

On May 4, 2022, we were identified as a Commission-Identified Issuer under the Holding Foreign Companies Accountable Act (“HFCAA”) and the rules promulgated thereunder because our auditor at that time was Ernst & Young, located in Hong Kong, which was a PCAOB-Identified Firm as of May 4, 2022. On August 16, 2022, we changed our auditor from Ernst & Young, located in Hong Kong, to Ernst & Young LLP, located in Singapore, which is not a PCAOB-Identified Firm. In December 2022, the PCAOB announced that it secured complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong. As a result, until such time as the PCAOB issues any new determination, we do not believe we are at risk of being a Commission-Identified Issuer nor at risk of having our securities subject to a trading prohibition under the HFCAA.

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

B. BUSINESS OVERVIEW

Overview

Studio City is a world-class integrated resort located in Cotai, Macau and its principal operating activities are the provision of services pursuant to a casino contract and the hospitality business in Macau. The gaming operations of Studio City Casino are focused on the mass market and target all ranges of mass market patrons. The mass market focus of the Studio City Casino is currently complemented with VIP rolling chip operations. The Gaming Operator currently has 250 gaming tables, including 15 tables for VIP rolling chip operations, and 552 gaming machines available for operation at the Studio City Casino pursuant to the Studio City Casino Agreement. The Gaming Operator operated an average of approximately 246 gaming tables and 661 gaming machines in 2023 at the Studio City Casino, compared to an average of approximately 277 gaming tables and 700 gaming machines in 2022 and an average of approximately 290 gaming tables and 645 gaming machines in operation in 2021. Our cinematically-themed integrated resort is designed to attract a wide range of customers by providing highly differentiated non-gaming attractions, including the world’s first figure-8 Ferris wheel, a deluxe night club and karaoke venue, a 5,000-seat live performance arena, an outdoor and an indoor water park. Studio City features approximately 2,493 luxury hotel rooms, diverse food and beverage establishments and approximately 38,500 square meters of complementary retail space.

Studio City is strategically located in Cotai, as one of the few dedicated Cotai hotel-casino resort stops on the Macau Light Rapid Transit Line, with an access bridge leading to Studio City.

Studio City has delivered continuous earnings improvement since commencing operations in October 2015 through 2019. However, due to the temporary casino closure and enhanced quarantine and social distancing measures to contain the COVID-19 outbreak in 2020, our total operating revenues decreased in 2020 from 2019. While total operating revenues increased in 2021 from 2020, total operating revenues decreased to US$11.5 million in 2022 and we generated net loss attributable to Studio City International Holdings Limited of US$326.5 million due to the temporary casino closure and quarantine and social distancing measures to contain the COVID-19 outbreak in 2022. In 2023, due to the earlier than expected relaxation of COVID-19 related restrictions and opening of Phase 2 of Studio City, our total operating revenues increased to US$445.5 million from US$11.5 million in 2022 and we generated net loss attributable to Studio City International Holdings Limited of US$133.5 million in 2023 compared to a net loss attributable to Studio City International Holdings Limited of US$326.5 million in 2022.

Studio City Casino is operated by the Gaming Operator, one of the subsidiaries of Melco Resorts and a holder of a gaming concession, and we operate the non-gaming businesses of Studio City.

We generated all of our revenues for each of the years ended December 31, 2023, 2022 and 2021 from our operations in Macau, the sole market in which we compete to operate. For further information on the Macau gaming market, see “— Market and Competition — Macau Gaming Market.”

Gaming

Studio City Casino currently consists of mass market table gaming, gaming machine and VIP gaming areas, with a total operating gross floor area of 28,784.3 square meters, located on the ground and first floors of Studio City. Studio City Casino gaming customers currently include mass market and VIP rolling chip players. Studio City Casino catered exclusively to mass market players until it launched its VIP rolling chip operations in November 2016. For the years ended December 31, 2023, 2022 and 2021, Studio City Casino’s gross gaming revenues was US$912.4 million, US$171.2 million and US$380.8 million, respectively.

Studio City Casino had an average of approximately 246 gaming tables and 661 gaming machines in operation in 2023, compared to an average of approximately 277 gaming tables and 700 gaming machines in operation in 2022. These gaming tables offer gaming patrons a variety of options including baccarat, three card baccarat, blackjack, craps, Caribbean stud poker, roulette, sic bo, fortune 3 card poker and other games. Studio City Casino also offers VIP rolling chip operations, with 15 tables authorized for such operations. We currently expect our business strategy going forward to continue to focus on cultivating further growth in the premium mass and mass market segments at the Studio City Casino and enhancing our differentiated non-gaming amenities to complement our gaming operations.

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

Studio City Casino’s mass market table games drop and hold percentage were US$2.87 billion and 27.3% in 2023, respectively, US$0.46 billion and 28.5% in 2022, respectively, and US$1.13 billion and 27.7% in 2021, respectively. As a result, Studio City Casino had gross gaming revenue from mass market table games of US$783.6 million, US$131.3 million and US$313.6 million in 2023, 2022 and 2021, respectively. Studio City Casino’s gaming machine handle and gaming machine win rate were US$2.48 billion and 3.3% in 2023, respectively, US$0.66 billion and 2.8% in 2022, respectively, and US$1.11 billion and 2.7% in 2021, respectively. As a result, Studio City Casino had gross gaming revenue from gaming machine of US$82.8 million, US$18.6 million and US$30.4 million in 2023, 2022 and 2021, respectively. Average net win per gaming machine per day in 2023, 2022 and 2021 was US$343, US$75 and US$129, respectively.

Studio City Casino will continue to re-examine the mass market gaming areas to maximize table utilization, to innovate gaming products and to invest in technologies and analytical capability to enhance table productivity and customer retention.

VIP Rolling Chip Segment

In November 2016, Studio City Casino introduced VIP rolling chip operations. The VIP rolling chip area is comprised of private gaming salons or areas that have restricted access to rolling chip patrons and offer more personalized and ultra-premium services than the mainstream and premium mass market gaming areas. It is also situated at a higher level than the mass market gaming areas with generally higher-end dining and beverage options and special decorations. Studio City Casino’s VIP rolling chip volume, VIP rolling chip win rate and VIP rolling chip gross gaming revenue were US$2.79 billion, 1.65% and US$46.0 million, respectively, in 2023, US$0.84 billion, 2.56% and US$21.4 million, respectively, in 2022 and US$1.84 billion, 2.00% and US$36.8 million, respectively, in 2021.

Hotel

Studio City includes self-managed luxury hotel facilities with approximately 2,493 hotel rooms, all elegantly furnished and complete with services and amenities to match. The hotel facilities include indoor and outdoor swimming pools, beauty salon, spa, fitness centers and other amenities. The Studio City hotel now features four distinct towers, enabling it to provide a variety of accommodation selections to visitors. The newly-opened W Macau hotel tower offers 557 rooms with nine room types which range in size from 37 square meters to 257 square meters, while Epic Tower offers 338 suites with eight room types which range in size from 67 square meters to 550 square meters. The premium all-suite Star Tower offers approximately 600 suites complete with lavish facilities and dedicated services for a luxury retreat. There are six types of suites which range in size from the Star Premier King Suite at 62 square meters to the Star Grand Deluxe Suite at 211 square meters which includes a living room, dining room and a separate bedroom. Personalized check-in, private indoor heated pool and health club can be enjoyed by all Star Tower guests. The Celebrity Tower with approximately 1,000 rooms brings a deluxe hotel experience to a board range of travelers, which includes access to all of the entertainment facilities offered by Studio City. It offers eleven different room types ranging from the Celebrity King at 42 square meters to the Celebrity Deluxe Suite at 95 square meters. The following table sets forth certain data with respect to our hotel for the years indicated:

	For the Year Ended December 31,
	2023	2022	2021
Average daily rate (US$)	153	111	123
REVPAR (US$)	137	31	62
Occupancy rate	90%	28%	51%

Studio City’s Star Tower garnered the Forbes Travel Guide Five-Star recognition for the seventh consecutive year in 2024.

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

Retail

Studio City has approximately 38,500 square meters of themed and innovative retail space at the lower levels of the property. The retail mall showcases a variety of shops and food and beverage offerings including a small portion of our self-operated retail outlets.

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

•

Studio City Event Center — a 5,000-seat multi-purpose arena representing the centerpiece of Studio City’s live entertainment offerings, including Macau’s first residency show experiences featuring headline acts such as Aaron Kwok (郭富城) and Leon Lai (黎明). The complex has a first-class premium seating level offering 16 private VIP suites, in addition to approximately 242 luxury club seats and a deluxe club lounge. Each VIP suite is spacious and elegantly designed, coming fully equipped with stylish furnishings and a flat-screen TV. Playing host to concerts, theatrical shows, sporting events, family shows, award ceremonies and more, the Studio City Event Center is the next generation in versatile, innovative, premier and live entertainment venues.

•	Studio City Water Park — an all-weather water park complex and Macau’s largest water park:

•

Outdoor Water Park— a water park featuring several high-thrill and family-focused attractions, including the High Point Twister, a 20-meter tall slide tower with waterslides for individuals and small families alike, and the Golden Bucket, a massive water play structure with a classic tipping bucket, four slides and over 60 water features. For small children, the Studio City Water Park includes the Little Lagoon with four slides for kids of all ages and their parents. Finally, the Studio City Water Park also includes Studio City’s Riverscape, a jungle-themed action river that is over 450 meters long which offers three routes of differing lengths, three white-sand beaches and 16 water features throughout the guest’s journey.

•

Indoor Water Park — a climate-controlled, space-themed indoor water park with 16 attractions, including seven exhilarating water slides, two wave pools, including a unique Oblivion Pool that extends both indoors and outdoors, and the only indoor surfing simulator in Macau.

•

Legend Heroes PVRK — a technology-based entertainment park which combines virtual technology with the physical world to deliver an immersive user experience. Legend Heroes PVRK features flight simulation, VR simulations, bowling alleys, a free arcade, trendy retail, and a high-tech café featuring Macau’s only Robot Barista.

•

Club MOP — a nightclub with a venue of approximately 48,000 square feet, including an approximately 10,000 square feet terrace area, complete with private cabanas and a DJ booth. Club MOP also has a main hall for hosting events with internationally recognized artists, a karaoke lounge and four deluxe karaoke rooms available for private events.

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

Meetings, Incentives, Conventions and Exhibitions

Studio City offers over 4,000 square meters of indoor event space with flexible configurations and customization options, which can accommodate a variety of events from an exclusive banquet to an international conference. The Grand Ballroom space of 1,820 square meters can be configured into three separate ballrooms with a banquet capacity of 1,200 seats or a cocktail reception for 1,500 people. Eight individual salons, together with the Grand Ballroom, provide a banquet seating capacity of up to 1,200 seats or meeting and break-out spaces with extensive pre-function areas for up to 1,800 people. Many of the salons offer views of the pool deck and have private outdoor terraces for coffee and lunch breaks.

MICE events typically take place on weekdays, thereby drawing traffic during the portion of the week when hotels and casinos in Macau normally experience lower demand relative to weekends and holidays when occupancy and room rates are typically at their peak due to leisure travel. Since its opening, events held at Studio City included live concerts from headline acts such as Madonna, four time Grammy Awards nominee FLO RIDA, Han Hong (韓紅), Kenny G, A-mei (張惠妹) and Jam Hsiao (蕭敬騰) as well as themed events such as a three-day Wedding Showcase (featuring dream wedding venue set-ups, tableware demonstrations, wedding gown catwalk shows and instrumental performances), a Chinese New Year’s Promo, Shakemas Campaign for Christmas, MICHELIN Guide Street Food Festival and The Super 8 basketball tournament.

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

Awards

Studio City has received numerous awards, including:

•	Studio City’s Star Tower received the Forbes Travel Guide Five-Star recognition for the seventh consecutive year in 2024,

•	Zensa Spa was awarded the Forbes Travel Guide Five-Star recognition for the sixth time in 2024,

•

Its signature Cantonese restaurant Pearl Dragon received its sixth Forbes Travel Guide Five-Star recognition in 2024 and received one-MICHELIN-starred establishment rank for the eighth consecutive year in the MICHELIN Guide Hong Kong Macau 2024. It was honored with the “Best Chinese Cuisine in Asia – Excellence Award” by 2022 Haute Grandeur Global Restaurant Awards,

•

Studio City Water Park was listed among China’s Top 100 Novel Attractions in the 2023 Global Travel Play Book released by the China Tourism Academy and Mafengwo, and also received the “World Waterpark Association (“WWA”) Leading Edge Award” for its indoor water park in 2023 and the “WWA Leading Edge Award” for its outdoor water park in 2021, and

•

Studio City Phase 2 received the “Regional Award, Asia” at the 2021 BREEAM Awards which acknowledges the sustainability-related measures implemented during the project, as well as its contribution to the goals of carbon neutrality and zero waste.

Market and Competition

Macau Gaming Market

Gaming in Macau is administered through concessions awarded by the Macau government to six different concessionaires: SJM, MGM Grand, Galaxy, Venetian Macau, S.A., Wynn Resorts Macau and Melco Resorts Macau.

SJM is a subsidiary of SJM Holdings Ltd., a company listed on the Hong Kong Stock Exchange in which family members of Mr. Lawrence Ho, the chairman of our Company and the chairman and chief executive officer of Melco Resorts, have shareholding interests. SJM currently operates multiple casinos throughout Macau. SJM (through its predecessor Tourism and Entertainment Company of Macau Limited) commenced its gaming operations in Macau in 1962 and opened Grand Lisboa Palace in Cotai in July 2021 and opened two additional hotels in 2023.

MGM Grand Paradise S.A. or MGM Grand is a subsidiary of MGM China Holdings Limited, a company listed on the Hong Kong Stock Exchange. MGM Grand was originally formed as a joint venture by MGM-Mirage and Ms. Pansy Ho, sister of Mr. Lawrence Ho. MGM Grand opened MGM Macau on the Macau Peninsula in December 2007 and MGM Cotai in February 2018.

Galaxy currently operates multiple casinos in Macau, including StarWorld, a hotel and casino resort in Macau’s central business and tourism district. The Galaxy Macau Resort opened in Cotai in May 2011 and the opening of Phase 2 of the Galaxy Macau Resort took place in May 2015. Galaxy progressively opened phase 3 of the Galaxy Macau Resort from the second quarter of 2023, while phase 4 is currently under development and is expected to open in 2027.

Venetian Macau, S.A. is a subsidiary of Las Vegas Sands Corporation and Sands China Limited, which are listed on the New York Stock Exchange and the Hong Kong Stock Exchange, respectively. Las Vegas Sands Corporation is the developer of Sands Macao, The Venetian Macau, Sands Cotai Central and Parisian Macao. Venetian Macau, S.A. operates Sands Macao on the Macau peninsula, together with The Venetian Macau and the Plaza Casino at The Four Seasons Hotel Macao, which are located in Cotai. Venetian Macau, S.A. also operated Sands Cotai Central in Cotai, which has been rebranded and redeveloped into The Londoner Macau, which opened in February 2021. Sands China Ltd. opened the Parisian Macao in Cotai in September 2016.

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

Under the amended gaming law, the Macau government has set a cap on gaming tables and gaming machines that may be operated in Macau at 6,000 gaming tables and 12,000 gaming machines. In addition, gaming tables and gaming machines previously allocated to a concessionaire may also be revoked if the minimum average annual gross gaming revenue of MOP7 million (equivalent to approximately US$869,988) for gaming tables and MOP300,000 (equivalent to approximately US$37,285) for gaming machines are not met for two consecutive years or the tables or gaming machines are not fully utilized without reason within a certain period.

Law no. 7/2022 which amends the Macau Gaming Operations Law (Law no. 16/2001) came into force in June 2022. Principal changes under the amended law include, among others, the following:

•	the number of gaming concessions that may be awarded by the Macau government is up to six;

•	the term of the concessions may be up to ten years, subject to extension(s) of up to three years in total;

•	the registered share capital of each concessionaire shall be at least MOP5 billion (US$621.4 million);

•	the managing director of each concessionaire must be a Macau permanent resident and hold at least 15% of the concessionaire’s registered share capital;

•	significant transactions should be notified by concessionaires to the Macau government in advance;

•	an administrative sanctions regime is to be established;

•	national security is one of the main objectives of the Macau gaming legal framework and a concession may be terminated without compensation in case it is considered a threat to national security;

•	a per gaming table and per gaming machine special premium is due should gross gaming revenue fall below the gross gaming revenue threshold set by the Macau government;

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

In December 2016, a law which conceptually enables the development of integrated resorts in Japan took effect, with corresponding legislation providing a legislative framework for the development and implementation of integrated resorts in Japan taking effect in July 2018. A proposed project in Osaka was awarded to MGM Resorts International and its joint venture partner Orix Corporation which is currently slated to open in 2030. In addition, several other Asian countries are considering or are in the process of legalizing gambling and establishing casino-based entertainment complexes.

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

Prior to our completion of the Phase 2 development, land use fees of approximately MOP3.9 million (equivalent to approximately US$484,708) per annum were payable to the Macau government. The annual land use fees payable to the Macau government following our completion of the Phase 2 development are MOP9.1 million (equivalent to approximately US$1.1 million). The amounts may be adjusted every five years using the applicable rates in effect at the time of the rent adjustment.

Certain gaming and gaming support equipment utilized at the Studio City Casino on or before December 31, 2022 is owned by the Macau SAR and has been transferred to the Gaming Operator and held for the Gaming Operator at Studio City Casino during the duration of the Concession Contract, including the main gaming equipment to support the Gaming Operator’s table games and gaming machines operations, cage equipment, security and surveillance equipment, casino fittings and equipment. The Gaming Operator owns the remaining gaming and gaming support equipment utilized at the Studio City Casino and the equipment utilized in the Studio City Hotel.

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

•

The concessionaires registered share capital shall not be less than MOP5 billion (equivalent to approximately US$621.4 million) and during the term of the concession their net assets shall not be less than such amount. The concessionaires must mandatorily notify the Chief Executive of Macau prior to executing large financial initiatives, which are defined as those with a value greater than MOP2.5 billion (equivalent to approximately US$310.7 million) regarding the internal movement of funds and MOP500 million (equivalent to approximately US$62.1 million) regarding salaries, remunerations, benefits of employees, and any other financial decisions.

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

•

If the average gross gaming revenue of the gaming tables or gaming machines does not reach a set minimum limit, the concessionaire must pay a special premium, in an amount equal to the difference between the amount of the special tax on gaming, calculated according to the average gross gaming revenue, and such minimum limit. The average gross revenue is calculated according to the maximum number of gaming tables and gaming machines authorized for the concessionaire in the year to which it relates, with the exception of the number of gaming tables and gaming machines authorized to operate provisionally during the period designated for such purpose. The annual minimum limit of the gross gaming revenue of each gaming table and each gaming machine, as well as the period designated for the provisional operation of gaming tables and gaming machines, are determined by dispatch from the Chief Executive of Macau. The annual minimum limit of the gross gaming revenue must be set out in view of the past gross gaming revenue of Macau and the current situation of the economic development of Macau, and may be adjusted exceptionally in case of extraordinary, unpredictable or force majeure incidents, and is currently in the amount of MOP7 million (equivalent to approximately US$869,988) annual gross gaming revenue for gaming tables and MOP300,000 (equivalent to approximately US$37,285) annual gross gaming revenue for gaming machines.

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

•

An administrative sanctions regime is established with fines ranging from MOP100,000 (equivalent to approximately US$12,428) and MOP5,000,000 (equivalent to approximately US$621,420) and, depending on the seriousness of the offense, damages, fault, benefits obtained, economic situation and previous conduct, a supplemental penalty of total or partial closure of gaming areas for periods ranging from one month to one year.

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

Gaming Activities Regulations

Macau Law no. 16/2022 regulates, among other things, the exercise of the gaming promotion activity. Such activity is subject to a gaming promoter license. Licenses are subject to annual renewal and a list of licensed gaming promoters is published in the DICJ’s website and is subject to regular updates. The issuance, renewal and cancelation of gaming promoter licenses are the responsibility of the Secretary for Economy and Finance, who also determines the maximum annual number of gaming promoters which each concessionaire may engage as published on the DICJ’s website.

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

Concessionaires are required to report periodically on commissions paid to their gaming promoters. A 5% tax must be withheld on commissions paid by a concessionaire to its gaming promoters. Under Law no. 16/2022 and in accordance with the Secretary for Economy and Finance Dispatch no. 90/2022, a commission cap of 1.25% of net rolling has been in effect. Any advantages or liberalities offered or provided, in Macau or abroad, directly or indirectly, to the gaming promoter by the concessionaire, a company in which the concessionaire holds participation, or others with which the concessionaire is in a group relationship, shall be considered and calculated as commission and be within such commission cap. The commission cap regulations impose fines, ranging from MOP2,000,000 (equivalent to approximately US$248,568) up to MOP5,000,000 (equivalent to approximately US$621,420) on concessionaires that do not comply with the cap and other fines, ranging from MOP600,000 (equivalent to approximately US$74,570) up to MOP1,500,000 (equivalent to approximately US$186,426) on concessionaires that do not comply with their reporting obligations regarding commission payments. If breached by the concessionaire, the legislation on commission caps has a sanction enabling the relevant government authority to determine the closure, in whole or in part, of the areas for games of chance, for a period of one month to one year, and/or to make public a government decision imposing a fine on a concessionaire, by publishing such decision on the DICJ website and in two Macau newspapers (in Chinese and Portuguese respectively). We believe the Gaming Operator has implemented the necessary internal control systems to ensure compliance with the commission cap and reporting obligations in accordance with applicable rules and regulations.

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

Gaming Credit Regulations

Macau Law no. 5/2004 has legalized the extension of gaming credit to patrons or gaming promoters by concessionaires. Gaming promoters may also extend credit to patrons upon obtaining an authorization by a concessionaire to carry out such activity. Assigning or transferring one’s authorization to extend gaming credit is not permitted. This statute sets forth filing obligations for those extending credit and the supervising role of the DICJ in this activity. Gaming debts contracted pursuant to this statute are a source of civil obligations and may be enforced in courts in Macau. This law is currently under review by the Macau government.

Illegal Gambling Crimes Regulations

The Macau government is currently considering the enactment of a new law to combat illegal gambling crimes. The proposed “Law to Combat Illegal Gaming Crimes” will replace the existing Illegal Gaming Law (Law no. 8/96/M). Among other things, the proposed new law clarifies that illegal gaming crimes include side betting activities, increases the penalties applicable to illegal gaming crimes (imprisonment of up to 8 years and fine of up to 360 days, i.e., MOP3,600,000), and prohibits the operation, promotion and organization of online gaming in Macau, even if the servers or IT equipment are located outside Macau. Furthermore, it proposes the introduction of several measures to enhance investigations, such as the ability of authorities to resort to undercover agents.

In addition to natural persons, legal entities are also subject to this proposed new law and, in the case of legal entities, are subject to a judicial dissolution penalty or daily fines ranging from MOP250 to MOP15,000 for a period of no less than 100 days to a maximum period of 1,200 days and representatives of legal entities may be jointly and severally responsible to pay such fines.

In addition to the penalties described above, other sanctions which may be imposed include prohibition from attending certain establishments or places, prohibition or suspension to exercise certain profession or activity, deportation or prohibition from entering the Macau SAR in case of non-residents, and prohibition to enter casinos.

The draft law continues to cover other crimes related to gaming, such as the crimes of illegal concession of credit for gaming, fraudulent gaming and falsification of gaming chips.

The proposed law is currently under review and approval by the Macau Legislative Assembly.

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

•

keep records of all electronic transactions for amounts equal to or exceeding MOP8,000 (equivalent to approximately US$994) in cases of occasional transactions and MOP120,000 (equivalent to approximately US$14,914) in cases of transactions that arose in the context of a continuous business relationship;

•	notify the Macau Finance Information Bureau if there is any sign of money laundering or financing of terrorism;

•	adopt as compliance function and appoint compliance officers; and

•	cooperate with the Macau government by providing all required information and documentation requested in relation to anti-money laundering activities.

Under Article 2 of Administrative Regulation no. 7/2006 (as amended pursuant to Administrative Regulation no. 17/2017) and the DICJ Instruction no. 1/2016 (as amended pursuant to DICJ Instruction no.1/2019), the Gaming Operator is required to track and report transactions and granting of credit that are of MOP500,000 (equivalent to approximately US$62,142) or above. Pursuant to the legal requirements above, if the customer provides all required information, after submitting the reports, the Gaming Operator may continue to deal with those customers that were reported to the DICJ and, in case of suspicious transactions, to the Macau Finance Information Bureau.

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

Law no. 16/2001, as amended in June 2022 pursuant to Law no. 7/2022, or the Macau Gaming Operations Law, also sets out responsible gaming obligations, including the obligation of the concessionaires to prepare a plan for the promotion of responsible gaming, as well as to adopt measures that allow the public, including tourists, to have sufficient information to assume a responsible, moderate and controlled posture towards gaming. These measures include providing players with information about responsible gaming behaviors, as well as about gaming dependency and addiction issues, including the information on responsible gaming; adequate measures to ensure the prohibition of entry into casinos of those to whom access is prohibited; information on the dissemination of the measure of interdiction of entry in casino upon request, as well as the means of submitting such request; creation of a specialized gaming group to provide adequate assistance and counseling services to those in need; and training and recycling actions on responsible gaming aimed at employees, as well as counseling services. Furthermore, the concessionaires must annually submit to the DICJ a report on the execution of the plan for the promotion of responsible gaming of such year, as well as a plan for the promotion of responsible gaming for the subsequent year.

Control of Cross-border Transportation of Cash Regulations

On June 12, 2017, Law no. 6/2017 with respect to the control of cross-border transportation of cash and other negotiable instruments to the bearer, was enacted. Such law came into effect on November 1, 2017. In accordance with such law, all individuals entering Macau with an amount in cash or negotiable instrument to the bearer equal to or higher than the amount determined by the order of the Chief Executive of Macau at MOP120,000 (equivalent to approximately US$14,914) will be required to declare such amount to the customs authorities. The customs authorities may also request an individual exiting Macau to declare if such individual is carrying an amount in cash or negotiable instruments to the bearer equal to or higher to such amount. Individuals that fail to duly complete the required declaration may be subject to a fine (ranging from 1% to 5% of the amount that exceeds the amount determined by the order of the Chief Executive of Macau for declaration purposes, such fine being at least MOP1,000 (equivalent to approximately US$124) and not exceeding MOP500,000 (equivalent to approximately US$62,142)). In the event the relevant customs authorities find that the cash or negotiable instrument to the bearer carried by an individual while entering or exiting Macau may be associated with or result from any criminal activity, such incident shall be notified to the relevant criminal authorities and the relevant amounts shall be seized pending investigation. See “Item 3. Key Information — D. Risk Factors — Risks relating to Conducting Business and Operating in Macau — Studio City Casino’s operations could be adversely affected by foreign exchange restrictions on the Renminbi.”

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

Personal Information Regulations

Processing of personal information by our subsidiaries in Macau is subject to compliance with the Personal Data Protection Act (Law no. 8/2005), in the case of Melco Resorts Macau, any instructions issued by DICJ from time to time. The Office for Personal Data Protection, or GPDP, is the regulatory authority in Macau specially in charge of supervising and enforcing the Personal Data Protection Act. Breaches are subject to civil liability, administrative and criminal sanctions.

The legal framework and the instructions issued by DICJ require that certain procedures must be adopted before collecting, processing and/or transferring personal information, including obtaining consent from the data subject and/or notifying or requesting authorization from the GPDP and/or DICJ, as applicable, prior to processing personal information.

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

Restrictions on Distribution of Profits Regulations

Our subsidiaries incorporated in Macau are required to set aside a minimum of 25% of the entity’s profit after tax to the legal reserve until the balance of the legal reserve reaches a level equivalent to 50% of the entity’s share capital in accordance with the provisions of the Macau Commercial Code. The legal reserve is not available for distribution to the shareholders of the subsidiaries. The appropriation of the legal reserve is recorded in the subsidiaries’ financial statements in the year in which it is approved by the shareholders of the relevant subsidiaries.

As of December 31, 2023, the balance of the legal reserve amounted to US$6,000.

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

All concessionaires must pay a special gaming tax of 35% of gross gaming revenues, defined as all gaming revenues derived from casino or gaming areas, plus an annual gaming premium of:

•	MOP30 million (equivalent to approximately US$3.7 million) per annum fixed premium;

•	MOP300,000 (equivalent to approximately US$37,285) per annum per VIP gaming table;

•	MOP150,000 (equivalent to approximately US$18,643) per annum per mass market gaming table; and

•	MOP1,000 (equivalent to approximately US$124) per annum per electric or mechanical gaming subject to a minimum annual payment of an amount required for the operation of 500 gaming tables and 1,000 electronic gaming machines.

A special premium may be due by the Gaming Operator in the event the average gross gaming revenue of the Gaming Operator’s gaming tables does not reach the annual minimum of MOP7,000,000 (equivalent to approximately US$869,988) and the average gross gaming revenue of the gaming machines does not reach the annual minimum of MOP300,000 (equivalent to approximately US$37,285). The amount of the special premium is equivalent to the difference between the amount of the special gaming tax paid by the Gaming Operator and the amount that would be paid under the annual minimum set average gross gaming revenue for gaming tables and gaming machines.

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

Gaming and Non-Gaming Investment Obligations. The Concession Contract requires the Gaming Operator to make a minimum investment in Macau of MOP11,823,700,000 (equivalent to approximately US$1.47 billion) The investment plan includes gaming and non-gaming related projects in the expansion of foreign market patrons, conventions and exhibitions, entertainment shows, sports events, art and culture, health and well-being, thematic entertainment, gastronomy, community and maritime tourism and others. Of the total investment amount referred to above, MOP10,008,000,000 (equivalent to approximately US$1.24 billion) will be applied to non-gaming related projects, with the balance applied to gaming related projects. The Gaming Operator has undertaken to carry out incremental additional non-gaming investment in the amount of approximately 20% of its initial non-gaming investment, or MOP2,003,000,000 (equivalent to approximately US$248.9 million), in the event Macau’s annual gross gaming revenue reaches MOP180,000,000,000 (equivalent to approximately US$22.37 billion) (“Incremental Investment Trigger”), which occurred in 2023.

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

Ownership and Capitalization. Set out below are the key terms in relation to ownership and capitalization under the Concession Contract:

•

the registered share capital and net asset value of the Gaming Operator cannot be less than MOP5,000,000,000 (equivalent to approximately US$621,419,999) and, to guarantee its performance of certain of its legal and contractual obligations, including labor obligations, the Gaming Operator must maintain a guarantee issued by a Macau SAR bank in favor of the Macau SAR in the amount of MOP1,000,000,000 (equivalent to approximately US$124,284,000) until 180 days after the earlier of the expiration or termination of the Concession;

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

Transfers of property and credit rights of the Gaming Operator exceeding MOP100,000,000 (equivalent to approximately US$12,428,400) and loan agreements or similar arrangements executed by the Gaming Operator as borrower or creditor equal to or exceeding that amount are each subject to approval by the Macau SAR government, except for those loan agreements related to credit granted for gaming purposes. The issue of debt securities by the Gaming Operator is also subject to approval by the Macau government and the Concession prohibits the Gaming Operator from being listed on a stock exchange. The Concession requires that prior notice be given to the Macau government of financial decisions relating to the internal movement of funds of the Gaming Operator exceeding 50% of its registered capital, financial decisions relating to salaries, remuneration or benefits of employees, among others, exceeding 10% of its registered capital and other financial decisions exceeding 10% of its registered capital.

The Concession Contract provides for the Gaming Operator’s right to use the casino premises and related land for the purpose of operating games of chance under the Concession Contract during the term of the Concession Contract. On the termination or expiry of the Concession Contract, the casino premises operated by the concessionaire and the gaming equipment would automatically revert or be transferred to the Macau SAR without compensation.

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

Macau

Our subsidiaries incorporated in Macau are subject to Macau complementary tax of up to 12% on profits earned in or derived from their activities conducted in Macau. The Gaming Operator applied for and was granted the benefit of a corporate tax holiday on Macau complementary tax (but not gaming tax) from 2017 through 2021 on profits generated from gaming operations, which was extended until December 31, 2022 by dispatch of the Chief Executive. The Gaming Operator was further granted such benefit from January 1, 2023 through December 31, 2027 pursuant to a Dispatch of Chief Executive dated January 29, 2024.

In January 2017, the Macau government granted an extension of the Macau complementary tax exemption for our subsidiary, Studio City Entertainment, until 2021, on profits generated from income received from the Gaming Operator, to the extent that such income results from gaming operations within Studio City Casino and has been subject to gaming tax. Studio City Entertainment applied for an extension of the Macau complementary tax exemption for 2022 and for the period from January 1, 2023 through December 31, 2027. These applications are subject to the discretionary approval of the Macau government. Dividend distributions by Studio City Entertainment continue to be subject to Macau complementary tax. We remain subject to Macau complementary tax on our non-gaming profits.

In September 2017, the Macau government granted Studio City Hotels the declaration of touristic utility purpose pursuant to which Studio City Hotels is entitled to a property tax holiday for a period of twelve years on the immovable property to which the touristic utility was granted, owned or operated by Studio City Hotels. Under such tax holiday, Studio City Hotels is allowed to double the maximum rates applicable to depreciation and reintegration for the purposes of assessment of the Macau complementary tax. In August 2021, the hotel license of Studio City Hotel was transferred from Studio City Hotels to Studio City Developments, the owner of the Studio City property. In July 2023, the Macau government granted the declaration of touristic utility purpose to Studio City Developments pursuant to which Studio City Developments is entitled to the property tax holiday and is allowed to double the maximum rates applicable to depreciation and reintegration for the purposes of assessment of the Macau complementary tax.

C. ORGANIZATIONAL STRUCTURE

We are a Cayman Islands holding company for Studio City. Our operations are conducted by our subsidiaries. Investors may never directly hold equity interests in our operating subsidiaries.

The following diagram illustrates our organizational structure, including the place of formation, ownership interest and affiliation of our significant subsidiaries, as of March 15, 2024:

MCO Cotai Investments Limited
(Cayman Islands)
(Note 1)
New Cotai, LLC
(USA)
(Notes 2 & 3)
Silver Point Capital, L.P.
(USA)
(Note 4)
Public
54.94%
23.39%
13.59%
8.08%
Studio City International Holdings Limited
(Cayman Islands)
100%
MSC Cotai Limited
(BVI)
100%
Studio City Holdings Limited
(BVI)
100%
Studio City Finance Limited
(BVI)
100%
Studio City Investments Limited
(BVI)
100%
Studio City Company Limited
(BVI)
50%
Studio City Holdings Two Limited
(BVI)
(Note 5)
50%
50%
Studio City Holdings Three Limited
(BVI)
(Note 5)
95.04%
Studio City Entertainment Limited
(Macau – Quotas)
(Note 6)
SCP Holdings Limited
(BVI)
(Note 5)
50%
50%
SCP One Limited
(BVI)
(Note 5)
SCP Two Limited
(BVI)
(Note 5)
34.99%
34.99%
30%
Studio City Developments Limited
(Macau – Quotas)
(Note 7)

Notes:

1.	Includes 747,288 Class A ordinary shares held by Melco International. See “Item 7. Major Shareholders and Related Party Transactions — A. Major Shareholders.”

2.	Reflects 124,596,560 Class A ordinary shares of SCI represented by ADSs as of January 30, 2024.

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

4.

Reflects 114,569,116 Class A ordinary shares of SCI represented by ADSs. Information regarding beneficial ownership is reported as of December 31, 2023 and is based on the information contained in the Schedule 13G/A filed by Silver Point Capital L.P. with the SEC on February 14, 2024.

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

Overview

We are a holding company and, through our subsidiaries, operate the non-gaming businesses of Studio City. Studio City Casino is operated by the Gaming Operator, one of the subsidiaries of Melco Resorts and a holder of a gaming concession. Our future operating results are subject to significant business, economic, regulatory and competitive uncertainties and risks, many of which are beyond our control. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Business.” For detailed information regarding our operations, see “Item 4. Information on the Company — B. Business Overview.”

A. OPERATING RESULTS

Operations

Our principal operating activities are the provision of services pursuant to a casino contract and the hospitality business in Macau. The Company monitors the operations and evaluates earnings by reviewing the assets and operations of Studio City as one operating segment. Accordingly, we do not present separate segment information. As of December 31, 2023, 2022 and 2021, we operated in one geographical area, Macau, where we generated our revenue and where our long-lived assets were located.

Our operations in 2023 benefited from the relaxation of travel restrictions and quarantine requirements as well as opening of our Phase 2 project. According to the DSEC, visitor arrivals to Macau increased by 395% on a year-over-year basis in 2023 as compared to 2022 while, according to the DICJ, gross gaming revenues in Macau rose by 334% on a year-over-year basis in 2023. However, visitor arrivals in 2023 were still 28% lower than in 2019, and gross gaming revenues in 2023 were still 37% lower than in 2019. As we derive all of our revenues from our business and operations in Macau, our business has been materially and is still adversely affected by the COVID-19 pandemic.

While quarantine-free travel within Greater China has resumed and pandemic measures in Macau have been lifted, negative impacts on the PRC economy are still being experienced. The pace of recovery from COVID-19 is highly uncertain and will depend on the impact of potentially higher unemployment rates, declines in income levels and loss of personal wealth resulting from COVID-19 outbreaks and there is no guarantee that travel and consumer sentiment will rebound quickly or at all.

The COVID-19 outbreak also caused severe disruptions to the businesses of our tenants and other business partners, which may increase the risk of them defaulting on their contractual obligations with us, which may adversely affect our business, financial condition and results of operations, including causing increases in our bad debts.

Given the uncertainty around the pace of recovery from COVID-19 and the extent of any future COVID-19 outbreaks and government responses to any such outbreaks, we cannot reasonably estimate the impact to our future results of operations, cash flows and financial condition. See “Item 3. Key Information. — D. Risk Factors — Risks Relating to Our Business — We continue to recover from the impact of, and disruptions caused by, COVID-19 on our operations, and the pace of recovery may continue to materially affect our business, prospects, financial condition and results of operations.”

Summary of Financial Results

For the year ended December 31, 2023, our total operating revenues were US$445.5 million, an increase of 3,758.1% from US$11.5 million of total operating revenues for the year ended December 31, 2022. Net loss attributable to Studio City International Holdings Limited for the year ended December 31, 2023 was US$133.5 million, as compared to a net loss attributable to Studio City International Holdings Limited of

US$326.5 million for the year ended December 31, 2022. The improvement was primarily attributable to the earlier than expected relaxation of COVID-19 related restrictions and the opening of our Phase 2 project in 2023.

	Year Ended December 31,
	2023	2022	2021
	(in thousands of US$)
Total operating revenues	$445,538	$11,548	$106,868
Total operating costs and expenses	(474,580)	(288,764)	(298,441)
Operating loss	(29,042)	(277,216)	(191,573)
Net loss attributable to Studio City International Holdings Limited	$(133,517)	$(326,451)	$(252,555)

Key Performance Indicators (KPIs)

We use the following KPIs to evaluate the operations of Studio City Casino, including table games and gaming machines:

•	Rolling chip volume: the amount of non-negotiable chips wagered and lost by the rolling chip market segment.

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

Year Ended December 31, 2023 Compared to Year Ended December 31, 2022

Revenues

Our total operating revenues were US$445.5 million in 2023, an increase of US$434.0 million, or 3,758.1%, from US$11.5 million of total operating revenues in 2022. The improvement was primarily attributable to the earlier than expected relaxation of COVID-19 related restrictions, the opening of the Phase 2 project and the launch of residency concerts in 2023 which led to an increase in revenue from casino contract and higher non-gaming revenues.

•

Revenue from casino contract. Revenue from casino contract is derived from the provision of facilities for the operations of Studio City Casino by the Gaming Operator and services related thereto pursuant to the Studio City Casino Agreement. Revenue from casino contract was US$155.5 million in 2023, compared with revenue from casino contract of negative US$56.7 million in 2022. The improvement was primarily attributable to the earlier than expected relaxation of COVID-19 related restrictions and the opening of the Phase 2 project in 2023.

Studio City Casino generated gross gaming revenues of US$912.4 million and US$171.2 million in 2023 and 2022, respectively, before the deduction by the Gaming Operator of gaming taxes and the costs incurred in connection with its on-going operation of Studio City Casino pursuant to the Studio City Casino Agreement.

Mass market table games revenue increased to US$783.6 million in 2023 from US$131.3 million in 2022, attributable to an increase in mass market table games drop, partially offset by a decrease in mass market table games hold percentage. Mass market table games drop increased to US$2.87 billion in 2023 from US$0.46 billion in 2022. Mass market table games hold percentage decreased to 27.3% in 2023 from 28.5% in 2022.

Gaming machine revenue increased to US$82.8 million in 2023 from US$18.6 million in 2022. This increase is attributable to an increase of gaming machine handle to US$2.48 billion in 2023 from US$0.66 billion in 2022, and an increase in gaming machine win rate to 3.3% in 2023 from 2.8% in 2022. Average net win per gaming machine per day was US$343 and US$75 in 2023 and 2022, respectively.

VIP rolling chip revenue increased to US$46.0 million in 2023 from US$21.4 million in 2022, attributable to an increase in VIP rolling chip volume, partially offset by a decrease in VIP rolling chip win rate. Studio City’s VIP rolling chip volume increased to US$2.79 billion in 2023 from US$0.84 billion in 2022. VIP rolling chip win rate decreased to 1.65% in 2023 from 2.56% in 2022.

In 2023 and 2022, total gaming taxes and costs incurred in connection with the on-going operation of Studio City Casino deducted from gross gaming revenues were US$756.9 million and US$227.9 million, respectively, which included (i) gaming taxes imposed on the gross gaming revenue of US$364.9 million and US$66.8 million, respectively; (ii) the complimentary services provided by us to Studio City Casino’s gaming patrons of US$113.9 million and US$22.9 million, respectively; (iii) shared administrative services and shuttle bus transportation services provided by us to Studio City Casino of US$36.4 million and US$17.9 million, respectively and (iv) remaining costs of US$241.7 million and US$120.3 million, respectively, primarily representing gaming-related staff costs and other gaming-related costs, including certain gaming concession related costs and costs related to table games operations at Studio City Casino.

•

Rooms. We generate room revenues from Studio City hotels consisting of the Celebrity Tower, the all-suite Star Tower, the Epic Tower and the W Macau. Our room revenues increased by US$93.8 million, or 523.7%, to US$111.7 million in 2023 from US$17.9 million in 2022. The increase was primarily attributable to an increased occupancy as a result of a year-over-year increase in inbound tourism in 2023 and the opening of two hotel towers in 2023. Studio City’s average daily rate, occupancy rate and REVPAR were US$153, 90% and US$137, respectively, in 2023, as compared to US$111, 28% and US$31, respectively, in 2022.

•

Food and beverage, entertainment, mall and retail and other. Our revenues generated from food and beverage, entertainment, mall and retail and other increased by US$109.4 million, or 385.1%, to US$137.8 million in 2023 from US$28.4 million in 2022, primarily attributable to the opening of an indoor waterpark in April 2023, the launch of residency concerts in the same month as well as an increase in business activities as a result of a year-over-year increase in inbound tourism in 2023.

•

Services fee. Our services fee revenues, which primarily consist of certain shared administrative services and shuttle bus transportation services to Studio City Casino, increased by US$18.6 million, or 84.9%, to US$40.5 million in 2023 from US$21.9 million in 2022.

Operating Costs and Expenses

Our total operating costs and expenses increased by US$185.8 million, or 64.3%, to US$474.6 million in 2023 from US$288.8 million in 2022.

•

Costs related to casino contract. Costs related to casino contract, which mainly represent (1) services fees for shared corporate services provided by the Master Service Providers pursuant to the Management and Shared Services Arrangements and (2) management payroll expenses, are relatively fixed in nature and amounted to US$28.8 million and US$29.9 million in 2023 and 2022, respectively.

•

Rooms. Room expenses, which represent the costs of operating the hotel facilities and respective payroll expenses, increased by US$17.2 million, or 154.3%, to US$28.3 million in 2023 from US$11.1 million in 2022. The increase was primarily attributable to the opening of two hotel towers in 2023 and in-line with the increase in room revenues.

•

Food and beverage, entertainment, mall and retail and other. Expenses related to food and beverage, entertainment, mall and retail and other, which primarily represent the costs of operating the respective non-gaming services at Studio City and respective payroll expenses, increased by US$82.0 million, or 256.6% to US$114.0 million in 2023 from US$32.0 million in 2022. The increase was primarily attributable to the contract performer costs for the residency concerts and the increase in operating costs arising from the increase in business activities.

•

General and administrative. General and administrative expenses were US$115.2 million and US$79.8 million in 2023 and 2022, respectively. Such expenses primarily consist of payroll expenses, utilities, marketing and advertising costs, repairs and maintenance, legal and professional fees, and fees paid to the Master Service Providers for shared corporate services provided to non-gaming departments. Expenses relating to services fee revenues are also included in the general and administrative expenses. The increase was primarily due to the opening of the Phase 2 project and the increase in business activities in 2023.

•

Pre-opening costs. Pre-opening costs were US$17.5 million in 2023 as compared to US$3.3 million in 2022. Such costs primarily represent personnel, marketing and other costs incurred prior to the opening of new or start-up operations. The higher pre-opening costs in 2023 were mainly related to the opening of the Phase 2 project.

•	Amortization of land use right. Amortization expenses for the land use right continued to be recognized on a straight-line basis at an annual rate of US$3.3 million in both 2023 and 2022.

•

Depreciation and amortization. Depreciation and amortization expenses increased by US$42.4 million, or 34.3%, to US$166.1 million in 2023 from US$123.7 million in 2022. The increase was primarily due to the opening of the Phase 2 project.

•

Property charges and other. Property charges and other expenses of US$1.4 million in 2023 were primarily attributable to payroll costs as a result of departmental restructuring, the litigation claims related to junket player deposits and asset write-offs. Property charges and other expenses of US$5.8 million in 2022 were primarily attributable to payroll costs as a result of departmental restructuring.

Operating Loss

As a result of the foregoing, we had an operating loss of US$29.0 million in 2023, compared to an operating loss of US$277.2 million in 2022.

Non-operating Expenses, Net

Net non-operating expenses consisted of interest income, interest expense, net of amounts capitalized, other financing costs, net foreign exchange gains, gain on extinguishment of debt and other non-operating (expenses) income, net. We incurred total net non-operating expenses of US$117.1 million in 2023, compared to US$83.7 million in 2022.

•

Interest expense, net of amounts capitalized. Interest expense were US$129.6 million (net of amounts capitalized of US$15.2 million) in 2023, compared to US$92.4 million (net of amounts capitalized of US$49.6 million) in 2022. The increase was primarily attributable to cessation of capitalization upon the completion of construction of the Phase 2 project.

•	Other financing costs. Other financing costs, which were associated with the 2028 Studio City Senior Secured Credit Facility, were US$0.4 million in both 2023 and 2022.

•

Gain on extinguishment of debt. Gain on extinguishment of debt was US$1.6 million in 2023 and was primarily associated with the 2025 Notes Tender Offer. No gain on extinguishment of debt was incurred in 2022.

Loss before Income Tax

As a result of the foregoing, we had a loss before income tax of US$146.2 million in 2023, compared to a loss before income tax of US$360.9 million in 2022.

Income Tax Benefit/Expense

Income tax benefit was US$0.1 million in 2023 and was primarily attributable to a deferred income tax benefit as compared to income tax expense of US$0.4 million in 2022 which was primarily attributable to a deferred income tax expense. The effective tax rates in 2023 and 2022 were 0.1% and (0.1)%, respectively. Our effective tax rates in 2023 and 2022 differ from the statutory Macau Complementary Tax rate of 12%, where the Company’s majority operations are located, primarily due to effects of expired tax losses, expenses for which no income tax benefit is receivable, different tax rates of subsidiaries operating in other jurisdictions, income for which no income tax expense is payable and changes in valuation allowances for the relevant years. Our management currently does not expect to realize significant income tax benefits associated with net operating loss carry-forwards and other deferred tax assets generated by our Macau operations. However, to the extent that the financial results of our Macau operations improve and it becomes more likely than not that the deferred tax assets are realizable, we will reduce the valuation allowance related to the net operating losses and other deferred tax assets.

Net Loss Attributable to Participation Interest

Our net loss attributable to participation interest was US$12.6 million in 2023, compared to a net loss attributable to participation interest of US$34.9 million in 2022.

Net Loss Attributable to Studio City International Holdings Limited

As a result of the foregoing, we had a net loss attributable to Studio City International Holdings Limited of US$133.5 million in 2023, compared to a net loss attributable to Studio City International Holdings Limited of US$326.5 million in 2022.

For a discussion of our results of operations for the year ended December 31, 2022 compared with the year ended December 31, 2021, see “Item 5. Operating and Financial Review and Prospects — A. Operating Results — Year Ended December 31, 2022 Compared to Year Ended December 31, 2021” of our annual report on Form 20-F for the fiscal year ended December 31, 2022, filed with the SEC on March 31, 2023.

Adjusted EBITDA

Our net income/loss before interest, taxes, depreciation, amortization, pre-opening costs, share-based compensation, property charges and other, other non-operating income and expenses, or Adjusted EBITDA, was US$159.2 million, negative US$140.8 million and negative US$56.5 million for the years ended December 31, 2023, 2022 and 2021, respectively. Adjusted EBITDA is presented exclusively as supplemental disclosures because management believes it is widely used to measure the performance, and as a basis for valuation, of gaming companies. Management uses Adjusted EBITDA to measure our operating performance and to compare our operating performance with those of our competitors.

The Company also presents Adjusted EBITDA because it is used by some investors as a way to measure a company’s ability to incur and service debt, make capital expenditures, and meet working capital requirements. Gaming companies have historically reported similar measures as supplements to financial measures in accordance with generally accepted accounting principles, in particular, U.S. GAAP or International Financial Reporting Standards. However, Adjusted EBITDA should not be considered as an alternative to operating income/loss as an indicator of the Company’s performance, as an alternative to cash flows from operating activities as a measure of liquidity, or as an alternative to any other measure determined in accordance with U.S. GAAP. Unlike net income/loss, Adjusted EBITDA does not include depreciation and amortization or interest expense and, therefore, does not reflect current or future capital expenditures or the cost of capital. The Company recognizes these limitations and uses Adjusted EBITDA as only one of several comparative tools, together with U.S. GAAP measurements, to assist in the evaluation of operating performance.

Such U.S. GAAP measurements include operating income/loss, net income/loss, cash flows from operations and cash flow data. The Company has significant uses of cash flows, including capital expenditures, interest payments, debt principal repayments, taxes and other recurring and nonrecurring charges, which are not reflected in Adjusted EBITDA. Also, the Company’s calculation of Adjusted EBITDA may be different from the calculation methods used by other companies and, therefore, comparability may be limited. The use of Adjusted EBITDA has material limitations as an analytical tool, as Adjusted EBITDA does not include all items that impact our net income/loss. Investors are encouraged to review the reconciliation of the historical non-GAAP financial measure to its most directly comparable GAAP financial measure.

Reconciliation of Net Loss Attributable to Studio City International Holdings Limited to Adjusted EBITDA

	Year Ended December 31,
	2023	2022	2021
	(in thousands of US$)
Net loss attributable to Studio City International Holdings Limited	$(133,517)	$(326,451)	$(252,555)
Net loss attributable to participation interest	(12,567)	(34,856)	(49,447)

Net loss	(146,084)	(361,307)	(302,002)
Income tax (benefit) expense	(81)	382	(457)
Interest and other non-operating expenses, net	117,123	83,709	110,886
Depreciation and amortization	169,397	126,956	127,634
Property charges and other	1,407	5,799	6,031
Share-based compensation	—	361	438
Pre-opening costs	17,451	3,263	984

Adjusted EBITDA	$159,213	$(140,837)	$(56,486)

Adjusted EBITDA margin (1)	35.7%	(1,219.6)%	(52.9)%

(1)	Adjusted EBITDA margin is calculated by dividing Adjusted EBITDA by total operating revenues.

The Adjusted EBITDA for Studio City in 2023 referred to in Melco Resorts’ 2023 annual report on Form 20-F was US$47.6 million more than the Adjusted EBITDA of Studio City contained in this report. The negative Adjusted EBITDA for Studio City in 2022 and 2021 referred to in Melco Resorts’ 2023 annual report on Form 20-F was US$35.7 million and US$36.0 million, respectively, less than the negative Adjusted EBITDA of Studio City contained in this report. The Adjusted EBITDA of Studio City contained in this report includes certain intercompany charges that are not included in the Adjusted EBITDA for Studio City contained in such Melco Resorts’ annual report. Such intercompany charges include, among other items, fees and shared service charges billed between the Company and its subsidiaries and certain subsidiaries of Melco Resorts. Additionally, Adjusted EBITDA of Studio City included in such Melco Resorts’ annual report does not reflect certain gaming concession related costs and certain intercompany costs related to the table games operations at Studio City Casino.

B. LIQUIDITY AND CAPITAL RESOURCES

We have relied on, and intend to continue to rely on, our cash generated from our operations and our debt and equity financings to meet our financing or refinancing needs.

As of December 31, 2023, we recorded US$228.0 million in cash and cash equivalents. Further, the HK$233.0 million (equivalent to US$29.8 million) revolving credit facility under the 2028 Studio City Senior Secured Credit Facility is available for future drawdown as of December 31, 2023, subject to certain conditions precedent.

As of December 31, 2023, restricted cash of US$0.1 million primarily represented the cash collateral in relation to the 2028 Studio City Senior Secured Credit Facility.

We have been able to meet our working capital needs, and we believe that our current available cash and cash equivalents, bank deposits, funds available for drawdown under the 2028 Studio City Senior Secured Credit Facility and any additional equity or debt financings will be adequate to satisfy our current and anticipated operating, debt and capital commitments, as described in “— Other Financing and Liquidity Matters” below. For any additional financing requirements, we cannot provide assurance that future borrowings will be available. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Business — We may not be able to obtain adequate financing on satisfactory terms for our existing business, or at all” for more information.

We have significant indebtedness and will continue to evaluate our capital structure and opportunities to enhance it in the normal course of our activities. We may from time to time seek to retire or purchase our outstanding debt through open market purchases, tender offers, privately-negotiated transactions or otherwise. Such purchases, if any, will depend on prevailing market conditions, our liquidity requirements, contractual restrictions and other factors. The amounts involved may be material.

Cash Flows

The following table sets forth a summary of our cash flows for the years presented.

	Year Ended December 31,
	2023	2022	2021
	(in thousands of US$)
Net cash used in operating activities	$(18,894)	$(178,775)	$(136,841)
Net cash used in investing activities	(161,540)	(453,395)	(407,235)
Net cash (used in) provided by financing activities	(100,902)	643,109	471,508
Effect of exchange rate on cash, cash equivalents and restricted cash	(147)	(705)	(3,372)

(Decrease) increase in cash, cash equivalents and restricted cash	(281,483)	10,234	(75,940)
Cash, cash equivalents and restricted cash at beginning of year	509,653	499,419	575,359

Cash, cash equivalents and restricted cash at end of year	$228,170	$509,653	$499,419

Operating Activities

Operating cash flows are generally affected by changes in operating income and certain operating assets and liabilities, including the receivables related to the revenue from casino contract and hotel operations, as well as the non-gaming business, including food and beverage, entertainment, mall, retail and other, which are conducted primarily on a cash basis.

We recorded net cash used in operating activities of US$18.9 million in 2023, as compared to net cash used in operating activities of US$178.8 million in 2022. The change was primarily attributable to improved performance of Studio City’s operations as described in the foregoing sections, partially offset by the increased working capital needed for operations.

We recorded net cash used in operating activities of US$178.8 million in 2022, as compared to net cash used in operating activities of US$136.8 million in 2021. The change was primarily attributable to softer performance of Studio City’s operations, partially offset by the decreased working capital needed for operations.

Investing Activities

Net cash used in investing activities was US$161.5 million in 2023, as compared to net cash used in investing activities of US$453.4 million in 2022. Net cash used in investing activities was US$407.2 million in 2021.

Net cash used in investing activities of US$161.5 million and US$453.4 million in 2023 and 2022, respectively, was primarily attributable to payments for acquisition of property and equipment of US$156.8 million and US$452.1 million, respectively.

Net cash used in investing activities of US$407.2 million in 2021 was primarily attributable to payments for acquisition of property and equipment of US$400.4 million, funds to an affiliated company of US$4.4 million and payments for acquisition of intangible assets of US$4.1 million, partially offset by proceeds from the sale of property and equipment and other long-term assets of US$1.7 million.

Our capital expenditures on an accrual basis amounted to US$68.9 million, US$427.7 million and US$503.7 million for the years ended December 31, 2023, 2022 and 2021, respectively, primarily for the construction, development and enhancement of Studio City. We will continue to make capital expenditures to grow our business and expect that cash generated from our operating and financing activities will meet our capital expenditure needs in the foreseeable future. See “— Other Financing and Liquidity Matters” below for more information.

Financing Activities

Net cash used in financing activities was US$100.9 million in 2023, as compared to net cash provided by financing activities of US$643.1 million in 2022. Net cash provided by financing activities was US$471.5 million in 2021.

Net cash used in financing activities of US$100.9 million in 2023 was mainly attributable to the settlement of the 2025 Notes Tender Offer.

Net cash provided by financing activities of US$643.1 million in 2022 was attributable to the proceeds from the issuance of the 2027 Notes in the aggregate principal amount of US$350.0 million and net proceeds from issuance of shares of US$299.2 million, partially offset by payments of deferred financing costs of US$6.1 million.

Net cash provided by financing activities of US$471.5 million in 2021 was primarily attributable to the proceeds from the issuance of the First 2029 Notes in an aggregate principal amount of US$750.0 million and the issuance of the Additional 2029 Notes of US$355.3 million, partially offset by the payment of the 2024 Notes Tender Offer of US$347.1 million in aggregate principal amount and the redemption of the remaining 2024 Notes of US$252.9 million in aggregate principal amount outstanding, as well as payments of deferred financing costs of US$33.3 million.

Indebtedness

We enter into loan facilities and issue notes through our subsidiaries. The following table sets forth our gross indebtedness as of December 31, 2023:

	Issuer	As of December 31, 2023
		(in thousands of US$)
2028 Studio City Senior Secured Credit Facility	Studio City Company	$128
2025 Notes	Studio City Finance	397,000
2027 Notes	Studio City Company	350,000
2028 Notes	Studio City Finance	500,000
2029 Notes	Studio City Finance	1,100,000

Total		$2,347,128

Major changes in our indebtedness during the year ended and subsequent to December 31, 2023 are summarized below.

On November 9, 2023, Studio City Finance initiated the 2025 Notes Tender Offer. The tender offer expired on December 8, 2023. An aggregate principal amount of US$317.5 million of the 2025 Notes was tendered on November 22, 2023, the early tender date. On November 24, 2023, Studio City Finance announced that it would amend the 2025 Notes Tender Offer to increase the aggregate principal amount of the 2025 Notes from US$75.0 million to US$100.0 million. Studio City Finance accepted for purchase the 2025 Notes that were validly tendered (and not validly withdrawn) pursuant to the tender offer for a combined aggregate principal amount equal to US$100.0 million. Settlement of such purchase took place on November 28, 2023.

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

Other Financing and Liquidity Matters

We may obtain financing in the form of, among other things, equity or debt, including additional bank loans or high yield, mezzanine or other debt, or rely on our operating cash flow to fund the development of our projects. We are a growing company with significant financial needs. We expect to incur capital expenditures in the future as we continue to expand our existing operations.

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

In March 2022, Studio City International Holdings Limited completed a US$300 million private placement of shares, or the 2022 Private Placements. The net proceeds from this private placement was US$299.2 million.

Any other future developments may be subject to further financing and a number of other factors, many of which are beyond our control.

Our material cash requirements arise from the payment of interest expenses and repayment of principal relating to our indebtedness and, prior to the completion of construction, the development of the remaining land at Studio City.

Cash from financings and operations is primarily retained by our operating subsidiaries for the purposes of funding our operating activities and capital expenditures. Cash within our group is primarily transferred between our subsidiaries through intercompany loan arrangements. Financing raised by Studio City International Holdings Limited has been transferred to our financing and operating subsidiaries through the use of equity capital contributions or intercompany loan arrangements. In 2023, excluding cash transferred for the purpose of the settlement of intragroup charges, no cash has been transferred to our holding company, Studio City International Holdings Limited, from its subsidiaries. See also “Item 4. Information on the Company — B. Business Overview — Taxation” and “Item 8. Financial Information — A. Consolidated Statements and Other Financial Information — Dividend Policy.” There are no regulatory or foreign exchange restrictions or limitations on our ability to transfer cash within our corporate group or to declare dividends to holders of our ADSs, except that our subsidiaries incorporated in Macau are required to set aside a specified amount of the entity’s profit after tax as a legal reserve which is not distributable to the shareholders of such subsidiaries. See “Item 4. Information on the Company — B. Business Overview — Regulations — Restrictions on Distribution of Profits Regulations” and “Item 10. Additional Information — D. Exchange Controls.”

As of December 31, 2023, we had capital commitments for the construction and acquisition of property and equipment totaling US$14.7 million. In addition, we have contingent liabilities arising in the ordinary course of business.

Our total long-term indebtedness and other contractual obligations as of December 31, 2023 are summarized below.

	Payments Due by Period
	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
	(in millions of US$)
Long-term debt obligations(1):
2028 Studio City Senior Secured Credit Facility	$—	$—	$0.1	$—	$0.1
2025 Notes	—	397.0	—	—	397.0
2027 Notes	—	—	350.0	—	350.0
2028 Notes	—	—	500.0	—	500.0
2029 Notes	—	—	—	1,100.0	1,100.0
Fixed interest payments	135.8	236.8	146.8	2.1	521.5
Operating leases(2)	1.1	2.3	2.3	30.2	35.9
Construction costs and property and equipment retention payables	21.7	—	—	—	21.7
Other contractual commitments:
Construction costs and property and equipment acquisition commitments	14.3	0.4	—	—	14.7

Total contractual obligations	$172.9	$636.5	$999.2	$1,132.3	$2,940.9

(1)	See note 10 to the consolidated financial statements included elsewhere in this annual report for further details on these debt facilities.

(2)	See note 11 to the consolidated financial statements included elsewhere in this annual report for further details on these lease liabilities.

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

Studio City Company has a corporate rating of “B+” with a positive outlook by Standard & Poor’s. Studio City Finance currently has a corporate rating of “B1” by Moody’s Investors Service with a stable outlook. For future borrowings, any decrease in our corporate rating could result in an increase in borrowing costs.

Restrictions on Distributions

The Company is a holding company with no operations of its own. We conduct our operations through our subsidiaries. As a result, our ability to pay dividends depends upon dividends paid by our subsidiaries. Our subsidiaries have incurred debt on their own behalf and any of our newly formed subsidiaries may incur debt on their own behalf in the future and the instruments governing their debt have and may restrict their ability to pay dividends to us. For discussion on the ability of our subsidiaries to transfer funds to our Company in the form of cash dividends, loans or advances and the impact such restrictions have on our ability to meet our cash obligations, see “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Business — Certain covenants under our agreements governing our existing indebtedness restrict our ability to engage in certain transactions and may impair our ability to respond to changing business and economic conditions,” “Item 8. Financial Information — A. Consolidated Statements and Other Financial Information — Dividend Policy” and note 17 to the consolidated financial statements included elsewhere in this annual report.

In addition, our subsidiaries incorporated in Macau are required to set aside a minimum of 25% of the entity’s profit after tax to the legal reserve until the balance of the legal reserve reaches a level equivalent to 50% of the entity’s share capital in accordance with the provisions of the Macau Commercial Code. The legal reserve is not available for distribution to the shareholders of the subsidiaries.

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

D. TREND INFORMATION

The following trends and uncertainties may affect our operations and financial conditions:

•

The recovery from the disruptions caused by COVID-19 outbreaks, including the impact of potentially higher unemployment rates, declines in income levels, and loss of personal wealth resulting from COVID-19 outbreaks affecting discretionary spending and travel. The pace of recovery of our business from COVID-19 could vary materially from our current expectations and could materially affect our business, prospects, financial condition and results of operations;

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

•

Enactment of new laws, or amendments to existing laws with more stringent requirements, in relation to personal information, including, among others, collection, use and/or transmission of personal information, and as to which there may be limited precedence on their interpretation and application, may increase operating costs and/or adversely impact our ability to market to our customers and guests. In addition, any non-compliance with such laws may result in damage or reputation and/or subject us to lawsuits, fines and other penalties as well as restrictions on our use or transfer of data;

•

Increases in cybersecurity and ransomware attacks around the world, including in the gaming and hospitality industries and the need to continually evaluate, enhance and improve our internal process, systems and technology infrastructure to comply with the increasing cybersecurity, data privacy and data protection laws, regulations and requirements; and

•	Gaming promoters in Macau have experienced significantly increased regulatory scrutiny that has resulted in the cessation of business of many gaming promoters.

See also “Item 3. Key Information — D. Risk Factors,” “Item 4. Information on the Company — B. Business Overview — Market and Competition” and other information elsewhere in this annual report for recent trends affecting our revenues and costs since the previous financial year and a discussion of any trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on our net revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause the reported financial information not necessarily to be indicative of future operating results or financial condition.

E. CRITICAL ACCOUNTING ESTIMATES

Management’s discussion and analysis of our results of operations and liquidity and capital resources are based on our consolidated financial statements. We prepare our consolidated financial statements in conformity with U.S. GAAP, which requires us to make estimates and assumptions that affect our reporting of, among other things, assets and liabilities, contingent assets and liabilities and revenues and expenses. Certain of our accounting policies require that management applies significant judgment in defining the appropriate assumptions integral to financial estimates. On an ongoing basis, we regularly evaluate these estimates and assumptions based on the most recently available information, our own historical experiences, terms of existing contracts, industry trends and other factors that we believe to be relevant, reasonable and appropriate under the circumstances. Since our financial reporting process inherently relies on the use of estimates and assumptions, our actual results could differ from what we expect. This is especially true with some accounting policies that require higher degrees of judgment than others in their application. We consider the policies discussed below to be critical to an understanding of our consolidated financial statements because they involve the greatest reliance on our management’s judgment.

Allocations and Costs Recognized with the Studio City Casino Agreement and the Management and Shared Services Arrangements

Under the Studio City Casino Agreement, the Gaming Operator deducts gaming taxes and the costs incurred in connection with its operation from Studio City Casino’s gross gaming revenue. We receive the residual gross gaming revenues and recognize these amounts as our revenue from casino contract.

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

We also review our long-lived assets with finite lives to be held and used for impairment whenever indicators of impairment exist. If an indicator of impairment exists, we then compare the estimated future cash flows of the asset, on an undiscounted basis, to the carrying value of the asset. Estimating future cash flows of the assets involves significant assumptions, including future revenue growth rates, future market conditions and gross margin. The undiscounted cash flows of such assets are measured by first grouping our long-lived assets into asset groups and, secondly, estimating the undiscounted future cash flows that are directly associated with and expected to arise from the use of and eventual disposition of such asset group. We define an asset group as the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities and estimate the undiscounted cash flows over the remaining useful life of the primary asset within the asset group. If the undiscounted cash flows exceed the carrying value, no impairment is indicated. If the undiscounted cash flows do not exceed the carrying value, we then record an impairment charge based on the fair value of the asset group, typically measured using a discounted cash flow model involving significant assumptions, such as discount rates. If an asset is still under development, future cash flows include remaining construction costs. We record all recognized impairment losses, whether for assets to be disposed of or assets to be held and used as operating expenses.

No impairment of long-lived assets were recognized during the years ended December 31, 2023 and 2022. During the year ended December 31, 2021, an impairment of long-lived assets of US$1.5 million for property and equipment, mainly due to reconfigurations and renovations at Studio City, was recognized.

Revenue Recognition

Our revenues from contracts with customers consist of revenue from casino contract, sales of rooms, food and beverage, entertainment, retail and other goods and services.

Revenue from casino contract represents revenue arising from the Studio City Casino Agreement for the operations of Studio City Casino by Melco Resorts Macau. Under the Studio City Casino Agreement, Melco Resorts Macau deducts gaming taxes and the costs incurred in connection with its operations from Studio City Casino’s gross gaming revenues, including the standalone selling prices of complimentary services within Studio City provided to the Studio City gaming patrons of Studio City Casino. The residual amount which we receive as revenue is captioned as revenue from casino contract. We have concluded that we are not the controlling entity to the arrangements and recognize the revenue from casino contract on a net basis.

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

The Company follows the accounting standards for reporting revenue gross as a principal versus net as an agent, when accounting for the operations of one of its externally managed hotels and concluded that it is the controlling entity and is the principal to this arrangement. For the operations of this externally managed hotel, as the Company is the owner of the hotel property, the hotel manager operates the hotel under a management agreement providing management services to the Company, and the Company receives all rewards and takes substantial risks associated with the hotel’s business, it is the principal and the transactions are, therefore, recognized on a gross basis.

Minimum operating and right to use fees representing lease revenues, adjusted for contractual base fees and operating fees escalations, are included in mall revenues and are recognized over the terms of the related agreements on a straight-line basis.

Income Tax

Deferred income taxes are recognized for all significant temporary differences between the tax basis of assets and liabilities and their reported amounts in the consolidated financial statements. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities. As of December 31, 2023 and 2022, we recorded valuation allowances of US$80.7 million and US$91.1 million, respectively, as management believes that it is more likely than not that these deferred tax assets will not be realized. Our assessment considers, among other matters, the nature, frequency and severity of current and cumulative losses, forecasts of future profitability, and the duration of statutory carry-forward periods. To the extent that the financial results of our operations improve and it becomes more likely than not that the deferred tax assets are realizable, the valuation allowances will be reduced.

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

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. DIRECTORS AND SENIOR MANAGEMENT

Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of the date of this annual report on Form 20-F.

Directors and Executive Officers	Age	Position/Title
Lawrence Yau Lung Ho	47	Director
Evan Andrew Winkler	49	Director
Clarence Yuk Man Chung	61	Director
Geoffrey Stuart Davis	55	Director and Chief Financial Officer
Stephanie Cheung	61	Director
Akiko Takahashi	70	Director
David Anthony Reganato	44	Director
Dale Robert Black	60	Director
Dominique Mielle	55	Independent Director
Kevin F. Sullivan	71	Independent Director
Nigel Alan Dean	70	Independent Director
Kevin Richard Benning	41	Property General Manager

Directors

Mr. Lawrence Yau Lung Ho has been a member of our board of directors since July 2011. Mr. Ho was also appointed as the executive director of Melco Resorts on December 20, 2004 and served as its co-chairman and chief executive officer between December 2004 and April 2016 before being re-designated as chairman and chief executive officer in May 2016. Mr. Ho became the managing director of Melco International in 2011 and has been its chairman and chief executive officer since March 2006. Mr. Ho has also been appointed as the chairman and director of Maple Peak Investments Inc., a company listed on the TSX Venture Exchange in Canada, since July 2016, and also serves on numerous boards and committees of privately-held companies in Hong Kong, Macau and mainland China.

As a member of the National Committee of the Chinese People’s Political Consultative Conference, Mr. Ho serves on the board or participates as a committee member in various organizations in Hong Kong, Macau and mainland China. He is a vice chairman of the All-China Federation of Industry and Commerce; a member of the Macau Basic Law Promotion Association; a member of the Board of Governors of The Canadian Chamber of Commerce in Hong Kong; a member of the Asia International Leadership Council; honorary advisor of Global Tourism Economy Research Centre; permanent honorary committee member of The Chinese General Chamber of Commerce of Hong Kong; honorary patron of The Canadian Chamber of Commerce in Macao; honorary president of the Macau Research Association for Macau Gaming Law; honorary president of the Association of Property Agents and Real Estate Developers of Macau and a director executive of the Macao Chinese General Chamber of Commerce.

In 2017, Mr. Ho was awarded the Medal of Merit—Tourism by the Macau SAR government for his significant contributions to tourism in the territory.

In recognition of Mr. Ho’s excellent directorship and entrepreneurial spirit, he was granted the Business Awards of Macau’s “Leadership Gold Award” in 2015 and honored with “Outstanding Individual Award” at the Industry Community Awards in 2020. Mr. Ho has been honored as one of the recipients of the “Asian Corporate Director Recognition Awards” by Corporate Governance Asia magazine for nine years since 2012, and was awarded “Asia’s Best CEO” at the Asian Excellence Awards for the 12th year in 2023.

Mr. Ho graduated with a Bachelor of Arts degree in commerce from the University of Toronto, Canada, in June 1999 and was awarded the Honorary Doctor of Business Administration degree by Edinburgh Napier University, Scotland, in July 2009 for his contribution to business, education and the community in Hong Kong, Macau and China.

Mr. Evan Andrew Winkler has been a member of our board of directors since August 2016. Mr. Winkler was also appointed as a director of Melco Resorts on August 3, 2016 and the president of Melco Resorts on September 4, 2019. Mr. Winkler joined Melco International as the managing director in August 2016 and assumed the role of president and managing director of Melco International since May 2018, and a director of various subsidiaries of Melco International. Before joining Melco International, Mr. Winkler served as a managing director at Moelis & Company, a global investment bank. Prior to that, he was a managing director and co-head of technology, media and telecommunications M&A at UBS Investment Bank. Mr. Winkler has extensive experience in providing senior level advisory services on mergers and acquisitions and other corporate finance initiatives, having spent nearly two decades working on Wall Street. He holds a bachelor’s degree in Economics from the University of Chicago.

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

Ms. Stephanie Cheung has been a member of our board of directors since October 2018. Ms. Cheung was the executive vice president and chief legal officer of Melco Resorts from December 2008 to December 2023. Prior to that, she held the title of general counsel of Melco Resorts from November 2006, when she joined Melco Resorts. She also acted as the secretary to the board of Melco Resorts from November 2006 to December 2023. Prior to joining Melco Resorts, Ms. Cheung practiced law with various international law firms in Hong Kong, Singapore and Toronto. Ms. Cheung graduated with a bachelor of laws degree from Osgoode Hall Law School and a master’s degree in business administration from York University. Ms. Cheung is admitted as a solicitor in Ontario, Canada, England and Wales and Hong Kong and is a member of the Hong Kong Institute of Directors.

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

Mr. Kevin F. Sullivan has been a member of our board of directors since October 2018. From 2013 to 2021, Mr. Sullivan was a Managing Director at MidOcean Credit Partners, a private investment firm that specializes in U.S. hedge fund investments. Prior to joining MidOcean Credit Partners, Mr. Sullivan was a Managing Director at Deutsche Bank, and a predecessor bank, Bankers Trust, from 1980 until November 2012. Mr. Sullivan held positions of increasing responsibility over his 32 years at Deutsche Bank and Bankers Trust, including Group Head of the loan sales, trading and capital markets division, Asia Head of the leveraged finance division, Group Head of the Asset Based Lending division, Member of the Capital Commitments Committee and Member of the Equity Investment Committee. Prior to that, he worked at Price Waterhouse & Co. as part of its New York senior audit staff from 1975 to 1979. Mr. Sullivan is also an independent director of Griffon Corporation and has served on its board, audit and head of finance committees since January 2013. Mr. Sullivan graduated with an M.B.A. in Finance from St. John’s University and a B.S. degree in Accounting from Fordham University.

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

B. COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

In 2023, we paid an aggregate of US$1.0 million in cash and benefits to our directors and executive officers. We have not set aside or accrued any material amount to provide pension, retirement or other similar benefits to our directors and executive officers. None of the service agreements between us and our directors provide benefits upon termination of services.

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

•

legal and regulatory issues relating to the financial statements of our Company, including oversight of the independent auditors, review of the financial statements and related material, internal audit process and the procedure for receiving complaints regarding accounting, internal accounting controls, auditing or other related matters;

•	the disclosure, in accordance with our relevant policies, of any material information regarding the quality or integrity of our financial statements;

•	the integrity and effectiveness of our internal audit function; and

•	the Company’s risk management policies, procedures and practices.

•	The other duties of the audit and risk committee include:

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

•

assessing senior management’s policies and procedures to identify, accept, mitigate, allocate or otherwise manage various types of risks that may materially impact the Company’s business, strategy, operation, financials and reputation, including without limitation, legal, compliance and operational risks and other evolving risks such as cybersecurity threats, and making recommendations with respect to our risk management process for the board’s approval;

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

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of Dominique Mielle, Kevin F. Sullivan, Dale Robert Black and Nigel Alan Dean, and is chaired by Ms. Mielle. Each of Dominique Mielle, Kevin F. Sullivan and Nigel Alan Dean satisfies the “independence” requirements of Section 303A of the New York Stock Exchange Listed Company Manual. The nominating and corporate governance committee will be responsible for, among other things, assisting our board in discharging its responsibilities regarding:

•	the identification of qualified candidates to become members and chairs of the board committees and to fill any such vacancies, and reviewing the appropriateness of the continued service of directors;

•	ensuring that our board meets the criteria for independence under the New York Stock Exchange corporate governance rules and nominating directors who meet such independence criteria;

•	oversight of our compliance with legal and regulatory requirements, in particular the legal and regulatory requirements of Macau, the Cayman Islands, the SEC and the New York Stock Exchange;

•	the development and recommendation to our board of a set of corporate governance principles applicable to our Company; and

•	the disclosure, in accordance with our relevant policies, of any material information (other than that regarding the quality or integrity of our financial statements).

•	The other duties of the nominating and corporate governance committee include:

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

D. EMPLOYEES

Staff

There were 5,286, 3,571 and 3,794 dedicated staff members as of December 31, 2023, 2022 and 2021, respectively, performing services solely at Studio City. The Gaming Operator is responsible for the hiring, managing and training of the gaming staff and deducts such costs relating to such gaming staff from Studio City Casino’s gross gaming revenue in accordance with the Studio City Casino Agreement. See “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions — Studio City Casino Agreement.” Under the Management and Shared Services Arrangements, the Master Service Providers, recruit, place, allocate, train, manage and supervise the staff who are solely dedicated to our property to perform corporate and administrative functions and carry out other non-gaming activities, and the relevant personnel costs are charged back to us. In addition, we receive certain centralized corporate and management services from the senior management and other shared service staff of the Master Service Providers who devote a portion of their time under the arrangements. See “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions — Management and Shared Services Arrangements.” The property general manager is employed by us. Our property general manager has oversight over all non-gaming staff members solely dedicated to Studio City and exercises input over their performance, which enables us to effectively evaluate their performance and manage talent. Our chief financial officer has oversight over our expenses (including shared service related items), receipts and disbursements, record-keeping and financial reporting to management and facilitates in the financial budgeting process. The following table indicates the distribution of these staff by function pursuant to the Management and Shared Services Arrangements as of December 31, 2023:

Function	Number of Staff
Management, Administrative and Finance	20
Gaming	1,634
Hotel	1,061
Food and Beverage	949
Property Operations	247
Entertainment	304
Marketing	201
W Macau	560
Others	310

Total	5,286

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

E. SHARE OWNERSHIP

Share Ownership of Directors and Members of Senior Management

The following table sets forth the beneficial interest of each director and executive officer in our ordinary shares as of March 15, 2024.

	Number of Class A ordinary shares	Number of Class B ordinary shares	Approximate percentage of voting power (1)
Directors and Executive Officers:
Lawrence Yau Lung Ho (2)	463,095,592	—	54.94%
Evan Andrew Winkler	—	—	—
Clarence Yuk Man Chung	*	—	*
Geoffrey Stuart Davis	—	—	—
Stephanie Cheung	—	—	—
Akiko Takahashi	—	—	—
David Anthony Reganato	—	—	—
Dale Robert Black	—	—	—
Dominique Mielle	—	—	—
Kevin F. Sullivan	*	—	*
Nigel Alan Dean	—	—	—
Kevin Richard Benning	—	—	—
Directors and executive officers as a group	463,150,896	—	54.95%

*	Represents less than 1% of our total outstanding shares.

(1)

Percentage of voting power represents percentage of voting interest of our Class A ordinary shares and Class B ordinary shares voting together as a single class. Class B ordinary share have no economic rights. Percentage of voting power of each director and executive officer is calculated by dividing the number of Class A ordinary shares and Class B ordinary shares beneficially owned by such person or group, including shares that such person or group has the right to acquire within 60 days after March 15, 2024, by the sum of (i) 842,864,460 which is the total number of Class A ordinary shares and Class B ordinary shares outstanding as of March 15, 2024, and (ii) the number of Class A ordinary shares and Class B ordinary shares that such person or group has the right to acquire beneficial ownership within 60 days of March 15, 2024.

(2)

Represents 401,028,304 Class A ordinary shares and 15,330,000 ADSs (representing 61,320,000 Class A ordinary shares) held by MCO Cotai and 747,288 Class A ordinary shares held by Melco International, among which include 118 ADSs (representing 472 Class A ordinary shares) held by an agent on its behalf. Mr. Lawrence Ho is taken to have interest in these shares as a result of his interest in approximately 59.01% of the total issued shares of Melco International, including his personal interest, interests of the companies which are owned or controlled by persons and/or trusts associated with him, interest of his spouse and interest of a trust in which he is one of the beneficiaries and is taken to have interest under the Securities and Futures Ordinance (Chapter 571, the Laws of Hong Kong). See “Item 7. Major Shareholders and Related Party Transactions — A. Major Shareholders.”

None of our directors or executive officers who are shareholders have different voting rights from other shareholders of our Company.

F. DISCLOSURE OF A REGISTRANT’S ACTION TO RECOVER ERRONEOUSLY AWARDED COMPENSATION

Not applicable.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. MAJOR SHAREHOLDERS

The following table sets forth the beneficial ownership of our ordinary shares as of March 15, 2024 by all persons who are known to us to be the beneficial owners of 5% or more of our share capital.

Name	Number of Class A ordinary shares beneficially owned	Number of Class B ordinary shares beneficially owned	Percentage Voting Power (1)
Melco International (2)	463,095,592	—	54.94%
New Cotai, LLC(3)	124,596,560	72,511,760	23.39%
The Silver Point Funds(4)	114,569,116	—	13.59%

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

(3)

Represents 72,511,760 Class B ordinary shares, constituting 100.0% of the outstanding Class B ordinary shares and, as of January 30, 2024, 31,149,140 ADS (representing 124,596,560 Class A ordinary shares), constituting 16.2% of the outstanding Class A ordinary shares, directly held by New Cotai, LLC. Subject to the terms of the exchange arrangements described in “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions — Pre-IPO Organizational Transactions,” New Cotai, subject to certain conditions, may exchange its Participation Interest for Class A ordinary shares. In connection with such exchange, the corresponding number of Class B ordinary shares will be canceled for no consideration. See “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions — Pre-IPO Organizational Transactions — Participation Agreement.” The number of Class A ordinary shares do not reflect the 72,511,760 of Class A ordinary shares issuable upon exchange by New Cotai of its Participation Interest. The business address of New Cotai is 2700 Patriot Boulevard, Suite 250, Glenview, Illinois 60026.

(4)

Represents 28,642,279 ADSs (representing 114,569,116 Class A ordinary shares), constituting 14.9% of the outstanding Class A ordinary shares, held by Silver Point Capital Fund, L.P., Silver Point Capital Offshore Master Fund, L.P., Silver Point Distressed Opportunities Fund, L.P., Silver Point Distressed Opportunities Offshore Master Fund, L.P., Silver Point Distressed Opportunity Institutional Partners Master Fund (Offshore), L.P. and Silver Point Distressed Opportunity Institutional Partners, L.P., or the Silver Point Funds, as of December 31, 2023. Silver Point Capital, L.P. or its wholly owned subsidiaries are the investment manager of the Silver Point Funds and Silver Point Capital Management, LLC is the general partner of Silver Point Capital Fund, L.P. The address of the principal business office of Silver Point Capital, L.P. is Two Greenwich Plaza, Greenwich, Connecticut 06830. Information regarding beneficial ownership is based on the information contained in the Schedule 13G/A filed by Silver Point Capital L.P. with the SEC on February 14, 2024.

Other than as provided in the table above, reports filed with or furnished to the SEC, public disclosure, including without limitation Schedule 13 filings, and this annual report, we are not aware of any significant change in the percentage ownership held by any major shareholder since January 1, 2021.

As of December 31, 2023, a total of 842,864,460 Class A ordinary shares and Class B ordinary shares were outstanding, of which 368,577,580 Class A ordinary shares were registered in the name of a nominee of Deutsche Bank Trust Company Americas, the depositary under the deposit agreement. Other than as described in this annual report, we have no further information as to shares held, or beneficially owned, by U.S. persons. Since the completion of our initial public offering in October 2018, all ordinary shares underlying the ADSs have been held in Hong Kong by the custodian, Deutsche Bank AG, Hong Kong Branch, on behalf of the depositary.

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

See “Item 4. Information on the Company — C. Organizational Structure” for our current corporate structure.

B. RELATED PARTY TRANSACTIONS

For a discussion of significant related party transactions we entered into during the years ended December 31, 2023, 2022 and 2021, see note 19 to the consolidated financial statements included elsewhere in this annual report.

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

Employment Agreements

See “Item 6. Directors, Senior Management and Employees — C. Board Practices — Employment Agreements.”

Transaction with the Gaming Operator under Studio City Casino Agreement

Under the Studio City Casino Agreement, the Gaming Operator is responsible for the operation of Studio City Casino and deducts gaming taxes and the costs incurred in connection with its operation of Studio City Casino from the gross gaming revenues. We receive the residual gross gaming revenues and recognize these amounts as revenue from casino contract. See “— Studio City Casino Agreement” for details of the terms of the Studio City Casino Agreement.

In 2023, 2022 and 2021, revenue from casino contract were US$155.5 million, negative US$56.7 million and negative US$1.5 million, respectively. Revenue from casino contract is net of gaming taxes and the costs incurred in connection with the on-going operation of Studio City Casino which are deducted by the Gaming Operator. Total gaming taxes and the costs incurred in connection with the on-going operation of Studio City Casino deducted from gross gaming revenues were US$756.9 million, US$227.9 million and US$382.3 million in 2023, 2022 and 2021, respectively.

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

Legal and Administrative Proceedings

From time to time, we may become subject to legal and administrative proceedings, investigations and claims incidental to, or arising out of, the ordinary course of our business, including but not limited to, the construction, renovation, licensing or operation of non-gaming premises which may, from time to time, involve closure or suspension of operations or construction works while administrative proceedings are pending. We are not currently a party to, nor are we aware of, any material legal or administrative proceeding, investigation or claim which, in the opinion of our management, individually or in the aggregate, may have, or have had in the recent past, significant effects on our business, financial condition or results of operations. We may also from time to time initiate legal proceedings to protect our rights and interests.

Dividend Policy

We have not previously declared or paid cash dividends and do not have any plan to declare or pay any dividends in the foreseeable future. We currently intend to retain most, if not all, of our available funds and any future earnings to repay or refinance our debt, fund our ongoing operations and fund the development and growth of our business.

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

In addition, the respective agreements governing our existing indebtedness including the agreement for the 2028 Studio City Senior Secured Credit Facility, the 2025 Notes, the 2027 Notes, the 2028 Notes and the 2029 Notes contain certain covenants that, subject to certain exceptions and conditions, restrict the payment of dividends by some of our subsidiaries. See “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources — Restrictions on Distributions.”

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

Passive Foreign Investment Company

Based on the value of our assets and the composition of our income and assets, we do not believe we were a PFIC for our taxable year ended December 31, 2023. However, the determination of PFIC status involves extensive factual investigation, including ascertaining the fair market value of all of our assets on a quarterly basis and the character of each item of income that we earn, and is subject to uncertainty in several respects. Changes in the composition of our income or assets or the value of our assets may cause us to become a PFIC. The determination of the value of our assets may depend in part upon the value of our goodwill not reflected on our balance sheet (which may depend upon the market value of the ADSs and ordinary shares from time to time, which may be volatile). Accordingly, we cannot assure you that we will not be a PFIC for our current taxable year ending December 31, 2024 or for any future taxable year. Our United States tax counsel therefore expresses no opinion with respect to our PFIC status for any taxable year or our beliefs and expectations relating to such status set forth in this discussion.

A non-United States corporation such as ourselves will be treated as a PFIC for United States federal income tax purposes for any taxable year if, applying applicable look-through rules, either:

•	at least 75% of its gross income for such year is passive income; or

•	at least 50% of the value of its assets (generally determined based on a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income.

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

Copies of reports and other information, when so filed, may be accessed electronically by means of the SEC’s home page on the Internet at http://www.sec.gov.

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

Major currencies in which our cash and bank balances (including restricted cash) were held as of December 31, 2023 included U.S. Dollars, Hong Kong Dollars and Patacas. Based on the cash and bank balances as of December 31, 2023, an assumed 1% change in the exchange rates between currencies other than U.S. Dollars against the U.S. Dollar would cause a maximum foreign transaction gain or loss of approximately US$0.7 million for the year ended December 31, 2023.

To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk.

Inflation Risk

We generated all of our revenues from our operations in Macau in 2023, 2022 and 2021. Inflation did not have a material impact on our results of operations. According to the Statistics and Census Services of the Macau government, inflation as measured by the consumer price index in Macau was 0.94%, 1.04% and 0.03% in 2023, 2022 and 2021, respectively. Although we have not been materially affected by inflation since our inception, we can provide no assurance that we will not be affected in the future by higher rates of inflation in Macau.

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

In 2023, we did not receive any fees or other payments from the depositary.

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

Our Company’s management assessed the effectiveness of our Company’s internal control over financial reporting as of December 31, 2023. In making this assessment, our Company’s management used the framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control — Integrated Framework (2013).

Based on this assessment, management concluded that, as of December 31, 2023, our Company’s internal control over financial reporting is effective based on the framework set forth by Committee of Sponsoring Organizations of the Treadway Commission in Internal Control — Integrated Framework (2013).

Ernst & Young LLP, our independent registered public accounting firm that issues the audit report included elsewhere in this annual report on Form 20-F, has issued an attestation report on management’s assessment of the issuer’s internal control over financial reporting.

Attestation Report of the Registered Public Accounting Firm

The effectiveness of our Company’s internal control over financial reporting as of December 31, 2023, has been audited by Ernst & Young LLP, located in Singapore, an independent registered public accounting firm, as stated in their report which appears herein.

Changes in Internal Controls Over Financial Reporting

There were no changes in our Company’s internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the year ended December 31, 2023 that have materially affected, or are reasonably likely to materially affect, our Company’s internal control over financial reporting.

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

Our board has adopted a code of business conduct and ethics that applies to our directors, officers, employees and agents, including our property general manager, chief financial officer and any other persons who perform similar functions for us. The code of business conduct was last amended on June 20, 2023 to include a commitment statement on diversity, equity and inclusion. We have posted our current code of business conduct and ethics on our website at www.studiocity-macau.com. We intend to disclose future amendments to certain provisions of the code of business conduct and ethics, and waivers thereof granted to executive officers and directors, on the website within four business days following the date of the amendment or waiver. We hereby undertake to provide to any person without charge, a copy of our code of business conduct and ethics within ten working days after we receive such person’s written request.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by our principal external auditors, for the years indicated. We did not pay any other fees to our auditor during the years indicated below.

	Year Ended December 31,
	2023	2022
	(In thousands of US$)
Audit fees (1)	$787	$902
Audit-related fees (2)	122	149
Tax fees(3)	—	—
All other fees	—	—

(1)	“Audit fees” means the aggregate fees in each of the fiscal years indicated for our calendar year audits.

(2)	“Audit-related fees” primarily include the aggregate fees for professional services provided in connection with issuance of senior notes by the Company and other assurance services.

(3)	“Tax fees” include fees billed for tax consultations.

The policy of our audit and risk committee is to pre-approve all audit and non-audit services provided by our independent registered public accounting firm, including audit services, audit-related services, tax services and other services, other than those for de minimis services which are approved by our audit and risk committee prior to the completion of the audit.

For the years ended December 31, 2023 and 2022, none of the total audit-related fees as described above were approved by our audit and risk committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

No purchase of equity security in the Company was made by or on behalf of the Company or any affiliated purchaser in the fiscal year ended December 31, 2023.

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

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

(a) As disclosed under Item 4.C., Item 6.E. and Item 7.A., a majority of our voting securities are held of record by MCO Cotai, which is majority owned by Melco Resorts. The majority of the voting securities of Melco Resorts are held of record by Melco Leisure, which is wholly owned by Melco International. A majority of Melco International’s voting securities are beneficially owned by our Chairman, Mr. Lawrence Ho, through his personal interest, interests of the companies which are owned or controlled by the persons and/or trusts associated with him, the interest of his spouse and the interest of a trust in which he is one of the beneficiaries and is taken to have interest under the Securities and Futures Ordinance (Chapter 571, the Laws of Hong Kong). Neither Mr. Ho, nor any of our other directors, are members of the Chinese Communist Party.

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

(2)   As of the date of this annual report on Form 20-F and to the best of our knowledge, based on a review of the shareholder lists of our Company, Melco Resorts and Melco International, we are not aware of any governmental entities in mainland China, Hong Kong, British Virgin Islands, Macau or the Cayman Islands (where we are incorporated) that are beneficial or record owners of any shares of our Company, Melco Resorts, Melco International or any of our subsidiaries listed on Exhibit 8.1 of this annual report on Form 20-F. In addition, no such governmental entities have made any disclosures on Schedule 13D, Schedule 13G or under Part XV of the Hong Kong Securities and Futures Ordinance indicating that they own any shares of our Company, Melco Resorts or Melco International. Based on the above, we believe that none of our ordinary shares or ADSs are owned beneficially or of record by any governmental entities in either mainland China, Hong Kong, British Virgin Islands, Macau or the Cayman Islands. However, a significant, but minority, portion of the shares of our Company, Melco Resorts and Melco International are publicly held by intermediaries on behalf of beneficial owners who are not known to us. None of these unknown beneficial owners has ever asserted any control or influence over us.

(3)  As of the date of this annual report on Form 20-F and to the best of our knowledge, based on a review of the shareholder lists of our Company, Melco Resorts and Melco International, no governmental entities in mainland China or Hong Kong have a controlling financial interest in our Company as of the date of filing of this annual report on Form 20-F.

(4)  No members of the board of directors of our Company or any of our subsidiaries is an official of the Chinese Communist Party.

(5)  The Company’s amended and restated memorandum and articles of association do not contain any charter of the Chinese Communist Party or the text of any such charter.

ITEM 16J.	INSIDER TRADING POLICIES

Not applicable.

ITEM 16K.	CYBERSECURITY

Cybersecurity Risk Management and Strategy

We have a cybersecurity risk management program intended to protect the confidentiality, integrity, and availability of our critical systems and information. Our cybersecurity risk management program includes a cybersecurity incident response plan.

Our cybersecurity risk management program is designed, executed, and assessed based on the principles of internationally recognized frameworks and standards, including ISO27001, the National Institute of Standards and Technology Cybersecurity Framework (“NIST CSF”) and the Payment Card Industry Data Security Standard (“PCI-DSS”) and has been certified against ISO27001.

Our cybersecurity risk management program is integrated into our overall enterprise risk management program, and shares common methodologies, reporting channels and governance processes that apply across the enterprise risk management program to other legal, compliance, strategic, operational, and financial risk areas.

Our cybersecurity risk management program includes:

•	risk assessments designed to help identify material cybersecurity risks to our critical systems, information, products, services, and our broader enterprise IT environment;

•	an information security team principally responsible for managing (1) our cybersecurity risk assessment processes, (2) our security controls, and (3) our response to cybersecurity incidents;

•	the use of external service providers, where appropriate, to assess, test or otherwise assist with aspects of our information security controls;

•	cybersecurity awareness training of our directors, senior management, employees and incident response personnel;

•	a cybersecurity incident response plan that includes procedures for responding to cybersecurity incidents; and

•	a third-party risk management process for service providers, suppliers, and vendors.

We have not identified risks from known cybersecurity threats, including as a result of any prior cybersecurity incidents, that have materially affected us, including our operations, business strategy, results of operations, or financial condition. We face risks from cybersecurity threats that, if realized, are reasonably likely to materially affect us, including our operations, business strategy, results of operations, or financial condition. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Business — Our information technology and other systems are subject to cybersecurity risks, including misappropriation of customer information, other breaches of information security or other cybercrimes, as well as regulatory and other risks” and “— Failure to protect the integrity and security of company staff, supplier and customer information and comply with cybersecurity, data privacy, data protection or any other laws and regulations related to data may materially and adversely affect our business, financial condition and results of operation, and/or result in damage to reputation and/or subject us to fines, penalties, lawsuits, restrictions on our use or transfer of data and other risks.”

Cybersecurity Governance

Our board considers cybersecurity risk as part of its risk oversight function and has delegated to the audit and risk committee oversight of cybersecurity and other information technology risks. The audit and risk committee oversees management’s implementation of our cybersecurity risk management program.

The audit and risk committee receives regular reports from management on our cybersecurity risks. In addition, management updates the audit and risk committee, as necessary, regarding any material cybersecurity incidents, as well as any incidents with lesser impact potential.

The audit and risk committee reports to the full board regarding its activities, including those related to cybersecurity. The full board also receives briefings from management on our cyber risk management program. Board members receive presentations on cybersecurity topics from the chief risk officer and chief information security officer of Melco Resorts and external experts as part of the board’s continuing education on topics that impact public companies.

Our cybersecurity risk management team, including the chief risk officer and chief information security officer of Melco Resorts, is responsible for assessing and managing our material risks from cybersecurity threats. The team has primary responsibility for our overall cybersecurity risk management program and supervises both our internal cybersecurity personnel and our retained external cybersecurity consultants. Our cybersecurity risk management team’s experience includes previous work experience in senior cybersecurity and risk management roles in various industries including financial services, technology and consulting. Our cybersecurity risk management team also holds multiple security credentials such as Certified Information Systems Auditor, Certified Information Systems Security Professional, Certified Information Security Manager, ISO Lead Auditor Practitioner, and Certified in Risk and Systems Information Control certifications as well as various technology certifications. The team also engages leading cybersecurity and forensic incident response external service providers to provide extensive capability to run, review, challenge and advise on operational enhancements, and provide incident response capability during an incident, as required. Our cybersecurity risk management team, including the chief risk officer and chief information security officer of Melco Resorts, provides services to us pursuant to the Management and Shared Services Arrangements.

Our cybersecurity risk management team supervises efforts to prevent, detect, mitigate, and remediate cybersecurity risks and incidents through various means, which may include briefings from internal security personnel; threat intelligence and other information obtained from governmental, public or private sources, including external consultants engaged by us; and alerts and reports produced by security tools deployed in the IT environment.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements of Studio City International Holdings Limited and its subsidiaries are included at the end of this annual report.

ITEM 19.	EXHIBITS

Exhibit Number	Description of Document

1.1	Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated by reference to Exhibit 1.1 from our annual report on Form 20-F for the fiscal year ended December 31, 2018 (File No. 001-38699), filed with the SEC on March 29, 2019)

1.2	Memorandum and Articles of Association of MSC Cotai Limited (incorporated by reference to Exhibit 1.2 from our annual report on Form 20-F for the fiscal year ended December 31, 2018 (File No. 001-38699), filed with the SEC on March 29, 2019)

2.1	Form of Registrant’s Specimen American Depositary Receipt (included in Exhibit 2.3)

2.2	Registrant’s Specimen Certificate for Ordinary Shares (incorporated herein by reference to Exhibit 4.2 from our registration statement on Form F-1 (File No. 333-227232), as amended, initially filed with the SEC on September 7, 2018)

2.3†	Form of Deposit Agreement between the Registrant, the depositary and owners and holders of the ADSs

2.4	Amended and Restated Credit Agreement relating to HK$233 million revolving credit facility and HK$1 million term loan facility dated November 23, 2016, among Studio City Company Limited and certain of its subsidiaries and affiliates with Bank of China Limited, Macau Branch, among others (incorporated herein by reference to Exhibit 4.15 from our registration statement on Form F-1 (File No. 333-227232), as amended, initially filed with the SEC on September 7, 2018)

2.5	Amended and Restated Shareholders’ Agreement, among MCO Cotai Investments Limited, New Cotai, LLC, Melco Resorts & Entertainment Limited and the Registrant (incorporated by reference to Exhibit 2.12 from our annual report on Form 20-F for the fiscal year ended December 31, 2018 (File No. 001-38699), filed with the SEC on March 29, 2019)

2.6	Amended and Restated Registration Rights Agreement, between New Cotai, LLC and the Registrant (form of which is incorporated herein by reference to Exhibit 10.5 from our registration statement on Form F-1 (File No. 333-227232), as amended, initially filed with the SEC on September 7, 2018)

2.7	Indenture relating to 6.000% senior notes due 2025 and dated July 15, 2020, among Studio City Finance Limited, as issuer, the subsidiary guarantors parties thereto, and Deutsche Bank Trust Company Americas, as trustee (incorporated by reference to Exhibit 2.16 from our annual report on Form 20-F for the fiscal year ended December 31, 2020 (File No. 001-38699), filed with the SEC on March 31, 2021)

2.8	Indenture relating to 6.500% senior notes due 2028 and dated July 15, 2020, among Studio City Finance Limited, as issuer, the subsidiary guarantors parties thereto, and Deutsche Bank Trust Company Americas, as trustee (incorporated by reference to Exhibit 2.17 from our annual report on Form 20-F for the fiscal year ended December 31, 2020 (File No. 001-38699), filed with the SEC on March 31, 2021)

2.9	Indenture relating to 5.000% senior notes due 2029 and dated January 14, 2021, among Studio City Finance Limited, as issuer, the subsidiary guarantors parties thereto, and Deutsche Bank Trust Company Americas, as trustee (incorporated by reference to Exhibit 2.18 from our annual report on Form 20-F for the fiscal year ended December 31, 2020 (File No. 001-38699), filed with the SEC on March 31, 2021)

Exhibit Number	Description of Document

2.10	Amended and Restated Credit Agreement relating to HK$233 million revolving credit facility and HK$1 million term loan facility dated March 15, 2021, among Studio City Company Limited and certain of its subsidiaries and affiliates with Bank of China Limited, Macau Branch, among others (incorporated by reference to Exhibit 2.20 from our annual report on Form 20-F for the fiscal year ended December 31, 2020 (File No. 001-38699), filed with the SEC on March 31, 2021)

2.11	Indenture relating to 7.000% senior notes due 2027 and dated February 16, 2022, among Studio City Company Limited, as issuer, the guarantors parties thereto, and Deutsche Bank Trust Company Americas, as trustee (incorporated by reference to Exhibit 2.11 from our annual report on Form 20-F for the fiscal year ended December 31, 2021 (File No. 001-38699), filed with the SEC on March 31, 2022)

2.12	Supplemental Indenture relating to 7.000% senior notes due 2027 and dated February 16, 2022, among Studio City Company Limited, Industrial and Commercial Bank of China (Macau) Limited, as the security agent, DB Trustees (Hong Kong) Limited, as the intercreditor agent, and Deutsche Bank Trust Company Americas, as the trustee (incorporated by reference to Exhibit 2.12 from our annual report on Form 20-F for the fiscal year ended December 31, 2021 (File No. 001-38699), filed with the SEC on March 31, 2022)

2.13	Amendment and Restatement dated February 7, 2022 (in respect of the Intercreditor Agreement originally dated December 1, 2016) among Studio City Company Limited, the guarantors of the 7.000% senior secured notes due 2027, the lenders and agent for Studio City Company Limited’s HK$233 million revolving credit facility and HK$1 million term loan facility, the security agent and intercreditor agent named therein, among others (incorporated by reference to Exhibit 2.13 from our annual report on Form 20-F for the fiscal year ended December 31, 2021 (File No. 001-38699), filed with the SEC on March 31, 2022)

2.14	Description of Registrant’s Securities (incorporated herein by reference to Exhibit 2.14 from our annual report on Form 20-F for the fiscal year ended December 31, 2022 (File No. 001-38699), filed with the SEC on March 31, 2023)

4.1	Form of Indemnification Agreement between the Registrant and each of its directors and executive officers (incorporated herein by reference to Exhibit 10.1 from our registration statement on Form F-1 (File No. 333-227232), as amended, initially filed with the SEC on September 7, 2018)

4.2	Form of Employment Agreement with the Executive Officers of the Registrant (incorporated herein by reference to Exhibit 10.2 from our registration statement on Form F-1 (File No. 333-227232), as amended, initially filed with the SEC on September 7, 2018)

4.3	Reimbursement Agreement dated June 15, 2012, between Studio City Entertainment Limited and Melco Resorts (Macau) Limited, which was formerly known as Melco Crown (Macau) Limited (incorporated herein by reference to Exhibit 10.8 from our registration statement on Form F-1 (File No. 333-227232), as amended, initially filed with the SEC on September 7, 2018)

4.4	Services and Right to Use Direct Agreement dated November 26, 2013, among Studio City Company Limited as borrower, Melco Resorts (Macau) Limited, which was formerly known as Melco Crown (Macau) Limited, Studio City Holdings Five Limited, Industrial and Commercial Bank of China (Macau) Limited as security agent and POA agent and Deutsche Bank AG, Hong Kong Branch as agent, among others (incorporated herein by reference to Exhibit 10.9 from our registration statement on Form F-1 (File No. 333-227232), as amended, initially filed with the SEC on September 7, 2018)

Exhibit Number	Description of Document

4.5	Master Services Agreement dated December 21, 2015, among Studio City Entertainment Limited, Melco Resorts (Macau) Limited, which was formerly known as Melco Crown (Macau) Limited, and other subsidiaries and affiliates of the Registrant (incorporated herein by reference to Exhibit 10.10 from our registration statement on Form F-1 (File No. 333-227232), as amended, initially filed with the SEC on September 7, 2018)

4.6	Work Agreement No. 1 dated December 21, 2015, related to sale and purchase of certain property, plant and equipment and inventory and supplies among Studio City Entertainment Limited and other subsidiaries and affiliates of the Registrant (incorporated herein by reference to Exhibit 10.11 from our registration statement on Form F-1 (File No. 333-227232), as amended, initially filed with the SEC on September 7, 2018)

4.7	Work Agreement No. 2 dated December 21, 2015, related to corporate services among Studio City Entertainment Limited and other subsidiaries and affiliates of the Registrant (incorporated herein by reference to Exhibit 10.12 from our registration statement on Form F-1 (File No. 333-227232), as amended, initially filed with the SEC on September 7, 2018)

4.8	Work Agreement No. 3 dated December 21, 2015, related to certain pay-as-used charges among Studio City Entertainment Limited and other subsidiaries and affiliates of the Registrant (incorporated herein by reference to Exhibit 10.13 from our registration statement on Form F-1 (File No. 333-227232), as amended, initially filed with the SEC on September 7, 2018)

4.9	Work Agreement No. 4 dated December 21, 2015, related to operational and property sharing services among Studio City Entertainment Limited and other subsidiaries and affiliates of the Registrant (incorporated herein by reference to Exhibit 10.14 from our registration statement on Form F-1 (File No. 333-227232), as amended, initially filed with the SEC on September 7, 2018)

4.10	Work Agreement No. 5 dated December 21, 2015, related to limousine transportation services among Studio City Hotels Limited and other subsidiaries and affiliates of the Registrant (incorporated herein by reference to Exhibit 10.15 from our registration statement on Form F-1 (File No. 333-227232), as amended, initially filed with the SEC on September 7, 2018)

4.11	Work Agreement No. 6 dated December 21, 2015, related to aviation services among Studio City Entertainment Limited and other subsidiaries and affiliates of the Registrant (incorporated herein by reference to Exhibit 10.16 from our registration statement on Form F-1 (File No. 333-227232), as amended, initially filed with the SEC on September 7, 2018)

4.12	Work Agreement No. 7 dated December 21, 2015, related to collection and payment services among Studio City Entertainment Limited and other subsidiaries and affiliates of the Registrant (incorporated herein by reference to Exhibit 10.17 from our registration statement on Form F-1 (File No. 333-227232), as amended, initially filed with the SEC on September 7, 2018)

4.13	Work Agreement No. 8 dated December 21, 2015, related to limousine transportation services among Studio City Hotels Limited and other subsidiaries and affiliates of the Registrant (incorporated herein by reference to Exhibit 10.18 from our registration statement on Form F-1 (File No. 333-227232), as amended, initially filed with the SEC on September 7, 2018)

4.14	English Translation of the Order of Secretary for Public Works and Transportation published in Macau Official Gazette No. 100/2001 dated October 9, 2001, in relation to the Studio City Land Concession (incorporated herein by reference to Exhibit 10.19 from our registration statement on Form F-1 (File No. 333-227232), as amended, initially filed with the SEC on September 7, 2018)

Exhibit Number	Description of Document

4.15	English Translation of the amended Order of Secretary for Public Works and Transportation published in Macau Official Gazette No. 31/2012 dated July 19, 2012, in relation to the Studio City Land Concession (incorporated herein by reference to Exhibit 10.20 from our registration statement on Form F-1 (File No. 333-227232), as amended, initially filed with the SEC on September 7, 2018)

4.16	English Translation of the amended Order of Secretary for Public Works and Transportation published in Macau Official Gazette No. 92/2015 dated September 10, 2015, in relation to the Studio City Land Concession (incorporated herein by reference to Exhibit 10.21 from our registration statement on Form F-1 (File No. 333-227232), as amended, initially filed with the SEC on September 7, 2018)

4.17	Participation Agreement among MSC Cotai Limited, New Cotai, LLC and the Registrant (form of which is incorporated herein by reference to Exhibit 10.22 from our registration statement on Form F-1 (File No. 333-227232), as amended, initially filed with the SEC on September 7, 2018)

4.18	Implementation Agreement among MCO Cotai Investments Limited, New Cotai, LLC, Melco Resorts & Entertainment Limited and the Registrant (form of which is incorporated herein by reference to Exhibit 10.23 from our registration statement on Form F-1 (File No. 333-227232), as amended, initially filed with the SEC on September 7, 2018)

4.19	Studio City Casino Agreement by and among Studio City Entertainment Limited and Melco Resorts (Macau) Limited, dated June 23, 2022 (incorporated by reference to Exhibit 4.19 from our annual report on Form 20-F for the fiscal year ended December 31, 2022 (File No. 001-38699), filed with the SEC on March 31, 2023)

4.20	Extension Agreement to Master Services Agreement and Work Agreements, dated March 30, 2023 (incorporated by reference to Exhibit 4.20 from our annual report on Form 20-F for the fiscal year ended December 31, 2022 (File no. 001-38699), filed with the SEC on March 31, 2023)

8.1*	List of Significant Subsidiaries

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

97.1*	Compensation Recovery Policy

101.INS*	Inline XBRL Instance Document-this instance document does not appear in the Interactive Data file because its XBRL tags are embedded within the Inline XBRL document

101.SCH*	Inline XBRL Taxonomy Extension Schema Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

Exhibit Number	Description of Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Furnished with this annual report on Form 20-F.

†	Previously filed with the Registration Statement on Form F-6 (File No. 333-227759), dated October 9, 2018, and incorporated herein by reference.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

STUDIO CITY INTERNATIONAL HOLDINGS LIMITED

Date: March 22, 2024	By:	/s/ Kevin Richard Benning
Name: Kevin Richard Benning
Title: Property General Manager

STUDIO CITY INTERNATIONAL HOLDINGS LIMITED
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021

Page

Reports of Independent Registered Public Accounting Firm (PCAOB ID: 1247 and 1409)	F-2

Consolidated Balance Sheets as of December 31, 2023 and 2022	F-6

Consolidated Statements of Operations for the Years Ended December 31, 2023, 2022 and 2021	F-8

Consolidated Statements of Comprehensive Loss for the Years Ended December 31, 2023, 2022 and 2021	F-10

Consolidated Statements of Equity for the Years Ended December 31, 2023, 2022 and 2021	F-11

Consolidated Statements of Cash Flows for the Years Ended December 31, 2023, 2022 and 2021	F-12

Notes to Consolidated Financial Statements for the Years Ended December 31, 2023, 2022 and 2021	F-14

Schedule 1 – Studio City International Holdings Limited Condensed Financial Statements as of December 31, 2023 and 2022 and for the Years Ended December 31, 2023, 2022 and 2021	F-4 4

F-1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and the Board of Directors of Studio City International Holdings Limited
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Studio City International Holdings Limited (the Company) as of December 31, 2023 and 2022, the related consolidated statements of operations, comprehensive loss, equity and cash flows for each of the two years in the period ended December 31, 2023, and the related notes and the financial statement schedule included in Schedule 1 (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2023, in conformity with U.S. generally accepted accounting principles.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated March 2
2
, 2024 expressed an unqualified opinion thereon.
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
Critical
Audit Matters
Critical audit matters are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. We determined that there are no critical audit matters.

/s/ Ernst & Young LLP
We have served as the Company’s auditor since 2022.
Singapore
March
2
2
, 2024

F-
2

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and the Board of Directors of Studio City International Holdings Limited
Opinion on the Financial Statements
We have audited the accompanying consolidated statements of operations, comprehensive loss, equity and cash flows of Studio City International Holdings Limited (the Company) for the year ended December 31, 2021, and the related notes and the financial statement schedule included in Schedule 1 (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the results of operations and cash flows of the Company for the year ended December 31, 2021, in conformity with U.S. generally accepted accounting principles.
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

F-
3

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and the Board of Directors of Studio City International Holdings Limited
Opinion on Internal Control Over Financial Reporting
We have audited Studio City International Holdings Limited’s internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Studio City International Holdings Limited (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on the COSO criteria.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2023 and 2022, the related consolidated statements of operations, comprehensive loss, equity, and cash flows for each of the two years in the period ended December 31, 2023, and the related notes and the financial statement schedule included in Schedule 1 and our

report dated March 2
2
, 2024 expressed an unqualified opinion thereon.
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

F-
4

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
2
2
, 2024

F-
5

STUDIO CITY INTERNATIONAL HOLDINGS LIMITED
CONSOLIDATED BALANCE SHEETS
(In thousands, except share and per share data)

	December 31,
	2023	2022
ASSETS
Current assets:
Cash and cash equivalents	$228,040	$509,523
Accounts receivable, net of allowances for credit losses of $10 and nil	2,281	263
Receivables from affiliated companie s	40,969	221
Inventories	5,763	5,121
Prepaid expenses and other current assets	38,997	38,721

Total current assets	316,050	553,849

Property and equipment, net	2,775,806	2,868,064
Intangible assets, net	5	1,373
Long-term prepayments, deposits and other assets	27,787	48,325
Restricted cash	130	130
Operating lease right-of-use assets	11,619	13,136
Land use right, net	105,304	108,645

Total assets	$3,236,701	$3,593,522

LIABILITIES, SHAREHOLDERS’ EQUITY AND PARTICIPATION INTEREST
Current liabilities:
Accounts payable	$2,454	$501
Accrued expenses and other current liabilities	135,514	165,688
Income tax payable	10	22
Payables to affiliated companie s	18,799	81,178

Total current liabilities	156,777	247,389

Long-term debt, net	2,335,173	2,434,476
Other long-term liabilities	3,209	21,631
Deferred tax liabilities, net	309	382
Operating lease liabilities, non-current	12,250	13,499

Total liabilities	$2,507,718	$2,717,377

Commitments and contingencies (Note 18)

F-
6

STUDIO CITY INTERNATIONAL HOLDINGS LIMITED
CONSOLIDATED BALANCE SHEETS
 - continued
(In thousands, except share and per share data)

	December 31,
	2023	2022
Shareholders’ equity and participation interest:
Class A ordinary shares, par value $0.0001; 1,927,488,240 shares authorized; 770,352,700 shares issued and outstanding	$77	$77
Class B ordinary shares, par value $0.0001; 72,511,760 shares authorized; 72,511,760 shares issued and outstanding	7	7
Additional paid-in capital	2,477,359	2,477,359
Accumulated other comprehensive losses	(12,656)	(11,671)
Accumulated losses	(1,798,683)	(1,665,166)

Total shareholders’ equity	666,104	800,606

Participation interest	62,879	75,539

Total shareholders’ equity and participation interest	728,983	876,145

Total liabilities, shareholders’ equity and participation interest	$3,236,701	$3,593,522

The accompanying notes are an integral part of these consolidated financial statements.

F-
7

STUDIO CITY INTERNATIONAL HOLDINGS LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except share and per share data)

	Year Ended December 31,
	2023	2022	2021
Operating revenues:
Revenue from casino contract with a related party	$155,527	$(56,665)	$(1,455)
Rooms (including revenues from related parties of $72,925, $13,088 and $30,974 for the years ended December 31, 2023, 2022 and 2021, respectively)	111,733	17,915	38,749
Food and beverage (including revenues from related parties of $38,513, $11,951 and $18,004 for the years ended December 31, 2023, 2022 and 2021, respectively)	62,426	17,489	26,734
Entertainment (including revenues from related parties of $39,715, $499 and $361 for the years ended December 31, 2023, 2022 and 2021, respectively)	61,777	1,649	2,649
Services fee from related parties	40,473	21,889	24,906
Mall	10,744	7,189	13,683
Retail and other	2,858	2,082	1,602

Total operating revenues	445,538	11,548	106,868

Operating costs and expenses:
Costs related to casino contract (including costs to related parties of $27,295, $28,740 and $27,223 for the years ended December 31, 2023, 2022 and 2021, respectively)	(28,847)	(29,871)	(28,085)
Rooms (including costs to related parties of $16,798, $7,277 and $7,948 for the years ended December 31, 2023, 2022 and 2021, respectively)	(28,280)	(11,119)	(12,176)
Food and beverage (including costs to related parties of $25,520, $15,501 and $17,146 for the years ended December 31, 2023, 2022 and 2021, respectively)	(54,741)	(24,403)	(27,853)
Entertainment (including costs to related parties of $11,922, $2,061 and $2,207 for the years ended December 31, 2023, 2022 and 2021, respectively)	(53,056)	(2,253)	(2,842)
Mall (including costs to related parties of $1,797, $1,588 and $1,711 for the years ended December 31, 2023, 2022 and 2021, respectively)	(4,212)	(4,115)	(3,785)
Retail and other (including costs to related parties of $1,621, $1,005 and $1,331 for the years ended December 31, 2023, 2022 and 2021, respectively)	(1,986)	(1,200)	(1,474)
General and administrative (including expenses to related parties of $52,299, $44,005 and $46,712 for the years ended December 31, 2023, 2022 and 2021, respectively)	(115,203)	(79,785)	(87,577)
Pre-opening costs (including expenses to related parties of $7,533, $1,975 and $351 for the years ended December 31, 2023, 2022 and 2021, respectively)	(17,451)	(3,263)	(984)
Amortization of land use right	(3,302)	(3,300)	(3,325)
Depreciation and amortization	(166,095)	(123,656)	(124,309)
Property charges and other (including expenses to related parties of $1,071, $5,622 and $4,246 for the years ended December 31, 2023, 2022 and 2021, respectively)	(1,407)	(5,799)	(6,031)

Total operating costs and expenses	(474,580)	(288,764)	(298,441)

Operating loss	$(29,042)	$(277,216)	$(191,573)

F-
8

STUDIO CITY INTERNATIONAL HOLDINGS LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS
 - continued
(In thousands, except share and per share data)

	Year Ended December 31,
	2023	2022	2021
Non-operating income (expenses):
Interest income	$10,675	$6,427	$3,060
Interest expense, net of amounts capitalized	(129,567)	(92,358)	(90,967)
Other financing costs	(417)	(417)	(419)
Foreign exchange gains, net	642	2,390	6,257
Other (expenses) income, net	(67)	249	—
Gain (loss) on extinguishment of debt	1,611	—	(28,817)

Total non-operating expenses, net	(117,123)	(83,709)	(110,886)

Loss before income tax	(146,165)	(360,925)	(302,459)
Income tax benefit (expense)	81	(382)	457

Net loss	(146,084)	(361,307)	(302,002)
Net loss attributable to participation interest	12,567	34,856	49,447

Net loss attributable to Studio City International Holdings Limited	$(133,517)	$(326,451)	$(252,555)

Net loss attributable to Studio City International Holdings Limited per Class A ordinary share:
Basic	$(0.173)	$(0.459)	$(0.682)

Diluted	$(0.173)	$(0.461)	$(0.682)

Weighted average Class A ordinary shares outstanding used in net loss attributable to Studio City International Holdings Limited per Class A ordinary share calculation:
Basic	770,352,700	710,582,947	370,352,700

Diluted	770,352,700	783,094,707	370,352,700

The accompanying notes are an integral part of these consolidated financial statements.

F-
9

STUDIO CITY INTERNATIONAL HOLDINGS LIMITED
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(In thousands)

	Year Ended December 31,
	2023	2022	2021
Net loss	$(146,084)	$(361,307)	$(302,002)
Other comprehensive loss:
Foreign currency translation adjustments	(1,078)	(5,890)	(21,538)

Other comprehensive loss	(1,078)	(5,890)	(21,538)

Total comprehensive loss	(147,162)	(367,197)	(323,540)
Comprehensive loss attributable to participation interest	12,660	35,211	52,973

Comprehensive loss attributable to Studio City International Holdings Limited	$(134,502)	$(331,986)	$(270,567)

The accompanying notes are an integral part of these consolidated financial statements.

F-1
0

STUDIO CITY INTERNATIONAL HOLDINGS LIMITED
CONSOLIDATED STATEMENTS OF EQUITY
(In thousands, except share and per share data)

	Studio City International Holdings Limited Shareholders’ Equity
	Class A Ordinary Shares		Class B Ordinary Shares		Additional Paid-in Capital	Accumulated Other Comprehensive Income (Losses)	Accumulated Losses	Participation Interest	Total Equity
	Shares	Amount	Shares	Amount
Balance at January 1, 2021	370,352,700	$37	72,511,760	$7	$2,134,227	$11,876	$(1,086,160)	$207,736	$1,267,723
Net loss	—	—	—	—	—	—	(252,555)	(49,447)	(302,002)
Foreign currency translation adjustments	—	—	—	—	—	(18,012)	—	(3,526)	(21,538)

Balance at December 31, 2021	370,352,700	37	72,511,760	7	2,134,227	(6,136)	(1,338,715)	154,763	944,183
Net loss	—	—	—	—	—	—	(326,451)	(34,856)	(361,307)
Foreign currency translation adjustments	—	—	—	—	—	(5,535)	—	(355)	(5,890)
Shares issued, net of offering expenses	400,000,000	40	—	—	299,119	—	—	—	299,159
Change in Participation Interest resulting from 2022 Private Placements (as described in Note 13)	—	—	—	—	44,013	—	—	(44,013)	—

Balance at December 31, 2022	770,352,700	77	72,511,760	7	2,477,359	(11,671)	(1,665,166)	75,539	876,145
Net loss	—	—	—	—	—	—	(133,517)	(12,567)	(146,084)
Foreign currency translation adjustments	—	—	—	—	—	(985)	—	(93)	(1,078)

Balance at December 31, 2023	770,352,700	$77	72,511,760	$7	$2,477,359	$(12,656)	$(1,798,683)	$62,879	$728,983

The accompanying notes are an integral part of these consolidated financial statements.

F-1
1

STUDIO CITY INTERNATIONAL HOLDINGS LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Year Ended December 31,
	2023	2022	2021
Cash flows from operating activities:
Net loss	$(146,084)	$(361,307)	$(302,002)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	169,397	126,956	127,634
Amortization of deferred financing costs and original issue premiums	2,857	1,404	1,466
Loss on disposal of property and equipment and other long-term assets	541	134	171
Impairment of property and equipment	—	—	1,500
(Reversal of) provision for credit loss es	(581)	481	(65)
(Gain) loss on extinguishment of debt	(1,611)	—	28,817
Changes in operating assets and liabilities:
Accounts receivable	(2,028)	(16)	(91)
Receivables from affiliated companies	(40,649)	15,454	(5,750)
Inventories, prepaid expenses an d other	(339)	4,070	(1,789)
Long-term prepayments, deposits and other	19,335	(5,678)	6,939
Accounts payable, accrued expenses and ot h er	40,658	10,876	(6,024)
Payables to affiliated companies	(61,376)	27,967	14,207
Other long-term liabilities	986	884	(1,854)

Net cash used in operating activities	(18,894)	(178,775)	(136,841)

Cash flows from investing activities:
Acquisition of property and equipment	(156,824)	(452,126)	(400,367)
Payments for other long-term assets	(5,530)	—	—
Proceeds from sale of property and equipment and other long-term assets	814	9	1,694
Funds to an affiliated company	—	(1,278)	(4,449)
Placement of bank deposits with original maturities over three months	—	—	(278,700)
Acquisition of intangible assets	—	—	(4,113)
Withdrawals of bank deposits with original maturities over three months	—	—	278,700

Net cash used in investing activities	(161,540)	(453,395)	(407,235)

Cash flows from financing activities:
Repayments of long-term debt	(100,372)	—	(252,944)
Payments of financing costs	(530)	(6,050)	(33,297)
Net proceeds from (payments for) issuance of shares	—	299,159	(445)
Proceeds from long-term debt	—	350,000	758,194

Net cash (used in) provided by financing activities	(100,902)	643,109	471,508

Effect of exchange rate on cash, cash equivalents and restricted cash	(147)	(705)	(3,372)

(Decrease) increase in cash, cash equivalents and restricted cash	(281,483)	10,234	(75,940)
Cash, cash equivalents and restricted cash at beginning of year	509,653	499,419	575,359

Cash, cash equivalents and restricted cash at end of year	$228,170	$509,653	$499,419

F-1
2

STUDIO CITY INTERNATIONAL HOLDINGS LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
 - continued
(In thousands)

	Year Ended December 31,
	2023	2022	2021
Supplemental cash flow disclosures:
Cash paid for interest, net of amounts capitalized	$(113,419)	$(87,892)	$(84,141)
Cash paid for amounts included in the measurement of lease liabilities - operating cash flows from operating leases	$(673)	$(726)	$(734)
Change in operating lease right-of-use assets and lease liabilities arising from lease modification	$(1,456)	$(1,343)	$(2,575)
Change in accrued expenses and other current liabilities and other long-term liabilities related to acquisition of property and equipment	$11,600	$100,394	$142,682
Change in receivables from/payables to affiliated companies related to addition of property and equipment and other long-term assets	$432	$3,819	$7,477

The accompanying notes are an integral part of these consolidated financial statements.

F-1
3

STUDIO CITY INTERNATIONAL HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data)

1.	ORGANIZATION AND BUSINESS

(a)	Company Information
Studio City International Holdings Limited (“Studio City International”) is an exempted company with limited liability registered by way of continuation in the Cayman Islands and its American depositary shares (“ADSs”) are listed on the New York Stock Exchange under the symbol “MSC” in the United States of America (the “U.S.”).
Studio City International together with its subsidiaries (collectively referred to as the “Company”) currently operates the non-gaming operations
of Studio City, a cinematically-themed integrated resort in Cotai, the Macau Special Administrative Region of the People’s Republic of China (“Macau”), and provides services pursuant to a casino contract to Melco Resorts (Macau) Limited (“Melco Resorts Macau”), a subsidiary of Melco Resorts & Entertainment Limited (“Melco”), which holds the gaming concession in Macau, for the operations of the gaming area at Studio City (“Studio City Casino”). Melco’s ADSs are listed on the Nasdaq Global Select Market in the U.S.
Studio City International authorized two classes of ordinary shares, the Class A ordinary shares and the Class B ordinary shares, in each case with a par value of $0.0001 each. The Class A ordinary share and Class B ordinary share have the same rights, except that holders of the Class B ordinary shares do not have any right to receive dividends or distributions upon the liquidation or winding up of Studio City International or to otherwise share in profits and surplus assets. MCO Cotai Investments Limited, a subsidiary of Melco, through its ownership of the Class A ordinary shares, is the controlling shareholder of Studio City International. New Cotai, LLC (“New Cotai”), a private company organized in the U.S., is the holder of all outstanding Class B ordinary shares which have only voting and no economic rights. New Cotai has a non-voting,
non-shareholding
economic participation interest (“Participation Interest”) in MSC Cotai Limited (“MSC Cotai”), a subsidiary of Studio City International, which entitles New Cotai to receive from MSC Cotai an amount equal to a certain percentage of the amount of any distribution, dividend or other consideration paid by MSC Cotai to Studio City International, subject to adjustments, exceptions and conditions as set out in the participation agreement (the “Participation Agreement”) entered into by MSC Cotai, New Cotai and Studio City International in 2018 (the “MSC Cotai’s Distribution”). The Participation Agreement also provides that New Cotai is entitled to exchange all or a portion of its Participation Interest for a number of Class A ordinary shares subject to adjustments, exceptions and conditions as set out in the Participation Agreement and a proportionate number of Class B ordinary shares will be deemed surrendered and automatically cancelled for no consideration as set out in the Participation Agreement when New Cotai exchanges all or a portion of the Participation Interest for Class A ordinary shares. As of December 31, 2023 and 2022, the Participation Interest entitled New Cotai to receive from MSC Cotai an amount equal to approximately 9.4% of the MSC Cotai’s Distribution in each of those years.
Melco International Development Limited (“Melco International”), a company listed in the Hong Kong Special Administrative Region of the People’s Republic of China (“Hong Kong”), is the single largest shareholder of Melco.

(b)	Recent Developments Related to Business Operations and COVID-19
The Company completed construction of its Studio City Phase 2 expansion before the extended deadline of June 30, 2023 for the development period under the Studio City land concession. The first stage of Studio City Phase 2 was opened in April 2023 while the second stage was opened in Septe
m
ber 2023.

F-1
4

STUDIO CITY INTERNATIONAL HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands, except share and per share data)

1.	ORGANIZATION AND BUSINESS - continued

(b)	Recent Developments Related to Business Operations and COVID-19 - continued

While the Company’s business continues to recover from the impact of, and disruptions caused by,
COVID-19,
the pace of recovery of the Company’s business from COVID-19 could vary materially from current estimates and could materially affect the Company’s business, prospects, financial cond iti
on and results of operations.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of Presentation and Principles of Consolidation
On December 16, 2022, the Macau government awarded a
ten-year
concession to operate games of fortune and chance in casinos in Macau (the “Concession”) to Melco Resorts Macau. The term of the Concession commenced on January 1, 2023 and ends on December 31, 2032. Under the Concession, Melco Resorts Macau is authorized to operate the Studio City Casino. On December 31, 2022, the previous gaming subconcession contract of Melco Resorts Macau to operate its gaming business in Macau expired, which coincided with the extended expiration date of all other concessions and subconcessions in Macau.
On June 23, 2022, Melco Resorts Macau and Studio City Entertainment Limited (“Studio City Entertainment”), a subsidiary of Studio City International, amended a services and right to use agreement dated May 11, 2007, as amended, together with related agreements (the “Studio City Casino Agreement”) to align such agreement with the enacted amendments to the Macau gaming law. Under the Studio City Casino Agreement, Melco Resorts Macau agreed to operate the Studio City Casino since the Company does not hold a gaming concession in Macau. In addition, certain conditions imposed by the Macau government relating to the previous agreement, including in relation to shareholding requirements for certain direct and indirect shareholders of Studio City Entertainment, were no longer applicable. Melco Resorts Macau deducts gaming taxes and the costs incurred in connection with its operations from Studio City Casino’s gross gaming revenues. The residual gross gaming revenues which the Company receives as revenue is captioned as revenue from casino contract.
In December 2015, Studio City International and certain of its subsidiaries entered into a master services agreement; and certain of its subsidiaries entered into related work agreements (collectively, the “Management and Shared Services Arrangements”) with certain of Melco’s subsidiaries with respect to services provided to and from Studio City, which expired in June 2022 and were extended to December 31, 2032 in March 2023.
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
The Company believes the costs incurred under the Studio City Casino Agreement and the allocation methods under the Management and Shared Services Arrangements are reasonable and the

F-1
5

S
TUDIO CITY INTERNATIONAL HOLDINGS LIMITED
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
Accounts receivable, including hotel and other receivables, are typically non-interest
bearing and are recorded at amortized cost. Accounts are written off when management deems it is probable the receivables are uncollectible. Recoveries of accounts previously written off are recorded when received. An estimated allowance for credit losses is maintained to reduce the Company’s receivables

F-1
6

STUDIO CITY INTERNATIONAL HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(f)	Accounts Receivable and Credit Risk - continued

to their carrying amounts, which reflects the net amount the Company expects to collect. The allowance for credit losses is estimated based on specific reviews of the age of the balances owed, the customers’ financial condition, management’s experience with the collection trends of the customers, current business and economic conditions, and management’s expectations of future business and economic conditions.
Management believes that as of December 31, 2023 and 2022, no significant concentrations of credit risk existed for which an allowance had not already been recorded.

(g)	Inventories
Inventories consist of retail merchandise, food and beverage items and certain operating supplies, which are stated at the lower of cost or net realizable value. Cost is calculated using the weighted average methods.

(h)	Prepaid Expenses and Other Current Assets
Prepaid expenses and other current assets represent current assets that are typically used up or expire within the normal operating cycle of the Company. The prepaid expenses as of December 31, 2023 and 2022 were $35,432 and $35,801, respectively, and the other current assets as of December 31, 2023 and 2022 were $3,565 and $2,920, respectively.

(i)	Property and Equipment
Property and equipment are stated at cost, net of accumulated depreciation and amortization, and accumulated impairment, if any. Gains or losses on dispositions of property and equipment are included in the accompanying consolidated statements of operations. Major additions, renewals and betterments are capitalized, while maintenance and repairs are expensed as incurred.
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
Interest, including amortization of deferred financing costs, associated with major development and construction projects is capitalized and included in the cost of the projects. The capitalization of interest ceases when the project is substantially completed or the development activity is substantially suspended. The amount to be capitalized is determined by applying the weighted average interest rate of the Company’s outstanding borrowings to the average amount of accumulated qualifying capital expenditures for assets under construction during the year. Total interest expense incurred amounted to $144,806, $141,977 and $114,694, of which $15,239, $49,619 and $23,727 were capitalized during the years ended December 31, 2023, 2022 and 2021, respectively.

(k)	Other Long-term Assets
Before the amendment of the Studio City Casino Agreement on June 23, 2022, other long-term assets, net represents the payments for the future economic benefits of certain property and equipment for the operation of Studio City Casino (the “Studio City Gaming Assets”), transferred from Melco Resorts Macau to the Company, less subsequent accumulated amortization and accumulated impairment, if any. After the amendment of the Studio City Casino Agreement on June 23, 2022, other long-term assets, net represents the payments to Melco Resorts Macau from the Company for the future economic benefits of the Studio City Casino Agreement for the operation of Studio City Casino, less subsequent accumulated amortization and accumulated impairment, if any.
Other long-term assets are amortized using the straight-line method over the respective estimated useful lives of the Studio City Gaming Assets, ranging from 2 to 10 years. The legal ownership of the Studio City Gaming Assets was previously retained by Melco Resorts Macau. The Reversion Assets (as defined in Note 5) (including certain of the Studio City Gaming Assets) that reverted to the Macau government at the expiration of the previous gaming
subconcession on December 31, 2022, are currently owned by the Macau government. Effective as of January 1, 2023, the Reversion Assets were transferred by the Macau government to Melco Resorts Macau for the duration of the Concession, in return for annual payments for the right to use and operate the Reversion Assets as disclosed in Note 5.
The cost of the other long-term assets is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of an item of the Studio City Gaming Assets in Studio City Casino. Generally, any gain or loss arising on the disposal or retirement of cost of other long-term assets is determined as the difference between the sale proceeds and the carrying amount of the future economic benefits of the Studio City Casino Agreement generated from an item of the Studio City Gaming Assets and is recognized in the accompanying consolidated statements of operations.

(l)	Intangible Assets
Intangible assets are amortized over their useful lives unless their lives are determined to be indefinite in which case they are not amortized. Intangible assets are stated at cost, net of accumulated amortization. The Company’s intangible assets, which are finite-lived, consist of internal-use
software. Finite-lived intangible assets are amortized over the shorter of their contractual terms or estimated useful lives on a straight-line basis.
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

8

STUDIO CITY INTERNATIONAL HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(l)	Intangible Assets - continued

substantially complete and ready for its intended use. Costs of specified upgrades and enhancements to the internal-use
software are capitalized, while costs associated with preliminary project stage activities, training, maintenance and all other post-implementation stage activities are expensed as incurred.

(m)	Impairment of Long-lived Assets
The Company evaluates the long-lived assets with finite lives to be held and used for impairment whenever indicators of impairment exist. The Company then compares the estimated future cash flows of the assets, on an undiscounted basis, to the carrying values of the assets. Estimating future cash flows of the assets involves significant assumptions, including future revenue growth rates, future market conditions and gross margin. If the undiscounted cash flows exceed the carrying values, no impairments are indicated. If the undiscounted cash flows do not exceed the carrying values, then an impairment charge is recorded based on the fair values of the assets, typically measured using a discounted cash flow model involving significant assumptions, such as discount rates
. I
f an asset is still under development, future cash flows include remaining construction costs.
No impairment of long-lived assets was recognized during the years ended December 31, 2023 and 2022. During the year ended December 31, 2021, an
impairment of long-lived assets of
$
1,500
for property and equipment, mainly due to reconfigurations and renovations at Studio City, was recognized and included in property charges and other in the accompanying consolidated statements of operations.

(n)	Deferred Financing Costs
Direct and incremental costs incurred in obtaining loans or in connection with the issuance of long-term debt are capitalized and amortized to interest expense over the terms of the related debt agreements using the effective interest method. Deferred financing costs incurred in connection with the issuance of revolving credit facilities are included in other assets, either current or non-current,
in the accompanying consolidated balance sheets, based on the maturity of each revolving credit facility. All other deferred financing costs are presented as a reduction of long-term debt in the accompanying consolidated balance sheets.

(o)	Land Use Right
Land use right represents the upfront land premium paid for the use of land held under an
operating lease, which is
stated
at cost
, net of
accumulated amortization. Amortization is provided over the estimated term of the land use right of 40 years on a straight-line basis.

(p)	Leases
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

F-
19

STUDIO CITY INTERNATIONAL HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(p)	Leases - continued

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
non-lease
components are accounted for separately.

(q)	Revenue Recognition
The Company’s revenues from contracts with customers consist of revenue from casino contract, sales of rooms, food and beverage, entertainment, retail and other goods and services.
Revenue from casino contract represents revenue arising from the Studio City Casino Agreement for the operations of Studio City Casino by Melco Resorts Macau. Under the Studio City Casino Agreement, Melco Resorts Macau deducts gaming taxes and the costs incurred in connection with its operations from Studio City Casino’s gross gaming revenues, including the standalone selling prices of complimentary services within Studio City provided to the Studio City gaming patrons of Studio City Casino. The residual amount which the Company receives as revenue is captioned as revenue from casino contract. The Company has concluded that it is not the controlling entity to the arrangements and recognizes the revenue from casino contract on a net basis.
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
The Company follows the accounting standards for reporting revenue gross as a principal versus net as an agent, when accounting for the operations of one of its externally managed hotels and concluded that it is the controlling entity and is the principal to this arrangement. For the operations of this externally managed hotel, as the Company is the owner of the hotel property, the hotel manager operates the hotel under a management agreement providing management services to the Company, and the Company receives all rewards and takes substantial risks associated with the hotel’s business, it is the principal and the transactions are, therefore, recognized on a gross basis.

F-2
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
Contract and Contract-Related Liabilities
In providing goods and services to customers, there may be a timing difference between cash receipts from customers and recognition of revenues, resulting in a contract or contract-related liability. The Company’s primary types of liabilities related to contracts with customers are advance deposits on rooms and advance ticket sales which represent cash received in advance for goods or services yet to be provided. These amounts are included in accrued expenses and other current liabilities on the accompanying consolidated balance sheets and will be recognized as revenues when the goods or services are provided or the events are held. Decreases in this balance generally represent the recognition of revenues and increases in the balance represent additional deposits made by customers. The deposits are expected to primarily be recognized as revenues within one year. Advance customer deposits and ticket sales of $4,432 as of December 31, 2023 increased by $2,639 from the balance of $1,793 as of December 31, 2022. Advance customer deposits and ticket sales of $1,793 as of December 31, 2022 decreased by $466 from the balance of $2,259 as of December 31, 2021.

(r)	Pre-opening Costs
Pre-opening
costs represent personnel, marketing and other costs incurred prior to the opening of new or start-up
operations and are expensed as incurred. During the years ended December 31, 2023, 2022 and 2021, the Company incurred pre-opening
costs in connection with the development of Studio City Phase 2 and other one-off
activities related to the marketing of new facilities and operations of Studio City.

(s)	Advertising and Promotional Costs
The Company expenses advertising and promotional costs the first time the advertising takes place or as incurred. Advertising and promotional costs included in the accompanying consolidated statements of operations were $22,668, $3,692 and $4,977 for the years ended December 31, 2023, 2022 and 2021, respectively.

(t)	Interest Income
Interest income is recorded on an accrual basis at the stated interest rate and is recorded in interest income in the accompanying consolidated statements of operations.

(u)	Foreign Currency Transactions and Translations
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
The functional currency of Studio City International is the U.S. dollar (“$” or “US$”) and the functional currency of most of Studio City International’s foreign subsidiaries is the local currency in which the subsidiary operates. All assets and liabilities are translated at the rates of exchange prevailing

F-2
1

STUDIO CITY INTERNATIONAL HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

( u )	Foreign Currency Transactions and Translations - continued

at the balance sheet date and all income and expense items are translated at the average rates of exchange over the year. All exchange differences arising from the translation of foreign subsidiaries’ financial statements are recorded as a component of other comprehensive income (loss).

(v)	Comprehensive Loss and Accumulated Other Comprehensive Losses
Comprehensive loss includes net loss and other
non-shareholder
changes in equity, or other comprehensive income (loss) and is reported in the accompanying consolidated statements of comprehensive loss.
As of December 31, 2023 and 2022, the Company’s accumulated other comprehensive losses consisted solely of foreign currency translation adjustments, net of tax and participation interest.

(w)	Income Tax
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

(x)	Net Loss Attributable to Studio City International Holdings Limited Per Class A Ordinary Share
Basic net loss attributable to Studio City International Holdings Limited per Class A ordinary share is calculated by dividing the net loss attributable to Studio City International Holdings Limited by the weighted average number of Class A ordinary shares outstanding during the year.
Diluted net loss attributable to Studio City International Holdings Limited per Class A ordinary share is calculated by dividing the net loss attributable to Studio City International Holdings Limited adjusted for participation interest by the weighted average number of Class A ordinary shares outstanding during the year adjusted to include the number of additional Class A ordinary shares that would have been outstanding if potential dilutive securities had been issued and the if-converted
method is applied for the potential dilutive effect of the exchange of Class B ordinary shares for the proportionate number of Class A ordinary shares. During the years ended December 31, 2023 and 2021, there were no potentially dilutive securities issued or outstanding.
Basic and diluted net loss attributable to Studio City International Holdings Limited per Class A ordinary share does not include Class B ordinary shares as such shares do not participate in the loss of

F-2
2

STUDIO CITY INTERNATIONAL HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(x)	Net Loss Attributable to Studio City International Holdings Limited Per Class A Ordinary Share - continued

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
The weighted average number of Class A ordinary shares used in the calculation of basic and diluted net loss attributable to Studio City International Holdings Limited per Class A ordinary share consisted of the following:

	Year Ended December 31,
	2023	2022	2021
Weighted average number of Class A ordinary shares outstanding used in the calculation of basic net loss attributable to Studio City International Holdings Limited per Class A ordinary share	770,352,700	710,582,947	370,352,700

Incremental weighted average number of Class A ordinary shares from assumed exchange of Class B ordinary shares to Class A ordinary shares under the if-converted method	—	72,511,760	—

Weighted average number of Class A ordinary shares outstanding used in the calculation of diluted net loss attributable to Studio City International Holdings Limited per Class A ordinary share	770,352,700	783,094,707	370,352,700

Anti-dilutive Class A ordinary shares under the if-converted method excluded from the calculation of diluted net loss attributable to Studio City International Holdings Limited per Class A ordinary share	72,511,760	—	72,511,760

(y)	Recent Changes in Accounting Standards
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

F-2
3

STUDIO CITY INTERNATIONAL HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands, except share and per share data)

3.	CASH, CASH EQUIVALENTS AND RESTRICTED CASH
Cash, cash equivalents and restricted cash reported within the accompanying consolidated statements of cash flows consisted of the following:

	December 31,
	2023	2022
Cash	$44,309	$54,340
Cash equivalents	183,731	455,183

Total cash and cash equivalents	228,040	509,523
Non-current portion of restricted cash	130	130

Total cash, cash equivalents and restricted cash	$228,170	$509,653

4.	ACCOUNTS RECEIVABLE, NET
Components of accounts receivable, net are as follows:

	December 31,
	2023	2022

Hotel	$1,833	$250
Other	458	13

Sub-total	2,291	263
Less: allowances for credit losses	(10)	—

Accounts receivable, net	$2,281	$263

The Company’s allowances for credit losses as of December 31, 2023 were from its hotel receivables.
Movement in the allowances for credit losses are as follows:

	Year Ended December 31,
	2023	2022	2021
Balance at beginning of year	$—	$—	$976
Provision for credit losses	10	—	—
Write-offs	—	—	(970)
Effect of exchange rate	—	—	(6)

Balance at end of year	$10	$—	$—

F-2
4

STUDIO CITY INTERNATIONAL HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands, except share and per share data)

5.	PROPERTY AND EQUIPMENT, NET

	December 31,
	2023	2022
Buildings	$3,384,762	$2,301,644
Furniture, fixtures and equipment	301,910	286,436
Leasehold improvements	134,091	110,981
Motor vehicles	2,717	2,596
Construction in progress	881	1,079,112

Sub-total	3,824,361	3,780,769
Less: accumulated depreciation and amortization	(1,048,555)	(912,705)

Property and equipment, net	$2,775,806	$2,868,064

The depreciation and amortization expenses of property and equipment recognized for the years ended December 31, 2023, 2022 and 2021 were $158,746, $113,028 and $111,335, respectively.
Under the terms of the Macau gaming law and the Concession, the gaming and gaming support areas comprising the Studio City Casino with an area of 28,784.3 square meters with its land lease right held by Studio City Developments
 Limited (“Studio City Developments”), a subsidiary of Studio City International
, and related gaming
equipment and utensils (collectively referred to as the “Reversion Assets
”), which were reverted to the Macau government without compensation and free and clear from any charges or encumbrances on December 31, 2022 at the expiration of the previous
 gaming
 subconcession. Effective as of January 1, 2023, the Reversion Assets were transferred by the Macau government to Melco Resorts Macau for the duration of the Concession, in return for annual payments for the right to use and operate the Reversion Assets. The Reversion Assets are currently owned by the Macau government and Melco Resorts Macau pays an annual fee of MOP0.75 (equivalent to $0.09) per square meter of the casino for years 1 to 3 of the Concession, subject to a consumer price index increase in years 2 and 3 of the Concession and such fee will increase to MOP2.5 (equivalent to $0.3) per square meter of the casino for years 4 to 10 of the Concession, subject to a consumer price index increase in years 5 to 10 of the Concession. Part of these Reversion Assets that reverted to the Macau government on December 31, 2022, and included in the above table, consisted of the cost and accumulated depreciation of buildings as of December 31, 2022 of $144,824 and $41,976, respectively.
As Studio City Casino continues to be operated with the Reversion Assets in the same manner as under the previous gaming subconcession, obtains substantially all of the economic benefits and bears all of the risks arising from the operation of these assets, as well as assuming Melco Resorts Macau will be successful in the awarding of a new concession upon expiry of the Concession, Melco Resorts Macau and Studio City Developments continue to recognize these Reversion Assets as property and equipment over their remaining estimated useful lives.

F-2
5

STUDIO CITY INTERNATIONAL HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands, except share and per share data)

6.	INTANGIBLE ASSETS, NET

	December 31,
	2023	2022
Finite-lived intangible assets:

Internal-use software	$4,199	$4,200
Less: accumulated amortization	(4,194)	(2,827)

Intangible assets, net	$5	$1,373

The amortization expenses of
internal
-use
software recognized for the years ended December
31, 2023, 2022 and 2021 were $
1,364
, $
1,396
and $
1,401
, respectively.
As of December 31, 2023, the estimated future amortization expenses of internal-use
software are as follows:

Year ending December 31, 2024	$5

$5

7.	LONG-TERM PREPAYMENTS, DEPOSITS AND OTHER ASSETS
Long-term prepayments, deposits and other assets consisted of the following:

	December 31,
	2023	2022

Other long-term assets	$22,327	$16,824
Less: accumulated amortization	(10,289)	(4,309)

Other long-term assets, net	12,038	12,515
Long-term prepayments	9,217	29,250
Other deposits and other	5,323	4,582
Deposits for acquisition of property and equipment	931	1,645
Deferred financing costs, net	278	333

Long-term prepayments, deposits and other assets	$27,787	$48,325

The amortization expenses of other long-term assets recognized for the years ended December 31, 2023, 2022 and 2021 were $
5,985
, $
9,232
and $
11,573
, respectively.

8.	LAND USE RIGHT, NET

	December 31,
	2023	2022
Cost	$177,738	$177,790
Less: accumulated amortization	(72,434)	(69,145)

Land use right, net	$105,304	$108,645

F-2
6

STUDIO CITY INTERNATIONAL HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands, except share and per share data)

9.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	December 31,
	2023	2022

Property and equipment payables	$45,499	$87,701
Interest expense payable	60,522	63,371
Operating expense and other accruals and liabilities	23,970	11,728
Advance customer deposits and ticket sales	4,432	1,793
Operating lease liabilities	1,091	1,095

Accrued expenses and other current liabilities	$135,514	$165,688

10.	LONG-TERM DEBT, NET
Long-term debt, net consisted of the following:

	December 31,
	2023	2022
Senior Notes
202 0 6 .000% SC Notes, due 202 5 (net of unamortized deferred financing costs of $ 1,320 and $ 2,692 , respectively)	$395,680	$497,308
2020 6.500% SC Notes, due 2028 (net of unamortized deferred financing costs of $2,970 and $3,598, respectively)	497,030	496,402
2021 5.000% Studio City Notes, due 2029 (net of unamortized deferred financing costs and original issue premiums of $ 3,626 and $ 4,228 , respectively)	1,096,374	1,095,772
202 2 7 .000% Studio City Secured Notes, due 202 7 (net of unamortized deferred financing costs of $ 4,039 and $ 5,134 , respectively)	345,961	344,866

Credit Facilities
2016 Studio City Credit Facilities (1)	128	128

Long-term debt, net	$2,335,173	$2,434,476

(1)
As of December 31, 2023 and 2022, the unamortized deferred financing costs related to the 2016 SC Revolving Credit Facility of the 2016 Studio City Credit Facilities of $

and $

are included in long-term prepayments, deposits and other assets in the accompanying consolidated balance sheets, respectively.

(a)	Senior Notes
2020 Studio City Notes
On July 15, 2020, Studio City Finance Limited (“Studio City Finance”), a subsidiary of Studio City International, issued $500,000 in aggregate principal amount of 6.000% senior notes due July 15, 2025 at an issue price of 100% of the principal amount (the “2020 6.000% SC Notes”) and $500,000 in aggregate principal amount of 6.500% senior notes due J anuary 15, 2028
at an issue price of 100% of the principal amount (the “2020 6.500% SC Notes” and together with 2020 6.000% SC Notes, the “2020 Studio City Notes”). The interest on the 2020 6.000% SC Notes and 2020 6.500% SC Notes is accrued at a rate of

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
The net proceeds from the offering of the 2020 Studio City Notes were partially used to redeem in full the previous senior secured notes of Studio City Company Limited (“Studio City Company”), a subsidiary of Studio City International and with the remaining amount used for the capital expenditures of the remaining development project at Studio City.
All of the existing subsidiaries of Studio City Finance and any other future restricted subsidiaries that provide guarantees of certain specified indebtedness (including the 2016 Studio City Credit Facilities as defined below) (the “2020 Studio City Notes Guarantors”) jointly, severally and unconditionally guarantee the 2020 Studio City Notes on a senior basis (the “2020 Studio City Notes Guarantees”). The 2020 Studio City Notes Guarantees are general obligations of the 2020 Studio City Notes Guarantors, rank equally in right of payment to all existing and future senior indebtedness of the 2020 Studio City Notes Guarantors and rank senior in right of payment to any existing and future subordinated indebtedness of the 2020 Studio City Notes Guarantors. The 2020 Studio City Notes Guarantees are effectively subordinated to the 2020 Studio City Notes Guarantors’ obligations under all existing and any future secured indebtedness to the extent of the value of such property and assets securing such indebtedness.
On or after July 15, 2022, Studio City Finance has the option to redeem all or a portion of the 2020 6.000% SC Notes at any time at fixed redemption prices that decline ratably over time. On or after July 15, 2023, Studio City Finance has the option to redeem all or a portion of the 2020 6.500% SC Notes at any time at fixed redemption prices that decline ratably over time. In addition, under certain circumstances and subject to certain exceptions as more fully described in the indenture governing the 2020 Studio City Notes, Studio City Finance has the option to redeem in whole, but not in part the 2020 Studio City Notes at fixed redemption prices. In certain events that relate to a change of control or a termination of the gaming concession of Melco Resorts Macau and subject to certain exceptions as more fully described in the indenture governing the 2020 Studio City Notes, each holder of the 2020 Studio City Notes will have the right to require Studio City Finance to repurchase all or any part of such holder’s 2020 Studio City Notes at a fixed redemption price.
On November 9, 2023, Studio City Finance initiated a cash tender offer (the “Tender Offer”) which expired on December 8, 2023, subject to the terms and conditions, to purchase for up to an aggregate principal amount of
$75,000
of the 2020
6.000
% SC Notes. On November 24, 2023, Studio City Finance amended and increased the aggregate principal amount of the Tender Offer of the 2020
6.000
% SC Notes from $
75,000
to
$
100,000
(the maximum tender amount), with all other terms and conditions of the Tender Offer remained unchanged as a result of an aggregate principal amount of
$
317,461

of the 2020 6.000% SC Notes was tendered on the early tender date on November 22, 2023. Studio City Finance accepted for purchase an aggregate principal amount of
$
100,000

of the 2020 6.000% SC Notes that were validly tendered (and not validly withdrawn) pursuant to the Tender Offer, as amended, and settled the purchase on November 28,

8

STUDIO CITY INTERNATIONAL HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands, except share and per share data)

10.	LONG-TERM DEBT, NET - CONTINUED

(a)	Senior Notes - continued
2020 Studio City Notes
 - continued

2023. In connection with such purchase, the Company recorded a gain on extinguishment of debt of
$1,495 during the year ended December 31, 2023. As of December 31, 2023, the outstanding principal amount of the 2020 6.000% SC Notes was $397,000.
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
There are provisions under the indenture governing the 2020 Studio City Notes that limit or prohibit certain payments of dividends and other distributions by Studio City Finance and its restricted subsidiaries to companies or persons who are not Studio City Finance or restricted subsidiaries of Studio City Finance, subject to certain exceptions and conditions. As of December 31, 2023, the net assets of Studio City Finance and its restricted subsidiaries of approximately $740,000 were restricted from being distributed under the terms of the 2020 Studio City Notes.
2021 5.000% Studio City Notes
On January 14, 2021, Studio City Finance issued
$
750,000
 in aggregate principal amount of 5.000% senior notes due January 15, 2029 at an issue price of 100% of the principal amount (the “First 2021 5.000% Studio City Notes”); and on May 20, 2021, Studio City Finance further issued
$
350,000
 in aggregate principal amount of 5.000% senior notes due January 15, 2029 at an issue price of 101.50% of the principal amount (the “Additional 2021 5.000% Studio City Notes” and together with the First 2021 5.000% Studio City Notes, the “2021 5.000% Studio City Notes”). The Additional 2021 5.000% Studio City Notes are consolidated and form a single series with the First 2021 5.000% Studio City Notes. The interest on the 2021 5.000% Studio City Notes is accrued at a rate of 5.000% per annum, payable semi-annually in arrears on January 15 and July 15 of each year and commenced on July 15, 2021. The 2021 5.000% Studio City Notes are general obligations of Studio City Finance, rank equally in right of payment to all existing and future senior indebtedness of Studio City Finance, rank senior in right of payment to any existing and future subordinated indebtedness of Studio City Finance and are effectively subordinated to all of Studio City Finance’s existing and future secured indebtedness to the extent of the value of the property and assets securing such indebtedness.
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
All of the existing subsidiaries of Studio City Finance and any other future restricted subsidiaries that provide guarantees of certain specified indebtedness (including the 2016 Studio City Credit Facilities) (the “2021 5.000% Studio City Notes Guarantors”) jointly, severally and unconditionally guarantee the 2021

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
At any time prior to January 15, 2024, Studio City Finance had the options i) to redeem all or a portion of the 2021 5.000% Studio City Notes at a “make-whole” redemption price; and ii) to redeem up to 35% of the 2021 5.000% Studio City Notes with the net cash proceeds of certain equity offerings at a fixed redemption price. Thereafter, Studio City Finance has the option to redeem all or a portion of the 2021 5.000% Studio City Notes at any time at fixed redemption prices that decline ratably over time. Further, under certain circumstances and subject to certain exceptions as more fully described in the indenture governing the 2021 5.000% Studio City Notes, Studio City Finance also has the option to redeem in whole, but not in part the 2021 5.000% Studio City Notes at fixed redemption prices. In certain events that relate to a change of control or a termination of the gaming concession of Melco Resorts Macau and subject to certain exceptions as more fully described in the indenture governing the 2021 5.000% Studio City Notes, each holder of the 2021 5.000% Studio City Notes will have the right to require Studio City Finance to repurchase all or any part of such holder’s 2021 5.000% Studio City Notes at a fixed redemption price.
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
There are provisions under the indenture governing the 2021 5.000% Studio City Notes that limit or prohibit certain payments of dividends and other distributions by Studio City Finance and its restricted subsidiaries to companies or persons who are not Studio City Finance or restricted subsidiaries of Studio City Finance, subject to certain exception
s and
conditions. As of December 31, 2023, the net assets of Studio City Finance and its restricted subsidiaries of approximately $740,000 were restricted from being distributed under the terms of the 2021 5.000% Studio City Notes.
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
2022 7.000% Studio City Secured Notes
 - continued

August 15 of each year and commenced on August 15, 2022. The 2022 7.000% Studio City Secured Notes are senior secured obligations of Studio City Company, rank equally in right of payment to all existing and future senior indebtedness of Studio City Company (although any liabilities in respect of obligations under the 2016 Studio City Credit Facilities that are secured by common collateral securing the 2022 7.000% Studio City Secured Notes will have priority over the 2022 7.000% Studio City Secured Notes with respect to any proceeds received upon any enforcement action of such common collateral) and rank senior in right of payment to any existing and future subordinated indebtedness of Studio City Company and effectively subordinated to Studio City Company’s existing and future secured indebtedness that is secured by assets that do not secure the 2022 7.000% Studio City Secured Notes, to the extent of the assets securing such indebtedness. The net proceeds from the offering of the 2022 7.000% Studio City Secured Notes were used to fund the capital ex
p
enditures of the remaining development project at Studio City and for general corporate purposes.
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
At any time prior to February 15, 2024, Studio City Company had the options i) to redeem all or a portion of the 2022 7.000% Studio City Secured Notes at a “make-whole” redemption price; and ii) to redeem up to
 35%
of the 2022 7.000% Studio City Secured Notes with the net cash proceeds of certain equity offerings at a fixed redemption price. Thereafter, Studio City Company has the option to redeem all or a portion of the 2022 7.000% Studio City Secured Notes at any time at fixed redemption prices that decline ratably over time. Further, under certain circumstances and subject to certain exceptions as more fully described in the indenture governing the 2022 7.000% Studio City Secured Notes, Studio City Company also has the option to redeem in whole, but not in part the 2022 7.000% Studio City Secured Notes at fixed redemption

F-
3
1

STUDIO CITY INTERNATIONAL HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands, except share and per share data)

10.	LONG-TERM DEBT, NET - CONTINUED

(a)	Senior Notes - continued
2022 7.000% Studio City Secured Notes
 - continued

prices. In certain events that relate to a change of control or a termination of the gaming concession of Melco Resorts Macau and subject to certain exceptions as more fully described in the indenture governing the 2022 7.000% Studio City Secured Notes, each holder of the 2022 7.000% Studio City Secured Notes will have the right to require Studio City Company to repurchase all or any part of such holder’s 2022 7.000% Studio City Secured Notes at a fixed redemption price.
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
There are provisions under the indenture governing the 2022 7.000% Studio City Secured Notes that limit or prohibit certain payments of dividends and other distributions by Studio City Company, Studio City Investments and their respective restricted subsidiaries to companies or persons who are not Studio City Company, Studio City Investments and their respective restricted subsidiaries, subject to certain exceptions and conditions. As of December 31, 2023, the net assets of Studio City Investments and its restricted subsidiaries of approximately $675,000 were restricted from being distributed under the terms of the 2022 7.000% Studio City Secured Notes.

(b)	Credit Facilities
2016 Studio City Credit Facilities
On November 30, 2016, Studio City Company (the “Studio City Borrower”) amended and restated the Studio City Borrower’s prior senior secured credit facilities agreement from HK
$
10,855,880
(equivalent to
$1,395,357)
to a HK
$
234,000

(equivalent to $30,077) senior secured credit facilities agreement (the “2016 Studio City Credit Facilities”), comprising a HK
$
1,000
(equivalent to $129) term loan facility (the “2016 SC Term Loan Facility”) and a HK
$233,000
(equivalent to
 $
29,948)

revolving credit facility (the “2016 SC Revolving Credit Facility”). As of December 31, 2023, the outstanding principal amount of the 2016 SC Term Loan Facility and the 2016 SC Revolving Credit Facility were HK$1,000 (equivalent to $
128)

and nil, respectively, and the available unused borrowing capacity under the 2016 SC Revolving Credit Facility was HK
$233,000 (equivalent to $29,827).
On March 15, 2021, Studio City Company amended the terms of the 2016 Studio City Credit Facilities, including the extension of the maturity date for the 2016 SC Term Loan Facility and the 2016 SC Revolving Credit Facility from November 30, 2021 to January 15, 2028
(the “Extended Maturity Date”). The 2016 SC Term Loan Facility shall be repaid at the Extended Maturity Date with no interim amortization payments. The 2016 SC Revolving Credit Facility is available up to the date that is one month prior to the

F-3
2

S
TUDIO CITY INTERNATIONAL HOLDINGS LIMITED
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
The indebtedness under the 2016 Studio City Credit Facilities is guaranteed by Studio City Investments and its subsidiaries (other than the Studi
o
City Borrower). Security for the 2016 Studio City Credit Facilities includes a first-priority mortgage over any rights under the land concession contract of Studio City and an assignment of certain leases or rights to use agreements; as well as other customary security. The 2016 Studio City Credit Facilities contain certain affirmative and negative covena nts custo
mary for such financings, as well as affirmative, negative and financial covenants aligned with those of certain other financings at Studio City Finance. Certain specified bank accounts of Melco Resorts Macau are pledged under 2016 Studio City Credit Facilities and related finance documents. The 2016 Studio City Credit Facilities are secured by substantially all of the material assets of Studio City Investments and its subsidiaries.
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
There are provisions that limit certain payments of dividends and other distributions by the 2016 Studio City Borrowing Group to companies or persons who are not members of the 2016 Studio City Borrowing Group. As of December 31, 2023, the net assets of Studio City Investments and its restricted subsidiaries of approximately $675,000 were restricted from being distributed under the terms of the 2016 Studio City Credit Facilities.

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
2016 Studio City Credit Facilities
 - continued

Borrowings under the 2016 Studio City Credit Facilities bear interest at the Hong Kong Interbank Offered Rate plus a margin of
4
% per annum. The Studio City Borrower may select an interest period for borrowings under the 2016 Studio City Credit Facilities ranging from one to six months or any other agreed period. The Studio City Borrower is obligated to pay a commitment fee on the undrawn amount of the 2016 SC Revolving Credit Facility and recognized loan commitment fees of $
417
, $

and $

during the years ended December 31, 2023, 2022 and 2021, respectively.

(c)	Borrowing Rates and Scheduled Maturities of Long-term Debt
During the years ended December 31, 2023, 2022 and 2021, the Company’s average borrowing rates were approximately
5.80%,
5.77% and 5.69% per annum, respectively.
Scheduled maturities of the long-term debt (excluding unamortized deferred financing costs and original issue premiums) as of December 31, 2023 are as follows:

Year ending December 31,
2024	$—
2025	397,000
2026	—
2027	350,000
2028	500,128
Over 2028	1,100,000

$2,347,128

11.	LEASES
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
The components of operating lease costs are as follows:

	Year Ended December 31,
	2023	2022	2021
Amortization of land use right	$3,302	$3,300	$3,325
Operating lease costs	1,072	1,078	1,094

Total operating lease costs	$4,374	$4,378	$4,419

F-3
4

STUDIO CITY INTERNATIONAL HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands, except share and per share data)

11.	LEASES - continued
Lessee Arrangements
 - continued

Other information related to lease terms and discount rates of operating leases is as follows:

	December 31,
	2023	2022
Weighted average remaining lease term	31.8 years	32.9 years
Weighted average discount rate	7.81%	7.00%
Maturities of operating lease liabilities as of December 31, 2023 are as follows:

Year ending December 31,
202 4	$1,127
2025	1,127
202 6	1,127
202 7	1,127
2028	1,127
Over 2028	30,213

Total future minimum lease payments	35,848
Less: amount representing interest	(22,507)

Present value of future minimum lease payments	13,341
Current portion	(1,091)

Non-current portion	$12,250

Lessor Arrangements
The Company is the lessor under
non-cancellable
operating leases mainly for mall spaces in Studio City with various retailers that expire at various dates through December 2035. Certain of the operating leases include minimum base fees with contingent fee clauses based on percentages of turnover.
During the years ended December 31, 2023, 2022 and 2021, the Company earned minimum operating lease income of $4,393, $3,714 and $7,125, respectively, and contingent operating lease income of $3,111, $449 and $1,638, respectively. Total lease income for the years ended December 31, 2023, 2022 and 2021 were reduced by $41, $198 and nil, respectively, as a result of the rent concessions related to the effects of the
COVID-19
outbreak.
Future minimum fees, excluding the contingent fees to be received under non-cancellable
operating leases as of December 31, 2023 were as follows:

Year ending December 31,
2024	$6,262
2025	5,824
2026	5,066
2027	3,767
2028	3,082
Over 2028	3,066

$27,067

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

The carrying values of cash equivalents, long-term deposits and other long-term liabilities approximated fair value
s
and were classified as level 2 in the fair value hierarchy.
The estimated fair values of long-term debt as of December 31, 2023 and 2022, were approximately $2,113,560 and $1,959,195, respectively, as compared to their carrying values, excluding unamortized deferred financing costs and original issue premiums, of $2,347,128 and $2,450,128, respectively.
Fair values were estimated using quoted market prices and were classified as level 1 in the fair value hierarchy for the 2020 Studio City Notes, 2021 5.000% Studio City Notes and the 2022 7.000% Studio City Secured Notes. Fair value for the 2016 Studio City Credit Facilities approximated its carrying value as the instrument carried variable interest rates that approximated the market rates and was classified as level 2 in the fair value hierarchy.
As of December 31, 2023 and 2022, the Company did not have any non-financial
assets or liabilities that were recognized or disclosed at fair value in the accompanying consolidated financial statements.

13.	CAPITAL STRUCTURE
During February and March 2022, Studio City International, respectively, announced and completed a series of private offers (the “2022 Private Placements”) of 400,000,000 Class A ordinary shares to certain existing shareholders and holders of its ADSs, including Melco, with gross proceeds amounting to $300,000 and offering expenses of $841. The 2022 Private Placements resulted in an adjustment to the carrying amount of the Participation Interest with a corresponding increase in the Company’s additional paid-in
capital.
As of December 31, 2023 and 2022, Studio City International’s authorized share capital was 1,927,488,240 Class A ordinary shares and 72,511,760 Class B ordinary shares of a par value of $0.0001 each. As of December 31, 2023 and 2022, 770,352,700 Class A ordinary shares and 72,511,760 Class B ordinary shares were issued and outstanding in each of those years.

F-3
6

STUDIO CITY INTERNATIONAL HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands, except share and per share data)

14.	INCOME TAXES
Loss before income tax c
onsi
sted of:

	Year Ended December 31,

	2023	2022	2021

Macau operations	$(25,450)	$(271,801)	$(191,655)
Hong Kong and other jurisdictions operations	(120,715)	(89,124)	(110,804)

Loss before income tax	$(146,165)	$(360,925)	$(302,459)

The income tax (benefit) expense consisted of:

	Year Ended December 31,

	2023	2022	2021

Income tax expense - current:
Hong Kong Profits Tax	$7	$1	$9

(Over) under provision of income taxes in prior years:
Macau Complementary Tax	—	—	(29)
Hong Kong Profits Tax	(15)	—	8

Sub-total	(15)	—	(21)

Income tax (benefit) expense - deferred:
Macau Complementary Tax	(73)	381	(445)

Total income tax (benefit) expense	$(81)	$382	$(457)

A reconciliation of the income tax (benefit) expense from loss before income tax per the accompanying consolidated statements of operations is as follows:

	Year Ended December 31,
	2023	2022	2021
Loss before income tax	$(146,165)	$(360,925)	$(302,459)
Macau Complementary Tax rate	12%	12%	12%
Income tax benefit at Macau Complementary Tax rate	(17,540)	(43,311)	(36,295)
Effect of different tax rates of subsidiaries operating in other jurisdictions	(5,432)	(3,449)	(5,385)
Over provision in prior years	(15)	—	(21)
Effect of income for which no income tax expense is payable	(2,191)	(1,438)	(534)
Effect of expenses for which no income tax benefit is receivable	6,338	16,560	20,970
Effect of profits exempted from Macau Complementary Tax	(61)	—	—
Effect of tax losses that cannot be carried forward	—	—	5,532
Changes in valuation allowances	1,515	16,202	(925)
Expired tax losses	17,305	15,818	16,201

Income tax (benefit) expense	$(81)	$382	$(457)

F-3
7

STUDIO CITY INTERNATIONAL HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands, except share and per share data)

14.	INCOME TAXES - continued

Studio City International and certain of its subsidiaries are exempt from tax in the Cayman Islands or British Virgin Islands (“BVI”), where they are incorporated, while one of these subsidiaries incorporated in BVI is subject to Hong Kong Profits Tax on income derived from Hong Kong during the years ended December 31, 2023, 2022 and 2021. The remaining subsidiaries of Studio City International incorporated in Macau and Hong Kong are subject to Macau Complementary Tax and Hong Kong Profits Tax, respectively, during the years ended December 31, 2023, 2022 and 2021.
Macau Complementary Tax and Hong Kong Profits Tax have been provided at 12% and 16.5% on the estimated taxable income earned in or derived from Macau and Hong Kong, respectively, during the years ended December 31, 2023, 2022 and 2021, if applicable.
Pursuant to the approval notice issued by the Macau government in January 2017, Studio City Entertainment was granted an extension of the Macau Complementary Tax exemption on profits generated from income received from Melco Resorts Macau under the Studio City Casino Agreement for an additional five years from 2017 to 2021, to the extent that such income was derived from Studio City gaming operations and had been subject to gaming tax. Studio City Entertainment applied for an extension of the Macau Complementary Tax exemption for 2022 and for the period from January 1, 2023 through December 31, 2027. These applications are subject to the discretionary approval of the Macau government. The non-gaming
profits and dividend distributions of Studio City Entertainment to its shareholders continue to be subject to the Macau Complementary Tax.
If Studio City Entertainment’s application for the extended exemption from Macau Complementary Tax on profits generated from income received from Melco Resorts Macau under the Studio City Casino Agreement will not be approved for the year ended December 31, 2023, the Company’s consolidated net loss attributable to Studio City International Holdings Limited for the year ended December 31, 2023 would have been increased by
$32, and diluted net loss attributable to Studio City International Holdings Limited per Class A ordinary share would have been increased by $0.00004 per share. During the years ended December 31, 2022 and 2021, Studio City Entertainment did not have any taxable income or profits generated from income received from Melco Resorts Macau under the Studio City Casino Agreement.
The effective tax rates for the years ended December 31, 2023, 2022 and 2021 were 0.1%, (0.1)% and 0.2%, respectively. Such rates differ from the statutory Macau Complementary Tax rate of 12%, where the majority of the Company’s operations are located, primarily due to effects of expired tax losses, expenses for which no income tax benefit is receivable, different tax rates of subsidiaries operating in other jurisdictions, income for which no income tax expense is payable and changes in valuation allowances for the relevant years together with the effect of tax losses that cannot be carried forward for the year ended December 31, 2021.

8

STUDIO CITY INTERNATIONAL HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands, except share and per share data)

14.	INCOME TAXES - continued

The net deferred tax liabilities as of December 31, 2023 and 2022 consisted of the following:

	December 31,
	2023	2022
Deferred tax assets:
Net operating losses carried forward	$43,938	$57,522
Depreciation and amortization	36,692	33,512
Lease liabilities	1,601	1,751
Others	165	154

Sub-total	82,396	92,939
Valuation allowances	(80,665)	(91,092)

Total deferred tax assets	1,731	1,847

Deferred tax liabilities:
Right-of-use assets	(1,394)	(1,576)
Unrealized capital allowances	(646)	(653)

Total deferred tax liabilities	(2,040)	(2,229)

Deferred tax liabilities, net	$(309)	$(382)

As of December 31, 2023 and 2022, valuation allowances of $80,665 and $91,092 were provided, respectively, as management believes it is more likely than not that these deferred tax assets will not be realized. As of December 31, 2023, adjusted operating tax losses carried forward, amounting to $100,763, $137,478 and $127,908 will expire in 2024, 2025 and 2026, respectively. Adjusted operating tax losses carried forward of $144,212 expired during the year ended December 31, 2023.
Deferred tax, where applicable, is provided under the asset and liability method at the enacted statutory income tax rate of the respective tax jurisdictions, applicable to the respective financial years, on the difference between the consolidated financial statements carrying amounts and income tax base of assets and liabilities.
Undistributed earnings of a foreign subsidiary of Studio City International available for distribution to Studio City International of approximately $745,689 and $745,397 as of
December 31, 2023 and 2022, respectively, are considered to be indefinitely reinvested. Accordingly, no provision has been made for the dividend withholding taxes that would be payable upon the distribution of those amounts to Studio City International. If those earnings were to be distributed or they were determined to be no longer permanently reinvested, Studio City International would have to record a deferred income tax liability in respect of those undistributed earnings of approximately $89,483 and $89,448 as of
December 31, 2023 and 2022, respectively.
The Company concluded that there were no significant uncertain tax positions requiring recognition in the accompanying consolidated financial statements for the years ended December 31, 2023, 2022 and 2021 and there are no material unrecognized tax benefits which would favorably affect the effective income tax rates in future periods. As of December 31, 2023 and 2022, there were no interest and penalties related to uncertain tax positions recognized in the accompanying consolidated financial statements. The Company does not anticipate any significant increases or decreases in unrecognized tax benefits within the next twelve months.

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
Certain restricted shares were approved by Melco be granted to the eligible management personnel of Melco in lieu of the bonus for their services performed during 2022 and 2021 under share incentive plan adopted by Melco in 2021 (the “Bonus Restricted Shares”). The Bonus Restricted Shares for 2022 and 2021 were granted in April 2023 and April 2022, respectively. The Bonus Restricted Shares vest immediately on their grant dates and the respective grant date fair value was determined with reference to the closing price of Melco’s ADS trading on the Nasdaq Global Select Market on the date of grant.
In accordance with the applicable accounting standards, the share-based compensation expenses related to the grant of Bonus Restricted Shares for 2022 and 2021 to the eligible management personnel of Melco, to the extent of services received by the Company, of $361 and $438 were recognized for the years ended December 31, 2022 and 2021, respectively, in the accompanying consolidated statements of operations with a corresponding increase in payables to affiliated companies as the amounts were charged to the Company by Melco and its subsidiaries under the Management and Shared Services Arrangements.

16.	EMPLOYEE BENEFIT PLANS
Eligible
employees of the Company are allowed to participate in defined contribution fund schemes operated by the Company (the “Defined Contribution Fund Schemes”) in Macau. The Company either contributes a fixed percentage of the eligible employees’ relevant income, a fixed amount or an amount which matches the contributions of the employees up to a certain percentage of relevant income to the Defined Contribution Fund Schemes. The Company’s contributions to the Defined Contribution Fund Schemes are vested with employees in accordance to vesting schedules, achieving full vesting of 10 years from the date of employment. The Defined Contribution Fund Schemes were established under trusts with the fund assets being held separately from those of the Company by independent trustees.
Employees employed by the Company in Macau are members of a government-managed social security fund scheme (the “Social Security Fund Scheme”), which is operated by the Macau government. The Company is required to pay monthly fixed contributions and meet the minimum mandatory requirement of the Social Security Fund Scheme to fund the benefits.
During the years ended December 31, 2023, 2022 and 2021, the Comp
a
ny’s contributions into these plans were $
40
, $
21
and $
8
, respectively.

17.	DISTRIBUTION OF PROFITS
Subsidiaries of Studio City International incorporated in Macau are required to set aside a minimum of 25% of the entity’s profit after tax to the legal reserve until the balance of the legal reserve reaches a level equivalent to 50% of the entity’s share capital in accordance with the provisions of the Macau Commercial Code.
The legal reserve is not available for distribution to the shareholders of the subsidiaries. The appropriation of the legal reserve is recorded in the subsidiaries’ financial statements in the year in which it is approved by the shareholders of the relevant subsidiaries. As of December 31, 2023 and 2022, the balance of the legal reserve amounted to
$
6

and $6, respectively.

F-4
0

STUDIO CITY INTERNATIONAL HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands, except share and per share data)

17.	DISTRIBUTION OF PROFITS - continued

The Company’s borrowings, subject to certain exceptions and conditions, contain certain restrictions on paying dividends and other distributions, as defined in the respective indentures governing the relevant senior notes and the credit facility agreement, and are disclosed in Note 10 under each of the respective borrowings.
During the years ended December 31, 2023, 2022 and 2021, Studio City International did not declare or pay any cash dividends on the ordinary shares. No dividends have been proposed since the end of the reporting period.

18.	COMMITMENTS AND CONTINGENCIES

(a)	Capital Commitments
As of December 31, 2023, the Company had capital commitments for the construction and acquisition of property and equipment totaling
$14,734.

(b)	Guarantee
Except as disclosed in Note 10, the Company has made the following significant guarantee as of December 31, 2023:
Trade Credit Facility
In October 2013, one of the Studio City International’s subsidiaries entered into a trade credit facility agreement for HK$200,000 (equivalent to $25,602) (“Trade Credit Facility”) with a bank to meet certain payment obligations of the Studio City project. The Trade Credit Facility which matured on August 31, 2023 was further extended to August 31, 2025, and is guaranteed by Studio City Company. As of December 31, 2023, approximately $640 of the Trade Credit Facility had been utilized.

(c )	Litigation
As of December 31, 2023, the Company was a party to certain legal proceedings which relate to matters arising out of the ordinary course of its business. Management believes that the outcomes of such proceedings have been adequately provided for or have no material impacts on the Company’s consolidated financial statements as a whole.
F-4
1

STUDIO CITY INTERNATIONAL HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands, except share and per share data)

19.	RELATED PARTY TRANSACTIONS
During the years ended December 31, 2023, 2022 and 2021, the Company entered into the following significant related party transactions:

		Year Ended December 31,
Related companies	Nature of transactions	2023	2022	2021

Transactions with affiliated companies

Melco and its subsidiaries	Revenues (services provided by the Company):
	Revenue from casino contract	$155,527	$(56,665)	$(1,455)
	Rooms and food and beverage (1)	111,438	25,039	48,978
	Services fee (2)	40,473	21,889	24,906
	Entertainment (1)	39,715	499	361

	Costs and expenses (services provided to the Company):
	Staff costs recharges (3) (4)	89,713	56,620	59,676
	Corporate services (5)	34,640	33,263	32,354
	Other services	20,936	17,705	16,696
	Staff costs for construction and renovation work capitalized (4)	4,674	11,864	11,362
	Purchases of goods and services	567	186	149

	Sale and purchase of assets:
	Sale of property and equipment and other long-term assets	914	8	1,695
	Transfer-in of other long-term assets	5,527	2,423	5,167
	Purchases of intangible assets	—	—	192

(1)
These revenues primarily represented the standalone selling prices of the complimentary services (including rooms, food and beverage and entertainment services) provided to Studio City Casino’s gaming patrons and charged to Melco Resorts Macau. For the years ended December 31, 2023, 2022 and 2021, the related party rooms and food and beverage revenues and entertainment revenues aggregated to $151,153, $25,538 and $49,339, respectively, of which $113,942, $22,884 and $44,117 related to Studio City Casino’s gaming patrons and $37,211, $2,654 and $5,222 related to non-Studio
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

Other Related Party Transactions
As of December 31, 2023 and 2022, Mr. Lawrence Yau Lung Ho, Studio City International’s director, and his controlled entity held an aggregate principal amount of $60,000 of senior notes issued by Studio City Finance in each of those years. As of December 31, 2023 and 2022, an independent director of Studio City

International held an aggregate principal amount of $600 and $400 of senior notes issued by Studio City Company, respectively.
During the years ended December 31, 2023, 2022 and 2021, total interest expense
of $3,300, $3,300 and $4,494 in relation to the senior notes issued by Studio City Finance, were paid or payable to Mr. Lawrence Yau Lung Ho and his controlled entity, respectively. During the years ended December 31, 2023 and 2022, total interest expense
of $30 and $14 in relation to the senior notes issued by Studio City Company, were paid or payable to the independent director of Studio City International, respectively.

(a)	Receivables from Affiliated Companies
The outstanding balances as of December 31, 2023 and 2022 are receivables from Melco’s subsidiaries mainly arising from operating income or prepayment of operating expenses, and are unsecured, non-interest
bearing and repayable on demand.

(b)	Payables to Affiliated Companies
The outstanding balances as of December 31, 2023 and 2022 are payables to Melco International and its subsidiaries mainly arising from operating expenses, and are unsecured, non-interest
bearing and repayable on demand.

20.	SEGMENT INFORMATION
The Company’s principal operating activities are engaged in the hospitality business and provision of services pursuant to a casino contract in Macau. The Company monitors its operations and evaluates its earnings by reviewing the assets and operations of Studio City as one
operating segment. Accordingly, the Company does not present separate segment information. As of December 31, 2023 and 2022, the Company operated in one geographical area, Macau, where it derives its revenues and its long-lived assets are located.

F-4
3

STUDIO CITY INTERNATIONAL HOLDINGS LIMITED
ADDITIONAL INFORMATION - FINANCIAL STATEMENT SCHEDULE 1
FINANCIAL INFORMATION OF PARENT COMPANY
CONDENSED BALANCE SHEETS
(In thousands, except share and per share data)

	December 31,
	2023	2022
ASSETS
Current assets:
Cash and cash equivalents	$28	$27
Receivables from a subsidiary	6,330	3,398
Prepaid expenses and other current assets	3	7

Total current assets	6,361	3,432

Investments in subsidiaries	668,012	802,512

Total assets	$674,373	$805,944

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accrued expenses and other current liabilities	$1,503	$739
Payables to affiliated companies	346	474
Payables to subsidiaries	6,420	4,125

Total current liabilities	8,269	5,338

Total liabilities	8,269	5,338

Shareholders’ equity:
Class A ordinary shares, par value $0.0001; 1,927,488,240 shares authorized; 770,352,700 shares issued and outstanding	77	77
Class B ordinary shares, par value $0.0001; 72,511,760 shares authorized; 72,511,760 shares issued and outstanding	7	7
Additional paid-in capital	2,477,359	2,477,359
Accumulated other comprehensive losses	(12,656)	(11,671)
Accumulated losses	(1,798,683)	(1,665,166)

Total shareholders’ equity	666,104	800,606

Total liabilities and shareholders’ equity	$674,373	$805,944

F-4
4

STUDIO CITY INTERNATIONAL HOLDINGS LIMITED
ADDITIONAL INFORMATION - FINANCIAL STATEMENT SCHEDULE 1
FINANCIAL INFORMATION OF PARENT COMPANY
CONDENSED STATEMENTS OF OPERATIONS
(In thousands)

	Year Ended December 31,
	2023	2022	2021
Operating revenues	$—	$—	$—
Operating costs and expenses	—	(12)	—

Operating loss	—	(12)	—

Non-operating expenses:
Foreign exchange losses, net	(2)	(2)	(1)
Share of results of subsidiaries	(133,515)	(326,437)	(252,554)

Total non-operating expenses	(133,517)	(326,439)	(252,555)

Loss before income tax	(133,517)	(326,451)	(252,555)
Income tax expense	—	—	—

Net loss	$(133,517)	$(326,451)	$(252,555)

F-4
5

STUDIO CITY INTERNATIONAL HOLDINGS LIMITED
ADDITIONAL INFORMATION - FINANCIAL STATEMENT SCHEDULE 1
FINANCIAL INFORMATION OF PARENT COMPANY
CONDENSED STATEMENTS OF COMPREHENSIVE LOSS
(In thousands)

	Year Ended December 31,
	2023	2022	2021
Net loss	$(133,517)	$(326,451)	$(252,555)
Other comprehensive loss:
Foreign currency translation adjustments	(985)	(5,535)	(18,012)

Other comprehensive loss	(985)	(5,535)	(18,012)

Total comprehensive loss	$(134,502)	$(331,986)	$(270,567)

F-4
6

STUDIO CITY INTERNATIONAL HOLDINGS LIMITED
ADDITIONAL INFORMATION - FINANCIAL STATEMENT SCHEDULE 1
FINANCIAL INFORMATION OF PARENT COMPANY
CONDENSED STATEMENTS OF CASH FLOWS
(In thousands)

	Year Ended December 31,
	2023	2022	2021
Cash flows from operating activities:
Net cash provided by operating activities	$1	$830	$472

Cash flow from an investing activity:
Capital contribution to a subsidiary	—	(300,000)	—

Cash used in an investing activity	—	(300,000)	—

Cash flow from a financing activity:
Net proceeds from (payments for) issuance of shares	—	299,159	(445)

Cash provided by (used in) a financing activity	—	299,159	(445)

Increase (decrease) in cash and cash equivalents	1	(11)	27
Cash and cash equivalents at beginning of year	27	38	11

Cash and cash equivalents at end of year	$28	$27	$38

7

STUDIO CITY INTERNATIONAL HOLDINGS LIMITED
ADDITIONAL INFORMATION - FINANCIAL STATEMENT SCHEDULE 1
FINANCIAL INFORMATION OF PARENT COMPANY
NOTES TO CONDENSED FINANCIAL STATEMENT SCHEDULE 1
(In thousands)

1.
Schedule 1 has been provided pursuant to the requirements of Rule
12-04(a)
and
4-08(e)(3)
of Regulation
S-X,
which require condensed financial information as to financial position, cash flows and results and operations of a parent company as of the same dates and for the same periods for which audited consolidated financial statements have been presented when the restricted net assets of the consolidated and unconsolidated subsidiaries together exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year. As of December 31, 2023, approximately $740,000 of the restricted net assets were not available for distribution and, as such, the condensed financial information of Studio City International has been presented for the years ended December 31, 2023, 2022 and 2021. Studio City International did not receive any cash dividend from its subsidiary during the years ended December 31, 2023, 2022 and 2021.

2.	Basis of Presentation
The accompanying condensed financial information has been prepared using the same accounting policies as set out in Studio City International’s consolidated financial statements except that the parent company has used the equity method to account for its investments in subsidiaries.

F-4
8