Form 20-F
period 2024-12-31
STUDIO CITY INTERNATIONAL HOLDINGS Ltd
filed 2025-03-21
CIK 1713334

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended
December 31,
2024
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
2024
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

INTRODUCTION

In this annual report on Form 20-F, unless otherwise indicated:

•

“2013 Project Facility” refers to the senior secured project facility, dated January 28, 2013 and as amended from time to time, entered into between, among others, Studio City Company, as borrower, and certain subsidiaries as guarantors, comprising a term loan facility of HK$10,080,460,000 (equivalent to US$1.3 billion) and revolving credit facility of HK$775,420,000 (equivalent to US$100 million), and which was amended, restated and extended by the 2016 Studio City Senior Secured Credit Facility;

•

“2016 Studio City Senior Secured Credit Facility” refers to the facility agreement dated November 23, 2016 with, among others, Bank of China Limited, Macau Branch, to amend, restate and extend the 2013 Project Facility to provide for senior secured credit facilities in an aggregate amount of HK$234.0 million (equivalent to US$30.0 million), which consist of a HK$233.0 million (equivalent to US$29.9 million) revolving credit facility and a HK$1.0 million (equivalent to US$0.1 million) term loan facility, and which would have matured on November 30, 2021, and was amended, restated and extended by the 2021 Studio City Senior Secured Credit Facility;

•

“2021 Studio City Senior Secured Credit Facility” refers to the facility agreement dated March 15, 2021 with, among others, Bank of China Limited, Macau Branch, to amend, restate and extend the 2016 Studio City Senior Secured Credit Facility to provide for senior secured credit facilities in an aggregate amount of HK$234.0 million (equivalent to US$30.0 million), which consist of a HK$233.0 million (equivalent to US$29.9 million) revolving credit facility and a HK$1.0 million (equivalent to US$0.1 million) term loan facility, with the maturity date of August 29, 2029, and was amended, restated and extended on November 29, 2024;

•

“2024 Studio City Senior Secured Credit Facility” refers to the senior secured credit facilities agreement, dated November 29, 2024, entered into between, among others, Studio City Investments, as parent, Studio City Company, as borrower, and certain subsidiaries as guarantors, pursuant to which lenders have made available to Studio City Company HK$1.945 billion (equivalent to US$250.3 million) in revolving credit facilities for a term of five years with an option to increase the commitments in an amount not exceeding US$100.0 million, subject to the satisfaction of certain conditions precedent;

•

“2025 Notes” refers to the 6.00% senior notes due 2025 in an aggregate principal amount of US$500,000,000 issued by Studio City Finance on July 15, 2020, of which US$221.6 million in aggregate principal amount remains outstanding as of March 14, 2025;

•

“2025 Notes Tender Offer (2023)” refers to the conditional tender offer by Studio City Finance pursuant to which it purchased for cash an aggregate principal amount of US$100.0 million of the outstanding 2025 Notes in November 2023;

•

“2025 Notes Tender Offer (2024)” refers to the conditional tender offer by Studio City Finance pursuant to which it purchased for cash an aggregate principal amount of US$100.0 million of the outstanding 2025 Notes in April 2024;

•	“2027 Notes” refers to the 7.00% senior secured notes due 2027 in an aggregate principal amount of US$350,000,000 issued by Studio City Company on February 16, 2022;

•	“2028 Notes” refers to the 6.50% senior notes due 2028 in an aggregate principal amount of US$500,000,000 issued by Studio City Finance on July 15, 2020;

•

“2029 Notes” refers to the 5.00% senior notes due 2029 in an aggregate principal amount of US$1,100,000,000 issued by Studio City Finance, of which US$750,000,000 was issued on January 14, 2021 and US$350,000,000 was issued on May 20, 2021;

•	“ADSs” refers to our American depositary shares, each of which represents four Class A ordinary shares;

•	“Altira Macau” refers to an integrated resort located in Taipa, Macau;

•	“board” and “board of directors” refer to the board of directors of our Company or a duly constituted committee thereof;

•

“China” refers to the People’s Republic of China, including the Hong Kong Special Administrative Region of the People’s Republic of China (“Hong Kong”) and the Macau Special Administrative Region of the People’s Republic of China (“Macau” or “Macau SAR”), except when referencing specific laws and regulations adopted by the People’s Republic of China and other legal and tax matters applicable only to mainland China. The legal and operational risks associated with operating in mainland China may also apply to our operations in Hong Kong and Macau;

•

“City of Dreams” refers to an integrated resort located in Cotai, an area of reclaimed land located between the islands of Taipa and Coloane in Macau, which currently features gaming areas and luxury hotels, including a collection of retail brands, a wet stage performance theater (temporarily closed since June 2020) and other entertainment venues;

•

“Concession Contract” refers to the concession contract executed between the Macau SAR and the Gaming Operator on December 16, 2022, that provides for the terms and conditions of the concession granted to the Gaming Operator, which expires on December 31, 2032;

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

•	“MCO Cotai” refers to MCO Cotai Investments Limited (formerly known as MCE Cotai Investments Limited), a subsidiary of Melco Resorts and a shareholder of our Company;

•	“Melco International” refers to Melco International Development Limited, a Hong Kong-listed company, the single largest shareholder of Melco Resorts;

•	“Melco Resorts” refers to Melco Resorts & Entertainment Limited, a Cayman Islands company and with its American depositary shares listed on the Nasdaq Global Select Market;

•

“Melco Resorts Macau” or the “Gaming Operator” refers to Melco Resorts (Macau) Limited, a company incorporated under the laws of Macau that is a subsidiary of Melco Resorts, the holder of a concession under the Concession Contract and the operator of Studio City Casino. The equity interest of the Gaming Operator is 85% owned by Melco Resorts and 15% owned by Mr. Lawrence Ho, the managing-director of the Gaming Operator;

•	“MOP” and “Pataca(s)” refer to the legal currency of Macau;

•	“MSC Cotai” refers to our subsidiary, MSC Cotai Limited, which is a company incorporated in the British Virgin Islands with limited liability;

•	“New Cotai” refers to New Cotai, LLC, a Delaware limited liability company;

•	“RMB” and “Renminbi” refer to the legal currency of mainland China;

•	“SGD” and “Singapore dollar(s)” refer to the legal currency of Singapore;

•	“Studio City” refers to a cinematically-themed integrated resort in Cotai, Macau;

•	“Studio City Casino” refers to the gaming areas being operated within Studio City;

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

This annual report on Form 20-F includes our audited consolidated financial statements for the years ended December 31, 2024, 2023 and 2022 and as of December 31, 2024 and 2023.

Certain monetary amounts, percentages, and other figures included in this annual report have been subject to rounding adjustments. Certain other amounts that appear in this annual report may not sum due to rounding. Figures shown as totals in certain tables may not be an arithmetic aggregation of the figures preceding them.

GLOSSARY

“average daily rate”	calculated by dividing total room revenues including complimentary rooms (less service charges, if any) by total rooms occupied, including complimentary rooms, i.e., average price of occupied rooms per day

“cage”	a secure room within a casino with a facility that allows patrons to carry out transactions required to participate in gaming activities, such as exchange of cash for chips and exchange of chips for cash or other chips

“chip”	round token that is used on casino gaming tables in lieu of cash

“concession”	a government grant for the operation of games of fortune and chance in casinos in Macau under an administrative contract pursuant to which a concessionaire, or the entity holding the concession, is authorized to operate games of fortune and chance in casinos in Macau

“dealer”	a casino employee who takes and pays out wagers or otherwise oversees a gaming table

“drop”	the amount of cash to purchase gaming chips and promotional vouchers that is deposited in a gaming table’s drop box, plus gaming chips purchased at the casino cage

“drop box”	a box or container that serves as a repository for cash, chip purchase vouchers, credit markers and forms used to record movements in the chip inventory on each table game

“electronic gaming table”	table with an electronic or computerized wagering and payment system that allow players to place bets from multiple-player gaming seats

“gaming machine”	slot machine and/or electronic gaming table

“gaming machine handle”	the total amount wagered in gaming machines

“gaming machine win rate”	gaming machine win (calculated before non-discretionary incentives (including the point-loyalty programs) as administered by the Gaming Operator and allocating casino revenues related to goods and services provided to gaming patrons on a complimentary basis) expressed as a percentage of gaming machine handle

“gaming promoter”	an individual or a corporate entity who, for the purpose of promoting rolling chip and other gaming activities, arranges customer transportation and accommodation, provides credit in its sole discretion if authorized by a gaming operator and arranges food and beverage services and entertainment in exchange for commissions or other compensation from a gaming operator

“integrated resort”	a resort which provides customers with a combination of hotel accommodations, casinos or gaming areas, retail and dining facilities, MICE space, entertainment venues and spas

“junket player”	a player sourced by gaming promoters to play in the VIP gaming rooms or areas

“marker”	evidence of indebtedness by a player to the casino or gaming operator

“mass market patron”	a customer who plays in the mass market segment

“mass market segment”	consists of both table games and gaming machines played by mass market patrons primarily for cash stakes

“mass market table games drop”	the amount of table games drop in the mass market table games segment

“mass market table games hold percentage”	mass market table games win (calculated before discounts, commissions, non-discretionary incentives (including the point-loyalty programs) as administered by the Gaming Operator and allocating casino revenues related to goods and services provided to gaming patrons on a complimentary basis) as a percentage of mass market table games drop

“mass market table games segment”	the mass market segment consisting of mass market patrons who play table games

“MICE”	Meetings, Incentives, Conventions and Exhibitions, an acronym commonly used to refer to tourism involving large groups brought together for an event or specific purpose

“net rolling”	net turnover in a non-negotiable chip game

“non-negotiable chip”	promotional casino chip that is not to be exchanged for cash

“non-rolling chip”	chip that can be exchanged for cash, used by mass market patrons to make wagers

“occupancy rate”	the average percentage of available hotel rooms occupied, including complimentary rooms, during a period

“premium direct player”	a rolling chip patron who is a direct customer of the concessionaire and is attracted to the casino through marketing efforts of the gaming operator

“progressive jackpot”	a jackpot for a gaming machine or table game where the value of the jackpot increases as wagers are made; multiple gaming machines or table games may be linked together to establish one progressive jackpot

“revenue per available room” or “REVPAR”	calculated by dividing total room revenues including complimentary rooms (less service charges, if any) by total rooms available, thereby representing a combination of hotel average daily room rates and occupancy

“rolling chip” or “VIP rolling chip”	non-negotiable chip primarily used by rolling chip patrons to make wagers

“rolling chip patron”	a player who primarily plays on rolling chip or VIP rolling chip tables and typically plays for higher stakes than mass market patrons

“rolling chip segment”	consists of table games played in private VIP gaming rooms or areas by rolling chip patrons who are either premium direct players or junket players

“rolling chip volume”	the amount of non-negotiable chips wagered and lost by the rolling chip market segment

“rolling chip win rate”	rolling chip table games win (calculated before discounts, commissions, non-discretionary incentives (including the point-loyalty programs) as administered by the Gaming Operator and allocating casino revenues related to goods and services provided to gaming patrons on a complimentary basis) as a percentage of rolling chip volume

“slot machine”	traditional slot or electronic gaming machine operated by a single player

“subconcession”	an agreement for the operation of games of fortune and chance in casinos between the entity holding the concession, or the concessionaire, and a subconcessionaire, pursuant to which the subconcessionaire is authorized to operate games of fortune and chance in casinos in Macau

“table games win”	the amount of wagers won net of wagers lost on gaming tables that is retained and recorded as casino revenues. Table games win is calculated before discounts, commissions, non-discretionary incentives (including the point-loyalty programs) as administered by the Gaming Operator and allocating casino revenues related to goods and services provided to gaming patrons on a complimentary basis

“VIP gaming room”	gaming rooms or areas that have restricted access to rolling chip patrons and typically offer more personalized service than the general mass market gaming areas

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

In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. We have based the forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, among other things, statements relating to:

•	our goals and strategies;

•	the expected growth of the gaming and leisure market in Macau and visitation in Macau;

•	general domestic or global political and economic conditions, including in China, which may impact levels of travel, leisure and consumer spending;

•	our ability to successfully operate Studio City;

•	our compliance with conditions and covenants under the existing and future indebtedness;

•	capital and credit market volatility;

•	our ability to raise additional capital, if and when required;

•	increased competition from other casino hotel and resort projects in Macau and elsewhere in Asia, including the concessionaires in Macau;

•

government policies, laws and regulations relating to the leisure and gaming industry in Macau, including the implementation of the amended gaming law, and the legalization of gaming in other jurisdictions;

•	the uncertainty of tourist behavior related to spending and vacationing at casino resorts in Macau;

•	cybersecurity risks including misappropriation of customer information or other breaches of information security;

•	fluctuations in occupancy rates and average daily room rates in Macau;

•	the liberalization of travel restrictions on mainland China citizens and convertibility of the Renminbi;

•	the tightened control of certain cross-border fund transfers from mainland China;

•	the completion of infrastructure projects in Macau;

•	our ability to retain and gain new customers;

•	our ability to offer new services and attractions;

•	our future business development, financial condition and results of operations;

•	the expected growth, size of and trends in the market in Macau;

•	expected changes in our revenues, costs or expenditures;

•	our expectations regarding demand for our services and market acceptance of our brand and business;

•	the reduced access to our target markets due to travel restrictions, and the potential long-term impact on customer retention;

•

the impact on the travel and leisure industry from factors such as an outbreak of an infectious disease, such as the COVID-19 pandemic or the period of time required for tourism to return to pre-pandemic levels (if at all), extreme weather patterns or natural disasters, military conflicts and any future security alerts and/or terrorist attacks or other acts of violence;

•	our ability to continue to develop new technologies and/or upgrade our existing technologies;

•	our ability to protect our intellectual property rights;

•	growth of and trends of competition in the gaming and leisure market in Macau;

•	general economic and business conditions globally and in Macau;

•	our ability to comply with the New York Stock Exchange’s (“NYSE”) continued listing standards and maintain the listing of our ADSs on the NYSE; and

•	other factors described under “Item 3. Key Information — D. Risk Factors.”

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

EXCHANGE RATE INFORMATION

Our reporting currency is the U.S. dollar and functional currencies are the U.S. dollar, H.K. dollar and Pataca. This annual report on Form 20-F contains translations of certain Pataca, H.K. dollar and Renminbi amounts into U.S. dollars for the convenience of the reader. Unless otherwise stated, all translations of H.K. dollar and Renminbi amounts into U.S. dollars in this annual report on Form 20-F were made at the rates of HK$7.763493 to US$1.00 and RMB7.316092 to US$1.00, respectively.

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

The Pataca is pegged to the H.K. dollar at a rate of HK$1.00 to MOP1.03. All translations from Patacas to U.S. dollars and Singapore dollars to U.S. dollars in this annual report on Form 20-F were made at the exchange rate of MOP7.996418 to US$1.00 and SGD1.359573 to US$1.00, respectively.

We make no representation that any Pataca, H.K. dollar, Renminbi, Singapore dollar or U.S. dollar amounts referred to in this annual report on Form 20-F could have been, or could be, converted into U.S. dollar, Pataca, H.K. dollar, Renminbi or Singapore dollar, as the case may be, at any particular rate or at all.

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

Studio City International Holdings Limited is a company incorporated under the laws of the Cayman Islands. We are not a mainland China operating company but a Cayman Islands holding company with operations conducted by our subsidiaries in Macau, Hong Kong and Singapore. We do not have any operations or maintain any office or personnel in mainland China. All of our current operations, and administrative and corporate functions are conducted in Macau, Hong Kong and Singapore. We conduct our operations in Macau and we do not have any assets or operations in mainland China. Our principal executive offices are located in Singapore and Hong Kong. We have no variable interest entities in our corporate structure.

We face various legal and operational risks and uncertainties as a company operating in Macau. Since we derive all of our revenues from our Macau business and a significant number of our customers come from, and are expected to continue to come from, mainland China, our results of operations and financial condition may be materially and adversely affected by significant regulatory developments in mainland China. Actions by the mainland China government can also significantly affect our business by, for example, placing limits on the ability of mainland China residents to travel or remit currency outside of mainland China or by restricting gaming-related marketing activities in mainland China. See “— D. Risk Factors — Risks Relating to Conducting Business and Operating in Macau — Policies, campaigns and measures adopted by the mainland China and/or Macau governments from time to time could materially and adversely affect our operations.”

The legal and operational risks associated with operating in mainland China may also apply to our operations in Hong Kong and Macau. The mainland China government may also intervene or influence our operations in Macau, Hong Kong or elsewhere at any time, or may exert more control over offerings conducted overseas and/or foreign investment in issuers in China, which could result in a material change in our operations and/or the value of our ordinary shares. For example, in recent years, the mainland China government has enhanced regulation in areas such as anti-monopoly, anti-unfair competition, cybersecurity and data privacy. See “— Risks Relating to Our Business — Failure to protect the integrity and security of company staff, supplier and customer information and comply with cybersecurity, data privacy, data protection or any other laws and regulations related to data may materially and adversely affect our business, financial condition and results of operations, and/or result in damage to reputation and/or subject us to fines, penalties, lawsuits, restrictions on our use or transfer of data and other risks” and “— Claims or regulatory actions against us under mainland China’s competition laws may result in fines, constraints on our business and damage to our reputation.” These laws and regulations can be complex and stringent, and many are subject to change and uncertain interpretations, which could result in claims, changes to our data and other business practices, regulatory investigations, penalties, increased cost of operations, or declines in customer growth or engagement, or otherwise affect our business. As a result, the trading prices of our ADSs and ordinary shares could significantly decline or become worthless.

Additionally, the mainland China government has in the past made statements indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers and any such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or be worthless. There are risks and uncertainties which we cannot foresee for the time being, and rules and regulations in China can change quickly with little or no advance notice. See “ — Risks Relating to Conducting Business and Operating in Macau — Changes in laws, regulations and policies in mainland China and uncertainties in the legal systems in mainland China may expose us to risks. In addition, rules and regulations in mainland China can change quickly with little advance notice” and “— The mainland China government may influence our operations in Macau or elsewhere or intervene in our offerings conducted overseas or foreign investments in us. Its oversight and discretion over our business could result in material adverse changes in our operations and the value of our ordinary shares and ADSs.”

We also face risks associated with interpretations of or changes to gaming laws in Macau, including the interpretation of the amended gaming law in Macau, as well as the continued ability by the U.S. Public Company Accounting Oversight Board, or PCAOB, to inspect our auditors.

On May 4, 2022, we were identified as a Commission-Identified Issuer under the Holding Foreign Companies Accountable Act (“HFCAA”) and the rules promulgated thereunder because our auditor at that time was Ernst & Young, located in Hong Kong, which was a PCAOB-Identified Firm as of May 4, 2022. On August 16, 2022, we changed our auditor from Ernst & Young, located in Hong Kong, to Ernst & Young LLP, located in Singapore, which was not a PCAOB-Identified Firm. In December 2022, the PCAOB announced that it secured complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong. On June 7, 2024, we changed our auditor to Deloitte & Touche LLP, located in Singapore, which is also not a PCAOB-Identified Firm. As a result, until such time as the PCAOB issues any new determination, we do not believe we are at risk of being a Commission-Identified Issuer nor at risk of having our securities subject to a trading prohibition under the HFCAA.

Permissions, Approvals, Licenses, Certificates and Permits Required from Mainland China, Hong Kong and Macau Authorities for Our Operations and for the Offering of Our Securities to Foreign Investors

As of the date of this annual report, we have obtained the requisite permissions, approvals, licenses, certificates and permits from mainland China, Hong Kong and Macau government authorities that are material for our business operations in those jurisdictions, and none have been denied. See “Item 4. Information on the Company — B. Business Overview — Regulations.”

Given the uncertainties of interpretation and implementation of relevant laws and regulations and enforcement practice by mainland China government authorities, we may be required to obtain additional licenses, permits, filings or approvals for our business operations in the future, and may not be able to maintain or renew our current licenses, permits, filings or approvals. In addition, rules and regulations in mainland China can change quickly with little advance notice. Uncertainties due to evolving laws and regulations could impede our ability to obtain or maintain certificates, permits or licenses required to conduct business in mainland China. In the absence of required certificates, permits or licenses, governmental authorities could impose material sanctions or penalties on us.

Furthermore, in connection with our issuance of securities to foreign investors, under current mainland China laws, regulations and regulatory rules, as of the date of this annual report, we do not believe we are currently required to obtain permissions from or complete any filing with the China Securities Regulatory Commission, or CSRC, or required to go through cybersecurity review by the Cyberspace Administration of China, or CAC. In addition, we have not been asked to obtain such permissions by any mainland China authority or received any denial to do so. However, the mainland China government has in the past made statements indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment by issuers like us and may do so in the future. There remains significant uncertainty as to the enactment, interpretation and implementation of regulatory requirements related to overseas securities offerings and other capital markets activities.

If (i) we incorrectly conclude that certain regulatory permissions and approvals are not required or (ii) applicable laws, regulations, or interpretations change in a way that requires us to complete such filings or obtain such approvals in the future, and (iii) we are required to obtain such permissions or approvals in the future, but fail to receive or maintain such permissions or approvals, we may face sanctions by the CSRC, the CAC or other mainland China regulatory agencies. These regulatory agencies may impose fines and penalties on us, limit our operations, limit our ability to pay dividends outside of mainland China, limit our ability to list on stock exchanges outside of mainland China or offer our securities to foreign investors or take other actions that could have a material adverse effect on our business, financial condition, results of operations and prospects, as well as the trading price of our securities.

Cash Flows Through Our Organization

Cash from financings and operations is primarily retained by our operating subsidiaries for the purposes of funding our operating activities and capital expenditures. Cash within our group is primarily transferred between our subsidiaries through intercompany loan arrangements. Financing raised by Studio City International Holdings Limited has been transferred to our financing and operating subsidiaries through the use of equity capital contributions or intercompany loan arrangements. In 2024, excluding cash transferred for the purpose of the settlement of intragroup charges, no cash has been transferred to our holding company, Studio City International Holdings Limited, from its subsidiaries. See also “Item 4. Information on the Company — B. Business Overview — Taxation” and “Item 8. Financial Information — A. Consolidated Statements and Other Financial Information — Dividend Policy.” There are no regulatory or foreign exchange restrictions or limitations on our ability to transfer cash within our corporate group or to declare dividends to holders of our ADSs, except that our subsidiaries incorporated in Macau are required to set aside a specified amount of the entity’s profit after tax as a legal reserve which is not distributable to the shareholders of such subsidiaries. See “Item 4. Information on the Company — B. Business Overview — Regulations — Restrictions on Distribution of Profits Regulations” and “Item 10. Additional Information — D. Exchange Controls.”

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

C. REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

D. RISK FACTORS

Studio City International Holdings Limited is a company incorporated under the laws of the Cayman Islands. We are not a mainland China operating company but a Cayman Islands holding company with operations conducted by our subsidiaries in Macau, Hong Kong and Singapore. We do not have any operations or maintain any office or personnel in mainland China. All of our current operations, and administrative and corporate functions are conducted in Macau, Hong Kong and Singapore. We conduct our operations in Macau and we do not have any assets or operations in mainland China. Our principal executive offices are located in Singapore and Hong Kong. We have no variable interest entities in our corporate structure.

We face various legal and operational risks and uncertainties as a company operating in Macau. Since we derive all of our revenues from our Macau business and a significant number of our customers come from, and are expected to continue to come from, mainland China, our results of operations and financial condition may be materially and adversely affected by significant regulatory developments in mainland China. Actions by the mainland China government can also significantly affect our business by, for example, placing limits on the ability of mainland China residents to travel or remit currency outside of mainland China or by restricting gaming-related marketing activities in mainland China. See “— D. Risk Factors — Risks Relating to Conducting Business and Operating in Macau — Policies, campaigns and measures adopted by the mainland China and/or Macau governments from time to time could materially and adversely affect our operations.”

The legal and operational risks associated with operating in mainland China may also apply to our operations in Hong Kong and Macau. The mainland China government may also intervene or influence our operations in Macau, Hong Kong or elsewhere at any time, or may exert more control over offerings conducted overseas and/or foreign investment in issuers in China, which could result in a material change in our operations and/or the value of our ordinary shares. For example, in recent years, the mainland China government has enhanced regulation in areas such as anti-monopoly, anti-unfair competition, cybersecurity and data privacy. See “— Risks Relating to Our Business — Failure to protect the integrity and security of company staff, supplier and customer information and comply with cybersecurity, data privacy, data protection or any other laws and regulations related to data may materially and adversely affect our business, financial condition and results of operations, and/or result in damage to reputation and/or subject us to fines, penalties, lawsuits, restrictions on our use or transfer of data and other risks” and “— Claims or regulatory actions against us under mainland China’s competition laws may result in fines, constraints on our business and damage to our reputation.” These laws and regulations can be complex and stringent, and many are subject to change and uncertain interpretations, which could result in claims, changes to our data and other business practices, regulatory investigations, penalties, increased cost of operations, or declines in customer growth or engagement, or otherwise affect our business. As a result, the trading prices of our ADSs and ordinary shares could significantly decline or become worthless.

Additionally, the mainland China government has in the past made statements indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers and any such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or be worthless. There are risks and uncertainties which we cannot foresee for the time being, and rules and regulations in mainland China can change quickly with little or no advance notice. See “— Risks Relating to Conducting Business and Operating in Macau — Changes in laws, regulations and policies in mainland China and uncertainties in the legal systems in mainland China may expose us to risks. In addition, rules and regulations in mainland China can change quickly with little advance notice” and “— The mainland China government may influence our operations in Macau or elsewhere or intervene in our offerings conducted overseas or foreign investments in us. Its oversight and discretion over our business could result in material adverse changes in our operations and the value of our ordinary shares and ADSs.”

We also face risks associated with interpretations of or changes to gaming laws in Macau, including the interpretation of the amended gaming law in Macau, as well as the continued ability by the PCAOB to inspect our auditors.

On May 4, 2022, we were identified as a Commission-Identified Issuer under the HFCAA and the rules promulgated thereunder because our auditor at that time was Ernst & Young, located in Hong Kong, which was a PCAOB-Identified Firm as of May 4, 2022. On August 16, 2022, we changed our auditor from Ernst & Young, located in Hong Kong, to Ernst & Young LLP, located in Singapore, which was not a PCAOB-Identified Firm. In December 2022, the PCAOB announced that it secured complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong. On June 7, 2024, we changed our auditor to Deloitte & Touche LLP, located in Singapore, which is also not a PCAOB-Identified Firm. As a result, until such time as the PCAOB issues any new determination, we do not believe we are at risk of being a Commission-Identified Issuer nor at risk of having our securities subject to a trading prohibition under the HFCAA.

Permissions, Approvals, Licenses, Certificates and Permits Required from mainland China, Hong Kong and Macau Authorities for Our Operations and for the Offering of Our Securities to Foreign Investors

As of the date of this annual report, we have obtained the requisite permissions, approvals, licenses, certificates and permits from mainland China, Hong Kong and Macau government authorities that are material for our business operations in those jurisdictions, and none have been denied. See “Item 4. Information on the Company — B. Business Overview — Regulations.”

Given the uncertainties of interpretation and implementation of relevant laws and regulations and enforcement practice by mainland China government authorities, we may be required to obtain additional licenses, permits, filings or approvals for our business operations in the future, and may not be able to maintain or renew our current licenses, permits, filings or approvals. In addition, rules and regulations in mainland China can change quickly with little advance notice. Uncertainties due to evolving laws and regulations could impede our ability to obtain or maintain certificates, permits or licenses required to conduct business in mainland China. In the absence of required certificates, permits or licenses, governmental authorities could impose material sanctions or penalties on us.

Furthermore, in connection with our issuance of securities to foreign investors, under current mainland China laws, regulations and regulatory rules, as of the date of this annual report, we do not believe we are currently required to obtain permissions from or complete any filing with the CSRC or required to go through cybersecurity review by the CAC. In addition, we have not been asked to obtain such permissions by any mainland China authority or received any denial to do so. However, the mainland China government has in the past made statements indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment by issuers like us and may do so in the future. There remains significant uncertainty as to the enactment, interpretation and implementation of regulatory requirements related to overseas securities offerings and other capital markets activities.

If (i) we incorrectly conclude that certain regulatory permissions and approvals are not required or (ii) applicable laws, regulations, or interpretations change in a way that requires us to complete such filings or obtain such approvals in the future, and (iii) we are required to obtain such permissions or approvals in the future, but fail to receive or maintain such permissions or approvals, we may face sanctions by the CSRC, the CAC or other mainland China regulatory agencies. These regulatory agencies may impose fines and penalties on us, limit our operations, limit our ability to pay dividends outside of mainland China, limit our ability to list on stock exchanges outside of mainland China or offer our securities to foreign investors or take other actions that could have a material adverse effect on our business, financial condition, results of operations and prospects, as well as the trading price of our securities.

Cash Flows Through Our Organization

Cash from financings and operations is primarily retained by our operating subsidiaries for the purposes of funding our operating activities and capital expenditures. Cash within our group is primarily transferred between our subsidiaries through intercompany loan arrangements. Financing raised by Studio City International Holdings Limited has been transferred to our financing and operating subsidiaries through the use of equity capital contributions or intercompany loan arrangements. In 2024, excluding cash transferred for the purpose of the settlement of intragroup charges, no cash has been transferred to our holding company, Studio City International Holdings Limited, from its subsidiaries. See also “Item 4. Information on the Company — B. Business Overview — Taxation” and “Item 8. Financial Information — A. Consolidated Statements and Other Financial Information — Dividend Policy.” There are no regulatory or foreign exchange restrictions or limitations on our ability to transfer cash within our corporate group or to declare dividends to holders of our ADSs, except that our subsidiaries incorporated in Macau are required to set aside a specified amount of the entity’s profit after tax as a legal reserve which is not distributable to the shareholders of such subsidiaries. See “Item 4. Information on the Company — B. Business Overview — Regulations — Restrictions on Distribution of Profits Regulations” and “Item 10. Additional Information — D. Exchange Controls.”

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

•

Risks relating to being based in or having all of our operations in Singapore, Hong Kong and Macau, uncertainties in the legal systems in mainland China, and policies, campaigns and measures adopted by the mainland China and/or Macau governments from time to time.

•	Risks relating to inadequate insurance coverage.

Risks Relating to Operating in the Gaming Industry in Macau

•	Risks relating to the Gaming Operator’s Concession Contract.

•	Risks relating to facing intense competition.

•	Risks relating to the interpretation of the Macau gaming law and related laws and their implementation by the Macau government.

•	Risks relating to adverse changes or developments in gaming laws or regulations in Macau.

Risks Relating to Our Relationship with Melco Resorts

•	Risks relating to our dependence on our shareholder, Melco Resorts.

Risks Relating to Conducting Business and Operating in Macau

•	Risks relating to restrictions on export of Renminbi.

Risks Relating to Our Shares and ADSs

•	Risks relating to compliance with the New York Stock Exchange requirements for continued listing.

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

The Gaming Operator and our subsidiary, Studio City Entertainment, have entered into the Studio City Casino Agreement under which the Gaming Operator has agreed to operate Studio City Casino since we do not hold a gaming license in Macau. Under the Studio City Casino Agreement, the Gaming Operator, among other things, manages the day-to-day operations at the Studio City Casino, including determining the number and mix of gaming tables and gaming machines operated at the Studio City Casino, and recruits all casino staff, including dealers, cashiers, security and surveillance personnel and managers. The Gaming Operator deducts gaming taxes and the costs incurred in connection with its operations from Studio City Casino’s gross gaming revenues and we receive the residual amount and recognize such residual amount as revenue from the Studio City Casino Agreement. While the Studio City Casino Agreement obligates the Gaming Operator to manage the day-to-day operations of the Studio City Casino in a manner intended to appeal to gaming patrons at a standard of quality of service set by the Gaming Operator in line with the overall development and operational strategy determined by the Company, the Studio City Casino Agreement does not require the Gaming Operator to operate a minimum number of gaming tables or gaming machines at the Studio City Casino or any specified mix of gaming tables and gaming machines. Accordingly, while 259 mass gaming tables and 602 gaming machines are currently available for operation at the Studio City Casino, there is no assurance that such number and mix of gaming tables and gaming machines will be maintained by the Gaming Operator and the number of gaming tables and/or gaming machines may be reduced or increased by the Gaming Operator as it may determine pursuant to the terms and conditions of the Studio City Casino Agreement. For example, the Studio City Casino ceased the VIP rolling chip operations in late October 2024.

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

We have a short operating history for our full operations compared to many of our competitors and are therefore subject to significant risks and uncertainties. Our short operating history may not be indicative of our future operating results and prospects.

We have a short business operating history for our full operations compared to many of our competitors, and there is limited historical information available about us upon which you can base your evaluation of our business and prospects. Studio City commenced operations in October 2015 and Phase 2 progressively opened in April and September of 2023. As a result, you should consider our business and prospects in light of the risks, expenses, uncertainties and challenges that we may face given our short operating history in the intensely competitive market of the gaming business. The historical performance at the other casinos operated by the Gaming Operator should not be taken as an indication of Studio City Casino’s future performance or the performance of our Phase 2 project.

We may encounter risks and difficulties frequently experienced by companies with early stage operations, and those risks and difficulties may be heightened by challenging market conditions of the gaming business in Macau and other challenges our business faces. Certain of these risks relate to our ability to:

•	operate, support, expand and develop our operations and our facilities;

•	respond to economic uncertainties and global or regional health events;

•	respond to competitive market conditions;

•	fulfill conditions precedent to draw down or roll over funds from current and future credit facilities;

•	comply with covenants under our existing and future debt issuances and credit facilities;

•	respond to changing financial requirements and raise additional capital, as required;

•	attract and retain customers and qualified staff;

•	maintain effective control of our operating costs and expenses;

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

With the increase in business volumes, Studio City may need more personnel to cater to a growing market, with a significant portion of these vacancies expected to be filled by non-resident workers for which Macau government-issued quotas are required. If the Gaming Operator or the Master Service Providers are unable to attract and retain a sufficient number of qualified staff or to provide satisfactory services to us or the costs of qualified staff increase significantly, our business, financial condition and results of operations could be materially and adversely affected.

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

We are dependent upon the operation of Studio City to generate our revenue and cash flows. Given that our operations are conducted only at Studio City in Macau, we are subject to greater risks than a company with several operating properties in several markets. These risks include, but are not limited to:

•	changes in Macau laws and regulations, including gaming laws and regulations, or interpretations thereof, as well as mainland China travel and visa policies;

•	dependence on the gaming, tourism and leisure market in Macau;

•	limited diversification of our business and sources of revenue;

•

a decline in air, land or ferry passenger traffic to Macau from mainland China or other areas or countries due to higher ticket costs, fears concerning travel, travel restrictions or otherwise, including as a result of outbreaks of widespread health epidemics or pandemics;

•	a decline in economic and political conditions in Macau, mainland China or Asia;

•	an increase in competition within the gaming industry in Macau or generally in Asia;

•	inaccessibility to Macau due to inclement weather, road construction or closure of primary access routes;

•	austerity measures imposed now or in the future by the governments in mainland China or other countries in Asia;

•	tightened control of cross-border fund transfers, foreign exchange and/or anti-money laundering regulations or policies effected by the mainland China or Macau governments;

•	any enforcement or legal measures taken by the mainland China government to deter gaming activities and/or marketing thereof;

•	lower than expected rate of increase or decrease in the number of visitors to Macau;

•	natural and other disasters, including typhoons, outbreaks of infectious diseases, terrorism or violent criminal activities, affecting Macau;

•	relaxation of regulations on gaming laws in other regional economies that could compete with the Macau market;

•	government restrictions on growth of gaming markets, including policies on gaming table and electronic gaming machine allocations and caps; and

•	a decrease in gaming activities and other spending at Studio City Casino.

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

If VIP rolling chip operations are re-introduced at the Studio City Casino, Studio City Casino’s VIP rolling chip operations may cause volatility in our financial condition and results of operations due to changes in the economic and regulatory environments and Studio City Casino’s ability to attract and retain VIP rolling chip patrons.

Studio City Casino has historically incurred costs associated with VIP rolling chip operations, while the revenues generated from VIP rolling chip operations were volatile primarily due to high bets and the resulting high winnings and losses. Gross win per VIP table per day were approximately US$17,000, US$8,400 and US$2,000 in 2024, 2023 and 2022, respectively. VIP rolling chip operations are also more vulnerable to changes in the economic environment and therefore inherently more volatile than mass market operations. Moreover, VIP rolling chip operations may involve commissions to gaming promoters, if any are engaged to provide services to Studio City Casino, and, as a result, the margins associated with VIP rolling chip operations are usually lower than the margins for the mass market operations and may be volatile from period to period due to significant variances in winnings and losses. As a result, if rolling chip operations are re-introduced at the Studio City Casino, Studio City Casino’s business, results of operations and cash flows may become more volatile, compared to that of other casinos with only mass market gaming operations.

Further, the VIP rolling chip patrons pool is limited and we cannot assure you that any future VIP rolling chip patrons at Studio City Casino would be recurring players. If Studio City Casino loses its future VIP rolling chip patrons or fails to attract new VIP rolling chip patrons, revenues and cash flows from the revenue from casino contract could become materially and adversely affected. In addition, a VIP rolling chip segment may be particularly susceptible to certain changes in government policies, regulations and enforcement actions. For instance, the anti-corruption campaign of the mainland China government has had a negative effect on the VIP rolling chip segment in Macau. In addition, in November 2021, the Court of Final Appeal in Macau issued a final unappealable decision that a gaming operator is jointly liable with a gaming promoter for the refund of funds deposited with such gaming promoter and the Macau authorities arrested executives from a gaming promoter for alleged illegal overseas gaming related activities. In January 2022, the Macau authorities also arrested an executive from another gaming promoter and certain related individuals and certain of these individuals were sentenced to jail terms in addition to the payment of monetary compensation to the Macau government in January 2023. Any further changes in government policies, regulations and enforcement actions may negatively affect the numbers of VIP rolling chip patrons in Macau and in turn, may materially and adversely affect our business if rolling chip operations are re-introduced at the Studio City Casino.

We have a history of net losses and may not achieve profitability in the future.

Studio City may not be financially successful or generate the cash flows that we anticipate. While we generated net income attributable to Studio City International Holdings Limited for the year ended December 31,

2019, we have historically had net losses attributable to Studio City International Holdings Limited in each of our other years of operation. For the year ended December 31, 2024, we had a net loss attributable to Studio City International Holdings Limited in the amount of US$96.7 million.

We expect our costs and expenses to increase in absolute amounts due to the continued growth of our operations, which will cause us to incur increased costs and expenses associated with the operation of our businesses. We also expect that we will continue to incur capital expenditures as we continue to grow our existing operations. These efforts may be more costly than we expect and our revenue may not increase sufficiently to offset these expenses. We may continue to take actions and make investments that do not generate optimal short-term financial results and may even result in increased operating losses in the short term with no assurance that we will eventually achieve the intended long-term benefits or profitability. These factors may adversely affect our ability to achieve profitability and service debt obligations and interest payments under any of our existing or future financing facilities.

We have a substantial amount of existing indebtedness and may incur additional indebtedness, which could have significant effects on our business and future operations.

We have a substantial amount of existing indebtedness. As of December 31, 2024, we had total principal amount of outstanding indebtedness of US$2.17 billion, representing the outstanding principal balances of our existing notes and credit facilities. See “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources — Indebtedness.” Significant interest and principal payments are required to meet our obligations under the existing indebtedness. This substantial indebtedness could have important consequences for you and significant effects on our business and future operations. For example:

•

if Studio City is not operating with certain minimum requirements as specified in the 2021 Studio City Senior Secured Credit Facility and the 2024 Studio City Senior Secured Credit Facility, or if we fail to meet our payment obligations or otherwise default under the agreements governing our existing indebtedness, including due to any termination or any substantial or adverse amendment of the terms of the Studio City Casino Agreement, the applicable lenders or note holders under our indebtedness will have the right to accelerate such indebtedness and exercise other rights and remedies against us;

•

we may be limited in our ability to obtain additional financing, if needed, to fund our working capital requirements, capital expenditures, debt service, general corporate or other obligations, including our obligations with respect to the existing indebtedness;

•

we may use all or a substantial portion of our cash flow from operations of Studio City to service our indebtedness, which will reduce the available cash flow to fund our operations, capital expenditures and other general corporate purposes;

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

Under the terms of the agreements governing our existing indebtedness, we are permitted to incur additional indebtedness if certain conditions are met, some of which may be senior secured indebtedness. If we incur additional indebtedness, certain risks described above will be exacerbated.

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

We may not be able to obtain adequate financing on satisfactory terms, or at all.

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

Any financing will also be subject to, among others, the terms of our existing and any future financings. In addition, our ability to obtain credit, debt or equity financing on acceptable terms depends on a variety of factors that are beyond our control, including market conditions, investors’ and lenders’ perceptions of, and demand for, bond, bank and equity securities of gaming companies and interest rates. Studio City Company currently has a corporate rating of “B+” with a stable outlook by Standard & Poor’s. Studio City Finance currently has a corporate rating of “B1” by Moody’s Investors Service with a stable outlook. Although many central banks have started reducing interest rates, the direction of global policies remain uncertain. The continued pressure on the mainland China property market since 2022, as well as the deterioration in the mainland China economy post-COVID-19 also negatively impacted the market for high yield bonds of issuers in other sectors connected with mainland China, including those issued by Macau gaming operators and associated entities. As a result, we cannot assure you that we will be able to obtain sufficient funding on terms satisfactory to us, or at all, to finance our existing business. If we are unable to obtain such funding, our business, cash flow, financial condition, results of operations and prospects could be materially and adversely affected. We may, from time to time, seek to obtain new financings or refinance our outstanding debt through the international markets. Any such financing or refinancing, and our evaluation thereof, will depend on the prevailing market conditions, our liquidity requirements, contractual restrictions and other factors. The amounts involved may be material.

We generate a portion of our revenues from, and are subject to risks in operating, non-gaming offerings.

We generate a portion of our revenues from non-gaming offerings and our financial performance in part depends on our ability to attract new and repeat customers to the non-gaming facilities at Studio City. Both visitation and the level of spending at our themed attractions, hotel towers, retail shops, restaurants and other leisure and entertainment facilities are key drivers of revenues and profitability, and reductions in either could have a material adverse effect on our business, prospects, results of operations and cash flows. We do not have a long track record in operating some of these non-gaming facilities and may not be able to attract new and recurring customers to our non-gaming facilities at Studio City. Our success in non-gaming offerings depends on, among others, the effectiveness of our advertising and marketing initiatives, the attractiveness and safety of our entertainment facilities as compared to other resorts in Macau, the compliance with legal and regulatory requirements for our retail, entertainment and food and beverage outlets and our continued cooperation with the popular retail brands and restaurants. Moreover, many of our attractions which draw in large numbers of visitors, such as the Golden Reel, may become obsolete in terms of technology or otherwise fail to continue to attract sufficient number of visitors. We cannot assure you that we will be financially successful in our non-gaming offerings or be able to maintain the average daily rate, occupancy rate and REVPAR of Studio City Hotel or visitation to Studio City in general, which may adversely affect our ability to generate the cash flows that we anticipate and impact our operations and financial condition.

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

Macau consists of a peninsula and two islands and is connected to mainland China by five land border crossings. Macau has an international airport and connections to mainland China and Hong Kong by road and ferry. To support Macau’s planned future development as a gaming and leisure destination, the frequency of bus, car, air and ferry services to Macau will need to increase. While various projects are under development to improve Macau’s internal and external transportation links, including the expansion of the Macau Light Rapid Transit and capacity expansion of border crossings, these projects may not be approved, financed or constructed in time to handle the projected increase in demand for transportation or at all, which could impede the expected increase in visitation to Macau and adversely affect Studio City. Furthermore, even if constructed, the expected benefits of these projects may not fully materialize, and may not result in significantly increased traffic to Macau and to Studio City. Any further delays or termination of Macau’s transportation infrastructure projects may have a material adverse effect on our business, prospects, financial condition, results of operations and cash flows.

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

Information technology and other systems that we depend on are subject to cybersecurity risks, including disruptions to systems and operations, misappropriation of customer information, other breaches of information security or other cybercrimes, as well as regulatory and other risks.

We rely on information technology and other systems (including those maintained by third-party service providers, suppliers and customers) to maintain and transmit large volumes of customer information, credit card settlements, credit card funds transmissions, mailing lists and reservations information and other personally identifiable information. We also maintain important internal company data such as personally identifiable information about our staff and information relating to our operations. The systems and processes we have implemented to protect customers, staff and company information are subject to the rapidly changing risks of compromised security and may therefore become outdated. Despite our preventive efforts, we are subject to the risks of compromised security, including cyber and physical security breaches, system failures, computer viruses, technical malfunctions, inadequate system capacities, power outages, natural disasters and inadvertent, negligent or intentional misuses, disclosure or dissemination of information or data by customers, company staff or employees of third-party vendors, ransomware attacks that encrypt, exfiltrate or otherwise render data unusable or unavailable or other forms of cybercrimes that include fraud or extortion. These risks can also be manifested in a variety of other ways, including through methods which may not yet be known to the cybersecurity community, and have become increasingly difficult to anticipate and prevent.

The steps we take to deter and mitigate these risks may not be successful or effective and our insurance coverage for protecting against cybersecurity risks may not be sufficient. The third parties that we engage or conduct business with face risks relating to cyber security similar to ours, and we do not directly control any of such service providers’ information security operations. A significant theft, loss or fraudulent use of customer or company data maintained by us or by a third-party service provider could have an adverse effect on our reputation, cause a material disruption to our operations and management team, and result in remediation expenses, regulatory penalties and litigation by customers and other parties whose information was subject to such attacks, all of which could have a material adverse effect on our business, prospects, results of operations and cash flows.

In addition to risks related to the theft, loss, or unauthorized disclosure of data, we are also exposed to significant risks related to the availability and functionality of our information technology systems such as resulting from cybercrimes or information technology outages. If our information technology systems become damaged or otherwise cease to function properly, our service and results of operations may be adversely affected and we may have to make significant investments to repair or replace them. Furthermore, any extended downtime from power supply disruptions or information technology system outages which may be caused by cyber security attacks or other reasons at Studio City may lead to an adverse impact on our operating results if we are unable to deliver services to customers for an extended period of time.

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

Our customers, suppliers and staff have a high expectation that we will adequately protect their personal information. Such collection, use and/or transmission of personal information are governed by privacy laws and regulations and such laws and regulations change often, vary significantly by jurisdiction and often are newly enacted. For example, the European Union (EU)’s General Data Protection Regulation, or the GDPR, requires companies to meet new and more stringent requirements regarding the handling of personal information. The GDPR may also capture data processing by non-EU firms with no EU establishment if, for example, they conduct direct marketing that specifically targets individuals in the EU. In addition, on November 1, 2023, the mainland China National Information Security Standardization Technical Committee issued the Network Security Standard Practice Guide –Guangdong-Hong Kong-Macau Greater Bay Area Cross-Border Personal Information Protection Requirements (Draft for Comment), setting out the basic principles and protection requirements in the personal information cross-border flow in the Guangdong-Hong Kong-Macao Greater Bay Area, which requires personal information processors to comply with the local laws and regulations in the jurisdictions concerned. It is likely that this Standard Practice Guide, if effective, will be applicable to companies operating in Hong Kong, like us.

In some jurisdictions, including mainland China where we do not currently have operations, the cybersecurity, data privacy, data protection, or other data-related laws and regulations are relatively new and evolving, and their interpretation and application may be uncertain. For example, the Cybersecurity Administration of China, or CAC, introduced the Management Measures for Reporting Cybersecurity Incidents (Draft for Comment) in December 2023, which require mandatory reporting within one hour for significant, major, or exceptionally major incidents. On January 4, 2022, the CAC issued the New Measures for Cybersecurity Review, or the New Measures, which amended the Measures for Cybersecurity Review (Draft Revision for Comments) released on July 10, 2021 and came into effect on February 15, 2022. The New Measures extend the scope of cybersecurity review to network platform operators engaging in data processing activities that affect or may affect national security, including overseas listings. Specifically, the New Measures provide that if a network platform operator who possesses personal information of more than one million users plans to be listed in foreign countries, it must apply for cybersecurity review and, in any event, the CAC has the authority to initiate a cybersecurity review if it considers the data processing activities in connection with a proposed listing will or may affect national security. The New Measures do not specify the types of public listings that will be subject to cybersecurity review and do not give sufficient guidance on the specific types of data processing activities that may be subject to cybersecurity review. The mainland China government authorities may have wide discretion in the interpretation and enforcement of the applicable laws. As such, we cannot predict the impact of the New Measures on us, if any, at this stage, and we will closely monitor and assess the developments in the rule-making process. If the practical application of the New Measures results in mandated clearance of cybersecurity reviews and other specific actions to be completed by companies operating in Macau like us, we face uncertainties as to whether such clearance can be timely obtained, or at all. We have not received any formal notice from any mainland China cybersecurity regulator that we should apply for or otherwise be subject to a cybersecurity review, but we cannot be certain that such notifications will not occur in the future.

On September 30, 2024, the Administration Regulations on Cyber Data Security (the “Data Security Regulations”) were published by the State Council, which came into effect on January 1, 2025. The Data

Security Regulations reiterate and refine the general regulations for cyber data processing activities and rules of personal information protection, important data security protection, cyber data cross-border transfer security management, and the responsibilities of online platform service providers. In particular, the Data Security Regulations provide that cyber data processors whose cyber data processing activities affect or may affect national security shall be subject to national security review in accordance with the relevant regulations. However, the Data Security Regulations provide no further explanation or interpretation for the criteria on determining the risks that “affect or may affect national security.” Also, since the Data Security Regulations are still relatively new, the interpretation and implementation of these regulations may further evolve and develop, we cannot predict the impact of the Data Security Regulations on us.

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

In addition, the mainland China Data Security Law, which was promulgated by the Standing Committee of the National People’s Congress on June 10, 2021 and took effect on September 1, 2021, requires data collection to be conducted in a legitimate and proper manner, and stipulates that, for the purpose of data protection, data processing activities must be conducted based on data classification and hierarchical protection systems for data security. Furthermore, the recently issued Opinions on Strictly Cracking Down Illegal Securities Activities requires (i) speeding up the revision of the provisions on strengthening the confidentiality and archives management relating to overseas issuance and listing of securities and (ii) improving the laws and regulations relating to data security, cross-border data flow, and management of confidential information. The mainland China Personal Information Protection Law, which was promulgated by the Standing Committee of the National People’s Congress on August 20, 2021 and took effect on November 1, 2021, integrates the various rules with respect to personal information rights and privacy protection and applies to the processing of personal information within mainland China as well as certain personal information processing activities outside mainland China, including those for the provision of products and services to natural persons within mainland China or for the analysis and assessment of acts of natural persons within mainland China. Although we have not collected, stored or managed any personal information in mainland China, given that there remain uncertainties regarding the further interpretation and implementation of those laws and regulations, if they are deemed to be applicable to companies operating in Macau, like us, we cannot assure you that we will be compliant with such new regulations in all respects, and we may be ordered to rectify and terminate any actions that are deemed illegal by the government authorities and become subject to fines and other government sanctions, which may materially and adversely affect our business, financial condition, and results of operations. Furthermore, we must also comply with other industry standards such as those for the credit card industry and other applicable data security standards.

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

Any failure to keep pace with and successfully incorporate technological developments into our operations may impair our ability to compete effectively.

Sophisticated information technology and systems is used in the gaming operations at Studio City Casino and our non-gaming operations and corporate functions. Technological developments in tools and solutions which can be incorporated into our operations and processes, including at Studio City Casino, are rapidly evolving, such as the recent incorporation by the Gaming Operator and other gaming operators of gaming tables utilizing radio frequency identification which permit enhanced monitoring of wagers and other gaming table activities. Furthermore, developing, acquiring and maintaining such tools and solutions may require significant capital and result in higher costs than anticipated. If we or the Gaming Operator fail to keep pace with, or successfully incorporate, technological developments in such tools and solutions into the operations and processes at Studio City, our ability to compete may be impaired.

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

In addition, recruitment efforts for the operations of Studio City may be adversely impacted by Macau government’s policies with respect to the approval and renewal of work permits for non-resident workers. The Macau government has signaled a tighter control on the employment of non-resident workers and submits applications for employment of non-resident workers to a rigorous review and seeks to stimulate the promotion of local workers to management positions in the gaming industry. Further, in policy addresses in recent years, the Macau government has continuously stressed that it will continue to monitor the proportion of management positions held by local workers in gaming operators and implement measures to ensure that such proportion is kept at a percentage not lower than 85% for senior and mid-management positions.

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

The contractors we retain to construct our projects may face difficulties and competition in finding qualified construction labor and managers as more projects commence construction in Macau and as substantial construction activity continues in mainland China as well as due to the imposition of travel restrictions. Immigration and labor regulations as well as travel restrictions in Macau or mainland China may cause our contractors to be unable to recruit sufficient laborers from mainland China to make up for any shortage in available labor in Macau and to help reduce the costs of construction, which could cause delays and increase our construction costs.

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

Companies in Macau are subject to complementary tax of 12% of taxable income, as defined in relevant tax laws. The Macau government granted to Studio City Entertainment, one of our subsidiaries, a Macau complementary tax exemption until 2021 on profits generated from income received from the Gaming Operator, to the extent that such income results from gaming operations within Studio City Casino and has been subject to gaming taxes. Studio City Entertainment applied for an extension of the complementary tax exemption for the period from January 1, 2022 to December 31, 2022 and further for the period from January 1, 2023 to December 31, 2032. The application for 2023 to 2032 was rejected and an objection to such decision was denied in a notice dated September 4, 2024. As the tax exemption has not been extended, it may have a material adverse effect on our financial condition.

From time to time, we may be involved in legal and other proceedings arising out of our operations.

We may be involved in disputes with various parties involved in the operation of Studio City, including contractual disputes with contractors, consultants, suppliers, retailers, food and beverage operators and construction workers. See “Item 8. Financial Information — A. Consolidated Statements and Other Financial Information — Legal and Administrative Proceedings.” Regardless of the outcome, these disputes may lead to legal or other proceedings and may result in substantial costs, delays in our schedules and the diversion of resources and management’s attention. In addition, we may be involved in a variety of litigation, regulatory proceedings and investigation arising out of our business, which are inherently unpredictable. Ultimate judgments or settlements for such proceedings could increase our costs and thereby lower our profitability or have a material adverse effect on our liquidity. We cannot assure you that we will be able to obtain the appropriate and sufficient types or levels of insurance for Studio City. We may also have disagreements with regulatory bodies in the course of our operations, which may subject us to administrative proceedings and unfavorable decisions that result in penalties, suspension or restrictions on our operations or closure of outlets at Studio City that are currently in operation. In such cases, our business, financial condition, results of operations and cash flows could be materially and adversely affected.

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

Furthermore, the depreciation of RMB against U.S. dollar or H.K. dollar will affect the purchasing power of visitors from mainland China, which in turn may affect the visitation and level of spending at Studio City. To date we have not engaged in hedging transactions with respect to foreign exchange exposure of our revenues and expenses in our day-to-day operations. However, we may occasionally enter into foreign exchange transactions as part of financing transactions and capital expenditure. We will consider our overall policy on hedging for foreign exchange risk from time to time. Any significant fluctuations in the exchange rates mentioned above may have a material adverse effect on our revenues and financial condition.

Furthermore, mainland China has tightened currency exchange controls and restrictions on the export and conversion of the Renminbi, the currency of mainland China, in recent years. Restrictions on the export of the Renminbi, as well as the increased effectiveness of such restrictions, may impede the flow of patrons from mainland China to Macau, inhibit the growth of gaming in those markets and negatively impact our gaming operations.

Economic or trade sanctions and a heightened trend towards trade and technology “de-coupling” could negatively affect the relationships and collaborations with our suppliers, service providers, technology partners and other business partners, which could materially and adversely affect our competitiveness and business operations.

The United Nations and a number of countries and jurisdictions, including mainland China, the United States and the EU, have adopted various economic or trade sanction regimes. In particular, economic and trade sanctions have been threatened and/or imposed by the U.S. government on a number of mainland China-based technology companies, including ZTE Corporation, Huawei Technologies Co., Ltd., or Huawei, Tencent Holdings Limited, certain of their respective affiliates, and other mainland China-based technology companies. These mainland China technology conglomerates manufacture and/or develop telecommunications and other equipment, software, mobile Apps and devices that are popular and widely used globally, including by us and by our customers, especially those in mainland China. The United States has also in certain circumstances threatened to impose further sanctions, trade embargoes, and other heightened regulatory requirements on mainland China and mainland China-based companies. The U.S. government has brought enforcement actions against ZTE Corporation and Huawei and related persons, as well as companies who engaged in unauthorized transactions with Huawei.

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

Climate change, environmental, social and governance and sustainability related concerns could have a negative impact on our business and results of operations.

Various jurisdictions are adopting or considering new laws and regulations that expand mandatory disclosure, reporting and diligence requirements with respect to environmental, social and governance (“ESG”) matters, and expectations of investors, customers, employees and other stakeholders in this area continue to evolve.

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

The criteria by which our ESG and sustainability practices are assessed may also change due to the evolution of the sustainability landscape, which could result in greater expectations of us and cause us to undertake costly initiatives to satisfy such new criteria. We have potentially high exposure to net zero transition-related policies and carbon prices that could result in energy inflationary pressures. Implicit carbon costs could also affect us where investments are required to meet building efficiency requirements and emissions regulations that are introduced as part of net zero transition plans. In addition, we have exposure to potential commodity price increase pressures on energy intensive goods and construction materials procured as a result of net zero transition-related regulations. If we are unable to satisfy such new criteria, stakeholders may conclude our policies and/or actions with respect to ESG and sustainability matters are inadequate. In addition, we utilize a significant amount of energy and water and produce a considerable amount of waste in our operations and any failure in our efforts to use materials efficiently or reduce waste may not meet the expectations of our stakeholders. Compliance with future climate-related legislation and regulation, and our efforts to achieve emissions reduction targets, could also be difficult and costly. Consumer travel and consumption preferences may also shift due to sustainability related concerns or costs. Moreover, stakeholders (including those in support of or in opposition to ESG principles) may have a negative view of us to the extent we are perceived to have not responded appropriately to their ESG concerns or take positions that are contrary to their views or expectations. As a result of the foregoing, we may experience significantly increased operating and compliance costs, operating disruptions or limitations, reduced demand, and constraints on our growth, all of which could adversely affect our profits.

Claims or regulatory actions against us under mainland China’s competition laws may result in fines, constraints on our business and damage to our reputation.

In recent years, the mainland China government has stepped up enforcement against concentration of undertakings, cartel activities, monopoly agreements, unfair pricing, abusive behaviors by companies with market dominance and other anti-competitive activities. In December 2020, the mainland China government announced that strengthening anti-monopoly measures and preventing the disorderly expansion of capital has become one of its focuses, and that it intended to improve digital regulations and legal standards for the identification of platform enterprise monopolies for the gathering, usage and management of data, and for the protection of consumer rights.

For example, the mainland China government has enhanced its anti-monopoly and anti-unfair competition laws and regulations, such as the enactment of the Online Trading Measures, which took effect on May 1, 2021, and the amended Anti-monopoly Law, which came into effect on August 1, 2022 and significantly increased the consequences of liability for violations, including for failing to notify the State Administration for Market Regulation prior to implementing transactions if certain thresholds are met.

As of the date of this annual report, mainland China’s statements and regulatory actions related to anti-monopoly concerns have not impacted our business, our ability to accept foreign investments or our ability to issue our securities to foreign investors. However, in the future, we may become subject to these or similar laws and regulations and compliance with such laws and regulations, as well as administrative guidance and requirements by regulators from time to time, may require significant resources and efforts, including changing our operations and pricing practices, restructuring our operations and adjusting our investment activities, which may materially and adversely affect our operations growth prospects, reputation and the trading prices of our ordinary shares and/or ADSs.

Risks Relating to Operating in the Gaming Industry in Macau

The Macau government may terminate the concession under certain circumstances without compensation to the Gaming Operator and may, pursuant to the Gaming Operator’s concession, determine that Studio City Casino may not continue to operate under the Studio City Casino Agreement, which would prevent the operation of Studio City Casino.

Under the Gaming Operator’s concession, the Macau government has the right to unilaterally terminate the concession in the event of non-compliance by the Gaming Operator with its basic obligations under the concession and applicable Macau laws. If such a termination were to occur, the Gaming Operator would be unable to operate gaming in Macau, including at Studio City Casino. Termination events include, among others, endangerment to the national security of mainland China or Macau; the operation of gaming without permission or operation of a business which does not fall within the business scope of the concession; abandonment of approved business or suspension of operations of its gaming business in Macau without reasonable grounds; transfer of all or part of the Gaming Operator’s operation in Macau in violation of the relevant laws and administrative regulations governing the operation of games of fortune or chance and other casino games in Macau and without Macau government approval; failure to pay taxes, premiums, levies or other amounts payable to the Macau government; systematic non-compliance with the Macau Gaming Operations Law’s basic obligations; for reasons of public interest; and for failure to meet probity standards or failure to meet the investment amount and other criteria set in the Concession Contract within the period set by the Macau government. These events could lead to the termination of the Gaming Operator’s concession without compensation and the Gaming Operator would be unable to operate gaming in Macau, which may have a material adverse effect on our financial condition, results of operations and cash flows and could result in defaults under our indebtedness agreements and a partial or complete loss of our investments in Studio City. In many of these instances, the Concession Contract does not provide a specific cure period within which any such events may be cured and, instead, the Gaming Operator would rely on consultations and negotiations with the Macau government to remedy any such violation.

Under the terms of the Studio City Casino Agreement to which Studio City Entertainment, one of our subsidiaries, is a party, the Gaming Operator has agreed to operate Studio City Casino. If, upon termination of the Gaming Operator’s concession, or under the gaming law, Studio City Entertainment were not able to continue the same arrangements or enter into similar arrangements, Studio City Casino may not be able to continue to operate in the same manner or at all, and the casino and gaming equipment operated by the Gaming Operator under its concession will revert or be transferred to the Macau government without compensation.

Under the Gaming Operator’s concession, the Macau government is allowed to request various changes in its investment plans and to make various other decisions and determinations. The Macau Gaming Operations Law also grants the Macau government authority to require for changes and specifications to be made to properties operated by concessionaires, including the Gaming Operator. In addition, the Chief Executive of Macau has the right to require an increase of the Gaming Operator’s share capital or that the Gaming Operator provides certain deposits or other guarantees of performance with respect to its obligations in any amount determined by the Macau government to be necessary. The Gaming Operator also needs to first obtain the approval of the Macau governmental authorities before raising certain financing and must notify the Macau government before taking significant financial decisions. The Gaming Operator’s ability to incur indebtedness or raise equity may be further restricted by its existing and any future financings. As a result, we cannot assure you that the Gaming Operator will be able to comply with these requirements or any other requirements of the Macau government or with the other requirements and obligations imposed by the concession or the law amending the gaming law or other related regulations.

The Concession Contract also contains various covenants and other obligations as to which the determination of compliance is subjective, and any failure to comply with any such covenant or obligation could result in the termination of the concession. For example, requirements of compliance with general and special duties of cooperation and special duties of information may be subjective, and we cannot assure you that the Gaming Operator will always be able to operate gaming activities in a manner satisfactory to the Macau government. The Macau Gaming Operations Law also contemplates various covenants and obligations the determination of which is discretionary or subjective. Accordingly, we will be impacted by the Gaming Operator’s continuing communications and good faith negotiations with the Macau government to ensure that the Gaming Operator is performing its obligations under the concession and applicable law in a manner that would avoid any violations.

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

The gaming industry in Macau and elsewhere in Asia is highly competitive. Our competitors include many of the largest gaming, hospitality, leisure and resort companies in the world. Some of these current and future competitors are larger than us and may have more diversified resources, better brand recognition and greater access to capital to support their developments and operations in Macau and elsewhere. In particular, in recent years, competitors have opened new properties, expanded operations and/or announced their intention for further expansion and developments in Cotai, where Studio City is located. For example, Galaxy Casino, S.A., or Galaxy, progressively opened phase 3 of the Galaxy Macau Resort from the second quarter of 2023, while phase 4 is currently under development and is expected to open in 2027. In addition, Sociedade de Jogos de Macau, S.A., or SJM, opened Grand Lisboa Palace in July 2021 and opened two additional hotels in 2023, while Sands Cotai Central in Cotai has been rebranded and redeveloped into The Londoner Macau, which opened in February 2021, with further renovations ongoing in the second phase of The Londoner Macau, which is expected to be complete in the second quarter of 2025.

Studio City Casino will also compete to some extent with casinos located in other countries, such as Singapore, the Philippines, Malaysia, South Korea, Vietnam, Cambodia, Australia, New Zealand, Japan and elsewhere in the world, including Las Vegas and Atlantic City in the United States, and in the future, proposed developments in Sri Lanka, Japan and the United Arab Emirates, among others. Certain other markets may in the future legalize casino gaming, including Taiwan and Thailand. Certain of these gaming markets may not be subject to as stringent regulations as the Macau market. Studio City Casino will also compete with both legal and illegal online gaming and sports-betting websites, cruise ships operating out of Hong Kong and other areas of Asia that offer gaming. The proliferation of gaming venues in Asia could significantly and adversely affect our business, results of operations, financial condition, cash flows and prospects.

Currently, Macau is the only region in the China area offering legal casino gaming. Although the mainland China government has strictly enforced its regulations prohibiting domestic gaming operations, there may be casinos in parts of mainland China that are operated illegally and without licenses. In addition, there is no assurance that the mainland China government will not in the future permit gaming operations in mainland China. Competition from casinos in mainland China, legal or illegal, could materially and adversely affect our business, results of operations, financial condition, cash flows and prospects.

Furthermore, Melco Resorts, as well as the Gaming Operator, may take action to construct and operate new gaming projects or invest in such projects, located in other countries in the Asia region (including new gaming projects in Macau) or outside the Asia region, which, along with their current operations, such as City of Dreams and Altira Macau, may increase the competition Studio City Casino will face. See “— Risks Relating to Our Relationship with Melco Resorts — We may have conflicts of interest with Melco Resorts and, because of Melco Resorts’ controlling ownership interest in our Company, we may not be able to resolve such conflicts on favorable terms for us.”

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

Under the Macau Gaming Operations Law, the Macau government has set a cap on gaming tables and gaming machines that may be operated in Macau at 6,000 gaming tables and 12,000 gaming machines. In addition, gaming tables and gaming machines previously allocated to a concessionaire may also be revoked if the minimum average annual gross gaming revenue of MOP7 million (equivalent to approximately US$875,392) for gaming tables and MOP300,000 (equivalent to approximately US$37,517) for gaming machines are not met for two consecutive years or the tables or gaming machines are not fully utilized without reason within a certain period.

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

Our activities in Macau are subject to administrative review and approval by various departments of the Macau government. For example, our business activities and Studio City Casino are subject to the administrative review and approval by the DICJ, Macau Health Bureau, Macau Labor Bureau, Macau Construction Works Bureau, Macau Fire Department, Macau Finance Department and Macau Government Tourism Office. We cannot assure you that we or the Gaming Operator will be able to obtain or maintain all necessary approvals, which may materially affect our business, financial condition, results of operations, cash flows and prospects. Macau law permits redress to the courts with respect to administrative actions. However, such redress is largely untested in relation to gaming regulatory issues.

Studio City Casino is subject to operational risks commonly faced by other gaming facilities in Macau.

Studio City Casino faces operational risks commonly experienced in the gaming industry in Macau. Such risks include, but are not limited to, the following:

•

Inability to Collect Gaming Receivables from Credit Customers. The Gaming Operator may grant gaming credit directly to certain customers at Studio City Casino, which will often be unsecured. The Gaming Operator may not be able to collect all of its gaming receivables from, or fully realize the value of collateral posted by, its credit customers at Studio City Casino, and we expect that the Gaming Operator will be able to enforce its gaming receivables only in a limited number of jurisdictions, including Macau and under certain circumstances, Hong Kong, the U.S., Australia and Canada. The Gaming Operator’s inability to collect gaming receivables from credit customers may in turn affect our financial performance.

•

Limited Availability of Credit to Gaming Patrons. The Gaming Operator conducts its table gaming activities at Studio City Casino partially on a credit basis and may extend credit to certain of its patrons. Any general economic downturn and turmoil in the financial markets may result in broad limitations on the availability of credit from credit sources as well as lengthening the recovery cycle of extended credit. In particular, due to credit conditions in mainland China and the tightening of cross-border fund transfers by the mainland China government to control capital outflows in recent years, the number of visitors to Macau from mainland China, as well as the amounts they are willing to spend in casinos, may decrease, which could have a material adverse effect on our business, financial condition and results of operations.

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

Pursuant to the terms of the Macau Gaming Operations Law, the maximum number of gaming concessions is six. Concessionaires are prohibited from entering into a subconcession agreement. Notwithstanding, the policies and laws of the Macau government may change and could result in the grant of additional concessions or subconcessions, which could significantly increase competition in Macau and also cause Studio City Casino to lose or be unable to maintain or gain market share and, as a result, adversely affect our business.

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

•

Allocation of Business Opportunities. Melco Resorts, as well as the Gaming Operator, may take action to construct and operate new gaming projects or invest in such projects located in the Asian region (including new gaming projects in Macau) or elsewhere, which, along with their current operations, including City of Dreams and Altira Macau, may divert their attention and resources. For example, in 2015, Melco Resorts opened City of Dreams Manila, a casino, hotel, retail and entertainment resort in Manila, the Philippines. In 2019, Melco Resorts acquired from Melco International a 75% equity interest in the City of Dreams Mediterranean project, which was launched in 2023, as well as the satellite casinos operating in conjunction with the City of Dreams Mediterranean in Cyprus. In 2024, Melco Resorts announced its expansion into Sri Lanka with the casino operations of City of Dreams Sri Lanka expected to open in the third quarter of 2025. We could face competition from these other gaming projects. Due to the Management and Shared Services Arrangements we have with Melco Resorts, should Melco Resorts decide to focus more attention on gaming projects located in other areas, including in jurisdictions that may be expanding or commencing their gaming industries, or should economic conditions or other factors result in a significant decrease in gaming revenues and number of patrons in Macau, Melco Resorts may make strategic decisions to focus on their other projects rather than us, which could adversely affect our development and operation of Studio City and future growth.

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

Risks Relating to Conducting Business and Operating in Macau

Our business, financial condition and results of operations may be materially and adversely affected by any economic slowdown in Macau, mainland China and nearby Asia regions as well as globally.

All of our operations are in Macau. Accordingly, our results of operations and financial condition may be materially adversely affected by significant political, social and economic developments in Macau and mainland China. A slowdown in economic growth in mainland China could adversely impact the number of visitors from mainland China to Studio City as well as the amount they are willing to spend in our hotel towers, restaurants and other facilities as well as at Studio City Casino, which could have a material adverse effect on our results of the operations and financial condition. Various factors have negatively impacted economic growth in mainland China in recent years, including the government’s efforts to cool mainland China’s housing market and disruptions caused by COVID-19, leading to reduced consumer discretionary budget and ultimately affecting their spending on travel and leisure. Moreover, mainland China’s common prosperity drive which started in 2021 aims to narrow the nation’s wealth gap by reducing wealth inequality. Any changes in the income tax rate or government policy which discourages conspicuous consumption may affect the spending patterns of our patrons. All of these measures as well as a number of measures taken by the mainland China government in recent years to control the rate of economic growth, including those designed to tighten credit and liquidity, may have contributed to a slowdown of mainland China’s economy. According to preliminary estimates from the National Bureau of Statistics of China, mainland China’s GDP growth rate was 5.0% in 2024, which was lower than the 5.4% in 2023. Any slowdown in mainland China’s future growth may have an adverse impact on financial markets, currency exchange rates and other economies, as well as the spending of visitors in Macau and Studio City. There is no guarantee that economic downturns, whether actual or perceived, any further decrease in economic growth rates or an otherwise uncertain economic outlook in mainland China will not occur or persist in the future, that they will not be protracted or that governments will respond adequately to control and reverse such conditions, any of which could materially and adversely affect our business, financial condition and results of operations.

In addition, the global macroeconomic environment continues to face significant challenges, such as the continuation of international trade conflicts, including the trade disputes between the United States and mainland China and the recent escalation of trade tariffs and related retaliatory measures between these two countries and globally.

Tensions between the United States and mainland China have continued to escalate in connection with ongoing trade disputes as well as other political factors. Continued rising political tensions globally could reduce levels of trade, investment, technological exchanges and other economic activities between these two major economies, which would have a material adverse effect on global economic conditions and the stability of global financial markets. The introduction of the National Security Law for Hong Kong and the U.S. Department of State’s statements in reaction to it have resulted in a further deterioration in the Sino-U.S. bilateral relationship, which could negatively affect the mainland China economy and its demand for gaming and leisure activities.

Elevated inflation rates globally and in places where we operate may not only weaken discretionary spending of our customers but also increase our operating costs due to possible hikes in salary payments for our staff or key expenditures in our business. In September 2024, the U.S. Federal Reserve lowered the benchmark federal-funds rate for the first time in four years to 5.00% and has continued to lower interest rates in 2024 to the current rate of 4.50%. The direction that the U.S. Federal Reserve will take with regards to its monetary policies is uncertain. Interest rate hikes from one or more central banks across the world to address inflation or other macroeconomic factors would increase the cost of credit throughout global economies, impacting cashflows for both businesses and consumers as they spend more on interest payments which, in turn, reduces the amount available for capital investments and for discretionary consumption. Any developments that adversely impacts global liquidity, heighten market volatility and increase U.S. dollar funding costs resulting in tightened global financial conditions and a prolonged period of volatile and unstable market conditions would likely increase our funding costs and negatively affect our market risk mitigation strategies.

The continued pressure on the mainland China property market since 2022, as well as the deterioration in the mainland China economy post-COVID-19, also negatively impacted the market for high yield bonds of issuers in other sectors connected with mainland China, including those issued by Macau gaming operators and associated entities. Other factors affecting discretionary consumer spending, including amounts of disposable consumer income, fears of recession, lack of consumer confidence in the economy, change in consumer preferences, high energy, fuel and other commodity costs and increased cost of travel may negatively impact our business. An extended period of reduced discretionary spending and/or disruptions or declines in travel have had and could materially adversely affect our business, results of operations and financial condition.

Considerable uncertainty remains over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and mainland China. There have been concerns over conflicts, unrest and terrorist threats in the Ukraine, Middle East, Europe and Africa, including, but not limited to, the Israel-Hamas conflict, and the continuing military conflict between Russia and Ukraine leading to sanctions and export controls being imposed by the United States, the European Union, the United Kingdom and other countries targeting Russia, its financial system and major financial institutions and certain Russian entities and persons. Such sanctions and measures and the Israel-Hamas conflict have had and may continue to have a negative impact on our business and our ability to accept certain customers. These conflicts have also caused volatility in global financial markets as well as a rise in prices of oil, gas and other commodities. In addition, concerns over conflicts involving the United States and Iran and potential conflicts involving the Korean peninsula persist. Any severe or prolonged slowdown in the global economy or increase in international trade or political conflicts may materially and adversely affect our business, results of operations and financial condition. In addition, continued turbulence in the international markets may adversely affect our ability to access capital markets to meet liquidity needs.

Studio City Casino’s operations could be adversely affected by foreign exchange restrictions on the Renminbi.

Gaming operators in Macau are currently prohibited from accepting wagers in Renminbi, the currency of mainland China. There are currently restrictions on the export of the Renminbi outside of mainland China, including to Macau. For example, a mainland China citizen traveling abroad is only allowed to take a total of RMB20,000 (equivalent to approximately US$2,734) plus non-RMB currency with an amount equivalent of up to US$5,000 out of mainland China. Moreover, an annual limit of RMB100,000 (equivalent to approximately US$13,668) on the aggregate amount that can be withdrawn overseas from mainland China bank accounts was set by the mainland China government. In addition, the mainland China government’s ongoing anti-corruption campaign has led to tighter monetary transfer regulations, including real-time monitoring of certain financial channels, reducing the amount that mainland China-issued ATM cardholders can withdraw in each withdrawal, imposing a limit on the annual aggregate amount that may be withdrawn and the launch of facial recognition and identity card checks with respect to certain ATM users, which could disrupt the amount of money visitors can bring from mainland China to Macau. Furthermore, the Macau government performs identity card checks with respect to certain ATM users and recommended banks perform adequate due diligence and monitoring of merchants with respect to usage of point-of-sales machines, such as cash registers where a customer is charged for goods or services purchased. These measures may limit liquidity availability and curb capital outflows. In addition, all individuals entering Macau with an amount in cash or negotiable instrument to the bearer equal to or higher than the amount of MOP120,000 (equivalent to approximately US$15,007) as determined by the Chief Executive of Macau are required to declare such amount to the customs authorities. For further details, please refer to “Item 4. Information on the Company — B. Business Overview — Regulations — Control of Cross-border Transportation of Cash Regulations.” The adoption of digital currency by the mainland China government may also cause more restrictions on the export of the Renminbi out of mainland China, which may impede the flow of customers from mainland China to Macau, inhibit the growth of gaming in Macau and negatively impact the operation of Studio City Casino.

Policies, campaigns and measures adopted by the mainland China and/or Macau governments from time to time could materially and adversely affect our operations.

Our operating results may be adversely affected by:

•	tightening of travel restrictions to Macau or from mainland China, including due to the outbreak of infectious diseases, such as COVID-19 outbreaks;

•	austerity measures which may be imposed by the mainland China government;

•	changes in government policies, laws and regulations, or in the interpretation or enforcement of these policies, laws and regulations;

•	changes in cross-border fund transfer and/or foreign exchange regulations or policies effected by the mainland China and/or Macau governments;

•	measures taken by the mainland China government to deter marketing of gaming activities to mainland China residents by offshore casinos;

•	measures that may be introduced to control inflation, such as interest rate increases or bank account withdrawal controls; and

•	changes in the rate or method of taxation by the Macau government.

A significant number of the customers of Studio City Casino come from, and are expected to continue to come from, mainland China. Any travel restrictions imposed by mainland China, such as the travel restrictions imposed due to COVID-19 outbreaks, could negatively affect the number of patrons visiting Studio City from mainland China. Under the Individual Visit Scheme, or IVS, mainland China citizens from certain cities have been able to travel to Macau individually instead of as part of a tour group. Mainland China also banned “zero fare tours,” popular among visitors to Macau from mainland China, whereby travelers avail the services of tour guides at minimal or no cost if they agree to shop in designated areas in exchange. While the mainland China government has restricted and then loosened IVS travel frequently, it has indicated its intention to maintain tourism development by opening the IVS to more mainland China cities to visit Macau. For example, the IVS was further expanded to Qingdao and Xi’an beginning in March 2024. It is unclear whether these and other measures will continue to be in effect or become more restrictive in the future. For instance, as a result of the COVID-19 outbreak, the mainland China government suspended the issuance of group and individual travel visas from mainland China to Macau. The IVS program was resumed by the mainland China government on September 23, 2020, with e-Visa applications being accepted from November 1, 2022. A decrease in the number of visitors from mainland China could adversely affect Studio City’s results of operations.

In addition, certain policies and campaigns implemented by the mainland China government may lead to a decline in the number of patrons visiting Studio City and the amount of spending by such patrons. The strength and profitability of our business depends on consumer demand for integrated resorts in general and for the type of luxury amenities that a gaming operator offers. Initiatives and campaigns undertaken by the mainland China government in recent years have resulted in an overall dampening effect on the behavior of mainland China consumers and a decrease in their spending, particularly in luxury good sales and other discretionary spending. For example, the mainland China government’s ongoing anti-corruption campaign has had an overall dampening effect on the behavior of mainland China consumers and their spending patterns both domestically and abroad. In addition, the number of patrons visiting Studio City may be affected by the mainland China government’s focus on deterring marketing of gaming to mainland China citizens and its initiatives to tighten monetary transfer regulations, increase monitoring of various transactions, including bank or credit card transactions, reduce the amount that mainland China-issued ATM cardholders can withdraw in each withdrawal and impose a limit on the annual aggregate amount that may be withdrawn. For example, certain staff of a foreign casino were convicted in mainland China in connection with gaming-related promotional activities in mainland China which created regulatory uncertainty on marketing activities in mainland China. Amendments to mainland China’s criminal laws, which provide that anyone that organizes trips for mainland China citizens for the purpose of gambling outside of mainland China, including Macau, may be deemed to have conducted a criminal act, came into effect on March 1, 2021. Furthermore, in November 2021, the Court of Final Appeal in Macau issued a final unappealable decision that a gaming operator is jointly liable with a gaming promoter for the refund of funds deposited with such gaming promoter and the Macau authorities arrested executives from a gaming promoter for alleged illegal overseas gaming related activities. In January 2022, the Macau authorities also arrested an executive from another gaming promoter and certain related individuals and certain of these individuals were sentenced to jail terms in addition to the payment of monetary compensation to the Macau government in January 2023. The mainland China government has also developed its digital currency and has performed certain test trials in its application within mainland China. If a digital currency is adopted by the Macau government for gaming operations in Macau, there could be a material and adverse impact on Studio City Casino’s operations if limitations on transactions per player are also introduced in conjunction with the adoption of the digital currency. A wide interpretation, application or enforcement of these laws and regulations by the mainland China governmental authorities could have a material and adverse effect on our business and prospects, financial condition and results of operations.

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

Changes in laws, regulations and policies in mainland China and uncertainties in the legal systems in mainland China may expose us to risks. In addition, rules and regulations in mainland China can change quickly with little advance notice.

We are based in and have all of our operations in Hong Kong and Macau. In addition, as a significant number of our customers come from, and are expected to continue to come from, mainland China, our results of operations and financial condition may be materially and adversely affected by significant regulatory developments not only in Macau but also in mainland China. Gaming related activities in mainland China, including marketing activities, are strictly regulated by the mainland China government and subject to various mainland China laws and regulations. The mainland China legal system continues to rapidly evolve and the interpretations of many laws, regulations and rules are not always uniform. Rules and regulations in mainland China can change quickly with little advance notice. In addition, the mainland China legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all. As a result, we may not be aware of all policies and rules imposed by the mainland China authorities which may affect or relate to our business and operations. There is also no assurance that our interpretation of the laws and regulations that affect our activities in mainland China is or will be consistent with the interpretation and application by the mainland China governmental authorities. These uncertainties may impede our ability to assess our legal rights or risks relating to our business and activities. Any changes in the laws and regulations, or in the interpretation or enforcement of these laws and regulations, which affect gaming-related activities in mainland China could require additional expenditures and efforts on our part to ensure our compliance with such regulations or interpretations and have a material and adverse effect on our business and prospects, financial condition and results of operations. We may incur penalties for any failure to comply with mainland China laws and regulations.

In addition, mainland China administrative and court authorities have significant discretion in interpreting and implementing statutory terms. Such discretion of the mainland China administrative and court authorities increases the uncertainties in the mainland China legal system and makes it difficult to evaluate the likely outcome of any administrative and court proceedings in mainland China and the level of legal protection we enjoy than in other legal systems. Any litigation or proceedings in mainland China may be protracted and result in substantial costs and diversion of our resources and management attention. Any such litigation or proceedings could have a material adverse effect on our business, reputation, financial condition and results of operations.

The mainland China government may influence our operations in Macau or elsewhere or intervene in our offerings conducted overseas or foreign investments in us. Its oversight and discretion over our business could result in material adverse changes in our operations and the value of our ordinary shares and ADSs.

The mainland China government has exercised and continues to exercise substantial control over virtually every sector of the mainland China economy through evolving development, interpretation and implementation of applicable laws and regulations. The mainland China government may also enact new laws, rules or regulations which may influence our operations in Macau or elsewhere at any time as the mainland China government deems appropriate to further regulatory, political and societal goals, or may exert more control over offerings conducted overseas and/or foreign investment in mainland China-based issuers, which could result in a material change in our operations and/or the value of our ordinary shares. Additionally, the mainland China government has in the past made statements indicating an intent to exert more oversight and control over offerings by mainland China-based issuers that are conducted overseas and/or foreign investment in mainland China-based issuers and any such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or be worthless. See also “— Risks Relating to Our Business — Failure to protect the integrity and security of company staff, supplier and customer information and comply with cybersecurity, data privacy, data protection or any other laws and regulations related to data may materially and adversely affect our business, financial condition and results of operations, and/or result in damage to reputation and/or subject us to fines, penalties, lawsuits, restrictions on our use or transfer of data and other risks” for discussions relating to the mainland China Data Security Law.

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

Under the first paragraph of Article 15 of the Trial Administrative New Measures, overseas offerings and listings of a listing applicant by a mainland China company must conduct and complete the relevant filing procedures with the CSRC if (i) more than 50% of its operating revenue, total profit, total assets or net assets were derived from its mainland China entities based on the audited consolidated financial statements for the most recent financial year, and (ii) the main parts of its business activities are conducted in the mainland China, its principal places of business are located in mainland China, or the majority of senior management in charge of its business operations are mainland China citizens or domiciled in mainland China. Furthermore, the second paragraph of Article 15 of the Trial Administrative New Measures provides that a “substance over form” principle, or the Principle, shall be followed when determining whether an issuer is subject to the filing requirements under the Trial Administrative New Measures. In addition, according to the Notice on Overseas Issuance and Listing, companies which have completed overseas listings or offerings prior to March 31, 2023 are not required to complete any filing procedures immediately, but may be required to file with the CSRC for any follow-on offerings.

We do not believe that our previous or any future offshore offerings are or will be subject to the filing procedures under the Trial Administrative New Measures and related guidelines as (i) we do not and do not expect to have any subsidiaries in mainland China, and none of our operating revenue, total profit, total assets or net assets as recorded in our audited consolidated financial statements for the most recent financial year is being accounted for by any mainland China domestic subsidiaries; (ii) the main parts of the Company’s business activities are not and are not expected to be conducted in mainland China; (iii) the Company’s principal places of business are not and are not expected to be located in mainland China; (iv) the senior management in charge of the Company’s business operation are not mainland China citizens and the management does not and is not expected to be domiciled in mainland China; and (v) the risk factors disclosed in the offering document of any future offshore offerings are not expected to be predominately related to mainland China as compared to other countries and regions. However, significant uncertainties exist as to how the Trial Administrative New Measures and the related guidelines will be interpreted and implemented since they are newly published. Particularly, the Principle is subject to any new laws, rules and regulations or interpretations and implementations in any form relating to the filing requirements under the Trial Administrative New Measures at the discretion of the mainland China government authorities.

If (i) we incorrectly conclude that certain regulatory permissions and approvals are not required or (ii) applicable laws, regulations, or interpretations change in a way that requires us to complete such filings or obtain such approvals in the future, and (iii) we are required to obtain such permissions or approvals in the future, but fail to receive or maintain such permissions or approvals, we may face sanctions by the CSRC, the CAC or other mainland China regulatory agencies. These regulatory agencies may impose fines and penalties on us, limit our operations, limit our ability to list on stock exchanges outside of mainland China or offer our securities to foreign investors or take other actions that could have a material adverse effect on our business, financial condition, results of operations and prospects, as well as the trading price of our securities.

Terrorism, violent criminal acts, the uncertainty of war, widespread health epidemics or pandemics, political developments and other factors affecting discretionary consumer spending and leisure travel may reduce visitation to Macau and harm our operating results.

The strength and profitability of our business will depend on consumer demand for integrated resorts and leisure travel in general. Terrorist and violent criminal activities in Europe, the United States, Southeast Asia and elsewhere, the Israel-Hamas conflict, the military conflict between Russia and Ukraine and other conflicts in the Middle East, and/or social events and natural disasters such as typhoons, tsunamis and earthquakes, and outbreaks of widespread health epidemics or pandemics, including COVID-19 outbreaks, among other things, have negatively affected travel and leisure expenditures. Terrorism, other criminal acts of violence or social events and widespread health epidemics or pandemics could have a negative impact on international travel and leisure expenditures, including lodging, gaming and tourism. We cannot predict the extent to which such acts may affect us, directly or indirectly, in the future. See also “— Risks Relating to Conducting Business and Operating in Macau — An outbreak of widespread health epidemics or pandemics, contagious disease or other outbreaks may have an adverse effect on the economies of affected countries or regions and may have a material adverse effect on our business, financial condition and results of operations” and “— Risks relating to Our Business — Economic or trade sanctions and a heightened trend towards trade and technology “de-coupling” could negatively affect the relationships and collaborations with our suppliers, service providers, technology partners and other business partners, which could materially and adversely affect our competitiveness and business operations.”

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

Our operations could be, and in certain cases, such as COVID-19 outbreaks, have been adversely affected by the outbreak of widespread health epidemics or pandemics, such as swine flu, avian influenza, severe acute respiratory syndrome (SARS), Middle East respiratory syndrome (MERS), Zika and Ebola. The occurrence of such health epidemics or pandemics, prolonged outbreak of an epidemic illness or other adverse public health developments in mainland China or elsewhere in the world could materially disrupt our business and operations. Such events could significantly impact our industry and cause severe travel restrictions between mainland China and Macau as well as temporary or prolonged closures of the facilities we use for our operations and disruptions to public transportation, which could severely disrupt our operations and have a material adverse effect on our business, financial condition and results of operations. Such events may also indirectly and materially adversely impact our operations by negatively impacting the outlook, growth or business sentiment in the global, regional or local economy.

There can be no assurance that any further outbreak of COVID-19 or an outbreak of swine flu, avian influenza, SARS, MERS, Zika, Ebola or other contagious disease or any measures taken by the governments of affected countries against such potential outbreaks will not seriously interrupt our gaming operations. The perception that an outbreak of any health epidemic or contagious disease may occur may also have an adverse effect on the economic conditions of countries in Asia. In addition, our operations could be disrupted if any of our facilities or employees or others involved in our operations were suspected of having COVID-19, swine flu, avian influenza, SARS, MERS, Zika or Ebola as this could require us to quarantine some or all of such employees or persons or disinfect the facilities used for our operations. Furthermore, any future outbreak may restrict economic activities in affected regions, which could result in reduced business volume and the temporary closure of our facilities or otherwise disrupt our business operations and adversely affect our results of operations. Our revenues and profitability could be materially reduced to the extent that a health epidemic or other outbreak harms mainland China or global economy in general.

Macau is susceptible to typhoons and heavy rainstorms that may damage our property and disrupt our operations.

Macau’s subtropical climate and location on the South China Sea renders it susceptible to typhoons, heavy rainstorms and other natural disasters. In the event of a major typhoon or other natural disasters in Macau, Studio City may be severely damaged, our operations may be materially and adversely affected and Studio City Casino may even be required to temporarily cease operations by regulatory authorities. Any flooding, unscheduled cessation of operations, interruption in the technology or transportation services or interruption in the supply of public utilities is likely to result in an immediate, and possibly substantial, loss of revenues due to a shutdown of Studio City, including operations at Studio City Casino. Although we benefit from certain insurance coverage with respect to these events, our coverage may not be sufficient to fully indemnify us against all direct and indirect costs, including loss of business, which could result from substantial damage to, or partial or complete destruction of, Studio City or other damages to the infrastructure or economy of Macau.

Risks Relating to Our Shares and ADSs

We are a Cayman Islands holding company. Our sole material asset is our equity interest in MSC Cotai and we will be accordingly dependent upon distributions from MSC Cotai to pay dividends and cover our corporate and other expenses.

We are a Cayman Islands holding company and have no material assets other than our equity interest in MSC Cotai. We have also undertaken that we will not own equity interests in any other entity other than MSC Cotai and that we will contribute to MSC Cotai all net proceeds received by us from sales of equity securities and sales of assets. Please see “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions — Pre-IPO Organizational Transactions.” Because we will have no independent means of generating revenue, our ability to pay dividends, if any, and cover our corporate and other expenses is dependent on the ability of MSC Cotai to generate revenue to pay such dividends and expenses. This ability, in turn, may depend on the ability of MSC Cotai’s subsidiaries to make distributions to it. The ability of MSC Cotai and its subsidiaries to make such distributions will be subject to, among other things, (i) the applicable laws and regulations of the relevant jurisdictions that may limit the amount of funds available for distribution, (ii) restrictions in the Participation Agreement or relevant debt instruments issued by MSC Cotai or its subsidiaries in which it directly or indirectly holds an equity interest and (iii) the availability of funds to distribute. For example, if COVID-19 outbreaks return and disrupt our operations or escalates, it may have a material adverse effect on the availability of funds for MSC Cotai and its subsidiaries to distribute. To the extent that we need funds and MSC Cotai or its subsidiaries are restricted from making such distributions or payments under applicable law or regulation or under the terms of any financing arrangements, or are otherwise unable to provide such funds, our liquidity and financial condition could be materially and adversely affected. In addition, we are not a mainland China operating company and investors may never directly hold equity interests in our operating subsidiaries. This organizational structure involves unique risks to investors, including the possibility of mainland China or Macau regulatory authorities disallowing our organizational structure, which would likely result in a material change in our operations and/or value of our ADSs making them significantly decline or worthless.

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

The trading price of our ADSs has been and may continue to be subject to wide fluctuations. Since our listing on October 18, 2018 to March 14, 2025, the trading prices of our ADSs ranged from US$1.52 to US$28.59 per ADS and the closing sale price on March 14, 2025 was US$3.75 per ADS. The trading price of our ADSs may be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, including the performance and fluctuation of the market prices of other companies with business operations located mainly in Macau or mainland China that have listed their securities in the United States. In addition to market and industry factors, the price and trading volume for our ADSs may be highly volatile for factors specific to our own operations, including the following:

•	limited public float of our ADSs;

•	international political tensions, including between mainland China and the U.S., and policies and/or legislation which may be proposed and/or enacted in relation to such tensions;

•	developments in the Macau market or other Asian gaming markets, including disruptions caused by widespread health epidemics or pandemics;

•	general economic, political or other factors that may affect Macau, where Studio City is located and/or the macroeconomic environment, including global pandemics or other crises;

•	changes in the economic performance or market valuations of the gaming and leisure industry companies;

•	changes in the Gaming Operator’s market share of the Macau gaming market;

•	regulatory developments affecting us or our competitors;

•	actual or anticipated fluctuations in our quarterly or annual operating results;

•	announcements of new investments, acquisitions, strategic partnerships, joint ventures or divestments by us or our competitors;

•	changes in financial estimates by securities analysts;

•	detrimental adverse publicity about us, Studio City or our industries;

•	additions or departures of key personnel;

•	fluctuations in the exchange rates between the U.S. dollar, H.K. dollar, Pataca and Renminbi;

•	release or expiration of lock-up or other transfer restrictions on our outstanding equity securities or sales of additional equity securities;

•	sales or perceived sales of additional shares or ADSs or securities convertible or exchangeable or exercisable for shares or ADSs;

•	potential litigation or regulatory investigations; and

•	rumors related to any of the above, irrespective of their veracity.

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

Public companies that have substantially all of their operations in China have been the subject of short selling. Much of the scrutiny and negative publicity has centered on allegations of a lack of effective internal control over financial reporting resulting in financial and accounting irregularities and mistakes, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud. As a result, many of these companies are now conducting internal and external investigations into the allegations and, in the interim, are subject to shareholder lawsuits and/or SEC enforcement actions.

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

As of December 31, 2024, New Cotai owned 31,149,140 ADSs, representing approximately a 14.8% voting and economic interest in our Company, and 72,511,760 Class B ordinary shares, representing approximately a 8.6% voting, non-economic interest in our Company. New Cotai also has a Participation Interest, which entitles New Cotai to receive from MSC Cotai an amount equal to approximately 9.4% of the amount of any distribution, dividend or other consideration paid by MSC Cotai to us, subject to adjustments, exceptions and conditions. Under the Participation Agreement, New Cotai and its permitted transferees will be entitled to exchange its Participation Interest for Class A ordinary shares. We have granted registration rights with respect to the Class A ordinary shares delivered in exchange for Participation Interests. See “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions — Pre-IPO Organizational Transactions” and “— Registration Rights Agreement.”

In addition, certain funds managed by Silver Point Capital, L.P., as of September 30, 2024, beneficially owned 400 Class A ordinary shares and another 114,757,256 Class A ordinary shares in the form of ADSs, representing 13.6% of our outstanding ordinary shares, while Melco International beneficially owned 463,095,592 Class A ordinary shares, representing 54.9%, of our outstanding ordinary shares. See “Item 7. Major Shareholders and Related Party Transactions — A. Major Shareholders.”

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

If we are a “passive foreign investment company” for United States federal income tax purposes for any taxable year, United States holders of our ADSs could be subject to adverse United States federal income tax consequences.

A non-United States corporation will be a “passive foreign investment company,” or a “PFIC,” for United States federal income tax purposes for any taxable year if, applying applicable look-through rules, either (i) at least 75% of its gross income for such taxable year is passive income or (ii) at least 50% of the value of its assets (generally based on an average of the quarterly values) during such year is attributable to assets that produce or are held for the production of passive income. Based on the value of our assets and the composition of our income and assets, we do not believe we were a PFIC for United States federal income tax purposes for our taxable year ended December 31, 2024. However, the determination of whether or not we are a PFIC according to the PFIC rules is made on an annual basis and will depend on the composition of our income and assets and the value of our assets from time to time. Therefore, changes in the composition of our income or assets or the value of our assets may cause us to become a PFIC. The determination of the value of our assets (including goodwill not reflected on our balance sheet) may be based, in part, on the quarterly market value of our ADSs, which is subject to change and may be volatile.

The classification of certain of our income as active or passive, and certain of our assets as producing active or passive income, and hence whether we are or will become a PFIC, depends on the interpretation of certain United States Treasury regulations as well as certain United States Internal Revenue Service (“IRS”) guidance relating to the classification of assets as producing active or passive income. Such regulations and guidance are potentially subject to different interpretations. If due to different interpretations of such regulations and guidance the percentage of our passive income or the percentage of our assets treated as producing passive income increases, we may be a PFIC in one or more taxable years.

If we are a PFIC for any taxable year during which a “United States person” holds ADSs, certain adverse United States federal income tax consequences could apply to such United States person. See “Item 10. Additional Information — E. Taxation — United States Federal Income Taxation — Passive Foreign Investment Company.”

If a “United States person” is treated as owning at least 10% of our shares, such holder may be subject to adverse United States federal income tax consequences.

If a “United States person” is treated as owning (directly, indirectly or constructively) at least 10% of the value or voting power of our stock (including our ordinary shares and ADSs), such person may be treated as a “United States shareholder” with respect to us. A United States shareholder of a “controlled foreign corporation” may be required to report annually and include in its United States taxable income its pro rata share of “subpart F income,” “global intangible low-taxed income” and investments in “United States property” by controlled foreign corporations, regardless of whether we make any distributions. An individual that is a United States shareholder with respect to a controlled foreign corporation generally would not be allowed certain tax deductions or foreign tax credits that would be allowed to a United States shareholder that is a United States corporation. Failure to comply with these reporting obligations may subject you to significant monetary penalties and may prevent the statute of limitations with respect to your United States federal income tax return for the year for which reporting was due from starting. We cannot provide any assurances that we will assist investors in determining whether we are a controlled foreign corporation or whether such investor is treated as a United States shareholder with respect to us or furnish to any United States shareholders information that may be necessary to comply with the aforementioned reporting and tax paying obligations. A United States investor should consult its advisors regarding the potential application of these rules to an investment in the stock.

Changes in tax law relating to multinational corporations could adversely affect our tax position.

The member countries of the Organization for Economic Co-operation and Development (“OECD”), with the support of the G20, initiated the base erosion and profit shifting (“BEPS”) project in 2013 in response to concerns that changes were needed to international tax laws. In November 2015, the G20 finance ministers adopted final BEPS reports designed to prevent, among other things, the artificial shifting of income to low-tax jurisdictions, and legislation to adopt and implement the standards set forth in such reports has been enacted or is currently under consideration in a number of jurisdictions. In May 2019, the OECD published a “Programme of Work,” which was divided into two pillars. Pillar One focused on the allocation of group profits among taxing jurisdictions based on a market-based concept rather than the historical “permanent establishment” concept. Pillar Two, among other things, introduced a global minimum tax. On October 10, 2021, 137 member jurisdictions of the G20/OECD Inclusive Framework on BEPS (including Israel) joined the “Statement on a Two-Pillar Solution to Address the Tax Challenges Arising from the Digitalisation of the Economy” which sets forth the key terms of such two-pillar solution, including a reallocation of taxing rights among market jurisdictions under Pillar One and a global minimum tax rate of 15% under Pillar Two. The agreement reached by 137 of the 140 members of the OECD’s Inclusive Framework on BEPS calls for law enactment by OECD and G20 members in 2022 to take effect in 2023 and 2024. On December 20, 2021, the OECD published model rules to implement the Pillar Two rules and released commentary to the Pillar Two model rules in March 2022 and published administrative guidance in 2023 and 2024. The model rules and commentary allow the OECD’s Inclusive Framework members to begin implementing the Pillar Two rules in accordance with the agreement reached in October 2021. Pillar Two has been enacted or substantively enacted in certain jurisdictions where we operate and the timing and ultimate impact of additional enactments and implementation on our tax obligations is uncertain. These changes, when enacted, by various countries in which we do business may increase our taxes in these countries in the future. The foregoing tax changes and other possible future tax changes may have an adverse impact on us, our business, financial condition, results of operations and cash flow.

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

On May 4, 2022, we were identified as a Commission-Identified Issuer under the HFCAA and the rules promulgated thereunder because our auditor at that time was Ernst & Young, located in Hong Kong, which was a PCAOB-Identified Firm as of May 4, 2022. On August 16, 2022, we changed our auditor from Ernst & Young, located in Hong Kong, to Ernst & Young LLP, located in Singapore, which was not a PCAOB-Identified Firm. In December 2022, the PCAOB announced that it secured complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong. On June 7, 2024, we changed our auditor to Deloitte & Touche LLP, located in Singapore, which is also not a PCAOB-Identified Firm. As a result, until such time as the PCAOB issues any new determination, we do not believe we are at risk of being a Commission-Identified Issuer nor at risk of having our securities subject to a trading prohibition under the HFCAA.

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

B. BUSINESS OVERVIEW

Overview

Studio City is a world-class integrated resort located in Cotai, Macau and its principal operating activities are the provision of services pursuant to a casino contract and the hospitality business in Macau. The gaming operations of Studio City Casino are focused on the mass market and target all ranges of mass market patrons. Pursuant to the Studio City Casino Agreement, the Studio City Casino currently has 259 mass gaming tables and 602 gaming machines available for operation. The Gaming Operator operated an average of approximately 251 gaming tables and 709 gaming machines in 2024 at the Studio City Casino, compared to an average of approximately 246 gaming tables and 661 gaming machines in 2023 and an average of approximately 277 gaming tables and 700 gaming machines in operation in 2022. Our cinematically-themed integrated resort is designed to attract a wide range of customers by providing highly differentiated non-gaming attractions, including the world’s first figure-8 Ferris wheel, a deluxe night club and karaoke, a 5,000-seat live performance arena and an outdoor and an indoor water park. Studio City features approximately 2,493 luxury hotel rooms, diverse food and beverage establishments, a nine-screen cineplex and approximately 38,500 square meters of complementary retail space.

Studio City is strategically located in Cotai, as one of the few dedicated Cotai hotel-casino resort stops on the Macau Light Rapid Transit Line, with an access bridge leading to Studio City.

Studio City Casino is operated by the Gaming Operator, one of the subsidiaries of Melco Resorts and a holder of a gaming concession, and we operate the non-gaming businesses of Studio City.

We generated all of our revenues for each of the years ended December 31, 2024, 2023 and 2022 from our operations in Macau, the sole market in which we compete to operate. For further information on the Macau gaming market, see “— Market and Competition — Macau Gaming Market.”

Gaming

Studio City Casino currently consists of mass market table gaming and gaming machine areas, with a total operating gross floor area of 28,784.3 square meters, located on the ground, first and second floors of Studio City. Studio City Casino catered exclusively to mass market patrons until it launched its VIP rolling chip operations in November 2016. VIP rolling chip operations ceased in late October 2024. For the years ended December 31, 2024, 2023 and 2022, Studio City Casino’s gross gaming revenues was US$1.31 billion, US$0.91 billion and US$0.17 billion, respectively.

Studio City Casino had an average of approximately 251 gaming tables and 709 gaming machines in operation in 2024, compared to an average of approximately 246 gaming tables and 661 gaming machines in operation in 2023. These gaming tables offer gaming patrons a variety of options including baccarat, three card baccarat, blackjack, craps, Caribbean stud poker, roulette, sic bo, fortune 3 card poker and other games. We currently expect our business strategy going forward to continue to focus on cultivating further growth in the premium mass and mass market segments at the Studio City Casino and enhancing our differentiated non-gaming amenities to complement our gaming operations.

Mass Market Segment

The mass market gaming area caters to mass market patrons and offers a full range of games, 24 hours daily. The layout of the gaming floor is organized based on the different market segments that Studio City Casino targets, namely the mainstream mass market and the premium mass market. The premium mass market gaming area has decorations and features distinctive from the mainstream mass market gaming area.

Studio City Casino’s mass market table games drop and hold percentage were US$3.68 billion and 30.6% in 2024, respectively, US$2.87 billion and 27.3% in 2023, respectively, and US$0.46 billion and 28.5% in 2022, respectively. As a result, Studio City Casino had gross gaming revenue from mass market table games of US$1.13 billion, US$0.78 billion and US$0.13 billion in 2024, 2023 and 2022, respectively. Studio City Casino’s gaming machine handle and gaming machine win rate were US$3.41 billion and 3.3% in 2024, respectively, US$2.48 billion and 3.3% in 2023, respectively, and US$0.66 billion and 2.8% in 2022, respectively. As a result, Studio City Casino had gross gaming revenue from gaming machine of US$111.7 million, US$82.8 million and US$18.6 million in 2024, 2023 and 2022, respectively. Average net win per gaming machine per day in 2024, 2023 and 2022 was US$431, US$343 and US$75, respectively.

Studio City Casino will continue to re-examine the mass market gaming areas to maximize table utilization, to innovate gaming products and to invest in technologies and analytical capability to enhance table productivity and customer retention.

VIP Rolling Chip Segment

VIP rolling chip operations at the Studio City Casino ceased in late October 2024. Studio City Casino’s VIP rolling chip volume, VIP rolling chip win rate and VIP rolling chip gross gaming revenue were US$2.00 billion, 3.85% and US$77.1 million, respectively, in 2024, US$2.79 billion, 1.65% and US$46.0 million, respectively, in 2023 and US$0.84 billion, 2.56% and US$21.4 million, respectively, in 2022.

Hotel

Studio City includes luxury hotel facilities with approximately 2,493 hotel rooms, all elegantly furnished and complete with services and amenities to match. The hotel facilities include indoor and outdoor swimming pools, beauty salon, spa, fitness centers and other amenities. The Studio City Hotel features four distinct towers, enabling it to provide a variety of accommodation selections to visitors. The W Macau hotel tower offers 557 rooms with nine room types which range in size from 37 square meters to 257 square meters, while Epic Tower offers 338 suites with eight room types which range in size from 67 square meters to 550 square meters. The premium all-suite Star Tower offers approximately 600 suites complete with lavish facilities and dedicated services for a luxury retreat. There are six types of suites which range in size from the Star Premier King Suite at 62 square meters to the Star Grand Deluxe Suite at 211 square meters which includes a living room, dining room and a separate bedroom. Personalized check-in, private indoor heated pool and health club can be enjoyed by all Star Tower guests. The Celebrity Tower with approximately 1,000 rooms brings a deluxe hotel experience to a broad range of travelers, which includes access to all of the entertainment facilities offered by Studio City. It offers eleven different room types ranging from the Celebrity King at 42 square meters to the Celebrity Deluxe Suite at 95 square meters. The following table sets forth certain data with respect to our hotel for the years indicated:

	For the Year Ended December 31,
	2024	2023	2022
Average daily rate (US$)	165	153	111
REVPAR (US$)	159	137	31
Occupancy rate	96%	90%	28%

In 2025, Studio City’s Star Tower garnered the Forbes Travel Guide Five-Star recognition for the eighth consecutive year, while Epic Tower and The Spa at Epic Tower earned their inaugural Forbes Travel Guide Five-Star recognition.

Dining

We believe that our selection of dining options that include restaurants, bars and lounges offering a diverse selection of local, regional and international cuisine attracts more visitors to Studio City. Studio City offers both high-end and casual dining restaurants, cafes, bars and lounges to cater to the tastes and preferences of our patrons. A wide range of food and beverage outlets are located throughout Studio City, including traditional Cantonese, northern Chinese, South East Asian, Japanese, Italian and other western and international cuisines as well as local Macau cuisine. Studio City offers gourmet dining with a range of signature restaurants including the one MICHELIN-starred Pearl Dragon.

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

•

Studio City Event Center — a 5,000-seat multi-purpose arena representing the centerpiece of Studio City’s live entertainment offerings, including Macau’s first residency show experiences featuring headline acts such as Aaron Kwok (郭富城), Leon Lai (黎明) and Joey Yung (容祖兒). The complex has a first-class premium seating level offering 16 private VIP suites, in addition to approximately 242 luxury club seats and a deluxe club lounge. Each VIP suite is spacious and elegantly designed, coming fully equipped with stylish furnishings and a flat-screen TV. Playing host to concerts, theatrical shows, sporting events, family shows, award ceremonies and more, the Studio City Event Center is the next generation in versatile, innovative, premier and live entertainment venues.

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

•

Studio City Cinema — cineplex featuring nine houses, including the first Dolby Cinema® in Hong Kong and Macau, five VIP houses, one double house, one MX4D sensory house and one regular house. The Dolby Cinema® combines the immersive sound of Dolby Atmos® and the remarkable picture of Dolby Vision® in a special theater designed by Dolby to deliver the most immersive experience possible. The other houses are equipped with high-quality Dolby sound systems and RealLaser 4K projection, including three houses with Dolby Atmos.

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

Customers

We seek to cater to a broad range of customers with a focus on mass market patrons through the diverse gaming and non-gaming facilities and amenities at Studio City. The loyalty programs, which are operated by the Gaming Operator jointly with other Gaming Operator casinos and properties, at Studio City ensures that each customer segment is specifically recognized and incentivized in accordance with their revenue contribution. The gaming loyalty program is segmented into several tiers. Members earn points for their gaming spending which may be redeemed for a range of retail gifts and complimentary vouchers to be used in our restaurants, bars, shows, hotel and Studio City Casino. Members also receive other benefits such as discounts, parking entitlement and invitations to member-only promotional events. Dedicated customer hosting programs provide service to our most valuable customers and these customers enjoy exclusive access to private luxury gaming salons. In addition, we utilize sophisticated analytical programs and capabilities to track the behavior and spending patterns of our patrons. We believe these tools will help deepen our understanding of our customers to optimize yields and make continued improvements to our Studio City property.

Gaming Patrons

Gaming patrons currently include mass market patrons.

Mass market patrons come to Studio City Casino for a variety of reasons, including our brand, the quality and comfort of the mass market gaming offerings. Mass market patrons are classified as mainstream mass market and premium mass market patrons. Our premium mass market patrons are offered a variety of premium mass market amenities and loyalty programs, such as reserved space on the regular gaming floor and various other services, that are generally unavailable to mainstream mass market patrons. Mass market patrons play table games and gaming machines for cash stakes that are typically lower than those of VIP rolling chip patrons.

Prior to the cessation of VIP rolling chip operations at the Studio City Casino in late October 2024, VIP rolling chip patrons were patrons who participated in Studio City Casino’s in-house rolling chip programs at dedicated VIP gaming areas. These patrons included premium direct players sourced through the marketing efforts of the Gaming Operator. VIP rolling chip patrons were eligible to earn a variety of gaming related cash commissions and complimentary products and services, such as rooms, food and beverage and retail products provided by the Gaming Operator.

Non-Gaming Patrons

We provide non-gaming patrons with a broad array of accommodations and leisure and entertainment offerings featured at Studio City, including interactive attractions, rides and attractive retail offerings and food and beverage selections.

We assess and evaluate our focus on different market segments from time to time and adjust our operations accordingly.

Advertising and Marketing

The Gaming Operator holds various promotions and special events at Studio City and operates loyalty programs for patrons. In addition, Studio City participates in cross marketing and sales campaigns developed by the Gaming Operator. We believe this arrangement helps reduce marketing costs through scale synergies and enhances cross-revenue opportunities.

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

Awards

Studio City has received numerous awards and accolades, including:

•

Studio City Phase 2 achieved the Building Research Establishment Environmental Assessment Method (BREEAM) “Excellent” rating for New Construction in 2025. It is also the first BREEAM certified project in China under the category International 2016 New Construction: Bespoke scheme with an “Excellent” rating;

•

Studio City was recognized as home to one of the World’s Most Beautiful Hotels by UNESCO’s World Architecture & Design Award, the Prix Versailles, in 2024. This honor was awarded to W Macau – Studio City, which stands out among 16 recently opened or reopened hotels that have made an extraordinary impact, according to Prix Versailles;

•

In 2025, Studio City’s Star Tower received the Forbes Travel Guide Five-Star recognition for the eighth consecutive year, while Epic Tower and The Spa at Epic Tower earned their inaugural Forbes Travel Guide Five-Star recognition;

•	Zensa Spa was awarded the Forbes Travel Guide Five-Star recognition for the seventh time in 2025 and was recognized as the Best Luxury Day Spa at the International Spa & Beauty Awards 2024;

•

Its signature Cantonese restaurant Pearl Dragon received its seventh Forbes Travel Guide Five-Star recognition in 2025 and received one-MICHELIN-starred establishment rank for the ninth consecutive year in the MICHELIN Guide Hong Kong Macau 2025. It garnered the Platinum award at the Trip.Best Gourmet Awards 2024 and was selected as one of the top 20 restaurants in Macau in the Tatler Dining Awards 2024. Additionally, it was honored with the “Best Chinese Cuisine in Asia – Excellence Award” by 2022 Haute Grandeur Global Restaurant Awards; and

•

Studio City Water Park was listed among China’s Top 100 Novel Attractions in the 2023 Global Travel Play Book released by the China Tourism Academy and Mafengwo, and also received the “World Waterpark Association Leading Edge Award” for its indoor water park in 2023.

Market and Competition

Macau Gaming Market

Gaming in Macau is administered through concessions awarded by the Macau government to six different concessionaires: SJM, MGM Grand Paradise S.A., or MGM Grand Paradise, Galaxy, Venetian Macau, S.A., Wynn Resorts Macau and Melco Resorts Macau.

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

MGM Grand Paradise is a subsidiary of MGM China Holdings Limited, a company listed on the Hong Kong Stock Exchange. MGM Grand Paradise was originally formed as a joint venture by MGM-Mirage and Ms. Pansy Ho, sister of Mr. Lawrence Ho. MGM Grand opened MGM Macau on the Macau Peninsula in December 2007 and MGM Cotai in February 2018.

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

Venetian Macau, S.A. is a subsidiary of Las Vegas Sands Corporation and Sands China Limited, which are listed on the New York Stock Exchange and the Hong Kong Stock Exchange, respectively. Las Vegas Sands Corporation is the developer of Sands Macao, The Venetian Macau, Sands Cotai Central and Parisian Macao. Venetian Macau, S.A. operates Sands Macao on the Macau peninsula, together with The Venetian Macau and the Plaza Casino at The Four Seasons Hotel Macao, which are located in Cotai. Venetian Macau, S.A. also operated Sands Cotai Central in Cotai, which has been rebranded and redeveloped into The Londoner Macau, which opened in February 2021, with further renovations ongoing in the second phase of The Londoner Macau which is expected to be complete in the second quarter of 2025. Sands China Ltd. opened the Parisian Macao in Cotai in September 2016.

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

Under the amended gaming law, the Macau government has set a cap on gaming tables and gaming machines that may be operated in Macau at 6,000 gaming tables and 12,000 gaming machines. In addition, gaming tables and gaming machines previously allocated to a concessionaire may also be revoked if the minimum average annual gross gaming revenue of MOP7 million (equivalent to approximately US$875,392) for gaming tables and MOP300,000 (equivalent to approximately US$37,517) for gaming machines are not met for two consecutive years or the tables or gaming machines are not fully utilized without reason within a certain period.

Law no. 7/2022, which amends the Macau Gaming Operations Law (Law no. 16/2001), came into force in June 2022. Principal changes under the amended law include, among others, the following:

•	the number of gaming concessions that may be awarded by the Macau government is up to six;

•	the term of the concessions may be up to ten years, subject to extension(s) of up to three years in total;

•	the registered share capital of each concessionaire shall be at least MOP5 billion (US$625.3 million);

•	the managing-director of each concessionaire must be a Macau permanent resident and hold at least 15% of the concessionaire’s registered share capital;

•	significant transactions should be notified by concessionaires to the Macau government in advance;

•	an administrative sanctions regime is to be established;

•	national security is one of the main objectives of the Macau gaming legal framework and a concession may be terminated without compensation in case it is considered a threat to national security;

•	a per gaming table and per gaming machine special premium is due should gross gaming revenue fall below the gross gaming revenue threshold set by the Macau government;

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

Other Regional Markets

Studio City may also face competition from casinos and gaming resorts located in other Asian or European destinations together with cruise ships. Casinos and integrated gaming resorts are becoming increasingly popular in Asia, giving rise to more opportunities for industry participants and increasing regional competition. In the Philippines, there are four major gaming facilities in metro Manila, including City of Dreams Manila, with a fifth gaming facility scheduled to open in late 2025. There are two major gaming facilities in Singapore located on Sentosa and at Marina Bay and an international gaming resort in Malaysia located approximately a one-hour drive from Kuala Lumpur. South Korea has allowed gaming for some time but these offerings are available primarily to foreign visitors. There are also casinos in Vietnam and Cambodia, although they are relatively small compared to those in Macau, and major gaming facilities in Australia located in Melbourne, Perth, Sydney and the Gold Coast.

In Japan, a proposed project in Osaka was awarded to MGM Resorts International and its joint venture partner Orix Corporation which is currently slated to open in 2030. In addition, several other Asian countries are considering or are in the process of legalizing gambling and establishing casino-based entertainment complexes, including Thailand and Sri Lanka.

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

Land and Properties

Land Concession

We entered into a land concession contract with the Macau government for the land on which Studio City is located. The granted land is located in Cotai, Macau, with a total area of approximately 130,789 square meters. The gross construction area of our granted land is approximately 657,879.4 square meters, of which approximately 28,784.3 square meters, or 4.38%, comprises the gaming and gaming support area and is owned by the Macau SAR. Effective from January 1, 2023, the Macau government has transferred this area to the Gaming Operator for usage in its operations of the Studio City Casino during the duration of the concession for a fee of MOP750.00 (equivalent to approximately US$94) per square meter for years 1 to 3 of the Concession Contract, subject to consumer price index increase in years 2 and 3 of the concession. The fee will increase to MOP2,500.00 (equivalent to approximately US$313) per square meter for years 4 to 10 of the concession, subject to consumer price index increase in years 5 to 10 of the concession. The Gaming Operator deducts the fees paid by the Gaming Operator to the Macau government as costs of operation pursuant to the terms of the Studio City Casino Agreement.

The land concession contract has a term of 25 years commencing on October 2001 and is renewable for further consecutive periods of ten years, subject to applicable legislation in Macau. Under the land concession contract, the Macau government may exercise its termination rights under certain conditions.

Prior to our completion of the Phase 2 development, land use fees of approximately MOP3.9 million (equivalent to approximately US$487,718) per annum were payable to the Macau government. The annual land use fees payable to the Macau government following our completion of the Phase 2 development are MOP9.1 million (equivalent to approximately US$1.1 million). The amounts may be adjusted every five years using the applicable rates in effect at the time of the rent adjustment.

Certain gaming and gaming support equipment utilized at the Studio City Casino on or before December 31, 2022 is owned by the Macau SAR and has been transferred to the Gaming Operator and held for the Gaming Operator at Studio City Casino during the duration of the Concession Contract, including the main gaming equipment to support the Gaming Operator’s table games and gaming machines operations, cage equipment, security and surveillance equipment, casino fittings and equipment. The Gaming Operator owns the remaining gaming and gaming support equipment utilized at the Studio City Casino and we own the equipment utilized in the Studio City Hotel.

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

Insurance

We maintain and benefit from, and expect to continue to maintain and benefit from, insurance of the types and in amounts that are customary in the industry and which we believe will reasonably protect our interests. This includes commercial general liability (including product liability and accidental pollution liability), automobile liability, workers compensation, property damage and machinery breakdown, cybersecurity and business interruption insurances. We also require certain contractors who may perform work on Studio City, as well as other vendors, to maintain certain insurances. In each case, all such insurances are subject to various caps on liability, both on a per claim and aggregate basis, as well as certain deductibles and other terms and conditions. We do not maintain key-man life insurance. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Business — We may not have sufficient insurance coverage.”

Environmental Matters

We are committed to environmental awareness and have developed built-in innovative and energy saving green technologies for operations at Studio City. Currently, we are not aware of any material environmental complaints having been made against us.

Our Internal Control Policies

We have adopted our own governance policies and internal control measures in order to achieve operations in a professional manner in compliance with our, and Melco Resorts’, internal control requirements and applicable laws.

The FCPA and Macau laws prohibit us and the staff and agents participating in the operations in Studio City from offering or giving money or any other item of value to win or retain business or to influence any act or decision of any government official. Our Code of Business Conduct and Ethics, or the Code, includes provisions relating to compliance of all applicable anti-corruption laws including FCPA and the relevant Macau laws. Our Ethical Business Practices Program covers our approach to avoid corruption in both public and private sectors. It also covers the activities of our shareholders (to the extent they act or take actions on our behalf), directors, officers, employees and dedicated staff members performing services solely at Studio City.

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

•

The concessionaires registered share capital shall not be less than MOP5 billion (equivalent to approximately US$625.3 million) and during the term of the concession their net assets shall not be less than such amount. The concessionaires must mandatorily notify the Chief Executive of Macau prior to executing large financial initiatives, which are defined as those with a value greater than MOP2.5 billion (equivalent to approximately US$312.6 million) regarding internal movement of funds and MOP500 million (equivalent to approximately US$62.5 million) regarding salaries, remunerations, benefits of employees, and any other financial decisions.

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

•

The concessionaires undertake to operate games of chance in self owned premises or premises leased or otherwise granted a right to use by the Macau government. Premises owned by a concessionaire will revert to the Macau government without compensation upon the concession expiration or earlier termination. The concessionaires may continue to operate games of chance in casinos in properties that are not owned by them for a period of three years from January 1, 2023 under authorization of the Chief Executive of Macau. After the end of such three-year transition period the concessionaires may only continue to operate games of chance in casino in properties that are not owned by them by engaging a managing company, such engagement to be subject to the Chief Executive of Macau’s approval. If such locations are closed pursuant to the law or the concession contracts, new operation of games of chance in casino will not be permitted in such locations. The Macau government owns the Studio City Casino gaming and gaming support areas, and the Macau government has transferred these areas to the Gaming Operator for usage in its operations during the duration of the concession for a fee of MOP750.00 (equivalent to approximately US$94) per square meter for years 1 to 3 of the Concession Contract, subject to consumer price index increase in years 2 and 3 of the concession. The fee will increase to MOP2,500.00 (equivalent to approximately US$313) per square meter for years 4 to 10 of the concession, subject to consumer price index increase in years 5 to 10 of the concession.

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

•

If the average gross gaming revenue of the gaming tables or gaming machines does not reach a set minimum limit, the concessionaire must pay a special premium, in an amount equal to the difference between the amount of the special tax on gaming, calculated according to the average gross gaming revenue, and such minimum limit. The average gross revenue is calculated according to the maximum number of gaming tables and gaming machines authorized for the concessionaire in the year to which it relates, with the exception of the number of gaming tables and gaming machines authorized to operate provisionally during the period designated for such purpose. The annual minimum limit of the gross gaming revenue of each gaming table and each gaming machine, as well as the period designated for the provisional operation of gaming tables and gaming machines, are determined by dispatch from the Chief Executive of Macau. The annual minimum limit of the gross gaming revenue must be set out in view of the past gross gaming revenue of Macau and the current situation of the economic development of Macau, and may be adjusted exceptionally in case of extraordinary, unpredictable or force majeure incidents, and is currently in the amount of MOP7 million (equivalent to approximately US$875,392) annual gross gaming revenue for gaming tables and MOP300,000 (equivalent to approximately US$37,517) annual gross gaming revenue for gaming machines.

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

•

An administrative sanctions regime is established with fines ranging from MOP100,000 (equivalent to approximately US$12,506) and MOP5,000,000 (equivalent to approximately US$625,280) and, depending on the seriousness of the offense, damages, fault, benefits obtained, economic situation and previous conduct, a supplemental penalty of total or partial closure of gaming areas for periods ranging from one month to one year.

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

The Macau government has also enacted other gaming legislation, rules and policies. Further, it imposed policies, regulations and restrictions that affect the minimum age required for entrance into casinos in Macau, location requirements for sites with gaming machine lounges, supply and requirements of gaming machines, equipment and systems, instructions on promoting responsible gambling, restrictions on the reallocation of gaming tables between properties and other matters. In addition, the Macau government may consider enacting new regulations that may adversely affect the gaming operations at the Studio City Casino. The Gaming Operator’s inability to address the requirements or restrictions imposed by the Macau government under such legislation or rules could adversely affect the gaming operations at the Studio City Casino.

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

The granting or renewal of a gaming promoter license may be requested by a commercial company that fulfills certain cumulative requirements, such as having its registered office in Macau, being a limited liability company by shares with the activity of gaming promotion as its exclusive business purpose, having a registered capital of not less than MOP10 million (equivalent to approximately US$1.3 million) fully paid up in cash, and net assets of not less than such amount during the license period, having as shareholders individuals only, having 50% or more of its registered capital being held by permanent residents of Macau who have completed 21 years of age, having agreed with one concessionaire the provision of gaming promotion services to the same, having provided a security deposit, not having any debts or fines imposed for breach of legal provisions relating to gaming under tax enforcement proceedings, having adequate financial capacity, not having the company and its shareholders, directors and key employees been declared insolvent or bankrupt, nor being responsible for debts arising from the insolvency or bankruptcy of third parties, and the company and its shareholders, directors and key employees being deemed suitable.

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

Concessionaires are required to report periodically on commissions paid to their gaming promoters. A 5% tax must be withheld on commissions paid by a concessionaire to its gaming promoters. Under Law no. 16/2022 and in accordance with the Secretary for Economy and Finance Dispatch no. 90/2022, a commission cap of 1.25% of net rolling has been in effect. Any advantages or liberalities offered or provided, in Macau or abroad, directly or indirectly, to the gaming promoter by the concessionaire, a company in which the concessionaire holds participation, or others with which the concessionaire is in a group relationship, shall be considered and calculated as commission and be within such commission cap. The commission cap regulations impose fines, ranging from MOP2,000,000 (equivalent to approximately US$250,112) up to MOP5,000,000 (equivalent to approximately US$625,280) on concessionaires that do not comply with the cap and other fines, ranging from MOP600,000 (equivalent to approximately US$75,034) up to MOP1,500,000 (equivalent to approximately US$187,584) on concessionaires that do not comply with their reporting obligations regarding commission payments. If breached by the concessionaire, the legislation on commission caps has a sanction enabling the relevant government authority to determine the closure, in whole or in part, of the areas for games of chance, for a period of one month to one year, and/or to make public a government decision imposing a fine on a concessionaire, by publishing such decision on the DICJ website and in two Macau newspapers (in Chinese and Portuguese respectively). We believe the Gaming Operator has implemented the necessary internal control systems to ensure compliance with the commission cap and reporting obligations in accordance with applicable rules and regulations.

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

Macau Law no. 16/2022 further established the crime of unlawful deposit and the crime of disobedience. The crime of unlawful deposit is applicable to concessionaires, gaming promoters or managing companies, their directors or representatives, or persons under their authority, in the exercise of their duties, or collaborators, in the exercise of their activity, who deposit funds from third parties not intended for gaming, and is punishable by imprisonment from 2 to 5 years in case of individuals, or fines up to MOP18 million (equivalent to approximately US$2.3 million) or judicial dissolution in case of legal persons. The crime of disobedience is applicable to whoever refuses to fulfill the access and presence of the DICJ and Macau Financial Services Bureau supervisory personnel in the areas subject to supervision until the conclusion of the supervisory action, or the presentation or provision of the documents, data and assets required under the terms of the law by the supervisory personnel, or to whoever does not comply with the measure of preventive suspension of activity, with individuals being subject to imprisonment from 1 to 2 years and legal persons being punishable by fines up to MOP9 million (equivalent to approximately US$1.1 million) or judicial dissolution. In addition to such penalties, certain accessory penalties may be applied, including closure of gaming areas, prohibition of the exercise of the activity of gaming promotion, collaborator or management of casinos, for a period of 1 month to 2 years, interdiction on applying for a gaming promoter license or collaborator authorization for a period of 1 to 2 years, judicial injunction or publication of the decision in two Macau newspapers (in Chinese and Portuguese, respectively) and through public notice.

Gaming Credit Regulations

Macau Law no. 7/2024, which came into effect on August 1, 2024, and replaced the previous Gaming Credit Regulation (Macau Law no. 5/2004), regulates the granting of credit for gaming activities in Macau. This law defines gaming credit granting as the transfer of casino gaming chips by concessionaires to patrons without immediate payment. Only gaming concessionaires can grant gaming credit, and they cannot delegate this activity to other entities. In particular, the new law restricts the role of gaming promoters to acting solely as agents of concessionaires in credit granting activities, eliminating their previous ability to extend credit independently. However, concessionaires can enter into representation contracts with gaming promoters, allowing them to perform legal acts related to credit granting on behalf of and in the interest of the concessionaire. The law also mandates that concessionaires implement a credit risk management system, conduct credit assessments of patrons, and ensure compliance with these duties by gaming promoters.

Members of concessionaires’ corporate bodies and employees must perform their duties with integrity and in accordance with laws and professional conduct rules. Confidentiality regarding credit activities and relationships must be maintained, except under specific circumstances. The DICJ oversees compliance, and concessionaires must cooperate with inspections and provide necessary documents and information. Administrative penalties for violations include fines, suspension of credit granting activities, and public disclosure of sanctions. The law also allows the DICJ to process personal data necessary for enforcing the law and grants DICJ personnel public authority powers to request assistance from police and administrative authorities during inspections.

Illegal Gambling Crimes Regulations

Macau Law no. 20/2024, which came into effect on October 29, 2024, establishes the legal framework for combating illegal gaming crimes and replaced the previous Illegal Gaming Law (Law no. 8/96/M). This law clarifies that illegal gaming crimes include side betting activities and increased the penalties applicable to illegal gaming crimes, with imprisonment of up to eight years and fines calculated in days, with each day corresponding to an amount between MOP250 (equivalent to approximately US$31) and MOP15,000 (equivalent to approximately US$1,876). It prohibits the operation, promotion, and organization of online gaming in Macau, even if the servers or IT equipment are located outside Macau. The law also introduces several measures to enhance investigations, such as the use of undercover agents and the protection of informants’ identities.

In addition to natural persons, legal entities are also subject to this law and may face penalties including judicial dissolution or daily fines ranging from MOP250 (equivalent to approximately US$31) to MOP15,000 (equivalent to approximately US$1,876) for a period of 100 to 1,200 days (i.e., up to MOP18,000,000 (equivalent to approximately US$2.3 million)). Representatives of legal entities may be jointly and severally responsible for paying such fines. Other sanctions include prohibition from attending certain establishments, prohibition or suspension from exercising certain professions or activities, deportation or prohibition from entering Macau for non-residents, and prohibition from entering casinos.

The law addresses gaming related crimes such as illegal granting of credit for gaming, fraudulent gaming, falsification of gaming chips, the operation of illegal currency exchange for gaming purposes, or the illegal operation of mah-jong games. It grants the DICJ the authority to oversee compliance and apply penalties, including the ability to request assistance from police and administrative authorities.

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

•

keep records of all electronic transactions for amounts equal to or exceeding MOP8,000 (equivalent to approximately US$1,000) in cases of occasional transactions and MOP120,000 (equivalent to approximately US$15,007) in cases of transactions that arose in the context of a continuous business relationship;

•	notify the Macau Finance Information Bureau if there is any sign of money laundering or financing of terrorism;

•	adopt as compliance function and appoint compliance officers; and

•	cooperate with the Macau government by providing all required information and documentation requested in relation to anti-money laundering activities.

Under Article 2 of Administrative Regulation no. 7/2006 (as amended pursuant to Administrative Regulation no. 17/2017) and the DICJ Instruction no. 1/2016 (as amended pursuant to DICJ Instruction no. 1/2019), the Gaming Operator is required to track and report transactions and granting of credit that are of MOP500,000 (equivalent to approximately US$62,528) or above. Pursuant to the legal requirements above, if the customer provides all required information, after submitting the reports, the Gaming Operator may continue to deal with those customers that were reported to the DICJ and, in case of suspicious transactions, to the Macau Finance Information Bureau.

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

Responsible Gambling Regulations

On October 18, 2019, the DICJ issued Instruction no. 4/2019, which came into effect on December 27, 2019, setting out measures for the implementation of responsible gambling principles, which was amended by Instruction no. 3/2024 issued by the DICJ, which came into effect on May 28, 2024. Under this instruction, concessionaires are required to implement certain measures to promote responsible gambling, including making information available on the risks of gambling, responsible gambling and odds, both inside and outside the casinos and gaming areas and through electronic means; creation of information and counseling kiosks and a hotline; adequate regulation of lighting inside casinos and gaming areas; self-exclusion and exclusion at third party request procedures, off-duty gaming related employees entry restriction procedures, physical entry requirements, preventive measures for restricted access by persons under 21 years of age; public exhibition of time; creation and training of teams and a coordinator responsible for promoting responsible gambling.

Law no. 16/2001, as amended in June 2022 pursuant to Law no. 7/2022, or the Macau Gaming Operations Law, also sets out responsible gambling obligations, including the obligation of the concessionaires to prepare a plan for the promotion of responsible gambling, as well as to adopt measures that allow the public, including tourists, to have sufficient information to assume a responsible, moderate and controlled posture towards gaming. These measures include providing players with information about responsible gambling behaviors, as well as about gaming dependency and addiction issues, including the information on responsible gambling; adequate measures to ensure the prohibition of entry into casinos of those to whom access is prohibited; information on the dissemination of the measure of interdiction of entry in casino upon request, as well as the means of submitting such request; creation of a specialized gaming group to provide adequate assistance and counseling services to those in need; and training and recycling actions on responsible gambling aimed at employees, as well as counseling services. Furthermore, the concessionaires must annually submit to the DICJ a report on the execution of the plan for the promotion of responsible gambling of such year, as well as a plan for the promotion of responsible gambling for the subsequent year.

Control of Cross-border Transportation of Cash Regulations

On June 12, 2017, Law no. 6/2017 with respect to the control of cross-border transportation of cash and other negotiable instruments to the bearer, was enacted. Such law came into effect on November 1, 2017. In accordance with such law, all individuals entering Macau with an amount in cash or negotiable instrument to the bearer equal to or higher than the amount determined by the order of the Chief Executive of Macau at MOP120,000 (equivalent to approximately US$15,007) will be required to declare such amount to the customs authorities. The customs authorities may also request an individual exiting Macau to declare if such individual is carrying an amount in cash or negotiable instruments to the bearer equal to or higher to such amount. Individuals that fail to duly complete the required declaration may be subject to a fine (ranging from 1% to 5% of the amount that exceeds the amount determined by the order of the Chief Executive of Macau for declaration purposes, such fine being at least MOP1,000 (equivalent to approximately US$125) and not exceeding MOP500,000 (equivalent to approximately US$62,528)). In the event the relevant customs authorities find that the cash or negotiable instrument to the bearer carried by an individual while entering or exiting Macau may be associated with or result from any criminal activity, such incident shall be notified to the relevant criminal authorities and the relevant amounts shall be seized pending investigation. See “Item 3. Key Information — D. Risk Factors — Risks relating to Conducting Business and Operating in Macau — Studio City Casino’s operations could be adversely affected by foreign exchange restrictions on the Renminbi.”

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

Personal Information Regulations

Processing of personal information by our subsidiaries in Macau is subject to compliance with the Personal Data Protection Act (Law no. 8/2005), and, in the case of the Gaming Operator, any instructions issued by DICJ from time to time. The Personal Data Protection Bureau, or DSPDP, is the regulatory authority in Macau specially in charge of supervising and enforcing the Personal Data Protection Act. The DSPDP, which is an official public department operating under the authority of the Chief Executive of Macau was established under the Administrative Regulation no. 42/2023, and, with effect from February 1, 2024, replaced the Office for Personal Data Protection which was the previous regulatory authority for personal data protection matters, Breaches are subject to civil liability, administrative and criminal sanctions.

The legal framework and the instructions issued by DICJ require that certain procedures must be adopted before collecting, processing and/or transferring personal information, including obtaining consent from the data subject and/or notifying or requesting authorization from the DSPDP and/or DICJ, as applicable, prior to processing personal information.

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

Labor Quotas Regulations

All businesses in Macau must apply to the Labor Affairs Bureau for labor quotas to import non-resident unskilled workers from mainland China and other regions or countries. Non-resident skilled workers are also subject to the issuance of a work permit by the Macau government, which is given individually on a case-by-case basis. Businesses are free to employ Macau residents in any position, as by definition all Macau residents have the right to work in Macau. Melco Resorts has, through its subsidiaries, two main groups of labor quotas in Macau, one to import non-skilled workers from mainland China and the other to import non-skilled workers from all other countries. The Gaming Operator is not currently allowed to hire non-Macau resident dealers and supervisors under the Macau government’s policy.

Pursuant to Macau social security laws, Macau employers must register their employees under a mandatory social security fund and make social security contributions for each of its resident employees and pay a special duty for each of its non-resident employees on a quarterly basis. Employers must also buy insurance to cover employment accidents and occupational illnesses for all employees.

Minimum Salary Regulations

On April 27, 2020, Law no. 5/2020, with respect to minimum salary, was enacted. Such law came into effect on November 1, 2020. In accordance with such law, as amended pursuant to Law no. 19/2023, effective from January 1, 2024, the monthly minimum salary in Macau is MOP7,072 (equivalent to approximately US$884) per month (excluding overtime, night and shift allowances and regular bonus related payments). The minimum salary requirement applies to all workers in Macau, except domestic helpers and special needs workers.

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

As of December 31, 2024, the balance of the legal reserve amounted to US$6,000.

Macau Tax Code

The new Macau Tax Code, approved by Law no. 24/2024, will have the majority of its provisions take effect on January 1, 2026. This legislation aims to modernize and consolidate Macau’s tax regulations, covering various aspects such as legal relationships, administrative procedures, judicial proceedings, and enforcement related to tax matters. Two key changes include the introduction of transfer pricing rules and a shift from a worldwide tax basis to a territorial basis. However, this shift excludes dividends, interest, royalties, and gains from disposal of properties earned outside Macau by multinational entities that qualify as tax residents in Macau which still fall within the scope of the complementary tax. The new Macau Tax Code also includes mechanisms for double taxation relief and promotes the use of electronic tax platforms to streamline administrative processes.

FCPA

The FCPA prohibits us and our staff and agents from offering or giving money or any other item of value to win or retain business or to influence any act or decision of any foreign official. The Code includes specific FCPA-related provisions. See “— Our Internal Control Policies.”

The Gaming Operator’s Concession

The Concession Regime

The Macau government conducted an international tender process for gaming concessions in Macau in 2022, and granted six gaming concessions to SJM, MGM Grand Paradise, Galaxy, Venetian Macau, S.A., Wynn Macau and Melco Resorts Macau, respectively. Subconcessions are prohibited. Though there are no restrictions on the number of casinos or gaming areas that may be operated under each concession, Macau government approval is required for the commencement of operations of any casino or gaming area. Prior to the tendering process in 2022, the subconcessionaires that entered into subconcession contracts with Wynn Macau, SJM and Galaxy were Melco Resorts Macau, MGM Grand Paradise and Venetian Macau, S.A., respectively. The Gaming Operator executed the Subconcession Contract with Wynn Macau on September 8, 2006, which was extended until December 31, 2022 pursuant to the execution of an Amendment Agreement to the Subconcession Contract

dated June 23, 2022, with Wynn Macau continuing to develop and run hotel operations and casino projects independent of the Gaming Operator. Upon the completion of the tender process for new concessions, the Gaming Operator was granted with a new gaming concession by the Macau government for a period of 10 years, effective from January 1, 2023 until December 31, 2032, and entered into the respective Concession Contract on December 16, 2022.

A summary of the key terms of the Concession Contract is as follows.

All concessionaires must pay a special gaming tax of 35% of gross gaming revenues, defined as all gaming revenues derived from casino or gaming areas, plus an annual gaming premium of:

•	MOP30 million (equivalent to approximately US$3.8 million) per annum fixed premium;

•	MOP300,000 (equivalent to approximately US$37,517) per annum per VIP gaming table;

•	MOP150,000 (equivalent to approximately US$18,758) per annum per mass market gaming table; and

•	MOP1,000 (equivalent to approximately US$125) per annum per electric or mechanical gaming subject to a minimum annual payment of an amount required for the operation of 500 gaming tables and 1,000 electronic gaming machines.

A special premium may be due by the Gaming Operator in the event the average gross gaming revenue of the Gaming Operator’s gaming tables does not reach the annual minimum of MOP7,000,000 (equivalent to approximately US$875,392) and the average gross gaming revenue of the gaming machines does not reach the annual minimum of MOP300,000 (equivalent to approximately US$37,517). The amount of the special premium is equivalent to the difference between the amount of the special gaming tax paid by the Gaming Operator and the amount that would be paid under the annual minimum set average gross gaming revenue for gaming tables and gaming machines.

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

Gaming and Non-Gaming Investment Obligations. The Concession Contract requires the Gaming Operator to make a minimum investment in Macau of MOP11,823.7 million (equivalent to approximately US$1.48 billion) The investment plan includes gaming and non-gaming related projects in the expansion of foreign market patrons, conventions and exhibitions, entertainment shows, sports events, art and culture, health and well-being, thematic entertainment, gastronomy, community and maritime tourism and others. Of the total investment amount referred to above, MOP10,008.0 million (equivalent to approximately US$1.25 billion) will be applied to non-gaming related projects, with the balance applied to gaming related projects. The Gaming Operator has undertaken to carry out incremental additional non-gaming investment in the amount of approximately 20% of its initial non-gaming investment, or MOP2,003.0 million (equivalent to approximately US$250.5 million), in the event Macau’s annual gross gaming revenue reaches MOP180.0 billion (equivalent to approximately US$22.51 billion) (“Incremental Investment Trigger”), which occurred in 2023.

If, after the completion of the execution of the investment plan under the Concession Contract, the total amount of expenses made by the concessionaire, directly or, with approval from the Macau government, indirectly, is lower than the global committed amount, the concessionaire undertakes to use the remaining amount on projects correlated to its activity to be designated by the concessionaire and accepted by the Macau government and/or on projects that are designated by the Macau government with significant public benefit to Macau.

During the implementation of the investment plan under the Concession Contract, the Macau government may request the concessionaire to provide any document or to amend the implementation of projects contained in the investment plans to ensure compliance with current technical norms or rules and the required quality standard. However, the Macau government shall not impose any amendment that may result in an increase of the global investment amount.

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

Ownership and Capitalization. Set out below are the key terms in relation to ownership and capitalization under the Concession Contract:

•

the registered share capital and net asset value of the Gaming Operator cannot be less than MOP5,000,000,000 (equivalent to approximately US$625,279,969) and, to guarantee its performance of certain of its legal and contractual obligations, including labor obligations, the Gaming Operator must maintain a guarantee issued by a Macau SAR bank in favor of the Macau SAR in the amount of MOP1,000,000,000 (equivalent to approximately US$125,055,994) until 180 days after the earlier of the expiration or termination of the concession;

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

Transfers of property and credit rights of the Gaming Operator exceeding MOP100,000,000 (equivalent to approximately US$12,505,599) and loan agreements or similar arrangements executed by the Gaming Operator as borrower or creditor equal to or exceeding that amount are each subject to approval by the Macau SAR government, except for those loan agreements related to credit granted for gaming purposes. The issue of debt securities by the Gaming Operator is also subject to approval by the Macau government and the concession prohibits the Gaming Operator from being listed on a stock exchange. The concession requires that prior notice be given to the Macau government of financial decisions relating to the internal movement of funds of the Gaming Operator exceeding 50% of its registered capital, financial decisions relating to salaries, remuneration or benefits of employees, among others, exceeding 10% of its registered capital and other financial decisions exceeding 10% of its registered capital.

The Concession Contract provides for the Gaming Operator’s right to use the casino premises and related land for the purpose of operating games of chance under the Concession Contract during the term of the Concession Contract. On the termination or expiry of the Concession Contract, the casino premises operated by the concessionaire and the gaming equipment would revert or be transferred to the Macau SAR without compensation.

Taxation

We are domiciled in the Cayman Islands and our primary business operations are conducted through our subsidiaries. Under the current laws of the Cayman Islands, we are not subject to tax on income or capital gains. In addition, dividend payments are not subject to withholding tax in the Cayman Islands.

Hong Kong

Our subsidiaries incorporated in Hong Kong and one of our subsidiaries incorporated in the British Virgin Islands are subject to Hong Kong profits tax on their taxable income earned in or derived from Hong Kong at a tax rate of 16.5%. Payments of dividends by our subsidiaries to us are not subject to withholding tax in Hong Kong.

Macau

Our subsidiaries incorporated in Macau are subject to Macau complementary tax of up to 12% on profits earned in or derived from their activities conducted in Macau.

In January 2017, the Macau government granted an extension of the Macau complementary tax exemption for our subsidiary, Studio City Entertainment, through 2021, on profits generated from income received from the Gaming Operator, to the extent that such income results from gaming operations within Studio City Casino and has been subject to gaming tax. Studio City Entertainment applied for an extension of the Macau complementary tax exemption for 2022 under the previous gaming subconcession and for the period of ten years from January 1, 2023 through December 31, 2032 under the Concession Contract. These applications are subject to the discretionary approval of the Macau government. The application of Studio City Entertainment for the

2023-2032 Macau Complementary Tax exemption was rejected in July 2024. Studio City Entertainment filed an objection with the Macau government, but such objection was denied in September 2024. Dividend distributions by Studio City Entertainment from income tax exempted profits and our non-gaming profits continue to be subject to Macau complementary tax. In September 2017, the Macau government granted Studio City Hotels the declaration of touristic utility purpose pursuant to which Studio City Hotels is entitled to a property tax holiday for a period of twelve years on the immovable property to which the touristic utility was granted, owned or operated by Studio City Hotels. Under such tax holiday, Studio City Hotels is allowed to double the maximum rates applicable to depreciation and reintegration for the purposes of assessment of the Macau complementary tax. In August 2021, the hotel license of Studio City Hotel was transferred from Studio City Hotels to Studio City Developments, the owner of the Studio City property. In July 2023, the Macau government granted the declaration of touristic utility purpose to Studio City Developments pursuant to which Studio City Developments is entitled to the property tax holiday and is allowed to double the maximum rates applicable to depreciation and reintegration for the purposes of assessment of the Macau complementary tax.

C. ORGANIZATIONAL STRUCTURE

We are a Cayman Islands holding company for Studio City. Our operations are conducted by our subsidiaries. Investors may never directly hold equity interests in our operating subsidiaries.

The following diagram illustrates our organizational structure, including the place of formation, ownership interest and affiliation of our significant subsidiaries, as of March 15, 2025:

MCO Cotai Investments Limited
(Cayman Islands)
(Note 1)
New Cotai, LLC
(USA)
(Notes 2 & 3)
Silver Point Capital, L.P.
(USA)
(Note 4)
Public
54.94%
23.39%
13.62%
8.06%
Studio City International Holdings Limited
(Cayman Islands)
100%
MSC Cotai Limited
(BVI)
100%
Studio City Holdings Limited
(BVI)
100%
Studio City Finance Limited
(BVI)
100%
Studio City Investments Limited
(BVI)
100%
Studio City Company Limited
(BVI)
50%
Studio City Holdings Two Limited
(BVI)
(Note 5)
50%
50%
Studio City Holdings Three Limited
(BVI)
(Note 5)
95.04%
Studio City Entertainment Limited
(Macau – Quotas)
(Note 6)
SCP Holdings Limited
(BVI)
(Note 5)
50%
50%
SCP One Limited
(BVI)
(Note 5)
SCP Two Limited
(BVI)
(Note 5)
34.99%
34.99%
30%
Studio City Developments Limited
(Macau – Quotas)
(Note 7)

Notes:

1.	Includes 747,288 Class A ordinary shares held by Melco International. See “Item 7. Major Shareholders and Related Party Transactions — A. Major Shareholders.”

2.	Reflects 124,596,560 Class A ordinary shares of our Company represented by ADSs as of December 31, 2024.

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

4.

Reflects 400 Class A ordinary shares of our Company and another 114,757,256 Class A ordinary shares of our Company represented by ADSs. Information regarding beneficial ownership is reported as of September 30, 2024 and is based on the information contained in the Schedule 13G/A filed by Silver Point Capital L.P. with the SEC on November 14, 2024.

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

A. OPERATING RESULTS

Operations

Our principal operating activities are the provision of services pursuant to a casino contract and the hospitality business in Macau. The Company monitors the operations and evaluates earnings by reviewing the assets and operations of Studio City as one operating segment. Accordingly, we do not present separate segment information in these operating results. As of December 31, 2024, 2023 and 2022, we operated in one geographical area, Macau, where we generated our revenue and where our long-lived assets were located.

Our operations in 2024 benefited from the continued recovery in inbound tourism in Macau during the year, and the ramp up of operations following the opening of Studio City Phase 2 starting in April 2023, which led to an increase in revenue from casino contract and higher non-gaming revenues. According to the DSEC, visitor arrivals to Macau increased by 23.8% on a year-over-year basis in 2024 as compared to 2023 while, according to the DICJ, gross gaming revenues in Macau rose by 23.9% on a year-over-year basis in 2024.

Summary of Financial Results

For the year ended December 31, 2024, our total operating revenues were US$639.1 million, an increase of 43.5% from US$445.5 million of total operating revenues for the year ended December 31, 2023. Net loss attributable to Studio City International Holdings Limited for the year ended December 31, 2024 was US$96.7 million, as compared to US$133.5 million for the year ended December 31, 2023. The improvement was primarily attributable to the continued recovery in inbound tourism in Macau during 2024 and the ramp up of operations following the opening of Studio City Phase 2 starting in April 2023.

	Year Ended December 31,
	2024	2023	2022
	(in thousands of US$)
Total operating revenues	$639,145	$445,538	$11,548
Total operating costs and expenses	(600,997)	(474,580)	(288,764)
Operating income (loss)	38,148	(29,042)	(277,216)
Net loss attributable to Studio City International Holdings Limited	$(96,726)	$(133,517)	$(326,451)

Key Performance Indicators (KPIs)

We use the following KPIs to evaluate the operations of Studio City Casino, including table games and gaming machines:

•	Rolling chip volume: the amount of non-negotiable chips wagered and lost by the rolling chip market segment.

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

Studio City Casino’s expected rolling chip win rate is in the range of 2.85% to 3.15%.

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

In 2022, table games and gaming machines that were not in operation due to government mandated closures or social distancing measures in relation to the COVID-19 outbreak have been excluded, while room statistics also exclude rooms that were temporarily closed or provided to staff members due to the COVID-19 outbreak.

Year Ended December 31, 2024 Compared to Year Ended December 31, 2023

Revenues

Our total operating revenues were US$639.1 million in 2024, an increase of US$193.6 million, or 43.5%, from US$445.5 million of total operating revenues in 2023. The improvement was primarily attributable to the continued recovery in inbound tourism in Macau during the year, and the ramp up of operations following the opening of Studio City Phase 2 starting in April 2023, which led to an increase in revenue from casino contract and higher non-gaming revenues.

•

Revenue from casino contract. Revenue from casino contract is derived from the provision of facilities for the operations of Studio City Casino by the Gaming Operator and services related thereto pursuant to the Studio City Casino Agreement. Revenue from casino contract was US$259.8 million in 2024, compared with US$155.5 million in 2023. The improvement was primarily attributable to the continued recovery in inbound tourism in Macau during the year, and the ramp up of operations following the opening of Studio City Phase 2 starting in April 2023.

Studio City Casino generated gross gaming revenues of US$1.31 billion and US$0.91 billion in 2024 and 2023, respectively, before the deduction by the Gaming Operator of gaming taxes and the costs incurred in connection with its on-going operation of Studio City Casino pursuant to the Studio City Casino Agreement.

Mass market table games revenue increased to US$1.13 billion in 2024 from US$0.78 billion in 2023, attributable to an increase in mass market table games drop to US$3.68 billion in 2024 from US$2.87 billion in 2023, and an increase in mass market table games hold percentage to 30.6% in 2024 from 27.3% in 2023.

Gaming machine revenue increased to US$111.7 million in 2024 from US$82.8 million in 2023. This increase is attributable to an increase of gaming machine handle to US$3.41 billion in 2024 from US$2.48 billion in 2023, with a stable gaming machine win rate at 3.3% in both 2024 and 2023. Average net win per gaming machine per day was US$431 and US$343 in 2024 and 2023, respectively.

Studio City Casino has strategically repositioned itself to focus on the premium mass and mass segments, and VIP rolling chip operations at Studio City Casino were transferred to City of Dreams in late October 2024. VIP rolling chip revenue increased to US$77.1 million in 2024 from US$46.0 million in 2023, attributable to an increase in VIP rolling chip win rate, partially offset by a decrease in VIP rolling chip volume. Studio City’s VIP rolling chip volume decreased to US$2.00 billion in 2024 from US$2.79 billion in 2023. VIP rolling chip win rate increased to 3.85% in 2024 from 1.65% in 2023.

In 2024 and 2023, total gaming taxes and costs incurred in connection with the on-going operation of Studio City Casino deducted from gross gaming revenues were US$1,055.0 million and US$756.9 million, respectively, which included (i) gaming taxes imposed on the gross gaming revenues of US$526.0 million and US$364.9 million, respectively; (ii) the complimentary services provided by us to Studio City Casino’s gaming patrons of US$150.1 million and US$113.9 million, respectively; (iii) shared administrative services and shuttle bus transportation services provided by us to Studio City Casino of US$50.5 million and US$36.4 million, respectively; and (iv) remaining costs of US$328.4 million and US$241.7 million, respectively, primarily representing gaming-related staff costs and other gaming-related costs, including certain gaming concession related costs and costs related to gaming operations at Studio City Casino.

•

Rooms. We generate room revenues from Studio City hotels consisting of the Celebrity Tower, the all-suite Star Tower, the Epic Tower and the W Macau. Our room revenues increased by US$49.0 million, or 43.8%, to US$160.7 million in 2024 from US$111.7 million in 2023. The increase was primarily attributable to the full year operation of two hotel towers opened in 2023 and an increased occupancy as a result of a year-over-year increase in inbound tourism in 2024. Studio City’s average daily rate, occupancy rate and REVPAR were US$165, 96% and US$159, respectively, in 2024, as compared to US$153, 90% and US$137, respectively, in 2023.

•	Food and beverage, entertainment, mall and retail and other. Our revenues generated from food and beverage, entertainment, mall and retail and other increased by US$21.2 million, or 15.4%, to

US$159.1 million in 2024 from US$137.8 million in 2023, primarily attributable to the increase in business activities as a result of a year-over-year increase in inbound tourism in 2024, partially offset by lower revenues from residency concerts.

•

Services fee. Our services fee revenues, which primarily consist of certain shared administrative services and shuttle bus transportation services to Studio City Casino, increased by US$19.1 million, or 47.1%, to US$59.5 million in 2024 from US$40.5 million in 2023.

Operating Costs and Expenses

Our total operating costs and expenses increased by US$126.4 million, or 26.6%, to US$601.0 million in 2024 from US$474.6 million in 2023.

•

Costs related to casino contract. Costs related to casino contract, which mainly represent (1) services fees for shared corporate services provided by the Master Service Providers pursuant to the Management and Shared Services Arrangements; and (2) management payroll expenses, increased by US$5.9 million, or 20.3%, to US$34.7 million in 2024 from US$28.8 million in 2023. The increase was primarily attributable to higher shared corporate services fees as a result of the increase in business activities.

•

Rooms. Room expenses, which represent the costs of operating the hotel facilities and respective payroll expenses, increased by US$23.3 million, or 82.5%, to US$51.6 million in 2024 from US$28.3 million in 2023. The increase was primarily attributable to the full year operation of the two hotel towers opened in 2023 and in-line with the increase in room revenues.

•

Food and beverage, entertainment, mall and retail and other. Expenses related to food and beverage, entertainment, mall and retail and other, which primarily represent the costs of operating the respective non-gaming services at Studio City and respective payroll expenses, increased by US$22.2 million, or 19.5% to US$136.2 million in 2024 from US$114.0 million in 2023. The increase was primarily attributable to the increase in payroll expenses and other operating costs arising from the increase in business activities and was in-line with higher revenues from food and beverage, entertainment, mall and retail and other for the year ended December 31, 2024.

•

General and administrative. General and administrative expenses were US$171.3 million and US$115.2 million in 2024 and 2023, respectively. Such expenses primarily consist of payroll expenses, utilities, marketing and advertising costs, repairs and maintenance, legal and professional fees, and fees paid to the Master Service Providers for shared corporate services provided to non-gaming departments. Expenses relating to services fee revenues are also included in the general and administrative expenses. The increase was primarily due to the increase in business activities in 2024 and the full year operation of Studio City Phase 2 which progressively opened in April and September of 2023.

•

Pre-opening costs. Pre-opening costs were US$0.8 million in 2024 as compared to US$17.5 million in 2023. Such costs primarily represent personnel, marketing and other costs incurred prior to the opening of new or start-up operations. The higher pre-opening costs in 2023 were mainly related to the Studio City Phase 2 which two hotel towers progressively opened in April and September of 2023. Pre-opening costs in 2024 were mainly related to the Studio City Cinema opened in June 2024.

•	Amortization of land use right. Amortization expenses for the land use right continued to be recognized on a straight-line basis at an annual rate of US$3.3 million in both 2024 and 2023.

•

Depreciation and amortization. Depreciation and amortization expenses increased by US$35.7 million, or 21.5%, to US$201.7 million in 2024 from US$166.1 million in 2023. The increase was primarily due to full year depreciation of the Studio City Phase 2 which two hotel towers progressively opened in April and September of 2023 and Studio City Cinema opened in June 2024.

•

Property charges and other. Property charges and other expenses of US$1.3 million in 2024 were primarily attributable to US$0.8 million loss on disposal/write-off of fixed assets and US$0.3 million repairs and maintenance costs incurred as a result of a typhoon, which is net of the insurance recovery received. Property charges and other expenses of US$1.4 million in 2023 were primarily attributable to payroll costs as a result of departmental restructuring, the litigation claims related to junket player deposits and asset write-offs.

Operating Income/Loss

As a result of the foregoing, we had an operating income of US$38.1 million in 2024, compared to an operating loss of US$29.0 million in 2023.

Non-operating Expenses, Net

Net non-operating expenses consisted of interest income, interest expense, net of amounts capitalized, other financing costs, net foreign exchange (losses) gains, (loss) gain on extinguishment of debt and other non-operating expenses, net. We incurred total net non-operating expenses of US$136.6 million in 2024, compared to US$117.1 million in 2023.

•

Interest expense, net of amounts capitalized. Interest expense were US$133.6 million (nil capitalization) in 2024, compared to US$129.6 million (net of amounts capitalized of US$15.2 million) in 2023. The increase was primarily attributable to cessation of capitalization of interest expenses upon the substantial completion of construction of the Studio City Phase 2 project, partially offset by lower interest expense resulting from the 2025 Notes Tender Offer (2024) settled in April 2024 and the 2025 Notes Tender Offer (2023) settled in November 2023, as well as repurchases of the 2025 Notes during the years ended December 31, 2024 and 2023.

•

Other financing costs. Other financing costs in 2024 were US$0.6 million, which were associated with the 2021 Studio City Senior Secured Credit Facility and the 2024 Studio City Senior Secured Credit Facility, compared to US$0.4 million in 2023, which were associated with the 2021 Studio City Senior Secured Credit Facility.

•

Loss/Gain on extinguishment of debt. Loss on extinguishment of debt was US$1.0 million in 2024 and was primarily associated with the 2025 Notes Tender Offer (2024), compared to gain on extinguishment of debt of US$1.6 million in 2023, which was primarily associated with the 2025 Notes Tender Offer (2023).

Loss before Income Tax

As a result of the foregoing, we had a loss before income tax of US$98.5 million in 2024, compared to US$146.2 million in 2023.

Income Tax Expense/Benefit

Income tax expense was US$7.4 million in 2024 and was primarily attributable to Macau Complementary Tax of US$7.5 million provided in connection with profits for 2024 and 2023 on which the application for the Macau Complementary Tax exemption for 2023 to 2032 was rejected by the Macau government during the year ended December 31, 2024. Income tax benefit in 2023 was US$0.1 million and was primarily attributable to a deferred income tax benefit. The effective tax rates in 2024 and 2023 were (7.5)% and 0.1%, respectively. Our effective tax rates in 2024 and 2023 differ from the statutory Macau Complementary Tax rate of 12%, where the Company’s majority operations are located, primarily due to the effects of expired tax losses, expenses for which no income tax benefit is receivable, different tax rates of subsidiaries operating in other jurisdictions, income for which no income tax expense is payable and changes in valuation allowances for the relevant years. Our management currently does not expect to realize significant income tax benefits associated with net operating loss carry-forwards and other deferred tax assets generated by our Macau operations. However, to the extent that the financial results of our Macau operations improve and it becomes more likely than not that the deferred tax assets are realizable, we will reduce the valuation allowance related to the net operating losses and other deferred tax assets.

Net Loss Attributable to Participation Interest

Our net loss attributable to participation interest was US$9.1 million in 2024, compared to US$12.6 million in 2023.

Net Loss Attributable to Studio City International Holdings Limited

As a result of the foregoing, we had a net loss attributable to Studio City International Holdings Limited of US$96.7 million in 2024, compared to US$133.5 million in 2023.

For a discussion of our results of operations for the year ended December 31, 2023 compared with the year ended December 31, 2022, see “Item 5. Operating and Financial Review and Prospects — A. Operating Results — Year Ended December 31, 2023 Compared to Year Ended December 31, 2022” of our annual report on Form 20-F for the fiscal year ended December 31, 2023, filed with the SEC on March 22, 2024.

Adjusted EBITDA

Our net income/loss before interest, taxes, depreciation, amortization, pre-opening costs, share-based compensation, property charges and other, other non-operating income and expenses, or Adjusted EBITDA, was US$245.3 million, US$159.2 million and negative US$140.8 million for the years ended December 31, 2024, 2023 and 2022, respectively. Adjusted EBITDA, which is a non-GAAP financial measure, is presented exclusively as supplemental disclosures because management believes it is widely used to measure the performance, and as a basis for valuation, of gaming companies. Management uses Adjusted EBITDA to measure our operating performance and to compare our operating performance with those of our competitors.

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

Reconciliation of Net Loss Attributable to Studio City International Holdings Limited to Adjusted EBITDA

	Year Ended December 31,
	2024	2023	2022
	(in thousands of US$)
Net loss attributable to Studio City International Holdings Limited	$(96,726)	$(133,517)	$(326,451)
Net loss attributable to participation interest	(9,105)	(12,567)	(34,856)

Net loss	(105,831)	(146,084)	(361,307)
Income tax expense (benefit)	7,352	(81)	382
Interest and other non-operating expenses, net	136,627	117,123	83,709
Depreciation and amortization	205,060	169,397	126,956
Property charges and other	1,318	1,407	5,799
Share-based compensation	—	—	361
Pre-opening costs	807	17,451	3,263

Adjusted EBITDA	$245,333	$159,213	$(140,837)

Adjusted EBITDA margin (1)	38.4%	35.7%	(1,219.6)%

(1)	Adjusted EBITDA margin is calculated by dividing Adjusted EBITDA by total operating revenues.

The Adjusted EBITDA for Studio City in 2024 and 2023 referred to in Melco Resorts’ 2024 annual report on Form 20-F were US$95.9 million and US$47.6 million, respectively, more than the Adjusted EBITDA of Studio City contained in this report. The negative Adjusted EBITDA for Studio City in 2022 referred to in Melco Resorts’ 2024 annual report on Form 20-F was US$35.7 million less than the negative Adjusted EBITDA of Studio City contained in this report. The Adjusted EBITDA of Studio City contained in this report includes certain intercompany charges that are not included in the Adjusted EBITDA for Studio City contained in such Melco Resorts’ annual report. Such intercompany charges include, among other items, fees and shared service charges billed between the Company and its subsidiaries and certain subsidiaries of Melco Resorts. Additionally, Adjusted EBITDA of Studio City included in such Melco Resorts’ annual report does not reflect certain gaming concession related costs and certain intercompany costs related to the gaming operations at Studio City Casino.

B. LIQUIDITY AND CAPITAL RESOURCES

We have relied on, and intend to continue to rely on, our cash generated from our operations and our debt and equity financings to meet our financing or refinancing needs.

As of December 31, 2024, we recorded US$127.6 million in cash and cash equivalents. Further, we increased our available liquidity with the signing of the 2024 Studio City Senior Secured Credit Facility on November 29, 2024. Under the terms of the 2024 Studio City Senior Secured Credit Facility, lenders have made available to Studio City Company in an amount of HK$1.945 billion (equivalent to US$250.3 million) in revolving credit facilities for a term of five years. The HK$233.0 million (equivalent to US$30.0 million) revolving credit facility under the 2021 Studio City Senior Secured Credit Facility and HK$1.945 billion (equivalent to US$250.5 million) under the 2024 Studio City Senior Secured Credit Facility are available for future drawdown as of December 31, 2024, subject to certain conditions precedent.

As of December 31, 2024, restricted cash of US$0.1 million primarily represented the cash collateral in relation to the 2021 Studio City Senior Secured Credit Facility.

We have been able to meet our working capital needs, and we believe that our current available cash and cash equivalents, funds available for drawdown under the 2021 Studio City Senior Secured Credit Facility, the 2024 Studio City Senior Secured Credit Facility and any additional equity or debt financings will be adequate to satisfy our current and anticipated operating, debt and capital commitments, as described in “— Other Financing and Liquidity Matters” below. For any additional financing requirements, we cannot provide assurance that future borrowings will be available. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Business — We may not be able to obtain adequate financing on satisfactory terms, or at all” for more information.

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

Cash Flows

The following table sets forth a summary of our cash flows for the years presented.

	Year Ended December 31,
	2024	2023	2022
	(in thousands of US$)
Net cash provided by (used in) operating activities	$189,899	$(18,894)	$(178,775)
Net cash used in investing activities	(108,461)	(161,540)	(453,395)
Net cash (used in) provided by financing activities	(183,263)	(100,902)	643,109
Effect of exchange rate on cash, cash equivalents and restricted cash	1,419	(147)	(705)

(Decrease) increase in cash, cash equivalents and restricted cash	(100,406)	(281,483)	10,234
Cash, cash equivalents and restricted cash at beginning of year	228,170	509,653	499,419

Cash, cash equivalents and restricted cash at end of year	$127,764	$228,170	$509,653

Operating Activities

Operating cash flows are generally affected by changes in operating income and certain operating assets and liabilities, including the receivables related to the revenue from casino contract and hotel operations, as well as the non-gaming business, including food and beverage, entertainment, mall, retail and other, which are conducted primarily on a cash basis.

We recorded net cash provided by operating activities of US$189.9 million in 2024, as compared to net cash used in operating activities of US$18.9 million in 2023. The change was primarily attributable to improved performance of Studio City’s operations which resulted in a decrease in net loss in 2024, as well as net receipt from affiliated companies for operating purpose in 2024.

We recorded net cash used in operating activities of US$18.9 million in 2023, as compared to US$178.8 million in 2022. The change was primarily attributable to improved performance of Studio City’s operations, partially offset by the increased working capital needed for operations.

Investing Activities

Net cash used in investing activities was US$108.5 million in 2024, as compared to US$161.5 million in 2023. Net cash used in investing activities was US$453.4 million in 2022.

Net cash used in investing activities of US$108.5 million in 2024 was attributable to payments for acquisition of property and equipment of US$86.8 million and payments to an affiliated company for other long-term assets of US$31.3 million, partially offset by proceeds from sale of property and equipment of US$9.6 million.

Net cash used in investing activities of US$161.5 million and US$453.4 million in 2023 and 2022, respectively, was primarily attributable to payments for acquisition of property and equipment of US$156.8 million and US$452.1 million, respectively.

Our capital expenditures on an accrual basis amounted to US$64.7 million, US$68.9 million and US$427.7 million for the years ended December 31, 2024, 2023 and 2022, respectively, primarily for the construction, development and enhancement of Studio City. We will continue to make capital expenditures to grow our business and expect that cash generated from our operating and financing activities will meet our capital expenditure needs in the foreseeable future. See “— Other Financing and Liquidity Matters” below for more information.

Financing Activities

Net cash used in financing activities was US$183.3 million in 2024, as compared to US$100.9 million in 2023. Net cash provided by financing activities was US$643.1 million in 2022.

Net cash used in financing activities of US$183.3 million in 2024 was mainly attributable to the settlement of the 2025 Notes Tender Offer (2024) and the repurchases of 2025 Notes.

Net cash used in financing activities of US$100.9 million in 2023 was mainly attributable to the settlement of the 2025 Notes Tender Offer (2023).

Net cash provided by financing activities of US$643.1 million in 2022 was attributable to the proceeds from the issuance of the 2027 Notes in the aggregate principal amount of US$350.0 million and net proceeds from issuance of shares of US$299.2 million, partially offset by payments of financing costs of US$6.1 million.

Indebtedness

We enter into loan facilities and issue notes through our subsidiaries. The following table sets forth our gross indebtedness as of December 31, 2024:

	Issuer	As of December 31, 2024
		(in thousands of US$)
2021 Studio City Senior Secured Credit Facility	Studio City Company	$129
2025 Notes	Studio City Finance	221,622
2027 Notes	Studio City Company	350,000
2028 Notes	Studio City Finance	500,000
2029 Notes	Studio City Finance	1,100,000

Total		$2,171,751

Major changes in our indebtedness during the year ended December 31, 2024 are summarized below.

On April 8, 2024, Studio City Finance initiated the 2025 Notes Tender Offer (2024) to purchase up to an aggregate principal amount of US$100,000,000 of the 2025 Notes. An aggregate principal amount of US$307,150,000 of the 2025 Notes were tendered on the early tender date on April 19, 2024. On April 22, 2024,

Studio City Finance increased the aggregate principal amount of the 2025 Notes Tender Offer (2024) to US$100,029,000. Studio City Finance accepted for purchase an aggregate principal amount of US$100,029,000 of the 2025 Notes that were validly tendered (and not validly withdrawn) pursuant to the 2025 Notes Tender Offer (2024) and settled the purchase on April 24, 2024. In addition, Studio City Finance repurchased US$75.3 million of the 2025 Notes during the year ended December 31, 2024.

On November 29, 2024, Studio City Company entered into the 2024 Studio City Senior Secured Credit Facility. Under the terms of the 2024 Studio City Senior Secured Credit Facility, lenders have made available to Studio City Company in an amount of HK$1.945 billion (equivalent to US$250.3 million) in revolving credit facilities for a term of five years and maturity date of November 29, 2029, with an option to increase the commitments in an amount not exceeding US$100.0 million, subject to satisfaction of conditions precedent. The 2024 Studio City Senior Secured Credit Facility is secured and is supported by a guarantee from the Company, Studio City Investments and each subsidiary of Studio City Company. The Company intends to use the proceeds from the 2024 Studio City Senior Secured Credit Facility to refinance outstanding indebtedness and for general corporate and working capital purposes. No drawdowns have been made under this facility as of December 31, 2024.

Studio City Company has also entered into an amendment and restatement agreement, dated November 29, 2024, with, among others, Bank of China Limited, Macau Branch, in relation to the 2021 Studio City Senior Secured Credit Facility to, among other things, align certain terms of the 2021 Studio City Senior Secured Credit Facility with the terms of the 2024 Studio City Senior Secured Credit Facility. The other amendments include the extension of the maturity date from January 15, 2028 to August 29, 2029 and change of interest rates.

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

Other Financing and Liquidity Matters

We may obtain financing in the form of, among other things, equity or debt, including additional bank loans or high yield, mezzanine or other debt, or rely on our operating cash flow to fund the maintenance and development of our projects. We expect to incur capital expenditures in the future as we continue to develop our existing operations.

We have relied, and intend in the future to rely, on our operating cash flow and different forms of financing to meet our funding needs and repay our indebtedness, as the case may be.

The timing of any future debt and equity financing activities will be dependent on our funding needs, the availability of funds on terms acceptable to us and prevailing market conditions. We may carry out activities from time to time to strengthen our financial position and ability to better fund our business. Such activities may include refinancing existing debt, monetizing assets, sale-and-leaseback transactions or other similar activities.

In March 2022, Studio City International Holdings Limited completed a US$300 million private placement of shares. The net proceeds from this private placement were US$299.2 million.

Any other future developments may be subject to further financing and a number of other factors, many of which are beyond our control.

Our material cash requirements arise from the payment of interest expenses, repayment of principal relating to our indebtedness, maintenance capital expenditures and, prior to the completion of construction, the development of the remaining land at Studio City.

Cash from financings and operations is primarily retained by our operating subsidiaries for the purposes of funding our operating activities and capital expenditures. Cash within our group is primarily transferred between our subsidiaries through intercompany loan arrangements. Financing raised by Studio City International Holdings Limited has been transferred to our financing and operating subsidiaries through the use of equity capital contributions or intercompany loan arrangements. In 2024, excluding cash transferred for the purpose of the settlement of intragroup charges, no cash has been transferred to our holding company, Studio City International Holdings Limited, from its subsidiaries. See also “Item 4. Information on the Company — B. Business Overview — Taxation” and “Item 8. Financial Information — A. Consolidated Statements and Other Financial Information — Dividend Policy.” There are no regulatory or foreign exchange restrictions or limitations on our ability to transfer cash within our corporate group or to declare dividends to holders of our ADSs, except that our subsidiaries incorporated in Macau are required to set aside a specified amount of the entity’s profit after tax as a legal reserve which is not distributable to the shareholders of such subsidiaries. See “Item 4. Information on the Company — B. Business Overview — Regulations — Restrictions on Distribution of Profits Regulations” and “Item 10. Additional Information — D. Exchange Controls.”

As of December 31, 2024, we had capital commitments for the construction and acquisition of property and equipment totaling US$16.5 million. In addition, we have contingent liabilities arising in the ordinary course of business.

Our total long-term indebtedness and other contractual obligations as of December 31, 2024 are summarized below.

	Payments Due by Period
	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
	(in millions of US$)
Long-term debt obligations(1):
2021 Studio City Senior Secured Credit Facility	$—	$—	$0.1	$—	$0.1
2025 Notes	221.6	—	—	—	221.6
2027 Notes	—	350.0	—	—	350.0
2028 Notes	—	—	500.0	—	500.0
2029 Notes	—	—	1,100.0	—	1,100.0
Fixed interest payments	119.2	202.6	58.5	—	380.3
Operating leases(2)	1.6	2.3	2.3	29.2	35.4
Construction costs and property and equipment retention payables	5.3	—	—	—	5.3
Other contractual commitments:
Construction costs and property and equipment acquisition commitments	16.1	0.4	—	—	16.5

Total contractual obligations	$363.8	$555.3	$1,660.9	$29.2	$2,609.2

(1)	See note 10 to the consolidated financial statements included elsewhere in this annual report for further details on these debt facilities.

(2)	See note 11 to the consolidated financial statements included elsewhere in this annual report for further details on these lease liabilities.

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

Studio City Company has a corporate rating of “B+” with a stable outlook by Standard & Poor’s. Studio City Finance currently has a corporate rating of “B1” by Moody’s Investors Service with a stable outlook. For future borrowings, any decrease in our corporate rating could result in an increase in borrowing costs.

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

D. TREND INFORMATION

The following trends and uncertainties may affect our operations and financial conditions:

•

Policies and campaigns implemented by the mainland China government, including restrictions on travel, anti-corruption campaigns, monitoring of cross-border currency movement and adoption of measures to eliminate perceived channels of illicit cross-border currency movements, restrictions on currency withdrawal, scrutiny of marketing activities in mainland China or measures taken by the mainland China government, including criminalizing certain conduct, to deter marketing of gaming activities to mainland China residents by foreign casinos, as well as any slowdown of economic growth in mainland China, may lead to a decline and limit the recovery and growth in the number of patrons visiting our property and the spending amount of such patrons;

•	Policies and legislation implemented by the Macau government, including interpretations thereof, such as those relating to travel and visa policies;

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

•

Enactment of new laws, or amendments to existing laws with more stringent requirements, in relation to personal information, including, among others, collection, use and/or transmission of personal information, and as to which there may be limited precedence on their interpretation and application, may increase operating costs and/or adversely impact our ability to market to our customers and guests. In addition, any non-compliance with such laws may result in damage or reputation and/or subject us to lawsuits, fines and other penalties as well as restrictions on our use or transfer of data; and

•

Increases in cybersecurity and ransomware attacks around the world, including in the gaming and hospitality industries and the need to continually evaluate, enhance and improve our internal process, systems and technology infrastructure to comply with the increasing cybersecurity, data privacy and data protection laws, regulations and requirements.

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

E. CRITICAL ACCOUNTING ESTIMATES

Management’s discussion and analysis of our results of operations and liquidity and capital resources are based on our consolidated financial statements. Our consolidated financial statements were prepared in conformity with U.S. GAAP. Certain of our accounting policies require that management applies significant judgment in defining the appropriate assumptions integral to financial estimates. On an ongoing basis, management evaluates those estimates and judgments which are made based on information obtained from our historical experience, terms of existing contracts, industry trends and outside sources that are currently available to us, and on various other assumptions that management believes to be reasonable and appropriate in the circumstances. However, by their nature, judgments are subject to an inherent degree of uncertainty, and therefore actual results could differ from our estimates. We believe that the critical accounting policies discussed below affect our more significant judgments and estimates used in the preparation of our consolidated financial statements.

Property and Equipment

As of December 31, 2024 and 2023, we had net property and equipment of US$2.65 billion and US$2.78 billion, representing 88.8% and 85.8% of our total assets respectively. Property and equipment are stated at cost, net of accumulated depreciation and amortization, and accumulated impairment, if any. We depreciate property and equipment on a straight-line basis over their estimated useful lives. The useful lives are estimated based on factors including the nature of the assets, its relationship to other assets, our operating plans and anticipated use and other economic and legal factors that impose limits. The remaining estimated useful lives of the property and equipment are periodically reviewed. Refer to note 2(i) to the consolidated financial statements included elsewhere in this annual report for further details of estimated useful lives of the property and equipment.

Impairment of Long-lived assets

We evaluate our property and equipment and other long-lived assets for impairment whenever indicators of impairment exist. If an indicator of impairment exists, we estimate the undiscounted future cash flows over the remaining useful life of the primary asset within the long-lived assets which involves significant assumptions, including future revenue growth rates and cost inflation. The future cash flows are derived based on management historical experience and market condition which are consistent with our budget and strategic plan. If the sum of undiscounted cash flows exceeds the carrying value, no impairment is indicated. If the sum of undiscounted cash flows does not exceed the carrying value, then an impairment is measured based on fair value compared to carrying value, with fair value typically based on a discounted cash flow model involving significant assumptions, such as discount rates. If an asset is still under development, future cash flows include remaining construction costs. Future changes to our estimates and assumptions based upon changes in operating results, macro-economic factors or management’s intentions may result in future changes to the recoverability of our long-lived assets.

No impairment of long-lived assets were recognized during the years ended December 31, 2024, 2023 and 2022.

Income Tax

Deferred income taxes are recognized for all significant temporary differences between the tax basis of assets and liabilities and their reported amounts in the consolidated financial statements. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities. As of December 31, 2024 and 2023, we recorded valuation allowances of US$172.7 million and US$80.7 million, respectively, as management believes that it is more likely than not that these deferred tax assets will not be realized. Our assessment considers, among other matters, the nature, frequency and severity of current and cumulative losses, forecasts of future profitability, and the duration of statutory carry-forward periods. To the extent that the financial results of our operations improve and it becomes more likely than not that the deferred tax assets are realizable, the valuation allowances will be reduced.

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

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. DIRECTORS AND SENIOR MANAGEMENT

Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of the date of this annual report on Form 20-F.

Directors and Executive Officers	Age	Position/Title
Lawrence Yau Lung Ho	48	Director
Evan Andrew Winkler	50	Director
Clarence Yuk Man Chung	62	Director
Geoffrey Stuart Davis	56	Director and Chief Financial Officer
Stephanie Cheung	62	Director
Akiko Takahashi	71	Director
David Anthony Reganato	45	Director
Dale Robert Black	61	Director
Dominique Mielle	56	Independent Director
Kevin F. Sullivan	72	Independent Director
Nigel Alan Dean	71	Independent Director
Kevin Richard Benning	42	Property General Manager

Directors

Mr. Lawrence Yau Lung Ho has been a member of our board of directors since July 2011. Mr. Ho was also appointed as the executive director of Melco Resorts on December 20, 2004, and served as its co-chairman and chief executive officer between December 2004 and April 2016 before being re-designated as chairman and chief executive officer in May 2016. Mr. Ho became the managing director of Melco International in 2001 and has been its chairman and chief executive officer since March 2006. Mr. Ho has also been appointed as the chairman and director of Maple Peak Investments Inc., a company listed on the TSX Venture Exchange in Canada, since July 2016, and also serves on numerous boards and committees of privately-held companies in Hong Kong, Macau and mainland China.

As a member of the National Committee of the Chinese People’s Political Consultative Conference, Mr. Ho serves on the board or participates as a committee member in various organizations in Hong Kong, Macau and mainland China. He is a member of the advisory committee of the All-China Federation of Industry and Commerce; a member of the Macau Basic Law Promotion Association; a member of the Board of Governors of The Canadian Chamber of Commerce in Hong Kong; a member of the Asia International Leadership Council; honorary advisor of Global Tourism Economy Research Centre; permanent honorary committee member of The Chinese General Chamber of Commerce of Hong Kong; honorary patron of The Canadian Chamber of Commerce in Macao; honorary president of the Macau Research Association for Macau Gaming Law; honorary president of the Association of Property Agents and Real Estate Developers of Macau and a director executive of the Macao Chinese General Chamber of Commerce.

In 2017, Mr. Ho was awarded the Medal of Merit—Tourism by the Macau SAR government for his significant contributions to tourism in the territory.

In recognition of Mr. Ho’s directorship and entrepreneurial spirit, he was granted the Business Awards of Macau’s “Leadership Gold Award” in 2015 and honored with “Outstanding Individual Award” at the Industry Community Awards in 2020. Mr. Ho has been honored as one of the recipients of the “Asian Corporate Director Recognition Awards” by Corporate Governance Asia magazine for nine years since 2012, and was awarded “Asia’s Best CEO” at the Asian Excellence Awards for the 13th year in 2024.

Mr. Ho graduated with a Bachelor of Arts degree in commerce from the University of Toronto, Canada, in June 1999 and was awarded the Honorary Doctor of Business Administration degree by Edinburgh Napier University, Scotland, in July 2009 for his contribution to business, education and the community in Hong Kong, Macau and China.

Mr. Evan Andrew Winkler has been a member of our board of directors since August 2016. Mr. Winkler was also appointed as a director of Melco Resorts on August 3, 2016, and the president of Melco Resorts on September 4, 2019. Mr. Winkler has served as the managing director and the president of Melco International since August 2016 and May 2018, respectively, and a director of various subsidiaries of Melco International. Before joining Melco International, Mr. Winkler served as a managing director at Moelis & Company, a global investment bank. Prior to that, he was a managing director and co-head of technology, media and telecommunications M&A at UBS Investment Bank. Mr. Winkler has extensive experience in providing senior level advisory services on mergers and acquisitions and other corporate finance initiatives, having spent nearly two decades working on Wall Street. He holds a bachelor’s degree in Economics from the University of Chicago.

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

Ms. Akiko Takahashi has been a member of our board of directors since October 2018. Ms. Takahashi is executive vice president and chief of staff to chairman and chief executive officer of Melco Resorts, and was appointed to this role in June 2019. Prior to her present roles, she was the executive vice president and chief officer, human resources/corporate social responsibility from December 2008 and held the title of group human resources director of Melco Resorts from December 2006, when she joined Melco Resorts. Prior to joining Melco Resorts, Ms. Takahashi worked as a consultant in her own consultancy company from 2003 to 2006 where she conducted “C-level” executive searches for clients and assisted with brand/service culture alignment for a luxury hotel in New York City and where her last engagement prior to joining Melco Resorts was to lead the human resources integration for the largest international hospitality joint venture in Japan between InterContinental Hotels Group and ANA Hotels. She was the global group director of human resources for Shangri-la Hotels and Resorts, an international luxury hotel group headquartered in Hong Kong, from 1995 to 2003. Between 1993 and 1995, she was the senior vice president of human resources and service quality for Bank of America, Hawaii, FSB. She served as regional human resources manager for Sheraton Hotels Hawaii / Japan from 1985 to 1993. Ms. Takahashi started her hospitality career as a training manager for Halekulani Hotel. She began her career in the fashion luxury retail industry in merchandising, operations, training and human resources. Ms. Takahashi attended the University of Hawaii.

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

Ms. Dominique Mielle has been a member of our board of directors since October 2018. Ms. Mielle was a partner at Canyon Capital Advisors, LLC, or Canyon, from August 1998 to December 2017 where she primarily focused on the transportation, technology, retail and consumer products sectors, specialized in corporate and municipal bond securitizations and was responsible for all aspects of Canyon’s collateralized loan obligations business. Ms. Mielle has over 25 years of experience on Wall Street, investing in fixed income and leading capital structure optimizations and restructurings. She was named one of the “Top 50 Women in Hedge Funds” by Ernst & Young in 2017. Prior to joining Canyon in 1998, Ms. Mielle worked at Libra Investments, Inc. as an associate in the corporate finance department covering middle market companies. Prior to that, she worked at Lehman Brothers as an analyst in the Financial Institutions group, focusing on mergers and acquisitions. Ms. Mielle also serves on the board of directors of Ready Capital Corporation and Tiptree Inc. Ms. Mielle graduated with an M.B.A. (Finance) from Stanford University and a Master in Management degree from Ecole des Hautes Etudes Commerciales in France (HEC Paris).

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

Mr. Nigel Alan Dean has been a member of our board of directors since October 2018. Mr. Dean was Melco Resorts’ Executive Vice President and Chief Internal Auditor from December 2008 until September 2012 and held the title of Director, Internal Audit from December 2006, when he joined Melco Resorts. Prior to joining Melco Resorts, Mr. Dean was the General Manager — Compliance (Finance and Administration) at Coles Myer Limited (now known as Wesfarmers Limited) from 2003 until 2006, where he was responsible for the implementation of the Sarbanes-Oxley Act of 2002 compliance processes and other corporate governance compliance programs. Other positions Mr. Dean held at Coles Myer Limited included Chief Internal Auditor from 1995 to 2002 and General Manager — Internal Audit Supermarkets Division from 1991 to 1995. Mr. Dean’s previous experience in internal and external audit included positions with Elders IXL Group from 1986 to 1990, CRA Limited (now known as Rio Tinto Limited) from 1982 to 1986, Ford Asia-Pacific from 1976 to 1982, the Australian Federal Government Auditor-Generals Office from 1975 to 1976 and Peat Marwick Mitchell & Co. (now known as KPMG) from 1973 to 1975. Mr. Dean has been a Fellow CPA of the Australian Society of Certified Practising Accountants since 1984 and was a Certified Internal Auditor, as designated by the Institute of Internal Auditors in the United States, from 2005 until 2012. Mr. Dean obtained a Bachelor of Laws degree from Deakin University in 2005, a Masters of Business Administration degree from Monash University in 1993 and a Diploma of Business Studies (Accounting) from Swinburne University of Technology (formerly Swinburne College of Technology) in 1973.

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

B. COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

In 2024, we paid an aggregate of US$1.2 million in cash and benefits to our directors and executive officers. We have not set aside or accrued any material amount to provide pension, retirement or other similar benefits to our directors and executive officers. None of the service agreements between us and our directors provide benefits upon termination of services.

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

D. EMPLOYEES

Staff

There were 5,848, 5,286 and 3,571 dedicated staff members as of December 31, 2024, 2023 and 2022, respectively, performing services solely at Studio City. The Gaming Operator is responsible for the hiring, managing and training of the gaming staff and deducts such costs relating to such gaming staff from Studio City Casino’s gross gaming revenue in accordance with the Studio City Casino Agreement. See “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions — Studio City Casino Agreement.” Under the Management and Shared Services Arrangements, the Master Service Providers, recruit, place, allocate, train, manage and supervise the staff who are solely dedicated to our property to perform corporate and administrative functions and carry out other non-gaming activities, and the relevant personnel costs are charged back to us. In addition, we receive certain centralized corporate and management services from the senior management and other shared service staff of the Master Service Providers who devote a portion of their time under the arrangements. See “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions — Management and Shared Services Arrangements.” The property general manager is employed by us. Our property general manager has oversight over all non-gaming staff members solely dedicated to Studio City and exercises input over their performance, which enables us to effectively evaluate their performance and manage talent. Our chief financial officer has oversight over our expenses (including shared service related items), receipts and disbursements, record-keeping and financial reporting to management and facilitates in the financial budgeting process. The following table indicates the distribution of these staff by function pursuant to the Management and Shared Services Arrangements as of December 31, 2024:

Function	Number of Staff
Management, Administrative and Finance	17
Gaming	1,773
Hotel	1,316
Food and Beverage	1,093
Property Operations	252
Entertainment	326
Marketing	236
W Macau	496
Others	339

Total	5,848

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

E. SHARE OWNERSHIP

Share Ownership of Directors and Members of Senior Management

The following table sets forth the beneficial interest of each director and executive officer in our ordinary shares as of March 15, 2025.

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

(1)

Percentage of voting power represents percentage of voting interest of our Class A ordinary shares and Class B ordinary shares voting together as a single class. Class B ordinary share have no economic rights. Percentage of voting power of each director and executive officer is calculated by dividing the number of Class A ordinary shares and Class B ordinary shares beneficially owned by such person or group, including shares that such person or group has the right to acquire within 60 days after March 15, 2025, by the sum of (i) 842,864,460 which is the total number of Class A ordinary shares and Class B ordinary shares outstanding as of March 15, 2025, and (ii) the number of Class A ordinary shares and Class B ordinary shares that such person or group has the right to acquire beneficial ownership within 60 days of March 15, 2025.

(2)

Represents 401,028,304 Class A ordinary shares and 15,330,000 ADSs (representing 61,320,000 Class A ordinary shares) held by MCO Cotai and 747,288 Class A ordinary shares held by Melco International, among which include 118 ADSs (representing 472 Class A ordinary shares) held by an agent on its behalf. Mr. Lawrence Ho is taken to have interest in these shares as a result of his interest in approximately 61.44% of the total issued shares of Melco International, including his personal interest, interests of the companies which are owned or controlled by persons and/or trusts associated with him, interest of his spouse and interests of trusts in which he is one of the beneficiaries and is taken to have interests under the Securities and Futures Ordinance (Chapter 571, the Laws of Hong Kong). See “Item 7. Major Shareholders and Related Party Transactions — A. Major Shareholders.”

None of our directors or executive officers who are shareholders have different voting rights from other shareholders of our Company.

F. DISCLOSURE OF A REGISTRANT’S ACTION TO RECOVER ERRONEOUSLY AWARDED COMPENSATION

Not applicable.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. MAJOR SHAREHOLDERS

The following table sets forth the beneficial ownership of our ordinary shares as of March 15, 2025 by all persons who are known to us to be the beneficial owners of 5% or more of our share capital.

Name	Number of Class A ordinary shares beneficially owned	Number of Class B ordinary shares beneficially owned	Percentage Voting Power (1)
Melco International (2)	463,095,592	—	54.94%
New Cotai, LLC(3)	124,596,560	72,511,760	23.39%
The Silver Point Funds(4)	114,757,656	—	13.62%

(1)

Beneficial ownership is determined in accordance with Rule 13d-3 under the Exchange Act, and includes voting or investment power with respect to the securities. Percentage voting power represents percentage of voting interest of our Class A ordinary shares and Class B ordinary shares voting together as a single class. Class B ordinary share have no economic rights.

(2)

Represents 401,028,304 Class A ordinary shares and 15,330,000 ADSs (representing 61,320,000 Class A ordinary shares), constituting 60.02% of the outstanding Class A ordinary shares, held by MCO Cotai and 747,288 Class A ordinary shares, constituting 0.1% of the outstanding Class A ordinary shares, held by Melco International, among which include 118 ADSs (representing 472 Class A ordinary shares) held by an agent on its behalf. Mr. Lawrence Ho is the majority shareholder of Melco International, which is the sole shareholder of Melco Leisure and Entertainment Group Limited, or Melco Leisure, which is the majority shareholder of Melco Resorts, a publicly-traded company whose American depositary shares are listed on the Nasdaq Global Select Market. Melco Resorts is the sole shareholder of MCO Holdings Limited, or MCO Holdings, which is the sole shareholder of MCO Cotai. The registered address for each of MCO Cotai and MCO Holdings is Intertrust Corporate Services (Cayman) Limited, One Nexus Way, Camana Bay, Grand Cayman KY1-9005, Cayman Islands. The principal business address for Melco Resorts is 38th Floor, The Centrium, 60 Wyndham Street, Central, Hong Kong. The principal business address for Melco Leisure is c/o 38th Floor, The Centrium, 60 Wyndham Street, Central, Hong Kong. The principal business address for Mr. Lawrence Ho and Melco International is 38th Floor, The Centrium, 60 Wyndham Street, Central, Hong Kong.

(3)

Represents 72,511,760 Class B ordinary shares, constituting 100.0% of the outstanding Class B ordinary shares and, as of December 31, 2024, 31,149,140 ADS (representing 124,596,560 Class A ordinary shares), constituting 16.2% of the outstanding Class A ordinary shares, directly held by New Cotai, LLC. Subject to the terms of the exchange arrangements described in “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions — Pre-IPO Organizational Transactions,” New Cotai, subject to certain conditions, may exchange its Participation Interest for Class A ordinary shares. In connection with such exchange, the corresponding number of Class B ordinary shares will be canceled for no consideration. See “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions — Pre-IPO Organizational Transactions — Participation Agreement.” The number of Class A ordinary shares do not reflect the 72,511,760 of Class A ordinary shares issuable upon exchange by New Cotai of its Participation Interest. The business address of New Cotai is 2700 Patriot Boulevard, Suite 250, Glenview, Illinois 60026.

(4)

Represents 400 Class A ordinary shares and 28,689,314 ADSs (representing 114,757,256 Class A ordinary shares), constituting 14.9% of the outstanding Class A ordinary shares, held by Silver Point Capital Fund, L.P., Silver Point Capital Offshore Master Fund, L.P., Silver Point Distressed Opportunities Fund, L.P., Silver Point Distressed Opportunities Offshore Master Fund, L.P., Silver Point Distressed Opportunity Institutional Partners Master Fund (Offshore), L.P. and Silver Point Distressed Opportunity Institutional Partners, L.P., or the Silver Point Funds, as of September 30, 2024. Silver Point Capital, L.P. or its wholly owned subsidiaries are the investment manager of the Silver Point Funds and Silver Point Capital Management, LLC is the general partner of Silver Point Capital, L.P. The address of the principal business office of Silver Point Capital, L.P. is Two Greenwich Plaza, Greenwich, Connecticut 06830. Information regarding beneficial ownership is based on the information contained in the Schedule 13G/A filed by Silver Point Capital L.P. with the SEC on November 14, 2024.

Other than as provided in the table above, reports filed with or furnished to the SEC, public disclosure, including without limitation Schedule 13 filings, and this annual report, we are not aware of any significant change in the percentage ownership held by any major shareholder since January 1, 2022.

As of December 31, 2024, a total of 842,864,460 Class A ordinary shares and Class B ordinary shares were outstanding, of which 368,577,180 Class A ordinary shares were registered in the name of a nominee of Deutsche Bank Trust Company Americas, the depositary under the deposit agreement. Other than as described in this annual report, we have no further information as to shares held, or beneficially owned, by U.S. persons. Since the completion of our initial public offering in October 2018, all ordinary shares underlying the ADSs have been held in Hong Kong by the custodian, Deutsche Bank AG, Hong Kong Branch, on behalf of the depositary.

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

See “Item 4. Information on the Company — C. Organizational Structure” for our current corporate structure.

B. RELATED PARTY TRANSACTIONS

For a discussion of significant related party transactions we entered into during the years ended December 31, 2024, 2023 and 2022, see note 19 to the consolidated financial statements included elsewhere in this annual report.

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

In 2024, 2023 and 2022, revenue from casino contract were US$259.8 million, US$155.5 million and negative US$56.7 million, respectively. Revenue from casino contract is net of gaming taxes and the costs incurred in connection with the on-going operation of Studio City Casino which are deducted by the Gaming Operator. Total gaming taxes and the costs incurred in connection with the on-going operation of Studio City Casino deducted from gross gaming revenues were US$1.06 billion, US$756.9 million and US$227.9 million in 2024, 2023 and 2022, respectively.

Studio City Casino Agreement

On May 11, 2007, our subsidiary, Studio City Entertainment, and the Gaming Operator entered into a services and right to use agreement (as amended on June 15, 2012 and June 23, 2022, together with the reimbursement agreement of the same date and other agreements or arrangements entered into from time to time regarding the operation of Studio City Casino) pursuant to which the Gaming Operator operated Studio City Casino. The Studio City Casino Agreement set forth the terms and conditions for the operation of Studio City Casino by the Gaming Operator and the obligations of Studio City Entertainment in respect thereof.

Under the Studio City Casino Agreement, the Gaming Operator manages the day-to-day operations of the Studio City Casino, provides the necessary security and develops and implements all systems and controls necessary for Studio City Casino. The Gaming Operator also recruits all casino staff, including dealers, cashiers, security and surveillance personnel and managers. The Gaming Operator will deduct gaming taxes and costs incurred in connection with its operation of Studio City Casino. Such costs include the costs for utilization of any gaming tables for operation of the Studio City Casino above 26.4% of the Gaming Operator’s overall gaming tables allocated to the Gaming Operator by the Macau government. As the Gaming Operator was allocated 750 gaming tables by the Macau government, pursuant to the Studio City Casino Agreement, the Gaming Operator is permitted to deduct costs for the utilization of gaming tables for operation at the Studio City Casino which exceed 198 gaming tables provided such costs have been approved by the Company’s related party transactions policy. In addition, these costs include the costs for utilization of electronic gaming machines for operation at Studio City Casino above 552 electronic gaming machines which was the number of electronic gaming machines initially allocated by the Gaming Operator to Studio City Casino as a result of the Macau government’s allocation of 2,100 electronic gaming machines to the Gaming Operator under the Concession, provided such costs have also been approved by the Company’s related party transactions policy. Studio City Entertainment receives the residual gross gaming revenues and recognizes these amounts as our revenue from the Studio City Casino Agreement.

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

In July 2024, pursuant to a request we made under the Studio City Casino Agreement, the Gaming Operator allocated an additional 50 electronic gaming machines for operation at Studio City Casino, which allocation may be terminated upon 30 days’ written notice by either Studio City Entertainment or the Gaming Operator. In addition, pursuant to requests made under the Studio City Casino Agreement from time to time, the Gaming Operator currently allocates 61 mass gaming tables for operation at Studio City Casino, which such allocation may also be terminated upon 30 days’ written notice by either Studio City Entertainment or the Gaming Operator.

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

We are a holding company incorporated in the Cayman Islands. For our cash requirements, including any payment of dividends to our shareholders, we rely on dividends distributed by our subsidiaries in Macau, Hong Kong and the British Virgin Islands to MSC Cotai and MSC Cotai to us. The Macau regulations may restrict the ability of our Macau subsidiaries to pay dividends to us. For example, our Macau subsidiaries are subject to a Macau complementary tax of up to 12% on taxable income, as defined in the relevant tax laws. However, we were granted a Macau complementary tax exemption only through 2021 on profits generated from income received from the Gaming Operator, to the extent that such income results from gaming operations within Studio City Casino and has been subject to gaming tax. We continue to remain subject to Macau complementary tax on our non-gaming profits. See “Item 4. Information on the Company — B. Business Overview — Taxation.” Furthermore, regulations in Macau currently require our subsidiaries incorporated in Macau to set aside a minimum of 25% of the relevant entity’s profit after taxation to their legal reserve until the balance of the legal reserve reaches a level equivalent to 50% of its share capital and the legal reserve is not available for distribution to the shareholders of such subsidiaries. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Shares and ADSs — Because we do not expect to pay dividends in the foreseeable future, you must rely on price appreciation of our ADSs for return on your investment.”

In addition, the respective agreements governing our existing indebtedness including the agreement for the 2021 Studio City Senior Secured Credit Facility, the 2024 Studio City Senior Secured Credit Facility, the 2025 Notes, the 2027 Notes, the 2028 Notes and the 2029 Notes contain certain covenants that, subject to certain exceptions and conditions, restrict the payment of dividends by some of our subsidiaries. See “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources — Restrictions on Distributions.”

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

Following amendments to the Companies Act that became effective on August 31, 2022, the majority-in-number “headcount test” in relation to the approval of shareholders’ schemes of arrangement was abolished. Section 86(2A) of the Companies Act provides that, if 75% in value of the shareholders (or class of shareholders) of a Cayman Islands company agree to any compromise or arrangement, such compromise or arrangement shall, if sanctioned by the Cayman Court, be binding on all shareholders (or class of shareholders) of such company and on the company itself. Where a Cayman Islands company is in the course of being wound up, such compromise or arrangement would be binding on the liquidator and contributories of the company. In contrast, section 86(2) of the Companies Act continues to require (a) approval by a majority in number representing 75% in value; and (b) the sanction of the Grand Court of the Cayman Islands, in relation to any compromise or arrangement between a company and its creditors (or any class of them). At the initial directions hearing, the Cayman Islands court will make orders for (among other things) the convening of the meetings of creditors or shareholders (or classes of them, as applicable). While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

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

This discussion applies only to a United States Holder (as defined below) that holds ADSs as capital assets for United States federal income tax purposes (generally, property held for investment). The discussion neither addresses the tax consequences to any particular investor nor describes all of the tax consequences applicable to persons in special tax situations, such as:

•	banks and certain other financial institutions;

•	insurance companies;

•	regulated investment companies;

•	real estate investment trusts;

•	brokers or dealers in stocks and securities, or currencies;

•	persons who use or are required to use a mark-to-market method of accounting;

•	certain former citizens or residents of the United States subject to Section 877 of the United States Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”);

•	entities subject to the United States anti-inversion rules;

•	tax-exempt organizations and entities;

•	persons whose functional currency is other than the United States dollar;

•	persons holding ADSs as part of a straddle, hedging, conversion or integrated transaction;

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

•

a person subject to special tax accounting rules as a result of any item of gross income with respect to ADSs being taken into account in an “applicable financial statement” (as defined in the Internal Revenue Code).

Except as described below under “— Information with Respect to Foreign Financial Assets,” this discussion does not address any reporting obligations that may be applicable to persons holding ADSs through a bank, financial institution or other entity, or a branch thereof, located, organized or resident outside the United States.

If a partnership (including an entity or arrangement treated as a partnership for United States federal income tax purposes) holds the ADSs, the tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. A partnership or partner in a partnership holding ADSs should consult its own tax advisors regarding the United States federal income tax consequences of investing in and holding the ADSs.

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

•

a trust, if (i) a court within the United States is able to exercise primary jurisdiction over its administration and one or more “United States persons” have the authority to control all of its substantial decisions, or (ii) in the case of a trust that was treated as a domestic trust under the law in effect before 1997, a valid election is in place under applicable United States Treasury regulations to treat such trust as a domestic trust.

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

Dividends and Other Distributions on the ADSs

Subject to the PFIC rules discussed below, the gross amount of any distribution that we make to you with respect to the ADSs will be taxable as a dividend, to the extent paid out of our current or accumulated earnings and profits, as determined under United States federal income tax principles. Such income (including any withheld taxes) will be includable in your gross income on the day actually or constructively received by the depositary if you own ADSs. Because we do not intend to determine our earnings and profits on the basis of United States federal income tax principles, any distribution paid generally will be reported as a “dividend” for United States federal income tax purposes. Such dividends will not be eligible for the “dividends received” deduction allowed to qualifying corporations under the Internal Revenue Code.

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

Even if dividends were treated as paid by a qualified foreign corporation, a non-corporate United States Holder would not be eligible for reduced rates of taxation if either (i) it does not hold our ADSs for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date or (ii) the United States Holder elects to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Internal Revenue Code. In addition, the rate reduction will not apply to dividends of a qualified foreign corporation if the non-corporate United States Holder receiving the dividend is obligated to make related payments with respect to positions in substantially similar or related property.

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

Passive Foreign Investment Company

Based on the value of our assets and the composition of our income and assets, we do not believe we were a PFIC for our taxable year ended December 31, 2024. However, the determination of PFIC status involves extensive factual investigation, including ascertaining the fair market value of all of our assets on a quarterly basis and the character of each item of income that we earn, and is subject to uncertainty in several respects. Changes in the composition of our income or assets or the value of our assets may cause us to become a PFIC. The determination of the value of our assets may depend in part upon the value of our goodwill not reflected on our balance sheet (which may depend upon the market value of the ADSs and ordinary shares from time to time, which may be volatile). Accordingly, we cannot assure you that we will not be a PFIC for our current taxable year ending December 31, 2025 or for any future taxable year. Our United States tax counsel therefore expresses no opinion with respect to our PFIC status for any taxable year or our beliefs and expectations relating to such status set forth in this discussion.

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

If we were a PFIC for any taxable year during which you hold ADSs, then in lieu of being subject to the tax and interest-charge rules discussed above, you may make an election to include gain on our ADSs as ordinary income under a mark-to-market method, provided that our ADSs constitute “marketable stock.” Marketable stock is stock that is regularly traded on a qualified exchange or other market, as defined in applicable United States Treasury regulations. Our ADSs, but not our ordinary shares, are listed on the New York Stock Exchange, which is a qualified exchange or other market for these purposes.

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

In certain circumstances, a shareholder in a PFIC may avoid the adverse tax and interest-charge regime described above by making a “qualified electing fund” election to include in income its share of the corporation’s income on a current basis. However, you may make a qualified electing fund election with respect to the ADSs only if we agree to furnish you annually with a PFIC annual information statement as specified in the applicable United States Treasury regulations. There is no assurance that we will provide such information that would enable you to make a qualified electing fund election.

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

Information with Respect to Foreign Financial Assets

United States Holders who are individuals (and certain entities closely held by individuals) generally will be required to report our name, address and such information relating to an interest in the ADSs as is necessary to identify the class or issue of which the ADSs are a part. These requirements are subject to exceptions, including an exception for ADSs held in accounts maintained by certain financial institutions and an exception applicable if the aggregate value of all “specified foreign financial assets” (as defined in the Internal Revenue Code) does not exceed US$50,000.

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

Foreign Exchange Risk

Our exposure to foreign exchange rate risk is associated with the currency of our operations and the presentation of our consolidated financial statements in U.S. dollars. The majority of our revenues are denominated in H.K. dollars, since the H.K. dollar is the predominant currency used in Macau and is often used interchangeably with Patacas, while our expenses are denominated predominantly in Patacas and H.K. dollars. A significant portion of our indebtedness as a result of the 2025 Notes, 2027 Notes, 2028 Notes and 2029 Notes and the costs associated with servicing and repaying such debts are denominated in U.S. dollars. In addition, the 2021 Studio City Senior Secured Credit Facility and the 2024 Studio City Senior Secured Credit Facility, and the costs associated with servicing and repaying such debt, are denominated in H.K. dollars. The H.K. dollar is pegged to the U.S. dollar within a narrow range and the Pataca is in turn pegged to the H.K. dollar, and the exchange rates between these currencies have remained relatively stable over the past several years. However, we cannot assure you that the current peg or linkages between the U.S. dollar, H.K. dollar and Pataca will not be de-pegged, de-linked or modified and subjected to fluctuation as such exchange rates may be affected by, among other things, changes in political and economic conditions.

Major currencies in which our cash and bank balances (including restricted cash) were held as of December 31, 2024 included U.S. dollars, H.K. dollars and Patacas. Based on the cash and bank balances as of December 31, 2024, an assumed 1% change in the exchange rates between currencies other than U.S. dollars against the U.S. dollar would cause a maximum foreign transaction gain or loss of approximately US$0.7 million for the year ended December 31, 2024.

To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk.

Inflation Risk

We generated all of our revenues from our operations in Macau in 2024, 2023 and 2022. Inflation did not have a material impact on our results of operations. According to the Statistics and Census Services of the Macau government, inflation as measured by the consumer price index in Macau was 0.74%, 0.94% and 1.04% in 2024, 2023 and 2022, respectively. Although we have not been materially affected by inflation since our inception, we can provide no assurance that we will not be affected in the future by higher rates of inflation in Macau.

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

•

Fees and expenses incurred in connection with complying with exchange control regulations and other regulatory requirements applicable to Class A ordinary shares, deposited securities, ADSs and American Depositary Receipts (“ADRs”).

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

In 2024, we did not receive any fees or other payments from the depositary.

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

Our Company’s management assessed the effectiveness of our Company’s internal control over financial reporting as of December 31, 2024. In making this assessment, our Company’s management used the framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control — Integrated Framework (2013).

Based on this assessment, management concluded that, as of December 31, 2024, our Company’s internal control over financial reporting is effective based on the framework set forth by Committee of Sponsoring Organizations of the Treadway Commission in Internal Control — Integrated Framework (2013).

Our Company’s independent registered public accounting firm’s report on the effectiveness of our internal control over financial reporting appears under “Report of Independent Registered Public Accounting

Firm on Internal Control Over Financial Reporting” in their report appearing on pages F-5 to F-6 of this annual report on Form 20-F.

Changes in Internal Controls Over Financial Reporting

There were no changes in our Company’s internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the year ended December 31, 2024 that have materially affected, or are reasonably likely to materially affect, our Company’s internal control over financial reporting.

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

Our board has adopted a code of business conduct and ethics that applies to our directors, officers, employees and agents, including our property general manager, chief financial officer and any other persons who perform similar functions for us. The code of business conduct was last amended on December 5, 2024 to include additional clarification to highlight the importance of dealing with politically exposed persons. We have posted our current code of business conduct and ethics on our website at www.studiocity-macau.com. We intend to disclose future amendments to certain provisions of the code of business conduct and ethics, and waivers thereof granted to executive officers and directors, on the website within four business days following the date of the amendment or waiver. We hereby undertake to provide to any person without charge, a copy of our code of business conduct and ethics within ten working days after we receive such person’s written request.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by our principal external auditors, for the years indicated. We did not pay any other fees to our auditor during the years indicated below.

	Year Ended December 31,
	2024	2023
	(In thousands of US$)
Audit fees (1)	$542	$787
Audit-related fees (2)	92	122
Tax fees	—	—
All other fees	—	—

(1)	“Audit fees” means the aggregate fees in each of the fiscal years indicated for our calendar year audits.

(2)	“Audit-related fees” primarily include the aggregate fees for professional services provided in connection with other assurance services.

The policy of our audit and risk committee is to pre-approve all audit and non-audit services provided by our independent registered public accounting firm, including audit services, audit-related services, tax services and other services.

For the years ended December 31, 2024 and 2023, none of the total audit-related fees as described above were approved by our audit and risk committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

No purchase of equity security in the Company was made by or on behalf of the Company or any affiliated purchaser in the fiscal year ended December 31, 2024.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

See our report on Form 6-K furnished to the SEC on June 7, 2024 regarding the change in our certifying accountant from Ernst & Young LLP, Singapore to Deloitte & Touche LLP, located in Singapore, which is incorporated herein by reference.

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

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J.	INSIDER TRADING POLICIES
Our board of directors has adopted insider trading policies and procedures governing the purchase, sale, and other dispositions of our securities by our directors, officers, employees and other relevant persons reasonably designed to promote compliance with applicable insider trading laws, rules and regulations and the listing standards of the NYSE.
The Company’s Policy for the Prevention of Insider Trading is filed as Exhibit 11.1 to this annual report on Form

20-F.

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
Our cybersecurity risk management program includes:

•	risk assessments designed to help identify material cybersecurity risks to our critical systems, information, products, services, and our broader enterprise IT environment;

•	an information security team principally responsible for managing (1) our cybersecurity risk assessment processes, (2) our security controls, and (3) our response to cybersecurity incidents;

•	the use of external service providers, where appropriate, to assess, test or otherwise assist with aspects of our information security controls;

•	cybersecurity awareness training of our directors, senior management, employees and incident response personnel;

•	a cybersecurity incident response plan that includes procedures for responding to cybersecurity incidents; and

•	a third-party risk management process for service providers, suppliers, and vendors , including oversight and identification of cybersecurity risks.
We have not identified risks from known cybersecurity threats, including as a result of any prior cybersecurity incidents, that have materially affected us, including our operations, business strategy, results of operations, or financial condition. We face risks from cybersecurity threats that, if realized, are reasonably likely to materially affect us, including our operations, business strategy, results of operations, or financial condition. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Business — Information technology and other systems that we depend on are subject to cybersecurity risks, including disruptions to systems and operations, misappropriation of customer information, other breaches of information security or other cybercrimes, as well as regulatory and other risks” and “— Failure to protect the integrity and security of company staff, supplier and customer information and comply with cybersecurity, data privacy, data protection or any other laws and regulations related to data may materially and adversely affect our business, financial condition and results of operations, and/or result in damage to reputation and/or subject us to fines, penalties, lawsuits, restrictions on our use or transfer of data and other risks.”

1
49

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
The audit and risk committee reports to the full board regarding its activities, including those related to cybersecurity. The full board also receives briefings from management on our cyber risk management program. Board members receive presentations on cybersecurity topics from the chief information security officer of Melco Resorts and external experts as part of the board’s continuing education on topics that impact public companies.
Our cybersecurity risk management team, including the chief information security officer of Melco Resorts, is responsible for assessing and managing our material risks from cybersecurity threats. The team has primary responsibility for our overall cybersecurity risk management program and supervises both our internal cybersecurity personnel and our retained external cybersecurity consultants. Our cybersecurity risk management team’s experience includes previous work experience in senior cybersecurity and risk management roles in various industries including financial services and technology. Our cybersecurity risk management team also holds multiple security credentials such as Certified Information Systems Auditor, Certified Information Systems Security Professional, Certified Information Security Manager, ISO Lead Auditor Practitioner, and Certified in Risk and Systems Information Control certifications as well as various technology certifications. The team also engages leading cybersecurity and forensic incident response external service providers to provide extensive capability to run, review, challenge and advise on operational enhancements, and provide incident response capability during an incident, as required. Our cybersecurity risk management team, including the chief information security officer of Melco Resorts, provides services to us pursuant to the Management and Shared Services Arrangements.
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

ITEM 19.	EXHIBITS

Exhibit Number	Description of Document

1.1	Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated by reference to Exhibit 1.1 from our annual report on Form 20-F for the fiscal year ended December 31, 2018 (File No. 001-38699), filed with the SEC on March 29, 2019)

1.2	Memorandum and Articles of Association of MSC Cotai Limited (incorporated by reference to Exhibit 1.2 from our annual report on Form 20-F for the fiscal year ended December 31, 2018 (File No. 001-38699), filed with the SEC on March 29, 2019)

2.1	Form of Registrant’s Specimen American Depositary Receipt (included in Exhibit 2.3)

2.2	Registrant’s Specimen Certificate for Ordinary Shares (incorporated herein by reference to Exhibit 4.2 from our registration statement on Form F-1 (File No. 333-227232), as amended, initially filed with the SEC on September 7, 2018)

2.3†	Form of Deposit Agreement between the Registrant, the depositary and owners and holders of the ADSs

2.4	Amended and Restated Credit Agreement relating to HK$233 million revolving credit facility and HK$1 million term loan facility dated November 23, 2016, among Studio City Company Limited and certain of its subsidiaries and affiliates with Bank of China Limited, Macau Branch, among others (incorporated herein by reference to Exhibit 4.15 from our registration statement on Form F-1 (File No. 333-227232), as amended, initially filed with the SEC on September 7, 2018)

2.5	Amended and Restated Shareholders’ Agreement, among MCO Cotai Investments Limited, New Cotai, LLC, Melco Resorts & Entertainment Limited and the Registrant (incorporated by reference to Exhibit 2.12 from our annual report on Form 20-F for the fiscal year ended December 31, 2018 (File No. 001-38699), filed with the SEC on March 29, 2019)

2.6	Amended and Restated Registration Rights Agreement, between New Cotai, LLC and the Registrant (form of which is incorporated herein by reference to Exhibit 10.5 from our registration statement on Form F-1 (File No. 333-227232), as amended, initially filed with the SEC on September 7, 2018)

2.7	Indenture relating to 6.000% senior notes due 2025 and dated July 15, 2020, among Studio City Finance Limited, as issuer, the subsidiary guarantors parties thereto, and Deutsche Bank Trust Company Americas, as trustee (incorporated by reference to Exhibit 2.16 from our annual report on Form 20-F for the fiscal year ended December 31, 2020 (File No. 001-38699), filed with the SEC on March 31, 2021)

2.8	Indenture relating to 6.500% senior notes due 2028 and dated July 15, 2020, among Studio City Finance Limited, as issuer, the subsidiary guarantors parties thereto, and Deutsche Bank Trust Company Americas, as trustee (incorporated by reference to Exhibit 2.17 from our annual report on Form 20-F for the fiscal year ended December 31, 2020 (File No. 001-38699), filed with the SEC on March 31, 2021)

2.9	Indenture relating to 5.000% senior notes due 2029 and dated January 14, 2021, among Studio City Finance Limited, as issuer, the subsidiary guarantors parties thereto, and Deutsche Bank Trust Company Americas, as trustee (incorporated by reference to Exhibit 2.18 from our annual report on Form 20-F for the fiscal year ended December 31, 2020 (File No. 001-38699), filed with the SEC on March 31, 2021)

Exhibit Number	Description of Document

2.10	Amended and Restated Credit Agreement relating to HK$233 million revolving credit facility and HK$1 million term loan facility dated March 15, 2021, among Studio City Company Limited and certain of its subsidiaries and affiliates with Bank of China Limited, Macau Branch, among others (incorporated by reference to Exhibit 2.20 from our annual report on Form 20-F for the fiscal year ended December 31, 2020 (File No. 001-38699), filed with the SEC on March 31, 2021)

2.11	Indenture relating to 7.000% senior notes due 2027 and dated February 16, 2022, among Studio City Company Limited, as issuer, the guarantors parties thereto, and Deutsche Bank Trust Company Americas, as trustee (incorporated by reference to Exhibit 2.11 from our annual report on Form 20-F for the fiscal year ended December 31, 2021 (File No. 001-38699), filed with the SEC on March 31, 2022)

2.12	Supplemental Indenture relating to 7.000% senior notes due 2027 and dated February 16, 2022, among Studio City Company Limited, Industrial and Commercial Bank of China (Macau) Limited, as the security agent, DB Trustees (Hong Kong) Limited, as the intercreditor agent, and Deutsche Bank Trust Company Americas, as the trustee (incorporated by reference to Exhibit 2.12 from our annual report on Form 20-F for the fiscal year ended December 31, 2021 (File No. 001-38699), filed with the SEC on March 31, 2022)

2.13	Amendment and Restatement dated February 7, 2022 (in respect of the Intercreditor Agreement originally dated December 1, 2016) among Studio City Company Limited, the guarantors of the 7.000% senior secured notes due 2027, the lenders and agent for Studio City Company Limited’s HK$233 million revolving credit facility and HK$1 million term loan facility, the security agent and intercreditor agent named therein, among others (incorporated by reference to Exhibit 2.13 from our annual report on Form 20-F for the fiscal year ended December 31, 2021 (File No. 001-38699), filed with the SEC on March 31, 2022)

2.14	Description of Registrant’s Securities (incorporated herein by reference to Exhibit 2.14 from our annual report on Form 20-F for the fiscal year ended December 31, 2022 (File No. 001-38699), filed with the SEC on March 31, 2023)

2.15*	Credit Facilities Agreement, dated November 29, 2024, entered into between, among others, Studio City Investments Limited, as parent, Studio City Company Limited, as borrower, and Bank of China Limited, Macau Branch, as agent, and Industrial and Commercial Bank of China (Macau) Limited

2.16*	Guarantee by the Company, dated November 29, 2024, in relation to the 2024 Studio City Senior Secured Credit Facility

2.17*	Amended and Restated Credit Agreement relating to the HK$233 million revolving credit facility and HK$1 million term loan facility dated November 29, 2024, among Studio City Company Limited and certain of its subsidiaries and affiliates with Bank of China Limited, Macau Branch, among others

4.1	Form of Indemnification Agreement between the Registrant and each of its directors and executive officers (incorporated herein by reference to Exhibit 10.1 from our registration statement on Form F-1 (File No. 333-227232), as amended, initially filed with the SEC on September 7, 2018)

4.2	Form of Employment Agreement with the Executive Officers of the Registrant (incorporated herein by reference to Exhibit 10.2 from our registration statement on Form F-1 (File No. 333-227232), as amended, initially filed with the SEC on September 7, 2018)

4.3	Reimbursement Agreement dated June 15, 2012, between Studio City Entertainment Limited and Melco Resorts (Macau) Limited, which was formerly known as Melco Crown (Macau) Limited (incorporated herein by reference to Exhibit 10.8 from our registration statement on Form F-1 (File No. 333-227232), as amended, initially filed with the SEC on September 7, 2018)

Exhibit Number	Description of Document

4.4	Services and Right to Use Direct Agreement dated November 26, 2013, among Studio City Company Limited as borrower, Melco Resorts (Macau) Limited, which was formerly known as Melco Crown (Macau) Limited, Studio City Holdings Five Limited, Industrial and Commercial Bank of China (Macau) Limited as security agent and POA agent and Deutsche Bank AG, Hong Kong Branch as agent, among others (incorporated herein by reference to Exhibit 10.9 from our registration statement on Form F-1 (File No. 333-227232), as amended, initially filed with the SEC on September 7, 2018)

4.5	Master Services Agreement dated December 21, 2015, among Studio City Entertainment Limited, Melco Resorts (Macau) Limited, which was formerly known as Melco Crown (Macau) Limited, and other subsidiaries and affiliates of the Registrant (incorporated herein by reference to Exhibit 10.10 from our registration statement on Form F-1 (File No. 333-227232), as amended, initially filed with the SEC on September 7, 2018)

4.6	Work Agreement No. 1 dated December 21, 2015, related to sale and purchase of certain property, plant and equipment and inventory and supplies among Studio City Entertainment Limited and other subsidiaries and affiliates of the Registrant (incorporated herein by reference to Exhibit 10.11 from our registration statement on Form F-1 (File No. 333-227232), as amended, initially filed with the SEC on September 7, 2018)

4.7	Work Agreement No. 2 dated December 21, 2015, related to corporate services among Studio City Entertainment Limited and other subsidiaries and affiliates of the Registrant (incorporated herein by reference to Exhibit 10.12 from our registration statement on Form F-1 (File No. 333-227232), as amended, initially filed with the SEC on September 7, 2018)

4.8	Work Agreement No. 3 dated December 21, 2015, related to certain pay-as-used charges among Studio City Entertainment Limited and other subsidiaries and affiliates of the Registrant (incorporated herein by reference to Exhibit 10.13 from our registration statement on Form F-1 (File No. 333-227232), as amended, initially filed with the SEC on September 7, 2018)

4.9	Work Agreement No. 4 dated December 21, 2015, related to operational and property sharing services among Studio City Entertainment Limited and other subsidiaries and affiliates of the Registrant (incorporated herein by reference to Exhibit 10.14 from our registration statement on Form F-1 (File No. 333-227232), as amended, initially filed with the SEC on September 7, 2018)

4.10	Work Agreement No. 5 dated December 21, 2015, related to limousine transportation services among Studio City Hotels Limited and other subsidiaries and affiliates of the Registrant (incorporated herein by reference to Exhibit 10.15 from our registration statement on Form F-1 (File No. 333-227232), as amended, initially filed with the SEC on September 7, 2018)

4.11	Work Agreement No. 6 dated December 21, 2015, related to aviation services among Studio City Entertainment Limited and other subsidiaries and affiliates of the Registrant (incorporated herein by reference to Exhibit 10.16 from our registration statement on Form F-1 (File No. 333-227232), as amended, initially filed with the SEC on September 7, 2018)

4.12	Work Agreement No. 7 dated December 21, 2015, related to collection and payment services among Studio City Entertainment Limited and other subsidiaries and affiliates of the Registrant (incorporated herein by reference to Exhibit 10.17 from our registration statement on Form F-1 (File No. 333-227232), as amended, initially filed with the SEC on September 7, 2018)

4.13	Work Agreement No. 8 dated December 21, 2015, related to limousine transportation services among Studio City Hotels Limited and other subsidiaries and affiliates of the Registrant (incorporated herein by reference to Exhibit 10.18 from our registration statement on Form F-1 (File No. 333-227232), as amended, initially filed with the SEC on September 7, 2018)

Exhibit Number	Description of Document

4.14	English Translation of the Order of Secretary for Public Works and Transportation published in Macau Official Gazette No. 100/2001 dated October 9, 2001, in relation to the Studio City Land Concession (incorporated herein by reference to Exhibit 10.19 from our registration statement on Form F-1 (File No. 333-227232), as amended, initially filed with the SEC on September 7, 2018)

4.15	English Translation of the amended Order of Secretary for Public Works and Transportation published in Macau Official Gazette No. 31/2012 dated July 19, 2012, in relation to the Studio City Land Concession (incorporated herein by reference to Exhibit 10.20 from our registration statement on Form F-1 (File No. 333-227232), as amended, initially filed with the SEC on September 7, 2018)

4.16	English Translation of the amended Order of Secretary for Public Works and Transportation published in Macau Official Gazette No. 92/2015 dated September 10, 2015, in relation to the Studio City Land Concession (incorporated herein by reference to Exhibit 10.21 from our registration statement on Form F-1 (File No. 333-227232), as amended, initially filed with the SEC on September 7, 2018)

4.17	Participation Agreement among MSC Cotai Limited, New Cotai, LLC and the Registrant (form of which is incorporated herein by reference to Exhibit 10.22 from our registration statement on Form F-1 (File No. 333-227232), as amended, initially filed with the SEC on September 7, 2018)

4.18	Implementation Agreement among MCO Cotai Investments Limited, New Cotai, LLC, Melco Resorts & Entertainment Limited and the Registrant (form of which is incorporated herein by reference to Exhibit 10.23 from our registration statement on Form F-1 (File No. 333-227232), as amended, initially filed with the SEC on September 7, 2018)

4.19	Studio City Casino Agreement by and among Studio City Entertainment Limited and Melco Resorts (Macau) Limited, dated June 23, 2022 (incorporated by reference to Exhibit 4.19 from our annual report on Form 20-F for the fiscal year ended December 31, 2022 (File No. 001-38699), filed with the SEC on March 31, 2023)

4.20	Extension Agreement to Master Services Agreement and Work Agreements, dated March 30, 2023 (incorporated by reference to Exhibit 4.20 from our annual report on Form 20-F for the fiscal year ended December 31, 2022 (File no. 001-38699), filed with the SEC on March 31, 2023)

8.1*	List of Significant Subsidiaries

11.1*	Insider Trading Policy

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Deloitte & Touche LLP

15.2*	Consent of Ernst & Young LLP, Singapore

97.1	Compensation Recovery Policy (incorporated by reference to Exhibit 97.1 from our annual report on Form 20-F for the fiscal year ended December 31, 2023 (File no. 001-38699), filed with the SEC on March 22, 2024)

101.INS*	Inline XBRL Instance Document

101.SCH*	Inline XBRL Taxonomy Extension Schema Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

Exhibit Number	Description of Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Furnished with this annual report on Form 20-F.

†	Previously filed with the Registration Statement on Form F-6 (File No. 333-227759), dated October 9, 2018, and incorporated herein by reference.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

STUDIO CITY INTERNATIONAL HOLDINGS LIMITED

Date: March 21, 2025	By:	/s/ Kevin Richard Benning
Name: Kevin Richard Benning
Title: Property General Manager

STUDIO CITY INTERNATIONAL HOLDINGS LIMITED
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022

Page

Reports of Independent Registered Public Accounting Firm (PCAOB ID: 1046 and 1247)	F-2

Consolidated Balance Sheets as of December 31, 2024 and 2023	F-7

Consolidated Statements of Operations for the Years Ended December 31, 2024, 2023 and 2022	F-9

Consolidated Statements of Comprehensive Loss for the Years Ended December 31, 2024, 2023 and 2022	F-11

Consolidated Statements of Equity for the Years Ended December 31, 2024, 2023 and 2022	F-12

Consolidated Statements of Cash Flows for the Years Ended December 31, 2024, 2023 and 2022	F-13

Notes to Consolidated Financial Statements for the Years Ended December 31, 2024, 2023 and 2022	F-15

Schedule 1 – Studio City International Holdings Limited Condensed Financial Statements as of December 31, 2024 and 2023 and for the Years Ended December 31, 2024, 2023 and 2022	F-45

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the shareholders and the Board of Directors of Studio City International Holdings Limited
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheet of Studio City International Holdings Limited (the “Company”) as of December 31, 2024, the related consolidated statements of operations, comprehensive loss, equity and cash flows, for the year ended December 31, 2024 and the related notes and the financial statement schedule included in Schedule 1 (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for the year ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2024, based on criteria established in
Internal Control — Integrated Framework (2013)
issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 21, 2025, expressed an unqualified opinion on the Company’s internal control over financial reporting.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provide a reasonable basis for our opinion.
Critical Audit Matter
The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Impairment of Long-lived Assets — Refer to Notes 5, 7 and 8 to the financial statements
Critical Audit Matter Description
The property and equipment and other long-lived assets balance (“long-lived assets”), comprising property and equipment, land-use right assets, right-of-use assets and other long-term assets, was $2,802.6 million as of December 31, 2024, of which all are allocated to the Studio City reporting unit. The Company’s evaluation of Studio City’s long-lived assets for impairment involves an initial assessment of the assets to determine whether events or changes in circumstances exist that may indicate that the carrying amounts of the assets are no longer recoverable. Possible indications of impairment may include events or changes in circumstances affecting future cash flows of the assets, including those impacting future revenue growth rates, future market conditions and gross margin. When events or changes in circumstances exist, the Company evaluates its assets for impairment by comparing undiscounted future cash flows expected to be generated over the life of the assets to the carrying amount. If the carrying amount of an asset exceeds the undiscounted future cash flows, an analysis is performed to determine the fair value of the asset.
The Company makes significant assumptions to evaluate assets for possible indications of impairment, including future revenue growth rates and cost inflation. Changes in these assumptions could have a significant impact on the assets identified for further analysis. For the year ended December 31, 2024, no impairment loss has been recognized on long-lived assets.
Given the Company’s evaluation of possible indications of impairment of long-lived assets requires management to make significant assumptions, performing audit procedures to evaluate whether management appropriately identified events or changes in circumstances indicating that the carrying amounts of the assets may not be recoverable required a high degree of auditor judgment.
How the Critical Audit Matter Was Addressed in the Audit
Our audit procedures related to the assessment of long-lived assets for possible indications of impairment and our procedures related to the estimate of future cash flows, and the determination of fair value for those assets with impairment indicators included the following, among others:

•
We tested the effectiveness of controls over management’s asset impairment evaluation for Studio City, such as controls related to management’s forecasts of future cash flows, determination and review of future revenue growth rate and gross margin;

•	We evaluated management’s ability to accurately forecast future cash flows by performing retrospective analyses of management’s historical forecasts by comparing to the actual results;

•
We challenged and evaluated the assumptions and estimates included in the forecast by evaluating reasonableness of management’s forecast of future cash flows, including determination of future revenue growth rate and gross margin through inquiry with management and by comparing the forecasts to (1) the historical operating results, (2) internal communications to management and the board of directors, (3) external communications made by management to analysts and investors, (4) industry reports containing analyses of the Company and its competitors, and (5) evidence obtained in other areas of the audit; and

•	We tested the mathematical accuracy of the calculation.
/s/ Deloitte & Touche LLP
Singapore
March 21, 2025
We have served as the Company’s auditor since 2024.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and the Board of Directors of Studio City International Holdings Limited
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheet of Studio City International Holdings Limited (the Company) as of December 31, 2023, and the related consolidated statements of operations, comprehensive loss, equity and cash flows for each of the two years in the period ended December 31, 2023, and the related notes and financial statement schedule included in Schedule 1 (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2023, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2023, in conformity with U.S. generally accepted accounting principles.
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
/s/ Ernst & Young LLP
We served as the Company’s auditor from 2022 to 2024.
Singapore
March 22, 2024, except for Note 20, as to which the date is March 21, 2025

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the shareholders and the Board of Directors of Studio City International Holdings Limited
Opinion on Internal Control over Financial Reporting
We have audited the internal control over financial reporting of Studio City International Holdings Limited (the “Company”) as of December 31, 2024, based on criteria established in

Internal Control — Integrated Framework

(2013)

issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in

Internal Control — Integrated Framework (2013)

issued by COSO.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2024, of the Company and our report dated March 21, 2025, expressed an unqualified opinion on those financial statements.
Basis for Opinion
The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
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

/s/ Deloitte & Touche LLP
Singapore
March 2
1
, 202
5

STUDIO CITY INTERNATIONAL HOLDINGS LIMITED
CONSOLIDATED BALANCE SHEETS
(In thousands, except share and per share data)

	December 31,
	2024	2023
ASSETS
Current assets:
Cash and cash equivalents	$127,634	$228,040
Accounts receivable, net of allowances for credit losses of $11 and $10	1,976	2,281
Receivables from affiliated companies	309	40,969
Inventories	7,306	5,763
Prepaid expenses and other current assets	29,140	38,997

Total current assets	166,365	316,050

Property and equipment, net	2,652,169	2,775,806
Intangible assets, net	—	5
Long-term prepayments, deposits and other assets	52,504	27,787
Restricted cash	130	130
Operating lease right-of-use assets	11,647	11,619
Land use right, net	102,629	105,304

Total assets	$2,985,444	$3,236,701

LIABILITIES, SHAREHOLDERS’ EQUITY AND PARTICIPATION INTEREST
Current liabilities:
Accounts payable	$3,285	$2,454
Accrued expenses and other current liabilities	118,117	135,514
Income tax payable	7,626	10
Current portion of long-term debt, net	21,597	—
Payables to affiliated companie s	30,131	18,799

Total current liabilities	180,756	156,777

Long-term debt, net	2,141,750	2,335,173
Other long-term liabilities	4,115	3,209
Deferred tax liabilities, net	77	309
Operating lease liabilities, non-current	12,227	12,250

Total liabilities	$2,338,925	$2,507,718

Commitments and contingencies (Note 18)

F-
7

STUDIO CITY INTERNATIONAL HOLDINGS LIMITED
CONSOLIDATED BALANCE SHEETS
 - continued
(In thousands, except share and per share data)

	December 31,
	2024	2023
Shareholders’ equity and participation interest:
Class A ordinary shares, par value $0.0001; 1,927,488,240 shares authorized; 770,352,700 shares issued and outstanding	$77	$77
Class B ordinary shares, par value $0.0001; 72,511,760 shares authorized; 72,511,760 shares issued and outstanding	7	7
Additional paid-in capital	2,477,359	2,477,359
Accumulated other comprehensive income (losses)	8,701	(12,656)
Accumulated losses	(1,895,409)	(1,798,683)

Total shareholders’ equity	590,735	666,104

Participation interest	55,784	62,879

Total shareholders’ equity and participation interest	646,519	728,983

Total liabilities, shareholders’ equity and participation interest	$2,985,444	$3,236,701

The accompanying notes are an integral part of these consolidated financial statements.

F-
8

STUDIO CITY INTERNATIONAL HOLDINGS LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except share and per share data)

	Year Ended December 31,
	2024	2023	2022
Operating revenues:
Revenue from casino contract with a related party	$259,842	$155,527	$(56,665)
Rooms (including revenues from related parties of $98,555, $72,925 and $13,088 for the years ended December 31, 2024, 2023 and 2022, respectively)	160,721	111,733	17,915
Food and beverage (including revenues from related parties of $55,678, $38,513 and $11,951 for the years ended December 31, 2024, 2023 and 2022, respectively)	89,660	62,426	17,489
Entertainment (including revenues from related parties of $25,703, $39,715 and $499 for the years ended December 31, 2024, 2023 and 2022, respectively)	47,533	61,777	1,649
Services fee from related parties	59,529	40,473	21,889
Mall	18,289	10,744	7,189
Retail and other	3,571	2,858	2,082

Total operating revenues	639,145	445,538	11,548

Operating costs and expenses:
Costs related to casino contract (including costs to related parties of $32,299, $27,295 and $28,740 for the years ended December 31, 2024, 2023 and 2022, respectively)	(34,704)	(28,847)	(29,871)
Rooms (including costs to related parties of $27,149, $16,798 and $7,277 for the years ended December 31, 2024, 2023 and 2022, respectively)	(51,614)	(28,280)	(11,119)
Food and beverage (including costs to related parties of $36,924, $25,520 and $15,501 for the years ended December 31, 2024, 2023 and 2022, respectively)	(80,081)	(54,741)	(24,403)
Entertainment (including costs to related parties of $9,051, $11,922 and $2,061 for the years ended December 31, 2024, 2023 and 2022, respectively)	(46,500)	(53,056)	(2,253)
Mall (including costs to related parties of $2,158, $1,797 and $1,588 for the years ended December 31, 2024, 2023 and 2022, respectively)	(7,336)	(4,212)	(4,115)
Retail and other (including costs to related parties of $1,961, $1,621 and $1,005 for the years ended December 31, 2024, 2023 and 2022, respectively)	(2,306)	(1,986)	(1,200)
General and administrative (including expenses to related parties of $70,472, $52,299 and $44,005 for the years ended December 31, 2024, 2023 and 2022, respectively)	(171,271)	(115,203)	(79,785)
Pre-opening costs (including expenses to related parties of $91, $7,533 and $1,975 for the years ended December 31, 2024, 2023 and 2022, respectively)	(807)	(17,451)	(3,263)
Amortization of land use right	(3,314)	(3,302)	(3,300)
Depreciation and amortization	(201,746)	(166,095)	(123,656)
Property charges and other (including expenses to related parties of nil, $1,071 and $5,622 for the years ended December 31, 2024, 2023 and 2022, respectively)	(1,318)	(1,407)	(5,799)

Total operating costs and expenses	(600,997)	(474,580)	(288,764)

Operating income (loss)	$38,148	$(29,042)	$(277,216)

F-
9

STUDIO CITY INTERNATIONAL HOLDINGS LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS

-
continued
(In thousands, except share and per share data)

	Year Ended December 31,
	2024	2023	2022
Non-operating income (expenses):
Interest income	$4,059	$10,675	$6,427
Interest expense, net of amounts capitalized	(133,594)	(129,567)	(92,358)
Other financing costs	(592)	(417)	(417)
Foreign exchange (losses) gains, net	(5,500)	642	2,390
Other (expenses) income, net	—	(67)	249
(Loss) gain on extinguishment of debt	(1,000)	1,611	—

Total non-operating expenses, net	(136,627)	(117,123)	(83,709)

Loss before income tax	(98,479)	(146,165)	(360,925)
Income tax (expense) benefit	(7,352)	81	(382)

Net loss	(105,831)	(146,084)	(361,307)
Net loss attributable to participation interest	9,105	12,567	34,856

Net loss attributable to Studio City International Holdings Limited	$(96,726)	$(133,517)	$(326,451)

Net loss attributable to Studio City International Holdings Limited per Class A ordinary share:
Basic	$(0.126)	$(0.173)	$(0.459)

Diluted	$(0.126)	$(0.173)	$(0.461)

Weighted average Class A ordinary shares outstanding used in net loss attributable to Studio City International Holdings Limited per Class A ordinary share calculation:
Basic	770,352,700	770,352,700	710,582,947

Diluted	770,352,700	770,352,700	783,094,707

The accompanying notes are an integral part of these consolidated financial statements.

F-
10

STUDIO CITY INTERNATIONAL HOLDINGS LIMITED
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(In thousands)

	Year Ended December 31,
	2024	2023	2022
Net loss	$(105,831)	$(146,084)	$(361,307)
Other comprehensive income (loss):
Foreign currency translation adjustments	23,367	(1,078)	(5,890)

Other comprehensive income (loss)	23,367	(1,078)	(5,890)

Total comprehensive loss	(82,464)	(147,162)	(367,197)
Comprehensive loss attributable to participation interest	7,095	12,660	35,211

Comprehensive loss attributable to Studio City International Holdings Limited	$(75,369)	$(134,502)	$(331,986)

The accompanying notes are an integral part of these consolidated financial statements.

F-
11

STUDIO CITY INTERNATIONAL HOLDINGS LIMITED
CONSOLIDATED STATEMENTS OF EQUITY
(In thousands, except share and per share data)

	Studio City International Holdings Limited Shareholders’ Equity
	Class A Ordinary Shares		Class B Ordinary Shares		Additional Paid-in Capital	Accumulated Other Comprehensive (Losses) Income	Accumulated Losses	Participation Interest	Total Equity
	Shares	Amount	Shares	Amount
Balance at January 1, 2022	370,352,700	$37	72,511,760	$7	$2,134,227	$(6,136)	$(1,338,715)	$154,763	$944,183
Net loss	—	—	—	—	—	—	(326,451)	(34,856)	(361,307)
Foreign currency translation adjustments	—	—	—	—	—	(5,535)	—	(355)	(5,890)
Shares issued, net of offering expenses	400,000,000	40	—	—	299,119	—	—	—	299,159
Change in Participation Interest resulting from 2022 Private Placements (as described in Note 13)	—	—	—	—	44,013	—	—	(44,013)	—

Balance at December 31, 2022	770,352,700	77	72,511,760	7	2,477,359	(11,671)	(1,665,166)	75,539	876,145
Net loss	—	—	—	—	—	—	(133,517)	(12,567)	(146,084)
Foreign currency translation adjustments	—	—	—	—	—	(985)	—	(93)	(1,078)

Balance at December 31, 2023	770,352,700	77	72,511,760	7	2,477,359	(12,656)	(1,798,683)	62,879	728,983
Net loss	—	—	—	—	—	—	(96,726)	(9,105)	(105,831)
Foreign currency translation adjustments	—	—	—	—	—	21,357	—	2,010	23,367

Balance at December 31, 2024	770,352,700	$77	72,511,760	$7	$2,477,359	$8,701	$(1,895,409)	$55,784	$646,519

The accompanying notes are an integral part of these consolidated financial statements.

F-1
2

STUDIO CITY INTERNATIONAL HOLDINGS LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Year Ended December 31,
	2024	2023	2022
Cash flows from operating activities:
Net loss	$(105,831)	$(146,084)	$(361,307)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	205,060	169,397	126,956
Amortization of deferred financing costs and original issue premiums	3,328	2,857	1,404
Loss on disposal of property and equipment and other long-term assets	879	541	134
Provision for (reversal of) credit losses	162	(581)	481
Loss (gain) on extinguishment of debt	1,000	(1,611)	—
Changes in operating assets and liabilities:
Accounts receivable	318	(2,028)	(16)
Receivables from affiliated companies	40,825	(40,649)	15,454
Inventories, prepaid expenses and other	8,431	(339)	4,070
Long-term prepayments, deposits and other	9,942	19,335	(5,678)
Accounts payable, accrued expenses and other	13,633	40,658	10,876
Payables to affiliated companies	11,266	(61,376)	27,967
Other long-term liabilities	886	986	884

Net cash provided by (used in) operating activities	189,899	(18,894)	(178,775)

Cash flows from investing activities:
Acquisition of property and equipment	(86,756)	(156,824)	(452,126)
Payments to an affiliated company for other long-term assets	(31,305)	(5,530)	—
Proceeds from sale of property and equipment	9,600	814	9
Funds to an affiliated company	—	—	(1,278)

Net cash used in investing activities	(108,461)	(161,540)	(453,395)

Cash flows from financing activities:
Repayments of long-term debt	(175,378)	(100,372)	—
Payments of financing costs	(7,885)	(530)	(6,050)
Net proceeds from issuance of shares	—	—	299,159
Proceeds from long-term debt	—	—	350,000

Net cash (used in) provided by financing activities	(183,263)	(100,902)	643,109

Effect of exchange rate on cash, cash equivalents and restricted cash	1,419	(147)	(705)

(Decrease) increase in cash, cash equivalents and restricted cash	(100,406)	(281,483)	10,234
Cash, cash equivalents and restricted cash at beginning of year	228,170	509,653	499,419

Cash, cash equivalents and restricted cash at end of year	$127,764	$228,170	$509,653

F-1
3

STUDIO CITY INTERNATIONAL HOLDINGS LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
 - continued
(In thousands)

	Year Ended December 31,
	2024	2023	2022
Supplemental cash flow disclosures:
Cash paid for interest, net of amounts capitalized	$(134,951)	$(113,419)	$(87,892)
Cash paid for amounts included in the measurement of lease liabilities - operating cash flows from operating leases	$(677)	$(673)	$(726)
Repayments of long-term debt to a director of SCIH	$(30,000)	$—	$—
Proceeds on sale of property and equipment from affiliated companies	$9,600	$809	$4
Non-cash disclosures:
Change in operating lease right-of-use assets and lease liabilities arising from lease modification	$3	$(1,456)	$(1,343)
Change in accrued expenses and other current liabilities and other long-term liabilities related to acquisition of property and equipment	$18,290	$11,600	$100,394
Change in receivables from/payables to affiliated companies related to addition of property and equipment and other long-term assets	$394	$432	$3,819
Financing costs included in accrued expenses and other current liabilities	$1,431	$125	$5

The accompanying notes are an integral part of these consolidated financial statements.

F-1
4

STUDIO CITY INTERNATIONAL HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data)

1.	ORGANIZATION AND BUSINESS
Company Information
Studio City International Holdings Limited (“SCIH”) is an exempted company with limited liability registered by way of continuation in the Cayman Islands and its American depositary shares (“ADSs”) are listed on the New York Stock Exchange under the symbol “MSC” in the United States of America (the “U.S.”).
SCIH together with its subsidiaries (collectively referred to as the “Company”) currently operates the non-gaming operations
of Studio City, a cinematically-themed integrated resort in Cotai, the Macau Special Administrative Region of the People’s Republic of China (“Macau”), and provides services pursuant to a casino contract to Melco Resorts (Macau) Limited (“MRM”), a subsidiary of Melco Resorts & Entertainment Limited (“Melco”), which holds the gaming concession in Macau, for the operations of the gaming area at Studio City (“Studio City Casino”). Melco’s ADSs are listed on the Nasdaq Global Select Market in the U.S.
SCIH authorized two classes of ordinary shares, the Class A ordinary shares and the Class B ordinary shares, in each case with a par value of $0.0001 each. The Class A ordinary share and Class B ordinary share have the same rights, except that holders of the Class B ordinary shares do not have any right to receive dividends or distributions upon the liquidation or winding up of SCIH or to otherwise share in profits and surplus assets. MCO Cotai Investments Limited, a subsidiary of Melco, through its ownership of the Class A ordinary shares, is the controlling shareholder of SCIH. New Cotai, LLC (“New Cotai”), a private company organized in the U.S., is the holder of all outstanding Class B ordinary shares which have only voting and no economic rights. New Cotai has a non-voting,
non-shareholding
economic participation interest (“Participation Interest”) in MSC Cotai Limited (“MSC Cotai”), a subsidiary of SCIH, which entitles New Cotai to receive from MSC Cotai an amount equal to a certain percentage of the amount of any distribution, dividend or other consideration paid by MSC Cotai to SCIH, subject to adjustments, exceptions and conditions as set out in the participation agreement (the “Participation Agreement”) entered into by MSC Cotai, New Cotai and SCIH in 2018 (the “MSC Cotai’s Distribution”). The Participation Agreement also provides that New Cotai is entitled to exchange all or a portion of its Participation Interest for a number of Class A ordinary shares subject to adjustments, exceptions and conditions as set out in the Participation Agreement and a proportionate number of Class B ordinary shares will be deemed surrendered and automatically cancelled for no consideration as set out in the Participation Agreement when New Cotai exchanges all or a portion of the Participation Interest for Class A ordinary shares. As of December 31, 2024 and 2023, the Participation Interest entitled New Cotai to receive from MSC Cotai an amount equal to approximately 9.4% of the MSC Cotai’s Distribution in each of those years.
Melco International Development Limited (“Melco International”), a company listed in the Hong Kong Special Administrative Region of the People’s Republic of China (“Hong Kong”), is the single largest shareholder of Melco.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of Presentation and Principles of Consolidation
On December 16, 2022, the Macau government awarded a
ten-year
concession to operate games of fortune and chance in casinos in Macau (the “Concession”) to MRM. The term of the Concession commenced on January 1, 2023 and ends on December 31, 2032. Under the Concession, MRM is

F-1
5

STUDIO CITY INTERNATIONAL HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(a)	Basis of Presentation and Principles of Consolidation - continued

authorized to operate the Studio City Casino. On December 31, 2022, the previous gaming subconcession contract of MRM to operate its gaming business in Macau expired, which coincided with the extended expiration date of all other concessions and subconcessions in Macau.
On June 23, 2022, MRM and Studio City Entertainment Limited (“SCE”), a subsidiary of SCIH, amended a services and right to use agreement dated May 11, 2007, as amended, together with related agreements (the “Studio City Casino Agreement”) to align such agreement with the enacted amendments to the Macau gaming law. Under the Studio City Casino Agreement, MRM agreed to operate the Studio City Casino since the Company does not hold a gaming concession in Macau. In addition, certain conditions imposed by the Macau government relating to the previous agreement, including in relation to shareholding requirements for certain direct and indirect shareholders of SCE, were no longer applicable. MRM deducts gaming taxes and the costs incurred in connection with its operations from Studio City Casino’s gross gaming revenues. The residual gross gaming revenues which the Company receives as revenue is captioned as revenue from casino contract.
In December 2015, SCIH and certain of its subsidiaries entered into a master services agreement; and certain of its subsidiaries entered into related work agreements (collectively, the “Management and Shared Services Arrangements”) with certain of Melco’s subsidiaries with respect to services provided to and from Studio City, which expired in June 2022 and were extended to December 31, 2032 in March 2023.
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
The accompanying consolidated financial statements have b
een
prepared in conformity with U.S. generally accepted accounting principles (“U.S. GAAP”).
The accompanying consolidated financial statements include the accounts of SCIH and its subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation.

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

and liabilities, revenues and expenses and related disclosures of contingent assets and liabilities. Estimates are used for, but not limited to, inputs into Company’s estimate allowances for deferred tax assets and credit losses, useful lives and recoverability of long-lived assets and intangible assets, litigation and contingency estimates. These estimates and judgments are based on historical information, information that is currently available to the Company and on various other assumptions that the Company believes to be reasonable under the circumstances. Accordingly, actual results could differ from those estimates.

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
The current portion of restricted cash, if any, represents cash deposited into bank accounts which are restricted as to withdrawal and use and the Company expects these funds will be released or utilized in accordance with the terms of the respective agreements within the next twelve months, while the non-current
portion of restricted cash represents funds that will not be released or utilized within the next twelve months. Restricted cash mainly represents collateral bank accounts associated with borrowings under the credit facilities.

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
Management believes that as of December 31, 2024 and 2023, no significant concentrations of credit risk existed for which an allowance had not already been recorded.

(g)	Inventories
Inventories consist of retail m
erch
andise, food and beverage items and certain operating supplies, which are stated at the lower of cost or net realizable value. Cost is calculated using the weighted average method.

F-1
7

STUDIO CITY INTERNATIONAL HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(h)	Prepaid Expenses and Other Current Assets
Prepaid expenses and other current assets represent current assets that are typically used up or expire within the normal operating cycle of the Company. The prepaid expenses as of December 31, 2024 and 2023 were $25,874 and $35,432, respectively, and the other current assets as of December 31, 2024 and 2023 were $3,266 and $3,565, respectively.

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
During the construction and development stage of Studio City, direct and incremental costs related to the design and construction, including costs under construction contracts, duties and tariffs, equipment installations, shipping costs, payroll and payroll-benefit related costs, applicable portions of interest, including amortization of deferred financing costs, are capitalized in property and equipment. The capitalization of such costs begins when the construction and development of a project starts and ceases once the construction is substantially completed or development activities are substantially suspended.
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
Interest, including amortization of deferred financing costs, associated with major development and construction projects is capitalized and included in the cost of the projects. The capitalization of interest ceases when the project is substantially completed or the development activities are substantially suspended. The amount to be capitalized is determined by applying the weighted average interest rate of the Company’s outstanding borrowings to the average amount of accumulated qualifying capital expenditures for assets under construction during the year. Total interest expense incurred amounted to $
133,594
, $
144,806
and $
141,977
, of which nil, $
15,239
and $
49,619
were capitalized during the years ended December 31, 2024, 2023 and 2022, respectively.

(k)	Other Long-term Assets
Before the amendment of the Studio City Casino Agreement on June 23, 2022, other long-term assets, net represents the payments for the future economic benefits of certain property and equipment for the operation of Studio City Casino (the “Studio City Gaming Assets”), transferred from MRM to the Company, less subsequent accumulated amortization and accumulated impairment, if any. After the

F-1
8

STUDIO CITY INTERNATIONAL HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(k)	Other Long-term Assets - continued

amendment of the Studio City Casino Agreement on June 23, 2022, other long-term assets, net represents the payments to MRM from the Company for the future economic benefits of the Studio City Casino Agreement for the operation of Studio City Casino, less subsequent accumulated amortization and accumulated impairment, if any.
Other long-term assets are amortized using the straight-line method over the respective estimated useful lives of the Studio City Gaming Assets, ranging from
2
to
10
years. The legal ownership of the Studio City Gaming Assets was previously retained by MRM. The Reversion Assets (as defined in Note 5) (including certain of the Studio City Gaming Assets) that reverted to the Macau government at the expiration of the previous gaming subconcession on December 31, 2022, are currently owned by the Macau government. Effective as of January 1, 2023, the Reversion Assets were transferred by the Macau government to MRM for the duration of the Concession, in return for annual payments for the right to use and operate the Reversion Assets as disclosed in Note 5.
The cost of the
other
long-term assets is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of an item of the Studio City Gaming Assets in Studio City Casino. Generally, any gain or loss arising on the disposal or retirement of cost of other long-term assets is determined as the difference between the sale proceeds and the carrying amount of the future economic benefits of the Studio City Casino Agreement generated from an item of the Studio City Gaming Assets and is recognized in the accompanying co nsolid
ated statements of operations.

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
 - continued
(In thousands, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(m)	Impairment of Long-lived Assets - continued

No impairment of long-lived assets was recognized during the years ended December 31, 2024, 2023 and 2022.

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
Land use right represents the upfront land premium paid for the use of land held under an operating lease, which is stated at cost, net of accumulated amortization. Amortization is recognized over the estimated term of the land use right of 40 years on a straight-line basis.

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
Finance and operating lease
right-of-use
assets and liabilities are recognized based on the present value of the future minimum lease payments over the lease term at the commencement date. The initial measurement of the right-of-use
assets also includes any prepaid lease payments and any initial direct costs incurred and is reduced by any lease incentive received. For leases where the rate implicit in the lease is not readily determinable, the Company uses its incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. The expected lease terms include options to extend or terminate the lease when it is reasonably certain that the Company will exercise such option. Lease expense for minimum lease payments is recognized on a straight-line basis over the expected lease term. Leases with an expected term of 12 months or less are not accounted for on the balance sheet and the related lease expense is recognized on a straight-line basis over the expected lease term.
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

F-
20

STUDIO CITY INTERNATIONAL HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(q)	Revenue Recognition - continued

Revenue from casino contract represents revenue arising from the Studio City Casino Agreement for the operations of Studio City Casino by MRM. Under the Studio City Casino Agreement, MRM deducts gaming taxes and the costs incurred in connection with its operations from Studio City Casino’s gross gaming revenues, including the standalone selling prices of complimentary services within Studio City provided to the gaming patrons of Studio City Casino. The residual amount which the Company receives as revenue is captioned as revenue from casino contract. The Company has concluded that it is not the controlling entity to the arrangements and recognizes the revenue from casino contract on a net basis.
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
Contract and Contract-Related Liabilities
In providing goods and services to customers, there may be a timing difference between cash receipts from customers and recognition of revenues, resulting in a contract or contract-related liability. The Company’s primary types of liabilities related to contracts with customers are advance deposits on rooms and advance ticket sales which represent cash received in advance for goods or services yet to be provided. These amounts are included in accrued expenses and other current liabilities on the accompanying consolidated balance sheets and will be recognized as revenues when the goods or services are provided or the events are held. Decreases in this balance generally represent the recognition of revenues and increases in the balance represent additional deposits made by customers. The deposits are expected to primarily be recognized as revenues within one year. Advance customer deposits and ticket sales of $5,644 as of December 31, 2024 increased by $1,212

from the balance of $4,432 as of December 31, 2023. Advance customer deposits and ticket sales of $4,432 as of December 31, 2023 increased by $2,639 from the balance of $1,793 as of December 31, 2022.

F-2
1

STUDIO CITY INTERNATIONAL HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(r)	Pre-opening Costs
Pre-opening
costs represent personnel, marketing and other costs incurred prior to the opening of new or start-up
operations and are expensed as incurred. During the years ended December 31, 2024, 2023 and 2022, the Company incurred pre-opening
costs in connection with the development of Studio City Phase 2 and other one-off
activities related to the marketing of new facilities and operations of Studio City.

(s)	Advertising and Promotional Costs
The Company expenses advertising and promotional costs the first time the advertising takes place or as incurred. Advertising and promotional costs included in the accompanying consolidated statements of operations were $33,165, $22,668 and $3,692 for the years ended December 31, 2024, 2023 and 2022, respectively.

(t)	Interest Income
Interest income is recorded on an accrual basis at the stated interest rate and is recorded in interest income in the accompanying consolidated statements of operations.

(u)	Foreign Currency Transactions and Translations
All transactions in currencies other than functional currencies of SCIH and its subsidiaries during the year are remeasured at the exchange rates prevailing on the respective transaction dates. Monetary assets and liabilities existing at the balance sheet date denominated in currencies other than functional currencies are remeasured at the exchange rates existing on that date. Exchange differences are recorded in the accompanying consolidated statements of operations.
The functional currency of SCIH is the U.S. dollar (“$” or “US$”) and the functional currency of most of SCIH’s foreign subsidiaries is the local currency in which the subsidiary operates. All assets and liabilities are translated at the rates of exchange prevailing at the balance sheet date and all income and expense items are translated at the average rates of exchange over the year. All exchange differences arising from the translation of foreign subsidiaries’ financial statements are recorded as a component of other comprehensive income (loss).

(v)	Comprehensive Loss and Accumulated Other Comprehensive Income (Losses )
Comprehensive loss includes net loss and other
non-shareholder
changes in equity, or other comprehensive income (loss). Components of Company’s comprehensive loss are reported in the accompanying consolidated statements of equity and consolidated statements of comprehensive loss.
As of December 31, 2024 and 2023, the Company’s accumulated other comprehensive income (losses) consisted solely of foreign currency translation adjustments, net of tax and participation interest.

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

F-2
2

STUDIO CITY INTERNATIONAL HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(w)	Income Tax - continued

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
Diluted net loss attributable to Studio City International Holdings Limited per Class A ordinary share is calculated by dividing the net loss attributable to Studio City International Holdings Limited adjusted for participation interest by the weighted average number of Class A ordinary shares outstanding during the year adjusted to include the number of additional Class A ordinary shares that would have been outstanding if potential dilutive securities had been issued and the if-converted
method is applied for the potential dilutive effect of the exchange of Class B ordinary shares for the proportionate number of Class A ordinary shares. During the years ended December 31, 2024 and 2023, there were anti-dilutive Class A ordinary shares that would have been outstanding if potential dilutive securities had been issued and the if-converted method is applied for the potential dilutive effect of the exchange of Class B ordinary shares for the proportionate number of Class A ordinary shares.
Basic and diluted net loss attributable to Studio City International Holdings Limited per Class A ordinary share does not include Class B ordinary shares as such shares do not participate in the net loss of SCIH. As a result, Class B ordinary shares are not considered participating securities and are not included in the weighted average number of shares outstanding for purposes of computing net loss attributable to Studio City International Holdings Limited per share.

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

	Year Ended December 31,
	2024	2023	2022
Weighted average number of Class A ordinary shares outstanding used in the calculation of basic net loss attributable to Studio City International Holdings
Limited per Class A ordinary share	770,352,700	770,352,700	710,582,947
Incremental weighted average number of Class A ordinary shares from assumed exchange of Class B ordinary shares to Class A ordinary shares under the if-converted method	—	—	72,511,760

Weighted average number of Class A ordinary shares outstanding used in the calculation of diluted net loss attributable to Studio City International Holdings Limited per Class A ordinary share	770,352,700	770,352,700	783,094,707

Anti-dilutive Class A ordinary shares under the if-converted method excluded from the calculation of diluted net loss attributable to Studio City International Holdings Limited per Class A ordinary share	72,511,760	72,511,760	—

(y)	Reclassification
Certain reclassifications have been made to the prior years’ consolidated financial statements to conform to the current year’s presentation. These reclassifications had no impact on net loss, shareholders’ equity, or cash flows as previously reported.

(z)	Recent Changes in Accounting Standards
Newly Adopted Accounting Pronouncement
In November 2023, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2023-07, “Improvements to Reportable Segment Disclosures” which enhances reportable segment disclosure requirements primarily through expanded disclosures about significant segment expenses on an interim and annual basis. ASU 2023-07 should be applied retrospectively to all prior periods presented in the financial statements. The Company adopted ASU 2023-07 for the year ended December 31, 2024. Refer to Note 20 for segment information.
Recent Accounting Pronouncements Not Yet Adopted
In December 2023, the FASB issued ASU 2023-09, “Improvements to Income Tax Disclosures” which includes amendments that further enhance income tax disclosures, primarily through providing

F-2
4

STUDIO CITY INTERNATIONAL HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(z)	Recent Changes in Accounting Standards - continued
Recent Accounting Pronouncements Not Yet Adopted
 - continued

additional information in the rate reconciliation and additional disclosures about income taxes paid by jurisdiction. The Company plans to adopt ASU 2023-09 for its annual period ending December 31, 2025 and is currently assessing the impact of adoption.
In November 2024, the FASB issued ASU 2024-03, “Income Statement-Reporting Comprehensive Income-Expense Disaggregation Disclosures” which primarily requires disaggregated disclosure of certain expense categories in the notes to the financial statements on an annual and interim basis. ASU 2024-03 is effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods within annual reporting periods beginning after December 15, 2027. Early adoption is permitted and the Company is currently assessing the impact of adoption.

3.	CASH, CASH EQUIVALENTS AND RESTRICTED CASH
Cash, cash equivalents and restricted cash reported within the accompanying consolidated statements of cash flows consisted of the following:

	December 31,
	2024	2023
Cash	$93,682	$44,309
Cash equivalents	33,952	183,731

Total cash and cash equivalents	127,634	228,040
Non-current portion of restricted cash	130	130

Total cash, cash equivalents and restricted cash	$127,764	$228,170

4.	ACCOUNTS RECEIVABLE, NET
Components of accounts receivable, net are as follows:

	December 31,
	2024	2023
Hotel	$1,752	$1,833
Other	235	458

Sub-total	1,987	2,291
Less: allowances for credit losses	(11)	(10)

Accounts receivable, net	$1,976	$2,281

The Company’s allowances for credit losses as of December 31, 2024 and 2023 were from its hotel receivables.

STUDIO CITY INTERNATIONAL HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands, except share and per share data)

4.	ACCOUNTS RECEIVABLE, NET - continued
Movement in the allowances for credit losses are as follows:

	$		$		$
	Year Ended December 31,
	2024		2023		2022

Balance at beginning of year		$10		$—		$—
Provision for credit losses		1		10		—

Balance at end of year		$11		$10		$—

5.	PROPERTY AND EQUIPMENT, NET

	December 31,
	2024	2023
Buildings	$3,414,388	$3,384,762
Furniture, fixtures and equipment	318,502	301,910
Leasehold improvements	160,161	134,091
Motor vehicles	2,732	2,717
Construction in progress	558	881

Sub-total	3,896,341	3,824,361
Less: accumulated depreciation and amortization	(1,244,172)	(1,048,555)

Property and equipment, net	$2,652,169	$2,775,806

The depreciation and amortization expenses of property and equipment recognized for the years ended December 31, 2024, 2023 and 2022 were $
194,617
, $
158,746
and $
113,028
, respectively.
The cost and accumulated amortization of
right-of-use
assets held under finance lease arrangements were $
1,260
and $
65
as of December 31, 2024, respectively. Further information on the lease arrangements is included in Note 11.
Under the terms of the Macau gaming law and the Concession, the gaming and gaming support areas comprising the Studio City Casino with an area of
28,784.3
square meters with its land lease right held by Studio City Developments Limited (“SCD”), a subsidiary of SCIH, and related gaming equipment and utensils (collectively referred to as the “Reversion Assets”), reverted to the Macau government without compensation and free and clear from any charges or encumbrances on December 31, 2022 at the expiration of the previous gaming subconcession. Effective as of January 1, 2023, the Reversion Assets were transferred by the Macau government to MRM for the duration of the Concession, in return for annual payments for the right to use and operate the Reversion Assets. The Reversion Assets are currently owned by the Macau government and MRM pays an annual fee of
MOP0.75 (equivalent to $0.09)
per square meter of the casino for years 1 to 3 of the Concession, subject to a consumer price index increase in years 2 and 3 of the Concession and such fee will increase to
MOP2.5 (equivalent to $0.3)
per square meter of the casino for years 4 to 10 of the Concession, subject to a consumer price index increase in years 5 to 10 of the Concession.
As Studio City Casino continues to be operated with the Reversion Assets in the same manner as under the previous gaming subconcession, obtains substantially all of the economic benefits and bears all of the risks arising from the operation of these assets, and assuming MRM will be successful in obtaining a

STUDIO CITY INTERNATIONAL HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands, except share and per share data)

5.	PROPERTY AND EQUIPMENT, NET - continued

new concession upon expiry of the Concession, MRM and SCD continue to recognize these Reversion Assets as property and equipment over their remaining estimated useful lives.

6.	INTANGIBLE ASSETS, NET

	December 31,
	2024	2023
Finite-lived intangible assets:
Internal-use software	$4,225	$4,199
Less: accumulated amortization	(4,225)	(4,194)

Intangible assets, net	$—	$5

The amortization expenses of
internal-use
software recognized for the years ended December 31, 2024, 2023 and 2022 were $5, $1,364 and $
1,396
, respectively.

7.	LONG-TERM PREPAYMENTS, DEPOSITS AND OTHER ASSETS
Long-term prepayments, deposits and other assets consisted of the following:

	December 31,
	2024	2023
Other long-term assets	$53,106	$22,327
Less: accumulated amortization	(16,960)	(10,289)

Other long-term assets, net	36,146	12,038
Deferred financing costs, net	8,792	278
Other deposits and other	4,484	5,323
Deposits for acquisition of property and equipment	2,852	931
Long-term prepayments	230	9,217

Long-term prepayments, deposits and other assets	$52,504	$27,787

The amortization expenses of other long-term assets
recognized
for the years ended December 31, 2024, 2023 and 2022 were $7,124, $
5,985
and $
9,232
, respectively.

8.	LAND USE RIGHT, NET

	December 31,
	2024	2023
Cost	$178,844	$177,738
Less: accumulated amortization	(76,215)	(72,434)

Land use right, net	$102,629	$105,304

STUDIO CITY INTERNATIONAL HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands, except share and per share data)

9.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	December 31,
	2024	2023
Interest expense payable s	$55,856	$60,522
Property and equipment payables	25,940	45,499
Operating expense and other accruals and liabilities	19,250	16,459
Staff cost accruals	9,874	7,511
Advance customer deposits and ticket sales	5,644	4,432
Operating lease liabilities	1,553	1,091

Accrued expenses and other current liabilities	$118,117	$135,514

10.	LONG-TERM DEBT, NET
Long-term debt, net consisted of the following:

	December 31,
	2024	2023
SCF 6.000% Senior Notes, due 2025 (net of unamortized deferred financing costs of $253 and $1,320, respectively)	$221,369	$395,680
SCC 7.000% Senior Notes, due 2027 (net of unamortized deferred financing costs of $2,862 and $4,039, respectively)	347,138	345,961
SCF 6.500% Senior Notes, due 2028 (net of unamortized deferred financing costs of $2,299 and $2,970, respectively)	497,701	497,030
SCF 5.000% Senior Notes, due 2029 (net of unamortized deferred financing costs and original issue premiums of $2,990 and $3,626, respectively)	1,097,010	1,096,374
SCC 2016 Credit Facilities, due 2029
SCC 2016 Term Loan	129	128
SCC 2016 Revolving Facility (1)	—	—
SCC 2024 Revolving Facility, due 2029 (2)	—	—

	2,163,347	2,335,173
Less: Current portion of long-term debt, net	(21,597)	—

Long-term debt, net	$2,141,750	$2,335,173

(1)
As of December 31, 2024 and 2023, the unamortized deferred financing costs related to the SCC 2016 Revolving Facility of $308 and $278
, respectively, are included in long-term prepayments, deposits and other assets in the accompanying consolidated balance sheets.

(2)
As of December 31, 2024, the unamortized deferred financing costs related to the SCC 2024 Revolving Facility of
 $8,484 is included in long-term prepayments, deposits and other assets in the accompanying consolidated balance sheets.

SCF Senior Notes
On July 15, 2020, Studio City Finance Limited (“SCF”), a subsidiary of SCIH, issued two series of senior unsecured notes in an aggregate principal amount of $
1,000,000
, consisting of $
500,000
of
6.000
% Senior Notes due July 15, 2025
at an issue price of 100% of the principal amount (the “2025 SCF Senior Notes”) and
$
500,000
of 6.500% Senior Notes due January 15, 2028
at an issue price of 100% of the principal

STUDIO CITY INTERNATIONAL HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands, except share and per share data)

10.	LONG-TERM DEBT, NET - continued
SCF Senior Notes
 - continued

amount (the “2028 SCF Senior Notes”) pursuant to an indenture, dated July 15, 2020 (the “2025 SCF Indenture”) among SCF, the guarantors and the trustee. The net proceeds from the offering of the 2025 SCF Senior Notes and the 2028 SCF Senior Notes were partially used to redeem in full the previous senior secured notes of Studio City Company Limited (“SCC”), a subsidiary of SCIH, with the remaining amount used for capital expenditures of the remaining development project at Studio City.
On November 9, 2023, SCF initiated a cash tender offer (the “2023 Tender Offer”) which expired on December 8, 2023, subject to the terms and conditions, to purchase for up to an aggregate principal amount of $75,000 of the 2025 SCF Senior Notes and was subsequently amended to increase to $100,000
(the maximum tender amount). SCF purchased an aggregate principal amount of
$100,000
of the 2025 SCF Senior Notes that were validly tendered (and not validly withdrawn) pursuant to the 2023 Tender Offer, as amended, and settled the transaction on November 28, 2023. On April 8, 2024, SCF initiated a cash tender offer (the “2024 Tender Offer”) which expired on May 6, 2024, subject to the terms and conditions, to purchase for up to an aggregate principal amount of
$100,000
 of the outstanding 2025 SCF Senior Notes and was subsequently amended to increase to $100,029 (the maximum tender amount). SCF purchased an aggregate principal amount of $100,029 of the 2025 SCF Senior Notes that were validly tendered (and not validly withdrawn) pursuant to the 2024 Tender Offer, as amended, and settled the transaction on April 24, 2024. Other than the 2023 Tender Offer and the 2024 Tender Offer, SCF repurchased an aggregate principal amount of $75,349 and $3,000 of the 2025 SCF Senior Notes during the years ended December 31, 2024 and 2023, respectively. The 2024 Tender Offer and repurchases of the 2025 SCF Senior Notes during the year ended December 31, 2024 included certain amounts purchased from a related party as disclosed in Note 19. In connection with the 2023 Tender Offer
,
 the 2024 Tender Offer and the repurchases of the 2025 SCF Senior Notes during the years ended December 31, 2024 and 2023, the Company recorded a loss on extinguishment of debt of $1,000 and a gain on extinguishment of debt of $1,611 during the years ended December 31, 2024 and 2023, respectively. As of December 31, 2024, the outstanding principal amount of the 2025 SCF Senior Notes was $221,622. The net carrying amount of $199,772 of the 2025 SCF Senior Notes is classified as non-current portion of long-term debt as of December 31, 2024 given the settlement of these obligations is not expected to require the use of working capital within one year and the Company has both the intent and ability, as evidenced by the SCC 2024 Revolving Facility
(as defined below),
to refinance these obligations on a long-term basis.
On January 14, 2021, SCF issued senior unsecured notes in an aggregate principal amount of $750,000 of 5.000% Senior Notes due January 15, 2029
at an issue price of 100% of the principal amount (the “Initial 2029 SCF Senior Notes”) pursuant to an indenture, dated January 14, 2021 (the “2029 SCF Indenture”); and on May 20, 2021 further issued senior unsecured notes in an aggregate principal amount of $350,000 of 5.000% Senior Notes due January 15, 2029 at an issue price of 101.50% of the principal amount (the “Additional 2029 SCF Senior Notes”) which were consolidated to form a single series with the Initial 2029 SCF Senior Notes (and together, the “2029 SCF Senior Notes”). The net proceeds from the offering of the Initial 2029 SCF Senior Notes were primarily used to fund the conditional tender offer and the remaining outstanding balance with accrued interest of previous senior notes of SCF in February 2021. The net proceeds from the offering of the Additional 2029 SCF Senior Notes were used to partially fund the capital expenditures of the remaining development project at Studio City and for general corporate purposes.
The 2025 SCF Senior Notes, the 2028 SCF Senior Notes and the 2029 SCF Senior Notes, are collectively referred to as the “SCF Senior Notes”. The 2025 SCF Indenture and, together with the 2029 SCF Indenture, are collectively referred to as the “SCF Indentures”.

F-
29

STUDIO CITY INTERNATIONAL HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands, except share and per share data)

10.	LONG-TERM DEBT, NET - continued
SCF Senior Notes
 - continued

There are no interim principal payments on the SCF Senior Notes and interest is payable semi-annually in arrears on each January 15 and July 15 with respect to each series of the SCF Senior Notes.
The SCF Senior Notes are general obligations of SCF. Each series of the SCF Senior Notes rank equally in right of payment to all existing and future senior indebtedness of SCF, rank senior in right of payment to any existing and future subordinated indebtedness of SCF and are effectively subordinated to all of SCF’s existing and future secured indebtedness (to the extent of the value of the property and assets securing such indebtedness).
All of the existing subsidiaries of SCF and any other future restricted subsidiaries that provide guarantees of certain specified indebtedness (the “SCF Senior Notes Guarantors”) jointly, severally and unconditionally guarantee the SCF Senior Notes on a senior basis (the “SCF Senior Notes Guarantees”). The SCF Senior Notes Guarantees are general obligations of the SCF Senior Notes Guarantors, rank equally in right of payment to all existing and future senior indebtedness of the SCF Senior Notes Guarantors and rank senior in right of payment to any existing and future subordinated indebtedness of the SCF Senior Notes Guarantors. The SCF Senior Notes Guarantees are effectively subordinated to the SCF Senior Notes Guarantors’ obligations under all existing and any future secured indebtedness (to the extent of the value of such property and assets securing such indebtedness).
Each of the SCF Indentures contains certain covenants, subject to certain exceptions and conditions, that limit the ability of SCF and its restricted subsidiaries to, among other things: (i) incur or guarantee additional indebtedness; (ii) make specified restricted payments; (iii) issue or sell capital stock; (iv) sell assets; (v) create liens; (vi) enter into agreements that restrict the restricted subsidiaries’ ability to pay dividends, transfer assets or make intercompany loans; (vii) enter into transactions with affiliates; and (viii) effect a consolidation or merger. Each of the SCF Indentures also contains conditions and provides for customary events of default as well as early redemption options available to SCF during certain time periods and redemption options available to the SCF Senior Notes holders in certain events.
There are provisions under each of the SCF Indentures that limit or prohibit certain payments of dividends and other distributions by SCF and its restricted subsidiaries to companies or persons who are not SCF or its restricted subsidiaries, subject to certain exceptions and conditions. As of December 31, 2024, the net assets of SCF and its restricted subsidiaries with amount of approximately $657,000 were restricted from being distributed under the terms of the SCF Senior Notes.
SCC Senior Notes
On February 16, 2022, SCC issued senior secured notes in an aggregate principal amount of $350,000 of 7.000% Senior Notes due February 15, 2027
at an issue price of 100% of the principal amount (the “2027 SCC Senior Notes”) pursuant to an indenture, dated February 16, 2022 (the “2027 SCC Indenture”) among SCC, the guarantors and the trustee. The net proceeds from the offering of the 2027 SCC Senior Notes were used to fund the capital expenditures of the remaining development project at Studio City and for general corporate purposes.
There are no interim principal payments on the 2027 SCC Senior Notes and interest is payable semi-annually in arrears on each February 15 and August 15.
The 2027 SCC Senior Notes are senior secured obligations of SCC, rank equally in right of payment to all existing and future senior indebtedness of SCC (although any liabilities in respect of obligations under the

STUDIO CITY INTERNATIONAL HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands, except share and per share data)

10.	LONG-TERM DEBT, NET - continued
SCC Senior Notes
 - continued

SCC Credit Facilities (as defined below) that are secured by common collateral securing the 2027 SCC Senior Notes will have priority over the 2027 SCC Senior Notes with respect to any proceeds received upon any enforcement action of such common collateral) and rank senior in right of payment to any existing and future subordinated indebtedness of SCC and are effectively subordinated to SCC’s existing and future secured indebtedness that is secured by assets that do not secure the 2027 SCC Senior Notes, to the extent of the assets securing such indebtedness.
Studio City Investments Limited (“SCI”), the shareholder of SCC, all of its existing subsidiaries (other than SCC) and any other future restricted subsidiaries that provide guarantees of certain specified indebtedness (including the SCC Credit Facilities) (the “SCC Senior Notes Guarantors”) jointly, severally and unconditionally guarantee the 2027 SCC Senior Notes on a senior basis (the “SCC Senior Notes Guarantees”). The SCC Senior Notes Guarantees are senior obligations of the SCC Senior Notes Guarantors, rank equally in right of payment to all existing and future senior indebtedness of the SCC Senior Notes Guarantors and rank senior in right of payment to any existing and future subordinated indebtedness of the SCC Senior Notes Guarantors. The SCC Senior Notes Guarantees are pari passu to the SCC Senior Notes Guarantors’ obligations under the SCC Credit Facilities, and effectively subordinated to any future secured indebtedness that is secured by assets that do not secure the 2027 SCC Senior Notes and the SCC Senior Notes Guarantees, to the extent of the value of the assets.
The 2027 SCC Senior Notes are secured, on an equal basis with the SCC Credit Facilities, by substantially all of the material assets of SCI and its subsidiaries (although obligations under the SCC Credit Facilities that are secured by the common collateral securing the 2027 SCC Senior Notes will have priority over the 2027 SCC Senior Notes with respect to any proceeds received upon any enforcement action of such common collateral); in addition, in line with the SCC Credit Facilities, the 2027 SCC Senior Notes are also secured by certain specified bank accounts.
The 2027 SCC Indenture contains certain covenants, subject to certain exceptions and conditions, that limit the ability of SCC, SCI and their respective restricted subsidiaries to, among other things: (i) incur or guarantee additional indebtedness and issue certain preferred stock; (ii) make specified restricted payments and investments; (iii) prepay or redeem subordinated debt or equity; (iv) issue or sell capital stock; (v) transfer, lease or sell assets; (vi) create or incur certain liens; (vii) impair the security interests in the collateral; (viii) enter into agreements that restrict the restricted subsidiaries’ ability to pay dividends, transfer assets or make intercompany loans; (ix) change the nature of the business of the relevant group; (x) enter into transactions with affiliates; and (xi) effect a consolidation or merger. The 2027 SCC Indenture also contains conditions and provides for customary events of default as well as early redemption options available to SCC during certain time periods and redemption options available to the 2027 SCC Senior Notes holders in certain events.

There are provisions under the 2027 SCC Indenture that limit or prohibit certain payments of dividends and other distributions by SCC, SCI and their respective restricted subsidiaries to companies or persons who are not SCC, SCI and their respective restricted subsidiaries, subject to certain exceptions and conditions. As of December 31, 2024, the net assets of SCI and its restricted subsidiaries with amount of approximately $
585,000
 were restricted from being distributed under the terms of the 2027 SCC Senior Notes.
SCC Credit Facilities
On March 15, 2021, SCC (the “SC Borrower”) amended the terms of its prior senior secured credit facilities agreement entered into with a syndicate of banks, including the extension of the maturity date of the

STUDIO CITY INTERNATIONAL HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands, except share and per share data)

10.	LONG-TERM DEBT, NET - continued
SCC Credit Facilities
 - continued

Hong Kong dollars (“HK$”) 234,000 (equivalent to $30,077) senior secured credit facilities (the “SCC 2016 Credit Facilities”), comprising a HK$1,000 (equivalent to $129) term loan facility (the “SCC 2016 Term Loan”) and a HK$233,000 (equivalent to $29,948) revolving credit facility (the “SCC 2016 Revolving Facility”) to January 15, 2028. Changes have also been made to the covenants in order to align them with those of certain other financings at SCF, including amending the threshold sizes and measurement dates of the covenants. On November 29, 2024, SCC further amended the terms of the SCC 2016 Credit Facilities (the “2024 SCC Amendment and Restatement”), including the extension of the maturity date to August 29, 2029 and change of interest rates. The SCC 2016 Term Loan shall be repaid on August 29, 2029 with no interim amortization payments. The SCC 2016 Revolving Facility is available up to the date that is one month prior to August 29, 2029.
Pursuant to the 2024 SCC Amendment and Restatement, borrowings under the SCC 2016 Credit Facilities denominated in US$ bear interest at term Secured Overnight Financing Rate (“SOFR”) plus an applicable credit adjustment spread ranging from 0.06% to 0.20% per annum and a margin of 2.25% per annum; borrowings under the SCC 2016 Credit Facilities denominated in HK$ bear interest at Hong Kong Interbank Offered Rate (“HIBOR”) plus a margin of 2.25%
per annum. Prior to the effective of the 2024 SCC Amendment and Restatement, borrowings under the SCC 2016 Credit Facilities denominated in HK$ bore interest at HIBOR plus a margin of
4%
per annum. As of December 31, 2024 and 2023, the interest rate was approximately 6.83% and 9.27%, respectively. The SC Borrower may select an interest period for borrowings under the SCC 2016 Credit Facilities ranging from one to six months or any other agreed period. The SC Borrower is obligated to pay a commitment fee on the undrawn amount of the SCC 2016 Revolving Facility and recognized loan commitment fees of
$403, $417 and $417 during the years ended December 31, 2024, 2023 and 2022, respectively.
As of December 31, 2024, the outstanding principal amount of the SCC 2016 Term Loan and the SCC 2016 Revolving Facility were HK$1,000 (equivalent to $129) and nil, respectively, and the available unused borrowing capacity under the SCC 2016 Revolving Facility was HK$233,000 (equivalent to $30,012).
On November 29, 2024, SCC entered into a senior secured revolving credit facility agreement with a syndicate of banks (the “SCC 2024 Revolving Facility”) for HK$1,945,000 (equivalent to $250,273) with a term of five years and maturity date of November 29, 2029, with an option to increase the commitments in an amount not exceeding $100,000, subject to satisfaction of conditions precedent. The SCC 2024 Revolving Facility is available up to the date that is one month prior to the maturity date.
Borrowings under the SCC 2024 Revolving Facility can be denominated in US$ which bear interest at term SOFR or HK$ which bear interest at HIBOR, in both case plus an applicable margin ranging from
1.95
% to
2.55
%
 per annum as adjusted in accordance with the leverage ratio. The SC Borrower may select an interest period for borrowings under the SCC 2024 Revolving Facility ranging from one to six months or any other agreed period. The SC Borrower is obligated to pay a commitment fee on the undrawn amount of the SCC 2024 Revolving Facility and recognized loan commitment fees of
$

during the year ended December 31, 2024.
As of December 31, 2024, the outstanding principal amount of the SCC 2024 Revolving Facility was nil and the available unused borrowing capacity under the SCC 2024 Revolving Facility was HK$1,945,000 (equivalent to $250,532).
The SCC 2016 Credit Facilities and the SCC 2024 Revolving Facility are collectively referred to as the “SCC Credit Facilities”.

STUDIO CITY INTERNATIONAL HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands, except share and per share data)

10.	LONG-TERM DEBT, NET - continued
SCC Credit Facilities
 - continued

The SCC 2016 Term Loan is collateralized by cash of HK$1,013 (equivalent to $130).
The SC Borrower is subject to mandatory prepayment requirements in respect of various amounts of the SCC 2016 Revolving Facility and the SCC 2024 Revolving Facility; in the event of the disposal of all or substantially all of the business and assets of the Studio City borrowing group which includes the SC Borrower and certain of its subsidiaries as defined under the SCC Credit Facilities (the “SC Borrowing Group”), the SCC Credit Facilities are required to be repaid in full. In the event of a change of control, the SC Borrower may be required, at the election of any lender under the SCC Credit Facilities, to repay such lender in full (other than the principal amount of the SCC 2016 Term Loan).
The indebtedness under the SCC Credit Facilities is guaranteed by SCI and its subsidiaries (other than the SC Borrower). Security for the SCC Credit Facilities includes a first-priority mortgage over any rights under the land concession contract of Studio City and an assignment of certain leases or rights to use agreements; as well as other customary security. The SCC Credit Facilities contain certain affirmative and negative covenants customary for such financings, as well as affirmative, negative and financial covenants aligned with those of certain other financings at SCF. Certain specified bank accounts of MRM are pledged under SCC Credit Facilities and related finance documents. The SCC Credit Facilities are secured by substantially all of the material assets of SCI and its subsidiaries. Pursuant to the guarantee dated November 29, 2024 signed by SCIH, the indebtedness under the SCC 2024 Revolving Facility is also guaranteed by SCIH.
The SCC Credit Facilities contain certain covenants that, subject to certain exceptions and conditions, limit the ability of SCC, SCI and their respective restricted subsidiaries to, among other things: (i) incur or guarantee additional indebtedness and issue certain preferred stock; (ii) make specified restricted payments and investments; (iii) prepay or redeem subordinated debt or equity; (iv) issue or sell capital stock; (v) transfer, lease or sell assets; (vi) create or incur certain liens; (vii) impair the security interests in the collateral; (viii) enter into agreements that restrict the restricted subsidiaries’ ability to pay dividends, transfer assets or make intercompany loans; (ix) change the nature of the business of the relevant group; (x) enter into transactions with affiliates; and (xi) effect a consolidation or merger. The SCC Credit Facilities also contain conditions and events of default customary for such financings.
In addition, modification, expiry, or termination of the gaming concession of MRM in circumstances that have a material adverse effect on the SC Borrowing Group (as a whole) will allow lenders to elect for the mandatory prepayment of all outstanding loan amounts.
There are provisions that limit certain payments of dividends and other distributions by the SC Borrowing Group to companies or persons who are not members of the SC Borrowing Group. As of December 31, 2024, the net assets of SCI and its restricted subsidiaries of approximately $
585,000
were restricted from being distributed under the terms of the SCC Credit Facilities.

STUDIO CITY INTERNATIONAL HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands, except share and per share data)

10.	LONG-TERM DEBT, NET - continued

Scheduled Maturities of Long-term Debt
Scheduled maturities of the long-term debt (excluding unamortized deferred financing costs and original issue premiums) as of December 31, 2024 are as follows:

Year ending December 31,
2025	$221,622
2026	—
2027	350,000
2028	500,000
2029	1,100,129
Over 2029	—

$2,171,751

11.	LEASES
Lessee Arrangements
The Company is the lessee under operating and finance leases for equipment and real estate, including the land in Macau on which Studio City is located. Certain leases include options to extend the lease term and options to terminate the lease term. The land concession contract of Studio City has a term of 25 years, which is renewable for further consecutive periods of 10 years, subject to applicable legislation in Macau. The estimated term related to the land concession contract of Studio City is 40 years.
The components of lease costs are as follows:

	Year Ended December 31,
	2024	2023	2022
Operating lease costs:
Amortization of land use right	$3,314	$3,302	$3,300
Operating lease costs	1,076	1,072	1,078
Finance lease costs:
Amortization of right-of-use assets	65	—	—

Total lease costs	$4,455	$4,374	$4,378

Other information related to lease terms and discount rates of operating leases is as follows:

	December 31,
	2024	2023
Weighted average remaining lease term	30.8 years	31.8 years
Weighted average discount rate	7.39%	7.81%

STUDIO CITY INTERNATIONAL HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands, except share and per share data)

11.	LEASES - continued
Lessee Arrangements
 - continued
Maturities of operating lease liabilities as of December 31, 2024 are as follows:

Year ending December 31,
2025	$1,589
2026	1,134
2027	1,134
2028	1,134
2029	1,134
Over 2029	29,268

Total future minimum lease payments	35,393
Less: amount representing interest	(21,613)

Present value of future minimum lease payments	13,780
Current portion	(1,553)

Non-current portion	$12,227

Lessor Arrangements
The Company is the lessor under
non-cancellable
operating leases mainly for mall spaces in Studio City with various retailers that expire at various dates through June 2037. Certain of the operating leases include minimum base fees with contingent fee clauses based on percentages of turnover.
During the years ended December 31, 2024, 2023 and 2022, the Company earned minimum operating lease income of $6,665, $4,393 and $3,714, respectively, and contingent operating lease income of $5,767, $3,111 and $449, respectively. Total lease income for the years ended December 31, 2024, 2023 and 2022 were reduced by nil, $41 and $198, respectively, as a result of the rent concessions in prior periods related to the effects of the COVID-19 outbreak.
Future minimum fees, excluding the contingent fees to be received under non-cancellable
operating leases as of December 31, 2024 were as follows:

Year ending December 31,
2025	$6,840
2026	5,989
2027	4,471
2028	3,382
2029	940
Over 2029	1,404

$23,026

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

The carrying values of cash equivalents, long-term deposits and other long-term liabilities approximated fair values and were classified as level 2 in the fair value hierarchy.
The estimated fair values of long-term debt as of December 31, 2024 and 2023, were approximately $
2,052,327
and $
2,113,560
, respectively, as compared to their carrying values, excluding unamortized deferred financing costs and original issue premiums, of $
2,171,751
and $
2,347,128
, respectively. Fair values for the senior notes were estimated based on recent trades, if available, and indicative pricing from market information and were classified as level 2 in the fair value hierarchy. Fair values for the credit facilities approximated their carrying values as the instruments carried variable interest rates that approximated the market rates and were classified as level 2 in the
fair value hierarchy.
As of December 31, 2024 and 2023, the Company did not have any non-financial
assets or liabilities that were recognized or disclosed at fair value in the accompanying consolidated financial statements.

13.	CAPITAL STRUCTURE
During February and March 2022, SCIH, respectively, announced and completed a series of private offers (the “2022 Private Placements”) of
400,000,000
Class A ordinary shares to certain existing shareholders and holders of its ADSs, including Melco, with gross proceeds amounting to $
300,000
and offering expenses of $
841
. The 2022 Private Placements resulted in an adjustment to the carrying amount of the Participation Interest with a corresponding increase in the Company’s additional paid-in
capital.
As of December 31, 2024 and 2023, SCIH’s authorized share capital was
1,927,488,240
Class A ordinary shares and
72,511,760
Class B ordinary shares of a par value of $
0.0001
each. As of December 31, 2024 and 2023,
770,352,700
Class A ordinary shares and
72,511,760
Class B ordinary shares were issued and outstanding in each of those years.

F-3
6

STUDIO CITY INTERNATIONAL HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands, except share and per share data)

14.	INCOME TAXES
Loss before income tax consisted of:

	$		$		$
	Year Ended December 31,

	2024		2023		2022

Macau operations		$42,813		$(25,450)		$(271,801)
Hong Kong and other jurisdictions operations		(141,292)		(120,715)		(89,124)

Loss before income tax		$(98,479)		$(146,165)		$(360,925)

The income tax expense (benefit) consisted of:

	$		$		$
	Year Ended December 31,

	2024		2023		2022

Income tax expense - current:
Macau Complementary Tax		$7,534		$—		$—
Hong Kong Profits Tax		5		7		1

Sub-total		7,539		7		1

Under (over) provision of income taxes in prior years:
Macau Complementary Tax		50		—		—
Hong Kong Profits Tax		(1)		(15)		—

Sub-total		49		(15)		—

Income tax (benefit) expense - deferred:
Macau Complementary Tax		(236)		(73)		381

Total income tax expense (benefit)		$7,352		$(81)		$382

A reconciliation of the income tax expense (benefit) from loss before income tax per the accompanying consolidated statements of operations is as follows:

	$		$		$
	Year Ended December 31,
	2024		2023		2022

Loss before income tax		$(98,479)		$(146,165)		$(360,925)
Macau Complementary Tax rate		12%		12%		12%
Income tax benefit at Macau Complementary Tax rate		(11,817)		(17,540)		(43,311)
Effect of different tax rates of subsidiaries operating in other jurisdictions		(6,352)		(5,432)		(3,449)
Under (over) provision in prior years		49		(15)		—
Effect of income for which no income tax expense is payable		(1,378)		(2,191)		(1,438)
Effect of expenses for which no income tax benefit is receivable		10,727		6,338		16,560
Effect of profits exempted from Macau Complementary Tax		—		(61)		—
Changes in valuation allowances		4,557		1,515		16,202
Expired tax losses		11,566		17,305		15,818

Income tax expense (benefit)		$7,352		$(81)		$382

F-3
7

STUDIO CITY INTERNATIONAL HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands, except share and per share data)

14.	INCOME TAXES - continued

SCIH and certain of its subsidiaries are exempt from tax in the Cayman Islands or British Virgin Islands (“BVI”), where they are incorporated, while certain of these subsidiaries incorporated in BVI are subject to Hong Kong Profits Tax on income derived from Hong Kong during the years ended December 31, 2024, 2023 and 2022. The remaining subsidiaries of SCIH incorporated in Macau and Hong Kong are subject to Macau Complementary Tax and Hong Kong Profits Tax, respectively, during the years ended December 31, 2024, 2023 and 2022.
Macau Complementary Tax and Hong Kong Profits Tax have been provided at 12% and 16.5% on the estimated taxable income earned in or derived from Macau and Hong Kong, respectively, during the years ended December 31, 2024, 2023 and 2022, if applicable.
SCE applied for an extension of the Macau Complementary Tax exemption on profits generated from income from MRM for 2022 under the previous gaming subconcession and for the period of 10 years from 2023 to 2032 under the Concession to the extent that such income is derived from Studio City gaming operations and has been subject to gaming tax. These applications are subject to the discretionary approval of the Macau government. The application for the Macau Complementary Tax exemption for 2023 to 2032 was confirmed to be rejected in September 2024. The dividend distributions of SCE from income tax exempted profits to its shareholders continue to be subject to the Macau Complementary Tax.
Global Anti-Base Erosion Model Rules (“Pillar Two”) have been enacted or substantively enacted in certain jurisdictions where the Company operates. Pillar Two is effective for the Company’s financial year beginning on January 1, 202
5
. The Company is in scope of the enacted or substantively enacted legislation and has performed an assessment of the Company’s potential exposure to Pillar Two income taxes.
The assessment of the potential exposure to Pillar Two income taxes is based on the most recent tax filings, country-by-country reporting and financial statements for the constituent entities in the Company. Based on the assessment, the Pillar Two transitional safe harbor relief will apply or the effective tax rates are above
15%
in 2024. Based on management’s best estimate, the Company does not have exposure to Pillar Two top-up taxes for the year ended December 31, 2024.
The effective tax rates for the years ended December 31, 2024, 2023 and 2022 were
(7.5)
%,
0.1
% and (
0.1
)%, respectively. Such rates differ from the statutory Macau Complementary Tax rate of
12
%, where the majority of the Company’s operations are located, primarily due to the effects of expired tax losses, expenses for which no income tax benefit is receivable, different tax rates of subsidiaries operating in other jurisdictions, income for which no income tax expense is payable and changes in valuation allowances for the relevant years.

F-3
8

STUDIO CITY INTERNATIONAL HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands, except share and per share data)

14.	INCOME TAXES - continued

The net deferred tax liabilities as of December 31, 2024 and 2023 consisted of the following:

	December 31,
	2024	2023
Deferred tax assets:
Net operating losses carried forward	$46,650	$43,938
Depreciation and amortization	125,897	36,692
Lease liabilities	1,654	1,601
Other	79	165

Sub-total	174,280	82,396
Valuation allowances	(172,688)	(80,665)

Total deferred tax assets	1,592	1,731

Deferred tax liabilities:
Right-of-use assets	(1,397)	(1,394)
Unrealized capital allowances	—	(646)
Other	(272)	—

Total deferred tax liabilities	(1,669)	(2,040)

Deferred tax liabilities, net	$(77)	$(309)

As of December 31, 2024 and 2023, valuation allowances of $
172,688

and $
80,665
were provided, respectively, as management believes it is more likely than not that these deferred tax assets will not be realized. As of December 31, 2024, adjusted operating tax losses carried forward, amounting to $
138,332
, $
133,803

and $
116,611

will expire in 2025, 2026 and 2027, respectively. Adjusted operating tax losses carried forward of $
96,383
 expired during the year ended December 31, 2024.
Deferred tax, where applicable, is provided under the asset and liability method at the enacted statutory income tax rate of the respective tax jurisdictions, applicable to the respective financial years, on the difference between the consolidated financial statements carrying amounts and income tax base of assets and liabilities.
Undistributed earnings of a foreign subsidiary of SCIH available for distribution to SCIH of approximately $
745,397

and $745,689
as of December 31, 2024 and 2023
, respectively, are considered to be indefinitely reinvested. Accordingly, no provision has been made for the dividend withholding taxes that would be payable upon the distribution of those amounts to SCIH. If those earnings were to be distributed or they were determined to be no longer permanently reinvested, SCIH would have to record a deferred income tax liability in respect of those undistributed earnings of approximately $
89,448

and $89,483
as of December 31, 2024 and
2023, respectively.

STUDIO CITY INTERNATIONAL HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands, except share and per share data)

14.	INCOME TAXES - continued

A reconciliation of the beginning and ending amounts of unrecognized tax benefits is presented as follows:

	Year Ended December 31,
	2024	2023	2022

At beginning of year	$—	$—	$—
Additions based on tax positions related to current year	7,562	—	—
Additions based on tax positions related to prior year	50	—	—

At end of year	$7,612	$—	$—

The total amount of unrecognized tax benefits that, if recognized, would affect the effective tax rate were $
7,612
and
nil
as of December
31
,
2024
and
2023
, respectively.
As of December 31, 2024 and 2023, there were no interest and penalties related to uncertain tax positions recognized in the accompanying consolidated financial statements. The Company does not anticipate any significant increases or decreases in unrecognized tax benefits within the next twelve months.
Income tax returns of SCIH’s subsidiaries remain open and subject to examination by the tax authorities of Macau and Hong Kong until the statute of limitations expire in each corresponding jurisdiction. The statute of limitations in Macau and Hong Kong are five years and six years, respectively.

15.	SHARE-BASED COMPENSATION
Certain restricted shares were approved by Melco be granted to the eligible management personnel of Melco in lieu of the bonus for their services performed during 2022 under a share incentive plan adopted by Melco in 2021 (the “Bonus Restricted Shares”). The Bonus Restricted Shares for 2022 were granted in April 2023. The Bonus Restricted Shares vested immediately on their grant dates and the respective grant date fair value was determined with reference to the closing price of Melco’s ADSs trading on the Nasdaq Global Select Market on the date of grant.
In accordance with the applicable accounting standards, the share-based compensation expenses related to the grant of Bonus Restricted Shares for 2022 to the eligible management personnel of Melco, to the extent of services received by the Company, of $361 were recognized for the year ended December 31, 2022 in the accompanying consolidated statements of operations with a corresponding increase in payables to affiliated companies as the amounts were charged to the Company by Melco and its subsidiaries under the Management and Shared Services Arrangements.

16.	EMPLOYEE BENEFIT PLANS
Eligible employees of the Company are allowed to participate in defined contribution fund schemes operated by the Company (the “
Defined
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

STUDIO CITY INTERNATIONAL HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands, except share and per share data)

16.	EMPLOYEE BENEFIT PLANS - continued

Employees employed by the Company in Macau are members of a government-managed social security fund scheme (the “Social Security Fund Scheme”), which is operated by the Macau government. The Company is required to pay monthly fixed contributions and meet the minimum mandatory requirement of the Social Security Fund Scheme to fund the benefits.
During the years ended December 31, 2024, 2023 and 2022, the Company’s contributions into these plans were $
62
, $
40
and $
21
, respectively.

17.	DISTRIBUTION OF PROFITS
Subsidiaries of SCIH incorporated in Macau are required to set aside a minimum of
25
% of the entity’s profit after tax to the legal reserve until the balance of the legal reserve reaches a level equivalent to
50
% of the entity’s share capital in accordance with the provisions of the Macau Commercial Code. The legal reserve is not available for distribution to the shareholders of the subsidiaries. The appropriation of the legal reserve is recorded in the subsidiaries’ financial statements in the year in which it is approved by the shareholders of the relevant subsidiaries. As of December 31, 2024 and 2023, the balance of the legal reserve amounted to $
6
and $
6
, respectively.
The Company’s borrowings, subject to certain exceptions and conditions, contain certain restrictions on paying dividends and other distributions, as defined in the respective indentures governing the relevant senior notes and credit facility agreements, and disclosed in Note 10 under each of the respective borrowings.
During the years ended December 31, 2024, 2023 and 2022, SCIH did not declare or pay any cash dividends on the ordinary shares.
No
dividends have been proposed since the end of the reporting period.

18.	COMMITMENTS AND CONTINGENCIES

(a)	Capital Commitments
As of December 31, 2024, the Company had capital commitments for the construction and acquisition of property and equipment totaling $
16,480
.

(b)	Guarantee
In addition to

as disclosed in Note
10
, the Company has made the following significant guarantee as of December
31
,
2024
:
Trade Credit Facility
In October 2013, one of the SCIH’s subsidiaries entered into a trade credit facility agreement for HK$200,000 (equivalent to $25,762) (“Trade Credit Facility”) with a bank to meet certain payment obligations of the Studio City project. The Trade Credit Facility which matured on August 31, 2023 was further extended to August 31, 2025, and is guaranteed by SCC. As of December 31, 2024, approximately $644 of the Trade Credit Facility had been utilized.

F-
41

STUDIO CITY INTERNATIONAL HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands, except share and per share data)

18.	COMMITMENTS AND CONTINGENCIES - continued

(c)	Litigation
As of December 31, 2024, the Company was a party to certain legal proceedings which relate to matters arising out of the ordinary course of its business. Management believes that the outcomes of such proceedings have been adequately provided for or have no material impacts on the Company’s consolidated financial statements as a whole.

19.	RELATED PARTY TRANSACTIONS
During the years ended December 31, 2024, 2023 and 2022, the Company entered into the following significant related party transactions:

		Year Ended December 31,
Related companies	Nature of transactions	2024	2023	2022

Transactions with affiliated companies

Melco and its subsidiaries	Revenues (services provided by the Company):
	Revenue from casino contract	$259,842	$155,527	$(56,665)
	Rooms and food and beverage (1)	154,233	111,438	25,039
	Services fee (2)	59,529	40,473	21,889
	Entertainment (1)	25,703	39,715	499

	Costs and expenses (services provided to the Company):
	Staff costs recharges (3) (4)	116,491	89,713	56,620
	Corporate services (5)	41,460	34,640	33,263
	Other services	21,839	20,936	17,705
	Staff costs for construction and renovation work capitalized (4)	4,618	4,674	11,864
	Purchases of goods and services	315	567	186

	Sale and purchase of assets:
	Sale of property and equipment	9,509	914	8
	Transfer-in of other long-term assets	31,193	5,527	2,423
	Purchase of property and equipment	204	8	184

(1)
These revenues primarily represented the standalone selling prices of the complimentary services (including rooms, food and beverage and entertainment services) provided to Studio City Casino’s gaming patrons and charged to MRM. For the years ended December 31, 2024, 2023 and 2022, the related party rooms and food and beverage revenues and entertainment revenues aggregated to $
179,936
, $
151,153
and $
25,538
, respectively, of which $
150,135
, $
113,942
and $
22,884
related to Studio City Casino’s gaming patrons and $
29,801
, $
37,211
and $
2,654
related to
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

F-
4
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

Other Related Party Transactions
During the year ended December 31, 2024, an aggregate principal amount of $30,000 of the 2025 SCF Senior Notes held by Mr. Lawrence Yau Lung Ho (“Mr. Ho”), a director of SCIH, was purchased by SCF for a consideration of
$30,000. As of December 31, 2024 and 2023, Mr. Ho and his controlled entity held an aggregate principal amount of $
30,000
and $
60,000
of SCF Senior Notes, respectively. As of December 31, 2024 and 2023, an independent director of SCIH held an aggregate principal amount of $

of SCC Senior Notes in each of those years.
During the years ended December 31, 2024, 2023 and 2022, total interest expense of $
2,508
, $
3,300
and $
3,300
in relation to the SCF Senior Notes, were paid or payable to Mr. Ho and his controlled entity, respectively. During the years ended December 31, 2024, 2023 and 2022, total interest expense of $44, $
30
and $
14
in relation to the SCC Senior Notes,
was
paid or payable to the independent director of SCIH, respectively.

(a)	Receivables from Affiliated Companies
The outstanding balances as of December 31, 2024 and 2023 are receivables from Melco’s subsidiaries mainly arising from operating income or prepayment of operating expenses, and are unsecured, non-interest
bearing and repayable on demand.

(b)	Payables to Affiliated Companies
The outstanding balances as of December 31, 2024 and 2023 are payables to Melco International and its subsidiaries mainly arising from operating expenses
, and are unsecured,
non-interest
bearing and repayable on demand.

20.	SEGMENT INFORMATION
The Company’s principal operating activities are engaged in the hospitality business and provision of services pursuant to a casino contract in Macau. The Company monitors its operations and evaluates its earnings by reviewing the assets and operations of Studio City as one operating segment. As of December 31, 2024 and 2023, the Company operated in one geographical area, Macau, where it derives its revenues and its long-lived assets are located.
The Company’s capital expenditures amounted to $64,704, $68,924 and $427,659 for the years ended December 31, 2024, 2023 and 2022, respectively.
SCIH’s Property General Manager is the Chief Operating Decision Maker (“CODM”) of the Company. The CODM reviews and evaluates consolidated net income as the measure of segment profit or loss and to compare the operating performance of Studio City with those of its competitors as a way to assess performance. The CODM reviews total assets, as reported on the consolidated balance sheets. The CODM also utilizes expense information in order to assess financial performance. Employee expenses mostly consists of allocated labor costs for non-gaming operations from Melco’s subsidiaries. Depreciation and amortization expenses and interest expense, net of amount capitalized include those recorded with the consolidated statements of operations.

F-4
3

STUDIO CITY INTERNATIONAL HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands, except share and per share data)

20.	SEGMENT INFORMATION - continued

The following table presents the results of operations for Studio City and reconciliation to net loss attributable to Studio City International Holdings Limited for the years ended December 31, 2024, 2023 and 2022.

	Year Ended December 31,
	2024	2023	2022
Operating revenues:
Revenue from casino contract	$259,842	$155,527	$(56,665)
Rooms	160,721	111,733	17,915
Food and beverage	89,660	62,426	17,489
Entertainment	47,533	61,777	1,649
Services fee	59,529	40,473	21,889
Mall	18,289	10,744	7,189
Retail and other	3,571	2,858	2,082

Total operating revenues	639,145	445,538	11,548
Employee benefits expenses (1)	(146,096)	(103,585)	(60,278)
Depreciation and amortization	(205,060)	(169,397)	(126,956)
Interest expense, net of amounts capitalized	(133,594)	(129,567)	(92,358)
Other segment items (2)	(260,226)	(189,073)	(93,263)

Net loss	(105,831)	(146,084)	(361,307)
Net loss attributable to participation interest	9,105	12,567	34,856

Net loss attributable to Studio City International Holdings Limited	$(96,726)	$(133,517)	$(326,451)

(1)
“Employee benefits expenses” includes salaries, bonuses and incentives, benefits and allocated labor costs for non-gaming operations from Melco’s subsidiaries. Certain amounts of “Employee benefits expenses” are included in “Other segments items” as pre-opening costs, share-based compensation and property charges and other; and with certain amounts incurred during the construction and development stage of Studio City capitalized in property and equipment.

(2)
“Other segment items” mainly include cost of inventories, advertising and promotions expenses, repair and maintenance expenses, utilities and fuel expenses, corporate and other non-gaming services recharged from Melco’s subsidiaries, pre-opening costs, property charges and other, interest income, net foreign exchange (losses) gains, (loss) gain on extinguishment of debt and income tax (expense) benefit.

F-4
4

STUDIO CITY INTERNATIONAL HOLDINGS LIMITED
ADDITIONAL INFORMATION - FINANCIAL STATEMENT SCHEDULE 1
FINANCIAL INFORMATION OF PARENT COMPANY
CONDENSED BALANCE SHEETS
(In thousands, except share and per share data)

	December 31,
	2024	2023
ASSETS
Current assets:
Cash and cash equivalents	$28	$28
Receivables from a subsidiary	8,536	6,330
Prepaid expenses and other current assets	23	3

Total current assets	8,587	6,361

Investments in subsidiaries	592,643	668,012

Total assets	$601,230	$674,373

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accrued expenses and other current liabilities	$304	$1,503
Payables to affiliated companies	338	346
Payables to subsidiaries	9,853	6,420

Total current liabilities	10,495	8,269

Total liabilities	10,495	8,269

Shareholders’ equity:
Class A ordinary shares, par value $0.0001; 1,927,488,240 shares authorized; 770,352,700 shares issued and outstanding	77	77
Class B ordinary shares, par value $0.0001; 72,511,760 shares authorized; 72,511,760 shares issued and outstanding	7	7
Additional paid-in capital	2,477,359	2,477,359
Accumulated other comprehensive income (losses)	8,701	(12,656)
Accumulated losses	(1,895,409)	(1,798,683)

Total shareholders’ equity	590,735	666,104

Total liabilities and shareholders’ equity	$601,230	$674,373

F-4
5

STUDIO CITY INTERNATIONAL HOLDINGS LIMITED
ADDITIONAL INFORMATION - FINANCIAL STATEMENT SCHEDULE 1
FINANCIAL INFORMATION OF PARENT COMPANY
CONDENSED STATEMENTS OF OPERATIONS
(In thousands)

	$		$		$
	Year Ended December 31,
	2024		2023		2022
Operating revenues		$—		$—		$—
Operating costs and expenses		(119)		—		(12)

Operating loss		(119)		—		(12)

Non-operating expenses:
Foreign exchange gains (losses), net		3		(2)		(2)
Other income, net		116		—		—
Share of results of subsidiaries		(96,726)		(133,515)		(326,437)

Total non-operating expenses		(96,607)		(133,517)		(326,439)

Loss before income tax		(96,726)		(133,517)		(326,451)
Income tax expense		—		—		—

Net loss		$(96,726)		$(133,517)		$(326,451)

F-4
6

STUDIO CITY INTERNATIONAL HOLDINGS LIMITED
ADDITIONAL INFORMATION - FINANCIAL STATEMENT SCHEDULE 1
FINANCIAL INFORMATION OF PARENT COMPANY
CONDENSED STATEMENTS OF COMPREHENSIVE LOSS
(In thousands)

	$		$		$
	Year Ended December 31,
	2024		2023		2022
	$		$		$
Net loss		$(96,726)		$(133,517)		$(326,451)
Other comprehensive income (loss):
Foreign currency translation adjustments		21,357		(985)		(5,535)

Other comprehensive income (loss)		21,357		(985)		(5,535)

Total comprehensive loss		$(75,369)		$(134,502)		$(331,986)

F-4
7

STUDIO CITY INTERNATIONAL HOLDINGS LIMITED
ADDITIONAL INFORMATION - FINANCIAL STATEMENT SCHEDULE 1
FINANCIAL INFORMATION OF PARENT COMPANY
CONDENSED STATEMENTS OF CASH FLOWS
(In thousands)

	$		$		$
	Year Ended December 31,
	2024		2023		2022
	$		$		$

Cash flows from operating activities:
Net cash provided by operating activities		$—		$1		$830

Cash flow from an investing activity:
Capital contribution to a subsidiary		—		—		(300,000)

Cash used in an investing activity		—		—		(300,000)

Cash flow from a financing activity:
Net proceeds from issuance of shares		—		—		299,159

Cash provided by a financing activity		—		—		299,159

Increase (decrease) in cash and cash equivalents		—		1		(11)
Cash and cash equivalents at beginning of year		28		27		38

Cash and cash equivalents at end of year		$28		$28		$27

F-4
8

STUDIO CITY INTERNATIONAL HOLDINGS LIMITED
ADDITIONAL INFORMATION - FINANCIAL STATEMENT SCHEDULE 1
FINANCIAL INFORMATION OF PARENT COMPANY
NOTES TO CONDENSED FINANCIAL STATEMENT SCHEDULE 1
(In thousands)

1.
Schedule 1 has been provided pursuant to the requirements of Rule
12-04(a)
and
4-08(e)(3)
of Regulation
S-X,
which require condensed financial information as to financial position, cash flows and results and operations of a parent company as of the same dates and for the same periods for which audited consolidated financial statements have been presented when the restricted net assets of the consolidated and unconsolidated subsidiaries together exceed
25
 percent of consolidated net assets as of the end of the most recently completed fiscal year. As of December 31, 2024, approximately $
657,000
of the restricted net assets were not available for distribution and, as such, the condensed financial information of SCIH has been presented for the years ended December 31, 2024, 2023 and 2022. SCIH did not receive any cash dividend from its subsidiary during the years ended December 31, 2024, 2023 and 2022.

2.	Basis of Presentation
The accompanying condensed financial information has been prepared using the same accounting policies as set out in SCIH’s consolidated financial statements except that the parent company has used the equity method to account for its investments in subsidiaries.

F-
49