Form 20-F
period 2025-12-31
STUDIO CITY INTERNATIONAL HOLDINGS Ltd
filed 2026-03-13
CIK 1713334

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2025
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
770,352,700 Class A ordinary shares and 72,511,760 Class B ordinary shares outstanding as of December 31, 2025
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
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

INTRODUCTION

In this annual report on Form 20-F, unless otherwise indicated:

•

“2025 SCF Senior Notes” refers to the 6.00% senior notes due 2025 in an aggregate principal amount of US$500,000,000 issued by Studio City Finance on July 15, 2020, and as to which no amount remains outstanding following the redemption of all remaining amounts outstanding in July 2025;

•

“2025 SCF Senior Notes Tender Offer (2023)” refers to the conditional tender offer by Studio City Finance pursuant to which it purchased for cash an aggregate principal amount of US$100.0 million of the outstanding 2025 SCF Senior Notes in November 2023;

•

“2025 SCF Senior Notes Tender Offer (2024)” refers to the conditional tender offer by Studio City Finance pursuant to which it purchased for cash an aggregate principal amount of US$100.0 million of the outstanding 2025 SCF Senior Notes in April 2024;

•	“2027 SCC Senior Secured Notes” refers to the 7.00% senior secured notes due 2027 in an aggregate principal amount of US$350,000,000 issued by Studio City Company on February 16, 2022;

•	“2028 SCF Senior Notes” refers to the 6.50% senior notes due 2028 in an aggregate principal amount of US$500,000,000 issued by Studio City Finance on July 15, 2020;

•

“2029 SCF Senior Notes” refers to the 5.00% senior notes due 2029 in an aggregate principal amount of US$1,100,000,000 issued by Studio City Finance, of which US$750,000,000 in aggregate principal amount was issued on January 14, 2021 and US$350,000,000 in aggregate principal amount was issued on May 20, 2021;

•	“ADSs” refers to our American depositary shares, each of which represents four Class A ordinary shares;

•	“Altira Macau” refers to an integrated resort located in Taipa, Macau;

•	“board” and “board of directors” refer to the board of directors of our Company or a duly constituted committee thereof;

•

“China” and “PRC” refer to the People’s Republic of China, including the Hong Kong Special Administrative Region of the People’s Republic of China (“Hong Kong”) and the Macau Special Administrative Region of the People’s Republic of China (“Macau” or “Macau SAR”), except when referencing specific laws and regulations adopted by the People’s Republic of China and other legal and tax matters applicable only to mainland China. The legal and operational risks associated with operating in mainland China may also apply to our operations in Hong Kong and Macau;

•

“City of Dreams” refers to an integrated resort located in Cotai, Macau, which currently features gaming areas and luxury hotels, a collection of retail brands, a wet stage performance theater and other entertainment venues;

•

“Concession Contract” refers to the concession contract executed between the Macau SAR and the Gaming Operator on December 16, 2022, as amended on February 10, 2026, that provides for the terms and conditions of the concession granted to the Gaming Operator, which expires on December 31, 2032;

•	“DICJ” refers to the Direcção de Inspecção e Coordenação de Jogos (the Gaming Inspection and Coordination Bureau), a department of the government of Macau;

•	“DSEC” refers to the Statistics and Census Service of Macau, a department of the government of Macau;

•	“HIBOR” refers to the Hong Kong Interbank Offered Rate;

•	“HK$” and “H.K. dollar(s)” refer to the legal currency of Hong Kong;

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

•	“MCO Cotai” refers to MCO Cotai Investments Limited, a subsidiary of Melco Resorts and a shareholder of our Company;

•	“Melco International” refers to Melco International Development Limited, a Hong Kong-listed company, the single largest shareholder of Melco Resorts;

•

“Melco Resorts” refers to Melco Resorts & Entertainment Limited, a Cayman Islands exempted company with limited liability, the American depositary shares of which are listed on the Nasdaq Global Select Market, and which, through its subsidiary MCO Cotai, is a principal shareholder of our Company;

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

•	“MOP” and “Pataca(s)” refer to the legal currency of Macau;

•	“MSC Cotai” refers to our subsidiary, MSC Cotai Limited, which is a company incorporated in the British Virgin Islands with limited liability;

•	“New Cotai” refers to New Cotai, LLC, a Delaware limited liability company;

•	“RMB” and “Renminbi” refer to the legal currency of China;

•

“SCC 2013 Project Facility” refers to the senior secured project facility, dated January 28, 2013 and as amended from time to time, entered into between, among others, Studio City Company, as borrower, and certain subsidiaries as guarantors, comprising a term loan facility of HK$10,080,460,000 (equivalent to US$1.3 billion) and a revolving credit facility of HK$775,420,000 (equivalent to US$100 million), and was amended, restated and extended by the SCC 2016 Credit Facilities;

•

“SCC 2016 Credit Facilities” refers to the facilities agreement dated November 23, 2016 with, among others, Bank of China Limited, Macau Branch, to amend, restate and extend the SCC 2013 Project Facility to provide for senior secured credit facilities in an aggregate amount of HK$234.0 million (equivalent to US$30.0 million), which consist of a HK$233.0 million (equivalent to US$29.9 million)

revolving credit facility and a HK$1.0 million (equivalent to US$0.1 million) term loan facility, and which would have matured on November 30, 2021, and was amended, restated and extended by the SCC 2021 Credit Facilities;

•

“SCC 2021 Credit Facilities” refers to the facilities agreement dated March 15, 2021 with, among others, Bank of China Limited, Macau Branch, to amend, restate and extend the SCC 2016 Credit Facilities providing for senior secured credit facilities in an aggregate amount of HK$234.0 million (equivalent to US$30.0 million), which consist of a HK$233.0 million (equivalent to US$29.9 million) revolving credit facility and a HK$1.0 million (equivalent to US$0.1 million) term loan facility, and which would have matured on January 15, 2028, and was further amended, restated and extended on November 29, 2024 including with a maturity date extended to August 29, 2029;

•

“SCC 2024 Revolving Facilities” refers to the senior secured credit facilities agreement, dated November 29, 2024, entered into between, among others, Studio City Investments, as parent, Studio City Company, as borrower, and certain subsidiaries as guarantors, pursuant to which lenders have made available to Studio City Company HK$1.945 billion (equivalent to US$250.3 million) in revolving credit facilities for a term of five years with an option to increase the commitments in an amount not exceeding US$100.0 million, subject to the satisfaction of certain conditions precedent;

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

This annual report on Form 20-F includes our audited consolidated financial statements for the years ended December 31, 2025, 2024 and 2023 and as of December 31, 2025 and 2024.

Certain monetary amounts, percentages, and other figures included in this annual report have been subject to rounding adjustments. Certain other amounts that appear in this annual report may not sum due to rounding. Figures shown as totals in certain tables may not be an arithmetic aggregation of the figures preceding them.

GLOSSARY

“average daily rate”	calculated by dividing total room revenues including complimentary rooms (less service charges, if any) by total rooms occupied, including complimentary rooms, i.e., average price of occupied rooms per day

“cage”	a secure room within a casino with a facility that allows patrons to carry out transactions required to participate in gaming activities, such as exchange of cash for chips and exchange of chips for cash or other chips

“chip”	round token that is used on casino gaming tables in lieu of cash

“concession”	a government grant for the operation of games of fortune and chance in casinos in Macau under an administrative contract pursuant to which a concessionaire, or the entity holding the concession, is authorized to operate games of fortune and chance in casinos in Macau

“dealer”	a casino employee who takes and pays out wagers or otherwise oversees a gaming table

“drop”	the amount of cash to purchase gaming chips and promotional vouchers that is deposited in a gaming table’s drop box, plus gaming chips purchased at the casino cage

“drop box”	a box or container that serves as a repository for cash, chip purchase vouchers, credit markers and forms used to record movements in the chip inventory on each table game

“electronic gaming table”	table with an electronic or computerized wagering and payment system that allow players to place bets from multiple-player gaming seats

“gaming machine”	slot machine and/or electronic gaming table

“gaming machine handle”	the total amount wagered in gaming machines

“gaming machine win rate”	gaming machine win (calculated before other incentives as administered by the Gaming Operator and allocating casino revenues related to goods and services provided to gaming patrons on a complimentary basis) expressed as a percentage of gaming machine handle

“gaming promoter”	a corporate entity who, for the purpose of promoting rolling chip and other gaming activities, arranges customer transportation and accommodation, and arranges food and beverage services and entertainment in exchange for commissions from a gaming operator

“integrated resort”	a resort which provides customers with a combination of hotel accommodations, gaming areas, retail and dining facilities, MICE space, entertainment venues and spas

“junket player”	a player sourced by gaming promoters

“marker”	evidence of indebtedness by a player to the gaming operator

“mass market patron”	a customer who plays in the mass market operations

“mass market operations”	consists of both table games and gaming machines played by mass market patrons primarily for cash stakes

“mass market table games drop”	the amount wagered in the mass market table games operations

“mass market table games hold percentage”	mass market table games win (calculated before discounts, commissions, other incentives as administered by the Gaming Operator and allocating casino revenues related to goods and services provided to gaming patrons on a complimentary basis) as a percentage of mass market table games drop

“mass market table games operations”	the mass market operations consisting of mass market patrons who play table games

“MICE”	Meetings, Incentives, Conventions and Exhibitions, an acronym commonly used to refer to tourism involving large groups brought together for an event or specific purpose

“net rolling”	net turnover in a non-negotiable chip game

“non-negotiable chip”	promotional casino chip that is not to be exchanged for cash

“non-rolling chip”	chip that can be exchanged for cash, used by mass market patrons to make wagers

“occupancy rate”	the average percentage of available hotel rooms occupied, including complimentary rooms, during a period

“premium direct player”	a rolling chip patron who is a direct customer of the gaming operator and is attracted to the casino through marketing efforts of the gaming operator

“progressive jackpot”	a jackpot for a gaming machine or table game where the value of the jackpot increases as wagers are made; multiple gaming machines or table games may be linked together to establish one progressive jackpot

“revenue per available room” or “REVPAR”	calculated by dividing total room revenues including complimentary rooms (less service charges, if any) by total rooms available, thereby representing a combination of hotel average daily room rates and occupancy

“rolling chip” or “VIP rolling chip”	non-negotiable chip primarily used by rolling chip patrons to make wagers

“rolling chip patron”	a player who primarily plays on rolling chip or VIP rolling chip tables and typically plays for higher stakes than mass market patrons

“rolling chip operations”	consists of table games played in areas designated for rolling chip patrons who are either premium direct players or junket players

“rolling chip volume”	the amount of non-negotiable chips net buy in plus the amount of cash chips converted to non-negotiable chips

“rolling chip win rate”	rolling chip table games win (calculated before discounts, commissions, other incentives as administered by the Gaming Operator and allocating casino revenues related to goods and services provided to gaming patrons on a complimentary basis) as a percentage of rolling chip volume

“slot machine”	slot or electronic gaming machine operated by a single player

“subconcession”	an agreement for the operation of games of fortune and chance in casinos between the entity holding the concession, or the concessionaire, and a subconcessionaire, pursuant to which the subconcessionaire has been or may be authorized to operate games of fortune and chance in casinos in Macau

“table games win”	the amount of wagers won net of wagers lost on gaming tables that is retained and recorded as casino revenues. Table games win is calculated before discounts, commissions, other incentives as administered by the Gaming Operator and allocating casino revenues related to goods and services provided to gaming patrons on a complimentary basis

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements relate to future events, including our future operating results and conditions, our prospects and our future financial performance and condition, all of which are largely based on our current expectations and projections. Known and unknown risks, uncertainties and other factors may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. See “Item 3. Key Information — D. Risk Factors” for a discussion of some risk factors that may affect our business and results of operations. Moreover, because we operate in a heavily regulated and evolving industry, may become highly leveraged and operate in Macau, a market with intense competition, new risk factors may emerge from time to time. It is not possible for our management to predict all risk factors, nor can we assess the impact of these factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those expressed or implied in any forward-looking statement.

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

•	the uncertainty of tourist behavior related to spending and vacationing at casino resorts in Macau;

•	cybersecurity risks including misappropriation of customer information or other breaches of information security;

•	fluctuations in occupancy rates and average daily room rates in Macau;

•	the liberalization of travel restrictions on mainland China citizens and convertibility of the Renminbi;

•	the tightened control of certain cross-border fund transfers from China;

•	the completion of infrastructure projects in Macau;

•	our ability to retain and gain new customers;

•	our ability to offer new services and attractions;

•	our future business development, financial condition and results of operations;

•	the expected growth, size of and trends in the market in Macau;

•	expected changes in our revenues, costs or expenditures;

•	our expectations regarding demand for our services and market acceptance of our brand and business;

•	the reduced access to our target markets due to travel restrictions, and the potential long-term impact on customer retention;

•

the impact on the travel and leisure industry from factors such as an outbreak of an infectious disease, such as the COVID-19 pandemic or the period of time required for tourism to return to pre-pandemic levels, extreme weather patterns or natural disasters, military conflicts and any future security alerts and/or terrorist attacks or other acts of violence;

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

EXCHANGE RATE INFORMATION

Our reporting currency is the U.S. dollar and functional currencies are the U.S. dollar, H.K. dollar and Pataca. This annual report on Form 20-F contains translations of certain Pataca, H.K. dollar and Renminbi amounts into U.S. dollars for the convenience of the reader. Unless otherwise stated, all translations of H.K. dollar and Renminbi amounts into U.S. dollars in this annual report on Form 20-F were made at the rates of HK$7.781193 to US$1.00 and RMB6.997362 to US$1.00, respectively.

The H.K. dollar is freely convertible into other currencies (including the U.S. dollar). Since May 2005, the Hong Kong Monetary Authority has maintained a trading band range of HK$7.75 to HK$7.85 per U.S. dollar. The Hong Kong government has stated its intention to maintain the U.S. dollar link at that rate range and, acting through the Hong Kong Monetary Authority, has a number of means by which it may act to maintain exchange rate stability. However, no assurance can be given that the Hong Kong government will maintain the link at HK$7.75 to HK$7.85 per U.S. dollar or at all.

The Pataca is pegged to the H.K. dollar at a rate of HK$1.00 to MOP1.03. All translations from Patacas to U.S. dollars and Singapore dollars to U.S. dollars in this annual report on Form 20-F were made at the exchange rate of MOP8.014619 to US$1.00 and SGD1.283837 to US$1.00, respectively.

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

We face various legal and operational risks and uncertainties as a company operating in Macau. Since we derive all of our revenues from our Macau business and a significant number of our customers come from, and are expected to continue to come from, China, our results of operations and financial condition may be materially and adversely affected by significant regulatory developments in China. Actions by the PRC government can also significantly affect our business by, for example, placing limits on the ability of China residents to travel or remit currency or by restricting gaming-related marketing activities in China. See “— D. Risk Factors — Risks Relating to Conducting Business and Operating in Macau — Policies, campaigns and measures adopted by the PRC and/or Macau governments from time to time could materially and adversely affect our operations.”

The legal and operational risks associated with operating in mainland China may also apply to our operations in Hong Kong and Macau. The PRC government may also intervene or influence our operations in Macau, Hong Kong or elsewhere at any time, or may exert more control over offerings conducted overseas and/or foreign investment in issuers in China, which could result in a material change in our operations and/or the value of our ordinary shares. For example, in recent years, the PRC government has enhanced regulation in areas such as anti-monopoly, anti-unfair competition, cybersecurity and data privacy. See “— Risks Relating to Our Business — Failure to protect the integrity and security of company staff, supplier and customer information and comply with cybersecurity, data privacy, data protection or any other laws and regulations related to data may materially and adversely affect our business, financial condition and results of operations, and/or result in damage to reputation and/or subject us to fines, penalties, lawsuits, restrictions on our use or transfer of data and other risks” and “— Claims or regulatory actions against us under China’s competition laws may result in fines, constraints on our business and damage to our reputation.” These laws and regulations can be complex and stringent, and many are subject to change and uncertain interpretations, which could result in claims, changes to our data and other business practices, regulatory investigations, penalties, increased cost of operations, or declines in customer growth or engagement, or otherwise affect our business. As a result, the trading prices of our ADSs and ordinary shares could significantly decline or become worthless.

Additionally, the PRC government has in the past made statements indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers and any such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or be worthless. There are risks and uncertainties which we cannot foresee for the time being, and rules and regulations in China can change quickly with little or no advance notice. See “ — Risks Relating to Conducting Business and Operating in Macau — Changes in laws, regulations and policies in China and uncertainties in the legal systems in China may expose us to risks. In addition, rules and regulations in China can change quickly with little advance notice” and “— The PRC government may influence our operations or impact our offerings conducted overseas or foreign investments in us. Its oversight and discretion over our business could result in material changes in our operations and the value of our ordinary shares and ADSs.”

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

Permissions, Approvals, Licenses, Certificates and Permits Required from PRC Authorities for Our Operations and for the Offering of Our Securities to Foreign Investors

As of the date of this annual report, we have obtained the requisite permissions, approvals, licenses, certificates and permits from PRC government authorities that are material for our business operations in those jurisdictions, and none have been denied. See “Item 4. Information on the Company — B. Business Overview — Regulations.”

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

Furthermore, in connection with an issuance of securities to foreign investors, under current PRC laws, regulations and regulatory rules, as of the date of this annual report, we do not believe we would currently be required to obtain permissions from or complete any filing with the China Securities Regulatory Commission, or CSRC, or required to go through cybersecurity review by the Cyberspace Administration of China, or CAC. In addition, we have not been asked to obtain such permissions by any PRC authority or received any denial to do so. However, the PRC government has in the past made statements indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment by issuers like us and may do so in the future. There remains significant uncertainty as to the enactment, interpretation and implementation of regulatory requirements related to overseas securities offerings and other capital markets activities.

If (i) (a) we incorrectly conclude that certain regulatory permissions and approvals are not required or (b) applicable laws, regulations, or interpretations change in a way that requires us to complete such filings or obtain such approvals in the future, and (ii) we are required to obtain such permissions or approvals in the future, but fail to receive or maintain such permissions or approvals, we may face sanctions by the CSRC, the CAC or other PRC regulatory agencies. These regulatory agencies may impose fines and penalties on us, limit our operations, limit our ability to pay dividends outside of China, limit our ability to list on stock exchanges outside of China or offer our securities to foreign investors or take other actions that could have a material adverse effect on our business, financial condition, results of operations and prospects, as well as the trading price of our securities.

Cash Flows Through Our Organization

Cash from financings and operations is primarily retained by our operating subsidiaries for the purposes of funding our operating activities and capital expenditures. Cash within our group is primarily transferred between our subsidiaries through intercompany loan arrangements. Financing raised by Studio City

International Holdings Limited has been transferred to our financing and operating subsidiaries through the use of equity capital contributions or intercompany loan arrangements. In 2025, excluding cash transferred for the purpose of the settlement of intragroup charges, no cash has been transferred to our holding company, Studio City International Holdings Limited, from its subsidiaries. See also “Item 4. Information on the Company — B. Business Overview — Taxation” and “Item 8. Financial Information — A. Consolidated Statements and Other Financial Information — Dividend Policy.” There are no regulatory or foreign exchange restrictions or limitations on our ability to transfer cash within our corporate group or to declare dividends to holders of our ADSs, except that our subsidiaries incorporated in Macau are required to set aside a specified amount of the entity’s profit after tax as a legal reserve which is not distributable to the shareholders of such subsidiaries. See “Item 4. Information on the Company — B. Business Overview — Regulations — Restrictions on Distribution of Profits Regulations” and “Item 10. Additional Information — D. Exchange Controls.”

We currently intend to retain most, if not all, of our available funds and any future earnings to repay or refinance our debt, fund our ongoing operations and fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. See “Item 8. Financial Information — A. Consolidated Statements and Other Financial Information — Dividend Policy” and note 15 to the consolidated financial statements included elsewhere in this annual report.

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

We face various legal and operational risks and uncertainties as a company operating in Macau. Since we derive all of our revenues from our Macau business and a significant number of our customers come from, and are expected to continue to come from, China, our results of operations and financial condition may be materially and adversely affected by significant regulatory developments in China. Actions by the PRC government can also significantly affect our business by, for example, placing limits on the ability of China residents to travel or remit currency or by restricting gaming-related marketing activities in China. See “— D. Risk Factors — Risks Relating to Conducting Business and Operating in Macau — Policies, campaigns and measures adopted by the PRC and/or Macau governments from time to time could materially and adversely affect our operations.”

The legal and operational risks associated with operating in mainland China may also apply to our operations in Hong Kong and Macau. The PRC government may also intervene or influence our operations in Macau, Hong Kong or elsewhere at any time, or may exert more control over offerings conducted overseas and/or foreign investment in issuers in China, which could result in a material change in our operations and/or the value of our ordinary shares. For example, in recent years, the PRC government has enhanced regulation in areas such as anti-monopoly, anti-unfair competition, cybersecurity and data privacy. See “— Risks Relating to Our Business — Failure to protect the integrity and security of company staff, supplier and customer information and comply with cybersecurity, data privacy, data protection or any other laws and regulations related to data may materially and adversely affect our business, financial condition and results of operations, and/or result in damage to reputation and/or subject us to fines, penalties, lawsuits, restrictions on our use or transfer of data and other risks” and “— Claims or regulatory actions against us under China’s competition laws may result in fines, constraints on our business and damage to our reputation.” These laws and regulations can be complex and stringent, and many are subject to change and uncertain interpretations, which could result in claims, changes to our data and other business practices, regulatory investigations, penalties, increased cost of operations, or declines in customer growth or engagement, or otherwise affect our business. As a result, the trading prices of our ADSs and ordinary shares could significantly decline or become worthless.

Additionally, the PRC government has in the past made statements indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers and any such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or be worthless. There are risks and uncertainties which we cannot foresee for the time being, and rules and regulations in China can change quickly with little or no advance notice. See “— Risks Relating to Conducting Business and Operating in Macau — Changes in laws, regulations and policies in China and uncertainties in the legal systems in China may expose us to risks. In addition, rules and regulations in China can change quickly with little advance notice” and “— The PRC government may influence our operations or impact our offerings conducted overseas or foreign investments in us. Its oversight and discretion over our business could result in material changes in our operations and the value of our ordinary shares and ADSs.”

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

Permissions, Approvals, Licenses, Certificates and Permits Required from PRC Authorities for Our Operations and for the Offering of Our Securities to Foreign Investors

As of the date of this annual report, we have obtained the requisite permissions, approvals, licenses, certificates and permits from PRC government authorities that are material for our business operations in those jurisdictions, and none have been denied. See “Item 4. Information on the Company — B. Business Overview — Regulations.”

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

Furthermore, in connection with an issuance of securities to foreign investors, under current PRC laws, regulations and regulatory rules, as of the date of this annual report, we do not believe we would currently be required to obtain permissions from or complete any filing with the CSRC or required to go through cybersecurity review by the CAC. In addition, we have not been asked to obtain such permissions by any PRC authority or received any denial to do so. However, the PRC government has in the past made statements indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment by issuers like us and may do so in the future. There remains significant uncertainty as to the enactment, interpretation and implementation of regulatory requirements related to overseas securities offerings and other capital markets activities.

If (i) (a) we incorrectly conclude that certain regulatory permissions and approvals are not required or (b) applicable laws, regulations, or interpretations change in a way that requires us to complete such filings or obtain such approvals in the future, and (ii) we are required to obtain such permissions or approvals in the future, but fail to receive or maintain such permissions or approvals, we may face sanctions by the CSRC, the CAC or other PRC regulatory agencies. These regulatory agencies may impose fines and penalties on us, limit our operations, limit our ability to pay dividends outside of China, limit our ability to list on stock exchanges outside of China or offer our securities to foreign investors or take other actions that could have a material adverse effect on our business, financial condition, results of operations and prospects, as well as the trading price of our securities.

Cash Flows Through Our Organization

Cash from financings and operations is primarily retained by our operating subsidiaries for the purposes of funding our operating activities and capital expenditures. Cash within our group is primarily transferred between our subsidiaries through intercompany loan arrangements. Financing raised by Studio City

International Holdings Limited has been transferred to our financing and operating subsidiaries through the use of equity capital contributions or intercompany loan arrangements. In 2025, excluding cash transferred for the purpose of the settlement of intragroup charges, no cash has been transferred to our holding company, Studio City International Holdings Limited, from its subsidiaries. See also “Item 4. Information on the Company — B. Business Overview — Taxation” and “Item 8. Financial Information — A. Consolidated Statements and Other Financial Information — Dividend Policy.” There are no regulatory or foreign exchange restrictions or limitations on our ability to transfer cash within our corporate group or to declare dividends to holders of our ADSs, except that our subsidiaries incorporated in Macau are required to set aside a specified amount of the entity’s profit after tax as a legal reserve which is not distributable to the shareholders of such subsidiaries. See “Item 4. Information on the Company — B. Business Overview — Regulations — Restrictions on Distribution of Profits Regulations” and “Item 10. Additional Information — D. Exchange Controls.”

We currently intend to retain most, if not all, of our available funds and any future earnings to repay or refinance our debt, fund our ongoing operations and fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. See “Item 8. Financial Information — A. Consolidated Statements and Other Financial Information — Dividend Policy” and note 15 to the consolidated financial statements included elsewhere in this annual report.

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

Risks Relating to Our Business

•	Risks relating to our reliance on the operation of the Studio City Casino under the Studio City Casino Agreement.

•	Risks relating to our short operating history.

•	Risks relating to our sole operation of Studio City.

•	Risks relating to our history of net losses.

•	Risks relating to the inability to generate sufficient cash flow to meet our debt service obligations.

•	Risks relating to our compliance with credit facility and debt instruments.

•	Risks relating to our current and potential future indebtedness and our need for additional financing.

•	Risks relating to depending on the continued efforts of our senior management and retaining qualified personnel.

•	Risks relating to failure to comply with anti-corruption laws and anti-money laundering policies.

•	Risks relating to cybersecurity and failure to protect the integrity and security of data, including customer information.

•

Risks relating to being based in or having all of our operations in Singapore, Hong Kong and Macau, uncertainties in the legal systems in China, and policies, campaigns and measures adopted by the PRC and/or Macau governments from time to time.

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

The Gaming Operator and our subsidiary, Studio City Entertainment, have entered into the Studio City Casino Agreement under which the Gaming Operator has agreed to operate Studio City Casino since we do not hold a gaming license in Macau. Under the Studio City Casino Agreement, the Gaming Operator, among other things, manages the day-to-day operations at the Studio City Casino, including determining the number and mix of gaming tables and gaming machines operated at the Studio City Casino, and recruits all casino staff, including dealers, cashiers, security and surveillance personnel and managers. The Gaming Operator deducts gaming taxes and the costs incurred in connection with its operations from Studio City Casino’s gross gaming revenues and we receive the residual amount and recognize such residual amount as revenue from the Studio City Casino Agreement. While the Studio City Casino Agreement obligates the Gaming Operator to manage the day-to-day operations of the Studio City Casino in a manner intended to appeal to gaming patrons at a standard of quality of service set by the Gaming Operator in line with the overall development and operational strategy determined by the Company, the Studio City Casino Agreement does not require the Gaming Operator to operate a minimum number of gaming tables or gaming machines at the Studio City Casino or any specified mix of gaming tables and gaming machines. Accordingly, while 259 mass gaming tables and 800 gaming machines are currently available for operation at the Studio City Casino, there is no assurance that such number and mix of gaming tables and gaming machines will be maintained by the Gaming Operator and the number of gaming tables and/or gaming machines may be reduced or increased by the Gaming Operator as it may determine pursuant to the terms and conditions of the Studio City Casino Agreement.

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

We have a short business operating history for our full operations compared to many of our competitors, and there is limited historical information available about us upon which you can base your evaluation of our business and prospects. Studio City commenced operations in October 2015 and Phase 2 progressively opened in April and September of 2023. As a result, you should consider our business and prospects in light of the risks, expenses, uncertainties and challenges that we may face given our short operating history in the intensely competitive market of the gaming business. The historical performance at the other casinos operated by the Gaming Operator should not be taken as an indication of Studio City Casino’s future performance.

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

Under the Studio City Casino Agreement, the Gaming Operator manages the day-to-day operations of the Studio City Casino and deducts gaming taxes and its costs of operations. We receive the residual gross gaming revenues and recognize these amounts as our revenue from casino contract.

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

We are dependent upon the operation of Studio City to generate our revenue and cash flows. Given that our operations are conducted only at Studio City in Macau, we are subject to greater risks than a company with several operating properties in several markets. These risks include, but are not limited to:

•	changes in Macau laws and regulations, including gaming laws and regulations, or interpretations thereof, as well as China travel and visa policies;

•	dependence on the gaming, tourism and leisure market in China;

•	limited diversification of our business and sources of revenue;

•	a decline in air, land or ferry passenger traffic to Macau from China or other areas or countries due to higher ticket costs, fears concerning travel, travel restrictions or otherwise;

•	a decline in economic and political conditions in China or Asia;

•	an increase in competition within the gaming industry in Macau or generally in Asia;

•	inaccessibility to Macau due to inclement weather, road construction or closure of primary access routes;

•	austerity measures imposed now or in the future by the governments in China or other countries in Asia;

•	tightened control of cross-border fund transfers, foreign exchange and/or anti-money laundering regulations or policies effected by the PRC or Macau governments;

•	any enforcement or legal measures taken by the PRC government to deter gaming activities and/or marketing thereof;

•	lower than expected rate of increase or decrease in the number of visitors to Macau;

•	natural and other disasters, including typhoons, outbreaks of infectious diseases, terrorism, violent criminal activities or other disruptions affecting Macau;

•	relaxation of regulations on gaming laws in other regional economies that could compete with the Macau market;

•	government restrictions on growth of gaming markets, including policies on gaming table and electronic gaming machine allocations and caps; and

•	a decrease in gaming activities and other spending at Studio City Casino.

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

Studio City Casino has historically incurred costs associated with VIP rolling chip operations, while the revenues generated from VIP rolling chip operations were volatile primarily due to high bets and the resulting high winnings and losses. Gross win per VIP table per day were approximately US$17,000 and US$8,400 in 2024 and 2023, respectively. VIP rolling chip operations are also more vulnerable to changes in the economic environment and therefore inherently more volatile than mass market operations. Moreover, VIP rolling chip operations may involve commissions to gaming promoters, if any are engaged to provide services to Studio City Casino, and, as a result, the margins associated with VIP rolling chip operations are usually lower than the margins for the mass market operations and may be volatile from period to period due to significant variances in winnings and losses. As a result, if rolling chip operations are re-introduced at the Studio City Casino, Studio City Casino’s business, results of operations and cash flows may become more volatile, compared to that of other casinos with only mass market gaming operations.

Further, the VIP rolling chip patrons pool is limited and we cannot assure you that any future VIP rolling chip patrons at Studio City Casino would be recurring players. If Studio City Casino loses its future VIP rolling chip patrons or fails to attract new VIP rolling chip patrons, revenues and cash flows from the revenue from casino contract could become materially and adversely affected. In addition, VIP rolling chip operations may be particularly susceptible to certain changes in government policies, regulations and enforcement actions. For instance, the anti-corruption campaign of the PRC government has had a negative effect on the VIP rolling chip operations in Macau. In late 2021 and early 2022, the Macau authorities arrested executives from gaming promoters for alleged illegal overseas gaming related activities. In 2023, certain of these individuals were sentenced to jail terms in addition to the payment of monetary compensation to the Macau government. Any further changes in government policies, regulations and enforcement actions may negatively affect the numbers of VIP rolling chip patrons in Macau and in turn, may materially and adversely affect our business if rolling chip operations are re-introduced at the Studio City Casino.

We have a history of net losses and may not achieve profitability in the future.

Studio City may not be financially successful or generate the cash flows that we anticipate. While we generated net income attributable to Studio City International Holdings Limited for the year ended December 31, 2019, we have historically had net losses attributable to Studio City International Holdings Limited in each of our other years of operation. For the year ended December 31, 2025, we had a net loss attributable to Studio City International Holdings Limited in the amount of US$58.8 million.

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

We have a substantial amount of existing indebtedness. As of December 31, 2025, we had total principal amount of outstanding indebtedness of US$2.03 billion, representing the outstanding principal balances of our existing notes and credit facilities. See “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources — Indebtedness.” Significant interest and principal payments are required to meet our obligations under the existing indebtedness. This substantial indebtedness could have important consequences for you and significant effects on our business and future operations. For example:

•

if Studio City is not operating with certain minimum requirements as specified in the SCC 2021 Credit Facilities and the SCC 2024 Revolving Facilities, or if we fail to meet our payment obligations or otherwise default under the agreements governing our existing indebtedness, including due to any termination or any substantial or adverse amendment of the terms of the Studio City Casino Agreement, the applicable lenders or note holders under our indebtedness will have the right to accelerate such indebtedness and exercise other rights and remedies against us;

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

Any financing will also be subject to, among others, the terms of our existing and any future financings. In addition, our ability to obtain credit, debt or equity financing on acceptable terms depends on a variety of factors that are beyond our control, including market conditions, investors’ and lenders’ perceptions of, and demand for, bond, bank and equity securities of gaming companies and interest rates. Studio City Company currently has a corporate rating of “B+” with a stable outlook by Standard & Poor’s. Studio City Finance currently has a corporate rating of “B1” by Moody’s Investors Service with a stable outlook. Although many central banks have started reducing interest rates, the direction of global policies remain uncertain. Since 2022, continued stress in the China’s property sector and a weaker, uneven post-pandemic economic recovery have weighed on risk sentiment toward China-linked U.S. dollar high-yield credit more broadly. This has at times contributed to wider spreads and weaker secondary-market performance for high-yield bonds of issuers in other sectors connected with China, including those issued by Macau gaming operators and associated entities. As a result, we cannot assure you that we will be able to obtain sufficient funding on terms satisfactory to us, or at all, to finance our existing business. If we are unable to obtain such funding, our business, cash flow, financial condition, results of operations and prospects could be materially and adversely affected. We may, from time to time, seek to obtain new financings or refinance our outstanding debt through the international markets. Any such financing or refinancing, and our evaluation thereof, will depend on the prevailing market conditions, our liquidity requirements, contractual restrictions and other factors. The amounts involved may be material.

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

In addition to risks related to the theft, loss, or unauthorized disclosure of data, we are also exposed to risks related to the availability and functionality of our information technology systems such as resulting from cybercrimes or information technology outages. If our information technology systems become damaged or otherwise cease to function properly, our service and results of operations may be adversely affected and we may have to make significant investments to repair or replace them. Furthermore, any extended downtime from power supply disruptions or information technology system outages which may be caused by cyber security attacks or other reasons at Studio City may lead to an adverse impact on our operating results if we are unable to deliver services to customers for an extended period of time.

Despite the security measures we currently have in place, our facilities and systems and those of our third-party service providers may be vulnerable to security breaches, acts of vandalism, phishing attacks, computer viruses, misplaced or lost data, programming or human errors, other cybercrimes and other events. Cybersecurity risks continue to intensify globally, with cybercriminals employing increasingly sophisticated methods of cyber-attack. There have been well-publicized attacks on large corporations, including several in our industry. Cyber-attacks are difficult to anticipate and prevent, and the technology we use to protect our systems could become outdated. The occurrence of any of the cyber incidents described above could cause reputational harm to us, expose us to legal proceedings and have a material adverse effect on our business, results of operations and cash flows.

Any perceived or actual electronic or physical security breach involving the misappropriation, loss, or other unauthorized disclosure of confidential or personally identifiable information, whether by us or by a third party, could disrupt our business, damage our reputation and relationships with our customers, suppliers and staff, expose us to risks of litigation, significant fines and penalties and liability, result in the deterioration of our customers’, suppliers’ and staff’s confidence in us, and adversely affect our business, results of operations and financial condition. Any perceived or actual unauthorized disclosure of personally identifiable information of our staff, customers, suppliers or website visitors could harm our reputation and credibility and reduce our ability to attract and retain staff, customers and suppliers. We are also subject to enactment of new laws or amendments to existing laws with more stringent requirements in relation to cybersecurity from time to time. See “Item 4. Information on the Company — B. Business Overview — Regulations — Cybersecurity Regulations.” As any of the above cybersecurity threats develop and grow and our obligations under cybersecurity regulations increase, we may find it necessary to make significant further investments to protect our data and infrastructure, including the implementation of new computer systems or upgrades to existing systems, deployment of additional personnel and protection-related technologies, engagement of third-party consultants, and training of personnel.

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

Our businesses collect, use and transmit large volumes of data, including personal data and sensitive data in various information systems relating to our guests, patrons, suppliers and staff. Such personal data is collected, used and transmitted in a number of ways to operate our business. It may also be transmitted to or from multiple jurisdictions. This includes between our offices, or to other jurisdictions, including where our third-party vendors are based.

We are subject to Macau’s Personal Data Protection Act (Law 8/2025). In addition to privacy laws and regulations, we are subject to other cybersecurity regulations related to data.

Privacy, cybersecurity or related laws regulate a range of activities including the security of data, third-party transactions and transfers of information. They may also restrict certain business activities and increase our compliance costs and efforts. Any breach or non-compliance may subject us to proceedings, damage our reputation, or result in penalties and other significant legal liabilities, and thus may materially and adversely affect our business, financial condition, and results of operations. In addition, the cybersecurity, data privacy, data protection, or other data-related laws our operations are subject to continue to evolve, and the interpretation of such laws may be strict in some cases while uncertain in others.

On December 22, 2025, the mainland China National Information Security Standardization Technical Committee issued the Network Security Standard Practice Guide –Guangdong-Hong Kong-Macau Greater Bay Area Cross-Border Personal Information Protection Requirements (Draft for Comment), setting out the basic principles and protection requirements in the personal information cross-border flow in the Guangdong-Hong Kong-Macao Greater Bay Area, which requires personal information processors to comply with the local laws and regulations in the jurisdictions concerned. It is likely that this Standard Practice Guide, if effective, will be applicable to companies operating in Hong Kong and Macau, like us.

In some jurisdictions, including mainland China where we do not currently have operations, the cybersecurity, data privacy, data protection, or other data-related laws and regulations are relatively new and evolving. In December 2023, the Cybersecurity Administration of China, or CAC, introduced the Management Measures for Reporting Cybersecurity Incidents (Draft for Comment), which require mandatory reporting within one hour for significant, major, or exceptionally major incidents. On January 4, 2022, the CAC issued the New Measures for Cybersecurity Review, or the New Measures, which amended the Measures for Cybersecurity Review (Draft Revision for Comments) released on July 10, 2021 and came into effect on February 15, 2022. The New Measures extend the scope of cybersecurity review to network platform operators engaging in data processing activities that affect or may affect national security, including overseas listings. Specifically, the New Measures provide that if a network platform operator who possesses personal information of more than one million users plans to be listed in foreign countries, it must apply for cybersecurity review and, in any event, the CAC has the authority to initiate a cybersecurity review if it considers the data processing activities in connection with a proposed listing will or may affect national security. The New Measures do not specify the types of public listings that will be subject to cybersecurity review and do not give sufficient guidance on the specific types of data processing activities that may be subject to cybersecurity review. The PRC government authorities may have wide discretion in the interpretation and enforcement of the applicable laws. As such, we cannot predict the impact of the New Measures on us, if any, at this stage, and we will closely monitor and assess the developments in the rule-making process. If the practical application of the New Measures results in mandated clearance of cybersecurity reviews and other specific actions to be completed by companies operating in Hong Kong and Macau like us, we face uncertainties as to whether such clearance can be timely obtained, or at all. We have not received any formal notice from any PRC cybersecurity regulator that we should apply for or otherwise be subject to a cybersecurity review, but we cannot be certain that such notifications will not occur in the future.

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

In addition, the China Data Security Law, which was promulgated by the Standing Committee of the National People’s Congress on June 10, 2021 and took effect on September 1, 2021, requires data collection to be conducted in a legitimate and proper manner, and stipulates that, for the purpose of data protection, data processing activities must be conducted based on data classification and hierarchical protection systems for data security. Furthermore, the recently issued Opinions on Strictly Cracking Down Illegal Securities Activities requires (i) speeding up the revision of the provisions on strengthening the confidentiality and archives management relating to overseas issuance and listing of securities and (ii) improving the laws and regulations relating to data security, cross-border data flow, and management of confidential information. The China Personal Information Protection Law (“PIPL”), which was promulgated by the Standing Committee of the

National People’s Congress on August 20, 2021 and took effect on November 1, 2021, integrates the various rules with respect to personal information rights and privacy protection and applies to the processing of personal information within mainland China as well as certain personal information processing activities outside mainland China, including those for the provision of products and services to natural persons within mainland China or for the analysis and assessment of acts of natural persons within mainland China. Given that there remain uncertainties regarding the further interpretation and implementation of those laws and regulations, we cannot assure you that we will be compliant with such new regulations in all respects, and we may be ordered to rectify and terminate any actions that are deemed illegal by the government authorities and become subject to fines and other government sanctions, which may materially and adversely affect our business, financial condition, and results of operations. Furthermore, we must also comply with other industry standards such as those for the credit card industry and other applicable data security standards.

The General Data Protection Regulation (EU) 2016/679 (“GDPR”) grants individuals extensive rights and places significant compliance obligations on organizations.

Compliance with applicable privacy and cybersecurity laws and regulations may increase our operating costs and/or adversely impact our ability to market our products, properties and services to our existing customers and guests or potential customer and guests. In addition, non-compliance with applicable privacy and cybersecurity laws and regulations by us (or in some circumstances non-compliance by third parties engaged by us) may result in damage to our reputation and/or subject us to fines, penalties, payment of damages, lawsuits, criminal liability or restrictions on our use or transfer of data. In some cases, penalties in one jurisdiction will be calculated having regard to the whole group’s turnover. As awareness of privacy harms increase globally, expectations on us continue to rise. If we fail to recognize and meet these expectations, we could suffer damage to our reputation or loss of market share in some jurisdictions.

Any failure to keep pace with and successfully incorporate technological developments into our operations may impair our ability to compete effectively.

Sophisticated information technology and systems are used in the gaming operations at Studio City Casino and our non-gaming operations and corporate functions. Technological developments in tools and solutions which can be incorporated into our operations and processes, including at Studio City Casino, are rapidly evolving, such as the recent incorporation by the Gaming Operator and other gaming operators of gaming tables utilizing radio frequency identification which permit enhanced monitoring of wagers and other gaming table activities. In addition, technologies and solutions utilizing artificial intelligence (“AI”) are becoming increasingly available, and we may adopt the use of AI-driven solutions in our businesses in the future.

Developing, acquiring, implementing and maintaining such tools and solutions may require significant capital and result in higher costs than anticipated. For example, due to the rapid evolution of AI technologies, we may need to devote significant resources to ensure that our implementation of AI solutions complies with applicable laws, regulations and internal governance and other policies. The use of AI solutions and other new technologies can also pose security risks to the confidential information and personal data maintained by us. If we or the Gaming Operator fail to keep pace with, or successfully incorporate, technological developments in such tools and solutions into the operations and processes at Studio City, our ability to compete may be impaired.

Negative press or publicity about us or our directors, officers or affiliates may lead to government investigations, result in harm to our business, brand or reputation and have a material and adverse effect on our business.

Unfavorable publicity regarding us or our directors, officers or affiliates, whether substantiated or not, including, but not limited to, as a result of any unfavorable publicity regarding and/or legal or other proceedings against parties we work with from time to time, including auditors, consultants and financial, legal or other advisors, may have a material and adverse effect on our business, brand and reputation. Such negative publicity may require us to engage in a defensive media campaign, which may divert our management’s attention, result in an increase in our expenses and adversely impact our results of operations, financial condition, prospects and strategies. The prevalence of social media compounds the potential scope of the negative publicity that could be generated. Any negative press or publicity could also lead to government or other regulatory investigations, including causing regulators to take action against us or the Gaming Operator, including actions that could affect the ability or terms upon which the Gaming Operator holds its concession, its or our suitability to continue as a shareholder of certain subsidiaries and/or the suitability of key personnel to remain with the Gaming Operator. If any of these events were to occur, it could cause a material adverse effect on our business and prospects, financial condition and results of operations.

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

The construction and renovation of large-scale properties can be dangerous. Workers at such sites are subject to hazards that may cause personal injury or loss of life, thereby subjecting the contractors and us to liabilities, possible losses, delays in completion of the projects and negative publicity. We believe, and require that, our contractors take safety precautions that are consistent with industry practice, but these safety precautions may not be adequate to prevent serious personal injuries or loss of life, damage to property or delays. However, if accidents occur during construction or renovations at our property, there may be serious delays, including delays imposed by regulators, liabilities and possible losses which may not be covered by insurance, and our business, prospects and reputation may be materially and adversely affected.

Our contractors may face difficulties in finding sufficient labor at an acceptable cost, which could cause delays and increase construction costs.

The contractors we retain to construct or renovate our projects may face difficulties and competition in finding qualified construction labor and managers as more projects commence construction in Macau as well as due to the imposition of travel restrictions. Immigration and labor regulations as well as travel restrictions in Macau or China may cause our contractors to be unable to recruit sufficient laborers from China to make up for any shortage in available labor in Macau and to help reduce the costs of construction, which could cause delays and increase our construction costs.

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

There is limited available insurance in Macau and insurers in Macau may need to secure reinsurance in order to provide adequate cover for our property and development projects. Our credit agreements, the Gaming Operator’s Concession Contract and certain other material agreements require a certain level of insurance to be maintained, which must be obtained in Macau, unless otherwise authorized by the respective counterparties. Failure to maintain adequate coverage could be an event of default under our credit agreements or the Gaming Operator’s Concession Contract and may have a material adverse effect on our business, financial condition, results of operations and cash flows.

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

We cannot assure you that our employees, consultants, contractors and agents, and those of our affiliates, will adhere to the anti-corruption compliance program that we and our affiliated companies have adopted, or that any action taken to comply with, or address compliance issues, will be considered adequate by the regulatory bodies with jurisdiction over us and our affiliates. Any violation of our compliance program or applicable law by us or our affiliates could subject us or our affiliates to investigations, prosecutions and other legal proceedings and actions which could result in civil penalties, administrative remedies and criminal sanctions, any of which may result in a material adverse effect on our reputation, cause us to lose customer relationships or lead to other adverse consequences on our business, prospects, results of operations and financial condition. In addition, as a U.S. listed company, certain U.S. laws and regulations apply to our operations and compliance with those laws and regulations increases our cost of doing business.

Fluctuation in the value of the H.K. dollar, U.S. dollar, Pataca or RMB may adversely affect our indebtedness, expenses and profitability.

Although the majority of the revenues from the operation of Studio City are denominated in H.K. dollars, we have certain expenses and revenues denominated in Patacas. In addition, a significant portion of our indebtedness and certain expenses are and are expected to be denominated in U.S. dollars, and the costs associated with repaying such debt and servicing interest payments are and also expected to be denominated in U.S. dollars. The value of the H.K. dollar and Patacas against the U.S. dollar may fluctuate and may be affected by, among other things, changes in political and economic conditions. Although the exchange rate between the H.K. dollar and the U.S. dollar has been pegged since 1983 and the Pataca is pegged to the H.K. dollar, we cannot assure you that the H.K. dollar will remain pegged to the U.S. dollar and that the Pataca will remain pegged to the H.K. dollar. In addition, the currency market for Patacas is relatively small and undeveloped and therefore our ability to convert large amounts of Patacas into U.S. dollars over a relatively short period of time may be limited. As a result, we may experience difficulty in converting Patacas into U.S. dollars, which could hinder our ability to service a portion of our indebtedness and certain expenses denominated in U.S. dollars. On the other hand, to the extent that we are required to convert U.S. dollar financings into H.K. dollars or Patacas for our operations, fluctuations in the exchange rates between H.K. dollars or Patacas against the U.S. dollar could have an adverse effect on the amounts we receive from the conversion.

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

Furthermore, the PRC government has tightened currency exchange controls and restrictions on the export and conversion of the Renminbi, the currency of mainland China, in recent years. Restrictions on the export of the Renminbi, as well as the increased effectiveness of such restrictions, may impede the flow of patrons from mainland China to Macau and/or from China, inhibit the growth of gaming in those markets and negatively impact our gaming operations.

Economic or trade sanctions and a heightened trend towards trade and technology “de-coupling” could negatively affect the relationships and collaborations with our suppliers, service providers, technology partners and other business partners, which could materially and adversely affect our competitiveness and business operations.

The United Nations and a number of countries and jurisdictions, including China, the United States and the European Union, have adopted various economic or trade sanction regimes. In particular, economic and trade sanctions have been threatened and/or imposed by the U.S. government on a number of China-based technology companies, including ZTE Corporation, Huawei Technologies Co., Ltd., or Huawei, Tencent Holdings Limited, certain of their respective affiliates, and other China-based technology companies. These China technology conglomerates manufacture and/or develop telecommunications and other equipment, software, mobile Apps and devices that are popular and widely used globally, including by us and by our customers, especially those in China. The United States has also in certain circumstances threatened to impose further sanctions, trade embargoes, and other heightened regulatory requirements on China and China-based companies. The U.S. government has brought enforcement actions against ZTE Corporation and Huawei and related persons, as well as companies who engaged in unauthorized transactions with Huawei.

These restrictions, and similar or more expansive restrictions that may be imposed by the U.S. or other jurisdictions in the future, though may not be directly applicable to us, may materially and adversely affect our suppliers, service providers, technology partners or other business partners’ abilities to acquire technologies, systems, devices or components that may be critical to our relationships or collaborations with them. For example, in 2025, the U.S. government imposed global tariffs on a wide range of products and goods, and multiple countries have responded with retaliatory tariffs and other trade restrictions. Evolving global trade policies could contribute to increased costs, supply chain disruptions and broader economic uncertainty that may indirectly affect our operations or the operations of our suppliers and business partners. In addition, if any of our suppliers, service providers, technology partners or other business partners that have collaborative relationships with us or our affiliates were to become subject to sanctions or other restrictions, this might restrict or negatively impact our ongoing relationships or collaborations with them, which could materially and adversely affect our competitiveness and business operations. Media reports on alleged uses of the technologies, systems or innovations developed by business partners or other parties not affiliated with or controlled by us, even on matters not involving us, could nevertheless damage our reputation and lead to regulatory investigations, fines and penalties against us.

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

There are also risks associated with the chronic and acute physical effects of climate change (including changes in sea levels, water shortages, droughts, typhoons and other extreme weather phenomena and natural disasters). Inability to maintain reliable energy supplies due to climate change disruptions may also impact our business continuity and an increase in frequency of extreme weather events could leave us vulnerable to increased insurance costs or limit our ability to obtain sufficient coverage. See “— Risks Relating to Conducting Business and Operating in Macau — Macau is susceptible to typhoons and heavy rainstorms that may damage our property and disrupt our operations.”

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

In recent years, the PRC government has stepped up enforcement against concentration of undertakings, cartel activities, monopoly agreements, unfair pricing, abusive behaviors by companies with market dominance and other anti-competitive activities. In December 2020, the PRC government announced that strengthening anti-monopoly measures and preventing the disorderly expansion of capital has become one of its focuses, and that it intended to improve digital regulations and legal standards for the identification of platform enterprise monopolies for the gathering, usage and management of data, and for the protection of consumer rights.

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

As of the date of this annual report, China’s statements and regulatory actions related to anti-monopoly concerns have not impacted our business, our ability to accept foreign investments or our ability to issue our securities to foreign investors. However, in the future, we may become subject to these or similar laws and regulations and compliance with such laws and regulations, as well as administrative guidance and requirements by regulators from time to time, may require significant resources and efforts, including changing our operations and pricing practices, restructuring our operations and adjusting our investment activities, which may materially and adversely affect our operations growth prospects, reputation and the trading prices of our ordinary shares and/or ADSs.

Risks Relating to Operating in the Gaming Industry in Macau

The Macau government may terminate the concession under certain circumstances without compensation to the Gaming Operator and may, pursuant to the Gaming Operator’s concession, determine that Studio City Casino may not continue to operate under the Studio City Casino Agreement, which would prevent the operation of Studio City Casino.

Under the Gaming Operator’s concession, the Macau government has the right to unilaterally terminate the concession in the event of non-compliance by the Gaming Operator with its basic obligations under the concession and applicable Macau laws. If such a termination were to occur, the Gaming Operator would be unable to operate gaming in Macau, including at Studio City Casino. Under the terms of the Concession Contract, termination events include, among others, endangerment to the national security of mainland China or Macau; the operation of gaming without permission or operation of a business which does not fall within the business scope of the concession; abandonment of approved business or suspension of operations of its gaming business in Macau without reasonable grounds; transfer of all or part of the Gaming Operator’s operation in Macau in violation of the relevant laws and administrative regulations governing the operation of games of fortune or chance and other casino games in Macau and without Macau government approval; failure to pay taxes, premiums, levies or other amounts payable to the Macau government; systematic non-compliance with the Macau Gaming Operations Law’s basic obligations; for reasons of public interest; and for failure to meet probity standards or failure to meet the investment amount and other criteria set in the Concession Contract within the period set by the Macau government. These events could lead to the termination of the Gaming Operator’s concession without compensation and the Gaming Operator would be unable to operate gaming in Macau, which may have a material adverse effect on our financial condition, results of operations and cash flows and could result in defaults under our indebtedness agreements and a partial or complete loss of our investments in Studio City. In many of these instances, the Concession Contract does not provide a specific cure period within which any such events may be cured and, instead, the Gaming Operator would rely on consultations and negotiations with the Macau government to remedy any such violation.

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

The gaming industry in Macau and elsewhere in Asia is highly competitive. Our competitors include many of the largest gaming, hospitality, leisure and resort companies in the world. Some of these current and future competitors are larger than us and may have more diversified resources, better brand recognition and greater access to capital to support their developments and operations in Macau and elsewhere. In particular, in recent years, competitors have opened new properties, expanded operations and/or announced their intention for further expansion and developments in Cotai, where Studio City is located. For example, Galaxy Casino, S.A., or Galaxy, progressively opened phase 3 of the Galaxy Macau Resort from the second quarter of 2023, while Phase 4 is currently under development with its construction expected to be completed in 2027. In addition, Sociedade de Jogos de Macau, S.A., or SJM, opened Grand Lisboa Palace in July 2021 and opened two additional hotels in 2023, while Sands Cotai Central in Cotai has been rebranded and redeveloped into The Londoner Macau, which opened in February 2021, and completed renovations of the former Sheraton Grand, rebranding the hotel as the Londoner Grand, which opened in June 2025.

Studio City Casino will also compete to some extent with casinos located in other countries, such as Singapore, the Philippines, Malaysia, South Korea, Vietnam, Cambodia, India, Australia, New Zealand, Japan and elsewhere in the world, including Las Vegas and Atlantic City in the United States, and in the future, proposed developments in Japan and the United Arab Emirates, among others. Certain other markets may in the future legalize casino gaming, including Taiwan . Certain of these gaming markets may not be subject to as stringent regulations as the Macau market. Studio City Casino will also compete with both legal and illegal online gaming and sports-betting websites, cruise ships operating out of Hong Kong and other areas of Asia that offer gaming. The proliferation of gaming venues in Asia could significantly and adversely affect our business, results of operations, financial condition, cash flows and prospects.

Currently, Macau is the only region in China offering legal casino gaming. Although the PRC government has strictly enforced its regulations prohibiting domestic gaming operations in mainland China, there may be casinos in parts of mainland China that are operated illegally and without licenses. In addition, there is no assurance that the PRC government will not in the future permit gaming operations in mainland China.

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

While the Gaming Operator does not currently have gaming promoters arrangements at the Studio City Casino following their cessation in December 2021, if the Gaming Operator decides to enter into new arrangements with gaming promoters in the future, such arrangements and related activities will be subject to the requirements under the applicable laws and regulations. In September 2009 and 2022, the Macau government set and confirmed a cap on commission payments to gaming promoters of 1.25% of net rolling. In 2022, amendments to the Macau Gaming Operations Law and the New Gaming Activities Law set additional requirements applicable to the Studio City Casino. Any failure to comply with these regulations, as they may be applicable, may result in the imposition of liabilities, fines and other penalties and may materially and adversely affect the Gaming Operator’s concession or the operation of the Studio City Casino. See “Item 4. Information on the Company — B. Business Overview — Regulations — Gaming Activities Regulations.”

In addition, the Macau government imposed regulations and restrictions that affect the minimum age required for entrance into casinos in Macau, entry into casinos by off-duty gaming-related employees, data privacy and other matters. Any such legislation, regulation or restriction which is being or may in the future be imposed by the Macau government may have a material adverse impact on our operations, business and financial performance. Furthermore, our inability to address any of these requirements or restrictions imposed by the Macau government could adversely affect our reputation and result in criminal or administrative penalties, in addition to any civil liability and other expenses. See “Item 4. Information on the Company — B. Business Overview — Regulations — Gaming Operation Regulations.”

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

Under the Macau Gaming Operations Law, the Macau government has set a cap on gaming tables and gaming machines that may be operated in Macau at 6,000 gaming tables and 12,000 gaming machines. In addition, gaming tables and gaming machines previously allocated to a concessionaire may also be revoked if the minimum average annual gross gaming revenue of MOP7 million (equivalent to approximately US$873,404) for gaming tables and MOP300,000 (equivalent to approximately US$37,432) for gaming machines are not met for two consecutive years or the tables or gaming machines are not fully utilized without reason within a certain period.

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

Our activities in Macau are subject to administrative review and approval by various departments of the Macau government. For example, our business activities and Studio City Casino are subject to the administrative review and approval by the DICJ, Health Bureau, Labor Bureau, Construction Works Bureau, Fire Department, Finance Department and Government Tourism Office. We cannot assure you that we or the Gaming Operator will be able to obtain or maintain all necessary approvals, which may materially affect our business, financial condition, results of operations, cash flows and prospects. Macau law permits redress to the courts with respect to administrative actions. However, such redress is largely untested in relation to gaming regulatory issues.

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

•

Limited Availability of Credit to Gaming Patrons. The Gaming Operator may conduct its table gaming activities at Studio City Casino partially on a credit basis and may extend credit to certain of its patrons. Any general economic downturn and turmoil in the financial markets may result in broad limitations on the availability of credit from credit sources as well as lengthening the recovery cycle of extended credit. In particular, due to credit conditions in mainland China and the tightening of cross-border fund transfers by the PRC government to control capital outflows in recent years, the number of visitors to Macau from mainland China, as well as the amounts they are willing to spend in casinos, may decrease, which could have a material adverse effect on our business, financial condition and results of operations.

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

Macau’s free port, offshore financial services and free movement of capital create an environment whereby Macau’s casinos could be exploited for money laundering purposes. Melco Resorts’ and the Gaming Operator’s anti-money laundering policies, which we believe to be in compliance with all applicable anti-money laundering laws and regulations in Macau, are applied to the operation of Studio City Casino. However, we cannot assure you that the Gaming Operator, our contractors, agents or the staff performing services at Studio City Casino will continually adhere to such policies or any such policies will be effective in preventing Studio City Casino operations from being exploited for money laundering purposes, including from jurisdictions outside of Macau. We cannot assure you that the anti-money laundering measures we have adopted and undertaken or will adopt and undertake in the future will be effective or that we will not be subject to any accusation or investigation related to any possible money laundering activities.

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

We are a subsidiary of Melco Resorts and have benefited significantly from our relationship with Melco Resorts in marketing our brand. For example, we have benefited by providing services to Melco Resorts’ long-term customers. We also benefit from Melco Resorts’ strong brand recognition in Macau, which has provided us credibility and a broad marketing reach. If Melco Resorts loses its market position, the effectiveness of our marketing efforts through our association with Melco Resorts may be materially and adversely affected. In addition, any negative publicity associated with Melco Resorts including, but not limited to, as a result of any unfavorable publicity regarding and/or legal or other proceedings against parties it works with from time to time, including auditors, consultants and financial, legal or other advisors, will likely have an adverse impact on the effectiveness of our marketing as well as our reputation and our brand.

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

•

Allocation of Business Opportunities. Melco Resorts, as well as the Gaming Operator, may take action to construct and operate new gaming projects or invest in such projects located in the Asian region (including new gaming projects in Macau) or elsewhere, which, along with their current operations, including City of Dreams and Altira Macau, may divert their attention and resources. For example, in 2015, Melco Resorts opened City of Dreams Manila, a casino, hotel, retail and entertainment resort in Manila, the Philippines. In 2019, Melco Resorts acquired from Melco International a 75% equity interest in the City of Dreams Mediterranean project, which was launched in 2023, as well as the satellite casinos operating in conjunction with the City of Dreams Mediterranean in Cyprus. In 2025, Melco Resorts commenced casino operations at City of Dreams Sri Lanka, an integrated resort in Colombo, Sri Lanka. We could face competition from these other gaming projects. Due to the Management and Shared Services Arrangements we have with Melco Resorts, should Melco Resorts decide to focus more attention on gaming projects located in other areas, including in jurisdictions that may be expanding or commencing their gaming industries, or should economic conditions or other factors result in a significant decrease in gaming revenues and number of patrons in Macau, Melco Resorts may make strategic decisions to focus on their other projects rather than us, which could adversely affect our development and operation of Studio City and future growth.

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

Risks Relating to Conducting Business and Operating in Macau

Our business, financial condition and results of operations may be materially and adversely affected by any economic slowdown in China and nearby Asia regions as well as globally.

All of our operations are in Macau. Accordingly, our results of operations and financial condition may be materially adversely affected by significant political, social and economic developments in China. A slowdown in economic growth in China could adversely impact the number of visitors from China to Studio City as well as the amount they are willing to spend in our hotel towers, restaurants and other facilities and Studio City Casino, which could have a material adverse effect on our results of the operations and financial condition. Various factors have negatively impacted economic growth in China in recent years, including the government’s efforts to cool China’s housing market and disruptions caused by COVID-19, leading to reduced consumer discretionary budget and ultimately affecting their spending on travel and leisure. Moreover, China’s common prosperity drive, which was launched in 2021 and remains a long-term policy objective, aims to narrow the nation’s wealth gap by reducing wealth inequality. Any changes in the income tax rate or government policy which discourages consumption may affect the spending patterns of our patrons. All of these measures as well as a number of measures taken by the PRC government in recent years to control the rate of economic growth, including those designed to tighten credit and liquidity, may have contributed to the slowdown of China’s economy in recent years. According to preliminary estimates from the National Bureau of Statistics of China, mainland China’s GDP growth rate was 5.0% in 2025, which was in line with the 5.0% growth in 2024. China also set the GDP growth target at 4.5%-5.0% for 2026. Any slowdown in China’s future growth may have an adverse impact on financial markets, currency exchange rates and other economies, as well as the spending of visitors in Macau and Studio City. There is no guarantee that economic downturns, whether actual or perceived, any further decrease in economic growth rates or an otherwise uncertain economic outlook in China will not occur or persist in the future, that they will not be protracted or that governments will respond adequately to control and reverse such conditions, any of which could materially and adversely affect our business, financial condition and results of operations.

In addition, the global macroeconomic environment continues to face significant challenges, such as the continuation of international trade conflicts, including the trade disputes between the United States and China and the imposition of trade tariffs and related retaliatory measures between these two countries and globally.

Heightened tensions remain between the United States and China in connection with ongoing trade disputes as well as other political factors and may escalate. Such tensions, or any escalation in tensions between the United States and China, or globally, could reduce levels of trade, investment, technological exchanges and other economic activities between these two major economies, which would have a material adverse effect on global economic conditions and the stability of global financial markets.

Elevated inflation rates in places where we operate and globally may weaken discretionary spending of our customers and increase our operating costs such as through increases in salary payments for our staff or key expenditures in our business. In September 2024, the U.S. Federal Reserve lowered the benchmark federal-funds rate for the first time in four years to 5.00% and has continued to lower interest rates in 2025 to the current rate of 3.75%. The direction that the U.S. Federal Reserve will take with regards to its monetary policy is uncertain. Interest rate hikes from one or more central banks across the world to address inflation or other macroeconomic factors would increase the cost of credit throughout global economies, impacting cashflows for both businesses and consumers as they spend more on interest payments which, in turn, reduces the amount available for capital investments and for discretionary consumption. Any developments that adversely impact global liquidity, heighten market volatility and increase U.S. dollar funding costs resulting in tightened global financial conditions and a prolonged period of volatile and unstable market conditions would likely increase our funding costs and negatively affect our market risk mitigation strategies.

Since 2022, continued stress in China’s property sector and a weaker, uneven post-pandemic economic recovery have weighed on risk sentiment toward China-linked U.S. dollar high-yield credit more broadly. This has at times contributed to wider spreads and weaker secondary-market performance for high-yield bonds of issuers in other sectors connected with China, including those issued by Macau gaming operators and associated entities. Other factors affecting discretionary consumer spending, including the level of disposable consumer income, fears of recession, lack of consumer confidence in the economy, change in consumer preferences, high energy, fuel and other commodity costs and increased cost of travel may negatively impact our business. An extended period of reduced discretionary spending and/or disruptions or declines in travel have had and could materially adversely affect our business, results of operations and financial condition.

Considerable uncertainty remains over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. There have been concerns over conflicts, unrest and terrorist threats in the Ukraine, Middle East, Europe and Africa, including, but not limited to, between the United States, Israel and Iran, and the continuing military conflict between Russia and Ukraine leading to sanctions and export controls being imposed by the United States, the European Union, the United Kingdom and other countries targeting Russia, its financial system and major financial institutions and certain Russian entities and persons. Such sanctions and measures and conflicts have had and may continue to have a negative impact on our business and our ability to accept certain customers. These conflicts have also caused volatility in global financial markets as well as a rise in prices of oil, gas and other commodities. In addition, concerns over potential conflicts involving the Korean peninsula persist. Any severe or prolonged slowdown in the global economy or increase in international trade or political conflicts may materially and adversely affect our business, results of operations and financial condition. In addition, continued turbulence in the international markets may adversely affect our ability to access capital markets to meet liquidity needs.

Studio City Casino’s operations could be adversely affected by foreign exchange restrictions on the Renminbi.

Gaming operators in Macau are currently prohibited from accepting wagers in Renminbi, the currency of China. There are currently restrictions on the export of the Renminbi outside of mainland China, including to Macau. For example, a mainland China citizen traveling abroad is only allowed to take a total of RMB20,000 (equivalent to approximately US$2,858) plus non-RMB currency with an amount equivalent of up to US$5,000 out of mainland China. Moreover, an annual limit of RMB100,000 (equivalent to approximately US$14,291) is the aggregate amount that can be withdrawn overseas from mainland China bank accounts was set by the PRC government. In addition, the PRC government’s ongoing anti-corruption campaign has led to tighter monetary transfer regulations, including real-time monitoring of certain financial channels, reducing the amount that mainland China-issued ATM cardholders can withdraw in each withdrawal, imposing a limit on the annual aggregate amount that may be withdrawn and the launch of facial recognition and identity card checks with respect to certain ATM users, which could disrupt the amount of money visitors can bring from mainland China to Macau. Furthermore, the Macau government performs identity card checks with respect to certain ATM users and recommended banks perform adequate due diligence and monitoring of merchants with respect to usage of point-of-sales machines, such as cash registers where a customer is charged for goods or services purchased. These measures may limit liquidity availability and curb capital outflows. In addition, all individuals entering Macau with an amount in cash or negotiable instrument to the bearer equal to or higher than the amount of MOP120,000 (equivalent to approximately US$14,973) as determined by the Chief Executive of Macau are required to declare such amount to the customs authorities. For further details, please refer to “Item 4. Information on the Company — B. Business Overview — Regulations — Control of Cross-border Transportation of Cash Regulations.” The adoption of digital currency by the PRC government may also cause more restrictions on the export of the Renminbi out of mainland China, which may impede the flow of customers from mainland China to Macau, inhibit the growth of gaming in Macau and negatively impact the operation of Studio City Casino.

Policies, campaigns and measures adopted by the PRC and/or Macau governments from time to time could materially and adversely affect our operations.

Our operating results may be adversely affected by:

•	tightening of travel restrictions to, from or within China, including due to the outbreak of infectious diseases, such as COVID-19 outbreaks;

•	austerity measures which may be imposed by the PRC government;

•	changes in government policies, laws and regulations, or in the interpretation or enforcement of these policies, laws and regulations;

•	changes in cross-border fund transfer and/or foreign exchange regulations or policies effected by the PRC and/or Macau governments;

•	measures taken by the PRC government to deter marketing of gaming activities to mainland China residents by offshore casinos;

•	measures that may be introduced to control inflation, such as interest rate increases or bank account withdrawal controls; and

•	changes in the rate or method of taxation by the Macau government.

A significant number of the customers of Studio City Casino come from, and are expected to continue to come from, China. Any travel restrictions imposed by China, such as the travel restrictions imposed due to COVID-19 outbreaks, could negatively affect the number of patrons visiting Studio City from China. Under the Individual Visit Scheme, or IVS, mainland China citizens from certain cities have been able to travel to Macau individually instead of as part of a tour group. China also banned “zero fare tours,” popular among visitors to Macau from mainland China, whereby travelers avail the services of tour guides at minimal or no cost if they agree to shop in designated areas in exchange. While the PRC government has restricted and then loosened IVS travel frequently, it has indicated its intention to maintain tourism development by opening the IVS to more China cities to visit Macau. For example, the IVS was further expanded to Qingdao and Xi’an beginning in March 2024. It is unclear whether these and other measures will continue to be in effect or become more restrictive in the future. A decrease in the number of visitors from China could adversely affect Studio City’s results of operations.

In addition, certain policies and campaigns implemented by the PRC government may lead to a decline in the number of patrons visiting Studio City and the amount of spending by such patrons. The strength and profitability of our business depend on consumer demand for integrated resorts in general and for the type of luxury amenities that a gaming operator offers. Initiatives and campaigns undertaken by the PRC government in recent years have resulted in an overall dampening effect on the behavior of China consumers and a decrease in their spending, particularly in luxury good sales and other discretionary spending. For example, the PRC government’s ongoing anti-corruption campaign has had an overall dampening effect on the behavior of China consumers and their spending patterns both domestically and abroad. In addition, the number of patrons visiting Studio City may be affected by the PRC government’s focus on deterring marketing of gaming to China citizens and its initiatives to tighten monetary transfer regulations, increase monitoring of various transactions, including bank or credit card transactions, reduce the amount that mainland China-issued ATM cardholders can withdraw in each withdrawal and impose a limit on the annual aggregate amount that may be withdrawn. For example, certain staff of a foreign casino were convicted in China in connection with gaming-related promotional activities in mainland China which created regulatory uncertainty on marketing activities in mainland China. Amendments to PRC’s criminal laws, which provide that anyone that organizes trips for mainland China citizens for the purpose of gambling outside of mainland China, including Macau, may be deemed to have conducted a criminal act, came into effect on March 1, 2021. In late 2021 and early 2022, the Macau authorities arrested executives from gaming promoters for alleged illegal overseas gaming related activities. In 2023, certain of these individuals were sentenced to jail terms in addition to the payment of monetary compensation to the Macau government. The

PRC government has also developed its digital currency and has performed certain test trials in its application within China. If a digital currency is adopted by the Macau government for gaming operations in Macau, there could be a material and adverse impact on Studio City Casino’s operations if limitations on transactions per player are also introduced in conjunction with the adoption of the digital currency. A wide interpretation, application or enforcement of these laws and regulations by the PRC governmental authorities could have a material and adverse effect on our business and prospects, financial condition and results of operations.

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

Changes in laws, regulations and policies in China and uncertainties in the legal systems in China may expose us to risks. In addition, rules and regulations in China can change quickly with little advance notice.

We are based in and have all of our operations and administrative and corporate functions in Macau, Hong Kong and Singapore. As a significant number of our customers come from, and are expected to continue to come from, China, our results of operations and financial condition may be materially and adversely affected by significant regulatory developments not only in Macau but also in the rest of China. Gaming related activities in China, including marketing activities, are strictly regulated by the PRC government and subject to various laws and regulations. The PRC legal system continues to evolve and the interpretations of laws, regulations and rules are not always uniform. Rules and regulations in China can change quickly with little advance notice. In addition, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all. As a result, we may not be aware of all policies and rules imposed by the PRC authorities which may affect or relate to our business and operations. There is also no assurance that our interpretation of the laws and regulations that affect our activities in China is or will be consistent with the interpretation and application by the PRC governmental authorities. These uncertainties may impede our ability to assess our legal rights or risks relating to our business and activities. Any changes in the laws and regulations, or in the interpretation or enforcement of these laws and regulations, which affect gaming-related activities in China could require additional expenditures and efforts on our part to ensure our compliance with such regulations or interpretations and have a material and adverse effect on our business and prospects, financial condition and results of operations. We may incur penalties for any failure to comply with PRC laws and regulations.

In addition, PRC administrative and court authorities have discretion in interpreting and implementing statutory terms. Such discretion of the PRC administrative and court authorities increases the uncertainties in the PRC legal system and makes it difficult to evaluate the likely outcome of any administrative and court proceedings in China and the level of legal protection we enjoy than in other legal systems. Any litigation or proceedings in China may be protracted and result in substantial costs and diversion of our resources and management attention. Any such litigation or proceedings could have a material adverse effect on our business, reputation, financial condition and results of operations.

The PRC government may influence our operations or impact our offerings conducted overseas or foreign investments in us. Its oversight and discretion over our business could result in material changes in our operations and the value of our ordinary shares and ADSs.

The PRC government has exercised and continues to exercise substantial control over virtually every sector of the China economy through evolving development, interpretation and implementation of applicable laws and regulations. The PRC government may also enact new laws, rules or regulations, which may influence our operations, at any time as the PRC government deems appropriate to further regulatory, political and societal goals, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in our operations and/or the value of our ordinary shares. Additionally, the PRC government has in the past made statements indicating an intent to exert more oversight and control over offerings by China-based issuers that are conducted overseas and/or foreign investment in China-based issuers and any such action could significantly impact our ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or be worthless. See also “— Risks Relating to Our Business — Failure to protect the integrity and security of company staff, supplier and customer information and comply with cybersecurity, data privacy, data protection or any other laws and regulations related to data may materially and adversely affect our business, financial condition and results of operations, and/or result in damage to reputation and/or subject us to fines, penalties, lawsuits, restrictions on our use or transfer of data and other risks” for discussions relating to the China Data Security Law.

For example, on February 17, 2023, the CSRC released a set of rules, including the Trial Administrative Measures of Overseas Securities Offerings and Listings by Domestic Companies, or the Trial Administrative New Measures, and related guidelines, which came into effect on March 31, 2023, and the Notice on the Arrangements for the Recordation Management of Overseas Issuances and Listings of Domestic Enterprises, or the Notice, on Overseas Issuance and Listing.

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

We do not believe that our previous or future offshore offerings are or will be subject to the filing procedures under the Trial Administrative New Measures and related guidelines as (i) we do not and do not expect to have any subsidiaries in mainland China, and none of our operating revenue, total profit, total assets or net assets as recorded in our audited consolidated financial statements for the most recent financial year is being accounted for by any mainland China domestic subsidiaries; (ii) the main parts of the Company’s business activities are not and are not expected to be conducted in mainland China; (iii) the Company’s principal places of business are not and are not expected to be located in mainland China; (iv) the senior management in charge of the Company’s business operation are not mainland China citizens and the management does not and is not expected to be domiciled in mainland China; and (v) the risk factors disclosed in the offering document of any future offshore offerings are not expected to be predominately related to mainland China as compared to other countries and regions. However, uncertainties exist as to how the Trial Administrative New Measures and the related guidelines will be interpreted and implemented. Particularly, the Principle is subject to any new laws, rules and regulations or interpretations and implementations in any form relating to the filing requirements under the Trial Administrative New Measures at the discretion of the PRC government authorities.

If (i) (a) we incorrectly conclude that certain regulatory permissions and approvals are not required or (b) applicable laws, regulations, or interpretations change in a way that requires us to complete such filings or obtain such approvals in the future, and (ii) we are required to obtain such permissions or approvals in the future, but fail to receive or maintain such permissions or approvals, we may face sanctions by the CSRC, the CAC or other PRC regulatory agencies. These regulatory agencies may impose fines and penalties on us, limit our operations, limit our ability to list on stock exchanges outside of China or offer our securities to foreign investors or take other actions that could have a material adverse effect on our business, financial condition, results of operations and prospects, as well as the trading price of our securities.

Terrorism, violent criminal acts, the uncertainty of war, widespread health epidemics or pandemics, political developments and other factors affecting discretionary consumer spending and leisure travel may reduce visitation to Macau and harm our operating results.

The strength and profitability of our business depend on consumer demand for integrated resorts and leisure travel in general. Terrorist and violent criminal activities in Europe, the United States, Southeast Asia and elsewhere, the military conflict between Russia and Ukraine and conflicts in the Middle East, and/or social events and natural disasters such as typhoons, tsunamis and earthquakes, and outbreaks of widespread health epidemics or pandemics have negatively affected and in the future may negatively affect travel and leisure expenditures. Terrorism, other criminal acts of violence or social events and widespread health epidemics or pandemics could have a negative impact on international travel and leisure expenditures, including lodging, gaming and tourism. We cannot predict the extent to which such acts may affect us, directly or indirectly, in the future. See also “— Risks Relating to Conducting Business and Operating in Macau — An outbreak of widespread health epidemics or pandemics, contagious disease or other outbreaks may have an adverse effect on the economies of affected countries or regions and may have a material adverse effect on our business, financial condition and results of operations” and “— Risks relating to Our Business — Economic or trade sanctions and a heightened trend towards trade and technology “de-coupling” could negatively affect the relationships and collaborations with our suppliers, service providers, technology partners and other business partners, which could materially and adversely affect our competitiveness and business operations.”

In addition, other factors affecting discretionary consumer spending, including the level of disposable consumer income, fears of recession, lack of consumer confidence in the economy, change in consumer preferences, high energy, fuel and other commodity costs and increased cost of travel may negatively impact our business. An extended period of reduced discretionary spending and/or disruptions or declines in airline travel could materially adversely affect our business, results of operations and financial condition.

An outbreak of widespread health epidemics or pandemics, contagious disease or other outbreaks may have an adverse effect on the economies of affected countries or regions and may have a material adverse effect on our business, financial condition and results of operations.

Our operations could be, and in certain cases, such as COVID-19 outbreaks, have been adversely affected by the outbreak of widespread health epidemics or pandemics, such as swine flu, avian influenza, severe acute respiratory syndrome (SARS), Middle East respiratory syndrome (MERS), Zika and Ebola. The occurrence of such health epidemics or pandemics, prolonged outbreak of an epidemic illness or other adverse public health developments in China or elsewhere in the world could materially disrupt our business and operations. Such events could significantly impact our industry and cause severe travel restrictions within China as well as temporary or prolonged closures of the facilities we use for our operations and disruptions to public transportation, which could severely disrupt our operations and have a material adverse effect on our business, financial condition and results of operations. Such events may also indirectly and materially adversely impact our operations by negatively impacting the outlook, growth or business sentiment in the global, regional or local economy.

There can be no assurance that any reemergence or outbreak of COVID-19, swine flu, avian influenza, SARS, MERS, Zika, Ebola or other contagious disease or any measures taken by the governments of affected countries against such potential outbreaks will not seriously interrupt our gaming operations. The perception that an outbreak of any health epidemic or contagious disease may occur may also have an adverse effect on the economic conditions of countries in Asia. In addition, our operations could be disrupted if any of our facilities or employees or others involved in our operations were suspected of having COVID-19, swine flu, avian influenza, SARS, MERS, Zika or Ebola as this could require us to quarantine some or all of such employees or persons or disinfect the facilities used for our operations. Furthermore, any future outbreak may restrict economic activities in affected regions, which could result in reduced business volume and the temporary closure of our facilities or otherwise disrupt our business operations and adversely affect our results of operations. Our revenues and profitability could be materially reduced to the extent that a health epidemic or other outbreak harms China or global economy in general.

Macau is susceptible to typhoons and heavy rainstorms that may damage our property and disrupt our operations.

Macau’s subtropical climate and location on the South China Sea renders it susceptible to typhoons, heavy rainstorms and other natural disasters. In the event of a major typhoon, heavy rainstorms or other natural disasters in Macau, such as Typhoon Ragasa in Macau in September 2025, Studio City may be severely damaged, our operations may be materially and adversely affected and Studio City Casino may even be required to temporarily cease operations by regulatory authorities. Any flooding, unscheduled cessation of operations, interruption in the technology or transportation services or interruption in the supply of public utilities is likely to result in an immediate, and possibly substantial, loss of revenues due to a shutdown of Studio City, including operations at Studio City Casino. Although we benefit from certain insurance coverage with respect to these events, our coverage may not be sufficient to fully indemnify us against all direct and indirect costs, including loss of business, which could result from substantial damage to, or partial or complete destruction of, Studio City or other damages to the infrastructure or economy of Macau.

Risks Relating to Our Shares and ADSs

We are a Cayman Islands holding company. Our sole material asset is our equity interest in MSC Cotai and we will be accordingly dependent upon distributions from MSC Cotai to pay dividends and cover our corporate and other expenses.

We are a Cayman Islands holding company and have no material assets other than our equity interest in MSC Cotai. We have also undertaken that we will not own equity interests in any other entity other than MSC Cotai and that we will contribute to MSC Cotai all net proceeds received by us from sales of equity securities and sales of assets. Please see “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions — Pre-IPO Organizational Transactions.” Because we will have no independent means of generating revenue, our ability to pay dividends, if any, and cover our corporate and other expenses is dependent on the ability of MSC Cotai to generate revenue to pay such dividends and expenses. This ability, in turn, may depend on the ability of MSC Cotai’s subsidiaries to make distributions to it. The ability of MSC Cotai and its subsidiaries to make such distributions will be subject to, among other things, (i) the applicable laws and regulations of the relevant jurisdictions that may limit the amount of funds available for distribution, (ii) restrictions in the Participation Agreement or relevant debt instruments issued by MSC Cotai or its subsidiaries in which it directly or indirectly holds an equity interest and (iii) the availability of funds to distribute. For example, if COVID-19 outbreaks return and disrupt our operations or escalates, it may have a material adverse effect on the availability of funds for MSC Cotai and its subsidiaries to distribute. To the extent that we need funds and MSC Cotai or its subsidiaries are restricted from making such distributions or payments under applicable law or regulation or under the terms of any financing arrangements, or are otherwise unable to provide such funds, our liquidity and financial condition could be materially and adversely affected. In addition, we are not a mainland China operating company and investors may never directly hold equity interests in our operating subsidiaries. This organizational structure involves unique risks to investors, including the possibility of PRC or Macau regulatory authorities disallowing our organizational structure, which would likely result in a material change in our operations and/or value of our ADSs making them significantly decline or worthless.

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

We had previously received notice from the New York Stock Exchange that we were not in compliance with certain provisions of the New York Stock Exchange Listed Company Manual, or the NYSE Manual, including the requirement that the number of total shareholders of the Company’s capital stock be no less than 400 shareholders and the number of total shareholders of the Company’s capital stock to be no less than 1,200 shareholders if the average monthly volume of its ADSs is less than 100,000 for the most recent 12 months. We subsequently submitted a business plan to the New York Stock Exchange, which was accepted by the New York Stock Exchange. The New York Stock Exchange subsequently notified the Company that it had regained compliance with the applicable continued listing requirements.

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

The trading price of our ADSs has been and may continue to be subject to wide fluctuations. Since our listing on October 18, 2018 to March 6, 2026, the trading prices of our ADSs ranged from US$1.52 to US$28.59 per ADS and the closing sale price on March 6, 2026 was US$2.85 per ADS. The trading price of our ADSs may be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, including the performance and fluctuation of the market prices of other companies with business operations located mainly in Macau or China that have listed their securities in the United States. In addition to market and industry factors, the price and trading volume for our ADSs may be highly volatile for factors specific to our own operations, including the following:

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

The trading market for our ADSs depends in part on the research and reports that securities or industry analysts publish about us or our business. If research analysts do not establish and maintain adequate research coverage or if one or more of the analysts who cover us downgrades our ADSs or publishes inaccurate or unfavorable research about our business, the market price for our ADSs would likely decline. If one or more of these analysts cease coverage of our Company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which, in turn, could cause the market price or trading volume for our ADSs to decline.

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

As of December 31, 2025, New Cotai owned 31,149,140 ADSs, representing approximately a 14.8% voting and economic interest in our Company, and 72,511,760 Class B ordinary shares, representing approximately a 8.6% voting, non-economic interest in our Company. New Cotai also has a Participation Interest, which entitles New Cotai to receive from MSC Cotai an amount equal to approximately 9.4% of the amount of any distribution, dividend or other consideration paid by MSC Cotai to us, subject to adjustments, exceptions and conditions. Under the Participation Agreement, New Cotai and its permitted transferees will be entitled to exchange its Participation Interest for Class A ordinary shares. We have granted registration rights with respect to the Class A ordinary shares delivered in exchange for Participation Interests. See “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions — Pre-IPO Organizational Transactions” and “— Registration Rights Agreement.”

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

Sales of substantial amounts of our ADSs in the public market, including upon the exchange of all or part of the Participation Interest by New Cotai or its permitted transferees, or the perception that these sales could occur, could adversely affect the market price of our ADSs and could materially impair our ability to raise capital through equity offerings in the future. We also cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sales will have on the market price of our ADSs. ADSs held by holders who are not affiliates of our Company will be freely tradeable without restriction or further registration under the Securities Act, and shares and ADSs held by our affiliates (in each case, to the extent such holders are deemed to be affiliates of the Company) may also be sold in the public market subject to the restrictions in Rule 144 and Rule 701 under the Securities Act and any applicable lock-up agreements. The ADSs represent interests in our Class A ordinary shares. We would, subject to market forces, expect there to be a close correlation in the price of our ADSs and the price of the Class A ordinary shares and any factors contributing to a decline in one market is likely to result to a similar decline in another.

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

We currently intend to retain most, if not all, of our available funds and any future earnings to repay or refinance our debt, fund our ongoing operations and fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. See “Item 8. Financial Information — A. Consolidated Statements and Other Financial Information — Dividend Policy” and note 15 to the consolidated financial statements included elsewhere in this annual report. Therefore, you should not rely on an investment in our ADSs as a source for any future dividend income.

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

Because we are a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including: (i) the rules under the Exchange Act requiring the filing of quarterly reports on Form 10-Q or current reports on Form 8-K with the SEC; (ii) the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act; (iii) the sections of the Exchange Act imposing liability for insiders who profit from trades made in a short period of time; and (iv) the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

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

A non-United States corporation will be a “passive foreign investment company,” or a “PFIC,” for United States federal income tax purposes for any taxable year if, applying applicable look-through rules, either (i) at least 75% of its gross income for such taxable year is passive income or (ii) at least 50% of the value of its assets (generally based on an average of the quarterly values) during such year is attributable to assets that produce or are held for the production of passive income. Based on the value of our assets and the composition of our income and assets, we do not believe we were a PFIC for United States federal income tax purposes for our taxable year ended December 31, 2025. However, the determination of whether or not we are a PFIC according to the PFIC rules is made on an annual basis and will depend on the composition of our income and assets and the value of our assets from time to time. Therefore, changes in the composition of our income or assets or the value of our assets may cause us to become a PFIC. The determination of the value of our assets (including goodwill not reflected on our balance sheet) may be based, in part, on the quarterly market value of our ADSs, which is subject to change and may be volatile.

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

The member countries of the Organization for Economic Co-operation and Development (“OECD”), with the support of the G20, initiated the base erosion and profit shifting (“BEPS”) project in 2013 in response to concerns that changes were needed to international tax laws. In November 2015, the G20 finance ministers adopted final BEPS reports designed to prevent, among other things, the artificial shifting of income to low-tax jurisdictions, and legislation to adopt and implement the standards set forth in such reports has been enacted or is currently under consideration in a number of jurisdictions. In May 2019, the OECD published a “Programme of Work,” which was divided into two pillars. Pillar One focused on the allocation of group profits among taxing jurisdictions based on a market-based concept rather than the historical “permanent establishment” concept. Global Anti-Base Erosion Model Rules (“Pillar Two”), among other things, introduced a global minimum tax. On October 10, 2021, 137 member jurisdictions of the G20/OECD Inclusive Framework on BEPS (including Israel) joined the “Statement on a Two-Pillar Solution to Address the Tax Challenges Arising from the Digitalisation of the Economy” which sets forth the key terms of such two-pillar solution, including a reallocation of taxing rights among market jurisdictions under Pillar One and a global minimum tax rate of 15% under Pillar Two. On December 20, 2021, the OECD published model rules to implement the Pillar Two rules and released commentary to the Pillar Two model rules in March 2022 and published administrative guidance in 2023, 2024 and 2025. The model rules and commentary allow the OECD’s Inclusive Framework of over 140 members to begin implementing the Pillar Two rules in accordance with the agreement reached in October 2021. Pillar Two has been enacted in certain jurisdictions where we operate and the timing and ultimate impact of additional enactments and implementation on our tax obligations is uncertain. These changes, when enacted, by various countries in which we do business may increase our taxes in these countries in the future. The foregoing tax changes and other possible future tax changes may have an adverse impact on us, our business, financial condition, results of operations and cash flow.

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

B. BUSINESS OVERVIEW

Overview

Studio City is a world-class integrated resort located in Cotai, Macau and its principal operating activities are the provision of services pursuant to a casino contract and the hospitality business in Macau. The gaming operations of Studio City Casino are focused primarily on the mass market and target all ranges of mass market patrons. Pursuant to the Studio City Casino Agreement, the Studio City Casino currently has 259 mass gaming tables and 800 gaming machines available for operation. The Gaming Operator operated an average of approximately 253 gaming tables and 775 gaming machines in 2025 at the Studio City Casino, compared to an average of approximately 251 gaming tables and 709 gaming machines in 2024 and an average of approximately 246 gaming tables and 661 gaming machines in 2023. Following the closure by the Gaming Operator of three of its Mocha Clubs between September and December 2025, 198 gaming machines were re-allocated by the Gaming Operator to Studio City. Our cinematically-themed integrated resort is designed to attract a wide range of customers by providing highly differentiated non-gaming attractions, including the world’s first figure-8 Ferris wheel, a deluxe night club and karaoke, a 5,000-seat live performance arena and an outdoor and an indoor water park. Studio City features approximately 2,493 luxury hotel rooms, diverse food and beverage establishments, a nine-screen cineplex and approximately 44,300 square meters of complementary retail space.

Studio City is strategically located in Cotai, as one of the few dedicated Cotai hotel-casino resort stops on the Macau Light Rapid Transit Line, with an access bridge leading to Studio City.

Studio City Casino is operated by the Gaming Operator, one of the subsidiaries of Melco Resorts and a holder of a gaming concession, and we operate the non-gaming businesses of Studio City.

We generated all of our revenues for each of the years ended December 31, 2025, 2024 and 2023 from our operations in Macau, the sole market in which we compete to operate. For further information on the Macau gaming market, see “— Market and Competition — Macau Gaming Market.”

Gaming

Studio City Casino currently consists of mass market table gaming and gaming machine areas, with a gaming and gaming support area of 28,784.3 square meters, located on the ground, first and second floors of Studio City. For the years ended December 31, 2025, 2024 and 2023, Studio City Casino’s gross gaming revenues was US$1.38 billion, US$1.31 billion and US$0.91 billion, respectively.

Studio City Casino had an average of approximately 253 gaming tables and 775 gaming machines in operation in 2025, compared to an average of approximately 251 gaming tables and 709 gaming machines in operation in 2024. These gaming tables offer gaming patrons a variety of options including baccarat, three card baccarat, blackjack, craps, Caribbean stud poker, roulette, sic bo, fortune 3 card poker and other games. We currently expect our business strategy going forward to continue to focus primarily on cultivating further growth in the premium mass and mass market operations at the Studio City Casino and enhancing our differentiated non-gaming amenities to complement our gaming operations.

Mass Market Operation

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

Studio City Casino’s mass market table games drop and hold percentage were US$3.76 billion and 33.4% in 2025, respectively, US$3.68 billion and 30.6% in 2024, respectively, and US$2.87 billion and 27.3% in 2023, respectively. As a result, Studio City Casino had gross gaming revenue from mass market table games of US$1.26 billion, US$1.13 billion and US$0.78 billion in 2025, 2024 and 2023, respectively. Studio City Casino’s gaming machine handle and gaming machine win rate were US$3.60 billion and 3.5% in 2025, respectively, US$3.41 billion and 3.3% in 2024, respectively, and US$2.48 billion and 3.3% in 2023, respectively. As a result, Studio City Casino had gross gaming revenue from gaming machine of US$127.2 million, US$111.7 million and US$82.8 million in 2025, 2024 and 2023, respectively. Average net win per gaming machine per day in 2025, 2024 and 2023 was US$451, US$431 and US$343, respectively.

Studio City Casino will continue to re-examine the mass market gaming areas to maximize table utilization, to innovate gaming products and to invest in technologies and analytical capability to enhance table productivity and customer retention.

VIP Rolling Chip Operation

Studio City Casino did not have VIP rolling chip operations in 2025. Studio City Casino’s VIP rolling chip volume, VIP rolling chip win rate and VIP rolling chip gross gaming revenue were US$2.00 billion, 3.85% and US$77.1 million, respectively, in 2024, and US$2.79 billion, 1.65% and US$46.0 million, respectively, in 2023.

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

	For the Year Ended December 31,
	2025	2024	2023
Average daily rate (US$)	171	165	153
REVPAR (US$)	167	159	137
Occupancy rate	98%	96%	90%

In 2026, Studio City’s Star Tower garnered the Forbes Travel Guide Five-Star recognition for the ninth consecutive year, while Epic Tower earned its second Forbes Travel Guide Five-Star recognition.

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

Retail

Studio City has approximately 44,300 square meters of themed and innovative retail space at the lower levels of the property. The retail mall showcases a variety of shops and food and beverage offerings including a small portion of our self-operated retail outlets.

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

•	Sk8te Park — a 1,200 square-meter rooftop skate park that boasts a “street” and “park” layout and caters for skateboarding, BMX, scootering and aggressive inline skating.

•

Nickelodeon Town — covering 20,000 square feet, Nickelodeon Town offers children the opportunity to team up with the Teenage Mutant Ninja Turtles on a three-story climbing challenge and dive into SpongeBob’s underwater world at Bikini Bottom and explore the PAW Patrol and Garfield themed attractions. Nickelodeon Town also features a DIY craft zone and exclusive souvenirs at its themed retail shop.

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

Customers

We seek to cater to a broad range of customers with a focus primarily on mass market patrons through the diverse gaming and non-gaming facilities and amenities at Studio City. The loyalty programs, which are operated by the Gaming Operator jointly with other Gaming Operator casinos and properties, at Studio City ensures that each customer segment is specifically recognized and incentivized in accordance with their revenue contribution. The gaming loyalty program is segmented into several tiers. Members earn points for their gaming spending which may be redeemed for a range of retail gifts and complimentary vouchers to be used in our restaurants, bars, shows, hotel and Studio City Casino. Members also receive other benefits such as discounts, parking entitlement and invitations to member-only promotional events. Dedicated customer hosting programs provide service to our most valuable customers and these customers enjoy exclusive access to private luxury gaming salons. In addition, we utilize sophisticated analytical programs and capabilities to track the behavior and spending patterns of our patrons. We believe these tools will help deepen our understanding of our customers to optimize yields and make continued improvements to our Studio City property. We assess and evaluate our focus on different market segments from time to time and adjust our operations accordingly.

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

While Studio City Casino did not have VIP rolling chip operations in 2025, Studio City Casino had VIP rolling chip operations in 2023 and 2024. VIP rolling chip patrons were patrons who participated in Studio City Casino’s in-house rolling chip programs at dedicated VIP gaming areas. These patrons included premium direct players sourced through the marketing efforts of the Gaming Operator. VIP rolling chip patrons were eligible to earn a variety of gaming related cash commissions and complimentary products and services, such as rooms, food and beverage and retail products provided by the Gaming Operator.

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

Awards

Studio City has received numerous awards and accolades, including:

•	In 2026, Studio City’s Star Tower received the Forbes Travel Guide Five-Star recognition for the ninth consecutive year, while Epic Tower earned its second Forbes Travel Guide Five-Star recognition;

•

The Spa at Epic Tower earned its second Forbes Travel Guide Five-Star recognition in 2026. Zensa Spa was awarded the Forbes Travel Guide Five-Star recognition for the eighth time in 2026 and was named Best Luxury Day Spa at the International Spa & Beauty Awards 2024;

•

Its signature Cantonese restaurant Pearl Dragon received its eighth Forbes Travel Guide Five-Star recognition in 2026 and maintained its One MICHELIN Star for the ninth consecutive year in the MICHELIN Guide Hong Kong Macau 2025. It was listed among LA LISTE World’s Best Restaurants 2025 and was named among the Tatler Best 20 Restaurants in Macau at the Tatler Best Awards Hong Kong and Macau for the second consecutive year in 2025. Additionally, it garnered the Platinum award in the Trip.Gourmet 2026 The Global Selection of Restaurant;

•	Studio City Hotel was selected as one of the top 10 winners in the “Hotel Pools” category of the Travel + Leisure Luxury Awards Asia Pacific 2025;

•

Studio City Phase 2 achieved the Building Research Establishment Environmental Assessment Method (BREEAM) “Excellent” rating for New Construction in 2025. It is also the first BREEAM certified project in China under the category International 2016 New Construction: Bespoke scheme with an “Excellent” rating;

•	W Macau – Studio City was recognized as one of the World’s Most Beautiful Hotels by UNESCO’s World Architecture & Design Award, the Prix Versailles, in 2024; and

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

Venetian Macau, S.A. is a subsidiary of Las Vegas Sands Corporation and Sands China Limited, which are listed on the New York Stock Exchange and the Hong Kong Stock Exchange, respectively. Las Vegas Sands Corporation is the developer of Sands Macao, The Venetian Macau, Sands Cotai Central and Parisian Macao. Venetian Macau, S.A. operates Sands Macao on the Macau peninsula, together with The Venetian Macau and the Plaza Casino at The Four Seasons Hotel Macao, which are located in Cotai. Venetian Macau, S.A. also operated Sands Cotai Central in Cotai, which has been rebranded and redeveloped into The Londoner Macau, which opened in February 2021, and completed renovations of the former Sheraton Grand, rebranding the hotel as the Londoner Grand, which opened in June 2025. Sands China Ltd. opened the Parisian Macao in Cotai in September 2016.

Wynn Resorts Macau, is a subsidiary of Wynn Macau, Limited, which is listed on the Hong Kong Stock Exchange, and of Wynn Resorts Limited, which is listed on the Nasdaq Global Select Market. Wynn Resorts Macau opened Wynn Macau in September 2006 on the Macau Peninsula and an extension called Encore in 2010. In August 2016, Wynn Resorts Macau opened Wynn Palace, in Cotai.

The Gaming Operator, in addition to Studio City Casino, also operates Mocha Clubs, Altira Macau (located in Taipa Island), which opened in May 2007, and City of Dreams located in Cotai, which opened in June 2009. Phase 3 of City of Dreams, which includes the Morpheus Hotel, opened in June 2018.

In addition to facing competition from existing operations of these concessionaires, we will face increased competition when any of them constructs new, or renovates pre-existing, hotels and casinos in Macau or enters into leasing, services or other arrangements with hotel owners, developers or other parties for the operation of casinos and gaming activities in new or renovated properties.

Under the amended gaming law, the Macau government has set a cap on gaming tables and gaming machines that may be operated in Macau at 6,000 gaming tables and 12,000 gaming machines. In addition, gaming tables and gaming machines previously allocated to a concessionaire may also be revoked if the minimum average annual gross gaming revenue of MOP7 million (equivalent to approximately US$873,404) for gaming tables and MOP300,000 (equivalent to approximately US$37,432) for gaming machines are not met for two consecutive years or the tables or gaming machines are not fully utilized without reason within a certain period.

Other Regional Markets

Studio City may also face competition from casinos and gaming resorts located in other Asian or European destinations together with cruise ships. Casinos and integrated gaming resorts are becoming increasingly popular in Asia, giving rise to more opportunities for industry participants and increasing regional competition. In the Philippines, there are five major gaming facilities in metro Manila, including City of Dreams Manila, with a sixth gaming facility scheduled to open in 2026. There are two major gaming facilities in Singapore located on Sentosa and at Marina Bay and an international gaming resort in Malaysia located approximately a one-hour drive from Kuala Lumpur. South Korea has allowed gaming for some time but these offerings are available primarily to foreign visitors. There are also casinos in Vietnam and Cambodia, and major gaming facilities in Australia located in Melbourne, Perth, Sydney and the Gold Coast. Vietnam launched a 5-year pilot program in November 2025 to allow local gaming at certain casino resorts.

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

Land and Properties

Land Concession

We entered into a land concession contract with the Macau government for the land on which Studio City is located. The granted land is located in Cotai, Macau, with a total area of approximately 130,789 square meters. The gross construction area of our granted land is approximately 657,879.4 square meters, of which approximately 28,784.3 square meters, or 4.38%, comprises the gaming and gaming support area and is owned by the Macau SAR. Effective from January 1, 2023, the Macau government has transferred this area to the Gaming Operator for usage in its operations of the Studio City Casino during the duration of the concession for a fee of MOP750.00 (equivalent to approximately US$94) per square meter for years 1 to 3 of the Concession Contract, subject to consumer price index increase in years 2 and 3 of the concession. The fee will increase to MOP2,500.00 (equivalent to approximately US$312) per square meter for years 4 to 10 of the concession, subject to consumer price index increase in years 5 to 10 of the concession. The Gaming Operator deducts the fees paid by the Gaming Operator to the Macau government as costs of operation pursuant to the terms of the Studio City Casino Agreement.

The land concession contract has a term of 25 years commencing on October 2001 and is renewable for further consecutive periods of ten years, subject to applicable legislation in Macau. Under the land concession contract, the Macau government may exercise its termination rights under certain conditions.

Prior to our completion of the Phase 2 development, land use fees of approximately MOP3.9 million (equivalent to approximately US$486,611) per annum were payable to the Macau government. The annual land use fees payable to the Macau government following our completion of the Phase 2 development are MOP9.1 million (equivalent to approximately US$1.1 million). The amounts may be adjusted every five years using the applicable rates in effect at the time of the rent adjustment.

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

•

The concessionaires registered share capital shall not be less than MOP5 billion (equivalent to approximately US$623.9 million) and during the term of the concession their net assets shall not be less than such amount. The concessionaires must mandatorily notify the Chief Executive of Macau prior to executing large financial initiatives, which are defined as those with a value greater than MOP2.5 billion (equivalent to approximately US$311.9 million) regarding internal movement of funds and MOP500 million (equivalent to approximately US$62.4 million) regarding salaries, remunerations, benefits of employees, and any other financial decisions.

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

•

The concessionaires undertake to operate games of chance in self owned premises or premises leased or otherwise granted a right to use by the Macau government. Premises owned by a concessionaire will revert to the Macau government without compensation upon the concession expiration or earlier termination. The concessionaires may continue to operate games of chance in casinos in properties that are not owned by them for a period of three years from January 1, 2023 under authorization of the Chief Executive of Macau. After the end of such three-year transition period the concessionaires may only continue to operate games of chance in casino in properties that are not owned by them by engaging a managing company, such engagement to be subject to the Chief Executive of Macau’s approval. If such locations are closed pursuant to the law or the concession contracts, new operation of games of chance in casino will not be permitted in such locations. The Macau government owns the Studio City Casino gaming and gaming support areas, and the Macau government has transferred these areas to the Gaming Operator for usage in its operations during the duration of the concession for a fee of MOP750.00 (equivalent to approximately US$94) per square meter for years 1 to 3 of the Concession Contract, subject to consumer price index increase in years 2 and 3 of the concession. The fee will increase to MOP2,500.00 (equivalent to approximately US$312) per square meter for years 4 to 10 of the concession, subject to consumer price index increase in years 5 to 10 of the concession.

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

•

If the average gross gaming revenue of the gaming tables or gaming machines does not reach a set minimum limit, the concessionaire must pay a special premium, in an amount equal to the difference between the amount of the special tax on gaming, calculated according to the average gross gaming revenue, and such minimum limit. The average gross revenue is calculated according to the maximum number of gaming tables and gaming machines authorized for the concessionaire in the year to which it relates, with the exception of the number of gaming tables and gaming machines authorized to operate provisionally during the period designated for such purpose. The annual minimum limit of the gross gaming revenue of each gaming table and each gaming machine, as well as the period designated for the provisional operation of gaming tables and gaming machines, are determined by dispatch from the Chief Executive of Macau. The annual minimum limit of the gross gaming revenue must be set out in view of the past gross gaming revenue of Macau and the current situation of the economic development of Macau, and may be adjusted exceptionally in case of extraordinary, unpredictable or force majeure incidents, and is currently in the amount of MOP7 million (equivalent to approximately US$873,404) annual gross gaming revenue for gaming tables and MOP300,000 (equivalent to approximately US$37,432) annual gross gaming revenue for gaming machines.

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

•

An administrative sanctions regime is established with fines ranging from MOP100,000 (equivalent to approximately US$12,477) and MOP5,000,000 (equivalent to approximately US$623,860) and, depending on the seriousness of the offense, damages, fault, benefits obtained, economic situation and previous conduct, a supplemental penalty of total or partial closure of gaming areas for periods ranging from one month to one year.

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

Concessionaires are required to report periodically on commissions paid to their gaming promoters. A 5% tax must be withheld on commissions paid by a concessionaire to its gaming promoters. Under Law no. 16/2022 and in accordance with the Secretary for Economy and Finance Dispatch no. 90/2022, a commission cap of 1.25% of net rolling has been in effect. Any advantages or liberalities offered or provided, in Macau or abroad, directly or indirectly, to the gaming promoter by the concessionaire, a company in which the concessionaire holds participation, or others with which the concessionaire is in a group relationship, shall be considered and calculated as commission and be within such commission cap. The commission cap regulations impose fines, ranging from MOP2,000,000 (equivalent to approximately US$249,544) up to MOP5,000,000 (equivalent to approximately US$623,860) on concessionaires that do not comply with the cap and other fines, ranging from MOP600,000 (equivalent to approximately US$74,863) up to MOP1,500,000 (equivalent to approximately US$187,158) on concessionaires that do not comply with their reporting obligations regarding commission payments. If breached by the concessionaire, the legislation on commission caps has a sanction enabling the relevant government authority to determine the closure, in whole or in part, of the areas for games of chance, for a period of one month to one year, and/or to make public a government decision imposing a fine on a concessionaire, by publishing such decision on the DICJ website and in two Macau newspapers (in Chinese and Portuguese respectively). We believe the Gaming Operator has implemented the necessary internal control systems to ensure compliance with the commission cap and reporting obligations in accordance with applicable rules and regulations.

Pursuant to Instruction no. 4/2024 issued by the DICJ which came into effect on July 11, 2024, the 1.25% of net rolling commission cap set in the Dispatch no. 90/2022 from the Secretary of Economy and Finance also applies to incentives granted by gaming operators to patrons. Accordingly, any incentives granted to patrons, including but not limited to complimentary rooms, promotional chips, food and beverage benefits, and other perks, must be considered and fall within the commission cap. Further, incentives must be directly derived from the patron’s gaming activity, and their effective value shall not exceed the commission ceiling. Breaches of the commission cap in relation to patrons are subject to the same penalties provided under the commission cap regulations for breaches involving gaming promoters.

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

Illegal Gambling Crimes Regulations

Macau Law no. 20/2024, which came into effect on October 29, 2024, establishes the legal framework for combating illegal gaming crimes and replaced the previous Illegal Gaming Law (Law no. 8/96/M). This law clarifies that illegal gaming crimes include side betting activities and increased the penalties applicable to illegal gaming crimes, with imprisonment of up to eight years and fines calculated in days, with each day corresponding to an amount between MOP250 (equivalent to approximately US$31) and MOP15,000 (equivalent to approximately US$1,872). It prohibits the operation, promotion, and organization of online gaming in Macau, even if the servers or IT equipment are located outside Macau. The law also introduces several measures to enhance investigations, such as the use of undercover agents and the protection of informants’ identities.

In addition to natural persons, legal entities are also subject to this law and may face penalties including judicial dissolution or daily fines ranging from MOP250 (equivalent to approximately US$31) to MOP15,000 (equivalent to approximately US$1,872) for a period of 100 to 1,200 days (i.e., up to MOP18,000,000 (equivalent to approximately US$2.2 million)). Representatives of legal entities may be jointly and severally responsible for paying such fines. Other sanctions include prohibition from attending certain establishments, prohibition or suspension from exercising certain professions or activities, deportation or prohibition from entering Macau for non-residents, and prohibition from entering casinos.

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

•

keep records of all electronic transactions for amounts equal to or exceeding MOP8,000 (equivalent to approximately US$998) in cases of occasional transactions and MOP120,000 (equivalent to approximately US$14,973) in cases of transactions that arose in the context of a continuous business relationship;

•	notify the Macau Finance Information Bureau if there is any sign of money laundering or financing of terrorism;

•	adopt as compliance function and appoint compliance officers; and

•	cooperate with the Macau government by providing all required information and documentation requested in relation to anti-money laundering activities.

Under Article 2 of Administrative Regulation no. 7/2006 (as amended pursuant to Administrative Regulation no. 17/2017) and the DICJ Instruction no. 1/2016 (as amended pursuant to DICJ Instruction no. 1/2019), the Gaming Operator is required to track and report transactions and granting of credit that are of MOP500,000 (equivalent to approximately US$62,386) or above. Pursuant to the legal requirements above, if the customer provides all required information, after submitting the reports, the Gaming Operator may continue to deal with those customers that were reported to the DICJ and, in case of suspicious transactions, to the Macau Finance Information Bureau.

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

The Gaming Operator has developed a comprehensive anti-money laundering policy and related procedures covering its anti-money laundering responsibilities, which have been approved by the DICJ, and has training programs in place to enable all relevant employees to understand such anti-money laundering policy and procedures. The Gaming Operator also uses an integrated IT system to track and automatically generate significant cash transaction reports and, as permitted by the DICJ and the Macau Finance Information Bureau, submit those reports electronically.

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

Control of Cross-border Transportation of Cash Regulations

On June 12, 2017, Law no. 6/2017 with respect to the control of cross-border transportation of cash and other negotiable instruments to the bearer, was enacted. Such law came into effect on November 1, 2017. In accordance with such law, all individuals entering Macau with an amount in cash or negotiable instrument to the bearer equal to or higher than the amount determined by the order of the Chief Executive of Macau at MOP120,000 (equivalent to approximately US$14,973) will be required to declare such amount to the customs authorities. The customs authorities may also request an individual exiting Macau to declare if such individual is carrying an amount in cash or negotiable instruments to the bearer equal to or higher to such amount. Individuals that fail to duly complete the required declaration may be subject to a fine (ranging from 1% to 5% of the amount that exceeds the amount determined by the order of the Chief Executive of Macau for declaration purposes, such fine being at least MOP1,000 (equivalent to approximately US$125) and not exceeding MOP500,000 (equivalent to approximately US$62,386)). In the event the relevant customs authorities find that the cash or negotiable instrument to the bearer carried by an individual while entering or exiting Macau may be associated with or result from any criminal activity, such incident shall be notified to the relevant criminal authorities and the relevant amounts shall be seized pending investigation. See “Item 3. Key Information — D. Risk Factors — Risks relating to Conducting Business and Operating in Macau — Studio City Casino’s operations could be adversely affected by foreign exchange restrictions on the Renminbi.”

Prevention and Suppression of Corruption in External Trade Regulations

In addition to the general criminal laws regarding corrupt practices in the public and private sector that are in force in Macau, on January 1, 2015, Law no. 10/2014, criminalizing corruption acts in external trade and providing for a system for prevention and suppression of such criminal acts came into effect in Macau. Our internal policies address this issue.

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

Personal Information Regulations

Processing of personal information by our subsidiaries in Macau is subject to compliance with the Personal Data Protection Act (Law no. 8/2005), and, in the case of the Gaming Operator, any instructions issued by DICJ from time to time. The Personal Data Protection Bureau, or DSPDP, is the regulatory authority in Macau specially in charge of supervising and enforcing the Personal Data Protection Act. The DSPDP, which is an official public department operating under the authority of the Chief Executive of Macau was established under the Administrative Regulation no. 42/2023, and, with effect from February 1, 2024, replaced the Office for Personal Data Protection which was the previous regulatory authority for personal data protection matters. Breaches are subject to civil liability, administrative and criminal sanctions.

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

Minimum Salary Regulations

On April 27, 2020, Law no. 5/2020, with respect to minimum salary, was enacted. Such law came into effect on November 1, 2020. In accordance with such law, as amended pursuant to Law no. 19/2023, effective from January 1, 2024, the monthly minimum salary in Macau was MOP7,072 (equivalent to approximately US$882) per month (excluding overtime, night and shift allowances and regular bonus related payments) until December 31, 2025. Such law was further amended pursuant to Law no. 14/2025, effective from January 1, 2026, establishing the monthly minimum salary in Macau as MOP7,280 (equivalent to approximately US$908) per month (excluding overtime, night and shift allowances and regular bonus related payments). The minimum salary requirement applies to all workers in Macau, except domestic helpers and special needs workers.

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

As of December 31, 2025, the balance of the legal reserve amounted to US$6,000.

Macau Tax Code

The new Macau Tax Code, approved by Law no. 24/2024, had the majority of its provisions take effect on January 1, 2026. This legislation aims to modernize and consolidate Macau’s tax regulations, covering various aspects such as legal relationships, administrative procedures, judicial proceedings, and enforcement related to tax matters. Two key changes include the introduction of transfer pricing rules and a shift from a worldwide tax basis to a territorial basis. However, this shift excludes dividends, interest, royalties, and gains from disposal of properties earned outside Macau by multinational entities that qualify as tax residents in Macau which still fall within the scope of the complementary tax. The new Macau Tax Code also includes mechanisms for double taxation relief and promotes the use of electronic tax platforms to streamline administrative processes.

Investment Funds Regulations

A new investment funds law, approved by Law no. 11/2025, which establishes the regulatory framework for investment funds and fund management companies in Macau, came into effect on January 1, 2026. This law introduces a comprehensive regime governing the constitution, operation and supervision of public and private investment funds (except private pension funds), as well as the obligations of fund managers, custodians and distributors. Under this legislation, investment funds may only operate through structures expressly authorized or communicated to the Monetary Authority of Macau (“AMCM”), and are subject to requirements relating to governance, risk management, disclosure, segregation of assets, valuation and investor protection. Public funds are subject to prior authorization by the AMCM and to ongoing reporting, prudential and transparency obligations, including rules on the issuance, subscription, redemption and suspension of fund units. Private funds are subject to prior communication to the AMCM, are prohibited from conducting any public offering or solicitation and may only raise capital from qualifying investors in accordance with criteria defined by AMCM.

The AMCM issued Notice no. 022/2025-AMCM, effective January 1, 2026, setting out additional requirements applicable to private investment funds, including limitations on non-public placement activities, a maximum number of 200 Macau-based investors, and eligibility restrictions limiting participation to professional investors meeting defined financial thresholds or institutional qualifications. The law also establishes civil and administrative liabilities for breaches, including fines, supervisory measures, suspension of activities and potential dissolution of non-compliant entities.

FCPA

The FCPA prohibits us and our staff and agents from offering or giving money or any other item of value to win or retain business or to influence any act or decision of any foreign official. The Code includes specific FCPA-related provisions. See “— Our Internal Control Policies.”

The Gaming Operator’s Concession

The Concession Regime

The Macau government conducted an international tender process for gaming concessions in Macau in 2022, and granted six gaming concessions to SJM, MGM Grand Paradise, Galaxy, Venetian Macau, S.A., Wynn Macau and Melco Resorts Macau, respectively. Subconcessions are prohibited. Though there are no restrictions on the number of casinos or gaming areas that may be operated under each concession, Macau government approval is required for the commencement of operations of any casino or gaming area. Prior to the tendering process in 2022, the subconcessionaires that entered into subconcession contracts with Wynn Macau, SJM and Galaxy were Melco Resorts Macau, MGM Grand Paradise and Venetian Macau, S.A., respectively. The Gaming

Operator executed the Subconcession Contract with Wynn Macau on September 8, 2006, which was extended until December 31, 2022 pursuant to the execution of an Amendment Agreement to the Subconcession Contract dated June 23, 2022, with Wynn Macau continuing to develop and run hotel operations and casino projects independent of the Gaming Operator. Upon the completion of the tender process for new concessions, the Gaming Operator was granted with a new gaming concession by the Macau government for a period of 10 years, effective from January 1, 2023 until December 31, 2032, and entered into the respective Concession Contract on December 16, 2022. On February 10, 2026, the Concession Contract was amended to reflect the ongoing operations of, among others, the Studio City Casino since January 1, 2026.

A summary of the key terms of the Concession Contract is as follows.

All concessionaires must pay a special gaming tax of 35% of gross gaming revenues, defined as all gaming revenues derived from casino or gaming areas, plus an annual gaming premium of:

•	MOP30 million (equivalent to approximately US$3.7 million) per annum fixed premium;

•	MOP300,000 (equivalent to approximately US$37,432) per annum per VIP gaming table;

•	MOP150,000 (equivalent to approximately US$18,716) per annum per mass market gaming table; and

•	MOP1,000 (equivalent to approximately US$125) per annum per electric or mechanical gaming subject to a minimum annual payment of an amount required for the operation of 500 gaming tables and 1,000 electronic gaming machines.

A special premium may be due by the Gaming Operator in the event the average gross gaming revenue of the Gaming Operator’s gaming tables does not reach the annual minimum of MOP7,000,000 (equivalent to approximately US$873,404) and the average gross gaming revenue of the gaming machines does not reach the annual minimum of MOP300,000 (equivalent to approximately US$37,432). The amount of the special premium is equivalent to the difference between the amount of the special gaming tax paid by the Gaming Operator and the amount that would be paid under the annual minimum set average gross gaming revenue for gaming tables and gaming machines.

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

Gaming and Non-Gaming Investment Obligations. The Concession Contract requires the Gaming Operator to make a minimum investment in Macau of MOP11,823.7 million (equivalent to approximately US$1.48 billion) The investment plan includes gaming and non-gaming related projects in the expansion of foreign market patrons, conventions and exhibitions, entertainment shows, sports events, art and culture, health and well-being, thematic entertainment, gastronomy, community and maritime tourism and others. Of the total investment amount referred to above, MOP10,008.0 million (equivalent to approximately US$1.25 billion) will be applied to non-gaming related projects, with the balance applied to gaming related projects. The Gaming Operator has undertaken to carry out incremental additional non-gaming investment in the amount of approximately 20% of its initial non-gaming investment, or MOP2,003.0 million (equivalent to approximately US$249.9 million), in the event Macau’s annual gross gaming revenue reaches MOP180.0 billion (equivalent to approximately US$22.46 billion) (“Incremental Investment Trigger”), which occurred in 2023.

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

Termination Rights. The Macau government has the right to unilaterally terminate the Gaming Operator’s concession in the event of non-compliance by us with our basic obligations under the concession and applicable Macau laws. Upon termination, all of the Gaming Operator’s casino premises and gaming equipment would revert or be transferred to the Macau government automatically without compensation to the Gaming Operator and the Gaming Operator would cease to generate any revenues from these operations. In many of these instances, the Concession Contract does not provide a specific cure period within which any such events may be cured and, instead, the Gaming Operator may be dependent on consultations and negotiations with the Macau government to give it an opportunity to remedy any such default. The Gaming Operator is not granted with explicit rights of veto, or of prior consultation. The Macau government may be able to unilaterally rescind the Concession Contract upon the following termination events:

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

Ownership and Capitalization. Set out below are the key terms in relation to ownership and capitalization under the Concession Contract:

•

the registered share capital and net asset value of the Gaming Operator cannot be less than MOP5,000,000,000 (equivalent to approximately US$623,859,974) and, to guarantee its performance of certain of its legal and contractual obligations, including labor obligations, the Gaming Operator must maintain a guarantee issued by a Macau SAR bank in favor of the Macau SAR in the amount of MOP1,000,000,000 (equivalent to approximately US$124,771,995) until 180 days after the earlier of the expiration or termination of the concession;

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

Transfers of property and credit rights of the Gaming Operator exceeding MOP100,000,000 (equivalent to approximately US$12,477,199) and loan agreements or similar arrangements executed by the Gaming Operator as borrower or creditor equal to or exceeding that amount are each subject to approval by the Macau SAR government, except for those loan agreements related to credit granted for gaming purposes. The issue of debt securities by the Gaming Operator is also subject to approval by the Macau government and the concession prohibits the Gaming Operator from being listed on a stock exchange. The concession requires that prior notice be given to the Macau government of financial decisions relating to the internal movement of funds of the Gaming Operator exceeding 50% of its registered capital, financial decisions relating to salaries, remuneration or benefits of employees, among others, exceeding 10% of its registered capital and other financial decisions exceeding 10% of its registered capital.

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

Hong Kong

Our subsidiaries incorporated in Hong Kong and certain of our subsidiaries incorporated in the British Virgin Islands are subject to Hong Kong profits tax on their taxable income earned in or derived from Hong Kong at a tax rate of 16.5%. Payments of dividends by our subsidiaries to us are not subject to withholding tax in Hong Kong.

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

Certain jurisdictions in which we operate have enacted Pillar Two, which impose a global minimum effective tax rate of 15% and became effective on January 1, 2024. We are in scope of the enacted legislation and may be subject to Pillar Two top-up taxes in those jurisdictions to the extent the effective tax rate in any relevant jurisdiction, as calculated under such enacted legislation, falls below 15%.

C. ORGANIZATIONAL STRUCTURE

We are a Cayman Islands holding company for Studio City. Our operations are conducted by our subsidiaries. Investors may never directly hold equity interests in our operating subsidiaries.

The following diagram illustrates our organizational structure, including the place of formation, ownership interest and affiliation of our significant subsidiaries, as of March 6, 2026:

MCO Cotai Investments Limited
(Cayman Islands)
(Note 1)
New Cotai, LLC
(USA)
(Notes 2 & 3)
Silver Point Capital, L.P.
(USA)
(Note 4)
Public
54.94%
23.39%
13.62%
8.06%
Studio City International Holdings Limited
(Cayman Islands)
100%
MSC Cotai Limited
(BVI)
100%
Studio City Holdings Limited
(BVI)
100%
Studio City Finance Limited
(BVI)
100%
Studio City Investments Limited
(BVI)
100%
Studio City Company Limited
(BVI)
50%
Studio City Holdings Two Limited
(BVI)
(Note 5)
50%
50%
Studio City Holdings Three Limited
(BVI)
(Note 5)
95.04%
Studio City Entertainment Limited
(Macau – Quotas)
(Note 6)
SCP Holdings Limited
(BVI)
(Note 5)
50%
50%
SCP One Limited
(BVI)
(Note 5)
SCP Two Limited
(BVI)
(Note 5)
34.99%
34.99%
30%
Studio City Developments Limited
(Macau – Quotas)
(Note 7)

Notes:

1.	Includes 747,288 Class A ordinary shares held by Melco International. See “Item 7. Major Shareholders and Related Party Transactions — A. Major Shareholders.”

2.	Reflects 124,596,560 Class A ordinary shares of our Company represented by ADSs as of December 31, 2025.

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

D. PROPERTY, PLANT AND EQUIPMENT

See “Item 4. Information on the Company — B. Business Overview” and “Item 5. Operating and Financial Review and Prospects — E. Critical Accounting Estimates — Property and Equipment” for information regarding our material tangible property, plant and equipment.

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

A. OPERATING RESULTS

Operations

Our principal operating activities are the provision of services pursuant to a casino contract and the hospitality business in Macau. The Company monitors the operations and evaluates earnings by reviewing the assets and operations of Studio City as one operating segment. Accordingly, we do not present separate segment information in these operating results. As of December 31, 2025, 2024 and 2023, we operated in one geographical area, Macau, where we generated our revenue and where our long-lived assets were located.

Our operations in 2025 benefited from better performance in mass market operations leading to an increase in revenue from casino contract. According to the DSEC, visitor arrivals to Macau increased by 14.7% on a year-over-year basis in 2025 as compared to 2024 while, according to the DICJ, gross gaming revenues in Macau rose by 9.1% on a year-over-year basis in 2025.

Summary of Financial Results

For the year ended December 31, 2025, our total operating revenues were US$694.6 million, an increase of 8.7% from US$639.1 million of total operating revenues for the year ended December 31, 2024. Net loss attributable to Studio City International Holdings Limited for the year ended December 31, 2025 was US$58.8 million, as compared to US$96.7 million for the year ended December 31, 2024. The improvement was primarily attributable to better performance in mass market operations leading to an increase in revenue from casino contract.

	Year Ended December 31,
	2025	2024	2023
	(in thousands of US$)
Total operating revenues	$694,566	$639,145	$445,538
Total operating costs and expenses	(624,528)	(600,997)	(474,580)
Operating income (loss)	70,038	38,148	(29,042)
Net loss attributable to Studio City International Holdings Limited	$(58,765)	$(96,726)	$(133,517)

Key Performance Indicators (KPIs)

We use the following KPIs to evaluate the operations of Studio City Casino, including table games and gaming machines:

•	Rolling chip volume: the amount of non-negotiable chips net buy in plus the amount of cash chips converted to non-negotiable chips.

•

Rolling chip win rate: rolling chip table games win (calculated before discounts, commissions, other incentives as administered by the Gaming Operator and allocating casino revenues related to goods and services provided to gaming patrons on a complimentary basis) as a percentage of rolling chip volume.

•	Mass market table games drop: the amount wagered in the mass market table games operations.

•	Mass market table games hold percentage: mass market table games win (calculated before discounts, commissions, other incentives as administered by the Gaming Operator and allocating casino revenues related to goods and services provided to gaming patrons on a complimentary basis) as a percentage of mass market table games drop.

•

Table games win: the amount of wagers won net of wagers lost on gaming tables that is retained and recorded as casino revenues. Table games win is calculated before discounts, commissions, other incentives as administered by the Gaming Operator and allocating casino revenues related to goods and services provided to gaming patrons on a complimentary basis.

•	Gaming machine handle: the total amount wagered in gaming machines.

•

Gaming machine win rate: gaming machine win (calculated before other incentives as administered by the Gaming Operator and allocating casino revenues related to goods and services provided to gaming patrons on a complimentary basis) expressed as a percentage of gaming machine handle.

In the rolling chip market operations, customers purchase identifiable chips known as non-negotiable chips, or rolling chips, from the casino cage, and there is no deposit into a gaming table’s drop box for rolling chips purchased from the cage. Rolling chip volume and mass market table games drop are not equivalent. Rolling chip volume is a measure of amounts of non-negotiable chips net buy in plus the amount of cash chips converted into non-negotiable chips. Mass market table games drop measures buy in. Rolling chip volume is generally substantially higher than mass market table games drop. As these volumes are the denominator used in calculating win rate or hold percentage, with the same use of gaming win as the numerator, the win rate is generally lower in the rolling chip market operations than the hold percentage in the mass market table games operations.

Studio City Casino’s expected rolling chip win rate had been in the range of 2.85% to 3.15%.

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

Year Ended December 31, 2025 Compared to Year Ended December 31, 2024

Revenues

Our total operating revenues were US$694.6 million in 2025, an increase of US$55.4 million, or 8.7%, from US$639.1 million of total operating revenues in 2024. The improvement was primarily attributable to better performance in mass market operations, which led to an increase in revenue from casino contract and higher overall non-gaming revenues.

•

Revenue from casino contract. Revenue from casino contract is derived from the provision of facilities for the operations of Studio City Casino by the Gaming Operator and services related thereto pursuant to the Studio City Casino Agreement. Revenue from casino contract was US$305.9 million in 2025, compared with US$259.8 million in 2024. The improvement was primarily attributable to better performance in mass market operations.

Studio City Casino generated gross gaming revenues of US$1.38 billion and US$1.31 billion in 2025 and 2024, respectively, before the deduction by the Gaming Operator of gaming taxes and the costs incurred in connection with its on-going operation of Studio City Casino pursuant to the Studio City Casino Agreement.

Mass market table games revenue increased to US$1.26 billion in 2025 from US$1.13 billion in 2024, attributable to an increase in mass market table games drop to US$3.76 billion in 2025 from US$3.68 billion in 2024, and an increase in mass market table games hold percentage to 33.4% in 2025 from 30.6% in 2024.

Gaming machine revenue increased to US$127.2 million in 2025 from US$111.7 million in 2024. This increase is attributable to an increase of gaming machine handle to US$3.60 billion in 2025 from US$3.41 billion in 2024, and an increase in gaming machine win rate to 3.5% in 2025 from 3.3% in 2024. Average net win per gaming machine per day was US$451 and US$431 in 2025 and 2024, respectively.

Studio City Casino did not have VIP rolling chip operations in 2025. VIP rolling chip revenue was US$77.1 million in 2024. Studio City’s VIP rolling chip volume was US$2.00 billion in 2024. VIP rolling chip win rate was 3.85% in 2024.

Following the closure by the Gaming Operator of three of its Mocha Clubs between September and December 2025, 198 gaming machines were re-allocated to Studio City by the Gaming Operator.

In 2025 and 2024, total gaming taxes and costs incurred in connection with the on-going operation of Studio City Casino deducted from gross gaming revenues were US$1,076.9 million and US$1,055.0 million, respectively, which included (i) gaming taxes imposed on the gross gaming revenues of US$553.2 million and US$526.0 million, respectively; (ii) the complimentary services provided by us to Studio City Casino’s gaming patrons of US$144.3 million and US$150.1 million, respectively; (iii) shared administrative services and shuttle bus transportation services provided by us to Studio City Casino of US$56.6 million and US$50.5 million, respectively; and (iv) remaining costs of US$322.8 million and US$328.4 million, respectively, primarily representing gaming-related staff costs and other gaming-related costs, including certain gaming concession related costs and costs related to gaming operations at Studio City Casino.

•

Rooms. We generate room revenues from Studio City hotels consisting of the Celebrity Tower, the all-suite Star Tower, the Epic Tower and the W Macau. Our room revenues increased by US$7.3 million, or 4.5%, to US$168.0 million in 2025 from US$160.7 million in 2024. The increase was primarily attributable to higher average daily rate and increased occupancy as a result of a year-over-year increase in inbound tourism in 2025. Studio City’s average daily rate, occupancy rate and REVPAR were US$171, 98% and US$167, respectively, in 2025, as compared to US$165, 96% and US$159, respectively, in 2024.

•

Food and beverage, entertainment, mall and retail and other. Our revenues generated from food and beverage, entertainment, mall and retail and other decreased by US$6.7 million, or 4.2%, to US$152.3 million in 2025 from US$159.1 million in 2024, primarily attributable to lower revenues from residency concerts as a result of fewer shows held.

•

Services fee. Our services fee revenues, which primarily consist of certain shared administrative services and shuttle bus transportation services to Studio City Casino, increased by US$8.7 million, or 14.7%, to US$68.3 million in 2025 from US$59.5 million in 2024.

Operating Costs and Expenses

Our total operating costs and expenses increased by US$23.5 million, or 3.9%, to US$624.5 million in 2025 from US$601.0 million in 2024.

•

Costs related to casino contract. Costs related to casino contract, which mainly represent (1) services fees for shared corporate services provided by the Master Service Providers pursuant to the Management and Shared Services Arrangements; and (2) management payroll expenses, increased by US$3.8 million, or 10.9%, to US$38.5 million in 2025 from US$34.7 million in 2024. The increase was primarily attributable to higher shared corporate services fees as a result of the increase in business activities.

•

Rooms. Room expenses, which represent the costs of operating the hotel facilities and respective payroll expenses, increased by US$8.6 million, or 16.7%, to US$60.2 million in 2025 from US$51.6 million in 2024. The increase was primarily attributable to increase in payroll expenses and supplies for increase in business activities and was in-line with the increase in room revenues.

•

Food and beverage, entertainment, mall and retail and other. Expenses related to food and beverage, entertainment, mall and retail and other, which primarily represent the costs of operating the respective non-gaming services at Studio City and respective payroll expenses, decreased by US$8.3 million, or 6.1% to US$127.9 million in 2025 from US$136.2 million in 2024. The decrease was in-line with lower revenues from food and beverage, entertainment, mall and retail and other for the year ended December 31, 2025.

•

General and administrative. General and administrative expenses were US$183.4 million and US$171.3 million in 2025 and 2024, respectively. Such expenses primarily consist of payroll expenses, utilities, marketing and advertising costs, repairs and maintenance, legal and professional fees, and fees paid to the Master Service Providers for shared corporate services provided to non-gaming departments. Expenses relating to services fee revenues are also included in the general and administrative expenses. The increase was primarily due to the increase in business activities in 2025.

•

Pre-opening costs. Pre-opening costs were US$0.5 million and US$0.8 million in 2025 and 2024, respectively. Such costs primarily represent personnel, marketing and other costs incurred prior to the opening of new or start-up operations.

•	Amortization of land use right. Amortization expenses for the land use right continued to be recognized on a straight-line basis at an annual rate of US$3.3 million in both 2025 and 2024.

•

Depreciation and amortization. Depreciation and amortization expenses increased by US$7.0 million, or 3.4%, to US$208.7 million in 2025 from US$201.7 million in 2024. The increase was primarily due to more renovations works of non-gaming areas and increased furniture, fixtures and equipment as well as other long-term assets spend that put into use in 2025.

•

Property charges and other. Property charges and other expenses of US$2.0 million in 2025 were primarily attributable to US$1.1 million litigation claims related to junket player deposits and US$0.7 million loss on disposal/write-off of fixed assets. Property charges and other expenses of US$1.3 million in 2024 were primarily attributable to US$0.8 million loss on disposal/write-off of fixed assets and US$0.3 million repairs and maintenance costs incurred as a result of a typhoon, which is net of the insurance recovery received.

Operating Income

As a result of the foregoing, we had an operating income of US$70.0 million in 2025, compared to US$38.1 million in 2024.

Non-operating Expenses, Net

Net non-operating expenses consisted of interest income, interest expense, net of amounts capitalized, other financing costs, net foreign exchange gains (losses) and loss on extinguishment of debt. We incurred total net non-operating expenses of US$126.7 million in 2025, compared to US$136.6 million in 2024.

•

Interest expense, net of amounts capitalized. Interest expense were US$126.3 million (nil capitalization) in 2025, compared to US$133.6 million (nil capitalization) in 2024. The decrease was primarily attributable to US$11.1 million lower interest expense on the 2025 SCF Senior Notes resulting from the tender offer, repurchases and the redemption of remaining principal amount outstanding upon maturity during the years ended December 31, 2025 and 2024, partially offset by interest expense of US$2.0 million on the SCC 2024 Revolving Facilities resulting from the net drawdowns during the year ended December 31, 2025.

•

Other financing costs. Other financing costs in 2025 were US$1.8 million, compared to US$0.6 million in 2024, both of which were associated with the SCC 2021 Credit Facilities and the SCC 2024 Revolving Facilities. Higher amount in 2025 was primarily due to the full year loan commitment fees in 2025 for the SCC 2024 Revolving Facilities which entered in November 2024.

•

Loss on extinguishment of debt. No loss on extinguishment of debt occurred in 2025. Loss on extinguishment of debt was US$1.0 million in 2024 and was primarily associated with the 2025 SCF Senior Notes Tender Offer (2024).

Loss before Income Tax

As a result of the foregoing, we had a loss before income tax of US$56.7 million in 2025, compared to US$98.5 million in 2024.

Income Tax Expense

Income tax expense was US$7.6 million in 2025 and was primarily attributable to Macau Complementary Tax of US$7.7 million provided in connection with profit for 2025. Income tax expense was US$7.4 million in 2024 and was primarily attributable to Macau Complementary Tax of US$7.5 million provided in connection with profits for 2024 and 2023 on which the application for the Macau Complementary Tax exemption for 2023 to 2032 was rejected by the Macau government during the year ended December 31, 2024. The effective tax rates in 2025 and 2024 were (13.4)% and (7.5)%, respectively. Our effective tax rates in 2025 and 2024 differ from the statutory Macau Complementary Tax rate of 12%, where the Company’s majority operations are located, primarily due to the effect of income for which no income tax is payable, expenses for which no income tax benefit is receivable, and changes in valuation allowance for the relevant years. The effective tax rate in 2024 was also impacted by the effect of expired tax losses and different tax rates of subsidiaries operating in other jurisdictions. Our management currently does not expect to realize significant income tax benefits associated with net operating loss carry-forwards and other deferred tax assets generated by our Macau operations. However, to the extent that the financial results of our Macau operations improve and it becomes more likely than not that the deferred tax assets are realizable, we will reduce the valuation allowance related to the net operating losses and other deferred tax assets.

Net Loss Attributable to Participation Interest

Our net loss attributable to participation interest was US$5.5 million in 2025, compared to US$9.1 million in 2024.

Net Loss Attributable to Studio City International Holdings Limited

As a result of the foregoing, we had a net loss attributable to Studio City International Holdings Limited of US$58.8 million in 2025, compared to US$96.7 million in 2024.

For a discussion of our results of operations for the year ended December 31, 2024 compared with the year ended December 31, 2023, see “Item 5. Operating and Financial Review and Prospects — A. Operating Results — Year Ended December 31, 2024 Compared to Year Ended December 31, 2023” of our annual report on Form 20-F for the fiscal year ended December 31, 2023, filed with the SEC on March 21, 2025.

Adjusted EBITDA

Our net income/loss before interest, taxes, depreciation, amortization, pre-opening costs, property charges and other, other non-operating income and expenses, or Adjusted EBITDA, was US$284.5 million, US$245.3 million and US$159.2 million for the years ended December 31, 2025, 2024 and 2023, respectively. Adjusted EBITDA, which is a non-GAAP financial measure, is presented exclusively as supplemental disclosures because management believes it is widely used to measure the performance, and as a basis for valuation, of gaming companies. Management uses Adjusted EBITDA to measure our operating performance and to compare our operating performance with those of our competitors.

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

Reconciliation of Net Loss Attributable to Studio City International Holdings Limited to Adjusted EBITDA

	Year Ended December 31,
	2025	2024	2023
	(in thousands of US$)
Net loss attributable to Studio City International Holdings Limited	$(58,765)	$(96,726)	$(133,517)
Net loss attributable to participation interest	(5,532)	(9,105)	(12,567)

Net loss	(64,297)	(105,831)	(146,084)
Income tax expense (benefit)	7,606	7,352	(81)
Interest and other non-operating expenses, net	126,729	136,627	117,123
Depreciation and amortization	212,016	205,060	169,397
Property charges and other	1,985	1,318	1,407
Pre-opening costs	510	807	17,451

Adjusted EBITDA	$284,549	$245,333	$159,213

Adjusted EBITDA margin (1)	41.0%	38.4%	35.7%

Note:

(1)	Adjusted EBITDA margin is calculated by dividing Adjusted EBITDA by total operating revenues.

The Adjusted EBITDA for Studio City in 2025, 2024 and 2023 referred to in Melco Resorts’ 2025 annual report on Form 20-F were US$109.3 million, US$95.9 million and US$47.6 million, respectively, more than the Adjusted EBITDA of Studio City contained in this report. The Adjusted EBITDA of Studio City contained in this report includes certain intercompany charges that are not included in the Adjusted EBITDA for Studio City contained in such Melco Resorts’ annual report. Such intercompany charges include, among other items, fees and shared service charges billed between the Company and its subsidiaries and certain subsidiaries of Melco Resorts. Additionally, Adjusted EBITDA of Studio City included in such Melco Resorts’ annual report does not reflect certain gaming concession related costs and certain intercompany costs related to the gaming operations at Studio City Casino.

B. LIQUIDITY AND CAPITAL RESOURCES

We have relied on, and intend to continue to rely on, our cash generated from our operations and our debt and equity financings to meet our financing or refinancing needs.

As of December 31, 2025, we recorded US$109.4 million in cash and cash equivalents. Further, HK$1.556 billion (equivalent to US$200.0 million) available unused borrowing capacity under the SCC 2024 Revolving Facilities, of which US$119.9 million is available for future drawdown as of December 31, 2025, subject to certain conditions precedent.

As of December 31, 2025, restricted cash of US$0.1 million primarily represented the cash collateral in relation to the SCC 2021 Credit Facilities.

We have been able to meet our working capital needs, and we believe that our current available cash and cash equivalents, funds available for drawdown under the SCC 2021 Credit Facilities, the SCC 2024 Revolving Facilities and any additional equity or debt financings will be adequate to satisfy our current and anticipated operating, debt and capital commitments, as described in “— Other Financing and Liquidity Matters” below. For any additional financing requirements, we cannot provide assurance that future borrowings will be available. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Business — We may not be able to obtain adequate financing on satisfactory terms, or at all” for more information.

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

Cash Flows

The following table sets forth a summary of our cash flows for the years presented.

	Year Ended December 31,
	2025	2024	2023
	(in thousands of US$)
Net cash provided by (used in) operating activities	$210,320	$189,899	$(18,894)
Net cash used in investing activities	(85,149)	(108,461)	(161,540)
Net cash used in financing activities	(143,114)	(183,263)	(100,902)
Effect of exchange rate on cash, cash equivalents and restricted cash	(290)	1,419	(147)

Decrease in cash, cash equivalents and restricted cash	(18,233)	(100,406)	(281,483)
Cash, cash equivalents and restricted cash at beginning of year	127,764	228,170	509,653

Cash, cash equivalents and restricted cash at end of year	$109,531	$127,764	$228,170

Operating Activities

Operating cash flows are generally affected by changes in operating income and certain operating assets and liabilities, including the receivables related to the revenue from casino contract and hotel operations, as well as the non-gaming business, including food and beverage, entertainment, mall, retail and other, which are conducted primarily on a cash basis.

We recorded net cash provided by operating activities of US$210.3 million in 2025, as compared to US$189.9 million in 2024. The change was primarily driven by increased operating income resulting from higher business volumes in 2025, partially offset by working capital requirements for operations, which primarily consisted of payments of operating accruals arising from the increased business volumes and a decrease in net receipt from affiliated companies for operating purpose in 2025.

We recorded net cash provided by operating activities of US$189.9 million in 2024, as compared to net cash used in operating activities of US$18.9 million in 2023. The change was primarily attributable to improved performance of Studio City’s operations which resulted in a decrease in net loss in 2024, as well as net receipt from affiliated companies for operating purpose in 2024.

Investing Activities

Net cash used in investing activities was US$85.1 million in 2025, as compared to US$108.5 million in 2024. Net cash used in investing activities was US$161.5 million in 2023.

Net cash used in investing activities of US$85.1 million in 2025 was attributable to payments for acquisition of property and equipment of US$62.0 million and payments to an affiliated company for other long-term assets of US$30.7 million, partially offset by proceeds from sale of property and equipment of US$7.5 million.

Net cash used in investing activities of US$108.5 million in 2024 was attributable to payments for acquisition of property and equipment of US$86.8 million and payments to an affiliated company for other long-term assets of US$31.3 million, partially offset by proceeds from sale of property and equipment of US$9.6 million.

Net cash used in investing activities of US$161.5 million in 2023 was primarily attributable to payments for acquisition of property and equipment of US$156.8 million.

Our capital expenditures on an accrual basis amounted to US$46.2 million, US$64.7 million and US$68.9 million for the years ended December 31, 2025, 2024 and 2023, respectively, primarily for the construction, development and enhancement of Studio City. We will continue to make capital expenditures to grow our business and expect that cash generated from our operating and financing activities will meet our capital expenditure needs in the foreseeable future. See “— Other Financing and Liquidity Matters” below for more information.

Financing Activities

Net cash used in financing activities was US$143.1 million in 2025, as compared to US$183.3 million in 2024. Net cash used in financing activities was US$100.9 million in 2023.

Net cash used in financing activities of US$143.1 million in 2025 was attributable to the full redemption of the US$221.6 million outstanding principal amount under the 2025 SCF Senior Notes at maturity and repayment for an aggregate principal amount outstanding of the SCC 2024 Revolving Facilities of US$91.8 million, partially offset by the proceeds from the drawdown of the SCC 2021 Credit Facilities and SCC 2024 Revolving Facilities of US$170.3 million.

Net cash used in financing activities of US$183.3 million in 2024 was mainly attributable to the settlement of the 2025 SCF Senior Notes Tender Offer (2024) and the repurchases of 2025 SCF Senior Notes.

Net cash used in financing activities of US$100.9 million in 2023 was mainly attributable to the settlement of the 2025 SCF Senior Notes Tender Offer (2023).

Indebtedness

We enter into loan facilities and issue notes through our subsidiaries. The following table sets forth our gross indebtedness as of December 31, 2025:

	Issuer	As of December 31, 2025
		(in thousands of US$)
SCC 2021 Credit Facilities	Studio City Company	$30,073
SCC 2024 Revolving Facilities	Studio City Company	49,992
2027 SCC Senior Secured Notes	Studio City Company	350,000
2028 SCF Senior Notes	Studio City Finance	500,000
2029 SCF Senior Notes	Studio City Finance	1,100,000

Total		$2,030,065

Major changes in our indebtedness during the year ended December 31, 2025 are summarized below.

On July 11, 2025, we drew down HK$233.0 million (equivalent to US$29.7 million) and HK$1,104.0 million (equivalent to US$140.6 million) under the SCC 2021 Credit Facilities and the SCC 2024 Revolving Facilities, respectively. Such proceeds from the drawdowns, together with cash on hand, were used to fully redeem the US$221.6 million outstanding principal amount of the 2025 SCF Senior Notes at maturity on July 15, 2025. Subsequently during the year ended December 31, 2025, we repaid HK$715.0 million (equivalent to US$91.8 million) in aggregate principal amount under the SCC 2024 Revolving Facilities, together with accrued interest.

For further details of the above indebtedness, see note 9 to the consolidated financial statements included elsewhere in this annual report, which includes information regarding the type of debt facilities used, the maturity profile of debt, the currency and interest rate structure, the charge on our assets and the nature and extent of any restrictions on our ability, and the ability of our subsidiaries, to transfer funds as cash dividends, loans or advances. See also “— Other Financing and Liquidity Matters” below for details of the maturity profile of debt and “Item 11. Quantitative and Qualitative Disclosures about Market Risk” for further understanding of our hedging of foreign exchange risk and interest rate risk exposure.

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

Cash from financings and operations is primarily retained by our operating subsidiaries for the purposes of funding our operating activities and capital expenditures. Cash within our group is primarily transferred between our subsidiaries through intercompany loan arrangements. Financing raised by Studio City International Holdings Limited has been transferred to our financing and operating subsidiaries through the use of equity capital contributions or intercompany loan arrangements. In 2025, excluding cash transferred for the purpose of the settlement of intragroup charges, no cash has been transferred to our holding company, Studio City International Holdings Limited, from its subsidiaries. See also “Item 4. Information on the Company — B. Business Overview — Taxation” and “Item 8. Financial Information — A. Consolidated Statements and Other Financial Information — Dividend Policy.” There are no regulatory or foreign exchange restrictions or limitations on our ability to transfer cash within our corporate group or to declare dividends to holders of our ADSs, except that our subsidiaries incorporated in Macau are required to set aside a specified amount of the entity’s profit after tax as a legal reserve which is not distributable to the shareholders of such subsidiaries. See “Item 4. Information on the Company — B. Business Overview — Regulations — Restrictions on Distribution of Profits Regulations” and “Item 10. Additional Information — D. Exchange Controls.”

As of December 31, 2025, we had capital commitments for the construction and acquisition of property and equipment totaling US$4.1 million. In addition, we have contingent liabilities arising in the ordinary course of business.

Our total long-term indebtedness and other contractual obligations as of December 31, 2025 are summarized below.

	Payments Due by Period
	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
	(in millions of US$)
Long-term debt obligations(1):
SCC 2021 Credit Facilities	$—	$—	$30.1	$—	$30.1
SCC 2024 Revolving Facilities	—	—	50.0	—	50.0
2027 SCC Senior Secured Notes	—	350.0	—	—	350.0
2028 SCF Senior Notes	—	500.0	—	—	500.0
2029 SCF Senior Notes	—	—	1,100.0	—	1,100.0
Fixed interest payments	112.0	146.9	2.2	—	261.1
Variable interest payments(2)	4.3	8.5	3.4	—	16.2
Operating leases(3)	2.0	2.3	2.3	28.0	34.6
Construction costs and property and equipment retention payables	1.7	—	—	—	1.7
Other contractual commitments:
Construction costs and property and equipment acquisition commitments	3.8	0.3	—	—	4.1

Total contractual obligations	$123.8	$1,008.0	$1,188.0	$28.0	$2,347.8

Notes:

(1)	See note 9 to the consolidated financial statements included elsewhere in this annual report for further details on these debt facilities.

(2)

Amounts for all periods represent our estimated interest payments on our debt facilities based upon amounts outstanding and HIBOR as at December 31, 2025 plus the applicable interest rate spread in accordance with the respective debt agreements. Actual rates will vary.

(3)	See note 10 to the consolidated financial statements included elsewhere in this annual report for further details on these lease liabilities.

For further details for our commitments and contingencies, see note 16 to the consolidated financial statements included elsewhere in this annual report.

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

Restrictions on Distributions

The Company is a holding company with no operations of its own. We conduct our operations through our subsidiaries. As a result, our ability to pay dividends depends upon dividends paid by our subsidiaries. Our subsidiaries have incurred debt on their own behalf and any of our newly formed subsidiaries may incur debt on their own behalf in the future and the instruments governing their debt have and may restrict their ability to pay dividends to us. For discussion on the ability of our subsidiaries to transfer funds to our Company in the form of cash dividends, loans or advances and the impact such restrictions have on our ability to meet our cash obligations, see “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Business — Certain covenants under our agreements governing our existing indebtedness restrict our ability to engage in certain transactions and may impair our ability to respond to changing business and economic conditions,” “Item 8. Financial Information — A. Consolidated Statements and Other Financial Information — Dividend Policy” and note 15 to the consolidated financial statements included elsewhere in this annual report.

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

D. TREND INFORMATION

The following trends and uncertainties may affect our operations and financial conditions:

•

Policies, legislations and campaigns implemented by the PRC government, including restrictions on travel, anti-corruption campaigns, monitoring of cross-border currency movement and adoption of measures to eliminate perceived channels of illicit cross-border currency movements, restrictions on currency withdrawal, scrutiny of marketing activities in China or measures taken by the PRC government, including criminalizing certain conduct, to deter marketing of gaming activities to mainland China residents by foreign casinos, slowdown of economic growth in China, travel and visa policies, may lead to a decline and limit the recovery and growth in the number of patrons visiting our property and the spending amount of such patrons;

•

The gaming and leisure market in Macau is developing and the competitive landscape is expected to evolve as more gaming and non-gaming facilities are developed in Macau. More supply of hotels in the Cotai region of Macau will intensify the competition in the businesses that we and the Gaming Operator operate;

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

•

Enactment of new laws, or amendments to existing laws with more stringent requirements, in relation to personal information, including, among others, collection, use and/or transmission of personal information, and as to which there may be limited precedent on their interpretation and application, may increase operating costs and/or adversely impact our ability to market to our customers and guests. In addition, any non-compliance with such laws may result in damage to our reputation and/or subject us to lawsuits, fines and other penalties as well as restrictions on our use or transfer of data; and

•

Increases in cybersecurity and ransomware attacks around the world, including in the gaming and hospitality industries and the need to continually evaluate, enhance and improve our internal process, systems and technology infrastructure to comply with the increasing cybersecurity, data privacy and data protection laws, regulations and requirements.

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

Property and Equipment

As of December 31, 2025 and 2024, we had net property and equipment of US$2.49 billion and US$2.65 billion, representing 88.9% and 88.8% of our total assets respectively. Property and equipment are stated at cost, net of accumulated depreciation and amortization, and accumulated impairment, if any. We depreciate property and equipment on a straight-line basis over their estimated useful lives. The useful lives are estimated based on factors including the nature of the assets, its relationship to other assets, our operating plans and anticipated use and other economic and legal factors that impose limits. The remaining estimated useful lives of the property and equipment are periodically reviewed. Refer to note 2(i) to the consolidated financial statements included elsewhere in this annual report for further details of estimated useful lives of the property and equipment.

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

No impairment of long-lived assets were recognized during the years ended December 31, 2025, 2024 and 2023.

Income Tax

Deferred income taxes are recognized for all significant temporary differences between the tax basis of assets and liabilities and their reported amounts in the consolidated financial statements. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities. As of December 31, 2025 and 2024, we recorded valuation allowances of US$170.1 million and US$172.7 million, respectively, as management believes that it is more likely than not that these deferred tax assets will not be realized. Our assessment considers, among other matters, the nature, frequency and severity of current and cumulative losses, forecasts of future profitability, and the duration of statutory carry-forward periods. To the extent that the financial results of our operations improve and it becomes more likely than not that the deferred tax assets are realizable, the valuation allowances will be reduced.

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

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. DIRECTORS AND SENIOR MANAGEMENT

Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of the date of this annual report on Form 20-F.

Directors and Executive Officers	Age	Position/Title
Lawrence Yau Lung Ho	49	Director
Evan Andrew Winkler	51	Director
Clarence Yuk Man Chung	63	Director
Geoffrey Stuart Davis	57	Director and Chief Financial Officer
Stephanie Cheung	63	Director
Akiko Takahashi	72	Director
David Anthony Reganato	46	Director
Dale Robert Black	62	Director
Dominique Mielle	57	Independent Director
Kevin F. Sullivan	73	Independent Director
Nigel Alan Dean	72	Independent Director
Kevin Richard Benning	43	Property General Manager

Directors

Mr. Lawrence Yau Lung Ho has been a member of our board of directors since July 2011. Mr. Ho was also appointed as the executive director of Melco Resorts on December 20, 2004, and served as its co-chairman and chief executive officer between December 2004 and April 2016 before being re-designated as chairman and chief executive officer in May 2016. Mr. Ho became the managing director of Melco International in 2001 and has been its chairman and chief executive officer since March 2006. Mr. Ho was the chairman and director of Maple Peak Investments Inc., a company listed on the TSX Venture Exchange in Canada, from July 2016 to January 2026.

As a member of the National Committee of the Chinese People’s Political Consultative Conference, Mr. Ho serves on the board or participates as a committee member in various organizations in China. He is a member of the advisory committee of the All-China Federation of Industry and Commerce; a member of the Macau Basic Law Promotion Association; a member of the Board of Governors of The Canadian Chamber of Commerce in Hong Kong; a member of the Asia International Leadership Council; honorary advisor of Global Tourism Economy Research Centre; permanent honorary committee member of The Chinese General Chamber of Commerce of Hong Kong; honorary patron of The Canadian Chamber of Commerce in Macao; honorary president of the Macau Research Association for Macau Gaming Law; honorary president of the Association of Property Agents and Real Estate Developers of Macau; a director executive of the Macao Chinese General Chamber of Commerce and honorary president of the Association of Youth Practitioners in Macao Integrated Tourism and Leisure Enterprises.

In 2017, Mr. Ho was awarded the Medal of Merit-Tourism by the Macau SAR government for his significant contributions to tourism in the territory.

In recognition of Mr. Ho’s directorship and entrepreneurial spirit, he was granted the Business Awards of Macau’s “Leadership Gold Award” in 2015 and honored with “Outstanding Individual Award” at the Industry Community Awards in 2020. Mr. Ho has been honored as one of the recipients of the “Asian Corporate Director Recognition Awards” by Corporate Governance Asia magazine for nine years since 2012, and was awarded “Asia’s Best CEO” at the Asian Excellence Awards for the 14th year in 2025.

Mr. Ho graduated with a Bachelor of Arts degree in commerce from the University of Toronto, Canada, in June 1999 and was awarded the Honorary Doctor of Business Administration degree by Edinburgh Napier University, Scotland, in July 2009 for his contribution to business, education and the community in China.

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

Mr. Geoffrey Stuart Davis has been a member of our board of directors since October 2018 and has also been our chief financial officer since June 2019. Mr. Davis is the executive vice president and chief financial officer of Melco Resorts and he was appointed to this role in April 2011. Prior to that, he served as the deputy chief financial officer of Melco Resorts from August 2010 to March 2011 and senior vice president, corporate finance of Melco Resorts since 2007, when he joined Melco Resorts. In addition, Mr. Davis has been the chief financial officer and an executive director of Melco International since December 2017 and June 2025, respectively. Prior to joining Melco Resorts, Mr. Davis was a research analyst for Citigroup Investment Research, where he covered the U.S. gaming industry from 2001 to 2007. From 1996 to 2000, he held a number of positions at Hilton Hotels Corporation and Park Place Entertainment. Mr. Davis has been a CFA charter holder since 2000 and obtained a bachelor of arts degree from Brown University.

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

B. COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

In 2025, we paid an aggregate of US$1.2 million in cash and benefits to our directors and executive officers. We have not set aside or accrued any material amount to provide pension, retirement or other similar benefits to our directors and executive officers. None of the service agreements between us and our directors provide benefits upon termination of services.

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

D. EMPLOYEES

Staff

There were 5,879, 5,848 and 5,286 dedicated staff members as of December 31, 2025, 2024 and 2023, respectively, performing services solely at Studio City. The Gaming Operator is responsible for the hiring, managing and training of the gaming staff and deducts such costs relating to such gaming staff from Studio City Casino’s gross gaming revenue in accordance with the Studio City Casino Agreement. See “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions — Studio City Casino Agreement.” Under the Management and Shared Services Arrangements, the Master Service Providers, recruit, place, allocate, train, manage and supervise the staff who are solely dedicated to our property to perform corporate and administrative functions and carry out other non-gaming activities, and the relevant personnel costs are charged back to us. In addition, we receive certain centralized corporate and management services from the senior management and other shared service staff of the Master Service Providers who devote a portion of their time under the arrangements. See “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions — Management and Shared Services Arrangements.” The property general manager is employed by us. Our property general manager has oversight over all non-gaming staff members solely dedicated to Studio City and exercises input over their performance, which enables us to effectively evaluate their performance and manage talent. Our chief financial officer has oversight over our expenses (including shared service related items), receipts and disbursements, record-keeping and financial reporting to management and facilitates in the financial budgeting process. The following table indicates the distribution of these staff by function pursuant to the Management and Shared Services Arrangements as of December 31, 2025:

Function	Number of Staff
Management, Administrative and Finance	21
Gaming	1,779
Hotel	1,327
Food and Beverage	1,070
Property Operations	263
Entertainment	313
Marketing	263
W Macau	504
Others	339

Total	5,879

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

E. SHARE OWNERSHIP

Share Ownership of Directors and Members of Senior Management

The following table sets forth the beneficial interest of each director and executive officer in our ordinary shares as of March 6, 2026.

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

Notes:

*	Represents less than 1% of our total outstanding shares.

(1)

Percentage of voting power represents percentage of voting interest of our Class A ordinary shares and Class B ordinary shares voting together as a single class. Class B ordinary share have no economic rights. Percentage of voting power of each director and executive officer is calculated by dividing the number of Class A ordinary shares and Class B ordinary shares beneficially owned by such person or group, including shares that such person or group has the right to acquire within 60 days after March 6, 2026, by the sum of (i) 842,864,460 which is the total number of Class A ordinary shares and Class B ordinary shares outstanding as of March 6, 2026, and (ii) the number of Class A ordinary shares and Class B ordinary shares that such person or group has the right to acquire beneficial ownership within 60 days of March 6, 2026.

(2)

Represents 401,028,304 Class A ordinary shares and 15,330,000 ADSs (representing 61,320,000 Class A ordinary shares) held by MCO Cotai and 747,288 Class A ordinary shares held by Melco International, among which include 118 ADSs (representing 472 Class A ordinary shares) held by an agent on its behalf. Mr. Lawrence Ho is taken to have interest in these shares as a result of his interest in approximately 61.37% of the total issued shares of Melco International, including his personal interest, interests that he is deemed to have interest in by virtue of the Securities and Futures Ordinance (Chapter 571, the Laws of Hong Kong), comprising interest of the companies which are owned or controlled by persons and/or trusts associated with him, interests of companies which are controlled by discretionary family trusts in which he is one of the beneficiaries and interest of his spouse. See “Item 7. Major Shareholders and Related Party Transactions — A. Major Shareholders.”

None of our directors or executive officers who are shareholders have different voting rights from other shareholders of our Company.

F. DISCLOSURE OF A REGISTRANT’S ACTION TO RECOVER ERRONEOUSLY AWARDED COMPENSATION

Not applicable.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. MAJOR SHAREHOLDERS

The following table sets forth the beneficial ownership of our ordinary shares as of March 6, 2026 by all persons who are known to us to be the beneficial owners of 5% or more of our share capital.

Name	Number of Class A ordinary shares beneficially owned	Number of Class B ordinary shares beneficially owned	Percentage Voting Power (1)
Melco International (2)	463,095,592	—	54.94%
New Cotai, LLC(3)	124,596,560	72,511,760	23.39%
The Silver Point Funds(4)	114,757,656	—	13.62%

Notes:

(1)

Beneficial ownership is determined in accordance with Rule 13d-3 under the Exchange Act, and includes voting or investment power with respect to the securities. Percentage voting power represents percentage of voting interest of our Class A ordinary shares and Class B ordinary shares voting together as a single class. Class B ordinary share have no economic rights.

(2)

Represents 401,028,304 Class A ordinary shares and 15,330,000 ADSs (representing 61,320,000 Class A ordinary shares), constituting 60.02% of the outstanding Class A ordinary shares, held by MCO Cotai and 747,288 Class A ordinary shares, constituting 0.1% of the outstanding Class A ordinary shares, held by Melco International, among which include 118 ADSs (representing 472 Class A ordinary shares) held by an agent on its behalf. Melco International is the sole shareholder of Melco Leisure and Entertainment Group Limited, or Melco Leisure, which is the majority shareholder of Melco Resorts, a publicly-traded company whose American depositary shares are listed on the Nasdaq Global Select Market. Melco Resorts is the sole shareholder of MCO Holdings Limited, or MCO Holdings, which is the sole shareholder of MCO Cotai. Mr. Lawrence Ho is or is deemed to be interested in an approximately 61.37% of the total issued shares of Melco International, including shares Mr. Lawrence Ho personally holds, shares that he is deemed to be interested in by virtue of the Securities and Futures Ordinance (Chapter 571, the Laws of Hong Kong), comprising shares held by the companies which are owned or controlled by the persons and/or trusts associated with him, shares held by companies which are controlled by discretionary family trusts in which he is one of the beneficiaries, and shares held by his spouse. The registered address for each of MCO Cotai and MCO Holdings is Intertrust Corporate Services (Cayman) Limited, One Nexus Way, Camana Bay, Grand Cayman KY1-9005, Cayman Islands. The principal business address for Melco Resorts is 38th Floor, The Centrium, 60 Wyndham Street, Central, Hong Kong. The principal business address for Melco Leisure is c/o 38th Floor, The Centrium, 60 Wyndham Street, Central, Hong Kong. The principal business address for Mr. Lawrence Ho and Melco International is 38th Floor, The Centrium, 60 Wyndham Street, Central, Hong Kong.

(3)

Represents 72,511,760 Class B ordinary shares, constituting 100.0% of the outstanding Class B ordinary shares and, as of December 31, 2025, 31,149,140 ADS (representing 124,596,560 Class A ordinary shares), constituting 16.2% of the outstanding Class A ordinary shares, directly held by New Cotai, LLC. Subject to the terms of the exchange arrangements described in “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions — Pre-IPO Organizational Transactions,” New Cotai, subject to certain conditions, may exchange its Participation Interest for Class A ordinary shares. In connection with such exchange, the corresponding number of Class B ordinary shares will be canceled for no consideration. See “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions — Pre-IPO Organizational Transactions — Participation Agreement.” The number of Class A ordinary shares do not reflect the 72,511,760 of Class A ordinary shares issuable upon exchange by New Cotai of its Participation Interest. The business address of New Cotai is 2700 Patriot Boulevard, Suite 250, Glenview, Illinois 60026.

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

Other than as provided in the table above, reports filed with or furnished to the SEC, public disclosure, including without limitation Schedule 13 filings, and this annual report, we are not aware of any significant change in the percentage ownership held by any major shareholder since January 1, 2023.

As of December 31, 2025, a total of 842,864,460 Class A ordinary shares and Class B ordinary shares were outstanding, of which 368,577,180 Class A ordinary shares were registered in the name of a nominee of Deutsche Bank Trust Company Americas, the depositary under the deposit agreement. Other than as described in this annual report, we have no further information as to shares held, or beneficially owned, by U.S. persons. Since the completion of our initial public offering in October 2018, all ordinary shares underlying the ADSs have been held in Hong Kong by the custodian, Deutsche Bank AG, Hong Kong Branch, on behalf of the depositary.

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

See “Item 4. Information on the Company — C. Organizational Structure” for our current corporate structure.

B. RELATED PARTY TRANSACTIONS

For a discussion of significant related party transactions we entered into during the years ended December 31, 2025, 2024 and 2023, see note 17 to the consolidated financial statements included elsewhere in this annual report.

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

In 2025, 2024 and 2023, revenue from casino contract were US$305.9 million, US$259.8 million and US$155.5 million, respectively. Revenue from casino contract is net of gaming taxes and the costs incurred in connection with the on-going operation of Studio City Casino which are deducted by the Gaming Operator. Total gaming taxes and the costs incurred in connection with the on-going operation of Studio City Casino deducted from gross gaming revenues were US$1.08 billion, US$1.06 billion and US$756.9 million in 2025, 2024 and 2023, respectively.

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

The Gaming Operator currently allocates an additional 248 electronic gaming machines for operation at Studio City Casino, which allocation may be terminated upon 30 days’ written notice by either Studio City Entertainment or the Gaming Operator. In addition, the Gaming Operator currently allocates 61 gaming tables for operation at Studio City Casino, which such allocation may also be terminated upon 30 days’ written notice by either Studio City Entertainment or the Gaming Operator.

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

Services and Right to Use Direct Agreement

On November 26, 2013, Studio City Company, the Gaming Operator, Studio City Holdings Five Limited and the security agent under the SCC 2013 Project Facility, among others, entered into the Services and Right to Use Direct Agreement, which sets forth, among other things, certain restrictions on the rights of the Gaming Operator to (subject to the necessary regulatory approvals being obtained) suspend the continued operation of Studio City Casino and/or terminate the Studio City Casino Agreement.

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

In addition, the respective agreements governing our existing indebtedness including the agreement for the SCC 2021 Credit Facilities, the SCC 2024 Revolving Facilities, the 2027 SCC Senior Secured Notes, the 2028 SCF Senior Notes and the 2029 SCF Senior Notes contain certain covenants that, subject to certain exceptions and conditions, restrict the payment of dividends by some of our subsidiaries. See “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources — Restrictions on Distributions.”

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

Passive Foreign Investment Company

Based on the value of our assets and the composition of our income and assets, we do not believe we were a PFIC for our taxable year ended December 31, 2025. However, the determination of PFIC status involves extensive factual investigation, including ascertaining the fair market value of all of our assets on a quarterly basis and the character of each item of income that we earn, and is subject to uncertainty in several respects. Changes in the composition of our income or assets or the value of our assets may cause us to become a PFIC. The determination of the value of our assets may depend in part upon the value of our goodwill not reflected on our balance sheet (which may depend upon the market value of the ADSs and ordinary shares from time to time, which may be volatile). Accordingly, we cannot assure you that we will not be a PFIC for our current taxable year ending December 31, 2026 or for any future taxable year. Our United States tax counsel therefore expresses no opinion with respect to our PFIC status for any taxable year or our beliefs and expectations relating to such status set forth in this discussion.

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

Foreign Exchange Risk

Our exposure to foreign exchange rate risk is associated with the currency of our operations and the presentation of our consolidated financial statements in U.S. dollars. The majority of our revenues are denominated in H.K. dollars, since the H.K. dollar is the predominant currency used in Macau and is often used interchangeably with Patacas, while our expenses are denominated predominantly in Patacas and H.K. dollars. A significant portion of our indebtedness as a result of the 2027 SCC Senior Secured Notes, 2028 SCF Senior Notes and 2029 SCF Senior Notes and the costs associated with servicing and repaying such debts are denominated in U.S. dollars. In addition, the SCC 2021 Credit Facilities and the SCC 2024 Revolving Facilities, and the costs associated with servicing and repaying such debt, are denominated in H.K. dollars. The H.K. dollar is pegged to the U.S. dollar within a narrow range and the Pataca is in turn pegged to the H.K. dollar, and the exchange rates between these currencies have remained relatively stable over the past several years. However, we cannot assure you that the current peg or linkages between the U.S. dollar, H.K. dollar and Pataca will not be de-pegged, de-linked or modified and subjected to fluctuation as such exchange rates may be affected by, among other things, changes in political and economic conditions.

See note 9 to the consolidated financial statements included elsewhere in this annual report for further details related to our indebtedness as of December 31, 2025.

Major currencies in which our cash and bank balances (including restricted cash) were held as of December 31, 2025 included U.S. dollars, H.K. dollars and Patacas. Based on the cash and bank balances as of December 31, 2025, an assumed 1% change in the exchange rates between currencies other than U.S. dollars against the U.S. dollar would cause a maximum foreign transaction gain or loss of approximately US$0.4 million for the year ended December 31, 2025.

Based on the balances of indebtedness denominated in currencies other than U.S. dollars as of December 31, 2025, an assumed 1% change in the exchange rates between currencies other than the U.S. dollar against the U.S. dollar would cause a foreign transaction gain or loss of approximately US$0.8 million for the year ended December 31, 2025.

To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk.

Interest Rate Risk

Our exposure to interest rate risk is associated with our indebtedness bearing interest based on floating rates. We attempt to manage interest rate risk by managing the mix of long-term fixed rate borrowings and variable rate borrowings and we may supplement by hedging activities in a manner we deem prudent. We cannot be sure that these risk management strategies have had the desired effect, and interest rate fluctuations could have a negative impact on our results of operations.

As of December 31, 2025, we were subject to fluctuations in HIBOR as a result of our SCC 2021 Credit Facilities and SCC 2024 Revolving Facilities.

As of December 31, 2025, approximately 96% of our total gross indebtedness was based on fixed rates. Based on our December 31, 2025 indebtedness level, an assumed 100 basis point change in HIBOR would cause our annual interest cost to change by approximately US$0.8 million.

To the extent that we effect hedging in respect of our credit facilities, the counterparties to such hedging will also benefit from the security and guarantees we provide to the lenders under such credit facilities, which could increase our aggregate secured indebtedness. We do not intend to engage in transactions in derivatives or other financial instruments for trading or speculative purposes and we expect the provisions of our existing and any future credit facilities to restrict or prohibit the use of derivatives and financial instruments for purposes other than hedging.

Inflation Risk

We generated all of our revenues from our operations in Macau in 2025, 2024 and 2023. Inflation did not have a material impact on our results of operations. According to the Statistics and Census Services of the Macau government, inflation as measured by the consumer price index in Macau was 0.33%, 0.74% and 0.94% in 2025, 2024 and 2023, respectively. Although we have not been materially affected by inflation since our inception, we can provide no assurance that we will not be affected in the future by higher rates of inflation in Macau.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. DEBT SECURITIES

Not applicable.

B. WARRANTS AND RIGHTS

Not applicable.

C. OTHER SECURITIES

Not applicable.

D. AMERICAN DEPOSITARY SHARES

Deutsche Bank Trust Company Americas serves as the depositary bank for our ADS facility. Its principal executive office is located at 1 Columbus Circle, New York, New York, 10019.

As an ADS holder, beneficial owner of ADSs, any person depositing shares and any person surrendering ADSs for cancellation and withdrawal of deposited securities, you will be required to pay the following service fees to the depositary bank and certain taxes and governmental charges (in addition to any applicable fees, expenses, taxes and other governmental charges payable on the deposited securities represented by any of your ADSs):

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

As an ADS holder, beneficial owner of ADSs, any person depositing shares and any person surrendering ADSs for cancellation and withdrawal of deposited securities, you will also be responsible to pay certain fees and expenses incurred by the depositary bank and certain taxes and governmental charges (in addition to any applicable fees, expenses, taxes and other governmental charges payable on the deposited securities represented by any of your ADSs) such as:

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

The depositary may make payments to us and/or may share revenue with us derived from the ADS fees collected in respect of the ADR program or otherwise, upon such terms and conditions as we and the depositary bank agree from time to time.

Fees and Other Payments Made by the Depositary to Us

In 2025, we did not receive any fees or other payments from the depositary.

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

Our Company’s management assessed the effectiveness of our Company’s internal control over financial reporting as of December 31, 2025. In making this assessment, our Company’s management used the framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control — Integrated Framework (2013).

Based on this assessment, management concluded that, as of December 31, 2025, our Company’s internal control over financial reporting is effective based on the framework set forth by Committee of Sponsoring Organizations of the Treadway Commission in Internal Control — Integrated Framework (2013).

Our Company’s independent registered public accounting firm’s report on the effectiveness of our internal control over financial reporting appears under “Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting” in their report appearing on pages F-5 to F-6 of this annual report on Form 20-F.

Changes in Internal Controls Over Financial Reporting

There were no changes in our Company’s internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the year ended December 31, 2025 that have materially affected, or are reasonably likely to materially affect, our Company’s internal control over financial reporting.

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

	Year Ended December 31,
	2025	2024
	(In thousands of US$)
Audit fees (1)	$541	$542
Audit-related fees (2)	5	92
Tax fees	—	—
All other fees	—	—

Notes:

(1)	“Audit fees” means the aggregate fees in each of the fiscal years indicated for our calendar year audits.

(2)	“Audit-related fees” primarily include the aggregate fees for professional services provided in connection with other assurance services.

The policy of our audit and risk committee is to pre-approve all audit and non-audit services provided by our independent registered public accounting firm, including audit services, audit-related services, tax services and other services.

For the years ended December 31, 2025 and 2024, none of the total audit-related fees as described above were approved by our audit and risk committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

No purchase of equity security in the Company was made by or on behalf of the Company or any affiliated purchaser in the fiscal year ended December 31, 2025.

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
Our cybersecurity risk management program includes:

•	risk assessments designed to help identify material cybersecurity risks to our critical systems, information, products, services, and our broader enterprise IT environment;

•	an information security team principally responsible for managing (1) our cybersecurity risk assessment processes, (2) our security controls, and (3) our response to cybersecurity incidents;

•	the use of external service providers, where appropriate, to assess, test or otherwise assist with aspects of our information security controls;

•	cybersecurity awareness training of our directors, senior management, employees and incident response personnel;

•	a cybersecurity incident response plan that includes procedures for responding to cybersecurity incidents; and

•	a third-party risk management process for service providers, suppliers, and vendors, including oversight and identification of cybersecurity risks.
We have not identified risks from known cybersecurity threats, including as a result of any prior cybersecurity incidents, that have materially affected us, including our operations, business strategy, results of operations, or financial condition. We face risks from cybersecurity threats that, if realized, are reasonably likely to materially affect us, including our operations, business strategy, results of operations, or financial condition. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Business — Information technology and other systems that we depend on are subject to cybersecurity risks, including disruptions to systems and operations, misappropriation of customer information, other breaches of information security or other cybercrimes, as well as regulatory and other risks” and “— Failure to protect the integrity and security of company staff, supplier and customer information and comply with cybersecurity, data privacy, data protection or any other laws and regulations related to data may materially and adversely affect our business, financial conditi
o
n and results of op
erati
ons, and/or result in damage to reputation and/or subject us to fines, penalties, lawsuits, restrictions on our use or transfer of data and other risks.”

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
The audit and risk committee reports to the full board regarding its activities, including those rel ate
d to cybersecurity. The full board also receives briefings from management on our cyber risk management program. Board members receive presentations on cybersecurity topics from the chief information security officer of Melco Resorts and external experts as part of the board’s continuing education on topics that impact public companies.
Our cybersecurity risk management team, including the chief information security officer of Melco Resorts, is responsible for assessing and managing our material risks from cybersecurity threats. The team has primary responsibility for our overall cybersecurity risk management program and supervises both our internal cybersecurity personnel and our retained external cybersecurity consultants. Our cybersecurity risk management team’s experience includes previous work experience in cybersecurity and risk management roles in various industries including financial services and technology. Our cybersecurity risk management team also holds multiple security credentials such as Certified Information Systems Auditor, Certified Information Systems Security Professional, Certified Information Security Manager, ISO Lead Auditor Practitioner, and Certified in Risk and Systems Information Control certifications as well as various technology certifications. The team also engages leading cybersecurity and forensic incident response external service providers to provide extensive capability to run, review, challenge and advise on operational enhancements, and provide incident response capability during an incident, as required. Our cybersecurity risk management team, including the chief information security officer of
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

ITEM 19.	EXHIBITS

Exhibit Number	Description of Document

1.1	Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated by reference to Exhibit 1.1 from our annual report on Form 20-F for the fiscal year ended December 31, 2018 (File No. 001-38699), filed with the SEC on March 29, 2019)

1.2	Memorandum and Articles of Association of MSC Cotai Limited (incorporated by reference to Exhibit 1.2 from our annual report on Form 20-F for the fiscal year ended December 31, 2018 (File No. 001-38699), filed with the SEC on March 29, 2019)

2.1	Form of Registrant’s Specimen American Depositary Receipt (included in Exhibit 2.3)

2.2	Registrant’s Specimen Certificate for Ordinary Shares (incorporated herein by reference to Exhibit 4.2 from our registration statement on Form F-1 (File No. 333-227232), as amended, initially filed with the SEC on September 7, 2018)

2.3†	Form of Deposit Agreement between the Registrant, the depositary and owners and holders of the ADSs

2.4	Amended and Restated Credit Agreement relating to HK$233 million revolving credit facility and HK$1 million term loan facility dated November 23, 2016, among Studio City Company Limited and certain of its subsidiaries and affiliates with Bank of China Limited, Macau Branch, among others (incorporated herein by reference to Exhibit 4.15 from our registration statement on Form F-1 (File No. 333-227232), as amended, initially filed with the SEC on September 7, 2018)

2.5	Amended and Restated Shareholders’ Agreement, among MCO Cotai Investments Limited, New Cotai, LLC, Melco Resorts & Entertainment Limited and the Registrant (incorporated by reference to Exhibit 2.12 from our annual report on Form 20-F for the fiscal year ended December 31, 2018 (File No. 001-38699), filed with the SEC on March 29, 2019)

2.6	Amended and Restated Registration Rights Agreement, between New Cotai, LLC and the Registrant (form of which is incorporated herein by reference to Exhibit 10.5 from our registration statement on Form F-1 (File No. 333-227232), as amended, initially filed with the SEC on September 7, 2018)

2.7	Indenture relating to 6.000% senior notes due 2025 and dated July 15, 2020, among Studio City Finance Limited, as issuer, the subsidiary guarantors parties thereto, and Deutsche Bank Trust Company Americas, as trustee (incorporated by reference to Exhibit 2.16 from our annual report on Form 20-F for the fiscal year ended December 31, 2020 (File No. 001-38699), filed with the SEC on March 31, 2021)

2.8	Indenture relating to 6.500% senior notes due 2028 and dated July 15, 2020, among Studio City Finance Limited, as issuer, the subsidiary guarantors parties thereto, and Deutsche Bank Trust Company Americas, as trustee (incorporated by reference to Exhibit 2.17 from our annual report on Form 20-F for the fiscal year ended December 31, 2020 (File No. 001-38699), filed with the SEC on March 31, 2021)

2.9	Indenture relating to 5.000% senior notes due 2029 and dated January 14, 2021, among Studio City Finance Limited, as issuer, the subsidiary guarantors parties thereto, and Deutsche Bank Trust Company Americas, as trustee (incorporated by reference to Exhibit 2.18 from our annual report on Form 20-F for the fiscal year ended December 31, 2020 (File No. 001-38699), filed with the SEC on March 31, 2021)

2.10	Amended and Restated Credit Agreement relating to HK$233 million revolving credit facility and HK$1 million term loan facility dated March 15, 2021, among Studio City Company Limited and certain of its subsidiaries and affiliates with Bank of China Limited, Macau Branch, among others (incorporated by reference to Exhibit 2.20 from our annual report on Form 20-F for the fiscal year ended December 31, 2020 (File No. 001-38699), filed with the SEC on March 31, 2021)

Exhibit Number	Description of Document

2.11	Indenture relating to 7.000% senior notes due 2027 and dated February 16, 2022, among Studio City Company Limited, as issuer, the guarantors parties thereto, and Deutsche Bank Trust Company Americas, as trustee (incorporated by reference to Exhibit 2.11 from our annual report on Form 20-F for the fiscal year ended December 31, 2021 (File No. 001-38699), filed with the SEC on March 31, 2022)

2.12	Supplemental Indenture relating to 7.000% senior notes due 2027 and dated February 16, 2022, among Studio City Company Limited, Industrial and Commercial Bank of China (Macau) Limited, as the security agent, DB Trustees (Hong Kong) Limited, as the intercreditor agent, and Deutsche Bank Trust Company Americas, as the trustee (incorporated by reference to Exhibit 2.12 from our annual report on Form 20-F for the fiscal year ended December 31, 2021 (File No. 001-38699), filed with the SEC on March 31, 2022)

2.13	Amendment and Restatement dated February 7, 2022 (in respect of the Intercreditor Agreement originally dated December 1, 2016) among Studio City Company Limited, the guarantors of the 7.000% senior secured notes due 2027, the lenders and agent for Studio City Company Limited’s HK$233 million revolving credit facility and HK$1 million term loan facility, the security agent and intercreditor agent named therein, among others (incorporated by reference to Exhibit 2.13 from our annual report on Form 20-F for the fiscal year ended December 31, 2021 (File No. 001-38699), filed with the SEC on March 31, 2022)

2.14	Description of Registrant’s Securities (incorporated herein by reference to Exhibit 2.14 from our annual report on Form 20-F for the fiscal year ended December 31, 2022 (File No. 001-38699), filed with the SEC on March 31, 2023)

2.15	Credit Facilities Agreement, dated November 29, 2024, entered into between, among others, Studio City Investments Limited, as parent, Studio City Company Limited, as borrower, and Bank of China Limited, Macau Branch, as agent, and Industrial and Commercial Bank of China (Macau) Limited (incorporated herein by reference to Exhibit 2.15 from our annual report on Form 20-F for the fiscal year ended December 31, 2024 (File No. 001-38699), filed with the SEC on March 21, 2025)

2.16	Guarantee by the Company, dated November 29, 2024, in relation to the SCC 2024 Revolving Facilities (incorporated herein by reference to Exhibit 2.16 from our annual report on Form 20-F for the fiscal year ended December 31, 2024 (File No. 001-38699), filed with the SEC on March 21, 2025)

2.17	Amended and Restated Credit Agreement relating to the HK$233 million revolving credit facility and HK$1 million term loan facility dated November 29, 2024, among Studio City Company Limited and certain of its subsidiaries and affiliates with Bank of China Limited, Macau Branch, among others (incorporated herein by reference to Exhibit 2.17 from our annual report on Form 20-F for the fiscal year ended December 31, 2024 (File No. 001-38699), filed with the SEC on March 21, 2025)

4.1	Form of Indemnification Agreement between the Registrant and each of its directors and executive officers (incorporated herein by reference to Exhibit 10.1 from our registration statement on Form F-1 (File No. 333-227232), as amended, initially filed with the SEC on September 7, 2018)

4.2	Form of Employment Agreement with the Executive Officers of the Registrant (incorporated herein by reference to Exhibit 10.2 from our registration statement on Form F-1 (File No. 333-227232), as amended, initially filed with the SEC on September 7, 2018)

4.3	Reimbursement Agreement dated June 15, 2012, between Studio City Entertainment Limited and Melco Resorts (Macau) Limited, which was formerly known as Melco Crown (Macau) Limited (incorporated herein by reference to Exhibit 10.8 from our registration statement on Form F-1 (File No. 333-227232), as amended, initially filed with the SEC on September 7, 2018)

Exhibit Number	Description of Document

4.4	Services and Right to Use Direct Agreement dated November 26, 2013, among Studio City Company Limited as borrower, Melco Resorts (Macau) Limited, which was formerly known as Melco Crown (Macau) Limited, Studio City Holdings Five Limited, Industrial and Commercial Bank of China (Macau) Limited as security agent and POA agent and Deutsche Bank AG, Hong Kong Branch as agent, among others (incorporated herein by reference to Exhibit 10.9 from our registration statement on Form F-1 (File No. 333-227232), as amended, initially filed with the SEC on September 7, 2018)

4.5	Master Services Agreement dated December 21, 2015, among Studio City Entertainment Limited, Melco Resorts (Macau) Limited, which was formerly known as Melco Crown (Macau) Limited, and other subsidiaries and affiliates of the Registrant (incorporated herein by reference to Exhibit 10.10 from our registration statement on Form F-1 (File No. 333-227232), as amended, initially filed with the SEC on September 7, 2018)

4.6	Work Agreement No. 1 dated December 21, 2015, related to sale and purchase of certain property, plant and equipment and inventory and supplies among Studio City Entertainment Limited and other subsidiaries and affiliates of the Registrant (incorporated herein by reference to Exhibit 10.11 from our registration statement on Form F-1 (File No. 333-227232), as amended, initially filed with the SEC on September 7, 2018)

4.7	Work Agreement No. 2 dated December 21, 2015, related to corporate services among Studio City Entertainment Limited and other subsidiaries and affiliates of the Registrant (incorporated herein by reference to Exhibit 10.12 from our registration statement on Form F-1 (File No. 333-227232), as amended, initially filed with the SEC on September 7, 2018)

4.8	Work Agreement No. 3 dated December 21, 2015, related to certain pay-as-used charges among Studio City Entertainment Limited and other subsidiaries and affiliates of the Registrant (incorporated herein by reference to Exhibit 10.13 from our registration statement on Form F-1 (File No. 333-227232), as amended, initially filed with the SEC on September 7, 2018)

4.9	Work Agreement No. 4 dated December 21, 2015, related to operational and property sharing services among Studio City Entertainment Limited and other subsidiaries and affiliates of the Registrant (incorporated herein by reference to Exhibit 10.14 from our registration statement on Form F-1 (File No. 333-227232), as amended, initially filed with the SEC on September 7, 2018)

4.10	Work Agreement No. 5 dated December 21, 2015, related to limousine transportation services among Studio City Hotels Limited and other subsidiaries and affiliates of the Registrant (incorporated herein by reference to Exhibit 10.15 from our registration statement on Form F-1 (File No. 333-227232), as amended, initially filed with the SEC on September 7, 2018)

4.11	Work Agreement No. 6 dated December 21, 2015, related to aviation services among Studio City Entertainment Limited and other subsidiaries and affiliates of the Registrant (incorporated herein by reference to Exhibit 10.16 from our registration statement on Form F-1 (File No. 333-227232), as amended, initially filed with the SEC on September 7, 2018)

4.12	Work Agreement No. 7 dated December 21, 2015, related to collection and payment services among Studio City Entertainment Limited and other subsidiaries and affiliates of the Registrant (incorporated herein by reference to Exhibit 10.17 from our registration statement on Form F-1 (File No. 333-227232), as amended, initially filed with the SEC on September 7, 2018)

4.13	Work Agreement No. 8 dated December 21, 2015, related to limousine transportation services among Studio City Hotels Limited and other subsidiaries and affiliates of the Registrant (incorporated herein by reference to Exhibit 10.18 from our registration statement on Form F-1 (File No. 333-227232), as amended, initially filed with the SEC on September 7, 2018)

Exhibit Number	Description of Document

4.14	English Translation of the Order of Secretary for Public Works and Transportation published in Macau Official Gazette No. 100/2001 dated October 9, 2001, in relation to the Studio City Land Concession (incorporated herein by reference to Exhibit 10.19 from our registration statement on Form F-1 (File No. 333-227232), as amended, initially filed with the SEC on September 7, 2018)

4.15	English Translation of the amended Order of Secretary for Public Works and Transportation published in Macau Official Gazette No. 31/2012 dated July 19, 2012, in relation to the Studio City Land Concession (incorporated herein by reference to Exhibit 10.20 from our registration statement on Form F-1 (File No. 333-227232), as amended, initially filed with the SEC on September 7, 2018)

4.16	English Translation of the amended Order of Secretary for Public Works and Transportation published in Macau Official Gazette No. 92/2015 dated September 10, 2015, in relation to the Studio City Land Concession (incorporated herein by reference to Exhibit 10.21 from our registration statement on Form F-1 (File No. 333-227232), as amended, initially filed with the SEC on September 7, 2018)

4.17	Participation Agreement among MSC Cotai Limited, New Cotai, LLC and the Registrant (form of which is incorporated herein by reference to Exhibit 10.22 from our registration statement on Form F-1 (File No. 333-227232), as amended, initially filed with the SEC on September 7, 2018)

4.18	Implementation Agreement among MCO Cotai Investments Limited, New Cotai, LLC, Melco Resorts & Entertainment Limited and the Registrant (form of which is incorporated herein by reference to Exhibit 10.23 from our registration statement on Form F-1 (File No. 333-227232), as amended, initially filed with the SEC on September 7, 2018)

4.19	Studio City Casino Agreement by and among Studio City Entertainment Limited and Melco Resorts (Macau) Limited, dated June 23, 2022 (incorporated by reference to Exhibit 4.19 from our annual report on Form 20-F for the fiscal year ended December 31, 2022 (File No. 001-38699), filed with the SEC on March 31, 2023)

4.20	Extension Agreement to Master Services Agreement and Work Agreements, dated March 30, 2023 (incorporated by reference to Exhibit 4.20 from our annual report on Form 20-F for the fiscal year ended December 31, 2022 (File no. 001-38699), filed with the SEC on March 31, 2023)

8.1*	List of Significant Subsidiaries

11.1*	Insider Trading Policy

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Deloitte & Touche LLP

15.2*	Consent of Ernst & Young LLP, Singapore

97.1	Compensation Recovery Policy (incorporated by reference to Exhibit 97.1 from our annual report on Form 20-F for the fiscal year ended December 31, 2023 (File no. 001-38699), filed with the SEC on March 22, 2024)

101.INS*	Inline XBRL Instance Document

101.SCH*	Inline XBRL Taxonomy Extension Schema Document

Exhibit Number	Description of Document

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Furnished with this annual report on Form 20-F.

†	Previously filed with the Registration Statement on Form F-6 (File No. 333-227759), dated October 9, 2018, and incorporated herein by reference.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

STUDIO CITY INTERNATIONAL HOLDINGS LIMITED

Date: March 13, 2026	By:	/s/ Kevin Richard Benning
Name: Kevin Richard Benning
Title: Property General Manager

STUDIO CITY INTERNATIONAL HOLDINGS LIMITED
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023

Page

Reports of Independent Registered Public Accounting Firm (PCAOB ID: 1046 and 1247)	F-2

Consolidated Balance Sheets as of December 31, 2025 and 2024	F-7

Consolidated Statements of Operations for the Years Ended December 31, 2025, 2024 and 2023	F-9

Consolidated Statements of Comprehensive Loss for the Years Ended December 31, 2025, 2024 and 2023	F-11

Consolidated Statements of Equity for the Years Ended December 31, 2025, 2024 and 2023	F-12

Consolidated Statements of Cash Flows for the Years Ended December 31, 2025, 2024 and 2023	F-13

Notes to Consolidated Financial Statements for the Years Ended December 31, 2025, 2024 and 2023	F-15

Schedule 1 – Studio City International Holdings Limited Condensed Financial Statements as of December 31, 2025 and 2024 and for the Years Ended December 31, 2025, 2024 and 2023	F-45

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the shareholders and the Board of Directors of Studio City International Holdings Limited
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Studio City International Holdings Limited and subsidiaries (the “Company”) as of December 31, 2025 and 2024, the related consolidated statements of operations, comprehensive loss, equity and cash flows, for each of the two years in the period ended December 31, 2025, and the related notes and the financial statement schedule included in Schedule 1 (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2025, based on criteria established in
Internal Control — Integrated Framework (2013)
 issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 13, 2026, expressed an unqualified opinion on the Company’s internal control over financial reporting.
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
6
 and
7
 to the financial statements
Critical Audit Matter Description
The property and equipment and other long-lived assets balance (“long-lived assets”), comprising property and equipment, land-use
right assets,
right-of-use
assets and other long-term assets was US$2,650.7 million as of December 31, 2025, of which all are allocated to the Studio City reporting unit. The Company’s evaluation of Studio City’s long-lived assets for impairment involves an initial assessment of the assets to determine whether events or changes in circumstances exist that may indicate that the carrying amounts of the assets are no longer recoverable. Possible indications of impairment may include events or changes in circumstances affecting future cash flows of the assets, including those impacting future revenue growth rates, future market conditions and gross margin. When events or changes in circumstances exist, the Company evaluates its assets for impairment by comparing undiscounted future cash flows expected to be generated over the life of the assets to the carrying amount. If the carrying amount of an asset exceeds the undiscounted future cash flows, an analysis is performed to determine the fair value of the asset.
The Company makes significant assumptions to evaluate assets for possible indications of impairment, including future revenue growth rates and cost inflation. Changes in these assumptions could have a significant impact on the assets identified for further analysis. For the year ended December 31, 2025, no impairment loss has been recognized on long-lived assets.
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

•
We tested the design and operating effectiveness of controls over management’s process to assess the impairment of its asset groups, including controls over management’s review of the significant assumptions underlying the forecasted cash flows;

•
We evaluated the reasonableness of the significant assumptions and estimates included in the forecast by evaluating reasonableness of management’s forecast of future cash flows, including determination of future revenue growth rate and gross margin through inquiry with management and by comparing the forecasts to (1) the historical operating results, (2) internal communications to management and the board of directors, (3) external communications made by management to analysts and investors, (4) industry reports containing analyses of the Company and its competitors, and (5) evidence obtained in other areas of the audit;

•	We evaluated management’s ability to accurately forecast future cash flows by performing retrospective analyses of management’s historical forecasts by comparing to the actual results; and

•	We performed sensitivity analysis based on reasonably possible changes in the significant assumptions.
/s/ Deloitte & Touche LLP
Singapore
March 13, 2026
We have served as the Company’s auditor since 2024.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and the Board of Directors of Studio City International Holdings Limited
Opinion on the Financial Statements
We have audited the accompanying consolidated statements of operations, comprehensive loss, equity and cash flows of Studio City International Holdings Limited (the Company) for the year ended December 31, 2023, and the related notes and financial statement schedule included in Schedule 1 (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the results of the Company’s operations and its cash flows for the year ended December 31, 2023, in conformity with U.S. generally accepted accounting principles.
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
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.
/s/ Ernst & Young LLP
We served as the Company’s auditor from 2022 to 2024.
Singapore
March 22, 2024, except for Note 18, as to which the date is March 21, 2025

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the shareholders and the Board of Directors of Studio City International Holdings Limited
Opinion on Internal Control over Financial Reporting
We have audited the internal control over financial reporting of Studio City International Holdings Limited and subsidiaries (the “Company”) as of December 31, 2025, based on criteria established in
Internal Control — Integrated Framework (2013)
 issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in
Internal Control — Integrated Framework (2013)
 issued by COSO.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2025, of the Company and our report dated March 13, 2026, expressed an unqualified opinion on those financial statements.
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
March 13, 2026

STUDIO CITY INTERNATIONAL HOLDINGS LIMITED
CONSOLIDATED BALANCE SHEETS
(In thousands, except share and per share data)

	December 31,
	2025	2024
ASSETS
Current assets:
Cash and cash equivalents	$109,401	$127,634
Accounts receivable, net of allowances for credit losses of $11 and $11	1,887	1,976
Receivables from affiliated companies	735	309
Inventories	8,727	7,306
Prepaid expenses and other current assets	10,740	29,140

Total current assets	131,490	166,365

Property and equipment, net	2,485,029	2,652,169
Long-term prepayments, deposits and other assets	69,141	52,504
Restricted cash	130	130
Operating lease right-of-use assets	11,571	11,647
Land use right, net	99,073	102,629

Total assets	$2,796,434	$2,985,444

LIABILITIES, SHAREHOLDERS’ EQUITY AND PARTICIPATION INTEREST
Current liabilities:
Accounts payable	$6,401	$3,285
Accrued expenses and other current liabilities	91,438	118,117
Income tax payable	15,257	7,626
Current portion of long-term debt, net	—	21,597
Payables to affiliated companie s	66,946	30,131

Total current liabilities	180,042	180,756

Long-term debt, net	2,024,569	2,141,750
Other long-term liabilities	6,290	4,115
Deferred tax liabilities, net	60	77
Operating lease liabilities, non-current	12,095	12,227

Total liabilities	$2,223,056	$2,338,925

Commitments and contingencies (Note 1 6 )

STUDIO CITY INTERNATIONAL HOLDINGS LIMITED
CONSOLIDATED BALANCE SHEETS
 - continued
(In thousands, except share and per share data)

	December 31,
	2025	2024
Shareholders’ equity and participation interest:
Class A ordinary shares, par value $0.0001; 1,927,488,240 shares authorized; 770,352,700 shares issued and outstanding	$77	$77
Class B ordinary shares, par value $0.0001; 72,511,760 shares authorized; 72,511,760 shares issued and outstanding	7	7
Additional paid-in capital	2,477,359	2,477,359
Accumulated other comprehensive income	618	8,701
Accumulated losses	(1,954,174)	(1,895,409)

Total shareholders’ equity	523,887	590,735

Participation interest	49,491	55,784

Total shareholders’ equity and participation interest	573,378	646,519

Total liabilities, shareholders’ equity and participation interest	$2,796,434	$2,985,444

The accompanying notes are an integral part of these consolidated financial statements.

STUDIO CITY INTERNATIONAL HOLDINGS LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except share and per share data)

	Year Ended December 31,
	2025	2024	2023
Operating revenues:
Revenue from casino contract with a related party	$305,946	$259,842	$155,527
Rooms (including revenues from related parties of $95,698, $98,555 and $72,925 for the years ended December 31, 2025, 2024 and 2023, respectively)	168,011	160,721	111,733
Food and beverage (including revenues from related parties of $56,354, $55,678 and $38,513 for the years ended December 31, 2025, 2024 and 2023, respectively)	90,118	89,660	62,426
Entertainment (including revenues from related parties of $13,860, $25,703 and $39,715 for the years ended December 31, 2025, 2024 and 2023, respectively)	39,115	47,533	61,777
Services fee from related parties	68,265	59,529	40,473
Mall (including revenues from a related party of $288 for the year ended December 31, 2025)	19,202	18,289	10,744
Retail and other (including revenues from a related party of $70 for the year ended December 31, 2025)	3,909	3,571	2,858

Total operating revenues	694,566	639,145	445,538

Operating costs and expenses:
Costs related to casino contract (including costs to related parties of $36,762, $32,299 and $27,295 for the years ended December 31, 2025, 2024 and 2023, respectively)	(38,494)	(34,704)	(28,847)
Rooms (including costs to related parties of $32,009, $27,149 and $16,798 for the years ended December 31, 2025, 2024 and 2023, respectively)	(60,241)	(51,614)	(28,280)
Food and beverage (including costs to related parties of $39,797, $36,924 and $25,520 for the years ended December 31, 2025, 2024 and 2023, respectively)	(79,306)	(80,081)	(54,741)
Entertainment (including costs to related parties of $10,496, $9,051 and $11,922 for the years ended December 31, 2025, 2024 and 2023, respectively)	(38,430)	(46,500)	(53,056)
Mall (including costs to related parties of $2,373, $2,158 and $1,797 for the years ended December 31, 2025, 2024 and 2023, respectively)	(7,726)	(7,336)	(4,212)
Retail and other (including costs to related parties of $2,157, $1,961 and $1,621 for the years ended December 31, 2025, 2024 and 2023, respectively)	(2,433)	(2,306)	(1,986)
General and administrative (including expenses to related parties of $73,207, $70,472 and $52,299 for the years ended December 31, 2025, 2024 and 2023, respectively)	(183,387)	(171,271)	(115,203)
Pre-opening costs (including expenses to related parties of $174, $91 and $7,533 for the years ended December 31, 2025, 2024 and 2023, respectively)	(510)	(807)	(17,451)
Amortization of land use right	(3,316)	(3,314)	(3,302)
Depreciation and amortization	(208,700)	(201,746)	(166,095)
Property charges and other (including expenses to related parties of $ 1,054, nil and $1,071 for the years ended December 31, 2025, 2024 and 2023, respectively)	(1,985)	(1,318)	(1,407)

Total operating costs and expenses	(624,528)	(600,997)	(474,580)

Operating income (loss)	$70,038	$38,148	$(29,042)

STUDIO CITY INTERNATIONAL HOLDINGS LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS
 - continued
(In thousands, except share and per share data)

	Year Ended December 31,
	2025	2024	2023
Non-operating income (expenses):
Interest income	$914	$4,059	$10,675
Interest expense, net of amounts capitalized	(126,266)	(133,594)	(129,567)
Other financing costs	(1,839)	(592)	(417)
Foreign exchange gains (losses), net	462	(5,500)	642
Other expenses, net	—	—	(67)
(Loss) gain on extinguishment of debt	—	(1,000)	1,611

Total non-operating expenses, net	(126,729)	(136,627)	(117,123)

Loss before income tax	(56,691)	(98,479)	(146,165)
Income tax (expense) benefit	(7,606)	(7,352)	81

Net loss	(64,297)	(105,831)	(146,084)
Net loss attributable to participation interest	5,532	9,105	12,567

Net loss attributable to Studio City International Holdings Limited	$(58,765)	$(96,726)	$(133,517)

Net loss attributable to Studio City International Holdings Limited per Class A ordinary share:
Basic and diluted	$(0.076)	$(0.126)	$(0.173)

Weighted average Class A ordinary shares outstanding used in net loss attributable to Studio City International Holdings Limited per Class A ordinary share calculation:
Basic and diluted	770,352,700	770,352,700	770,352,700

The accompanying notes are an integral part of these consolidated financial statements.

STUDIO CITY INTERNATIONAL HOLDINGS LIMITED
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(In thousands)

	Year Ended December 31,
	2025	2024	2023
Net loss	$(64,297)	$(105,831)	$(146,084)
Other comprehensive (loss) income:
Foreign currency translation adjustments	(8,844)	23,367	(1,078)

Other comprehensive (loss) income	(8,844)	23,367	(1,078)

Total comprehensive loss	(73,141)	(82,464)	(147,162)
Comprehensive loss attributable to participation interest	6,293	7,095	12,660

Comprehensive loss attributable to Studio City International Holdings Limited	$(66,848)	$(75,369)	$(134,502)

The accompanying notes are an integral part of these consolidated financial statements.

STUDIO CITY INTERNATIONAL HOLDINGS LIMITED
CONSOLIDATED STATEMENTS OF EQUITY
(In thousands, except share and per share data)

	Studio City International Holdings Limited Shareholders’ Equity
	Class A Ordinary Shares		Class B Ordinary Shares		Additional Paid-in Capital	Accumulated Other Comprehensive (Losses) Income	Accumulated Losses	Participation Interest	Total Equity
	Shares	Amount	Shares	Amount
Balance as at January 1, 2023	770,352,700	$77	72,511,760	$7	$2,477,359	$(11,671)	$(1,665,166)	$75,539	$876,145
Net loss	—	—	—	—	—	—	(133,517)	(12,567)	(146,084)
Foreign currency translation adjustments	—	—	—	—	—	(985)	—	(93)	(1,078)

Balance as at December 31, 2023	770,352,700	77	72,511,760	7	2,477,359	(12,656)	(1,798,683)	62,879	728,983
Net loss	—	—	—	—	—	—	(96,726)	(9,105)	(105,831)
Foreign currency translation adjustments	—	—	—	—	—	21,357	—	2,010	23,367

Balance as at December 31, 2024	770,352,700	77	72,511,760	7	2,477,359	8,701	(1,895,409)	55,784	646,519
Net loss	—	—	—	—	—	—	(58,765)	(5,532)	(64,297)
Foreign currency translation adjustments	—	—	—	—	—	(8,083)	—	(761)	(8,844)

Balance as at December 31, 2025	770,352,700	$77	72,511,760	$7	$2,477,359	$618	$(1,954,174)	$49,491	$573,378

The accompanying notes are an integral part of these consolidated financial statements.

STUDIO CITY INTERNATIONAL HOLDINGS LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Year Ended December 31,
	2025	2024	2023
Cash flows from operating activities:
Net loss	$(64,297)	$(105,831)	$(146,084)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	212,016	205,060	169,397
Amortization of deferred financing costs and original issue premiums	4,464	3,328	2,857
Loss on disposal of property and equipment and other long-term assets	725	879	541
Provision for (reversal of) credit losses	5	162	(581)
Loss (gain) on extinguishment of debt	—	1,000	(1,611)
Changes in operating assets and liabilities:
Accounts receivable	85	318	(2,028)
Receivables from affiliated companies	(426)	40,825	(40,649)
Inventories, prepaid expenses and other	17,114	8,431	(339)
Long-term prepayments, deposits and other	674	9,942	19,335
Accounts payable, accrued expenses and other	748	13,633	40,658
Payables to affiliated companies	37,028	11,266	(61,376)
Other long-term liabilities	2,184	886	986

Net cash provided by (used in) operating activities	210,320	189,899	(18,894)

Cash flows from investing activities:
Acquisition of property and equipment	(61,970)	(86,756)	(156,824)
Payments to an affiliated company for other long-term assets	(30,728)	(31,305)	(5,530)
Proceeds from sale of property and equipment	7,549	9,600	814

Net cash used in investing activities	(85,149)	(108,461)	(161,540)

Cash flows from financing activities:
Repayments of long-term debt	(313,441)	(175,378)	(100,372)
Proceeds from long-term debt	170,327	—	—
Payments of financing costs	—	(7,885)	(530)

Net cash used in financing activities	(143,114)	(183,263)	(100,902)

Effect of exchange rate on cash, cash equivalents and restricted cash	(290)	1,419	(147)

Decrease in cash, cash equivalents and restricted cash	(18,233)	(100,406)	(281,483)
Cash, cash equivalents and restricted cash at beginning of year	127,764	228,170	509,653

Cash, cash equivalents and restricted cash at end of year	$109,531	$127,764	$228,170

STUDIO CITY INTERNATIONAL HOLDINGS LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
 - continued
(In thousands)

	Year Ended December 31,
	2025	2024	2023
Supplemental cash flow disclosures:
Cash paid for interest, net of amounts capitalized	$(127,738)	$(134,951)	$(113,419)
Cash paid for amounts included in the measurement of lease liabilities - operating cash flows from operating leases	$(677)	$(677)	$(673)
Repayments of long-term debt to a director of SCIH	$—	$(30,000)	$—
Proceeds on sale of property and equipment from affiliated companies	$7,548	$9,600	$809
Non-cash disclosures:
Change in operating lease right-of-use assets and lease liabilities arising from lease modification	$6	$3	$(1,456)
Change in accrued expenses and other current liabilities related to acquisition of property and equipment	$7,223	$18,290	$11,600
Change in payables to affiliated companies related to acquisition of property and equipment	$221	$394	$432
Change in accrued expenses and other current liabilities related to financing costs	$(152)	$1,431	$125
Transfer of property and equipment to assets under sales-type lease and included in prepaid expenses and other current assets and long-term prepayments, deposits and other assets	$1,783	$—	$—

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
SCIH together with its subsidiaries (collectively referred to as the “Company”) currently operates the non-gaming operations
of Studio City, a cinematically-themed integrated resort in Cotai, the Macau Special Administrative Region of the People’s Republic of China (“Macau”), and provides services pursuant to a casino contract to Melco Resorts (Macau) Limited (“MRM”), a subsidiary of Melco Resorts & Entertainment Limited (“Melco Resorts”), which holds the gaming concession in Macau, for the operations of the gaming area at Studio City (“Studio City Casino”). Melco Resorts’ ADSs are listed on the Nasdaq Global Select Market in the U.S.
SCIH authorized two classes of ordinary shares, the Class A ordinary shares and the Class B ordinary shares, in each case with a par value of $0.0001 each. The Class A ordinary share and Class B ordinary share have the same rights, except that holders of the Class B ordinary shares do not have any right to receive dividends or distributions upon the liquidation or winding up of SCIH or to otherwise share in profits and surplus assets. MCO Cotai Investments Limited, a subsidiary of Melco
 Resorts
, through its ownership of the Class A ordinary shares, is the controlling shareholder of SCIH. New Cotai, LLC (“New Cotai”), a private company organized in the U.S., is the holder of all outstanding Class B ordinary shares which have only voting and no economic rights. New Cotai has a non-voting,
non-shareholding
economic participation interest (“Participation Interest”) in MSC Cotai Limited (“MSC Cotai”), a subsidiary of SCIH, which entitles New Cotai to receive from MSC Cotai an amount equal to a certain percentage of the amount of any distribution, dividend or other consideration paid by MSC Cotai to SCIH, subject to adjustments, exceptions and conditions as set out in the participation agreement (the “Participation Agreement”) entered into by MSC Cotai, New Cotai and SCIH in 2018 (the “MSC Cotai’s Distribution”). The Participation Agreement also provides that New Cotai is entitled to exchange all or a portion of its Participation Interest for a number of Class A ordinary shares subject to adjustments, exceptions and conditions as set out in the Participation Agreement and a proportionate number of Class B ordinary shares will be deemed surrendered and automatically cancelled for no consideration as set out in the Participation Agreement when New Cotai exchanges all or a portion of the Participation Interest for Class A ordinary shares. As of December 31, 2025 and 2024, the Participation Interest entitled New Cotai to receive from MSC Cotai an amount equal to approximately 9.4% of the MSC Cotai’s Distribution in each of those years.
Melco International Development Limited (“Melco International” or “Ultimate Parent”), a company listed in the Hong Kong Special Administrative Region of the People’s Republic of China (“Hong Kong”), is the single largest shareholder of Melco
 Reso
rts
.
As of December 31, 2025, the Company had cash and cash equivalents of $109,401 and available unused borrowing capacity of $199,969 of which $119,935 is available to draw, subject to the satisfaction of certain conditions precedent.
The Company believes it is able to support continuing operations and capital expenditures for at least twelve months after the date of these consolidated financial statements are issued. Accordingly, the accompanying consolidated financial statements are prepared on a going concern basis.

STUDIO CITY INTERNATIONAL HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of Presentation and Principles of Consolidation
While the previous MRM gaming subconcession expired on December 31, 2022, on December 16, 2022, the Macau government awarded a ten-year
concession to operate games of fortune and chance in casinos in Macau (the “Concession”) to MRM. The term of the Concession commenced on January 1, 2023 and ends on December 31, 2032. Under the Concession, MRM is authorized to operate the Studio City Casino.
On June 23, 2022, MRM and Studio City Entertainment Limited (“SCE”), a subsidiary of SCIH, amended a prior services and right to use agreement together with related agreements (the “Studio City Casino Agreement”) to align such agreement with the enacted amendments to the Macau gaming law. Under the Studio City Casino Agreement, MRM operates the Studio City Casino since the Company does not hold a gaming concession in Macau, and it also deducts gaming taxes and the costs incurred in connection with the operations of the Studio City Casino from Studio City Casino’s gross gaming revenues. The residual gross gaming revenues which the Company receives as revenue is captioned as revenue from casino contract.
In March 2023, SCIH and certain of its subsidiaries extended a prior master services agreement; and certain of its subsidiaries also extended the prior related work agreements (collectively, the “Management and Shared Services Arrangements”) with certain of Melco Resorts’ subsidiaries with respect to services provided to and from Studio City, which expired in June 2022 and were extended to December 31, 2032.
Under the Management and Shared Services Arrangements, certain of the corporate and administrative functions as well as operational activities of the Company are administered by staff employed by certain Melco Resorts subsidiaries, including senior management services, centralized corporate functions and operational and venue support services. Payment arrangements for the services are provided for in the individual work agreements and may vary depending on the services provided. Corporate services are charged at pre-negotiated
rates, subject to a base fee and cap. Senior management service fees and staff costs on operational services are allocated to the Company based on percentages of efforts on the services provided to the Company. Other costs in relation to shared office equipment are allocated based on a percentage of usage.
The Company believes the costs incurred under the Studio City Casino Agreement and the allocation methods under the Management and Shared Services Arrangements are reasonable and the accompanying consolidated financial statements reflect the Company’s cost of doing business. However, such allocations may not be indicative of the actual expenses the Company would have incurred had it operated as an independent company for the periods presented. Details of the services and related charges are disclosed in Note 1
7
.
The accompanying consolidated financial statements have been prepared in conformity with U.S. generally accepted accounting principles (“U.S. GAAP”).
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

Estimates are used for, but not limited to, inputs into the Company’s estimated allowances for deferred tax assets and credit losses, useful lives and recoverability of long-lived assets, litigation and contingency estimates. These estimates and judgments are based on historical information, information that is currently available to the Company and on various other assumptions that the Company believes to be reasonable under the circumstances. Accordingly, actual results could differ from those estimates.

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
months
. Restricted cash mainly represents collateral bank accounts associated with borrowings under the credit facilities.

(f)	Accounts Receivable and Credit Risk
Accounts receivable, including hotel and other receivables, are typically non-interest
bearing and are recorded at amortized cost. Accounts are written off when management deems it is probable the receivables are uncollectible. Recoveries of accounts previously written off are recorded when received. An estimated allowance for credit losses is maintained to reduce the Company’s receivables to their carrying amounts and reflects the net amount the Company expects to collect. The allowance for credit losses is estimated based on specific reviews of the age of the balances owed, the customers’ financial condition, management’s experience with the collection trends of customers, current business and economic conditions, and management’s expectations of future business and economic conditions.
Management believes that as of December 31, 2025 and 2024, no significant concentrations of credit risk existed for which an allowance had not already been recorded.

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
 - continued
(In thousands, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(h)	Prepaid Expenses and Other Current Assets
Prepaid expenses and other current assets represent current assets that are typically used up or expire within the normal operating cycle of the Company. The prepaid expenses as of December 31, 2025 and 2024 were $6,416 and $25,874, respectively, and the other current assets as of December 31, 2025 and 2024 were $4,324 and $3,266, respectively.

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
Interest, including amortization of deferred financing costs, associated with major development and construction projects is capitalized and included in the cost of the projects. The capitalization of interest ceases when the project is substantially completed or the development activities are substantially suspended. The amount to be capitalized is determined by applying the weighted average interest rate of the Company’s outstanding borrowings to the average amount of accumulated qualifying capital expenditures for assets under construction during the year. Total interest expense incurred amounted to $126,266, $133,594 and $144,806, of which nil, nil and $15,239 were capitalized during the years ended December 31, 2025, 2024 and 2023, respectively.

(k)	Other Long-term Assets
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

Other long-term assets are amortized using the straight-line method over the respective estimated useful lives of certain property and equipment for the operation of Studio City Casino (the “Studio City Gaming Assets”), ranging from 18 months
to 10 years. The Reversion Assets (as defined in Note 5) (including certain of the Studio City Gaming Assets) that reverted to the Macau government at the expiration of the previous gaming subconcession on December 31, 2022, are currently owned by the Macau government. Effective as of January 1, 2023, the Reversion Assets (including certain of the Studio City Gaming Assets) were transferred by the Macau government to MRM for the duration of the Concession, in return for annual payments for the right to use and operate the Reversion Assets (as disclosed in Note 5).
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
December 31, 2025, 2024 and 2023.

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

STUDIO CITY INTERNATIONAL HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

( o )	Leases
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
The Company’s lease contracts have lease and
non-lease
components. For contracts in which the Company is a lessee, the Company accounts for the lease components and non-lease
components as a single lease component for all classes of underlying assets, except for real estate. For contracts in which the Company is a lessor, the lease components and non-lease
components are accounted for separately.

( p )	Revenue Recognition
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
Non-gaming
revenues include services provided for cash consideration and services provided on a complimentary basis to the gaming patrons at Studio City. The transaction prices for rooms, food and beverage, entertainment, retail and other goods and services are the net amounts collected from customers for such goods and services that are recorded as revenues when the goods are provided, services are performed or events are held. Service taxes and other applicable taxes collected by the Company are excluded from revenues. Advance deposits on rooms and convention space and advance ticket sales are recorded as customer deposits until services are provided to the customers. Revenues from contracts with multiple goods or services provided by the Company are allocated to each good or service based on its relative standalone selling price.

STUDIO CITY INTERNATIONAL HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(p)	Revenue Recognition - continued

The Company follows the accounting standards for reporting revenue gross as a principal versus net as an agent, when accounting for the operations of an externally managed hotel and concluded that it is the controlling entity and is the principal to this arrangement. For the operations of this externally managed hotel, as the Company is the owner of the hotel property, the hotel manager operates the hotel under a management agreement providing management services to the Company, and the Company receives all rewards and takes substantial risks associated with the hotel’s business, it is the principal and the transactions are, therefore, recognized on a gross basis.
Minimum operating and right to use fees representing lease revenues, adjusted for contractual base fees and operating fee escalations, are included in mall revenues and are recognized over the terms of the related agreements on a straight-line basis. Sales-type lease income is included in retail and other revenues and is recognized on an effective interest rate basis at a constant rate of return over the term of the applicable leases using the rate implicit in the leases.
Contract and Contract-Related Liabilities
In providing goods and services to customers, there may be a timing difference between cash receipts from customers and recognition of revenues, resulting in a contract or contract-related liability. The Company’s primary types of liabilities related to contracts with customers are advance deposits on rooms and convention space and advance ticket sales which represent cash received in advance for goods or services yet to be provided. These amounts are included in accrued expenses and other current liabilities on the accompanying consolidated balance sheets and will be recognized as revenues when the goods or services are provided or the events are held. Decreases in this balance generally represent the recognition of revenues and increases in the balance represent additional deposits made by customers. The deposits are expected to primarily be recognized as revenues within one year. Advance customer deposits and ticket sales of $4,692 as of December 31, 2025
d
ecreased by $952 from the balance of $5,644 as of December 31, 2024. Advance customer deposits and ticket sales of $5,644 as of December 31, 2024 increased by $1,212 from the balance of $4,432 as of December 31, 2023.

( q )	Pre-opening Costs
Pre-opening
costs represent personnel, marketing and other costs incurred prior to the opening of new or start-up
operations and are expensed as incurred. During the years ended December 31, 2025, 2024 and 2023, the Company incurred pre-opening
costs in connection with the development of Studio City Phase 2 and other one-off
activities related to the marketing of new facilities and operations of Studio City.

( r )	Advertising and Promotional Costs
The Company expenses advertising and promotional costs the first time the advertising takes place or as incurred. Advertising and promotional costs included in the accompanying consolidated statements of operations were $33,663, $33,165 and $22,668 for the years ended December 31, 2025, 2024 and 2023, respectively.

( s )	Interest Income
Interest income is recorded on an accrual basis at the stated interest rate and is recorded in interest income in the accompanying consolidated statements of operations.

STUDIO CITY INTERNATIONAL HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(t)	Foreign Currency Transactions and Translations
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

( u )	Comprehensive Loss and Accumulated Other Comprehensive Income
Comprehensive loss includes net loss and other
non-shareholder
changes in equity, or other comprehensive (loss) income. Components of the Company’s comprehensive loss are reported in the accompanying consolidated statements of equity and consolidated statements of comprehensive loss.
As of December 31, 2025 and 2024, the Company’s accumulated other comprehensive income consisted solely of foreign currency translation adjustments, net of participation interest.

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
Diluted net loss attributable to Studio City International Holdings Limited per Class A ordinary share is calculated by dividing the net loss attributable to Studio City International Holdings Limited adjusted

STUDIO CITY INTERNATIONAL HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(w)	Net Loss Attributable to Studio City International Holdings Limited Per Class A Ordinary Share - continued

for participation interest by the weighted average number of Class A ordinary shares outstanding during the year adjusted to include the number of additional Class A ordinary shares that would have been outstanding if potential dilutive securities had been issued and the if-converted
method is applied for the potential dilutive effect of the exchange of Class B ordinary shares for the proportionate number of Class A ordinary shares. During the years ended December 31, 2025, 2024 and 2023, there were anti-dilutive Class A ordinary shares that would have been outstanding if potential dilutive securities had been issued and the if-converted
method is applied for the potential dilutive effect of the exchange of Class B ordinary shares for the proportionate number of Class A ordinary shares.
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
The weighted average number of Class A ordinary shares used in the calculation of basic and diluted net loss attributable to Studio City International Holdings Limited per Class A ordinary share consisted of the following:

	Year Ended December 31,
	2025	2024	2023
Weighted average number of Class A ordinary shares outstanding used in the calculation of basic net loss attributable to Studio City International Holdings Limited per Class A ordinary share	770,352,700	770,352,700	770,352,700
Incremental weighted average number of Class A ordinary shares from assumed exchange of Class B ordinary shares to Class A ordinary shares under the if-converted method	—	—	—

Weighted average number of Class A ordinary shares outstanding used in the calculation of diluted net loss attributable to Studio City International Holdings Limited per Class A ordinary share	770,352,700	770,352,700	770,352,700

Anti-dilutive Class A ordinary shares under the if-converted method excluded from the calculation of diluted net loss attributable to Studio City International Holdings Limited per Class A ordinary share	72,511,760	72,511,760	72,511,760

STUDIO CITY INTERNATIONAL HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(x)	Recent Changes in Accounting Standards
Newly Adopted Accounting Pronouncement
In December 2023, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”)
2023-09,
“Improvements to Income Tax Disclosures” which includes amendments that further enhance income tax disclosures, primarily through providing additional information in the rate reconciliation and additional disclosures about income taxes paid by jurisdiction. The Company adopted ASU
2023-09
prospectively for the year ended December 31, 2025. The adoption of this guidance did not have an effect on the Company’s financial position, results of operations and cash flows, noting the adoption resulted in additional disclosures only in the current annual period. Refer to Note 13 for the income tax disclosures.
Recent Accounting Pronouncements Not Yet Adopted
In November 2024, the FASB issued ASU No. 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses (“ASU 2024-03”), and in January 2025, the FASB issued ASU No. 2025-01, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic
220-40):
Clarifying the Effective Date (“ASU 2025-01”). ASU 2024-03 requires additional disclosure of the nature of expenses included in the income statement as well as disclosures about specific types of expenses included in the expense captions presented in the income statement. ASU 2024-03, as clarified by ASU 2025-01, is effective for annual periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027, with early adoption permitted. This guidance will be applied either prospectively or retrospectively. The Company is currently evaluating the impact that the adoption of these standards will have on the Company’s consolidated financial statements and disclosures.
In July 2025, the FASB issued ASU
2025-05,
“Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets”. ASU
2025-05
provides a practical expedient related to the estimation of expected credit losses for current accounts receivable and current contract assets. ASU
2025-05
is effective for annual reporting periods beginning after December 15, 2025 and interim reporting periods within those annual reporting periods and should be applied prospectively. Early adoption is permitted, and the Company is currently assessing the impact of adoption.

3.	CASH, CASH EQUIVALENTS AND RESTRICTED CASH
Cash, cash equivalents and restricted cash reported within the accompanying consolidated statements of cash flows consisted of the following:

	December 31,
	2025	2024
Cash	$94,107	$93,682
Cash equivalents	15,294	33,952

Total cash and cash equivalents	109,401	127,634
Non-current portion of restricted cash	130	130

Total cash, cash equivalents and restricted cash	$109,531	$127,764

STUDIO CITY INTERNATIONAL HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands, except share and per share data)

4.	ACCOUNTS RECEIVABLE, NET
Components of accounts receivable, net are as follows:

	December 31,
	2025	2024
Hotel	$1,721	$1,752
Other	177	235

Sub-total	1,898	1,987
Less: allowances for credit losses	(11)	(11)

Accounts receivable, net	$1,887	$1,976

The Company’s allowances for credit losses as of December 31, 2025 and 2024 were from its hotel receivables.
Movement in the allowances for credit losses are as follows:

	$		$		$
	Year Ended December 31,
	2025		2024		2023
Balance at beginning of year		$11		$10		$—
Provision for credit losses		—		1		10

Balance at end of year		$11		$11		$10

5.	PROPERTY AND EQUIPMENT, NET

	$		$
	December 31,
	2025		2024
Buildings		$3,406,145		$3,414,388
Furniture, fixtures and equipment		327,158		318,502
Leasehold improvements		182,802		160,161
Motor vehicles		2,727		2,732
Construction in progress		—		558

Sub-total		3,918,832		3,896,341
Less: accumulated depreciation and amortization		(1,433,803)		(1,244,172)

Property and equipment, net		$2,485,029		$2,652,169

The depreciation and amortization expenses of property and equipment recognized for the years ended December 31, 2025, 2024 and 2023 were $196,985, $194,617 and $158,746, respectively.
The cost and accumulated amortization of
right-of-use
assets held under finance lease arrangements were $1,257 and $190 as of December 31, 2025 and $1,260 and $65 as of December 31, 2024, respectively. Further information on the lease arrangements is included in Note 1
0
.
Under the terms of the Macau gaming law and the Concession, the gaming and gaming support areas comprising the Studio City Casino with an area of 28,784.3 square meters held by Studio City Developments Limited (“SCD”), a subsidiary of SCIH, under a land concession contract and all related

STUDIO CITY INTERNATIONAL HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands, except share and per share data)

5.	PROPERTY AND EQUIPMENT, NET - continued

gaming
equipment and utensils (collectively referred to as the “Reversion Assets”), reverted to the Macau government without compensation and free and clear from any charges or encumbrances on December 31, 2022 at the expiration of the previous MRM gaming subconcession. Effective as of January 1, 2023, the Reversion Assets have been transferred by the Macau government to MRM for the duration of the Concession, in return for annual payments for the right to use and operate the Reversion Assets. The Reversion Assets are currently owned by the Macau government and MRM pays an annual fee of
 MOP0.75 (equivalent to $0.09) per square meter of the casino for years 1 to 3 of the Concession, subject to a consumer price index increase in years 2 and 3 of the Concession and such fee will increase to MOP2.5 (equivalent to $0.3) per square meter of the casino for years 4 to 10 of the Concession, subject to a consumer price index increase in years 5 to 10 of the
Concession.
As Studio City Casino continues to be operated in and with the Reversion Assets in the same manner as under the previous MRM gaming subconcession and obtains substantially all of the economic benefits and bears all of the risks arising from the operation of the Reversion Assets, and assuming MRM will be successful in obtaining a new concession upon expiry of the Concession, MRM and SCD continue to recognize these Reversion Assets as property and equipment over their remaining estimated useful lives.

6 .	LONG-TERM PREPAYMENTS, DEPOSITS AND OTHER ASSETS
Long-term prepayments, deposits and other assets consisted of the following:

	$		$
	December 31,
	2025		2024
Other long-term assets		$83,099		$53,106
Less: accumulated amortization		(28,035)		(16,960)

Other long-term assets, net		55,064		36,146
Deferred financing costs, net		7,084		8,792
Other deposits and other		3,912		4,484
Investment in a sales-type lease		1,509		—
Deposits for acquisition of property and equipment		1,343		2,852
Long-term prepayments		229		230

Long-term prepayments, deposits and other assets		$69,141		$52,504

The amortization expenses of other long-term assets recognized for the years ended December 31, 2025, 2024 and 2023 were $11,715, $7,124 and $5,985, respectively.

7 .	LAND USE RIGHT, NET

	$		$
	December 31,
	2025		2024
Cost		$178,437		$178,844
Less: accumulated amortization		(79,364)		(76,215)

Land use right, net		$99,073		$102,629

F-2
6

STUDIO CITY INTERNATIONAL HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands, except share and per share data)

8 .	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	December 31,
	2025	2024
Interest expense payables	$49,888	$55,856
Operating expense and other accruals and liabilities	15,926	19,250
Staff cost accruals	10,096	9,874
Property and equipment payables	8,834	25,940
Advance customer deposits and ticket sales	4,692	5,644
Operating lease liabilities	2,002	1,553

Accrued expenses and other current liabilities	$91,438	$118,117

9 .	LONG-TERM DEBT, NET
Long-term debt, net consisted of the following:

	December 31,
	2025	2024
2025 SCF Senior Notes, 6.000% and due 2025 (net of unamortized deferred financing costs of nil and $253, respectively)	$—	$221,369
2027 SCC Senior Secured Notes, 7.000% and due 2027 (net of unamortized deferred financing costs of $ 1,596 and $2,862, respectively)	348,404	347,138
2028 SCF Senior Notes, 6.500% and due 2028 (net of unamortized deferred financing costs of $1,582 and $2,299, respectively)	498,418	497,701
2029 SCF Senior Notes, 5.000% and due 2029 (net of unamortized deferred financing costs and original issue premiums of $2,318 and $2,990, respectively)	1,097,682	1,097,010
SCC 2021 Credit Facilities, due 2029
SCC 2021 Term Loan	129	129
SCC 2021 Revolving Facility (1)	29,944	—
SCC 2024 Revolving Facilities, due 2029 (2)	49,992	—

	2,024,569	2,163,347
Less: Current portion of long-term debt, net	—	(21,597)

Long-term debt, net	$2,024,569	$2,141,750

(1)
As of December 31, 2025 and 2024, the unamortized deferred financing costs related to the SCC
2021
Revolving Facility of $248 and $308, respectively, are included in long-term prepayments, deposits and other assets in the accompanying consolidated balance sheets.

(2)
As of December 31, 2025 and 2024, the unamortized deferred financing costs related to the SCC 2024 Revolving Facilit ies
of $6,836 and $8,484, respectively, are included in long-term prepayments, deposits and other assets in the accompanying consolidated balance sheets.

STUDIO CITY INTERNATIONAL HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands, except share and per share data)

9.	LONG-TERM DEBT, NET - continued

SCF Senior Notes
On

July 15, 2020, Studio City Finance Limited (“SCF”), a subsidiary of SCIH, issued two series of senior unsecured notes in an aggregate principal amount of $1,000,000, consisting of $500,000 of 6.000% Senior Notes due July 15, 2025 at an issue price of 100% of the principal amount (the “2025 SCF Senior Notes”) and $500,000 of 6.500% Senior Notes due January 15, 2028 at an issue price of 100% of the principal amount (the “2028 SCF Senior Notes”) pursuant to an indenture, dated July 15, 2020 (the “2025 SCF Indenture”) among SCF, the guarantors and the trustee. The net proceeds from the offering of the 2025 SCF Senior Notes and the 2028 SCF Senior Notes were partially used to redeem in full the previous senior secured notes of Studio City Company Limited (“SCC”), a subsidiary of SCIH, with the remaining amount used for capital expenditures of the remaining development project at Studio City.
On November 9, 2023, SCF initiated a cash tender offer (the “2025 SCF Senior Notes Tender Offer (2023)”) which expired on December 8, 2023, subject to the terms and conditions, to purchase for up to an aggregate principal amount of

$
75,000
of the 2025 SCF Senior Notes and was subsequently amended to increase to $
100,000
(the maximum tender amount). SCF purchased an aggregate principal amount of $
100,000
of the 2025 SCF Senior Notes that were validly tendered (and not validly withdrawn) pursuant to the 2025 SCF Senior Notes Tender Offer (2023), as amended, and settled the transaction on November 28, 2023. On April 8, 2024, SCF initiated a cash tender offer (the “2025 SCF Senior Notes Tender Offer (2024)”) which expired on May 6, 2024, subject to the terms and conditions, to purchase for up to an aggregate principal amount of $
100,000
of the outstanding 2025 SCF Senior Notes and was subsequently amended to increase to $
100,029
(the maximum tender amount). SCF purchased an aggregate principal amount of $
100,029
of the 2025 SCF Senior Notes that were validly tendered (and not validly withdrawn) pursuant to the 2025 SCF Senior Notes Tender Offer (2024), as amended, and settled the transaction on April 24, 2024. Other than the 2025 SCF Senior Notes Tender Offer (2023) and the 2025 SCF Senior Notes Tender Offer (2024), SCF repurchased an aggregate principal amount of $
75,349
and $
3,000
of the 2025 SCF Senior Notes during the years ended December 31, 2024 and 2023, respectively. The 2025 SCF Senior Notes Tender Offer (2024) and repurchases of the 2025 SCF Senior Notes during the year ended December 31, 2024 included certain amounts purchased from a related party as disclosed in Note
17
. In connection with the 2025 SCF Senior Notes Tender Offer (2023) and the 2025 SCF Senior Notes Tender Offer (2024),
 and the repurchases of the 2025 SCF Senior Notes during the years ended December 31, 2024 and 2023, the Company recorded a loss on extinguishment of debt of $
1,000
and a gain on extinguishment of debt of $
1,611
during the years ended December 31, 2024 and 2023, respectively. On July 15, 2025, SCF fully redeemed the outstanding principal amount of the 2025 SCF Senior Notes of $
221,622
at maturity with funds drawn from SCC Credit Facilities (as defined below) and cash on hand.
On January 14, 2021, SCF issued senior unsecured notes in an aggregate principal amount of $750,000 of 5.000% Senior Notes due January 15, 2029 at an issue price of 100% of the principal amount (the “Initial 2029 SCF Senior Notes”) pursuant to an indenture, dated January 14, 2021 (the “2029 SCF Indenture”); and on May 20, 2021 further issued senior unsecured notes in an aggregate principal amount of $350,000 of 5.000% Senior Notes due January 15, 2029 at an issue price of 101.50% of the principal amount (the “Additional 2029 SCF Senior Notes”) which were consolidated to form a single series with the Initial 2029 SCF Senior Notes (and together, the “2029 SCF Senior Notes”). The net proceeds from the offering of the Initial 2029 SCF Senior Notes were primarily used to fund the conditional tender offer and the remaining outstanding balance with accrued interest of previous senior notes of SCF in February 2021. The net proceeds from the offering of the Additional 2029 SCF Senior Notes were used to partially fund the capital expenditures of the remaining development project at Studio City and for general corporate pur
pos
es.

STUDIO CITY INTERNATIONAL HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands, except share and per share data)

9.	LONG-TERM DEBT, NET - continued
SCF Senior Notes
 - continued

The 2028 SCF Senior Notes and the 2029 SCF Senior Notes, are collectively referred to as the “SCF Senior Notes”. The 2025 SCF Indenture and the 2029 SCF Indenture, are collectively referred to as the “SCF Indentures”.
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
There are provisions under each of the SCF Indentures that limit or prohibit certain payments of dividends and other distributions by SCF and its restricted subsidiaries to companies or persons who are not SCF or its restricted subsidiaries, subject to certain exceptions and conditions. As of December 31, 2025, the net assets of SCF and its restricted subsidiaries of approximately $584,000 were restricted from being distributed under the terms of the SCF Senior Notes.
SCC Senior Secured Notes
On February 16, 2022, SCC issued senior secured notes in an aggregate principal amount of $350,000 of 7.000% Senior Notes due February 15, 2027 at an issue price of 100% of the principal amount (the “2027 SCC Senior
Secured
Notes”) pursuant to an indenture, dated February 16, 2022 (the “2027 SCC Indenture”) among SCC, the guarantors and the trustee. The net proceeds from the offering of the 2027 SCC Senior
Secured
Notes were used to
fund
the capital expenditures of the remaining development project at Studio City and for general corporate purposes.

STUDIO CITY INTERNATIONAL HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands, except share and per share data)

9 .	LONG-TERM DEBT, NET - continued
SCC Senior Secured Notes
 - continued

There are no interim principal payments on the 2027 SCC Senior Secured Notes and interest is payable semi-annually in arrears on each February 15 and August 15.
The 2027 SCC Senior Secured Notes are senior secured obligations of SCC, rank equally in right of payment to all existing and future senior indebtedness of SCC (although any liabilities in respect of obligations under the SCC Credit Facilities that are secured by common collateral securing the 2027 SCC Senior Secured Notes will have priority over the 2027 SCC Senior Secured Notes with respect to any proceeds received upon any enforcement action of such common collateral) and rank senior in right of payment to any existing and future subordinated indebtedness of SCC and are effectively subordinated to SCC’s existing and future secured indebtedness that is secured by assets that do not secure the 2027 SCC Senior Secured Notes, to the extent of the assets securing such indebtedness.
Studio City Investments Limited (“SCI”), the shareholder of SCC, all of its existing subsidiaries (other than SCC) and any other future restricted subsidiaries that provide guarantees of certain specified indebtedness (including the SCC Credit Facilities) (the “2027 SCC Senior Secured Notes Guarantors”) jointly, severally and unconditionally guarantee the 2027 SCC Senior Secured Notes on a senior basis (the “2027 SCC Senior Secured Notes Guarantees”). The 2027 SCC Senior Secured Notes Guarantees are senior obligations of the 2027 SCC Senior Secured Notes Guarantors, rank equally in right of payment to all existing and future senior indebtedness of the 2027 SCC Senior Secured Notes Guarantors and rank senior in right of payment to any existing and future subordinated indebtedness of the 2027 SCC Senior Secured Notes Guarantors. The 2027 SCC Senior Secured Notes Guarantees are pari passu to the 2027 SCC Senior Secured Notes Guarantors’ obligations under the SCC Credit Facilities, and effectively subordinated to any future secured indebtedness that is secured by assets that do not secure the 2027 SCC Senior Secured Notes and the 2027 SCC Senior Secured Notes Guarantees, to the extent of the value of the assets.
The 2027 SCC Senior Secured Notes are secured, on an equal basis with the SCC Credit Facilities, by substantially all of the material assets of SCI and its subsidiaries (although obligations under the SCC Credit Facilities that are secured by the common collateral securing the 2027 SCC Senior Secured Notes will have priority over the 2027 SCC Senior Secured Notes with respect to any proceeds received upon any enforcement action of such common collateral); in addition, in line with the SCC Credit Facilities, the 2027 SCC Senior Secured Notes are also secured by certain specified bank accounts.
The 2027 SCC Indenture contains certain covenants, subject to certain exceptions and conditions, that limit the ability of SCC, SCI and their respective restricted subsidiaries to, among other things: (i) incur or guarantee additional indebtedness and issue certain preferred stock; (ii) make specified restricted payments and investments; (iii) prepay or redeem subordinated debt or equity; (iv) issue or sell capital stock; (v) transfer, lease or sell assets; (vi) create or incur certain liens; (vii) impair the security interests in the collateral; (viii) enter into agreements that restrict the restricted subsidiaries’ ability to pay dividends, transfer assets or make intercompany loans; (ix) change the nature of the business of the relevant group; (x) enter into transactions with affiliates; and (xi) effect a consolidation or merger. The 2027 SCC Indenture also contains conditions and provides for customary events of default as well as early redemption options available to SCC during certain time periods and redemption options available to the 2027 SCC Senior Secured Notes holders in certain events.
There are provisions under the 2027 SCC Indenture that limit or prohibit certain payments of dividends and other distributions by SCC, SCI and their respective restricted subsidiaries to companies or persons who are

STUDIO CITY INTERNATIONAL HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands, except share and per share data)

9.	LONG-TERM DEBT, NET - continued
SCC Senior Secured Notes
 - continued

not
SCC, SCI and their respective restricted subsidiaries, subject to certain exceptions and conditions. As of December 31, 2025, the net assets of SCI and its restricted subsidiaries of approximately $511,000 were restricted from being distributed under the terms of the 2027 SCC Senior
Secured
Notes.

SCC Credit Facilities
On March 15, 2021, SCC (the “SC Borrower”) amended the terms of its prior senior secured credit
facilities agreement entered into with a syndicate of banks, including the extension of the maturity date of the Hong Kong dollars (“HK$”) 234,000 (equivalent to $30,077)
senior secured credit facilities (the “SCC 2021 Credit Facilities”), comprising a HK$1,000 (equivalent to $129)
term loan facility (the “SCC 2021 Term Loan”) and a
HK$233,000 (equivalent to $29,948)
revolving credit facility (the “SCC 2021 Revolving Facility”) to January 15, 2028. Changes have also been made to the covenants in order to align them with those of certain other financings at SCF, including amending the threshold sizes and measurement dates of the covenants. On November 29, 2024, SCC further amended the terms of the SCC 2021 Credit Facilities (the “SCC 2024 Amendment and Restatement”), including but not limited to the extension of the maturity date to
August 29, 2029
and
the change of interest margin. The SCC 2021 Term Loan shall be repaid on August 29, 2029 with no interim amortization payments. The SCC 2021 Revolving Facility is available up to the date that is one month prior to August 29, 2029.
Pursuant to the SCC 2024 Amendment and Restatement, borrowings under the SCC 2021 Credit Facilities denominated in US$ bear interest at term Secured Overnight Financing Rate (“SOFR”) plus an applicable credit adjustment spread ranging from
0.06
% to
0.20
% per annum and a margin of
2.25
% per annum; borrowings under the SCC 20
21
 Credit Facilities denominated in HK$ bear interest at Hong Kong Interbank Offered Rate (“HIBOR”) plus a margin of
2.25
% per annum. Prior to the effective of the

SCC 2024 Amendment
and Restatement, borrowings under the SCC 20
21
 Credit Facilities denominated in HK$ bore interest at HIBOR plus a margin of
4
% per annum. The SC Borrower may select an interest period for borrowings under the SCC 20
21
 Credit Facilities ranging from one to six months or any other agreed period. As of December 31, 2025 and 2024, the weighted average
interest rate was approximately
5.23
% and
6.83
%
 per annum,
respectively. The SC Borrower is obligated to pay a commitment fee on the undrawn amount of the SCC 20
21
 Revolving Facility and recognized loan commitment fees of $
123
, $

and $

during the years ended December 31, 2025, 2024 and 2023, respectively.
As of December 31, 2025, the outstanding principal amount of the SCC 20
21
 Term Loan and the SCC 20
21
 Revolving Facility were HK$1,000 (equivalent to $129) and HK$233,000 (equivalent to $29,944), respectively, and the available unused borrowing capacity under the SCC 20
21
 Revolving Facility was
nil
.
On November 29, 2024, SCC entered into a senior secured revolving credit facility agreement with a syndicate of banks (the “SCC 2024 Revolving Facilit ies
”) for HK$1,945,000 (equivalent to $250,273) with a term of five years and maturity date of November 29, 2029, with an option to increase the commitments in an amount not exceeding $100,000, subject to satisfaction of conditions precedent. The SCC 2024 Revolving Facilit ies
are
available up to the date that is one month prior to the maturity date.
Borrowings under the SCC 2024 Revolving Facilit
ies
can be denominated in US$ which bear interest at term SOFR or HK$ which bear interest at HIBOR, in both case plus an applicable margin ranging from 1.95% to 2.55% per annum as adjusted in accordance with the leverage ratio. The SC Borrower may select an interest period for borrowings under the SCC 2024 Revolving Facilit ies
ranging from one to six months or any other agreed period. As of December 31, 2025, the interest rate was approximately 5.33%

per annum.

STUDIO CITY INTERNATIONAL HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands, except share and per share data)

9.	LONG-TERM DEBT, NET - continued
SCC Credit Facilities
 - continued

The
SC Borrower is obligated to pay a commitment fee on the undrawn amount of the SCC 2024 Revolving Facilit ies
and
recognized loan commitment fees of $1,716 and $189 during the years ended December 31, 2025 and 2024, respectively.

As of December 31, 2025, the outstanding principal amount of the SCC 2024 Revolving Facilities was HK$389,000 (equivalent to $49,992), and the available unused borrowing capacity under the SCC 2024 Revolving Facilities was HK$1,556,000 (equivalent to $199,969) of which $119,935 is available to draw, subject to the satisfaction of certain conditions.
The SCC 2021 Credit Facilities and the SCC 2024 Revolving Facilities are collectively referred to as the “SCC Credit Facilities”.
The SCC
2021
Term
Loan
is collateralized by cash of HK$
1,013
 (equivalent to $
130
).
The SC Borrower is subject to mandatory prepayment requirements in respect of various amounts of the SCC 2021 Revolving Facility and the SCC 2024 Revolving Facilities; in the event of the disposal of all or substantially all of the business and assets of the Studio City borrowing group which includes the SC Borrower and certain of its subsidiaries as defined under the SCC Credit Facilities (the “SC Borrowing Group”), the SCC Credit Facilities are required to be repaid in full. In the event of a change of control, the SC Borrower may be required, at the election of any lender under the SCC Credit Facilities, to repay such lender in full (other than the principal amount of the SCC 2021 Term Loan).
The indebtedness under the SCC Credit Facilities is guaranteed by SCI and its subsidiaries (other than the SC Borrower). Security for the SCC Credit Facilities includes a first-priority mortgage over any rights under the land concession contract of Studio City and an assignment of certain leases or right to use agreements; as well as other customary security. The SCC Credit Facilities contain certain affirmative and negative covenants customary for such financings, as well as affirmative, negative and financial covenants aligned with those of certain other financings at SCF. Certain specified bank accounts of MRM are pledged under SCC Credit Facilities and related finance documents. The SCC Credit Facilities are secured by substantially all of the material assets of SCI and its subsidiaries. Pursuant to the guarantee dated November 29, 2024 signed by SCIH, the indebtedness under the SCC 2024 Revolving Facilit ies
is also guaranteed by SCIH.
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

9.	LONG-TERM DEBT, NET - continued
SCC Credit Facilities
 - continued

There
 are provisions that limit certain payments of dividends and other distributions by the SC Borrowing Group to companies or persons who are not members of the SC Borrowing Group. As of December 31, 2025, the net assets of SCI and its restricted subsidiaries of approximately $511,000 were restricted from being distributed under the terms of the SCC Credit Facilities.
Scheduled
Maturities of Long-term Debt
Scheduled maturities of the long-term debt (excluding unamortized deferred financing costs and original issue premiums) as of December 31, 2025 are as follows:

Year ending December 31,
2026	$—
2027	350,000
2028	500,000
2029	1,180,065
2030	—
Over 2030	—

$2,030,065

10.	LEASES
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
The components of lease costs are as follows:

	Year Ended December 31,
	2025	2024	2023
Operating lease costs:
Amortization of land use right	$3,316	$3,314	$3,302
Operating lease costs	1,077	1,076	1,072
Finance lease costs:
Amortization of right-of-use assets	125	65	—

Total lease costs	$4,518	$4,455	$4,374

STUDIO CITY INTERNATIONAL HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands, except share and per share data)

10.	LEASES - continued
Lessee Arrangements
 - continued
Other information related to lease terms and discount rates of operating leases is as follows:

	December 31,
	2025	2024
Weighted average remaining lease term	29.8 years	30.8 years
Weighted average discount rate	7.81%	7.39%
Maturities of operating lease liabilities as of December 31, 2025 are as follows:

Year ending December 31,
2026	$2,038
2027	1,133
2028	1,133
2029	1,131
2030	1,131
Over 2030	28,071

Total future minimum lease payments	34,637
Less: amount representing interest	(20,540)

Present value of future minimum lease payments	14,097
Current portion	(2,002)

Non-current portion	$12,095

Lessor Arrangements
The Company is the lessor under
non-cancellable
operating leases mainly for mall spaces in Studio City with various retailers that expire at various dates through June 2037. Certain of the operating leases include minimum base fees with contingent fee clauses based on percentages of turnover.
During the year ended December 31, 2025, the Company arranged a sales-type lease for the Equipment (as defined in Note 1
7
) under the Studio City Operating Agreement as disclosed in Note 1
7
.
As of December 31, 2025, the current and non-current portion of the investment in a sales-type lease of
$
223
and $
1,509
, respectively, are included in prepaid expenses and other current assets and long-term prepayments, deposits and other assets in the accompanying consolidated balance sheets, respectively.

STUDIO CITY INTERNATIONAL HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands, except share and per share data)

10.	LEASES - continued
Lessor Arrangements
 - continued

The components of lease income are as follows:

	Year Ended December 31,
	2025	2024	2023
Operating lease income:
Minimum	$7,415	$6,665	$4,393
Contingent	5,616	5,767	3,111
Sales-type lease income	70	—	—

Total lease income	$13,101	$12,432	$7,504

Future

minimum fees, excluding the contingent fees to be received, under non-cancellable
leases as of December 31, 2025 were as follows:

	Operating	Sales-Type
Year ending December 31,
2026	$7,574	$481
2027	6,324	481
2028	4,708	549
2029	1,849	497
2030	1,352	136
Over 2030	3,401	545

Total	$25,208	2,689

Difference between undiscounted cash flow and present value		(957)

Investment in a sales-type lease		$1,732

11.	FAIR VALUE MEASUREMENTS
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

STUDIO CITY INTERNATIONAL HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands, except share and per share data)

11.	FAIR VALUE MEASUREMENTS - continued
The carrying values of cash equivalents, long-term deposits and other long-term liabilities approximated fair values and were classified as level 2 in the fair value hierarchy.
The estimated fair values of long-term debt as of December 31, 2025 and 2024, were approximately $1,985,677 and $2,052,327, respectively, as compared to their carrying values, excluding unamortized deferred financing costs and original issue premiums, of $2,030,065 and $2,171,751, respectively. Fair values for the senior notes were estimated based on recent trades, if available, and indicative pricing from market information and were classified as level 2 in the fair value hierarchy. Fair values for the credit facilities approximated their carrying values as the instruments carried variable interest rates that approximated the market rates and were classified as level 2 in the fair value hierarchy.

As of December 31, 2025 and 2024, the Company did not have any non-financial
assets or liabilities that were recognized or disclosed at fair value in the accompanying consolidated financial statements.

12.	CAPITAL STRUCTURE
As of December 31, 2025 and 2024, SCIH’s authorized share capital was 1,927,488,240 Class A ordinary shares and 72,511,760 Class B ordinary shares of a par value of $0.0001 each. As of December 31, 2025 and 2024, 770,352,700 Class A ordinary shares and 72,511,760 Class B ordinary shares were issued and outstanding in each of those years.

13.	INCOME TAXES
Loss before income tax consisted of:

	$		$		$
	Year Ended December 31,

	2025		2024		2023

Macau operations		$72,886		$42,813		$(25,450)
Hong Kong and other jurisdictions operations		(129,577)		(141,292)		(120,715)

Loss before income tax		$(56,691)		$(98,479)		$(146,165)

STUDIO CITY INTERNATIONAL HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands, except share and per share data)

13.	INCOME TAXES - continued

The income tax expense (benefit) consisted of:

	$		$		$
	Year Ended December 31,

	2025		2024		2023

Income tax expense - current:
Macau Complementary Tax		$7,665		$7,534		$—
Hong Kong Profits Tax		—		5		7

Sub-total		7,665		7,539		7

(Over) under provision of income taxes in prior years:
Macau Complementary Tax		(40)		50		—
Hong Kong Profits Tax		(2)		(1)		(15)

Sub-total		(42)		49		(15)

Income tax benefit - deferred:
Macau Complementary Tax		(17)		(236)		(73)

Total income tax expense (benefit)		$7,606		$7,352		$(81)

A reconciliation of the Macau Complementary Tax rate and the Company’s effective tax rate for the year ended December 31, 2025 under the new accounting standard is as follows:

	Year Ended December 31, 2025
	Amount	Percent
Macau Complementary Tax rate	$(6,803)	12.0%
Other jurisdiction tax effects
Hong Kong
Tax rate differential	(77)	0.1%
Changes in valuation allowances	1,543	(2.7)%
Interest income	(16,626)	29.3%
Interest expense	15,507	(27.3)%
Other	(114)	0.2%
Changes in valuation allowances	12,798	(22.6)%
Nontaxable or nondeductible items
Depreciation and amortization	1,670	(2.9)%
Other	(253)	0.4%
Other adjustments	(39)	0.1%

Effective tax rate	$7,606	(13.4)%

Note:	Intercompany transactions which are considered as nondeductible expense in one jurisdiction and nontaxable income in another jurisdiction were eliminated in the tax rate reconciliation.

STUDIO CITY INTERNATIONAL HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands, except share and per share data)

13.	INCOME TAXES - continued

A reconciliation of the income tax expense (benefit) from loss before income tax per the accompanying consolidated statements of operations for the years ended December 31, 2024 and 2023 is as follows:

	$		$
	Year Ended December 31,
	2024		2023
Loss before income tax		$(98,479)		$(146,165)
Macau Complementary Tax rate		12%		12%
Income tax benefit at Macau Complementary Tax rate		(11,817)		(17,540)
Effect of different tax rates of subsidiaries operating in other jurisdictions		(6,352)		(5,432)
Under (over) provision in prior years		49		(15)
Effect of income for which no income tax expense is payable		(1,378)		(2,191)
Effect of expenses for which no income tax benefit is receivable		10,727		6,338
Effect of profits exempted from Macau Complementary Tax		—		(61)
Changes in valuation allowances		4,557		1,515
Expired tax losses		11,566		17,305

Income tax expense (benefit)		$7,352		$(81)

SCIH and certain of its subsidiaries are exempt from tax in the Cayman Islands or British Virgin Islands (“BVI”), where they are incorporated, while certain of these subsidiaries incorporated in BVI are subject to Hong Kong Profits Tax on income derived from Hong Kong during the years ended December 31, 2025, 2024 and 2023. The remaining subsidiaries of SCIH incorporated in Macau and Hong Kong are subject to Macau Complementary Tax and Hong Kong Profits Tax, respectively, during the years ended December 31, 2025, 2024 and 2023.
Macau Complementary Tax and Hong Kong Profits Tax have been provided at 12% and 16.5% on the estimated taxable income earned in or derived from Macau and Hong Kong, respectively, during the years ended December 31, 2025, 2024 and 2023, if applicable.

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
Certain jurisdictions in which the Ultimate Parent operates have enacted Global Anti-Base Erosion Model Rules (“Pillar Two”) that became effective on January 1, 2024. The Company and its Ultimate Parent are in scope of the enacted legislation and have performed an assessment of the Company’s potential exposure to Pillar Two income taxes, which is based on the most recent tax filings, country-by-country
reporting and financial information for the constituent entities of the Ultimate Parent. Based on management’s best estimate, the Company does not have exposure to Pillar Two top-up
taxes for the years ended December 31, 2025 and 2024.
The reconciliation of the Macau Complementary Tax rate and the Company’s effective tax rate of (13.4)% for the year ended December 31, 2025 was disclosed in the table above under the new accounting standard.
The
effective tax rates for the years ended December 31, 2024 and 2023 were (
7.5)% and 0.1%, respectively
,
s
uch rates differ from the statutory Macau Complementary Tax rate of 12%, where the

STUDIO CITY INTERNATIONAL HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands, except share and per share data)

13.	INCOME TAXES - continued

majority of the Company’s operations are located, primarily due to the effects of expired tax losses, expenses for which no income tax benefit is receivable, different tax rates of subsidiaries operating in other jurisdictions, income for which no income tax expense is payable and changes in valuation allowances for the relevant years.
No income tax was paid for the year ended December 31, 2025.
The net deferred tax liabilities as of December 31, 2025 and 2024 consisted of the following:

	December 31,
	2025	2024
Deferred tax assets:
Net operating losses carried forward	$44,944	$46,650
Depreciation and amortization	125,014	125,897
Lease liabilities	1,692	1,654
Other	4	79

Sub-total	171,654	174,280
Valuation allowances	(170,143)	(172,688)

Total deferred tax assets	1,511	1,592

Deferred tax liabilities:
Right-of-use assets	(1,389)	(1,397)
Unrealized capital allowances	(108)	—
Other	(74)	(272)

Total deferred tax liabilities	(1,571)	(1,669)

Deferred tax liabilities, net	$(60)	$(77)

As of
December 31, 2025 and 2024, valuation allowances of $170,143 and $172,688 were provided, respectively, as management believes it is more likely than not that these deferred tax assets will not be realized. As of December 31, 2025, adjusted operating tax losses carried forward of $9,739 have no expiry date and the remaining amount of $133,499, $126,401 and
$101,245
will expire in 2026, 2027 and 2028, respectively. Adjusted operating tax losses carried forward of

$137,057 expired during the year ended December 31, 2025.
Deferred tax, where applicable, is provided under the asset and liability method at the enacted statutory income tax rate of the respective tax jurisdictions, applicable to the respective financial years, on the difference between the consolidated financial statements carrying amounts and income tax base of assets and liabilities.
Undistributed earnings of a foreign subsidiary of SCIH available for distribution to SCIH of approximately $745,397 and $745,397 as of December 31, 2025 and 2024, respectively, are considered to be indefinitely reinvested. Accordingly, no provision has been made for the dividend withholding taxes that would be payable
upon the distribution of those amounts to SCIH. If those earnings were to be distributed or they were determined to be no longer permanently reinvested, SCIH would have to record a deferred income tax liability in respect of those undistributed earnings of approximately $89,448 and $89,448 as of December 31, 2025 and 2024,
respectively.

STUDIO CITY INTERNATIONAL HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands, except share and per share data)

13.	INCOME TAXES - continued

A reconciliation of the beginning and ending amounts of unrecognized tax benefits is presented as follows:

	Year Ended December 31,
	2025	2024	2023
At beginning of year	$7,612	$—	$—
Additions based on tax positions related to current year	4,632	7,562	—
Additions based on tax positions related to prior year	—	50	—

At end of year	$12,244	$7,612	$—

The total amount of unrecognized tax benefits that, if recognized, would affect the effective tax rate were $12,244 and $7,612 as of December 31, 2025 and 2024, respectively.
As
of December 31, 2025 and 2024, there were no interest and penalties related to uncertain tax positions recognized in the accompanying consolidated financial statements.
Income tax returns of SCIH’s subsidiaries remain open and subject to examination by the tax authorities of Macau and Hong Kong until the statute of limitations expire in each corresponding jurisdiction. The statute of limitations in Macau and Hong Kong are five years and six years, respectively.

14.	EMPLOYEE BENEFIT PLANS
Eligible employees of the Company are allowed to participate in defined contribution fund schemes operated by the Company (the “Defined Contribution Fund Schemes”) in Macau. The Company either contributes a fixed percentage of the eligible employees’ relevant income, a fixed amount or an amount which matches the contributions of the employees up to a certain percentage of relevant income to the Defined Contribution Fund Schemes. The Company’s contributions to the Defined Contribution Fund Schemes are vested with employees in accordance to vesting schedules, achieving full vesting of 10 years from the date of employment. The Defined Contribution Fund Schemes were established under trusts with the fund assets being held separately from those of the Company by independent trustees
.
Employees
employed by the Company in Macau are members of a government-managed social security fund scheme (the “Social Security Fund Scheme”), which is operated by the Macau government. The Company is required to pay monthly fixed contributions and meet the minimum mandatory requirement of the Social Security Fund Scheme to fund the benefits.
During the years ended December 31, 2025, 2024 and 2023, the Company’s contributions into these plans were $54, $62 and $40, respectively.

15.	DISTRIBUTION OF PROFITS
Subsidiaries of SCIH incorporated in Macau are required to set aside a minimum of
25
% of the entity’s profit after tax to the legal reserve until the balance of the legal reserve reaches a level equivalent to
50
% of the entity’s share capital in accordance with the provisions of the Macau Commercial Code. The legal reserve is not available for distribution to the shareholders of the subsidiaries. The appropriation of the legal reserve is recorded in the subsidiaries’ financial statements in the year in which it is approved by the shareholders of the relevant subsidiaries. As of December 31, 2025 and 2024, the balance of the legal reserve amounted to $
6
and $
6
,
respectively.

STUDIO CITY INTERNATIONAL HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands, except share and per share data)

15.	DISTRIBUTION OF PROFITS - continued

The Company’s borrowings, subject to certain exceptions and conditions, contain certain restrictions on paying dividends and other distributions, as defined in the respective indentures governing the relevant senior notes and credit facility agreements, and disclosed in Note 9 under each of the respective borrowings.

During the years ended December 31, 2025, 2024 and 2023, SCIH did not declare or pay any cash dividends on the ordinary shares. No dividends have been proposed since the end of the reporting period.

16.	COMMITMENTS AND CONTINGENCIES

(a)	Capital Commitments
As of December 31, 2025, the Company had capital commitments for the construction and acquisition of property and equipment totaling $
4,096
.

(b)	Guarantee
In addition to as disclosed in Note
9
, the Company has made the following significant guarantee as of December 31, 2025:
Trade Credit Facilities
Effective on August 31, 2025, one of the SCIH’s subsidiaries amended the terms of its prior trade credit facility agreements entered into with a bank to meet certain payment obligations of the Studio City project, including a reduction of total facility amount to
HK$
25,000
(equivalent to $
3,213
)
 and an extension of the maturity date
for
two years
to
August 31, 2027
(“Trade Credit Facilities”). The Trade Credit Facilities are guaranteed by SCC and are supported by a promissory note (“Livrança”) of HK$
25,000
(equivalent to $
3,213
) issued
by such SCIH’s subsidiary. As of December 31, 2025,
 approximately $

of the Trade Credit Facilities had been utilized.

(c)	Litigation
As of December 31, 2025, the Company was a party to certain legal proceedings which relate to matters arising out of the ordinary course of its business. Management believes that the outcomes of such proceedings have been adequately provided for or have no material impacts on the Company’s consolidated financial statements as a whole.

STUDIO CITY INTERNATIONAL HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands, except share and per share data)

17.	RELATED PARTY TRANSACTIONS
During the years ended December 31, 2025, 2024 and 2023, the Company entered into the following significant related party transactions:

		Year Ended December 31,
Related companies	Nature of transactions	2025	2024	2023

Transactions with affiliated companies

Melco Resorts and its subsidiaries	Revenues (services provided by the Company):
	Revenue from casino contract	$305,946	$259,842	$155,527
	Rooms and food and beverage (1)	152,052	154,233	111,438
	Services fee (2)	68,265	59,529	40,473
	Entertainment (1)	13,860	25,703	39,715

	Costs and expenses (services provided to the Company):
	Staff costs recharges (3)	129,737	116,491	89,713
	Corporate services (4)	44,948	41,460	34,640
	Other services	23,062	21,839	20,936
	Staff costs for construction and renovation work capitalized	3,538	4,618	4,674
	Purchases of goods and services	282	315	567

	Sale and purchase of assets:
	Sale of property and equipment	7,548	9,509	914
	Transfer-in of other long-term assets	30,728	31,193	5,527
	Purchase of property and equipment	—	204	8

Irad Imaging and Diagnostic Medical Center Ltd. (“iRad”) (5)	Revenues (services provided by the Company):
	Mall and sales-type lease income	358	—	—

(1)
These revenues
 primarily represented the rooms, food and beverage and entertainment services provided to Studio City Casino’s gaming patrons and charged to MRM and to other of Melco Resorts’ subsidiaries.

(2)
Services
provided by the Company to Melco Resorts and its subsidiaries mainly include, but are not limited to, certain shared administrative services and shuttle bus transportation services provided to Studio City Casino.

(3)
Staff costs
are recharged by Melco Resorts and its subsidiaries for staff who are solely dedicated to Studio City to carry out activities, including food and beverage management, retail management, hotel management, entertainment projects, mall development and sales and marketing activities and staff costs for certain shared administrative services.

(4)
Corporate
services are provided to the Company by Melco Resorts and its subsidiaries. These services include, but are not limited to, general corporate services and senior executive management services for operational purposes.

(5)
The Company
entered into an operating agreement (the “Studio City Operating Agreement”) with iRad, an affiliated company of Mr. Lawrence Yau Lung Ho (“Mr. Ho”), a director of SCIH, to grant iRad the right to operate a private hospital focused on imaging and diagnostic medical services at Studio City and to utilize certain medical equipment for the operation of iRad at Studio City (the “Equipment”), for an initial period commencing from October 1, 2025 and ending on November 30, 2034, with an option to renew for two further periods of five years each by mutual agreement. As of December 31, 2025, a security deposit of MOP15,652 (equivalent to $1,953)
received
from iRad pursuant to the Studio City Operating Agreement, of which MOP3,679 (equivalent to $459)
was included in accrued expenses and other current liabilities and
MOP11,973 (equivalent to $1,494) was
 included in other long-term liabilities in the accompanying consolidated balance sheets.

STUDIO CITY INTERNATIONAL HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands, except share and per share data)

17.	RELATED PARTY TRANSACTIONS - continued

Other Related Party Transactions
During the year ended December 31, 2024, an aggregate principal amount of $30,000 of the 2025 SCF Senior Notes held by Mr. Ho was purchased by SCF for a consideration of $30,000. As of
December 31, 2025 and 2024, Mr. Ho’s controlled entity held an aggregate principal amount of $30,000 of SCF Senior Notes in each of those years. As of December 31, 2025 and 2024, an independent director of SCIH held an aggregate principal amount of $600 of SCC Senior
Secured
Notes in each of those years.
During the years ended December 31, 2025, 2024 and 2023, total interest expense of $1,500, $2,508 and $3,300 in relation to the SCF Senior Notes, were paid or payable to Mr. Ho and his controlled entity, respectively. During the years ended December 31, 2025, 2024 and 2023, total interest expense of $44, $44 and $30 in relation to the SCC Senior
Secured
Notes, was paid or payable to the independent director of SCIH, respectively.

(a)	Receivables from Affiliated Companies
The outstanding balances mainly arising from operating income or prepayment of operating expenses as of December 31, 2025 and 2024 are unsecured, non-interest
bearing and repayable on demand with details as follows:

	December 31,
	2025	2024
Melco Resorts’ subsidiarie s	$285	$309
iRa d	450	—

	$735	$309

(b)	Payables to Affiliated Companies
The outstanding balances as of December 31, 2025 and 2024 are payables to Melco International and its subsidiaries mainly arising from operating expenses, and are unsecured, non-interest
bearing and repayable on demand.

18.	SEGMENT INFORMATION
The Company’s principal operating activities are engaged in the hospitality business and provision of services pursuant to a casino contract in Macau. The Company monitors its operations and evaluates its earnings by reviewing the assets and operations of Studio City as one operating segment. As of December 31, 2025 and 2024, the Company operated in one geographical area, Macau, where it derives its revenues and its long-lived assets are located.
The Company’s capital expenditures amounted to $46,184, $64,704 and $68,924 for the years ended December 31, 2025, 2024 and 2023, respectively.
SCIH’s
Property General Manager
is the Chief Operating Decision Maker (“CODM”) of the Company.
The CODM reviews and evaluates consolidated net income as the measure of segment profit or loss and to compare the operating performance of Studio City with those of its competitors as a way to assess performance.
The CODM reviews total assets, as reported on the consolidated balance sheets.
The CODM also utilizes consolidated expense information in order to assess financial performance.
Employee expenses

STUDIO CITY INTERNATIONAL HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands, except share and per share data)

18.	SEGMENT INFORMATION - continued

mostly consists
of allocated labor costs for non-gaming operations from Melco Resorts’ subsidiaries. Depreciation and amortization expenses and interest expense, net of amount capitalized include those recorded with the consolidated statements of operations.
The following table presents the results of operations for Studio City and reconciliation to net loss attributable to Studio City International Holdings Limited for the years ended December 31, 2025, 2024 and 2023.

	Year Ended December 31,
	2025	2024	2023
Operating revenues:
Revenue from casino contract	$305,946	$259,842	$155,527
Rooms	168,011	160,721	111,733
Food and beverage	90,118	89,660	62,426
Entertainment	39,115	47,533	61,777
Services fee	68,265	59,529	40,473
Mall	19,202	18,289	10,744
Retail and other	3,909	3,571	2,858

Total operating revenues	694,566	639,145	445,538
Employee benefits expenses (1)	(155,191)	(146,096)	(103,585)
Depreciation and amortization	(212,016)	(205,060)	(169,397)
Interest expense, net of amounts capitalized	(126,266)	(133,594)	(129,567)
Other segment items (2)	(265,390)	(260,226)	(189,073)

Net loss	(64,297)	(105,831)	(146,084)
Net loss attributable to participation interest	5,532	9,105	12,567

Net loss attributable to Studio City International Holdings Limited	$(58,765)	$(96,726)	$(133,517)

(1)
“Employee
 benefits expenses” includes salaries, bonuses and incentives, benefits and allocated labor costs for non-gaming operations from Melco Resorts’ subsidiaries. Certain amounts of “Employee benefits expenses” are included in “Other segments items” as pre-opening costs and property charges and other; and with certain amounts incurred during the construction and development stage of Studio City capitalized in property and equipment.

(2)
“Other segment
 items” mainly include cost of inventories, advertising and promotions expenses, repair and maintenance expenses, utilities and fuel expenses, corporate and other non-gaming services recharged from Melco Resorts’ subsidiaries, pre-opening costs, property charges and other, interest income, other financing costs, net foreign exchange gains (losses), (loss) gain on extinguishment of debt and income tax (expense) benefit.

STUDIO CITY INTERNATIONAL HOLDINGS LIMITED
ADDITIONAL INFORMATION - FINANCIAL STATEMENT SCHEDULE 1
FINANCIAL INFORMATION OF PARENT COMPANY
CONDENSED BALANCE SHEETS
(In thousands, except share and per share data)

	December 31,
	2025	2024
ASSETS
Current assets:
Cash and cash equivalents	$27	$28
Receivables from a subsidiary	10,680	8,536
Prepaid expenses and other current assets	24	23

Total current assets	10,731	8,587

Investments in subsidiaries	525,790	592,643

Total assets	$536,521	$601,230

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accrued expenses and other current liabilities	$429	$304
Payables to affiliated companies	287	338
Payables to subsidiaries	11,918	9,853

Total current liabilities	12,634	10,495

Total liabilities	12,634	10,495

Shareholders’ equity:
Class A ordinary shares, par value $0.0001; 1,927,488,240 shares authorized; 770,352,700 shares issued and outstanding	77	77
Class B ordinary shares, par value $0.0001; 72,511,760 shares authorized; 72,511,760 shares issued and outstanding	7	7
Additional paid-in capital	2,477,359	2,477,359
Accumulated other comprehensive income	618	8,701
Accumulated losses	(1,954,174)	(1,895,409)

Total shareholders’ equity	523,887	590,735

Total liabilities and shareholders’ equity	$536,521	$601,230

STUDIO CITY INTERNATIONAL HOLDINGS LIMITED
ADDITIONAL INFORMATION - FINANCIAL STATEMENT SCHEDULE 1
FINANCIAL INFORMATION OF PARENT COMPANY
CONDENSED STATEMENTS OF OPERATIONS
(In thousands)

	Year Ended December 31,
	2025	2024	2023
Operating revenues	$—	$—	$—
Operating costs and expenses	(124)	(119)	—

Operating loss	(124)	(119)	—

Non-operating income (expenses):
Foreign exchange gains (losses), net	4	3	(2)
Other income, net	125	116	—
Share of results of subsidiaries	(58,770)	(96,726)	(133,515)

Total non-operating expenses, net	(58,641)	(96,607)	(133,517)

Loss before income tax	(58,765)	(96,726)	(133,517)
Income tax expense	—	—	—

Net loss	$(58,765)	$(96,726)	$(133,517)

STUDIO CITY INTERNATIONAL HOLDINGS LIMITED
ADDITIONAL INFORMATION - FINANCIAL STATEMENT SCHEDULE 1
FINANCIAL INFORMATION OF PARENT COMPANY
CONDENSED STATEMENTS OF COMPREHENSIVE LOSS
(In thousands)

	Year Ended December 31,
	2025	2024	2023
Net loss	$(58,765)	$(96,726)	$(133,517)
Other comprehensive (loss) income:
Foreign currency translation adjustments	(8,083)	21,357	(985)

Other comprehensive (loss) income	(8,083)	21,357	(985)

Total comprehensive loss	$(66,848)	$(75,369)	$(134,502)

STUDIO CITY INTERNATIONAL HOLDINGS LIMITED
ADDITIONAL INFORMATION - FINANCIAL STATEMENT SCHEDULE 1
FINANCIAL INFORMATION OF PARENT COMPANY
CONDENSED STATEMENTS OF CASH FLOWS
(In thousands)

	Year Ended December 31,
	2025	2024	2023
Cash flows from operating activities:
Net cash (used in) provided by operating activities	$(1)	$—	$1

Cash flow from an investing activity:

Cash used in an investing activity	—	—	—

Cash flow from a financing activity:
Cash provided by a financing activity	—	—	—

(Decrease) increase in cash and cash equivalents	(1)	—	1
Cash and cash equivalents at beginning of year	28	28	27

Cash and cash equivalents at end of year	$27	$28	$28

STUDIO CITY INTERNATIONAL HOLDINGS LIMITED
ADDITIONAL INFORMATION - FINANCIAL STATEMENT SCHEDULE 1
FINANCIAL INFORMATION OF PARENT COMPANY
NOTES TO FINANCIAL STATEMENT SCHEDULE 1
(In thousands)

1.
Schedule 1 has been provided pursuant to the requirements of Rule
12-04(a)
and
4-08(e)(3)
of Regulation
S-X,
which require condensed financial information as to financial position, cash flows and results and operations of a parent company as of the same dates and for the same periods for which audited consolidated financial statements have been presented when the restricted net assets of the consolidated and unconsolidated subsidiaries together exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year. As of December 31, 2025, approximately $584,000 of the restricted net assets were not available for distribution and as such, the condensed financial information of SCIH has been presented for the years ended December 31, 2025, 2024 and 2023. SCIH did not receive any cash dividend from its subsidiary during the years ended December 31, 2025, 2024 and 2023.

2.	Basis of Presentation
The accompanying condensed financial information has been prepared using the same accounting policies as set out in SCIH’s consolidated financial statements except that the parent company has used the equity method to account for its investments in subsidiaries.